Form 20-F
period 2017-12-31
TORM plc
filed 2018-03-08
CIK 1655891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
 (Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-38294

TORM plc
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

England and Wales
(Jurisdiction of incorporation or organization)

Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom
(Address of principal executive offices)

Jacob Meldgaard, Chief Executive Officer, Tuborg Havnevej 18, DK-2900 Hellerup, Denmark, +45 39 17 92 00

(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.
Title of each class		Name of each exchange on which registered
Class A common shares, par value $0.01 per	share	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to section 12(g) of the Act.
NONE
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2017 there were 61,985,975 of the Registrant's Class A common shares outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes	☐	No	☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes	☐	No	☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth Company.  See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Emerging growth company ☒
(Do not check if a smaller reporting company)

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
[ ]	U.S. GAAP
[X]	International Financial Reporting Standards as issued by the international Accounting Standards Board

[ ]	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17	☐	Item 18	☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	☐	No	☒

TABLE OF CONTENTS
Page

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this annual report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.
All statements in this annual report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•	our future operating or financial results;
•	global and regional economic and political conditions, including piracy;
•	our pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs;
•	statements about shipping market trends, including charter rates and factors affecting supply and demand;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	our ability to enter into time charters after our current charters expire and our ability to earn income in the spot market;
•	the price of our Class A common shares; and
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels' useful lives.
Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in Item 3. "Key Information—D. Risk Factors." Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•	the length and number of off-hire periods and dependence on third-party managers; and
•	other factors discussed in Item 3. "Key Information—A. Risk Factors" in this annual report.
You should not place undue reliance on forward-looking statements contained in this annual report because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this annual report are qualified in their entirety by the cautionary statements contained in this annual report. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

EXPLANATORY NOTE AND PRESENTATION OF OUR FINANCIAL AND OPERATING DATA
Throughout this annual report on Form 20-F, we incorporate information responsive to the items hereof by reference to our annual report for the year ended December 31, 2017, or the Annual Report 2017, including our audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015. Therefore, the information contained in this annual report should be read in conjunction with the Annual Report 2017, which was furnished to the U.S. Securities and Exchange Commission, or the SEC, on Form 6-K on March 8, 2018. The content of quotations, websites and other sources contained in the sections of the Annual Report 2017 referenced herein are not incorporated by reference into this Form 20-F.
Unless otherwise indicated, the terms "TORM plc," "we," "us," "our," the "Company" and the "Group" refer to TORM plc and its consolidated subsidiaries, which includes TORM A/S and its consolidated subsidiaries, following the closing of the Exchange Offer (defined below). When used in this annual report to describe events prior to the closing of the Exchange Offer, the terms "TORM A/S," "we," "us," "our," the "Company" and the "Group" refer to TORM A/S and its consolidated subsidiaries before such time. References to "Former TORM A/S" refer to TORM A/S and its consolidated subsidiaries prior to the Combination (defined below).
Unless otherwise indicated, all information in this annual report gives effect to the 1,500:1 share consolidation that TORM A/S implemented with effect as of September 24, 2015. Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this annual report are to the lawful currency of the United States of America, references to "Sterling", "£" and "GBP" are to the lawful currency of the United Kingdom, references to "Danish Kroner," and "DKK" are to the lawful currency of Denmark and references to "Japanese Yen," "¥" and "JPY" are to the lawful currency of Japan. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.
On March 27, 2015, TORM A/S, a company organized under the laws of Denmark, entities affiliated with Oaktree Capital Management L.P., or Oaktree, and certain of TORM A/S' lenders entered into a restructuring agreement to recapitalize TORM A/S. The agreement included a mandatory and an optional debt cancellation of a part of TORM A/S' debt and required OCM Njord Holdings S.à r.l., or Njord Luxco, a subsidiary of Oaktree, to contribute OCM (Gibraltar) Njord Midco Ltd., or Njord, to TORM A/S in exchange for shares in TORM A/S. We refer to this transaction as the "Combination". The Combination was completed on July 13, 2015, the date on which Njord was transferred to TORM A/S, and comprised a part of a series of transactions, discussed more fully herein, which together we refer to as the "2015 Restructuring." We refer to the consummation of the 2015 Restructuring on July 13, 2015 as the Restructuring Completion Date.
The Combination was accounted for as a reverse acquisition, based on guidance in IFRS 3 "Business Combinations," under the acquisition method of accounting, with Njord considered to be the accounting acquirer of TORM A/S and the continuing reporting entity, though TORM A/S continued as the legal entity (we refer to Njord and Former TORM A/S, including their respective subsidiaries, together as the "Combined Group"). This was largely due to the fact that immediately following the acquisition, Njord Luxco held 62% of the voting rights in TORM A/S (excluding the additional voting rights associated with the TORM A/S C shares, which relate to election and dismissal of members of our Board of Directors and certain amendments to our Articles of Association), was exposed to variable returns from involvement with the Combined Group and had the ability to use its control to affect the amount of the Group's return.

On April 15, 2016, a new corporate structure was established, whereby TORM plc effectively acquired all of the outstanding A shares of TORM A/S (referred to herein as Danish A shares) in exchange for TORM plc's securities. A total of 97.6% of TORM A/S' shareholders exchanged their shareholdings to TORM plc, and TORM plc acquired the remaining 2.4% shares from TORM A/S' minority shareholders in a statutory squeeze-out transaction under the Danish Companies Act for a total cash consideration of approximately $19 million. In addition and in connection with the exchange of the Danish A shares, all TORM A/S warrant holders exchanged their warrants on a one-for-one basis for warrants of TORM plc. We refer to these transactions collectively as the "Exchange Offer." On April 19, 2016, upon the closing of the Exchange Offer and the listing of TORM plc's Class A common shares on Nasdaq Copenhagen A/S in Denmark, or Nasdaq Copenhagen, TORM plc became the Group's publicly-held parent company incorporated under the laws of England and Wales. We refer to this as the "Redomiciliation." The Redomiciliation was accounted for as an internal reorganization of entities under common control and, therefore, the assets and liabilities of TORM A/S were accounted for at their historical cost basis and not revalued in the transaction.
The Class A common shares of TORM plc are issued and traded on Nasdaq Copenhagen under the symbol "TRMD A" and on the Nasdaq Stock Market LLC in New York, or Nasdaq New York, under the symbol "TRMD". All commercial and technical management of the Company's fleet of product tankers is led out of the Denmark office of TORM A/S and the Company's subsidiaries in India, the Philippines, the United States and Singapore. See Item 4. "Information on the Company."
We are therefore subject to the applicable corporate governance rules of Nasdaq New York, the UK Corporate Governance Code, the UKLA's Disclosure and Transparency Rules and the applicable rules and regulations applicable to companies admitted to trading and official listing on Nasdaq Copenhagen.
We report our consolidated financial results in U.S. dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which also comply with reporting requirements under English law.
Accordingly, this document includes the audited consolidated financial statements of TORM plc as of and for the years ended December 31, 2017, 2016 and 2015, which have been prepared in accordance with IFRS. The financial information for TORM plc reflects the activities of the Combined Group from the date of the Combination and the activities of TORM A/S only prior to the Combination, being a continuation of the financial statements of Njord (the accounting acquirer), with one adjustment, which is to adjust retroactively Njord's legal capital to reflect the legal capital of TORM A/S from the beginning of the earliest period presented.
Enforcement of Civil Liabilities
The Company is a public limited company incorporated under the laws of England and Wales and substantially all of its directors and officers are non-residents of the United States. A substantial portion of the assets of the Company, its subsidiaries and such persons are located outside the United States. As a result, it may be difficult for shareholders of the Company to effect service within the United States upon directors, officers and experts who are not residents of the United States or to enforce judgments in the United States. In addition, there can be no assurance as to the enforceability in the United Kingdom against the Company or its respective directors, officers and experts who are not residents of the United States, or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.          Directors and Senior Management
Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
A.          Selected Financial Data
The following table presents, in each case for the periods and as of the dates indicated, the selected historical financial and operating data of TORM plc. The selected data is derived from our audited financial statements, which have been prepared in accordance with IFRS as issued by the IASB, and should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 and related notes, which are incorporated herein by reference to our Annual Report 2017 together with Item 5. "Operating and Financial Review and Prospects." Our audited consolidated financial statements as of and for the year ended December 31, 2014 and the related notes are not included herein. In addition, see "Explanatory Note and Presentation of Our Financial and Operating Data" for further details on the presentation of the financial statements, the history of the Company and its formation.
	Year Ended December 31,
	2017	2016	2015	2014
(USD million, except share data)
Consolidated income statement data:
Revenue	657.0	680.1	540.4	179.9
Port expenses, bunkers and commissions	(259.9)	(221.9)	(169.6)	(81.2)
Charter hire	(8.5)	(21.5)	(12.0)	0.0
Operating expenses	(188.4)	(195.2)	(122.9)	(50.3)
Profit from sale of vessels	2.8	0.0	0.0	0.0
Administrative expenses	(45.0)	(41.4)	(19.5)	(1.0)
Other operating expenses	(0.4)	(0.3)	(6.3)	(6.5)
Share of profit from joint ventures	0.0	0.2	0.2	0.0
Impairment losses on tangible and intangible assets	(3.6)	(185.0)	0.0	0.0
Depreciation	(114.5)	(122.2)	(67.3)	(24.7)
Operating profit/(loss)	39.5	(107.2)	143.0	16.2
Financial income	4.3	2.8	0.9	0.0
Financial expenses	(40.6)	(37.3)	(16.9)	(3.6)
Profit/(loss) before income tax	3.2	(141.7)	127.0	12.6
Tax expenses	(0.8)	(0.8)	(1.0)	0.0
Net profit/(loss) for the year	2.4	(142.5)	126.0	12.6

Other financial data:
Basic earnings/(loss) per share, EPS (USD)	0.0	(2.3)	2.4	0.4
Diluted earnings/(loss) per share, EPS (USD)	0.0	(2.3)	2.4	0.4
Dividends per share (USD)	0.02	0.40	0.00	0.00

(USD million)	As of December 31,
Consolidated balance sheet data:	2017	2016	2015	2014
Total assets	1,646.6	1,571.3	1,867.4	625.9
Total non-current assets	1,385.1	1,390.0	1,578.8	536.9
Total liabilities	855.5	790.7	891.4	156.4
Total non-current liabilities	699.4	638.9	775.6	125.3
Equity/net assets	791.0	780.6	976.0	469.5
Share capital	0.6	0.6	0.6
Cash and cash equivalents	134.2	76.0	168.3	38.0
Number of shares (excluding treasury shares), end of period (million)	62.0	62.0	63.8	39.6
Number of shares (excluding treasury shares), average (million)	62.0	62.9	51.7	32.5

	Year Ended December 31,
Consolidated cash flow data	2017	2016	2015	2014
(USD million)
From operating activities	109.8	171.1	214.0	17.3
Used in investing activities	(113.7)	(119.4)	(158.8)	(377.9)
Thereof investment in tangible fixed assets	(145.1)	(119.4)	(254.0)	(377.9)
(Used in)/from financing activities	62.1	(144.0)	75.0	397.1
Total net cash flow	58.2	(92.3)	130.2	36.5

B.          Capitalization and Indebtedness
Not applicable.
C.          Reasons for the offer and use of Proceeds
Not applicable.
D.          Risk Factors
The following risks relate principally to the industry in which we operate and our business in general. The occurrence of any of the risk factors described therein could have a material adverse effect on our future performance, results of operations, cash flows and our financial position. We may also be subject to other material risks that as of the date of this annual report are not currently known to us or that we currently deem immaterial and which may significantly impair our business.
Risks Related to Our Business and Our Industry
The product tanker sector is cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, in vessel values and in our results of operations.
We are a pure-play product tanker company, meaning that substantially all of our revenues are generated from operating our product tanker fleet. The product tanker market is cyclical in nature, which leads to volatility in freight rates, vessel values and industry profitability. The freight rates among different types of product tankers are highly volatile. For example, product tanker freight rates declined from the historical highs reached in mid-2008 (TORM MR Time Charter Equivalent, or TCE, rates up to $/day 26,458) to a cyclical low period between 2009 and 2014 (TORM annual average MR TCE rates of approximately $/day 14,200 for the period). Since the second half of 2014, product tanker freight rates have recovered peaking in the third quarter of 2015 (TORM MR TCE rates of approximately $/day 24,692), which was the highest level since 2008. Since the second half of 2016, product tanker freight rates have been under pressure. The factors affecting the supply and demand for product tankers are beyond our control, and the nature, timing and degree of changes in industry conditions are unpredictable and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Factors affecting the supply and growth of product tanker capacity include:
•	the number of newbuildings on order and being delivered;
•	the number of vessels used for floating storage;
•	the number of vessels in lay-up;
•	the number of vessels scrapped for obsolescence or subject to casualties;
•	prevailing and expected future freight and charter hire rates;
•	the number of product tankers trading with crude or "dirty" oil products;
•	costs of bunkers and fuel oil and their impact on vessel speed;
•	the efficiency and age of the world product tanker fleet;
•	shipyard capacity;
•	availability of financing;
•	port congestion and canal congestion;
•	technological developments, which affect the efficiency of vessels;
•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations; and
•	crew availability.
Demand for product tankers is primarily determined by the quantity of cargo to be transported and the distance from origin to destination. The demand is affected by a number of external factors including:
•	world and regional economic conditions;
•	demand for oil and other petroleum products;
•	product imbalances across regions (affecting the level of trading activity);
•	the regulatory environment;
•	environmental issues and concerns;
•	developments in international trade including refinery additions and closures;
•	climate;
•	competition from alternative energy sources;

•	political developments;
•	embargoes;
•	armed conflicts; and
•	availability of financing and changes in interest rates.
In addition to the prevailing and anticipated freight rates, factors that greatly affect our financial profitability will include newbuilding, scrapping and laying-up prices, second-hand vessel values in relation to scrap prices, cost of bunkers, cost of crew, vessel availability, other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs and the efficiency and age profile of the existing product tanker fleet in the market.
We anticipate that the future demand for our vessels will be dependent upon economic growth in the world's economies, seasonal as well as regional changes in demand, changes in the capacity of the global product tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results. The product tanker sector is cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we employ our vessels, to volatility in vessel values and in our future performance, results of operations, cash flows and our financial position.
Our revenues are derived substantially from a single segment, the product tanker segment, which exposes us to adverse developments in the product tanker market and which may adversely affect our future performance, results of operations, cash flows and financial position.
Substantially all of our revenues are derived from a single market, the product tanker segment, and therefore, our financial results depend on the development and growth in this segment. External factors that affect the product tanker market will have a significant impact on our business. Freight rates and asset prices have been volatile. Any adverse development in the product tanker segment would have a material adverse impact on our future performance, results of operations, cash flows and financial position. Further, our lack of diversification makes us increasingly vulnerable to adverse developments in the international product tanker market, and this could have a greater material adverse impact on our future performance, results of operations, cash flows and financial position than it would if we maintained more diverse lines of business.
An over-supply of product tanker capacity may lead to a reduction in charter rates, vessel values and profitability.
The supply of product tankers is affected by a number of factors such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources and the current and expected purchase orders for newbuildings. If the capacity of new product tankers delivered exceeds the capacity of product tankers being scrapped and converted to non-trading tankers, overall industry capacity in the product tanker will increase. If the supply of product tanker capacity increases, and if the demand for product tanker capacity decreases or does not increase correspondingly, charter rates could materially decline, which may also negatively affect the value of our vessels. During the year ended and as of December 31, 2017, the value of our product tanker fleet decreased by approximately 2% (excluding vessels sold and/or acquired during 2017).  A reduction in charter rates and the value of our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
In addition, product tankers may be "cleaned up" from "dirty/crude" trades and swapped back into the product tanker market, which would increase the available product tanker tonnage and which may affect the supply and demand balance for product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Our results of operations are subject to seasonal fluctuations, which may adversely affect our results of operations, cash flows and financial position.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, freight rates. This seasonality may result in quarter-to-quarter volatility in operating results. The product tanker segment is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere. As a result, revenues from product tankers may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ending December 31 and March 31. This seasonality could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Variations in incoming cash flows due to the cyclical nature of the shipping industry may have a material adverse effect on our future performance, results of operations and financial position.
Due to the cyclical nature of the shipping industry and volatile freight rates, incoming cash flows may vary significantly from year to year, whereas outgoing cash flows may not vary to the same extent and at the same time. Significant deviations between ingoing and outgoing cash flows can thus damage our financial position and could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
A shift in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry. A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, wind energy, solar energy or water energy will potentially affect the demand for our product tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels. At present, most piracy and armed robbery incidents are recurrent in the Gulf of Aden region off the coast of Somalia, Gulf of Guinea region off Nigeria, South China Sea, Sulu Sea and Celebes Sea. Sporadic incidents of robbery are also reported in many parts of Asia. The political turmoil in the Middle East region may also lead to collateral damages in waters off Yemen. The current diplomatic crisis between Gulf Co-operation Council (GCC) countries may lead to an uncertain security situation in the Middle East region.
The security arrangements made for ship staff and vessels to counteract the ever-evolving security threat and to comply with Best Management Practices (BMP4) add to the cost of operations of our ships.
The "war risks" areas are established by the Joint War Risks Committee. Our vessels have to trade in such areas due to the nature of our business. Due to the above issues when vessels trade in such areas, the insurance premiums are increased significantly to cover for the additional risks.
The above factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Increase in frequency of immigrant salvage operations in the Mediterranean could adversely affect our business.
In recent years, the number of immigrants attempting to cross the Mediterranean from North Africa to Europe in unseaworthy vessels has increased significantly. Many of the vessels are in such a poor condition that they capsize and sink, incur engine problems or are otherwise incapacitated en route to Europe. As a result, commercial ships may, if witnessing an immigrant vessel in distress, deviate from the task and course and conduct a salvage operation. Such salvage operation may prove costly in terms of time and resources spent and can thus prove a substantial cost for the commercial vessel and may pose risks to the safety of the crew, vessel and cargo. If we are not able to mitigate this potential exposure, and dependent on the number of such salvage operations which must be carried out in the future, this could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Changes in fuel prices may adversely affect profits.
Fuel, including bunkers, is a significant expense in our shipping operations of our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events beyond our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, including as a result of the expected implementation of low sulfur fuel requirements by the International Maritime Organization in 2020, which may reduce our profitability and have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. "Information on the Company—B. Business Overview—Environmental and Other Regulations—The International Maritime Organization."
If economic conditions throughout the world deteriorate or become more volatile, it could impede our operations.
Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning and funding is available for the shipping industry. However, if global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
The world economy faces a number of challenges, including the effects of volatile oil prices, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa and other geographic areas and countries. If one or more of the major national or regional economies should weaken, there is a substantial risk that such a downturn will impact the world economy. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas.
In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom from the European Union and potential new trade policies in the United States further increase the risk of additional trade protectionism.
In China, a transformation of the Chinese economy is underway, as China transforms from a production-driven economy towards a service or consumer-driven economy. The Chinese economic transition implies that we do not expect the Chinese economy to return to double digit GDP growth rates in the near term. According to the International Monetary Fund, the growth rate of China's GDP is expected to decrease to 6.8% for the year ending December 31, 2017. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness.

While the recent developments in Europe and China have been without significant immediate impact on product tanker freight rates, an extended period of deterioration in the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.
Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, volatile.
We face risks attendant to changes in economic environments, changes in interest rates and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our Class A common shares to decline.
Prospective investors should consider the potential impact, uncertainty and risk associated with the development in the wider global economy. Further economic downturn in any of these countries could have a material effect on our future performance, results of operations, cash flows and financial position.
We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our results of operations, cash flows and financial position.
Our vessels operate worldwide and are thus subject to numerous international laws, rules, regulations, conventions and treaties. Moreover, our vessels are registered, flagged, and call in ports in multiple countries where the applicable flag and/or port state rules, regulations and laws can differ. This complex web of rules, regulations, conventions, treaties and laws can be dynamic and influence the cost of owning and operating our vessels.
The various requirements we might have to comply with are discussed throughout and include, but are not limited to:
•
International requirements such as those from the International Maritime Organization, or IMO, like the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Ship and Port Facility Security Code, or the ISPS Code, and the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, or MARPOL, as well as those from the Maritime Labor Convention 2006, or the MLC 2006, adopted by the International Labour Organization, or ILO.

•
United States, or U.S., requirements such as the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and those enforced by the U.S. Environmental Protection Agency, or the EPA, and the U.S. Coast Guard, or the USCG.

•	European Union, or EU, regulations regarding greenhouse gas emissions.
Some laws also impose strict liability for pollution incidents. To avoid liability in those cases, parties may have to show they fall into an exception and took all reasonable precautionary steps to prevent a pollution incident. Thus, for remediation of environmental damage, the liability can include fines, penalties, criminal liability and costs for natural resource damages. In our case, these could harm our reputation with current or potential charterers of our product tankers. Compliance with environmental laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, sulfur emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.

We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we arrange insurance to cover environmental risks, there can be no assurance that such insurance will be sufficient to cover all the risks or that any claims will not have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, however, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.
On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and which is currently open for accession by IMO Member States. The Hong Kong Convention will enter into force 24 months after the date on which 15 IMO Member States, representing 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, six countries have ratified the Hong Kong Convention. Upon implementation, certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities.
These regulatory developments, when implemented, may lead to cost escalation by shipyards, repair yards and scrap yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.
We may incur additional costs to retrofit ballast water treatment systems in our vessels to comply with new regulations.
Vessels unload ballast water during passage by taking ballast water in one port and unloading it in another. This helps maintain safety and stability. However, the ballast water can contain local organisms and pathogens. When vessels unload ballast water they can then release organisms and pathogens in new parts of the world, which can be invasive to that ecosystem. To avoid transfers of invasive species in ballast water, the IMO and United States have regulations that require ballast water is treated prior to the discharge.
In order to comply with IMO and U.S. ballast water regulations, we are required to install ballast water treatment plants on all vessels from December 2018 to September 2024. The cost of compliance per vessel for us is estimated to be between $1.0 and $1.3 million, depending on size of the vessel. Significant investments in ballast water treatment systems may have a material adverse effect on our future performance, results of operations, cash flows and financial position. For more information on these regulations, see Item 4. "Information on the Company—B. Business Overview— Environmental and Other Regulations—The International Maritime Organization— Pollution Control and Liability Requirements."

Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.
In October 2016, the IMO set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel oil requirement, which cuts sulfur levels from 3.5% currently to 0.5%. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which is likely to be available around the world by 2020 but likely at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas (LNG), which may not be a viable option due to the lack of supply network and high costs involved in this process. In anticipation of the 2020 implementation, we have elected to install an exhaust gas scrubber on one of our LR2 product tankers, TORM Hilde, which we expect to be delivered to us in 2018. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. "Information on the Company—B. Business Overview— Environmental and Other Regulations—The International Maritime Organization".
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Paris Agreement, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
On June 29, 2017, the Global Industry Alliance, or the GIA, was officially inaugurated. The GIA is a program under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, shipowners, operators, classification societies and oil companies signed to launch the GIA.
Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Therefore, any long-term material adverse effect on the oil and gas industry could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code is promulgated by the IMO under SOLAS to provide an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for the safe operation, and describing procedures for dealing with emergencies, when operating vessels. We rely on the safety management system that has been developed for our vessels for compliance with the ISM Code.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.
Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to a reduction in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

A major incident on one of our vessels affecting the safety and health of the crew could disrupt completely or delay operations thereby having a negative impact on customer confidence and on our future performance, results of operations, cash flows and financial position.
Recent action by the IMO's Maritime Safety Committee and U.S. agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
Declines in charter rates and other market deterioration could cause us to incur impairment charges.
In accordance with IFRS, we review the carrying amounts of assets on a quarterly basis to determine any indication of impairment either due to a significant decline in market value or in the cash flows generated by the vessels. In case of such indication, the recoverable amounts of the assets are estimated as the higher of the net realizable value and the value in use in accordance with the requirements of applicable accounting standards. The value in use is the present value of the future cash flows expected to derive from an asset. For the purpose of assessing net realizable values, our management estimates the market values of the individual vessels, for which the most important parameters are the vessels' tons deadweight, the shipyard they were built at and age. Management uses internal as well as external sources of information, including two internationally recognized shipbrokers' valuations. There may be deviations between the market value and the book value of the vessels.
Accordingly, the carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In 2017, the value of our product tanker fleet decreased by approximately 2% (when excluding vessels sold and/or acquired during 2017). As a result of further declines in charter rates or vessel values, we may in the future need to record impairment losses and loss from sale of vessels, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Please see the consolidated financial statements as of and for the year ended December 31, 2017 and the accompanying notes included herewith for details on the impact of changes in charter rates and other key assumptions.
If our vessels suffer damage due to the inherent operational risks of the product tanker industry, we may experience unexpected dry-docking costs and delays or total loss of our vessels.
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of God, business interruptions caused by mechanical failures, unexpected tank corrosion, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenue or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting.
In addition, international shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The protection & indemnity insurance coverage that we have arranged for our vessels covers the vessel owner's liabilities towards the owner of any damaged cargo, subject to standard international conventions limiting such liability. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned as well as the actual cost of these repairs would decrease the Company's earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or the vessels may be forced to travel to a dry-docking facility that is not conveniently located in relation to the vessels' positions. The loss of earnings while these vessels are forced to wait for space or to sail to more distant dry-docking facilities could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows and financial position.
We employ masters, officers and crews to man our vessels. We have in the past implemented and will potentially continue in the future to implement restructuring measures including divesting or closing down business activities, reducing our workforce and negotiating collective agreements with trade unions. Restructurings and other factors such as disagreements concerning ordinary or extraordinary collective bargaining may damage our reputation and the relationship with our employees and lead to labor disputes, including work stoppages, strikes and/or work disruptions. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
World events could affect our future performance, results of operations, cash flows and financial position.
We conduct most of our operations outside of the United States, and our future performance, results of operations, cash flows and financial position may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in the Middle East, the Korean Peninsula, North Africa, and other geographic regions and countries and the presence of the United States and other armed forces in certain of these regions may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows and financial position.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our Class A common shares.
The past few years have seen increased implementation of sanctions and embargoes imposed against trading with certain countries by in particular the United States, the European Union and the United Nations. Our operations are currently and may in the future become subject to various economic and trade sanctions and anti-bribery laws, including sanctions. Prior to the closing of the 2015 Restructuring on July 13, 2015, some of the vessels owned or operated by us called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities, and countries identified by the U.S. government as state sponsors of terrorism. Our vessels have not called on Syria since June 29, 2012, and they have not called on Cuba since January 2015. In January 2016, the U.S. suspended its "secondary" nuclear-related sanctions on Iran (see below). The E.U.'s economic and financials sanctions were suspended at the same time. This makes it possible for non-U.S. persons to engage in transportation/trading with Iran under certain conditions. On January 16, 2016, the Office of Foreign Assets Control, or OFAC, issued a General License H generally authorizing certain transactions relating to non-U.S. entities owned or controlled by a U.S. person, which would otherwise be prohibited. Under General License H, TORM plc and subsidiaries (except TORM USA) are all considered non-U.S. entities controlled by U.S. persons. This means that we may trade to/from Iran subject to certain conditions. In connection with the 2015 Restructuring, we revised our internal policies and procedures regarding vessel calls at ports located in countries subject to U.S. and other sanctions. Special procedures relating to Iran were added in January 2016. With the exception of Sudan (and since January 2016, Iran), our vessels have not called on ports located in countries currently identified by the U.S. government as a state sponsor of terrorism since June 29, 2012. To our knowledge, the port calls made by our vessels in Sudan and Iran have not violated any sanctions regimes or embargoes to which we were subject at the time of the port calls. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions on companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.
In 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating, attempting to violate or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any person found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, controls or insures a vessel that was used to transport crude oil from Iran to another country, and if the person (1) is a controlling beneficial owner of the vessel and had actual knowledge the vessel was so used or (2) otherwise owns, operates, controls or insures the vessel and knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction and exclusion of that person's vessels from U.S. ports for up to two years.
On November 24, 2013, the P5+1 (the United States, the United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action", or JPOA. Under the JPOA, it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and the E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the E.U. announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program, or JCPOA, which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for ten years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons. On January 16, 2016, or "Implementation Day", the United States joined the E.U. and the UN in suspending a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA, that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of "Transition Day", set to occur on October 18, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. On October 13, 2017, the U.S. President announced he would not certify Iran's compliance with the JCPOA. This did not withdraw the U.S. from the JCPOA or reinstate any sanctions. However, the President must periodically review sanctions waivers and his refusal to do so could result in the reinstatement of certain sanctions suspended under the JCPOA.
OFAC has acted several times in 2017 to add Iranian individuals and entities to its list of Specially Designated Nationals whose assets are blocked and with whom U.S. persons are generally prohibited from dealing. In addition, OFAC announced on January 13, 2017, an amendment to the Sudanese Sanctions Regulations ("SSR") to authorize all transactions prohibited by the SSR and Executive Orders 13067 and 13412 and to unblock certain property in which the Government of Sudan has an interest. On July 11, 2017, President Trump issued Executive Order 13804, extending until October 12, 2017, a review by the U.S. government of criteria for the revocation of certain sanctions on Sudan and the Government of Sudan. On October 6, 2017, the U.S. Department of State announced that, effective October 12, 2017, sections 1 and 2 of Executive Order 13067 and all of E.O. 13412 will be revoked. As such, effective October 12, 2017, U.S. persons will no longer be prohibited from engaging in transactions that were previously prohibited under the SSR, including engaging in transactions with Sudan and the Government of Sudan.
A significant part of our share capital is owned by entities managed by Oaktree. Due to the change of ownership as a result of the 2015 Restructuring, our operations are subject to the regulations, executive orders and other sanctions administered by OFAC, which restricts or prohibits certain transactions, dealings and travel involving certain Sanctioned Persons and Sanctioned Countries, including Cuba, where we have historically been active, and Iran. As such, our operations in countries that are subject to sanctions and embargoes imposed by the United States government and/or identified by the United States government as state sponsors of terrorism have been restricted following the 2015 Restructuring. From time to time, vessels in our fleet have called on ports in Sudan. We believe these activities have not been subject to then applicable U.S. sanctions laws. Any violation of applicable sanctions could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest or not to invest in the Company. Further, our lenders may determine that any non-compliance with applicable sanctions and embargoes imposed, or, with respect of the DSF Facility (defined below), all sanctions imposed by the United Kingdom, the European Union, the United Nations or the United States constitute an event of default under current or future debt facility agreements, including the Term Facility 1 and the Working Capital Facility (defined below), which, together, we refer to as the "Restructuring Financing Agreements", and the DSF Facility. An event of default may lead to an acceleration of the repayment of debt under the facility in question and, due to the cross-default provisions, under all other facilities as well, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.
Further, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the U.S. government and/or the European Union or other international bodies in response to recent events relating to Russia, Crimea and the Ukraine. If we determine that such sanctions require us to terminate existing contracts, or if we are found to be in violation of such sanctions, we may suffer reputational harm, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Class A common shares may adversely affect the price at which our Class A common shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our Class A common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, secured lenders, time charter-in counterparties and other parties may be entitled to a maritime lien against the relevant vessel for unsatisfied debts, claims or damages.
In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel and commencing foreclosure proceedings. In addition, in some jurisdictions a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in the fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could under certain circumstances constitute an event of default under our financing agreements or interrupt operations and require us to pay a substantial sum of money to have the arrest lifted, which could result in a loss of earnings and have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Governments could requisition our vessels during a period of war or emergency, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.
A government could requisition one or more of our vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although none of our vessels have been requisitioned by a government for title or hire, a government requisition of one or more of our vessels in the future may adversely affect our future performance, results of operations, cash flows and financial position.
Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Risks Related to Our Company
If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international product tanker market, which would negatively affect our financial condition and our ability to expand our business.
The operation of product tankers and transportation of petroleum products is extremely competitive, and reduced demand for transportation of oil and oil products could lead to increased competition. Competition arises primarily from other product tanker owners, including major oil companies as well as independent product tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the product tanker and its operators to the charterers. We will have to compete with other product tanker owners, including major oil companies as well as independent product tanker companies.
Our ability to achieve positive cash flows is subject to freight rates, financial, regulatory, legal, technical and other factors, many of which are beyond our control. We reported a net profit of $2 million for the fiscal year ended December 31, 2017. We reported a net loss of $142 million for the fiscal year ended December 31, 2016 and a net profit of $126 million for the fiscal year ended December 31, 2015. Our net loss for the fiscal year 2016 included an impairment on vessels and goodwill of $185 million. We reported a positive operating cash flow of $110 million for the fiscal year ended December 31, 2017, a positive operating cash flow of $171 million for the fiscal year ended December 31, 2016 and positive operating cash flow of $214 million for the fiscal year ended December 31, 2015. We reported a positive net cash flow of $58 million for the fiscal year ended December 31, 2017, which is largely due to our agreement with Danske Bank A/S, ABN AMRO Bank N.V., DVB Bank SE, and ING Bank NV for a new loan facility of $130 million, or the Term Facility 2. We had a net cash outflow of $92 million for the fiscal year ended December 31, 2016 and net cash inflow of $130 million for the fiscal year ended December 31, 2015.
We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
We employ the majority of our vessels on spot voyage charters or short-term time charters and generate a significant portion of our revenue from the spot market. The spot charter market may fluctuate significantly based upon product tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. For example, over the past five years, MR spot market rates expressed as a time charter equivalent have ranged from a low of approximately $6,500 to a high of approximately $31,500 per day. During 2017, our product tanker fleet realized average spot TCE earnings of $14,058 per day. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We are subject to certain risks with respect to entering into new time charter-in contracts due to our dependence on spot charters.
We have the opportunity to charter-in additional vessels for longer or shorter periods. Because we employ the majority of our vessels on spot voyage charters or short-term time charters, we may be exposed to changes in the freight rates that are significantly below the hire to be agreed in a time charter-in contract. This exposure could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We regularly enter into bunker hedging contracts, employ vessels on Contracts of Affreightment, or COAs, fixed rate time charters and voyage charters, and enter into newbuilding contracts with shipyards. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts, and it may be difficult for us to secure substitute employment for such vessel. Furthermore, any new charter arrangements we secure in the spot market or on time charters may be at lower rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position. To reduce our counterparty risk, we perform a credit check on the prospective customers, however, we cannot guarantee that this process reveals the embedded default risk.
We are subject to certain risks with respect to our counterparties on our newbuilding construction contracts, and the failure of our counterparties to meet their obligations under our newbuilding contracts could cause us to suffer losses or otherwise adversely affect our business.
Timely delivery of the LR2 Product Tanker Newbuildings, the GSI MR Resale Vessels and the two LR1 Product Tanker Newbuildings (as such terms are defined herein), and any other newbuildings we may acquire in the future, is subject to our counterparties meeting their obligations. We are therefore exposed to the risk of failure, cost overruns, delayed delivery, technical problems, quality or engineering problems and other counterparty risks. A number of shipping construction companies have reportedly been experiencing financial challenges. Any such financial challenges may affect operations and the timely delivery of newbuildings. Furthermore, a cancellation due to financial difficulties or bankruptcy of the yard could imply that pre-delivery installments are not recovered or are recovered only after long arbitrations that can last occasionally several years.
Measures have been taken to supervise the quality of the work completed at the yard where our newbuildings are being constructed. We have obtained refund guarantees for the pre-delivery installments on each LR2 Product Tanker Newbuilding and GSI MR Resale Vessel from the Export-Import Bank of China as security for pre-delivery installment payments paid to Guangzhou Shipyard International Company Limited, or GSI. The refund guarantees are limited to an amount of approximately $19 million plus interest for each of the LR2 Product Tanker Newbuildings and to an amount of approximately $6 million plus interest for each of the GSI MR Resale Vessels, which corresponds to the maximum outstanding exposure we would have at any given time. Two of the LR2 Product Tanker Newbuildings were delivered to us in the first quarter of 2018 and the remaining two LR2 Product Tanker Newbuildings are expected to be delivered to us in the second and third quarter of 2018, respectively.  We expect the GSI MR Resale Vessels to be delivered to us during 2019. In addition, we have obtained refund guarantees for the pre-delivery installments on each of the LR1 Product Tanker Newbuildings from China CITIC Bank as security for pre-delivery installment payments paid to GSI. The refund guarantees are limited to a maximum amount of $11,413,650 plus interest for each of the LR1 Product Tanker Newbuildings, which we expect be delivered to us in 2019.
We can provide no assurance that these, or any other measures we may take, will fully mitigate these risks, and any failure by a counterparty to meet its obligations in relation to the newbuildings may result in delays or cancellations of the delivery of the newbuildings, renegotiation of terms, delayed renewal of our product tanker fleet and consequent deterioration of our competitive position, any of which may result in significant losses for us which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our results of operations and financial condition.
Our strategy is to own and operate a fleet large enough to provide global coverage, but no larger than what the demand for our services can support over a longer period by both contracting newbuildings and through acquisitions and disposals in the second-hand market. Our business is greatly influenced by the timing of investments and/or divestments and contracting of newbuildings. If we are unable to identify the optimal timing of such investments, divestments or contracting of newbuildings in relation to the shipping value cycle due to capital restraints, this could have a material adverse effect on our competitive position, future performance, results of operations, cash flows and financial position.
An increase in operating costs would decrease our earnings and have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Our vessel operating expenses include the costs of crew, provisions, deck and engine stores, insurance, security measures and maintenance and repairs. Those expenses depend on a variety of factors, many of which are beyond our control and subject to development in the market of the respective input. Voyage expenses include bunkers (fuel), port and canal charges. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. Some of these costs, primarily relating to insurance, crewing and enhanced security measures, have been increasing on a relative basis and may increase further in the future. An increasing cost base may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
When purchasing and managing previously second-hand vessels, we are exposed to unforeseen operating costs and vessels off-hire. Second-hand vessels are typically acquired without a warranty period, and inspections prior to purchase may not fully reveal the condition of the vessel. We may therefore be required to perform repair and maintenance resulting in additional operating costs.
A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
We currently derive substantially all of our revenues from a limited number of customers. In 2017, twenty customers accounted for approximately 76% of our total revenues. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.
As of December 31, 2017, our available liquidity was approximately $405 million, which consisted of approximately $134 million in cash and approximately $271 million in amounts undrawn under our credit facilities. As of December 31, 2017, outstanding capital expenditures relating to our order book amounted to $307 million.
If we do not generate sufficient cash flows from our operations to finance our ongoing operations and working capital needs, including funding for, among other things, our newbuilding commitments, we may need to procure additional funding in the future in the public or private equity or debt or capital markets. Adequate sources of funding may not be available when needed or may not be available on terms acceptable to us. Our ability to obtain such additional capital or financing will in part depend on prevailing market conditions as well as the financial position of our business and our operating results, which may affect our efforts to arrange additional financing on satisfactory terms. If new shares are issued, it may result in a dilution of the existing shareholders. There can be no assurance that we will be able to maintain or obtain required loan or equity financing to meet any additional working capital or capital investment needs.

In line with industry practice, our suppliers provide us with short-term credit, or short-term supply credits, to purchase, among other things, bunkers and other petroleum products. If our short-term supply credits are reduced or withdrawn, this could have a material adverse effect on our business, results of operations, cash flows and financial position.
In addition, if available and satisfactory funding is insufficient at any time in the future, we may be unable to respond to competitive pressures or customers' requirements regarding vessel maintenance and fleet age or take advantage of business opportunities. Failure to obtain additional financing could have a material adverse effect on our business, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.
As our product tanker fleet ages, we are exposed to increased operating costs and decreased competitiveness, which could adversely affect our earnings, and the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
Our owned vessels had an average age of 11 years as of December 31, 2017. The recent introduction of eco-designs for vessels emphasizes that there is a continuous need for us to focus on cost optimizing measures to remain competitive, which may require us to more rapidly upgrade our product tanker fleet in the future. We may not be able to fund or secure additional financing to complete the acquisition of new or second-hand vessels required to renew and upgrade our product tanker fleet, which may lead to deterioration of our product tanker fleet's performance.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel, and the current age of our fleet means that we must spend substantial resources on maintenance. It is also difficult to estimate with certainty the maintenance and operating costs that will be incurred for an older vessel and there is a risk that these costs will exceed expectations. Further, older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. This difference in fuel-efficiency is likely to be compounded in 2020 when the IMO expects to implement lower sulfur fuel requirements. Cargo insurance rates increase with the age of a vessel, as older vessels may be less desirable to charterers and may be restricted in the type of activities in which the vessels can engage. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
While we have tried to strike a balanced portfolio of vessel types and age, the increasing average age of our product tanker fleet, the potential for more fuel-efficient vessels to enter the market, uncertainties regarding our maintenance costs going forward and our willingness or ability to renew our product tanker fleet could have a material adverse effect on our competitive position, future performance, results of operations, cash flows and financial position.
Our failure to pass vessel inspections by classification societies and other private and governmental entities and operate our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Our vessels are subject to inspections from government and private entities, and we are required to obtain permits, licenses and certificates for the operation of our vessels as well as vetting or other types of commercial and operational approvals. In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by the vessel's country of registry. Classification societies are non-governmental, self-regulating organizations and certify that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. A vessel must undergo various surveys. A vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company's vessels are on survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every five years for inspection of the underwater parts of the vessel. In addition, every five years, alternating with the dry-dock inspection, there is a special survey for every vessel allowing an inspection/survey every two and a half years. If any vessel fails any survey, the vessel may be unable to trade between ports and therefore be unemployable, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

If we cannot meet our customers' quality and compliance requirements, we may not be able to operate our vessels profitably.
Customers, and in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for the Company's operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuously increasing requirements from oil industry constituents can further complicate our ability to meet the standards. Any non-compliance by the Company, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by oil operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Obligations associated with being a U.S.-listed public company require significant resources and management attention, and we will incur increased costs as a result of being a U.S.-listed public company.
We recently became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including Sarbanes-Oxley, and the listing and other requirements of Nasdaq New York. The various financial and other reporting obligations will place significant demands on our management, administrative, operational and accounting resources and will cause us to incur significant legal, accounting and other expenses that we have not incurred in the past. We expect these rules and regulations to increase our legal and financial compliance costs and may divert management's attention to ensure compliance and to make some activities more time-consuming and costly. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. We cannot accurately predict the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.
Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, results of operations and financial condition. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common shares from Nasdaq New York and/or Nasdaq Copenhagen, fines, sanctions and other regulatory action.
Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting as well as disclosure controls and procedures. In particular, subject to certain phase-in periods that may be available to us as an emerging growth company, we will have to perform systems and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Compliance with Section 404 will require substantial accounting expenses and significant management efforts, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy ongoing compliance requirements. The costs of compliance with the foregoing requirements may have a material adverse effect on our future performance, results of operations, cash flows and financial condition.

Failure to obtain or retain highly skilled personnel could adversely affect our operations.
We require highly skilled personnel to operate our business. There can be no assurance that we will be able to attract and retain such employees on reasonable terms in the future. Our ability to attract and retain employees and management in the future may be affected by circumstances beyond our control. Competition for skilled and other labor required for our operations has increased in recent years as the number of ocean-going vessels in the worldwide fleet has increased. If this expansion continues and is coupled with improved demand for seaborne shipping services in general, shortages of qualified personnel could further create and intensify upward pressure on wages and make it more difficult for us to staff and service vessels. In addition, we employ staff and vessel crews in a number of countries, all of which are covered by international rules of employment. Changes are made on an ongoing basis to international rules of employment and this may have a material influence on our flexibility in manning our vessels.
Such developments could adversely affect our ability to attract and retain qualified employees and management on reasonable terms in the future and, in turn, could adversely affect our future performance, results of operations, cash flows and financial position.
U.S. tax authorities could treat us as a ''passive foreign investment company'', which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A foreign corporation will be treated as a ''passive foreign investment company,'' or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ''passive income'' or (2) at least 50% of the average value of the corporation's assets during such taxable year produce or are held for the production of those types of ''passive income''. For purposes of these tests, ''passive income'' includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute ''passive income''. U.S. shareholders of a PFIC are subject to certain reporting obligations and a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
Based on our current and anticipated method of operation, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. In this regard, we intend to take the position that the gross income we derive or are deemed to derive from our time and voyage chartering activities constitutes services income rather than rental income. Accordingly, we believe that our income from our time and voyage chartering activities does not constitute ''passive income'', and the assets that we own and operate in connection with the production of that income (in particular, our vessels) do not constitute assets that produce or are held for the production of "passive income".
There is substantial legal authority supporting this position, consisting of the Code, legislative history, case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is no direct legal authority under the PFIC rules addressing our specific method of operation, and there is authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations or the composition of our income or assets change. If the IRS were to find that we are a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences and will incur certain information reporting obligations that may be onerous. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse tax consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares. Please see Item 10. "Additional Information—E. Taxation –U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant U.S. Federal Income Tax Consequences" for a more comprehensive discussion.

We may have to pay tax on U.S. source income, which would reduce our earnings.
Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as we and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income, and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code or under the terms of a U.S. income tax treaty.
We do not believe that we or our subsidiaries will qualify for exemption from tax under Section 883, although we and our subsidiaries may qualify in the future if there is a change in our capital structure. See Item 10. "Additional Information—E. Taxation—United States Federal Income Taxation of the Company" for a more comprehensive discussion.
We and/or one or more of our subsidiaries (collectively referred to as "we" for purposes of this paragraph) may qualify for exemption from tax under the terms of the U.S.-U.K. Income Tax Treaty or the U.S.-Denmark Income Tax Treaty. Whether we so qualify depends, among other things, on whether we satisfy the Limitation on Benefits article of the applicable U.S. income tax treaty. In particular, we would generally satisfy the Limitation on Benefits article if we can establish that we are engaged in the active conduct of a trade or business in the U.K. or Denmark, whichever is applicable, our U.S. source shipping income is derived in connection with, or is incidental to, such trade or business, and such trade or business activity in the applicable treaty jurisdiction is substantial in relation to our trade or business activity in the United States. Given the legal and factual uncertainties in making the foregoing determination, there can be no assurance that we will be able to qualify for exemption from tax under a U.S. income tax treaty, or that the IRS or a court of law will agree with our determination in this regard.
If we or our subsidiaries are not entitled to the exemption under Section 883 of the Code or under the terms of a U.S. income tax treaty for any taxable year, we and our subsidiaries would be subject to a 4% U.S. federal income tax on gross U.S. source shipping income for such taxable year. The imposition of this taxation could have a negative effect on our business and result in decreased earnings available for distribution to our shareholders. For example, if the benefits of Section 883 and the applicable U.S. income tax treaties were unavailable for our taxable year ended December 31, 2017, we estimate that our U.S. federal income tax liability for such taxable year would have increased by approximately $4 million, although our U.S. federal income tax liability for future taxable years would vary depending upon the amount of U.S. source shipping income that we earn in each such year. See Item 10. "Additional Information—E. Taxation—United States Federal Income Taxation of the Company" for a more comprehensive discussion.
Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
We are currently subject to tonnage tax schemes in Denmark and Singapore. If our participation in the tonnage tax schemes in these countries is abandoned, or if our level of investments and activities in these countries are significantly reduced, we may have to pay a deferred tax liability, which is currently $45 million.
Additional taxes may be payable as a result of a change in other tax laws of any country in which we operate or a change in complex tax laws that affect our international operations.
In the event that tonnage tax schemes or other tax laws are changed in the future, our overall tax burden could increase, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the product tanker industry.
The operation of ocean-going vessels represents a potential risk of significant losses and liabilities caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In the course of the fleet's operation, various casualties, accidents and other incidents, including an oil spill or emission of other environmentally hazardous agents from a vessel, may occur that may result in significant financial losses and liabilities for us. An accident involving any of the fleet's vessels could result in death or injury to persons, loss of property, environmental damage, delays in delivery of cargo, loss of revenue from termination of contracts or unavailability of vessels, fines or penalties, higher insurance rates, litigation and damage to our reputation and customer relationships.

In order to reduce the exposure to these risks, we carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, cyber and crime insurance, protection and indemnity insurance, includes pollution risks, crew insurance and war risk insurance. Incidents may occur where we may not have sufficient insurance coverage and some claims may not be covered. Furthermore, insurance costs may increase as a consequence of unforeseen incidents or other events beyond our control. In addition, in the future particularly in adverse market conditions it may not be possible to procure adequate insurance coverage or only on commercially unacceptable terms.
Any significant loss or liability for which we have not or have not been able to take out adequate insurance, or events causing an increase of insurance costs could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We may be subject to litigation that, if not resolved in our favor, could have a material adverse effect on us.
We and our activities are subject to both U.K. and foreign laws and regulations many of which include legal standards, which are subject to interpretation, and we are party to agreements and transactions, involving matters of assessment of interests of various stakeholders and valuation of assets, liabilities and contractual rights and obligations. Furthermore, we may be subject to the jurisdiction of courts or arbitration tribunals in many different jurisdictions.
Our counterparties and other stakeholders or authorities may dispute our compliance with laws and regulations or contractual undertakings or the assessments made by us in connection with our business and the entry into agreements or transactions. The outcome of any such dispute or legal proceedings is inherently uncertain and may include payment of substantial amounts in legal fees and damages or that a transaction or agreement is deemed invalid or voidable. Such proceedings or decisions could have a material adverse effect on our future performance, results of operations, cash flows and financial position. If cases or proceedings in which we may be involved are determined to our disadvantage, it may result in fines, default under our debt facilities, damages or reputational damage and could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Fluctuations in exchange rates and non-convertibility of currencies could result in losses to us.
As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to parts of our revenues being received and operating expenses paid in currencies other than United States dollars. We use United States dollars as the functional currency because the majority of the Company's transactions are denominated in United States dollars. Thus, the Company's exchange rate risk is related to cash flows not denominated in United States dollars. The primary risk relates to transactions denominated in Danish Krone, or DKK, Euro, or EUR, Indian Rupee, or INR, Singapore Dollar, or SGD, or other major currencies, which relate to administrative and operating expenses.
We have historically generated almost all revenues and incurred the majority part of our expenses also in United States dollars. The remaining balances were in DKK, EUR, INR, SGD and other major currencies. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency. A change in exchange rates could have a material adverse impact on our future performance, results of operations, cash flows and financial position.

Investment in derivative instruments such as freight forward agreements could result in losses to us.
We use the derivative markets and take positions in derivative instruments, such as forward freight agreements, or FFAs, for the purposes of hedging our exposure to fluctuations in the charter market, interest rates, foreign exchange rates and bunker prices. Our financing agreements set forth limitations on the level of forward freight agreements exposure and prohibits speculation on interest rates, foreign exchange and bunker swaps. From time to time, we may take positions in such derivative instruments, and as a result we may incur derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position. If liquidity in these derivative markets decreases or disappears, it could make it difficult or more expensive for us to perform such hedging, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
U.S. and other non-U.K. holders of our Class A common shares may not be able to exercise pre-emptive subscription rights or participate in future offerings.
Holders of our Class A common shares have certain pre-emption rights with respect to certain of our issuances unless those rights are disapplied by virtue of a resolution of the shareholders at a general meeting. Securities laws of certain jurisdictions may restrict the ability for shareholders in such jurisdictions to participate in any future issuances of shares carried out on a pre-emptive basis. Shareholders residing or domiciled in the United States, as well as certain other countries, may not be able to exercise their pre-emption rights or participate in future capital increases or securities issuances, including in connection with an offering below market value, unless we decide to comply with local requirements and, in the case of the United States, unless a registration statement is effective, or an exemption from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, is available with respect to such rights.
In such cases, shareholders resident in such non-U.K. jurisdictions may experience a dilution of their shareholding, possibly without such dilution being offset by any compensation received in exchange for subscription rights. No assurance can be given that local requirements will be complied with or that any registration statement would be filed in the United States or other relevant jurisdictions, or that another exemption from the registration requirements of the Securities Act or laws of other relevant jurisdictions would apply, so as to enable the exercise of such holders' pre-emption rights or participation in any future securities issuances.
Because we are a non-U.S. corporation, you may not have the same rights that a creditor of a U.S. corporation may have, and it may be difficult to serve process on or enforce a U.S. judgment against us and our officers and directors.
We are an English company and our executive offices are located outside of the United States. Our officers and the majority of our directors and some of the experts named in this document reside outside of the United States. In addition, substantially all of our assets and the assets of our officers, directors and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons or enforcing any judgments obtained in U.S. courts to the extent assets located in the United States are insufficient to satisfy the judgments. In addition, original actions or actions for the enforcement of judgments of U.S. courts with respect to civil liabilities solely under the federal securities laws of the United States may not be enforceable in England.
We may be exposed to fraudulent behavior, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
The risk of fraud is inherent in all industries and is not specific to the shipping industry. However, historically, the shipping industry has involved an increased risk of fraud and fraudulent behavior. Potential fraud risks include purposeful manipulation and misrepresentation of financial statements, misappropriation of tangible assets, intangible assets and proprietary business opportunities, corruption including bribery and kickbacks and cyberattacks. We have established a system of internal controls to prevent and detect fraud and fraudulent behavior, consisting of segregation of duties, authorizations for trading, purchase and approval, codes of ethics and conduct, close monitoring of our financial position and a whistleblower facility.
In September 2014 and in July 2017, we were a victim of a phishing attack that resulted in the payment of funds to a fraudulent third party. Following the September 2014 attack, we implemented a fraud awareness campaign and instituted additional fraud prevention processes in cooperation with leading fraud prevention specialists. Cybercrime attacks could cause disclosure and destruction of business databases and could expose the Company to extortion by making business data temporarily unreadable.

However, there can be no assurance that our fraud prevention measures are sufficient to prevent or mitigate our exposure to fraud or fraudulent behavior in the future, and any such behavior can have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Our ability to operate our business and service our customers is dependent on the continued operation of our information technology, or IT, systems, including our IT systems that relate to, among other things, the location, operation, maintenance and employment of our vessels. Our IT systems may be compromised by a malicious third party, man-made or natural events, or the intentional or inadvertent actions or inactions by our employees or third-party service providers.  If our IT systems experience a breakdown, including as a result of cyber-attacks, our business information may be lost, destroyed, disclosed, misappropriated, altered, or accessed without consent, and our IT systems, or those of our service providers, may be disrupted.
In September 2014 and in July 2017, we were a victim of a phishing attack that resulted in the payment of funds to a fraudulent third party. Following the September 2014 attack, we implemented a fraud awareness campaign and instituted additional fraud prevention processes in cooperation with leading fraud prevention specialists. However, as cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise.
Any breakdown in our IT systems, including breaches or other compromises of information security, whether or not involving a cyberattack, may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorized disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems, and the diversion of management's attention and resources. In addition, such breakdown could result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees and compensation or incentives offered to third parties whose data has been compromised. We may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees as well as potential settlements, judgments and fines.
Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyberattacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel and training employees. Further, as cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Risks Relating to Our Indebtedness
We have a significant amount of financial debt, and servicing our current or future indebtedness limits funds available for other purposes.
As of December 31, 2017, we had an interest-bearing debt, which includes mortgage debt and bank loans, finance lease liabilities and amortized bank fees of $754 million and net interest-bearing debt, which includes interest-bearing debt net of cash and cash equivalents of $620 million.
We may also incur additional debt in the future. This level of debt could adversely affect our ability to obtain additional financing for working capital or other capital expenditures on favorable terms. Future creditors may subject us to certain limitations on our business and future financing activities as well as certain financial and operational covenants. Such restrictions may prevent us from taking actions that otherwise might be deemed to be in the best interest of us and our shareholders.

Debt service obligations require us and will require us in the future to dedicate a substantial portion of our cash flows from operations to payments on principal and interest on our interest-bearing debt, which could limit our ability to obtain additional financing, make capital expenditures and acquisitions and/or carry out other general corporate activities in the future. Any such obligations may also limit our flexibility in planning for, or reacting to, changes in our business and the industry where we operate or detract from our ability to successfully withstand a downturn in our business or the economy in general.
Our ability to service our debt will among other things depend on our future financial and operating performance, which will be affected by prevailing economic conditions as well as financial, business, regulatory, competitive, technical and other factors, some of which are beyond our control. If our cash flow is not sufficient to service our current or future indebtedness, we will be forced to take action such as reducing or delaying business activities, acquisitions or investments, selling assets, restructuring or seeking additional capital, which may not be available to us. We may not be able to affect any of these remedies on satisfactory terms, without the consent of our lenders or at all. Additionally, a default under any indebtedness or other financial agreement by a subsidiary may constitute an event of default under other borrowing arrangements pursuant to cross-default provisions. Our inability to service and repay our debt upon maturity could have a material adverse effect on our future performance, results of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.
Our financial and operational flexibility is restricted by the covenants contained in our debt facilities, and we may be unable to comply with the restrictions and financial covenants imposed in such facilities.
Our current debt facilities impose restrictions on our financial and operational flexibility. Our debt facilities impose, and any future debt facility may impose, covenants and other operating and financial restrictions on our ability to, among other things, pay dividends, charter-in vessels, incur additional debt, sell vessels or refrain from procuring the timely release of arrested vessels. Our debt facilities require us to maintain various financial ratios, including a specified minimum liquidity requirement, a minimum equity requirement and a collateral maintenance requirement. Our ability to comply with these restrictions and covenants is dependent on our future performance and our ability to operate our fleet and may be affected by events beyond our control, including fluctuating vessel values. We may therefore need to seek permission from our lenders in order to engage in certain corporate actions.
Failure to comply with the covenants and financial and operational restrictions under our debt facilities may lead to an event of default under those agreements. An event of default may lead to an acceleration of the repayment of debt. In addition, any default or acceleration under our existing debt facilities or agreements governing our other existing or future indebtedness is likely to lead to an acceleration of the repayment of debt under any other debt instruments that contain cross-acceleration or cross-default provisions. If all or a part of our indebtedness is accelerated, we may not be able to repay that indebtedness or borrow sufficient funds to refinance that debt, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.
Such restrictions may prevent us from taking actions that otherwise might be deemed to be in the best interest of the Company and our shareholders, and it may further affect our ability to operate our business moving forward, particularly our ability to incur debt, make capital expenditures or otherwise take advantage of potential business opportunities as they arise.
As of December 31, 2017, we were in compliance with the financial covenants contained in our debt facilities.

Change of control and mandatory repayment provisions contained in certain of our debt facilities may lead to a foreclosure of our fleet.
The terms of certain of our debt facilities require us to repay the outstanding borrowings thereunder in full if there is a change of control, which would occur if: (i) Njord Luxco or any funds solely managed by Oaktree ceases to be able through its appointees to our Board of Directors to control our Board of Directors or ceases to own or control at least 33.34% of the maximum number of votes eligible to be cast at a general meeting, or (ii) another person or group of persons acting in concert gains direct or indirect control of more than 50% of the shares or otherwise has the power to cast more than 50% of the votes at a general meeting of the Company, appoint or remove the chairman of our Board of Directors or the majority of the members of our Board of Directors direct our operating and financial policies with which our directors are obliged to comply. Such change of control may occur as a result of either a sale of shares by Njord Luxco or by a share capital increase resulting in a dilution of Njord Luxco's shareholding in the Company.
Njord Luxco is not restricted by us from selling their shares, and there can be no assurance that they will retain their holdings in us. We can give no assurance that Njord Luxco will continue to hold a significant interest in us. Any mandatory prepayment as a result of a change of control under certain of our debt facilities could lead to the foreclosure of all or a portion of our fleet and could have a material adverse effect on our future performance, result of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.
We are exposed to volatility in the USD London Interbank Offered Rate, or USD LIBOR, which could affect our profitability, earnings and cash flow.
The amounts outstanding under certain of our debt facilities have been, and amounts under additional debt facilities that we may enter in the future will generally be, advanced at a floating rate based on USD LIBOR, which has been stable since 2009, but was volatile in prior years, and will affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, USD LIBOR has been at relatively low levels and may rise in the future as the current low interest rate environment comes to an end. As of December 31, 2017, we had hedged the interest rate on approximately 57% of our outstanding interest-bearing debt at an interest rate of 1.69%. While we hedge parts of our exposure to floating rate interest rates via interest rate swaps, our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our debt facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Risks Relating to an Investment in Our Class A common shares
The majority of our Class A common shares are held by a limited number of shareholders, which may create conflicts of interest.
As a result of the 2015 Restructuring, a large portion of our Class A common shares are beneficially held by a limited number of shareholders, including Njord Luxco, a company affiliated with Oaktree and its affiliates. Njord Luxco is our controlling shareholder. As of the date of this annual report and following our private placement of Class A common shares, or the Private Placement, which closed on January 26, 2018, and in which Oaktree purchased 8,214,548 of the offered Class A common shares, Oaktree owns approximately 47,600,172 Class A common shares, or approximately 64.4% of our issued and outstanding Class A common shares (assuming no Consideration Warrants (defined below) or Restricted Share Units (RSUs) are exercised). One or a limited number of shareholders may have the ability, either acting alone or together as a group, to influence or determine the outcome of specific matters submitted to our shareholders for approval, including the election and removal of directors and amendments to the Articles of Association such as changes to our issued share capital or any merger or acquisition. Our Articles of Association contain certain restrictions on us undertaking certain actions unless the approval of certain of our Directors and/or a particular majority of our shareholders is obtained. Such restrictions may hamper or impede our ability to take certain corporate actions in a timely manner or at all. Any changes to the composition of the Board of Directors may lead to material changes to our business going forward.
In its capacity as our controlling shareholder, Njord Luxco may also have interests that differ from those of other shareholders. In addition, Njord Luxco holds the Class C share, which has 350,000,000 votes at the general meetings on specified matters, including the election of members to the Board of Directors (including the Chairman but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. When the votes carried by the Class C share are combined with the votes carried by the Class A common shares, each held by Njord Luxco, such votes would represent approximately 93.8% of the votes that may be cast on resolutions on which the Class C share may vote.

The Class C share votes may only be cast on resolutions in respect of the appointment or removal of directors (excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The Class C share votes may not be cast on resolutions in respect of any amendments to reserved matters as specified in our Articles of Association (unless those reserved matters also constitute changes to our Articles of Association on which the Class C share is entitled to vote), pre-emptive rights of shareholders, rights attached to the Class B share and other minority protection rights provisions contained in our Articles of Association. Please see Item 10. "Additional Information—A. Share Capital —Our Shares—Class C Share". The Class C share will be automatically redeemed when Njord Luxco and its affiliates cease to beneficially own at least one third of our issued Class A common shares. The voting rights attached to the Class C share have the practical effect of allowing Njord Luxco to control our Board of Directors and to make amendments to the Articles of Association proposed by the Board of Directors, other than amendments to the minority protections, even when Njord Luxco holds only a third of our issued Class A common shares.
The interests of these shareholders may conflict with the interests of the other shareholders. In addition, conflicts of interest may exist or occur among the major shareholders themselves.
Further, Njord Luxco, companies affiliated with Njord Luxco and companies affiliated with Njord Luxco's indirect parent, Oaktree, hold substantial commercial and financial interests in other shipping companies, including companies that are active in the same markets as us and with whom we might compete from time to time. Any material conflicts of interest between us and Njord Luxco, Oaktree and/or other shareholders may not be settled in our favor and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
An active and liquid market for our Class A common shares may not develop or be sustained.
TORM plc's Class A common shares commenced trading on Nasdaq New York on December 11, 2017, prior to which there had been no established trading market for those shares in the United States. Our Class A common shares now trade on both Nasdaq New York and Nasdaq Copenhagen. Active and liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants.  Since the listing of our Class A common shares on the Nasdaq New York, only approximately 19,000 Class A common shares have traded as of the date of this annual report. If an active trading market for our Class A common shares does not develop, the price of the Class A common shares may be more volatile, and it may be more difficult and time-consuming to complete a transaction in the Class A common shares, which could have an adverse effect on the realized price of the Class A common shares or we could be listed from Nasdaq New York. We cannot predict the price at which our Class A common shares will trade and cannot guarantee investors can sell their shares at or above the issuance price. There is no assurance that an active and liquid trading market for our common shares will develop or be sustained in the United States.
We are an "emerging growth company", and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will make our Class A common shares less attractive to investors.
We are an "emerging growth company", as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for up to five years. Investors may find our Class A common shares and the price of our Class A common shares less attractive because we rely, or may rely, on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our consolidated financial statements may not be comparable to other companies that comply with all public company accounting standards.

We could remain an "emerging growth company" until the last day of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act, although a variety of circumstances could cause us to lose that status earlier. For as long as we take advantage of the reduced reporting obligations, the information that we provide to shareholders may be different from information provided by other public companies.
We cannot guarantee that our Board of Directors will declare dividends.
Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our Articles of Association, applicable law and in accordance with loan agreements. We can only distribute dividends to shareholders out of funds legally available for such payments. Our Board of Directors makes determinations regarding the payment of dividends in their sole discretion, and there is no guarantee that we will be able to or decide to pay dividends to shareholders in the future. In addition, our dividend policy provides that up to 50% of the net profit for the financial year, payable on a quarterly basis, may be distributed as a dividend. On May 12, 2016, we announced a new distribution policy, pursuant to which we intend to distribute 25-50% of our net income on a semi-annual basis. In September 2016, we distributed a dividend of an aggregate amount of $25 million, or approximately $0.40 per share, to shareholders. In September 2017, we distributed to shareholders a dividend of an aggregate amount of approximately $1.2 million, or $0.02 per share, which dividend amount corresponds to approximately 42% of our net income for the six months ended June 30, 2017. No other dividends or distributions have been declared or paid through the date hereof.
In addition, the markets in which we operate our vessels are volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. We may also incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. If additional financing is not available to us on acceptable terms, our Board of Directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends. See Item 8. "Financial Information—A. Consolidated Statements and Other Financial Information—Distribution Policy".
Issuances of new shares or other securities may lead to dilution of shareholders.
At the Company's 2016 Annual General Meeting of Shareholders, our Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expire on March 14, 2021.
In January 2018, we completed our Private Placement in which we issued 11,920,000 new Class A common shares. In addition, as of the date of this annual report, we had 4,838,827 warrants outstanding with each warrant being convertible into one Class A common share, par value $0.01 per share, against payment of a subscription price in cash to us of DKK 95.24. The warrants can be exercised until July 13, 2020. In accordance with our remuneration policy, our Board of Directors has, as part of the long-term incentive program, granted certain members of our management and employees Restricted Share Units, or RSU, in the form of restricted stock options. The RSUs aim at incentivizing the employees to seek to improve the performance of the Company and thereby our share price for the mutual benefit of themselves and our shareholders. An aggregate of 2,994,009 RSUs were granted in 2016 and 2017, of which 2,355,864 are outstanding as of the date of this annual report. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. The RSUs will vest over a three to five-year period from the grant date with an exercise price for each Class A common share of DKK 93.6. The exercise price on the RSUs may be adjusted by the Board of Directors to reflect dividend payments made to shareholders. Assuming the exercise of all of our outstanding warrants and full vesting and exercise of our outstanding RSUs, this would result in the issuance of 7,194,691 additional Class A common shares representing approximately 10% of our issued and outstanding Class A common shares. Please see Item 10. "Additional Information—B. Memorandum and Articles of Association—Warrants and—Restricted Share Units.
Our issuance of new securities as well as the exercise of some or all of the securities discussed above may result in the dilution of the shareholdings of our shareholders from time to time.

Our share price may be highly volatile, and future sales of our Class A common shares could cause the market price of our Class A common shares to decline.
The market price of TORM A/S' and TORM plc's shares, as applicable, has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have a material adverse effect on the market price of our Class A common shares and impact a potential sale price if holders of our Class A common shares decide to sell their shares.
In addition, a large proportion of our Class A common shares are held by a limited number of shareholders. A potentially limited free float due to shareholder concentration may have a negative impact on the liquidity of our Class A common shares and may result in a low trading volume, which could have an adverse effect on the market price and result in increased volatility.
Further, future sales or availability for sale of our Class A common shares may materially affect the price of our Class A common shares. Sales of substantial amounts of Class A common shares, including sales by Njord Luxco, or the perception that such sales could occur, may adversely affect the market price of our Class A common shares.
Future issues of new shares or other securities may be restricted.
According to our Articles of Association, certain issuances of shares, warrants, debt instruments or other securities convertible into or exchangeable for shares without giving effect to pre-emption rights require consent from shareholders representing 95% or more of the votes cast at the relevant general meeting. Further, certain reserved matters, as specified in our Articles of Association, require approval by either the majority of the members of the Board of Directors (including the Chairman and the Deputy Chairman (or their respective alternates) or, in circumstances where the Deputy Chairman (or his alternate) has either not voted in favor of any such matter or did not attend the meeting of the Board of Directors at which such matter was considered, or any such matter has been put to a shareholder vote, by shareholders representing at least 70% or 86% of our issued Class A common shares, as applicable. These restrictions may limit our financial and operational flexibility, including our ability to raise funds on the equity capital markets, and could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Future issuances and sales of our Class A common shares could cause the market price of our Class A common shares to decline.
As of the date of this annual report, our issued (and fully paid up) share capital is $742,188.42 which is represented by 74,218,846 Class A common shares (which includes 312,871 treasury shares), one Class B share and one Class C share. Issuances and sales of a substantial number of Class A common shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our Class A common shares. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Our shareholders may incur dilution from any future equity offering.
Risks Related to Being an English Company Listing Class A common shares
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware.
We are incorporated under the laws of England and Wales. The rights of holders of our Class A common shares are governed by English law, including the provisions of the U.K. Companies Act 2006, or the U.K. Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations organized in Delaware. The principal differences are set forth in "Certain U.K. Company Considerations."

U.S. investors may have difficulty enforcing civil liabilities against the Company, our directors or members of senior management and the experts named in this annual report.
We are incorporated under the laws of England and Wales. Several of our directors reside outside the United States and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to serve legal process on us or our directors or have any of them appear in a U.S. court. The United States and the United Kingdom do not currently have a treaty providing for the recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The enforceability of any judgment of a U.S. federal or state court in the United Kingdom will depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether a U.K. court would recognize the basis on which a U.S. court had purported to exercise jurisdiction over a defendant). In this context, there is doubt as to the enforceability in the United Kingdom of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it did not seek to compensate the claimant for loss or damage suffered and was intended to punish the defendant.
Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in England or in actions instituted in England to enforce judgments of U.S. courts.
Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in England or in actions instituted in England to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts might be successful only if the English court confirms the jurisdiction of the U.S. court and is satisfied that:
•	the effect of the enforcement judgment is not manifestly incompatible with English public policy or natural justice;
•	the judgment was not obtained on the basis of fraud;
•	the judgment did not violate the human rights of the defendant;
•	the judgment is final and conclusive;
•	the judgment is not incompatible with a judgment rendered in England or with a subsequent judgment rendered abroad that might be enforced in England;
•	a claim was not filed outside England after the same claim was filed in England, while the claim filed in England is still pending;
•	the English courts did not have exclusive jurisdiction to rule on the matter; and
•	the judgment submitted to the English court is authentic.

English law and provisions in our Articles of Association may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.
Certain provisions of English law and our Articles of Association may have the effect of delaying or preventing a change in control of us or changes in our management. For example, English law and our Articles of Association include provisions that establish an advance notice procedure for shareholder approvals to be brought before a general meeting of our shareholders, including proposed nominations of persons for election to our Board of Directors. Such provisions could delay or prevent hostile takeovers and changes in control or changes in our management. In addition, these provisions may adversely affect the market price of our Class A common shares or inhibit fluctuations in the market price of our Class A common shares that could otherwise result from actual or rumored takeover attempts.
The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies to the Company. If at the time of a takeover offer the Takeover Code still applies, we would be subject to a number of rules and restrictions, including but not limited to the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders.
Njord Luxco holds over 50% of our voting share capital, and therefore, if the Takeover Panel were to determine that we were subject to the Takeover Code, Njord Luxco would be able to increase its aggregate holding in us without triggering the requirement under Rule 9 of the Takeover Code to make a cash offer for the outstanding shares in the Company.
The United Kingdom has formally initiated the withdrawal process from the European Union, and the implications for the laws and regulation in the United Kingdom and the impact on the global economy are uncertain.
In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (informally known as Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last two years after the government of the United Kingdom formally initiated the withdrawal process by invoking Article 50 of the Treaty on European Union on March 29, 2017. It is not clear what impact this will have on the conduct of cross-border business. The referendum result has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply to the United Kingdom in the event of a withdrawal. The UK's exit from the EU could materially change the regulatory and tax framework applicable to the Company. These developments have had and may continue to have a material adverse effect on global economic conditions. The withdrawal of the United Kingdom from the EU may lead to a downturn across the European economies, and there is a risk that other countries in the European Union will look to hold referendums on whether to stay in or leave the EU. In addition, there are increasing concerns that these events might push the UK, Eurozone and/or United States into an economic recession. Although it is too early to anticipate what these developments and impacts will be, the Group considers that the potential effects of Brexit could have unpredictable consequences for financial markets and may adversely affect our future performance, results of operations, cash flows and financial position.
We are subject to data protection laws under U.K. legislation, and any breaches of such legislation could adversely affect our business, reputation, results of operations and financial condition.
Our ability to obtain, retain and otherwise manage personal data is governed by data protection and privacy requirements and regulatory rules and guidance. In the UK, we must comply with the Data Protection Act 1998 in relation to processing certain personal data. The application of data privacy laws is often uncertain, and as business practices are challenged by regulators, private litigants and consumer protection agencies, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data protection practices. Additionally, under European data protection laws, distributing personal data into the United States may constitute an offense. Any breaches of such legislation could have a material adverse effect on our business, reputation, results of operations and financial condition.

Pre-emption rights for U.S. and other non-U.K. holders of shares may be unavailable.
In the case of certain increases in our issued share capital, under English law, existing holders of shares are entitled to pre-emption rights to subscribe for such shares, unless shareholders disapply such rights by a special resolution at a shareholders' meeting. These pre-emption rights have been disapplied by TORM plc's shareholders in respect of certain new issuances, see Item 10. "Additional Information—A. Share Capital", and we shall propose equivalent resolutions in the future once the initial period of disapplication has expired. In any event, U.S. holders of common shares in U.K. companies are customarily excluded from exercising any such pre-emption rights they may have, unless a registration statement under the Securities Act is effective with respect to those rights, or an exemption from the registration requirements thereunder is available. We do not intend to file any such registration statement, and we cannot assure prospective U.S. investors that any exemption from the registration requirements of the Securities Act or applicable non-U.S. securities laws would be available to enable U.S. or other non-U.K. holders to exercise such pre-emption rights or, if available, that we will utilize any such exemption.
We are and will be subject to the UK Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.
Our operations are and will be subject to anti-corruption laws, including the UK Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that may pose a risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our internal operations might be subject or the manner in which existing laws might be administered or interpreted.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export controls, economic sanctions on countries or persons, customs requirements, anti-boycott requirements and currency exchange regulations (collectively, "Trade Control Laws").
While we maintain policies and procedures reasonably designed to ensure compliance with applicable anti-corruption laws and Trade Control Laws, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control Laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions, remedial measures and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control Laws by UK, U.S. or other authorities could also have a material adverse impact on our reputation, our future performance, results of operations, cash flows and financial position.
Our tax liabilities may change in the future.
While we believe that being incorporated in England and Wales and resident for tax purposes in the United Kingdom should help us maintain a competitive worldwide effective corporate tax rate, we cannot give any assurance as to what our effective tax rate will be. This is, among other things, because of uncertainties regarding the tax policies of all the jurisdictions where we operate our business and uncertainties regarding the application to our structure, which is complex, of the tax laws of various jurisdictions, including, without limitation, Denmark, the United States and the United Kingdom. Because of this uncertainty, our actual effective tax rate may vary from our expectation and that variance could be material. The G20 and the Organization for Economic Co-Operation and Development is currently focused on the taxation of multinational corporations as part of the Base Erosion and Profit Shifting Project, or BEPS. The implementation of BEPS outcomes in the jurisdictions in which we operate may have an impact on our effective tax rate, which, in turn, could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

TORM plc and certain of its subsidiaries have entered and may in the future enter into internal agreements which must be at market value or on terms no more favorable than would have been agreed if the transaction was not conducted on an intra-group basis.
We have global operations, and the functions related to owning and operating a global scale product tanker fleet are spread across various subsidiaries, including crewing, technical maintenance, chartering and ownership of vessels. Cross-border business within our foreign subsidiaries and TORM plc can be complicated. We will likely enter into further agreements by and among our subsidiaries on the one hand and TORM plc on the other hand in the future. To ensure compliance with transfer pricing regulations, such transaction must in general be conducted on arm's length basis. We believe that these transactions are on arm's length terms, but no assurance can be given that we would not have been able to secure more favorable terms from third parties.
Regarding any cross-border transactions, we may face significant compliance challenges with the regulations and administrative requirements around transfer pricing, as they differ from country to country. Tax authorities are increasingly sophisticated in the way they operate and are focusing more closely on transfer pricing in companies that transact cross-border business.
Tax consequences related to the 2015 Restructuring could increase our tax burden and could have a material adverse effect on our financial position.
The debt write-down and conversion of debt that occurred as part of the 2015 Restructuring is considered a debt forgiveness for Danish tax purposes. The debt forgiveness will not result in taxes being payable by us provided that the debt forgiveness can be classified as a comprehensive agreement between us and our creditors, and provided that the debt forgiveness takes place on normal market terms as applied between unrelated parties.
If the debt forgiveness is classified as a comprehensive agreement, the gain on the debt forgiveness realized by us will not be taxable. If the debt forgiveness is classified as singular debt forgiveness, however, the gain on the debt forgiveness will be taxable to us. This classification determination is based on a number of factors, including the percentage of the creditors of the unsecured debt who participated in the debt forgiveness. Because the 2015 Restructuring was a complex transaction, the evaluation of whether it was entered into on normal market terms consequently requires judgment.
Management expects that the debt forgiveness will be classified as a comprehensive agreement between us and our creditors, and that it is entered into on normal market terms. In the event that this is not the case, it could increase our overall tax burden and could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
The Danish Tax Authorities may challenge whether TORM plc is entitled to Danish withholding tax exemption on dividends from TORM A/S.
TORM plc is a tax resident of the United Kingdom and owns 100% of the shares of TORM A/S and should as a starting point be entitled to the benefits under the EU Parent/Subsidiary Directive (2011/96/EU) although it is not currently clear whether similar provisions would continue to apply following the United Kingdom's intended departure from the European Union.
However, TORM plc should be entitled to the benefit of the double tax treaty entered into between Denmark and the United Kingdom. The double tax treaty reduces dividend withholding tax to nil for wholly-owned subsidiaries (where the relevant conditions are satisfied), and its protection would, in principle, be available regardless of the United Kingdom's departure from the European Union. In order for the double tax treaty to apply, TORM plc must be considered the beneficial owner of the dividends and is not subject to Danish anti-abuse rules. We believe that the group structure, the level of business activity carried out in the United Kingdom by TORM plc, the economic risk of TORM plc and TORM plc's right to dispose of dividends received justify that TORM plc is the beneficial owner of dividends received from TORM A/S, that TORM plc is not a conduit entity and that Danish anti-abuse rules should not apply.

Consequently, we believe that dividends distributed from TORM A/S to TORM plc should be exempt from Danish dividend withholding tax according to either the application of the EU Parent/Subsidiary Directive (2011/96/EU) or the double tax treaty entered into between Denmark and the United Kingdom (so long as a claim is made and the treaty relief is granted). If the provisions of the EU Parent/Subsidiary Directive (2011/96/EU) did not apply and not all of the applicable conditions in the double tax treaty between the United Kingdom and Denmark are fulfilled, Danish withholding taxes of 27% (potentially reduced to 22%) will be triggered on such dividend distributions.
ITEM 4.	INFORMATION ON THE COMPANY
A.          History and Development of the Company
TORM plc is a public limited company incorporated under the laws of England and Wales on October 12, 2015 under the name Anchor Admiral Limited with company number 09818726. Anchor Admiral Limited was renamed TORM Limited on November 26, 2015, and TORM Limited was renamed TORM plc on January 20, 2016. TORM plc's registered office is at Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom. Our telephone number at this address is +44 203 713 4560. Our main commercial and technical activities are managed out of our office at Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Our telephone number at that address is +45 39 17 92 00. We also have offices located in Mumbai (India), New Delhi (India), Manila (the Philippines), Cebu (the Philippines), Singapore (Singapore) and Houston (Texas, USA). Our website is www.torm.com.
We are one of the world's largest carriers of refined oil products. Our activities are primarily the transportation of clean petroleum products, such as gasoline, jet fuel, kerosene, naphtha and gas oil, and occasionally dirty petroleum products, such as fuel oil. We are active in all larger vessel segments of the product tanker market from Handysize to Long Range 2 (LR2) tankers. For an overview of the specifications of our fleet, reference is made to "The TORM Fleet" on page 19 of our Annual Report 2017.  In addition, as of the date of this annual report, we have eight newbuildings currently under construction and options to purchase an additional four product tanker newbuildings. See Item 4. "Information on the Company—B. Business Overview."
We have an extensive in-house operating and management platform which performs commercial, administrative and technical management for our vessels. Through this integrated platform, we handle the commercial management of all our vessels and the technical management of all our owned vessels, other than three vessels managed by an unaffiliated third party. In addition, we conduct all vessel sale and purchase activities in-house, leveraging relationships with shipbrokers, shipyards, financial institutions and other shipowners.
2015 Restructuring
On July 13, 2015, or the Restructuring Completion Date, we completed what we refer to as the 2015 Restructuring, which was governed by a restructuring agreement by and between TORM A/S, three entities owned by funds managed by Oaktree and certain of our pre-2015 Restructuring lenders, which we refer to as the Participating Lenders. As part of the 2015 Restructuring, we acquired the entire outstanding share capital of Njord from Njord Luxco, a company owned by funds managed by Oaktree, which we refer to as the "Combination", and restructured TORM A/S' balance sheet to reduce our loan-to-value ratio from approximately 164% to 51% at the Restructuring Completion Date. The net result of the 2015 Restructuring was that the Participating Lenders received approximately 99% of TORM A/S' share capital, comprised of Danish A shares and warrants, or the Consideration Warrants, in consideration for the write-down of $536 million of our pre-2015 Restructuring indebtedness following which the Group's wholly-owned fleet increased to 74 vessels, including the 25 product tankers, or the Njord Acquisition Vessels, acquired from Njord, and contracts for the construction of six MR product tanker newbuildings, or the OCM Newbuildings, which were delivered to us in 2015 and 2016, and Njord Luxco, a company controlled by Oaktree, then became our majority shareholder.
At the closing of and as a result of the 2015 Restructuring and the Exchange Offer (discussed below), our largest shareholder Njord Luxco, a company controlled by Oaktree, held approximately 63.5% of our Class A common shares, excluding the voting rights associated with the C share that it holds and which relates to election and dismissal of members of the Board of Directors and certain amendments to our Articles of Association. As part of the 2015 Restructuring, with the approval of our shareholders, TORM A/S implemented new corporate governance provisions, including certain minority shareholder protection rights, and amended TORM A/S' Articles of Association to include certain authorizations to TORM A/S' Board of Directors, including an authorization to increase our share capital. As of the closing of our Private Placement on January 26, 2018 and as of the date of this annual report, Oaktree holds approximately 64.4% of our outstanding Class A common shares. See Item 7. "Major Shareholders and Related Party Transactions" and Item 10. " Additional Information".

Exchange Offer, Redomiciliation and Current Corporate Structure
In April 2016, TORM established a new corporate structure of the TORM Group including the insertion of a publicly-held parent company incorporated under the laws of England and Wales, TORM plc. TORM plc's Class A common shares were listed on Nasdaq Copenhagen on April 19, 2016, and TORM A/S' Danish A shares were delisted from Nasdaq Copenhagen on April 26, 2016. We refer to this as the Redomiciliation.
To effect the Redomiciliation, we commenced an Exchange Offer, pursuant to which TORM plc effectively acquired all of the outstanding securities of TORM A/S in exchange for the securities of TORM plc. A total of 97.6% of TORM A/S' shareholders exchanged their shareholdings to TORM plc in the Exchange Offer. Following the closing of the Exchange Offer, TORM plc exercised its statutory right under the Danish Companies Act to acquire the remaining 2.4% unexchanged shares from TORM A/S' minority shareholders in a squeeze-out transaction for a total cash consideration of approximately $19 million. In addition, all TORM A/S warrant holders exchanged their warrants on a one-for-one basis for warrants of TORM plc. At the closing of the Exchange Offer and the Redomiciliation, our share capital consisted of 62,298,846 Class A common shares, par value $0.01 per share, one B share, par value $0.01 per share, one C share, par value $0.01 per share and 50,000 redeemable shares of GBP 1.00 per share, which we subsequently redeemed in September 2016. For more information on our share capital, see Item 10. "Additional Information—A. Share Capital".
Listing on Nasdaq New York
In December 2017, we effected a direct listing of our Class A common shares on Nasdaq New York. Our Class A common shares commenced trading on Nasdaq New York under the symbol "TRMD" on December 11, 2017. As a result of our listing on Nasdaq New York, our Class A common shares may be traded on both Nasdaq New York and Nasdaq Copenhagen. All of our outstanding Class A common shares are identified by CUSIP G89479 102 and ISIN GB00BZ3CNK81. Reference is made to "U.S. Listing" on page 27 of the Annual Report 2017 for a description of the U.S. listing.
Recent Developments
On January 19, 2018, we entered into a binding term sheet with ABN AMRO for a senior secured term loan facility ,subject to definitive documentation, for borrowings of up to $50 million to partially finance the purchase price of the LR1 Product Tanker Newbuildings.
Private Placement
On January 26, 2018, we completed a private placement of 11,920,000 Class A common shares for gross proceeds of approximately $100 million. The proceeds from the Private Placement are expected to be used for funding of existing newbuilding commitments, for the funding of potential fleet growth opportunities, or for general corporate purposes. The Private Placement was fully backstopped by Njord Luxco, which purchased approximately $70 million of our Class A common shares in the Private Placement. Following the Private Placement and as of the date of this annual report, Njord Luxco owns approximately 64.4% of our outstanding Class A Common Shares. As of the closing of the Private Placement and the date of this annual report, we have 73,905,975 Class A common shares issued and outstanding.

B.          Business Overview
Our Fleet
The following table sets forth summary information regarding our fleet of owned product tankers, including the vessels that we charter in as of the date of this annual report.
Vessel Name	Type	DWT	Year Built	Shipyard(1)
Owned On-the-Water Product Tankers
TORM Kristina	LR2	99,999	1999	Halla
TORM Gudrun	LR2	99,965	2000	Hyundai
TORM Ingeborg	LR2	99,999	2003	Samho
TORM Valborg	LR2	99,999	2003	Samho
TORM Marina	LR2	109,672	2007	Dalian New
TORM Maren	LR2	109,672	2008	Dalian New
TORM Mathilde	LR2	109,672	2008	Dalian New
TORM Herdis	LR2	114,000	2018	GSI
TORM Hermia	LR2	114,000	2018	GSI
TORM Sara	LR1	72,718	2003	Samsung
TORM Estrid	LR1	74,999	2004	Hyundai
TORM Emilie	LR1	74,999	2004	Hyundai
TORM Ismini	LR1	74,999	2004	Hyundai
TORM Signe	LR1	72,718	2005	Samsung
TORM Sofia	LR1	72,660	2005	Samsung
TORM Venture	LR1	73,700	2007	New Century
TORM Gunhild	MR	44,999	1999	Halla
TORM Neches	MR	47,052	2000	Onomichi
TORM Clara	MR	44,999	2000	Daedong
TORM Cecilie	MR	44,999	2001	STX
TORM Amazon(2)	MR	47,275	2002	Onomichi
TORM San Jacinto	MR	47,038	2002	Onomichi
TORM Gertrud	MR	45,990	2002	STX
TORM Gerd	MR	45,960	2002	STX
TORM Caroline	MR	44,999	2002	STX
TORM Moselle	MR	47,024	2003	Onomichi
TORM Rosetta	MR	47,015	2003	Onomichi
TORM Carina	MR	46,219	2003	STX
TORM Freya	MR	45,990	2003	STX
TORM Thyra	MR	45,950	2003	STX
TORM Camilla	MR	44,990	2003	STX
TORM Horizon	MR	46,955	2004	Hyundai Mipo
TORM Resilience	MR	49,999	2005	STX
TORM Thames	MR	47,036	2005	Hyundai Mipo
TORM Helvig	MR	46,187	2005	STX
TORM Ragnhild	MR	46,187	2005	STX
TORM Eric	MR	51,266	2006	STX
TORM Platte	MR	46,959	2006	Hyundai Mipo
TORM Kansas	MR	46,955	2006	Hyundai Mipo
TORM Republican	MR	46,955	2006	Hyundai Mipo
TORM Loke	MR	51,372	2007	SLS
TORM Hardrada	MR	45,983	2007	Shin Kurushima
TORM Lene	MR	49,999	2008	GSI
TORM Laura	MR	49,999	2008	GSI
TORM Lotte	MR	49,999	2009	GSI
TORM Louise	MR	49,999	2009	GSI
TORM Lilly	MR	49,999	2009	GSI

TORM Alice	MR	49,999	2010	GSI
TORM Alexandra	MR	49,999	2010	GSI
TORM Aslaug	MR	49,999	2010	GSI
TORM Agnete	MR	49,999	2010	GSI
TORM Almena	MR	49,999	2010	GSI
TORM Atlantic	MR	49,999	2010	GSI
TORM Agnes	MR	49,999	2011	GSI
TORM Amalie	MR	49,999	2011	GSI
TORM Arawa	MR	49,999	2012	GSI
TORM Anabel	MR	49,999	2012	GSI
TORM Astrid	MR	49,999	2012	GSI
TORM Thor	MR	49,842	2015	Sungdong
TORM Timothy	MR	49,842	2015	Sungdong
TORM Thunder	MR	49,842	2015	Sungdong
TORM Titan	MR	49,842	2016	Sungdong
TORM Torino	MR	49,842	2016	Sungdong
TORM Troilus	MR	49,842	2016	Sungdong
TORM Sovereign	MR	50,000	2017	Hyundai Mipo
TORM Supreme	MR	50,000	2017	Hyundai Mipo
TORM Ohio	Handysize	37,278	2001	Hyundai Mipo
TORM Charente	Handysize	35,751	2001	Daedong
TORM Garonne	Handysize	37,178	2004	Hyundai Mipo
TORM Loire	Handysize	37,106	2004	Hyundai Mipo
TORM Saone	Handysize	36,986	2004	Hyundai Mipo
TORM Tevere	Handysize	37,383	2005	Hyundai Mipo
TORM Gyda	Handysize	36,207	2009	Hyundai Mipo

Chartered-in Product Tankers
TORM Helene(4)	LR2	99,999	1997	Hyundai
TORM Margrethe(3)	LR2	109,672	2006	Dalian New
TORM Marie(3)	LR2	109,647	2006	Dalian New
TORM Vita(4)	MR	45,990	2002	STX
TORM Mary(4)	MR	44,990	2002	STX

Newbuildings
TORM Hellerup	LR2	114,000	Exp. 2018	GSI
TORM Hilde	LR2	114,000	Exp. 2018	GSI
Hull no. 15121140	LR1	75,000	Exp. 2019	GSI
Hull no. 15121141	LR1	75,000	Exp. 2019	GSI
Hull no. 15121034	MR	49,999	Exp. 2019	GSI
Hull no. 15121035	MR	49,999	Exp. 2019	GSI
Hull no. 15121036	MR	49,999	Exp. 2019	GSI
Hull no. 15121037	MR	49,999	Exp. 2019	GSI

_______________________

(1) As used in this annual report, Hyundai refers to Hyundai Heavy Industries Co. Ltd.; Halla refers to Halla Engineering & Heavy Industries, South Korea; Samho refers to Hyundai Samho Heavy Industries Co. Ltd.; Dalian New refers to Dalian Shipbuilding Industry, China; New Century refers to New Century Shipbuilding Co. Ltd.; Onomichi refers to Onomichi Dockyard, Japan; Daedong refers to Daedong Shipbuilding, South Korea; STX refers to STX Offshore and Shipbuilding Co. Ltd.; Hyundai Mipo refers to Hyundai Mipo Dockyard Co. Ltd.; Shin Kurushima refers to Shin Kurushima Dockyard Co. Ltd., Japan; SLS refers to SLS Shipbuilding Co. Ltd. Tongyeong, South Korea; and GSI refers to Guangzhou Shipyard International Co., Ltd.
(2) Vessel was operated through a finance lease until the expiration of the charter-in agreement on September 8, 2017, at which time we repaid the finance lease in full and purchased the vessel pursuant to our obligation under the terms of the finance lease.
 (3) Vessel is chartered-in on bareboat charter with an expected redelivery date in June 2018. Accounted for as an operational lease.
(4) Vessels were sold and leased back on bareboat charter with a contract expiration in 2022. We have a purchase option for the individual vessels. The vessels are accounted for as financial lease.

Fleet Development
Vessel Acquisitions
On November 30, 2015, we entered into contracts with Guangzhou Shipyard International Co., Ltd., or GSI, for the construction of four LR2 vessels, or the LR2 Product Tanker Newbuildings. As of December 31, 2017, we were obligated to pay approximately $122.8 million in remaining installment payments due under these newbuilding contracts, which we expect to fund with cash from operations and anticipated borrowings of up to $115 million under a secured loan facility with The Export-Import Bank of China, or the CEXIM Facility, which we entered into on July 8, 2016. The first two of the LR2 Product Tanker Newbuildings were delivered to us in the first quarter of 2018 and the remaining two LR2 Product Tanker Newbuildings are expected to be delivered to us in the second and third quarter of 2018, respectively.
We also had the options to purchase four additional LR1 vessels from GSI.  In December 2017, we exercised two of these options and have subsequently entered into construction contracts with GSI for these two newbuildings, or the LR1 Product Tanker Newbuildings, for a total purchase price of $74 million. On January 19, 2018, we entered into a binding term sheet with ABN AMRO, for a senior secured term loan facility, subject to definitive documentation, to partially finance the purchase price of the LR1 Product Tanker Newbuildings, which are expected to be delivered to us in 2019. One of the remaining options with GSI expired on December 31, 2017 and the remaining option will expire on March 9, 2018.
On July 24, 2017, we entered into contracts with GSI for the purchase of construction contracts for four fuel-efficient MR vessels under construction at GSI, or the GSI MR Resale Vessels, and the option to purchase up to four additional MR vessels, or the MR Option Vessels. The GSI MR Resale Vessels have an expected delivery in 2019. The MR Option Vessels, if our purchase options are exercised, are available for delivery in 2019 or 2020.
On August 3, 2017, we entered into contracts with Hyundai Mipo for the purchase of construction contracts for two MR vessels then under construction at Hyundai Mipo, or the Hyundai Mipo MR Resale Vessels, which, together with the GSI MR Resale Vessels, we refer to as the MR Resale Vessels. The Hyundai Mipo MR Resale Vessels were delivered to us in September 2017.
The aggregate purchase price of the MR Resale Vessels was $185 million. We expect to finance the purchase price of the GSI MR Resale Vessels with cash from operations and from additional borrowings from Danish Ship Finance A/S, or DSF, for which we entered into a secured loan agreement on September 20, 2017 for a new tranche of borrowings which was consolidated with our existing facility with DSF (as amended and restated, the DSF Facility). We financed the purchase price of the Hyundai Mipo MR Resale Vessels with cash from operations and from borrowings from ING Bank NV under a secured term loan facility, or the ING Facility, which we entered into on September 8, 2017. We expect these financings to cover approximately 66% of the aggregate purchase of the MR Resale Vessels.
As of March 1, 2018, we are obligated to pay approximately $238 million in remaining installment payments due under our newbuilding contracts, of which $22 million remains unfinanced, before we take possession of our eight newbuildings.

For information about our financing agreements and the financing agreements into which we expect to enter, see Item 5. "Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements".
Vessel Dispositions
During the first quarter of 2017, we sold TORM Anne (built in 1999), in the second quarter of 2017, we sold TORM Madison and TORM Trinity (both built in 2000), in the third quarter of 2017, we sold TORM Fox (built in 2005) and in the fourth quarter of 2017, we sold TORM Rhone (built in 2000). We sold these five vessels for aggregate proceeds of $39 million, and we delivered the first four vessels to their respective buyers in 2017 and the last vessel to its buyer in the first quarter of 2018.
Sale and Leaseback Transactions
During the first and second quarters of 2017, we entered into sale and leaseback agreements and bareboat charters for the LR2 tanker, TORM Helene, and two MR tankers, TORM Mary and TORM Vita, pursuant to which we sold the vessels to three buyers not affiliated with us from which we concurrently chartered-in the three vessels each for a period of 58 months from the delivery date plus 50 more days at our option. These three sale and leaseback transactions are treated as financial leases but have no purchase obligation attached. We have an option to purchase TORM Mary and TORM Helene at the expiration of their respective charter-in agreements at fixed option prices. We have the option to purchase TORM Vita at the fourth anniversary of its delivery date and again at the expiration of the charter-in agreement at fixed option prices.
For information about our financing agreements, see Item 5. "Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements".
Employment of Our Product Tanker Fleet
Our current strategy is to employ our vessels worldwide primarily in the spot market. We believe that this will enable us to take advantage of potential increases in product tanker hire rates in the near term. We may seek to employ some of our vessels on longer-term time charter contracts, if customer needs and expected returns make this more attractive. Employing vessels on longer-term contracts may provide us with the benefits of stable cash flows and high utilization rates. In addition, from time to time, we may employ our vessels on shorter-term charters and under COAs. Reference is made to the Glossary on page 143 of the Annual Report 2017 for the definitions of Spot Market, Time Charter, COA and Bareboat Charter.
Coverage
For information on the coverage of our Fleet, including the definitions of certain key terms related to the coverage of our Fleet, reference is made to "Outlook 2018" on pages 11–13 of the Annual Report 2017 and to the Glossary on page 143 of the Annual Report 2017.
Management of Our Fleet
For information on management of our fleet, reference is made to "Strategic Ambition and Business Model—One TORM—Strong Integrated Operating Platform" on page 18 of the Annual Report 2017.
Customers
We generate revenue by charging customers for the transportation of refined oil products and crude oil. Many of our largest customers in the product tanker segment are companies operating in the oil industry such as major oil companies, state-owned oil companies and international trading houses.

Customer Concentration
During 2017, our 20 largest customers accounted for approximately 76 % of our total revenue. None of our other customers accounted for more than 2% of our total revenues.
Our Business Strategy
For information on our business strategy, reference is made to "Strategic Ambition and Business Model" on pages 16-18 and "Value Chain in Oil Transportation" on page 20 of the Annual Report 2017.
The Product Tanker Industry
For information on the product tanker industry, reference is made to "The Product Tanker Market" on pages 21-25 of the Annual Report 2017. For information on the risks associated with operating within the product tanker market, see Item 3. "Key Information—D. Risk Factors— Risks Related to Our Business and Our Industry."
Environmental and Other Regulations
Government laws and regulations significantly affect the ownership and operation of our vessels. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expenses, including vessel modification and implementation costs.
A variety of governmental, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These organizations include, but are not limited to, the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Each of our vessels is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate survey and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater parts of the vessel and for necessary repair stemming from the inspection. Special surveys frequently require dry-docking.
Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our product tanker fleet or lead to the invalidation or reduction of our insurance coverage. We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for product tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations.

International Maritime Organization
The IMO is a specialized agency of the United Nations responsible for setting global standards for the safety, security and environmental performance of vessels engaged in international shipping. The IMO's primary objective is to create a regulatory framework for the shipping industry that is fair and effective, and universally adopted and implemented. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, and MARPOL. MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to the prevention of pollution by oil; Annexes II and III relate to the prevention of pollution by noxious liquid substances carried in bulk and harmful substances carried by sea in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air pollution by ship emissions, including greenhouse gases.
Air Emissions
In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances", defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited, and the emission of Volatile Organic Compounds is controlled. Annex VI also includes a global cap on the sulfur content of fuel oil.
The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. ratified the Annex VI amendments in October 2008, and the EPA promulgated equivalent emissions standards in late 2009.
In October 2016, the IMO set January 1, 2020 as the implementation date for ships to comply with low sulfur fuel oil requirement, which progressively cuts sulfur levels from the current 3.5% to 0.5%. This applies to fuel used in main engine, auxiliary engines and boilers. Shipowners can comply with this regulation by (i) using 0.5% sulfur fuels on board, which is likely to be available around the world by 2020 but probably at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. We believe that there is uncertainty related to the actual implementation of the regulation, including the regulator's enforcement possibilities, but the cost of obtaining compliance with the regulation could be significant. In anticipation of the 2020 implementation, we have elected to install an exhaust gas scrubber on one of our LR2 product tankers, TORM Hilde, which we expect to be delivered to us in 2018.
Sulfur content standards are even stricter within certain Emission Control Areas, or ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (reduced from 1.50%), with a further reduction to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs, and the Baltic Sea, the North Sea, certain coastal areas of North America and the U.S. Caribbean Sea are all within designated ECAs. Ocean-going vessels in these areas will be subject to stringent emissions controls and this may cause us to incur additional expenses. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Effective September 1, 2015, amendments to Annex VI relating to Tier III standards within ECAs came into effect. These amendments provide for Tier III nitrogen oxide standards to be applied to a marine diesel engine that has been constructed on or after January 1, 2016 and which operates in the North America ECA or U.S. Caribbean Sea ECA that are designated for the control of nitrogen oxide emissions. At the Marine Environment Protection Committee's, or MEPC, 71st session in July 2017, or MEPC 71, the MEPC also adopted amendments which designated the North Sea and Baltic Sea as ECAs for nitrogen oxides. These amendments were previously approved at MEPC's 70th session in October 2016, or MEPC 70, and will become effective on January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective on March 1, 2018 and will require ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first data "calendar year" beginning January 1, 2019.
If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. As of the date of this annual report, we are in compliance with applicable requirements under Annex VI, as amended.
Safety Management System Requirements
The IMO also adopted SOLAS and the International Convention on Load Lines, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 amendments to SOLAS that include the safe manning of vessels entered into force on January 1, 2014. The Convention on Limitation for Maritime Claims, or the LLMC, was amended in April 2012 and took effect on June 8, 2015. The amendments altered the limits of liability for loss of life, personal injury and property claims against shipowners.
Our operations are also subject to environmental standards and requirements contained in the ISM Code as discussed previously.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions and limitations. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC also covers bunker oil pollution by tankers but only when loaded or when cargo residues remain on board. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to the vessel's limitation fund for a single incident. Our protection and indemnity insurance covers the liability under the plan adopted by the IMO subject to the rules and conditions of entry.
In 1996, the IMO created the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious substances by Sea, or the HNS Convention. The HNS Convention aims to ensure adequate, prompt and effective compensation for damage that may result from shipping accidents involving hazardous and noxious substances. The HNS Convention has not yet entered into force, but if it does, compliance with the HNS Convention could entail additional capital expenditures or otherwise increase the costs of our operations. The HNS Convention will enter into effect 18 months after its ratification.

The IMO adopted the Bunker Convention to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to tankers, the Bunker Convention is only applicable to vessels without cargo or residues thereof on board.
With respect to non-ratifying states, liability for spills or releases of oil carried as cargo or fuel in ships' bunker tanks is typically determined by the national or other domestic laws in the jurisdiction where the events or damages occur. Our protection and indemnity insurance which covers the liability for pollution is described below under "Protection and Indemnity Insurance".
In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention requires vessels to install expensive ballast water treatment systems at a date tied to the renewal of the MARPOL survey for each vessel. The BWM Convention's implementing regulations call for a phased introduction of mandatory concentration limits. All vessels will also have to carry a ballast water record book and an International Ballast Water Management Certificate.
The BWM Convention was ratified on September 8, 2016 and entered into force on September 8, 2017. The MEPC adopted the updated "guidelines for approval of ballast water management systems (G8)" at MEPC 70. According to the original implementation scheme, vessels were required to comply with the ballast water treatment standard at the first MARPOL renewal survey after the convention entered into force. AT MEPC 71 in July 2017, however, the implementation scheme was changed to require vessels with International Oil Pollution Prevention (IOPP) certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal and require other vessels to comply at their first IOPP certificate renewal.
The U.S. regulations on ballast water management entered into force on June 21, 2012. U.S regulations require compliance with the treatment standard at the first scheduled dry-docking after January 1, 2016 for operating ships and at delivery for newbuildings. Before any type-approved systems were available, the USCG allowed shipowners to apply for an extension of their compliance date on the basis that the USCG type-approved systems were unavailable in the market. The extensions were granted for vessels with original compliance date up to 2019 before the USCG type-approved the first system in December 2016. The USCG has not removed the extension option for shipowners, but parties requesting extensions must now provide evidence that none of the USCG type-approved systems in the market are suitable for their vessel. As of December 31, 2017, there were six USCG type-approved systems available in the market.
There are separate approval processes for the makers of ballast water treatment systems in order to obtain IMO approval and USCG approval, respectively. With respect to USCG compliance, vessels could previously receive an extension for compliance of five years by employing an Alternative Management System (AMS). Vessels equipped with a USCG-approved AMS would remain in compliance with U.S. regulation until five years after the compliance date for an individual ship is set. After five years, the AMS must either achieve USCG type-approval or be replaced with a USCG type-approved system.
In November 2014 and May 2015, the IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water, or the Polar Code. The Polar Code entered into force on January 1, 2017. The Polar Code covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. Ships intending to operate in the applicable areas must have a Polar Ship Certificate. This requires an assessment of operating in said waters and includes operational limitations, additional safety equipment and plans or procedures, necessary to respond to incidents involving possible safety or environmental consequences. A Polar Water Operational Manual is also needed on board the ship for the owner, operator, master, and crew to have sufficient information regarding the ship to assist in their decision-making process. The Polar Code applies to new ships constructed after January 1, 2017. After January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Wreck Removal
The Nairobi Convention on the Removal of Wrecks, or the Wreck Removal Convention, entered into force on April 14, 2015 and contains obligations for shipowners to effectively remove wrecks located in a member state's exclusive economic zone or equivalent 200 nautical miles zone. The Wreck Removal Convention places strict liability, subject to certain exceptions, on a vessel owner for locating, marking and removing the wreck of any owned vessel deemed to be a hazard due to factors such as its proximity of shipping routes, traffic density and frequency, type of traffic and vulnerability of port facilities as well as environmental damage. It also makes government certification of insurance, or other form of financial security for such liability, compulsory for ships of 300 gross tonnage and above.
A member state may intervene in certain situations. They can remove, or have removed, wrecks that pose a danger or impediment to navigation or that may be expected to result in major harmful consequences to the marine environment, or damage to the coastline or related interests, of one or more member states. The same applies for a ship that is about, or may reasonably be expected, to sink or to strand as set forth in the Wreck Removal Convention. The cost of such removal and other measures falls on the vessel owner.
Should one of our vessels become a wreck subject to the Wreck Removal Convention, substantial costs may be incurred in addition to any losses suffered as a result of the loss of the vessel.
The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The OPA established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than petroleum, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise the vessel. Accordingly, both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third-party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:
•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

OPA contains statutory caps on liability and damages relating to pollution incidents, subject to certain exceptions. Effective December 21, 2015, the USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 for any tank vessel that is over 3,000 gross tons, except single hull, oil spill response, or edible oil tank, vessels (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA, which applies to owners and operators of vessels, contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third-party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.
OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. The USCG has implemented regulations requiring evidence of financial responsibility sufficient to meet the maximum amount of liability to which a particular party may be subject. Under the regulations, vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the USCG for each of our vessels that is required to have one.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.
The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.
OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. Yet, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

The EPA has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. On March 28, 2013, the EPA re-issued the VGP for another five years, which took effect on December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. In October 2015, the U.S. Court of Appeals for the Second Circuit invalidated the 2013 VGP, holding that the EPA acted arbitrarily and capriciously in its development. The 2013 VGP is to remain in place until the EPA issues a new VGP. In the fall of 2016, sources reported that the EPA indicated it was working on a new VGP. As of the date of this annual report, we have obtained coverage under, and are in compliance with, the 2013 VGP.
The USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. As of June 21, 2012, the USCG implemented revised regulations on ballast water management by establishing standards on the allowable concentrations of living organisms in ballast water discharged from ships in U.S. waters.
As of January 1, 2014, vessels were technically subject to the phasing-in of these standards. However, it was not until December 2016, that the USCG first approved said technology. The ballast water management systems approved by the USCG include, but are not limited to, Optimarin Ballast System, Alfa Laval PureBallast 3 and Ocean Saver BWTS MKII. The USCG previously provided waivers to vessels that could not install the as-yet unapproved technology, and vessels now requiring a waiver need to show why they cannot install the approved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the VGP, indicating that it would take into account reasons why vessels do not have the requisite technology, but will not grant waivers. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with these USCG and state regulations could have an adverse impact on the commercial operation of our vessels.
In order to comply with IMO and USCG ballast water regulations, we are required to install ballast water treatment plants on all of our vessels from December 2018 to September 2024. The cost of compliance per vessel for us is estimated to be between $1.0 and $1.3 million, depending on size of the vessel. Significant investments in ballast water treatment systems may have a material adverse effect on our future performance, results of operations, cash flows and financial position. We have performed due diligence in this regard and have established a project group that is carrying out technical feasibility of the available plants. We are also carrying out pilot projects to minimize risks in the future implementation process for all vessels.
The U.S. Clean Air Act, or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding the environment. Specifically, it targets the U.S. offshore energy strategy, which affects parts of the maritime industry.

European Union Regulations
In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The EU also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.
Greenhouse Gas Regulations
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. President announced that the U.S. is withdrawing from the Paris Agreement. The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap an initial IMO strategy for reduction of greenhouse gas emissions needs to be developed by MEPC 72, which will be held in April 2018.  The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.
The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships adopted by the MEPC as amendments to MARPOL Annex VI entered into force. Currently operating ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPs, and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships will be 25% more energy-efficient than those built in 2014. These requirements could cause us to incur additional compliance costs.
In April 2015, a regulation was adopted requiring large ships (over 5,000 gross tons) calling at EU ports from January 2018 to collect and publish data on carbon dioxide emissions and other information. The EU also recently proposed a plan where, if IMO discussions are not successful, emissions from ships will be included in its trading system by 2023.
In the U.S., the EPA issued a final finding that greenhouse gases threaten public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. However, in April 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions. The outcome of this order is not yet known.  Although the mobile source emission regulations do not apply to greenhouse gas emissions from vessels, the EPA or U.S. individual states could enact environmental regulations that would affect our operations. For example, California has introduced caps for greenhouse gas emissions and, at the end of 2016, signaled it may take additional action regarding climate change. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the E.U., the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases from marine vessels could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

Maritime Labor Convention
The ILO is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO adopted the MLC 2006, which entered into force on August 20, 2013. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance are required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. These documents will provide prima facie evidence that the vessels are in compliance with the requirements of the MLC 2006. The Maritime Labor Certificate and Declaration of Maritime Labor Compliance will be subject to inspection by port state control when vessels enter the ports of other countries that have ratified the MLC 2006. In addition, vessels flying the flag of countries that have not ratified the MLC 2006 are also subject to inspection with respect to working and living conditions for seafarers when those vessels enter in port of countries where the MLC 2006 is in force. Amendments to MLC 2006 were adopted in 2014 and 2016.
There are costs associated with complying with the MLC 2006, and the methods to be used by port state control to check and ensure compliance are currently unclear. Given the uncertain interpretation of the MLC 2006 and the local legislation enacting it in various countries, there are risks associated with ensuring proper compliance.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.
Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism.
To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:
•
onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel's hull;
•
a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

A ship operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port or refused entry at port.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.
Safety and security in shipping is furthermore regulated by IMO's International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or the STCW, which establishes minimum standards of competence for seafarers, for example, minimum mandatory training and certification requirements. The STCW had a transitional period which ended on January 1, 2017 and which mandated certain requirements for security training and certifications. Flag states that have ratified SOLAS and STCW generally employ the classification societies which have incorporated SOLAS and STCW requirements into their class rules to undertake surveys to confirm compliance.
We have implemented the various security measures addressed by these regulations, and our fleet is in compliance with the applicable security requirements.
Inspection by Classification Societies
Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in-class,'' signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned and will certify that such vessel complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member.
The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.
For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:
•
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and are to be carried out either at or between the second and third Annual Surveys after Special Periodical Survey No. 1 and subsequent Special Periodical Surveys. Those items which are additional to the requirements of the Annual Surveys may be surveyed either at or between the second and third Annual Surveys. After the completion of the No.3 Special Periodical Survey, the following Intermediate Surveys are of the same scope as the previous Special Periodical Survey.

•
Special Periodical Surveys (or Class Renewal Surveys). Class renewal surveys, also known as Special Periodical Surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, and should be completed within five years after the date of build or after the crediting date of the previous Special Periodical Survey. At the special survey, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than the minimum class requirements, the classification society would prescribe steel renewals. A Special Periodical Survey may be commenced at the fourth Annual Survey and be continued with completion by the fifth anniversary date. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.

As mentioned above, for vessels that are more than 15 years old, the Intermediate Survey may also have a considerable financial impact.
At an owner's application, the surveys required for class renewal (for tankers only the ones in relation to machinery and automation) may be split according to an agreed schedule to extend over the entire five-year period. This process is referred to as continuous survey system. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.
Most vessels are subject also to a minimum of two examinations of the outside of a vessel's bottom and related items during each five-year special survey period. Examinations of the outside of a vessel's bottom and related items are normally to be carried out with the vessel in dry-dock, but an alternative examination while the vessel is afloat by an approved underwater inspection may be considered. Such an examination is to be carried out in conjunction with the Special Periodical Survey and in this case the vessel must be in dry-dock. For vessels older than 15 years (after the 3rd Special Periodical Survey), the bottom survey must always be in the dry-dock. In all cases, the interval between any two such examinations is not to exceed 36 months.
In general during the above surveys, if any defects are found, the classification surveyor will require immediate repairs or issue a ''recommendation'' which must be rectified by the shipowner within prescribed time limits.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies, or IACS. All our vessels are certified as being "in-class" by American Bureau of Shipping, Lloyds Register or Bureau Veritas who are all members of IACS. All new and second-hand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
Marine and War Risks Insurance
We have in force marine hull and machinery and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular and general average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular and general average and actual or constructive total loss from acts of war and civil war, terrorism, piracy, confiscation, seizure, capture, vandalism, sabotage and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence, but excluding actual or constructive total loss.

Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our contractual and third-party liabilities in connection with our shipping activities in accordance with the Rules of the P&I Association. This covers third-party liability and other related expenses including but not limited to those resulting from injury or death of crew, passengers and other third-parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and mandatory wreck removal (not including towage costs, which is covered by marine or war risk insurance). Protection and indemnity insurance is a form of mutual indemnity insurance, extended by mutual protection and indemnity associations, or "clubs".
As a member of a P&I Club that is a member of the International Group of P&I Clubs, or the International Group, we carry protection and indemnity insurance coverage. The P&I Clubs that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities in excess of their own retention. Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Clubs. We are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The permits, licenses and certificates that are required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of the vessel. We have obtained all permits, licenses and certificates currently required to permit our vessels to operate.  Additional laws and regulations, environmental or otherwise, may be adopted, which could limit our ability to do business or increase the cost of us doing business.
Competition
We operate in markets that are highly competitive. We compete for charters on the basis of price, vessel location, size, age and condition of the product tankers as well as our reputation as an operator. We compete primarily with owners and operators of product tankers in the Handysize, MR, LR1 and LR2 fleets. We believe that the ownership of product tankers is fragmented and divided among major oil companies and independent product tanker owners. The fragmented competitive landscape can be illustrated by our market position. Although we have one of the largest owned fleets, according to industry sources, our owned fleet constitutes approximately 2% of the existing global product tanker fleet (in dwt terms).
C.          Organizational Structure
TORM plc (formerly Anchor Admiral Limited and TORM Limited) is a public limited company incorporated on October 12, 2015 under the laws of England and Wales under the name TORM Limited with company number 9818726. Anchor Admiral Limited was renamed TORM Limited on November 26, 2015 and TORM Limited was renamed TORM plc on January 20, 2016. Following the closing of the Exchange Offer (discussed herein) and the listing of TORM plc's Class A common shares on Nasdaq Copenhagen on April 19, 2016, TORM plc became the publicly listed parent company of TORM A/S, which is now our wholly-owned subsidiary. The Group is engaged in the business of owning and operating product tankers to transport refined petroleum products. We, TORM A/S and other subsidiaries, own each of the vessels in our product tanker fleet (including eight newbuildings and other than five vessels that we charter in) and expect to own each additional vessel that we acquire in the future, through separate wholly-owned subsidiaries. The management of our fleet, including vessels that we charter in, is performed by our wholly-owned subsidiaries. We have offices in the United Kingdom, Denmark, Mumbai (India), New Delhi (India), Manila (the Philippines), Cebu (the Philippines), Singapore (Singapore) and Houston (Texas, USA).
A list of our significant subsidiaries is filed herewith as Exhibit 8.1.

D.          Property, Plants and Equipment
We own no properties other than our vessels. We lease office space in various jurisdictions and had the following material leases in place as of December 31, 2017:
•	London, United Kingdom, located at Birchin Court 20, Birchin Lane, EC3V 9DU with 1 employee at this location;
•	Hellerup, Denmark, located at Tuborg Havnevej 18, with approximately 126 employees at this location;
•	Singapore, Singapore, located at 6 Battery Road #27-02, with approximately 14 employees at this location;
•	Houston, Texas, USA, located at Suite 710, 2500 City West Boulevard, with approximately 5 employees at this location;
•	Manila, the Philippines, located at 7th Floor Salcedo Towers, 169 HV dela Costa Street, with approximately 35 employees at this location;
•	Cebu, the Philippines, located at 5th Floor Park Centrale Bld, Jose Maria del Mar St., Corner Abad St., with 2 employees at this location;
•	Mumbai, India, located at 2nd Floor, Leela Business Park, Andheri-Kurla Road, with approximately 109 employees at this location; and
•	New Delhi, India, located at 5th Floor, Caddle Commercial Tower, Aerocity, with 1 employee at this location.
Patents, Licenses and Trademarks
We have no material patents and do not use any licenses other than ordinary information technology licenses.
We have trademark registered the rights to our Company's name (TORM) and logo (the TORM flag) in all relevant jurisdictions including Denmark, the European Union, Bahrain, Brazil, Singapore, the United Arab Emirates and the United States.
We have registered our primary domains: www.torm.com, www.torm.dk and www.torm.eu.
ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
 The following presentation of management's discussion and analysis of results of operations and financial condition should be read in conjunction with our audited consolidated financial statements and related notes. You should also carefully read the following discussion with the sections of this annual report entitled Cautionary Statement Regarding Forward-Looking Statements," "Explanatory Note and Presentation of Our Financial and Operating Data," Item 3. "Key Information—D. Risk Factors", Item 4. "Information on the Company—B. Business Overview." This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those set forth in Item 3. "Key Information—D. Risk Factors" and elsewhere in this annual report.
The audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 have been prepared in accordance with IFRS as issued by the IASB. The financial statements are presented in U.S. Dollar millions unless otherwise indicated.
Non-IFRS measures
Certain non-IFRS measures included in our financial and operating data have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include Time Charter Equivalent or TCE earnings, adjusted gross profit (net earnings from shipping), Adjusted EBITDA (earnings before financial income and expense, depreciation and amortization, taxes, and impairments) and, loan-to-value ratio, net interest-bearing debt. The computation of Adjusted EBITDA includes an Adjustment for financial income and expenses which we deem to be equivalent to "interest" for purposes of presenting adjusted EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges and financial income consists of interest income and gains on foreign exchange transactions. The term Adjusted EBITDA as used in this annual report has the same meaning and corresponds to all references to the term EBITDA as used in our Annual Report 2017.
There are a number of non-IFRS measures included in the Annual Report 2017 on pages 145-148. Only those non-IFRS measures listed herein are considered to form part of the annual report on Form 20-F.

Management believes that these non-IFRS measures are both useful and necessary to present in our financial and operating data because they are used by management for internal performance analysis, the presentation of these measures facilitates an element of comparability with other companies, although management's measures may not be calculated in the same way as similarly titled measures reported by other companies, and because these measures are useful in connection with discussions with the investment community.
	Year ended December 31,
	2017	2016	2015
Non-IFRS Financial Measures
(USD million)
Time charter equivalent (TCE) earnings	397.1	458.2	370.8
Adjusted gross profit (Net earnings from shipping activities)	200.2	241.5	235.9
Adjusted EBITDA	157.6	200.0	210.3
Net interest-bearing debt	619.7	609.2	612.5
Loan-to-value (LTV)	55.8%	52.4%	42.9%

Time Charter Equivalent (TCE) earnings. We define TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions and freight and bunker derivatives. We report TCE earnings, a non-IFRS measure, because we believe it provides additional meaningful information to investors in conjunction with revenue, the most directly comparable IFRS measure, given it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from revenue to TCE earnings.
	Year ended December 31,
	2017	2016	2015
Reconciliation to revenue
(USD million)
Revenue	657.0	680.1	540.4
Port expenses, bunkers and commissions	(259.9)	(221.9)	(169.6)
Time charter equivalent (TCE) earnings	397.1	458.2	370.8

Adjusted gross profit (Net earnings from shipping activities). We define adjusted gross profit (net earnings from shipping activities) as operating profit/(loss) before depreciation, impairment losses on tangible and intangible assets, share of profit from joint ventures, other operating expenses, administrative expenses and profit from sale of vessels. We report adjusted gross profit (net earnings from shipping activities), a non-IFRS measure, because we believe it provides, additional meaningful information to investors to assess our operating performance from our shipping activities. Adjusted gross profit (net earnings from shipping activities) is also provided as an operating performance measure in the internal management reporting.
	Year ended December 31,
	2017	2016	2015
Reconciliation to operating profit/(loss)
(USD million)
Operating profit/(loss)	39.5	(107.2)	143.0
Depreciation	114.5	122.2	67.3
Impairment losses on tangible and intangible assets	3.6	185.0	-
Share of profit from joint ventures	0.0	(0.2)	-
Other operating expenses	0.4	0.3	6.53
Administrative expenses	45.0	41.4	19.5
Profit from sale of vessels	(2.8)	-	-

Adjusted gross profit (net earnings from shipping activities)	200.2	241.5	235.0

Adjusted EBITDA. We define Adjusted EBITDA as net profit/(loss) for the period before tax expense, financial income, financial expenses, depreciation and impairment losses on tangible and intangible assets. The computation of Adjusted EBITDA refers to financial income and expenses which we deem to be equivalent to "interest" for purposes of presenting Adjusted EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our operating performance as well as our compliance with the financial covenants and restrictions contained in our financing agreements. We believe that Adjusted EBITDA assists our management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. We believe that including Adjusted EBITDA as an operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing operational strength in assessing whether to continue to hold common units.
Adjusted EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net profit/(loss), the most directly comparable IFRS financial measure, for the periods presented:
	Year ended December 31,
	2017	2016	2015
Reconciliation to net profit/(loss)
(USD million)
Net profit/(loss) for the year	2.4	(142.5)	126.0
Tax expense	0.8	0.8	1.0
Financial expenses	40.6	37.3	16.9
Financial income	(4.3)	(2.8)	(0.9)
Depreciation	114.5	122.2	67.3
Impairment losses on tangible and intangible assets	3.6	185.0	-
Adjusted EBITDA	157.6	200.0	210.3

Net interest-bearing debt. Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), finance lease liabilities (current and non-current), amortized bank fees, less cash and cash equivalents. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such we believe that net interest-bearing debt is a relevant measure which management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:
	Year ended December 31,
	2017	2016	2015
Net interest-bearing debt
(USD million)
Mortgage debt and bank loans (current and non-current)	720.9	669.6	766.2
Finance lease liabilities (current and non-current)	28.2	13.6	13.5
Amortized bank fees	4.8	2.0	1.0
Cash and cash equivalents	(134.2)	(76.0)	(168.3)
Net interest-bearing debt	619.7	609.2	612.4

Loan-to-value (LTV) Ratio. Loan-to-value (LTV) ratio is defined as vessel values divided by net borrowings of the vessels. LTV describes the net debt ratio of our vessels, and is used by us to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.
	Year ended December 31,
	2017	2016	2015
Loan-to-value (LTV)
(USD million)
Vessel values, including newbuildings (broker values)	1,661.1	1,445.8	1,951.0
Total (value)	1,661.1	1,445.8	1,951.0
Outstanding debt	753.9	685.2	780.8
Committed CAPEX on newbuildings	306.9	148.8	223.9
Cash and cash equivalents	(134.2)	(76.0)	(168.3)
Total (loan)	926.6	758.0	836.4
Loan-to-value (LTV) ratio	55.8%	52.4%	42.9%

A.          Operating Results
Primary Factors Affecting Results of Operations
Reference is made to "Primary Factors Affecting Results of Operations" on page 47-48of our Annual Report 2017.
Other Important Financial and Operational Terms and Concepts of TORM plc
The Company uses a variety of other financial and operational terms and concepts. These include the following:
•
Voyage expenses. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port expenses, cargo loading and unloading expenses, canal tolls and agency fees. These expenses are subtracted from shipping revenues to calculate Time Charter Equivalent Rates.

•
Vessel operating costs. Vessel operating costs include crewing, repairs and maintenance (excluding capitalized dry-docking), insurance, consumable stores, lube oils, communication expenses and technical management fees. The largest components of our vessel operating costs are generally crewing and repairs & maintenance. Expenses for repairs & maintenance tend to fluctuate from period to period because most repairs & maintenance typically occur during periodic dry-dockings. We expect these expenses to increase as our fleet matures and to the extent that it expands.

•
Charter hire. Charter hire consists of (i) money paid to the vessel owner by a charterer for the use of a vessel under a time charter or bareboat charter and (ii) amortization of the fair value of time charter contracts acquired. Such payments to vessel owners are usually made during the course of the charter every 30 days in advance or in arrears by multiplying the daily charter rate by the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365-day calendar year basis.

•
Dry-docking. We must periodically dry-dock each of our vessels for inspection and any modifications to comply with industry certification or regulatory requirements. Generally, each vessel is dry-docked every 30-60 months.

•
Depreciation. Depreciation expenses typically consist of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value and any impairment losses recognized) over the estimated useful lives of the vessels and charges related to the depreciation of upgrades to vessels which are depreciated over the shorter of the vessel's remaining useful life or the life of the renewal or upgrade. Dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking.

Factors You Should Consider When Evaluating the Results of TORM plc
The Company faces a number of risks associated with our industry and must overcome a variety of challenges to utilize our competitive strengths in order to profitably implement our business strategy. These risks include, among others: the highly cyclical tanker industry, dependence on spot market voyage charters, fluctuating charter values, increase in fuel prices, changing economic, political and governmental conditions affecting our industry and business, international sanctions, embargoes, import and export restrictions, nationalizations and wars, material changes in applicable laws and regulations, full performance by counterparties, particularly charterers, maintaining customer relationships, delay in deliveries or non-deliveries from shipyards, piracy attacks, maintaining sufficient liquidity, financing availability and terms and management turnover. See Item 3. "Key Information—A. Risk Factors".
Results of Operations of TORM plc
We operate within one segment, the product tanker segment, and thus the analysis has not been broken out into segments. During 2015, TORM operated two segments, product tanker and bulk, but wound down its bulk activities during that year as the two bulk vessels were sold.
The financial highlights for TORM plc for the years ended December 31, 2017, 2016 and 2015 in this section have been extracted or derived from TORM plc's audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015. As such the information below should be read in conjunction with TORM plc's audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015, in addition to the section of this annual report entitled "Explanatory Note and Presentation of Our Financial and Operating Data". Some of the information contained in this section, including information about TORM plc's plans and strategies for our business and our expected sources of financing, contains forward-looking statements that involve risks and uncertainties. Potential investors should read the section "Risk factors" for information on certain factors that may have a material adverse effect on TORM plc's future performance, results of operations, cash flows and financial position.
TORM plc operates in a global industry where, among other things, freight rates are denominated and settled in United States dollars, and a majority of the cost base of TORM plc is denominated and settled in United States dollars. Consequently, TORM plc's financial reporting is in United States dollars.
Financial highlights for TORM plc
Reference is made to "Key Figures" on page 6 and "Highlights" on page 8-10 of our Annual Report 2017.
Consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015
Income statement
The table below presents financial information derived from TORM plc's income statement for the years ended December 31, 2017, 2016 and 2015, which reflects a continuation of the historical financial information of Njord.

Income statement for TORM plc for the years ended December 31, 2017, 2016 and 2015
	Year ended December 31,
	2017	2016	2015
(USD million)
Revenue	657.0	680.1	540.4
Port expenses, bunkers and commissions	(259.9)	(221.9)	(169.6)
TCE earnings	397.1	458.2	370.8
Adjusted gross profit (net earnings from shipping activities)	200.2	241.5	235.9
Adjusted EBITDA	157.6	200.0	210.3
Operating profit/(loss)	39.5	(107.2)	143.0
Profit/(loss) before tax	3.2	(141.7)	127.0
Net profit/(loss) for the year	2.4	(142.5)	126.0

Total revenue for the year ended December 31, 2017 was $657 million, which represents a decrease of $23 million compared to the year ended December 31, 2016. This decrease in revenue is primarily due to a decrease in the number of available earning days, as well as a decrease in freight rates.
Total port expenses, bunkers and commissions for the year ended December 31, 2017 were $260 million, which represents an increase of $38 million compared to the year ended December 31, 2016. Bunkers amounted to 55%, port expenses to 37%, commissions and other voyage expenses to 8% respectively of the total port expenses, bunkers and commissions for the year ended December 31, 2017. Bunkers amounted to 50%, port expenses to 40%, commissions and other voyage expenses to 10% of the total port expenses, bunkers and commissions for the year ended December 31, 2016. The increase in port expenses, bunkers and commissions was primarily due to a 31% increase in bunker expenses as a result of the increased bunker prices during the year.
TCE earnings for the year ended December 31, 2017 were $397 million corresponding to a decrease of $61 million compared to the year ended December 31, 2016. The decrease in TCE earnings was primarily due to a decrease in freight rates equating to a decrease in earnings of $41 million. This was mainly due to lower freight rates for the year ended December 31, 2017, compared with the year ended December 31, 2016.
Adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA were $200 million and $158 million, respectively, for the year ended December 31, 2017 compared to an adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA of $242 million and $200 million, respectively, for the year ended December 31, 2016. The decrease was mainly driven by the decrease in available earning days combined with lower freight rates for the year ended December 31, 2017 compared to the year ended December 31, 2016.
Operating profit was $40 million for the year ended December 31, 2017 compared to an operating loss of $107 million for the year ended December 31, 2016. The increase in operating profit was primarily due to an impairment charge of $185 million in the year ended December 31, 2016.
TORM plc reported a net profit for the year ended December 31, 2017 of $2 million, compared to a net loss of $143 million for the year ended December 31, 2016, an increase of $145 million.
Total revenue for the year ended December 31, 2016 was $680 million, which represents an increase of $140 million compared to the year ended December 31, 2015. This increase in revenue is primarily due to an increase in the number of available earning days resulting from the full year effect due to the acquisition of the fleet from Former TORM A/S resulting from the Combination.
Total port expenses, bunkers and commissions for the year ended December 31, 2016 were $222 million, which represents an increase of $52 million compared to the year ended December 31, 2015. Bunkers amounted to 50%, port expenses to 40%, commissions and other voyage expenses to 10% respectively of the total port expenses, bunkers and commissions for the year ended December 31, 2016. Bunkers amounted to 56%, port expenses to 30%, commissions and other voyage expenses to 14% of the total port expenses, bunkers and commissions for the year ended December 31, 2015. The increase in port expenses, bunkers and commissions was primarily due to a 77% increase in bunker expenses as a result of the increased number of available earning days resulting from the acquisition of the fleet from Former TORM A/S partly offset by the decline in bunker prices during the year.
TCE earnings for the year ended December 31, 2016 were $458 million corresponding to an increase of $87 million compared to the year ended December 31, 2015. The increase in TCE earnings was primarily due to an increase in the number of available earning days equating to an increase in earnings of $261 million. This was a result of an increased fleet size due to the acquisition of the fleet from Former TORM A/S. This was partly offset by lower rates, corresponding to a decrease in earnings of $174 million.

Adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA were $242 million and $200 million, respectively, for the year ended December 31, 2016 compared to an adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA of $236 million and $210 million, respectively, for the year ended December 31, 2015. The increase was mainly driven by the increase in available earning days partly offset by lower freight rates for the year ended December 31, 2016 compared to the year ended December 31, 2015.
Operating loss was $107 million for the year ended December 31, 2016 compared to an operating profit of $143 million for the year ended December 31, 2015. The decrease in operating profit was primarily due to an impairment charge of $185 million and increased depreciation and financial expenses due to the full-year impact of the acquisition of the fleet from Former TORM A/S for the year ended December 31, 2016 compared to the year ended December 31, 2015. See Note 8 to the audited consolidated financial statements of TORM plc.
TORM plc reported a net loss for the year ended December 31, 2016 of $143 million, compared to a net profit of $126 million for the year ended December 31, 2015, a decrease of $269 million.
Revenue and port expenses, bunkers and commission (TCE earnings)
TCE earnings for TORM plc for the years ended December 31, 2017 and 2016
	LR2	LR1	MR	Handy	Not Allocated	Total
Year-end 2016
Available TCE earning days	3,490	2,557	18,659	3,850	-	28,556
TCE earnings per earning day, USD	21,106	18,800	15,462	12,490	-	16,049
TCE earnings, USD million	73.6	48.0	288.4	48.0	0.3	458.3

Year-end 2017
Available TCE earning days	3,419	2,483	17,995	3,263	-	27,160
Change	(2%)	(3%)	(4%)	(15%)	-	(5%)
TCE earnings per earning day, USD	16,304	13,771	14,850	12,239	-	14,621
Change	(23%)	(27%)	(4%)	(2%)	-	(9%)

Effect on TCE earnings from change in the available TCE earning days, USD million	(1.5)	(1.4)	(10.3)	(7.3)	-	(20.5)
Effect on TCE earnings from change in TCE earnings per earning day, USD million	(16.4)	(12.5)	(11.0)	(0.8)	-	(40.7)
Effect on TCE earnings from other	0.1	0.1	0.1	-	-0.3	-
TCE earnings, USD million	55.8	34.2	267.2	39.9	-	397.1

Despite a healthy consumer-driven demand for refined oil products, the record high clean petroleum product inventory levels globally that were built up during 2015 and the first part of 2016 had a negative impact on the product tanker market in 2017.
During the majority of 2017, the general product tanker freight market was challenged, as local production and stocks could satisfy demand for clean petroleum products in most of the world. Global clean petroleum product stocks decreased by a volume equivalent to a loss of potential trade of 5%. Despite the overall inventory drawdown trend, every quarter had its own regional spike in freight rates showing that the market for product tankers improved instantly when inventory levels retracted locally.

During the first half of 2017, product tanker freight rates remained at weak levels, similar to the fourth quarter of 2016. The exception was two freight rate spikes in March and June, primarily driven by increased demand for clean petroleum products in the western markets.
The second half of 2017 started out soft until late August where freight rates for transatlantic MR cargos spiked sharply following Hurricane Harvey's arrival on the U.S. Gulf Coast. However, the spike proved temporary and lasted approximately one week.
More importantly, the transatlantic spike was followed by a significant increase in transpacific voyages. The strengthening in the transpacific market proved more robust than the initial transatlantic spike and carried a positive momentum into the fourth quarter.
Despite positive demand for LR vessels, the overall freight market for larger vessels in the second half of 2017 was negatively impacted by an increased supply of product tanker and crude tanker newbuildings.
For the LR2 fleet, the number of available earning days decreased by 2% from the year ended December 31, 2016 and ended at 3,419 earning days for the year ended December 31, 2017. The average LR2 freight rates for the year ended December 31, 2017 were $16,304 per day resulting in earnings of $56 million.
For the LR1 fleet, the number of available earning days decreased by 3% from the year ended December 31, 2016 and ended at 2,483 earning days for the year ended December 31, 2017. The average LR1 freight rates for the year ended December 31, 2017 were $13,771 per day resulting in earnings of $34 million.
TORM plc sold 3 Handysize vessels during 2017. Accordingly, the number of available earning days for the Handysize fleet decreased 15% from the year ended December 31, 2016 to the year ended December 31, 2017, resulting in an increase in earnings to a total of $40 million.
TCE earnings for TORM plc for the years ended December 31, 2016 and 2015
	LR2	LR1	MR	Handy	Bulk	Not Allocated	Total
Year-end 2015
Available TCE earning days	2,207	1,134	11,562	1,775	298	-	16,974
TCE earnings per earning day, USD	28,674	24,646	20,938	20,287	4,306	-	21,844
TCE earnings, USD million	63.3	27.9	242.1	36.0	1.3	0.2	370.8

Year-end 2016
Available TCE earning days	3,490	2,557	18,659	3,850	-	-	28,556
Change	58%	126%	61%	117%	(100%)	-	68%
TCE earnings per earning day, USD	21,106	18,800	15,462	12,490	-	-	16,049
Change	(26%)	(24%)	(26%)	(38%)	(100%)	-	(27%)

Effect on TCE earnings from change in the available TCE earning days, USD million	36.7	35.0	148.5	42.0	(1.3)	-	261.0
Effect on TCE earnings from change in TCE earnings per earning day, USD million	(26.4)	(14.9)	(102.2)	(30.0)	-	0.0	(173.4)
TCE earnings, USD million	73.6	48.0	288.4	48.0	-	0.2	458.2

In the first half of 2015, product tanker freight rates were driven by increasing refinery margins, strong growth in U.S. demand for gasoline, long-haul movement of naphtha from Europe to the Far East and newly added Middle East refinery capacity. Refinery margins and freight rates peaked during the third quarter, while freight rates softened during the fourth quarter though remained at strong levels. For the full year 2015, TORM achieved TCE rates of $21,844 per day.
Product tanker freight rates were at healthy levels at the beginning of 2016 but softened during the year, as high product inventory levels globally and lack of long-haul movements of naphtha from the Atlantic Basin to the Far East contained the demand for product tankers. For the full year 2016, TORM achieved TCE rates of $16,049 per day.
For the LR2 fleet, the number of available earning days increased by 58% from the year ended December 31, 2015 and ended at 3,490 earning days for the year ended December 31, 2016. This was due to TORM plc acquiring six LR2 vessels from Former TORM A/S, together with two LR2 vessels on bareboat charter. The average LR2 freight rates for the year ended December 31, 2016 were $21,106 per day resulting in earnings of $74 million.
For the LR1 fleet, the number of available earning days increased by 126% from the year ended December 31, 2015 and ended at 2,557 earning days for the year ended December 31, 2016. This was due to TORM plc acquiring six LR1 vessels from Former TORM A/S. The average LR1 freight rates for the year ended December 31, 2016 were $18,800 per day resulting in earnings of $48 million.
TORM plc acquired 20 MR vessels on July 13, 2015 from Former TORM A/S and further took delivery of three vessels and acquired three second-hand vessels during the period from October to December 2015. Accordingly, the number of available earning days for the MR fleet increased by 7,097 days or 61% from the year ended December 31, 2015 to the year ended December 31, 2016, resulting in an increase in earnings to a total of $288 million.
TORM plc acquired 11 Handysize vessels on July 13, 2015 from Former TORM A/S. Accordingly, the number of available earning days for the Handysize fleet increased by 2,075 days or 117% from the year ended December 31, 2015 to the year ended December 31, 2016, resulting in an increase in earnings to a total of $48 million.
TORM plc acquired two bulk vessels on July 13, 2015 from Former TORM A/S. The vessels were subsequently sold in 2015, hence there was no bulk fleet for the year ended December 31, 2016.
Adjusted gross profit (net earnings from shipping activities)
	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
(USD million)
TCE earnings	397.1	458.2	370.8
Charter hire	(8.5)	(21.5)	(12,0)
Operating expenses	(188.4)	(195.2)	(122,9)
Adjusted gross profit (net earnings from shipping activities)	200.2	241.5	235.9

TORM plc's adjusted gross profit (net earnings from shipping activities) for the year ended December 31, 2017 was $200 million compared to $242 million for the year ended December 31, 2016, corresponding to a decrease of $42 million.
Total costs related to charter hire decreased by $13 million for the year ended December 31, 2017 compared to the year ended December 31, 2016, mainly due to a redelivery of two vessels in the beginning of 2017.
In 2017, total operating expenses for vessels decreased by $20 million to $197 million, primarily due to an decrease in the number of operating days of 5%. Average operating expenses per day ended at $6,673 for the year ended December 31, 2017 compared to $6,772 for the year ended December 31, 2016, reflecting a decrease of 1%.
TORM plc's adjusted gross profit (net earnings from shipping activities) for the year ended December 31, 2016 was $242 million compared to $236 million for the year ended December 31, 2015, corresponding to an increase of $6 million.
Total costs related to charter hire increased by $10 million for the year ended December 31, 2016 compared to the year ended December 31, 2015, due to the full-year effect of the acquisition of vessels on time charter from Former TORM A/S in 2015. There were no vessels on time charter in 2014.
In 2016, total operating expenses for vessels increased by $82 million to $217 million, primarily due to an increase in the number of operating days of 66% as a result of the increase in the fleet size. Average operating expenses per day ended at $6,772 for the year ended December 31, 2016 compared to $7,070 for the year ended December 31, 2015, reflecting a decrease of 4%, primarily due to certain costs related to change of ownership (change of crew and flag), incidents and overhauls.
Adjusted EBITDA
	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
(USD million)
Adjusted gross profit (net earnings from shipping activities)	200.2	241.5	235.9
Administrative expenses	(45.0)	(41.4)	(19.5)
Other operating expenses	(0.4)	(0.3)	(6.3)
Profit from sale of vessels	2.8	-	-
Share of profit from joint ventures	0.0	0.2	0.2
Adjusted EBITDA	157.6	200.0	210.3

TORM plc's Adjusted EBITDA for the year ended December 31, 2017 was $158 million compared to $200 million for the year ended December 31, 2016, corresponding to a decrease of $42 million.
Total administrative expenses and other operating expenses increased from $42 million for the year ended  December 31, 2016 to $45 million for the year ended December 31, 2017 because of a higher number of FTEs.
TORM plc's Adjusted EBITDA for the year ended December 31, 2016 was $200 million compared to $210 million for the year ended December 31, 2015, corresponding to a decrease of $10 million.
Total administrative expenses and other operating expenses increased from $26 million for the year ended December 31, 2015 to $42 million for the year ended December 31, 2016 because of the full year effect of the fleet expansion and the acquisition of Former TORM A/S in 2015.

Operating profit/(loss)
	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
(USD million)
Adjusted EBITDA	157.6	200.0	210.3
Impairment charges	(3.6)	(185.0)	-
Depreciation	(114.5)	(122.2)	(67.3)
Operating profit/(loss)	39.5	(107.2)	143.0

TORM plc's operating profit for the year ended December 31, 2017 was $40 million compared to an operating loss of $107 million for the year ended December 31, 2016, corresponding to an increase of $147 million.
The impairment charge amounted to $4 million for the year ended December 31, 2017, and was related to impairments regarding vessels sold during the year. In comparison the impairments amounted to $185 million for the year ended December 31, 2016 due to an impairment of the tanker segment and related goodwill in the fourth quarter of 2016. See Note 8 and Note 23 to the audited consolidated financial statements of TORM plc.
Depreciation amounted to $115 million for the year ended December 31, 2017 compared to $122 million for the year ended December 31, 2016 driven by a slightly smaller fleet on average for the year ended December 31, 2017, compared with the year ended December 31, 2016.
TORM plc's operating loss for the year ended December 31, 2016 was $107 million compared to an operating profit of $143 million for the year ended December 31, 2015, corresponding to a decrease of $250 million.
The impairment charge amounted to $185 million for the year ended December 31, 2016 compared to $0 million for the year ended December 31, 2015 due to an impairment of the tanker segment and related goodwill in the fourth quarter of 2016. See Note 8 to the audited consolidated financial statements of TORM plc.
Depreciation amounted to $122 million for the year ended December 31, 2016 compared to $67 million for the year ended December 31, 2015 driven by the full-year impact of the increase in fleet size from the acquisition of vessels from Former TORM A/S on July 13, 2015.
Profit/(loss) before tax
	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
(USD million)
Operating profit/(loss)	39.5	(107.2)	143.0
Financial income	4.3	2.8	0.9
Financial expenses	(40.6)	(37.3)	(16.9)
Profit/(loss) before tax	3.2	(141.7)	127.0

TORM plc's profit before tax for the year ended December 31, 2017 was $3 million compared to a loss of $142 million for the year ended December 31, 2016, corresponding to an increase of $145 million.
Financial expenses for the year ended December 31, 2017 increased to $41 million from $37 million for the year ended December 31, 2016. This was mainly due to the new loan agreements entered into during the year. Financial income for the year ended December 31, 2017 increased to $4 million from $3 million for the year ended December 31, 2016.
TORM plc's loss before tax for the year ended December 31, 2016 was $143 million compared to a profit of $127 million for the year ended December 31, 2015, corresponding to a decrease of $269 million.
Financial expenses for the year ended December 31, 2016 increased to $37 million from $17 million for the year ended December 31, 2015. This was due to the acquisition of vessels on July 13, 2015 from Former TORM A/S at which point TORM plc obtained bank financing that subsequently generated financial expenses. Financial income for the year ended December 31, 2016 increased to $3 million from $1 million for the year ended December 31, 2015.
Balance sheet
Total assets as of December 31,2017 were $1,647 million, corresponding to an increase of $76 million compared to December 31, 2016.
The increase in total assets from December 31, 2016 to December 31, 2017 was primarily driven by an increase in cash and cash equivalents of $58 million, and an increase in prepayments on vessels of $44 million.
The carrying value of vessels, newbuildings, capitalized dry-docking and prepayments on vessels as of December 31, 2017 amounted to $1,383 million compared to $1,388 million as of December 31, 2016. In total, the investments for 2017 amounted to $148 million compared to $117 million for 2016. Depreciation on the fleet amounted to $114 million for 2017 compared to $120 million for 2016. No impairment charges were recognized in 2017.
Total equity as of December 31, 2017 was $791 million, corresponding to an increase of $10 million compared to December 31, 2016. The increase in equity was mainly due to the net profit from 2017, and changes in fair values of hedges used as hedge accounting.
TORM plc's liabilities increased by $65 million from $791 million as of December 31, 2016 to $856 million as at December 31, 2017. The increase in liabilities was mainly attributable to new mortgage debt and bank loan facilities, primarily in connection with obtaining the new Term Facility 2 (defined below).
Total assets as of December 31, 2016 were $1,571 million, corresponding to a decrease of $296 million compared to December 31, 2015.
The decrease in total assets from December 31, 2015 to December 31, 2016 was primarily due to a combination of a decrease in the carrying amount of vessels and capitalized dry-docking amounting to a total of $148 million, a decrease in prepayments on vessels of $29 million and a decrease in current assets of $107 million.
The carrying value of vessels, newbuildings, capitalized dry-docking and prepayments on vessels as of December 31, 2016 amounted to $1,388 million compared to $1,565 million as of December 31, 2015. In total, the investments for 2016 amounted to $119 million compared to $1,115 million for 2015 including $860 million from the additions from the Combination. Depreciation on the fleet amounted to $120 million for 2016 compared to $67 million for 2015. As noted above, impairment charge on the fleet amounted to $174 million for 2016 while the impairment charge on goodwill amounted to $11 million. No impairment charges were recognized in 2015.
Total equity as of December 31, 2016 was $781 million, corresponding to a decrease of $195 million compared to December 31, 2015. The decrease in equity was mainly due to a dividend of $25 million, the acquisition of the outstanding shares of $19 million from the squeeze-out of minority shareholders in former TORM and the loss in 2016 of $143 million.

TORM plc's liabilities decreased by $101 million from $891 million as of December 31, 2015 to $791 million as at December 31, 2016. The decrease in liabilities was mainly attributable to repayment of mortgage debt and bank loans, primarily in connection with obtaining the new Term Facility 1 (defined below).
Critical Accounting Estimates and Judgments of TORM plc
The preparation of financial statements in conformity with IFRS requires estimates and assumptions that influence the value of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the value of revenue and expenses during the reporting period. These estimates and assumptions are affected by the accounting policies applied. An accounting estimate is considered critical if the estimate requires the executive management's position on matters that are subject to significant uncertainty, if different estimates could reasonably have been applied or if changes in the estimate that would have a material impact on the financial position or results of operations are reasonably likely to occur from financial period to financial period. Our management believed that the accounting estimates employed for the historical financial statements for TORM plc were appropriate and the resulting balance sheet items were reasonable. However, future results of TORM plc could differ from original estimates requiring adjustments to balance sheet items in future periods.
Our management believes that the most significant accounting estimates and judgments relate to the assessment of whether vessels are impaired. Management changed their method of estimating one of the key assumptions utilized in the impairment assessment during the year ended December 31, 2017.
Reference is made to "Financial Review 2017—Assessment of Impairment of Assets", Note 1—"Critical Accounting Estimates and Judgements" and Note 8—"Impairment Testing" in the 2017 Annual Report.
Implications of Being an Emerging Growth Company
We had less than $1 billion in revenue during our last fiscal year, which means that we are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced public company reporting requirements that are otherwise applicable generally to public companies. These provisions include:
•
exemption from the auditor attestation requirement of management's assessment of the effectiveness of the emerging growth company's internal controls over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; and

•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1 billion in "total annual gross revenues" during our most recently completed fiscal year, if we become a "large accelerated filer" with a public float of more than $700 million, or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to accounting principles generally accepted in the United States while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our consolidated financial statements may not be comparable to other companies that comply with all public company accounting standards. See Item 3. "Key Information—D. Risk Factors— We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common shares less attractive to investors."
B.          Liquidity and Capital Resources
Overview
Our primary application of cash relates to operating expenses, financial expenses (interest payment and debt repayment), and capital expenditures, primarily investments in ships. Payment of amounts outstanding under our Financing Agreements (more fully discussed below) along with payment of charter hire for chartered-in vessels and all other commitments that we have entered into are made from the cash available to us. Our primary sources of cash are cash flows from operations, our Financing Agreements (more fully discussed below) and new debt or equity financings and sales of vessels.
As of December 31, 2017, the Group had available liquidity in the form of cash and cash equivalents of $134 million and the undrawn Working Capital Facility of $75 million (discussed below). All of our credit facilities carry variable interest rates. The credit facilities are dedicated to the ongoing financing of the operation of existing vessels. The Company uses interest rate swaps to hedge parts of the variable interest rate risk associated with the credit facilities. As of December 31, 2017, we had hedged the interest rate on approximately 50% of our outstanding interest-bearing debt at an interest rate of 1.69%.
As of December 31, 2017, we had no short-term loans other than any short-term part of the facilities included in the table entitled below. See "—Our Financing Agreements" for a description of the repayment schedule. As part of our day-to-day operations, we have accounts payables.
We plan to fund our operations as well as aggregate capital expenditures of $307 million, as of December 31, 2017, which are related to our obligations under the newbuilding contracts for the construction of product tanker newbuildings from internally generated cash flow and our borrowing under our financings agreements.
We are of the opinion that our working capital is adequate to meet our present requirements for the next twelve months following the date of this annual report.

The table below gives an overview of our long-term bank loans and finance leases.
Financing Agreements, including long-term and short-term mortgage debt, bank loans and finance leases as of December 31, 2017 of TORM plc.
Facility(1)	Lenders	Maturity	Total Outstanding Debt as of December 31, 2017 (USD millions)	Undrawn Amount as of December 31, 2017 (USD millions)
Term Facility 1	Danske Bank 36.5% HSH Nordbank 33.1% SEB 13.9% DBS 9.7% HSBC 6.8%	July 13, 2021	400.8	N/A
Working Capital Facility	Danske Bank 46.2% HSH Nordbank 24.3% SEB 13.3% DBS 11.1% HSBC 5.1%	July 13, 2021	0.0	75.0
CEXIM Facility	CEXIM	November 30, 2030	0.0	115.2
Term Facility 2	Danske Bank 25.0% ABN Amro 25.0% ING 25.0% DVB 25.0%	March 31, 2022	115.0	N/A
DSF Facility	DSF	December 12, 2022	157.5	80.6
ING Facility	ING	September 8, 2024	45.8	N/A
Total debt under the Debt Agreements			719.1	270.8

Finance lease - TORM Helene	Flora Co., Ltd.	March 22, 2022	7.8	N/A
Finance lease - TORM Mary	Grange Co., Ltd.	March 22, 2022	10.1	N/A
Finance lease - TORM Vita	Jellicoe Co., Ltd.	April 26, 2022	10.2	N/A
Total debt under the Debt Agreements and finance leases			747.2	270.8

(1) Subsequent to December 31, 2017, we entered into a binding commitment with ABN Amro for borrowings of up to $50 million which expect to use to partially finance the purchase price of the LR1 Product Tanker Newbuildings. This amount is not reflected in this table.
Our Financing Agreements
The DSF Facility
In April 2014, certain of TORM plc's vessel-owning subsidiaries, as borrowers, entered into a $150 million secured credit facility, or the DSF Facility, with Danish Ship Finance A/S, or DSF, to partially finance the purchase price of 13 of the Njord Acquisition Vessels, or the DSF Vessels (Tranche 1). The DSF Facility was amended and restated in September 2015 to increase the aggregate loan amount available to the borrower of $196 million in order to finance three of the OCM Newbuildings (Tranche 2) and again in November 2016 to increase the aggregate loan amount to $207 million to partially finance two of our MR tankers, TORM Loke and TORM Troilus (Tranche 3). On September 20, 2017, we amended and restated the DSF Facility for additional borrowings of up to $81 million to partially finance the aggregate purchase of the GSI MR Resale Newbuildings (Tranche 4), which will serve as additional collateral vessels under the facility agreement, as amended and restated.
On November 1, 2017, we received a commitment from DSF to, among other things, extend the maturity of Tranche 1 from June 2019 to December 2021 and to amend the repayment profile in respect of Tranche 1, as extended. The extension is subject to our entry into definitive documentation with DSF.
Interest under the DSF Facility is payable quarterly or semi-annually in arrears at the aggregate of the applicable margin (2.5% per annum in respect of the Tranche 1 and Tranche 2; 2.6% per annum in respect of the Tranche 3l 2.35% per annum in respect of Tranche 4) and LIBOR. The DSF Facility matures in June 2026 and the loan principal is expected, as of December 31, 2017, to have the following repayment profile: 2018: $17 million; 2019: $72 million; 2020: $11 million; 2021: $51 million; 2022: $22 million; 2023: $5 million; 2024: $5 million; 2025: $5 million; 2026: $50 million.

The DSF Facility is secured by:
•
first priority mortgages over the (i)  nine Njord Acquisition Vessels (four of the initial 13 have since been sold), (ii) three OCM Newbuildings, which were delivered to us between October and November 2015, (iii) TORM Loke and TORM Troilus, and (iv) the GSI MR Resale Newbuildings ((i)-(iv) together, the DSF Collateral Vessels);

•	a joint and several guarantee from the vessel-owning subsidiaries of the DSF Collateral Vessels and certain related parties;
•	assignment of the insurances, earnings, charters and requisition compensation of the DSF Collateral Vessels;
•	an account security agreement in respect of all amounts standing to the credit of the deposit accounts and reserve account opened in the name of the borrower ;
•	charges of all the issued shares of the vessel-owning subsidiaries of the DSF Collateral Vessels;
•	assignment and subordination of any inter-company indebtedness between the relevant obligors under the DSF Facility.
The DSF Facility contains, among others, the following financial and other covenants:
•
Loan-to-value. If at any time the aggregate market value of the vessels and the value of any additional security is less than 133% of the loan amount less amounts on credit in the deposit accounts and reserve account and the value of any additional security, the borrower and guarantors shall, within 30 days of a written request, post additional security or prepay the loan to reduce the excess to zero.

•
Free Liquidity. Minimum unencumbered cash and cash equivalents and, for so long as the availability period under the Working Capital Facility ends at least six months after the calculation date, the undrawn commitments under the Working Capital Facility that are available for utilization, of the higher of $75 million and 5% of our total debt, of which $40 million is required to be unencumbered cash and cash equivalents.

•	Equity Ratio. The ratio of market value adjusted shareholders' equity to total market value adjusted assets shall be at least 25%.
•
Dividends. We are restricted from making any distributions, including payment of dividends and repayments of shareholders loans, except those distributions made after the first half of each of its financial years, of up to 75% of the borrower's net income (based on our June 30 or year-end financial statements, as the case may be) for that half year period, provided that, after giving effect to such distributions, the Company would not be in breach of its financial covenants contained in the DSF Facility agreement and would not cause an event of default otherwise under the facility agreement. The restrictions on dividends cease to apply at any time (i) the Group's loan-to-value ratio of the sum of the Group's borrowings less cash and cash equivalents to the aggregate market value of the Company's fleet is 50% or below.

The DSF Facility provides for voluntary prepayment, certain mandatory prepayment events and representations, general covenants and events of default provisions, including the following:
•
Mandatory Prepayment. The DSF Facility provides for mandatory prepayment following certain events including a change of control, TORM plc being delisted from Nasdaq Copenhagen or a sale or total loss of vessels.

•
Events of default. The DSF Facility contains certain events of default, including, among others (i) non-payment of principal and interest (subject to a three-business-day grace period) (ii) breach of financial covenants, certain insurance and security undertakings and certain mandatory prepayment provisions, (iii) breach of other obligations (subject to a 10 business-day grace period if the breach is deemed capable of remedy); (iv) default of the borrower, any guarantor or any other security party on any financial indebtedness (subject to a $10 million aggregate default threshold); (v) any expropriation, attachment, sequestration, distress or execution affects the assets of the borrower, any guarantor or any other security party with an aggregate value of $10 million; (vi) change in ownership or control of a guarantor; (vii) reduction of capital in a guarantor and (viii) material adverse change. After the occurrence of an event of default which is continuing, the agent under the DSF Facility may, and shall if so directed by 66 2/3% of the lenders by notice cancel the loan commitments, declare all amounts outstanding immediately due and payable and/or exercise its rights under the security documents.

The Term Facility 1
On July 13, 2015, or the Restructuring Completion Date, we entered into a $561 million six-year term loan facility with the Participating Lenders, certain other lenders and Danske Bank as agent and security agent, or the Term Facility 1. This facility provides for quarterly fixed amortizations and matures in July 2021 with an expected payment profile as of December 31, 2017: 2018: $51 million; 2019: $51 million; 2020: $51 million; and 2021: $254 million.
This facility bears interest at LIBOR plus a margin of 2.5% per annum.
In January 2016, we received consent from our lenders to amend this facility in accordance with the terms of an amendment and waiver letter. See "—Amendments to the Term Facility 1 and the Working Capital Facility," below.
The Working Capital Facility
On the Restructuring Completion Date, we entered into the Working Capital Facility with certain Participating Lenders to obtain financing for general corporate purposes. This $75 million facility has an initial term of six years. This facility bears interest at LIBOR plus a margin of 2.50% per annum. The Working Capital Facility is secured by the same assets as the Term Facility I but ranks ahead of the Term Facility I with respect to the collateral proceeds. For a description of the Term Facility security, see "—Our Financing Agreements—Term Facility 1". A commitment fee equal to 40% of the margin is payable by us with respect to any unutilized amounts under the facility and any accrued commitment fee will be payable quarterly in arrears.
The Term Facility 1 and the Working Capital Facility, which we refer to collectively as the "Restructuring Financing Agreements", are secured by:
•	mortgages over 47 vessels in our fleet, or the security vessels;
•	guarantees from each of the entities that own the vessels securing this facility and their holding companies, which we refer to collectively as the "NTF Guarantors";
•	first priority charges of all the issued shares of the entities that own the vessels and certain Danish holding companies;
•	first priority assignment of the insurances, earnings and requisition compensation relating to the security vessels.

The Restructuring Financing Agreements have, among other things, financial covenants, which are tested on a semi-annual basis:
•
Minimum liquidity requirement. Minimum liquidity of the higher of $50 million and, on and after six months following the Restructuring Completion Date, 5.0% of our total debt in available cash of which $20 million is required to be cash-on-hand;

•	Minimum leverage ratio. The ratio of market value adjusted shareholders' equity to total market value adjusted assets shall be at least 25%; and
•
Minimum collateral maintenance requirements. The aggregate fair market value of the secured vessels shall be at least 125% of all outstanding debt under the Restructuring Financing Agreements. The borrower and guarantors shall, within 30 days of a written request, post additional security or prepay the loan to reduce the excess to zero. The fair market value of the secured vessels shall be determined to be the average of two recent appraisals from Approved Brokers based on an arm's length charter-free transaction between a willing and able buyer and a seller not under duress.

The Restructuring Financing Agreements also contain the following covenants and default provisions including, among other things:
•	Mandatory prepayment. The Restructuring Financing Agreements provide for mandatory prepayment following certain events including a change of control, sale or total loss of vessels;
•
Events of default. The agreed events of default, which we consider to be standard for facilities of this type and nature, include (i) non-payment, (ii) breach of covenant; (iii) cross-default (subject to a $10 million threshold); (iv) insolvency or bankruptcy; (v) arrest and detention of a mortgaged vessel for a period of more than 30 days; (vi) misrepresentation; (vii) breach of a material contract (viii) cessation of business and (ix) material adverse change. After the occurrence of an event of default which is continuing, the agents may, and shall if so directed by the 66.67% or more of the lenders cancel the loan commitments, declare all amounts outstanding immediately due and payable and/or exercise its rights under the security documents.

The Restructuring Financing Agreements also restrict our ability to:
•
Charter-in vessels. Our aggregate exposure for chartering-in vessels (including exposure under FFAs entered into for speculative purposes) for a remaining term that exceeds six months shall not exceed an amount equal to a charter-in day rate of $25,000 payable on 50% of all vessels owned by us for a period of 24 months (for example, if we time chartered-in vessels at an average rate of $25,000 per day over a 24-month period, we would be able to charter-in 38 vessels, including the MR Acquisition Vessels and the OCM Newbuildings); and

In January 2016, we received consent from our lenders to amend this facility in accordance with the terms of an amendment and waiver letter. See "—Amendments to the Term Facility 1 and the Working Capital Facility", below.
Amendments to the Term Facility 1 and the Working Capital Facility
In January 2016, we obtained the consent of the applicable lenders under the Term Facility 1 and the Working Capital Facility to amend certain provisions in the facilities to permit, among other things: (i) the non-mandatory transfer by Njord Luxco of its current stake in TORM A/S to TORM plc in advance of completion of the Exchange Offer; (ii) the completion of the Exchange Offer; (iii) the subsequent delisting of TORM A/S from Nasdaq Copenhagen, conditioned upon the listing of TORM plc on Nasdaq Copenhagen; (iv) the transfer by TORM A/S to TORM plc of the three unencumbered newbuilding contracts of TORM A/S and six unencumbered vessels either by way of a direct transfer or indirectly via a transfer of the relevant TORM A/S subsidiary owning such vessel; (v) the payment of dividends, subject to the satisfaction of certain conditions, including notice to the facility agent under such facilities and the repayment of pre-agreed amount under the Term Facility 1; and (vi) applicable amendments to the two facilities to reflect, among other things, (i) through (v), above. We refer to these amendments, collectively, as the "Facility Amendments".

In connection with the Facility Amendments, the borrowings under the Term Facility 1 provided to us by certain lenders that did not consent to the Facility Amendments, or the Objecting Lenders, were transferred to Danske Bank under the Term Facility 1 and the Objecting Lenders were repaid in full in the amount of $21 million by Danske Bank. In connection with this transaction, we repaid $21 million of our outstanding borrowings under our $27 million facility with Danske Bank, or the Danske Bank Facility, on January 13, 2016. The purpose of this was to keep our outstanding borrowings under the Term Facility 1 unchanged and to reduce our outstanding borrowings under the Danske Bank Facility by $21 million, which we repaid in full on June 30, 2016.
In August 2016, we obtained the consent of the applicable lenders under the Restructuring Financing Agreements to amend certain provisions therein to reflect a permitted intercompany reorganization, which did not constitute a sale of any vessels mortgaged thereunder, pursuant to which Njord ceased to be a guarantor under the Restructuring Financing Agreements.
The CEXIM Facility
On July 8, 2016, one of our vessel-owning subsidiaries, as borrower, entered into a $115 million secured term loan facility with the Export-Import Bank of China, or the CEXIM Facility, which provides us with borrowings of up to $29 million per vessel to finance the purchase price of each of the LR2 Product Tankers Newbuildings under contract with GSI which are expected to be delivered in the first half of 2018. The CEXIM Facility is guaranteed by TORM A/S and TORM plc and bears interest at a rate of LIBOR plus a margin of 2.25% per annum. Borrowings under each of the four vessel tranches are repayable in 48 equal consecutive quarterly installments and a balloon payment on the final repayment date, which is the earlier of November 30, 2030 or 12 years after the delivery date of the relevant LR2 Product Tanker Newbuilding. The CEXIM Facility is secured by a first priority fleet mortgage over each of the LR2 Product Tanker Newbuildings, first priority share security in the shares of our vessel-owning subsidiary, account security over the earnings accounts of the borrower, charter assignments and charterer's assignments and undertakings in favor of the security agent relating to the LR2 Product Tanker Newbuildings.
The CEXIM Facility has the following financial covenants tested on a semi-annual basis which require us to maintain, among other things:
•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum liquidity requirement. A minimum liquidity greater than or equal to the higher of $75 million and 5% of the Group's total debt, of which at least $20 million of such liquidity shall, at all times, consist of the Group's cash and cash equivalents.

The Term Facility 2
On January 6, 2017, we entered into a $130 million syndicated term loan facility, or the Term Facility 2, with Danske Bank A/S as Agent and Security Agent and ABN AMRO NV, DVB Bank SE and ING Bank NV as arrangers and lenders. TORM plc is the borrower under this facility, which is guaranteed by TORM A/S and VesselCo 10 Pte. Ltd., our wholly-owned subsidiary and owner of the nine of our MR product tanker vessels which serve as collateral under the facility. The Term Facility 2 was entered into to partially refinance nine MR product tanker collateral vessels and for general corporate purposes. The Term Facility 2 is secured by first priority mortgages over the nine MR collateral vessels, as well as first priority assignments in respect of each of the vessel's insurances, earnings, requisition compensation, and bareboat charters, share security in the shares of our vessel-owning subsidiary, hedging contract assignments and intra-group loan assignments. The facility bears interest at a rate of LIBOR plus a margin of 2.75% per annum and matures on March 31, 2022. The Term Facility 2 was fully utilized on January 27, 2017, when we drew down $126 million. Our repayments under the facility commenced on March 31, 2017. Borrowings under each of the nine vessel tranches are repayable in 20 equal consecutive quarterly installments of $3 million each with a balloon payment of $70 million due on the maturity date.

The facility has the following financial covenants tested on a semi-annual basis which require us to maintain, among other things:
•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum liquidity requirement. A minimum liquidity greater than or equal to the higher of $75 million and 5% of our total debt, of which cash and cash equivalents shall make up the greater of $40 million or 5% of our total debt.

Dividends. Pursuant to the Term Facility 2, we are restricted from making distributions, including payment of dividends or repayments of shareholders loans, except those distributions made after the first half of each of its financial years, of up to 75% of its net income (based on our June 30 or year-end financial statements, as the case may be) for that half year period, provided that, after giving effect to such distributions, the Company would not be in breach of its financial covenants contained in the facility agreement and would not cause an event of default otherwise under the facility agreement. The restrictions on dividends cease to apply at any time (i) the Group's loan-to-value ratio of the sum of the Group's borrowings less cash and cash equivalents to the aggregate market value of the Company's fleet is less than 50% and would continue to be less than 50% following the distribution, or (ii) TORM plc is listed on the New York Stock Exchange or Nasdaq New York.
ING Facility
On September 8, 2017, we entered into a secured term loan facility with ING Bank NV, or the ING Facility, which provides us with borrowings of up to $47 million which we have used to finance the purchase of the Hyundai Mipo MR Resale Newbuildings, or the Newbuilding Tranche, and to partially refinance outstanding indebtedness of our 2002-built MR product tanker TORM Amazon, or the Refinancing Tranche. TORM plc is the borrower under the ING Facility and TORM A/S and our wholly-owned subsidiary which owns the security vessels serve as guarantors. The ING Facility has a term of seven years, bears interest at a rate of LIBOR plus a margin of 2.05% per annum and is repayable in equal quarterly installments. The ING Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel's insurances, earnings and accounts, share security in the shares of our vessel-owning subsidiary and irrevocable joint and several guarantees from the guarantors. The ING Facility contains substantially the same financial covenants, default provisions, undertakings and restrictions as contained in the Term Facility 2, described above.
Finance Leases
In 2009, we entered into a sale and leaseback agreement and bareboat charter, or the TORM Amazon Financial Lease, with T&T Marine S.A., or T&T Marine. Under the TORM Amazon Financial Lease, T&T Marine purchased the MR tanker, TORM Amazon, from TORM Singapore Pte. Ltd. in July 2009 and concurrently, we chartered-in TORM Amazon from T&T Marine for a period of eight years. We had an option to purchase TORM Amazon on the fifth, sixth and seventh anniversary of the delivery date at fixed option prices and were required to purchase TORM Amazon upon the expiration of the charter-in agreement. Pursuant to this obligation, we repaid the TORM Amazon Financial Lease in full on September 8, 2017 and purchased TORM Amazon for JPY 1,500 million, which corresponds to approximately $14 million, based on the USD/JPY exchange rate as of the purchase date.
During the first and second quarters of 2017, we entered into sale and leaseback agreements and bareboat charters for the LR2 tanker, TORM Helene, and two MR tankers, TORM Mary and TORM Vita, pursuant to which we sold the vessels to Flora Co., Ltd., Grange Co Pte. Ltd, Singapore and Jellicoe Co., Ltd., respectively, and concurrently we chartered in the three vessels each for a period of 58 months from the delivery date plus 50 more days at our option. These three sale and leaseback transactions are treated as financial leases but have no purchase obligation attached. We have the option to purchase TORM Mary and TORM Helene at fixed option prices upon the expiration of the charter-in agreements on January 23, 2022 (assuming no exercise of our option to extend the charter-in period by 50 days), provided we give the respective owners prior written notice on or before November 15, 2021. We have an option to purchase TORM Vita at a fixed option price at the fourth anniversary of the delivery date, upon prior written notice on or before January 17, 2021, and again at the expiration of the charter-in period, upon prior written notice to the owner on or before January 12, 2022.
As of December 31, 2017, we were in compliance with the financial covenants contained in our debt facilities.

Cash flow
Consolidated cash flow for the years ended December 31, 2017, 2016 and 2015
For a discussion of cash flows for the year ended December 31, 2017 compared to December 31, 2016, reference is made to "Financial Review 2017 – "Liquidity and Cash Flow" on page 44 and to our Consolidated Cash Flow Statement for the Year Ended December 31, 2017, 2016 and 2015 in our Annual Report 2017.
Total net cash flow from operating, investing and financing activities for the year ended December 31, 2016 amounted to an outflow of $92 million against an inflow of $130 million for the year ended December 31, 2015.
Total net cash flow from operating activities for the year ended December 31, 2016 amounted to an inflow of $171 million against an inflow of $214 million for the year ended December 31, 2015. The decrease in inflow was mainly driven by the decrease in operating profit and increased interests paid for 2016.
For the year ended December 31, 2016 net cash flow from investing activities amounted to an outflow of $119 million against an outflow of $159 million for the year ended December 31, 2015. The outflow for the year ended December 31, 2016 related solely to the investment in vessels and newbuildings, whereas the outflow in the year ended December 31, 2015 related to investment in vessels and newbuildings of $254 million partly offset by cash inflow from the former TORM of $78 million and sale of non-current assets of $18 million.
For the year ended December 31, 2016, net cash flow from financing activities amounted to an outflow of $144 million against an inflow of $75 million for the year ended December 31, 2015. In 2016, borrowings generated an inflow of $49 million, while repayment of mortgage debt amounted to an outflow of $146 million. In addition, we paid dividends in the amount of $25 million and the acquisition of the outstanding shares in TORM A/S in the squeeze-out generated an outflow of $19 million. In 2015, the inflow related to borrowings that generated an inflow of $93 million and capital contributions of $14 million partly offset by repayment of mortgage debt of $29 million.
There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to TORM plc.
Capital Expenditures of TORM plc
The table below presents our capital expenditures for the years ended December 31, 2017, 2016 and 2015.
Capital Expenditures
	Year ended December 31,
	2017	2016	2015
Capital Expenditures
(USD million)
Acquisition of vessels and capitalized dry-docking	103.1	40.8	112.0
Prepayments on newbuildings	44.3	76.9	142.5
Total	147.4	117.7	254.5

Capital expenditures for the years ended December 31, 2017, 2016 and 2015 consisted primarily of investments in vessels and capitalized dry-docking and newbuildings. For the year ended December 31, 2017, TORM plc's prepayments on newbuildings amounted to $44 million compared to $77 and $143 million for the years ended December 31, 2016 and 2015, respectively. For 2017, TORM plc's investments related to vessels and capitalized dry-docking amounted to $103 million compared to $41 and $112 million in 2016 and 2015, respectively. TORM plc invested a total of $147 million during 2017 compared to $118 and $255 million invested during 2016 and 2015, respectively. The decrease in capital expenditures is due to the acquisition of the fleet from Former TORM A/S in 2015.

C.          Research and Development, Patents and Licenses, etc.
Not applicable.
D.          Trend Information
Reference is made to "The Product Tanker Market" on pages 21-25 of the Annual Report 2017 and to Item 3. "Key Information—D. Risk Factors— Risks Related to Our Business and Our Industry."
E.          Off-Balance Sheet Arrangements
As of December 31, 2017, other than the ones described in "Contractual Obligations" below, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.
F.          Tabular Disclosure of Contractual Obligations
Reference is made to Note 18—"Contractual Obligations" in our Annual Report 2017.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.          Directors and Senior Management
Set forth below are the names, ages and positions of the Directors, Board Observers and Senior Management Team of TORM plc. Except for the B Director, who is appointed by the holder of our Class B share and is not subject to annual re-election, and who may be replaced at any time by the trustee acting on the instructions of the holders of our Class A common shares (other than Njord Luxco and its affiliates), each Director holds office for a two-year term or until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. At the end of the two-year term, a Director may seek re-election.
The business address of each of our Directors and Senior Management is TORM plc, Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.
Name	Age	Position	Date of expiry of current term (for Directors)
Christopher Helmut Boehringer	47	Chairman	2018 Annual General Meeting
David Neil Weinstein	59	Deputy Chairman (appointed by the holder of the B Share)	Serves until removed by the B shareholder
Torben Janholt	71	Board Member	2018 Annual General Meeting
Pär Göran Trapp	56	Board Member	2018 Annual General Meeting
Rasmus Johannes Skaun Hoffman	40	Board Observer (Employee Representative) (1)
Lars Bjørn Rasmussen	52	Board Observer (Employee Representative) (1)
Jeffrey Scott Stein	48	Minority B Share Board Observer(1)	Serves until removed by the B shareholder
Jacob Balslev Meldgaard	49	Executive Director and Chief Executive Officer of TORM A/S
Christian Søgaard-Christensen	39	Chief Financial Officer of TORM A/S
Lars Christensen	51	Senior Vice President and Head of Projects of TORM A/S
Jesper Søndergaard Jensen	48	Senior Vice President and Head of Technical Division of TORM A/S

(1) Board Observers are appointed by the Company's Directors and may be removed by the Directors at any time for any reason. Board Observers can attend and speak at meetings of the Board of Directors but cannot vote.

Biographical information concerning the Directors and our Senior Management Team is set forth below.
Christopher Helmut Boehringer serves and has served as Chairman of our Board of Directors since August 2015. Mr. Boehringer is also a partner and a Managing Director of Oaktree Capital Management (U.K.) LLP and has held various executive positions within Oaktree since 2006.  Mr. Boehringer also serves as a member of the Board of Directors of Principal Home Loans Holdings Limited, Oaktree Capital Management (UK) LLP, Life Company Consolidation Group Limited, Amber GP (London) Limited, Eolia Renovables de Inversiones, S.C.R., S.A. Mr. Boehringer holds a Bachelor of Arts in Economics from Harvard University and a Masters of Business Administration from INSEAD.
David Neil Weinstein serves and has served as a member and Deputy Chairman of our Board of Directors since August 2015. Mr. Weinstein is a Capital Markets, Governance and Reorganization Specialist. Mr. Weinstein also serves as chairman of the Board of Directors of The Oneida Group, Inc., and as a member of the Board of Directors of Seadrill, Ltd, Stone Energy Corporation, and TRU Taj LLC. Mr. Weinstein holds a Bachelor of Arts in Economics from Brandeis University and a Juris Doctor from Columbia University School of Law.
Torben Janholt serves and has served as a member of our Board of Directors since August 2015. Mr. Janholt also serves as chief executive officer of Pioneer Marine Inc., chief executive officer of Pioneer Marine Hellas S.A., chief executive officer of Just Water ApS, chairman of the board of directors of Otto Suenson & Co. A/S, and member of the board of directors of Pioneer Marine Inc. Singapore, Pioneer Marine Hellas S.A., A/S United Shipping & Trading Company, Bunker Holding A/S, Uni-Chartering A/S and Uni-Tankers A/S. Mr. Janholt has served as chairman of the board of directors of Lauritzen Tankers A/S, Lauritzen Ship Owner A/S, LB Ship Owner A/S, LK Ship Owner A/S, Shipinvest A/S, Lauritzen Offshore Services A/S and LT Ship Owner A/S and member of the board of directors of KRK 4 ApS, Shipping Holding A/S, A/S Dan-bunkering Ltd., Shipping.dk Chartering A/S, Ship-ping.dk A/S, Shipping.dk Køge A/S, Grenå Stevedore- og Pakhusforretning ApS, Fin-Trans A/S, A/S Global Risk Management Ltd., Sønderjyllands-Terminalen A/S, Bunker Holding Estate A/S, Jyllands-Terminalen A/S, Shipping.dk Aabenraa A/S, CVR: 87137511, Brilliant Maritime Services S.A. ApS, Lauritzen Tankers Ship Owner A/S, Axis Offshore A/S, Shipping.dk Road Division A/S, Lauritzen Reefers A/S, CVR nr.: 15251549, Shipping.dk Middelfart A/S, Outforce A/S, Shipping.dk Kalundborg A/S, LB Ship Owner II A/S, KPI Bridge Oil A/S and Lloyd Copenhagen ApS. In addition, Mr. Janholt has served as a member of the executive management of KRK 4 ApS, Axis Offshore A/S, Lauritzen Reefers A/S, CVR: 15251549, LB Ship Owner II A/S, Lauritzen Offshore Services A/S and J. Lauritzen A/S. Mr. Janholt holds a Certificate in Business Administration from Niels Brock Business College, Denmark and has attended Executive Management Programs at IESE in Spain, Harvard Board education course in Copenhagen, IMD in Switzerland and CEDEP/INSEAD Management School in France.
Pär Göran Trapp serves and has served as a member of our Board of Directors since August 2015. Mr. Trapp serves as chairman of the board of directors of Madrague Capital Partners AB and member of the board of directors of Amara Living Ltd and Energex Partners Ltd. Mr. Trapp was with Morgan Stanley from 1992 to 2013, where he started as crude oil trader, then became Head of Oil Products Trading Europe & Asia, Head of Global Trading and Head of Commodities EMA. Mr. Trapp holds a Master of Science degree in Economics and Business Administration from the Stockholm School of Economics.
Rasmus Johannes Skaun Hoffman is and has been a Board Observer since April 2016 and before that time served, as a member of our Board of Directors since April 2011. Mr. Hoffman has been employed with us since 2003 and serves as chief engineer. Mr. Hoffman also serves on the Board of Directors of TORM A/S.
Lars Bjørn Rasmussen is and has been a Board Observer since July 2017. Mr. Rasmussen has been employed with us since 1999 and serves as chief engineer. Mr. Rasmussen also serves on the Board of Directors of TORM A/S.

Jeffrey Scott Stein is and has been a Board Observer since November 2015. Mr. Stein is the founder of Stein Advisors LLC where he has served as Managing Partner since 2010. Prior to 2010, Mr. Stein co-founded and served as a Principal at Durham Asset Management LLC, as a Managing Director and Co-Director of Research at The Delaware Bay Company, Inc. and as an Associate/Assistant Vice President at Shearson Lehman Brothers. Mr. Stein also serves as the Chairman of Ambac Financial Group, Inc and as a board member of Dynegy Inc. and Westmoreland Coal Company. Mr. Stein holds a Bachelor of Arts in Economics from Brandeis University and a Masters of Business Administration from New York University, Stern School of Business in the United States.
Jacob Balslev Meldgaard serves and has served as the Chief Executive Officer of TORM A/S since April 2010. Prior to joining the Company, Meldgaard served as executive vice president and as a member of the executive management of Dampskibsselskabet NORDEN A/S. Mr. Meldgaard is also a member of the Board of Directors of the Danish Shipping, Danish Ship Finance A/S, Syfoglomad Limited and the TORM Foundation. Mr. Meldgaard holds a Bachelor of Commerce degree in international trade from Copenhagen Business School, Denmark and attended the Advanced Management Program at Wharton Business School and Harvard Business School in the United States.
Christian Søgaard-Christensen serves and has served as the Chief Financial Officer of TORM A/S since May 2016. Mr. Søgaard-Christensen joined TORM in March 2010 and before serving as Chief Financial Officer he served as Senior Vice President and Head of Corporate Support. Prior to joining the Company, Mr. Søgaard-Christensen served as a consultant at McKinsey & Company. Mr. Søgaard-Christensen also serves as the Chairman of the board of directors of TORM A/S and is a member of the board of directors of Intertec Africa Limited. Mr. Søgaard-Christensen holds a Bachelor of Science in Philosophy and Business Administration from Copenhagen Business School, Denmark, a Master of Science in International Business from Copenhagen Business School, Denmark and has attended Executive Management Programs at London Business School, England and Harvard Law School in the United States.
Lars Christensen serves and has served as the Senior Vice President and Head of Projects of TORM A/S since May 2011. Prior to joining the Company, Mr. Christensen served as Managing Director of Navitaship, Vice President of Maersk Broker, Manager at Maersk K.K and Shipbroker at EA Gibson Shipbrokers. Mr. Christensen holds a Certificate in international trade from Copenhagen Business School in Denmark, a Masters of Business Administration from IMD in Switzerland and attended the Executive Management Program at Columbia Business School in the United States.
Jesper Søndergaard Jensen serves and has served as the Senior Vice President and Head of Technical Division of TORM A/S since September 2014. Prior to joining the Company, Mr. Jensen served as Senior Vice President and Technical Manager at Clipper Group and Fleet Group Manager, Manager and Chief Engineer at Maersk Group. Mr. Jensen holds a Bachelor of Technology Management degree in Marine Engineering from the Maritime and Polytechnic College in Denmark and an Executive Masters of Business Administration from Henley Business School in the United Kingdom.
B.          Compensation
At the general meeting held on April 4, 2017, our shareholders approved an updated remuneration policy, with effect from the date of the meeting, which includes overall guidelines for incentive pay, for the Board of Directors and our Senior Management Team (defined below). The Company is required, under the UK Companies Act 2006, to prepare a Remuneration Report for each financial year.
For information about compensation to our non-executive directors, reference is made to page 73 of the "Annual Report on Remuneration" in the Annual Report 2017.

Executive Management Compensation
Our Senior Management team, or the Senior Management Team, which is comprised of Jacob Meldgaard, our Executive Director and principal executive officer of TORM plc and the Chief Executive Officer of TORM A/S, Christian Søgaard-Christensen, our principal financial officer and the Chief Financial Officer of TORM A/S, Jesper Jensen, the Head of the Technical Division of TORM A/S and Lars Christensen, the Head of Projects of TORM A/S, receive compensation consisting of a fixed base salary, cash-based bonus incentives paid out in 2017 under our performance bonus program, discussed below, and customary executive fringe benefits. We have not granted loans, issued guarantees or undertaken similar obligations to or on behalf of members of our Senior Management Team.
In 2017, the aggregate compensation paid by the Group to Jacob Meldgaard, for his role as Executive Director and principal executive officer of TORM plc and as the Chief Executive Officer of TORM A/S, amounted to $1,601,871, which includes the fee payable to Mr. Meldgaard for his service on the Board of Directors. We have not allocated funds to provide pension, retirement or similar benefits to Mr. Meldgaard.
In 2017, the aggregate compensation paid by the Group to the other members of our Senior Management Team (excluding Mr. Meldgaard) was $ 1,625,245, which includes an aggregate of $ 112,236 allocated for pensions for these individuals.
Incentive Schemes
Compensation of our Senior Management Team includes the eligibility to participate in a variable incentive-based pay with a combination of share options, restricted share units and other share-based awards. We have in place a Long-Term Incentive Plan, or the LTIP, pursuant to which our Board of Directors may grant certain employees and executive officers share options, restricted share units, or RSUs, in the form of restricted stock options, or other share-based awards. See Item 10. "Additional Information."
For information on RSUs granted to Mr. Meldgaard pursuant to the LTIP, reference is made to the "Annual Report on Remuneration—Long-Term Incentive Plan—Restricted Share Units Granted in 2016" on page72 of the Annual Report 2017.
During 2017, the members of our Senior Management Team other than Mr. Meldgaard were granted an aggregate of 319,000 RSUs as part of each executive's annual grant. Each RSU entitles the other members of our senior management team to acquire one Class A common share, subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date. Vested RSUs may be exercised at a price of DKK 93.5 per Class A common share for a period of six months after the vesting date. Assuming 100% vesting and based on the Black-Scholes model, the aggregate RSU grant in 2017 to the other members of our Senior Management Team would be approximately $381,978.
Performance Bonus Program 2017
For information on the cash performance bonus received by Mr. Meldgaard for the financial year 2017, reference is made to the "Annual Report on Remuneration—Performance Bonus 2017" on page 71 of the Annual Report 2017.
During the financial year 2017, the members of our Senior Management Team other than Mr. Meldgaard received cash performance bonuses in an aggregate amount of $305,679 which is directly linked to the fulfillment of specific performance metrics, which include developments in the price of our shares and our cost base (up to 88% of the base salary of each executive).
C.          Board Practices
Our Board of Directors maintains overall responsibility for the Company and its strategy and is entrusted with various tasks including appointment and supervision of our Executive Director, Mr. Jacob Meldgaard, and establishment of strategic, accounting, organizational and financial policies.

Our Board of Directors has delegated the day-to-day management of our business to our Executive Director. This includes our operational development and responsibility for implementing the strategies and overall decisions approved by the Board of Directors. The Executive Director also serves the position as Chief Executive Officer of TORM A/S, our largest subsidiary. Transactions of an unusual nature or of major importance may only be effected by our Executive Director on the basis of a special authorization granted by our Board of Directors. In the event that certain transactions cannot await approval of our Board of Directors, taking into consideration the best interests of the Company, our Executive Director, to the extent possible, shall obtain the approval of the Chairman of our Board of Directors and ensure that the Board of Directors is subsequently given notice of such transactions passed. Transactions of an unusual nature or of major importance are defined in our board guidelines for our Board of Directors and include, among other things, the acquisition and disposal of vessels.
For a description and terms of reference of the committees of our Board of Directors, reference is made to "Corporate Governance—Board Committees"  on page 53 and the individual reports of our Audit Committee, Risk Committee, Nominations Committee and Remuneration Committee on pages 58-76 of our Annual Report 2017.
Employment Agreements
Mr. Jacob Meldgaard
We may dismiss Mr. Meldgaard with twelve months' notice to the end of a month, and Mr. Meldgaard may terminate his contract with six months' notice to the end of a month. Mr. Meldgaard is not entitled to other kinds of remuneration resulting from a retirement from the Company other than performance bonuses earned, if any.
Mr. Meldgaard is subject to global non-competition and non-solicitation clauses for a period of twelve months. For the effective period of these clauses, Mr. Meldgaard is entitled to a monthly compensation corresponding to 100% of his base salary. The non-competition clause may be terminated with one month's notice. However, whether one or both of the non-competition and non-solicitation clauses are effective, the compensation only becomes payable once.
In case of a change of control, as further defined in Mr. Meldgaard's service agreement, Mr. Meldgaard may, within three months from the date of the change, terminate his employment with six months' notice, in which case certain non-competition and non-solicitation clauses will be shortened.
Under mandatory Danish law, non-competition clauses cannot be enforced after expiry of the notice period if the termination is effected by the Company without Mr. Meldgaard having given reasonable cause for the dismissal.
Other Members of the Senior Management Team
We may dismiss the other members of the Senior Management Team (excluding Mr. Meldgaard) with nine to twelve months' notice (varying length depending on position and seniority) to the end of a month. Each of these executives may all terminate his contract with four to six months' notice (varying length depending on position) to the end of a month.
Based on the current seniority, these current members of our Senior Management Team are not entitled to other kinds of remuneration upon retirement from the Company, other than performance bonuses earned, if any.
These other members of the Senior Management Team are subject to global non-competition clauses for a period of six to twelve months (depending on position). For the effective period of the clauses, these other members of the Senior Management Team are entitled to a monthly compensation corresponding to 100% of their respective base salary.
The non-competition clauses may be terminated with one month's notice. Under mandatory Danish law, non-competition clauses cannot be enforced after expiry of the notice period if the termination is effected by the Company without the members of the Senior Management Team having given reasonable cause for their dismissal.

D.          Employees
As of December 31, 2017, we employed approximately 296 people in our offices in Denmark, India, the Philippines, Singapore and the United States, excluding seafarers, who work on our vessels.
E.          Share Ownership
The table below shows, in relation to each of our directors and members of our Senior Management Team, the total number of shares owned and the total number of Restricted Share Units, or RSUs, held as of March 7, 2018. The RSUs granted to our Executive Director, Jacob Meldgaard, were received for his role as Chief Executive Officer of TORM A/S.
Director	Class A Common shares held	Unvested RSUs	Vested RSUs
Christopher H. Boehringer	7,566	0
David Weinstein	0	0
Göran Trapp	12,820	0
Torben Janholt	26	0
Jacob Meldgaard	66	766,035	255,345
All other executive officers individually	*	290,644	184,311

*Our remaining executive officers individually each own less than 1% of our outstanding shares.
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.          Major Shareholders
The following table sets forth the beneficial ownership of our Class A common shares, par value $0.01 per share, as of the date of this annual report, by beneficial owners of 5% or more of the common shares. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share held (excluding the B share and the C share).
	Class A Common Shares Beneficially Owned
Name	Number	Percentage(1)
Njord Luxco(2)(4)(5)	47,600,172	64.4%
DW Partners, LP (3)(4)	4,896,290	6.6%

_________________________

(1)	Calculated based on 73,905,975 common shares (excluding treasury shares) outstanding as of March 7, 2018 (and assuming no Consideration Warrants or Restricted Share Units (RSUs) are exercised).
(2)
The business address of Njord Luxco is OCM Njord Holdings S.a r.l, 26A, Boulevard Royal L-2449, Luxembourg, Luxembourg. The majority shareholder of Njord Holdings is OCM Luxembourg OPPS IX Sarl.  The majority shareholder of OCM Luxembourg OPPS IX Sarl is Oaktree Opportunities Fund IX, L.P.  The general partner of Oaktree Opportunities Fund IX, L.P. is Oaktree Opportunities Fund IX GP, L.P.  The general partner of Oaktree Opportunities Fund IX GP, L.P. is Oaktree Opportunities Fund IX GP, Ltd.  The sole director of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Capital Management, L.P.  The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc. The sole shareholder of Oaktree Holdings, Inc. is Oaktree Capital Group, LLC. The duly appointed manager of Oaktree Capital Group LLC is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank and Sheldon M. Stone who, by virtue of their membership interests in Oaktree Capital Group Holdings GP, LLC, may be deemed to share voting and dispositive power with respect to the shares of TORM plc held by Njord Holdings. The address for all of the entities and individuals identified above is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(3)
The business address of DW Partners, LP is 590 Madison Avenue, 9th Floor, New York, NY 10022. DW Partners, LP is the investment manager of DW Catalyst Master Fund, Ltd. and DW Value Master Fund, Ltd. According to Major Shareholder Announcement no. 4 dated April 15, 2016, pursuant to Section 29 of the Danish Securities Trading Act, DW Catalyst Master Fund, Ltd. holds 3,334,873 Class A common shares and DW Value Master Fund, Ltd. holds 1,561,417 Class A common shares. The voting rights attached to these shares are exercised by DW Partners, LP as investment manager.

(4)	This information is derived from public sources.
(5)
Njord Luxco is the holder of the sole outstanding Class C share. The Class C share has 350,000,000 votes at the general meeting in respect of specified matters, including election of members to our Board of Directors (other than the Deputy Chairman) and certain amendments to the Articles of Association. See Item 10. "Additional Information—A. Share Capital —Our Shares—Class C Share".

As of March 7, 2018, we had 4,838,827 warrants outstanding with each warrant being convertible into one Class A common share, par value $0.01 per share, and which can be exercised until July 13, 2020. As of March 7, 2018, we have a total of 2,355,864 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. Assuming the exercise of all of our outstanding warrants and full vesting and exercise of our outstanding RSUs, this would result in the issuance of 7,194,691 additional Class A common shares representing approximately 10% of our issued and outstanding Class A common shares.
The sole outstanding B share is held by a trustee on behalf of non-Oaktree shareholders to provide certain minority protections. The B Share has one vote at the general meeting and the right to elect the Deputy Chairman of our Board of Directors and one Board Observer, both of which have been elected. See Item 10. "Additional Information—A. Share Capital —Our Shares—Class B Share".
B.          Related Party Transactions
In 2017, the controlling shareholder of Njord, Njord Luxco, contributed capital to TORM plc of $0 (2016: $0, 2015: $14 million).
Remuneration of our directors and executive management is disclosed in Item 6. "Directors, Senior Management and Employees—B. Compensation".
Mr. Boehringer is a partner and a managing director of Oaktree Capital Management (U.K.) LLP. Oaktree affiliates manage (indirectly) the Company's controlling shareholder, Njord Luxco. Oaktree has interests in numerous businesses, including business which may compete directly or indirectly with the group. Mr. Boehringer may from time to time be involved in influencing the business or strategy of such businesses.
Messrs. Janholt and Trapp were nominated as directors of TORM A/S on closing of the 2015 Restructuring by Njord Luxco in its capacity as the controlling shareholder and holder of the TORM A/S C share (and so having the ability to appoint all directors other than the TORM A/S B director) and currently serve as directors of TORM plc. However, neither of them is employed by or otherwise receives remuneration from Oaktree Capital Management or its affiliates.

In the second quarter of 2017, our Executive Director, Jacob Meldgaard, was elected to the Board of Directors of DSF. As of December 31, 2017, we had $157.5 million outstanding under our DSF Facility, which includes the tranche of up to $81 million of additional borrowings for which we entered into an agreement with DSF in the third quarter of 2017 and which was consolidated as a new tranche into our existing debt facility with DSF.
On January 26, 2018, we completed a private placement of 11,920,000 Class A common shares for gross proceeds of approximately $100 million. The Private Placement was fully backstopped by Njord Luxco, which purchased approximately $70 million of our Class A common shares in the Private Placement. Following the Private Placement and as of the date of this annual report, Njord Luxco owns approximately 64.4% of our outstanding Class A Common Shares.
To the best of our knowledge, there have been no other transactions with related parties during the periods required to be presented.
C.          Interest of Experts and Counsel
Not applicable.
ITEM 8.	FINANCIAL INFORMATION
A.          Consolidated Statements and other Financial Information
Please see the section of this annual report on Form 20-F entitled Item 18 – "Financial Statements".
Legal Proceedings
We are from time to time and currently a party to various legal proceedings arising in the ordinary course of business. We seek to maintain commercial liability insurance for such cases and to the extent that we find that a specific claim is covered by insurance, we will make no reservations in our accounts except for other related cost such as deductibles payable by us under the insurance policies.
The Group is involved in some legal proceedings and disputes. It is management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations and cash flows.
Distribution Policy
Reference is made to "Investor Information—Distribution Policy" on page 77 of our Annual Report 2017.
Our Board of Directors may, in its sole discretion, from time to time, declare and distribute dividends in accordance with our Articles of Association and applicable law. Any decision to distribute dividends will be at the sole discretion of the Board of Directors. Dividends which are declared as interim dividends do not need to be approved by the shareholders at our annual general meeting.
We can give no assurance that dividends will be declared and paid in the future or the amount of such dividends if declared and paid. For a discussion of certain risk factors that may affect our ability to pay dividends, see Item 3. "Key Information—A. Risk Factors". For a description of the restriction on the payment of dividends contained in our financing agreements, see Item 5. "Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements". For a discussion of the material tax consequences regarding the receipt of dividends we may declare, see Item 10. "Additional Information— E. "Taxation".
B.          Significant Changes
Not applicable.

ITEM 9.	THE OFFER AND LISTING
A.          Offer and Listing Details.
Share History and Markets
Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol "TRMD A" and on Nasdaq New York under the symbol "TRMD". The B share, C share and warrants are not listed for trading on an exchange. See Item 10. "Additional Information."
The following tables set forth: (i) the high and low prices for TORM A/S' Danish A (before April 19, 2016) and TORM plc's Class A (after April 19, 2016) shares as reported on Nasdaq Copenhagen for the periods listed below. Share prices are presented in Danish Kroner per Danish A/Class A share. The information below reflects the issuance of (a) 655.2 million Danish A shares, par value DKK 0.01 per share, in November 2012 in connection with the 2012 Restructuring, and (b) 95,026,374,554 Danish A shares, par value DKK 0.01 per share, in July 2015 in connection with the 2015 Restructuring, and gives effect to the 1,500:1 reverse stock split that TORM A/S implemented with effect as of September 24, 2015, and (ii) the high and low prices for TORM plc's Class A shares as reported on Nasdaq New York for the periods listed below. Share prices are presented in USD per Class A common share.
	Nasdaq Copenhagen		Nasdaq New York*
	High	Low	High		Low
Fiscal year ended December 31, 2013	4,275.00	1,050.00	-		-
Fiscal year ended December 31, 2014	2,833.50	453.90	-		-
Fiscal year ended December 31, 2015	2,053.50	92.75	-		-
Fiscal year ended December 31, 2016	99.40	52.00	-		-
Fiscal year ended December 31, 2017	72.50	51.00	-	(1)	-	(1)

	Nasdaq Copenhagen		Nasdaq New York*
	High	Low	High		Low
First quarter 2016	99.40	61.50	-		-
Second quarter 2016	89.50	60.00	-		-
Third quarter 2016	68.50	58.00	-		-
Fourth quarter 2016	63.50	52.00	-		-
First quarter 2017	72.50	62.00	-		-
Second Quarter 2017	71.00	61.50	-		-
Third Quarter 2017	69.50	62.00	-		-
Fourth Quarter 2017	64.00	51.00	-	(1)	-	(1)
First Quarter 2018 (through and including March 7, 2018)	55.90	42.30	8.40		7.40

	Nasdaq Copenhagen		Nasdaq New York*
	High	Low	High		Low
September 2017	69.50	63.00	-		-
October 2017	64.00	59.00	-		-
November 2017	61.00	54.50	-		-
December 2017	56.00	51.00	-	(1)	-	(1)
January 2018	55.10	48.75	-	(1)	-	(1)
February 2018	49.10	42.30	8.40		7.60
March 2018 (through and including March 7, 2018)	45.20	42.70	7.70		7.40

(1) The Class A common shares commenced trading on Nasdaq New York on December 11, 2017, however, the limited volume of trading on Nasdaq New York precluded an established trading market for the Class A common shares. Accordingly, per share high and low prices for the Class A common shares are not available for the periods indicated.

B.          Plan of Distribution
Not applicable.
C.          Markets.
Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol "TRMD A" and on Nasdaq New York under the symbol "TRMD".
D.          Selling Shareholders
Not applicable.
E.          Dilution
Not applicable.
F.          Expenses of the Issue
Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A.          Share Capital
Not applicable.
B.          Memorandum and Articles of Association
The description of TORM plc's Memorandum and Articles of Association is incorporated by reference to our Registration Statement on Form 20-F (Registration No. 001-38294), as amended, which was filed with the Securities and Exchange Commission on November 24, 2017 and which we refer to as the 20-F Registration Statement. The Company's Articles of Association were filed as Exhibit 1.1 to the 20-F Registration Statement and are hereby incorporated by reference into this annual report.
Issued and Authorized Capitalization
As of December 31, 2017, our share capital consists of 61,985,975 Class A common shares, par value $0.01 per share, one Class B share, par value $0.01 per share and one Class C share, par value $0.01 per share. As of the date of this annual report, our share capital consists of 73,905,975Class A common shares, par value $0.01 per share, one Class B share, par value $0.01 per share and one Class C share, par value $0.01 per share. As of the date of this annual report, we have 312,871 treasury shares.
At the Company's 2016 Annual General Meeting of Shareholders, the Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expire on March 14, 2021. The Board of Directors did not seek new authorities at the Company's 2017 Annual General Meeting, which took place on April 4, 2017. For a description of the share authorities granted to our Board of Directors, reference is made to "Director's Report—Share Capital" on pages 80-82 of our Annual Report 2017.

Our Shares
Class A common shares. Each outstanding Class A common share, par value $0.01 per share, has, (i) on a poll, one (1) vote on all matters at the general meeting (other than the election or removal of the Deputy Chairman), (ii) pre-emption rights upon any new issue of equity securities (including Class A common shares) for cash (unless otherwise provided by the UK Companies Act or our Articles of Association or as disapplied by the relevant shareholders' resolution) and (iii) the right to receive dividends, as well as liquidation proceeds and other distributions, that we may declare from time to time. The Class A common shares are not redeemable, either in full or in part.
Class B share. The one outstanding Class B share, par value $0.01, is held by a trustee on behalf of our minority shareholders (the Class A common shareholders other than Njord Luxco or its affiliates) pursuant to the terms of a minority trust deed, which is filed as Exhibit 2.2 to this annual report. The Class B share has (i) one vote at our general meetings, (ii) no pre-emptive subscription rights in relation to any issue of new shares of other classes and (iii) effectively carries no right to receive dividends, liquidation proceeds or other distributions from us. The holder of the Class B share has the right to elect one member to our Board of Directors (the Deputy Chairman) as well as appoint one Board Observer. Currently, David Weinstein serves as the Class B share elected director and Jeffrey Stein is the appointed Board Observer. The Class B share may not be transferred or pledged, except for a transfer to a replacement trustee or a redemption by us. The Class B share is required to be redeemed when the Class C share is redeemed. The trustee is required to exercise its rights as holder of the Class B share at the direction of such minority shareholders. Such minority shareholders are able to direct the trustee as the holder of the Class B share by responding to a directions request distributed to such minority shareholders in accordance with the terms of the minority trust deed.
Class C share. The one outstanding Class C share, par value $0.01, is held by Njord Luxco. The holder of the Class C share has 350,000,000 votes at our general meetings on specified matters, described below. Based on Njord Luxco's share ownership as of the date of this annual report of 47,600,172 Class A common shares and the C share, Njord Luxco has 397,600,172 votes.
The Class C share votes may only be cast on resolutions in respect of the appointment or removal of directors (excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The Class C share votes may not be cast on resolutions in respect of any amendments to certain reserved matters, as specified in our Articles of Association, (unless those reserved matters also constitute changes to our Articles of Association on which the Class C share is entitled to vote), pre-emptive rights of shareholders, rights attached to the Class B share and other minority protection rights provisions contained in our Articles of Association.
The Class C share has no pre-emption rights in relation to any issue of new shares of other classes and effectively carries no right to receive dividends, liquidation proceeds or other distributions from us. The Class C share may not be transferred or pledged, except to an affiliate of Njord Luxco or pursuant to redemption by us. The Class C will be automatically redeemed when Njord Luxco and its affiliates cease to beneficially own at least one third of our issued Class A common shares. The voting rights attached to the Class C share have the practical effect of allowing Njord Luxco to control the Board of Directors of TORM plc and to make amendments to the Articles of Association proposed by the Board of Directors, other than amendments to the minority protections, even when Njord Luxco holds only a third of the issued Class A common shares, the votes cast by Njord Luxco would represent approximately 89.9% of the votes that may be cast on resolutions on which the Class C share may vote.
The reserved matters set forth in our Articles of Association require either the approval of a majority of our Board including our Chairman and Deputy Chairman or the approval of a resolution approved by at least 70% or 86% of the votes capable of being cast. Please see Item. 10. "Additional Information— B. Memorandum and Articles of Association."
Our Share History
Reference is made to "Investor Information—Changes to the Share Capital" on page 77 of the Annual Report 2017.

Treasury Shares
As of December 31, 2017, we have 312,871 treasury shares.
Warrants
As part of the 2015 Restructuring, TORM A/S issued 7,181,578,089 Consideration Warrants each entitling the holder thereof to subscribe for one new Danish A share, par value DKK 0.01, without pre-emption rights for TORM A/S' existing shareholders. Those Consideration Warrants were consolidated on a 1,500 for one basis with effect as of September 24, 2015. On closing of the Exchange Offer, each Consideration Warrant that was assented to the Exchange Offer was exchanged for an equivalent warrant in TORM plc. Exchanged Consideration Warrants in TORM A/S were cancelled. As part of the Exchange Offer, the Consideration Warrants could be exchanged on a one-for-one basis for an equivalent TORM plc warrant or, if unexercised during the four weeks following the closing of the Exchange Offer, the Consideration Warrants lapsed automatically without compensation. As of December 31, 2017, there were 4,787,692 warrants outstanding with each warrant being convertible into one Class A common share, par value $0.01 per share, against payment of a subscription price of DKK 96.3.
Following the Private Placement in January 2018 and pursuant to the terms of the instrument governing our warrants, the number and subscription price of the warrants were adjusted. As of the date of this annual report, there are 4,838,827 warrants outstanding with each warrant being convertible into one Class A common share, par value $0.01 per share, against payment of a subscription price of DKK 95.24. The warrants can be exercised until July 13, 2020.
Restricted Share Units
In accordance with our remuneration policy adopted at our General Meeting in April 2017, our Board of Directors, pursuant to a long-term incentive program, which we refer to as the LTIP, may periodically grant certain employees Restricted Share Units, or RSUs in the form of restricted stock options. The initial long-term incentive program established by TORM A/S was replaced by a similar program issued by TORM plc following the Redomiciliation, and TORM plc assumed all of the rights and obligations under the LTIP. Our 2017 Management Long-Term Incentive Plan is filed herewith as Exhibit 4.7. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting. The RSUs are subject to a minimum of a three-year vesting period, with one third of the grant amount vesting at each anniversary date. The RSUs granted to our Executive Director are subject to a five-year vesting period. Vested RSUs may be exercised at a price of DKK 93.6 per Class A common share (which exercise price was originally DKK 96.3 but subsequently adjusted due to the dividend payment in September 2016) for a period of twelve months after the vesting date in the case of RSUs granted to our Executive Director and six months after the vesting date in the case of the other members of our Senior Management Team and other employee grantees.
Holders of RSUs do not, and will not, have rights as a shareholder with respect to such RSUs until such time as the RSUs vest and are exercised and the Class A common shares are issued. The RSU allocation is subject to the laws of England and Wales and includes certain adjustment and acceleration provisions, exercise conditions and other customary terms.
In 2016 and 2017, respectively, we granted a total of 2,994,009 RSUs, of which 2,355,864 are outstanding as of December 31, 2017, to our Executive Director, the other members of the Senior Management Team and certain employees pursuant to the LTIP. As of December 31, 2017, an aggregate of 255,345 RSUs were exercisable, 233,933 RSUs have expired worthless and no RSUs have been exercised. See Item 6. "Directors, Senior Management and Employees—B. Compensation" and "—E. Share Ownership".

C.          Material Contracts
Registration Rights Agreement
On the Restructuring Completion Date, TORM A/S and the Investors (as defined therein) entered into the Registration Rights Agreement under which any party nominated by an Investor to receive any or all of such Investors' entitlements to Consideration Warrants or Danish A shares that were issued in connection with the 2015 Restructuring, each a Designated Recipient, that would be unable to resell its Danish A shares or the shares underlying such Consideration Warrants without restriction under the Securities Act, may request registration and piggyback rights as described below. At the closing of the Exchange Offer, we entered into a replacement Registration Rights Agreement, dated April 14, 2016, equivalent to the original Registration Rights Agreement and in favor of the parties thereto.
The Registration Rights Agreement, as amended and restated, provides that at any time beginning on the date falling six months following an initial firm commitment underwritten public offering in the U.S., pursuant to an effective registration statement filed under the Securities Act, holders of at least 10% or more in the aggregate of certain Class A common shares, or the Registrable Securities, who are parties to the Registration Rights Agreement, have the right to request that we prepare, file and maintain a registration statement under the Securities Act to register offers and sales of the holders' Registrable Securities, subject to certain conditions.
If we file a registration statement for the offer and sale of any of our Class A common shares under the Securities Act, we are required to offer to the Participating Lenders and their Designated Recipients the option for their shares to be registered (in connection with offers and sales of such shares) in conjunction with an offering being registered by us. The Registration Rights Agreement provides that, to the extent permitted under English law, we must indemnify and hold harmless the Participating Lenders, their Designated Recipients and their officers, directors, managers, members, partners, shareholders and affiliates, or an underwriter, broker, or any other person acting on their behalf, against all losses, claims or expenses, including any legal expenses, under applicable U.S. securities laws if such loss, claim or expense arise out of or are based on any untrue or alleged untrue material fact included or omitted in a registration statement, prospectus or other related documents, or the Company having breached or allegedly breached applicable U.S. securities laws in connection with any such registration, qualification or compliance.
Participating Lenders or their Designated Recipients may, upon request, be subject to certain lock-up obligations in case of an initial firm commitment underwritten public offering of U.S. listed securities on a U.S. market (that meets certain conditions set forth in the Registration Rights Agreement) pursuant to an effective registration statement filed under the Securities Act or a registered underwritten U.S. offering if their shareholding exceeds a predefined threshold. The Registration Rights Agreement is governed by the laws of New York State in the United States and subject to the jurisdiction of the courts of New York State in the United States.
Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. Other than as set forth above, we have not entered into any material contracts outside the ordinary course of business other than those described in Item 4. "Information on the Company" and in Item 5. "Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements" or elsewhere in this annual report, which are incorporated herein by reference.
D.          Exchange Controls
Under U.K. law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.          Taxation
U.S. Federal Income Tax Considerations
The following are the material U.S. federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership and disposition of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares relevant to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the U.S. dollar, investors that are or own our common shares through partnerships or other pass-through entities, investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, persons that will hold the common shares as part of a hedging transaction, "straddle" or "conversion transaction," persons who are deemed to sell the common shares under constructive sale rules and persons who are liable for the alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as in effect or in existence on the date of this annual report, and all of which are subject to change, possibly with retroactive effect. This discussion does not address any aspect of state, local, or any U.S. federal tax considerations other than income taxation, such as estate or gift taxation or unearned income Medicare contribution taxation. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. The discussion below is based, in part, on the description of our business as described in this annual report and assumes that we conduct our business as described in this annual report. Unless otherwise noted, references in the following discussion to the "Company," "we," "our," and "us" are to TORM plc and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of the Company
Taxation of Operating Income: In General
We anticipate that substantially all of our gross income will be derived from the use and operation of vessels in international commerce, and that this income will principally consist of freights from the transportation of cargoes, hire or lease income from voyage or time charters and the performance of services directly related thereto, which we refer to as "shipping income". Unless exempt from U.S. federal income taxation under Section 883 of the Code, under Article 8 of the U.S.-United Kingdom Income Tax Treaty or under Article 8 of the U.S.-Denmark Income Tax Treaty, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is considered for U.S. federal income tax purposes to be derived from sources within the United States.
Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered for U.S. federal income tax purposes to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We are not permitted by law to engage in transportation that gives rise to 100% U.S. source shipping income.
Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.
We do not believe that we or our subsidiaries will qualify for exemption from tax under Section 883, although we and our subsidiaries may qualify in the future if there is a change in our capital structure. See below for a discussion of the requirements for qualification under Section 883.

We and/or one or more of our subsidiaries (collectively referred to as "we" for purposes of this paragraph) may qualify for exemption from tax under the terms of the U.S.-UK Income Tax Treaty or U.S.-Denmark Income Tax Treaty. Whether we so qualify depends, among other things, on whether we satisfy the Limitation on Benefits article of the applicable U.S. income tax treaty. In particular, we would generally satisfy the Limitation on Benefits article if we can establish that we are engaged in the active conduct of a trade or business in the UK or Denmark, whichever is applicable, our U.S. source shipping income is derived in connection with, or is incidental to, such trade or business, and such trade or business activity in the applicable treaty jurisdiction is substantial in relation to our trade or business activity in the United States. Additionally, we may also be able to satisfy the Limitation on Benefits article of the U.S.-Denmark Income Tax Treaty if we can establish that our principal class of shares is regularly traded on a recognized stock exchange, such as Nasdaq Copenhagen. For this purpose, our Class A Common Shares would generally be considered our primary class of shares if the Class A Common Shares represents more than 50% of the voting power and value of the company. Additionally for this purpose, our Class A Common Shares would be treated as regularly traded if the Class A Common Shares are traded in more than de minimis quantities each quarter and the aggregate number of Class A Common Shares traded during the prior taxable year are at least 6% of the average number of Class A Common Shares during such prior taxable year. Given the legal and factual uncertainties in making the foregoing determination, there can be no assurance that we will qualify for exemption from tax under a U.S. income tax treaty, or that the IRS or a court of law will agree with our determination in this regard.
Exemption Under Section 883 of the Code
Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, or "Section 883," we and each of our subsidiaries that derives U.S. source shipping income will qualify for exemption from U.S. federal income tax under Section 883 in respect of such shipping income if, in relevant part:
•
we and each such subsidiary is organized in a "qualified foreign country" which, as defined, is a foreign country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as the "country of organization requirement"; and

•
more than 50% of the value of our stock is owned actually or constructively under specified attribution rules, by "qualified shareholders" (which as defined includes, among other things, individuals who are "residents" of qualified foreign countries and corporations that are organized in qualified foreign countries and meet the Publicly-Traded Test discussed immediately below), which we refer to as the "50% Ownership Test," or

•
our stock is "primarily" and "regularly" traded on an "established securities market" in our country of organization, in another country that grants an "equivalent exemption" to U.S. corporations, or in the United States, which we refer to as the "Publicly-Traded Test".

Since the IRS has recognized the United Kingdom, our country of incorporation, and each of the countries of incorporation of our subsidiaries, including Denmark, as a qualified foreign country in respect of the shipping income for which exemption is being claimed under Section 883, we and each of our subsidiaries satisfy the country of organization requirement. Therefore, we and each of our subsidiaries will be exempt from U.S. federal income tax with respect to our U.S. source shipping income if we and each of our subsidiaries satisfy either the "50% Ownership Test" or the "Publicly-Traded Test" and certain substantiation and reporting requirements are met. We do not anticipate satisfying the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.
The Treasury Regulations provide, in pertinent part, that a class of stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country (such as Nasdaq Copenhagen) if the exchange is designated under a Limitations on Benefits article in a United States income tax treaty and if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such class that are traded during that taxable year on established securities markets in any other single country.

The Treasury Regulations provide further that stock of a foreign corporation will be considered to be "regularly traded" on an established securities market only if: (i) stock of the corporation that, in the aggregate, represents more than 50% of the stock of the corporation, by voting power and value, is listed on such established securities market, (ii) such stock is traded on such established securities market, other than in de minimis quantities, on at least 60 days during the taxable year, and (iii) the aggregate number of shares of such stock traded on such established securities market is at least 10% of the average number of shares of such stock outstanding during such taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied with respect to a class of stock that is traded on an established securities market in the United States if such stock is regularly quoted by dealers making a market in such stock. We do not anticipate satisfying the requirement that our stock be "regularly traded" on an established securities market under the foregoing rules and, as a result, we do not anticipate satisfying the Publicly-Traded Test.
Even if our stock were "regularly traded" on an established securities market under the foregoing rules, the Treasury Regulations provide, in pertinent part, that a class of stock of a foreign corporation will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, within the meaning of the Treasury Regulations, on more than half the days during such taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which persons we refer to as "5% shareholders" and rule as the "5% override rule".
For purposes of identifying our 5% shareholders, we are permitted to rely on Schedule 13G and Schedule 13D filings with the SEC.
In the event the 5% override rule were triggered with respect to any class of stock for any taxable year, the Treasury Regulations provide that the 5% override rule will nevertheless not apply to such class of stock for such taxable year if the foreign corporation can establish that among the closely-held group of 5% shareholders, which we refer to as the "5% closely-held group," there are sufficient 5% shareholders that are considered to be qualified shareholders (for purposes of Section 883) to preclude non-qualified 5% shareholders in the 5% closely-held group from owning 50% or more of the total value of the shares of such class for more than half the number of days during such taxable year. In order to establish this, a sufficient number of 5% shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. Currently, OCM Njord Holdings S.a.r.l. through its wholly-owned subsidiary, Njord Luxco, owns approximately 64.4% of our outstanding Class A Common Shares. As such, we expect the 5% override rule to be triggered and that we would not be able to rely on Section 883 for exemption from United States federal income taxation on our U.S. source shipping income. Therefore, if we cannot qualify for benefits under an applicable U.S. income tax treaty, we would be subject to United States taxation on our U.S. source shipping income.
U.S. Federal Income Taxation in the Absence of Section 883 or Treaty Exemption
4% Gross Basis Tax Regime. To the extent the benefits of Section 883 or an applicable U.S. income tax treaty are unavailable, our U.S. source shipping income which is not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, would be subject to a 4% U.S. federal income tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income should never exceed 2% under the 4% gross basis tax regime.
Net Basis and Branch Tax Regimes. To the extent the benefits of Section 883 or an applicable U.S. income tax treaty are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal income tax currently imposed at the corporate rate of 21%. In addition, we may be subject to the U.S. branch profits tax, at a rate of 30% or such lower rate as may be provided by an applicable U.S. income tax treaty, on earnings "effectively connected" with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of their U.S. trade or business.

Our U.S. source shipping income will be considered "effectively connected" with the conduct of a U.S. trade or business only if:
•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•
substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, substantially all of our U.S. source shipping income be attributable to regularly scheduled transportation. Based on the foregoing and on the expected mode of our shipping operations, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.
U.S. Taxation of Gain on Sale of Vessels.
Regardless of whether we qualify for exemption under Section 883 of the Code or the applicable U.S. income tax treaty, we do not expect to be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
U.S. Federal Income Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of our common shares that is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person.
If a partnership holds our common shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your own tax advisor.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.
Dividends paid with respect to our common shares to a U.S. Holder that is an individual, trust or estate, which we refer to as a "U.S. Individual Holder," may be eligible for preferential U.S. federal income tax rates provided that (1) we are a "qualified foreign corporation," (2) the U.S. Individual Holder has owned our common shares for more than 60 days during the 121-day period beginning 60 days before the date on which our common shares become ex-dividend, (3) we are not a passive foreign investment company for the taxable year of the dividend or the immediately preceding taxable year (which we do not believe we are, have been or will be), and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

We will be treated as a "qualified foreign corporation" if we qualify for benefits of a comprehensive income tax treaty to which the United States is a party, such as the U.S.-UK Income Tax Treaty or the U.S.-Denmark Income Tax Treaty, or if our common shares are readily tradable on an established securities market in the United States. Prior to the effectiveness of this annual report, we believe we qualify for the benefits of the U.S.-UK Income Tax Treaty or the U.S.-Denmark Income Tax Treaty, both of which are comprehensive income tax treaties. After the effectiveness of this annual report, our common shares will qualify as readily tradable on an established securities market in the United States because they will be listed on Nasdaq New York. Therefore, we believe that any dividends paid by us to a U.S. Individual Holder on our common shares should be eligible for these preferential rates. However, certain limitations may apply to any "extraordinary dividends" (generally, a dividend with respect to a common share that is equal to or exceeds 10% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) or dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in such common share) paid by us. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.
Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations will generally not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid on our common shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income", for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
Sale, Exchange or other Disposition of Our Common Shares
Subject to the discussion of passive foreign investment company status below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in the common shares. A U.S. Holder's adjusted tax basis in its common shares generally will be the U.S. Holder's purchase price for the common shares, reduced (but not below zero) by the amount of any distribution on such common shares that was treated as a nontaxable return of capital to such U.S. Holder. Such gain or loss will be capital gain or loss and will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Status and Significant U.S. Federal Income Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or "PFIC", for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. shareholder in such foreign corporation if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:
•
at least 75% of the corporation's gross income for such taxable year consists of passive income (for example, dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income, which we refer to as "passive assets."
For purposes of determining whether we are a PFIC, cash will be treated as an asset held for the production of passive income. Income earned or deemed earned by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless we are treated under specific rules as deriving the rental income in the active conduct of a rental business. Also, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the assets and as receiving directly our proportionate share of the income of any corporation in which we own at least 25% by value of the stock of such corporation.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of us and our subsidiaries should constitute active income from the performance of services rather than passive, rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We anticipate that substantially all of our gross income will be derived from time and voyage charters and the performance of services directly related thereto and that substantially all of the vessels in our fleet will be engaged in such activities.
We believe there is substantial legal authority supporting our position consisting of the Code, legislative history, case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is no direct legal authority under the PFIC rules addressing our specific method of operation, and there is authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature or extent of our operations, or the composition of our income or assets, will not change and that we will not become a PFIC in the future.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below.
If we were to be treated as a PFIC for any taxable year, a U.S. Holder would also be subject to special U.S. federal income tax rules in respect of such U.S. Holder's indirect interest in any of our subsidiaries that are also treated as PFICs. Such a U.S. Holder would be permitted to make a QEF election in respect of any such subsidiary, so long as we timely provide the information necessary for such election, which we currently intend to do in such circumstances, but such a U.S. Holder would not be permitted to make a mark-to-market election in respect of such U.S. Holder's indirect interest in any such subsidiary. In addition, if we were to be treated as a PFIC for any taxable year and a U.S. Holder actually or constructively own common shares that exceed certain thresholds, a U.S. Holder would be required to file a Form 8621 with its U.S. federal income tax return for that year with respect to such Holder's common shares. Substantial penalties apply to any failure to timely file Form 8621, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Also, in the event that a U.S. Holder is required to file Form 8621 and does not do so, the statute of limitations on the assessment and collection of U.S. federal income taxes for such person for the related tax year may not close until three years after the date that the Form 8621 is filed. The application of the PFIC rules is complicated, and U.S. Holders are encouraged to consult with their tax advisors regarding the application of such rules in their circumstances.
U.S. Federal Income Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder with respect to its commons shares. No portion of such inclusions of ordinary earnings will be entitled to the preferential U.S. federal income tax rates applicable to certain dividends discussed above. Net capital gain inclusions of certain non-corporate U.S. holders may be eligible for preferential capital gains rates. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any taxable year that our company is a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If we became aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder who is treated as constructively owning shares in any of our subsidiaries which are treated as PFICs would be required to make a separate QEF election with respect to each such subsidiary.

U.S. Federal Income Taxation of U.S. Holders Making a "Mark-to-Market" Election
Alternatively, if we were to be treated as a PFIC for any taxable year and our common shares are treated as "marketable stock," as we believe will be the case, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would likely not be available for any of our subsidiaries that are treated as PFICs.
U.S. Federal Income Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common shares;
•
the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income and would not be entitled to the preferential U.S. federal income tax rates applicable to certain dividends discussed above; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These adverse U.S. federal income tax consequences would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such Holder's successor generally would not receive a step-up in tax basis with respect to such common shares.
U.S. Federal Income Taxation of "Non-U.S. Holders"
A beneficial owner of our common shares that is not a U.S. Holder (and not an entity treated as a partnership) is referred to herein as a "Non-U.S. Holder".
Distributions
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received with respect to our common shares, unless the dividends are "effectively connected" with the Non-U.S. Holder's conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, those dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares unless: (i) the gain is "effectively connected" with the Non-U.S. Holder's conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends on the underlying common shares and the gain from the sale, exchange or other disposition of the common shares that is "effectively connected" with the conduct of that U.S. trade or business, will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the U.S. federal income taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, such Non-U.S. Holder's earnings and profits that are attributable to the "effectively connected" income, subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30% or at a lower rate as may be specified by an applicable U.S. income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, and payment of the gross proceeds on a sale or other disposition of our common shares, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to "backup withholding" if you are a non-corporate U.S. Holder and you:
•	fail to provide an accurate taxpayer identification number;
•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or
•	in certain circumstances, fail to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.
If you sell your common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.
Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  Specified foreign financial assets generally would include our common shares, unless the common shares are held in an account maintained by a U.S. "financial institution" (as defined in Section 6038D of the Code).  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.
Danish Tax Considerations
The following is a summary of certain Danish tax considerations relating to an investment in TORM plc. The summary describes the Danish tax implications pertaining to dividends paid from TORM A/S to TORM plc.
The summary does not purport to constitute exhaustive tax or legal advice. It is specifically to be noted that the summary does not address all possible tax consequences relating to an investment in the shares of TORM plc. The summary is based solely upon the tax laws of Denmark in effect on the date of this annual report. Danish tax laws may be subject to changes, possibly with retroactive effect.
Sale of Class A common shares by TORM plc
Shareholders not resident in Denmark will normally not be subject to Danish tax on gains realized on the sale of shares, irrespective of the ownership period and equity interest. However, Danish anti-avoidance rules should be observed as these rules may, if certain conditions are met, result in a requalification of tax-exempt capital gains into dividends, which could trigger Danish withholding taxes. These rules could apply in a number of situations, such as in connection with a related party sale of shares against cash and in unrelated third party transactions in connection with the transfer of shares to a new holding company (controlled by a third party) against shares and cash. For example, this could be the case, if dividends from TORM A/S cannot be received tax exempt by TORM plc. The rules should only apply to intra-group transactions as well as situations where TORM plc receives an ownership share in the group acquiring the shares in TORM A/S.
Dividends distributed to the holders of Class A common shares of TORM A/S to TORM plc
Under Danish tax law, dividends paid on shares in a Danish company to a foreign company are normally subject to dividend withholding tax of 27%, which could potentially be reduced to 22% subject to pending Danish legislation.
Dividends paid on shares in a Danish company are as a starting point exempt from Danish withholding tax when the foreign receiving company owns at least 10% of the Danish distributing company, the foreign receiving company is tax resident within the EU or a state which has a tax treaty with Denmark, and the Danish taxation should be reduced or eliminated in accordance with the EU Parent/Subsidiary Directive (2011/96/EU) or in accordance with a tax treaty between Denmark and the state in which the receiving company is domiciled.
When considering whether the EU Parent/Subsidiary Directive (2011/96/EU) or a tax treaty can be applied (thereby enabling exemption from Danish withholding taxes on dividend distributions), the Danish tax authorities do consider a number of other criteria, including whether the foreign receiving company is the beneficial owner, and whether the structure can be challenged based on recently introduced general anti-avoidance rules.
If these conditions for exemption are not fulfilled, Danish withholding tax of 27% (potentially reduced to 22%) will be triggered on such dividend distributions.

Share transfer tax and stamp duties
No Danish share transfer tax or stamp duties are payable on direct or indirect transfer of the shares of TORM A/S.
United Kingdom Tax Considerations
The following statements do not constitute tax advice and are intended only as a general guide to current United Kingdom law and HM Revenue and Customs ("HMRC") published practice, which may not be binding on HMRC, as at the date of this document (which are both subject to change at any time, possibly with retrospective effect). They relate only to certain limited aspects of the United Kingdom tax treatment of the beneficial owners of the Class A common shares. They are intended to apply only to shareholders who are resident only in the United Kingdom for United Kingdom tax purposes (unless the context requires otherwise) and, if individuals, who are domiciled in the United Kingdom and to whom split-year treatment does not apply. The statements below only relate to persons who are and will be the absolute beneficial owners of the Class A common shares and who hold, and will hold, the Class A common shares through the Depository Trust Company as investments (and not as securities to be realized in the course of a trade). The statements below are not exhaustive and may not apply to certain shareholders, such as dealers in securities, broker dealers, insurance companies and collective investment schemes, shareholders who are exempt from taxation, shareholders who hold their shares through an Individual Savings Account or a Self-Invested Personal Pension and shareholders who have (or are deemed to have) acquired the Class A common shares by virtue of an office or employment. Such persons may be subject to special rules. This summary does not address any inheritance tax considerations.
Prospective purchasers of the Class A common shares who are in any doubt as to their tax position should consult an appropriate professional adviser.
Taxation of Dividends
General
TORM plc is not required to make any withholding or deduction for or on account of United Kingdom tax in respect of dividends on the Class A common shares, irrespective of whether the shareholder receiving the dividend is resident in or outside the United Kingdom.
Individual Shareholders
United Kingdom resident individual Shareholders may be subject to income tax on dividends they receive from the Company. The first £5,000 of dividend income that the United Kingdom resident individuals receive in each tax year is taxed at a rate of 0% (the "Nil Rate Amount"). The United Kingdom Government has announced that this Nil Rate Amount will be reduced to £2,000 with effect from April 2018 (although the legislation effecting this change is currently in draft form).
Dividend income that is within the Nil Rate Amount counts towards an individual's basic or higher rate limits – and will therefore affect the taxation of other income received and any capital gains realized by the individual in the tax year. It may also affect the level of savings allowance to which they are entitled (as this is different for basic and higher rate taxpayers). In calculating into which tax band any dividend income over the Nil Rate Amount falls, dividend income is treated as the "top slice" of an individual's income.
Any dividend income received by a UK resident individual Shareholder in excess of the Nil Rate Amount will be subject to income tax at a rate of 7.5%, to the extent that it is within the basic rate band, 32.5% to the extent that it is within the higher rate band and 38.1%, to the extent that it is within the additional rate band.

Corporate Shareholders
Shareholders within the charge to United Kingdom corporation tax which are "small companies" (for the purposes of United Kingdom taxation of dividends) will not generally expect to be subject to tax on dividends from the Company.
Other shareholders within the charge to United Kingdom corporation tax will not be subject to tax on dividends from the Company so long as the dividends fall within an exempt class and certain conditions are met. For example: dividends paid to companies holding less than 10% of the issued share capital of the payer (or any class of that share capital) are generally dividends that fall within an exemption in respect of "portfolio holdings" (subject to the application of relevant anti-avoidance rules). Other exemptions may also apply.
Shareholders Resident outside the United Kingdom
Where a shareholder resident for tax purposes outside the United Kingdom carries on a trade, profession or vocation in the United Kingdom and the dividends are a receipt of that trade or, in the case of corporation tax, the Class A common shares are held by or for a United Kingdom permanent establishment through which a trade is carried on, the shareholder may be liable to United Kingdom tax on dividends paid by the Company.
Taxation of Chargeable Gains
Individual Shareholders
A disposal of the Class A common shares may give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom capital gains tax, depending on the circumstances and subject to any available exemption or relief. The rate of capital gains tax in respect of shareholdings is 10% for individuals who are subject to income tax at the basic rate and 20% to the extent that an individual's chargeable gains, when aggregated with his or her income chargeable to income tax, exceed the basic rate band for income tax purposes. An individual shareholder is entitled to realize an exempt amount of gains (£11,300 in the 2017/18 tax year) in each tax year without being liable to tax.
A shareholder who is an individual and who has ceased to be resident in the United Kingdom for taxation purposes (or has become treated as resident outside the United Kingdom for the purposes of a double tax treaty (''Treaty non-resident'') for a period of five years or less and who disposes of the Class A common shares during that period may in some circumstances also be liable, on his or her return to the United Kingdom, to United Kingdom capital gains tax on that gain, subject to any available exemptions or reliefs.
Corporate Shareholders
Where a shareholder is within the charge to United Kingdom corporation tax, including cases where it is not resident (for tax purposes) in the United Kingdom, a disposal of the Class A common shares may give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom corporation tax, depending on the circumstances and subject to any available exemption or relief. Indexation allowance may reduce the amount of chargeable gain that is subject to corporation tax, but may not create or increase any allowable loss.
Shareholders Resident outside the United Kingdom
A shareholder that is not resident in the United Kingdom (and, in the case of an individual, is not temporarily non-resident) for United Kingdom tax purposes and whose Class A common shares are not held in connection with carrying on a trade, profession or vocation in the United Kingdom generally will not be subject to United Kingdom tax on chargeable gains on the disposal of the Class A common shares.
Stamp Duty and Stamp Duty Reserve Tax ("SDRT")
The comments in this section relating to stamp duty and SDRT apply whether or not a shareholder is resident or domiciled in the United Kingdom. Special rules may apply to shareholders such as market makers, brokers, dealers and intermediaries.

Following the European Court of Justice decision in HSBC Holdings Plc and Vidacos Nominees Ltd v The Commissioners for Her Majesty's Revenue & Customs (C-569/07) and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v The Commissioners for Her Majesty's Revenue & Customs (TC/2009/16584), HMRC has confirmed that 1.5% SDRT is no longer payable when new shares are issued to a clearance service or depositary receipt system. However, it is currently unclear whether this will remain the case following the United Kingdom's intended departure from the European Union.
No stamp duty should be payable on the acquisition or transfer of the beneficial ownership of the Class A common shares held by a nominee for a person whose business is or includes the provision of clearance services where that acquisition or transfer is settled within the clearance service and there is no physical instrument of transfer. An agreement for the transfer of such Class A common shares will also not give rise to a SDRT liability, provided that no election has been made under section 97A of the United Kingdom Finance Act 1986 which is applicable to such Class A common shares. We understand that no such election has been made by the Depository Trust Company as respects the Class A common shares.
Any instrument of transfer of the Class A common shares that are not held by a nominee for a person whose business is or includes the provision of clearance services will generally attract stamp duty at a rate of 0.5% of the amount or value of the consideration for the transfer (rounded up, if necessary, to the next multiple of £5). No stamp duty is chargeable on an instrument transferring shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. An unconditional agreement for such transfer, or a conditional agreement which subsequently becomes unconditional, will also generally be liable to SDRT at the rate of 0.5% of the amount or value of the consideration for the transfer; but such liability will be cancelled if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement, or if the agreement was conditional, the date the agreement became unconditional. Where stamp duty is paid, any SDRT previously paid should be repaid on the making of an appropriate claim generally with interest.
Therefore, a transfer of title in the Class A common shares or an agreement to transfer such shares from within the Depository Trust Company system out of the Depository Trust Company system, and any subsequent transfers or agreements to transfer outside the Depository Trust Company system, will generally attract a charge to United Kingdom stamp duty and/or United Kingdom SDRT at a rate of 0.5% of any consideration. Shareholders should note in particular that a redeposit of the Class A common shares into the Depository Trust Company system, including by means of a transfer into a depositary receipt system, will generally attract United Kingdom stamp duty and/or United Kingdom SDRT at the higher rate of 1.5%.
F.          Dividends and Paying Agents
Not applicable.
G.          Statement by Experts
Not applicable.
H.          Documents on Display
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, our filings will be available on our website www.torm.com. This web address is provided as an inactive textual reference only.
Shareholders may also request a copy of our filings at no cost by writing or telephoning us at the following address:
TORM plc
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark
Tel: 45 39 17 92 00

I.          Subsidiary Information
Not applicable.
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Reference is made to Note 20—"Risks Associated with TORM's Activities."
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our controls and procedures are designed to provide reasonable assurance of achieving their objectives.
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15e under the Securities Act of 1934) as of December 31, 2017. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B.	Management's Annual Report on Internal Control Over Financial Reporting.

This annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
C.	Attestation Report of the Registered Public Accounting Firm.

This annual report does not include an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies and emerging growth companies.
D.	Changes in Internal Control Over Financial Reporting.

There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
ITEM 16.	RESERVED
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.
Our Board of Directors has determined that Mr. Göran Trapp, who serves as the Chairman of our Audit Committee, qualifies as an "audit committee financial expert" and that he is "independent" in accordance with SEC rules.
ITEM 16B.	CODE OF ETHICS
We have adopted a code of ethics, which we refer to as our Business Principles, which applies to all entities in the TORM Group and its employees (both shorebased and at sea), directors and officers. A copy of the Business Principles is filed herewith as Exhibit 11.1. We have also posted a copy of our Business Principles on our website at www.torm.com. We will provide any person, free of charge, a copy of our Business Principles upon written request to our offices at: Tuborg Havnevej 18, DK-2900 Hellerup, Denmark.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Reference is made to Note 5 —"Remuneration to Auditors Appointed at the Parent Company's Annual General Meeting" and to the "Audit Committee Report" on pages 58-62 of our Annual Report 2017.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Nasdaq New York requires, among other things, that the audit committee of a listed U.S. company is comprised entirely of directors who the Board of Directors has determined to be independent, as such term is defined under Rule 10A-3 promulgated under the Exchange Act and under the rules of Nasdaq New York. Christopher Boehringer, a current member of our Audit Committee, is not considered independent. As such we are relying on an exemption from the listing standards of Nasdaq New York and the requirements of Rule 10A-3, which allows a phase-in period for newly listed companies of up to one year from the date of our listing on Nasdaq New York to have a fully independent Audit Committee. As a result, Christopher Boehringer will resign from our Audit Committee prior to the expiration of the one-year phase-in period.
We do not believe that our reliance on such exemption would materially adversely affect the ability of our Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2017, no issuer or affiliate repurchases were made.
Name	Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Number of Shares that May Yet Be Purchased under the Plan
OCM Njord Holdings S.à r.l	January 2018	8,214,548	$8.39	N/A	N/A

(1) Class A common shares were purchased in the Private Placement which closed on January 26, 2018.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to an exception under Nasdaq New York listing standards available to foreign private issuers, we are not required to comply with many of the corporate governance practices followed by U.S. companies under the Nasdaq New York listing standards. Accordingly, we are exempt from many of Nasdaq New York's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq New York corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. In connection with the expected listing of our Class A common shares on Nasdaq New York, we will certify to Nasdaq New York that our corporate governance practices are in compliance with, and are not prohibited by, English Law. Set forth below is a list of the significant differences between our corporate governance practices and Nasdaq New York standards applicable to listed U.S. companies.
Independence of Directors. Nasdaq New York requires that a U.S.-listed company maintain a majority of independent directors. Our Board of Directors consists of five directors, three of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules of Nasdaq New York. Under English law and our Articles of Association, our Board of Directors is not required to consist of a majority of independent directors. Under the UK Corporate Governance Code, to which we are subject, a majority of our Board is required to be independent. However, the determination of independence is different from Nasdaq New York standards and we are permitted to deviate from this requirement as long as we explain why we have done so in our annual report.
Remuneration Committee. Nasdaq New York requires that a listed U.S. company have a remuneration committee consisting only of independent directors. Under English law and our Articles of Association, our Remuneration Committee is not required to consist entirely of independent directors. The UK Corporate Governance Code requires this committee to be comprised of independent directors and that the chairman of the Board of Directors not chair the Remuneration Committee, but we may choose to deviate from these requirements as long as we explain why in our annual report.
Audit Committee. Nasdaq New York requires, among other things, that a listed U.S. company have an audit committee comprised of three entirely independent directors. The UK Corporate Governance Code requires an audit committee to be comprised of three, or in the case of smaller companies, two, independent directors, but we may choose to deviate from this requirement as long as we explain why in our annual report.
Executive Sessions. Nasdaq New York requires that the independent directors of a U.S. listed company have regularly scheduled meetings at which only independent directors are present, or executive sessions. The UK Corporate Governance Code requires that our Chairman hold meetings with non-executive directors without the executives present and that, led by the senior independent director, the non-executive directors meet without the Chairman present at least annually to appraise the Chairman's performance and on such other occasions as are deemed appropriate.

Shareholder Approval of Securities Issuances. Nasdaq New York requires that a listed U.S. company obtain the approval of its shareholders prior to issuances of securities under certain circumstances. In lieu of this requirement, we have elected to follow applicable laws of England and Wales practices for authorizing issuances of securities.
Corporate Governance Guidelines. Nasdaq New York requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. The UK Corporate Governance Code requires the Company to report on its compliance with the UK Corporate Governance Code in accordance with the "comply or explain" principle. The Company's position with respect to compliance (or non-compliance) with the individual recommendations of the UK Corporate Governance Code is required to be disclosed in the Company's Annual Report and Accounts. In addition, the Company includes on its website a detailed analysis of its compliance (or non-compliance) with the UK Corporate Governance Code in its corporate governance statement.
Directors' Remuneration Reports. Under Section 420(1) of the UK Companies Act, we are required to produce a directors' remuneration report for each fiscal year. The Directors' remuneration reports must include (i) a directors' remuneration policy, which is subject to a binding shareholder vote at least once every three years and (ii) an annual report on remuneration in the financial year being reported on, and on how the current policy will be implemented in the next financial year, which is subject to an annual advisory shareholder vote. The UK Companies Act requires that remuneration payments to directors of the Company and payments to them for loss of office must be consistent with the approved directors' remuneration policy or, if not, must be specifically approved by the shareholders at a general meeting.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
See Item 18.
ITEM 18.	FINANCIAL STATEMENTS
The financial statements required by this item accompany this annual report in the form of our Annual Report 2017 (see Item 19).

ITEM 19.	EXHIBITS
Annual Report
The following pages from our Annual Report 2017, furnished to the SEC on Form 6-K, dated March 8, 2018, are incorporated by reference into this annual report on Form 20-F. The content of quotations, websites and other sources referenced on these pages of the Annual Report 2017 are not incorporated by reference into this Form 20-F.

Section	Page(s) in the Annual Report 2017

Key Figures	6

Highlights	8-10

Outlook 2018	11-13

Strategic Ambition and Business Model	16-18

The TORM Fleet	19

Value Chain in Oil Transportation	20

The Product Tanker Market	21-25

U.S. Listing	27

Financial Review 2017—Liquidity and Cash Flow; Assessment of Impairment of Assets; Primary Factors Affecting Results of Operations	43; 47; 47-48

Corporate Governance—Board Committees	53

Board of Director Committee Reports	58-76

Investor Information—Changes to the Share Capital; Distribution Policy	77

Remuneration Committee Report— Annual Report on Remuneration—Performance Bonus 2017; Long-Term Incentive Plan—Restricted Share Units Granted in 2016; 2017 Remuneration Table Non-Executive Directors	71; 72; 73

Directors' Report—Share Capital	80-82

Glossary	143

Alternative Performance Measures	145-148

Index to Audited Consolidated Financial Statements
Section	Page(s) in the Annual Report 2017

Consolidated Income Statement for the years ended December 31, 2017, 2016 and 2015	87

Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015	87

Consolidated Balance Sheet as of December 31, 2017 and 2016	88

Consolidated Statements of Changes in Equity as of December 31, 2017, 2016 and 2015	89-90

Consolidated Cash Flow Statement for the years ended December 31, 2017, 2016 and 2015	91

Notes to the Consolidated Financial Statements	92-127

List of Exhibits

1.1	Memorandum and Articles of Association(1)

2.1	Form of Class A Common Share Certificate(1)

2.2	B Share Minority Trust Deed, dated May 30, 2016(1)

2.3	Equity Warrant Instrument, dated March 15, 2016(1)

4.1	The Working Capital Facility, dated July 13, 2015(1)

4.2	Term Facility 1, dated July 13, 2015(1)

4.3	DSF Facility, dated September 20, 2017(1)

4.4	Registration Rights Agreement, dated April 14, 2016(1)

4.5	CEXIM Facility, dated July 8, 2016(1)

4.6	Term Facility 2, dated January 6, 2017(1)

4.7	TORM plc 2017 Management Long-Term Incentive Plan(1)

4.8	ING Facility, dated September 8, 2017(1)

4.9	Amendment and Waiver Letter to Working Capital Facility and Term Facility 1, dated December 21, 2015(1)

4.10	Amendment and Waiver Letter to Working Capital Facility and Term Facility 1, dated August 23, 2016(1)

4.11	Term Sheet for ABN AMRO Facility, dated January 19, 2018

8.1	List of Subsidiaries

11.1	TORM's Business Principles

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101*	The following financial information from the registrant's annual report on Form 20-F for the fiscal year ended December 31, 2017, formatted in Extensible Business Reporting Language (XBRL):
(1) Consolidated Income Statements for the years ended December 31, 2017, 2016 and 2015
(2) Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015
(3) Consolidated Balance Sheets as of December 31, 2016, 2017 and 2016
(4) Consolidated Statements of Changes in Equity as of December 31, 2017, 2016 and 2015
(5) Consolidated Statements of Cash Flow for the years ended December 31, 2017, 2016 and 2015
(6) Notes to the Consolidated Financial Statements.

*To be filed by amendment.
(1) These exhibits are incorporated by reference to the Company's Registration Statement on Form 20-F (Registration No. 001-38294), as amended, filed with the SEC on November 24, 2017.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
To the shareholders and the Board of Directors of TORM plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of TORM plc and subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte
Statsautoriseret Revisionspartnerselskab
CVR no: 33963556

/s/ Max Damborg
State Authorised
Public Accountant

Copenhagen, Denmark

March 8, 2018

We have served as the Company's auditor since 1994.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
TORM PLC
By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer

Date: March 8, 2018