Form 20-F/A
period 2017-12-31
TORM plc
filed 2018-04-09
CIK 1655891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1
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
Yes	☒	No	☐

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

EXPLANATORY NOTE
TORM plc (the "Company") is filing this Amendment No. 1 (the "Amendment") to the Company's Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 8, 2018 (the "Original Filing"), solely to file Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 to this report provides the financial statements and related notes from the Form 20-F formatted in eXtensible Business Reporting Language ("XBRL") and amends "Item 19. Exhibits" to reflect the filing of Exhibit 101.

This Amendment does not modify or update any other items or disclosures contained in the Original Filing and does not reflect events occurring after the date of the Original Filing. This Amendment consists solely of the cover page, this explanatory note, the exhibit index and the exhibits filed herewith.

Item 19.          List of Exhibits
1.1	Memorandum and Articles of Association(1)

2.1	Form of Class A Common Share Certificate(1)

2.2	B Share Minority Trust Deed, dated May 30, 2016(1)

2.3	Equity Warrant Instrument, dated March 15, 2016(1)

4.1	The Working Capital Facility, dated July 13, 2015(1)

4.2	Term Facility 1, dated July 13, 2015(1)

4.3	DSF Facility, dated September 20, 2017(1)

4.4	Registration Rights Agreement, dated April 14, 2016(1)

4.5	CEXIM Facility, dated July 8, 2016(1)

4.6	Term Facility 2, dated January 6, 2017(1)

4.7	TORM plc 2017 Management Long-Term Incentive Plan(1)

4.8	ING Facility, dated September 8, 2017(1)

4.9	Amendment and Waiver Letter to Working Capital Facility and Term Facility 1, dated December 21, 2015(1)

4.10	Amendment and Waiver Letter to Working Capital Facility and Term Facility 1, dated August 23, 2016(1)

4.11	Term Sheet for ABN AMRO Facility, dated January 19, 2018*

8.1	List of Subsidiaries*

11.1	TORM's Business Principles*

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer*

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

*Previously filed with the Original Filing.
(1) These exhibits are incorporated by reference to the Company's Registration Statement on Form 20-F (Registration No. 001-38294), as amended, filed with the SEC on November 24, 2017.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.
TORM PLC
By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer

Date: April 9, 2018