Form 20-F
period 2018-12-31
TORM plc
filed 2019-03-12
CIK 1655891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
 (Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Jacob Meldgaard, Executive Director and Principal Executive Officer, Tuborg Havnevej 18, DK-2900 Hellerup, Denmark, +45 39 17 92 00

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
NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2018 there were 74,218,846 of the Registrant's Class A common shares outstanding.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	☐	No	☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth Company.  See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐	Emerging growth company ☒
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

TABLE OF CONTENTS

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are issuing this cautionary statement in connection therewith. Our disclosure and analysis in this annual report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "should" and similar expressions are forward-looking statements.
All statements in this annual report that are not statements of either historical or current facts are forward-looking statements. These forward-looking statements are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements include, but are not limited to, such matters as:
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
Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in Item 3. "Key Information—D. Risk Factors." Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:
•	our future operating or financial results;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	fluctuations in interest rates and foreign exchange rates;
•	general domestic and international political conditions or events, including “trade wars”;

•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•	the length and number of off-hire periods and dependence on third-party managers; and
•	other factors discussed in Item 3. "Key Information—D. Risk Factors" in this annual report.
You should not place undue reliance on forward-looking statements contained in this annual report because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this annual report are qualified in their entirety by the cautionary statements contained in this annual report. These forward-looking statements are made only as of the date of this report. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

EXPLANATORY NOTE AND PRESENTATION OF OUR FINANCIAL AND OPERATING DATA
Throughout this annual report on Form 20-F, we incorporate information responsive to the items hereof by reference to our annual report for the year ended December 31, 2018, or the Annual Report 2018, including our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016. Therefore, the information contained in this annual report should be read in conjunction with the Annual Report 2018, which was furnished to the U.S. Securities and Exchange Commission, or the SEC, on Form 6-K on March 12, 2019. The content of quotations, websites and other sources contained in the sections of the Annual Report 2018 referenced herein are not incorporated by reference into this Form 20-F.
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
Unless otherwise indicated, all information in this annual report gives effect to the 1,500:1 share consolidation that TORM A/S implemented with effect as of September 24, 2015. Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this annual report are to the lawful currency of the United States of America, references to "Sterling", "£" and "GBP" are to the lawful currency of the United Kingdom, references to "Danish Kroner," and "DKK" are to the lawful currency of Denmark. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.
In 2015, TORM A/S, a company organized under the laws of Denmark, entities affiliated with Oaktree Capital Management L.P., or Oaktree, and certain of TORM A/S' lenders entered into a restructuring agreement to recapitalize TORM A/S. The agreement provided for the cancellation of certain of TORM A/S' debt and required OCM Njord Holdings S.à r.l., or Njord Luxco, a subsidiary of Oaktree, to contribute OCM (Gibraltar) Njord Midco Ltd., or Njord, to TORM A/S in exchange for shares in TORM A/S. We refer to this transaction as the "Combination" and together with certain other transactions related to the restructuring as the "2015 Restructuring." We refer to the consummation of the 2015 Restructuring on July 13, 2015 as the Restructuring Completion Date.
In 2016, a new corporate structure was established, whereby TORM plc effectively acquired all of the outstanding securities of TORM A/S in exchange for TORM plc's securities. We refer to these transactions collectively as the "Exchange Offer." On April 19, 2016, upon the closing of the Exchange Offer and the listing of TORM plc's Class A common shares on Nasdaq Copenhagen A/S in Denmark, or Nasdaq Copenhagen, TORM plc became the Group's publicly-held parent company incorporated under the laws of England and Wales. We refer to this as the "Redomiciliation." The Redomiciliation was accounted for as an internal reorganization of entities under common control and, therefore, the assets and liabilities of TORM A/S were accounted for at their historical cost basis and not revalued in the transaction.
Our Class A common shares of TORM plc are issued and traded on Nasdaq Copenhagen under the symbol "TRMD A" and on the Nasdaq Stock Market LLC in New York, or Nasdaq New York, under the symbol "TRMD". All commercial and technical management of our fleet of product tankers is led out of the Denmark office of TORM A/S and our subsidiaries in India, the Philippines, the United States and Singapore. See Item 4. "Information on the Company."
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

Accordingly, this document includes the audited consolidated financial statements of TORM plc as of and for the years ended December 31, 2018, 2017 and 2016, which have been prepared in accordance with IFRS. The financial information for TORM plc also reflects the activities of Njord and Former TORM A/S from the date of the Combination, and the activities of TORM A/S only prior to the Combination, being a continuation of the financial statements of Njord (the accounting acquirer), with one adjustment, which is to adjust retroactively Njord's legal capital to reflect the legal capital of TORM A/S from the beginning of the earliest period presented.
Enforcement of Civil Liabilities
We are a public limited company incorporated under the laws of England and Wales, and substantially all of our directors and officers are non-residents of the United States. A substantial portion of our assets, including the subsidiaries of TORM plc, and our directors and executive officers are located outside the United States. As a result, it may be difficult for shareholders of TORM plc to effect service within the United States upon directors, officers and experts who are not residents of the United States or to enforce judgments in the United States. In addition, there can be no assurance as to the enforceability in the United Kingdom against us or our respective directors, officers and experts who are not residents of the United States, or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.	Directors and Senior Management
Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
A.	Selected Financial Data
The following table presents, in each case for the periods and as of the dates indicated, the selected historical financial and operating data of TORM plc. The selected data is derived from our audited financial statements, which have been prepared in accordance with IFRS as issued by the IASB, and should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 and related notes, which are incorporated herein by reference to our Annual Report 2018 together with Item 5. "Operating and Financial Review and Prospects." Our audited consolidated financial statements as of and for the years ended December 31, 2014 and 2015 and the related notes are not included herein. In addition, see "Explanatory Note and Presentation of Our Financial and Operating Data" for further details on the presentation of the financial statements, the history of the Company and its formation.
	Year Ended December 31,
	2018	2017	2016	2015	2014
(USD million, except share data)
Consolidated income statement data:
Revenue	635.4	657.0	680.1	540.4	179.9
Port expenses, bunkers and commissions	(283.0)	(259.9)	(221.9)	(169.6)	(81.2)
Charter hire	(2.5)	(8.5)	(21.5)	(12.0)	0.0
Operating expenses	(180.4)	(188.4)	(195.2)	(122.9)	(50.3)
Profit from sale of vessels	0.7	2.8	0.0	0.0	0.0
Administrative expenses	(47.8)	(45.0)	(41.4)	(19.5)	(1.0)
Other operating expenses	(2.0)	(0.4)	(0.3)	(6.3)	(6.5)
Share of profit from joint ventures	0.2	0.0	0.2	0.2	0.0
Impairment losses on tangible and intangible assets	(3.3)	(3.6)	(185.0)	0.0	0.0
Depreciation	(114.5)	(114.5)	(122.2)	(67.3)	(24.7)
Operating profit/(loss)	2.8	39.5	(107.2)	143.0	16.2
Financial income	3.3	4.3	2.8	0.9	0.0
Financial expenses	(39.3)	(40.6)	(37.3)	(16.9)	(3.6)
Profit/(loss) before income tax	(33.2)	3.2	(141.7)	127.0	12.6
Tax expenses	(1.6)	(0.8)	(0.8)	(1.0)	0.0
Net profit/(loss) for the year	(34.8)	2.4	(142.5)	126.0	12.6

Other financial data:
Basic earnings/(loss) per share, EPS (USD)	(0.5)	0.0	(2.3)	2.4	0.4
Diluted earnings/(loss) per share, EPS (USD)	(0.5)	0.0	(2.3)	2.4	0.4
Dividends per share (USD)	0.00	0.02	0.40	0.00	0.00

(USD million)	As of December 31,
Consolidated balance sheet data:	2018	2017	2016	2015	2014
Total assets	1,714.4	1,646.6	1,571.3	1,867.4	625.9
Total non-current assets	1,445.1	1,385.1	1,390.0	1,578.8	536.9
Total liabilities	867.2	855.5	790.7	891.4	156.4
Total non-current liabilities	700.1	699.4	638.9	775.6	125.3
Equity/net assets	847.2	791.0	780.6	976.0	469.5
Share capital	0.7	0.6	0.6	0.6
Cash and cash equivalents	127.4	134.2	76.0	168.3	38.0
Number of shares (excluding treasury shares), end of period (million)	73.9	62.0	62.0	63.8	39.6
Number of shares (excluding treasury shares), average (million)	73.1	62.0	62.9	51.7	32.5

	Year Ended December 31,
Consolidated cash flow data	2018	2017	2016	2015	2014
(USD million)
From operating activities	70.7	109.8	171.1	214.0	17.3
Used in investing activities	(175.5)	(113.7)	(119.4)	(158.8)	(377.9)
Thereof investment in tangible fixed assets	(202.4)	(145.1)	(119.4)	(254.0)	(377.9)
(Used in)/from financing activities	96.0	62.7	(145.6)	75.0	397.1
Total net cash flow	(8.9)	58.8	(93.9)	130.2	36.5

B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
The following risks relate principally to the industry in which we operate and our business in general. The occurrence of any of the risk factors described herein could have a material adverse effect on our future performance, results of operations, cash flows and our financial position. We may also be subject to other material risks that as of the date of this annual report are not currently known to us or that we currently deem immaterial and which may significantly impair our business.
Risks Related to Our Business and Our Industry
The product tanker sector is cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, in vessel values and in our results of operations.
We are a pure-play product tanker company, meaning that substantially all of our revenues are generated from operating our product tanker fleet. The product tanker market is cyclical in nature, which leads to volatility in freight rates, vessel values and industry profitability. The freight rates among different types of product tankers are highly volatile. For example, product tanker freight rates declined from the historical highs reached in mid-2008 (TORM MR Time Charter Equivalent, or TCE, rates up to $/day 26,458) to a cyclical low period between 2009 and 2014 (TORM annual average MR TCE rates of approximately $/day 14,200 for the period). During 2017 we realized TCE rates of $/day 14,621 and this declined by 11% during 2018 to TCE rates $/day 12,982. The factors affecting the supply and demand for product tankers are beyond our control, and the nature, timing and degree of changes in industry conditions are unpredictable and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Factors affecting the supply and growth of product tanker capacity include:
•	the number of newbuildings on order and being delivered;
•	the number of vessels used for floating storage;
•	the number of vessels in lay-up;
•	the number of vessels recycled for obsolescence or subject to casualties;
•	prevailing and expected future freight and charter hire rates;
•	the number of product tankers trading with crude or "dirty" oil products;
•	costs of bunkers and fuel oil and their impact on vessel speed;
•	the efficiency and age of the world product tanker fleet;
•	shipyard capacity;
•	availability of financing;
•	port congestion and canal congestion;
•	technological developments, which affect the efficiency of vessels;
•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations; and
•	crew availability.
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
In addition to the prevailing and anticipated freight rates, factors that greatly affect our financial profitability will include newbuilding, recycling and laying-up prices, second-hand vessel values in relation to recycling prices, cost of bunkers, cost of crew, vessel availability, other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs and the efficiency and age profile of the existing product tanker fleet in the market.
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
An oversupply of product tanker capacity may lead to a reduction in charter rates, vessel values and profitability.
The supply of product tankers is affected by a number of factors such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources and the current and expected purchase orders for newbuildings. If the capacity of new product tankers delivered exceeds the capacity of product tankers being recycled and converted to non-trading tankers, overall industry capacity in the product tanker will increase. If the supply of product tanker capacity increases, and if the demand for product tanker capacity decreases or does not increase correspondingly, charter rates could materially decline, which may also negatively affect the value of our vessels. Since last year ended and as of December 31, 2018, the value of our product tanker fleet, based on independent broker quotes, decreased by approximately 5% (excluding vessels that we sold and/or acquired during 2018).  A reduction in charter rates and the value of our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
In addition, product tankers may be "cleaned up" from "dirty/crude" trades and swapped back into the product tanker market, which would increase the available tanker tonnage able to transport refined oil products and which may affect the supply and demand balance for product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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
Due to the cyclical nature of the shipping industry and volatile freight rates, incoming cash flows may vary significantly from year to year, whereas outgoing operating and financing cash flows may not vary to the same extent and at the same time. Significant deviations between ingoing and outgoing cash flows can thus damage our financial position and could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
A shift in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry. A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, natural gas, LNG or hydrogen will potentially affect the demand for our product tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
The security arrangements made for ship staff and vessels to counteract the ever-evolving security threat and to comply with Best Management Practices to Deter Piracy and Enhance Maritime Security in the Red Sea, Gulf of Aden, Indian Ocean and Arabian Sea add to the cost of operations of our ships.
The "war risks" areas are established by the Joint War Risks Committee. Our vessels often trade in “war risk” areas due to the nature of our business. Due to the above issues when vessels trade in such areas, the insurance premiums are increased significantly to cover for the additional risks.
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
Fuel, including bunkers, is a significant expense in our shipping operations of our vessels, and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events beyond our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, including as a result of the expected implementation of low sulfur fuel requirements by the International Maritime Organization in 2020, which may reduce our profitability and have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. "Information on the Company—B. Business Overview—Environmental and Other Regulations—The International Maritime Organization."
An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.
We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargo in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP was approximately 6.6% for the year ended December 31, 2018, as compared to approximately 6.9% for the year ended December 31, 2017, and continues to remain below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from excessive personal and corporate indebtedness. The International Monetary Fund has warned that a trade war between the United States and China risks making the world a "poorer and more dangerous place". We cannot assure you that the Chinese economy will not experience a significant contraction in the future.
Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic shipping companies and may hinder our ability to compete with them effectively. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.

If economic conditions throughout the world deteriorate or become more volatile, it could have a negative impact on TORM’s earnings.
Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning and funding is available for the shipping industry. However, if global economic conditions worsen, or lenders for any reason decide not to provide debt financing to us, we may, among other things, not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
The world economy faces a number of challenges, including the effects of volatile oil prices, trade protectionism and political turmoil in several geographic areas. If one or more of the major national or regional economies should weaken, there is a substantial risk that such a downturn will impact the world economy. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas.
The recent sovereign debt crisis in certain Eurozone countries, such as Greece, and concerns over debt levels of certain other European Union member states and in other countries around the world, such as China (as discussed above) as well as concerns about international banks, have led to increased volatility in global credit and equity markets. The credit markets in the United States and Europe have experienced contraction, deleveraging and reduced liquidity since the financial crisis in 2008, and the United States federal and state governments and European authorities have implemented a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. An extended period of deterioration in outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on terms acceptable to us or at all.
In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the United Kingdom from the European Union, thereby leaving the internal market at risk of additional tariffs that may be implemented, and potential new trade policies in the United States, together increase the risk of additional trade protectionism.
While the recent developments in Europe and China have been without significant immediate impact on product tanker freight rates, an extended period of deterioration in the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.
Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, volatile.

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
The various requirements we might have to comply with are discussed throughout and include, but are not limited to:
•
International requirements such as those from the International Maritime Organization, or IMO, like the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Ship and Port Facility Security Code, or the ISPS Code, and the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, or MARPOL, as well as those from the Maritime Labor Convention 2006, or the MLC 2006, adopted by the International Labour Organization, or ILO;

•
United States, or U.S., requirements such as the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and those enforced by the U.S. Environmental Protection Agency, or the EPA, and the U.S. Coast Guard, or the USCG; and

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
These regulatory developments, when implemented, may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual scrap value of a vessel, and a vessel could potentially not cover the cost to comply with latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.
We may incur additional costs to retrofit ballast water treatment systems in our vessels to comply with new regulations.
Vessels unload ballast water during passage by taking ballast water in one port and unloading it in another. This helps maintain safety and stability. However, the ballast water can contain local organisms and pathogens. When vessels unload ballast water, they can then release organisms and pathogens in new parts of the world, which can be invasive to that ecosystem. To avoid transfers of invasive species in ballast water, the IMO and the United States have regulations that require ballast water is treated prior to discharge.
In order to comply with IMO and U.S. ballast water regulations, we are required to install ballast water treatment plants on all vessels from December 2018 to September 2024. The cost of compliance per vessel for us is estimated to be between $1.0 and $1.3 million, depending on size of the vessel. There are uncertainties associated with installing the equipment both operationally and technically, which could have adverse effect on the cost. Significant investments in ballast water treatment systems may have a material adverse effect on our future performance, results of operations, cash flows and financial position. For more information on these regulations, see Item 4. "Information on the Company—B. Business Overview— Environmental and Other Regulations—The International Maritime Organization— Pollution Control and Liability Requirements."
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 60 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.
In October 2016, the IMO set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel oil requirement, which cuts sulfur levels from 3.5% currently to 0.5%. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which is likely to be available around the world by 2020 but likely at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas (LNG), which may not be a viable option due to the lack of supply network and high costs involved in this process. In anticipation of the 2020 implementation, we have installed an exhaust gas scrubber on one of our LR2 and one of our MR product tankers, TORM Hilde and TORM Lene, as pilot projects. TORM has committed to install scrubbers on 21 vessels and potentially up to 39 vessels or roughly half of TORM’s fleet. The CAPEX related to the confirmed scrubber orders is on average estimated below  $2 million per scrubber including installation costs. TORM expects to be able to obtain financing for a significant portion of this investment. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See Item 4. "Information on the Company—B. Business Overview— Environmental and Other Regulations—The International Maritime Organization".
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among other things, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Paris Agreement, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
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
The operation of our vessels is affected by governmental regulations in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. As such, we are subject to the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code is promulgated by the IMO under SOLAS to provide an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for the safe operation, and describing procedures for dealing with emergencies, when operating vessels. We rely on the safety management system that has been developed for our vessels for compliance with the ISM Code.
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
Recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyberrisk management systems must be incorporated by shipowners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
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
Accordingly, the carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In 2018, the value of our product tanker fleet decreased by approximately 5% (when excluding vessels sold and/or acquired during 2018). As a result of further declines in charter rates or vessel values, we may in the future need to record impairment losses and loss from sale of vessels, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Please see the consolidated financial statements as of and for the year ended December 31, 2018 and the accompanying notes included herewith for details on the impact of changes in charter rates and other key assumptions.

If our vessels suffer damage due to the inherent operational risks of the product tanker industry, we may experience unexpected dry-docking costs and delays or total loss of our vessels.
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, unexpected tank corrosion, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenue or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting.
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

Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or "Brexit," terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea. Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, in Mumbai on November 26, 2008 and in Paris on November 13, 2015, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.
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
The past few years have seen increased implementation of sanctions and embargoes imposed against trading with certain countries by in particular the United States, the European Union and the United Nations. Our operations are currently and may in the future become subject to various economic and trade sanctions and anti-bribery laws, including sanctions. Prior to having Oaktree as major shareholder, some of the vessels owned or operated by us called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities, and countries identified by the U.S. government as state sponsors of terrorism. In 2015, we revised our internal policies and procedures regarding vessel calls at ports located in countries subject to U.S. and other sanctions. Special internal procedures relating to Iran were added in January 2016 when the Office of Foreign Assets Control, or OFAC, issued “General License H” authorizing certain transactions relating to non-U.S. entities owned or controlled by a U.S. person. When the General License H was revoked in May 2018, our special procedures were revoked accordingly. With the exception of Sudan (and between January 2016 and May 2018, Iran), our vessels have not called on ports located in countries currently identified by the U.S. government as a state sponsor of terrorism since June 29, 2012. To our knowledge, the port calls made by our vessels in Sudan and Iran have not violated any sanctions regimes or embargoes to which we were subject at the time of the port calls. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions on companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.
A significant part of our share capital is owned by entities managed by Oaktree, consequently we have U.S shareholders. Due to our ownership, our operations are subject to the regulations, executive orders and other sanctions administered by OFAC, which restricts or prohibits certain transactions, dealings and travel involving certain Sanctioned Persons and Sanctioned Countries, including Cuba, where we have historically been active, and Iran. As such, our operations in countries that are subject to sanctions and embargoes imposed by the United States government and/or identified by the United States government as state sponsors of terrorism have been restricted following the 2015 Restructuring. From time to time, vessels in our fleet have called on ports in Sudan. We believe these activities have not been subject to then applicable U.S. sanctions laws. Any violation of applicable sanctions could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest or not to invest in the Company. Further, our lenders may determine that any non-compliance with applicable sanctions and embargoes imposed, or, with respect of the DSF Facility (defined below), all sanctions imposed by the United Kingdom, the European Union, the United Nations or the United States constitute an event of default under current or future debt facility agreements, including the Term Facility 1 and the Working Capital Facility (defined below), which, together, we refer to as the "Restructuring Financing Agreements", and the DSF Facility. An event of default may lead to an acceleration of the repayment of debt under the facility in question and, due to the cross-default provisions, under all other facilities as well, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.
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
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain in such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Class A common shares may adversely affect the price at which our Class A common shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third-parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our Class A common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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
Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
We expect that our vessels will call on ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Company
If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international product tanker market, which would negatively affect our financial condition and our ability to expand our business.
Our ability to achieve positive cash flows is subject to freight rates, financial, regulatory, legal, technical and other factors, many of which are beyond our control. In addition, the operation of product tankers and transportation of petroleum products is extremely competitive, and reduced demand for transportation of oil and oil products could lead to increased competition. Competition arises primarily from other product tanker owners, including major oil companies as well as independent product tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the product tanker and its operators to the charterers. We will have to compete with other product tanker owners, including major oil companies as well as independent product tanker companies. Our ability to operate our vessels profitably depends on a variety of factors, including, but not limited to (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker recylings, (v) increases in the cost of bunkers, and (vi) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. If we are unable to operate our vessels profitably, our financial condition and ability to expand our business would be negatively affected.
We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
We employ the majority of our vessels on spot voyage charters or short-term time charters and generate a significant portion of our revenue from the spot market. The spot charter market may fluctuate significantly based upon product tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. For example, over the past five years, MR spot market rates expressed as a time charter equivalent have ranged from a low of approximately $6,500 to a high of approximately $31,500 per day. During 2018, our product tanker fleet realized average spot TCE earnings of $12,982 per day. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
Timely delivery of GSI MR Vessels and the two LR1 Product Tanker Newbuildings (as such terms are defined herein), and any other newbuildings we may acquire in the future, is subject to our counterparties meeting their obligations. We are therefore exposed to the risk of failure, cost overruns, delayed delivery, technical problems, quality or engineering problems and other counterparty risks. A number of shipping construction companies have reportedly been experiencing financial challenges. Any such financial challenges may affect operations and the timely delivery of newbuildings. Furthermore, a cancellation due to financial difficulties or bankruptcy of the yard could imply that pre-delivery installments are not recovered or are recovered only after long arbitrations that can last occasionally several years.
Measures have been taken to supervise the quality of the work completed at the yard where our newbuildings are being constructed. We have obtained refund guarantees for the pre-delivery installments on each GSI MR Vessel from the Export-Import Bank of China or China CITIC bank as security for pre-delivery installment payments paid to Guangzhou Shipyard International Company Limited, or GSI. The refund guarantees are limited to an amount of approximately $6 million plus interest for each of the GSI MR Vessels, which corresponds to the maximum outstanding exposure we would have at any given time. We expect all but one of the GSI MR Vessels to be delivered to us during 2019, with the remaining GSI MR Vessel to be delivered in early 2020. In addition, we have obtained refund guarantees for the pre-delivery installments on each of the LR1 Product Tanker Newbuildings from China CITIC Bank as security for pre-delivery installment payments paid to GSI. The refund guarantees are limited to a maximum amount of $11,413,650 plus interest for each of the LR1 Product Tanker Newbuildings, which we expect to be delivered to us in 2019.
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
We currently derive substantially all of our revenues from a limited number of customers. In 2018, twenty customers accounted for approximately 75% of our total revenues. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.
As of December 31, 2018, our available liquidity was approximately $406 million, which consisted of approximately $127 million in cash, approximately $233 million in undrawn credit facilities and $46 million in undrawn credit facilities subject to the completion of final documentation. As of December 31, 2018, outstanding capital expenditures relating to our order book excluding scrubber commitments amounted to $258 million.
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
In addition, if available and satisfactory funding is insufficient at any time in the future, we may be unable to respond to competitive pressures or customers' requirements regarding vessel maintenance and fleet age or take advantage of business opportunities. Failure to obtain additional financing could have a material adverse effect on our business, results of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.

As our product tanker fleet ages, we are exposed to increased operating costs and decreased competitiveness, which could adversely affect our earnings, and the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
Our owned vessels had an average age of 11 years as of December 31, 2018. The recent introduction of eco-designs for vessels emphasizes that there is a continuous need for us to focus on cost optimizing measures to remain competitive, which may require us to more rapidly upgrade our product tanker fleet in the future. We may not be able to fund or secure additional financing to complete the acquisition of new or second-hand vessels required to renew and upgrade our product tanker fleet, which may lead to deterioration of our product tanker fleet's performance.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel, and the current age of our fleet means that we must spend substantial resources on maintenance. It is also difficult to estimate with certainty the maintenance and operating costs that will be incurred for an older vessel and there is a risk that these costs will exceed expectations. Further, older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. This difference in fuel-efficiency is likely to be compounded in 2020 when the IMO expects to implement lower sulfur fuel requirements. Cargo insurance rates increase with the age of a vessel, as older vessels may be less desirable to charterers and may be restricted in the type of activities in which the vessels can engage. Some oil companies chartering our vessels have stricter compliance and maintenance requirements on vessels of 15 years of age or older and therefore such vessels’ tradability may decrease.  Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
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
Our vessels are subject to inspections from government and private entities, and we are required to obtain permits, licenses and certificates for the operation of our vessels as well as vetting or other types of commercial and operational approvals. In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by the vessel's country of registry. Classification societies are non-governmental, self-regulating organizations and certify that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel. A vessel must undergo various mandatory surveys. A vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company's vessels are on survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is subject to statutory annual, intermediate and special surveys in a five-year cycle, this will include two surveys of the vessels underwater areas. If any vessel fails any survey, the vessel may be unable to trade between ports and therefore be unemployable, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including Sarbanes-Oxley, and the listing and other requirements of Nasdaq New York. The various financial and other reporting obligations will place significant demands on our management, administrative, operational and accounting resources and will cause us to incur significant legal, accounting and other expenses that we have not incurred in the past. We expect these rules and regulations to increase our legal and financial compliance costs and may divert management's attention to ensure compliance and to make some activities more time-consuming and costly. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. We cannot accurately predict the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.
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
We are currently undergoing a chief financial officer transition and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.
On December 4, 2018, we announced the resignation of Christian Søgaard-Christensen from his role as Chief Financial Officer of TORM A/S. As a result, we have commenced a recruitment process for a new replacement Chief Financial Officer with Mr. Søgaard-Christensen remaining in his position until the earlier of the appointment of a new Chief Financial Officer or November 2019. Our future development and prospects depend to a large degree on the experience, performance and continued service of our senior management team. Retention of these services or the identification of suitable replacements cannot be guaranteed. There can be no guarantee that the services of the current Directors and senior management team will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact our ability to commercial and financial performance. The loss of the services of any of the Directors or other members of the senior management team and the costs of recruiting replacements may have a material adverse effect on our commercial and financial performance as well. If we are unable to hire, train and retain such personnel in a timely manner, our operations could be delayed and our ability to grow our business will be impaired and the delay and inability may have a detrimental effect upon our performance.

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
If we or our subsidiaries are not entitled to the exemption under Section 883 of the Code or under the terms of a U.S. income tax treaty for any taxable year, we and our subsidiaries would be subject to a 4% U.S. federal income tax on gross U.S. source shipping income for such taxable year. The imposition of this taxation could have a negative effect on our business and result in decreased earnings available for distribution to our shareholders. For example, if the benefits of Section 883 and the applicable U.S. income tax treaties were unavailable for our taxable year ended December 31, 2018, we estimate that our U.S. federal income tax liability for such taxable year would have increased by approximately $4 million, although our U.S. federal income tax liability for future taxable years would vary depending upon the amount of U.S. source shipping income that we earn in each such year. See Item 10. "Additional Information—E. Taxation—United States Federal Income Taxation of the Company" for a more comprehensive discussion.
Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
We are currently subject to tonnage tax schemes in Denmark and Singapore. If our participation in the tonnage tax schemes in these countries is abandoned, or if our level of investments and activities in these countries are significantly reduced, we may have to pay a deferred tax liability, which as of December 31, 2018 is $45 million.
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

In order to reduce the exposure to these risks, we carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, cyber and crime insurance, protection and indemnity insurance, including pollution risks, crew insurance and war risk insurance. Incidents may occur where we may not have sufficient insurance coverage, and some claims may not be covered. Furthermore, insurance costs may increase as a consequence of unforeseen incidents or other events beyond our control. In addition, in the future particularly in adverse market conditions it may not be possible to procure adequate insurance coverage or only on commercially unacceptable terms.
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
As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to parts of our revenues being received and operating expenses paid in currencies other than United States dollars. We use United States dollars as the functional currency because the majority of the Company's transactions are denominated in United States dollars. Thus, the Company's exchange rate risk is related to cash flows not denominated in United States dollars. The primary risk relates to transactions denominated in Danish Krone or DKK, Euro or EUR, Indian Rupee or INR, Singapore Dollar or SGD, or other major currencies, which relate to administrative and operating expenses.
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
We are an English company, and our executive offices are located outside of the United States. Our officers and the majority of our directors and some of the experts named in this document reside outside of the United States. In addition, substantially all of our assets and the assets of our officers, directors and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons or enforcing any judgments obtained in U.S. courts to the extent assets located in the United States are insufficient to satisfy the judgments. In addition, original actions or actions for the enforcement of judgments of U.S. courts with respect to civil liabilities solely under the federal securities laws of the United States may not be enforceable in England.
We may be exposed to fraudulent behavior, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
The risk of fraud is inherent in all industries and is not specific to the shipping industry. However, historically, the shipping industry has involved an increased risk of fraud and fraudulent behavior. Potential fraud risks include purposeful manipulation and misrepresentation of financial statements, misappropriation of tangible assets, intangible assets and proprietary business opportunities, corruption including bribery and kickbacks and cyberattacks. We have established a system of internal controls to prevent and detect fraud and fraudulent behavior, consisting of segregation of duties, authorizations for trading, purchase and approval, codes of ethics and conduct, close monitoring of our financial position and a whistleblower facility. Moreover, we have implemented a fraud awareness campaign and instituted additional fraud prevention processes in cooperation with leading fraud prevention specialists.
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
Our ability to operate our business and service our customers is dependent on the continued operation of our information technology, or IT, systems, including our IT systems that relate to, among other things, the location, operation, maintenance and employment of our vessels. Our IT systems may be compromised by a malicious third party, man-made or natural events, or the intentional or inadvertent actions or inactions by our employees or third-party service providers.  If our IT systems experience a breakdown, including as a result of cyberattacks, our business information may be lost, destroyed, disclosed, misappropriated, altered or accessed without consent, and our IT systems, or those of our service providers, may be disrupted.
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
Any breakdown in our IT systems, including breaches or other compromises of information security, whether or not involving a cyberattack, may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorized disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems and the diversion of management's attention and resources. In addition, such breakdown could result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees and compensation or incentives offered to third parties whose data has been compromised. We may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees as well as potential settlements, judgments and fines.
Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyberattacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel and training employees. Further, as cyberthreats are continually evolving, our controls and procedures may become inadequate, and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Risks Relating to Our Indebtedness
We have a significant amount of financial debt, and servicing our current or future indebtedness limits funds available for other purposes.
As of December 31, 2018, we had an interest-bearing debt, which includes mortgage debt and bank loans, finance lease liabilities and net of amortized bank fees of $755 million and net interest-bearing debt, which includes interest-bearing debt net of cash and cash equivalents of $627 million.
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

Our ability to service our debt will, among other things, depend on our future financial and operating performance, which will be affected by prevailing economic conditions as well as financial, business, regulatory, competitive, technical and other factors, some of which are beyond our control. If our cash flow is not sufficient to service our current or future indebtedness, we will be forced to take action such as reducing or delaying business activities, acquisitions or investments, selling assets, restructuring or seeking additional capital, which may not be available to us. We may not be able to affect any of these remedies on satisfactory terms, without the consent of our lenders or at all. Additionally, a default under any indebtedness or other financial agreement by a subsidiary may constitute an event of default under other borrowing arrangements pursuant to cross-default provisions. Our inability to service and repay our debt upon maturity could have a material adverse effect on our future performance, results of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.
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
As of December 31, 2018, we were in compliance with the financial covenants contained in our debt facilities.
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
We are exposed to volatility in the USD London Interbank Offered Rate, or LIBOR, which could affect our profitability, earnings and cash flow.
The amounts outstanding under certain of our debt facilities have been, and amounts under additional debt facilities that we may enter in the future will generally be, advanced at a floating rate based on LIBOR, which has been stable since 2009, but was volatile in prior years, and will affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels and may rise in the future as the current low interest rate environment comes to an end.
LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.
In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. As of December 31, 2018, we had hedged the interest rate on approximately 50% of our outstanding interest-bearing debt at an interest rate of 2.16% plus margin. While we hedge parts of our exposure to floating rate interest rates via interest rate swaps, our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our debt facilities and any other financing arrangements we may enter into in the future. No assurance can be given that the use of these derivative instruments , or any others that we may use in the future, will effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.
We are exposed to the proposed disappearance of USD London Interbank Offered Rate, or LIBOR, in 2021, which could affect our interest expenses.
LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations.
The banks that submit loan rates are supposed to submit interest rates that they would pay for borrowing from other banks. But since there are few unsecured bank-to-bank lending transactions, they use “expert judgment” to provide most of their inputs for LIBOR calculation. The lack of transactions has led to increasing regulatory pressure to end the use of LIBOR altogether. In fact, the UK’s Financial Conduct Authority announced that after 2021, it will no longer “compel or persuade” banks to submit rates. The continuation of LIBOR beyond 2021 would then rely on voluntary submissions from the panel banks, which is far from certain.
In response to the potential discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace the U.S. Dollar LIBOR: the Secured Overnight Financing Rate, of "SOFR". However, SOFR and other alternatives are fundamentally different to LIBOR and to each other. This means a transition will be more than an administrative challenge.

The phasing out or discontinuation of LIBOR poses the risk that our loans and swaps would be forced to be anchored to a new benchmark rate, and that shift could have a substantial effect such as a sudden jump to higher interest rates on our loans. Our loan agreements contain an unavailability of screen rate clause in case LIBOR ceases to be provided. In this case LIBOR will be replaced by a reference bank rate defined as the interest rate at, which the relevant Reference Bank could borrow funds in the London interbank market in dollars for the relevant period. TORM’s interest rate hedging agreements only includes fallbacks which apply if the rate does not appear on the screen. These fallbacks were not generally drafted with permanent cessation in mind. The governing body ISDA published a benchmark supplement in September 2018, which incorporates definitions that apply in case of a permeant LIBOR cessation. TORM intends to incorporate such permeant LIBOR cessation clauses into the existing ISDA agreements. However, there is a risk that our loan agreements and interest rate swap agreements will be anchored to the same rates if the counterparties fail to agree to these clauses.
Risks Relating to an Investment in Our Class A common shares
The majority of our Class A common shares are held by a limited number of shareholders, which may create conflicts of interest.
As a result of the 2015 Restructuring, a large portion of our Class A common shares are beneficially held by a limited number of shareholders, including Njord Luxco, a company affiliated with Oaktree and its affiliates. Njord Luxco is our controlling shareholder. As of the date of this annual report and following our private placement of Class A common shares, or the Private Placement, which closed on January 26, 2018, and in which Oaktree purchased 8,214,548 of the offered Class A common shares, Oaktree owns approximately 47,600,172 Class A common shares, or approximately 64.1% of our issued and outstanding Class A common shares (assuming no Consideration Warrants (defined below) or Restricted Share Units (RSUs) are exercised). One or a limited number of shareholders may have the ability, either acting alone or together as a group, to influence or determine the outcome of specific matters submitted to our shareholders for approval, including the election and removal of directors and amendments to the Articles of Association such as changes to our issued share capital or any merger or acquisition. Our Articles of Association contain certain restrictions on us undertaking certain actions unless the approval by certain of our Directors and/or a particular majority of our shareholders is obtained. Such restrictions may hamper or impede our ability to take certain corporate actions in a timely manner or at all. Any changes to the composition of the Board of Directors may lead to material changes to our business going forward.
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

Further, Njord Luxco, companies affiliated with Njord Luxco and companies affiliated with Njord Luxco's indirect parent, Oaktree, hold substantial commercial and financial interests in other shipping companies, including companies that are active in the same markets as us, and with whom we might compete from time to time. Any material conflicts of interest between us and Njord Luxco, Oaktree and/or other shareholders may not be settled in our favor and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
An active and liquid market for our Class A common shares may not develop or be sustained.
TORM plc's Class A common shares commenced trading on Nasdaq New York on December 11, 2017, prior to which there had been no established trading market for those shares in the United States. Our Class A common shares now trade on both Nasdaq New York and Nasdaq Copenhagen. Active and liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants.  Since the listing of our Class A common shares on Nasdaq New York, a limited number of our Class A common shares have traded on Nasdaq New York. If a more active trading market for our Class A common shares does not develop, the price of the Class A common shares may be more volatile, and it may be more difficult and time-consuming to complete a transaction in the Class A common shares, which could have an adverse effect on the realized price of the Class A common shares, or we could be delisted from Nasdaq New York. We cannot predict the price at which our Class A common shares will trade and cannot guarantee investors can sell their shares at or above the issuance price. There is no assurance that a more active and liquid trading market for our Class A common shares will develop or be sustained in the United States.
We are an "emerging growth company", and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will make our Class A common shares less attractive to investors.
We are an "emerging growth company", as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for up to five years. We are now one year into the five-year period as an emerging growth company. Investors may find our Class A common shares and the price of our Class A common shares less attractive because we rely, or may rely, on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.
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
We could remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act, although a variety of circumstances could cause us to lose that status earlier. For as long as we take advantage of the reduced reporting obligations, the information that we provide to shareholders may be different from information provided by other public companies.

We cannot guarantee that our Board of Directors will declare dividends.
Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our Articles of Association, applicable law and in accordance with loan agreements. We can only distribute dividends to shareholders out of funds legally available for such payments. Our Board of Directors makes determinations regarding the payment of dividends in their sole discretion, and there is no guarantee that we will be able to or decide to pay dividends to shareholders in the future. In addition, our dividend policy provides that up to 50% of the net profit for the financial year, payable on a quarterly basis, may be distributed as a dividend. On May 12, 2016, we announced a new distribution policy, pursuant to which we intend to distribute 25-50% of our net income on a semi-annual basis. We did not declare any dividends or distributions in the 2018 fiscal year.
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
We may issue additional securities without shareholder approval, which may dilute ownership interests of existing shareholders and may depress the market of our securities.
We may issue additional securities of equal or senior rank to existing securities, without shareholder approval, in a number of circumstances. At the Company's 2016 Annual General Meeting of Shareholders, our Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expire on March 14, 2021.
The issuance by us of additional securities of equal or senior rank to existing securities may have the following effects:
•	our existing shareholders’ proportionate ownership interest in us may decrease;
•	the amount of cash available for dividends or interest payments may decrease;
•	the relative voting strength of previously issued outstanding securities may be diminished; and
•	the market price of our securities may decline.
In January 2018, we completed our Private Placement in which we issued 11,920,000 new Class A common shares. In addition, as of the date of this annual report, we had 4,711,953 warrants outstanding with each warrant being convertible into one Class A common share, par value $0.01 per share, against payment of a subscription price in cash to us of DKK 95.24. The warrants can be exercised until July 13, 2020. In accordance with our remuneration policy, our Board of Directors has, as part of the long-term incentive program, granted certain members of our management and employees Restricted Share Units, or RSUs, in the form of restricted stock options. The RSUs aim at incentivizing the employees to seek to improve the performance of the Company and thereby our share price for the mutual benefit of themselves and our shareholders. There were an aggregate of 2,726,131 RSUs outstanding as of the date of this annual report. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. The RSUs will vest over a three to five-year period from the grant date with an exercise price for each Class A common share of DKK 93.6 and 53.7. The exercise price on the RSUs may be adjusted by the Board of Directors to reflect dividend payments made to shareholders. Assuming the exercise of all of our outstanding warrants and full vesting and exercise of our outstanding RSUs, this would result in the issuance of 7,438,084 additional Class A common shares representing approximately 10% of our issued and outstanding Class A common shares. Please see Item 10. "Additional Information—A. Share Capital—Warrants” and “—Restricted Share Units”.

Our share price may be highly volatile, and future sales of our Class A common shares could cause the market price of our Class A common shares to decline.
The market price of TORM A/S' and TORM plc's shares, as applicable, has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. The stock market experiences extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have a material adverse effect on the market price of our Class A common shares and impact a potential sale price if holders of our Class A common shares decide to sell their shares.
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
As of the date of this annual report, our issued (and fully paid up) share capital is $742,188.48, which is represented by 74,218,846 Class A common shares (which includes 312,871 treasury shares), one Class B share and one Class C share. Issuances and sales of a substantial number of Class A common shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our Class A common shares. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Our shareholders may incur dilution from any future equity offering.
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
We are incorporated under the laws of England and Wales. Several of our directors reside outside the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to serve legal process on us or our directors or have any of them appear in a U.S. court. The United States and the United Kingdom do not currently have a treaty providing for the recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The enforceability of any judgment of a U.S. federal or state court in the United Kingdom will depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether a U.K. court would recognize the basis on which a U.S. court had purported to exercise jurisdiction over a defendant). In this context, there is doubt as to the enforceability in the United Kingdom of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it did not seek to compensate the claimant for loss or damage suffered and was intended to punish the defendant.
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

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies to the Company. If at the time of a takeover offer the Takeover Code still applies, we would be subject to a number of rules and restrictions, including - but not limited to - the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders.
Njord Luxco holds over 50% of our voting share capital, and therefore, if the Takeover Panel were to determine that we were subject to the Takeover Code, Njord Luxco would be able to increase its aggregate holding in us without triggering the requirement under Rule 9 of the Takeover Code to make a cash offer for the outstanding shares in the Company.
The United Kingdom has formally initiated the withdrawal process from the European Union, and the implications for the laws and regulations in the United Kingdom and the impact on the global economy are uncertain.
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
While we believe that being incorporated in England and Wales and resident for tax purposes in the United Kingdom should help us maintain a competitive worldwide effective corporate tax rate, we cannot give any assurance as to what our effective tax rate will be. This is, among other things, because of uncertainties regarding the tax policies of all the jurisdictions where we operate our business and uncertainties regarding the application to our structure, which is complex, of the tax laws of various jurisdictions, including, without limitation, Denmark, the United States and the United Kingdom. Because of this uncertainty, our actual effective tax rate may vary from our expectation and that variance could be material. The G20 and the Organization for Economic Co-Operation and Development are currently focused on the taxation of multinational corporations as part of the Base Erosion and Profit Shifting Project, or BEPS. The implementation of BEPS outcomes in the jurisdictions in which we operate may have an impact on our effective tax rate, which, in turn, could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
TORM plc and certain of its subsidiaries have entered and may in the future enter into internal agreements which must be at market value or on terms no more favorable than would have been agreed if the transaction was not conducted on an intra-group basis.
We have global operations, and the functions related to owning and operating a global scale product tanker fleet are spread across various subsidiaries, including crewing, technical maintenance, chartering and ownership of vessels. Cross-border business within our foreign subsidiaries and TORM plc can be complicated. We will likely enter into further agreements by and among our subsidiaries on the one hand and TORM plc on the other hand in the future. To ensure compliance with transfer pricing regulations, such transactions must in general be conducted on arm's length basis. We believe that these transactions are on arm's length terms, but no assurance can be given that we would not have been able to secure more favorable terms from third parties.

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
TORM plc is a tax resident of the United Kingdom and owns 100% of the shares of TORM A/S and should as a starting point be entitled to the benefits under the EU Parent/Subsidiary Directive (2011/96/EU) provided TORM plc is the beneficial owner of the dividends and is not subject to Danish anti-abuse rules. It is, however, not currently clear whether similar provisions would continue to apply following the United Kingdom's intended departure from the European Union.
However, TORM plc should be entitled to the benefit of the double tax treaty entered into between Denmark and the United Kingdom. The double tax treaty reduces dividend withholding tax to nil for wholly-owned subsidiaries (where the relevant conditions are satisfied), and its protection would, in principle, be available regardless of the United Kingdom's departure from the European Union. In order for the double tax treaty to apply, TORM plc must be considered the beneficial owner of the dividends and must not be subject to Danish anti-abuse rules. We believe that the group structure, the level of business activity carried out in the United Kingdom by TORM plc, the economic risk of TORM plc and TORM plc's right to dispose of dividends received justify that TORM plc is the beneficial owner of dividends received from TORM A/S, that TORM plc is not a conduit entity and that Danish anti-abuse rules should not apply.
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
We are one of the world's largest carriers of refined oil products. Our activities are primarily the transportation of clean petroleum products, such as gasoline, jet fuel, kerosene, naphtha and gas oil, and occasionally dirty petroleum products, such as fuel oil. We are active in all larger vessel segments of the product tanker market from Handysize to Long Range 2 (LR2) tankers. For an overview of the specifications of our fleet, reference is made to "TORM Fleet Overview" on pages 143-145 of our Annual Report 2018.  In addition, as of the date of this annual report, we have nine newbuildings, two LR1 vessels and seven MR vessels, currently under construction. See Item 4. "Information on the Company—B. Business Overview."
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
2015 Restructuring
In July 2015, TORM A/S completed a restructuring and recapitalization, which we refer to as the 2015 Restructuring, pursuant to a restructuring agreement between us, Oaktree Capital Management L.P., or Oaktree, and certain of our pre-2015 Restructuring lenders. The net result of the 2015 Restructuring was that (i) pre-2015  Restructuring lenders received approximately 99% of TORM A/S' share capital in consideration for the write-down of certain of our indebtedness (ii) the TORM Group acquired 25 product tankers and contracts for the construction of six MR product tanker newbuildings (subsequently delivered to us in 2015 and 2016), from Njord in exchange for TORM A/S shares, this part of the 2015 Restructuring referred to as the Combination and (iii) Njord Luxco became our majority shareholder.
Exchange Offer, Redomiciliation and Current Corporate Structure
In April 2016, TORM established a new corporate structure of the TORM Group including the insertion of a publicly-held parent company incorporated under the laws of England and Wales, TORM plc., which we refer to as the Redomiciliation.
To effect the Redomiciliation, we commenced an Exchange Offer, pursuant to which TORM plc effectively acquired all of the outstanding securities of TORM A/S in exchange for the securities of TORM plc. TORM plc’s Class A common shares were listed on Nasdaq Copenhagen on April 19, 2016, and TORM A/S’ Danish A shares were delisted from Nasdaq Copenhagen on April 26, 2016. For more information on our share capital, see Item 10. "Additional Information—A. Share Capital".
Listing on Nasdaq New York
In December 2017, we effected a direct listing of our Class A common shares on Nasdaq New York. Our Class A common shares commenced trading on Nasdaq New York under the symbol "TRMD" on December 11, 2017. As a result of our listing on Nasdaq New York, our Class A common shares may be traded on both Nasdaq New York and Nasdaq Copenhagen. All of our outstanding Class A common shares are identified by CUSIP G89479 102 and ISIN GB00BZ3CNK81. Reference is made to "Chairman’s Statement⸻US Listing and Sarbanes-Oxley Reporting" on page 6 of the Annual Report 2018 for a description of the U.S. listing.

Private Placement
In January 2018, we completed a private placement of 11,920,000 Class A common shares for gross proceeds of approximately $100 million, or the Private Placement. Njord Luxco fully backstopped this offering and purchased approximately $70 million of our Class A common shares in the Private Placement. Following the Private Placement and as of the date of this prospectus, Njord Luxco owns approximately 64.4% of our outstanding Class A common shares and our one outstanding C share, the voting rights associated with which relate to election and dismissal of members of the Board of Directors and certain amendments to our Articles of Association.
Recent and Other Developments
In the first quarter of 2019, TORM entered into an agreement to sell the MR vessel TORM Amazon (built in 2002). The vessel was delivered to the new owners during the first quarter of 2019.
B.	Business Overview
Our Fleet
The following table sets forth summary information regarding our fleet of owned product tankers, including the vessels that we charter in as of the date of this annual report.
Vessel Name	Type	DWT	Year Built	Shipyard(1)
Owned On-the-Water Product Tankers
TORM Kristina	LR2	99,999	1999	Halla
TORM Gudrun	LR2	99,999	2000	Hyundai
TORM Ingeborg	LR2	99,999	2003	Samho
TORM Valborg	LR2	99,999	2003	Samho
TORM Marina	LR2	109,672	2007	Dalian New
TORM Maren	LR2	109,672	2008	Dalian New
TORM Mathilde	LR2	109,672	2008	Dalian New
TORM Herdis	LR2	114,000	2018	GSI
TORM Hermia	LR2	114,000	2018	GSI
TORM Hellerup	LR2	114,000	2018	GSI
TORM Hilde	LR2	114,000	2018	GSI
TORM Sara	LR1	72,718	2003	Samsung
TORM Estrid	LR1	74,999	2004	Hyundai
TORM Emilie	LR1	74,999	2004	Hyundai
TORM Ismini	LR1	74,999	2004	Hyundai
TORM Signe	LR1	72,718	2005	Samsung
TORM Sofia	LR1	72,660	2005	Samsung
TORM Venture	LR1	73,700	2007	New Century
TORM Gunhild	MR	44,999	1999	Halla
TORM Cecilie	MR	44,999	2001	STX
TORM San Jacinto	MR	47,038	2002	Onomichi
TORM Gertrud	MR	45,990	2002	STX
TORM Gerd	MR	45,960	2002	STX
TORM Caroline	MR	44,999	2002	STX
TORM Moselle	MR	47,024	2003	Onomichi
TORM Rosetta	MR	47,015	2003	Onomichi
TORM Carina	MR	46,219	2003	STX
TORM Freya	MR	45,990	2003	STX

TORM Thyra	MR	45,950	2003	STX
TORM Camilla	MR	44,990	2003	STX
TORM Horizon	MR	46,955	2004	Hyundai Mipo
TORM Resilience	MR	49,999	2005	STX
TORM Thames	MR	47,036	2005	Hyundai Mipo
TORM Helvig	MR	46,187	2005	STX
TORM Ragnhild	MR	46,187	2005	STX
TORM Eric	MR	44,999	2006	STX
TORM Platte	MR	46,959	2006	Hyundai Mipo
TORM Kansas	MR	46,955	2006	Hyundai Mipo
TORM Republican	MR	46,955	2006	Hyundai Mipo
TORM Loke	MR	51,372	2007	SLS
TORM Hardrada	MR	45,983	2007	Shin Kurushima
TORM Lene	MR	49,999	2008	GSI
TORM Laura	MR	49,999	2008	GSI
TORM Lotte	MR	49,999	2009	GSI
TORM Louise	MR	49,999	2009	GSI
TORM Lilly	MR	49,999	2009	GSI
TORM Alice	MR	49,999	2010	GSI
TORM Alexandra	MR	49,999	2010	GSI
TORM Aslaug	MR	49,999	2010	GSI
TORM Agnete	MR	49,999	2010	GSI
TORM Almena	MR	49,999	2010	GSI
TORM Atlantic	MR	49,999	2010	GSI
TORM Agnes	MR	49,999	2011	GSI
TORM Amalie	MR	49,999	2011	GSI
TORM Arawa	MR	49,999	2012	GSI
TORM Anabel	MR	49,999	2012	GSI
TORM Astrid	MR	49,999	2012	GSI
TORM Thor	MR	49,842	2015	Sungdong
TORM Timothy	MR	49,842	2015	Sungdong
TORM Thunder	MR	49,842	2015	Sungdong
TORM Titan	MR	49,842	2016	Sungdong
TORM Torino	MR	49,842	2016	Sungdong
TORM Troilus	MR	49,842	2016	Sungdong
TORM Sovereign	MR	50,000	2017	Hyundai Mipo
TORM Supreme	MR	50,000	2017	Hyundai Mipo
TORM Garonne	Handysize	37,178	2004	Hyundai Mipo
TORM Loire	Handysize	37,106	2004	Hyundai Mipo
TORM Saone	Handysize	36,986	2004	Hyundai Mipo
TORM Tevere	Handysize	37,383	2005	Hyundai Mipo
TORM Gyda	Handysize	36,207	2009	Hyundai Mipo

Chartered-in Product Tankers
TORM Helene(2)	LR2	99,999	1997	Hyundai
TORM Vita(2)	MR	46,350	2002	STX
TORM Mary(2)	MR	46,350	2002	STX

Newbuildings
Hull no. 15121140	LR1	75,000	Exp. 2019	GSI
Hull no. 15121141	LR1	75,000	Exp. 2019	GSI
Hull no. 15121034	MR	49,999	Exp. 2019	GSI
Hull no. 15121035	MR	49,999	Exp. 2019	GSI
Hull no. 15121036	MR	49,999	Exp. 2019	GSI
Hull no. 15121037	MR	49,999	Exp. 2019	GSI
Hull no. 15121038	MR	49,999	Exp. 2019	GSI
Hull no. 15121039	MR	49,999	Exp. 2019	GSI
Hull no. 15121040	MR	49,999	Exp. 2020	GSI
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

 (2) Vessels were sold and leased back on bareboat charter with a contract expiration in 2022. We have a purchase option for the individual vessels. The vessels are accounted for as financial lease.

Fleet Development
Vessel Acquisitions
During 2018, we took delivery of four LR2 newbuildings, or the LR2 Product Tanker Newbuildings, and in connection with the delivery of these vessels we have incurred borrowing of $115 million under our secured term loan facility with the Export-Import Bank of China, or the CEXIM Facility. During 2018, we ordered an additional three MR vessels from GSI, bringing the total remaining newbuilding program to seven MR vessels, the MR Product Tanker Newbuildings, and two LR1 vessels, the LR1 Product Tanker Newbuildings, with expected deliveries during 2019 and the first quarter of 2020. To finance the LR1 Product Tanker Newbuildings, we entered into a new secured loan agreement with ABN AMRO for up to $70 million, and subject to documentation we have secured a loan with Kreditanstalt für Wiederaufbau, or KfW, for up to $46 million to finance two of the MR Product Tanker Newbuildings. All of the remaining newbuildings are being constructed with scrubbers, and as of December 31, 2018 we had a remaining CAPEX commitment of $258 million relating to these vessels.
We plan to finance the four MR Product Tanker Newbuildings that we ordered in 2017 under a new tranche of borrowings which will be consolidated with our existing facility with Danish Ship Finance A/S, or DSF (as amended and restated, the DSF Facility). In 2017, we agreed with Hyundai Mipo to acquire the construction contracts for two MR vessels then under construction at Hyundai Mipo, or the Hyundai Mipo MR Resale Vessels. We financed the purchase price of the Hyundai Mipo MR Resale Vessels, which were delivered to us in September 2017, with cash from operations and borrowings under our secured term loan facility with ING Bank NV, or the ING Facility.
For information about our financing agreements and the financing agreements into which we expect to enter, see Item 5. "Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements".
Vessel Dispositions
During 2017, we sold TORM Anne (built in 1999), TORM Madison (built in 2000), TORM Trinity (built in 2000), TORM Fox (built in 2005) and TORM Rhone (built in 2000). We sold these five vessels for aggregate proceeds of $39 million, and we delivered the first four vessels to their respective buyers in 2017 and the last vessel to its buyer in the first quarter of 2018.
In October 2018, TORM entered into an agreement to sell TORM Clara (built in 2000), and in the third quarter TORM entered into agreements to sell two other vessels: TORM Neches (built in 2000) and TORM Ohio (built in 2001).  The three vessels were sold for a total consideration of approximately $20 million and the sale proceeds were used to repay approximately $12 million of indebtedness secured by these vessels.  All three vessels have been delivered to the new owners.  In December 2018, TORM entered into an agreement to sell TORM Charente (built in 2001), which was delivered to its buyer in the first quarter of 2019. In January 2019, entered into an agreement to sell TORM Amazon (built in 2002), which was delivered to the new owners in the first quarter of 2019.

Scrubber Investments
In the fourth quarter of 2018, TORM established a joint venture with ME Production, a leading scrubber manufacturer, and Guangzhou Shipyard International, which is part of the China State Shipbuilding Corporation group. The joint venture, named ME Production China, will manufacture scrubbers in China and deliver them to a range of maritime industry customers for both newbuildings and retrofitting. TORM holds an ownership stake of 27.5% in the new joint venture. In connection with the establishment of the joint venture, TORM has ordered a number of scrubbers from ME Production China. With these orders, TORM has committed to install scrubbers on 21 vessels and signed a letter of intent for installations up to a total of 39 vessels, or approximately half of TORM’s fleet.
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
Employment of Our Product Tanker Fleet
Our current strategy is to employ our vessels worldwide primarily in the spot market. We believe that this will enable us to take advantage of potential increases in product tanker hire rates in the near term. We may seek to employ some of our vessels on longer-term time charter contracts, if customer needs and expected returns make this more attractive. Employing vessels on longer-term contracts may provide us with the benefits of stable cash flows and high utilization rates. In addition, from time to time, we may employ our vessels on shorter-term charters and under COAs. Reference is made to the Glossary on page 146 of the Annual Report 2018 for the definitions of Spot Market, Time Charter, COA and Bareboat Charter.
Coverage
For information on the coverage of our Fleet, including the definitions of certain key terms related to the coverage of our Fleet, reference is made to "Outlook 2019" on pages 12-14 of the Annual Report 2018 and to the Glossary on page 146 of the Annual Report 2018.
Management of Our Fleet
For information on management of our fleet, reference is made to "Strategic Ambition and Business Model—One TORM—Strong Integrated Operating Platform" on page 19 of the Annual Report 2018.
Customers
We generate revenue by charging customers for the transportation of refined oil products and crude oil. Many of our largest customers in the product tanker segment are companies operating in the oil industry such as major oil companies, state-owned oil companies and international trading houses.
Customer Concentration
During 2018, our 20 largest customers accounted for approximately 75% of our total revenue. None of our other customers accounted for more than 2% of our total revenues.

Our Business Strategy
For information on our business strategy, reference is made to "Strategic Ambition and Business Model" on pages 17-19 and "Value Chain in Oil Transportation" on page 21 of the Annual Report 2018.
The Product Tanker Industry
For information on the product tanker industry, reference is made to "The Product Tanker Market" on pages 22-25 of the Annual Report 2018. For information on the risks associated with operating within the product tanker market, see Item 3. "Key Information—D. Risk Factors— Risks Related to Our Business and Our Industry."
Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expenses, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor masters or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of the vessels in our product tanker fleet or lead to the invalidation or reduction of our insurance coverage. We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the recycling of older vessels throughout the industry.  Each of our vessels is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate survey and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater parts of the vessel and for necessary repair stemming from the inspection. Special surveys frequently require dry-docking.
Increasing environmental concerns have created a demand for product tankers that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national, and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations, and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization
The IMO is a specialized agency of the United Nations responsible for setting global standards for the safety, security and environmental performance of vessels engaged in international shipping. The IMO's primary objective is to create a regulatory framework for the shipping industry that is fair and effective, and universally adopted and implemented. The IMO has adopted several international conventions that regulate the international shipping industry, including, but not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to dry bulk and LNG carriers as well as oil tankers, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. CAS is not applicable to our vessels. For ships older than 15 years we carry our voluntary CAP ( Condition Assessment program)  rating along with ESP. We may need to make certain financial expenditures to maintain CAP Rating.
Air Emissions
In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of “volatile organic compounds” from certain tankers and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs), are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect on March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other certain areas including areas in China that are subject to local regulations also impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy-Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against shipowners. We believe that our vessels are in substantial compliance with SOLAS and LL Convention standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards). All our vessels comply with these requirements as applicable.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels to be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”).  As of February 2017, all seafarers are required to meet the STCW standards and to be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed, and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast water exchange become mandatory under the BWM Convention, the cost of compliance could increase for ocean-going carriers, which may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast water exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (“the CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised.  The right to limit liability is forfeited under the CLC, where the spill is caused by the shipowner’s actual fault, and under the 1992 Protocol, where the spill is caused by the shipowner’s intentional or reckless act or omission, where the shipowner knew pollution damage would probably result.  The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States, where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
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
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Wreck Removal
The Nairobi Convention on the Removal of Wrecks, or the Wreck Removal Convention, entered into force on April 14, 2015 and contains obligations for shipowners to effectively remove wrecks located in a member state's exclusive economic zone or equivalent 200 nautical miles zone. The Wreck Removal Convention places strict liability, subject to certain exceptions, on a vessel owner for locating, marking and removing the wreck of any owned vessel deemed to be a hazard due to factors such as its proximity to shipping routes, traffic density and frequency, type of traffic and vulnerability of port facilities as well as environmental damage. It also makes government certification of insurance, or other form of financial security for such liability, compulsory for ships of 300 gross tonnage and above.
Member states may intervene in certain situations. They can remove, or have removed, wrecks that pose a danger or impediment to navigation or that may be expected to result in major harmful consequences to the marine environment, or damage to the coastline or related interests, of one or more member states. The same applies for a ship that is about, or may reasonably be expected, to sink or to strand as set forth in the Wreck Removal Convention. The cost of such removal and other measures falls on the vessel owner.
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
Compliance Enforcement
Non-compliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
OPA established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone around the United States.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i) injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii) injury to, or economic losses resulting from, the destruction of real and personal property;
(iv) loss of subsistence use of natural resources that are injured, destroyed or lost;
(iii) net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property or natural resources;

(v) lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi) net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for an oil tanker, other than a single-hull oil tanker, over 3,000 gross tons liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. Similarly, the limitation on liability does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports that the Company’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargos are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.”  The agencies are accepting public comment on the proposal. The public comment period is expected to close on 15 April 2019.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast water exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VPG and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.
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

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
Greenhouse Gas Regulations
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005, and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
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
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
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

•
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and are to be carried out either at or between the second and third Annual Surveys after Special Periodical Survey No. 1 and subsequent Special Periodical Surveys. Those items which are additional to the requirements of the Annual Surveys may be surveyed either at or between the second and third Annual Surveys. After the completion of the No. 3 Special Periodical Survey, the following Intermediate Surveys are of the same scope as the previous Special Periodical Survey.

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

Most vessels are subject also to a minimum of two examinations of the outside of a vessel's bottom and related items during each five-year special survey period. Examinations of the outside of a vessel's bottom and related items are normally to be carried out with the vessel in dry-dock, but an alternative examination while the vessel is afloat by an approved underwater inspection may be considered. Such an examination is to be carried out in conjunction with the Special Periodical Survey, and in this case the vessel must be in dry-dock. For vessels older than 15 years (after the 3rd Special Periodical Survey), the bottom survey must always be in the dry-dock. In all cases, the interval between any two such examinations is not to exceed 36 months.
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
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
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
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity from mutual associations, or “clubs.”

Our current protection and indemnity insurance coverage for pollution is $ 1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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
We own no properties other than our vessels. We lease office space in various jurisdictions and had the following material leases in place as of December 31, 2018:
•	London, United Kingdom, located at Birchin Court 20, Birchin Lane, EC3V 9DU with 1 employee at this location;

•	Hellerup, Denmark, located at Tuborg Havnevej 18, with approximately 129 employees at this location;
•	Singapore, Singapore, located at 6 Battery Road #27-02, with approximately 14 employees at this location;
•	Houston, Texas, USA, located at Suite 710, 2500 City West Boulevard, with approximately 7 employees at this location;
•	Manila, the Philippines, located at 7th Floor Salcedo Towers, 169 HV dela Costa Street, with approximately 37 employees at this location;
•	Cebu, the Philippines, located at 5th Floor Park Centrale Bld, Jose Maria del Mar St., Corner Abad St., with 2 employees at this location;
•	Mumbai, India, located at 2nd Floor, Leela Business Park, Andheri-Kurla Road, with approximately 116 employees at this location; and
•	New Delhi, India, located at 5th Floor, Caddle Commercial Tower, Aerocity, with 3 employees at this location.
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
 The following presentation of management's discussion and analysis of results of operations and financial condition should be read in conjunction with our audited consolidated financial statements and related notes. You should also carefully read the following discussion with the sections of this annual report entitled “Cautionary Statement Regarding Forward-Looking Statements", "Explanatory Note and Presentation of Our Financial and Operating Data", Item 3. "Key Information—D. Risk Factors", Item 4. "Information on the Company—B. Business Overview". This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those set forth in Item 3. "Key Information—D. Risk Factors" and elsewhere in this annual report.
The audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with IFRS as issued by the IASB. The financial statements are presented in U.S. Dollar millions unless otherwise indicated.

Non-IFRS measures
Certain non-IFRS measures included in our financial and operating data have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include Time Charter Equivalent or TCE earnings, Adjusted gross profit (net earnings from shipping), Adjusted EBITDA (earnings before financial income and expense, depreciation and amortization, taxes and impairments), loan-to-value ratio and net interest-bearing debt. The computation of Adjusted EBITDA includes an adjustment for financial income and expenses which we deem to be equivalent to "interest" for purposes of presenting Adjusted EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges, and financial income consists of interest income and gains on foreign exchange transactions. The term Adjusted EBITDA as used in this annual report has the same meaning and corresponds to all references to the term EBITDA as used in our Annual Report 2018.
There are a number of non-IFRS measures included in the Annual Report 2018 on pages 148-151. Only those non-IFRS measures listed herein are considered to form part of the annual report on Form 20-F.
Management believes that these non-IFRS measures are both useful and necessary to present in our financial and operating data, because they are used by management for internal performance analysis, the presentation of these measures facilitates an element of comparability with other companies, although management's measures may not be calculated in the same way as similarly titled measures reported by other companies, and because these measures are useful in connection with discussions with the investment community.
	Year ended December 31,
	2018	2017	2016
Non-IFRS Financial Measures
(USD million)
Time charter equivalent (TCE) earnings	352.4	397.1	458.2
Adjusted gross profit (Net earnings from shipping activities)	169.5	200.2	241.5
Adjusted EBITDA	120.5	157.6	200.0
Net interest-bearing debt	627.3	619.7	609.2
Loan-to-value (LTV)	52.9%	55.8%	52.4%

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

	Year ended December 31,
	2018	2017	2016
Reconciliation to revenue
(USD million)
Revenue	635.4	657.0	680.1
Port expenses, bunkers and commissions	(283.0)	(259.9)	(221.9)
Time charter equivalent (TCE) earnings	352.4	397.1	458.2

Adjusted gross profit (Net earnings from shipping activities). We define Adjusted gross profit (net earnings from shipping activities) as operating profit/(loss) before depreciation, impairment losses on tangible and intangible assets, other operating expenses, administrative expenses and profit from sale of vessels. We report Adjusted gross profit (net earnings from shipping activities), a non-IFRS measure, because we believe it provides additional meaningful information to investors to assess our operating performance from our shipping activities. Adjusted gross profit is also provided as an operating performance measure in the internal management reporting.
	Year ended December 31,
	2018	2017	2016
Reconciliation to operating profit/(loss)
(USD million)
Operating profit/(loss)	2.8	39.5	(107.2)
Depreciation	114.5	114.5	122.2
Impairment losses on tangible and intangible assets	3.2	3.6	185.0
Other operating expenses	2.0	0.4	0.3
Administrative expenses	47.8	45.0	41.4
Profit from sale of vessels	(0.8)	(2.8)	-
Share of profit from joint ventures	(0.2)	0.0	(0.2)
Adjusted gross profit (net earnings from shipping activities)	169.5	200.2	241.5

Adjusted EBITDA. We define Adjusted EBITDA as net profit/(loss) for the period before tax expense, financial income, financial expenses, depreciation and impairment losses on tangible and intangible assets. The computation of Adjusted EBITDA refers to financial income and expenses, which we deem to be equivalent to "interest" for purposes of presenting Adjusted EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.
Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our operating performance as well as our compliance with the financial covenants and restrictions contained in our financing agreements. We believe that Adjusted EBITDA assists our management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, depreciation, amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis, which items may significantly affect results of operations between periods. We believe that including Adjusted EBITDA as an operating measure benefits investors in (a) selecting between investing in us or other investment alternatives and (b) monitoring our ongoing operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net profit/(loss), the most directly comparable IFRS financial measure, for the periods presented:
	Year ended December 31,
	2018	2017	2016
Reconciliation to net profit/(loss)
(USD million)
Net profit/(loss) for the year	(34.8)	2.4	(142.5)
Tax expense	1.5	0.8	0.8
Financial expenses	39.3	40.6	37.3
Financial income	(3.3)	(4.3)	(2.8)
Depreciation	114.5	114.5	122.2
Impairment losses on tangible and intangible assets	3.2	3.6	185.0
Adjusted EBITDA	120.5	157.6	200.0

Net interest-bearing debt. Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), finance lease liabilities (current and non-current), amortized bank fees, less cash and cash equivalents. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, we believe that net interest-bearing debt is a relevant measure, which management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:
	Year ended December 31,
	2018	2017	2016
Net interest-bearing debt
(USD million)
Mortgage debt and bank loans (current and non-current)	724.3	720.9	669.6
Finance lease liabilities (current and non-current)	25.3	28.2	13.6
Amortized bank fees	5.1	4.8	2.0
Cash and cash equivalents	(127.4)	(134.2)	(76.0)
Net interest-bearing debt	627.3	619.7	609.2

Loan-to-value (LTV) ratio. Loan-to-value (LTV) ratio is defined as vessel values divided by net borrowings of the vessels. LTV describes the net debt ratio of our vessels and is used by us to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.
	Year ended December 31,
	2018	2017	2016
Loan-to-value (LTV)
(USD million)
Vessel values, including newbuildings (broker values)	1,675.1	1,661.1	1,445.8
Total (value)	1,675.1	1,661.1	1,445.8
Outstanding debt	754.7	753.9	685.2
Committed CAPEX on newbuildings	258.0	306.9	148.8
Cash and cash equivalents	(127.4)	(134.2)	(76.0)
Total (loan)	885.3	926.6	758.0
Loan-to-value (LTV) ratio	52.9%	55.8%	52.4%

A.	Operating Results
Primary Factors Affecting Results of Operations
Reference is made to "Financial Review 2018⸻Primary Factors Affecting Results of Operations" on pages 51-52 of our Annual Report 2018.
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

Factors You Should Consider When Evaluating the Results of TORM plc
The Company faces a number of risks associated with our industry and must overcome a variety of challenges to utilize our competitive strengths in order to profitably implement our business strategy. These risks include, among other things: the highly cyclical tanker industry, dependence on spot market voyage charters, fluctuating charter values, increase in fuel prices, changing economic, political and governmental conditions affecting our industry and business, international sanctions, embargoes, import and export restrictions, nationalizations and wars, material changes in applicable laws and regulations, full performance by counterparties, particularly charterers, maintaining customer relationships, delay in deliveries or non-deliveries from shipyards, piracy attacks, maintaining sufficient liquidity, financing availability and terms and management turnover. See Item 3. "Key Information—D. Risk Factors".

Results of Operations of TORM plc
We operate within one segment, the product tanker segment, and thus the analysis has not been broken out into segments.
The financial highlights for TORM plc for the years ended December 31, 2018, 2017 and 2016 in this section have been extracted or derived from TORM plc's audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016. As such, the information below should be read in conjunction with TORM plc's audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 and section of this annual report entitled "Explanatory Note and Presentation of Our Financial and Operating Data". Some of the information contained in this section, including information about TORM plc's plans and strategies for our business and our expected sources of financing, contains forward-looking statements that involve risks and uncertainties. Potential investors should read Item 3. "Key Information—D. Risk Factors" for information on certain factors that may have a material adverse effect on TORM plc's future performance, results of operations, cash flows and financial position.
TORM plc operates in a global industry where, among other things, freight rates are denominated and settled in United States dollars, and a majority of the cost base of TORM plc is denominated and settled in United States dollars. Consequently, TORM plc's financial reporting is in United States dollars.
Financial highlights for TORM plc
Reference is made to "Key Figures" on page 7 and "Highlights" on pages 9-11 of our Annual Report 2018.
Consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016
Income statement
The table below presents financial information derived from TORM plc's income statement for the years ended December 31, 2018, 2017 and 2016, which reflects a continuation of the historical financial information of Njord.
Income statement for TORM plc for the years ended December 31, 2018, 2017 and 2016
	Year ended December 31,
	2018	2017	2016
(USD million)
Revenue	635.4	657.0	680.1
Port expenses, bunkers and commissions	(283.0)	(259.9)	(221.9)
TCE earnings	352.4	397.1	458.2
Adjusted gross profit (net earnings from shipping activities)	169.5	200.2	241.5
Adjusted EBITDA	120.5	157.6	200.0
Operating profit/(loss)	2.8	39.5	(107.2)
Profit/(loss) before tax	(33.2)	3.2	(141.7)
Net profit/(loss) for the year	(34.8)	2.4	(142.5)

Total revenue for the year ended December 31, 2018 was $635 million, which represents a decrease of $22 million compared to the year ended December 31, 2017. This decrease in revenue is primarily due to a decrease in the freight rates in the spot market.
Total port expenses, bunkers and commissions for the year ended December 31, 2018 were $283 million, which represents an increase of $23 million compared to the year ended December 31, 2017. Bunkers amounted to 61%, port expenses to 32%, and commissions and other voyage expenses to 7% respectively of the total port expenses, bunkers and commissions for the year ended December 31, 2018. Bunkers amounted to 55%, port expenses to 37%, and commissions and other voyage expenses to 8% of the total port expenses, bunkers and commissions for the year ended December 31, 2017. The increase in port expenses, bunkers and commissions was primarily due to increased bunker prices during the year.

TCE earnings for the year ended December 31, 2018 were $352 million corresponding to a decrease of $45 million compared to the year ended December 31, 2017. The decrease in TCE earnings was primarily due to a decrease in freight rates equating to a decrease in earnings of $48 million. This was mainly due to lower freight rates for the year ended December 31, 2018, compared with the year ended December 31, 2017.
Adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA were $169 million and $121 million, respectively, for the year ended December 31, 2018 compared to an Adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA of $200 million and $158 million, respectively, for the year ended December 31, 2017. The decrease was mainly driven by the lower freight rates for the year ended December 31, 2018 compared to the year ended December 31, 2017.
Operating profit was $3 million for the year ended December 31, 2018 compared to an operating profit of $40 million for the year ended December 31, 2017. The decrease was mainly driven by the lower freight rates for the year ended December 31, 2018 compared to the year ended December 31, 2017.
TORM plc reported a net loss for the year ended December 31, 2018 of $35 million, compared to a net profit of $2 million for the year ended December 31, 2018, a decrease of $37 million.
Total revenue for the year ended December 31, 2017 was $657 million, which represents a decrease of $23 million compared to the year ended December 31, 2016. This decrease in revenue is primarily due to a decrease in the number of available earning days as well as a decrease in freight rates.
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
TORM plc reported a net profit for the year ended December 31, 2017 of $2 million compared to a net loss of $143 million for the year ended December 31, 2016, an increase of $145 million.

Revenue and port expenses, bunkers and commission (TCE earnings)
TCE earnings for TORM plc for the years ended December 31, 2018 and 2017

	LR2	LR1	MR	Handy	Total
Year-end 2017
Available TCE earning days	3,419	2,483	17,995	3,263	27,160
TCE earnings per earning day, USD	16,304	13,771	14,850	12,239	14,621
TCE earnings, USD million	55.8	34.2	267.2	39.9	397.1

Year-end 2018
Available TCE earning days	4,027	2,484	18,182	2,450	27,141
Change	18%	0%	1%	(25%)	0%
TCE earnings per earning day, USD	15,425	12,982	12,847	9,970	12,982
Change	(5%)	(6%)	(13%)	(19%)	(11%)

Effect on TCE earnings from change in the available TCE earning days, USD million	9.9	0.0	2.8	(10.0)	2.7
Effect on TCE earnings from change in TCE earnings per earning day, USD million	(3.5)	(2.0)	(36.4)	(5.6)	(47.5)
TCE earnings, USD million	62.2	32.2	233.6	24.3	352.3

The majority of 2018 was challenging for the product tanker segment, although the year ended with a significant recovery across the broader tanker market.
During the first half of the year, product tanker freight rates remained at a level similar to the rates seen in the same period in 2017. The year started out with healthy trading volumes. Exports from the US Gulf showed particularly strong growth, supported by increasing demand from Mexico and South America. Nevertheless, the positive impact of higher trading volumes was offset by shorter trading distances, partly as a result of the continued stock draw in some of the key importing regions.
In addition, an increasing number of newbuilt crude tankers opted for a clean cargo on their maiden voyage, reducing demand for product tankers in the East. Crude cannibalization intensified in the second quarter, driven by a depressed crude tanker market.
In the third quarter, product tanker freight rates declined further, and some of the benchmarks reached historically low levels, as higher oil prices and weaker currencies in several emerging market economies weighed negatively on oil demand and reduced trading volumes. Crude cannibalization continued at a high level in the third quarter. On top of the pressure from crude tankers, a backwardated oil price structure favored shorter hauls throughout the first three quarters of the year.
From the middle of the fourth quarter, product tanker freight rates started to pick up and reached levels not seen since late 2015/early 2016. Key interregional product arbitrage spreads, which had been closed for most of the year, widened and lifted demand for product tankers. Both the price spreads for gasoline and naphtha between West and East as well as spreads for diesel and jet fuel between East and West became supportive for product flows.
Product prices also turned from backwardation into contango, incentivizing floating storage of products. In addition, a stronger crude tanker market led to lower market cannibalization and encouraged a significant number of LR2s to shift from the clean market to the dirty market, effectively reducing tonnage supply.
According to industry sources, asset prices on second-hand product tankers remained relatively flat during 2018 but saw an increase towards the end of the year. The end-of-year increase in asset prices was mainly driven by a combination of improved freight rates, a relatively low supply of vessels for sale and a shrinking order book. The value of TORM's fleet measured by broker values decreased by 4% during 2018 (when excluding vessels acquired and sold during 2018).
In 2018, TORM achieved a gross profit of $169 million (2017: $200 million) with the reduction from 2017 driven by lower freight rates. TORM’s product tanker fleet realized TCE earnings of $/day 12,982, down 11% year on year, with the LR2 class at $/day 15,425, the LR1 class at $/day 12,982, the MR class at USD/day 12,847 and the Handysize class at $/day 9,970.

During 2018, TORM took delivery of four LR2 vessels from GSI with the last of the four vessels being equipped with a scrubber. During 2018, TORM ordered an additional three MR vessels from GSI, thereby bringing the total newbuilding program to nine vessels covering seven MR and two LR1 vessels. The newbuildings are expected to be delivered through 2019 and the first quarter of 2020.
At the end of 2018, TORM operated a fleet of 75 vessels on the water of which 72 are fully owned and three are financial leasebacks.
For the LR2 fleet, the number of available earning days increased by 18% from the year ended December 31, 2017 and ended at 4,027 earning days for the year ended December 31, 2018. The increase was driven by the four newbuildings being delivered during 2018. The average LR2 freight rate for the year ended December 31, 2018 was $15,425 per day resulting in earnings of $62 million.
For the LR1 fleet, the number of available earning days were unchanged from the year ended December 31, 2017 compared to the year ended December 31, 2018, both years at 2,483 earning days. The average LR1 freight rates for the year ended December 31, 2018 were $12,982 per day resulting in earnings of $32 million.
TORM plc sold two MR vessels during 2018. The number of available earning days for the MR fleet remained at the same level from the year ended December 31, 2017 to the year ended December 31, 2018, by increasing 1%, because TORM plc took delivery of 2 MR vessels in the summer 2017 thereby offsetting the effect of the two sales. The average MR freight rate for the year ended December 31, 2018 was $12,847 per day resulting in earnings of $234 million.
TORM plc sold two Handysize vessels during 2018. Accordingly, the number of available earning days for the Handysize fleet decreased by 25% from the year ended December 31, 2017 to the year ended December 31, 2018 resulting in an increase in earnings to a total of $24 million.
TCE earnings for TORM plc for the years ended December 31, 2017 and 2016

	LR2	LR1	MR	Handy	Not Allocated	Total
Year-end 2016
Available TCE earning days	3,490	2,557	18,659	3,850	-	28,556
TCE earnings per earning day, USD	21,106	18,800	15,462	12,490	-	16,049
TCE earnings, USD million	73.6	48.0	288.4	48.0	0.3	458.3

Year-end 2017
Available TCE earning days	3,419	2,483	17,995	3,263	-	27,160
Change	(2%)	(3%)	(4%)	(15%)	-	(5%)
TCE earnings per earning day, USD	16,304	13,771	14,850	12,239	-	14,621
Change	(23%)	(27%)	(4%)	(2%)	-	(9%)

Effect on TCE earnings from change in the available TCE earning days, USD million	(1.5)	(1.4)	(10.3)	(7.3)	-	(20.5)
Effect on TCE earnings from change in TCE earnings per earning day, USD million	(16.4)	(12.5)	(11.0)	(0.8)	-	(40.7)
Effect on TCE earnings from other	0.1	0.1	0.1	-	(0.3)	-
TCE earnings, USD million	55.8	34.2	267.2	39.9	-	397.1

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
Adjusted gross profit (net earnings from shipping activities)
	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
(USD million)
TCE earnings	352.3	397.1	458.2
Charter hire	(2.5)	(8.5)	(21.5)
Operating expenses	(180.4)	(188.4)	(195.2)
Adjusted gross profit (net earnings from shipping activities)	169.5	200.2	241.5

TORM plc's Adjusted gross profit (net earnings from shipping activities) for the year ended December 31, 2018 was $169 million compared to $200 million for the year ended December 31, 2017 corresponding to a decrease of $31 million.
Total costs related to charter hire decreased by $6 million for the year ended December 31, 2018 compared to the year ended December 31, 2017 mainly due to the redelivery of two remaining vessels in 2018.
In 2018, operating expenses for vessels decreased by $8 million to $180. Average operating expenses per day ended at $6,389 for the year ended December 31, 2018 compared to $6,673 for the year ended December 31, 2017 reflecting a decrease of 4%.

TORM plc's Adjusted gross profit (net earnings from shipping activities) for the year ended December 31, 2017 was $200 million compared to $242 million for the year ended December 31, 2016 corresponding to a decrease of $42 million.
Total costs related to charter hire decreased by $13 million for the year ended December 31, 2017 compared to the year ended December 31, 2016 mainly due to the redelivery of two vessels in the beginning of 2017.
In 2017, operating expenses for vessels decreased by $7 million to $188million primarily due to an decrease in the number of operating days of 5%. Average operating expenses per day ended at $6,673 for the year ended December 31, 2017 compared to $6,772 for the year ended December 31, 2016 reflecting a decrease of 1%.
Adjusted EBITDA
	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
(USD million)
Adjusted gross profit (net earnings from shipping activities)	169.6	200.2	241.5
Administrative expenses	(47.8)	(45.0)	(41.4)
Other operating expenses	(2.0)	(0.4)	(0.3)
Profit from sale of vessels	0.8	2.8	-
Share of profit from joint ventures	0.2	0.0	0.2
Adjusted EBITDA	120.5	157.6	200.0

TORM plc's Adjusted EBITDA for the year ended December 31, 2018 was $121 million compared to $158 million for the year ended December 31, 2017 corresponding to a decrease of $37 million.
Total administrative expenses and other operating expenses increased from $45 million for the year ended  December 31, 2017 to $50 million for the year ended December 31, 2018 because of a higher number of FTEs.
TORM plc's Adjusted EBITDA for the year ended December 31, 2017 was $158 million compared to $200 million for the year ended December 31, 2016 corresponding to a decrease of $42 million.
Total administrative expenses and other operating expenses increased from $42 million for the year ended  December 31, 2016 to $45 million for the year ended December 31, 2017 because of a higher number of FTEs.
Operating profit/(loss)
	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
(USD million)
Adjusted EBITDA	120.5	157.6	200.0
Impairment charges	(3.3)	(3.6)	(185.0)
Depreciation	(114.5)	(114.5)	(122.2)
Operating profit/(loss)	2.8	39.5	(107.2)

TORM plc's operating profit for the year ended December 31, 2018 was $3 million compared to an operating loss of $40 million for the year ended December 31, 2017 corresponding to a decrease of $37 million.
The impairment charge amounted to $3 million for the year ended December 31, 2018 compared to $4 million for the year ended December 31, 2017 and was related to impairments regarding vessels sold during the year.
Depreciation amounted to $115 million for both the year ended December 31, 2018 and the year ended December 31, 2017.

TORM plc's operating profit for the year ended December 31, 2017 was $40 million compared to an operating loss of $107 million for the year ended December 31, 2016 corresponding to an increase of $147 million.
The impairment charge amounted to $4 million for the year ended December 31, 2017 and was related to impairments regarding vessels sold during the year. In comparison, the impairments amounted to $185 million for the year ended December 31, 2016 due to an impairment of the tanker segment and related goodwill in the fourth quarter of 2016. See Note 8 and Note 23 to the audited consolidated financial statements of TORM plc for the year ended December 31, 2017.
Depreciation amounted to $115 million for the year ended December 31, 2017 compared to $122 million for the year ended December 31, 2016 driven by a slightly smaller fleet on average for the year ended December 31, 2017 compared with the year ended December 31, 2016.
Profit/(loss) before tax
	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
(USD million)
Operating profit/(loss)	2.8	39.5	(107.2)
Financial income	3.3	4.3	2.8
Financial expenses	(39.3)	(40.6)	(37.3)
Profit/(loss) before tax	(33.2)	3.2	(141.7)

TORM plc's loss before tax for the year ended December 31, 2018 was $33 million compared to a profit of $3 million for the year ended December 31, 2017 corresponding to a decrease of $36 million.
Financial expenses for the year ended December 31, 2018 decreased to $39 million from $41 million for the year ended December 31, 2017. Financial income for the year ended December 31, 2018 decreased to $3 million from $4 million for the year ended December 31, 2017.
TORM plc's profit before tax for the year ended December 31, 2017 was $3 million compared to a loss of $142 million for the year ended December 31, 2016 corresponding to an increase of $145 million.
Financial expenses for the year ended December 31, 2017 increased to $41 million from $37 million for the year ended December 31, 2016. This was mainly due to the new loan agreements entered into during the year. Financial income for the year ended December 31, 2017 increased to $4 million from $3 million for the year ended December 31, 2016.
Balance sheet
Total assets as of December 31, 2018 were $1,714 million corresponding to an increase of $67 million compared to December 31, 2017.
The increase in total assets from December 31, 2017 to December 31, 2018 was primarily driven by an increase in vessels and capitalized dry-docking of $102 million offset by a decrease in prepayments on vessels of $43 million related to the delivery of the vessels.
The carrying value of vessels, newbuildings, capitalized dry-docking and prepayments on vessels as of December 31, 2018 amounted to $1,442 million compared to $1,382 million as of December 31, 2017. In total, the investments for 2018 amounted to $202 million compared to $148 million for 2017. Depreciation on the fleet amounted to $114 million for 2018 compared to $114 million for 2017. No impairment charges were recognized in 2018.

Total equity as of December 31, 2018 was $847 million corresponding to an increase of $56 million compared to December 31, 2017. The increase in equity was mainly due to the Private Placement completed in January 2018  and the offsetting effect of the net loss for the year 2018. For more information about the Private Placement, please see Item 7. "Major Shareholders and Related Party Transactions—B. Related Party Transactions."
TORM plc's liabilities increased by $11 million from $856 million as of December 31, 2017 to $867 million as of December 31, 2018. The increase in liabilities was mainly attributable to minor fluctuations in the current liabilities.
Total assets as of December 31, 2017 were $1,647 million corresponding to an increase of $76 million compared to December 31, 2016.
The increase in total assets from December 31, 2016 to December 31, 2017 was primarily driven by an increase in cash and cash equivalents of $58 million and an increase in prepayments on vessels of $44 million.
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
Total equity as of December 31, 2017 was $791 million corresponding to an increase of $10 million compared to December 31, 2016. The increase in equity was mainly due to the net profit from 2017 and changes in fair values of hedges used as hedge accounting.
TORM plc's liabilities increased by $66 million from $790 million as of December 31, 2016 to $856 million as at December 31, 2017. The increase in liabilities was mainly attributable to new mortgage debt and bank loan facilities, primarily in connection with obtaining the new Term Facility 2 (defined below).
Critical Accounting Estimates and Judgments of TORM plc
The preparation of financial statements in conformity with IFRS requires estimates and assumptions that influence the value of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the value of revenue and expenses during the reporting period. These estimates and assumptions are affected by the accounting policies applied. An accounting estimate is considered critical if the estimate requires the executive management's position on matters that are subject to significant uncertainty, if different estimates could reasonably have been applied, or if changes in the estimate that would have a material impact on the financial position or results of operations are reasonably likely to occur from financial period to financial period. Our management believes that the accounting estimates employed for the historical financial statements for TORM plc are appropriate and the resulting balance sheet items are reasonable. However, future results of TORM plc could differ from original estimates requiring adjustments to balance sheet items in future periods.
Our management believes that the most significant accounting estimates and judgments relate to the assessment of whether vessels are impaired. Management changed their method of estimating one of the key assumptions utilized in the impairment assessment during the year ended December 31, 2018.
Reference is made to "Financial Review 2018—Assessment of Impairment of Assets", Note 1—" Accounting policies, critical accounting estimates and judgements" and Note 7—"Impairment Testing" in the Annual Report 2018.
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
Overview
Our primary application of cash relates to operating expenses, financial expenses (interest payment and debt repayment) and capital expenditures, primarily investments in ships. Payment of amounts outstanding under our Financing Agreements (more fully discussed below) along with payment of charter hire for chartered-in vessels and all other commitments that we have entered into are made from the cash available to us. Our primary sources of cash are cash flows from operations, our Financing Agreements (more fully discussed below), new debt or equity financings and sale of vessels.
As of December 31, 2018, the Group had available liquidity in the form of cash and cash equivalents of $127 million and the undrawn Working Capital Facility of $75 million (discussed below). All of our credit facilities carry variable interest rates. The credit facilities are dedicated to the ongoing financing of the operation of existing vessels. The Company uses interest rate swaps to hedge parts of the variable interest rate risk associated with the credit facilities. As of December 31, 2018, we had hedged the interest rate on approximately 50% of our outstanding interest-bearing debt at an interest rate of 2.04% plus margin.
As of December 31, 2018, we had no short-term loans other than any short-term part of the facilities included in the table entitled below. See "ITEM 5— B. Liquidity and Capital Resources—Our Financing Agreements" for a description of the repayment schedule. As part of our day-to-day operations, we have accounts payables.

We plan to fund our operations as well as aggregate capital expenditures of $357 million, as of December 31, 2018, from internally generated cash flow and our borrowing under our Financing Agreements. The capital expenditures are primarily related to our obligations under the newbuilding contracts for the construction of product tanker newbuildings as well as purchase and installation of scrubbers and ballast water treatment systems.
We are of the opinion that our working capital is adequate to meet our present requirements for the next twelve months following the date of this annual report.
The table below gives an overview of our long-term bank loans and finance leases.
Financing Agreements, including long-term and short-term mortgage debt, bank loans and finance leases as of December 31, 2018 of TORM plc.
Facility(1)	Lenders	Maturity	Total Outstanding Debt as of December 31, 2018 (USD millions)	Undrawn Amount as of December 31, 2018 (USD millions)
Term Facility 1	Danske Bank 36.5% HSH Nordbank 33.1% SEB 13.9% DBS 9.7% HSBC 6.8%	July 13, 2021	331.3	N/A
Working Capital Facility	Danske Bank 46.2% HSH Nordbank 24.3% SEB 13.3% DBS 11.1% HSBC 5.1%	July 13, 2021	0.0	75.0
CEXIM Facility	CEXIM	November 26, 2030	111.7	N/A
Term Facility 2	Danske Bank 25.0% ABN Amro 25.0% ING 25.0% DVB 25.0%	March 31, 2022	103.7	N/A
DSF Facility	DSF	June 15, 2026	140.7	87.8
ING Facility	ING	September 8, 2024	42.0	N/A
ABN Facility	ABN AMRO	December 31, 2024	0.0	70.0
Total debt under the Debt Agreements			729.4	232.8

Finance lease - TORM Helene	Flora Co., Ltd.	March 22, 2022	7.0	N/A
Finance lease - TORM Mary	Grange Co., Ltd.	March 22, 2022	9.1	N/A
Finance lease - TORM Vita	Jellicoe Co., Ltd.	April 26, 2022	9.2	N/A
Total debt under the Debt Agreements and finance leases			754.7	232.8

(1) As of December 31, 2018, we had secured commitment, subject to loan documentation, for borrowings of up to $46 million from KfW, which we expect to use to partially finance the purchase price of the MR Product Tanker Newbuildings. This amount is not reflected in this table.

Our Financing Agreements
The DSF Facility
In April 2014, certain of TORM plc's vessel-owning subsidiaries, as borrowers, entered into a $150 million secured credit facility, or the DSF Facility, with Danish Ship Finance A/S, or DSF, to partially finance the purchase price of 13 of the Njord Acquisition Vessels, or the DSF Vessels (Tranche 1). The DSF Facility was amended and restated in September 2015 to increase the aggregate loan amount available to the borrower to $196 million in order to finance three of the OCM Newbuildings (Tranche 2) and again in November 2016 to increase the aggregate loan amount to $207 million to partially finance two of our MR tankers, TORM Loke and TORM Troilus (Tranche 3). On September 20, 2017, we amended and restated the DSF Facility for additional borrowings of up to $81 million to partially finance the aggregate purchase of the GSI MR Resale Newbuildings (Tranche 4), which will serve as additional collateral vessels under the facility agreement, as amended and restated. On July 20, 2018, the DSF Facility was further amended and restated to include additional borrowings of up to $7 million to finance the purchase and installation of scrubbers on the GSI MR Resale Newbuildings.
On January 5, 2018, the maturity of Tranche 1 was extended from June 2019 to December 2021.
Interest under the DSF Facility is payable quarterly in arrears at the aggregate of the applicable margin (2.5% per annum in respect of the Tranche 1 and Tranche 2; 2.6% per annum in respect of the Tranche 3; 2.35% per annum in respect of Tranche 4) and LIBOR. The DSF Facility matures in June 2026, and the loan principal is expected, as of December 31, 2018, to have the following repayment profile: 2019: $24 million; 2020: $22 million; 2021: $90 million; 2022: $22 million; 2023: $5 million; 2024: $5 million; 2025: $5 million; 2026: $55 million.
The DSF Facility is secured by:
•
first priority mortgages over the (i)  nine Njord Acquisition Vessels (four of the initial 13 have since been sold), (ii) three OCM Newbuildings, which were delivered to us between October and November 2015, (iii) TORM Loke and TORM Troilus, and (iv) the GSI MR Resale Newbuildings ((i)-(iv) together, the DSF Collateral Vessels);

•	a joint and several guarantee from the vessel-owning subsidiaries of the DSF Collateral Vessels and certain related parties;
•	assignment of the insurances, earnings, charters and requisition compensation of the DSF Collateral Vessels;
•	an account security agreement in respect of all amounts standing to the credit of the deposit accounts and reserve account opened in the name of the borrower;
•	charges of all the issued shares of the vessel-owning subsidiaries of the DSF Collateral Vessels;
•	assignment and subordination of any inter-company indebtedness between the relevant obligors under the DSF Facility.
The DSF Facility contains, among other things, the following financial and other covenants:
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

•
Events of default. The DSF Facility contains certain events of default, including, among other things (i) non-payment of principal and interest (subject to a three-business-day grace period), (ii) breach of financial covenants, certain insurance and security undertakings and certain mandatory prepayment provisions, (iii) breach of other obligations (subject to a 10 business-day grace period if the breach is deemed capable of remedy), (iv) default of the borrower, any guarantor or any other security party on any financial indebtedness (subject to a $10 million aggregate default threshold), (v) any expropriation, attachment, sequestration, distress or execution affects the assets of the borrower, any guarantor or any other security party with an aggregate value of $10 million, (vi) change in ownership or control of a guarantor, (vii) reduction of capital in a guarantor and (viii) material adverse change. After the occurrence of an event of default which is continuing, the agent under the DSF Facility may, and shall if so directed by 66 2/3% of the lenders by notice cancel the loan commitments, declare all amounts outstanding immediately due and payable and/or exercise its rights under the security documents.

The Term Facility 1
On July 13, 2015, or the Restructuring Completion Date, we entered into a $561 million six-year term loan facility with the Participating Lenders, certain other lenders and Danske Bank as agent and security agent, or the Term Facility 1. This facility provides for quarterly fixed amortizations and matures in July 2021 with an expected payment profile as of December 31, 2018: 2019: $48 million; 2020: $48 million; and 2021: $235 million.
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
The Term Facility 1 and the Working Capital Facility, which we refer to collectively as the "Restructuring Financing Agreements", are secured by:
•	mortgages over 41 vessels in our fleet, or the security vessels;
•	guarantees from each of the entities that own the vessels securing this facility and their holding companies, which we refer to collectively as the "NTF Guarantors";
•	first priority charges of all the issued shares of the entities that own the vessels and certain Danish holding companies;
•	first priority assignment of the insurances, earnings and requisition compensation relating to the security vessels.
The Restructuring Financing Agreements have, among other things, financial covenants, which are tested on a semi-annual basis:
•
Minimum liquidity requirement. Minimum liquidity of the higher of $75 million and, on and after six months following the Restructuring Completion Date, 5.0% of our total debt in available cash of which $20 million is required to be cash-on-hand;

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
•
Events of default. The agreed events of default, which we consider to be standard for facilities of this type and nature, include (i) non-payment, (ii) breach of covenant, (iii) cross-default (subject to a $10 million threshold), (iv) insolvency or bankruptcy, (v) arrest and detention of a mortgaged vessel for a period of more than 30 days, (vi) misrepresentation, (vii) breach of a material contract, (viii) cessation of business and (ix) material adverse change. After the occurrence of an event of default which is continuing, the agents may, and shall if so directed by the 66.67% or more of the lenders cancel the loan commitments, declare all amounts outstanding immediately due and payable and/or exercise its rights under the security documents.

The Restructuring Financing Agreements also restrict our ability to:
•
Charter-in vessels. Our aggregate exposure for chartering-in vessels (including exposure under FFAs entered into for speculative purposes) for a remaining term that exceeds six months shall not exceed an amount equal to a charter-in day rate of $25,000 payable on 50% of all vessels owned by us for a period of 24 months (for example, if we time chartered-in vessels at an average rate of $25,000 per day over a 24-month period, we would be able to charter-in 38 vessels, including the MR Acquisition Vessels and the OCM Newbuildings); and

In January 2016, we obtained the consent of the applicable lenders under the Term Facility 1 and the Working Capital Facility to amend certain provisions in the facilities to permit, among other things: (i) the non-mandatory transfer by Njord Luxco of its current stake in TORM A/S to TORM plc in advance of completion of the Exchange Offer, (ii) the completion of the Exchange Offer, (iii) the subsequent delisting of TORM A/S from Nasdaq Copenhagen, conditioned upon the listing of TORM plc on Nasdaq Copenhagen, (iv) the transfer by TORM A/S to TORM plc of the three unencumbered newbuilding contracts of TORM A/S and six unencumbered vessels either by way of a direct transfer or indirectly via a transfer of the relevant TORM A/S subsidiary owning such vessel, (v) the payment of dividends, subject to the satisfaction of certain conditions, including notice to the facility agent under such facilities and the repayment of pre-agreed amount under the Term Facility 1 and (vi) applicable amendments to the two facilities to reflect, among other things, (i) through (v), above. We refer to these amendments, collectively, as the "Facility Amendments".
In connection with the Facility Amendments, the borrowings under the Term Facility 1 provided to us by certain lenders that did not consent to the Facility Amendments, or the Objecting Lenders, were transferred to Danske Bank under the Term Facility 1, and the Objecting Lenders were repaid in full in the amount of $21 million by Danske Bank. In connection with this transaction, we repaid $21 million of our outstanding borrowings under our $27 million facility with Danske Bank, or the Danske Bank Facility, on January 13, 2016. The purpose of this was to keep our outstanding borrowings under the Term Facility 1 unchanged and to reduce our outstanding borrowings under the Danske Bank Facility by $21 million, which we repaid in full on June 30, 2016.
In August 2016, we obtained the consent of the applicable lenders under the Restructuring Financing Agreements to amend certain provisions therein to reflect a permitted intercompany reorganization, which did not constitute a sale of any vessels mortgaged thereunder, pursuant to which Njord ceased to be a guarantor under the Restructuring Financing Agreements.
The CEXIM Facility
On July 8, 2016, one of our vessel-owning subsidiaries, as borrower, entered into a $115 million secured term loan facility with the Export-Import Bank of China, or the CEXIM Facility, which provides us with borrowings of up to $29 million per vessel to finance the purchase price of each of the LR2 Product Tankers Newbuildings under contract with GSI, which are expected to be delivered in the first half of 2018. The CEXIM Facility is guaranteed by TORM A/S and TORM plc and bears interest at a rate of LIBOR plus a margin of 2.25% per annum. Borrowings under each of the four vessel tranches are repayable in 48 equal consecutive quarterly installments and a balloon payment on November 26, 2030. The CEXIM Facility is secured by a first priority fleet mortgage over each of the LR2 Product Tanker Newbuildings, first priority share security in the shares of our vessel-owning subsidiary, account security over the earnings accounts of the borrower, charter assignments and charterer's assignments and undertakings in favor of the security agent relating to the LR2 Product Tanker Newbuildings.
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

The Term Facility 2
On January 6, 2017, we entered into a $130 million syndicated term loan facility, or the Term Facility 2, with Danske Bank A/S as Agent and Security Agent and ABN AMRO NV, DVB Bank SE and ING Bank NV as arrangers and lenders. TORM plc is the borrower under this facility, which is guaranteed by TORM A/S and VesselCo 10 Pte. Ltd., our wholly-owned subsidiary and owner of the nine of our MR product tanker vessels which serve as collateral under the facility. The Term Facility 2 was entered into to partially refinance nine MR product tanker collateral vessels and for general corporate purposes. The Term Facility 2 is secured by first priority mortgages over the nine MR collateral vessels as well as first priority assignments in respect of each of the vessel's insurances, earnings, requisition compensation, bareboat charters, share security in the shares of our vessel-owning subsidiary, hedging contract assignments and intra-group loan assignments. The facility bears interest at a rate of LIBOR plus a margin of 2.75% per annum and matures on March 31, 2022. The Term Facility 2 was fully utilized on January 27, 2017, when we drew down $126 million. Borrowings under each of the nine vessel tranches are repayable in 20 equal consecutive quarterly installments of $3 million each with a balloon payment of $70 million due on the maturity date.
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

ING Facility
On September 8, 2017, we entered into a secured term loan facility with ING Bank NV, or the ING Facility, which provides us with borrowings of up to $47 million which we have used to finance the purchase of the Hyundai Mipo MR Resale Newbuildings, or the Newbuilding Tranche, and to partially refinance outstanding indebtedness of our 2002-built MR product tanker TORM Amazon, or the Refinancing Tranche. TORM plc is the borrower under the ING Facility, and TORM A/S and our wholly-owned subsidiary which owns the security vessels serve as guarantors. The ING Facility has a term of seven years, bears interest at a rate of LIBOR plus a margin of 2.05% per annum and is repayable in quarterly installments and a balloon payment on September 4, 2024. The ING Facility is secured by first priority mortgages over the security vessels as well as first priority assignments in respect of each of the vessel's insurances, earnings and accounts, share security in the shares of our vessel-owning subsidiary and irrevocable joint and several guarantees from the guarantors. The ING Facility contains substantially the same financial covenants, default provisions, undertakings and restrictions as contained in the Term Facility 2, described above.
ABN Facility
On May 7, 2018, we entered into a secured term loan facility with ABN AMRO Bank NV, or the ABN Facility, which provides us with borrowings of up to $70 million to finance the purchase of the two LR1 Product Tankers Newbuildings and one MR Product Tanker Newbuilding under contract with GSI. The three newbuildings are expected to be delivered in the second half of 2019. TORM plc is the borrower under the ABN Facility, and TORM A/S and our wholly-owned subsidiary which owns the security vessels serve as guarantors. The ABN Facility has a term of five years, bears interest at a rate of LIBOR plus a margin of 2.10% per annum and is repayable in quarterly installments and three balloon payments five years after the drawdown on each tranche. The ABN Facility is secured by first priority mortgages over the security vessel, as well as first priority assignments in respect of each of the vessel's insurances, earnings and accounts, share security in the shares of our vessel-owning subsidiary and irrevocable joint and several guarantees from the guarantors. The ABN Facility contains substantially the same financial covenants, default provisions, undertakings and restrictions as contained in the Term Facility 2, described above.

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
As of December 31, 2018, we were in compliance with the financial covenants contained in our debt facilities.
Cash flow
Consolidated cash flow for the years ended December 31, 2018, 2017 and 2016
For a discussion of cash flows for the year ended December 31, 2018 compared to December 31, 2017, reference is made to "Financial Review 2018⸻Liquidity and Cash Flow" on page 47 and to our Consolidated Cash Flow Statement for the Year Ended December 31, 2018 and 2017 on page 95 of our Annual Report 2018.
For a discussion of cash flows for the year ended December 31, 2017 compared to December 31, 2016, reference is made to "Financial Review 2017 – "Liquidity and Cash Flow" on page 47 and to our Consolidated Cash Flow Statement for the Year Ended December 31, 2017 and 2016 on page 94 of our Annual Report 2017.
There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to TORM plc.
Capital Expenditures of TORM plc
The table below presents our capital expenditures for the years ended December 31, 2018, 2017 and 2016.
Capital Expenditures
	Year ended December 31,
	2018	2017	2016
Capital Expenditures
(USD million)
Acquisition of vessels and capitalized dry-docking	162.7	103.1	40.8
Prepayments on newbuildings	38.9	44.3	76.9
Total	201.6	147.4	117.7

Capital expenditures for the years ended December 31, 2018, 2017 and 2016 consisted primarily of investments in vessels and capitalized dry-docking and newbuildings. For the year ended December 31, 2018, TORM's prepayments on newbuildings amounted to $45 million compared to $88 and $44 million for the years ended December 31, 2017 and 2016, respectively. For 2018, TORM plc's investments related to vessels and capitalized dry-docking amounted to $163 million compared to $103 and $41 million in 2017 and 2016, respectively. TORM invested a total of $202 million during 2018 compared to $147 and $118 million invested during 2017 and 2016, respectively.
C.	Research and Development, Patents and Licenses, etc.
Not applicable.

D.	Trend Information
Reference is made to "The Product Tanker Market" on pages 22-25 of the Annual Report 2018 and to Item 3. "Key Information—D. Risk Factors— Risks Related to Our Business and Our Industry".
E.	Off-Balance Sheet Arrangements
As of December 31, 2018, other than the ones described in "Contractual Obligations" below, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.
F.	Tabular Disclosure of Contractual Obligations
Reference is made to Note 17 — "Contractual Obligations" in our Annual Report 2018.
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
The business address of each of our Directors and Senior Management is TORM plc, Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.
Name	Age	Position	Date of expiry of current term (for Directors)
Christopher Helmut Boehringer	48	Chairman	2020 Annual General Meeting
David Neil Weinstein	59	Deputy Chairman (appointed by the holder of the B Share)	Serves until removed by the B shareholder
Torben Janholt	72	Board Member	2020 Annual General Meeting
Pär Göran Trapp	57	Board Member	2020 Annual General Meeting
Rasmus Johannes Skaun Hoffman	41	Board Observer (Employee Representative) (1)
Lars Bjørn Rasmussen	53	Board Observer (Employee Representative) (1)
Jeffrey Scott Stein	49	Minority B Share Board Observer(1)	Serves until removed by the B shareholder
Jacob Balslev Meldgaard	50	Executive Director and Chief Executive Officer of TORM A/S
Christian Søgaard-Christensen(2)	40	Chief Financial Officer of TORM A/S
Lars Christensen	52	Senior Vice President and Head of Projects of TORM A/S
Jesper Søndergaard Jensen	49	Senior Vice President and Head of Technical Division of TORM A/S

(1) Board Observers are appointed by the Company's Directors and may be removed by the Directors at any time for any reason. Board Observers can attend and speak at meetings of the Board of Directors but cannot vote.
(2) In the fourth quarter of 2018, Christian Søgaard-Christensen resigned as Chief Financial Officer of TORM A/S and principal financial officer of TORM.  Mr. Søgaard-Christensen will continue his normal duties as Chief Financial Officer for a period ending no later than November 2019.  TORM plans to initiate a recruitment process for a new Chief Financial Officer.

Biographical information concerning the Directors and our Senior Management Team is set forth below.
Christopher Helmut Boehringer serves and has served as Chairman of our Board of Directors since August 2015. In addition, Mr. Boehringer is Chairman of TORM’s Nomination Committee and the Remuneration Committee and a member of  the Risk Committee. Mr. Boehringer is also Managing Director of Oaktree Capital Management (Intl) Limited and has held various executive positions within Oaktree since 2006.  Mr. Boehringer also serves as a member of the Board of Directors of, Life Company Consolidation Group Limited and Eolia Renovables de Inversiones. Mr. Boehringer holds a Bachelor of Arts in Economics from Harvard University and a Masters of Business Administration from INSEAD.
David Neil Weinstein serves and has served as a member and Deputy Chairman of our Board of Directors since August 2015. Mr. Weinstein is in addition a member of TORM’s Audit Committee, Nomination Committee and Remuneration Committee. Mr. Weinstein is a capital markets, governance and reorganization specialist. Mr. Weinstein has had a number of Board leadership positions in inter alia Seadrill Ltd., The Oneida Group, Horizon Lines, Inc., Interstate Bakeries Corporation, Pioneer Companies, Inc. and York Research Corporation and has served as Managing Director of Calyon Securities Inc., BNP Paribas, Bank of Boston and Chase Securities Inc. Other Board directorships: Pacific Drilling S.A. Mr. Weinstein holds a Bachelor of Arts in Economics from Brandeis University and a Juris Doctor from Columbia University School of Law.
Torben Janholt serves and has served as a member of our Board of Directors since August 2015. In addition, Mr. Janholt is a member of TORM’s Audit Committee, Risk Committee and Remuneration Committee. Mr. Janholt also serves as chief executive officer of Pioneer Marine Inc., chief executive officer of Pioneer Marine Hellas S.A., chief executive officer of Just Water ApS, chairman of the board of directors of Otto Suenson & Co. A/S, and member of the board of directors of Pioneer Marine Inc. Singapore, Pioneer Marine Hellas S.A., A/S United Shipping & Trading Company, Bunker Holding A/S, Uni-Chartering A/S and Uni-Tankers A/S. Mr. Janholt has served as chairman of the board of directors of Lauritzen Tankers A/S, Lauritzen Ship Owner A/S, LB Ship Owner A/S, LK Ship Owner A/S, Shipinvest A/S, Lauritzen Offshore Services A/S and LT Ship Owner A/S and member of the board of directors of KRK 4 ApS, Shipping Holding A/S, A/S Dan-bunkering Ltd., Shipping.dk Chartering A/S, Ship-ping.dk A/S, Shipping.dk Køge A/S, Grenå Stevedore- og Pakhusforretning ApS, Fin-Trans A/S, A/S Global Risk Management Ltd., Sønderjyllands-Terminalen A/S, Bunker Holding Estate A/S, Jyllands-Terminalen A/S, Shipping.dk Aabenraa A/S, CVR: 87137511, Brilliant Maritime Services S.A. ApS, Lauritzen Tankers Ship Owner A/S, Axis Offshore A/S, Shipping.dk Road Division A/S, Lauritzen Reefers A/S, CVR nr.: 15251549, Shipping.dk Middelfart A/S, Outforce A/S, Shipping.dk Kalundborg A/S, LB Ship Owner II A/S, KPI Bridge Oil A/S and Lloyd Copenhagen ApS. In addition, Mr. Janholt has served as a member of the executive management of KRK 4 ApS, Axis Offshore A/S, Lauritzen Reefers A/S, CVR: 15251549, LB Ship Owner II A/S, Lauritzen Offshore Services A/S and J. Lauritzen A/S. Mr. Janholt holds a Certificate in Business Administration from Niels Brock Business College, Denmark and has attended Executive Management Programs at IESE in Spain, Harvard Board education course in Copenhagen, IMD in Switzerland and CEDEP/INSEAD Management School in France.
Pär Göran Trapp serves and has served as a member of our Board of Directors since August 2015. In addition Mr. Trapp is Chairman of TORM’s Audit Committee and Risk Committee. Mr. Trapp was with Morgan Stanley from 1992 to 2013 where he started as crude oil trader, then became Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA. Prior to joining Morgan Stanley, Mr. Trapp was crude oil trader at Statoil. Other Board directorships: Chairman of Madrague Capital Partners AB, Board member of Energex Partners Ltd. Mr. Trapp holds a Master of Science degree in Economics and Business Administration from the Stockholm School of Economics.
Rasmus Johannes Skaun Hoffmann is and has been a Board Observer since April 2016 and before that time served as a member of our Board of Directors since April 2011. Mr. Hoffman has been employed with us since 2003 and serves as chief engineer. Mr. Hoffman also serves on the Board of Directors of TORM A/S.

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
Christian Søgaard-Christensen serves and has served as the Chief Financial Officer of TORM A/S since May 2016. Mr. Søgaard-Christensen joined TORM in March 2010 and before serving as Chief Financial Officer he served as Senior Vice President and Head of Corporate Support. Prior to joining the Company, Mr. Søgaard-Christensen served as a consultant at McKinsey & Company. Mr. Søgaard-Christensen also serves as the Chairman of the board of directors of TORM A/S and is a member of the board of directors of Intertec Africa Limited. Mr. Søgaard-Christensen holds a Bachelor of Science in Philosophy and Business Administration from Copenhagen Business School, Denmark, a Master of Science in International Business from Copenhagen Business School, Denmark and has attended Executive Management Programs at London Business School, England and Harvard Law School in the United States. In December 2018, Mr. Søgaard-Christensen tendered his resignation as Chief Financial Officer in TORM A/S; however, he will continue his normal duties during a transition period.
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
At the general meeting held on April 12, 2018, our shareholders approved an updated remuneration policy, with effect from the date of the meeting, which includes overall guidelines for incentive pay for the Board of Directors and our Senior Management Team (defined below). The Company is required, under the UK Companies Act 2006, to prepare a Remuneration Report for each financial year.
For information about compensation to our non-executive directors, reference is made to page 77 of the "Annual Report on Remuneration" in the Annual Report 2018.

Executive Management Compensation
Our Senior Management Team, which is comprised of Jacob Meldgaard, our Executive Director and principal executive officer of TORM plc and the Chief Executive Officer of TORM A/S, Christian Søgaard-Christensen, our principal financial officer and the Chief Financial Officer of TORM A/S, Jesper Jensen, the Head of the Technical Division of TORM A/S and Lars Christensen, the Head of Projects of TORM A/S, receive compensation consisting of a fixed base salary, cash-based bonus incentives paid out in 2018 under our performance bonus program, discussed below, and customary executive fringe benefits. We have not granted loans, issued guarantees or undertaken similar obligations to or on behalf of members of our Senior Management Team. Christian Søgaard-Christensen tendered his resignation as Chief Financial Officer (CFO) in TORM A/S, however, he will continue his normal duties as CFO during a transition period.
In 2018, the aggregate compensation paid by the Group to Jacob Meldgaard for his role as Executive Director and principal executive officer of TORM plc and as the Chief Executive Officer of TORM A/S amounted to $ 1,535,000, which includes the fee payable to Mr. Meldgaard for his service on the Board of Directors. We have not allocated funds to provide pension, retirement or similar benefits to Mr. Meldgaard.
In 2018, the aggregate compensation paid by the Group to the other members of our Senior Management Team (excluding Mr. Meldgaard) was $ 2,186,679, which includes an aggregate of $ 125,959 allocated for pensions for these individuals.
Incentive Schemes
Compensation of our Senior Management Team includes the eligibility to participate in a variable incentive-based pay with a combination of share options, restricted share units and other share-based awards. We have in place a Long-Term Incentive Plan, or the LTIP, pursuant to which our Board of Directors may grant certain employees and executive officers share options, restricted share units, or RSUs, in the form of restricted stock options, or other share-based awards. See Item 10. "Additional Information".
For information on RSUs granted to Mr. Meldgaard pursuant to the LTIP, reference is made to the "Annual Report on Remuneration—Long-Term Incentive Plan—Restricted Share Units Granted" on page 76 of the Annual Report 2018.
During 2018, the members of our Senior Management Team other than Mr. Meldgaard were granted an aggregate of 340,267 RSUs as part of each executive's annual grant. Each RSU entitles the other members of our Senior Management Team to acquire one Class A common share, subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date. Vested RSUs may be exercised at a price of DKK 53.7 per Class A common share for a period of twelve months after the vesting date. Assuming 100% vesting and based on the Black-Scholes model, the aggregate RSU grant in 2018 to the other members of our Senior Management Team would be approximately $ 606,564.
Performance Bonus Program 2018
For information on the cash performance bonus received by Mr. Meldgaard for the financial year 2018, reference is made to the "Annual Report on Remuneration—Performance Bonus 2018" on page 75 of the Annual Report 2018.
During the financial year 2018, the members of our Senior Management Team other than Mr. Meldgaard received cash performance bonuses in an aggregate amount of $714,940 which is directly linked to the fulfillment of specific performance metrics, which include developments in the price of our shares and our cost base (up to 50% of the base salary of each executive).

C.	Board Practices
Our Board of Directors maintains overall responsibility for the Company and its strategy and is entrusted with various tasks including appointment and supervision of our Executive Director, Mr. Jacob Meldgaard, and establishment of strategic, accounting, organizational and financial policies.
Our Board of Directors has delegated the day-to-day management of our business to our Executive Director. This includes our operational development and responsibility for implementing the strategies and overall decisions approved by the Board of Directors. The Executive Director also serves the position as Chief Executive Officer of TORM A/S, our largest subsidiary. Transactions of an unusual nature or of major importance may only be effected by our Executive Director on the basis of a special authorization granted by our Board of Directors. In the event that certain transactions cannot await approval by our Board of Directors, taking into consideration the best interests of the Company, our Executive Director, to the extent possible, shall obtain the approval of the Chairman of our Board of Directors and ensure that the Board of Directors is subsequently given notice of such transactions passed. Transactions of an unusual nature or of major importance are defined in our board guidelines for our Board of Directors and include, among other things, the acquisition and disposal of vessels.
For a description and terms of reference of the committees of our Board of Directors, reference is made to "Corporate Governance—Board Committees" on page 57 and the individual reports of our Audit Committee, Risk Committee, Nomination Committee and Remuneration Committee on pages 61-80 of our Annual Report 2018.
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

These other members of the Senior Management Team are subject to global non-competition clauses for a period of up to twelve months (depending on position). For the effective period of the clauses, these other members of the Senior Management Team are entitled to a monthly compensation corresponding to 100% of their respective base salary.
The non-competition clauses may be terminated. Under mandatory Danish law, non-competition clauses cannot be enforced after expiry of the notice period if the termination is effected by the Company without the members of the Senior Management Team having given reasonable cause for their dismissal.
D.	Employees
As of December 31, 2018, we employed approximately 307 people in our offices in Denmark, India, the Philippines, Singapore and the United States, excluding seafarers, who work on our vessels.
E.	Share Ownership
The table below shows, in relation to each of our directors and members of our Senior Management Team, the total number of shares owned and the total number of Restricted Share Units, or RSUs, held as of March 5, 2019. The RSUs granted to our Executive Director, Jacob Meldgaard, were received for his role as Chief Executive Officer of TORM A/S.
Directors and Executive officers	Class A Common shares held	Unvested RSUs	Vested RSUs
Christopher H. Boehringer	21,204	0
David Weinstein	0	0
Göran Trapp	12,820	0
Torben Janholt	26	0
Jacob Meldgaard	66	510,690	255,345
All other executive officers in the aggregate	*	333,178	297,734

*Our remaining executive officers individually each own less than 1% of our outstanding shares.
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
The following table sets forth the beneficial ownership of our Class A common shares, par value $0.01 per share, as of the date of this annual report, by beneficial owners of 5% or more of the common shares. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share held (excluding the B share and the C share).
	Class A Common Shares Beneficially Owned
Name	Number	Percentage(1)
Njord Luxco(2)(4)(5)	47,600,172	64.4%
DW Partners, LP (3)(4)	4,177,652	5.7%

_________________________

(1)	Calculated based on 73,905,975 common shares (excluding treasury shares) outstanding as of December 31, 2018 (and assuming no Consideration Warrants or Restricted Share Units (RSUs) are exercised).

(2)
According to the Schedule 13D filed with the SEC on February 5, 2018, the business address of Njord Luxco is OCM Njord Holdings S.à.r.l, 26A, Boulevard Royal L-2449, Luxembourg, Luxembourg. The majority shareholder of Njord Holdings is OCM Luxembourg OPPS IX S.à.r.l.  The majority shareholder of OCM Luxembourg OPPS IX S.à.r.l is Oaktree Opportunities Fund IX, L.P.  The general partner of Oaktree Opportunities Fund IX, L.P. is Oaktree Opportunities Fund IX GP, L.P.  The general partner of Oaktree Opportunities Fund IX GP, L.P. is Oaktree Opportunities Fund IX GP, Ltd.  The sole director of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Capital Management, L.P.  The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc. The sole shareholder of Oaktree Holdings, Inc. is Oaktree Capital Group, LLC. The duly appointed manager of Oaktree Capital Group LLC is Oaktree Capital Group Holdings GP, LLC. The members of the executive committee of Oaktree Capital Group Holdings GP, LLC are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank and Sheldon M. Stone who, by virtue of their membership on the executive committee, may be deemed to share voting and dispositive power with respect to the shares of TORM plc held by Njord Holdings. The address for all of the entities and individuals identified above is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(3)
According to the Schedule 13G filed with the SEC on February 14, 2019, DW Partners, LP (“DW”) and DW Investment Partners, LLC, the general partner of DW (“DWIP”) beneficially own 4,177,652 Class A common shares.  DW, as the investment adviser to the ultimate beneficial owners of such common shares (the “Funds”), may direct the voting and disposition of the 4,177,652 common shares held by the Funds.  DWIP, as the general partner of DW, may direct DW as to the voting and disposition of the 4,177,652 Common Shares held by the Funds.  The business address of DW and DWIP is 590 Madison Avenue, 13th Floor, New York, NY 10022.

(4)
Njord Luxco is the holder of the sole outstanding Class C share. The Class C share has 350,000,000 votes at the general meeting in respect of specified matters, including election of members to our Board of Directors (other than the Deputy Chairman) and certain amendments to the Articles of Association. See Item 10. "Additional Information—A. Share Capital —Our Shares—Class C Share".

As of December 31, 2018, we had 4,711,953 warrants outstanding with each warrant being convertible into one Class A common share, par value $0.01 per share, and which can be exercised until July 13, 2020. As of December 31, 2018, we have a total of 2,719,042 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. Assuming the exercise of all of our outstanding warrants and full vesting and exercise of our outstanding RSUs, this would result in the issuance of 7,430,995 additional Class A common shares representing approximately 9% of our issued and outstanding Class A common shares.
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
Mr. Boehringer is a partner and a managing director of Oaktree Capital Management (U.K.) LLP. Oaktree affiliates manage (indirectly) the Company's controlling shareholder, Njord Luxco. Oaktree has interests in numerous businesses, including businesses which may compete directly or indirectly with the group. Mr. Boehringer may from time to time be involved in influencing the business or strategy of such businesses.
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

In connection with the $100 million equity raise completed in January 2018, Oaktree Capital Management, an entity affiliated with TORM’s largest shareholder, OCM Njord Holdings S.à r.l., received a fee of $1.25 million from us in return for fully backstopping the transaction.
To our knowledge, there have been no other transactions with related parties during the periods required to be presented.
C.	Interest of Experts and Counsel
Not applicable.
ITEM 8.	FINANCIAL INFORMATION
A.	Consolidated Statements and other Financial Information
Please see the section of this annual report on Form 20-F entitled Item 18 – "Financial Statements".
Legal Proceedings
We are from time to time and currently a party to various legal proceedings arising in the ordinary course of business. We seek to maintain commercial liability insurance for such cases, and to the extent that we find that a specific claim is covered by insurance, our policy is to make no reservations in our accounts except for other related costs such as deductibles payable by us under the insurance policies.
The Group is involved in some legal proceedings and disputes. It is management's opinion that the outcome of these proceedings and disputes should not have any material impact on the Group's financial position, results of operations and cash flows.
Distribution Policy
Reference is made to "Investor Information—Distribution Policy" on page 81 of our Annual Report 2018.
Our Board of Directors may, in its sole discretion, from time to time, declare and distribute dividends in accordance with our Articles of Association and applicable law. Any decision to distribute dividends will be at the sole discretion of the Board of Directors. Dividends which are declared as interim dividends do not need to be approved by the shareholders at our annual general meeting.
We can give no assurance that dividends will be declared and paid in the future or the amount of such dividends if declared and paid. For a discussion of certain risk factors that may affect our ability to pay dividends, see Item 3. "Key Information—A. Risk Factors". For a description of the restrictions on the payment of dividends contained in our financing agreements, see Item 5. "Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements". For a discussion of the material tax consequences regarding the receipt of dividends we may declare, see Item 10. "Additional Information— E. "Taxation".
B.	Significant Changes
Not applicable.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details
Share History and Markets
Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol "TRMD A" and on Nasdaq New York under the symbol "TRMD". The B share, C share and warrants are not listed for trading on any exchange. See Item 10. "Additional Information".
B.	Plan of Distribution
Not applicable.
C.	Markets
Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol "TRMD A" and on Nasdaq New York under the symbol "TRMD".
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
Issued and Authorized Capitalization
As of December 31, 2018 and as of the date of this annual report, our share capital consists of 74,218,846 Class A common shares, par value $0.01 per share, one Class B share, par value $0.01 per share, and one Class C share, par value $0.01 per share. As of the date of this annual report, we have 312,871 treasury shares.
At the Company's 2016 Annual General Meeting of Shareholders, the Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expire on March 14, 2021. The Board of Directors did not seek new authorities at the Company's 2017 Annual General Meeting, which took place on April 4, 2017. For a description of the share authorities granted to our Board of Directors, reference is made to "Director's Report—Share Capital" on pages 84-86 of our Annual Report 2018.

Our Shares
Class A common shares. Each outstanding Class A common share, par value $0.01 per share, has (i) on a poll, one (1) vote on all matters at the general meeting (other than the election or removal of the Deputy Chairman), (ii) pre-emption rights upon any new issue of equity securities (including Class A common shares) for cash (unless otherwise provided by the UK Companies Act or our Articles of Association or as disapplied by the relevant shareholders' resolution) and (iii) the right to receive dividends, as well as liquidation proceeds and other distributions, that we may declare from time to time. The Class A common shares are not redeemable, either in full or in part.
Class B share. The one outstanding Class B share, par value $0.01, is held by a trustee on behalf of our minority shareholders (the Class A common shareholders other than Njord Luxco or its affiliates) pursuant to the terms of a minority trust deed, which is filed as Exhibit 2.2 to this annual report. The Class B share has (i) one vote at our general meetings, (ii) no pre-emptive subscription rights in relation to any issue of new shares of other classes and (iii) effectively carries no right to receive dividends, liquidation proceeds or other distributions from us. The holder of the Class B share has the right to elect one member to our Board of Directors (the Deputy Chairman) as well as appoint one Board Observer. Currently, David Weinstein serves as the Class B share elected director, and Jeffrey Stein is the appointed Board Observer. The Class B share may not be transferred or pledged, except for a transfer to a replacement trustee or a redemption by us. The Class B share is required to be redeemed when the Class C share is redeemed. The trustee is required to exercise its rights as holder of the Class B share at the direction of such minority shareholders. Such minority shareholders are able to direct the trustee as the holder of the Class B share by responding to a directions request distributed to such minority shareholders in accordance with the terms of the minority trust deed.
Class C share. The one outstanding Class C share, par value $0.01, is held by Njord Luxco. The holder of the Class C share has 350,000,000 votes at our general meetings on specified matters, described below. Based on Njord Luxco's share ownership as of the date of this annual report of 47,600,172 Class A common shares and the C share, Njord Luxco has 397,600,172 votes.
The Class C share votes may only be cast on resolutions in respect of the appointment or removal of directors (excluding the Deputy Chairman) and certain amendments to the Articles of Association, proposed by the Board of Directors. The Class C share votes may not be cast on resolutions in respect of any amendments to certain reserved matters, as specified in our Articles of Association, (unless those reserved matters also constitute changes to our Articles of Association on which the Class C share is entitled to vote), pre-emptive rights of shareholders, rights attached to the Class B share and other minority protection rights provisions contained in our Articles of Association.
The Class C share has no pre-emption rights in relation to any issue of new shares of other classes and effectively carries no right to receive dividends, liquidation proceeds or other distributions from us. The Class C share may not be transferred or pledged, except to an affiliate of Njord Luxco or pursuant to redemption by us. The Class C will be automatically redeemed when Njord Luxco and its affiliates cease to beneficially own at least one third of our issued Class A common shares. The voting rights attached to the Class C share have the practical effect of allowing Njord Luxco to control the Board of Directors of TORM plc and to make amendments to the Articles of Association proposed by the Board of Directors, other than amendments to the minority protections. Even when Njord Luxco holds only a third of the issued Class A common shares, the votes cast by Njord Luxco would represent approximately 88.3% of the votes that may be cast on resolutions on which the Class C share may vote.
The reserved matters set forth in our Articles of Association require either the approval of a majority of our Board including our Chairman and Deputy Chairman or the approval of a resolution approved by at least 70% or 86% of the votes capable of being cast. Please see Item. 10. "Additional Information— B. Memorandum and Articles of Association".
Our Share History
Reference is made to "Investor Information—Changes to the Share Capital" on page 81 of the Annual Report 2018.
Treasury Shares
As of December 31, 2018, we have 312,871 treasury shares.

Warrants
As part of the 2015 Restructuring, TORM A/S issued 7,181,578,089 Consideration Warrants each entitling the holder thereof to subscribe for one new Danish A share, par value DKK 0.01, without pre-emption rights for TORM A/S' existing shareholders. Those Consideration Warrants were consolidated on a 1,500 for one basis with effect as of September 24, 2015. On closing of the Exchange Offer, each Consideration Warrant that was assented to the Exchange Offer was exchanged for an equivalent warrant in TORM plc. Exchanged Consideration Warrants in TORM A/S were cancelled. As part of the Exchange Offer, the Consideration Warrants could be exchanged on a one-for-one basis for an equivalent TORM plc warrant or, if unexercised during the four weeks following the closing of the Exchange Offer, the Consideration Warrants lapsed automatically without compensation. As of December 31, 2018, there were 4,711,953 warrants outstanding with each warrant being convertible into one Class A common share, par value $0.01 per share, against payment of a subscription price of DKK 95.2.
Following the Private Placement in January 2018 and pursuant to the terms of the instrument governing our warrants, the number and subscription price of the warrants were adjusted. As of the date of this annual report, there are 4,711,953 warrants outstanding with each warrant being convertible into one Class A common share, par value $0.01 per share, against payment of a subscription price of DKK 95.24. The warrants can be exercised until July 13, 2020.
Restricted Share Units
In accordance with TORM’s Remuneration Policy, the Board of Directors has, as part of the Long-Term Incentive Program (LTIP), granted certain employees Restricted Share Units (RSUs) in the form of restricted stock options. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and the shareholders of TORM. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting.
In 2016, the Board agreed to grant a total of 850,667 RSUs to other members of management and an additional 1,276,725 RSUs to the Executive Director. The RSUs to other members of management were subject to a three-year vesting period, with one-third of the grant amount vesting at each anniversary date beginning on January 1, 2017. The exercise price of each vested RSU, following certain adjustments for dividends, is DKK 93.6 and they have an exercise period of six months. For the Executive Director, the grant was subject to a five-year vesting period and the exercise period was one year with the remaining terms being similar to the RSUs granted to the other members of management.
In 2017, the Board agreed to grant a total of 866,617 RSUs to other members of management on similar terms as the 2016 grant with a three-year vesting period, an exercise price of DKK 93.6 and an exercise period of six months.
In 2018 the Board agreed to grant a total of 944,468 RSUs to other members of management and an additional 766,035 RSUs to the Executive Director. The RSUs to both other management and the Executive Director were subject to a three-year vesting period, with one-third of the grant amount vesting at each anniversary date beginning on January 1, 2019. The exercise price of each vested RSU is DKK 53.7, which corresponds to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before the date of the General Meeting on April 12, 2018 plus a premium of 15%. Vested RSUs may be exercised for a period of 360 days after each vesting date. The grant to the Executive Director represented the unvested portion, or approximately 60%, of the RSUs that he was granted in 2016, which were subject to a five-year vesting period, and which he has agreed not to exercise.
As of 31 December 2018, 2,719,042 RSUs were outstanding and zero of the 2016, 2017 and 2018 RSUs have been exercised. Based on the Black-Scholes model, the theoretical market value of the RSU allocations in 2016, 2017 and 2018, around the time of issuance, was calculated at $5.0 million, $1.0 million, $2.3 million, respectively. See Item 6. "Directors, Senior Management and Employees—B. Compensation" and "—E. Share Ownership".

B.	Memorandum and Articles of Association
The description of TORM plc's Memorandum and Articles of Association is incorporated by reference to our Registration Statement on Form 20-F (Registration No. 001-38294), as amended, which was filed with the Securities and Exchange Commission on November 24, 2017, and which we refer to as the 20-F Registration Statement. The Company's Articles of Association were filed as Exhibit 1.1 to the 20-F Registration Statement and are hereby incorporated by reference into this annual report.
C.	Material Contracts
Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business. Descriptions are included within Item 5. "Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements" with respect to our credit facilities, and Item 7. “Major Shareholders and Related Party Transactions—B. Related Party Transactions” with respect to our related party transactions. Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.
D.	Exchange Controls
Under U.K. law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions, that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.
E.	Taxation
U.S. Federal Income Tax Considerations
The following are the material U.S. federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership and disposition of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares relevant to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the U.S. dollar, investors that are or own our common shares through partnerships or other pass-through entities, investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, persons that will hold the common shares as part of a hedging transaction, "straddle" or "conversion transaction," persons who are deemed to sell the common shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is included on an “applicable financial statement”  and persons who are liable for the alternative minimum tax may be subject to special rules. The following discussion of United States federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as in effect or in existence on the date of this annual report, and all of which are subject to change, possibly with retroactive effect. This discussion does not address any aspect of state, local or any U.S. federal tax considerations other than income taxation, such as estate or gift taxation or unearned income Medicare contribution taxation. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. The discussion below is based, in part, on the description of our business as described in this annual report and assumes that we conduct our business as described in this annual report. Unless otherwise noted, references in the following discussion to the "Company," "we," "our," and "us" are to TORM plc and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of the Company
Taxation of Operating Income: In General
We anticipate that substantially all of our gross income will be derived from the use and operation of vessels in international commerce, and that this income will principally consist of freights from the transportation of cargos, hire or lease income from voyage or time charters and the performance of services directly related thereto, which we refer to as "shipping income". Unless exempt from U.S. federal income taxation under Section 883 of the Code, under Article 8 of the U.S.-United Kingdom Income Tax Treaty or under Article 8 of the U.S.-Denmark Income Tax Treaty, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is considered for U.S. federal income tax purposes to be derived from sources within the United States.
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
We and/or one or more of our subsidiaries (collectively referred to as "we" for purposes of this paragraph) may qualify for exemption from tax under the terms of the U.S.-UK Income Tax Treaty or U.S.-Denmark Income Tax Treaty. Whether we so qualify depends, among other things, on whether we satisfy the Limitation on Benefits article of the applicable U.S. income tax treaty. In particular, we would generally satisfy the Limitation on Benefits article if we can establish that we are engaged in the active conduct of a trade or business in the UK or Denmark, whichever is applicable, our U.S. source shipping income is derived in connection with, or is incidental to, such trade or business, and such trade or business activity in the applicable treaty jurisdiction is substantial in relation to our trade or business activity in the United States. Additionally, we may also be able to satisfy the Limitation on Benefits article of the U.S.-Denmark Income Tax Treaty if we can establish that our principal class of shares is regularly traded on a recognized stock exchange, such as Nasdaq Copenhagen. For this purpose, our Class A Common Shares would generally be considered our primary class of shares if the Class A Common Shares represent more than 50% of the voting power and value of the Company. Additionally for this purpose, our Class A Common Shares would be treated as regularly traded if the Class A Common Shares are traded in more than de minimis quantities each quarter, and if the aggregate number of Class A Common Shares traded during the prior taxable year is at least 6% of the average number of Class A Common Shares during such prior taxable year. Given the legal and factual uncertainties in making the foregoing determination, there can be no assurance that we will qualify for exemption from tax under a U.S. income tax treaty, or that the IRS or a court of law will agree with our determination in this regard.
Exemption Under Section 883 of the Code
Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, or "Section 883," we and each of our subsidiaries that derives U.S. source shipping income will qualify for exemption from U.S. federal income tax under Section 883 in respect of such shipping income if, in relevant part:
•
we and each such subsidiary is organized in a "qualified foreign country" which, as defined, is a foreign country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as the "country of organization requirement"; and either

•
more than 50% of the value of our stock is owned actually or constructively under specified attribution rules by "qualified shareholders" (which as defined includes, among other things, individuals who are "residents" of qualified foreign countries and corporations that are organized in qualified foreign countries and meet the Publicly-Traded Test discussed immediately below), which we refer to as the "50% Ownership Test," or

•
our stock is "primarily" and "regularly" traded on an "established securities market" in our country of organization, in another country that grants an "equivalent exemption" to U.S. corporations or in the United States, which we refer to as the "Publicly-Traded Test".

As the IRS has recognized the United Kingdom, our country of incorporation, and each of the countries of incorporation of our subsidiaries, including Denmark, as a qualified foreign country in respect of the shipping income for which exemption is being claimed under Section 883, we and each of our subsidiaries satisfy the country of organization requirement. Therefore, we and each of our subsidiaries will be exempt from U.S. federal income tax with respect to our U.S. source shipping income if we and each of our subsidiaries satisfy either the "50% Ownership Test" or the "Publicly-Traded Test" and certain substantiation and reporting requirements are met. We do not anticipate satisfying the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.
The Treasury Regulations provide, in pertinent part, that a class of stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country (such as Nasdaq Copenhagen) if the exchange is designated under a Limitations on Benefits article in a United States income tax treaty, and if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such class that are traded during that taxable year on established securities markets in any other single country. Currently, our shares are primarily traded on Nasdaq Copenhagen for purposes of the “primarily traded” test, although this may change in future years.
The Treasury Regulations provide further that stock of a foreign corporation will be considered to be "regularly traded" on an established securities market only if: (i) one or more classes of stock of the corporation that, in the aggregate, represents more than 50% of the stock of the corporation, by voting power and value, is listed on such established securities market, (ii) each such class of stock is traded on such established securities market, other than in de minimis quantities, on at least 60 days during the taxable year, and (iii) the aggregate number of shares of such stock traded on such established securities market is at least 10% of the average number of shares of such stock outstanding during such taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied with respect to a class of stock that is traded on an established securities market in the United States if such stock is regularly quoted by dealers making a market in such stock. We have a single class of stock that is listed on the Nasdaq New York, an established securities market in the United States. Although we do not anticipate satisfying the requirement that our stock be "regularly traded" on an established securities market under the quantitative testing rules, our common stock is deemed to be “regularly traded” on an established securities market for purposes of satisfying the Publicly-Traded Test.
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

In the event the 5% override rule were triggered with respect to any class of stock for any taxable year, the Treasury Regulations provide that the 5% override rule will nevertheless not apply to such class of stock for such taxable year if the foreign corporation can establish that among the closely-held group of 5% shareholders, which we refer to as the "5% closely-held group," there are sufficient 5% shareholders that are considered to be qualified shareholders (for purposes of Section 883) to preclude non-qualified 5% shareholders in the 5% closely-held group from owning 50% or more of the total value of the shares of such class for more than half the number of days during such taxable year. In order to establish this, a sufficient number of 5% shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. These requirements are onerous, and there is no assurance that we would be able to satisfy them. Currently, OCM Njord Holdings S.à.r.l. through its wholly-owned subsidiary, Njord Luxco, owns approximately 64.4% of our outstanding Class A Common Shares. As such, we expect the 5% override rule to be triggered, and that we would not be able to rely on Section 883 for exemption from United States federal income taxation on our U.S. source shipping income. Therefore, if we cannot qualify for benefits under an applicable U.S. income tax treaty, we would be subject to United States taxation on our U.S. source shipping income.
U.S. Federal Income Taxation in the Absence of Section 883 or Treaty Exemption
4% Gross Basis Tax Regime. To the extent the benefits of Section 883 or an applicable U.S. income tax treaty are unavailable, our U.S. source shipping income which is not considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, would be subject to a 4% U.S. federal income tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime". As under the sourcing rules described above, no more than 50% of our shipping income would be treated as derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income should never exceed 2% under the 4% gross basis tax regime.
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
Dividends paid with respect to our common shares to a U.S. Holder that is an individual, trust or estate, which we refer to as a "U.S. Individual Holder", may be eligible for preferential U.S. federal income tax rates provided that (1) we are a "qualified foreign corporation", (2) the U.S. Individual Holder has owned our common shares for more than 60 days during the 121-day period beginning 60 days before the date on which our common shares become ex-dividend, (3) we are not a passive foreign investment company for the taxable year of the dividend or the immediately preceding taxable year (which we do not believe we are, have been or will be) and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
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
Special rules may apply to any “extraordinary dividend” — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of our common stock — paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income”, then any loss derived by a non-corporate U.S. holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Dividends will be generally included in the income of U.S. Holders at the U.S. dollar amount of the dividend (including any non-U.S. taxes withheld therefrom), based upon the exchange rate in effect on the date of the distribution. In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).
Sale, Exchange or other Disposition of Our Common Shares
Subject to the discussion of passive foreign investment company status below, a U.S. Holder will generally recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in the common shares. A U.S. Holder's adjusted tax basis in its common shares generally will be the U.S. Holder's purchase price for the common shares, reduced (but not below zero) by the amount of any distribution on such common shares that was treated as a nontaxable return of capital to such U.S. Holder. Such gain or loss will be capital gain or loss and will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Status and Significant U.S. Federal Income Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or "PFIC", for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. shareholder in such foreign corporation if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:
•
at least 75% of the corporation's gross income for such taxable year consists of passive income (for example dividends, interest, capital gains and rents derived from other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produces, or is held for the production of, passive income, which we refer to as "passive assets".
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
Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of us and our subsidiaries should constitute active income from the performance of services rather than passive, rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We anticipate that substantially all of our gross income will be derived from time and voyage charters and the performance of services directly related thereto, and that substantially all of the vessels in our fleet will be engaged in such activities.

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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund", which election we refer to as a "QEF election". As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below.
If we were to be treated as a PFIC for any taxable year, a U.S. Holder would also be subject to special U.S. federal income tax rules in respect of such U.S. Holder's indirect interest in any of our subsidiaries that are also treated as PFICs. Such a U.S. Holder would be permitted to make a QEF election in respect of any such subsidiary, as long as we timely provide the information necessary for such election, which we currently intend to do in such circumstances, but such a U.S. Holder would not be permitted to make a mark-to-market election in respect of such U.S. Holder's indirect interest in any such subsidiary. In addition, if we were to be treated as a PFIC for any taxable year, and a U.S. Holder actually or constructively own common shares that exceed certain thresholds, a U.S. Holder would be required to file a Form 8621 with its U.S. federal income tax return for that year with respect to such Holder's common shares. Substantial penalties apply to any failure to timely file a Form 8621, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Also, in the event that a U.S. Holder is required to file a Form 8621 and does not do so, the statute of limitations on the assessment and collection of U.S. federal income taxes for such person for the related tax year may not close until three years after the date that the Form 8621 is filed. The application of the PFIC rules is complicated, and U.S. Holders are encouraged to consult with their tax advisors regarding the application of such rules in their circumstances.
U.S. Federal Income Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder", the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder with respect to its commons shares. No portion of such inclusions of ordinary earnings will be entitled to the preferential U.S. federal income tax rates applicable to certain dividends discussed above. Net capital gain inclusions of certain non-corporate U.S. holders may be eligible for preferential capital gains rates. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any taxable year that our company is a PFIC by filing an IRS Form 8621 with his U.S. federal income tax return. If we became aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder who is treated as constructively owning shares in any of our subsidiaries which are treated as PFICs would be required to make a separate QEF election with respect to each such subsidiary.

U.S. Federal Income Taxation of U.S. Holders Making a "Mark-to-Market" Election
Alternatively, if we were to be treated as a PFIC for any taxable year and our common shares are treated as "marketable stock", as we believe will be the case, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common shares, provided the U.S. Holder completes and files an IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder would generally include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would likely not be available for any of our subsidiaries that are treated as PFICs.
U.S. Federal Income Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e. the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares) and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:
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

These adverse U.S. federal income tax consequences would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such Holder's successor would generally not receive a step-up in tax basis with respect to such common shares.
U.S. Federal Income Taxation of "Non-U.S. Holders"
A beneficial owner of our common shares that is not a U.S. Holder (and not an entity treated as a partnership) is referred to herein as a "Non-U.S. Holder".
Distributions
Non-U.S. Holders will generally not be subject to U.S. federal income tax or withholding tax on dividends received with respect to our common shares, unless the dividends are "effectively connected" with the Non-U.S. Holder's conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, those dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares
Non-U.S. Holders will generally not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares unless: (i) the gain is "effectively connected" with the Non-U.S. Holder's conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
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
If you sell your common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding will generally not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.
Backup withholding is not an additional tax. Rather, you may generally obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Substantial penalties apply to any failure to timely file an IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of an IRS Form 8938 is required may not close until three years after the date on which the IRS Form 8938 is filed.  Specified foreign financial assets would generally include our common shares, unless the common shares are held in an account maintained by a U.S. "financial institution" (as defined in Section 6038D of the Code).  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

Danish Tax Considerations
The following is a summary of certain Danish tax considerations relating to an investment in TORM plc. The summary describes the Danish tax implications pertaining to dividends paid from TORM A/S to TORM plc, and a sale of Class A common shares by TORM plc.
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
Thus, in the case an entity transfers shares in a group-related entity to another group-related entity and the proceeds consist wholly or partly of anything other than shares in the purchasing entity or group-related entities, the non-share based part of the proceeds (i.e. cash) is considered a dividend payment. However, if TORM plc receives tax-exempt dividends from TORM A/S as described in the section below, the Danish anti-avoidance rules should not apply.
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
Dividends distributed to the holders of Class A common shares of TORM A/S to TORM plc
Under Danish tax law, dividends paid on shares in a Danish company to a foreign company are normally subject to dividend withholding tax of 27%. However, the foreign company receiving the dividends will as a main rule be subject to a final Danish withholding tax of 22% provided the recipient reclaims the excess tax from the Danish tax authorities.
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
When considering whether the EU Parent/Subsidiary Directive (2011/96/EU) or a tax treaty can be applied (thereby enabling exemption from Danish withholding taxes on dividend distributions), the Danish tax authorities do consider a number of other criteria, including whether the foreign receiving company is the beneficial owner, and whether the structure can be challenged based on general anti-avoidance rules introduced in 2015.
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
Any dividend income received by a UK resident individual Shareholder in excess of the Nil Rate Amount will be subject to income tax at a rate of 7.5%, to the extent that it is within the basic rate band, 32.5%, to the extent that it is within the higher rate band and 38.1%, to the extent that it is within the additional rate band.
Corporate Shareholders
Shareholders within the charge to United Kingdom corporation tax which are "small companies" (for the purposes of United Kingdom taxation of dividends) will generally not expect to be subject to tax on dividends from the Company.
Other shareholders within the charge to United Kingdom corporation tax will not be subject to tax on dividends from the Company as long as the dividends fall within an exempt class and certain conditions are met. For example: dividends paid to companies holding less than 10% of the issued share capital of the payer (or any class of that share capital) are generally dividends that fall within an exemption in respect of "portfolio holdings" (subject to the application of relevant anti-avoidance rules). Other exemptions may also apply.

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
A shareholder who is an individual and who has ceased to be resident in the United Kingdom for taxation purposes (or has become treated as resident outside the United Kingdom for the purposes of a double tax treaty (''Treaty non-resident'') for a period of five years or less, and who disposes of the Class A common shares during that period may in some circumstances also be liable, on his or her return to the United Kingdom, to United Kingdom capital gains tax on that gain, subject to any available exemptions or reliefs.
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
Shareholders Resident outside the United Kingdom
A shareholder that is not resident in the United Kingdom (and, in the case of an individual, is not temporarily non-resident) for United Kingdom tax purposes, and whose Class A common shares are not held in connection with carrying on a trade, profession or vocation in the United Kingdom will generally not be subject to United Kingdom tax on chargeable gains on the disposal of the Class A common shares.
Stamp Duty and Stamp Duty Reserve Tax ("SDRT")
The comments in this section relating to stamp duty and SDRT apply whether or not a shareholder is resident or domiciled in the United Kingdom. Special rules may apply to shareholders such as market makers, brokers, dealers and intermediaries.
Following the European Court of Justice decision in HSBC Holdings Plc and Vidacos Nominees Ltd v The Commissioners for Her Majesty's Revenue & Customs (C-569/07) and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v The Commissioners for Her Majesty's Revenue & Customs (TC/2009/16584), HMRC has confirmed that 1.5% SDRT is no longer payable to a clearance service or depositary receipt system, when new shares are issued. However, it is currently unclear whether this will remain the case following the United Kingdom's intended departure from the European Union.

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
Any instrument of transfer of the Class A common shares that are not held by a nominee for a person whose business is or includes the provision of clearance services will generally attract stamp duty at a rate of 0.5% of the amount or value of the consideration for the transfer (rounded up, if necessary, to the next multiple of £5). No stamp duty is chargeable on an instrument transferring shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. An unconditional agreement for such transfer, or a conditional agreement which subsequently becomes unconditional, will also generally be liable to SDRT at the rate of 0.5% of the amount or value of the consideration for the transfer, but such liability will be cancelled if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement, or if the agreement was conditional, the date the agreement became unconditional. Where stamp duty is paid, any SDRT previously paid should be repaid on the making of an appropriate claim generally with interest.
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
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, our filings will be available on our website www.torm.com. This web address is provided as an inactive textual reference only.
Shareholders may also request a copy of our filings at no cost by writing or telephoning us at the following address:
TORM plc
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark
Tel: 45 39 17 92 00

I.	Subsidiary Information
Not applicable.
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Reference is made to Note 19—"Risks Associated with TORM's Activities" on pages 121-124 of our Annual Report 2018
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures
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
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15e under the Securities Act of 1934) as of December 31, 2018. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2018 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B.	Management's Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2018 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2018 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).

C.	Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of the Company's registered public accounting firm because we are an emerging growth company.
D.	Changes in Internal Control Over Financial Reporting
There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
ITEM 16.	RESERVED
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Göran Trapp, who serves as the Chairman of our Audit Committee, qualifies as an "audit committee financial expert" and that he is "independent" in accordance with SEC rules.
ITEM 16B.	CODE OF ETHICS
We have adopted a code of ethics, which we refer to as our Business Principles, which applies to all entities in the TORM Group and its employees (both shore-based and at sea), directors and officers. A copy of the Business Principles is filed herewith as Exhibit 11.1. We have also posted a copy of our Business Principles on our website at www.torm.com. We will provide any person, free of charge with a copy of our Business Principles upon written request to our offices at: Tuborg Havnevej 18, DK-2900 Hellerup, Denmark.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Reference is made to Note 4 —"Remuneration to Auditors Appointed at the Parent Company's Annual General Meeting" on page 108 of our Annual Report 2018 and to the "Audit Committee Report" on pages 61-65 of our Annual Report 2018.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Name	Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Number of Shares that May Yet Be Purchased under the Plan
OCM Njord Holdings S.à r.l	January 2018	8,214,548	$8.39	N/A	N/A

During the year ended December 31, 2018, no other issuer or affiliate purchases of our equity securities were made.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to an exception under Nasdaq New York listing standards available to foreign private issuers, we are not required to comply with many of the corporate governance practices followed by U.S. companies under the Nasdaq New York listing standards. Accordingly, we are exempt from many of Nasdaq New York's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq New York corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. In connection with the listing of our Class A common shares on Nasdaq New York, we will certify to Nasdaq New York that our corporate governance practices are in compliance with, and are not prohibited by, English Law. Set forth below is a list of the significant differences between our current or potential corporate governance practices and Nasdaq New York standards applicable to listed U.S. companies.
Independence of Directors. Nasdaq New York requires that a U.S.-listed company maintain a majority of independent directors. Our Board of Directors consists of five directors, three of which are considered "independent" under Rule 10A-3 promulgated under the Exchange Act and under the rules of Nasdaq New York. Under English law and our Articles of Association, our Board of Directors is not required to consist of a majority of independent directors. Under the UK Corporate Governance Code, to which we are subject, a majority of our Board is required to be independent. However, the determination of independence is different from Nasdaq New York standards, and we may choose to deviate from this requirement in the future as long as we explain why we have done so in our annual report.
Remuneration Committee. Nasdaq New York requires that a listed U.S. company have a remuneration committee consisting only of independent directors. Under English law and our Articles of Association, our Remuneration Committee is not required to consist entirely of independent directors. The UK Corporate Governance Code requires this committee to be comprised of independent directors and that the chairman of the Board of Directors not chair the Remuneration Committee, but we may choose to deviate from these requirements in the future as long as we explain why in our annual report.
Audit Committee. Nasdaq New York requires, among other things, that a listed U.S. company have an audit committee comprised of three entirely independent directors. The UK Corporate Governance Code requires an audit committee to be comprised of three, or in the case of smaller companies, two, independent directors, but we may choose to deviate from this requirement in the future as long as we explain why in our annual report.

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
Shareholder Approval of Securities Issuances. Nasdaq New York requires that a listed U.S. company obtain the approval of its shareholders prior to issuances of securities under certain circumstances. In lieu of this requirement, we have elected to follow applicable practices of England and Wales for authorizing issuances of securities, which generally require (i) shareholder approval (a) by ordinary resolution to grant the directors authority to allot shares and (b) by special resolution to grant the directors authority to allot shares free of pre-emption rights (which approvals have already been granted by shareholders pursuant to the Company’s shareholders resolutions dated 15 March 2016); (ii) board approval and, in addition, (iii) particular board approval in certain circumstances specific to the Company including pursuant to articles 8 and 131 of the Company’s articles of association, but these practices do not follow additional corporate governance guidelines that would apply to companies listed on the Main Board of the London Stock Exchange.
Shareholder Approval of Equity Compensation Plans. Nasdaq New York requires that shareholders be given the opportunity to vote on all equity-compensation plans and material amendments thereto, with limited exceptions for inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and specific types of plans. In lieu of this requirement, we have elected to follow the applicable practices of England and Wales for authorizing such plans, which do not generally require shareholder approval (except (i) in certain circumstances not applicable to the Company or (ii) where the issue of shares, or right to subscribe for or agreement to issue shares, requires further shareholder approval pursuant to applicable law beyond the shareholder approvals currently existing pursuant to the Company’s shareholder resolutions dated 15 March 2016).  Certain plans also require certain special director approval requirements to be met pursuant to articles 131.3 and 131.4.4 of the Company’s articles of association.
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
The financial statements required by this item accompany this annual report in the form of our Annual Report 2018 (see Item 19).
ITEM 19.	EXHIBITS
Annual Report
The following pages from our Annual Report 2018, furnished to the SEC on Form 6-K, dated March 12, 2019, are incorporated by reference into this annual report on Form 20-F. The content of quotations, websites and other sources referenced on these pages of the Annual Report 2018 are not incorporated by reference into this Form 20-F.
Section	Page(s) in the Annual Report 2018

Key Figures	7

Highlights	9-11

Outlook 2019	12-14

Strategic Ambition and Business Model	17-19

TORM Fleet Overview	143-145

Value Chain in Oil Transportation	21

The Product Tanker Market	22-25

Chairman’s Statement⸻US Listing and Sarbanes-Oxley Reporting	6

Financial Review 2018—Liquidity and Cash Flow; Assessment of Impairment of Assets; Primary Factors Affecting Results of Operations	47, 51

Corporate Governance—Board Committees	57

Board of Director Committee Reports	61-80

Investor Information—Changes to the Share Capital; Distribution Policy	81

Remuneration Committee Report— Annual Report on Remuneration—Performance Bonus 2018; Long-Term Incentive Plan—Restricted Share Units Granted; 2018 Remuneration Table Non-Executive Directors	75, 76, 77

Directors' Report—Share Capital	84-86

Glossary	146-147

Alternative Performance Measures	148-151

Index to Audited Consolidated Financial Statements
Section	Page(s) in the Annual Report 2018

Consolidated Income Statement for the years ended December 31, 2018, 2017 and 2016	91

Consolidated Statements of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016	91

Consolidated Balance Sheet as of December 31, 2018 and 2017	92

Consolidated Statements of Changes in Equity as of December 31, 2018, 2017 and 2016	93-94

Consolidated Cash Flow Statement for the years ended December 31, 2018, 2017 and 2016	95

Notes to the Consolidated Financial Statements	96-129

List of Exhibits

1.1	Memorandum and Articles of Association(1)

2.1	Form of Class A Common Share Certificate(1)

2.2	B Share Minority Trust Deed, dated May 30, 2016(1)

2.3	Equity Warrant Instrument, dated March 15, 2016(1)

4.1	The Working Capital Facility, dated July 13, 2015(1)

4.2	Term Facility 1, dated July 13, 2015(1)

4.3	DSF Facility, dated July 20, 2018

4.5	CEXIM Facility, dated July 8, 2016(1)

4.6	Term Facility 2, dated January 6, 2017(1)

4.7	TORM plc 2017 Management Long-Term Incentive Plan(1)

4.8	TORM plc 2018 Management Long-Term Incentive Plan

4.9	ING Facility, dated September 8, 2017(1)

4.10	Amendment and Waiver Letter to Working Capital Facility and Term Facility 1, dated December 21, 2015(1)

4.11	Amendment and Waiver Letter to Working Capital Facility and Term Facility 1, dated August 23, 2016(1)

4.12	ABN AMRO Facility, dated May 7, 2018

8.1	List of Subsidiaries

11.1	TORM's Business Principles(2)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

(1) Filed as an exhibit to the Company's Registration Statement on Form 20-F (Registration No. 001-38294) on November 24, 2017, as amended, and incorporated by reference herein.

(2) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 8, 2018, and incorporated by reference herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of TORM plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of TORM plc and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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

March 12, 2019

We have served as the Company's auditor since 1994.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
TORM PLC
By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer

Date: March 12, 2019