Form 20-F
period 2019-12-31
TORM plc
filed 2020-03-11
CIK 1655891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
 (Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Jacob Meldgaard, Executive Director and Principal Executive Officer, Tuborg Havnevej 18, DK-2900 Hellerup, Denmark, +45 39 17 92 00

(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common shares, par value $0.01 per share	TRMD	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to section 12(g) of the Act.
NONE
(Title of class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2019 there were 74,748,248 of the Registrant's Class A common shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	☐	No	☒

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
All statements in this annual report that are not statements of either historical or current facts are forward-looking statements. These forward-looking statements are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements include, but are not limited to, such matters as:
•	our future operating or financial results;
•	global and regional economic and political conditions, including piracy;
•	our pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs;
•	statements about shipping market trends, including charter rates and factors affecting supply and demand;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	our ability to enter into time charters after our current charters expire and our ability to earn income in the spot market;
•	the future price of our Class A common shares; and
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels' useful lives.
Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information—D. Risk Factors." Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:
•	our future operating or financial results;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	fluctuations in interest rates and foreign exchange rates;
•	the length and severity of the recent coronavirus (COVID-19) outbreak, including its impact on the demand for seaborne transportation of petroleum products;

•	general domestic and international political conditions or events, including "trade wars";
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•	the length and number of off-hire periods and dependence on third-party managers; and
•	other factors discussed in "Item 3. Key Information—D. Risk Factors" in this annual report.
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

EXPLANATORY NOTE AND PRESENTATION OF OUR FINANCIAL AND OPERATING DATA
Throughout this annual report on Form 20-F, we incorporate information responsive to the items hereof by reference to our annual report for the year ended December 31, 2019, or the Annual Report 2019, including our audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017. Therefore, the information contained in this annual report should be read in conjunction with the Annual Report 2019, which was furnished to the U.S. Securities and Exchange Commission, or the SEC, on Form 6-K on March 11, 2020. The content of quotations, websites and other sources contained in the sections of the Annual Report 2019 referenced herein are not incorporated by reference into this Form 20-F.
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
Our Class A common shares of TORM plc are issued and traded on Nasdaq Copenhagen under the symbol "TRMD A" and on the Nasdaq Stock Market LLC in New York, or Nasdaq New York, under the symbol "TRMD". All commercial and technical management of our fleet of product tankers is led out of the Denmark office of TORM A/S and our subsidiaries in India, the Philippines, the United States and Singapore. See "Item 4. Information on the Company."
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

Accordingly, this document includes the audited consolidated financial statements of TORM plc as of and for the years ended December 31, 2019, 2018 and 2017, which have been prepared in accordance with IFRS. The financial information for TORM plc also reflects the activities of Njord and Former TORM A/S from the date of the Combination, and the activities of TORM A/S only prior to the Combination, being a continuation of the financial statements of Njord (the accounting acquirer), with one adjustment, which is to adjust retroactively Njord's legal capital to reflect the legal capital of TORM A/S from the beginning of the earliest period presented.
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

v

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
A.	Selected Financial Data
The following table presents, in each case for the periods and as of the dates indicated, the selected historical financial and operating data of TORM plc. The selected data is derived from our audited financial statements, which have been prepared in accordance with IFRS as issued by the IASB, and should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 and related notes, which are incorporated herein by reference to our Annual Report 2019 together with "Item 5. Operating and Financial Review and Prospects." Our audited consolidated financial statements as of and for the years ended December 31, 2016 and 2015 and the related notes are not included herein. In addition, see "Explanatory Note and Presentation of Our Financial and Operating Data" for further details on the presentation of the financial statements, the history of the Company and its formation.
	Year Ended December 31,
(USD million, except share data)	2019	2018	2017	2016	2015
Consolidated income statement data:
Revenue	692.6	635.4	657.0	680.1	540.4
Port expenses, bunkers and commissions	(267.7)	(283.0)	(259.9)	(221.9)	(169.6)
Charter hire	0.0	(2.5)	(8.5)	(21.5)	(12.0)
Operating expenses	(173.0)	(180.4)	(188.4)	(195.2)	(122.9)
Profit from sale of vessels	1.2	0.7	2.8	0.0	0.0
Administrative expenses	(47.7)	(47.8)	(45.0)	(41.4)	(19.5)
Other operating expenses	(2.9)	(2.0)	(0.4)	(0.3)	(6.3)
Share of profit from joint ventures	(0.4)	0.2	0.0	0.2	0.2
Impairment losses and reversal of impairment	114.0	(3.3)	(3.6)	(185.0)	0.0
Depreciation	(110.1)	(114.5)	(114.5)	(122.2)	(67.3)
Operating profit/(loss)	205.9	2.8	39.5	(107.2)	143.0
Financial income	2.8	3.3	4.3	2.8	0.9
Financial expenses	(41.9)	(39.3)	(40.6)	(37.3)	(16.9)
Profit/(loss) before income tax	166.8	(33.2)	3.2	(141.7)	127.0
Tax expenses	(0.8)	(1.6)	(0.8)	(0.8)	(1.0)
Net profit/(loss) for the year	166.0	(34.8)	2.4	(142.5)	126.0

Other financial data:
Basic earnings/(loss) per share, EPS (USD)	2.24	(0.5)	0.0	(2.3)	2.4
Diluted earnings/(loss) per share, EPS (USD)	2.24	(0.5)	0.0	(2.3)	2.4
Dividends per share (USD)	0.10	0.00	0.02	0.40	0.00

(USD million)	As of December 31,
Consolidated balance sheet data:	2019	2018	2017	2016	2015
Total assets	2,003.9	1,714.4	1,646.6	1,571.3	1,867.4
Total non-current assets	1,788.0	1,445.1	1,385.1	1,390.0	1,578.8
Total liabilities	996.2	867.2	855.5	790.7	891.4
Total non-current liabilities	801.3	700.1	699.4	638.9	775.6
Equity/net assets	1,007.7	847.2	791.0	780.6	976.0
Share capital	0.7	0.7	0.6	0.6	0.6
Cash and cash equivalents, including restricted cash	72.5	127.4	134.2	76.0	168.3
Number of shares (excluding treasury shares), end of period (million)	74.4	73.9	62.0	62.0	63.8
Number of shares (excluding treasury shares), weighted average (million)	74.0	73.1	62.0	62.9	51.7

	Year Ended December 31,
Consolidated cash flow data	2019	2018	2017	2016	2015
(USD million)
From operating activities	171.1	70.7	109.8	171.1	214.0
Used in investing activities	(322.8)	(175.6)	(113.7)	(119.4)	(158.8)
Thereof investment in tangible fixed assets	(384.3)	(202.4)	(145.1)	(119.4)	(254.0)
(Used in)/from financing activities	84.5	96.0	62.7	(145.6)	75.0
Total net cash flow	(67.2)	(8.9)	58.8	(93.9)	130.2

B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
The following risks relate principally to the industry in which we operate and our business in general. The occurrence of any of the risk factors described herein could have a material adverse effect on our future performance, results of operations, cash flows and our financial position. We may also be subject to other material risks that as of the date of this annual report are not currently known to us or that we currently deem immaterial but which may significantly impair our business.
Risks Related to Our Business and Our Industry
The product tanker sector is cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, in vessel values and in our results of operations.
We are a pure-play product tanker company, meaning that substantially all of our revenues are generated from operating our product tanker fleet. The product tanker market is cyclical in nature, which leads to volatility in freight rates, vessel values and industry profitability. The freight rates among different types of product tankers are highly volatile. For example, product tanker freight rates declined from the historical highs reached in mid-2008 (TORM MR Time Charter Equivalent, or TCE, rates up to $26,458/day) to a cyclical low period between 2009 and 2014 (TORM annual average MR TCE rates of approximately $14,200/day for the period). During 2018 we realized TCE rates of $12,982/day and this increased by 27% during 2019 to TCE rates of $16,526/day. The factors affecting the supply and demand for product tankers are beyond our control, and the nature, timing and degree of changes in industry conditions are unpredictable and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Factors affecting the supply and growth of product tanker capacity include:
•	the number of newbuildings on order and being delivered;
•	the number of vessels used for floating storage;
•	the number of vessels in lay-up;
•	the number of vessels recycled for obsolescence or subject to casualties;
•	prevailing and expected future freight and charter hire rates;
•	the number of product tankers trading with crude or "dirty" oil products;
•	costs of bunkers and fuel oil and their impact on vessel speed;
•	the efficiency and age of the world product tanker fleet;
•	shipyard capacity;
•	availability of financing;
•	available interest rates on financing;
•	port congestion and canal congestion;
•	technological developments, which affect the efficiency of vessels and time to vessel obsoletion;
•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations; and
•	crew availability.
Demand for product tankers is primarily determined by the quantity of cargo to be transported and the distance from origin to destination. The demand is affected by a number of external factors including:
•	world and regional economic conditions;
•	demand for oil and other petroleum products;
•	product imbalances across regions (affecting the level of trading activity);
•	the regulatory environment;
•	environmental issues and concerns;
•	developments in international trade including refinery additions and closures;
•	climate;

•	competition from alternative energy sources;
•	global and regional political developments, including "trade wars";
•	embargoes;
•	armed conflicts; and
•	availability of financing and changes in interest rates.
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
The supply of product tankers is affected by a number of factors such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources and the current and expected purchase orders for newbuildings. If the capacity of new product tankers delivered exceeds the capacity of product tankers being recycled and converted to non-trading tankers, overall industry capacity in the product tanker will increase. If the supply of product tanker capacity increases, and if the demand for product tanker capacity decreases or does not increase correspondingly, charter rates could materially decline, which may also negatively affect freight rates and the value of our vessels. During 2019, the value of our product tanker fleet, based on independent broker quotes, increased by approximately 6% (excluding vessels that we sold and/or acquired during 2019).  A reduction in charter rates and the value of our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, freight rates. This seasonality may result in quarter-to-quarter volatility in operating results. The product tanker segment is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere. As a result, revenues from product tankers may be weaker during the fiscal quarters ending June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ending December 31 and March 31. This seasonality could have a material adverse effect quarter to quarter on our future performance, results of operations, cash flows and financial position.
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
Acts of piracy have historically affected ocean-going vessels. At present, most piracy and armed robbery incidents are recurrent in the Gulf of Aden region off the coast of Somalia, South China Sea, Sulu Sea, Celebes Sea and in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in 2019. Sporadic incidents of robbery are also reported in many parts of Asia. The political turmoil in the Middle East region may also lead to collateral damages in waters off Yemen. The current diplomatic crisis between Gulf Co-operation Council (GCC) countries may lead to an uncertain security situation in the Middle East region.
The security arrangements made for ship staff and vessels to counteract the ever-evolving security threat and to comply with Best Management Practices to Deter Piracy and Enhance Maritime Security in the Red Sea, Gulf of Aden,  the Gulf of Guinea region off Nigeria, Indian Ocean and Arabian Sea add to the cost of operations of our ships.
The "war risks" areas are established by the Joint War Risks Committee. Our vessels often trade in "war risk" areas due to the nature of our business. Due to the above issues when vessels trade in such areas, the insurance premiums are increased significantly to cover for the additional risks.
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
Fuel, including bunkers, is a significant expense in our shipping operations of our vessels, and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events beyond our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, including as a result of the implementation of low sulfur fuel requirements by the International Maritime Organization, or IMO, that took effect January 1, 2020, which may reduce our profitability and have a material adverse effect on our future performance, results of operations, cash flows and financial position.
An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.
We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargo in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP was approximately 6.1% for the year ended December 31, 2019, as compared to approximately 6.6% for the year ended December 31, 2018, and continues to remain below pre-2008 levels. Furthermore, there is a rising threat of a Chinese financial crisis resulting from excessive personal and corporate indebtedness and “trade wars.” The International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China, are expected to result in a 0.8% cumulative reduction of global GDP in 2020. Although the United States and China signed a trade agreement in early 2020, as further described below, we cannot assure you that the Chinese economy will not experience a significant contraction in the future.
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

In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of outstanding or future newbuilding and scrubber installation projects, as well as the operations of our customers.
Outside of Asia, the product tanker industry may be negatively affected if a potential economic slowdown in Latin America or Africa were to cause a decrease in imports of refined products from the United States or Europe. This, in turn, could have a negative impact on our earnings, cash flows and financial position.
If economic conditions throughout the world deteriorate or become more volatile, it could have a negative impact on TORM's earnings.
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
While recent developments in Europe, such as the exit of the United Kingdom from the European Union, and China, as described above, have been without significant immediate impact on product tanker freight rates thus far, an extended period of deterioration in the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.
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
Credit markets in the United States and Europe have in the past experienced significant contraction, de-leveraging and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, volatile. This volatility may have a material adverse effect on our ability to obtain financing on acceptable terms, or at all, and could have a material effect on our results of operations, cash flows and financial position.

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
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO Member States, will enter into force 24 months after the date on which 15 IMO Member States, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, fifteen countries representing just over 30% of world merchant shipping tonnage have ratified or approved accession of the Hong Kong Convention.

On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may be recycled only in facilities included on the European list of permitted ship recycling facilities. We are required to comply with EU Ship Recycling Regulation by December 31, 2020, since our ships trade in EU region.
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
In order to comply with IMO and U.S. ballast water regulations, we are required to install ballast water treatment plants on all vessels from December 2018 to September 2024. The cost of compliance per vessel for us is estimated to be between $1.0 and $1.3 million, depending on size of the vessel. There are uncertainties associated with installing the equipment both operationally and technically, which could have adverse effect on the cost. Significant investments in ballast water treatment systems may have a material adverse effect on our future performance, results of operations, cash flows and financial position. For more information on these regulations, see "Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations—The International Maritime Organization—Pollution Control and Liability Requirements."
Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. Currently, all of our vessels comply with the updated guideline, although costs of compliance in the case of further regulations or for new vessels that we may acquire may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit ("VGP") program and U.S. National Invasive Species Act ("NISA") are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Sulfur regulations to reduce air pollution from ships have required retrofitting of scrubbers on vessels or use of very-low sulfur fuel, and may cause us to incur significant costs.
In October 2016, the IMO set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel oil requirement, which cut sulfur levels from 3.5% to 0.5%. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are currently  available around the world but at a higher cost (which may continue to rise) due to, among other things, increased market demand; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas (LNG), which may not be a viable option due to the lack of supply network and high costs involved in this process. To comply with the new regulations, as of December 31, 2019, we have installed scrubbers on 20 of the vessels in our fleet, and plan to install scrubbers on an additional 27 of our vessels in the first half of 2020. We currently use, and intend to continue to use, compliant fuels with 0.5% sulfur content for vessels that have not been retrofitted with scrubbers, which account for approximately half of our fleet. The CAPEX related to the confirmed scrubber orders is on average estimated below $2 million per scrubber including installation costs. We have been able to obtain financing for a significant portion of this investment. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See "Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations—The International Maritime Organization".
Several countries have announced a ban on using open-loop scrubbers in their ports and inland waters

To comply with IMO 2020 0.5% global sulfur cap, shipowners have different options: switching to low-sulfur fuels, burning distillates, using LNG or installing an exhaust gas cleaning system, commonly known as a scrubber, on board their vessels. Scrubbers are currently an accepted measure in complying with IMO 2020. Scrubbers can be designed either as “closed-loop” or “open-loop”. Open-loop scrubbers discharge the “cleaned” washwater into the ocean. We have opted to install hybrid-prepared open-loop scrubbers on board our vessels, which in the future can be refitted at further costs into a hybrid scrubber that can operate in both open and closed loops. It has been widely discussed whether scrubbers in general, and in particular open-loop scrubbers, represent an environmentally sound option. A few ports and regions, including Singapore, China and certain states within the U.S., have already stated that they will not allow the discharge of washwater from scrubbers. Prior to investing in scrubbers, we evaluated scrubber economics, and the effects of local regulations have already been considered to only have a limited negative impact on the investment at this time. Further material restrictions on the use of open-loop scrubbers would likely result in vessels having to use low-sulfur fuel for longer periods, which in general comes at a higher cost compared to using scrubbers.

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
Recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber risk management systems must be incorporated on vessels by shipowners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
Declines in charter rates and other market deterioration could cause us to incur impairment charges.
In accordance with IFRS, we review the carrying amounts of assets on a quarterly basis to determine any indication of impairment either due to a significant decline in market value or in the cash flows expected to be generated by the vessels. In case of such indication, the recoverable amounts of the assets are estimated as the higher of the net realizable value and the value in use in accordance with the requirements of applicable accounting standards. The value in use is the present value of the future cash flows expected to derive from an asset. For the purpose of assessing net realizable values, our management estimates the market values of the individual vessels, for which the most important parameters are the vessels' tons deadweight, the shipyard they were built at and age. Management uses internal as well as external sources of information, including two internationally recognized shipbrokers' valuations. There may be deviations between the market value and the book value of the vessels.

Accordingly, the carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In 2019, the value of our product tanker fleet increased by approximately 6% (when excluding vessels sold and/or acquired during 2019). As a result of further declines in charter rates or vessel values, we may in the future need to record impairment losses and loss from sale of vessels, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Please see the consolidated financial statements as of and for the year ended December 31, 2019 and the accompanying notes included herewith for details on the impact of changes in charter rates and other key assumptions.
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
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or "Brexit," terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea. Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures, which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the United States and China in early 2020, which, among other things, requires China to purchase over $50 billion of energy products including crude oil, and future phases may result in decreased tariffs.  The results of the 2016 presidential election and the potential results of the upcoming 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. There have also been continuing trade tensions, including significant tariff increases, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.
In January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general, increasing hostilities between the U.S. and Iran. This attack or further escalations between the U.S. and Iran that may follow, could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world's oil supply passes through. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow and results of operations.
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
If our vessels call on ports located in countries or territories that are subject to restrictions, sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governments, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our Class A common shares.
Although we do not expect that our vessels will call on ports located in countries or territories subject to country-wide or territory-wide sanctions and or embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Iran, Sudan, Syria and North Korea, the European Union, the United Nations, or other governments, from time to time on charterers’ instructions, and without our knowledge, our vessels may call on ports located in such countries or territories in the future. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
The past few years have seen increased implementation of sanctions and embargoes imposed against trading with certain countries by in particular the United States, the European Union and the United Nations. Our operations are currently and may in the future become subject to various economic and trade sanctions and anti-bribery laws, including sanctions. In 2015, we revised our internal policies and procedures regarding vessel calls at ports located in countries or territories subject to U.S. and other sanctions. Special internal procedures relating to Iran were added in January 2016 when the Office of Foreign Assets Control, or OFAC, issued “General License H” authorizing certain transactions relating to non-U.S. entities owned or controlled by a U.S. person. When General License H was revoked in June 2018, our special procedures were revoked accordingly. With the exception of Sudan (and between January 2016 and May 2018, Iran), our vessels have not called on ports located in countries currently identified by the U.S. government as a state sponsor of terrorism since June 29, 2012. To our knowledge, the port calls made by our vessels in Sudan and Iran did not violate any sanctions regimes or embargoes to which we were subject at the time of the port calls. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions on companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.
A significant part of our share capital is owned by entities managed by Oaktree, consequently we have U.S shareholders. Due to our ownership, our operations are subject to the regulations, executive orders and other sanctions administered by OFAC, which restricts or prohibits certain transactions, dealings and travel involving certain Sanctioned Persons and Sanctioned Countries, including Cuba, where we have historically been active, and Iran. As such, our operations in countries that are subject to sanctions and embargoes imposed by the United States government and/or identified by the United States government as state sponsors of terrorism have been restricted following the 2015 Restructuring. From time to time, vessels in our fleet have called on ports in Sudan. We believe these activities have not been subject to then applicable U.S. sanctions laws. Any violation of applicable sanctions could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest or not to invest in the Company. Further, our lenders may determine that any non-compliance with applicable sanctions and embargoes imposed by the United Kingdom, the European Union, the United Nations or the United States constitute an event of default under current or future debt facility agreements. An event of default may lead to an acceleration of the repayment of debt under the facility in question and, due to the cross-default provisions, under all other facilities as well, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.
Further, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the U.S. government and/or the European Union or other international bodies. If we determine that such sanctions require us to terminate existing contracts, or if we are found to be in violation of such sanctions, we may suffer reputational harm, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations as of December 31, 2019, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Class A common shares may adversely affect the price at which our Class A common shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third-parties that are unrelated to those countries, territories, or entities controlled by their governments. Investor perception of the value of our Class A common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
We employ the majority of our vessels on spot voyage charters or short-term time charters and generate a significant portion of our revenue from the spot market. The spot charter market may fluctuate significantly based upon product tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. For example, over the past five years, MR spot market rates expressed as a time charter equivalent have ranged from a low of approximately $6,500 to a high of approximately $44,600 per day. During 2019, our product tanker fleet realized average spot TCE earnings of $16,526 per day. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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
Timely delivery of the three newbuildings in our orderbook (two LR2 vessels and one MR vessel), and any other newbuildings we may acquire in the future, are subject to our counterparties meeting their obligations. We are therefore exposed to the risk of failure, cost overruns, delayed delivery, technical problems, quality or engineering problems and other counterparty risks. A number of shipping construction companies have reportedly been experiencing financial challenges. Any such financial challenges may affect operations and the timely delivery of newbuildings. Furthermore, a cancellation due to financial difficulties or bankruptcy of the yard could imply that pre-delivery installments are not recovered or are recovered only after long arbitrations that can last occasionally several years.
Measures have been taken to supervise the quality of the work completed at the yard where our newbuildings are being constructed. We have obtained refund guarantees for the pre-delivery installments on each GSI MR Vessel from the Export-Import Bank of China or China CITIC bank as security for pre-delivery installment payments paid to Guangzhou Shipyard International Company Limited, or GSI. The refund guarantees are limited to an amount of approximately $6.2 million plus interest for each of the GSI MR newbuildings, which corresponds to the maximum outstanding exposure we would have at any given time. We expect the MR newbuildings to be delivered in the first half of 2020.
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
We currently derive substantially all of our revenues from a limited number of customers. In 2019, twenty customers accounted for approximately 80% of our total revenues. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.
As of December 31, 2019, our available liquidity was approximately $246 million, which consisted of approximately $73 million in cash and approximately $173 million in undrawn credit facilities. As of December 31, 2019, outstanding capital expenditures relating to our order book excluding scrubber commitments amounted to $51 million.
If we do not generate sufficient cash flows from our operations to finance our ongoing operations and working capital needs, including funding for, among other things, our newbuilding commitments, we may need to procure additional funding in the future in the public or private equity or debt capital markets. Adequate sources of funding may not be available when needed or may not be available on terms acceptable to us. Our ability to obtain such additional capital or financing will in part depend on prevailing market conditions as well as the financial position of our business and our operating results, which may affect our efforts to arrange additional financing on satisfactory terms. If new shares are issued, it may result in a dilution of the existing shareholders. There can be no assurance that we will be able to maintain or obtain required loan or equity financing to meet any additional working capital or capital investment needs.

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
Our owned vessels had an average age of 10.8 years as of December 31, 2019. The recent introduction of eco-designs for vessels emphasizes that there is a continuous need for us to focus on cost optimizing measures to remain competitive, which may require us to more rapidly upgrade our product tanker fleet in the future. We may not be able to fund or secure additional financing to complete the acquisition of new or second-hand vessels required to renew and upgrade our product tanker fleet, which may lead to deterioration of our product tanker fleet's performance.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel, and the current age of our fleet means that we must spend substantial resources on maintenance. It is also difficult to estimate with certainty the maintenance and operating costs that will be incurred for an older vessel and there is a risk that these costs will exceed expectations. Further, older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. This difference in fuel-efficiency is likely to be compounded going forward as a result of the IMO's lower sulfur fuel requirements currently in effect. Cargo insurance rates increase with the age of a vessel, as older vessels may be less desirable to charterers and may be restricted in the type of activities in which the vessels can engage. Some oil companies chartering our vessels have stricter compliance and maintenance requirements on vessels of 15 years of age or older and therefore such vessels' tradability may decrease.  Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
While we have tried to strike a balanced portfolio based on return of invested capital of vessel types and age, the increasing average age of our product tanker fleet, the potential for more fuel-efficient vessels to enter the market, uncertainties regarding our maintenance costs going forward and our willingness or ability to renew our product tanker fleet could have a material adverse effect on our competitive position, future performance, results of operations, cash flows and financial position.
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
Obligations associated with being a U.S.-listed public company require significant resources and management attention, and we incur increased costs as a result of being a U.S.-listed public company.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including Sarbanes-Oxley, and the listing and other requirements of Nasdaq New York. The various financial and other reporting obligations place significant demands on our management, administrative, operational and accounting resources and cause us to incur significant legal, accounting and other expenses that we would not otherwise incur. These rules and regulations increase our legal and financial compliance costs and may divert management's attention to ensure compliance and make some activities more time-consuming and costly. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. We cannot accurately predict the amount of the additional costs we may incur in the future, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.
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
Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting as well as disclosure controls and procedures. In particular, subject to certain phase-in periods that may continue to be available to us as long as we are an emerging growth company, we will have to perform systems and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Compliance with Section 404 will require substantial accounting expenses and significant management efforts, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to satisfy ongoing compliance requirements. The costs of compliance with the foregoing requirements may have a material adverse effect on our future performance, results of operations, cash flows and financial condition.
We recently completed a chief financial officer transition and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.
Following the resignation of Mr. Christian Søgaard-Christensen in December 2018, we announced the appointment of Mr. Kim Balle as Chief Financial Officer. Mr. Balle began his tenure as Chief Financial Officer in December 2019. Our future development and prospects depend to a large degree on the experience, performance and continued service of our senior management team. Retention of these services or the identification of suitable replacements in case of future vacancies cannot be guaranteed. There can be no guarantee that the services of the current Directors and senior management team will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact our ability to commercial and financial performance. The loss of the services of any of the Directors or other members of the senior management team and the costs of recruiting replacements may have a material adverse effect on our commercial and financial performance as well. If we are unable to hire, train and retain such personnel in a timely manner, our operations could be delayed and our ability to grow our business will be impaired and the delay and inability may have a detrimental effect upon our performance.

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
There is substantial legal authority supporting this position, consisting of the Code, legislative history, case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is no direct legal authority under the PFIC rules addressing our specific method of operation, and there is authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations or the composition of our income or assets change. If the IRS were to find that we are a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences and will incur certain information reporting obligations that may be onerous. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse tax consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares. Please see "Item 10. Additional Information—E. Taxation –U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant U.S. Federal Income Tax Consequences" for a more comprehensive discussion.

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
We do not believe that we or our subsidiaries will qualify for exemption from tax under Section 883, although we and our subsidiaries may qualify in the future if there is a change in our capital structure. See "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation of the Company" for a more comprehensive discussion.
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
If we or our subsidiaries are not entitled to the exemption under Section 883 of the Code or under the terms of a U.S. income tax treaty for any taxable year, we and our subsidiaries would be subject to a 4% U.S. federal income tax on gross U.S. source shipping income for such taxable year. The imposition of this taxation could have a negative effect on our business and result in decreased earnings available for distribution to our shareholders. For example, if the benefits of Section 883 and the applicable U.S. income tax treaties were unavailable for our taxable year ended December 31, 2019, we estimate that our U.S. federal income tax liability for such taxable year would have increased by approximately $4 million, although our U.S. federal income tax liability for future taxable years would vary depending upon the amount of U.S. source shipping income that we earn in each such year. See "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation of the Company" for a more comprehensive discussion.
Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
We are currently subject to tonnage tax schemes in Denmark and Singapore. If our participation in the tonnage tax schemes in these countries is abandoned, or if our level of investments and activities in these countries are significantly reduced, we may have to pay a deferred tax liability, which as of December 31, 2019 is $45 million.
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
We have historically generated almost all revenues and incurred the majority part of our expenses in United States dollars. The remaining balances were in DKK, EUR, INR, SGD and other major currencies. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency. A change in exchange rates could have a material adverse impact on our future performance, results of operations, cash flows and financial position.

Investment in derivative instruments such as freight forward agreements could result in losses to us.
We use the derivative markets and take positions in derivative instruments, such as forward freight agreements, or FFAs, for the purposes of hedging our exposure to fluctuations in the charter market, interest rates, foreign exchange rates and bunker prices. Our financing agreements set forth limitations on our level of forward freight agreements exposure and prohibit speculation on interest rates, foreign exchange and bunker swaps. From time to time, we may take positions in such derivative instruments, and as a result we may incur derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position. If liquidity in these derivative markets decreases or disappears, it could make it difficult or more expensive for us to perform such hedging, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
We are an English company, and our executive offices are located outside of the United States. Our officers and the majority of our directors reside outside of the United States. In addition, substantially all of our assets and the assets of our officers and directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons or enforcing any judgments obtained in U.S. courts to the extent assets located in the United States are insufficient to satisfy the judgments. In addition, original actions or actions for the enforcement of judgments of U.S. courts with respect to civil liabilities solely under the federal securities laws of the United States may not be enforceable in England.
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
As of December 31, 2019, we had interest-bearing debt, which includes mortgage debt and bank loans, finance lease liabilities and net of amortized bank fees of $855 million and net interest-bearing debt, which includes interest-bearing debt net of cash and cash equivalents, including restricted cash of $786 million.
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
Our ability to service our debt will, among other things, depend on our future financial and operating performance, which will be affected by prevailing economic conditions as well as financial, business, regulatory, competitive, technical and other factors, some of which are beyond our control. If our cash flow is not sufficient to service our current or future indebtedness, we will be forced to take action such as reducing or delaying business activities, acquisitions or investments, selling assets, restructuring or seeking additional capital, which may not be available to us on acceptable terms or at all. We may not be able to effect any of these remedies on satisfactory terms, without the consent of our existing lenders or at all. Additionally, a default under any indebtedness or other financial agreement by a subsidiary may constitute an event of default under other borrowing arrangements pursuant to cross-default provisions. Our inability to service and repay our debt upon maturity could have a material adverse effect on our future performance, results of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.
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
As of December 31, 2019, we were in compliance with the financial covenants contained in our debt facilities.
Change of control and mandatory repayment provisions contained in certain of our debt facilities may lead to a foreclosure of our fleet.
The terms of certain of our debt facilities require us to repay the outstanding borrowings thereunder in full if there is a change of control, which would occur if: (i) Njord Luxco or any funds solely managed by Oaktree ceases to be able, through its appointees to our Board of Directors, to control our Board of Directors or ceases to own or control at least 33.34% of the maximum number of votes eligible to be cast at a general meeting, or (ii) another person or group of persons acting in concert gains direct or indirect control of more than 50% of the shares or otherwise has the power to cast more than 50% of the votes at a general meeting of the Company, appoint or remove the chairman of our Board of Directors or the majority of the members of our Board of Directors direct our operating and financial policies with which our directors are obliged to comply. Such change of control may occur as a result of either a sale of shares by Njord Luxco or by a share capital increase resulting in a dilution of Njord Luxco's shareholding in the Company.
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
LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. As of December 31, 2019, we had hedged the interest rate on approximately 62% of our outstanding interest-bearing debt at an interest rate of 2.33% plus margin. Our current hedge ratio is within the limits set forth in our hedging policy, which is reviewed and approved annually by our Board of Directors. While we hedge parts of our exposure to floating rate interest rates via interest rate swaps, our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our debt facilities and any other financing arrangements we may enter into in the future. No assurance can be given that the use of these derivative instruments, or any others that we may use in the future, will effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

We are exposed to the proposed disappearance of USD London Interbank Offered Rate, or LIBOR beyond 2021, which could affect our interest expenses.
LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations.
The banks that submit loan rates are supposed to submit interest rates that they would pay for borrowing from other banks. But since there are few unsecured bank-to-bank lending transactions, they use "expert judgment" to provide most of their inputs for LIBOR calculation. The lack of transactions has led to increasing regulatory pressure to end the use of LIBOR altogether. In fact, the UK's Financial Conduct Authority announced that after 2021, it will no longer "compel or persuade" banks to submit rates. The continuation of LIBOR beyond 2021 would then rely on voluntary submissions from the panel banks, which is unlikely.
In response to the potential discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rates Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace the U.S. Dollar LIBOR: the Secured Overnight Financing Rate, of "SOFR". However, SOFR and other alternatives are fundamentally different to LIBOR and to each other and there can be no assurance that any alternative reference rate would become widely accepted. This means a transition will be more than an administrative challenge.
The phasing out or discontinuation of LIBOR poses the risk that our loans and swaps would be forced to be anchored to a new benchmark rate, and that shift could have a substantial effect such as a sudden jump to higher interest rates on our loans. In the event of the continued or permanent unavailability of LIBOR, many of our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate. These clauses present significant uncertainties as to how alternative rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate.
TORM's interest rate hedging agreements only includes fallbacks which apply if the rate does not appear on the screen. These fallbacks were not generally drafted with permanent cessation in mind. The governing body ISDA published a benchmark supplement in September 2018, which incorporates definitions that apply in case of a permanent LIBOR cessation. TORM intends to incorporate such permanent LIBOR cessation clauses into the existing ISDA agreements. However, there is a risk that our loan agreements and interest rate swap agreements will not be anchored to the same rates if the counterparties fail to agree to these clauses.
The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, increased lending costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.
Risks Relating to an Investment in Our Class A common shares
The majority of our Class A common shares are held by a limited number of shareholders, which may create conflicts of interest.
As a result of the 2015 Restructuring, a large portion of our Class A common shares are beneficially held by a limited number of shareholders, including Njord Luxco, a company affiliated with Oaktree and its affiliates. Njord Luxco is our controlling shareholder. As of the date of this annual report Oaktree owns approximately 48,252,053 Class A common shares, or approximately 64.6% of our issued and outstanding Class A common shares. One or a limited number of shareholders may have the ability, either acting alone or together as a group, to influence or determine the outcome of specific matters submitted to our shareholders for approval, including the election and removal of directors and amendments to the Articles of Association such as changes to our issued share capital or any merger or acquisition. Our Articles of Association contain certain restrictions on us undertaking certain actions unless the approval by certain of our Directors and/or a particular majority of our shareholders is obtained. Such restrictions may hamper or impede our ability to take certain corporate actions in a timely manner or at all. Any changes to the composition of the Board of Directors may lead to material changes to our business going forward.

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
The Class C share votes may only be cast on resolutions in respect of the appointment or removal of directors (excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The Class C share votes may not be cast on resolutions in respect of any amendments to reserved matters as specified in our Articles of Association (unless those reserved matters also constitute changes to our Articles of Association on which the Class C share is entitled to vote), pre-emptive rights of shareholders, rights attached to the Class B share and other minority protection rights provisions contained in our Articles of Association. Please see "Item 10. Additional Information—A. Share Capital —Our Shares—Class C Share". The Class C share will be automatically redeemed when Njord Luxco and its affiliates cease to beneficially own at least one third of our issued Class A common shares. The voting rights attached to the Class C share have the practical effect of allowing Njord Luxco to control our Board of Directors and to make amendments to the Articles of Association proposed by the Board of Directors, other than amendments to the minority protections, even when Njord Luxco holds only a third of our issued Class A common shares.
The interests of Njord Luxco may conflict with the interests of the other shareholders. In addition, conflicts of interest may exist or occur among the major shareholders themselves.
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
We are an "emerging growth company", as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for up to five years. We are now two years into the five-year period as an emerging growth company. Investors may find our Class A common shares and the price of our Class A common shares less attractive because we rely, or may rely, on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.
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
Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our Articles of Association, applicable law and in accordance with loan agreements. We can only distribute dividends to shareholders out of funds legally available for such payments. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will be able to or decide to pay dividends to shareholders in the future. In addition, our dividend policy provides that up to 50% of the net profit for the financial year, payable on a quarterly basis, may be distributed as a dividend. On May 12, 2016, we announced a new distribution policy, pursuant to which we intend to distribute 25-50% of our net income on a semi-annual basis. We did not declare any dividends or distributions in 2019.
In addition, the markets in which we operate our vessels are volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. We may also incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. If additional financing is not available to us on acceptable terms, our Board of Directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends. See "Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Distribution Policy".
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

The issuance by us of additional securities of equal or senior rank to existing securities may have the following effects:
•	our existing shareholders' proportionate ownership interest in us may decrease;
•	the amount of cash available for dividends or interest payments may decrease;
•	the relative voting strength of previously issued outstanding securities may be diminished; and
•	the market price of our securities may decline.
As of the date of this annual report, we had 4,701,864 warrants outstanding with each warrant being convertible into one Class A common share, par value $0.01 per share, against payment of a subscription price in cash to us of DKK 95.24. The warrants can be exercised until July 13, 2020. In accordance with our remuneration policy, our Board of Directors has, as part of the long-term incentive program, granted certain members of our management and employees Restricted Share Units, or RSUs, in the form of restricted stock options. The RSUs aim at incentivizing the employees to seek to improve the performance of the Company and thereby our share price for the mutual benefit of themselves and our shareholders. There were an aggregate of 2,228,230 RSUs outstanding as of the date of this annual report. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. The RSUs will vest over a three to five-year period from the grant date with an exercise price for each Class A common share of DKK 93.6, 53.7 or 49.7, depending on the year that the RSUs were granted. The exercise price on the RSUs may be adjusted by the Board of Directors to reflect dividend payments made to shareholders. Assuming the exercise of all of our outstanding warrants and full vesting and exercise of our outstanding RSUs, this would result in the issuance of 6,930,094 additional Class A common shares representing approximately 9% of our issued and outstanding Class A common shares. Please see "Item 10. Additional Information—A. Share Capital—Warrants" and "—Restricted Share Units".
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
As of the date of this annual report, our issued (and fully paid up) share capital is $747,606.55, which is represented by 74,760,653 Class A common shares (which includes 312,871 treasury shares), one Class B share and one Class C share. Issuances and sales of a substantial number of Class A common shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our Class A common shares. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Our shareholders may incur dilution from any future equity offering.
Risks Related to Being an English Company Listing Class A Common Shares
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware.
We are incorporated under the laws of England and Wales. The rights of holders of our Class A common shares are governed by English law, including the provisions of the U.K. Companies Act 2006, or the U.K. Companies Act, and by our Articles of Association. These rights may differ in certain respects from the rights of shareholders in typical U.S. corporations organized in Delaware. The principal differences are set forth in “UK Law Considerations” contained in our Registration Statement on Form 20-F (Registration No. 001-38294), as amended, which was filed with the SEC on November 24, 2017, and which we refer to as the 20-F Registration Statement.
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
The United Kingdom has formally withdrawn from the European Union, and the implications for the laws and regulations in the United Kingdom and the impact on the global economy are uncertain.
In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (informally known as Brexit). The United Kingdom’s withdrawal from the European Union took effect at 11pm GMT on January 31, 2020, when the European Union (Withdrawal Agreement) Act 2020 came into force. The European Union (Withdrawal Agreement) Act 2020 provides for a transition period commencing on January 31, 2020 and ending at 11pm GMT on December 31, 2020. It is not clear what impact Brexit will have on the conduct of cross-border business. There remains significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply to the United Kingdom following the end of the transition period. The UK's exit from the EU could materially change the regulatory and tax framework applicable to the Company. These developments have had and may continue to have a material adverse effect on global economic conditions. The withdrawal of the United Kingdom from the EU may lead to a downturn across the European economies, and there is a risk that other countries in the European Union will look to hold referendums on whether to stay in or leave the EU. In addition, there are increasing concerns that these events might push the UK, Eurozone and/or United States into an economic recession. Although it is too early to anticipate what these developments and impacts will be, the Group considers that the potential effects of Brexit could have unpredictable consequences for financial markets and may adversely affect our future performance, results of operations, cash flows and financial position.

We are subject to data protection laws under UK legislation, and any breaches of such legislation could adversely affect our business, reputation, results of operations and financial condition.
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
In the case of certain increases in our issued share capital, under English law, existing holders of shares are entitled to pre-emption rights to subscribe for such shares, unless shareholders disapply such rights by a special resolution at a shareholders' meeting. These pre-emption rights have been disapplied by TORM plc's shareholders in respect of certain new issuances, see "Item 10. Additional Information—A. Share Capital", and we shall propose equivalent resolutions in the future once the initial period of disapplication has expired. In any event, U.S. holders of common shares in U.K. companies are customarily excluded from exercising any such pre-emption rights they may have, unless a registration statement under the Securities Act is effective with respect to those rights, or an exemption from the registration requirements thereunder is available. We do not intend to file any such registration statement, and we cannot assure prospective U.S. investors that any exemption from the registration requirements of the Securities Act or applicable non-U.S. securities laws would be available to enable U.S. or other non-U.K. holders to exercise such pre-emption rights or, if available, that we will utilize any such exemption.
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
A. History and Development of the Company
The Company was founded as TORM A/S in 1889 by Captain Ditlev E. Torm and Christian Schmiegelow and we celebrated our 130th anniversary in 2019. Within the first ten years, the fleet of TORM A/S consisted of four vessels, and in 1905 TORM A/S became listed on the Copenhagen Stock Exchange. In connection with the Redomiciliation in 2016, TORM A/S became a wholly-owned subsidiary of TORM plc. As of the date of this annual report, we operate a fleet of 78 owned or chartered-in vessels and our Class A common shares are listed on both Nasdaq Copenhagen and Nasdaq New York under the symbols “TRMD A” and “TRMD,” respectively.
TORM plc is a public limited company incorporated under the laws of England and Wales on October 12, 2015 under the name Anchor Admiral Limited with company number 09818726. Anchor Admiral Limited was renamed TORM Limited on November 26, 2015, and TORM Limited was renamed TORM plc on January 20, 2016. TORM plc's registered office is at Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom. Our telephone number at this address is +44 203 713 4560. Our main commercial and technical activities are managed out of our office at Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Our telephone number at that address is +45 39 17 92 00. We also have offices located in Mumbai (India), New Delhi (India), Manila (the Philippines), Cebu (the Philippines), Singapore (Singapore) and Houston (Texas, USA). Our website is www.torm.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report.
We are one of the world's largest carriers of refined oil products. Our activities are primarily the transportation of clean petroleum products, such as gasoline, jet fuel, kerosene, naphtha and gas oil, and occasionally dirty petroleum products, such as fuel oil. We are active in all larger vessel segments of the product tanker market from Handysize to Long Range 2 (LR2) tankers. For an overview of the specifications of our fleet, reference is made to "TORM Fleet Overview" on pages 157-159 of our Annual Report 2019. In addition, as of March 11, 2020, we had three newbuildings, two LR2 vessels and one MR vessels under construction with expected delivery in fourth quarter 2021 and in April 2020, respectively. See "Item 4. Information on the Company—B. Business Overview."
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

Private Placement
In January 2018, we completed a private placement of 11,920,000 Class A common shares for gross proceeds of approximately $100 million, or the Private Placement. Njord Luxco fully backstopped this offering and purchased approximately $70 million of our Class A common shares in the Private Placement. Following the Private Placement and as of the date of this annual report, Njord Luxco owns approximately 64.8% of our outstanding Class A common shares and our one outstanding C share, the voting rights associated with which relate to election and dismissal of members of the Board of Directors and certain amendments to our Articles of Association.
Fleet Development
For information regarding the development of our fleet, including vessel acquisitions and dispositions and the status of newbuildings in our current order book, please see “Item 4. Information on the Company⸻B. Business Overview⸻Our Fleet” and “⸻Fleet Development.”
Recent and Other Developments
In January 2020, we entered into an agreement to purchase two scrubber-fitted, fuel-efficient LR2 newbuildings from GSI for an aggregate of $95 million (inclusive of costs relating to scrubber installations). The vessels will be prepared for potential dual-fuel installation in the future. We expect to finance $76 million of the acquisition price through ten year sale and leaseback agreements that we have secured with an international financial institution, subject to definitive documentation, with purchase options during the lease period and at maturity. The remainder of the purchase price will be funded through working capital. The vessels are expected to be delivered in the fourth quarter of 2021.
In the first quarter of 2020 we took delivery of two LR1 newbuildings and one MR newbuilding. We also refinanced five of our existing loan agreements by executing two separate term facilities and a revolving credit facility with leading ship lending banks that provide an aggregate amount of $496 million. These new facilities replaced four of our existing term loans (the Term Facility 1, Term Facility 2, ING Facility and ABN Facility) and our existing revolving credit facility (the Working Capital Facility) that in aggregate on a fully drawn basis cover $502 million in debt. Following the refinancing, we do not have any major debt maturities until 2026, supporting our financial flexibility. In conjunction with refinancing we amended or will amend bilateral loan agreements to align to new covenant levels.
In the first quarter of 2020, the Board of Directors decided to recommend a dividend of $0.10 per share, corresponding to an aggregate amount of $7.4 million, for the approval of shareholders at the Company’s Annual General Meeting to be held on April 15, 2020. Subject to shareholder approval,  payment of the dividend is expected to be made on or around May 6, 2020 to holders of record on April 20, 2020. In addition, the Board of Directors approved up to $1.4 million of open-market share repurchases of its Class A common shares to be made during the first six months of 2020. Share repurchases may be made in the sole discretion of management and in the form of open market purchases, privately negotiated transactions, accelerated share repurchase programs or a combination of these methods. The actual timing and amount of the repurchases will depend on Company and market conditions and management is not obligated to make any share repurchases under this program.  The total distribution of up to $8.8 million, including the dividend and assuming the full share repurchase amount, is in line with the Company’s Distribution Policy and corresponds to 50% of net income for the six months ended December 31, 2019.

B. Business Overview
Our Fleet
The following table sets forth summary information regarding our fleet of owned product tankers, including the vessels that we charter in as of the date of this annual report.
Vessel Name	Type	DWT	Year Built	Shipyard(1)
Owned On-the-Water Product Tankers
TORM Kristina	LR2	99,999	1999	Halla
TORM Gudrun	LR2	99,999	2000	Hyundai
TORM Ingeborg	LR2	99,999	2003	Samho
TORM Valborg	LR2	99,999	2003	Samho
TORM Marina	LR2	109,672	2007	Dalian New
TORM Maren	LR2	109,672	2008	Dalian New
TORM Mathilde	LR2	109,672	2008	Dalian New
TORM Herdis	LR2	114,000	2018	GSI
TORM Hermia	LR2	114,000	2018	GSI
TORM Hellerup	LR2	114,000	2018	GSI
TORM Hilde	LR2	114,000	2018	GSI
TORM Elise	LR1	75,000	2019	GSI
TORM Elizabeth	LR1	75,000	2019	GSI
TORM Sara	LR1	72,718	2003	Samsung
TORM Estrid	LR1	74,999	2004	Hyundai
TORM Emilie	LR1	74,999	2004	Hyundai
TORM Ismini	LR1	74,999	2004	Hyundai
TORM Signe	LR1	72,718	2005	Samsung
TORM Sofia	LR1	72,660	2005	Samsung
TORM Venture	LR1	73,700	2007	New Century
TORM Gertrud	MR	45,990	2002	STX
TORM Gerd	MR	45,960	2002	STX
TORM Caroline	MR	44,999	2002	STX
TORM Moselle	MR	47,024	2003	Onomichi
TORM Carina	MR	46,219	2003	STX
TORM Freya	MR	45,990	2003	STX
TORM Thyra	MR	45,950	2003	STX
TORM Camilla	MR	44,990	2003	STX
TORM Horizon	MR	46,955	2004	Hyundai Mipo
TORM Resilience	MR	49,999	2005	STX
TORM Solution	MR	49,999	2019	GSI
TORM Thames	MR	47,036	2005	Hyundai Mipo
TORM Helvig	MR	46,187	2005	STX
TORM Ragnhild	MR	46,187	2005	STX
TORM Eric	MR	44,999	2006	STX
TORM Platte	MR	46,959	2006	Hyundai Mipo
TORM Kansas	MR	46,955	2006	Hyundai Mipo
TORM Republican	MR	46,955	2006	Hyundai Mipo
TORM Loke	MR	51,372	2007	SLS
TORM Hardrada	MR	45,983	2007	Shin Kurushima
TORM Lene	MR	49,999	2008	GSI
TORM Laura	MR	49,999	2008	GSI
TORM Lotte	MR	49,999	2009	GSI
TORM Louise	MR	49,999	2009	GSI
TORM Lilly	MR	49,999	2009	GSI
TORM Aslaug	MR	49,999	2010	GSI
TORM Agnete	MR	49,999	2010	GSI
TORM Almena	MR	49,999	2010	GSI
TORM Atlantic	MR	49,999	2010	GSI
TORM Agnes	MR	49,999	2011	GSI
TORM Amalie	MR	49,999	2011	GSI
TORM Arawa	MR	49,999	2012	GSI
TORM Anabel	MR	49,999	2012	GSI
TORM Astrid	MR	49,999	2012	GSI

TORM Thor	MR	49,842	2015	Sungdong
TORM Timothy	MR	49,842	2015	Sungdong
TORM Thunder	MR	49,842	2015	Sungdong
TORM Troilus	MR	49,842	2016	Sungdong
TORM Sovereign	MR	50,000	2017	Hyundai Mipo
TORM Splendid	MR	49,999	2019	GSI
TORM Strength	MR	49,999	2019	GSI
TORM Strong	MR	49,999	2019	GSI
TORM Sublime	MR	49,999	2019	GSI
TORM Success	MR	49,999	2019	GSI
TORM Supreme	MR	50,000	2017	Hyundai Mipo
TORM Garonne(2)	Handysize	37,178	2004	Hyundai Mipo
TORM Tevere	Handysize	37,383	2005	Hyundai Mipo
TORM Gyda	Handysize	36,207	2009	Hyundai Mipo

Chartered-in Product Tankers
TORM Helene(3)	LR2	99,999	1997	Hyundai
TORM Vita(3)	MR	46,350	2002	STX
TORM Mary(3)	MR	46,350	2002	STX
TORM Alexandra(4)	MR	49,999	2010	GSI
TORM Alice(4)	MR	49,999	2010	GSI
TORM New Zealand(5)	MR	49,999	2011	Hyundai Mipo
TORM Singapore(5)	MR	49,999	2011	Hyundai Mipo
TORM Malaysia(5)	MR	49,999	2011	Hyundai Mipo
TORM Australia(5)	MR	49,999	2011	Hyundai Mipo
TORM Titan(6)	MR	49,842	2016	Sungdong
TORM Torino(7)	MR	49,842	2016	Sungdong

Newbuildings
Hull no. 15121040	MR	49,999	Exp. 2020	GSI
Hull no. 19121031	LR2	114,000	Exp. 2021	GSI
Hull no. 19121032	LR2	114,000	Exp. 2021	GSI
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

(2) We entered into an agreement to sell the TORM Garonne in the fourth quarter of 2019. The vessel was delivered to the buyer in the first quarter of 2020.

(3) Vessels were sold and leased back on bareboat charter with a contract expiration in 2022. We have a purchase option for the individual vessels. The vessels are accounted for as financial lease.

(4) Vessels were sold and leased back on bareboat charter with contract expirations in 2026. We have a purchase option for the individual vessels in both 2024 and 2026. The vessels are accounted for as a financial lease.

(5) Vessels were sold and leased back on bareboat charter with a contract expiration in 2025. We have a purchase obligation for the individual vessels. The vessels are accounted for as a financial lease.

(6) Vessel was sold and leased back on bareboat charter with a contract expiration in 2026. We have a purchase obligation for the vessel. The vessel is accounted for as a financial lease.

(7) Vessel was sold and leased back on bareboat charter with a contract expiration in 2024. We have a purchase obligation for the vessel. The vessel is accounted for as a financial lease.

Fleet Development
Vessel Acquisitions
We took delivery of five MR newbuildings in 2019, with two being delivered in the second quarter, two in the third quarter and one in the fourth quarter. We financed the acquisition of four of these vessels through a new tranche of borrowings of $81 million in September 2017 that was consolidated with our existing facility with Danish Ship Finance A/S, or DSF (as amended and restated, the DSF Facility). We further amended and restated the DSF Facility in July 2018 to include an additional $7 million to finance the purchase and installation of scrubbers on these vessels.  We financed the acquisition of the remaining vessel through a secured loan agreement with ABN for up to $73 million, which also covers two additional MR newbuildings, one of which was delivered in January 2020 and the other which is expected to be delivered in April 2020. All five vessels delivered in 2019 and the remaining two vessels delivered in 2020 were constructed with scrubbers.
In the second quarter of 2019, we entered into agreements to purchase four 2011-built MR vessels, or the 2011 MR Vessels, for total consideration of $83 million. The 2011 MR Vessels were subsequently delivered to us in the third quarter of 2019. We financed the acquisition of these vessels (TORM Singapore, TORM New Zealand, TORM Malaysia and TORM Australia) through sale and leaseback transactions executed in the third quarter of 2019. See "Item 4. Information on the Company⸻B. Business Overview⸻Fleet Development⸻Sale and Leaseback Transactions."
In 2018, we took delivery of four LR2 newbuildings and in connection with the delivery of these vessels we incurred borrowing of $115 million under our secured term loan facility with the Export-Import Bank of China, or the CEXIM Facility.
In 2017, we agreed with Hyundai Mipo to acquire the construction contracts for two MR vessels then under construction at Hyundai Mipo, or the Hyundai Mipo MR Resale Vessels. We financed the purchase price of the Hyundai Mipo MR Resale Vessels, which were delivered to us in September 2017, with cash from operations and borrowings under our secured term loan facility with ING Bank NV, or the ING Facility. For information about our financing agreements, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements".
Vessel Dispositions
In 2019 we entered into agreements to sell a total of eight vessels: the MR vessels TORM Amazon (built in 2002), TORM Cecilie (built in 2001), TORM Gunhild (built in 1999), TORM San Jacinto (built in 2002) and TORM Rosetta (built in 2003), and the Handy vessels TORM Saone (built in 2004), TORM Garonne (built in 2004) and TORM Loire (built in 2004). The aggregate consideration for the sale of these vessels was approximately $65 million, of which we used $35 million to repay existing indebtedness that was secured by these vessels. All of the vessels were delivered to their respective buyers in the last three quarters of 2019, except for TORM Garonne, which was delivered in the beginning of January 2020.
In 2018, we entered into agreements to sell a total of four vessels: TORM Clara (built in 2000), TORM Neches (built in 2000), TORM Ohio (built in 2001) and TORM Charante (built in 2001).  The four vessels were sold for a total consideration of approximately $27 million and the sale proceeds were used to repay approximately $16 million of indebtedness secured by these vessels.  We delivered the first three vessels to their respective buyers in 2018, and the last vessel to its buyer in the first quarter of 2019.
In 2017, we entered into agreements to sell a total of five vessels: TORM Anne (built in 1999), TORM Madison (built in 2000), TORM Trinity (built in 2000), TORM Fox (built in 2005) and TORM Rhone (built in 2000). We sold these five vessels for aggregate proceeds of $39 million, and we delivered the first four vessels to their respective buyers in 2017 and the last vessel to its buyer in the first quarter of 2018.

Scrubber Investments
In the fourth quarter of 2018, TORM established a joint venture with ME Production, a leading scrubber manufacturer, and Guangzhou Shipyard International, which is part of the China State Shipbuilding Corporation group. The joint venture, named ME Production China, will manufacture scrubbers in China and deliver them to a range of maritime industry customers for both newbuildings and retrofitting. TORM holds an ownership stake of 27.5% in the new joint venture. In connection with the establishment of the joint venture, TORM has ordered a number of scrubbers from ME Production China. As of the date of this report, we have successfully installed scrubbers on 30 of our vessels, with another 17 installations scheduled to be completed by the end of the third quarter of 2020. In addition, our two LR2 newbuildings with expected delivery in fourth quarter of 2021 will also have scrubbers installed upon delivery. Upon completion, approximately half of our fleet will be retrofitted with scrubbers, with the other half continuing to use compliant fuels with 0.5% sulfur content.
Sale and Leaseback Transactions
In the third quarter of 2019, we entered into sale and leaseback agreements and corresponding bareboat charters with four separate Japanese and Chinese counterparties for eight of our vessels: the four 2011 MR Vessels, as well as TORM Torino, TORM Titan, TORM Alice and TORM Alexandra. We have options to purchase TORM Alice and TORM Alexandra from the counterparty in both 2024 and 2026, and obligations to purchase the 2011 MR Vessels, TORM Torino and TORM Titan from the respective counterparties in 2025, 2024 and 2026, respectively.
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
For information about our financing agreements, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements".
Employment of Our Product Tanker Fleet
Our current strategy is to employ our vessels worldwide primarily in the spot market. We believe that this will enable us to take advantage of potential increases in product tanker hire rates in the near term. We may seek to employ some of our vessels on longer-term time charter contracts, if customer needs and expected returns make this more attractive. Employing vessels on longer-term contracts may provide us with the benefits of stable cash flows and high utilization rates. In addition, from time to time, we may employ our vessels on shorter-term charters and under COAs. Reference is made to the Glossary on page 160 of the Annual Report 2019 for the definitions of Spot Market, Time Charter, COA and Bareboat Charter.
Coverage
For information on the coverage of our Fleet, including the definitions of certain key terms related to the coverage of our Fleet, reference is made to "Outlook 2020" on pages 14-16 of the Annual Report 2019 and to the Glossary on page 160 of the Annual Report 2019.

Management of Our Fleet
For information on management of our fleet, reference is made to "Strategic Ambition and Business Model—One TORM—Integrated Operating Platform" on page 20 of the Annual Report 2019.
Customers
We generate revenue by charging customers for the transportation of refined oil products and crude oil. Many of our largest customers in the product tanker segment are companies operating in the oil industry such as major oil companies, state-owned oil companies and international trading houses.
Customer Concentration
During 2019, our 20 largest customers accounted for approximately 75% of our total revenue. None of our other customers accounted for more than 2% of our total revenues.
Our Business Strategy
For information on our business strategy, reference is made to "Strategic Ambition and Business Model" on pages 19-21 and "Value Chain in Oil Transportation" on page 22 of the Annual Report 2019.
The Product Tanker Industry
For information on the product tanker industry, reference is made to "The Product Tanker Market" on pages 23-27 of the Annual Report 2019. For information on the risks associated with operating within the product tanker market, see "Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Our Industry."
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
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard ("USCG"), harbor masters or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of the vessels in our product tanker fleet or lead to the invalidation or reduction of our insurance coverage. We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the recycling of older vessels throughout the industry.  Each of our vessels is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate survey and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater parts of the vessel and for necessary repair stemming from the inspection. Special surveys frequently require dry-docking.

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
International Maritime Organization
The IMO is a specialized agency of the United Nations responsible for setting global standards for the safety, security and environmental performance of vessels engaged in international shipping. The IMO's primary objective is to create a regulatory framework for the shipping industry that is fair and effective, and universally adopted and implemented. The IMO has adopted several international conventions that regulate the international shipping industry, including, but not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," adopted the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to dry bulk and LNG carriers as well as oil tankers, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2013, the IMO's Marine Environmental Protection Committee, or the "MEPC," adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or "CAS." These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or "ESP Code," which provides for enhanced inspection programs. CAS is not applicable to our vessels. For ships older than 15 years we carry our voluntary CAP ( Condition Assessment program)  rating along with ESP. We may need to make certain financial expenditures to maintain CAP Rating.
Air Emissions
In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain tankers and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs), are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect on March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other certain areas including areas in China that are subject to local regulations also impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
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
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy-Efficiency Design Index ("EEDI").  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against shipowners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels to be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregating groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquids or gas.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").  As of February 2017, all seafarers are required to meet the STCW standards and to be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed, and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean-going carriers, which may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast water exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 ("the CLC"). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised.  The right to limit liability is forfeited under the CLC, where the spill is caused by the shipowner's actual fault, and under the 1992 Protocol, where the spill is caused by the shipowner's intentional or reckless act or omission, where the shipowner knew pollution damage would probably result.  The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention "Blue Cards" to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
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
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention." The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
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

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for an oil tanker, other than a single-hull oil tanker, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. Similarly, the limitation on liability does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019 which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these changes are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports that the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargos are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States."  The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to 2015 Rule. The final rule became effective on December 23, 2019. The effect of this rule on U.S. environmental regulations is still unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast water exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA's promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.
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
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic Sea, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, the EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

Greenhouse Gas Regulations
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005, and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020.  The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulation for methane emissions.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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
Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code ("the ISPS Code"). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP4 industry standard.

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
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
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
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity from mutual associations, or "clubs."
Our current protection and indemnity insurance coverage for pollution is $ 1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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
Competition
We operate in markets that are highly competitive. We compete for charters on the basis of price, vessel location, size, age and condition of the product tankers as well as our reputation as an operator. We compete primarily with owners and operators of product tankers in the Handysize, MR, LR1 and LR2 fleets. We believe that the ownership of product tankers is fragmented and divided among major oil companies and independent product tanker owners. The fragmented competitive landscape can be illustrated by our market position. Although we have one of the largest owned fleets, according to industry sources, our owned fleet constitutes approximately 3% of the existing global product tanker fleet (in dwt terms).
C. Organizational Structure
TORM plc (formerly Anchor Admiral Limited and TORM Limited) is a public limited company incorporated on October 12, 2015 under the laws of England and Wales under the name Anchor Admiral Limited with company number 9818726. Anchor Admiral Limited was renamed TORM Limited on November 26, 2015 and TORM Limited was renamed TORM plc on January 20, 2016. Following the closing of the Exchange Offer (discussed herein) and the listing of TORM plc's Class A common shares on Nasdaq Copenhagen on April 19, 2016, TORM plc became the publicly listed parent company of TORM A/S, which is now our wholly-owned subsidiary. The Group is engaged in the business of owning and operating product tankers to transport refined petroleum products. We, TORM A/S and other subsidiaries, own each of the vessels in our product tanker fleet (including eight newbuildings and other than five vessels that we charter in) and expect to own each additional vessel that we acquire in the future, through separate wholly-owned subsidiaries. The management of our fleet, including vessels that we charter in, is performed by our wholly-owned subsidiaries. We have offices in the United Kingdom, Denmark, Mumbai (India), New Delhi (India), Manila (the Philippines), Cebu (the Philippines), Singapore (Singapore) and Houston (Texas, USA).
A list of our significant subsidiaries is filed herewith as Exhibit 8.1.
D. Property, Plants and Equipment
We own no properties other than our vessels. We lease office space in various jurisdictions and had the following material leases in place as of December 31, 2019:
•	London, United Kingdom, located at Birchin Court, 20 Birchin Lane, EC3V 9DU with 1 employee at this location;
•	Hellerup, Denmark, located at Tuborg Havnevej 18, DK-2900, with approximately 141 employees at this location;
•	Singapore, Singapore, located at 6 Battery Road #27-02, with approximately 16 employees at this location;
•	Houston, Texas, USA, located at Suite 710, 2500 City West Boulevard, with approximately 9 employees at this location;

•	Manila, the Philippines, located at 7th Floor Salcedo Towers, 169 HV dela Costa Street, with approximately 36 employees at this location;
•	Cebu, the Philippines, located at 2nd Floor Causing-Lozada Inc Building, Osmena Blvd. cor Lapu-Lapu St., with 2 employees at this location;
•	Mumbai, India, located at 2nd Floor, Leela Business Park, Andheri-Kurla Road, with approximately 132 employees at this location; and
•	New Delhi, India, located at 5th Floor, Caddle Commercial Tower, Aerocity, with 4 employees at this location.
For a description of our fleet, see “Item 4. Information on the Company⸻B. Business Overview.”
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
 The following presentation of management's discussion and analysis of results of operations and financial condition should be read in conjunction with our audited consolidated financial statements and related notes. You should also carefully read the following discussion with the sections of this annual report entitled "Cautionary Statement Regarding Forward-Looking Statements", "Explanatory Note and Presentation of Our Financial and Operating Data", "Item 3. Key Information—D. Risk Factors", "Item 4. Information on the Company—B. Business Overview". This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those set forth in "Item 3. Key Information—D. Risk Factors" and elsewhere in this annual report.
The audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with IFRS as issued by the IASB. The financial statements are presented in U.S. Dollar millions unless otherwise indicated.
Non-IFRS measures
Certain non-IFRS measures included in our financial and operating data have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include Time Charter Equivalent or TCE earnings, Adjusted gross profit (net earnings from shipping), Adjusted EBITDA (net profit/(loss) for the period before tax expense, financial income, financial expenses, depreciation and impairment losses and reversals of impairment on tangible assets), loan-to-value ratio and net interest-bearing debt. The computation of Adjusted EBITDA includes an adjustment for financial income and expenses which we deem to be equivalent to "interest" for purposes of presenting Adjusted EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges, and financial income consists of interest income and gains on foreign exchange transactions. The term Adjusted EBITDA as used in this annual report has the same meaning and corresponds to all references to the term EBITDA as used in our Annual Report 2019.

There are a number of non-IFRS measures included in the Annual Report 2019 on pages 162-165. Only those non-IFRS measures listed herein are considered to form part of the annual report on Form 20-F.
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
Non-IFRS Financial Measures	Year ended December 31,
(USD million)	2019	2018	2017
Time charter equivalent (TCE) earnings	424.9	352.4	397.1
Adjusted gross profit (Net earnings from shipping activities)	251.9	169.5	200.2
Adjusted EBITDA	202.0	120.5	157.6
Net interest-bearing debt	786.3	627.3	619.7
Loan-to-value (LTV)	46.0%	52.9%	55.8%

Time Charter Equivalent (TCE) earnings. We define TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions. We report TCE earnings, a non-IFRS measure, because we believe it provides additional meaningful information to investors in conjunction with revenue, the most directly comparable IFRS measure, given it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from revenue to TCE earnings.
Reconciliation from revenue	Year ended December 31,
(USD million)	2019	2018	2017
Revenue	692.6	635.4	657.0
Port expenses, bunkers and commissions	(267.7)	(283.0)	(259.9)
Time charter equivalent (TCE) earnings	424.9	352.4	397.1

Adjusted gross profit (Net earnings from shipping activities). We define Adjusted gross profit (net earnings from shipping activities) as operating profit/(loss) before depreciation, impairment losses and reversal of impairment, other operating expenses, administrative expenses and profit from sale of vessels. We report Adjusted gross profit (net earnings from shipping activities), a non-IFRS measure, because we believe it provides additional meaningful information to investors to assess our operating performance from our shipping activities. Adjusted gross profit is also provided as an operating performance measure in the internal management reporting.

Reconciliation from operating profit/(loss)	Year ended December 31,
(USD million)	2019	2018	2017
Operating profit/(loss)	205.9	2.8	39.5
Depreciation	110.1	114.5	114.5
Impairment losses and reversal of impairment	(114.0)	3.2	3.6
Other operating expenses	2.9	2.0	0.4
Administrative expenses	47.7	47.8	45.0
Profit from sale of vessels	(1.2)	(0.8)	(2.8)
Share of profit from joint ventures	0.4	(0.2)	0.0
Adjusted gross profit (net earnings from shipping activities)	251.9	169.5	200.2

Adjusted EBITDA. We define Adjusted EBITDA as net profit/(loss) for the period before tax expense, financial income, financial expenses, depreciation and impairment losses and reversals of impairment on tangible assets. The computation of Adjusted EBITDA refers to financial income and expenses, which we deem to be equivalent to "interest" for purposes of presenting Adjusted EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.
Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our operating performance as well as our compliance with the financial covenants and restrictions contained in our financing agreements. We believe that Adjusted EBITDA assists our management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, depreciation, amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis, which items may significantly affect results of operations between periods. We believe that including Adjusted EBITDA as a performance measure benefits investors in (a) selecting between investing in us or other investment alternatives and (b) monitoring our ongoing operational strength in assessing whether to continue to hold common units.
Adjusted EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net profit/(loss), the most directly comparable IFRS financial measure, for the periods presented:
Reconciliation from net profit/(loss)	Year ended December 31,
(USD million)	2019	2018	2017
Net profit/(loss) for the year	166.0	(34.8)	2.4
Tax expense	0.8	1.5	0.8
Financial expenses	41.9	39.3	40.6
Financial income	(2.8)	(3.3)	(4.3)
Depreciation	110.1	114.5	114.5
Impairment losses and reversal of impairment	(114.0)	3.2	3.6
Adjusted EBITDA	202.0	120.5	157.6

Net interest-bearing debt. Net interest-bearing debt is defined as borrowings (current and non-current), less loan receivables and cash and cash equivalents, including restricted cash. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, we believe that net interest-bearing debt is a relevant measure, which management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

Net interest-bearing debt	Year ended December 31,
(USD million)	2019	2018	2017
Borrowings (current and non-current)	863.4	754.7	753.9
Loans receivables	(4.6)	0.0	0.0
Cash and cash equivalents, including restricted cash	(72.5)	(127.4)	(134.2)
Net interest-bearing debt	786.3	627.3	619.7

Loan-to-value (LTV) ratio. Loan-to-value (LTV) ratio is defined as vessel values divided by net borrowings of the vessels. LTV describes the net debt ratio of our vessels and is used by us to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.
Loan-to-value (LTV)	Year ended December 31,
(USD million)	2019	2018	2017
Vessel values, including newbuildings (broker values)	1,801.5	1,675.1	1,661.1
Total (value)	1,801.5	1,675.1	1,661.1
Outstanding debt	863.4	754.7	753.9
-Hereof debt regarding Land and buildings & Other plant and operating equipment	(8.7)	0.0	0.0
Committed CAPEX on newbuildings	51.2	258.0	306.9
Loans receivables	(4.6)	0.0	0.0
Cash and cash equivalents, including restricted cash	(72.5)	(127.4)	(134.2)
Total (loan)	828.8	885.3	926.6
Loan-to-value (LTV) ratio	46.0%	52.9%	55.8%

A. Operating Results
Primary Factors Affecting Results of Operations
Reference is made to "Financial Review 2019⸻Primary Factors Affecting Results of Operations" on pages 45-46 of our Annual Report 2019.
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

Factors You Should Consider When Evaluating the Results of TORM plc
The Company faces a number of risks associated with our industry and must overcome a variety of challenges to utilize our competitive strengths in order to profitably implement our business strategy. These risks include, among other things: the highly cyclical tanker industry, dependence on spot market voyage charters, fluctuating charter values, increase in fuel prices, changing economic, political and governmental conditions affecting our industry and business, international sanctions, embargoes, import and export restrictions, nationalizations and wars, material changes in applicable laws and regulations, full performance by counterparties, particularly charterers, maintaining customer relationships, delay in deliveries or non-deliveries from shipyards, piracy attacks, maintaining sufficient liquidity, financing availability and terms and management turnover. See "Item 3. Key Information—D. Risk Factors".
Results of Operations of TORM plc
We operate within one segment, the product tanker segment, and thus the analysis has not been broken out into segments.
The financial highlights for TORM plc for the years ended December 31, 2019, 2018 and 2017 in this section have been extracted or derived from TORM plc's audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017. As such, the information below should be read in conjunction with TORM plc's audited consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 and section of this annual report entitled "Explanatory Note and Presentation of Our Financial and Operating Data". Some of the information contained in this section, including information about TORM plc's plans and strategies for our business and our expected sources of financing, contains forward-looking statements that involve risks and uncertainties. Current and potential investors should read "Item 3. Key Information—D. Risk Factors" for information on certain factors that may have a material adverse effect on TORM plc's future performance, results of operations, cash flows and financial position.
TORM plc operates in a global industry where, among other things, freight rates are denominated and settled in United States dollars, and a majority of the cost base of TORM plc is denominated and settled in United States dollars. Consequently, TORM plc's financial reporting is in United States dollars.
Financial highlights for TORM plc
Reference is made to "Key Figures" on page 9 and "The Year in Review" on pages 11-13 of our Annual Report 2019.

Consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017
Income statement
The table below presents financial information derived from TORM plc's income statement for the years ended December 31, 2019, 2018 and 2017.
Income statement for TORM plc for the years ended December 31, 2019, 2018 and 2017
	Year ended December 31,
(USD million)	2019	2018	2017
Revenue	692.6	635.4	657.0
Port expenses, bunkers and commissions	(267.7)	(283.0)	(259.9)
TCE earnings	424.9	352.4	397.1
Adjusted gross profit (net earnings from shipping activities)	251.9	169.5	200.2
Adjusted EBITDA	202.0	120.5	157.6
Operating profit/(loss)	205.9	2.8	39.5
Profit/(loss) before tax	166.8	(33.2)	3.2
Net profit/(loss) for the year	166.0	(34.8)	2.4

Total revenue for the year ended December 31, 2019 was $693 million, which represents an increase of $57 million compared to the year ended December 31, 2018. This increase in revenue is primarily due to an increase in the freight rates in the spot market.
Total port expenses, bunkers and commissions for the year ended December 31, 2019 were $268 million, which represents a decrease of $15 million compared to the year ended December 31, 2018. Bunkers amounted to 61%, port expenses to 31%, and commissions and other voyage expenses to 8% respectively of the total port expenses, bunkers and commissions for the year ended December 31, 2019. Bunkers amounted to 61%, port expenses to 32%, and commissions and other voyage expenses to 7% of the total port expenses, bunkers and commissions for the year ended December 31, 2018. The decrease in port expenses, bunkers and commissions was primarily due to a decrease in available earning days.
TCE earnings for the year ended December 31, 2019 were $425 million corresponding to an increase of $73 million compared to the year ended December 31, 2018. The increase in TCE earnings was primarily due to an increase in freight rates equating to an increase in earnings of $57 million. This was mainly due to higher freight rates for the year ended December 31, 2019, compared with the year ended December 31, 2018.
Adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA were $252 million and $202 million, respectively, for the year ended December 31, 2019 compared to an Adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA of $169 million and $121 million, respectively, for the year ended December 31, 2018. The increase was mainly driven by the higher freight rates for the year ended December 31, 2019 compared to the year ended December 31, 2018.
Operating profit was $206 million for the year ended December 31, 2019 compared to an operating profit of $3 million for the year ended December 31, 2018. The increase was mainly driven by the higher freight rates for the year ended December 31, 2019 compared to the year ended December 31, 2018, combined with an impairment reversal in 2019.
TORM plc reported a net profit for the year ended December 31, 2019 of $166 million, compared to a net loss of $35 million for the year ended December 31, 2018, an increase of $201 million.
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
Revenue and port expenses, bunkers and commission (TCE earnings)

TCE earnings for TORM plc for the years ended December 31, 2019 and 2018

	LR2	LR1	MR	Handy	Total
Year-end 2018
Available TCE earning days	4,027	2,484	18,182	2,450	27,141
TCE earnings per earning day, USD	15,425	12,982	12,847	9,970	12,982
TCE earnings, USD million	62.2	32.2	233.6	24.3	352.3

Year-end 2019
Available TCE earning days	4,198	2,153	17,736	1,620	25,707
Change	4%	(13%)	(2%)	(34%)	(5%)
TCE earnings per earning day, USD	19,730	17,102	15,840	14,965	16,526
Change	28%	32%	23%	50%	27%

Effect on TCE earnings from change in the available TCE earning days, USD million	2.6	(4.3)	(5.7)	(8.3)	(15.7)
Effect on TCE earnings from change in TCE earnings per earning day, USD million	18.1	8.9	53.1	8.1	88.2
Other	(0.1)	(0.3)	0.4	0.1	0.1
TCE earnings, USD million	82.8	36.5	281.4	24.2	424.9

In 2019, TORM successfully navigated a volatile product tanker market that was impacted by the refining industry’s preparations for the IMO sulfur regulations that became effective January 1, 2020 (“IMO 2020”). TORM’s results in 2019 were enhanced by strong operational focus and focus on maintaining efficient operations and a low cost base.

The product tanker market strengthened notably following a significant increase in crude tanker rates due to attacks on Saudi Arabian oil facilities. This increase accelerated dramatically after the US imposed sanctions on two subsidiaries of China’s COSCO Shipping. The last three months of 2019 provided a significant recovery for the broader tanker market supporting TORM’s earnings. For the full-year 2019, TORM’s product tanker fleet realized average Time Charter Equivalent (TCE) earnings of $16,526/day.
The first half of 2019 was impacted by the refining industry’s preparations for IMO 2020. Refinery maintenance was pronounced, and coupled with a series of unplanned outages, the volume of global refinery capacity that was offline was 23% higher in the second quarter of 2019 compared to the same period in 2018. In particular, a heavy refinery maintenance season in Asia caused long-haul diesel flows to drop significantly from the record levels seen in the first quarter of 2019. As the year progressed, geopolitical tensions were brought to the forefront with attacks on vessels near the Strait of Hormuz and the subsequent attack on Saudi Arabia’s crude oil facilities. Although the effect was temporary, and most of the effected capacity was restored promptly, Saudi Arabia cut runs at several refineries in order to meet its crude export contracts. This resulted in a decline in product exports, with naphtha flows to the Far East being affected.
Tanker rates surged at the start of the fourth quarter of 2019 when the US imposed sanctions on two subsidiaries of China’s COSCO Shipping. The reaction to the sanctions was first seen in the crude tanker sector, where rates increased to the highest levels seen since 2008. The positive sentiment carried over into the product tanker segment, where rates for all vessel classes increased sharply before retreating to levels that still remained elevated. The dramatic rise in crude tanker rates also caused around 5% of the LR2 fleet trading in clean petroleum products to switch to crude, which will help to sustain product tanker rates over the medium term.
In 2019, TORM achieved a gross profit of $252 million (2018: $170 million) with the increase from 2018 driven by higher freight rates. TORM's product tanker fleet realized TCE earnings of $16,526/day, up 27%  compared to 2018, with the LR2 class at $19,730/day, the LR1 class at $17,102/day, the MR class at $15,840/day and the Handysize class at $14,965/day.
In 2019, TORM took delivery of five MR newbuildings and four second-hand MR vessels. In January 2020 TORM made an additional purchase of two fuel-efficient LR2 newbuildings with scrubbers and took delivery of three newbuildings, including two LR1 vessels and one MR vessel. During the third quarter of 2019, TORM executed sale and leaseback transactions for eight vessels, covering the four acquired second-hand MR vessels and four existing MR vessels. In 2019, TORM sold eight older vessels (five MR vessels and three Handysize vessels) for total consideration of $65 million. Seven of the vessels were delivered to their new owners in 2019 and one MR vessel was delivered in January 2020.
As of December 31, 2019, TORM’s fleet consisted of 65 owned vessels, 11 chartered-in vessels and four newbuilding vessels on order, three of which were delivered in January 2020. At the end of 2019, TORM operated a fleet of 77 vessels on the water of which 66 are fully owned and 11 are financial leasebacks.
For the LR2 fleet, the number of available earning days increased by 4% from the year ended December 31, 2018 and ended at 4,198 earning days for the year ended December 31, 2019. The average LR2 freight rate for the year ended December 31, 2019 was $19,730 per day resulting in earnings of $83 million.
For the LR1 fleet, the number of available earning days decreased by 13% from the year ended December 31, 2018 compared to the year ended December 31, 2019. The decrease was driven by dry-docking activities. The average LR1 freight rates for the year ended December 31, 2019 were $17,102 per day resulting in earnings of $37 million.
The number of available earning days for the MR fleet remained at the same level from the year ended December 31, 2018 to the year ended December 31, 2019, by a slight decrease of 2%, The sale of the five vessels was offset by the effect of the delivery of newbuildings and the acquisition of second hand vessels. The average MR freight rate for the year ended December 31, 2019 was $15,840 per day resulting in earnings of $281 million.

TORM plc sold two Handysize vessels during 2019. Accordingly, the number of available earning days for the Handysize fleet decreased by 34% from the year ended December 31, 2018 to the year ended December 31, 2019 resulting in total earnings of $24 million.

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
In 2018, TORM achieved a gross profit of $169 million (2017: $200 million) with the reduction from 2017 driven by lower freight rates. TORM's product tanker fleet realized TCE earnings of $12,982/day, down 11% year on year, with the LR2 class at $15,425/day, the LR1 class at $12,982/day, the MR class at $12,847/day and the Handysize class at $9,970/day.
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

Adjusted gross profit (net earnings from shipping activities)
	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
(USD million)
TCE earnings	424.9	352.3	397.1
Charter hire	0.0	(2.5)	(8.5)
Operating expenses	(173.0)	(180.4)	(188.4)
Adjusted gross profit (net earnings from shipping activities)	251.9	169.5	200.2

TORM plc's Adjusted gross profit (net earnings from shipping activities) for the year ended December 31, 2019 was $252 million compared to $169 million for the year ended December 31, 2018 corresponding to an increase of $83 million. The increase was mainly due to the increase in freight rates in the spot market.
Total costs related to charter hire decreased by $3 million for the year ended December 31, 2019 compared to the year ended December 31, 2018 mainly due to redelivery of chartered in vessels during 2018.
In 2019, operating expenses for vessels decreased by $7 million to $173 million. Average operating expenses per day ended at $6,371 for the year ended December 31, 2019 compared to $6,389 for the year ended December 31, 2018 reflecting a decrease of 0.3%.
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
Adjusted EBITDA
(USD million)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Adjusted gross profit (net earnings from shipping activities)	251.9	169.5	200.2
Administrative expenses	(47.7)	(47.8)	(45.0)
Other operating expenses	(2.9)	(2.0)	(0.4)
Profit from sale of vessels	1.2	0.8	2.8
Share of profit from joint ventures	(0.4)	0.2	0.0
Adjusted EBITDA	202.0	120.5	157.6

TORM plc's Adjusted EBITDA for the year ended December 31, 2019 was $202 million compared to $121 million for the year ended December 31, 2018 corresponding to an increase of $81 million.
Total administrative expenses and other operating expenses increased from $50 million for the year ended  December 31, 2018 to $51 million for the year ended December 31, 2019 due to a one-off provision covering an exposure related to the operations.
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
Operating profit/(loss)
(USD million)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Adjusted EBITDA	202.0	120.5	157.6
Impairment charges	114.0	(3.3)	(3.6)
Depreciation	(110.1)	(114.5)	(114.5)
Operating profit/(loss)	205.9	2.8	39.5

TORM plc's operating profit for the year ended December 31, 2019 was $206 million compared to an operating profit of $3 million for the year ended December 31, 2018 corresponding to an increase of $203 million.
The impairment charge amounted to positive $114 million for the year ended December 31, 2019 compared to negative $3 million for the year ended December 31, 2018 and was related to impairments regarding vessels sold during the year, as well as a reversal of impairments made in 2016. An impairment test of the recoverable amount of TORM’s cash generating units is performed yearly, comparing the carrying amount with the highest of broker values and value in use. Both exceeded the carrying amount as of December 31, 2019, indicating a need for a full reversal.
Depreciation amounted to $110 million for the year ended December 31, 2019, compared to $115 million for the year ended December 31, 2018.
TORM plc's operating profit for the year ended December 31, 2018 was $3 million compared to an operating profit of $40 million for the year ended December 31, 2017 corresponding to a decrease of $37 million.
The impairment charge amounted to $3 million for the year ended December 31, 2018 compared to $4 million for the year ended December 31, 2017 and was related to impairments regarding vessels sold during the year.
Depreciation amounted to $115 million for both the year ended December 31, 2018 and the year ended December 31, 2017.
Profit/(loss) before tax
(USD million)	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Operating profit/(loss)	205.9	2.8	39.5
Financial income	2.8	3.3	4.3
Financial expenses	(41.9)	(39.3)	(40.6)
Profit/(loss) before tax	166.8	(33.2)	3.2

TORM plc's profit before tax for the year ended December 31, 2019 was $167 million compared to a loss of $33 million for the year ended December 31, 2018 corresponding to an increase of $200 million.
Financial expenses for the year ended December 31, 2019 increased to $42 million from $39 million for the year ended December 31, 2018. This was mainly due to increased debt. Financial income for the year ended December 31, 2019 decreased to $3 million from $3 million for the year ended December 31, 2018.
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
Balance sheet
Total assets as of December 31, 2019 were $2,004 million corresponding to an increase of $290 million compared to December 31, 2018.
The increase in total assets from December 31, 2018 to December 31, 2019 was primarily driven by an increase in vessels and capitalized dry-docking of $278 million as well as an increase in prepayments on vessels of $50 million, offset by a decrease in Cash and cash equivalents, including restricted cash of $55 million.
The carrying value of vessels, newbuildings, capitalized dry-docking and prepayments on vessels as of December 31, 2019 amounted to $1,770 million compared to $1,442 million as of December 31, 2018. In total, the investments for 2019 amounted to $384 million compared to $202 million for 2018. Depreciation on the fleet amounted to $110 million for 2019 compared to $114 million for 2018. An impairment reversal of $120 million was recognized in 2019 related to impairments formerly recognized in 2016.
Total equity as of December 31, 2019 was $1,008 million corresponding to an increase of $160 million compared to December 31, 2018. The increase in equity was mainly due to the net profit for the year, partly offset by the fair value adjustments of hedging instruments.
TORM plc's liabilities increased by $129 million from $867 million as of December 31, 2018 to $996 million as of December 31, 2019. The increase in liabilities was mainly attributable to an increase in Lease liabilities of $145 million, offset by a decrease in Mortgage debt and bank loans of $53 million.
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

Reference is made to "Financial Review 2019—Assessment of Impairment of Assets" on page 45, Note 1—"Accounting Policies, Critical Accounting Estimates and Judgements" on page 107-117 and Note 8—"Impairment Testing" on page 124, each in the Annual Report 2019.
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
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to accounting principles generally accepted in the United States while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period and, as a result, during such time that we delay the adoption of any new or revised accounting standards, our consolidated financial statements may not be comparable to other companies that comply with all public company accounting standards. See "Item 3. Key Information—D. Risk Factors—We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common shares less attractive to investors."
B. Liquidity and Capital Resources
Overview
Our primary application of cash relates to operating expenses, financial expenses (interest payment, debt repayment and leasing payments) and capital expenditures, primarily investments in ships and other assets such as scrubbers. Payment of amounts outstanding under our Financing Agreements (more fully discussed below) along with payment of charter hire for chartered-in vessels and all other commitments that we have entered into are made from the cash available to us. Our primary sources of cash are cash flows from operations, our Financing Agreements (more fully discussed below), new debt or equity financings and sale of vessels.

As of December 31, 2019, the Group had available liquidity in the form of cash and cash equivalents, including restricted cash of $72 million and the undrawn Working Capital Facility of $75 million (discussed below). All of our credit facilities carry variable interest rates. The Working Capital Facility is dedicated to support the operations of the business. All other credit facilities are dedicated to financing of new vessels. The Company uses interest rate swaps to hedge parts of the variable interest rate risk associated with the credit facilities and a limited part of the leasing agreements have fixed lease payments. As of December 31, 2019, we had hedged the interest rate on approximately 62% of our outstanding interest-bearing debt at an interest rate of 2.33% plus margin.
As of December 31, 2019, we had no short-term loans other than any short-term part of the facilities included in the table entitled below. See "Item 5. Operating and Financial Review and Prospects⸻B. Liquidity and Capital Resources—Our Financing Agreements" for a description of the repayment schedule. As part of our day-to-day operations, we have accounts payables.
We plan to fund our operations as well as aggregate capital expenditures of $51 million, as of December 31, 2019, from internally generated cash flow and our borrowing under our Financing Agreements. The capital expenditures are primarily related to our obligations under the newbuilding contracts for the construction of product tanker newbuildings as well as the purchase and installation of scrubbers and ballast water treatment systems.
We are of the opinion that our working capital is adequate to meet our present requirements for the next twelve months following the date of this annual report.
The table below gives an overview of our long-term bank loans and finance leases.
Financing Agreements, including long-term and short-term mortgage debt, bank loans and finance leases as of December 31, 2019 of TORM plc.
Facility	Lenders	Maturity	Total Outstanding Debt as of December 31, 2019 (USD millions)	Undrawn Amount as of December 31, 2019 (USD millions)
Term Facility 1*	Danske Bank 36.5% HCOB 33.1% SEB 13.9% DBS 9.7% HSBC 6.8%	July 13, 2021	237.2	N/A
Working Capital Facility*	Danske Bank 46.2% HCOB 24.3% SEB 13.3% DBS 11.1% HSBC 5.1%	July 13, 2021	0.0	75.0
CEXIM Facility	CEXIM	November 26, 2030	104.0	N/A
Term Facility 2*	Danske Bank 25.0% ABN Amro 25.0% ING 25.0% DVB 25.0%	March 31, 2022	75.2	N/A
DSF Facility	DSF	June 15, 2026	206.5	N/A
ING Facility*	ING	September 8, 2024	35.5	N/A
ABN Facility*	ABN AMRO	December 31, 2024	21.1	52.6
KfW Facility	KfW	March 31, 2032	0.0	45.5
Total debt under the Debt Agreements			679.5	173.1

Finance lease – BoComm	Various	August 15, 2025	63.9	N/A
Finance lease - Springliner	Various	August 31, 2026	60.3	N/A
Finance lease – Eifuku	Anchor Trans Inc.	September 9, 2026	25.7	N/A
Finance lease – Showa	SLSS Shipping S.A.	August 14, 2024	25.2	N/A
Total debt under the Debt Agreements and finance leases			854.7	173.1
* This facility was refinanced on February 6, 2020 and replaced by the Syndicated Facilities Agreement and the HCOB Facility (as defined below under “⸻New Loan Agreements”).

Our Financing Agreements
As of December 31, 2019, we were in compliance with the financial covenants contained in our debt facilities.
The DSF Facility
In April 2014, certain of TORM plc's vessel-owning subsidiaries, as borrowers, entered into a $150 million secured credit facility (the “DSF Facility”), with Danmarks Skibskredit A/S (“DSF”), to partially finance the purchase price of 13 of the 25 product tankers and six newbuilding contracts that we acquired from Njord in exchange for shares of TORM A/S during the 2015 Restructuring. We refer to all 25 vessels as the Njord Acquisition Vessels, the six vessels acquired pursuant to the newbuilding contracts as the OCM Newbuildings, and the 13 Njord Acquisition Vessels that serve as collateral under the DSF Facility as the DSF Vessels (Tranche 1). The DSF Facility was amended and restated in September 2015 to increase the aggregate loan amount available to the borrower to $196 million in order to finance three of the OCM Newbuildings (Tranche 2) and again in November 2016 to increase the aggregate loan amount to $207 million to partially finance two of our MR tankers, TORM Loke and TORM Troilus (Tranche 3). On September 20, 2017, we amended and restated the DSF Facility for additional borrowings of up to $81 million to partially finance the aggregate purchase price of four GSI MR resale vessels, or the GSI MR Resale Newbuildings, that were subsequently delivered to us in 2019 (Tranche 4) and which also serve as additional collateral vessels under the facility agreement, as amended and restated. On July 20, 2018, the DSF Facility was further amended and restated to include additional borrowings of up to $7 million to finance the purchase and installation of scrubbers on the GSI MR Resale Newbuildings.
On January 5, 2018, the maturity of Tranche 1 was extended from June 2019 to December 2021.
Interest under the DSF Facility is payable quarterly in arrears at the aggregate of the applicable margin (2.5% per annum in respect of the Tranche 1 and Tranche 2; 2.6% per annum in respect of the Tranche 3; 2.35% per annum in respect of Tranche 4) and LIBOR. The DSF Facility matures in June 2026, and the loan principal is expected, as of December 31, 2019, to have the following ordinary repayment profile: 2020: $19 million; 2021: $79 million; 2022: $22 million; 2023: $5 million; 2024: $5 million; 2025: $5 million; 2026: $56 million. We will non-ordinarily prepay $16 million on TORM Thyra, TORM Freya and TORM Gerd, which are expected to be part of the refinancing in Q1 2020.

The DSF Facility is secured by:
•
first priority mortgages over the (i)  nine DSF Vessels (five of the initial 13 have since been sold as of December 31, 2019), (ii) three OCM Newbuildings, which were delivered to us between October and November 2015, (iii) TORM Loke and TORM Troilus, and (iv) the GSI MR Resale Newbuildings ((i)-(iv) together, the DSF Collateral Vessels);

•	a joint and several guarantee from the vessel-owning subsidiaries of the DSF Collateral Vessels and certain related parties;
•	assignment of the insurances, earnings, charters and requisition compensation of the DSF Collateral Vessels;
•	an account security agreement in respect of all amounts standing to the credit of the deposit accounts and reserve account opened in the name of the borrower;
•	charges of all the issued shares of the vessel-owning subsidiaries of the DSF Collateral Vessels; and
•	assignment and subordination of any inter-company indebtedness between the relevant obligors under the DSF Facility.
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

•
Free Liquidity. Minimum unencumbered cash and cash equivalents, including restricted cash and, for so long as the availability period under the Working Capital Facility ends at least six months after the calculation date, the undrawn commitments under the Working Capital Facility that are available for utilization, of the higher of $75 million and 5% of our total debt, of which $40 million is required to be unencumbered cash and cash equivalents, including restricted cash. In the first quarter of 2020 the free liquidity covenant was amended by replacing the free liquidity covenant from the principle mentioned above to a minimum cash covenant of the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

•	Equity Ratio. The ratio of market value adjusted shareholders' equity to total market value adjusted assets shall be at least 25%.
•
Dividends. TORM is restricted from making any distributions, including payment of dividends and repayments of shareholders loans, except those distributions made after the first half of each of its financial years, of up to 75% of the borrower's net income (based on our June 30 or year-end financial statements, as the case may be) for that half year period, provided that, after giving effect to such distributions, the Company would not be in breach of its financial covenants contained in the DSF Facility agreement and would not cause an event of default otherwise under the facility agreement. The restrictions on dividends cease to apply at any time (i) the Group's loan-to-value ratio of the sum of the Group's borrowings less cash and cash equivalents, including restricted cash to the aggregate market value of the Company's fleet is 50% or below.

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

The Term Facility 1
On July 13, 2015, or the Restructuring Completion Date, we entered into a $561 million six-year term loan facility with the Participating Lenders, certain other lenders and Danske Bank as agent and security agent (“Term Facility 1”). This facility provided for quarterly fixed amortizations and had a final maturity date in July 2021 with a repayment profile as of December 31, 2019: 2020: $41 million; and 2021: $180 million.
This facility bore interest at LIBOR plus a margin of 2.5% per annum.
In January 2016, we received consent from our lenders to amend this facility in accordance with the terms of an amendment and waiver letter. See "—Amendments to the Term Facility 1 and the Working Capital Facility", below.
On February 6, 2020, the Term Facility 1 was refinanced by the Syndicated Facilities Agreement and the HCOB Facility.
The Working Capital Facility
On the Restructuring Completion Date, we entered into a Working Capital Facility with certain Participating Lenders to obtain financing for general corporate purposes (the “Working Capital Facility”). This $75 million facility had an initial term of six years. This facility bore interest at LIBOR plus a margin of 2.50% per annum. The Working Capital Facility was secured by the same assets as Term Facility 1 but ranked ahead of Term Facility 1 with respect to the collateral proceeds. For a description of the Term Facility 1 security, see "—Our Financing Agreements—Term Facility 1". A commitment fee equal to 40% of the margin was payable by TORM with respect to any unutilized amounts under the facility and any accrued commitment fee was payable quarterly in arrears.
Term Facility 1 and the Working Capital Facility, which we refer to collectively as the "Restructuring Financing Agreements", were secured by:
•	mortgages over 33 vessels in our fleet (the “Working Capital Security Vessels”);
•	guarantees from each of the entities that own the vessels securing this facility and their holding companies, which we refer to collectively as the "NTF Guarantors";

•	first priority charges of all the issued shares of the entities that own the vessels and certain Danish holding companies;
•	first priority assignment of the insurances, earnings and requisition compensation relating to the Working Capital Security Vessels.
The Restructuring Financing Agreements had, among other things, financial covenants, which are tested on a semi-annual basis:
•
Minimum liquidity requirement. Minimum liquidity of the higher of $75 million and, on and after six months following the Restructuring Completion Date, 5% of our total debt in available cash of which $20 million was required to be cash-on-hand;

•	Minimum leverage ratio. The ratio of market value adjusted shareholders' equity to total market value adjusted assets shall have been at least 25%; and
•
Minimum collateral maintenance requirements. The aggregate fair market value of the secured vessels shall have been at least 125% of all outstanding debt under the Restructuring Financing Agreements. The borrower and guarantors shall have, within 30 days of a written request, posted additional security or prepaid the loan to reduce the excess to zero. The fair market value of the secured vessels shall have been determined to be the average of two recent appraisals from Approved Brokers based on an arm's length charter-free transaction between a willing and able buyer and a seller not under duress.

The Restructuring Financing Agreements also contained the following covenants and default provisions including, among other things:
•	Mandatory prepayment. The Restructuring Financing Agreements provided for mandatory prepayment following certain events including a change of control, sale or total loss of vessels;
•
Events of default. The agreed events of default, which we consider to be standard for facilities of this type and nature, included (i) non-payment, (ii) breach of covenant, (iii) cross-default (subject to a $10 million threshold), (iv) insolvency or bankruptcy, (v) arrest and detention of a mortgaged vessel for a period of more than 30 days, (vi) misrepresentation, (vii) breach of a material contract, (viii) cessation of business and (ix) material adverse change. After the occurrence of an event of default which is continuing, the agents may, and shall if so directed by the 66.67% or more of the lenders cancel the loan commitments, declare all amounts outstanding immediately due and payable and/or exercise its rights under the security documents.

The Restructuring Financing Agreements also restricted our ability to:
•
Charter-in vessels. Our aggregate exposure for chartering-in vessels (including exposure under FFAs entered into for speculative purposes) for a remaining term that exceeds six months shall not exceed an amount equal to a charter-in day rate of $25,000 payable on 50% of all vessels owned by us for a period of 24 months (for example, if we time chartered-in vessels at an average rate of $25,000 per day over a 24-month period, we would be able to charter-in 38 vessels, including TORM Loke, TORM Atlantic, TORM Astrid and the OCM Newbuildings).

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
On February 6, 2020, the Term Facility 1 was refinanced by the Syndicated Facilities Agreement and the HCOB Facility.
The CEXIM Facility
On July 8, 2016, one of our vessel-owning subsidiaries, as borrower, entered into a $115 million secured term loan facility with the Export-Import Bank of China (“the CEXIM Facility”), which provides us with borrowings of up to $29 million per vessel to finance the purchase price of four LR2 product tanker newbuildings from GSI, or the LR2 Product Tanker Newbuildings, which were delivered to us in 2018. The CEXIM Facility is guaranteed by TORM A/S and TORM plc and bears interest at a rate of LIBOR plus a margin of 2.25% per annum. Borrowings under each of the four vessel tranches are repayable in 48 equal consecutive quarterly installments and a balloon payment on November 26, 2030. The CEXIM Facility is secured by a first priority fleet mortgage over each of the LR2 Product Tanker Newbuildings, first priority share security in the shares of our vessel-owning subsidiary, account security over the earnings accounts of the borrower, charter assignments and charterer's assignments and undertakings in favor of the security agent relating to the LR2 Product Tanker Newbuildings.
The CEXIM Facility has the following financial covenants tested on a semi-annual basis which require us to maintain, among other things:
•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum liquidity requirement. A minimum liquidity greater than or equal to the higher of $75 million and 5% of the Group's total debt, of which at least $20 million of such liquidity shall, at all times, consist of the Group's cash and cash equivalents, including restricted cash.

In the first quarter of 2020 the minimum liquidity requirement was amended by replacing the minimum liquidity requirement from the principle mentioned above to a minimum cash covenant of the higher of (i) $45 million (ii) 5% of our total debt and (iii) $600,000 per operated vessel.
The Term Facility 2
On January 6, 2017, we entered into a $130 million syndicated term loan facility, (“Term Facility 2”), with Danske Bank A/S as Agent and Security Agent and ABN AMRO NV, DVB Bank SE and ING Bank NV as arrangers and lenders. TORM plc was the borrower under this facility, which was guaranteed by TORM A/S and VesselCo 10 Pte. Ltd., our wholly-owned subsidiary and owner of the nine of our MR product tanker vessels which served as collateral under the facility. The Term Facility 2 was entered into to partially refinance nine MR product tanker collateral vessels and for general corporate purposes. The Term Facility 2 was secured by first priority mortgages over the nine MR collateral vessels as well as first priority assignments in respect of each of the vessel's insurances, earnings, requisition compensation, bareboat charters, share security in the shares of our vessel-owning subsidiary, hedging contract assignments and intra-group loan assignments. The facility bore interest at a rate of LIBOR plus a margin of 2.75% per annum and had a final maturity date of March 31, 2022. The Term Facility 2 was fully utilized on January 27, 2017, when we drew down $126 million. On May 10, 2019 we agreed with the lenders under the Term Facility 2 that a mandatory prepayment of up to $13.5 million related to the sale and leaseback of TORM Torino was waived with the purpose of financing seven retrofit scrubbers, to be installed on the vessels mortgaged under Term Facility 2. The loan tranche relating to TORM Torino was prepaid on July 17, 2019. On August 13, 2019, the loan tranche relating to TORM Titan was repaid in conjunction with the sale and leaseback of TORM Titan. Borrowings under each of the remaining seven vessel tranches were repayable in 20 equal consecutive quarterly installments of $2 million each with a balloon payment on the maturity date.

The facility had the following financial covenants tested on a semi-annual basis which required us to maintain, among other things:
•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum liquidity requirement. A minimum liquidity greater than or equal to the higher of $75 million and 5% of our total debt, of which cash and cash equivalents, including restricted cash shall make up the greater of $40 million or 5% of our total debt.

On February 6, 2020, the Term Facility 2 was refinanced by the Syndicated Facilities Agreement and the HCOB Facility.
ING Facility
On September 8, 2017, we entered into a secured term loan facility with ING Bank NV (the “ING Facility”), which provided us with borrowings of up to $47 million which we used to partially finance the purchase of two Hyundai Mipo MR newbuildings (the “Newbuilding Tranche”), and to partially refinance outstanding indebtedness of our 2002-built MR product tanker TORM Amazon (the “Refinancing Tranche”). TORM plc was the borrower under the ING Facility, and TORM A/S and our wholly-owned subsidiary which owns the security vessels served as guarantors. The ING Facility had a term of seven years, bore interest at a rate of LIBOR plus a margin of 2.05% per annum and was repayable in quarterly installments and a balloon payment on the maturity date of September 4, 2024. The ING Facility was secured by first priority mortgages over the security vessels as well as first priority assignments in respect of each of the vessel's insurances, earnings and accounts, share security in the shares of our vessel-owning subsidiary and irrevocable joint and several guarantees from the guarantors. The ING Facility contained substantially the same financial covenants, default provisions, undertakings and restrictions as contained in the Term Facility 2, described above.
On February 6, 2020, the ING Facility was refinanced by the Syndicated Facilities Agreement and the HCOB Facility.
ABN Facility
On May 7, 2018, we entered into a secured term loan facility with ABN AMRO Bank NV (the “ABN Facility”), which provided us with borrowings of up to $70 million to partially finance the purchase of the two LR1 Product Tankers Newbuildings and one MR Product Tanker Newbuilding under contract with GSI. The MR Product Tanker Newbuilding was delivered in the fourth quarter of 2019 and the two LR1 Product Tanker Newbuildings were delivered in the first quarter of 2020. TORM plc was the borrower under the ABN Facility, and TORM A/S and our wholly-owned subsidiary which owns the security vessels served as guarantors. The ABN Facility had a term of five years, bore interest at a rate of LIBOR plus a margin of 2.10% per annum and was repayable in quarterly installments and three balloon payments five years after the drawdown on each tranche. The ABN Facility was secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel's insurances, earnings and accounts, share security in the shares of our vessel-owning subsidiary and irrevocable joint and several guarantees from the guarantors. The ABN Facility contained substantially the same financial covenants, default provisions, undertakings and restrictions as contained in the Term Facility 2, described above. On February 8, 2019, we entered into an agreement with ABN AMRO to increase the amount under the ABN Facility by $3.7 million to finance scrubber installations on the security vessels.

On February 6, 2020, the ABN Facility was refinanced by the Syndicated Facilities Agreement and the HCOB Facility.
KfW Facility
On July 29, 2019, we entered into a secured term loan facility KFW IPEX-Bank GMBH (the “KFW Facility”), which provides us with borrowings of up to $45.5 million to partially finance the purchase of two MR newbuildings, one of which was delivered to us in the first quarter of 2020, and the other which is expected to be delivered to us in the second quarter of 2020. TORM A/S is the borrower and the owner of the vessels under the KFW Facility and TORM plc is the guarantor. China Export & Credit Insurance Corporation is the export credit insurance provider. The KFW Facility has a term of 12 years, bears interest at a rate of LIBOR plus a margin of 1.75% per annum and is repayable in bi-annual installments and 2 balloon payments 12 years after drawdown on each tranche. The KFW Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel's insurances, earnings and account and irrevocable joint and several guarantees from the guarantors. The KFW Facility contains substantially the same financial covenants, default provisions, undertakings and restrictions as contained in the Term Facility 2, described above.
We are currently in the process of negotiating an amendment to the covenant in the KFW Facility to reflect the changes that were made to the free liquidity covenant in the DSF Agreement.
New Loan Agreements
On February 6, 2020, we completed a refinancing of five of our existing credit facilities by replacing these facilities with our new Syndicated Facilities Agreement and HCOB Facility, the terms of which are described below.
Syndicated Facilities Agreement
On January 31, 2020, we entered into a combined secured term loan facility agreement ($341 million) and secured working capital facility agreement ($45 million) for aggregate borrowings of $386 million (the “Syndicated Facilities Agreement”). The Syndicated Facilities Agreement (both the term loan and the working capital facility) was entered into with Danske Bank, ING, ABN AMRO, Nordea, Swedbank, Crédit Agricole CIB and Société Générale and finances 27 vessels, built from 2006 to 2020, that serve as collateral under the facility. Torm plc is the borrower and Torm A/S and vessel-owning-entities owned directly or indirectly by Torm plc are guarantors under the Syndicated Facilities Agreement. The Syndicated Facilities Agreement has a tenor of 6 years with a final maturity date of January 31, 2026, bears an interest rate of LIBOR plus a margin of 2.25% and is payable in quarterly installments with a balloon at maturity. The Syndicated Facilities Agreement is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel's insurances and earnings and irrevocable joint and several guarantees from the guarantors. The Syndicated Facilities Agreement contains the following financial covenants:
•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum cash requirement. Minimum cash and cash equivalents, including restricted cash greater than or equal to the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

The $45 million working capital facility subjects us to a commitment fee on the undrawn amount of 40% of the margin. The lenders have provided funding commitments pro rata between both facilities.
HCOB Facility Agreement
On January 31, 2020, we entered into a secured term loan facility agreement with Hamburg Commercial Bank AG (the “HCOB Facility”) for borrowings of up to $110 million. The HCOB Facility finances 19 vessels built from 2002 to 2006, which serve as collateral under the agreement. Torm plc is the borrower and Torm A/S and vessel-owning-entities owned directly or indirectly by Torm plc are guarantors under the HCOB Facility. The tenor of the facility is 5 years with a final maturity date of February 5, 2025, it bears an interest rate of LIBOR plus a margin of 3.15% and is payable in quarterly installments with no balloon payment at maturity. The HCOB Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel's insurances and earnings and irrevocable joint and several guarantees from the guarantors. The HCOB Facility contains the following financial covenants:
•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum cash requirement. Minimum cash and cash equivalents, including restricted cash greater than or equal to the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

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
In the third quarter of 2019, we entered into sale and leaseback agreements and corresponding bareboat charters with four separate Japanese and Chinese counterparties for eight of our vessels: the four 2011 MR Vessels, as well as TORM Torino, TORM Titan, TORM Alice and TORM Alexandra. We have options to purchase TORM Alice and TORM Alexandra from the counterparty in both 2024 and 2026, and obligations to purchase the 2011 MR Vessels, TORM Torino and TORM Titan from the respective counterparties in 2025, 2024 and 2026, respectively.
Cash flow
Consolidated cash flow for the years ended December 31, 2019, 2018 and 2017
For a discussion of cash flows for the year ended December 31, 2019 compared to December 31, 2018, reference is made to "Financial Review 2019⸻Liquidity and Cash Flow" on page 41 and to our Consolidated Cash Flow Statement for the Year Ended December 31, 2019 and 2018 on page 105 of our Annual Report 2019.
For a discussion of cash flows for the year ended December 31, 2018 compared to December 31, 2017, reference is made to "Financial Review 2018 – "Liquidity and Cash Flow" on page 47 and to our Consolidated Cash Flow Statement for the Year Ended December 31, 2018 and 2017 on page 95 of our Annual Report 2018, furnished to the SEC on Form 6-K on March 12, 2019.

There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to TORM plc.
Capital Expenditures of TORM plc
The table below presents our capital expenditures for the years ended December 31, 2019, 2018 and 2017.
	Year ended December 31,
Capital Expenditures	2019	2018	2017
(USD million)
Acquisition of vessels and capitalized dry-docking	81.3	162.7	103.1
Prepayments on newbuildings	301.8	38.9	44.3
Total	383.1	201.6	147.4

Capital expenditures for the years ended December 31, 2019, 2018 and 2017 consisted primarily of investments in vessels and capitalized dry-docking and newbuildings. For the year ended December 31, 2019, TORM's prepayments on newbuildings amounted to $302 million compared to $44 and $39 million for the years ended December 31, 2018 and 2017, respectively. For 2019, TORM plc's investments related to vessels and capitalized dry-docking amounted to $81 million compared to $163 and $103 million in 2018 and 2017, respectively. TORM invested a total of $383 million during 2019 compared to $202 and $147 million invested during 2018 and 2017, respectively.
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
Reference is made to "The Product Tanker Market" on pages 23-27 of the Annual Report 2019 and to "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry".
E. Off-Balance Sheet Arrangements
As of December 31, 2019, other than the ones described in "Contractual Obligations" below, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.
F. Tabular Disclosure of Contractual Obligations
Reference is made to Note 18 — "Contractual rights and obligations" in our Annual Report 2019.
G. Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.
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

The business address of each of our Directors and Senior Management is TORM plc, Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.
Name	Age	Position	Date of expiry of current term (for Directors)
Christopher Helmut Boehringer	49	Chairman	2020 Annual General Meeting
David Neil Weinstein	60	Deputy Chairman (appointed by the holder of the B Share)	Serves until removed by the B shareholder
Torben Janholt	73	Board Member	2020 Annual General Meeting
Pär Göran Trapp	58	Board Member	2020 Annual General Meeting
Rasmus Johannes Skaun Hoffman	42	Board Observer (Employee Representative) (1)
Lars Bjørn Rasmussen	54	Board Observer (Employee Representative) (1)
Annette Malm Justad	61	Board Observer (1)
Jeffrey Scott Stein	50	Minority B Share Board Observer(1)	Serves until removed by the B shareholder
Jacob Balslev Meldgaard	51	Executive Director and Chief Executive Officer of TORM A/S
Kim Balle	51	Chief Financial Officer of TORM A/S
Lars Christensen	53	Senior Vice President and Head of Projects of TORM A/S
Jesper Søndergaard Jensen	50	Senior Vice President and Head of Technical Division of TORM A/S

(1) Board Observers are appointed by the Company's Directors and may be removed by the Directors at any time for any reason. Board Observers can attend and speak at meetings of the Board of Directors but cannot vote.

Biographical information concerning the Directors and our Senior Management Team is set forth below.
Christopher Helmut Boehringer serves and has served as Chairman of our Board of Directors since August 2015. In addition, Mr. Boehringer is Chairman of TORM's Nomination Committee and the Remuneration Committee and a member of  the Risk Committee. Mr. Boehringer is also Managing Director of Oaktree Capital Management (Intl) Limited and has held various executive positions within Oaktree since 2006.  Mr. Boehringer also serves as a member of the Board of Directors of, Life Company Consolidation Group Limited and Eolia Renovables de Inversiones. Mr. Boehringer holds a Bachelor of Arts in Economics from Harvard University and a Masters of Business Administration from INSEAD.
David Neil Weinstein serves and has served as a member and Deputy Chairman of our Board of Directors since August 2015. Mr. Weinstein is in addition a member of TORM's Audit Committee, Nomination Committee and Remuneration Committee. Mr. Weinstein is a capital markets, governance and reorganization specialist. Mr. Weinstein has had a number of Board leadership positions in inter alia Seadrill, Ltd., Stone Energy Corporation, Tru Taj LLC, Deep Ocean Group, Axiall Corporation, The Oneida Group, Horizon Lines, Inc., Interstate Bakeries Corporation, Pioneer Companies, Inc. and York Research Corporation and has served as Managing Director of Calyon Securities Inc., BNP Paribas, Bank of Boston and Chase Securities Inc.. Other Board directorships: Pacific Drilling S.A. and Alex Brands, Inc. Mr. Weinstein holds a Bachelor of Arts in Economics from Brandeis University and a Juris Doctor from Columbia University School of Law.

Torben Janholt serves and has served as a member of our Board of Directors since August 2015. In addition, Mr. Janholt is a member of TORM's Audit Committee, Risk Committee and Remuneration Committee. Mr. Janholt also serves as chief executive officer of Pioneer Marine Inc., chief executive officer of Pioneer Marine Hellas S.A., chief executive officer of Just Water ApS, chairman of the board of directors of Otto Suenson & Co. A/S, and member of the board of directors of Pioneer Marine Inc. Singapore, Pioneer Marine Hellas S.A., A/S United Shipping & Trading Company, Bunker Holding A/S, Uni-Chartering A/S and Uni-Tankers A/S. Mr. Janholt has served as chairman of the board of directors of Lauritzen Tankers A/S, Lauritzen Ship Owner A/S, LB Ship Owner A/S, LK Ship Owner A/S, Shipinvest A/S, Lauritzen Offshore Services A/S and LT Ship Owner A/S and member of the board of directors of KRK 4 ApS, Shipping Holding A/S, A/S Dan-bunkering Ltd., Shipping.dk Chartering A/S, Ship-ping.dk A/S, Shipping.dk Køge A/S, Grenå Stevedore- og Pakhusforretning ApS, Fin-Trans A/S, A/S Global Risk Management Ltd., Sønderjyllands-Terminalen A/S, Bunker Holding Estate A/S, Jyllands-Terminalen A/S, Shipping.dk Aabenraa A/S, CVR: 87137511, Brilliant Maritime Services S.A. ApS, Lauritzen Tankers Ship Owner A/S, Axis Offshore A/S, Shipping.dk Road Division A/S, Lauritzen Reefers A/S, CVR nr.: 15251549, Shipping.dk Middelfart A/S, Outforce A/S, Shipping.dk Kalundborg A/S, LB Ship Owner II A/S, KPI Bridge Oil A/S and Lloyd Copenhagen ApS. In addition, Mr. Janholt has served as a member of the executive management of KRK 4 ApS, Axis Offshore A/S, Lauritzen Reefers A/S, CVR: 15251549, LB Ship Owner II A/S, Lauritzen Offshore Services A/S and J. Lauritzen A/S. Mr. Janholt holds a Certificate in Business Administration from Niels Brock Business College, Denmark and has attended Executive Management Programs at IESE in Spain, Harvard Board education course in Copenhagen, IMD in Switzerland and CEDEP/INSEAD Management School in France.
Pär Göran Trapp serves and has served as a member of our Board of Directors since August 2015. In addition Mr. Trapp is Chairman of TORM's Audit Committee and Risk Committee. Mr. Trapp was with Morgan Stanley from 1992 to 2013 where he started as crude oil trader, then became Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA. Prior to joining Morgan Stanley, Mr. Trapp was crude oil trader at Statoil. Other Board directorships: Chairman of Madrague Capital Partners AB, Board member of Energex Partners Ltd. Mr. Trapp holds a Master of Science degree in Economics and Business Administration from the Stockholm School of Economics.
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
Annette Malm Justad is and has been a Board Observer since August 2019. Ms. Justad also serves as chair of the board of directors of Store Norske Spitsbergen Kulkompani AS and American Shipping Company ASA. She is a member of the board of directors of Awilco LNG ASA, Pleat AS, Port of London Authority, Småkraft AS/Småkraft Utbygging AS, Norske tog AS and Prosafe SE. From 2006-2010 she served as the CEO of Eitzen Maritime Services ASA. Ms. Justad holds a Master degree in Technology Management from the Norwegian University of Science and Technology/Massachusetts Institute of Technology/Norwegian School of Economics and a Master degree in Chemical Engineering from the Norwegian University of Science and Technology.
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

Kim Balle serves and has served as the Chief Financial Officer of TORM A/S since December 2019. Prior to joining TORM, Mr. Balle served as Group Chief Financial Officer of CASA A/S since 2017, Group Chief Financial Officer of DLG a.m.b.a. from 2015-2017, Group Chief Operating Officer of DLG a.m.b.a. from 2016-2017, Group Vice President of DLG a.m.b.a. from 2014-2015,  Head of Corporate Banking for Danske Bank from 2012-2014 and Head of Domestic Clients for Danske Bank from 2009-2012. Mr. Balle currently serves and has served as a member of the board of directors since 2017 for Nordea Invest, Lind Capital and Lind Capital Fondsmæglerselskab. He holds a Bachelor of Science in Financing and Credit from Copenhagen Business School and a Master of Business from Copenhagen Business School.
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
B. Compensation
At the general meeting held on April 11, 2019, our shareholders approved an updated remuneration policy, with effect from the date of the meeting, which includes overall guidelines for incentive pay for the Board of Directors and our Senior Management Team (defined below). The Company is required, under the UK Companies Act 2006, to prepare a Remuneration Report for each financial year.
For information about compensation to our non-executive directors, reference is made to page 87 of the "Remuneration Committee Report" in the Annual Report 2019.
Executive Management Compensation
Our Senior Management Team, which is comprised of Jacob Meldgaard, our Executive Director and principal executive officer of TORM plc, the Chief Executive Officer of TORM A/S, Kim Balle, our principal financial officer and the Chief Financial Officer of TORM A/S, Jesper Jensen, the Head of the Technical Division of TORM A/S and Lars Christensen, the Head of Projects of TORM A/S, receive compensation consisting of a fixed base salary, cash-based bonus incentives paid out in 2019 under our performance bonus program, discussed below, and customary executive fringe benefits. We have not granted loans, issued guarantees or undertaken similar obligations to or on behalf of members of our Senior Management Team.
In 2019, the aggregate compensation paid by the Group to Jacob Meldgaard for his role as Executive Director and principal executive officer of TORM plc and as the Chief Executive Officer of TORM A/S amounted to $2,208,000, which includes the fee payable to Mr. Meldgaard for his service on the Board of Directors. We have not allocated funds to provide pension, retirement or similar benefits to Mr. Meldgaard.
In 2019, the aggregate compensation paid by the Group to the other members of our Senior Management Team (excluding Mr. Meldgaard) was $1,984,114, which includes an aggregate of $115,880 allocated for pensions for these individuals.
Incentive Schemes
Compensation of our Senior Management Team includes the eligibility to participate in a variable incentive-based pay with a combination of share options, restricted share units and other share-based awards. We have in place a Long-Term Incentive Plan, or the LTIP, pursuant to which our Board of Directors may grant certain employees and executive officers share options, restricted share units, or RSUs, in the form of restricted stock options, or other share-based awards. See "Item 10. Additional Information".

For information on RSUs granted to Mr. Meldgaard pursuant to the LTIP, reference is made to the "Remuneration Committee Report —Long-Term Incentive Program—Restricted Share Units Granted" on pages 85-86 of the Annual Report 2019.
During 2019, the members of our Senior Management Team other than Mr. Meldgaard were granted an aggregate of 382,800 RSUs as part of each executive's annual grant. Each RSU entitles the other members of our Senior Management Team to acquire one Class A common share, subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date. Vested RSUs may be exercised at a price of DKK 53.7 per Class A common share for a period of twelve months after the vesting date. Assuming 100% vesting and based on the Black-Scholes model, the aggregate RSU grant in 2019 to the other members of our Senior Management Team would be approximately $647,949.
Performance Bonus Program 2019
For information on the cash performance bonus received by Mr. Meldgaard for the financial year 2019, reference is made to "Remuneration Committee Report —Performance Bonus 2019" on page 85 of the Annual Report 2019.
During the financial year 2019, the members of our Senior Management Team other than Mr. Meldgaard received cash performance bonuses in an aggregate amount of $530,764 which is directly linked to the fulfillment of specific performance metrics, which include developments in the price of our shares and our cost base (up to 50% of the base salary of each executive).
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
For a description and terms of reference of the committees of our Board of Directors, reference is made to "Corporate Governance—Board Committees" on page 67 and the individual reports of our Audit Committee, Risk Committee, Nomination Committee and Remuneration Committee on pages 71-90 of our Annual Report 2019.
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
D. Employees
As of December 31, 2019, we employed approximately 341 people in our offices in Denmark, India, the Philippines, Singapore and the United States, excluding seafarers, who work on our vessels. For a breakdown of the geographic locations of our employees, please see “Item 4. Information on the Company⸻D. Property, Plants and Equipment.”
E. Share Ownership
The table below shows, in relation to each of our directors and members of our Senior Management Team, the total number of shares owned and the total number of Restricted Share Units, or RSUs, held as of March 11, 2020. The RSUs granted to our Executive Director, Jacob Meldgaard, were received for his role as Chief Executive Officer of TORM A/S.
Directors and Executive officers	Class A Common shares held	Unvested RSUs	Vested RSUs
Christopher H. Boehringer	21,204
David Weinstein	5,000
Göran Trapp	12,820
Torben Janholt	6,526
Jacob Meldgaard	255,411	255,345	255,345
All other executive officers in the aggregate	*	326,089	262,289

*Our remaining executive officers individually each own less than 1% of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth the beneficial ownership of our Class A common shares, par value $0.01 per share, as of the date of this annual report, by beneficial owners of 5% or more of the common shares. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share held (excluding the B share and the C share).
	Class A Common Shares Beneficially Owned
Name	Number		Percentage(1)
Njord Luxco(3)(4)	48,252,053	(2)	64.8%

_________________________

(1)
Calculated based on 74,435,377 Class A common shares (excluding treasury shares) outstanding as of December 31, 2019. The percentage ownership contained in this table differs from the percentage ownership previously reported by the shareholder in its “Notification of Major Holdings” that was furnished to the SEC on Form 6-K on September 6, 2019 due to subsequent changes in the Company’s share capital.

(2)	Based upon the "Notification of Major Holdings" that the Company received and furnished to the SEC on Form 6-K on September 6, 2019.
(3)
According to the Schedule 13D filed with the SEC on February 5, 2018 and information provided by Njord Luxco, the business address of Njord Luxco is OCM Njord Holdings S.à.r.l, 26A, Boulevard Royal L-2449, Luxembourg, Luxembourg. The majority shareholder of Njord Holdings is OCM Luxembourg OPPS IX S.à.r.l.  The majority shareholder of OCM Luxembourg OPPS IX S.à.r.l is Oaktree Opportunities Fund IX, L.P.  The general partner of Oaktree Opportunities Fund IX, L.P. is Oaktree Opportunities Fund IX GP, L.P.  The general partner of Oaktree Opportunities Fund IX GP, L.P. is Oaktree Opportunities Fund IX GP, Ltd.  The sole director of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Capital Management, L.P. Oaktree Capital Group, LLC indirectly controls Oaktree Capital Management, L.P.  Oaktree Capital Group, LLC is controlled by its ten-member board of directors, none of whom individually have control and each of which are appointed by Oaktree Capital Group Holdings GP, LLC and Brookfield Asset Management, L.P. The address for all of the entities identified above is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(4)
Njord Luxco is the holder of the sole outstanding Class C share. The Class C share has 350,000,000 votes at the general meeting in respect of specified matters, including election of members to our Board of Directors (other than the Deputy Chairman) and certain amendments to the Articles of Association. See "Item 10. Additional Information—A. Share Capital —Our Shares—Class C Share".

As of December 31, 2019, we had 4,701,864 warrants outstanding with each warrant being convertible into one Class A common share, par value $0.01 per share, and which can be exercised until July 13, 2020. As of December 31, 2019, we had a total of 2,228,230 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. Assuming the exercise of all of our outstanding warrants and full vesting and exercise of our outstanding RSUs, this would result in the issuance of 6,930,094 additional Class A common shares representing approximately 9% of our issued and outstanding Class A common shares.

The sole outstanding B share is held by a trustee on behalf of non-Oaktree shareholders to provide certain minority protections. The B Share has one vote at the general meeting and the right to elect the Deputy Chairman of our Board of Directors and one Board Observer, both of which have been elected. See "Item 10. Additional Information—A. Share Capital —Our Shares—Class B Share".
As of March 10, 2020, our sole shareholder of record located in the United States was Cede & Co., a nominee of The Depository Trust Company, which held 26,556,754 Class A common shares, representing 35.7% of our issued and outstanding Class A common shares on that date.
B. Related Party Transactions
Remuneration of our directors and executive management is disclosed in "Item 6. Directors, Senior Management and Employees—B. Compensation".
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
During 2019, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of $26.1 million in total. The joint venture will continue to assist TORM in installing scrubbers in 2020.
To our knowledge, there have been no other transactions with related parties during the periods required to be presented.
C. Interest of Experts and Counsel
Not applicable.
ITEM 8.	FINANCIAL INFORMATION
A. Consolidated Statements and other Financial Information
Please see the section of this annual report on Form 20-F entitled "Item 18. Financial Statements".
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
Distribution Policy
Reference is made to "Investor Information—Distribution Policy" on page 92 of our Annual Report 2019.
Our Board of Directors may, in its sole discretion, from time to time, declare and distribute dividends in accordance with our Articles of Association and applicable law. Any decision to distribute dividends will be at the sole discretion of the Board of Directors. Dividends which are declared as interim dividends do not need to be approved by the shareholders at our annual general meeting.

We can give no assurance that dividends will be declared and paid in the future or the amount of such dividends if declared and paid. For a discussion of certain risk factors that may affect our ability to pay dividends, see "Item 3. Key Information—A. Risk Factors". For a description of the restrictions on the payment of dividends contained in our financing agreements, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements". For a discussion of the material tax consequences regarding the receipt of dividends we may declare, see "Item 10. Additional Information— E. Taxation".
B. Significant Changes
Not applicable.
ITEM 9.	THE OFFER AND LISTING
A. Offer and Listing Details
Principal Markets
Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol "TRMD A" and on Nasdaq New York under the symbol "TRMD". The B share, C share and warrants are not listed for trading on any exchange. See "Item 10. Additional Information".
B. Plan of Distribution
Not applicable.
C. Markets
Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol "TRMD A" and on Nasdaq New York under the symbol "TRMD".
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A. Share Capital
Issued and Authorized Capitalization
As of December 31, 2019, our share capital consisted of 74,748,248 Class A common shares, par value $0.01 per share, one Class B share, par value $0.01 per share, and one Class C share, par value $0.01 per share. As of December 31, 2019 and the date of this annual report, we have 312,871 treasury shares.

At the Company's 2016 Annual General Meeting of Shareholders, the Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expire on March 14, 2021. The Board of Directors did not seek new authorities at any of the Company's Annual General Meetings since then, including the 2019 Annual General Meeting, which took place on April 11, 2019. For a description of the share authorities granted to our Board of Directors, reference is made to "Director's Report—Share Capital" on pages 94-96 of our Annual Report 2019.
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
Class C share. The one outstanding Class C share, par value $0.01, is held by Njord Luxco. The holder of the Class C share has 350,000,000 votes at our general meetings on specified matters, described below. Based on Njord Luxco's share ownership as of the date of this annual report of 48,252,053 Class A common shares and the C share, Njord Luxco has 398,252,053 votes.
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
The Class C share has no pre-emption rights in relation to any issue of new shares of other classes and effectively carries no right to receive dividends, liquidation proceeds or other distributions from us. The Class C share may not be transferred or pledged, except to an affiliate of Njord Luxco or pursuant to redemption by us. The Class C will be automatically redeemed when Njord Luxco and its affiliates cease to beneficially own at least one third of our issued Class A common shares. The voting rights attached to the Class C share have the practical effect of allowing Njord Luxco to control the Board of Directors of TORM plc and to make amendments to the Articles of Association proposed by the Board of Directors, other than amendments to the minority protections. Even when Njord Luxco holds only a third of the issued Class A common shares, the votes cast by Njord Luxco would represent approximately 93.8% of the votes that may be cast on resolutions on which the Class C share may vote.
The reserved matters set forth in our Articles of Association require either the approval of a majority of our Board including our Chairman and Deputy Chairman or the approval of a resolution approved by at least 70% or 86% of the votes capable of being cast. Please see "Item. 10. Additional Information— B. Memorandum and Articles of Association".

Our Share History
Reference is made to "Investor Information—Changes to the Share Capital" on page 91 of the Annual Report 2019.
Treasury Shares
As of December 31, 2019, we had 312,871 treasury shares.
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
Following the Private Placement in January 2018 and pursuant to the terms of the instrument governing our warrants, the number and subscription price of the warrants were adjusted. As of the date of this annual report, there are 4,701,864 warrants outstanding with each warrant being convertible into one Class A common share, par value $0.01 per share, against payment of a subscription price of DKK 95.24. The warrants can be exercised until July 13, 2020.
Restricted Share Units
In accordance with TORM's Remuneration Policy, the Board of Directors has, as part of the Long-Term Incentive Program (LTIP), granted certain employees Restricted Share Units (RSUs) in the form of restricted stock options. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of TORM and thereby the TORM share price for the mutual benefit of themselves and the shareholders of TORM. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting.
In 2016, the Board agreed to grant a total of 723,069 RSUs to other members of management and an additional 1,276,725 RSUs to the Executive Director (the "2016 RSUs"). The 2016 RSUs to other members of management were subject to a three-year vesting period, with one-third of the grant amount vesting at each anniversary date beginning on January 1, 2017. The exercise price of each vested 2016 RSU, following certain adjustments for dividends, was DKK 93.6 and they had an exercise period of six months. For the Executive Director, the grant was subject to a five-year vesting period and the exercise period was one year with the remaining terms being similar to the 2016 RSUs granted to the other members of management. None of the 2016 RSUs were exercised and all 2016 RSUs to other members of management have expired. The Executive Director agreed not to exercise his allocation of 2016 RSUs.
In 2017, the Board agreed to grant a total of 866,617 RSUs to other members of management on similar terms as the 2016 RSUs with a three-year vesting period, an exercise price of DKK 93.6 and an exercise period of six months (the "2017 RSUs"). As of December 31, 2019, 634,458 2017 RSUs have expired unexercised.
In 2018 the Board agreed to grant a total of 944,468 RSUs to other members of management and an additional 766,035 RSUs to the Executive Director (the "2018 RSUs"). The 2018 RSUs to both other management and the Executive Director were subject to a three-year vesting period, with one-third of the grant amount vesting at each anniversary date beginning on January 1, 2019. The exercise price of each vested 2018 RSU is DKK 53.7, which corresponds to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before the date of the General Meeting on April 12, 2018 plus a premium of 15%. Vested 2018 RSUs may be exercised for a period of 360 days after each vesting date. The grant to the Executive Director represented the unvested portion, or approximately 60%, of the RSUs that he was granted in 2016, which were subject to a five-year vesting period, and which he has agreed not to exercise.

In 2019, the Board agreed to grant a total of 1,001,050 RSUs to other members of management (the "2019 RSUs"). The 2019 RSUs were issued on the same vesting terms as the 2018 RSUs and have an exercise price of DKK 49.7, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before March 12, 2019, the date of publication of the Annual Report 2018, plus a premium of 15%. In December 2019, the CEO was informed that he would receive two additional tranches of 255,200 RSUs in 2021 and 2022, respectively. The first will vest in equal installments over three years beginning January 1, 2022. The second will vest in equal installments over three years beginning January 1, 2023. The strike price for each tranche will be determined as the average of 90 days before publication of the TORM plc Annual Report plus a 15% premium. The first tranche will be based on the average share price over 90 days preceding publication of the Annual Report 2020 and the second tranche on the average share price over 90 days preceding publication of the Annual Report 2021. The exercise period for vested RSUs will be 360 days.
As of December 31, 2019, 2,228,230 RSUs were outstanding. None of the 2016, 2017 and 2019 RSUs have been exercised and 529,402 of the 2018 RSUs have been exercised. Based on the Black-Scholes model, the theoretical market value of the RSU allocations in 2016, 2017, 2018 and 2019, around the time of issuance, was calculated at $5.0 million, $1.0 million, $2.3 million, and $ 1.7 million, respectively. See "Item 6. Directors, Senior Management and Employees—B. Compensation" and "—E. Share Ownership".
B. Memorandum and Articles of Association
The description of TORM plc's Memorandum and Articles of Association is incorporated by reference to our 20-F Registration Statement. The Company's Articles of Association were filed as Exhibit 1.1 to the 20-F Registration Statement and are hereby incorporated by reference into this annual report.
C. Material Contracts
We refer you to "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements" with respect to our credit facilities, and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" with respect to our related party transactions for a discussion of the agreements that we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. Certain of these material agreements that are to be performed in whole or in part at or after the date of this annual report are attached as exhibits to this annual report. Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.
D. Exchange Controls
Under UK law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions, that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.
E. Taxation
U.S. Federal Income Tax Considerations
The following are the material U.S. federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership and disposition of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares relevant to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the U.S. dollar, investors that are or own our common shares through partnerships or other pass-through entities, investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, persons that will hold the common shares as part of a hedging transaction, "straddle" or "conversion transaction," persons who are deemed to sell the common shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is included on an "applicable financial statement," persons subject to the “base erosion and anti-avoidance” tax and persons who are liable for the alternative minimum tax, may be subject to special rules. The following discussion of United States federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as in effect or in existence on the date of this annual report, and all of which are subject to change, possibly with retroactive effect. This discussion does not address any aspect of state, local or any U.S. federal tax considerations other than income taxation, such as estate or gift taxation or unearned income Medicare contribution taxation. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. The discussion below is based, in part, on the description of our business as described in this annual report and assumes that we conduct our business as described in this annual report. Unless otherwise noted, references in the following discussion to the "Company," "we," "our," and "us" are to TORM plc and its subsidiaries on a consolidated basis.

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
Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end in the United States, will be considered for U.S. federal income tax purposes to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We are not permitted by law to engage in transportation that gives rise to 100% U.S. source shipping income.
Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.
We do not believe that we or our subsidiaries will qualify for exemption from tax under Section 883 of the Code, although we and our subsidiaries may qualify in the future if there is a change in our capital structure. See below for a discussion of the requirements for qualification under Section 883.
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

As the IRS has recognized the United Kingdom, our country of incorporation, and each of the countries of incorporation of our subsidiaries, including Denmark, as a qualified foreign country in respect of the shipping income for which exemption is being claimed under Section 883, we and each of our subsidiaries satisfy the country of organization requirement. Therefore, each of our subsidiaries will be exempt from U.S. federal income tax with respect to our U.S. source shipping income if we satisfy either the "50% Ownership Test" or the "Publicly-Traded Test" and certain substantiation and reporting requirements are met, thereby allowing each of our subsidiaries to satisfy the 50% Ownership Test. We do not anticipate satisfying the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below, and if we satisfy the Publicly-Traded Test, each of our subsidiaries can satisfy the 50% Ownership Test since each would be owned by a qualified shareholder for such purposes.
The Treasury Regulations provide, in pertinent part, that a class of stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country (such as Nasdaq Copenhagen) if the exchange is designated under a Limitations on Benefits article in a United States income tax treaty, and if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such class that are traded during that taxable year on established securities markets in any other single country. Currently, our shares are primarily traded on Nasdaq Copenhagen for purposes of the "primarily traded" test, although this may change in future years.
The Treasury Regulations provide further that stock of a foreign corporation will be considered to be "regularly traded" on an established securities market only if: (i) one or more classes of stock of the corporation that, in the aggregate, represents more than 50% of the stock of the corporation, by voting power and value, is listed on such established securities market, (ii) each such class of stock is traded on such established securities market, other than in de minimis quantities, on at least 60 days during the taxable year, and (iii) the aggregate number of shares of such stock traded on such established securities market is at least 10% of the average number of shares of such stock outstanding during such taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied with respect to a class of stock that is traded on an established securities market in the United States if such stock is regularly quoted by dealers making a market in such stock. Although we have a class of stock that is listed on the Nasdaq New York, an established securities market in the United States,  we do not anticipate satisfying the requirement that our stock be "regularly traded" on an established securities market under the quantitative testing rules.

Even if our common stock was considered to be “regularly traded” on an established securities market, the Treasury Regulations provide, in pertinent part, that a class of stock of a foreign corporation will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, within the meaning of the Treasury Regulations, on more than half the days during such taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which persons we refer to as "5% shareholders" and the rule as the "5% override rule".
For purposes of identifying our 5% shareholders, we are permitted to rely on Schedule 13G and Schedule 13D filings with the SEC. Even if our stock was considered “regularly traded” on an established securities market, we believe the 5% override rule would have been triggered and that we would not be able to rely on Section 883 for exemption from United States federal income taxation on our U.S. source shipping income.
Therefore, if we cannot qualify for benefits under an applicable U.S. income tax treaty, we would be subject to United States taxation on our U.S. source shipping income. We intend to take the position that we qualify for benefits of the U.S.-U.K. income tax treaty for purposes of Section 883.  Therefore, we are a qualified shareholder with respect to each of our subsidiaries, and each of our subsidiaries qualifies under the 50% Ownership Test for the exemption from U.S. federal income taxation on U.S. source shipping income.
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
Net Basis and Branch Tax Regimes. To the extent the benefits of Section 883 or an applicable U.S. income tax treaty are unavailable and the U.S. source shipping income of a subsidiary is considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal income tax currently imposed at the corporate rate of 21%. In addition, such subsidiary may be subject to the U.S. branch profits tax, at a rate of 30% or such lower rate as may be provided by an applicable U.S. income tax treaty, on earnings "effectively connected" with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of a relevant subsidiary’s U.S. trade or business.
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
We will be treated as a "qualified foreign corporation" if we qualify for benefits of a comprehensive income tax treaty to which the United States is a party, such as the U.S.-U.K. Income Tax Treaty or the U.S.-Denmark Income Tax Treaty, or if our common shares are readily tradable on an established securities market in the United States. We believe we qualify for the benefits of the U.S.-U.K. Income Tax Treaty or the U.S.-Denmark Income Tax Treaty, both of which are comprehensive income tax treaties, and our common shares are readily tradable on an established securities market in the United States because they are listed on Nasdaq New York. Therefore, we believe that any dividends paid by us to a U.S. Individual Holder on our common shares are eligible for these preferential rates. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.
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

Special rules may apply to any "extraordinary dividend" — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a share of our common stock — paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income", then any loss derived by a non-corporate U.S. holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
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
Individual Shareholders
United Kingdom resident individual Shareholders may be subject to income tax on dividends they receive from the Company. The first £2,000 of dividend income that the United Kingdom resident individuals receive in each tax year is taxed at a rate of 0% (the "Nil Rate Amount").

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
Taxation of Chargeable Gains
Individual Shareholders
A disposal of the Class A common shares may give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom capital gains tax, depending on the circumstances and subject to any available exemption or relief. The rate of capital gains tax in respect of shareholdings is 10% for individuals who are subject to income tax at the basic rate and 20% to the extent that an individual's chargeable gains, when aggregated with his or her income chargeable to income tax, exceed the basic rate band for income tax purposes. An individual shareholder is entitled to realize an exempt amount of gains (£12,000 in the 2019/20 tax year) in each tax year without being liable to tax.
A shareholder who is an individual and who has ceased to be resident in the United Kingdom for taxation purposes (or has become treated as resident outside the United Kingdom for the purposes of a double tax treaty (''Treaty non-resident'')) for a period of five years or less, and who disposes of the Class A common shares during that period may in some circumstances also be liable, on his or her return to the United Kingdom, to United Kingdom capital gains tax on that gain, subject to any available exemptions or reliefs.
Corporate Shareholders
Where a shareholder is within the charge to United Kingdom corporation tax, including cases where it is not resident (for tax purposes) in the United Kingdom, a disposal of the Class A common shares may give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom corporation tax (though only in respect of charges shown by the retail prices index to December 2017), depending on the circumstances and subject to any available exemption or relief. Indexation allowance may reduce the amount of chargeable gain that is subject to corporation tax, but may not create or increase any allowable loss.

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
Following the European Court of Justice decision in HSBC Holdings Plc and Vidacos Nominees Ltd v The Commissioners for Her Majesty's Revenue & Customs (C-569/07) and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v The Commissioners for Her Majesty's Revenue & Customs (TC/2009/16584), HMRC has confirmed that 1.5% SDRT is no longer payable to a clearance service or depositary receipt system, when new shares are issued. However, it is currently unclear whether this will remain the case following 11pm GMT on December 31, 2020 (when the effect of the European Union law in the United Kingdom may cease pursuant to the European Union (Withdrawal Agreement) Act 2020 and the European Union (Withdrawal) Act 2018.
No stamp duty should be payable on the acquisition or transfer of the beneficial ownership of the Class A common shares held by a nominee for a person whose business is or includes the provision of clearance services where that acquisition or transfer is settled within the clearance service and there is no physical instrument of transfer. An agreement for the transfer of such Class A common shares should also not give rise to a SDRT liability, provided that no election has been made under section 97A of the United Kingdom Finance Act 1986 which is applicable to such Class A common shares. We understand that no such election has been made by the Depository Trust Company as with respect to the Class A common shares.
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
F. Dividends and Paying Agents
Not applicable.

G. Statement by Experts
Not applicable.
H. Documents on Display
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available from http://www.sec.gov. In addition, shareholders may visit the Investors section of our website at www.torm.com or request a copy of our filings at no cost by writing or telephoning us at the following address:
TORM plc
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark
Tel: 45 39 17 92 00

I. Subsidiary Information
Not applicable.
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Reference is made to Note 20—"Risks Associated with TORM's Activities" on pages 134-137 of our Annual Report 2019.
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
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15e under the Securities Act of 1934) as of December 31, 2019. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2019 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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
B. Management's Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2019 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2019 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).

C. Attestation Report of the Registered Public Accounting Firm
 This annual report does not include an attestation report of the Company's registered public accounting firm because as an emerging growth company, we are exempt from this requirement.
D. Changes in Internal Control Over Financial Reporting
There were no material changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
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
Reference is made to Note 4 —"Remuneration to Auditors Appointed at the Parent Company's Annual General Meeting" on page 120 of our Annual Report 2019 and to the "Audit Committee Report" on pages 71-75 of our Annual Report 2019.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2019, no issuer or affiliate purchases of our equity securities were made.
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to an exception under Nasdaq New York listing standards available to foreign private issuers, we are not required to comply with many of the corporate governance practices followed by U.S. companies under the Nasdaq New York listing standards. Accordingly, we are exempt from many of Nasdaq New York's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq New York corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. In connection with the listing of our Class A common shares on Nasdaq New York, we have certified to Nasdaq New York that our corporate governance practices are in compliance with, and are not prohibited by, English Law. Set forth below is a list of the significant differences between our current or potential corporate governance practices and Nasdaq New York standards applicable to listed U.S. companies.
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
Remuneration Committee. Nasdaq New York requires that a listed U.S. company have a remuneration committee consisting only of independent directors. Under English law and our Articles of Association, our Remuneration Committee is not required to consist entirely of independent directors. The UK Corporate Governance Code requires this committee to be comprised of independent directors and that the chairman of the Board of Directors not chair the Remuneration Committee, but we may choose to deviate from these requirements in the future as long as we explain why in our annual report. Currently, our Chairman of the Board, Christopher H. Boehringer, is also chair of our Remuneration Committee. For more information, see "Corporate Governance – Statement of Compliance with the UK Corporate Governance Code" on page 68 of our Annual Report 2019.

Audit Committee. Nasdaq New York requires, among other things, that a listed U.S. company have an audit committee comprised of three entirely independent directors. The UK Corporate Governance Code requires an audit committee to be comprised of three, or in the case of smaller companies, two, independent directors, but we may choose to deviate from this requirement in the future as long as we explain why in our annual report. Currently, our Audit Committee is comprised of our three independent directors.
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
Shareholder Approval of Securities Issuances. Nasdaq New York requires that a listed U.S. company obtain the approval of its shareholders prior to issuances of securities under certain circumstances. In lieu of this requirement, we have elected to follow applicable practices of England and Wales for authorizing issuances of securities, which generally require (i) shareholder approval (a) by ordinary resolution to grant the directors authority to allot shares and (b) by special resolution to grant the directors authority to allot shares free of pre-emption rights (which approvals have already been granted by shareholders pursuant to the Company's shareholders resolutions dated 15 March 2016); (ii) board approval and, in addition, (iii) particular board approval in certain circumstances specific to the Company including pursuant to articles 8 and 131 of the Company's articles of association, but these practices do not follow additional corporate governance guidelines that would apply to companies listed on the Main Board of the London Stock Exchange.
Shareholder Approval of Equity Compensation Plans. Nasdaq New York requires that shareholders be given the opportunity to vote on all equity-compensation plans and material amendments thereto, with limited exceptions for inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and specific types of plans. In lieu of this requirement, we have elected to follow the applicable practices of England and Wales for authorizing such plans, which do not generally require shareholder approval (except (i) in certain circumstances not applicable to the Company or (ii) where the issue of shares, or right to subscribe for or agreement to issue shares, requires further shareholder approval pursuant to applicable law beyond the shareholder approvals currently existing pursuant to the Company's shareholder resolutions dated March 15, 2016).  Certain plans also require certain special director approval requirements to be met pursuant to articles 131.3 and 131.4.4 of the Company's articles of association.
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

Disclosure of Third Party Director and Nominee Compensation. Nasdaq New York requires U.S. companies to disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company (a “Third Party”), relating to compensation or other payment in connection with such person’s candidacy or service as a director of the Company, except for such agreements and arrangements that (i) relate only to reimbursement of expenses in connection with candidacy as a director; (ii) existed prior to the nominee’s candidacy and the nominee’s relationship with the Third Party has been publicly disclosed in certain filings under the Exchange Act; or (iii) have been disclosed in certain other filings applicable to domestic issuers. Under the UK Companies Act, directors have a statutory duty not to accept benefits from third parties conferred by reason of (a) his or her being a director or (b) his or her doing (or not doing) anything as a director. However, as this is a general statutory duty of the directors, the Company may give authority for the receipt of benefits from third parties which would otherwise be a breach of duty. Such benefits would have to be consistent with the approved directors’ remuneration policy or, if not, would need to be specifically approved by the shareholders at a general meeting. Directors additionally have a statutory duty to avoid conflicts of interest under the UK Companies Act and should declare any interests in agreements or arrangements which could give rise to such conflict so that non-conflicted directors can make judgment as to whether a conflict has arisen and/or authorize such conflict.
Director Nominations. Nasdaq New York requires that director nominees to U.S. companies’ boards of directors be selected or recommended either by the vote of the board’s independent directors or by a nomination committee comprised solely of independent directors. In accordance with UK law and our Articles of Association, our Nomination Committee, which is required to be composed of a majority of independent non-executive directors, identifies individuals qualified to become members of the Board of Directors and recommends nominees for election as members of the Board of Directors at the Company’s Annual General Meeting of Shareholders or to fill vacancies, as needed.
Proxy Solicitation. Nasdaq New York requires U.S. companies to solicit proxies from and provide proxy statements to shareholders for all shareholder meetings and to provide copies of proxy solicitation materials to Nasdaq New York. As a foreign private issuer, we are not required to follow Nasdaq New York’s proxy solicitation rules, and consistent with UK law and our Articles of Association, we will notify our shareholders of meetings between 14 and 28 days prior to the meeting date. The notification will contain, among other things, information regarding business to be transacted at the meeting.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17.	FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18.	FINANCIAL STATEMENTS
The financial statements required by this item accompany this annual report in the form of our Annual Report 2019 (see Item 19).
ITEM 19.	EXHIBITS
Annual Report
The following pages from our Annual Report 2019, furnished to the SEC on Form 6-K, dated March 11, 2020, are incorporated by reference into this annual report on Form 20-F. The content of quotations, websites and other sources referenced on these pages of the Annual Report 2019 are not incorporated by reference into this Form 20-F.

Section	Page(s) in the Annual Report 2019

Key Figures	9

The Year in Review	11-13

Outlook 2020	14-16

Strategic Ambition and Business Model	19-21

TORM Fleet Overview	157-159

Value Chain in Oil Transportation	22

The Product Tanker Market	23-27

Financial Review 2019—Liquidity and Cash Flow; Assessment of Impairment of Assets; Primary Factors Affecting Results of Operations	41, 45

Corporate Governance—Board Committees	67

Board of Director Committee Reports	71-90

Investor Information—Changes to the Share Capital; Distribution Policy	91, 92

Directors' Report—Share Capital	94-96

Glossary	160-165

Alternative Performance Measures	162-165

Index to Audited Consolidated Financial Statements
Section	Page(s) in the Annual Report 2019

Consolidated Income Statement for the years ended December 31, 2019, 2018 and 2017	101

Consolidated Statements of Comprehensive Income for the years ended December 31, 2019, 2018 and 2017	101

Consolidated Balance Sheet as of December 31, 2019 and 2018	102

Consolidated Statements of Changes in Equity as of December 31, 2019, 2018 and 2017	103-104

Consolidated Cash Flow Statement for the years ended December 31, 2019, 2018 and 2017	105

Notes to the Consolidated Financial Statements	106-142

List of Exhibits

1.1	Memorandum and Articles of Association(1)

2.1	Form of Class A Common Share Certificate(1)

2.2	B Share Minority Trust Deed, dated May 30, 2016(1)

2.3	Equity Warrant Instrument, dated March 15, 2016(1)

2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	TORM plc 2017 Management Long-Term Incentive Plan(1)

4.2	TORM plc 2018 Management Long-Term Incentive Plan(3)

4.3	TORM plc 2019 Management Long-Term Incentive Plan

8.1	List of Subsidiaries

11.1	TORM's Business Principles(2)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

(1) Filed as an exhibit to the Company's Registration Statement on Form 20-F (Registration No. 001-38294) on November 24, 2017, as amended, and incorporated by reference herein.

(2) Filed as an exhibit to the Company's Annual Report filed on Form 20-F on March 8, 2018, and incorporated by reference herein.

(3) Filed as an exhibit to the Company's Annual Report filed on Form 20-F on March 12, 2019, and incorporated by reference herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of TORM plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of TORM plc and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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

/s/ Kim Takata Mücke
State Authorised
Public Accountant

Copenhagen, Denmark

March 11, 2020

We have served as the Company's auditor since 1994.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
TORM PLC
By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer

Date: March 11, 2020