Form 20-F
period 2020-12-31
TORM plc
filed 2021-03-01
CIK 1655891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2020 there were 74,855,929 of the Registrant's Class A common shares outstanding.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.S 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐
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
Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information—D. Risk Factors." Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:
•	our future operating or financial results;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	flluctuations in interest rates and foreign exchange rates;
•
the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus ("COVID-19"), and its impact on the demand for seaborne transportation of petroleum products;

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
EXPLANATORY NOTE AND PRESENTATION OF OUR FINANCIAL AND OPERATING DATA
Throughout this annual report on Form 20-F, we incorporate information responsive to the items hereof by reference to our annual report for the year ended December 31, 2020, or the Annual Report 2020, including our audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018. Therefore, the information contained in this annual report should be read in conjunction with the Annual Report 2020, which was furnished to the U.S. Securities and Exchange Commission, or the SEC, on Form 6-K on March 1, 2021. The content of quotations, websites and other sources contained in the sections of the Annual Report 2020 referenced herein are not incorporated by reference into this Form 20-F.
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
Accordingly, this document includes the audited consolidated financial statements of TORM plc as of and for the years ended December 31, 2020, 2019 and 2018, which have been prepared in accordance with IFRS.
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

PART I.
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
A.	Selected Financial Data
The following table presents, in each case for the periods and as of the dates indicated, the selected historical financial and operating data of TORM plc. The selected data is derived from our audited financial statements, which have been prepared in accordance with IFRS as issued by the IASB and should be read in conjunction with our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 and related notes, which are incorporated herein by reference to our Annual Report 2020 together with "Item 5. Operating and Financial Review and Prospects." Our audited consolidated financial statements as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016 and the related notes are not included herein. In addition, see "Explanatory Note and Presentation of Our Financial and Operating Data" for further details on the presentation of the financial statements, the history of the Company and its formation.
	Year Ended December 31,
(USD million, except share data)	2020	2019	2018	2017	2016
Consolidated income statement data:
Revenue	747.4	692.6	635.4	657.0	680.1
Port expenses, bunkers and commissions	(227.9)	(267.7)	(283.0)	(259.9)	(221.9)
Charter hire	0.0	0.0	(2.5)	(8.5)	(21.5)
Operating expenses	(178.4)	(173.0)	(180.4)	(188.4)	(195.2)
Profit from sale of vessels	1.1	1.2	0.7	2.8	0.0
Administrative expenses	(50.8)	(47.7)	(47.8)	(45.0)	(41.4)
Other operating expenses	(19.2)	(2.9)	(2.0)	(0.4)	(0.3)
Share of profit/(loss) from joint ventures	(0.3)	(0.4)	0.2	0.0	0.2
Impairment losses and reversal of impairment on tangible assets	(11.1)	114.0	(3.3)	(3.6)	(185.0)
Depreciation	(121.9)	(110.1)	(114.5)	(114.5)	(122.2)
Operating profit/(loss)	138.9	206.0	2.8	39.5	(107.2)
Financial income	0.5	2.8	3.3	4.3	2.8
Financial expenses	(49.9)	(41.9)	(39.3)	(40.6)	(37.3)
Profit/(loss) before tax	89.5	166.8	(33.2)	3.2	(141.7)
Tax expenses	(1.4)	(0.8)	(1.6)	(0.8)	(0.8)
Net profit/(loss) for the year	88.1	166.0	(34.8)	2.4	(142.5)

Other financial data:
Basic earnings/(loss) per share, EPS (USD)	1.19	2.24	(0.5)	0.0	(2.3)
Diluted earnings/(loss) per share, EPS (USD)	1.19	2.24	(0.5)	0.0	(2.3)
Dividends per share (USD)	0.85	0.10	0.00	0.02	0.40

(USD million)
Consolidated balance sheet data:	2020	2019	2018	2017	2016
Total assets	1,998.6	2,003.9	1,714.4	1,646.6	1,571.3
Total non-current assets	1,755.0	1,788.0	1,445.1	1,385.1	1,390.0
Total liabilities	981.2	996.2	867.2	855.5	790.7
Total non-current liabilities	784.5	801.3	700.1	699.4	638.9
Equity/net assets	1,017.5	1,007.7	847.2	791.0	780.6
Share capital	0.7	0.7	0.7	0.6	0.6
Cash and cash equivalents, including restricted cash	135.6	72.5	127.4	134.2	76.0
Number of shares (excluding treasury shares), end of period (million)	74.4	74.4	73.9	62.0	62.0
Number of shares (excluding treasury shares), weighted average (million)	74.3	74.0	73.1	62.0	62.9

Consolidated cash flow data	2020	2019	2018	2017	2016
(USD million)
From operating activities	235.8	171.1	70.7	109.8	171.1
Used in investing activities	(119.8)	(322.8)	(175.6)	(113.7)	(119.4)
Thereof investment in tangible fixed assets	(173.1)	(384.3)	(202.4)	(145.1)	(119.4)
(Used in)/from financing activities	(83.3)	84.5	96.0	62.7	(145.6)
Total net cash flow	32.7	(67.2)	(8.9)	58.8	(93.9)

B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factor
Summary of Risk Factors
The below bullets summarize the principal risk factors related to an investment in our Company.

•
Substantially all of our revenues are generated from operating our product tanker fleet, and the demand for product tankers is affected by a number of external factors. The sector is cyclical and volatile, which may lead to reductions in TORMs charter rates when we re-charter vessels.

•
Since we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargo in ports in the Asia Pacific region, an economic slowdown or changes in the economic and political environment in the Asia Pacific region, particularly China, could have a material adverse effect on our business, financial condition and results of operations.

•
Events such as piracy, immigrant salvage operations, government requisition during a period of war or emergency, marine disasters, bad weather and other acts of God could cause interruptions and adversely affect our business.

•	Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.
•	Our financial results may be adversely affected by the ongoing outbreak of COVID-19 and related governmental responses thereto.

•
Since our vessels operate worldwide and are registered, flagged, and call in ports in multiple countries where the applicable flag and/or port state rules, regulations and laws can differ, we are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our results of operations, cash flows and financial position. This complex web of rules, regulations, conventions, treaties and laws can be dynamic and influence the cost of owning and operating our vessels.

•	Environmental regulations such as ballast water regulations and scrubbers may require us to incur significant costs.
•	If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows and financial position.
•
If our vessels call on ports located in countries or territories that are subject to restrictions, sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governments, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our Class A common shares.

•
We are dependent on spot charters and subject to certain risks with respect to entering into new time charter-in contracts due to our dependence on spot charters, which could adversely affect our business.

•
We are subject to certain risks with respect to our counterparties on contracts, including our newbuilding construction contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

•
We have received two cargo claims, related to one customer having issued indemnities to TORM for safe discharge of cargoes, but subsequently not honoring those indemnity obligations. The inability to recover damages for these claims could adversely affect our business.

•
An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our results of operations and financial condition.

•	A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
•	We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.
•
As our product tanker fleet ages, we are exposed to increased operating costs and decreased competitiveness, which could adversely affect our earnings, and the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

•	A shift in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
•
Our failure to pass vessel inspections by classification societies and other private and governmental entities and operate our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

•	Obligations associated with being a U.S.-listed public company require significant resources and management attention, and we incur increased costs as a result of being a U.S.-listed public company.
•	U.S. tax authorities could treat us as a ''passive foreign investment company'', which could have adverse U.S. federal income tax consequences to U.S. shareholders.
•	Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the product tanker industry.
•
Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

•	We have a significant amount of financial debt, and servicing our current or future indebtedness limits funds available for other purposes.
•
Our financial and operational flexibility is restricted by the covenants contained in our debt facilities, and we may be unable to comply with the restrictions and financial covenants imposed in such facilities.

•	Change of control and mandatory repayment provisions contained in certain of our debt facilities may lead to a foreclosure of our fleet.
•
We are exposed to volatility in the USD London Interbank Offered Rate, or LIBOR, and the proposed disappearance of LIBOR beyond 2021, which could, while limited, affect our profitability, earnings and cash flow.

•	The majority of our Class A shares are held by a limited number of shareholders, which may create conflicts of interest.
•
We are an "emerging growth company", and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will make our Class A common shares less attractive to investors.

•	The United Kingdom has formally withdrawn from the European Union, and the implications for the laws and regulations in the United Kingdom are uncertain.
•
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
We are a pure-play product tanker company, meaning that substantially all of our revenues are generated from operating our product tanker fleet. The product tanker market is cyclical in nature, which leads to volatility in freight rates, vessel values and industry profitability. The freight rates among different types of product tankers are highly volatile. For example, product tanker freight rates declined from the historical highs reached in mid-2008 (TORM MR Time Charter Equivalent, or TCE, rates up to $26,458/day) to a cyclical low period between 2009 and 2014 (TORM annual average MR TCE rates of approximately $14,200/day for the period). During 2019 we realized TCE rates of $16,526/day and this increased by 20% during 2020 to TCE rates of $19,800/day. The factors affecting the supply and demand for product tankers are beyond our control, and the nature, timing and degree of changes in industry conditions are unpredictable and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
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
In addition to the prevailing and anticipated freight rates, factors that greatly affect our financial profitability will include newbuilding, recycling and laying-up prices, second-hand vessel values in relation to recycling prices, cost of bunkers, cost of crew, vessel availability, other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs and the efficiency and age profile of the existing product tanker fleet in the market. We have adopted a new green recycling policy in 2020.

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
The supply of product tankers is affected by a number of factors such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources and the current and expected purchase orders for newbuildings. If the capacity of new product tankers delivered exceeds the capacity of product tankers being recycled and converted to non-trading tankers, overall industry capacity in the product tanker will increase. If the supply of product tanker capacity increases, and if the demand for product tanker capacity decreases or does not increase correspondingly, charter rates could materially decline, which may also negatively affect freight rates and the value of our vessels. During 2020, the value of our product tanker fleet, based on independent broker quotes, decreased by approximately 12% (excluding vessels that we sold and/or acquired during 2020).  A reduction in charter rates and the value of our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
Acts of piracy have historically affected ocean-going vessels. At present, most piracy and armed robbery incidents are recurrent in the Gulf of Aden region off the coast of Somalia, South China Sea, Sulu Sea, Celebes Sea and in particular, the Gulf of Guinea region, which has experienced increased incidents of piracy in recent years. Sporadic incidents of robbery are also reported in many parts of Asia. The political turmoil in the Middle East region may also lead to collateral damages in waters off Yemen as well as in the Gulf of Oman or Arabian Gulf. The current diplomatic crisis between Gulf Co-operation Council (GCC) countries may lead to an uncertain security situation in the Middle East region.
The security arrangements made for ship staff and vessels to counteract the ever-evolving security threat and to comply with Best Management Practices to Deter Piracy and Enhance Maritime Security in the Red Sea, Gulf of Aden, the Gulf of Guinea region, Indian Ocean and Arabian Sea add to the cost of operations of our ships.
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
We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargo in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The annual year-over-year growth rate of China's GDP was expected to be around 2% for the year ended December 31, 2020, down from approximately 6.1% for the year ended December 31, 2019, as the Chinese economy was negatively affected by the global COVID-19 pandemic as well as ongoing tensions with the United States over a range of issues. Although China's GDP growth is expected to accelerate in 2021 as the global economy is set to recover from the heath crisis, there is a continuous threat of a Chinese financial crisis resulting from excessive personal and corporate indebtedness and "trade wars." Although the United States and China signed a trade agreement in early 2020, the US policy on China may not change dramatically under President Joe Biden and there is no assurance that the Chinese economy will not experience a significant contraction in the future.
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
In addition, public health threats from continuous spread of COVID-19, as well as influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of outstanding or future newbuilding and scrubber installation projects, as well as the operations of our customers.
Outside of Asia, the product tanker industry may be negatively affected if a potential economic slowdown in Latin America or Africa were to cause a decrease in imports of refined products from the United States or Europe. This, in turn, could have a negative impact on our earnings, cash flows and financial position.

Our financial results and operations may be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto.

Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets (including oil).

While the reduction of economic activity significantly reduced global demand for oil and refined petroleum products, the extreme volatility in the oil markets and the steep contango that developed in the prices of oil and refined petroleum products in March 2020 resulted in significant increases in spot TCE rates during the second quarter of 2020 in light of new arbitrage and floating storage opportunities. These market dynamics led to a buildup of global oil and refined petroleum product inventories during that time period. In June 2020, the underlying oil markets stabilized and these excess inventories, along with customary seasonal weakness, led to a reduction in spot TCE rates through the third quarter of 2020.

Additionally, many countries that had lifted restrictions imposed in early 2020 restricting travel, imposing quarantine guidelines and implementing other emergency public health measures began to renew these restrictions in response to surges in COVID-19 infection rates in late 2020.

We expect that COVID-19 will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition for 2021 and beyond.

If economic conditions throughout the world deteriorate or become more volatile, it could have a negative impact on TORM's earnings.
The world economy faces a number of challenges, including the effects of weakened economies after the COVID-19 pandemic, volatile oil prices, trade protectionism and political turmoil in several geographic areas. If one or more of the major national or regional economies should weaken, there is a substantial risk that such a downturn will impact the world economy. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas.
While recent developments in Europe, such as the exit of the United Kingdom from the European Union and the subsequent transition period, and China, as described above, have been without significant immediate impact on product tanker freight rates thus far, an extended period of deterioration in the world economy as well as an accelerated decarbonization trend could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.
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
In October 2016, the IMO set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel oil requirement, which cut sulfur levels from 3.5% to 0.5%. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are currently available around the world but at a higher cost (which may continue to rise) due to, among other things, increased market demand; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas (LNG), which may not be a viable option due to the lack of supply network and high costs involved in this process. To comply with the new regulations, as of December 31, 2020, we have installed scrubbers on 46 of the vessels in our fleet, and plan to install scrubbers on additional two vessels and get two newbuildings with scrubbers in 2021. We currently use, and intend to continue to use, compliant fuels with 0.5% sulfur content for vessels that have not been retrofitted with scrubbers, which account for approximately half of our fleet. The CAPEX related to the confirmed scrubber orders is on average estimated below $2 million per scrubber including installation costs. We have been able to obtain financing for a significant portion of this investment. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See "Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations—The International Maritime Organization".
Several countries have announced a ban on using open-loop scrubbers in their ports and inland waters
To comply with IMO 2020 0.5% global sulfur cap, shipowners have different options: switching to low-sulfur fuels, burning distillates, using LNG or installing an exhaust gas cleaning system, commonly known as a scrubber, on board their vessels. Scrubbers are currently an accepted measure in complying with IMO 2020. Scrubbers can be designed either as "closed-loop" or "open-loop". Open-loop scrubbers discharge the "cleaned" washwater into the ocean. We have opted to install hybrid-prepared open-loop scrubbers on board our vessels, which in the future can be refitted at further costs into a hybrid scrubber that can operate in both open and closed loops. It has been widely discussed whether scrubbers in general, and in particular open-loop scrubbers, represent an environmentally sound option. A few ports and regions, including Singapore, China and certain states within the U.S., have already stated that they will not allow the discharge of washwater from scrubbers. Prior to investing in scrubbers, we evaluated scrubber economics, and the effects of local regulations have already been considered to only have a limited negative impact on the investment at this time. Further material restrictions on the use of open-loop scrubbers would likely result in vessels having to use low-sulfur fuel for longer periods, which in general comes at a higher cost compared to using scrubbers.
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

Accordingly, the carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In 2020, the value of our product tanker fleet decreased by approximately 12% (when excluding vessels sold and/or acquired during 2020). As a result of further declines in charter rates or vessel values, we may in the future need to record impairment losses and loss from sale of vessels, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Please see the consolidated financial statements as of and for the year ended December 31, 2020 and the accompanying notes included herewith for details on the impact of changes in charter rates and other key assumptions.
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
Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures, which have been somewhat mitigated by the trade deal (first phase trade agreement) between the United States and China in early 2020, which, among other things, requires China to purchase over $50 billion of energy products including crude oil, and future phases may result in decreased tariffs. Following the 2020 presidential election in the United States uncertainty about the future relationship between the United States, China and other exporting countries still persists, including with respect to trade policies, treaties, government regulations and tariffs. In March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. However, it is not yet clear how the new United States administration under President Biden may deviate from the former administration's protectionist foreign trade policies. In recent years there have been continuing trade tensions, including significant tariff increases, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.
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
Although we do not expect that our vessels will call on ports located in countries or territories subject to country-wide or territory-wide sanctions and or embargoes imposed by the United States, European Union, United Nations, or other governments and authorities, it is possible that, without our consent, our vessels may call on ports located in such countries or territories in the future. The applicable sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time.
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
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations as of December 31, 2020, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Class A common shares may adversely affect the price at which our Class A common shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third-parties that are unrelated to those countries, territories, or entities controlled by their governments. Investor perception of the value of our Class A common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
We employ the majority of our vessels on spot voyage charters or short-term time charters and generate a significant portion of our revenue from the spot market. The spot charter market may fluctuate significantly based upon product tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. For example, over the past five years, MR spot market rates expressed as a time charter equivalent have ranged from a low of approximately $6,500 to a high of approximately $165,000/day. During 2020, our product tanker fleet realized average spot TCE earnings of $19,800/day. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
We regularly enter into bunker, Interest rate and foreign exchange hedging contracts, employ vessels on Contracts of Affreightment, or COAs, time charters and voyage charters, and enter into newbuilding contracts with shipyards. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, sensitivity to COVID-19, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts, and it may be difficult for us to secure substitute employment for such vessel. Furthermore, any new charter arrangements we secure in the spot market or on time charters may be at lower rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position. To reduce our counterparty risk, we perform a credit check on the prospective customers, however, we cannot guarantee that this process reveals the embedded default risk.

We have received cargo claims as a result of a customer's inability to honor its indemnification obligations. The inability to recover damages for these claims could adversely affect our business.
TORM has received two cargo claims, both relating to one of TORM's customers having issued indemnities to allow TORM for discharge of cargoes, without the customer being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of bills of lading. Legal action has been initiated by the Group in the UK and in India against the customer and a number of individual owners and management representatives. The proceedings are ongoing. TORM's mitigation activities include, but are not limited to, credit assessment of all customers and contract clauses requiring documentation of the receiver stated in the bills of lading. TORM has adopted a policy that in some cases will require the customer to document that a discharge to a party - other than the receiver/consignee stated in the bill of lading – is, in agreement with such receiver/consignee.

We are subject to certain risks with respect to our counterparties on our newbuilding construction contracts, and the failure of our counterparties to meet their obligations under our newbuilding contracts could cause us to suffer losses or otherwise adversely affect our business.
Timely delivery of the two LR2 newbuildings in our orderbook, and any other newbuildings we may acquire in the future, are subject to our counterparties meeting their obligations. We are therefore exposed to the risk of failure, cost overruns, delayed delivery, technical problems, quality or engineering problems and other counterparty risks. A number of shipping construction companies have reportedly been experiencing financial challenges. Any such financial challenges may affect operations and the timely delivery of newbuildings. Furthermore, a cancellation due to financial difficulties or bankruptcy of the yard could imply that pre-delivery installments are not recovered or are recovered only after long arbitrations that can last occasionally several years.
Measures have been taken to supervise the quality of the work completed at the yard where our newbuildings are being constructed. We have obtained refund guarantees for the pre-delivery installments on each GSI LR2 Vessel from the Export-Import Bank of China as security for pre-delivery installment payments paid to Guangzhou Shipyard International Company Limited, or GSI. The refund guarantees are limited to an amount of approximately $9.546 million plus interest for each of the GSI LR2 newbuildings, which corresponds to the maximum outstanding exposure we would have at any given time. We expect the two LR2 newbuildings to be delivered in the fourth quarter of 2021 and the first quarter of 2022 respectively.
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
Our vessel operating expenses include the costs of crew, provisions, deck and engine stores, insurance, security measures and maintenance and repairs. Those expenses depend on a variety of factors, many of which are beyond our control and subject to development in the market of the respective input. Voyage expenses include bunkers (fuel), port and canal charges. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. Some of these costs, primarily relating to insurance, crewing and enhanced security measures, have been increasing on a relative basis and may increase further in the future. During the COVID-19 pandemic crew change has been difficult, which has led to an increase in crew cost, An increasing cost base may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
We currently derive substantially all of our revenues from a limited number of customers. As per December 31 2020, twenty customers accounted for approximately 72% of our revenue. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.
As of December 31, 2020, our available liquidity including undrawn and committed facilities was approximately $268 million, which consisted of approximately $136 million in cash and cash equivalents including restricted cash and approximately $132 million in undrawn and committed credit facilities. Cash and cash equivalents include USD 46m in restricted cash, primarily related to collateral for financial instruments. As of December 31, 2020, outstanding capital expenditures relating to our order book excluding scrubber commitments amounted to $101 million.
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
Our owned vessels had an average age of 10.3 years as of December 31, 2020. The recent introduction of eco-designs for vessels emphasizes that there is a continuous need for us to focus on cost optimizing measures to remain competitive, which may require us to more rapidly upgrade our product tanker fleet in the future. We may not be able to fund or secure additional financing to complete the acquisition of new or second-hand vessels required to renew and upgrade our product tanker fleet, which may lead to deterioration of our product tanker fleet's performance.
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
While we have tried to strike a balanced portfolio based on return on invested capital of vessel types and age, the increasing average age of our product tanker fleet, the potential for more fuel-efficient vessels to enter the market, uncertainties regarding our maintenance costs going forward and our willingness or ability to renew our product tanker fleet could have a material adverse effect on our competitive position, future performance, results of operations, cash flows and financial position. We have several mitigating activities in place such as early maintenance schedules, Condition Assessment Program (CAP1) etc.
Our failure to pass vessel inspections by classification societies and other private and governmental entities and operate our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Our vessels are subject to inspections from government and private entities, and we are required to obtain permits, licenses and certificates for the operation of our vessels as well as vetting or other types of commercial and operational approvals. In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by the vessel's country of registry. Classification societies are non-governmental, self-regulating organizations and certify that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel. A vessel must undergo various mandatory surveys. A vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company's vessels are on survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is subject to statutory annual, intermediate and special surveys in a five-year cycle, this will include two surveys of the vessels underwater areas. During COVID-19 pandemic TORMs vessels have continued audits and has not utilized possible dispensations. If any vessel fails any survey, the vessel may be unable to trade between ports and therefore be unemployable, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting as well as disclosure controls and procedures. Section 404(a) of the Sarbanes-Oxley Act requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Compliance with Section 404(a) requires substantial accounting expenses and significant management efforts. The costs of compliance with the foregoing requirement may have a material adverse effect on our future performance, results of operations, cash flows and financial condition. As an "emerging growth company", we are not required to comply with Section 404(b) of the Sarbanes-Oxley Act, which requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting. We will be required to comply with Section 404(b) of the Sarbanes-Oxley Act when we cease to be an emerging growth company.
The possibility that we may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.
 Our future development and prospects depend to a large degree on the experience, performance and continued service of our senior management team. Retention of these services or the identification of suitable replacements in case of future vacancies cannot be guaranteed. There can be no guarantee that the services of the current Directors and senior management team will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact our ability to commercial and financial performance. The loss of the services of any of the Directors or other members of the senior management team may have a material adverse effect on our commercial and financial performance as well. If we are unable to hire, train and retain such personnel in a timely manner, our operations could be delayed and our ability to grow our business will be impaired and the delay and inability may have a detrimental effect upon our performance
Failure to obtain or retain highly skilled personnel could adversely affect our operations.
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

If we or our subsidiaries are not entitled to the exemption under Section 883 of the Code or under the terms of a U.S. income tax treaty for any taxable year, we and our subsidiaries would be subject to a 4% U.S. federal income tax on gross U.S. source shipping income for such taxable year. The imposition of this taxation could have a negative effect on our business and result in decreased earnings available for distribution to our shareholders. For example, if the benefits of Section 883 and the applicable U.S. income tax treaties were unavailable for our taxable year ended December 31, 2020, we estimate that our U.S. federal income tax liability for such taxable year would have increased by approximately $ 4.1 million, although our U.S. federal income tax liability for future taxable years would vary depending upon the amount of U.S. source shipping income that we earn in each such year. See "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation of the Company" for a more comprehensive discussion.
Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
We are currently subject to a tonnage tax scheme in Denmark. If our participation in the tonnage tax scheme is abandoned, or if our level of investments and activities is significantly reduced (e.g. from significant or fully disposal of the Danish owned fleet), we may have to pay, in part or in full, a non-current tax liability related to held over gains, which as of December 31, 2020 is $ 44.9 million.
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
Risks Relating to Our Indebtedness
We have a significant amount of financial debt and servicing our current or future indebtedness limits funds available for other purposes.
As of December 31, 2020, we had interest-bearing debt, which includes mortgage debt and bank loans, finance lease liabilities and net of amortized bank fees of $853 million and net interest-bearing debt, which includes interest-bearing debt net of cash and cash equivalents, including restricted cash of $713 million.
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
As of December 31, 2020, we were in compliance with the financial covenants contained in our debt facilities.
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
LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. As of December 31, 2020, we had hedged the interest rate on approximately 68% of our outstanding interest-bearing debt at an interest rate of 2.1% plus margin. Our current hedge ratio is within the limits set forth in our hedging policy, which is reviewed and approved annually by our Board of Directors. While we hedge parts of our exposure to floating rate interest rates via interest rate swaps, our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our debt facilities and any other financing arrangements we may enter into in the future. No assurance can be given that the use of these derivative instruments, or any others that we may use in the future, will effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

We are exposed to the proposed discontinuance of USD London Interbank Offered Rate, or LIBOR beyond 2021, which could affect our interest expenses.
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
The phasing out or discontinuation of LIBOR poses the risk that our loans and swaps would be forced to be anchored to a new benchmark rate, and that shift could have a substantial effect such as a sudden jump to higher interest rates on our loans. In the event of the continued or permanent unavailability of LIBOR, many of our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate. These clauses present significant uncertainties as to how alternative rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders' cost-of-funds rate.
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
As a result of the 2015 Restructuring, a large portion of our Class A common shares are beneficially held by a limited number of shareholders, including Njord Luxco, a company affiliated with Oaktree and its affiliates. Njord Luxco is our controlling shareholder. As of the date of this annual report and based on public fillings, Oaktree owns approximately 53,252,767 Class A common shares, or approximately 71.1% of our issued and outstanding Class A common shares. One or a limited number of shareholders may have the ability, either acting alone or together as a group, to influence or determine the outcome of specific matters submitted to our shareholders for approval, including the election and removal of directors and amendments to the Articles of Association such as changes to our issued share capital or any merger or acquisition. Our Articles of Association contain certain restrictions on us undertaking certain actions unless the approval by certain of our Directors and/or a particular majority of our shareholders is obtained. Such restrictions may hamper or impede our ability to take certain corporate actions in a timely manner or at all. Any changes to the composition of the Board of Directors may lead to material changes to our business going forward.

In its capacity as our controlling shareholder, Njord Luxco may also have interests that differ from those of other shareholders. In addition, Njord Luxco holds the Class C share, which has 350,000,000 votes at the general meetings on specified matters, including the election of members to the Board of Directors (including the Chairman but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. When the votes carried by the Class C share are combined with the votes carried by the Class A common shares, each held by Njord Luxco, such votes would represent approximately 95% of the votes that may be cast on resolutions on which the Class C share may vote.
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
We are an "emerging growth company", as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for up to five years. We are now three years into the five-year period as an emerging growth company. Investors may find our Class A common shares and the price of our Class A common shares less attractive because we rely, or may rely, on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

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
Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our Articles of Association, applicable law and in accordance with loan agreements. We can only distribute dividends to shareholders out of funds legally available for such payments. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will be able to or decide to pay dividends to shareholders in the future. Pursuant to our distribution policy, we intend to distribute 25-50% of our net income on a semi-annual basis. In 2020 we declared and paid dividends of approximately $70.6 million in aggregate, equivalent to $0.95 per share for the period from second half of 2019 and first half of 2020.
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
We may issue additional securities of equal or senior rank to existing securities, without shareholder approval, in a number of circumstances. At the Company's 2020 Annual General Meeting of Shareholders, our Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expire on April 15, 2025.
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

In accordance with our remuneration policy, our Board of Directors has, as part of the long-term incentive program, granted certain members of our management and employees Restricted Share Units, or RSUs, in the form of restricted stock options. The RSUs aim at incentivizing the employees to seek to improve the performance of the Company and thereby our share price for the mutual benefit of themselves and our shareholders. There were an aggregate of 2,187,454 RSUs outstanding as of the date of this annual report. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. The RSUs will vest over a three to five-year period from the grant date with an exercise price for each Class A common share of DKK 47.4, 43.4 or 64.3, depending on the year that the RSUs were granted. The exercise price on the RSUs may be adjusted by the Board of Directors to reflect dividend payments made to shareholders. Assuming the exercise of all of our outstanding warrants and full vesting and exercise of our outstanding RSUs, this would result in the issuance of 2,187,454 additional Class A common shares representing approximately 3% of our issued and outstanding Class A common shares. Please see "Item 10. Additional Information—A. Share Capital—Restricted Share Units".
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
As of the date of this annual report, our issued (and fully paid up) share capital is $ 748,630, which is represented by 74,863,018 Class A common shares (which includes 493,371 treasury shares), one Class B share and one Class C share. Issuances and sales of a substantial number of Class A common shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our Class A common shares. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Our shareholders may incur dilution from any future equity offering.

Risks Related to Being an English Company Listing Class A Common Shares
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware.
We are incorporated under the laws of England and Wales. The rights of holders of our Class A common shares are governed by English law, including the provisions of the U.K. Companies Act 2006, or the U.K. Companies Act, and by our Articles of Association. These rights may differ in certain respects from the rights of shareholders in typical U.S. corporations organized in Delaware. The principal differences are set forth in "Description of Class A Common Shares" contained in Exhibit 2.4 to this report.
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
Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in England or in actions instituted in England to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts might be successful only if the English court confirms the jurisdiction of the U.S. court and is satisfied that:
•	the effect of the enforcement judgment is not manifestly incompatible with English public policy or natural justice;
•	the judgment was not obtained on the basis of fraud;
•	the judgment did not violate the human rights of the defendant;
•	the judgment is final and conclusive;
•	the judgment is not incompatible with a judgment rendered in England or with a subsequent judgment rendered abroad that might be enforced in England;
•	a claim was not filed outside England after the same claim was filed in England, while the claim filed in England is still pending;
•	the judgment was not obtained on the basis of fraud;
•	the English courts did not have jurisdiction to rule on the matter; and
•	the judgment submitted to the English court is authentic;

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
In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (informally known as Brexit). The United Kingdom's withdrawal from the European Union took effect at 11pm GMT on January 31, 2020, when the European Union (Withdrawal Agreement) Act 2020 came into force. The European Union (Withdrawal Agreement) Act 2020 provided for a transition period commencing on January 31, 2020 and ending at 11pm GMT on December 31, 2020. It is not clear what impact Brexit will have on the conduct of cross-border business. There remains uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply to the United Kingdom following the end of the transition period. The UK's exit from the EU could materially change the regulatory and tax framework applicable to the Company. The withdrawal of the United Kingdom from the EU may lead to a downturn across the European economies, and there is a risk that other countries in the European Union will look to hold referendums on whether to stay in or leave the EU. Whilst there has been no significant impact on the Company through March 1, 2021, it is too early to anticipate what any future law, regulatory and market developments and impacts might be. Therefore, the Group considers that the potential effects of Brexit could have unpredictable consequences for financial markets and may adversely affect our future performance, results of operations, cash flows and financial position.
We are subject to data protection laws under UK legislation, and any breaches of such legislation could adversely affect our business, reputation, results of operations and financial condition.
Our ability to obtain, retain and otherwise manage personal data is governed by data protection and privacy requirements and regulatory rules and guidance. In the UK, we must comply with the Data Protection Act 2018 in relation to processing certain personal data. The application of data privacy laws is often uncertain, and as business practices are challenged by regulators, private litigants and consumer protection agencies, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data protection practices. Additionally, under European data protection laws, distributing personal data into the United States may constitute an offense. Any breaches of such legislation could have a material adverse effect on our business, reputation, results of operations and financial condition.
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
TORM plc is a tax resident of the United Kingdom and owns 100% of the shares of TORM A/S and should as a starting point be entitled to the benefits under the EU Parent/Subsidiary Directive (2011/96/EU) provided TORM plc is the beneficial owner of the dividends and is not subject to Danish anti-abuse rules. It is, however, not currently clear whether similar provisions would continue to apply following the United Kingdom's departure from the European Union.
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
The Company was founded as TORM A/S in 1889 by Captain Ditlev E. Torm and Christian Schmiegelow.. Within the first ten years, the fleet of TORM A/S consisted of four vessels, and in 1905 TORM A/S became listed on the Copenhagen Stock Exchange. In connection with the Redomiciliation in 2016, TORM A/S became a wholly-owned subsidiary of TORM plc. As of the date of this annual report, we operate a fleet of 73 owned or chartered-in vessels and our Class A common shares are listed on both Nasdaq Copenhagen and Nasdaq New York under the symbols "TRMD A" and "TRMD," respectively.
TORM plc is a public limited company incorporated under the laws of England and Wales on October 12, 2015 under the name Anchor Admiral Limited with company number 09818726. Anchor Admiral Limited was renamed TORM Limited on November 26, 2015, and TORM Limited was renamed TORM plc on January 20, 2016. TORM plc's registered office is at Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom. Our telephone number at this address is +44 203 713 4560. Our main commercial and technical activities are managed out of our office at Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Our telephone number at that address is +45 39 17 92 00. We also have offices located in Mumbai (India), New Delhi (India), Manila (the Philippines), Cebu (the Philippines), Singapore (Singapore) and Houston (Texas, USA). Our website is www.torm.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report.
We are one of the world's largest carriers of refined oil products. Our activities are primarily the transportation of clean petroleum products, such as gasoline, jet fuel, kerosene, naphtha and gas oil, and occasionally dirty petroleum products, such as fuel oil. We are active in all larger vessel segments of the product tanker market from Handysize to Long Range 2 (LR2) tankers. For an overview of the specifications of our fleet, reference is made to "TORM Fleet Overview" on pages 163-165 of our Annual Report 2020. In addition, as of February 25, 2021, we had two LR2 newbuildings under construction with expected delivery in fourth quarter 2021 and first quarter 2022. See "Item 4. Information on the Company—B. Business Overview."

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
Fleet Development
For information regarding the development of our fleet, including vessel acquisitions and dispositions and the status of newbuildings in our current order book, please see "Item 4. Information on the Company⸻B. Business Overview⸻Our Fleet" and "?Fleet Development."
Recent and Other Developments
On March 1, 2021, we entered into an agreement to purchase eight 2007-2012 built MR product tanker vessels from subsidiaries of Team Tankers International for a total cash consideration of $82.5 million and share consideration of 5.97 million shares issuable in connection with the delivery of each vessel (subject to adjustments related to potential capital increases and shareholder distributions, as applicable). Subject to finalization of the documentation TORM has obtained financing for the purchase. The 2009-2012 built vessels will be financed by increasing our existing Syndicated Facilities Agreement with a new revolving facility of up to $67 million provided pro rata by the existing syndicate banks, and the 2007-2008 built vessels will be financed through a new term facility with Hamburg Commercial Bank for up to $28 million.
Six of the vessels have specialized cargo tank configurations and extended tank segregations (IMO 2), allowing for enhanced trading flexibility through chemical trading options. Based on broker valuations, the market value of these eight vessels is assessed at USD 148m.
B.	Business Overview
Our Fleet
The following table sets forth summary information regarding our fleet of owned product tankers, including the vessels that we charter in as of the date of this annual report.
Vessel Name	Type	DWT	Year Built	Shipyard(1)
Owned On-the-Water Product Tankers
TORM Gudrun	LR2	99,965	2000	Hyundai
TORM Ingeborg	LR2	99,999	2003	Samho
TORM Valborg	LR2	99,999	2003	Samho
TORM Marina	LR2	109,672	2007	Dalian New
TORM Maren	LR2	109,672	2008	Dalian New
TORM Mathilde	LR2	109,672	2008	Dalian New
TORM Herdis	LR2	114,000	2018	GSI
TORM Hermia	LR2	114,000	2018	GSI
TORM Hellerup	LR2	114,000	2018	GSI
TORM Hilde	LR2	114,000	2018	GSI
TORM Elise	LR1	75,000	2019	GSI
TORM Elizabeth	LR1	75,000	2019	GSI
TORM Sara	LR1	72,718	2003	Samsung
TORM Estrid	LR1	74,999	2004	Hyundai

TORM Emilie	LR1	74,999	2004	Hyundai
TORM Ismini	LR1	74,999	2004	Hyundai
TORM Signe	LR1	72,718	2005	Samsung
TORM Sofia	LR1	72,660	2005	Samsung
TORM Venture	LR1	73,700	2007	New Century
TORM Moselle	MR	47,024	2003	Onomichi
TORM Carina	MR	46,219	2003	STX
TORM Freya	MR	45,990	2003	STX
TORM Thyra	MR	45,950	2003	STX
TORM India	MR	49,999	2010	Hyundai Mipo
TORM Philippines	MR	49,999	2010	Hyundai Mipo
TORM Horizon	MR	46,955	2004	Hyundai Mipo
TORM Resilience	MR	49,999	2005	STX
TORM Solution	MR	49,999	2019	GSI
TORM Thames	MR	47,036	2005	Hyundai Mipo
TORM Helvig	MR	46,187	2005	STX
TORM Ragnhild	MR	46,187	2005	STX
TORM Eric	MR	51,266	2006	STX
TORM Platte	MR	46,959	2006	Hyundai Mipo
TORM Kansas	MR	46,955	2006	Hyundai Mipo
TORM Republican	MR	46,955	2006	Hyundai Mipo
TORM Loke	MR	51,372	2007	SLS
TORM Hardrada	MR	45,983	2007	Shin Kurushima
TORM Lene	MR	49,999	2008	GSI
TORM Laura	MR	49,999	2008	GSI
TORM Lotte	MR	49,999	2009	GSI
TORM Louise	MR	49,999	2009	GSI
TORM Lilly	MR	49,999	2009	GSI
TORM Aslaug	MR	49,999	2010	GSI
TORM Agnete	MR	49,999	2010	GSI
TORM Almena	MR	49,999	2010	GSI
TORM Atlantic	MR	49,999	2010	GSI
TORM Agnes	MR	49,999	2011	GSI
TORM Amalie	MR	49,999	2011	GSI
TORM Arawa	MR	49,999	2012	GSI
TORM Anabel	MR	49,999	2012	GSI
TORM Astrid	MR	49,999	2012	GSI
TORM Thor	MR	49,842	2015	Sungdong
TORM Timothy	MR	49,842	2015	Sungdong
TORM Thunder	MR	49,842	2015	Sungdong
TORM Troilus	MR	49,842	2015	Sungdong
TORM Sovereign	MR	49,999	2017	Hyundai Mipo
TORM Splendid	MR	49,999	2020	GSI
TORM Strength	MR	49,999	2019	GSI
TORM Strong	MR	49,999	2019	GSI
TORM Sublime	MR	49,999	2019	GSI
TORM Success	MR	49,999	2019	GSI
TORM Supreme	MR	50,000	2017	Hyundai Mipo
TORM Stellar	MR	49,999	2020	GSI
TORM Tevere	Handysize	37,383	2005	Hyundai Mipo
TORM Gyda	Handysize	36,207	2009	Hyundai Mipo

Chartered-in Product Tankers
TORM Alexandra(2)	MR	49,999	2010	GSI
TORM Alice(2)	MR	49,999	2010	GSI
TORM New Zealand(3)	MR	51,737	2011	Hyundai Mipo
TORM Singapore(3)	MR	51,737	2011	Hyundai Mipo
TORM Malaysia(3)	MR	51,737	2011	Hyundai Mipo
TORM Australia(3)	MR	51,737	2011	Hyundai Mipo
TORM Titan(4)	MR	49,842	2016	Sungdong
TORM Torino(5)	MR	49,842	2016	Sungdong

Newbuildings
Hull no. 19121031	LR2	114,000	Exp. 2021	GSI
Hull no. 19121032	LR2	114,000	Exp. 2021	GSI
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
(2) Vessels were sold and leased back on bareboat charter with contract expirations in 2026. We have a purchase option for the individual vessels in both 2024 and 2026. No sales was recorded under IFRS and hence the vessels have not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

(3) Vessels were sold and leased back on bareboat charter with a contract expiration in 2025. We have a purchase obligation for the individual vessels. No sales was recorded under IFRS and hence the vessels have not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

(4) Vessel was sold and leased back on bareboat charter with a contract expiration in 2026. We have a purchase obligation for the vessel. No sale was recorded under IFRS and hence the vessel have not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

(5) Vessel was sold and leased back on bareboat charter with a contract expiration in 2024. We have a purchase obligation for the vessel. No sale was recorded under IFRS and hence the vessel have not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

Fleet Development
Vessel Acquisitions
In 2020, we took delivery of four newbuildings, two LR1 newbuildings, TORM Elise and TORM Elizabeth, and two MR newbuildings, TORM Splendid and TORM Stellar. The LR1 vessels were financed under our Syndicated Facility Agreement and the MR vessels were financed under the KfW Facility. In the first quarter of 2020, we entered into an agreement to purchase two scrubber-fitted, fuel-efficient LR2 newbuildings from GSI for an aggregate of $95 million (inclusive of costs relating to scrubber installations). The vessels will be prepared for potential dual-fuel installation in the future. We will finance $76 million of the acquisition price through ten year sale and leaseback agreements that we have secured with an international financial institution, with purchase options during the lease period and at maturity. The remainder of the purchase price will be funded through working capital. The vessels are expected to be delivered in the fourth quarter of 2021 and the first quarter of 2022. In the fourth quarter of 2020, we entered into an agreement to purchase two 2010-built deepwell MR vessels for a total consideration of $33 million. One of the vessels, TORM India was delivered to TORM in 2020 and one, TORM Philippines, was delivered in January 2021. $27 million of the purchase price were financed through an additional draw down of TORM's existing DSF facility and the remaining were financed through working capital.
We took delivery of five MR newbuildings in 2019, with two being delivered in the second quarter, two in the third quarter and one in the fourth quarter. We financed the acquisition of four of these vessels through a new tranche of borrowings of $81 million in September 2017 that was consolidated with our existing facility with Danish Ship Finance A/S, or DSF (as amended and restated, the DSF Facility). We further amended and restated the DSF Facility in July 2018 to include an additional $7 million to finance the purchase and installation of scrubbers on these vessels.  We financed the acquisition of the remaining vessel through a secured loan agreement with ABN for up to $73 million, which also covers two additional MR newbuildings, which were delivered in the first and second quarters of 2020, respectively. All seven vessels were constructed with scrubbers.
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
Vessel Dispositions
In 2020 we entered into agreements to sell a total of eight vessels: the MR vessels TORM Mary (built in 2002), TORM Gertrud (built in 2002), TORM Vita (built in 2002), TORM Gerd (built in 2002), TORM Caroline (built in 2002) and TORM Camilla (built in 2003), and the LR2 vessels TORM Kristina (built in 1999) and TORM Helene (built in 1997). The aggregate consideration for the sale of the vessels was approximately $76 million, of which we used $41 million to repay existing indebtedness that was secured by these vessels. All of the vessels have been delivered to their respective buyers.
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

Scrubber Investments
In the fourth quarter of 2018, TORM established a joint venture with ME Production, a leading scrubber manufacturer, and Guangzhou Shipyard International, which is part of the China State Shipbuilding Corporation group. The joint venture, named ME Production China, will manufacture scrubbers in China and deliver them to a range of maritime industry customers for both newbuildings and retrofitting. TORM holds an ownership stake of 27.5% in the new joint venture. In connection with the establishment of the joint venture, TORM has ordered a number of scrubbers from ME Production China. As of the date of this report, we have successfully installed scrubbers on 46 of our vessels, with another 2 installations scheduled to be completed by the end of 2021. In addition, our two LR2 newbuildings with expected delivery in fourth quarter of 2021 and first quarter 2022 will also have scrubbers installed upon delivery. Upon completion, 50 vessels, or approximately 2/3 of our fleet will be fitted with scrubbers, with the remaining 1/3 continuing to use compliant fuels with 0.5% sulfur content.
Sale and Leaseback Transactions
In the first quarter of 2020, we entered into sale and leaseback agreements and corresponding bareboat charters with a Chinese counterparty for $76 million of the acquisition price for our two LR2 newbuildings. The contract covers a ten-year sale and leaseback agreement with purchase options during the lease period and at maturity
In the third quarter of 2019, we entered into sale and leaseback agreements and corresponding bareboat charters with four separate Japanese and Chinese counterparties for eight of our vessels: the four 2011 MR Vessels, as well as TORM Torino, TORM Titan, TORM Alice and TORM Alexandra. We have options to purchase TORM Alice and TORM Alexandra from the counterparty in both 2024 and 2026, and obligations to purchase the 2011 MR Vessels, TORM Torino and TORM Titan from the respective counterparties in 2025, 2024 and 2026, respectively.
For information about our financing agreements, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements".
Employment of Our Product Tanker Fleet
Our current strategy is to employ our vessels worldwide primarily in the spot market. We believe that this will enable us to take advantage of potential increases in product tanker hire rates in the near term. We may seek to employ some of our vessels on longer-term time charter contracts, if customer needs and expected returns make this more attractive. Employing vessels on longer-term contracts may provide us with the benefits of stable cash flows and high utilization rates. In addition, from time to time, we may employ our vessels on shorter-term charters and under COAs. Reference is made to the Glossary on page 166 of the Annual Report 2020 for the definitions of Spot Market, Time Charter, COA and Bareboat Charter.
Coverage
For information on the coverage of our Fleet, including the definitions of certain key terms related to the coverage of our Fleet, reference is made to "Outlook 2021" on pages 22-24 of the Annual Report 2020 and to the Glossary on page 166 of the Annual Report 2020.
Management of Our Fleet
For information on management of our fleet, reference is made to "Business Model and Strategic Choices " on pages 25-30 of the Annual Report 2020.
Customers
We generate revenue by charging customers for the transportation of refined oil products and crude oil. Many of our largest customers in the product tanker segment are companies operating in the oil industry such as major oil companies, state-owned oil companies and international trading houses.
Customer Concentration
During 2020, our 20 largest customers accounted for approximately 70% of our total revenue. None of our other customers accounted for more than 1% of our total revenues.

Our Business Strategy
For information on our business strategy, reference is made to "Strategic Ambition and Business Model" on pages 27-30 of the Annual Report 2020.
The Product Tanker Industry
For information on the product tanker industry, reference is made to "The Product Tanker Market" on pages 16-19 of the Annual Report 2020. For information on the risks associated with operating within the product tanker market, see "Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Our Industry."
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
In 2013, the IMO's Marine Environmental Protection Committee, or the "MEPC," adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or "CAS." These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or "ESP Code," which provides for enhanced inspection programs. CAS is not applicable to our vessels. For ships older than 15 years we carry our voluntary CAP (Condition Assessment program) rating along with ESP. We may need to make certain financial expenditures to maintain CAP Rating.
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
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

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
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed, and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.

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
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

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
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States."  The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining "waters of the United States" and recodified the regulatory text that existed prior to 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the "Navigable Waters Protection Rule," which replaces the rule published on October 22, 2019, and redefines "waters of the United States."  This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule on U.S. environmental regulations is still unknown.

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
California legislation effective on January 1, 2021 establishes increased fines for oil spills in California State waters. The legislation doubles certain existing fines up to a maximum of $1,000,000 for each violation, with each day or partial day of a violation being considered a separate violation, and empower courts to impose a new additional fine of up to $1,000 per gallon of oil spilt in excess of 1,000 gallons. In each case a fine may be imposed if the violator knowingly caused, or reasonably should have known that their actions would lead to, an oil spill into Californian State waters.
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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic Sea, the North Sea and the English Channel (the so called "SOx-Emission Control Area"). As of January 2020, the EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
Greenhouse Gas Regulations
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005, and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but withdrew on November 4, 2020.  The effect of such action has yet to be determined.
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
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions. Further, in August 2019, the Administration announced plans to weaken regulation for methane emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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
For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:
•	Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.
•	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and are to be carried out either at or between the second and third Annual Surveys after Special Periodical Survey No. 1 and subsequent Special Periodical Surveys. Those items which are additional to the requirements of the Annual Surveys may be surveyed either at or between the second and third Annual Surveys. After the completion of the No. 3 Special Periodical Survey, the following Intermediate Surveys are of the same scope as the previous Special Periodical Surveys.
•	Special Periodical Surveys (or Class Renewal Surveys). Class renewal surveys, also known as Special Periodical Surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, and should be completed within five years after the date of build or after the crediting date of the previous Special Periodical Survey. At the special survey, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than the minimum class requirements, the classification society would prescribe steel renewals. A Special Periodical Survey may be commenced at the fourth Annual Survey and be continued with completion by the fifth anniversary date. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.

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
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies, or IACS. All our vessels are certified as being "in-class" by American Bureau of Shipping, Lloyds Register or Bureau Veritas who are all members of IACS. All new and second-hand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel
For further information on environmental, social and governance issues, reference is made to pages 32-43 of the Annual Report 2020 and TORM's separate ESG Report that can be found on our webpage www.torm.com.

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
TORM plc (formerly Anchor Admiral Limited and TORM Limited) is a public limited company incorporated on October 12, 2015 under the laws of England and Wales under the name Anchor Admiral Limited with company number 9818726. Anchor Admiral Limited was renamed TORM Limited on November 26, 2015 and TORM Limited was renamed TORM plc on January 20, 2016. Following the closing of the Exchange Offer (discussed herein) and the listing of TORM plc's Class A common shares on Nasdaq Copenhagen on April 19, 2016, TORM plc became the publicly listed parent company of TORM A/S, which is now our wholly-owned subsidiary. The Group is engaged in the business of owning and operating product tankers to transport refined petroleum products. We, TORM A/S and other subsidiaries, own each of the vessels in our product tanker fleet (including two newbuildings and other than eight vessels that we charter in) and expect to own each additional vessel that we acquire in the future, through separate wholly-owned subsidiaries. The management of our fleet, including vessels that we charter in, is performed by our wholly-owned subsidiaries. We have offices in the United Kingdom, Denmark, Mumbai (India), New Delhi (India), Manila (the Philippines), Cebu (the Philippines), Singapore (Singapore) and Houston (Texas, USA).
A list of our significant subsidiaries is filed herewith as Exhibit 8.1.
D.	Property, Plants and Equipment
We own no properties other than our vessels. We lease office space in various jurisdictions and had the following material leases in place as of December 31, 2020:
•	London, United Kingdom, located at Birchin Court, 20 Birchin Lane, EC3V 9DU with 1 employee at this location;
•	Hellerup, Denmark, located at Tuborg Havnevej 18, DK-2900, with approximately 141 employees at this location;
•	Singapore, Singapore, located at 6 Battery Road #27-02, with approximately 17 employees at this location;
•	Houston, Texas, USA, located at Suite 1630, 2500 City West Boulevard, with approximately 9 employees at this location;
•	Manila, the Philippines, located at 7th Floor Salcedo Towers, 169 HV dela Costa Street, with approximately 34 employees at this location;
•	Cebu, the Philippines, located at 2nd Floor Causing-Lozada Inc Building, Osmena Blvd. cor Lapu-Lapu St., with 3 employees at this location;
•	Mumbai, India, located at 2nd Floor, Leela Business Park, Andheri-Kurla Road, with approximately 136 employees at this location; and
•	New Delhi, India, located at 5th Floor, Caddle Commercial Tower, Aerocity, with 4 employees at this location.
For a description of our fleet, see "Item 4. Information on the Company⸻B. Business Overview."

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
The audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with IFRS as issued by the IASB. The financial statements are presented in U.S. Dollar millions unless otherwise indicated.
Non-IFRS measures
Certain non-IFRS measures included in our financial and operating data have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include Time Charter Equivalent or TCE earnings, Adjusted gross profit (net earnings from shipping), Adjusted EBITDA (net profit/(loss) for the period before tax expense, financial income, financial expenses, depreciation and impairment losses and reversals of impairment on tangible assets), loan-to-value ratio and net interest-bearing debt. The computation of Adjusted EBITDA includes an adjustment for financial income and expenses which we deem to be equivalent to "interest" for purposes of presenting Adjusted EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges, and financial income consists of interest income and gains on foreign exchange transactions. The term Adjusted EBITDA as used in this annual report has the same meaning and corresponds to all references to the term EBITDA as used in our Annual Report 2020.
There are a number of non-IFRS measures included in the Annual Report 2020 on pages 168-171. Only those non-IFRS measures listed herein are considered to form part of the annual report on Form 20-F.

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
Non-IFRS Financial Measures	Year ended December 31,
(USD million)	2020	2019	2018
Time charter equivalent (TCE) earnings	519.5	424.9	352.4
Adjusted gross profit (Net earnings from shipping activities)	341.1	251.9	169.5
Adjusted EBITDA	271.9	202.0	120.5
Net interest-bearing debt	713.1	786.3	627.3
Loan-to-value (LTV)	50.8%	46.1%	52.9%

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
Reconciliation from revenue	Year ended December 31,
(USD million)	2020	2019	2018
Revenue	747.4	692.6	635.4
Port expenses, bunkers and commissions	(227.9)	(267.7)	(283.0)
Time charter equivalent (TCE) earnings	519.5	424.9	352.4

Adjusted gross profit (Net earnings from shipping activities). We define Adjusted gross profit (net earnings from shipping activities) as operating profit/(loss) before depreciation, impairment losses and reversal of impairment on tangible assets, other operating expenses, administrative expenses and profit from sale of vessels. We report Adjusted gross profit (net earnings from shipping activities), a non-IFRS measure, because we believe it provides additional meaningful information to investors to assess our operating performance from our shipping activities. Adjusted gross profit is also provided as an operating performance measure in the internal management reporting.
Reconciliation from operating profit/(loss)	Year ended December 31,
(USD million)	2020	2019	2018
Operating profit/(loss)	138.9	205.9	2.8
Depreciation	121.9	110.1	114.5
Impairment losses and reversal of impairment on tangible assets	11.1	(114.0)	3.2
Other operating expenses	19.2	2.9	2.0
Administrative expenses	50.8	47.7	47.8
Profit from sale of vessels	(1.1)	(1.2)	(0.8)
Share of profit from joint ventures	0.3	0.4	(0.2)
Adjusted gross profit (net earnings from shipping activities)	341.1	251.9	169.5

Adjusted EBITDA. We define Adjusted EBITDA as net profit/(loss) for the period before tax, financial income, financial expenses, depreciation and impairment losses and reversals of impairment on tangible assets. The computation of Adjusted EBITDA refers to financial income and expenses, which we deem to be equivalent to "interest" for purposes of presenting Adjusted EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.
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
Adjusted EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net profit/(loss), the most directly comparable IFRS financial measure, for the periods presented:
Reconciliation from net profit/(loss)	Year ended December 31,
(USD million)	2020	2019	2018
Net profit/(loss) for the year	88.1	166.0	(34.8)
Tax	1.4	0.8	1.5
Financial expenses	49.9	41.9	39.3
Financial income	(0.5)	(2.8)	(3.3)
Depreciation	121.9	110.1	114.5
Impairment losses and reversal of impairment on tangible assets	11.1	(114.0)	3.2
Adjusted EBITDA	271.9	202.0	120.5

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

Net interest-bearing debt	Year ended December 31,
(USD million)	2020	2019	2018
Borrowings (current and non-current)	853.3	863.4	754.7
Loans receivables	(4.6)	(4.6)	0.0
Cash and cash equivalents, including restricted cash	(135.6)	(72.5)	(127.4)
Net interest-bearing debt	713.1	786.3	627.3

Loan-to-value (LTV) ratio. Loan-to-value (LTV) ratio is defined as vessel values divided by net borrowings of the vessels. LTV describes the net debt ratio of our vessels and is used by us to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.
Loan-to-value (LTV)	Year ended December 31,
(USD million)	2020	2019	2018
Vessel values, including newbuildings (broker values)	1,585.3	1,801.5	1,675.1
Total (value)	1,585.3	1,801.5	1,675.1
Outstanding debt	853.3	863.4	754.7
-Hereof debt regarding Land and buildings & Other plant and operating equipment	(8.3)	(6.8)	0.0
Committed CAPEX on newbuildings and second-hand vessels	100.6	51.2	258.0
Loans receivables	(4.6)	(4.6)	0.0
Cash and cash equivalents, including restricted cash	(135.6)	(72.5)	(127.4)
Total (loan)	805.4	830.7	885.3
Loan-to-value (LTV) rati	50.8%	46.1%	52.9%

A.	Operating Results
Primary Factors Affecting Results of Operations
Reference is made to "Financial Review 2020⸻Primary Factors Affecting Results of Operations" on pages 50-51 of our Annual Report 2020.

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
The financial highlights for TORM plc for the years ended December 31, 2020, 2019 and 2018 in this section have been extracted or derived from TORM plc's audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018. As such, the information below should be read in conjunction with TORM plc's audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 and section of this annual report entitled "Explanatory Note and Presentation of Our Financial and Operating Data". Some of the information contained in this section, including information about TORM plc's plans and strategies for our business and our expected sources of financing, contains forward-looking statements that involve risks and uncertainties. Current and potential investors should read "Item 3. Key Information—D. Risk Factors" for information on certain factors that may have a material adverse effect on TORM plc's future performance, results of operations, cash flows and financial position.
TORM plc operates in a global industry where, among other things, freight rates are denominated and settled in United States dollars, and a majority of the cost base of TORM plc is denominated and settled in United States dollars. Consequently, TORM plc's financial reporting is in United States dollars.
Financial highlights for TORM plc
Reference is made to "Key Figures" on page 3 and "The Year in Review" on pages 10-13 of our Annual Report 2020.
Consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018
Income statement
The table below presents financial information derived from TORM plc's income statement for the years ended December 31, 2020, 2019 and 2018.
Income statement for TORM plc for the years ended December 31, 2020, 2019 and 2018
	Year Ended December 31,
(USD million)	2020	2019	2018
Revenue	747.4	692.6	635.4
Port expenses, bunkers and commissions	(227.9)	(267.7)	(283.0)
TCE earnings	519.5	424.9	352.4
Adjusted gross profit (net earnings from shipping activities)	341.1	251.9	169.5
Adjusted EBITDA	271.9	202.0	120.5
Operating profit/(loss)	138.9	205.9	2.8
Profit/(loss) before tax	89.5	166.8	(33.2)
Net profit/(loss) for the year	88.1	166.0	(34.8)

Total revenue for the year ended December 31, 2020 was $747 million, which represents an increase of $55 million compared to the year ended December 31, 2019. This increase in revenue is primarily due to an increase in freight rates in the spot market.

Total port expenses, bunkers and commissions for the year ended December 31, 2020 were $228 million, which represents a decrease of $40 million compared to the year ended December 31, 2019. Bunkers amounted to 61%, port expenses to 35%, and commissions and other voyage expenses to 4% respectively of the total port expenses, bunkers and commissions for the year ended December 31, 2020. Bunkers amounted to 61%, port expenses to 31%, and commissions and other voyage expenses to 8% of the total port expenses, bunkers and commissions for the year ended December 31, 2019. The decrease in port expenses, bunkers and commissions was primarily due to a decrease in the bunker prices.
TCE earnings for the year ended December 31, 2020 were $520 million corresponding to an increase of $95 million compared to the year ended December 31, 2019. The increase in TCE earnings was primarily due to an increase in freight rates equating to an increase in earnings of $86 million. This was mainly due to higher freight rates for the year ended December 31, 2020, compared with the year ended December 31, 2019.
Adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA were $341 million and $272 million, respectively, for the year ended December 31, 2020 compared to an Adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA of $252 million and $202 million, respectively, for the year ended December 31, 2019. The increase was mainly driven by the higher freight rates for the year ended December 31, 2020 compared to the year ended December 31, 2019.
Operating profit was $139 million for the year ended December 31, 2020 compared to an operating profit of $206 million for the year ended December 31, 2019. The decrease was mainly driven by the impairment reversal in 2019, which was partly offset by higher freight rates for the year ended December 31, 2020 compared to the year ended December 31, 2019.
TORM plc reported a net profit for the year ended December 31, 2020 of $88 million, compared to a net profit of $166 million for the year ended December 31, 2019, a decrease of $78 million.
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

Revenue and port expenses, bunkers and commission (TCE earnings)
TCE earnings for TORM plc for the years ended December 31, 2020 and 2019
	LR2	LR1	MR	Handy	Total
Year-end 2019
Available TCE earning days	4,198	2,153	17,736	1,620	25,707
TCE earnings per earning day, USD	19,730	17,102	15,840	14,965	16,526
TCE earnings, USD million	82.8	36.5	281.4	24.2	424.9

Year-end 2020
Available TCE earning days	3,795	3,228	18,529	664	26,216
Change	(10%)	50%	4%	(59%)	2%
TCE earnings per earning day, USD	26,637	22,839	18,098	13,416	19,800
Change	35%	34%	14%	(10%)	20%

Effect on TCE earnings from change in the available TCE earning days, USD million	(7.9)	18.4	12.6	(14.3)	8.7
Effect on TCE earnings from change in TCE earnings per earning day, USD million	26.2	18.5	41.8	(1.0)	85.5
Other	(1.0)	1.5	(0.2)	0.0	0.3
TCE earnings, USD million	100.1	74.9	335.6	8.9	519.4

The year 2020 presented many operational and commercial challenges, and TORM's integrated operational platform was a key factor for the Company to successfully navigate the extraordinary market for product tankers over the year 2020. The embedded ties between TORM's commercial, technical and support departments ensured an operational flexibility that was critical to handle the many issues created by the COVID-19 pandemic, for example the extremely challenging crew change conditions caused by global travel bans and other restrictions. The COVID-19-imposed travel restrictions complicated crew movements throughout the year and led to crew overdue employment across the fleet. At their peak, the travel restrictions caused an almost complete shutdown of crew changes. Crew were not allowed to leave their home countries; international air travel virtually stopped and ports around the world refused crew changes to take place.
This led to a sharp increase in overdue crew employment, reaching 35% of TORM's working crew in May and June. As the travel ban for seafarers eased, TORM conducted up to 900 crew movements per month to reduce the overdue level. This is 2-3 times the normal level for TORM. At the end of the year, TORM managed to bring the overdue employment down to normalized pre-COVID-19 levels.
Again in 2020, TORM was able to deliver best in class commercial performance and with TORM's focus on optimal geographical positioning of the fleet and strategic priority of trading in the spot market, the fleet was well positioned to capture the sudden market strength in the second quarter of the year. For the full year 2020, TORM realized average Time Charter Equivalent (TCE) earnings of USD/day 19,800 vs. USD/day 16,526 last year. This was considerably above TORM's low fleet-wide break-even level of USD/day 15,100 and in the top range compared to industry peers.
During 2020, TORM continued to renew the fleet and took delivery of four vessels under its newbuilding program, purchased two 2010-built MRs and ordered two fuel-efficient, dual-fuel ready LR2 newbuildings. TORM also acted fast and decisively as the market for older product tankers turned out favorable especially towards the end of the second quarter and sold eight vessels built between 1997-2003.
In 2020, TORM achieved an Adjusted gross profit of $341 million (2019: $252 million) with the increase from 2019 driven primarily by higher freight rates. TORM's product tanker fleet realized TCE earnings of $19,800/day, up 20% compared to 2019, with the LR2 class at $26,637/day, the LR1 class at $22,839/day, the MR class at $18,098/day and the Handysize class at $13,416/day.

In 2020, TORM sold eight older vessels (six MR vessels and two LR2 vessels) for a total consideration of $76.6 million. All vessels were delivered to their new owners in 2020.
As of December 31, 2020, TORM's fleet consisted of 64 owned vessels, 8 chartered-in vessels and three vessels on order, one of which was delivered in January 2021. At the end of 2020, TORM operated a fleet of 72 vessels on the water of which 64 were fully owned and 8 were financial leasebacks.
For the LR2 fleet, the number of Available TCE earning days decreased by 10% from the year ended December 31, 2019 and ended at 3,795 Available TCE earning days for the year ended December 31, 2020. The TCE earnings per earning day for the LR2 fleet for the year ended December 31, 2020 were $26,637 resulting in TCE earnings of $100 million.
For the LR1 fleet, the number of Available TCE earning days increased by 50% from the year ended December 31, 2019 compared to the year ended December 31, 2020. The increase was driven by less dry-docking activities as well as the deliveries of new buildings. The TCE earnings per earning day for the LR1 fleet for the year ended December 31, 2020 were $22,839 resulting in TCE earnings of $75 million.
With a slight increase of 4%, the number of Available TCE earning days for the MR fleet remained approximately at the same level from the year ended December 31, 2019 to the year ended December 31, 2020. The TCE earnings per earning day for the MR fleet for the year ended December 31, 2020 were $18,098 resulting in TCE earnings of $336 million.
Mainly driven by the sale of Handysize vessels during 2019, the number of Available TCE earning days for the Handysize fleet decreased by 59% from the year ended December 31, 2019 to the year ended December 31, 2020 resulting in total TCE earnings of $9 million.
TCE earnings for TORM plc for the years ended December 31, 2019 and 2018
	LR2	LR1	MR	Handy	Total
Year-end 2018
Available TCE earning days	4,027	2,484	18,182	2,450	27,141
TCE earnings per earning day, USD	15,425	12,982	12,847	9,970	12,982
TCE earnings, USD million	62.2	32.2	233.6	24.3	352.4

Year-end 2019
Available TCE earning days	4,198	2,153	17,736	1,620	25,707
Change	4%	(13%)	(2%)	(34%)	(5%)
TCE earnings per earning day, USD	19,730	17,102	15,840	14,965	16,526
Change	28%	32%	23%	50%	27%

Effect on TCE earnings from change in the available TCE earning days, USD million	2.6	(4.3)	(5.7)	(8.3)	(15.7)
Effect on TCE earnings from change in TCE earnings per earning day, USD million	18.1	8.9	53.1	8.1	88.2
Other	(0.1)	(0.3)	0.4	0.1	0.1
TCE earnings, USD million	82.8	36.5	281.4	24.2	424.9

In 2019, TORM successfully navigated a volatile product tanker market that was impacted by the refining industry's preparations for the IMO sulfur regulations that became effective January 1, 2020 ("IMO 2020"). TORM's results in 2019 were enhanced by strong operational focus and focus on maintaining efficient operations and a low cost base.
The product tanker market strengthened notably following a significant increase in crude tanker rates due to attacks on Saudi Arabian oil facilities. This increase accelerated dramatically after the US imposed sanctions on two subsidiaries of China's COSCO Shipping. The last three months of 2019 provided a significant recovery for the broader tanker market supporting TORM's earnings. For the full-year 2019, TORM's product tanker fleet realized TCE earnings per day of $16,526.

The first half of 2019 was impacted by the refining industry's preparations for IMO 2020. Refinery maintenance was pronounced, and coupled with a series of unplanned outages, the volume of global refinery capacity that was offline was 23% higher in the second quarter of 2019 compared to the same period in 2018. In particular, a heavy refinery maintenance season in Asia caused long-haul diesel flows to drop significantly from the record levels seen in the first quarter of 2019. As the year progressed, geopolitical tensions were brought to the forefront with attacks on vessels near the Strait of Hormuz and the subsequent attack on Saudi Arabia's crude oil facilities. Although the effect was temporary, and most of the effected capacity was restored promptly, Saudi Arabia cut runs at several refineries in order to meet its crude export contracts. This resulted in a decline in product exports, with naphtha flows to the Far East being affected.
Tanker rates surged at the start of the fourth quarter of 2019 when the US imposed sanctions on two subsidiaries of China's COSCO Shipping. The reaction to the sanctions was first seen in the crude tanker sector, where rates increased to the highest levels seen since 2008. The positive sentiment carried over into the product tanker segment, where rates for all vessel classes increased sharply before retreating to levels that still remained elevated. The dramatic rise in crude tanker rates also caused around 5% of the LR2 fleet trading in clean petroleum products to switch to crude, which will help to sustain product tanker rates over the medium term.
In 2019, TORM achieved an Adjusted gross profit of $252 million (2018: $169 million) with the increase from 2018 driven by higher freight rates. TORM's product tanker fleet realized TCE earnings per earning day of $16,526, up 27% compared to 2018, with the LR2 class at $19,730/day, the LR1 class at $17,102/day, the MR class at $15,840/day and the Handysize class at $14,965/day.
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
As of December 31, 2019, TORM's fleet consisted of 65 owned vessels, 11 chartered-in vessels and four newbuilding vessels on order, three of which were delivered in January 2020. At the end of 2019, TORM operated a fleet of 77 vessels on the water of which 66 are fully owned and 11 are financial leasebacks.
For the LR2 fleet, the number of Available TCE earning days increased by 4% from the year ended December 31, 2018 and ended at 4,198 Available TCE earning days for the year ended December 31, 2019. The TCE earnings per earning day for the LR2 fleet for the year ended December 31, 2019 were $19,730 resulting in TCE earnings of $83 million.
For the LR1 fleet, the number of Available TCE earning days decreased by 13% from the year ended December 31, 2018 compared to the year ended December 31, 2019. The decrease was driven by dry-docking activities. The TCE earnings per earning day for the LR1 fleet for the year ended December 31, 2019 were $17,102 resulting in TCE earnings of $37 million.
The number of Available TCE earning days for the MR fleet remained at the same level from the year ended December 31, 2018 to the year ended December 31, 2019, by a slight decrease of 2%, The sale of the five vessels was offset by the effect of the delivery of newbuildings and the acquisition of second hand vessels. The TCE earnings per earning day for the MR fleet for the year ended December 31, 2019 was $15,840 resulting in TCE earnings of $281 million.
TORM plc sold two Handysize vessels during 2019. Accordingly, the number of Available TCE earning days for the Handysize fleet decreased by 34% from the year ended December 31, 2018 to the year ended December 31, 2019 resulting in total TCE earnings of $24 million.
Adjusted gross profit (net earnings from shipping activities)
	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
(USD million)
TCE earnings	519.5	424.9	352.4
Charter hire	0.0	0.0	(2.5)
Operating expenses	(178.4)	(173.0)	(180.4)
Adjusted gross profit (net earnings from shipping activities)	341.1	251.9	169.5

TORM plc's Adjusted gross profit (net earnings from shipping activities) for the year ended December 31, 2020 was $341 million compared to $252 million for the year ended December 31, 2019 corresponding to an increase of $89 million. The increase was mainly due to the increase in freight rates in the spot market.

Total costs related to charter hire was unchanged for the year ended December 31, 2020 compared to the year ended December 31, 2019.
In 2020, operating expenses for vessels increased by $5 million to $178 million. Average operating expenses per day ended at $6,398 for the year ended December 31, 2020 compared to $6,371for the year ended December 31, 2019 reflecting an increase below 1%.
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
Adjusted EBITDA
(USD million)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Adjusted gross profit (net earnings from shipping activities)	341.1	251.9	169.5
Administrative expenses	(50.8)	(47.7)	(47.8)
Other operating expenses	(19.2)	(2.9)	(2.0)
Profit from sale of vessels	1.1	1.2	0.8
Share of profit from joint ventures	(0.3)	(0.4)	0.2
Adjusted EBITDA	271.9	202.0	120.5

TORM plc's Adjusted EBITDA for the year ended December 31, 2020 was $272 million compared to $202 million for the year ended December 31, 2019 corresponding to an increase of $70 million.
Total administrative expenses and other operating expenses increased from $51 million for the year ended December 31, 2019 to $70 million for the year ended December 31, 2020, primarily due to a one-off provision covering an exposure related to two cargo claims.
TORM plc's Adjusted EBITDA for the year ended December 31, 2019 was $202 million compared to $121 million for the year ended December 31, 2018 corresponding to an increase of $81 million.
Total administrative expenses and other operating expenses increased from $50 million for the year ended December 31, 2018 to $51 million for the year ended December 31, 2019 due to a provision covering an exposure related to the operations.
Operating profit/(loss)
(USD million)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Adjusted EBITDA	271.9	202.0	120.5
Impairment losses and reversal of impairment on tangible assets	(11.1)	114.0	(3.3)
Depreciation	(121.9)	(110.1)	(114.5)
Operating profit/(loss)	138.9	205.9	2.8

TORM plc's operating profit for the year ended December 31, 2020 was $139 million compared to an operating profit of $206 million for the year ended December 31, 2019 corresponding to a decrease of $67 million.

The impairment charge on tangible assets amounted to $11.1million for the year ended December 31, 2020 compared to a reversal of impairment of $114 million for the year ended December 31, 2019 and related to impairments on vessels sold during the year, as well as impairment charges based on the annual impairment test. An impairment test of the recoverable amount of TORM's cash generating units is performed annually, comparing the carrying amount of the cash generating units with the higher of fair value less cost to sell (broker values less commissions) and value in use. Based on this test, an impairment of $5.5 million on two Handy vessels was recognized in 2020.
Depreciation amounted to $122 million for the year ended December 31, 2020, compared to $110 million for the year ended December 31, 2019.
TORM plc's operating profit for the year ended December 31, 2019 was $206 million compared to an operating profit of $3 million for the year ended December 31, 2018 corresponding to an increase of $203 million.
The impairment reversal amounted to $114 million for the year ended December 31, 2019 compared to an impairment charge of $3 million for the year ended December 31, 2018 and resulted from the reversal of impairments recognized in 2016 partially offset by an impairment on vessels sold during the year. An impairment test of the recoverable amount of TORM's cash generating units is performed annually, comparing the carrying amount of the cash generating units with the higher of fair value less cost to sell (broker values, less commissions) and value in use. Both exceeded the carrying amount of the cash generating units as of December 31, 2019, indicating a need for a full reversal of the previous impairment recognized in 2016.
Depreciation amounted to $110 million for the year ended December 31, 2019, compared to $115 million for the year ended December 31, 2018.
Profit/(loss) before tax
(USD million)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Operating profit/(loss)	138.9	205.9	2.8
Financial income	0.5	2.8	3.3
Financial expenses	(49.9)	(41.9)	(39.3)
Profit/(loss) before tax	89.5	166.8	(33.2)

TORM plc's profit before tax for the year ended December 31, 2020 was $90 million compared to a profit of $167 million for the year ended December 31, 2019 corresponding to a decrease of $77 million.
Financial expenses for the year ended December 31, 2020 increased to $50 million from $42 million for the year ended December 31, 2019. This was mainly due to increased debt and write-off of deferred financing fees related to the refinanced facilities. Financial income for the year ended December 31, 2020 decreased to $1 million from $3 million for the year ended December 31, 2019.
TORM plc's profit before tax for the year ended December 31, 2019 was $167 million compared to a loss of $33 million for the year ended December 31, 2018 corresponding to an increase of $200 million.
Financial expenses for the year ended December 31, 2019 increased to $42 million from $39 million for the year ended December 31, 2018. This was mainly due to increased debt. Financial income for the year ended December 31, 2019 was $3 million compared to $3 million for the year ended December 31, 2018.
Balance sheet
Total assets as of December 31, 2020 were $1,999 million corresponding to a decrease of $5 million compared to December 31, 2019.
The carrying value of vessels, newbuildings, capitalized dry-docking and prepayments on vessels as of December 31, 2020 amounted to $1,734 million compared to $1,770 million as of December 31, 2019. In total, the investments for 2020 amounted to $168 million compared to $383 million for 2019. Depreciation on the fleet amounted to $118 million for 2020 compared to $106 million for 2019. An impairment of $11 million was recognized in 2020.

Total equity as of December 31, 2020 was $1,017 million corresponding to an increase of $10 million compared to December 31, 2019. The increase in equity was mainly due to net profits for the year, partly offset by dividends paid out.
TORM plc's liabilities decreased by $15 million from $996 million as of December 31, 2019 to $981 million as of December 31, 2020. The decrease in liabilities was mainly attributable to a decrease in trade payables, which was partly offset by an increase in provisions.
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
Reference is made to "Financial Review 2020—Assessment of Impairment of Assets" on page 50, Note 1—"Accounting Policies, Critical Accounting Estimates and Judgements" on page 112-121 and Note 8—"Impairment Testing" on page 130-131, each in the Annual Report 2020.
Implications of Being an Emerging Growth Company
We had less than $1.07 billion in revenue during our last fiscal year, which means that we are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced public company reporting requirements that are otherwise applicable generally to public companies. These provisions include:
•	exemption from the auditor attestation requirement on the effectiveness of the emerging growth company's internal controls over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; and
•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and financial statements.

We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in "total annual gross revenues" during our most recently completed fiscal year, if we become a "large accelerated filer" with a public float of more than $700 million, or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide to shareholders may be different from information provided by other public companies.
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
As of December 31, 2020, the Group had available liquidity including undrawn and committed facilities of $267.8 million, including cash and cash equivalents including restricted cash of $ 135.6 million and undrawn and committed credit facilities amounting to $132.2 million. The undrawn committed credit facilities include the Working Capital Facility of $45 million (discussed below) and the committed leasing facilities of $76 million and $11 million with BoComm Leasing. All of our credit facilities carry variable interest rates. The Working Capital Facility is dedicated to support the operations of the business. All other credit facilities are dedicated to financing of vessels. The Company uses interest rate swaps to hedge parts of the variable interest rate risk associated with the credit facilities and a limited part of the leasing agreements have fixed lease payments. As of December 31, 2020, we had hedged the interest rate on approximately 67.6% of our outstanding interest-bearing debt at an interest rate of 2.11% excluding loan margin.
As of December 31, 2020, we had no short-term loans other than any short-term part of the facilities included in the table entitled below. See "Item 5. Operating and Financial Review and Prospects B. Liquidity and Capital Resources — Our Financing Agreements" for a description of the repayment schedule. As part of our day-to-day operations, we have accounts payables.
We plan to fund our operations as well as known aggregate capital expenditures of $101million, as of December 31, 2020, from internally generated cash flow and our borrowing under our Financing Agreements. The capital expenditures are primarily related to our obligations under the newbuilding contracts for the construction of product tanker newbuildings as well as the purchase and installation of scrubbers and ballast water treatment systems.
We are of the opinion that our working capital is adequate to meet our present requirements for the next twelve months following the date of this annual report.

The table below gives an overview of our long-term bank loans and finance leases.
Financing Agreements, including long-term and short-term mortgage debt, bank loans and finance leases as of December 31, 2020 of TORM plc.
Facility	Lenders	Maturity per facility	Total Outstanding Debt as of December 31, 2020 (USD millions)	Undrawn Amount as of December 31, 2020 (USD millions)
CEXIM Facility	CEXIM	November 26, 2030	96.4	N/A
DSF Facility	DSF	November 1, 2027	150.2	N/A
KfW Facility	KfW	March 31, 2032	44.0	N/A
Term Facility	Danske Bank ING ABN AMRO Nordea Swedbank Crédit Agricole CIB Société Générale	January 31, 2026	299.1	45.0
HCOB Facility I	HCOB	February 5, 2025	81.2	N/A
HCOB Facility II	HCOB	September 11, 2025	33.3	N/A
BoComm (Finance transactions relating to sale & leaseback)	BoComm	December 1, 2023; August 15, 2025; November 20, 2031	57.8	87.2
Springliner (Finance transactions relating to sale & leaseback)	Various	August 31, 2026	36.0	N/A
Eifuku (Finance transactions relating to sale & leaseback)	Anchor Trans Inc.	September 3, 2026	24.1	N/A
Showa (Finance transactions relating to sale & leaseback)	SLSS Shipping S.A.	August 16, 2024	23.0	N/A
Total debt under the Debt Agreements			845.1	132.2

Our Financing Agreements
As of December 31, 2020, we were in compliance with the financial covenants contained in our debt facilities.
Term Facility
On January 31, 2020, we entered into a combined secured term loan facility agreement ($341 million) and secured working capital facility agreement ($45 million) for aggregate borrowings of $386 million (the "Term Facilities Agreement"). The Syndicated Facilities Agreement (both the term loan and the working capital facility) was entered into with Danske Bank, ING, ABN AMRO, Nordea, Swedbank, Crédit Agricole CIB and Société Générale and financed 27 vessels, built from 2006 to 2020, that served as collateral under the facility. Torm plc is the borrower and Torm A/S and vessel-owning-entities owned directly or indirectly by Torm plc are guarantors under the Syndicated Facilities Agreement. The Syndicated Facilities Agreement has a tenor of 6 years with a final maturity date of January 31, 2026, bears an interest rate of LIBOR plus a margin of 2.25% and is payable in quarterly installments with a balloon at maturity. The Syndicated Facilities Agreement is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel's insurances and earnings and irrevocable joint and several guarantees from the guarantors. The Syndicated Facilities Agreement contains the following financial covenants:
•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

The $45 million working capital facility subjects us to a commitment fee on the undrawn amount of 40% of the margin. The lenders have provided funding commitments pro rata between both facilities.
The drawdown was made on February 5, 2020.
HCOB Facility Agreement I
On January 31, 2020, we entered into a secured term loan facility agreement with Hamburg Commercial Bank AG (the "HCOB Facility") for borrowings of up to $110 million. The HCOB Facility financed 19 vessels built from 2002 to 2006, which served as collateral under the agreement. Torm plc is the borrower and Torm A/S and vessel-owning-entities owned directly or indirectly by Torm plc are guarantors under the HCOB Facility. The tenor of the facility is 5 years with a final maturity date of February 5, 2025, it bears an interest rate of LIBOR plus a margin of 3.15% and is payable in quarterly installments with no balloon payment at maturity. The HCOB Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel's insurances and earnings and irrevocable joint and several guarantees from the guarantors. The HCOB Facility contains the following financial covenants:
•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

The drawdown was made on February 5, 2020.
HCOB Facility Agreement II
On September 4, 2020, we entered into a secured term loan facility agreement with Hamburg Commercial Bank AG (the "HCOB Facility II") for borrowings of up to $35 million. The HCOB Facility II financed 5 vessels built from 2003 to 2007, which served as collateral under the agreement. Torm plc is the borrower and Torm A/S and vessel-owning-entities owned directly or indirectly by Torm plc are guarantors under the HCOB Facility II. The tenor of the facility is 5 years with a final maturity date of September 11, 2025, it bears an interest rate of LIBOR plus a margin of 3.25% and is payable in quarterly installments with no balloon payment at maturity. The HCOB Facility II is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel's insurances and earnings and irrevocable joint and several guarantees from the guarantors. The HCOB Facility II contains the following financial covenants:

•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

The drawdown was made on September 11, 2020.

The CEXIM Facility
On July 8, 2016, one of our vessel-owning subsidiaries, as borrower, entered into a $115 million secured term loan facility with the Export-Import Bank of China ("the CEXIM Facility"), which provides us with borrowings of up to $29 million per vessel to finance the purchase price of four LR2 product tanker newbuildings from GSI, or the LR2 Product Tanker Newbuildings, which were delivered to us in 2018. The CEXIM Facility is guaranteed by TORM A/S and TORM plc and bears interest at a rate of LIBOR plus a margin of 2.25% per annum. Borrowings under each of the four vessel tranches are repayable in 48 equal consecutive quarterly installments and a balloon payment on November 26, 2030. The CEXIM Facility is secured by a first priority fleet mortgage over each of the LR2 Product Tanker Newbuildings, first priority share security in the shares of our vessel-owning subsidiary, account security over the earnings accounts of the borrower, charter assignments and charterer's assignments and undertakings in favor of the security agent relating to the LR2 Product Tanker Newbuildings.
The CEXIM Facility had the following financial covenants tested on a semi-annual basis which require us to maintain, among other things:
•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum liquidity requirement. A minimum liquidity greater than or equal to the higher of $75 million and 5% of the Group's total debt, of which at least $20 million of such liquidity shall, at all times, consist of the Group's cash and cash equivalents, excluding restricted cash.

In the first quarter of 2020 the minimum liquidity requirement was amended by replacing the minimum liquidity requirement from the principle mentioned above to the same principle applied under the Senior Facilities Agreement.
KfW Facility
On July 29, 2019, we entered into a secured term loan facility with KFW IPEX-Bank GMBH (the "KFW Facility"), which provided us with borrowings of up to $45.5 million to partially finance the purchase of two MR newbuildings, TORM A/S is the borrower and the owner of the vessels under the KFW Facility and TORM plc is the guarantor. China Export & Credit Insurance Corporation is the export credit insurance provider. The KFW Facility has a term of 12 years, bears interest at a rate of LIBOR plus a margin of 1.75% per annum and is repayable in bi-annual installments and 2 balloon payments 12 years after drawdown on each tranche. The KFW Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel's insurances, earnings and account and irrevocable joint and several guarantees from the guarantors. The KFW Facility contained substantially the same financial covenants, default provisions, undertakings and restrictions as contained in the Term Facility 2, described above, however in the first quarter of 2020 the minimum liquidity requirement was amended by replacing the minimum liquidity requirement from the principle mentioned above to a minimum cash covenant of the higher of (i) $45 million (ii) 5% of our total debt and (iii) $600,000 per operated vessel.
On January 17, 2020 a drawdown for one MR vessel was made and on May 4, 2020 a drawdown on the other MR vessel was made.

DSF Facility Agreement
On October 21, 2020, we entered into a secured term loan facility agreement with Danmark Skibskredit A/S (the "DSF Facility") for borrowings of up to $150.3 million. The DSF Facility financed 8 newer vessels, which served as collateral under the agreement. Torm plc is the borrower and Torm A/S and vessel-owning-entities owned directly or indirectly by Torm plc are guarantors under the DSF Facility. The tenor of the facility is 7 years with a final maturity date of  November 1, 2027, it bears an interest rate of LIBOR plus a margin of 2.10% and is payable in quarterly installments with a balloon payment at maturity. The DSF Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel's insurances and earnings and irrevocable joint and several guarantees from the guarantors. The DSF Facility contains the following financial covenants:
•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

The drawdown was made on October 29, 2020.
Loan Agreements entered into after December 31, 2020.
On January 5, 2021, we agreed with Danmarks Skibskredit to increase the DSF facility by an additional facility of up to $ 56.4 million for the financing of two MR vessels and one more vessel on the same terms as the DSF Facility. A drawdown for one MR vessel was made on January 7, 2021 and a drawdown for the other MR vessel was made on January 29, 2021. There are currently no plans for the drawdown for the last vessel.
Refinanced Facility Agreements
The following facilities have been fully refinanced during 2020
The DSF Facility
In April 2014, certain of TORM plc's vessel-owning subsidiaries, as borrowers, entered into a $150 million secured credit facility (the "DSF Facility"), with Danmarks Skibskredit A/S ("DSF"), to partially finance the purchase price of 13 of the 25 product tankers and six newbuilding contracts that we acquired from Njord in exchange for shares of TORM A/S during the 2015 Restructuring. We reffered to all 25 vessels as the Njord Acquisition Vessels, the six vessels acquired pursuant to the newbuilding contracts as the OCM Newbuildings, and the 13 Njord Acquisition Vessels that serve as collateral under the DSF Facility as the DSF Vessels (Tranche 1). The DSF Facility was amended and restated in September 2015 to increase the aggregate loan amount available to the borrower to $196 million in order to finance three of the OCM Newbuildings (Tranche 2) and again in November 2016 to increase the aggregate loan amount to $207 million to partially finance two of our MR tankers, TORM Loke and TORM Troilus (Tranche 3). On September 20, 2017, we amended and restated the DSF Facility for additional borrowings of up to $81 million to partially finance the aggregate purchase price of four GSI MR resale vessels, or the GSI MR Resale Newbuildings, that were subsequently delivered to us in 2019 (Tranche 4) and which also served as additional collateral vessels under the facility agreement, as amended and restated. On July 20, 2018, the DSF Facility was further amended and restated to include additional borrowings of up to $7 million to finance the purchase and installation of scrubbers on the GSI MR Resale Newbuildings.

On January 5, 2018, the maturity of Tranche 1 was extended from June 2019 to December 2021.
Interest under the DSF Facility was payable quarterly in arrears at the aggregate of the applicable margin (2.5% per annum in respect of the Tranche 1 and Tranche 2; 2.6% per annum in respect of the Tranche 3; 2.35% per annum in respect of Tranche 4) and LIBOR. The DSF Facility was set to mature in June 2026, and the loan principal was expected, as of December 31, 2019, to have the following ordinary repayment profile: 2020: $19 million; 2021: $79 million; 2022: $22 million; 2023: $5 million; 2024: $5 million; 2025: $5 million; 2026: $56 million. We non-ordinarily prepaid $16 million on TORM Thyra, TORM Freya and TORM Gerd, which were part of the refinancing in Q1 2020.
The DSF Facility was secured by:
•
first priority mortgages over the (i) nine DSF Vessels (five of the initial 13 was since sold as of December 31, 2019), (ii) three OCM Newbuildings, which were delivered to us between October and November 2015, (iii) TORM Loke and TORM Troilus, and (iv) the GSI MR Resale Newbuildings ((i)-(iv) together, the DSF Collateral Vessels);

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

The DSF Facility contained, among other things, the following financial and other covenants:
•
Loan-to-value. If at any time the aggregate market value of the vessels and the value of any additional security was less than 133% of the loan amount less amounts on credit in the deposit accounts and reserve account and the value of any additional security, the borrower and guarantors should, within 30 days of a written request, post additional security or prepay the loan to reduce the excess to zero.

•
Free Liquidity. Minimum unencumbered cash and cash equivalents, excluding restricted cash and, for so long as the availability period under the Working Capital Facility ends at least six months after the calculation date, the undrawn commitments under the Working Capital Facility that was available for utilization, of the higher of $75 million and 5% of our total debt, of which $40 million was required to be unencumbered cash and cash equivalents, excluding restricted cash. In the first quarter of 2020 the free liquidity covenant was amended by replacing the free liquidity covenant from the principle mentioned above to a minimum cash covenant of the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

•	Equity Ratio. The ratio of market value adjusted shareholders' equity to total market value adjusted assets should be at least 25%.
•
Dividends. TORM was restricted from making any distributions, including payment of dividends and repayments of shareholders loans, except those distributions made after the first half of each of its financial years, of up to 75% of the borrower's net income (based on our June 30 or year-end financial statements, as the case may be) for that half year period, provided that, after giving effect to such distributions, the Company would not be in breach of its financial covenants contained in the DSF Facility agreement and would not cause an event of default otherwise under the facility agreement. The restrictions on dividends ceased to apply at any time (i) the Group's loan-to-value ratio of the sum of the Group's borrowings less cash and cash equivalents, excluding restricted cash to the aggregate market value of the Company's fleet was 50% or below.

The DSF Facility provided for voluntary prepayment, certain mandatory prepayment events and representations, general covenants and events of default provisions, including the following:
•
Mandatory Prepayment. The DSF Facility provided for mandatory prepayment following certain events including a change of control, TORM plc being delisted from Nasdaq Copenhagen or a sale or total loss of vessels.

•
Events of default. The DSF Facility contained certain events of default, including, among other things (i) non-payment of principal and interest (subject to a three-business-day grace period), (ii) breach of financial covenants, certain insurance and security undertakings and certain mandatory prepayment provisions, (iii) breach of other obligations (subject to a 10 business-day grace period if the breach was deemed capable of remedy), (iv) default of the borrower, any guarantor or any other security party on any financial indebtedness (subject to a $10 million aggregate default threshold), (v) any expropriation, attachment, sequestration, distress or execution affects the assets of the borrower, any guarantor or any other security party with an aggregate value of $10 million, (vi) change in ownership or control of a guarantor, (vii) reduction of capital in a guarantor and (viii) material adverse change. After the occurrence of an event of default which was continuing, the agent under the DSF Facility may, and should if so directed by 66 2/3% of the lenders by notice cancel the loan commitments, declare all amounts outstanding immediately due and payable and/or exercise its rights under the security documents.

On September 11, 2020, 5 vessels financed by the DSF Facility was refinanced by a new HCOB Facility expiring September 11, 2025 and on October 29, 2020 the remaining 8 vessels were refinanced by a new DSF Facility expiring November 1, 2027.
The Term Facility 1
On July 13, 2015, or the Restructuring Completion Date, we entered into a $561 million six-year term loan facility with the Participating Lenders, certain other lenders and Danske Bank as agent and security agent ("Term Facility 1"). This facility provided for quarterly fixed amortizations and had a final maturity date in July 2021 with a repayment profile as of December 31, 2020: 2021: $180 million.
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
On February 6, 2020, the Term Facility 1 was refinanced by the Syndicated Facilities Agreement and the HCOB Facility.

The Working Capital Facility
On the Restructuring Completion Date, we entered into a Working Capital Facility with certain Participating Lenders to obtain financing for general corporate purposes (the "Working Capital Facility"). This $75 million facility had an initial term of six years. This facility bore interest at LIBOR plus a margin of 2.50% per annum. The Working Capital Facility was secured by the same assets as Term Facility 1 but ranked ahead of Term Facility 1 with respect to the collateral proceeds. For a description of the Term Facility 1 security, see "—Our Financing Agreements—Term Facility 1". A commitment fee equal to 40% of the margin was payable by TORM with respect to any unutilized amounts under the facility and any accrued commitment fee was payable quarterly in arrears.
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
The Restructuring Financing Agreements had, among other things, financial covenants, which were tested on a semi-annual basis:
•
Minimum liquidity requirement. Minimum liquidity of the higher of $75 million and, on and after six months following the Restructuring Completion Date, 5% of our total debt in available (unrestricted) cash of $20 million;

•	Minimum leverage ratio. The ratio of market value adjusted shareholders' equity to total market value adjusted assets of at least 25%; and
•
Minimum collateral maintenance requirements. The aggregate fair market value of the secured vessels of at least 125% of all outstanding debt under the Restructuring Financing Agreements. The borrower and guarantors should, within 30 days of a written request, post additional security or prepaid the loan to reduce the excess to zero. The fair market value of the secured vessels was determined to be the average of two recent appraisals from Approved Brokers based on an arm's length charter-free transaction between a willing and able buyer and a seller not under duress.

The Restructuring Financing Agreements also contained the following covenants and default provisions including, among other things:
•	Mandatory prepayment. The Restructuring Financing Agreements provided for mandatory prepayment following certain events including a change of control, sale or total loss of vessels;
•
Events of default. The agreed events of default, which we consider to be standard for facilities of this type and nature, included (i) non-payment, (ii) breach of covenant, (iii) cross-default (subject to a $10 million threshold), (iv) insolvency or bankruptcy, (v) arrest and detention of a mortgaged vessel for a period of more than 30 days, (vi) misrepresentation, (vii) breach of a material contract, (viii) cessation of business and (ix) material adverse change. After the occurrence of an event of default which was continuing, the agents may, and should if so directed by the 66.67% or more of the lenders cancel the loan commitments, declare all amounts outstanding immediately due and payable and/or exercise its rights under the security documents.

The Restructuring Financing Agreements also restricted our ability to:
•
Charter-in vessels. Our aggregate exposure for chartering-in vessels (including exposure under FFAs entered into for speculative purposes) for a remaining term that exceeds six months should not exceed an amount equal to a charter-in day rate of $25,000 payable on 50% of all vessels owned by us for a period of 24 months (for example, if we time chartered-in vessels at an average rate of $25,000 per day over a 24-month period, we would be able to charter-in 38 vessels, including TORM Loke, TORM Atlantic, TORM Astrid and the OCM Newbuildings).

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
On February 6, 2020, the Term Facility 1 was refinanced by the Syndicated Facilities Agreement and the HCOB Facility. The Working Capital Facility was replaced by a working capital facility being part of the Syndicated Facilities Agreement.
•	The Term Facility 2
On January 6, 2017, we entered into a $130 million syndicated term loan facility, ("Term Facility 2"), with Danske Bank A/S as Agent and Security Agent and ABN AMRO NV, DVB Bank SE and ING Bank NV as arrangers and lenders. TORM plc was the borrower under this facility, which was guaranteed by TORM A/S and VesselCo 10 Pte. Ltd., our wholly-owned subsidiary and owner of the nine of our MR product tanker vessels which served as collateral under the facility. The Term Facility 2 was entered into to partially refinance nine MR product tanker collateral vessels and for general corporate purposes. The Term Facility 2 was secured by first priority mortgages over the nine MR collateral vessels as well as first priority assignments in respect of each of the vessel's insurances, earnings, requisition compensation, bareboat charters, share security in the shares of our vessel-owning subsidiary, hedging contract assignments and intra-group loan assignments. The facility bore interest at a rate of LIBOR plus a margin of 2.75% per annum and had a final maturity date of March 31, 2022. The Term Facility 2 was fully utilized on January 27, 2017, when we drew down $126 million. On May 10, 2019 we agreed with the lenders under the Term Facility 2 that a mandatory prepayment of up to $13.5 million related to the sale and leaseback of TORM Torino was waived with the purpose of financing seven retrofit scrubbers, to be installed on the vessels mortgaged under Term Facility 2. The loan tranche relating to TORM Torino was prepaid on July 17, 2019. On August 13, 2019, the loan tranche relating to TORM Titan was repaid in conjunction with the sale and leaseback of TORM Titan. Borrowings under each of the remaining seven vessel tranches were repayable in 20 equal consecutive quarterly installments of $2 million each with a balloon payment on the maturity date.
The facility had the following financial covenants tested on a semi-annual basis which required us to maintain, among other things:
•	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•
Minimum liquidity requirement. A minimum liquidity greater than or equal to the higher of $75 million and 5% of our total debt, of which cash and cash equivalents, excluding restricted cash shall make up the greater of $40 million or 5% of our total debt.

On February 6, 2020, the Term Facility 2 was refinanced by the Syndicated Facilities Agreement and the HCOB Facility.
ING Facility
On September 8, 2017, we entered into a secured term loan facility with ING Bank NV (the "ING Facility"), which provided us with borrowings of up to $47 million which we used to partially finance the purchase of two Hyundai Mipo MR newbuildings (the "Newbuilding Tranche"), and to partially refinance outstanding indebtedness of our 2002-built MR product tanker TORM Amazon (the "Refinancing Tranche"). TORM plc was the borrower under the ING Facility, and TORM A/S and our wholly-owned subsidiary which owns the security vessels served as guarantors. The ING Facility had a term of seven years, bore interest at a rate of LIBOR plus a margin of 2.05% per annum and was repayable in quarterly installments and a balloon payment on the maturity date of September 4, 2024. The ING Facility was secured by first priority mortgages over the security vessels as well as first priority assignments in respect of each of the vessel's insurances, earnings and accounts, share security in the shares of our vessel-owning subsidiary and irrevocable joint and several guarantees from the guarantors. The ING Facility contained substantially the same financial covenants, default provisions, undertakings and restrictions as contained in the Term Facility 2, described above.
On February 6, 2020, the ING Facility was refinanced by the Syndicated Facilities Agreement and the HCOB Facility.

ABN Facility
On May 7, 2018, we entered into a secured term loan facility with ABN AMRO Bank NV (the "ABN Facility"), which provided us with borrowings of up to $70 million to partially finance the purchase of the two LR1 Product Tankers Newbuildings and one MR Product Tanker Newbuilding under contract with GSI. The MR Product Tanker Newbuilding was delivered in the fourth quarter of 2019 and the two LR1 Product Tanker Newbuildings were delivered in the first quarter of 2020. TORM plc was the borrower under the ABN Facility, and TORM A/S and our wholly-owned subsidiary which owns the security vessels served as guarantors. The ABN Facility had a term of five years, bore interest at a rate of LIBOR plus a margin of 2.10% per annum and was repayable in quarterly installments and three balloon payments five years after the drawdown on each tranche. The ABN Facility was secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel's insurances, earnings and accounts, share security in the shares of our vessel-owning subsidiary and irrevocable joint and several guarantees from the guarantors. The ABN Facility contained substantially the same financial covenants, default provisions, undertakings and restrictions as contained in the Term Facility 2, described above. On February 8, 2019, we entered into an agreement with ABN AMRO to increase the amount under the ABN Facility by $3.7 million to finance scrubber installations on the security vessels.
On February 6, 2020, the ABN Facility was refinanced by the Syndicated Facilities Agreement and the HCOB Facility.
•	Sale and leasebacks
During the first and second quarters of 2017, we entered into sale and leaseback agreements and bareboat charters for the LR2 tanker, TORM Helene, and two MR tankers, TORM Mary and TORM Vita, pursuant to which we sold the vessels to Flora Co., Ltd., Grange Co Pte. Ltd, Singapore and Jellicoe Co., Ltd., respectively, and concurrently we chartered in the three vessels each for a period of 58 months from the delivery date plus 50 more days at our option. These three sale and leaseback transactions are treated as financial leases but have no purchase obligation attached. We have during the course of the 2020 exercised the option to purchase the vessels and subsequently sold them to third parties. In the third quarter of 2019, we entered into sale and leaseback agreements and corresponding bareboat charters with four separate Japanese and Chinese counterparties for eight of our vessels: the four 2011 MR Vessels, as well as TORM Torino, TORM Titan, TORM Alice and TORM Alexandra. We have options to purchase TORM Alice and TORM Alexandra from the counterparty in both 2024 and 2026, and obligations to purchase the four 2011 MR Vessels, TORM Torino and TORM Titan from the respective counterparties in 2025, 2024 and 2026, respectively.
Scrubbers Commitment
On August 6, 2020, we received a commitment for the financing of scrubbers and ballast water treatment systems on four vessels from the leasing company that provided the funding of the four 2011 MR vessels. The commitment is made as an increase of the existing leasing agreement. The drawdown of the amount will be approximately $11 million and will be made when all asset installations are finalized in 2021.
Cash flow
Consolidated cash flow for the years ended December 31, 2020, 2019 and 2018
For a discussion of cash flows for the year ended December 31, 2020 compared to December 31, 2019, reference is made to "Financial Review 2020⸻Liquidity and Cash Flow" on page 46 and to our Consolidated Cash Flow Statement for the Year Ended December 31, 2020 and 2019 on page 110 of our Annual Report 2020.
For a discussion of cash flows for the year ended December 31, 2019 compared to December 31, 2018, reference is made to "Financial Review 2019⸻Liquidity and Cash Flow" on page 41 and to our Consolidated Cash Flow Statement for the Year Ended December 31, 2019 and 2018 on page 105 of our Annual Report 2019, furnished to the SEC on Form 6-K on March 11, 2020.
There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to TORM plc.

Capital Expenditures of TORM plc
The table below presents our capital expenditures for the years ended December 31, 2020, 2019 and 2018.

Capital Expenditures	2020	2019	2018
(USD million)
Acquisition of vessels and capitalized dry-docking	102.5	81.3	162.7
Prepayments on newbuildings	65.1	301.8	38.9
Total	167.6	383.1	201.6

Capital expenditures for the years ended December 31, 2020, 2019 and 2018 consisted primarily of investments in vessels and capitalized dry-docking and newbuildings. For the year ended December 31, 2020, TORM's prepayments on newbuildings amounted to $65 million compared to $302 and $39 million for the years ended December 31, 2019 and 2018, respectively. For 2020, TORM plc's investments related to vessels and capitalized dry-docking amounted to $103 million compared to $81 and $163 million in 2019 and 2018, respectively. TORM invested a total of $168 million during 2020 compared to $383 and $202 million invested during 2019 and 2018, respectively.
C.	Research and Development, Patents and Licenses, etc.
Not applicable.
D.	Trend Information
Reference is made to "The Product Tanker Market" on pages 16-19 of the Annual Report 2020 and to "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry".
E.	Off-Balance Sheet Arrangements
As of December 31, 2020, other than the ones described in "Contractual Obligations" below, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.
F.	Tabular Disclosure of Contractual Obligations
Reference is made to Note 18— "Contractual rights and obligations" in our Annual Report 2020.
G.	Safe Harbor
See "Cautionary Statement Regarding Forward-Looking Statements" at the beginning of this annual report.
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
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

The business address of each of our Directors and Senior Management is TORM plc, Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.
Name	Age	Position	Date of expiry of current term (for Directors)
Christopher Helmut Boehringer	50	Chairman	2022 Annual General Meeting
David Neil Weinstein	61	Deputy Chairman (appointed by the holder of the B Share)	Serves until removed by the B shareholder
Annette Malm Justad	62	Board Member	2022 Annual General Meeting
Pär Göran Trapp	59	Board Member	2022 Annual General Meeting
Rasmus Johannes Skaun Hoffman	43	Board Observer (Employee Representative) (1)

Torben Janholt	74	Board Observer (1)
Jeffrey Scott Stein	51	Minority B Share Board Observer(1)	Serves until removed by the B shareholder
Jacob Balslev Meldgaard	52	Executive Director and Chief Executive Officer of TORM A/S
Kim Balle	52	Chief Financial Officer of TORM A/S
Lars Christensen	54	Senior Vice President and Head of Projects of TORM A/S
Jesper Søndergaard Jensen	51	Senior Vice President and Head of Technical Division of TORM A/S
Christian Gorrissen	56	Board Observer (Employee Representative) (1)

(1) Board Observers are appointed by the Company's Directors and may be removed by the Directors at any time for any reason. Board Observers can attend and speak at meetings of the Board of Directors but cannot vote.
Biographical information concerning the Directors and our Senior Management Team is set forth below.
Christopher Helmut Boehringer serves and has served as Chairman of our Board of Directors since August 2015. In addition, Mr. Boehringer is Chairman of TORM's Nomination Committee and the Remuneration Committee and a member of  the Risk Committee. Mr. Boehringer stepped down as Chairman of the Risk Committee on 1 January 2021. Mr. Boehringer is also Managing Director and Head of Europe, Oaktree Capital Management (International) Limited.and has held various executive positions within Oaktree since 2006.  Mr. Boehringer also serves as a member of the Board of Directors of, Utmost Group Limited and Oaktree Capital Management (International) Limited. Mr. Boehringer holds a Bachelor of Arts in Economics from Harvard University and a Masters of Business Administration from INSEAD.
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
Annette Malm Justad serves and has served as a member of our Board of Directors since April 2020, and was formerly a Board Observer since August 2019. Ms. Justad is partner at Recore Norway AS, also and serves as chair of the Board of Directors of Store Norske Spitsbergen Kulkompani AS, and American Shipping Company ASA, RECSilicon ASA and Norske tog AS. She is a member of the Board of Directors of Awilco LNG ASA, Småkraft AS and PowerCell Sweden AB. From 2006-2010 she served as the CEO of Eitzen Maritime Services ASA. Ms Justad has more than 20 years of executive experience from shipping and industry including CEO of Oslo listed Eitzen Maritime Services ASA from 2006-2010. Ms. Justad holds a Master degree in Technology Management from the Norwegian University of Science and Technology/Massachusetts Institute of Technology/Norwegian School of Economics and a Master degree in Chemical Engineering from the Norwegian University of Science and Technology.
.

Pär Göran Trapp serves and has served as a member of our Board of Directors since August 2015. In addition Mr. Trapp is Chairman of TORM's Audit Committee and Risk Committee. Mr. Trapp was with Morgan Stanley from 1992 to 2013 where he started as crude oil trader, then became Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA. Prior to joining Morgan Stanley, Mr. Trapp was crude oil trader at Statoil. Mr Trapp is a founding director of energy advisory boutique Energex Partners. Other Board directorships Board member of Energex Partners Ltd. Mr. Trapp holds a Master of Science degree in Economics and Business Administration from the Stockholm School of Economics.
Rasmus Johannes Skaun Hoffmann is and has been a Board Observer since April 2016 and before that time served as a member of our Board of Directors since April 2011. Mr. Hoffman has been employed with us since 2003 and serves as chief engineer. Mr. Hoffman also serves on the Board of Directors of TORM A/S.
Torben Janholt serves as a Board Observer, and formerly served as a member of our Board of Directors since August 2015. In addition, Mr. Janholt also serves as chief executive officer of Pioneer Marine Inc., chief executive officer of Pioneer Marine Hellas S.A., chief executive officer of Just Water ApS, chairman of the board of directors of Otto Suenson & Co. A/S, and member of the board of directors of Pioneer Marine Inc. Singapore, Pioneer Marine Hellas S.A., A/S United Shipping & Trading Company, Bunker Holding A/S, Uni-Chartering A/S and Uni-Tankers A/S. Mr. Janholt has served as chairman of the board of directors of Lauritzen Tankers A/S, Lauritzen Ship Owner A/S, LB Ship Owner A/S, LK Ship Owner A/S, Shipinvest A/S, Lauritzen Offshore Services A/S and LT Ship Owner A/S and member of the board of directors of KRK 4 ApS, Shipping Holding A/S, A/S Dan-bunkering Ltd., Shipping.dk Chartering A/S, Ship-ping.dk A/S, Shipping.dk Køge A/S, Grenå Stevedore- og Pakhusforretning ApS, Fin-Trans A/S, A/S Global Risk Management Ltd., Sønderjyllands-Terminalen A/S, Bunker Holding Estate A/S, Jyllands-Terminalen A/S, Shipping.dk Aabenraa A/S, CVR: 87137511, Brilliant Maritime Services S.A. ApS, Lauritzen Tankers Ship Owner A/S, Axis Offshore A/S, Shipping.dk Road Division A/S, Lauritzen Reefers A/S, CVR nr.: 15251549, Shipping.dk Middelfart A/S, Outforce A/S, Shipping.dk Kalundborg A/S, LB Ship Owner II A/S, KPI Bridge Oil A/S and Lloyd Copenhagen ApS. In addition, Mr. Janholt has served as a member of the executive management of KRK 4 ApS, Axis Offshore A/S, Lauritzen Reefers A/S, CVR: 15251549, LB Ship Owner II A/S, Lauritzen Offshore Services A/S and J. Lauritzen A/S. Mr. Janholt holds a Certificate in Business Administration from Niels Brock Business College, Denmark and has attended Executive Management Programs at IESE in Spain, Harvard Board education course in Copenhagen, IMD in Switzerland and CEDEP/INSEAD Management School in France.
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
Christian Gorrissen serves and has served as Head of Legal of TORM A/S since June 2011. Prior to joining the Company he served as Head of Legal of Maersk Contractors from 1999-2006, Deputy General Counsel of the A.P.Moller-Maersk Group from 2006-2008 and as Managing Director of Maersk Drilling Australia Pty. Ltd. from 2008-2011. Mr. Gorrissen holds a Master of Laws degree from the University of Copenhagen, is an advocate admitted to the Supreme Court of Denmark and has attended the International Executive Program at Insead in France.
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
Jesper Søndergaard Jensen serves and has served as the Senior Vice President and Head of Technical Division of TORM A/S since September 2014. Prior to joining the Company, Mr. Jensen served as Senior Vice President and Technical Manager at Clipper Group and Fleet Group Manager, Manager and Chief Engineer at Maersk Group. Mr. Jensen holds a Bachelor of Technology Management degree in Marine Engineering from the Maritime and Polytechnic College in Denmark and an Executive Masters of Business Administration from Henley Business School in the United Kingdom. Other Board directorships. Mr Jensen is Chairman of ME Production China and is a Director of the Clean Shipping Alliance.

B.	Compensation
At the general meeting held on April 15, 2020, our shareholders reapproved the remuneration policy, with effect from the date of the meeting, which includes overall guidelines for incentive pay for the Board of Directors and our Senior Management Team (defined below). During 2020, the Committee wished to undertake a further review of the Remuneration Policy that was approved by the shareholders at the Annual General Meeting. The Committee reviewed the policy and in particular the section related to fees paid to our Non-Executive Directors and CEO. Their conclusion was, that it is appropriate to propose some amendments to the Company's Remuneration Policy. The Company is required, under the UK Companies Act 2006, to prepare a Remuneration Report for each financial year.
For information about compensation to our non-executive directors, reference is made to page 84 of the "Remuneration Committee Report" in the Annual Report 2020.
Executive Management Compensation
Our Senior Management Team, which is comprised of Jacob Meldgaard, our Executive Director and principal executive officer of TORM plc, the Chief Executive Officer of TORM A/S, Kim Balle, our principal financial officer and the Chief Financial Officer of TORM A/S, Jesper Jensen, the Head of the Technical Division of TORM A/S and Lars Christensen, the Head of Projects of TORM A/S, receive compensation consisting of a fixed base salary, cash-based bonus incentives paid out in 2021 under our performance bonus program, discussed below, and customary executive fringe benefits. We have not granted loans, issued guarantees or undertaken similar obligations to or on behalf of members of our Senior Management Team.
In 2020, the aggregate compensation paid by the Group to Jacob Meldgaard for his role as Executive Director and principal executive officer of TORM plc and as the Chief Executive Officer of TORM A/S amounted to $2,432,000, which includes the fee payable to Mr. Meldgaard for his service on the Board of Directors. We have not allocated funds to provide pension, retirement or similar benefits to Mr. Meldgaard.
In 2020, the aggregate compensation paid by the Group to the other members of our Senior Management Team (excluding Mr. Meldgaard) was $2,053,198, which includes an aggregate of $126,726 allocated for pensions for these individuals.
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
For information on RSUs granted to Mr. Meldgaard pursuant to the LTIP, reference is made to the "Remuneration Committee Report —Long-Term Incentive Program—Restricted Share Units Granted" on pages 81-82 of the Annual Report 2020.
During 2020, the members of our Senior Management Team other than Mr. Meldgaard were granted an aggregate of 382,800 RSUs as part of each executive's annual grant. Each RSU entitles the other members of our Senior Management Team to acquire one Class A common share, subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date. Vested RSUs may be exercised at a price of DKK 64.3 per Class A common share for a period of twelve months after the vesting date. Assuming 100% vesting and based on the Black-Scholes model, the aggregate RSU grant in 2020 to the other members of our Senior Management Team would be approximately $364,959.

Performance Bonus Program 2020
For information on the cash performance bonus received by Mr. Meldgaard for the financial year 2020, reference is made to "Remuneration Committee Report —Performance Bonus 2020" on page 81 of the Annual Report 2020.
During the financial year 2020, the members of our Senior Management Team other than Mr. Meldgaard received cash performance bonuses in an aggregate amount of $595,797 which is directly linked to the fulfillment of specific performance metrics, which include developments in the price of our shares and our cost base (up to 50% of the base salary of each executive).
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
For a description and terms of reference of the committees of our Board of Directors, reference is made to "Corporate Governance—Board Committees" on page 64 and the individual reports of our Audit Committee, Risk Committee, Nomination Committee and Remuneration Committee on pages 69-87 of our Annual Report 2020.
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
As of December 31, 2020, we employed approximately 332 people in our offices in Denmark, India, the Philippines, Singapore, United Kingdom and the United States, excluding seafarers, who work on our vessels. For a breakdown of the geographic locations of our employees, please see "Item 4. Information on the Company⸻D. Property, Plants and Equipment."
E.	Share Ownership
The table below shows, in relation to each of our directors and members of our Senior Management Team, the total number of shares owned and the total number of Restricted Share Units, or RSUs, held as of 1 March, 2021. The RSUs granted to our Executive Director, Jacob Meldgaard, were received for his role as Chief Executive Officer of TORM A/S.
Directors and Executive officers	Class A Common shares held	Unvested RSUs	Vested RSUs
Christopher H. Boehringer	21,204
David Weinstein	5,000
Göran Trapp	12,820
Annette Malm Justad	2,700
Jacob Meldgaard	255,411	255,345	510,690
All other executive officers in the aggregate	*	708,889	641,543

*Our remaining executive officers individually each own less than 1% of our outstanding shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
The following table sets forth the beneficial ownership of our Class A common shares, par value $0.01 per share, as of the date of this annual report, by beneficial owners of 5% or more of the common shares. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share held (excluding the B share and the C share).
	Class A Common Shares Beneficially Owned
Name	Number		Percentage(1)
Njord Luxco(3)(4)	53,252,767	(2)	71.6%
_________________________
(1)	Calculated based on 74,827,785 Class A common shares (excluding treasury shares) outstanding as of December 31, 2020.
(2)	Based upon the "Notification of Major Holdings" that the Company received and furnished to the SEC on Form 6-K on September 14, 2020.
(3)
According to Schedule 13D filed with the SEC on September 14, 2020 and information provided by Njord Luxco, the business address of Njord Luxco is OCM Njord Holdings S.à.r.l, 26A, Boulevard Royal L-2449, Luxembourg, Luxembourg. The majority shareholder of Njord Holdings is OCM Luxembourg OPPS IX S.à.r.l.  The majority shareholder of OCM Luxembourg OPPS IX S.à.r.l is Oaktree Opportunities Fund IX, L.P.  The general partner of Oaktree Opportunities Fund IX, L.P. is Oaktree Opportunities Fund IX GP, L.P.  The general partner of Oaktree Opportunities Fund IX GP, L.P. is Oaktree Opportunities Fund IX GP, Ltd.  The sole director of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Capital Management, L.P. Oaktree Capital Group, LLC indirectly controls Oaktree Capital Management, L.P.  Oaktree Capital Group, LLC is controlled by its ten-member board of directors, none of whom individually have control and each of whom are appointed by Oaktree Capital Group Holdings GP, LLC and Brookfield Asset Management, L.P. The address for all of the entities identified above is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(4)
Njord Luxco is the holder of the sole outstanding Class C share. The Class C share has 350,000,000 votes at the general meeting in respect of specified matters, including election of members to our Board of Directors (other than the Deputy Chairman) and certain amendments to the Articles of Association. See "Item 10. Additional Information—A. Share Capital —Our Shares—Class C Share".

As of December 31, 2020, we had a total of 2,187,454 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. Assuming the full vesting and exercise of our outstanding RSUs, this would result in the issuance of 2,187,454 additional Class A common shares representing approximately 3% of our issued and outstanding Class A common shares.
The sole outstanding B share is held by a trustee on behalf of non-Oaktree shareholders to provide certain minority protections. The B Share has one vote at the general meeting and the right to elect the Deputy Chairman of our Board of Directors and one Board Observer, both of which have been elected. See "Item 10. Additional Information—A. Share Capital —Our Shares—Class B Share".
As of February 26, 2021, our sole shareholder of record located in the United States was Cede & Co., a nominee of The Depository Trust Company, which held 26,556,754 Class A common shares, representing 35.7% of our issued and outstanding Class A common shares on that date.
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
During 2020, TORM's transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of $11.7 million in total. The joint venture will continue to assist TORM in installing scrubbers in 2021.
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
In 2020, the Group was involved in two cargo claims, both relating to one customer having issued indemnities to TORM for the safe discharge of cargoes, and not being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of bills of lading. Legal action has been initiated by the Group in the UK and in India against the customer and a number of individual owners and management representatives. The proceedings are ongoing. The Group has made provisions totaling of $ 18.3 million relating to the two claims.
The Group is involved in some other legal proceedings and disputes. It is management's opinion that the outcome of these proceedings and disputes should not have any material impact on the Group's financial position, results of operations and cash flows.

Distribution Policy
Reference is made to "Investor Information—Distribution Policy" on page 98 of our Annual Report 2020.
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
Principal Markets
Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol "TRMD A" and on Nasdaq New York under the symbol "TRMD". The B share and C share are not listed for trading on any exchange. See "Item 10. Additional Information".
B.	Plan of Distribution
Not applicable.
C.	Markets
Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol "TRMD A" and on Nasdaq New York under the symbol "TRMD".
D.	Selling Shareholders
Not applicable.
E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.
ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital
Issued and Authorized Capitalization
As of December 31, 2020, our share capital consisted of 74,855,929 Class A common shares, par value $0.01 per share, one Class B share, par value $0.01 per share, and one Class C share, par value $0.01 per share. As of December 31, 2020, and the date of this annual report, we have 493,371 treasury shares.

At the Company's 2016 Annual General Meeting of Shareholders, the Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expire on March 14, 2021. The Board of Directors sought renewal of this existing authority at the 2020 Annual General Meeting of Shareholders and this resolution was approved. For a description of the share authorities granted to our Board of Directors, reference is made to "Director's Report—Share Capital" on pages 99-101 of our Annual Report 2020.
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
Class C share. The one outstanding Class C share, par value $0.01, is held by Njord Luxco. The holder of the Class C share has 350,000,000 votes at our general meetings on specified matters, described below. Based on Njord Luxco's share ownership as of the date of this annual report of 53,252,767 Class A common shares and the C share, Njord Luxco has 403,252,767 votes.
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
The Class C share has no pre-emption rights in relation to any issue of new shares of other classes and effectively carries no right to receive dividends, liquidation proceeds or other distributions from us. The Class C share may not be transferred or pledged, except to an affiliate of Njord Luxco or pursuant to redemption by us. The Class C will be automatically redeemed when Njord Luxco and its affiliates cease to beneficially own at least one third of our issued Class A common shares. The voting rights attached to the Class C share have the practical effect of allowing Njord Luxco to control the Board of Directors of TORM plc and to make amendments to the Articles of Association proposed by the Board of Directors, other than amendments to the minority protections. Even when Njord Luxco holds only a third of the issued Class A common shares, the votes cast by Njord Luxco would represent approximately 88% of the votes that may be cast on resolutions on which the Class C share may vote.
The reserved matters set forth in our Articles of Association require either the approval of a majority of our Board including our Chairman and Deputy Chairman or the approval of a resolution approved by at least 70% or 86% of the votes capable of being cast. Please see "Item. 10. Additional Information— B. Memorandum and Articles of Association".
Our Share History
Reference is made to "Investor Information—Changes to the Share Capital" on page 98 of the Annual Report 2020.
Treasury Shares
As of December 31, 2020, we had 493,371 treasury shares.

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
Following the Private Placement in January 2018 and pursuant to the terms of the instrument governing our warrants, the number and subscription price of the warrants were adjusted.  On July 13, 2020, the remaining 4,701,864 warrants expired unexercised.
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
In 2018 the Board agreed to grant a total of 944,468 RSUs to other members of management and an additional 766,035 RSUs to the Executive Director (the "2018 RSUs"). The 2018 RSUs to both other management and the Executive Director are subject to a three-year vesting period, with one-third of the grant amount vesting at each anniversary date beginning on January 1, 2019. The exercise price of each vested 2018 RSU was at time of allocation DKK 53.7, which corresponds to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before the date of the General Meeting on April 12, 2018 plus a premium of 15%. Vested 2018 RSUs may be exercised for a period of 360 days after each vesting date. The grant to the Executive Director represented the unvested portion, or approximately 60%, of the RSUs that he was granted in 2016, which were subject to a five-year vesting period, and which he has agreed not to exercise.
In 2019, the Board agreed to grant a total of 1,001,100 RSUs to other members of management (the "2019 RSUs"). The 2019 RSUs were issued on the same vesting terms as the 2018 RSUs and had an exercise price of DKK 49.7 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before March 12, 2019, the date of publication of the Annual Report 2018, plus a premium of 15%. In December 2019, the CEO was informed that he would receive two additional tranches of 255,200 RSUs in 2021 and 2022, respectively. The first will vest in equal installments over three years beginning January 1, 2022. The second will vest in equal installments over three years beginning January 1, 2023. The strike price for each tranche will be determined as the average of 90 days before publication of the TORM plc Annual Report plus a 15% premium. The first tranche will be based on the average share price over 90 days preceding publication of the Annual Report 2020 and the second tranche on the average share price over 90 days preceding publication of the Annual Report 2021. The exercise period for vested RSUs will be 360 days.
In 2020, the Board agreed to grant a total of 1,047,389 RSUs to other members of management (the "2020 RSUs"). The 2020 RSUs were issued on the same vesting terms as the 2018 RSUs and 2019 RSUs and had an exercise price of DKK 69.9 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before March 11, 2020, the date of publication of the Annual Report 2019, plus a premium of 15%. The exercise period for vested RSUs will be 360 days.
As of December 31, 2020, 2,187,454 RSUs were outstanding. 541,807 of the 2018 RSUs and 95,276 of the 2019 RSUs have been exercised. Based on the Black-Scholes model, the theoretical market value of the RSU allocations in 2018, 2019 and 2020, around the time of issuance, was calculated at $2.3 million, $ 1.7 million and $1.3 million, respectively. See "Item 6. Directors, Senior Management and Employees—B. Compensation" and "—E. Share Ownership".

B.	Memorandum and Articles of Association
The description of TORM plc's Memorandum and Articles of Association is incorporated by reference to our Registration Statement on Form 20-F (Registration No. 001-38294), as amended, which was filed with the SEC on November 24, 2017. The Company's Articles of Association are filed as Exhibit 1.1 hereto and are incorporated by reference into this annual report.
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
U.S. Federal Income Tax Considerations
The following are the material U.S. federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership and disposition of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares relevant to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the U.S. dollar, investors that are or own our common shares through partnerships or other pass-through entities, investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, persons that will hold the common shares as part of a hedging transaction, "straddle" or "conversion transaction," persons who are deemed to sell the common shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is included on an "applicable financial statement," persons subject to the "base erosion and anti-avoidance" tax and persons who are liable for the alternative minimum tax, may be subject to special rules. The following discussion of United States federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as in effect or in existence on the date of this annual report, and all of which are subject to change, possibly with retroactive effect. This discussion does not address any aspect of state, local or any U.S. federal tax considerations other than income taxation, such as estate or gift taxation or unearned income Medicare contribution taxation. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. The discussion below is based, in part, on the description of our business as described in this annual report and assumes that we conduct our business as described in this annual report. Unless otherwise noted, references in the following discussion to the "Company," "we," "our," and "us" are to TORM plc and its subsidiaries on a consolidated basis.

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
We and/or one or more of our subsidiaries (collectively referred to as "we" for purposes of this paragraph) may qualify for exemption from tax under the terms of the U.S.-UK Income Tax Treaty or U.S.-Denmark Income Tax Treaty. Whether we so qualify depends, among other things, on whether we satisfy the Limitation on Benefits article of the applicable U.S. income tax treaty. In particular, we would generally satisfy the Limitation on Benefits article if we can establish that we are engaged in the active conduct of a trade or business in the UK or Denmark, whichever is applicable, our U.S. source shipping income is derived in connection with, or is incidental to, such trade or business, and such trade or business activity in the applicable treaty jurisdiction is substantial in relation to our trade or business activity in the United States. Additionally, we may also be able to satisfy the Limitation on Benefits article of the U.S.-Denmark Income Tax Treaty if we can establish that our principal class of shares is regularly traded on a recognized stock exchange, such as Nasdaq Copenhagen, and either (i) primarily traded on a recognized stock exchange located in Denmark, or (ii) our primary place of management and control is in Denmark, our country of residence. For this purpose, our Class A Common Shares would generally be considered our primary class of shares if the Class A Common Shares represent more than 50% of the voting power and value of the Company. Additionally for this purpose, our Class A Common Shares would be treated as regularly traded if the Class A Common Shares are traded in more than de minimis quantities each quarter, and if the aggregate number of Class A Common Shares traded during the prior taxable year is at least 6% of the average number of Class A Common Shares during such prior taxable year. Given the legal and factual uncertainties in making the foregoing determination, there can be no assurance that we will qualify for exemption from tax under a U.S. income tax treaty, or that the IRS or a court of law will agree with our determination in this regard.

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

Even if our common stock was considered to be "regularly traded" on an established securities market, the Treasury Regulations provide, in pertinent part, that a class of stock of a foreign corporation will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, within the meaning of the Treasury Regulations, on more than half the days during such taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which persons we refer to as "5% shareholders" and the rule as the "5% override rule".
For purposes of identifying our 5% shareholders, we are permitted to rely on Schedule 13G and Schedule 13D filings with the SEC. Even if our stock was considered "regularly traded" on an established securities market, we believe the 5% override rule would have been triggered and that we would not be able to rely on Section 883 for exemption from United States federal income taxation on our U.S. source shipping income.
Therefore, if we cannot qualify for benefits under an applicable U.S. income tax treaty, we would be subject to United States taxation on our U.S. source shipping income. We intend to take the position that we qualify for benefits of the U.S.-U.K. income tax treaty for purposes of Section 883.  Therefore, we expect to be exempt from U.S. federal income taxation on U.S. source shipping income.
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
Net Basis and Branch Tax Regimes. To the extent the benefits of Section 883 or an applicable U.S. income tax treaty are unavailable and the U.S. source shipping income of a subsidiary is considered to be "effectively connected" with the conduct of a U.S. trade or business, as discussed below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal income tax currently imposed at the corporate rate of 21%. In addition, such subsidiary may be subject to the U.S. branch profits tax, at a rate of 30% or such lower rate as may be provided by an applicable U.S. income tax treaty, on earnings "effectively connected" with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of a relevant subsidiary's U.S. trade or business.
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
Special rules may apply to any "extraordinary dividend" — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in a share of our common stock — paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income", then any loss derived by a non-corporate U.S. holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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
Dividends distributed to the holders of Class A common shares of TORM A/S to TORM plc
Under Danish tax law, dividends paid on shares in a Danish company to a foreign company are normally subject to dividend withholding tax of 27%. However, the foreign company receiving the dividends will as a main rule be subject to a final Danish withholding tax of 22% provided the recipient files certain documentation and reclaims the excess tax from the Danish tax authorities.
Dividends paid on shares in a Danish company are as a starting point exempt from Danish withholding tax when the foreign receiving company owns at least 10% of the Danish distributing company, the foreign receiving company is tax resident in a state which has a tax treaty with Denmark, and the Danish taxation should be reduced or eliminated in accordance with a tax treaty between Denmark and the state in which the receiving company is domiciled.
When considering whether a tax treaty can be applied (thereby enabling exemption from Danish withholding taxes on dividend distributions), the Danish tax authorities do consider a number of other criteria, including whether the foreign receiving company is the beneficial owner, and whether the structure can be challenged based on general anti-avoidance rules introduced in 2015.
If these conditions for exemption are not fulfilled, Danish withholding tax of 27% (potentially reduced to 22%) will be triggered on such dividend distributions from TORM A/S.

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

Corporate Shareholders
Shareholders within the charge to United Kingdom corporation tax which are "small companies" (for the purposes of United Kingdom taxation of dividends) will generally not expect to be subject to tax on dividends from the Company.  A "small company" for the purposes of United Kingdom taxation of dividends means broadly a company that is a micro or small enterprise as defined in the Annex to Commission Recommendation 2003/361/EC of 6 May 2003 subject to certain exceptions.
Other shareholders within the charge to United Kingdom corporation tax will not be subject to tax on dividends from the Company as long as the dividends fall within an exempt class and certain conditions are met. For example: dividends paid to companies holding less than 10% of the issued share capital of the payer (or any class of that share capital, which here refers to the Class A common shares) are generally dividends that fall within an exemption in respect of "portfolio holdings" (subject to the application of relevant anti-avoidance rules). Other exemptions may also apply (subject to the applications of relevant anti-avoidance rules).
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
Taxation of Chargeable Gains
Individual Shareholders
A disposal of the Class A common shares may give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom capital gains tax, depending on the circumstances and subject to any available exemption or relief. The rate of capital gains tax in respect of shareholdings is 10% for individuals who are subject to income tax at the basic rate and 20% to the extent that an individual's chargeable gains, when aggregated with his or her income chargeable to income tax, exceed the basic rate band for income tax purposes. An individual shareholder is entitled to realize an exempt amount of gains (£12,300 in the 2020/21 tax year) in each tax year without being liable to tax.
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
Corporate Shareholders
Where a shareholder is within the charge to United Kingdom corporation tax, including cases where it is not resident (for tax purposes) in the United Kingdom, a disposal of the Class A common shares may give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom corporation tax at a rate of 19% (though only in respect of charges shown by the retail prices index to December 2017), depending on the circumstances and subject to any available exemption or relief. Indexation allowance may reduce the amount of chargeable gain that is subject to corporation tax, but may not create or increase any allowable loss.  Special rules may apply to match disposals with multiple acquisitions of the Class A common shares.
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
Following the European Court of Justice decision in HSBC Holdings Plc and Vidacos Nominees Ltd v The Commissioners for Her Majesty's Revenue & Customs (C-569/07) and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v The Commissioners for Her Majesty's Revenue & Customs (TC/2009/16584), HMRC has confirmed that 1.5% SDRT is no longer payable on new shares issued  into a clearance service or depositary receipt system, nor on transfers to a clearance service or depositary receipt system where such transfers are integral to the raising of new capital. Following the United Kingdom's exit from the European Union on 31 January 2020, the agreement for the withdrawal of the United Kingdom from the European Union provided for a transition period which ended on 31 December 2020.   HMRC has confirmed that the 1.5% charge will remain disapplied, as described above, under the terms of the European Union (Withdrawal) Act 2018 following the end of the transition period.  That this will remain the position until such time that the United Kingdom's stamp taxes on shares legislation is amended.  We recommend that advice is sought before any payment of the 1.5% charge is made.
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
TORM plc
Tuborg Havnevej 18
DK-2900 Hellerup, Denmark
Tel: 45 39 17 92 00

I.	Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Reference is made to Note 20—"Risks Associated with TORM's Activities" on pages 141-144 of our Annual Report 2020.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II.
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.	CONTROLS AND PROCEDURES
A.	Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15e under the Securities Act of 1934) as of December 31, 2020. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2020 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B.	Management's Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2020 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2020 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
C.	Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of the Company's registered public accounting firm because as an emerging growth company, we are exempt from this requirement.
D.	Changes in Internal Control Over Financial Reporting
In July 2020, The Company went live with an updated version of our new finance and accounting system. As part of the implementation, changes were made to relevant business processes, primarily the purchase to pay process, resulting in a changed risk environment. The related control activities were redesigned in order to maintain appropriate internal control over financial reporting. There were no additional material changes in the Company's internal control over financial reporting during the year that ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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
Reference is made to Note 4 —"Remuneration to Auditors Appointed at the Parent Company's Annual General Meeting" on page 125 of our Annual Report 2020 and to the "Audit Committee Report" on pages 69-73 of our Annual Report 2020.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2020, no issuer or affiliate purchases of our equity securities were made.
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
On April 15, 2020, following a vote of the shareholders and at the recommendation of the Audit Committee of the Board of Directors, EY Godkendt Revisionspartnerselskab ("EY") replaced Deloitte Statsautoriseret Revisionspartnerselskab ("Deloitte") as our new independent registered public accounting firm. Due to UK transitional provisions, the Company was required to undertake a tender and rotation of the Company's independent auditor appointment by the completion of the audit for the year ending December 31, 2020. The Audit Committee of the Board of Directors decided to launch an audit tender process in 2019 to appoint a new external auditor for the fiscal year ending December 31, 2020 to facilitate an orderly and thorough handover from Deloitte and to ensure that EY met all relevant independence criteria before the commencement of its appointment.
The reports of Deloitte on Torm plc's consolidated financial statements for the fiscal years ended December 31, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the fiscal years ended December 31, 2018 and 2019, and the subsequent interim period from January 1, 2020 through April 15, 2020, (i) Torm plc had no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) there were no "reportable events" as defined in Item 16F(a)(1)(v) of Form 20-F.
Torm plc provided Deloitte with a copy of this Form 20-F prior to its filing with the Securities and Exchange Commission and requested that Deloitte furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Deloitte's letter is attached as Exhibit 16.1 to this Form 20-F.
In connection with the audits of the Company's financial statements for each of the fiscal years ended December 31, 2018 and 2019 and from January 1, 2020 through April 15, 2020 neither Torm plc nor anyone on its behalf has consulted with EY on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Torm plc's financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue, or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.
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
Remuneration Committee. Nasdaq New York requires that a listed U.S. company have a remuneration committee consisting only of independent directors. Under English law and our Articles of Association, our Remuneration Committee is not required to consist entirely of independent directors. The UK Corporate Governance Code requires this committee to be comprised of independent directors and that the chairman of the Board of Directors not chair the Remuneration Committee, but we may choose to deviate from these requirements in the future as long as we explain why in our annual report. Currently, our Chairman of the Board, Christopher H. Boehringer, is also chair of our Remuneration Committee. For more information, see "Corporate Governance – Statement of Compliance with the UK Corporate Governance Code" on page 66 of our Annual Report 2020.
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
Shareholder Approval of Securities Issuances. Nasdaq New York requires that a listed U.S. company obtain the approval of its shareholders prior to issuances of securities under certain circumstances. In lieu of this requirement, we have elected to follow applicable practices of England and Wales for authorizing issuances of securities, which generally require (i) shareholder approval (a) by ordinary resolution to grant the directors authority to allot shares and (b) by special resolution to grant the directors authority to allot shares free of pre-emption rights (which approvals have already been granted by shareholders pursuant to the Company's shareholders resolutions dated March 15, 2016 and renewed pursuant to the Company's shareholders resolutions dated April 15, 2020); (ii) board approval and, in addition, (iii) particular board approval in certain circumstances specific to the Company including pursuant to articles 8 and 131 of the Company's articles of association, but these practices do not follow additional corporate governance guidelines that would apply to companies listed on the Main Board of the London Stock Exchange.
Shareholder Approval of Equity Compensation Plans. Nasdaq New York requires that shareholders be given the opportunity to vote on all equity-compensation plans and material amendments thereto, with limited exceptions for inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and specific types of plans. In lieu of this requirement, we have elected to follow the applicable practices of England and Wales for authorizing such plans, which do not generally require shareholder approval (except (i) in certain circumstances not applicable to the Company or (ii) where the issue of shares, or right to subscribe for or agreement to issue shares, requires further shareholder approval pursuant to applicable law beyond the shareholder approvals currently existing pursuant to the Company's shareholder resolutions dated March 15, 2016 and subsequently renewed on April 15, 2020).  Certain plans also require certain special director approval requirements to be met pursuant to articles 131.3 and 131.4.4 of the Company's articles of association.
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

Disclosure of Third Party Director and Nominee Compensation. Nasdaq New York requires U.S. companies to disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company (a "Third Party"), relating to compensation or other payment in connection with such person's candidacy or service as a director of the Company, except for such agreements and arrangements that (i) relate only to reimbursement of expenses in connection with candidacy as a director; (ii) existed prior to the nominee's candidacy and the nominee's relationship with the Third Party has been publicly disclosed in certain filings under the Exchange Act; or (iii) have been disclosed in certain other filings applicable to domestic issuers. Under the UK Companies Act, directors have a statutory duty not to accept benefits from third parties conferred by reason of (a) his or her being a director or (b) his or her doing (or not doing) anything as a director. However, as this is a general statutory duty of the directors, the Company may give authority for the receipt of benefits from third parties which would otherwise be a breach of duty. Such benefits would have to be consistent with the approved directors' remuneration policy or, if not, would need to be specifically approved by the shareholders at a general meeting. Directors additionally have a statutory duty to avoid conflicts of interest under the UK Companies Act and should declare any interests in agreements or arrangements which could give rise to such conflict so that non-conflicted directors can make judgment as to whether a conflict has arisen and/or authorize such conflict.
Director Nominations. Nasdaq New York requires that director nominees to U.S. companies' boards of directors be selected or recommended either by the vote of the board's independent directors or by a nomination committee comprised solely of independent directors. In accordance with UK law and our Articles of Association, our Nomination Committee, which is required to be composed of a majority of independent non-executive directors, identifies individuals qualified to become members of the Board of Directors and recommends nominees for election as members of the Board of Directors at the Company's Annual General Meeting of Shareholders or to fill vacancies, as needed.
Proxy Solicitation. Nasdaq New York requires U.S. companies to solicit proxies from and provide proxy statements to shareholders for all shareholder meetings and to provide copies of proxy solicitation materials to Nasdaq New York. As a foreign private issuer, we are not required to follow Nasdaq New York's proxy solicitation rules, and consistent with UK law and our Articles of Association, we will notify our shareholders of meetings between 14 and 28 days prior to the meeting date. The notification will contain, among other things, information regarding business to be transacted at the meeting.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III.
ITEM 17.	FINANCIAL STATEMENTS
See "Item 18. Financial Statements."
ITEM 18.	FINANCIAL STATEMENTS
The financial statements required by this item accompany this annual report in the form of our Annual Report 2020 (see Item 19).
ITEM 19.	EXHIBITS

Annual Report
The following pages from our Annual Report 2020, furnished to the SEC on Form 6-K, dated March 1, 2021, are incorporated by reference into this annual report on Form 20-F. The content of quotations, websites and other sources referenced on these pages of the Annual Report 2020 are not incorporated by reference into this Form 20-F.
Section	Page(s) in the Annual Report 2020

Key Figures	3

The Year in Review	10-13

Outlook 2021	22-23

Strategic Ambition and Business Model	27-30

TORM Fleet Overview	163-165

Value Chain in Oil Transportation	25

The Product Tanker Market	16-19

Financial Review 2020—Liquidity and Cash Flow; Assessment of Impairment of Assets; Primary Factors Affecting Results of Operations	46, 50-51

Corporate Governance—Board of Directors; Board and Committee Meeting Attendance	67-68

Board of Director Committee Reports	69-87

Investor Information—Changes to the Share Capital; Distribution Policy	98

Directors' Report—Share Capital	99-101

Glossary	166-171

Alternative Performance Measures	168-171

Index to Audited Consolidated Financial Statements
Section	Page(s) in the Annual Report 2020

Consolidated Income Statement for the years ended December 31, 2020, 2019 and 2018	106

Consolidated Statements of Comprehensive Income for the years ended December 31, 2020, 2019 and 2018	106

Consolidated Balance Sheet as of December 31, 2020 and 2019	107

Consolidated Statements of Changes in Equity as of December 31, 2020, 2019 and 2018	108-109

Consolidated Cash Flow Statement for the years ended December 31, 2020, 2019 and 2018	110

Notes to the Consolidated Financial Statements	111-149

List of Exhibits
1.1	Memorandum and Articles of Association(1)

2.1	Form of Class A Common Share Certificate(1)

2.2	B Share Minority Trust Deed, dated May 30, 2016(1)

2.3	Equity Warrant Instrument, dated March 15, 2016(1)

2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934(4)

4.1	TORM plc 2018 Management Long-Term Incentive Plan(3)

4.2 4.3	TORM plc 2019 Management Long-Term Incentive Plan(4) TORM plc 2020 Management Long-Term Incentive Plan

8.1	List of Subsidiaries

11.1	TORM's Business Principles(2)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of EY Godkendt Revisionspartnerselskab

15.2	Consent of Deloitte Statsautoriseret Revisionspartnerselskab

16.1	Letter from Deloitte Statsautoriseret Revisionspartnerselskab addressed to the SEC regarding the disclosure provided in Item 16F

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

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
(4) Filed as an exhibit to the Company's Annual Report filed on Form 20-F on March 11, 2020, and incorporated by reference herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of TORM plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of TORM plc (the Company) as of December 31, 2020, the related consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ EY Godkendt Revisionspartnerselskab
We have served as the Company's auditor since 2020.
Copenhagen, Denmark
March 1, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of TORM plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of TORM plc and subsidiaries (the "Company") as of December 31, 2019, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Deloitte
Statsautoriseret Revisionspartnerselskab
CVR no: 33963556

/s/ Kim Takata Mücke
State Authorised
Public Accountant

Copenhagen, Denmark

March 11, 2020

We began serving as the Company's auditor in 1994.  In 2020 we became the predecessor auditor.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
TORM PLC
By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer

Date: March 1, 2021