Form 20-F
period 2021-12-31
TORM plc
filed 2022-03-23
CIK 1655891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021 there were 81,233,269 of the Registrant's Class A common shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	◻	No	⌧

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

Yes	☒	No	◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	⌧	No	◻

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth Company.  See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ☒

Non-accelerated filer ◻	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.S 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	◻	Item 18	◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are issuing this cautionary statement in connection therewith. Our disclosure and analysis in this annual report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as, but are not limited to, "expects," "anticipates," "intends," "plans," "believes," "estimates," "targets," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "could," "should" and similar expressions may identify forward-looking statements.

All statements in this annual report that are not statements of either historical or current facts are forward-looking statements. These forward-looking statements are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements include, but are not limited to, such matters as:

●	our future operating or financial results;
●	global and regional economic and political conditions, including piracy;
●	our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs;
●	statements about shipping market trends, including charter rates and factors affecting supply and demand;
●	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
●	our ability to enter into time charters after our current charters expire and our ability to earn income in the spot market;
●	the future price of our Class A common shares; and
●	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels' useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information—D. Risk Factors." Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Factors that might cause future results to differ include, but are not limited to, the following:

●	our future operating or financial results;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	fluctuations in interest rates and foreign exchange rates;
●	the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus ("COVID-19"), and its impact on the demand for seaborne transportation of petroleum products;

●	general domestic and international political conditions or events, including “trade wars” and the recent conflict between Russia and Ukraine;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
●	the failure of our contract counterparties to meet their obligations; and
●	potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and
●	other factors discussed in "Item 3. Key Information-D. Risk Factors" in this annual report.

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

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

EXPLANATORY NOTE AND PRESENTATION OF OUR FINANCIAL AND OPERATING DATA

Throughout this annual report on Form 20-F, we incorporate information responsive to the items hereof by reference to our annual report for the year ended December 31, 2021, or the Annual Report 2021, including our audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019. Therefore, the information contained in this annual report should be read in conjunction with the Annual Report 2021, which was furnished to the U.S. Securities and Exchange Commission, or the SEC, on Form 6-K on March 23, 2022. The content of quotations, websites and other sources contained in the sections of the Annual Report 2021 referenced herein are not incorporated by reference into this Form 20-F.

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

Accordingly, this document includes the audited consolidated financial statements of TORM plc as of and for the years ended December 31, 2021, 2020 and 2019, which have been prepared in accordance with IFRS.

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

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.         KEY INFORMATION

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

The below bullets summarize the principal risk factors related to an investment in the Company.

●	Substantially all of our revenues are generated from operating the product tanker fleet, and the demand for product tankers is affected by a number of external factors. The sector is cyclical and volatile, which may lead to reductions in our charter rates when we re-charter vessels.
●	Since we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargo in ports in the Asia Pacific region, an economic slowdown or changes in the economic and political environment in the Asia Pacific region, particularly China, could have a material adverse effect on our business, financial condition and results of operations.
●	Events such as piracy, immigrant salvage operations, government requisition during a period of war or emergency, marine disasters, bad weather and other acts of God could cause interruptions and adversely affect our business.
●	Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.
●	Our financial results may be adversely affected by the ongoing outbreak of COVID-19 and related governmental responses thereto.
●	Since our vessels operate worldwide and are registered, flagged, and call in ports in multiple countries where the applicable flag and/or port state rules, regulations and laws can differ, we are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our results of operations, cash flows and financial position. This complex web of rules, regulations, conventions, treaties and laws can be dynamic and influence the cost of owning and operating our vessels.
●	Environmental regulations such as ballast water regulations and scrubbers may require us to incur significant costs.

●	If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows and financial position.
●	If our vessels call on ports located in countries or territories that are subject to restrictions, sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governments, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our Class A common shares.
●	We are dependent on spot charters and subject to certain risks with respect to entering into time charter-in contracts due to our dependence on spot charters, which could adversely affect our business.
●	We are subject to certain risks with respect to our counterparties on contracts, including dry-docking and newbuilding construction contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
●	We have received two cargo claims, related to one customer having issued indemnities to TORM for safe discharge of cargoes, but subsequently not honoring those indemnity obligations. The inability to recover damages for these claims could adversely affect our business.
●	An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our results of operations and financial condition.
●	A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
●	We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.
●	As our product tanker fleet ages, we are exposed to increased operating costs and decreased competitiveness, which could adversely affect our earnings, and the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
●	A shift in consumer demand from oil and oil products towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
●	Any failure to pass vessel inspections by classification societies and other private and governmental entities and operate our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position. With the implementation of SIRE 2.0 in Q4 2022 TORM may experience a decline in tradability.
●	Obligations associated with being a U.S.-listed public company require significant resources and management attention, and we incur increased costs as a result of being a U.S.-listed public company. Furthermore if we fail to comply with rules of the U.S. Securities and Exchange Commission including those promulgated to the Sarbanes-Oxley Act of 2002, including as amended by the Holding Foreign Companies 3 Accountable Act, we may be subject to fines from the U.S. Securities Exchange Commission or delisting from Nasdaq
●	U.S. tax authorities could treat us as a ''passive foreign investment company'', which could have adverse U.S. federal income tax consequences to U.S. shareholders.
●	Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the product tanker industry.
●	Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

●	We have a significant amount of financial debt, and servicing our current or future indebtedness may limit liquidity available for other purposes.
●	Our financial and operational flexibility is restricted by the covenants contained in our debt facilities, and we may be unable to comply with the restrictions and financial covenants imposed in such facilities.
●	Change of control and mandatory repayment provisions contained in certain of our debt facilities may lead to a foreclosure of our fleet.
●	We are exposed to volatility in the USD London Interbank Offered Rate, or LIBOR, and the potential discontinuance of LIBOR beyond 2023, which could, while limited, affect our profitability, earnings and cash flow.
●	The majority of our Class A shares are held by a limited number of shareholders, which may create conflicts of interest.
●	We are an "emerging growth company", and we cannot be certain that the reduced disclosure and other requirements applicable to emerging growth companies will make our Class A common shares less attractive to investors.
●	The United Kingdom has formally withdrawn from the European Union, and the implications for the laws and regulations in the United Kingdom are uncertain.
●	We are and will be subject to the UK Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.
●	Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

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

We are a pure-play product tanker company, meaning that substantially all of our revenues are generated from operating our product tanker fleet. The product tanker market is cyclical in nature, which leads to volatility in freight rates, vessel values and industry profitability. The freight rates among different types of product tankers are highly volatile. For example, product tanker freight rates declined from the historical highs reached in mid-2008 (TORM MR Time Charter Equivalent, or TCE, rates up to $26,458/day) to a cyclical low period between 2009 and 2014 (TORM observed annual average MR TCE rates of approximately $14,200/day for the period). During 2020, we realized TCE rates of $19,800/day and this decreased in 2021 to TCE rates of $13,703/day. The factors affecting the supply and demand for product tankers are beyond our control, and the nature, timing and degree of changes in industry conditions are unpredictable and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Factors affecting the supply and growth of product tanker capacity include:

●	the number of newbuildings on order and being delivered;
●	the number of vessels used for floating storage;

●	the number of vessels in lay-up;
●	the number of vessels recycled for obsolescence or subject to casualties;
●	prevailing and expected future freight and charter hire rates;
●	the number of product tankers trading with crude or "dirty" oil products;
●	costs of bunkers and fuel oil and their impact on vessel speed;
●	the efficiency and age of the world product tanker fleet;
●	the number of shipyards and ability of shipyards to deliver vessels;
●	availability of financing including with respect to new vessels and shipping activity;
●	available interest rates on financing;
●	port and canal congestion;
●	technological developments, which affect the efficiency of vessels and time to vessel obsoletion;
●	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations;
●	the number of vessel casualties;
●	the degree of scrapping or recycling rate of older vessels, depending, amongst other things, on scrapping or recycling rates and international scrapping or recycling regulations;
●	price of steel and vessel equipment;
●	the number of conversions of tankers to other uses or conversions of other vessels to tankers;
●	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;
●	product imbalances (affecting the level of trading activity);
●	developments in international trade, including refinery additions and closures;
●	speed of vessel operation; and
●	crew availability.
●	Demand for product tankers is primarily determined by the quantity of cargo to be transported and the distance from origin to destination. The demand is affected by a number of external factors including:
●	world and regional economic conditions;

●	demand for energy sources and oil and other petroleum products and changes in the consumption of oil and petroleum products due to availability of new, alternative energy sources or changes in the price of oil and petroleum products relative to other energy sources or other factors making consumption of oil and petroleum products less attractive;
●	product imbalances across regions (affecting the level of trading activity);
●	the regulatory environment;
●	environmental issues and concerns;
●	developments in international trade including refinery additions and closures;
●	currency exchange rates;
●	the distance over which oil and oil products are to be moved by sea;
●	changes in seaborne and other transportation patterns;
●	climate, weather and natural disasters;
●	global and regional political developments, including "trade wars", armed conflicts, including those between Russia and Ukraine, which were ongoing as of the date of this annual report and other international hostilities, terrorist activities, embargoes and strikes;
●	embargoes;
●	international sanctions, embargoes, import and export restrictions, nationalizations and wars; and
●	availability of financing and changes in interest rates.

In addition to the prevailing and anticipated freight rates, factors that greatly affect our financial profitability will include newbuilding, recycling and laying-up prices, second-hand vessel values in relation to recycling prices, cost of bunkers, cost of crew, vessel availability, other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs and the efficiency and age profile of the existing product tanker fleet in the market. We have adopted a new green recycling policy in 2021.

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

An oversupply of product tanker capacity may lead to reductions in charter hire rates, vessel values and profitability.

The supply of product tankers is affected by a number of factors such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources and the current and expected purchase orders for newbuildings. If the capacity of new product tankers delivered exceeds the capacity of product tankers being recycled and converted to non-trading tankers, overall industry capacity in the product tanker will increase. If the supply of product tanker capacity increases, and if the demand for product tanker capacity decreases or does not increase correspondingly, charter rates could materially decline, which may also negatively affect freight rates and the value of our vessels. During 2021, the value of our product tanker fleet, based on independent broker quotes, increased by approximately 3% (excluding vessels that we sold and/or acquired during 2021).  A reduction in charter rates and the value of our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

A shift in consumer demand from oil and oil products towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.

A significant portion of our earnings are related to the oil industry. A shift in or disruption of the consumer demand from oil and oil products towards other energy resources such as electricity, LNG or hydrogen will potentially affect the demand for our product tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from 2022 to the 2040s, depending on economics and how governments respond to global warming. Irrespective of “peak oil”, the continuing shift in consumer demand from oil and oil products towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which shift appears to be accelerating as a result of the COVID-19 outbreak, as well shift in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Rising fuel, or bunker, prices may adversely affect our profits.

Since we primarily employ our vessels in the spot market, we expect that fuel, or bunkers, will typically be the largest expense in our shipping operations for our vessels. While we believe that we can transfer increased cost to the customer, and will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as but not limited to the recent conflicts between Russia and Ukraine, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (the "OPEC"), and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel may therefore become much more expensive in the future and we might not be able to fully recover this increased cost through our charter rates.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition, and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of cargo in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The annual year-over-year growth rate of China's GDP was according to CNBC expected to be around 8% for the year ended December 31, 2021, up from 2.3% for the year ended December 31, 2020, as the Chinese economy was rebounding from the COVID-19 outbreak. Although China's GDP growth is expected to accelerate in 2022 as the global economy is set to recover from the heath crisis, there is a continuous threat of a Chinese financial crisis resulting from excessive personal and corporate indebtedness and "trade wars." In recent years, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. Although the United States and China successfully reached an interim trade deal in January 2020 that deescalated the trade tensions with both sides rolling back tariffs, the extent to which the trade deal will be successfully implemented is unpredictable. Notwithstanding the interim trade deal, the US policy on China may not change dramatically under President Joe Biden and there is no assurance that the Chinese economy will not experience a significant slowdown in the future. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

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

Also, several initiatives are underway in China with a view to reduce their dependency on (foreign) oil, such as the Net Zero 2060 initiative and development of shale oil on their own territory, which could impact the need for oil transportation services. The method by which China attempts to achieve carbon neutrality by 2060, and any attendant reduction in the demand for oil, petroleum and related products, could have a material adverse effect on our business, cash flows and results of operations.

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

In response to the outbreak of COVID-19 in late 2019, governments and governmental agencies around the world took numerous actions, including travel bans, quarantines, and other emergency public health measures, including lockdowns, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets (including oil).

While the reduction of economic activity and the introduction of mobility restrictions and other public  health emergency measures significantly reduced global demand for oil and refined petroleum products during spring of 2020, the extreme volatility in the oil markets and the steep contango that developed in the prices of oil and refined petroleum products at the same time resulted in significant increases in spot TCE rates during the second quarter of 2020 in light of new arbitrage and floating storage opportunities. These market dynamics led to a buildup of global oil and refined petroleum product inventories during that time period. Since June 2020, inventories of oil have been drawn as the recovery of demand has outstripped any increase in supply, which has been accompanied by generally weak tanker markets. By the end of 2021, oil inventories had been drawn to below pre-COVID-19 levels.

We expect that COVID-19 will continue to cause volatility in the commodities markets, however, due to progress with vaccines, the need for wide-scale mobility restrictions is less, implying less severe negative impact on oil demand in the future. Nevertheless, the scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition for 2022 and beyond. The ultimate extent to which the COVID-19 outbreak impacts our business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including, but not limited to, the duration, scope, severity, proliferation of variants and increase in the transmissibility of the virus, its impact on the global economy, actions taken to contain or limit the impact of COVID-19, such as the availability of an effective vaccine or treatment, geographic variation in how countries and states are handling the pandemic, how long current restrictions over travel and economic activity in many countries across the globe remain in place over the course of the pandemic, and how quickly and to what extent normal economic and operating conditions may potentially resume.

The COVID-19 pandemic and other measures in place against the spread of the virus have led to a highly difficult environment in which to acquire and dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity globally, and more specifically in China, with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions long with other seasonal and market factors, including lower demand for some of the cargoes we carry, have contributed to lower tanker rates in 2021.

Over a longer time, increasing climate change related actions could have a negative impact on TORM earnings.

Over 2021, focus on climate change related issues increased not least in the framework of the COP26, with several countries incl. the US, the UK and the European Union accelerating their climate targets. The Glasgow Climate Pact, an agreement reached at the COP26, calls on all countries to present stronger national action plans next year, instead of in 2025, which was the original timeline.   Even though many of these measures still need to be implemented and the real impact will kick over longer time, accelerated take-up of electric vehicles during 2021 suggests that in the road transportation sector, demand for fossil fuels is on the steady path to decline.

Even though the demand for product tankers is more affected by regional imbalances between oil product demand and supply, rather than absolute level of oil demand, demand deterioration over longer term can have a negative impact for TORM earnings.

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

The various requirements we might have to comply with are discussed throughout and include, but are not limited to:

●	International requirements such as those from the International Maritime Organization, or IMO, like the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Ship and Port Facility Security Code, or the ISPS Code, and the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, or MARPOL, as well as those from the Maritime Labor Convention 2006, or the MLC 2006, adopted by the International Labour Organization, or ILO;

●	United States, or U.S., requirements such as the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and those enforced by the U.S. Environmental Protection Agency, or the EPA, and the U.S. Coast Guard, or the USCG; and
●	European Union, or EU, regulations regarding greenhouse gas emissions.

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

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”), aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO member states, will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, 17 countries have ratified or approved accession of the Hong Kong Convention, but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU member state may be recycled only in facilities included on the European list of permitted ship recycling facilities.

Apart from that, any vessel, including ours, is required to set up and maintain an Inventory of Hazardous Materials from December 31, 2018 for EU flagged new ships and from December 31, 2020 for EU flagged existing ships and Non-EU flagged ships calling at a port or anchorage of an EU member state. Such a system includes Information on the hazardous materials with a quantity above the threshold values specified in relevant EU Resolution and are identified in ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.

These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel, which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

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

In order to comply with IMO and U.S. ballast water regulations, we are required to install ballast water treatment plants on all vessels from December 2018 to September 2024. The cost of compliance per vessel for us is estimated to be between $1.0 and $1.3 million, depending on size of the vessel. There are uncertainties associated with installing the equipment both operationally and technically, which could have adverse effect on the cost. Significant investments in ballast water treatment systems may have a material adverse effect on our future performance, results of operations, cash flows and financial position. As per 31 December 2021 TORM has installed 48 ballast water treatment systems and a further 10 is planned. For more information on these regulations, see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations—The International Maritime Organization—Pollution Control and Liability Requirements.”

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the International Oil Pollution Prevention (the “IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. All of our vessels comply with the updated guideline.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit ("VGP") program and U.S. National Invasive Species Act ("NISA") are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (the “EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard (“USGC”) must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Sulfur regulations to reduce air pollution from ships have required retrofitting of scrubbers on vessels or use of very-low sulfur fuel, and may cause us to incur significant costs.

In October 2016, the IMO set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel oil requirement, which cut sulfur levels from 3.5% to 0.5%. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are currently available around the world but at a higher cost (which may continue to rise) due to, among other things, increased market demand; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas (LNG), which may not be a viable option due to the lack of supply network and high costs involved in this process. To comply with the new regulations, We have successfully installed scrubbers on 52 of our vessels, with another 4 installations scheduled to be completed by the end of 2022, as of the date of this report. In addition, one scrubber is scheduled to be installed in the first quarter of 2023 and we currently use, and intend to continue to use, compliant fuels with 0.5% sulfur content for vessels that have not been retrofitted with scrubbers, which account for approximately half of our fleet. The CAPEX related to the confirmed scrubber orders is on average estimated below $2 million per scrubber including installation costs. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See "Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations—The International Maritime Organization".

Several countries have announced a ban on using open-loop scrubbers in their ports and inland waters

To comply with IMO 2020 0.5% global sulfur cap, shipowners have different options: switching to low-sulfur fuels, burning distillates, using LNG or installing an exhaust gas cleaning system, commonly known as a scrubber, on board their vessels. Scrubbers are currently an accepted measure in complying with IMO 2020. Scrubbers can be designed either as "closed-loop" or "open-loop". Open-loop scrubbers discharge the "cleaned" washwater into the ocean. We have opted to install hybrid-prepared open-loop scrubbers on board our vessels, which in the future can be refitted at further costs into a hybrid scrubber that can operate in both open and closed loops. It has been widely discussed whether scrubbers in general, and in particular open-loop scrubbers, represent an environmentally sound option. A few ports and regions, including Singapore, China and certain states within the U.S., have already prohibited the discharge of washwater from scrubbers. Prior to investing in scrubbers, we evaluated scrubber economics, and the effects of local regulations have already been considered to only have a limited negative impact on the investment at this time. Further material restrictions on the use of open-loop scrubbers would likely result in vessels having to use low-sulfur fuel for longer periods, which in general comes at a higher cost compared to using scrubbers.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization (the “IMO”) have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s Marine Environment Protection Committee (the “MEPC”), announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Maritime shipping will also be included in the Emission Trading Scheme (ETS) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

Territorial taxonomy regulations in geographies where we are operating and are regulatorily liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an EU-based company meeting the NFRD prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

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

Recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021.  In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices, especially as they relate to the environment health and safety, diversity, labor conditions and human rights in recent years, and have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage such a company’s reputation or stock price, resulting in direct or indirect material and adverse effects on the company’s business and financial condition.

The increase in shareholder proposals submitted on environmental matters and, in particular, climate-related proposals in recent years indicates that we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to greenhouse gases and climate change in the energy industry in particular, and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Moreover, from time to time, in alignment with our sustainability priorities, we may establish and publicly announce goals and commitments in respect of certain ESG items. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.

Finally, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.

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

Accordingly, the carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In 2021, the value of our product tanker fleet, based on independent broker values, increased by approximately 3% (when excluding vessels sold and/or acquired during 2021). As a result of further declines in charter rates or vessel values, we may in the future need to record impairment losses and loss from sale of vessels, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Please see the consolidated financial statements as of and for the year ended December 31, 2021 and the accompanying notes included herewith for details on the impact of changes in charter rates and other key assumptions.

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

Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, as well as the South China Sea and Ukraine regions and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or "Brexit," terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea. Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria,

Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

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

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the recent conflicts between Russia and the Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions.

In addition, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, such as the COVID-19 virus, could lead to a significant decrease of demand for the transportation of energy and clean petroleum products. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows and financial position.

If our vessels call on ports located in countries or territories that are the subject sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our Class A common shares and its trading price.

While none of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions and embargo laws during 2021, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.

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

Further, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions or embargoes imposed by the United States, EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are a party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations as of in 2021, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Class A common shares may adversely affect the price at which our Class A common shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments.   Investor perception of the value of our Class A common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Maritime claimants could arrest or attach one or more of our vessels, which would have a negative effect on our cash flows.

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

A government of a vessel’s registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Such government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although none of our vessels have been requisitioned by a government for title or hire, a government requisition of one or more of our vessels in the future may adversely affect our future performance, results of operations, cash flows and financial position.

Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charterhire payments and resale value of vessels. This could have an adverse effect on our results of operations, cash flows and financial condition.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels may call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or restrictions which could have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Company

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international product tanker market, which would negatively affect our financial condition and our ability to expand our business.

Our ability to achieve positive cash flows is subject to freight rates, financial, regulatory, legal, technical and other factors, many of which are beyond our control. In addition, the operation of product tankers and transportation of petroleum products is extremely competitive, and reduced demand for transportation of oil and oil products could lead to increased competition. Competition arises primarily from other product tanker owners, including major oil companies as well as independent product tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the product tanker and its operators to the charterers. We will have to compete with other product tanker owners, including major oil companies as well as independent product tanker companies. Our ability to operate our vessels profitably depends on a variety of factors, including, but not limited to (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker recycling, (v) increases in the cost of bunkers, and (vi) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. If we are unable to operate our vessels profitably, our financial condition and ability to expand our business would be negatively affected.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

We employ the majority of our vessels on spot voyage charters or short-term time charters and generate a significant portion of our revenue from the spot market. The spot charter market may fluctuate significantly based upon product tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. For example, over the past five years, MR spot market rates expressed as a time charter equivalent have ranged from a low of approximately $9,375 to a high of approximately $27,768/day. During 2021, our product tanker fleet realized average spot TCE earnings of $13,703/day. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Timely delivery of the any newbuildings we may acquire in the future, are subject to our counterparties meeting their obligations. We are therefore exposed to the risk of failure, cost overruns, delayed delivery, technical problems, quality or engineering problems and other counterparty risks. A number of shipping construction companies have reportedly been experiencing financial challenges. Any such financial challenges may affect operations and the timely delivery of newbuildings. Furthermore, a cancellation due to financial difficulties or bankruptcy of the yard could imply that pre-delivery installments are not recovered or are recovered only after long arbitrations that can last occasionally several years.

Measures have been taken to supervise the quality of the work completed at the yard where our newbuildings are being constructed. In the past we have obtained refund guarantees for the pre-delivery installments as security for pre-delivery installment payments paid.

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

Our vessel operating expenses include the costs of crew, provisions, deck and engine stores, insurance, security measures and maintenance and repairs. Those expenses depend on a variety of factors, many of which are beyond our control and subject to development in the market of the respective input. Voyage expenses include bunkers (fuel), port and canal charges. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. Some of these costs, primarily relating to insurance, crewing and enhanced security measures, have been increasing on a relative basis and may increase further in the future. During the COVID-19 outbreak crew change has been difficult, which has led to an increase in crew cost. An increasing cost base may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

We currently derive substantially all of our revenues from a limited number of customers. As of December 31, 2021, twenty customers accounted for approximately 75% of our revenue. The loss of any significant customer or a decline in the amount of services provided to a significant customer could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.

As of December 31, 2021, TORM’s cash and cash equivalents, including restricted cash of $27 million, totaled $172 million, and undrawn committed credit facilities amounted to $38 million. The total outstanding CAPEX related to the newbuilding to be delivered in early 2022 was $38 million and is mainly financed by the committed BoComm Leasing facilities of $38 million.

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

Our owned vessels had an average age of 11 years as of December 31, 2021. The recent introduction of eco-designs for vessels emphasizes that there is a continuous need for us to focus on cost optimizing measures to remain competitive, which may require us to more rapidly upgrade our product tanker fleet in the future. We may not be able to fund or secure additional financing to complete the acquisition of new or second-hand vessels required to renew and upgrade our product tanker fleet, which may lead to deterioration of our product tanker fleet's performance.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel, and the current age of our fleet means that we must spend substantial resources on maintenance. It is also difficult to estimate with certainty the maintenance and operating costs that will be incurred for an older vessel and there is a risk that these costs will exceed expectations. Further, older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. This difference in fuel-efficiency is likely to be compounded going forward as a result of the IMO's lower sulfur fuel requirements currently in effect. Cargo insurance rates increase with the age of a vessel, as older vessels may be less desirable to charterers and may be restricted in the type of activities in which the vessels can engage. Some oil companies chartering our vessels have stricter compliance and maintenance requirements on vessels of 15 years of age or older and therefore such vessels' tradability may decrease.  Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Our strategy has been to create a balanced portfolio based on return on invested capital of vessel types and age, the increasing average age of our product tanker fleet, the potential for more fuel-efficient vessels to enter the market, uncertainties regarding our maintenance costs going forward and our willingness or ability to renew our product tanker fleet could have a material adverse effect on our competitive position, future performance, results of operations, cash flows and financial position. We have several mitigating activities in place such as early maintenance schedules, Condition Assessment Program (CAP1) etc.

Our failure to pass vessel inspections by classification societies and other private and governmental entities and operate our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Our vessels are subject to inspections from government and private entities, and we are required to obtain permits, licenses and certificates for the operation of our vessels as well as vetting or other types of commercial and operational approvals. In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by the vessel's country of registry. Classification societies are non-governmental, self-regulating organizations and certify that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel. A vessel must undergo various mandatory surveys. A vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company's vessels are on survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is subject to statutory annual, intermediate and special surveys in a five-year cycle, this will include two surveys of the vessel’s underwater areas. During the COVID-19 outbreak, our vessels have continued audits and has not utilized possible dispensations. If any vessel fails any survey, the vessel may be unable to trade between ports and therefore be unemployable, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

A foreign corporation will be treated as a ''passive foreign investment company,'' or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ''passive income'' or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of ''passive income''. For purposes of these tests, ''passive income'' includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For the purposes of these tests, income derived from the performance of services does not constitute ''passive income''. U.S. shareholders of a PFIC are subject to certain reporting obligations and a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are or that we expect to become, a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering and voyage chartering activities as services income rather than rental income. Accordingly, we believe that our income from these activities does not constitute ''passive income'', and the assets that we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of "passive income".

Although there is no direct legal authority under the PFIC rules addressing our method of operation, there is substantial legal authority supporting our position, consisting of the Code, legislative history, case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations or the composition of our income or assets change. If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences and will incur certain information reporting obligations that may be onerous. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse tax consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares. Please see "Item 10. Additional Information—E. Taxation –U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant U.S. Federal Income Tax Consequences" for a more comprehensive discussion.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code or under the terms of a U.S. income tax treaty.

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

If we or our subsidiaries are not entitled to the exemption under Section 883 of the Code or under the terms of a U.S. income tax treaty for any taxable year, we and our subsidiaries would be subject to a 4% U.S. federal income tax on gross U.S. source shipping income for such taxable year. The imposition of this taxation could have a negative effect on our business and result in decreased earnings available for distribution to our shareholders. For example, if the benefits of Section 883 and the applicable U.S. income tax treaties were unavailable for our taxable year ended December 31, 2021, we estimate that our U.S. federal income tax liability for such taxable year would have increased by approximately $3.35 million, although our U.S. federal income tax liability for future taxable years would vary depending upon the amount of U.S. source shipping income that we earn in each such year. See "Item 10. Additional Information—E. Taxation—United States Federal Income Taxation of the Company" for a more comprehensive discussion.

Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.

We are currently subject to a tonnage tax scheme in Denmark. If our participation in the tonnage tax scheme is abandoned, or if our level of investments and activities is significantly reduced (e.g. from significant or fully disposal of the Danish owned fleet), we may have to pay, in part or in full, a non-current tax liability related to held over gains, which as of December 31, 2021 is $45.2 million.

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

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

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

The risk of fraud is inherent in all industries and is not specific to the shipping industry. However, historically, the shipping industry has involved an increased risk of fraud and fraudulent behavior. Potential fraud risks include purposeful manipulation and misrepresentation of financial statements, misappropriation of tangible assets, intangible assets and proprietary business opportunities, corruption including bribery and kickbacks as well as cyberattacks. We have established a system of internal controls to prevent and detect fraud and fraudulent behavior, consisting of segregation of duties, authorizations for trading, purchase and approval, codes of ethics and conduct, close monitoring of our financial position and a whistleblower facility. Moreover, we have implemented a fraud awareness campaign and instituted additional fraud prevention processes in cooperation with leading fraud prevention specialists.

However, there can be no assurance that our fraud prevention measures are sufficient to prevent or mitigate our exposure to fraud or fraudulent behavior in the future, and any such behavior can have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our reputation, future performance, results of operations, cash flows and financial position.

Our ability to operate our business and service our customers is dependent on the continued operation of our information technology, or IT, systems, including our IT systems that relate to, among other things, the location, operation, maintenance, and employment of our vessels. Our IT systems may be compromised by a malicious third party, man-made or natural events, or the intentional or inadvertent actions or inactions by our employees or third-party service providers. If our IT systems experience a breakdown, including as a result of cyberattacks, our business information may be lost, destroyed, disclosed, misappropriated, altered or accessed without consent, and our IT systems, or those of our service providers, may be disrupted.

Cybercrime attacks could cause disclosure and destruction of business databases and could expose the Company to extortion by making business data temporarily unreadable or subject to threats of publicizing, selling or in other way exploiting the data. Further, as cyberthreats are continually evolving, our controls and procedures may become inadequate, and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Any breakdown in our IT systems, including breaches or other compromises of information security, whether or not involving a cyberattack, may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorized disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems and the diversion of management's attention and resources. In addition, such breakdown could result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees and compensation or incentives offered to third parties whose data has been compromised. We may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees as well as potential settlements, judgments, and fines.

Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyberattacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel, and training employees.

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflicts between Russia and Ukraine.  To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition.  At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.

Risks Relating to Our Indebtedness

We have a significant amount of financial debt and servicing our current or future indebtedness limits funds available for other purposes.

As of December 31, 2021, we had interest-bearing debt, which includes mortgage debt and bank loans, finance lease liabilities and net of amortized bank fees of $1,148 million and cash and cash equivalents, including restricted cash of $27 million, totaled $172 million.

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

As of December 31, 2021, we were in compliance with the financial covenants contained in our debt facilities.

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

Volatility in the London Interbank Offered Rate (“LIBOR”), the cessation of LIBOR and replacement of our interest rate in our debt agreements could affect our profitability, earnings and cash flow.

Our indebtedness accrues interest based on LIBOR, which has been historically volatile. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023.  The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021.  As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.”  At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates.  The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us.

In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.

Our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate in anticipation of the cessation of LIBOR.  These clauses present significant uncertainties as to how alternative reference rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices, such as SOFR, and any credit adjustment spread between the two benchmarks. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

Risks Relating to an Investment in Our Class A common shares

The majority of our Class A common shares are held by a limited number of shareholders, which may create conflicts of interest.

As a result of the 2015 Restructuring, a large portion of our Class A common shares are beneficially held by a limited number of shareholders, including Njord Luxco, a company affiliated with Oaktree and its affiliates. Njord Luxco is our controlling shareholder. As of the date of this annual report and based on public fillings, Oaktree owns approximately 53,812,989 Class A common shares, or approximately 66.25% of our issued and outstanding Class A common shares. One or a limited number of shareholders may have the ability, either acting alone or together as a group, to influence or determine the outcome of specific matters submitted to our shareholders for approval, including the election and removal of directors and amendments to the Articles of Association such as changes to our issued share capital or any merger or acquisition. Our Articles of Association contain certain restrictions on us undertaking certain actions unless the approval by certain of our Directors and/or a particular majority of our shareholders is obtained. Such restrictions may hamper or impede our ability to take certain corporate actions in a timely manner or at all. Any changes to the composition of the Board of Directors may lead to material changes to our business going forward.

In its capacity as our controlling shareholder, Njord Luxco may also have interests that differ from those of other shareholders. In addition, Njord Luxco holds the Class C share, which has 350,000,000 votes at the general meetings on specified matters, including the election of members to the Board of Directors (including the Chairman but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. When the votes carried by the Class C share are combined with the votes carried by the Class A common shares, each held by Njord Luxco, such votes would represent approximately 93.63% of the votes that may be cast on resolutions on which the Class C share may vote.

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

We are an "emerging growth company", as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for up to five years. We are now in the final year in the five-year period as an emerging growth company. Investors may find our Class A common shares and the price of our Class A common shares less attractive because we rely, or may rely, on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

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

We may incur increased compliance costs and our management will be required to devote substantial time to new compliance initiatives once we are no longer an “emerging growth company.”

We expect to incur significant expense and to devote substantial management effort toward ensuring compliance with Section 404 of the Sarbanes-Oxley Act of 2002 once we lose our status as an “emerging growth company,” which will occur in 2022. Compliance with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act of 2010, as well as rules of the Securities and Exchange Commission, for example, will result in ongoing increases in our legal, accounting, administrative and other compliance costs after we are no longer an “emerging growth company.” Our board of directors, management and other personnel need to devote a substantial amount of time to these compliance initiatives.

We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, entail substantial costs to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate consolidated financial statements or other reports on a timely basis, could increase our operating costs and could materially impair our ability to operate our business.  It is also uncertain what the impact of the new Congress and administration will have on such regulation in light of the President’s campaign promises and executive directives to roll back aspects of, among other things, the Dodd-Frank Act.

We cannot guarantee that our Board of Directors will declare dividends.

Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our Articles of Association, applicable law and in accordance with loan agreements. We can only distribute dividends to shareholders out of funds legally available for such payments. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will be able to or decide to pay dividends to shareholders in the future. Pursuant to our distribution policy, we intend to distribute 25-50% of our net income on a semi-annual basis. In 2021, we did not declare or paid out any dividends.

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

The issuance by us of additional securities of equal or senior rank to existing securities may have the following effects:

●	our existing shareholders' proportionate ownership interest in us may decrease;
●	the amount of cash available for dividends or interest payments may decrease;
●	the relative voting strength of previously issued outstanding securities may be diminished; and
●	the market price of our securities may decline.

In accordance with our remuneration policy, our Board of Directors has, as part of the long-term incentive program, granted certain members of our management and employees Restricted Share Units, or RSUs, in the form of restricted stock options. The RSUs aim at incentivizing the employees to seek to improve the performance of the Company and thereby our share price for the mutual benefit of themselves and our shareholders. There were an aggregate of 2,372,887 RSUs outstanding as of the date of this annual report. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. The RSUs will vest over a three to five-year period from the grant date with an exercise price for each Class A common share of DKK 49.7, 69.9 or 53.5, depending on the year that the RSUs were granted. The exercise price on the RSUs may be adjusted by the Board of Directors to reflect dividend payments made to shareholders. Assuming the exercise of all of our outstanding warrants and full vesting and exercise of our outstanding RSUs, this would result in the issuance of 2,372,887 additional Class A common shares representing approximately 3% of our issued and outstanding Class A common shares. Please see "Item 10. Additional Information—A. Share Capital—Restricted Share Units".

Our share price may be highly volatile, and future sales of our Class A common shares could cause the market price of our Class A common shares to decline.

The market price of TORM plc's shares, has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. The stock market experiences extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have a material adverse effect on the market price of our Class A common shares and impact a potential sale price if holders of our Class A common shares decide to sell their shares.

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

As of the date of this annual report, our issued (and fully paid up) share capital is $812,332, which is represented by 81,233,269 Class A common shares (which includes 493,371 treasury shares), one Class B share and one Class C share. Issuances and sales of a substantial number of Class A common shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our Class A common shares. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Our shareholders may incur dilution from any future equity offering.

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

We are subject to the UK Bribery Act, the U.S. Foreign Corrupt Practices Act and potentially other anti-corruption laws as well as export control laws, customs laws, sanctions laws and other laws impacting our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the UK Bribery Act 2010 (“Bribery Act”), the U.S. Foreign Corrupt Practices Act, as amended (the “FCPA”), and potentially other anti-corruption laws that apply in countries where we do business. We and our commercial partners operate in a number of jurisdictions that may pose a risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA, or other anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our internal operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export controls, economic sanctions, customs requirements, anti-boycott requirements, and currency exchange regulations (collectively, "Trade Control Laws").

While we maintain policies and procedures reasonably designed to ensure compliance with applicable anti-corruption laws and Trade Control Laws, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws (including the Bribery Act or the FCPA) or other legal requirements, including Trade Control Laws. If we are not in compliance with the Bribery Act, the FCPA or other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions, remedial measures and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control Laws by UK, U.S. or other authorities could also have a material adverse impact on our reputation, our future performance, results of operations, cash flows and financial position.

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

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in England or in actions instituted in England to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts might be successful only if the English court confirms the jurisdiction of the U.S. court and is satisfied that:

●	the effect of the enforcement judgment is not manifestly incompatible with English public policy or natural justice;
●	the judgment was not obtained on the basis of fraud;
●	the judgment did not violate the human rights of the defendant;
●	the judgment is final and conclusive;
●	the judgment is not incompatible with a judgment rendered in England or with a subsequent judgment rendered abroad that might be enforced in England;
●	a claim was not filed outside England after the same claim was filed in England, while the claim filed in England is still pending;
●	the judgment was not obtained on the basis of fraud;
●	the English courts did not have jurisdiction to rule on the matter; and
●	the judgment submitted to the English court is authentic;

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

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (informally known as Brexit). The United Kingdom's withdrawal from the European Union took effect at 11pm GMT on January 31, 2020, when the European Union (Withdrawal Agreement) Act 2020 came into force. The European Union (Withdrawal Agreement) Act 2020 provided for a transition period commencing on January 31, 2020 and ending at 11pm GMT on December 31, 2020. It is not clear what impact Brexit will have on the conduct of cross-border business. There remains uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply to the United Kingdom following the end of the transition period. The UK's exit from the EU could materially change the regulatory and tax framework applicable to the Company. The withdrawal of the United Kingdom from the EU may lead to a downturn across the European economies, and there is a risk that other countries in the European Union will look to hold referendums on whether to stay in or leave the EU. Whilst there has been no significant impact on the Company through 2021, 2022, it is too early to anticipate what any future law, regulatory and market developments and impacts might be. Therefore, the Group considers that the potential effects of Brexit could have unpredictable consequences for financial markets and may adversely affect our future performance, results of operations, cash flows and financial position.

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

The Company was founded as TORM A/S in 1889 by Captain Ditlev E. Torm and Christian Schmiegelow. Within the first ten years, the fleet of TORM A/S consisted of four vessels, and in 1905 TORM A/S became listed on the Copenhagen Stock Exchange. In connection with the Redomiciliation in 2016, TORM A/S became a wholly-owned subsidiary of TORM plc. As of the date of this annual report, we operate a fleet of 85 owned or chartered-in vessels and our Class A common shares are listed on both Nasdaq Copenhagen and Nasdaq New York under the symbols "TRMD A" and "TRMD," respectively.

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

We are one of the world's largest carriers of refined oil products. Our activities are primarily the transportation of clean petroleum products, such as gasoline, jet fuel, kerosene, naphtha and gas oil, and occasionally dirty petroleum products, such as fuel oil. We are active in all larger vessel segments of the product tanker market from Handysize to Long Range 2 (LR2) tankers. For an overview of the specifications of our fleet, reference is made to “TORM Fleet Overview” on pages 170 of our Annual Report 2021. As of the date of this report, we had taken delivery of the last two LR2 newbuildings under our newbuilding program, with the last newbuilding (TORM Houston) being delivered in January 2022. See "Item 4. Information on the Company—B. Business Overview."

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

Fleet Development

For information regarding the development of our fleet, including vessel acquisitions and dispositions and the status of newbuildings in our current order book, please see "Item 4. Information on the Company⸻B. Business Overview⸻Our Fleet" and "Fleet Development."

Recent and Other Developments

As previously disclosed, during the fourth quarter of 2021, we completed the sale and leaseback of eight of the planned nine 41 refinancings of existing MR vessels built from 2010 to 2012 with a Chinese financial institution. Early January 2022, we completed the sale and leaseback transaction of the last of the nine MR vessels. As previously disclosed, in the fourth quarter of 2021, we took delivery of TORM Helene, the first one of two LR2 vessels from our newbuilding program announced during the first quarter of 2020. The last LR2 newbuilding (TORM Houston) was delivered in January 2022. TORM Emilie and TORM Tevere were sold late 2021 and early 2022, respectively. Deliveries are expected during first half of 2022 subject to technical inspection.

B.Business Overview

For further information on environmental, social and governance issues, reference is made to pages 32-54 of the Annual Report 2021 and TORM’s separate ESG Report that can be found on our webpage www.torm.com. None of the information contained on this website is incorporated into or forms a part of this annual report.

Our Fleet

The following table sets forth summary information regarding our fleet of owned product tankers, including the vessels that we charter in as of the date of this annual report.

Vessel Name	Type	DWT	Year Built	Shipyard(1)

Owner On-the-Water Product Tankers
TORM Gudrun	LR2	101,155	2000	Hyundai HI (Ulsan)
TORM Hilde	LR2	114,951	2018	GSI Nansha
TORM Hermia	LR2	114,951	2018	GSI Nansha
TORM Ingeborg	LR2	99,999	2003	Hyundai Samho HI
TORM Kirsten	LR2	114,440	2015	Hyundai HI (Gunsan)
TORM Kristina	LR2	114,322	2015	Hyundai HI (Gunsan)
TORM Maren	LR2	109,672	2008	Dalian Shipbuilding
TORM Marina	LR2	109,672	2007	Dalian Shipbuilding
TORM Mathilde	LR2	109,672	2008	Dalian Shipbuilding
TORM Valborg	LR2	99,999	2003	Hyundai Samho HI
TORM Elise	LR1	75,000	2020	GSI Nansha
TORM Elizabeth	LR1	75,000	2020	GSI Nansha
TORM Emilie	LR1	74,999	2004	Hyundai HI (Ulsan)
TORM Estrid	LR1	74,999	2004	Hyundai HI (Ulsan)
TORM Ismini	LR1	74,999	2004	Hyundai HI (Ulsan)
TORM Sara	LR1	72,718	2003	Samsung HI
TORM Signe	LR1	72,718	2005	Samsung HI
TORM Sofia	LR1	72,718	2005	Samsung HI
TORM Venture	LR1	73,700	2007	New Century SB
TORM Adventurer	MR	46,042	2007	Brod. Trogir
TORM Allegro	MR	46,184	2012	Brod. Trogir
TORM Amorina	MR	46,184	2012	Brod. Trogir
TORM Astrid	MR	49,999	2012	GSI Liwan
TORM Cavatina	MR	46,184	2010	Brod. Trogir
TORM Corrido	MR	46,156	2011	Brod. Trogir
TORM Discoverer	MR	45,012	2008	Brod. Trogir
TORM Eric	MR	49,999	2006	STX SB (Jinhae)
TORM Freya	MR	46,350	2003	STX SB (Jinhae)
TORM Hardrada	MR	45,983	2007	Shin Kurushima
TORM Helvig	MR	46,187	2005	STX SB (Jinhae)
TORM Horizon	MR	46,955	2004	Hyundai Mipo
TORM India	MR	49,999	2010	Hyundai Mipo
TORM Kansas	MR	46,955	2006	Hyundai Mipo
TORM Laura	MR	49,999	2008	GSI Liwan
TORM Leader	MR	46,070	2009	Brod. Trogir
TORM Lene	MR	49,999	2008	GSI Liwan
TORM Lilly	MR	49,999	2009	GSI Liwan
TORM Loke	MR	44,999	2007	SLS Shipbuilding
TORM Lotte	MR	49,999	2009	GSI Liwan
TORM Louise	MR	49,999	2009	GSI Liwan
TORM Moselle	MR	47,024	2003	Onomichi Dockyd
TORM Philippines	MR	49,999	2010	Hyundai Mipo
TORM Platte	MR	46,959	2006	Hyundai Mipo
TORM Ragnhild	MR	46,187	2005	STX SB (Jinhae)
TORM Republican	MR	46,955	2006	Hyundai Mipo
TORM Resilience	MR	49,999	2005	STX SB (Jinhae)
TORM Solution	MR	49,999	2019	GSI Nansha
TORM Sovereign	MR	49,999	2017	Hyundai Mipo
TORM Splendid	MR	49,999	2020	GSI Nansha
TORM Stellar	MR	49,999	2020	GSI Nansha
TORM Strength	MR	49,999	2019	GSI Nansha
TORM Strong	MR	49,999	2019	GSI Nansha

Vessel Name	Type	DWT	Year Built	Shipyard(1)

TORM Sublime	MR	49,999	2019	GSI Nansha
TORM Success	MR	49,999	2019	GSI Nansha
TORM Supreme	MR	49,999	2017	Hyundai Mipo
TORM Thames	MR	47,036	2005	Hyundai Mipo
TORM Thor	MR	49,757	2015	Sungdong SB
TORM Thunder	MR	49,757	2015	Sungdong SB
TORM Thyra	MR	46,350	2003	STX SB (Jinhae)
TORM Timothy	MR	49,757	2015	Sungdong SB
TORM Troilus	MR	49,757	2016	Sungdong SB
TORM Voyager	MR	45,916	2010	Brod. Trogir
TORM Gyda	Handy	36,207	2009	Hyundai Mipo
TORM Tevere	Handy	36,990	2005	Hyundai Mipo

Chartered-in Product Tankers
TORM Agnes (6)	MR	49,999	2011	GSI Liwan
TORM Agnete (6)	MR	49,999	2010	GSI Liwan
TORM Almena (6)	MR	49,999	2010	GSI Liwan
TORM Amalie (6)	MR	49,999	2011	GSI Liwan
TORM Anabel (7)	MR	49,999	2012	GSI Liwan
TORM Arawa (7)	MR	49,999	2012	GSI Liwan
TORM Aslaug (6)	MR	49,999	2010	GSI Liwan
TORM Atlantic (6)	MR	49,999	2012	GSI Liwan
TORM Kiara (6)	LR2	114,445	2015	Hyundai HI (Gunsan)
TORM Helene (7)	LR2	114,000	2021	GSI Nansha
TORM Hellerup (6)	LR2	114,951	2018	GSI Nansha
TORM Herdis (6)	LR2	114,951	2018	GSI Nansha
TORM Malaysia (3)	MR	51,672	2011	Hyundai Mipo
TORM New Zealand (3)	MR	49,999	2011	Hyundai Mipo
TORM Alexandra (2)	MR	49,999	2010	GSI Liwan
TORM Alice (2)	MR	49,999	2010	GSI Liwan
TORM Australia (3)	MR	49,999	2011	Hyundai Mipo
TORM Singapore (3)	MR	49,999	2011	Hyundai Mipo
TORM Titan (4)	MR	49,757	2016	Sungdong SB
TORM Torino (5)	MR	49,757	2016	Sungdong SB

Newbuildings
TORM Houston (8)	LR2	114,000	2022	GSI Nansha

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

(6) Vessel was sold and leased back on bareboat charter with a contract expiration in 2029. We have a purchase option for the individual vessels. No sale was recorded under IFRS and hence the vessel have not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

(7) Vessel was sold and leased back on bareboat charter with a contract expiration in 2031. We have a purchase option for the individual vessels. No sale was recorded under IFRS and hence the vessel have not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

(8) Vessel was sold and leased back on bareboat charter with a contract expiration in 2032. We have a purchase option for the individual vessels. No sale was recorded under IFRS and hence the vessel have not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

Fleet Development

Vessel Acquisitions

In 2021, we acquired from Team Tankers Deep Sea Ltd. eight 2007-2012 built MR product tanker vessels,  Team Corrido, Team Amorina, Team Cavatina, Team Adventurer, Team Discoverer, Team Voyager, Team Leader and Team Allegro for a total consideration of $138 million. These vessels were delivered in the second quarter and third quarter of 2021. We also acquired three 2015-built scrubber-fitted and fuel efficient LR2 vessels, Nissos Schinoussa, TORM Kiara (previously named Nissos Heraclea) and Nissos Therassia for a total consideration of $120.8 million.  These vessels were delivered in the second and third quarters of 2021. In the first quarter of 2020, we agreed to acquire two LR2 newbuildings. In the fourth quarter of 2021, we took delivery of one LR2 newbuilding, and in the first quarter of 2022, we took delivery of the last LR2 newbuilding as well. In the first quarter of 2021, we took delivery of TORM Philippines, a 2010-built deepwell MR vessel, for a total consideration of $16 million, and $14 million of the purchase price was financed through an additional draw down of our existing DSF facility and the remaining was financed through working capital.

In 2020, we took delivery of four newbuildings, two LR1 newbuildings, TORM Elise and TORM Elizabeth, and two MR newbuildings, TORM Splendid and TORM Stellar. The LR1 vessels were financed under our Syndicated Facility Agreement and the MR vessels were financed under the KfW Facility. In the fourth quarter of 2020, we took delivery of TORM India, a 2010-built deepwell MR vessel, for a total consideration of $15 million, and $14 million of the purchase price was financed through an additional draw down of our existing DSF facility and the remaining was financed through working capital.

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

Vessel Dispositions

In 2021, we entered into agreements to sell a total of two vessels: the MR vessel TORM Carina (built in 2003) for at total consideration of $10 million and the LR1 TORM Emilie (built in 2004) for an undisclosed amount, since the vessel is expected to be delivered during first half of 2022.

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

Scrubber Investments

As of the date of this report, we have successfully installed scrubbers on 52 of our vessels, with another 4 installations scheduled to be completed by the end of 2022. In addition, one scrubber is scheduled to be installed in the first quarter of 2023. Upon completion, 57 vessels will be fitted with scrubbers, with the remaining vessels continuing to use compliant fuels with 0.5% sulfur content.

Sale and Leaseback Transactions

After the first quarter of 2021, we completed the sale and leaseback of two LR2 vessels.  In 2021, we also obtained commitment from a new Chinese financial institution for the sale and operational leaseback of nine existing MR vessels built from 2010 to 2012.

In the fourth quarter of 2021, we completed the sale and leaseback of eight of the planned nine refinancings of existing MR vessels built from 2010 to 2012 with a Chinese financial institution. In early January of 2022, we completed the sale and leaseback transaction of the last of the nine MR vessels. In the first quarter of 2020, we entered into sale and leaseback agreements and corresponding bareboat charters with a Chinese counterparty for $76 million of the acquisition price for our two LR2 newbuildings. The contract covers a ten-year sale and leaseback agreement with purchase options during the lease period and at maturity

In the third quarter of 2019, we entered into sale and leaseback agreements and corresponding bareboat charters with four separate Japanese and Chinese counterparties for eight of our vessels: the four 2011 MR Vessels, as well as TORM Torino, TORM Titan, TORM Alice and TORM Alexandra. We have options to purchase TORM Alice and TORM Alexandra from the counterparty in both 2024 and 2026, and obligations to purchase the 2011 MR Vessels, TORM Torino and TORM Titan from the respective counterparties in 2025, 2024 and 2026, respectively.

For information about our financing agreements, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements".

Employment of Our Product Tanker Fleet

Our current strategy is to employ our vessels worldwide primarily in the spot market. We believe that this will enable us to take advantage of potential increases in product tanker hire rates in the near term. We may seek to employ some of our vessels on longer-term time charter contracts, if customer needs and expected returns make this more attractive. Employing vessels on longer-term contracts may provide us with the benefits of stable cash flows and high utilization rates. In addition, from time to time, we may employ our vessels on shorter-term charters and under COAs. Reference is made to the Glossary on page 173 of the Annual Report 2021 for the definitions of Spot Market, Time Charter, COA and Bareboat Charter.

Coverage

For information on the coverage of our Fleet, including the definitions of certain key terms related to the coverage of our Fleet, reference is made to “Market Drivers and Outlook” on page 14 of the Annual Report 2021 and to the Glossary on page 173 of the Annual Report 2021.

Management of Our Fleet

For information on management of our fleet, reference is made to “Business Model and Strategic Choices “ on pages 17-31 of the Annual Report 2021.

Customers

We generate revenue by charging customers for the transportation of refined oil products and crude oil. Many of our largest customers in the product tanker segment are companies operating in the oil industry such as major oil companies, state-owned oil companies and international trading houses.

Customer Concentration

During 2021, our 20 largest customers accounted for approximately 72% of our total revenue, of which one customer accounted for 15% of the Company’s revenue. None of our other customers accounted for more than 1% of our total revenues.

Our Business Strategy

For information on our business strategy, reference is made to “ Business Model and Strategic Choices “ on pages 17-31 of the Annual Report 2021.

The Product Tanker Industry

For information on the product tanker industry, reference is made to “The Product Tanker Market” on pages 11-13 of the Annual Report 2021. For information on the risks associated with operating within the product tanker market, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Our Industry.”

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor masters or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of the vessels in our product tanker fleet or lead to the invalidation or reduction of our insurance coverage. We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the recycling of older vessels throughout the industry.  Each of our vessels is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness every year for the annual survey, every two to three years for intermediate survey and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit effected. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater parts of the vessel and for necessary repair stemming from the inspection. Special surveys frequently require dry-docking.

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

International Maritime Organization

The IMO is a specialized agency of the United Nations responsible for setting global standards for the safety, security and environmental performance of vessels engaged in international shipping. The IMO’s primary objective is to create a regulatory framework for the shipping industry that is fair and effective, and universally adopted and implemented. The IMO has adopted several international conventions that regulate the international shipping industry, including, but not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to dry bulk and LNG carriers as well as oil tankers, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other certain areas including areas in China that are subject to local regulations also impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy-Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels to be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregating groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquids or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats.  By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021.  In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system.  This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of future regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed, and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.

Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean-going carriers, which may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast water exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

In November 2014 and May 2015, the IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water, or the Polar Code. The Polar Code entered into force on January 1, 2017. The Polar Code covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. Ships intending to operate in the applicable areas must have a Polar Ship Certificate. This requires an assessment of operating in said waters and includes operational limitations, additional safety equipment and plans or procedures, necessary to respond to incidents involving possible safety or environmental consequences. A Polar Water Operational Manual is also needed on board the ship for the owner, operator, master, and crew to have sufficient information regarding the ship to assist in their decision-making process. The Polar Code applies to new ships constructed after January 1, 2017. After January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021.

Wreck Removal

The Nairobi Convention on the Removal of Wrecks, or the Wreck Removal Convention, entered into force on April 14, 2015 and contains obligations for shipowners to effectively remove wrecks located in a member state’s exclusive economic zone or equivalent 200 nautical miles zone. The Wreck Removal Convention places strict liability, subject to certain exceptions, on a vessel owner for locating, marking and removing the wreck of any owned vessel deemed to be a hazard due to factors such as its proximity to shipping routes, traffic density and frequency, type of traffic and vulnerability of port facilities as well as environmental damage. It also makes government certification of insurance, or other form of financial security for such liability, compulsory for ships of 300 gross tonnage and above.

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

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:

(16)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iv)	loss of subsistence use of natural resources that are injured, destroyed or lost;

(iii)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)

net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for an oil tanker, other than a single-hull oil tanker, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. Similarly, the limitation on liability does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 I, I) or the Intervention on the High Seas Act.

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019 which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters.  However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana  granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule in December 2018, the EPA and Department of the Army proposed a revised, limited definition WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which is subject to public comment until February 7, 2022.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast water exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.

Greenhouse Gas Regulations

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005, and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement and the withdrawal became effective on November 4, 2020.  On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions.  On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022. If these new regulations are finalized, they could affect our operations.

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

Maritime Labor Convention

The ILO is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO adopted the MLC 2006, which entered into force on August 20, 2013. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance are required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. These documents will provide prima facie evidence that the vessels are in compliance with the requirements of the MLC 2006. The Maritime Labor Certificate and Declaration of Maritime Labor Compliance will be subject to inspection by port state control when vessels enter the ports of other countries that have ratified the MLC 2006. In addition, vessels flying the flag of countries that have not ratified the MLC 2006 are also subject to inspection with respect to working and living conditions for seafarers when those vessels enter in port of countries where the MLC 2006 is in force. Amendments to MLC 2006 were adopted in 2014, 2016 and 2018.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security

Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in-class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned and will certify that such vessel complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member.

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

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

●	Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.
●	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and are to be carried out either at or between the second and third Annual Surveys after Special Periodical Survey No. 1 and subsequent Special Periodical Surveys. Those items which are additional to the requirements of the Annual Surveys may be surveyed either at or between the second and third Annual Surveys. After the completion of the No. 3 Special Periodical Survey, the following Intermediate Surveys are of the same scope as the previous Special Periodical Surveys.
●	Special Periodical Surveys (or Class Renewal Surveys). Class renewal surveys, also known as Special Periodical Surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, and should be completed within five years after the date of build or after the crediting date of the previous Special Periodical Survey. At the special survey, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than the minimum class requirements, the classification society would prescribe steel renewals. A Special Periodical Survey may be commenced at the fourth Annual Survey and be continued with completion by the fifth anniversary date. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.

As mentioned above, for vessels that are more than 15 years old, the Intermediate Survey may also have a considerable financial impact.

At an owner’s application, the surveys required for class renewal (for tankers only the ones in relation to machinery and automation) may be split according to an agreed schedule to extend over the entire five-year period. This process is referred to as continuous survey system. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are subject also to a minimum of two examinations of the outside of a vessel’s bottom and related items during each five-year special survey period. Examinations of the outside of a vessel’s bottom and related items are normally to be carried out with the vessel in dry-dock, but an alternative examination while the vessel is afloat by an approved underwater inspection may be considered. Such an examination is to be carried out in conjunction with the Special Periodical Survey, and in this case the vessel must be in dry-dock. For vessels older than 15 years (after the 3rd Special Periodical Survey), the bottom survey must always be in the dry-dock. In all cases, the interval between any two such examinations is not to exceed 36 months.

In general during the above surveys, if any defects are found, the classification surveyor will require immediate repairs or issue a ‘’recommendation’’ which must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies, or IACS. All our vessels are certified as being “in-class” by American Bureau of Shipping, Lloyds Register or Bureau Veritas who are all members of IACS. All new and second-hand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel

For further information on environmental, social and governance issues, reference is made to pages 32-54 of the Annual Report 2021 and TORM’s separate ESG Report that can be found on our webpage www.torm.com.  None of the information contained on this website is incorporated into or forms a part of this annual report.

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

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The permits, licenses and certificates that are required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of the vessel. We have obtained all permits, licenses and certificates currently required to permit our vessels to operate.  Additional laws and regulations, environmental or otherwise, may be adopted, which could limit our ability to do business or increase the cost of us doing business.

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

C.Organizational Structure

TORM plc (formerly Anchor Admiral Limited and TORM Limited) is a public limited company incorporated on October 12, 2015 under the laws of England and Wales under the name Anchor Admiral Limited with company number 9818726. Anchor Admiral Limited was renamed TORM Limited on November 26, 2015 and TORM Limited was renamed TORM plc on January 20, 2016. Following the closing of the Exchange Offer (discussed herein) and the listing of TORM plc’s Class A common shares on Nasdaq Copenhagen on April 19, 2016, TORM plc became the publicly listed parent company of TORM A/S, which is now our wholly-owned subsidiary. The Group is engaged in the business of owning and operating product tankers to transport refined petroleum products. As of December 31, 2021 we, TORM A/S and other subsidiaries, owned 64 of the vessels in our product tanker fleet and bareboat chartered in 20 vessels with an option or obligation to buy back the vessels and expect to apply the same ownership structure for each additional vessel that we acquire in the future, through separate wholly-owned subsidiaries. The management of our fleet, including vessels that we charter in, is performed by our wholly-owned subsidiaries. We have offices in the United Kingdom, Denmark, Mumbai (India), New Delhi (India), Manila (the Philippines), Cebu (the Philippines), Singapore (Singapore) and Houston (Texas, USA).

A list of our significant subsidiaries is filed herewith as Exhibit 8.1.

D.Property, Plants and Equipment

We own no properties other than our vessels. We lease office space in various jurisdictions and had the following material leases in place as of December 31, 2021:

●	London, United Kingdom, located at Birchin Court, 20 Birchin Lane, EC3V 9DU with one employee at this location;
●	Hellerup, Denmark, located at Tuborg Havnevej 18, DK-2900, with approximately 140 employees at this location;
●	Singapore, Singapore, located at 6 Battery Road #27-02, with approximately 16 employees at this location;
●	Houston, Texas, USA, located at Suite 1630, 2500 City West Boulevard, with approximately 11 employees at this location;
●	Manila, the Philippines, located at 7th Floor Salcedo Towers, 169 HV dela Costa Street, with approximately 39 employees at this location;
●	Cebu, the Philippines, located at 2nd Floor Causing-Lozada Inc Building, Osmena Blvd. cor Lapu-Lapu St., with three employees at this location;
●	Mumbai, India, located at 2nd Floor, Leela Business Park, Andheri-Kurla Road, with approximately 136 employees at this location; and
●	New Delhi, India, located at 5th Floor, Caddle Commercial Tower, Aerocity, with two employees at this location.

For a description of our fleet, see “Item 4. Information on the Company B. Business Overview.”

Patents, Licenses and Trademarks

We have no material patents and do not use any licenses other than ordinary information technology licenses.

We have trademark registered the rights to our Company’s name (TORM) and logo (the TORM flag) in all relevant jurisdictions including Denmark, the European Union, Bahrain, Brazil, Singapore, the United Arab Emirates and the United States.

We have registered our primary domains: www.torm.com, www.torm.dk and www.torm.eu.  None of the information contained on our website is incorporated into or forms a part of this annual report.

ITEM 4A.         UNRESOLVED STAFF COMMENTS

None.

ITEM 5         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our audited consolidated financial statements and related notes. You should also carefully read the following discussion with the sections of this annual report entitled “Cautionary Statement Regarding Forward-Looking Statements”, “Explanatory Note and Presentation of Our Financial and Operating Data”, “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company—B. Business Overview”. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

The audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with IFRS as issued by the IASB. The financial statements are presented in U.S. Dollar millions unless otherwise indicated.

Non-IFRS measures

Certain non-IFRS measures included in our financial and operating data have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include Time Charter Equivalent or TCE earnings, Adjusted gross profit (net earnings from shipping), Adjusted EBITDA (net profit/(loss) for the period before tax expense, financial income, financial expenses, depreciation and impairment losses and reversals of impairment on tangible assets), loan-to-value ratio and net interest-bearing debt. The computation of Adjusted EBITDA includes an adjustment for financial income and expenses which we deem to be equivalent to “interest” for purposes of presenting Adjusted EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges, and financial income consists of interest income and gains on foreign exchange transactions. The term Adjusted EBITDA as used in this annual report has the same meaning and corresponds to all references to the term EBITDA as used in our Annual Report 2021.

There are a number of non-IFRS measures included in the Annual Report 2021 on pages 175-179. Only those non-IFRS measures listed herein are considered to form part of the annual report on Form 20-F.

Management believes that these non-IFRS measures are both useful and necessary to present in our financial and operating data, because they are used by management for internal performance analysis, the presentation of these measures facilitates an element of comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies, and because these measures are useful in connection with discussions with the investment community.

Non-IFRS Financial Measures	Year ended December 31,
(USD million)	2021	2020	2019
Time charter equivalent (TCE) earnings	378.6	519.5	424.9
Adjusted gross profit (Net earnings from shipping activities)	188.1	341.1	251.9
Adjusted EBITDA	136.9	271.9	202.0
Net interest-bearing debt	972.1	713.1	786.3
Loan-to-value (LTV)	52.3%	50.8%	46.1%

Time Charter Equivalent (TCE) earnings. We define TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions. We report TCE earnings, a non-IFRS measure, because we believe it provides additional meaningful information to investors in conjunction with revenue, the most directly comparable IFRS measure, given it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from revenue to TCE earnings.

Reconciliation from revenue	Year ended December 31,
(USD million)	2021	2020	2019
Revenue	619.5	747.4	692.6
Port expenses, bunkers and commissions	(240.9)	(227.9)	(267.7)
Time charter equivalent (TCE) earnings	378.6	519.5	424.9

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

Reconciliation from operating profit/(loss)	Year ended December 31,
(USD million)	2021	2020	2019
Operating profit/(loss)	1.4	138.9	205.9
Depreciation	130.9	121.9	110.1
Impairment losses and reversal of impairment on tangible assets	4.6	11.1	(114.0)
Other operating (income)/expenses	(0.4)	19.2	2.9
Administrative expenses	51.5	50.8	47.7
Profit from sale of vessels	0.0	(1.1)	(1.2)
Share of loss from joint ventures	0.1	0.3	0.4
Adjusted gross profit (net earnings from shipping activities)	188.1	341.1	251.9

Adjusted EBITDA. We define Adjusted EBITDA as net profit/(loss) for the period before tax, financial income, financial expenses, depreciation and impairment losses and reversals of impairment on tangible assets. The computation of Adjusted EBITDA refers to financial income and expenses, which we deem to be equivalent to “interest” for purposes of presenting Adjusted EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

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

Adjusted EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net profit/(loss), the most directly comparable IFRS financial measure, for the periods presented:

Reconciliation from net profit/(loss)	Year ended December 31,
(USD million)	2021	2020	2019
Net profit/(loss) for the year	(42.1)	88.1	166.0
Tax	1.3	1.4	0.8
Financial expenses	42.4	49.9	41.9
Financial income	(0.2)	(0.5)	(2.8)
Depreciation	130.9	121.9	110.1
Impairment losses and reversal of impairment on tangible assets	4.6	11.1	(114.0)
Adjusted EBITDA	136.9	271.9	202.0

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

Net interest-bearing debt	Year ended December 31,
(USD million)	2021	2020	2019
Borrowings (current and non-current)	1,148.4	853.3	863.4
Loan receivables	(4.6)	(4.6)	(4.6)
Cash and cash equivalents, including restricted cash	(171.7)	(135.6)	(72.5)
Net interest-bearing debt	972.1	713.1	786.3

Loan-to-value (LTV) ratio. Loan-to-value (LTV) ratio is defined as vessel values divided by net borrowings of the vessels. LTV describes the net debt ratio of our vessels and is used by us to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

Loan-to-value (LTV)	Year ended December 31,
(USD million)	2021	2020	2019
Vessel values, including newbuildings (broker values)	1,926.0	1,585.3	1,801.5
Total (value)	1,926.0	1,585.3	1,801.5
Outstanding debt	1,148.4	853.3	863.4
-Hereof debt regarding Land and buildings & Other plant and operating equipment	(5.6)	(8.3)	(6.8)
Committed CAPEX on newbuildings and second-hand vessels	39.9	100.6	51.2
Loan receivables	(4.6)	(4.6)	(4.6)
Cash and cash equivalents, including restricted cash	(171.7)	(135.6)	(72.5)
Total (loan)	1,006.4	805.4	830.7
Loan-to-value (LTV) ratio	52.3%	50.8%	46.1%

A.	Operating Results

Primary Factors Affecting Results of Operations

Reference is made to “Financial Review 2021⸻Primary Factors Affecting Results of Operations” on pages 55-64 of our Annual Report 2021.

Other Important Financial and Operational Terms and Concepts of TORM plc

The Company uses a variety of other financial and operational terms and concepts. These include the following:

●	Voyage expenses. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port expenses, cargo loading and unloading expenses, canal tolls and agency fees. These expenses are subtracted from shipping revenues to calculate Time Charter Equivalent Rates.
●	Vessel operating costs. Vessel operating costs include crewing, repairs and maintenance (excluding capitalized dry-docking), insurance, consumable stores, lube oils, communication expenses and technical management fees. The largest components of our vessel operating costs are generally crewing and repairs & maintenance. Expenses for repairs & maintenance tend to fluctuate from period to period because most repairs & maintenance typically occur during periodic dry-dockings. We expect these expenses to increase as our fleet matures and to the extent that it expands.
●	Charter hire. Charter hire consists of (i) money paid to the vessel owner by a charterer for the use of a vessel under a time charter or bareboat charter and (ii) amortization of the fair value of time charter contracts acquired. Such payments to vessel owners are usually made during the course of the charter every 30 days in advance or in arrears by multiplying the daily charter rate by the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365-day calendar year basis.
●	Dry-docking. We must periodically dry-dock each of our vessels for inspection and any modifications to comply with industry certification or regulatory requirements. Generally, each vessel is dry-docked every 30-60 months.
●	Depreciation. Depreciation expenses typically consist of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value and any impairment losses recognized) over the estimated useful lives of the vessels and charges related to the depreciation of upgrades to vessels which are depreciated over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. Dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking.

Factors You Should Consider When Evaluating the Results of TORM plc

The Company faces a number of risks associated with our industry and must overcome a variety of challenges to utilize our competitive strengths in order to profitably implement our business strategy. These risks include, among other things: the highly cyclical tanker industry, dependence on spot market voyage charters, fluctuating charter values, increase in fuel prices, changing economic, political and governmental conditions affecting our industry and business, international sanctions, embargoes, import and export restrictions, nationalizations and wars, material changes in applicable laws and regulations, full performance by counterparties, particularly charterers, maintaining customer relationships, delay in deliveries or non-deliveries from shipyards, piracy attacks, maintaining sufficient liquidity, financing availability and terms and management turnover. See “Item 3. Key Information—D. Risk Factors”.

Results of Operations of TORM plc

We operate within one segment, the product tanker segment, and thus the analysis has not been broken out into segments.

The financial highlights for TORM plc for the years ended December 31, 2021, 2020 and 2019 in this section have been extracted or derived from TORM plc’s audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019. As such, the information below should be read in conjunction with TORM plc’s audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 and section of this annual report entitled “Explanatory Note and Presentation of Our Financial and Operating Data”. Some of the information contained in this section, including information about TORM plc’s plans and strategies for our business and our expected sources of financing, contains forward-looking statements that involve risks and uncertainties. Current and potential investors should read “Item 3. Key Information—D. Risk Factors” for information on certain factors that may have a material adverse effect on TORM plc’s future performance, results of operations, cash flows and financial position.

TORM plc operates in a global industry where, among other things, freight rates are denominated and settled in United States dollars, and a majority of the cost base of TORM plc is denominated and settled in United States dollars. Consequently, TORM plc’s financial reporting is in United States dollars.

Financial highlights for TORM plc

Reference is made to “Key Figures” on page 3 and “2021 in Review” on pages 9-10 of our Annual Report 2021.

Consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019

Income statement

The table below presents financial information derived from TORM plc’s income statement for the years ended December 31, 2021, 2020 and 2019.

Income statement for TORM plc for the years ended December 31, 2021, 2020 and 2019

	Year Ended December 31,
(USD million)	2021	2020	2019
Revenue	619.5	747.4	692.6
Port expenses, bunkers and commissions	(240.9)	(227.9)	(267.7)
TCE earnings	378.6	519.5	424.9
Adjusted gross profit (net earnings from shipping activities)	188.1	341.1	251.9
Adjusted EBITDA	136.9	271.9	202.0
Operating profit/(loss)	1.4	138.9	205.9
Profit/(loss) before tax	(40.8)	89.5	166.8
Net profit/(loss) for the year	(42.1)	88.1	166.0

Total revenue for the year ended December 31, 2021 was $619 million, which represents a decrease of $127 million compared to the year ended December 31, 2020. This decrease in revenue is primarily due to a decrease in freight rates in the spot market.

Total port expenses, bunkers and commissions for the year ended December 31, 2021 were $241 million, which represents an increase of $13 million compared to the year ended December 31, 2020. Bunkers amounted to 56%, port expenses to 39%, and commissions and other voyage expenses to 5% respectively of the total port expenses, bunkers and commissions for the year ended December 31, 2021. Bunkers amounted to 61%, port expenses to 35%, and commissions and other voyage expenses to 4% of the total port expenses, bunkers and commissions for the year ended December 31, 2020. The increase in port expenses, bunkers and commissions was primarily due to an increase in the bunker prices.

TCE earnings for the year ended December 31, 2021 were $379 million compared to a decrease of $141 million compared to the year ended December 31, 2020. The decrease in TCE earnings was primarily due to a decrease in freight rates equating to a decrease in earnings of $167 million. This was mainly due to lower freight rates for the year ended December 31, 2021, compared with the year ended December 31, 2020.

Adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA were $188 million and $137 million, respectively, for the year ended December 31, 2021 compared to an Adjusted gross profit (net earnings from shipping activities) and Adjusted EBITDA of $341 million and $272 million, respectively, for the year ended December 31, 2020. The decrease was mainly driven by the lower freight rates for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Operating profit was $1.4 million for the year ended December 31, 2021 compared to an operating profit of $139 million for the year ended December 31, 2020. The decrease was mainly driven lower freight rates for the year ended December 31, 2021 compared to the year ended December 31, 2020.

TORM plc reported a net loss for the year ended December 31, 2021 of $42 million, compared to a net profit of $88 million for the year ended December 31, 2020, a decrease of $130 million.

Total revenue for the year ended December 31, 2020 was $748 million, which represents an increase of $55 million compared to the year ended December 31, 2019. This increase in revenue is primarily due to an increase in the freight rates in the spot market.

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

TCE earnings for the year ended December 31, 2020 were $520 million compared to an increase of $95 million compared to the year ended December 31, 2019. The increase in TCE earnings was primarily due to an increase in freight rates equating to an increase in earnings of $86 million. This was mainly due to higher freight rates for the year ended December 31, 2020, compared with the year ended December 31, 2019.

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

Operating profit was $139 million for the year ended December 31, 2020 compared to an operating profit of $206 million for the year ended December 31, 2019. The decrease was mainly driven by the impairment reversal in 2019, which was partly offset by higher freight rates for the year ended December 31, 2020 compared to the year ended December 31, 2019,

TORM plc reported a net profit for the year ended December 31, 2020 of $88 million, compared to a net profit of $166 million for the year ended December 31, 2019, a decrease of $78 million.

Revenue and port expenses, bunkers and commission (TCE earnings)

TCE earnings for TORM plc for the years ended December 31, 2021 and 2020

	LR2	LR1	MR	Handy	Total
Year-end 2020
Available TCE earning days	3,795	3,228	18,529	664	26,216
TCE earnings per earning day, USD	26,637	22,839	18,098	13,416	19,800
TCE earnings, USD million	100.1	74.9	335.6	8.9	519.5

Year-end 2021
Available TCE earning days	3,979	3,206	19,703	726	27,614
Change	5%	(1)%	6%	9%	5%
TCE earnings per earning day, USD	15,422	14,365	13,395	9,709	13,703
Change	(42)%	(37)%	(26)%	(28)%	(31)%

Effect on TCE earnings from change in the available TCE earning days, USD million	4.9	(0.5)	21.3	0.8	26.5
Effect on TCE earnings from change in TCE earnings per earning day, USD million	(44.6)	(27.2)	(92.7)	(2.7)	(167.2)
Other	1.0	(0.9)	(0.3)	0.0	(0.2)
TCE earnings, USD million	61.4	46.3	263.9	7.0	378.6

In 2021 the operational and commercial challenges created by the COVID-19 outbreak continued, and TORM’s integrated operational platform was a key factor in the Company’s successful navigation of the extraordinary market for product tankers. The embedded ties between TORM’s commercial, technical and support departments ensured an operational flexibility that was critical to handle the many issues, such as the extremely challenging crew change conditions caused by global travel bans and other restrictions.

During 2021, TORM acquired eight 2007-2012 built MR product tanker vessels from TEAM Tankers Deep Sea Ltd. with delivery in the second quarter and third quarter of 2021, which include Team Corrido, Team Amorina, Team Cavatina, Team Adventurer, Team Discoverer, Team Voyager, Team Leader and Team Allegro.  We also entered into an agreement to purchase three 2015-built scrubber-fitted and fuel efficient LR2 vessels, Nissos Schinoussa, Nissos Heraclea and Nissos Therassia, which were delivered in the second quarter and third quarter of 2021 for a total consideration of $120.8 million.  In the first quarter of 2021, we agreed to acquire two LR2 newbuildings with one vessel which was delivered in the fourth quarter of 2021 and one in the first quarter of 2022.  Early in the third quarter of 2021, we took delivery of the last LR2 from Okeanis Eco Tankers Corp (TORM Kiara) and completed the sale and leaseback of two LR2 vessels (TORM Hellerup and TORM Herdis).

In 2021, TORM achieved an Adjusted gross profit of $188 million (2020: $341 million) with the decrease from 2020 driven primarily by lower freight rates. TORM’s product tanker fleet realized TCE earnings of $13,703/day, down 31% compared to 2020, with the LR2 class at $15,422/day, the LR1 class at $14,365/day, the MR class at $13,395/day and the Handysize class at $9,709/day.

In 2021, TORM sold 2 older vessels one MR delivered in 2021 and one LR1 which was delivered in first quarter of 2022.

As of December 31, 2021, TORM’s fleet consisted of 64 owned vessels, 20 chartered-in and leaseback vessels. At the end of 2021, TORM operated a fleet of 84 vessels on the water of which 64 were fully owned and 20 were chartered in on bareboat charter.

For the LR2 fleet, the number of Available TCE earning days increased by 5% from the year ended December 31, 2020 and ended at 3,979 Available TCE earning days for the year ended December 31, 2021. The TCE earnings per earning day for the LR2 fleet for the year ended December 31, 2021 were $15,422 resulting in TCE earnings of $61.4 million.

For the LR1 fleet, the number of Available TCE earning days decreased by 1% from the year ended December 31, 2020 compared to the year ended December 31, 2021 and ended at 3,206 Available TCE earning days for the year ended December 31, 2021. The TCE earnings per earning day for the LR1 fleet for the year ended December 31, 2021 were $14,365 resulting in TCE earnings of $46.3 million.

With an increase of 6%, the number of Available TCE earning days for the MR fleet ended at 19,703 for the year ended December 31, 2021. The TCE earnings per earning day for the MR fleet for the year ended December 31, 2021 were $13,395 resulting in TCE earnings of $263.9million.

The number of Available TCE earning days for the Handysize fleet increased by 9% from the year ended December 31, 2020 to the year ended December 31, 2021, resulting in total TCE earnings of $7.0 million.

TCE earnings for TORM plc for the years ended December 31, 2020 and 2019

	LR2	LR1	MR	Handy	Total
Year-end 2019
Available TCE earning days	4,198	2,153	17,736	1,620	25,707
TCE earnings per earning day, USD	19,730	17,102	15,840	14,965	16,526
TCE earnings, USD million	82.8	36.5	281.4	24.2	424.9

Year-end 2020
Available TCE earning days	3,795	3,228	18,529	664	26,216
Change	(10)%	50%	4%	(59)%	2%
TCE earnings per earning day, USD	26,637	22,839	18,098	13,416	19,800
Change	35%	34%	14%	(10)%	20%

Effect on TCE earnings from change in the available TCE earning days, USD million	(7.9)	18.4	12.6	(14.3)	8.7
Effect on TCE earnings from change in TCE earnings per earning day, USD million	26.2	18.5	41.8	(1.0)	85.5
Other	(1.0)	1.5	(0.2)	0.0	0.3
TCE earnings, USD million	100.1	74.9	335.6	8.9	519.4

The year 2020 presented many operational and commercial challenges, and TORM’s integrated operational platform was a key factor for the Company to successfully navigate the extraordinary market for product tankers over the year 2020. The embedded ties between TORM’s commercial, technical and support departments ensured an operational flexibility that was critical to handle the many issues created by the COVID-19 outbreak, such as the extremely challenging crew change conditions caused by global travel bans and other restrictions. The COVID-19-imposed travel restrictions complicated crew movements throughout the year and led to crew overdue employment across the fleet. At their peak, the travel restrictions caused an almost complete shutdown of crew changes. Crew were not allowed to leave their home countries; international air travel virtually stopped and ports around the world refused crew changes to take place.

This led to a sharp increase in overdue crew employment, reaching 35% of TORM’s working crew in May and June. As the travel ban for seafarers eased, TORM conducted up to 900 crew movements per month to reduce the overdue level. This is 2-3 times the normal level for TORM. At the end of the year, TORM managed to bring the overdue employment down to normalized pre-COVID-19 levels.

Again in 2020, TORM was able to deliver best in class commercial performance and with TORM’s focus on optimal geographical positioning of the fleet and strategic priority of trading in the spot market, the fleet was well positioned to capture the sudden market strength in the second quarter of the year. For the full year 2020, TORM realized average Time Charter Equivalent (TCE) earnings of $19,800/day compared to $16,526/day last year. This was considerably above TORM’s low fleet-wide break-even level of $15,100/day and in the top range compared to industry peers.

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

In 2020, TORM achieved an Adjusted gross profit of $341 million (2019: $252 million) with the increase from 2019 driven primarily by higher freight rates. TORM’s product tanker fleet realized TCE earnings of $19,800/day, up 20% compared to 2019, with the LR2 class at $26,637/day, the LR1 class at $22,839/day, the MR class at $18,098/day and the Handysize class at $13,416/day.

In 2020, TORM sold eight older vessels (six MR vessels and two LR2 vessels) for a total consideration of $76.6 million. All vessels were delivered to their new owners in 2020.

As of December 31, 2020, TORM’s fleet consisted of 64 owned vessels, 8 chartered-in vessels and three vessels on order, one of which was delivered in January 2021. At the end of 2020, TORM operated a fleet of 72 vessels on the water of which 64 were fully owned and 8 were financial leasebacks.

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

Adjusted gross profit (net earnings from shipping activities)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(USD million)	2021	2020	2019
TCE earnings	378.6	519.5	424.9
Operating expenses	(190.5)	(178.4)	(173.0)
Adjusted gross profit (net earnings from shipping activities)	188.1	341.1	251.9

TORM plc’s Adjusted gross profit (net earnings from shipping activities) for the year ended December 31, 2021 was $188 million compared to $341 million for the year ended December 31, 2020 compared to a decrease of $153 million. The decrease was mainly due to the decrease in freight rates in the spot market.

In 2021, operating expenses for vessels increased by $13 million to $191 million. Average operating expenses per day ended at $6,633 for the year ended December 31, 2021 compared to $6,398 for the year ended December 31, 2020 reflecting an increase below 4%.

TORM plc’s Adjusted gross profit (net earnings from shipping activities) for the year ended December 31, 2020 was $341 million compared to $252 million for the year ended December 31, 2019 compared to an increase of $89 million. The increase was mainly due to the increase in freight rates in the spot market.

In 2020, operating expenses for vessels increased by $5 million to $178 million. Average operating expenses per day ended at $6,398 for the year ended December 31, 2020 compared to $6,371 for the year ended December 31, 2019 reflecting an increase below 1%.

Adjusted EBITDA

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(USD million)	2021	2020	2019
Adjusted gross profit (net earnings from shipping activities)	188.1	341.1	251.9
Administrative expenses	(51.5)	(50.8)	(47.7)
Other operating income/(expenses)	0.4	(19.2)	(2.9)
Profit from sale of vessels	0.0	1.1	1.2
Share of profit/(loss) from joint ventures	(0.1)	(0.3)	(0.4)
Adjusted EBITDA	136.9	271.9	202.0

TORM plc’s Adjusted EBITDA for the year ended December 31, 2021 was $137 million compared to $272 million for the year ended December 31, 2020 compared to a decrease of $135 million.

Total administrative expenses and other operating expenses decreased from $70 million for the year ended December 31, 2020 to $51 million for the year ended December 31, 2021, primarily due to a one-off provision covering an exposure related to two cargo claims in the previous year.

TORM plc’s Adjusted EBITDA for the year ended December 31, 2020 was $272 million compared to $202 million for the year ended December 31, 2019 compared to an increase of $70 million.

Total administrative expenses and other operating expenses increased from $51 million for the year ended December 31, 2019 to $70 million for the year ended December 31, 2020, primarily due to a one-off provision covering an exposure related to two cargo claims.

Operating profit/(loss)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(USD million)	2021	2020	2019
Adjusted EBITDA	136.9	271.9	202.0
Impairment losses and reversal of impairment on tangible assets	(4.6)	(11.1)	114.0
Depreciation	(130.9)	(121.9)	(110.1)
Operating profit/(loss)	1.4	138.9	205.9

TORM plc’s operating profit for the year ended December 31, 2021 was $1 million compared to an operating profit of $139 million for the year ended December 31, 2020 compared to a decrease of $138 million.

The impairment charge on tangible assets amounted to $4.6 million for the year ended December 31, 2021 compared to an impairment charge of $11.1 million for the year ended December 31, 2020 and related to impairments on vessels sold during the year, as well as impairment charges based on the annual impairment test. An impairment test of the recoverable amount of TORM’s cash generating units is performed annually, comparing the carrying amount of the cash generating units with the higher of fair value less cost to sell (broker values less commissions) and value in use. Based on this test, no impairment was recognized in 2021 compared to a $5.5 million impairment for the year ended December 31, 2020

Depreciation amounted to $131 million for the year ended December 31, 2021 compared to $122 million for the year ended December 31, 2020.

TORM plc’s operating profit for the year ended December 31, 2020 was $139 million compared to an operating profit of $206 million for the year ended December 31, 2019 compared to a decrease of $67 million.

The impairment charge on tangible assets amounted to $11.1million for the year ended December 31, 2020 compared to a reversal of impairment of $114 million for the year ended December 31, 2019 and related to impairments on vessels sold during the year, as well as impairment charges based on the annual impairment test. An impairment test of the recoverable amount of TORM’s cash generating units is performed annually, comparing the carrying amount of the cash generating units with the higher of fair value less cost to sell (broker values less commissions) and value in use. Based on this test, an impairment of $5.5 million on two Handy vessels was recognized in 2020.

Depreciation amounted to $122 million for the year ended December 31, 2020, compared to $110 million for the year ended December 31, 2019.

Profit/(loss) before tax

(USD million)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating profit/(loss)	1.4	138.9	205.9
Financial income	0.2	0.5	2.8
Financial expenses	(42.4)	(49.9)	(41.9)
Profit/(loss) before tax	(40.8)	89.5	166.8

TORM plc’s loss before tax for the year ended December 31, 2021 was $41 million compared to a profit of $90 million for the year ended December 31, 2020 compared to a decrease of $131 million.

Financial expenses for the year ended December 31, 2021 decreased to $42 million from $50 million for the year ended December 31, 2020. The decrease was mainly driven by lower interest compared to 2020 and the larger senior facilities’ refinancing combined with costs related to said refinancing. Financial income for the year ended December 31, 2021 decreased to $0.2 million from $1 million for the year ended December 31, 2020.

TORM plc’s profit before tax for the year ended December 31, 2020 was $90 million compared to a profit of $167 million for the year ended December 31, 2019 compared to a decrease of $77 million.

Financial expenses for the year ended December 31, 2020 increased to $50 million from $42 million for the year ended December 31, 2019. This was mainly due to increased debt and write-off of deferred financing fees related to the refinanced facilities. Financial income for the year ended December 31, 2020 decreased to $1 million from $3 million for the year ended December 31, 2019.

Balance sheet

Total assets as of December 31, 2021 were $2,331 million compared to an increase of $332 million compared to December 31, 2020.

The carrying value of vessels, newbuildings, capitalized dry-docking and prepayments on vessels as of December 31, 2021 amounted to $1,950 million compared to $1,734 million as of December 31, 2020. In total, the investments for 2021 amounted to $369 million compared to $168 million for 2020. Depreciation on the fleet amounted to $126 million for 2021 compared to $118 million for 2020. An impairment of $4.6 million was recognized in 2021 relating to vessels sold during the year.

Total equity as of December 31, 2021 was $1,052 million compared to an increase of $35 million compared to December 31, 2020. The increase in equity was mainly due to capital increase and hedging partially offset by net loss  for the year.

TORM plc’s liabilities increased by $298 million from $981 million as of December 31, 2020 to $1,279 million as of December 31, 2021. The increase in liabilities was mainly attributable to an increase in borrowings.

Implications of Being an Emerging Growth Company

We had less than $1.07 billion in revenue during our last fiscal year, which means that we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage of specified reduced public company reporting requirements that are otherwise applicable generally to public companies. These provisions include:

●	exemption from the auditor attestation requirement on the effectiveness of the emerging growth company’s internal controls over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; and
●	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may choose to take advantage of some or all of these reduced reporting requirements. We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with a public float of more than $700 million, or as of any date on which we have issued more than $1 billion in non-convertible debt over the three-year period prior to such date. For as long as we take advantage of the reduced reporting obligations, the information that we provide to shareholders may be different from information provided by other public companies.

See “Item 3. Key Information—D. Risk Factors—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common shares less attractive to investors.”

B.Liquidity and Capital Resources

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

As of December 31, 2021, the Group had available liquidity including undrawn  committed facilities of $210 million, comprising cash and cash equivalents including restricted cash ($27 million) of $172 million and undrawn committed credit facilities amounting to $38 million. The undrawn committed credit facilities consist of the committed leasing facility of $38 million with BoComm Leasing. At year-end there were no credit facilities available to finance vessels. The Company uses interest rate swaps to hedge parts of the variable interest rate risk associated with the credit facilities and a part of the leasing agreements have fixed lease payments. As of December 31, 2021, we had on average over the coming five year hedged the interest rate on approximately 85% of our outstanding interest-bearing debt at an interest rate of 1.38% excluding loan margin.

As of December 31, 2021, we had no short-term loans other than any short-term part of the facilities included in the table entitled below. See “Item 5. Operating and Financial Review and Prospects B. Liquidity and Capital Resources — Our Financing Agreements” for a description of the repayment schedule. As part of our day-to-day operations, we have accounts payables.

We plan to fund our operations as well as known aggregate capital expenditures of $39.9 million, as of December 31, 2021, from internally generated cash flow and our borrowing under our Financing Agreements. The capital expenditures are primarily related to our obligations under the newbuilding contract for the construction of product tanker newbuildings hereunder the purchase and installation of scrubbers and ballast water treatment systems.

We are of the opinion that our working capital is adequate to meet our present requirements for the next twelve months following the date of this annual report.

The table below gives an overview of our long-term bank loans and finance leases.

Financing Agreements, including long-term and short-term mortgage debt, bank loans and finance leases as of December 31, 2021 of TORM plc.

Facility	Lenders	Maturity per facility	Total Outstanding Debt as of December 31, 2021 (USD millions)	Undrawn Amount as of December 31, 2021 (USD millions)
CEXIM Facility	CEXIM	November 26, 2030	44.9	N/A
DSF Facility	DSF	November 1, 2027	139.6	N/A
DSF Additional Facility 1	DSF	November 1, 2027	24.3	N/A
DSF Additional Facility 2	DSF	November 1, 2027	58.0	N/A
KfW Facility	KfW	March 31, 2032	40.9	N/A
Term Facility	Danske Bank ING ABN AMRO Nordea Swedbank Crédit Agricole CIB Société Générale	January 31, 2026	222.2
RCF B	Danske Bank ING ABN AMRO Nordea Swedbank Crédit Agricole CIB Société Générale	January 31, 2026	57.2
HCOB Facility I	HCOB	February 5, 2025	59.0	N/A
HCOB Facility II	HCOB	September 11, 2025	26.3	N/A
HCOB Facility III	HCOB	May 27, 2026	25.4	N/A
BoComm (Lease)	BoComm	December 1, 2023 August 15, 2025 November 20, 2031	196.5	38.2
	July 15, 2029 December 31, 2031
Springliner (Lease)	Various	August 31, 2026	33.4	N/A
Eifuku (Lease)	Anchor Trans Inc.	September 3, 2026	22.4	N/A
Showa (Lease)	SLSS Shipping S.A.	August 16, 2024	20.0	N/A
CDBL (Lease) (10Y)*	January 6, 2031	42.0
CDBL (Lease) (8Y)	December 29, 2029	108.9
Total debt under the Agreements	1121.7	38.2

*CDBL (Lease) (10Y) had an additional $21 million drawn and classified as restricted cash.

Our Financing Agreements

As of December 31, 2021, we were in compliance with the financial covenants contained in our debt facilities.

Term Facility

On January 31, 2020, we entered into a combined secured term loan facility agreement ($341 million) and secured working capital facility agreement ($45 million) for aggregate borrowings of $386 million (the “Term Facilities Agreement”). The Syndicated Facilities Agreement (both the term loan and the working capital facility) was entered into with Danske Bank, ING, ABN AMRO, Nordea, Swedbank, Crédit Agricole CIB and Société Générale and financed 27 vessels, built from 2006 to 2020, that served as collateral under the facility. TORM plc is the borrower and TORM A/S and vessel-owning-entities owned directly or indirectly by TORM plc are guarantors under the Syndicated Facilities Agreement. The Syndicated Facilities Agreement has a tenor of 6 years with a final maturity date of January 31, 2026, bears an interest rate of LIBOR plus a margin of 2.25% and is payable in quarterly installments with a balloon at maturity. The Syndicated Facilities Agreement is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors. The Syndicated Facilities Agreement contains the following financial covenants:

●	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
●	Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

The $45 million working capital facility subjects us to a commitment fee on the undrawn amount of 40% of the margin. The lenders have provided funding commitments pro rata between both facilities.

The drawdown was made on February 5, 2020.

On March 26, 2021, we amended and restated the Term Facilities Agreement by adding a Revolving Credit Facility amounting to $64.4 million (the “RCF B”). The RCF B financed five MR vessels which served as collateral under the agreement together with the vessels provided as security under the DSF Facility. The tenor of the facility is four years and ten months with a final maturity date of January 31, 2026, it bears an interest rate of LIBOR plus a margin of 1.95% and is payable in quarterly installments with a balloon payment at maturity.

During December 2021, we refinanced eight MR vessels in sale and leaseback transactions with China Development Bank Financial Leasing (CDBL). The debt was repaid in December 2021.

HCOB Facility Agreement I

On January 31, 2020, we entered into a secured term loan facility agreement with Hamburg Commercial Bank AG (the “HCOB Facility”) for borrowings of up to $110 million. The HCOB Facility financed 19 vessels built from 2002 to 2006, which served as collateral under the agreement. TORM plc is the borrower and TORM A/S and vessel-owning-entities owned directly or indirectly by TORM plc are guarantors under the HCOB Facility. The facility has a tenor five years with a final maturity date of February 5, 2025, bears an interest rate of LIBOR plus a margin of 3.15% and is payable in quarterly installments with no balloon payment at maturity. The HCOB Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors. The HCOB Facility contains the following financial covenants:

●	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
●	Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

The drawdown was made on February 5, 2020.

HCOB Facility Agreement II

On September 4, 2020, we entered into a secured term loan facility agreement with Hamburg Commercial Bank AG (the “HCOB Facility II”) for borrowings of up to $35 million. The HCOB Facility II financed five vessels built from 2003 to 2007, which served as collateral under the agreement. TORM plc is the borrower and TORM A/S and TORM Singapore Pvt. Ltd. are guarantors under the HCOB Facility II. The facility has a tenor of five years with a final maturity date of September 11, 2025, bears an interest rate of LIBOR plus a margin of 3.25% and is payable in quarterly installments with no balloon payment at maturity. The HCOB Facility II is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors. The HCOB Facility II contains the following financial covenants:

●	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
●	Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

The drawdown was made on September 11, 2020.

HCOB Facility Agreement III

On February 26, 2021, we entered into a secured term loan facility agreement with Hamburg Commercial Bank AG (the “HCOB Facility III”) for borrowings of up to $27.5 million. The HCOB Facility III financed three vessels built from 2007 to 2008, which served as collateral under the agreement. TORM plc is the borrower and TORM A/S is the guarantor under the HCOB Facility III. The facility has a tenor of five years with a final maturity date of May 27, 2026, bears an interest rate of LIBOR plus a margin of 2.90% and is payable in quarterly installments with no balloon payment at maturity. The HCOB Facility II is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors. The HCOB Facility III contains the following financial covenants:

●	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
●	Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

Drawdowns were made on May 27, June 6, and June 14, 2021.

The CEXIM Facility

On July 8, 2016, one of our vessel-owning subsidiaries, as borrower, entered into a $115 million secured term loan facility with the Export-Import Bank of China (“the CEXIM Facility”), which provides us with borrowings of up to $29 million per vessel to finance the purchase price of four LR2 product tanker newbuildings from GSI, or the LR2 Product Tanker Newbuildings, which were delivered to us in 2018. The CEXIM Facility is guaranteed by TORM A/S and TORM plc and bears interest at a rate of LIBOR plus a margin of 2.25% per annum. Borrowings under each of the four vessel tranches are repayable in 48 equal consecutive quarterly installments and a balloon payment on November 26, 2030. The CEXIM Facility is secured by a first priority fleet mortgage over each of the LR2 Product Tanker Newbuildings, first priority share security in the shares of our vessel-owning subsidiary, account security over the earnings accounts of the borrower, charter assignments and charterer’s assignments and undertakings in favor of the security agent relating to the LR2 Product Tanker Newbuildings.

The CEXIM Facility had the following financial covenants tested on a semi-annual basis which require us to maintain, among other things:

●	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
●	Minimum liquidity requirement. A minimum liquidity greater than or equal to the higher of $75 million and 5% of the Group’s total debt, of which at least $20 million of such liquidity shall, at all times, consist of the Group’s cash and cash equivalents, excluding restricted cash.

In the first quarter of 2020, the minimum liquidity requirement was amended by replacing the minimum liquidity requirement from the principle mentioned above to the same principle applied under the Senior Facilities Agreement.

In July 2021, we repaid debt on two of the four vessels financed by the CEXIM Facility in conjunction with sale and leaseback transaction. Two vessels were remaining under the facility as of December 31, 2021.

KfW Facility

On July 29, 2019, we entered into a secured term loan facility with KFW IPEX-Bank GMBH (the “KFW Facility”), which provided us with borrowings of up to $45.5 million to partially finance the purchase of two MR newbuildings, TORM A/S is the borrower and the owner of the vessels under the KFW Facility and TORM plc is the guarantor. China Export & Credit Insurance Corporation is the export credit insurance provider. The KFW Facility has a term of 12 years, bears interest at a rate of LIBOR plus a margin of 1.75% per annum and is repayable in bi-annual installments and 2 balloon payments 12 years after drawdown on each tranche. The KFW Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances, earnings and account and irrevocable joint and several guarantees from the guarantors. The KFW Facility contained substantially the same financial covenants, default provisions, undertakings and restrictions as contained in the Term Facility 2, described above, however in the first quarter of 2020 the minimum liquidity requirement was amended by replacing the minimum liquidity requirement from the principle mentioned above to a minimum cash covenant of the higher of (i) $45 million (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

On January 17, 2020 a drawdown for one MR vessel was made and on May 4, 2020 a drawdown on the other MR vessel was made.

DSF Facilities Agreement

On October 21, 2020, we entered into a secured term loan facility agreement with Danmark Skibskredit A/S (the “DSF Facility”) for borrowings of up to $150.3 million. The DSF Facility financed 8 newer vessels, which served as collateral under the agreement. TORM plc is the borrower and TORM A/S and vessel-owning-entities owned directly or indirectly by TORM plc are guarantors under the DSF Facility. The tenor of the facility is 7 years with a final maturity date of November 1, 2027, it bears an interest rate of LIBOR plus a margin of 2.10% and is payable in quarterly installments with a balloon payment at maturity. The DSF Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors. The DSF Facility contains the following financial covenants:

●	Equity Ratio. A ratio of equity to total assets of no less than 25%; and
●	Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

The drawdown was made on October 29, 2020.

On January 5, 2021, we agreed with DSF to add an additional facility agreement to the DSF Facility (the “First DSF Additional Facility”) for borrowings up to $56.4 million. The First DSF Additional Facility financed two MR vessels which served as collateral under the agreement together with the vessels provided as security under the DSF Facility. The facility has a tenor of six years and ten months with a final maturity date of November 1, 2027, bears an interest rate of LIBOR plus a margin of 2.10% and is payable in quarterly installments with a balloon payment at maturity.

On June 3, 2021, we agreed with DSF to add an addition facility agreement to the DSF Facility (the “Second DSF Additional Facility”) for borrowings up to $60.0 million. The Second DSF Additional Facility financed two LR2 vessels, which served as collateral under the agreement together with the vessels provided as security under the Second DSF Facility and the First DSF Additional Facility. The facility has a tenor of six years and five months with a final maturity date of November 1, 2027, it bears an interest rate of LIBOR plus a margin of 2.00% and is payable in quarterly installments with a balloon payment at maturity.

As of December 31, 2021, we had the following financial lease facilities:

On August 2, 2019, we entered into a financial sale and lease-back agreement with Eifuku for $26.4 million (the “Eifuku agreement”). The Eifuku agreement included one vessel built in 2016. TORM A/S is the bareboat charter and Eifuku is the owner of vessel. The agreement has a tenor of 7 years with final maturity on September 3, 2026. The agreement includes an interest rate of LIBOR plus a margin of 3.10% and a bareboat charter hire of USD/Day 4,512 and is payable in monthly installments. TORM A/S holds purchase options and has a purchase obligation on the vessel at the end of the contract. The Eifuku agreement has no financial covenants.

On July 11, 2019, we entered into a financial sale and lease-back agreement with Showa for $25.7 million (the “Showa agreement”). The Showa agreement included one vessel built in 2016. TORM A/S is the bareboat charter and Showa is the owner of vessel. The agreement has a tenor of 5 years with final maturity on August 14, 2024. The agreement includes an interest rate of LIBOR plus a margin of 2.55% and a bareboat charter hire and is payable in quarterly installments. TORM A/S holds a purchase obligation on the vessel. The Showa agreement has no financial covenants.

On September 10, 2019, we entered into a financial sale and lease-back agreement with Springliner for $39.3 million (the “Springliner agreement”). The Springliner agreement included two vessels built in 2010. TORM A/S is the bareboat charter and Springliner is the owner of vessel. The agreement has a tenor of 7 years with final maturity on August 31, 2026. The agreement includes an interest rate of LIBOR plus a margin of 3% and a bareboat charter hire of $5,700/day and is payable in monthly installments. TORM A/S holds a purchase option on the vessels. The Springliner agreement has no financial covenants.

On October 12, 2021, we entered into a financial sale and lease-back agreement with CDBL for $172 million. The CDBL agreement included nine vessels built between 2010 to 2012. TORM A/S is the bareboat charter and CDBL is the owner of vessel. The agreement has a tenor ranges from 7 to 10 years with final maturity on December 31, 2029 or on March 31, 2032. The agreement includes a fixed rate bareboat charter hire ranging from of $5,900/day to $6,590/day and is payable in monthly installments. TORM A/S holds a purchase option on the vessels. The CDBL agreement has no financial covenants.

On May 28, 2019, we entered into a financial sale and lease-back agreement with Bank of Communications Financial Leasing Co., LTD (BoComm) for $66.4 million. The BoComm agreement included four vessels built in 2011. The agreement has a tenor of 6 years with final maturity on August 31, 2026. The agreement includes an interest rate of LIBOR plus a margin of 3.30% and a bareboat charter hire payable in monthly installments. On August 6, 2020, the agreement was amended to include scrubber financing for $10.8 million. The agreement has a tenor of 3 years with final maturity on December 15, 2023. The agreement includes an interest rate of LIBOR plus a margin of 2.40% and a bareboat charter. TORM A/S is the bareboat charter and BoComm is the owner of vessels. TORM A/S holds a purchase obligation on the vessels. The BoComm agreement has no financial covenants.

On December 19, 2019 and May 10, 2021, we entered into a financial sale and lease-back agreement with BoComm for $179.8 million. The BoComm agreement included 5 vessels built in 2015 and in 2018, with newbuildings being delivered in 2021 and in early 2022. TORM A/S is the bareboat charter and BoComm is the owner of vessel. The agreement has a tenor of 8 years and 10 years with final maturity in 2029 and 2031, respectively.. The agreement includes an interest rate of LIBOR plus a margin of 3.00% and 3.10% and a bareboat charter hire payable in monthly installments. TORM A/S holds a purchase option on the vessels. The BoComm agreement has no financial covenants.

Cash flow

Consolidated cash flow for the years ended December 31, 2021, 2020 and 2019

For a discussion of cash flows for the year ended December 31, 2021 compared to December 31, 2020, reference is made to “Financial Review 2021⸻Liquidity and Cash Flow” on page 57 and to our Consolidated Cash Flow Statement for the Year Ended December 31, 2021 and 2020 on page 118 of our Annual Report 2021.

For a discussion of cash flows for the year ended December 31, 2020 compared to December 31, 2019, reference is made to “Financial Review 2020⸻Liquidity and Cash Flow” on page 46 and to our Consolidated Cash Flow Statement for the Year Ended December 31, 2020 and 2019 on page 110 of our Annual Report 2020, furnished to the SEC on Form 6-K on March 1, 2021.

There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to TORM plc.

Capital Expenditures of TORM plc

The table below presents our capital expenditures for the years ended December 31, 2021, 2020 and 2019.

Capital Expenditures	2021	2020	2019
(USD million)
Acquisition of vessels and capitalized dry-docking	290.3	102.5	81.3
Prepayments on newbuildings	78.6	65.1	301.8
Total	368.9	167.6	383.1

Capital expenditures for the years ended December 31, 2021, 2020 and 2019 consisted primarily of investments in vessels and capitalized dry-docking and newbuildings. For the year ended December 31, 2021, TORM’s prepayments on newbuildings amounted to $79 million compared to $65 and $302 million for the years ended December 31, 2020 and 2019, respectively. For 2021, TORM plc’s investments related to vessels and capitalized dry-docking amounted to $290 million compared to $103 and $81 million in 2020 and 2019, respectively. TORM invested a total of $369 million during 2021 compared to $168 and $383 million invested during 2020 and 2019, respectively.

C.Research and Development, Patents and Licenses, etc.

Not applicable.

D.Trend Information

Reference is made to “The Product Tanker Market” on pages 11-13 of the Annual Report 2021 and to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry”.

E.Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires estimates and assumptions that influence the value of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the value of revenue and expenses during the reporting period. These estimates and assumptions are affected by the accounting policies applied. An accounting estimate is considered critical if the estimate requires the executive management’s position on matters that are subject to significant uncertainty, if different estimates could reasonably have been applied, or if changes in the estimate that would have a material impact on the financial position or results of operations are reasonably likely to occur from financial period to financial period. Our management believes that the accounting estimates employed for the historical financial statements for TORM plc are appropriate and the resulting balance sheet items are reasonable. However, future results of TORM plc could differ from original estimates requiring adjustments to balance sheet items in future periods.

Reference is made to “Financial Review 2021—Assessment of Impairment of Assets” on page 61, Note 1— "Accounting Policies, Critical Accounting Estimates and Judgements” on page 120 and Note 8—"Impairment Testing” on page 135, each in the Annual Report 2021.

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

The business address of each of our Directors and Senior Management is TORM plc, Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.

Name	Age	Position	Date of expiry of current term (for Directors)
Christopher Helmut Boehringer	51	Chairman	2022 Annual General Meeting
David Neil Weinstein	62	Deputy Chairman (appointed by the holder of the B Share)	Serves until removed by the B shareholder
Annette Malm Justad	63	Board Member	2022 Annual General Meeting
Pär Göran Trapp	60	Board Member	2022 Annual General Meeting
Rasmus Johannes Skaun Hoffman	44	Board Observer (Employee Representative) (1)
Christian Gorrissen	57	Board Observer (Employee Representative) (1)
Torben Janholt	75	Board Observer (1)	Resigned 2021 Annual General Meeting

Jeffrey Scott Stein	52	Minority B Share Board Observer(1)	Serves until removed by the B shareholder
Jacob Balslev Meldgaard	53	Executive Director and Chief Executive Officer of TORM A/S
Kim Balle	53	Chief Financial Officer of TORM A/S
Lars Christensen	55	Senior Vice President and Head of Projects of TORM A/S
Jesper Søndergaard Jensen	52	Senior Vice President and Head of Technical Division of TORM A/S

(1)

Board Observers are appointed by the Company’s Directors and may be removed by the Directors at any time for any reason. Board Observers can attend and speak at meetings of the Board of Directors but cannot vote.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	None
LGBTQ+	-
Did Not Disclose Demographic Background	5

Biographical information concerning the Directors and our Senior Management Team is set forth below.

Christopher Helmut Boehringer serves and has served as Chairman of our Board of Directors since August 2015. In addition, Mr. Boehringer is Chairman of TORM’s Nomination Committee and Remuneration Committee. On January 1, 2021, Mr. Boehringer left the Risk Committee to be replaced by David Neil Weinstein. Mr. Boehringer is Managing Director and Head of Europe, Oaktree Capital Management (International) Limited. And has held various executive positions within Oaktree since 2006. Mr. Boehringer also serves as a member of the Board of Directors of Utmost Group Limited, Marco Capital Holdings Limited, and Oaktree Capital Management (International) Limited. Mr. Boehringer holds a Bachelor of Arts in Economics from Harvard University and a Master of Business Administration from INSEAD.

David Neil Weinstein serves and has served as a member and Deputy Chairman of our Board of Directors since August 2015. Mr. Weinstein is also a member of TORM’s Audit Committee, Nomination Committee, Remuneration Committee and Risk Committee. Mr. Weinstein is a capital markets, governance, and reorganization specialist. Mr. Weinstein has had a number of Board leadership positions in inter alia Seadrill, Ltd., Stone Energy Corporation, Tru Taj LLC, Deep Ocean Group, Axiall Corporation, The Oneida Group, Horizon Lines, Inc., Interstate Bakeries Corporation, Pioneer Companies, Inc. and York Research Corporation and has served as Managing Director of Calyon Securities Inc., BNP Paribas, Bank of Boston and Chase Securities Inc. Mr. Weinstein holds a Bachelor of Arts in Economics from Brandeis University and a Juris Doctor from Columbia University School of Law.

Annette Malm Justad serves and has served as a member of our Board of Directors since April 2020, and she was a Board Observer since August 2019. Ms. Justad is a partner at Recore Norway AS and serves as Chair of the Board of Directors of Store Norske Spitsbergen Kulkompani AS, American Shipping Company ASA, Småkraft AS and Norske tog AS. She is a member of the Board of Directors of Awilco LNG ASA, Småkraft AS and PowerCell Sweden AB. Ms Justad has more than 25 years of executive experience from the shipping industry, including CEO of the Oslo listed Eitzen Maritime Services ASA from 2006-2010. Ms. Justad holds a Master of technology management from the Norwegian University of Science and Technology/Massachusetts Institute of Technology/Norwegian School of Economics and a Master of Chemical Engineering from the Norwegian University of Science and Technology.

Pär Göran Trapp serves and has served as a member of our Board of Directors since August 2015. In addition, Mr. Trapp is Chairman of TORM’s Audit Committee and Risk Committee. Mr. Trapp was with Morgan Stanley from 1992 to 2013 where he started as crude oil trader, then became Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA. Prior to joining Morgan Stanley, Mr. Trapp was crude oil trader at Statoil. Mr Trapp is a founding director of energy advisory boutique

Energex Partners. Mr. Trapp is a member of the Board of Energex Partners Ltd. Mr. Trapp holds a Master of Science in Economics and Business Administration from the Stockholm School of Economics.

Rasmus Johannes Skaun Hoffmann is and has been a Board Observer since April 2016 and before that time served as a member of our Board of Directors since April 2011. Mr. Hoffman has been employed with us since 2003 and serves as a chief engineer. Mr. Hoffman also serves on the Board of Directors of TORM A/S.

Christian Gorrissen serves and has served as Head of Legal of TORM A/S since June 2011. Prior to joining the Company, he served as Head of Legal of Maersk Contractors from 1999 to 2006, Deputy General Counsel of the A.P. Moller-Maersk Group from 2006 to 2008 and as Managing Director of Maersk Drilling Australia Pty. Ltd. From 2008 to 2011. Mr. Gorrissen holds a Master of Laws degree from the University of Copenhagen, is an attorney admitted to the Supreme Court of Denmark and has attended the International Executive Program at INSEAD.

Torben Janholt served as a Board Observer until resigning at the 2021 Annual General Meeting, and formerly served as a member of our Board of Directors since August 2015.

Jeffrey Scott Stein is and has been a Board Observer since November 2015. Mr. Stein is the founder of Stein Advisors LLC where he has served as Managing Partner since 2010. Prior to 2010, Mr. Stein co-founded and served as a Principal at Durham Asset Management LLC, as a Managing Director and Co-Director of Research at The Delaware Bay Company, Inc. and as an Associate/Assistant Vice President at Shearson Lehman Brothers. Mr. Stein also serves as the Chairman of Ambac Financial Group, Inc and as a board member of Dynegy Inc. and Westmoreland Coal Company. Mr. Stein holds a Bachelor of Arts in Economics from Brandeis University and a Master of Business Administration from New York University, Stern School of Business in the United States.

Jacob Balslev Meldgaard serves and has served as the Chief Executive Officer of TORM A/S since April 2010. Prior to joining TORM, Mr. Meldgaard served as executive vice president and as a member of the executive management of Dampskibsselskabet NORDEN A/S. Mr. Meldgaard is also a member of the Board of Directors of Danish Shipping, Danish Ship Finance A/S, Syfoglomad Limited and the TORM Foundation. Mr. Meldgaard holds a Bachelor of Commerce in international trade from the Copenhagen Business School and attended the Advanced Management Program at Wharton Business School and Harvard Business School.

Kim Balle serves and has served as the Chief Financial Officer of TORM A/S since December 2019. Prior to joining TORM, Mr. Balle served as Group Chief Financial Officer of CASA A/S since 2017, Group Chief Financial Officer of DLG a.m.b.a. from 2015-2017, Group Chief Operating Officer of DLG a.m.b.a. from 2016-2017, Group Vice President of DLG a.m.b.a. from 2014-2015, Head of Corporate Banking for Danske Bank from 2012-2014 and Head of Domestic Clients for Danske Bank from 2009-2012. Mr. Balle currently serves and has served as a member of the Board of Directors since 2017 for Nordea Invest, Lind Capital and Lind Capital Fondsmæglerselskab. In 2021, Mr. Balle became a member of the Board of Directors and the Chairman of the Audit Committee of Flügger A/S. He holds a Bachelor of Science in Financing and Credit and a Master of Business from the Copenhagen Business School.

Lars Christensen serves and has served as the Senior Vice President and Head of Projects of TORM A/S since May 2011. Prior to joining TORM, Mr. Christensen served as Managing Director of Navitaship, Vice President of Maersk Broker, Manager at Maersk K.K and Shipbroker at EA Gibson Shipbrokers. Mr. Christensen holds a Certificate in international trade from the Copenhagen Business School, a Master of Business Administration from IMD and attended the Executive Management Program at Columbia Business School. Mr. Christensen is also a member of the TORM Foundation, chairman of the Luise Andresen Foundation and Lindcom A/S. He is also a member of the board of Andresen Invest A/S and Speditør Andresens Mindefond.

Jesper Søndergaard Jensen serves and has served as the Senior Vice President and Head of Technical Division of TORM A/S since September 2014. Prior to joining TORM, Mr. Jensen served as Senior Vice President and Technical Manager at Clipper Group and Fleet Group Manager, Manager and Chief Engineer at Maersk Group. Mr. Jensen holds a Bachelor of Technology Management in Marine Engineering from the Maritime and Polytechnic College in Denmark and an Executive Master of Business Administration from Henley Business School. Mr. Jensen is Chairman of the Board of ME Production China and is a Director of the Clean Shipping Alliance.

B.Compensation

At the general meeting held on April 14, 2021, our shareholders reapproved the remuneration policy, with effect from the date of the meeting, which includes overall guidelines for incentive pay for the Board of Directors and our Senior Management Team (defined below). During 2021, the Committee wished to undertake a further review of the Remuneration Policy that was approved by the shareholders at the Annual General Meeting. The Committee reviewed the policy and, in particular, the section related to fees paid to our Non-Executive Directors and CEO and concluded that it is appropriate to propose some amendments to the Company’s Remuneration Policy. The Company is required, under the UK Companies Act 2006, to prepare a Remuneration Report for each financial year.

For information about compensation to our non-executive directors, reference is made to page 96 of the “Remuneration Committee Report” in the Annual Report 2021.

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

In 2021, the aggregate compensation paid by the Group to Jacob Meldgaard for his role as Executive Director and principal executive officer of TORM plc and as the Chief Executive Officer of TORM A/S amounted to $2,424,897, which includes the fee payable to Mr. Meldgaard for his service on the Board of Directors. We have not allocated funds to provide pension, retirement or similar benefits to Mr. Meldgaard.

In 2021, the aggregate compensation paid by the Group to the other members of our Senior Management Team (excluding Mr. Meldgaard) was $2,153,533, which includes an aggregate of $136,956 allocated for pensions for these individuals.

Incentive Schemes

Compensation of our Senior Management Team includes the eligibility to participate in a variable incentive-based pay with a combination of share options, restricted share units and other share-based awards. We have in place a Long-Term Incentive Plan, or the LTIP, pursuant to which our Board of Directors may grant certain employees and executive officers share options, restricted share units, or RSUs, in the form of restricted stock options, or other share-based awards. See “Item 10. Additional Information”.

For information on RSUs granted to Mr. Meldgaard pursuant to the LTIP, reference is made to the “Remuneration Committee Report —Long-Term Incentive Program—Restricted Share Units Granted” on pages 94 of the Annual Report 2021.

During 2021, the members of our Senior Management Team other than Mr. Meldgaard were granted an aggregate of 382,800 RSUs as part of each executive’s annual grant. Each RSU entitles the other members of our Senior Management Team to acquire one Class A common share, subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date. Vested RSUs may be exercised at a price of DKK 53.50 per Class A common share for a period of twelve months after the vesting date. Assuming 100% vesting and based on the Black-Scholes model, the aggregate RSU grant in 2021 to the other members of our Senior Management Team would be approximately $1,415,509.

Performance Bonus Program 2021

For information on the cash performance bonus received by Mr. Meldgaard for the financial year 2020, reference is made to “Remuneration Committee Report —Performance Bonus 2021” on page 92 of the Annual Report 2021.

During the financial year 2021, the members of our Senior Management Team other than Mr. Meldgaard received cash performance bonuses in an aggregate amount of $557,547 which is directly linked to the fulfillment of specific performance metrics, which include developments in the price of our shares and our cost base (up to 50% of the base salary of each executive).

C.Board Practices

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

For a description and terms of reference of the committees of our Board of Directors, reference is made to “Corporate Governance—Board Committees” on page 75 and the individual reports of our Audit Committee, Risk Committee, Nomination Committee and Remuneration Committee on pages 79-99 of our Annual Report 2021.

Employment Agreements

Mr. Jacob Meldgaard

We may dismiss Mr. Meldgaard with twelve months’ notice to the end of a month, and Mr. Meldgaard may terminate his contract with six months’ notice to the end of a month. Mr. Meldgaard is not entitled to other kinds of remuneration resulting from a retirement from the Company other than performance bonuses earned, if any.

Mr. Meldgaard is subject to global non-competition and non-solicitation clauses for a period of twelve months. For the effective period of these clauses, Mr. Meldgaard is entitled to a monthly compensation compared to 100% of his base salary. The non-competition clause may be terminated with one month’s notice. However, whether one or both of the non-competition and non-solicitation clauses are effective, the compensation only becomes payable once.

In case of a change of control, as further defined in Mr. Meldgaard’s service agreement, Mr. Meldgaard may, within three months from the date of the change, terminate his employment with six months’ notice, in which case certain non-competition and non-solicitation clauses will be shortened.

Under mandatory Danish law, non-competition clauses cannot be enforced after expiry of the notice period if the termination is effected by the Company without Mr. Meldgaard having given reasonable cause for the dismissal.

Other Members of the Senior Management Team

We may dismiss the other members of the Senior Management Team (excluding Mr. Meldgaard) with nine to twelve months’ notice (varying length depending on position and seniority) to the end of a month. Each of these executives may all terminate his contract with four to six months’ notice (varying length depending on position) to the end of a month.

Based on the current seniority, these current members of our Senior Management Team are not entitled to other kinds of remuneration upon retirement from the Company, other than performance bonuses earned, if any.

These other members of the Senior Management Team are subject to global non-competition clauses for a period of up to twelve months (depending on position). For the effective period of the clauses, these other members of the Senior Management Team are entitled to a monthly compensation compared to 100% of their respective base salary.

The non-competition clauses may be terminated. Under mandatory Danish law, non-competition clauses cannot be enforced after expiry of the notice period if the termination is effected by the Company without the members of the Senior Management Team having given reasonable cause for their dismissal.

D.Employees

As of December 31, 2021, we employed approximately 340 people in our offices in Denmark, India, the Philippines, Singapore, United Kingdom and the United States, excluding seafarers, who work on our vessels. For a breakdown of the geographic locations of our employees, please see “Item 4. Information on the CompanyD.— Property, Plants and Equipment.”

E.Share Ownership

The table below shows, in relation to each of our directors and members of our Senior Management Team, the total number of shares owned and the total number of Restricted Share Units, or RSUs, held as of March 20, 2022. The RSUs granted to our Executive Director, Jacob Meldgaard, were received for his role as Chief Executive Officer of TORM A/S.

	Class A
	Common	Unvested	Vested
Directors and Executive officers	shares held	RSUs	RSUs
Christopher H. Boehringer	21,204
David Weinstein	5,000
Göran Trapp	12,820
Annette Malm Justad	2,700
Jacob Meldgaard	255,411	255,200	1,276,725
All other executive officers in the aggregate	*	765,600	967,632

*Our remaining executive officers individually each own less than 1% of our outstanding shares.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the beneficial ownership of our Class A common shares, par value $0.01 per share, as of the date of this annual report, by beneficial owners of 5% or more of the common shares. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share held (excluding the B share and the C share).

	Class A Common Shares
	Beneficially Owned
Name	Number		Percentage(1)
Njord Luxco(3)(4)	53,812,989	(2)	66.25%

(1)	Calculated based on 81,233,269 Class A common shares (excluding treasury shares) outstanding as of December 31, 2021.
(2)	Based upon the Registration Statement that the Company furnished to the SEC on Form F-3 on December 6, 2021.
(3)

According to Schedule 13D filed with the SEC on September 14, 2020 and information provided by Njord Luxco, the business address of Njord Luxco is OCM Njord Holdings S.a r.l, 26A, Boulevard Royal L-2449, Luxembourg, Luxembourg. The majority shareholder of Njord Holdings is OCM Luxembourg OPPS IX Sarl.  The majority shareholder of OCM Luxembourg OPPS IX Sarl is Oaktree Opportunities Fund IX, L.P.  The general partner of Oaktree Opportunities Fund IX, L.P. is Oaktree Opportunities Fund IX GP, L.P.  The sole director of Oaktree Opportunities Fund IX GP, L.P. is Oaktree Opportunities Fund IX GP, Ltd.  The sole director of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Capital Management, L.P.  The general partner of Oaktree Capital Management, L.P. is Oaktree Capital Management GP, LLC.  The general partner of Oaktree Capital Management GP, LLC is Atlas OCM Holdings, LLC. The names of each of the directors and executive officers of Atlas OCM Holdings, LLC are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank and Sheldon M. Stone who, by virtue of their membership interests in Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC may be deemed to share voting and dispositive power with respect to the shares of TORM plc held by Njord Holdings.  The address for all of the entities and individuals identified above is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(4)

Njord Luxco is the holder of the sole outstanding Class C share. The Class C share has 350,000,000 votes at the general meeting in respect of specified matters, including election of members to our Board of Directors (other than the Deputy Chairman) and certain amendments to the Articles of Association. See “Item 10. Additional Information—A. Share Capital —Our Shares—Class C Share”.

As of December 31, 2021, we had a total of 2,372,887 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. Assuming the full vesting and exercise of our outstanding RSUs, this would result in the issuance of 2,372,887 additional Class A common shares representing approximately 3% of our issued and outstanding Class A common shares.

The sole outstanding B share is held by a trustee on behalf of non-Oaktree shareholders to provide certain minority protections. The B Share has one vote at the general meeting and the right to elect the Deputy Chairman of our Board of Directors and one Board Observer, both of which have been elected. See “Item 10. Additional Information—A. Share Capital —Our Shares—Class B Share”.

As of February 26, 2021, our sole shareholder of record located in the United States was Cede & Co., a nominee of The Depository Trust Company, which held 32,884,314 Class A common shares, representing 40.5% of our issued and outstanding Class A common shares on that date.

B.Related Party Transactions

Remuneration of our directors and executive management is disclosed in “Item 6. Directors, Senior Management and Employees—B. Compensation”.

Mr. Boehringer is a partner and a managing director of Oaktree Capital Management (U.K.) LLP. Oaktree affiliates manage (indirectly) the Company’s controlling shareholder, Njord Luxco. Oaktree has interests in numerous businesses, including businesses which may compete directly or indirectly with the Group. Mr. Boehringer may from time to time be involved in influencing the business or strategy of such businesses.

During 2021, TORM’s transactions with its joint venture producing scrubbers for the TORM fleet covered CAPEX of $1.4 million in total. The joint venture will continue to assist TORM in installing scrubbers in 2022.

To our knowledge, there have been no other transactions with related parties during the periods required to be presented.

C.Interest of Experts and Counsel

Not applicable.

ITEM 8.         FINANCIAL INFORMATION

A.	Consolidated Statements and other Financial Information

Please see the section of this annual report on Form 20-F entitled “Item 18. Financial Statements”.

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

The Group is involved in some other legal proceedings and disputes. It is management's opinion that the outcome of these proceedings and disputes should not have any material impact on the Group’s financial position, results of operations and cash flows.

Distribution Policy

Reference is made to “Investor Information—Distribution Policy” on page 103 of our Annual Report 2021.

Our Board of Directors may, in its sole discretion, from time to time, declare and distribute dividends in accordance with our Articles of Association and applicable law. Any decision to distribute dividends will be at the sole discretion of the Board of Directors. Dividends which are declared as interim dividends do not need to be approved by the shareholders at our annual general meeting.

We can give no assurance that dividends will be declared and paid in the future or the amount of such dividends if declared and paid. For a discussion of certain risk factors that may affect our ability to pay dividends, see “Item 3. Key Information—A. Risk Factors”. For a description of the restrictions on the payment of dividends contained in our financing agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements”. For a discussion of the material tax consequences regarding the receipt of dividends we may declare, see “Item 10. Additional Information— E. Taxation”.

B.Significant Changes

Not applicable.

ITEM 9.         THE OFFER AND LISTING

A.	Offer and Listing Details

Principal Markets

Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol “TRMD A” and on Nasdaq New York under the symbol “TRMD”. The B share and C share are not listed for trading on any exchange. See “Item 10. Additional Information”.

B.Plan of Distribution

Not applicable.

C.Markets

Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol “TRMD A” and on Nasdaq New York under the symbol “TRMD”.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.         ADDITIONAL INFORMATION

A.	Share Capital

Issued and Authorized Capitalization

As of December 31, 2021, our share capital consisted of  81,233,269 Class A common shares, par value $0.01 per share, one Class B share, par value $0.01 per share, and one Class C share, par value $0.01 per share. As of December 31, 2021, and the date of this annual report, we have 493,371treasury shares.

At the Company’s 2016 Annual General Meeting of Shareholders, the Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expired on March 14, 2021. The Board of Directors sought renewal of this existing authority at the 2020 Annual General Meeting of Shareholders and this resolution was approved. For a description of the share authorities granted to our Board of Directors, reference is made to “Director’s Report—Share Capital” on page 108 of our Annual Report 2021.

Our Shares

Class A common shares. Each outstanding Class A common share, par value $0.01 per share, has (i) on a poll, one (1) vote on all matters at the general meeting (other than the election or removal of the Deputy Chairman), (ii) pre-emption rights upon any new issue of equity securities (including Class A common shares) for cash (unless otherwise provided by the UK Companies Act or our Articles of Association or as disapplied by the relevant shareholders’ resolution) and (iii) the right to receive dividends, as well as liquidation proceeds and other distributions, that we may declare from time to time. The Class A common shares are not redeemable, either in full or in part.

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

Class C share. The one outstanding Class C share, par value $0.01, is held by Njord Luxco. The holder of the Class C share has 350,000,000 votes at our general meetings on specified matters, described below. Based on Njord Luxco’s share ownership as of the date of this annual report of 53,812,989 Class A common shares and the C share, Njord Luxco has 403,812,989 votes.

The Class C share votes may only be cast on resolutions in respect of the appointment or removal of directors (excluding the Deputy Chairman) and certain amendments to the Articles of Association, proposed by the Board of Directors. The Class C share votes may not be cast on resolutions in respect of any amendments to certain reserved matters, as specified in our Articles of Association, (unless those reserved matters also constitute changes to our Articles of Association on which the Class C share is entitled to vote), pre-

emptive rights of shareholders, rights attached to the Class B share and other minority protection rights provisions contained in our Articles of Association.

The Class C share has no pre-emption rights in relation to any issue of new shares of other classes and effectively carries no right to receive dividends, liquidation proceeds or other distributions from us. The Class C share may not be transferred or pledged, except to an affiliate of Njord Luxco or pursuant to redemption by us. The Class C will be automatically redeemed when Njord Luxco and its affiliates cease to beneficially own at least one third of our issued Class A common shares. The voting rights attached to the Class C share have the practical effect of allowing Njord Luxco to control the Board of Directors of TORM plc and to make amendments to the Articles of Association proposed by the Board of Directors, other than amendments to the minority protections. Even when Njord Luxco holds only a third of the issued Class A common shares, the votes cast by Njord Luxco would represent approximately 87% of the votes that may be cast on resolutions on which the Class C share may vote.

The reserved matters set forth in our Articles of Association require either the approval of a majority of our Board including our Chairman and Deputy Chairman or the approval of a resolution approved by at least 70% or 86% of the votes capable of being cast. Please see “Item. 10. Additional Information— B. Memorandum and Articles of Association”.

Our Share History

Reference is made to “Investor Information—Changes to the Share Capital” on page 101 of the Annual Report 2021.

Treasury Shares

As of December 31, 2021, we had 493,371 treasury shares.

Warrants

As part of the 2015 Restructuring, TORM A/S issued 7,181,578,089 Consideration Warrants each entitling the holder thereof to subscribe for one new Danish A share, par value DKK 0.01, without pre-emption rights for TORM A/S’ existing shareholders. Those Consideration Warrants were consolidated on a 1,500 for one basis with effect as of September 24, 2015. On closing of the Exchange Offer, each Consideration Warrant that was assented to the Exchange Offer was exchanged for an equivalent warrant in TORM plc. Exchanged Consideration Warrants in TORM A/S were cancelled. As part of the Exchange Offer, the Consideration Warrants could be exchanged on a one-for-one basis for an equivalent TORM plc warrant or, if unexercised during the four weeks following the closing of the Exchange Offer, the Consideration Warrants lapsed automatically without compensation.

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

In 2019, the Board agreed to grant a total of 1,001,100 RSUs to other members of management (the “2019 RSUs”). The 2019 RSUs were issued on the same vesting terms as the 2018 RSUs and had an exercise price of DKK 49.7 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before March 12, 2019, the date of publication of the Annual Report 2018, plus a premium of 15%. In December 2019, the CEO was informed that he would receive two additional tranches of 255,200 RSUs in 2021 and 2022, respectively. The first will vest in equal installments over three years beginning January 1, 2022. The second will vest in equal installments over three years beginning January 1, 2023. The strike price for each tranche will be determined as the average of 90 days before publication of the TORM plc Annual Report plus a 15% premium. The first tranche will be based on the average share price over 90 days preceding publication of the Annual Report 2021 and the second tranche on the average share price over 90 days preceding publication of the Annual Report 2021. The exercise period for vested RSUs will be 360 days.

In 2020, the Board agreed to grant a total of 1,047,389 RSUs to other members of management (the “2020 RSUs”). The 2020 RSUs were issued on the same vesting terms as the 2018 RSUs and 2019 RSUs and had an exercise price of DKK 69.9 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before March 11, 2020, the date of publication of the Annual Report 2019, plus a premium of 15%. The exercise period for vested RSUs will be 360 days.

In 2021, the Board agreed to grant a total of 1,355,121 to other members of management (the “2021 RSUs”).  The 2021 RSUs were issued. The 2021 RSUs were issued on the same vesting terms as the 2018, 2019 and 2020 RSUs and had an exercise price of DKK 53.5 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before April 14, 2021, the date of publication of the Annual Report 2020, plus a premium of 15%. The exercise period for vested RSUs will be 360 days.

As of December 31, 2021, 2,372,887 RSUs were outstanding. 660,122 of the 2018 RSUs and 386,388 of the 2019 RSUs have been exercised. Based on the Black-Scholes model, the theoretical market value of the RSU allocations in 2018, 2019, 2020 and 2021, around the time of issuance, was calculated at $2.3 million, $ 1.5 million, $1.3 million and $ 3.0 million, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation” and “—E. Share Ownership”.

B.Memorandum and Articles of Association

The description of TORM plc’s Memorandum and Articles of Association is incorporated by reference to our Registration Statement on Form 20-F (Registration No. 001-38294), as amended, which was filed with the SEC on November 24, 2017. The Company’s Articles of Association are filed as Exhibit 1.1 hereto and are incorporated by reference into this annual report.

C.Material Contracts

We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements” with respect to our credit facilities, and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” with respect to our related party transactions for a discussion of the agreements that we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. Certain of these material agreements that are to be performed in whole or in part at or after the date of this annual report are attached as exhibits to this annual report. Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.Exchange Controls

Under UK law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions, that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.Taxation

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership and disposition of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares relevant to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the U.S. dollar, investors that are or own our common shares through partnerships or other pass-through entities, investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, persons that will hold the common shares as part of a hedging transaction, “straddle” or “conversion transaction,” persons who are deemed to sell the common shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is included on an “applicable financial statement,” persons subject to the “base erosion and anti-avoidance”

tax and persons who are liable for the alternative minimum tax, may be subject to special rules. The following discussion of United States federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as in effect or in existence on the date of this annual report, and all of which are subject to change, possibly with retroactive effect. This discussion does not address any aspect of state, local or any U.S. federal tax considerations other than income taxation, such as estate or gift taxation or unearned income Medicare contribution taxation. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. The discussion below is based, in part, on the description of our business as described in this annual report and assumes that we conduct our business as described in this annual report. Unless otherwise noted, references in the following discussion to the “Company,” “we,” “our,” and “us” are to TORM plc and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of the Company

Taxation of Operating Income: In General

We anticipate that substantially all of our gross income will be derived from the use and operation of vessels in international commerce, and that this income will principally consist of freights from the transportation of cargos, hire or lease income from voyage or time charters and the performance of services directly related thereto, which we refer to as “shipping income”. Unless exempt from U.S. federal income taxation under Section 883 of the Code, under Article 8 of the U.S.-United Kingdom Income Tax Treaty or under Article 8 of the U.S.-Denmark Income Tax Treaty, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is considered for U.S. federal income tax purposes to be derived from sources within the United States.

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

We do not believe that we or our subsidiaries will qualify for exemption from tax under Section 883 of the Code, although we and our subsidiaries may qualify in the future if there is a change in our capital structure. See below for a discussion of the requirements for qualification under Section 883..

We and/or one or more of our subsidiaries (collectively referred to as “we” for purposes of this paragraph) may qualify for exemption from tax under the terms of the U.S.-UK Income Tax Treaty or U.S.-Denmark Income Tax Treaty. Whether we so qualify depends, among other things, on whether we satisfy the Limitation on Benefits article of the applicable U.S. income tax treaty. In particular, we would generally satisfy the Limitation on Benefits article if we can establish that we are engaged in the active conduct of a trade or business in the UK or Denmark, whichever is applicable, our U.S. source shipping income is derived in connection with, or is incidental to, such trade or business, and such trade or business activity in the applicable treaty jurisdiction is substantial in relation to our trade or business activity in the United States. Additionally, we may also be able to satisfy the Limitation on Benefits article of the U.S.-Denmark Income Tax Treaty if we can establish that our principal class of shares is regularly traded on a recognized stock exchange, such as Nasdaq Copenhagen, and either (i) primarily traded on a recognized stock exchange located in Denmark, or (ii) our primary place of management and control is in Denmark, our country of residence. For this purpose, our Class A Common Shares would generally be considered our primary class of shares if the Class A Common Shares represent more than 50% of the voting power and value of the Company. Additionally for this purpose, our Class A Common Shares would be treated as regularly traded if the Class A Common Shares are traded in more than de minimis quantities each quarter, and if the aggregate number of Class A Common Shares traded during the prior taxable year is at least 6% of the average number of Class A Common Shares during such prior taxable year. Given the legal and factual uncertainties in making the foregoing determination, there can be no assurance that we will qualify for exemption from tax under a U.S. income tax treaty, or that the IRS or a court of law will agree with our determination in this regard.

Exemption Under Section 883 of the Code

Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, or “Section 883,” we and each of our subsidiaries that derives U.S. source shipping income will qualify for exemption from U.S. federal income tax under Section 883 in respect of such shipping income if, in relevant part:

●	we and each such subsidiary is organized in a “qualified foreign country” which, as defined, is a foreign country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as the “country of organization requirement”; and either
●	more than 50% of the value of our stock is owned actually or constructively under specified attribution rules by “qualified shareholders” (which as defined includes, among other things, individuals who are “residents” of qualified foreign countries and corporations that are organized in qualified foreign countries and meet the Publicly-Traded Test discussed immediately below), which we refer to as the “50% Ownership Test,” or
●	our stock is “primarily” and “regularly” traded on an “established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations or in the United States, which we refer to as the “Publicly-Traded Test”.

As the IRS has recognized the United Kingdom, our country of incorporation, and each of the countries of incorporation of our subsidiaries, including Denmark, as a qualified foreign country in respect of the shipping income for which exemption is being claimed under Section 883, we and each of our subsidiaries satisfy the country of organization requirement. Therefore, each of our subsidiaries will be exempt from U.S. federal income tax with respect to our U.S. source shipping income if we satisfy either the “50% Ownership Test” or the “Publicly-Traded Test” and certain substantiation and reporting requirements are met, thereby allowing each of our subsidiaries to satisfy the 50% Ownership Test. We do not anticipate satisfying the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below, and if we satisfy the Publicly-Traded Test, each of our subsidiaries can satisfy the 50% Ownership Test since each would be owned by a qualified shareholder for such purposes.

The Treasury Regulations provide, in pertinent part, that a class of stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country (such as Nasdaq Copenhagen) if the exchange is designated under a Limitations on Benefits article in a United States income tax treaty, and if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such class that are traded during that taxable year on established securities markets in any other single country. Currently, our shares are primarily traded on Nasdaq Copenhagen for purposes of the “primarily traded” test, although this may change in future years..

The Treasury Regulations provide further that stock of a foreign corporation will be considered to be ”regularly traded” on an established securities market only if: (i) one or more classes of stock of the corporation that, in the aggregate, represents more than 50% of the stock of the corporation, by voting power and value, is listed on such established securities market, (ii) each such class of stock is traded on such established securities market, other than in de minimis quantities, on at least 60 days during the taxable year, and (iii) the aggregate number of shares of such stock traded on such established securities market is at least 10% of the average number of shares of such stock outstanding during such taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied with respect to a class of stock that is traded on an established securities market in the United States if such stock is regularly quoted by dealers making a market in such stock. Although we have a class of stock that is listed on the Nasdaq New York, an established securities market in the United States, we do not anticipate satisfying the requirement that our stock be “regularly traded” on an established securities market under the quantitative testing rules.

Even if our common stock was considered to be “regularly traded” on an established securities market, the Treasury Regulations provide, in pertinent part, that a class of stock of a foreign corporation will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, within the meaning of the Treasury Regulations, on more than half the days during such taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which persons we refer to as “5% shareholders” and the rule as the “5% override rule”.

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

U.S. Federal Income Taxation in the Absence of Section 883 or Treaty Exemption

4% Gross Basis Tax Regime. To the extent the benefits of Section 883 or an applicable U.S. income tax treaty are unavailable, our U.S. source shipping income which is not considered to be “effectively connected” with the conduct of a U.S. trade or business, as discussed below, would be subject to a 4% U.S. federal income tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime”. As under the sourcing rules described above, no more than 50% of our shipping income would be treated as derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income should never exceed 2% under the 4% gross basis tax regime.

Net Basis and Branch Tax Regimes. To the extent the benefits of Section 883 or an applicable U.S. income tax treaty are unavailable and the U.S. source shipping income of a subsidiary is considered to be “effectively connected” with the conduct of a U.S. trade or business, as discussed below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal income tax currently imposed at the corporate rate of 21%. In addition, such subsidiary may be subject to the U.S. branch profits tax, at a rate of 30% or such lower rate as may be provided by an applicable U.S. income tax treaty, on earnings “effectively connected” with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of a relevant subsidiary’s U.S. trade or business

U.S. source shipping income will be considered “effectively connected” with the conduct of a U.S. trade or business only if:

●	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
●	substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, substantially all of our U.S. source shipping income be attributable to regularly scheduled transportation. Based on the foregoing and on the expected mode of our shipping operations, we believe that none of our U.S. source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person.

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

Dividends paid with respect to our common shares to a U.S. Holder that is an individual, trust or estate, which we refer to as a “U.S. Individual Holder”, may be eligible for preferential U.S. federal income tax rates provided that (1) we are a “qualified foreign corporation”, (2) the U.S. Individual Holder has owned our common shares for more than 60 days during the 121-day period beginning 60 days before the date on which our common shares become ex-dividend, (3) we are not a passive foreign investment company for the taxable year of the dividend or the immediately preceding taxable year (which we do not believe we are, have been or will be) and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

We will be treated as a “qualified foreign corporation” if we qualify for benefits of a comprehensive income tax treaty to which the United States is a party, such as the U.S.-U.K. Income Tax Treaty or the U.S.-Denmark Income Tax Treaty, or if our common shares are readily tradable on an established securities market in the United States. We believe we qualify for the benefits of the U.S.-U.K. Income Tax Treaty or the U.S.-Denmark Income Tax Treaty, both of which are comprehensive income tax treaties, and our common shares are readily tradable on an established securities market in the United States because they are listed on Nasdaq New York. Therefore, we believe that any dividends paid by us to a U.S. Individual Holder on our common shares are eligible for these preferential rates. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations will generally not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid on our common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income”, for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Special rules may apply to any “extraordinary dividend” — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a share of our common stock — paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income”, then any loss derived by a non-corporate U.S. holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

Sale, Exchange or other Disposition of Our Common Shares

Subject to the discussion of passive foreign investment company status below, a U.S. Holder will generally recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the common shares. A U.S. Holder’s adjusted tax basis in its common shares generally will be the U.S. Holder’s purchase price for the common shares, reduced (but not below zero) by the amount of any distribution on such common shares that was treated as a nontaxable return of capital to such U.S. Holder. Such gain or loss will be capital gain or loss and will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant U.S. Federal Income Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. shareholder in such foreign corporation if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:

●	at least 75% of the corporation’s gross income for such taxable year consists of passive income (for example dividends, interest, capital gains and rents derived from other than in the active conduct of a rental business), or
●	at least 50% of the average value of the assets held by the corporation during such taxable year produces, or is held for the production of, passive income, which we refer to as “passive assets”.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing

Fund”, which election we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below.

If we were to be treated as a PFIC for any taxable year, a U.S. Holder would also be subject to special U.S. federal income tax rules in respect of such U.S. Holder’s indirect interest in any of our subsidiaries that are also treated as PFICs. Such a U.S. Holder would be permitted to make a QEF election in respect of any such subsidiary, as long as we timely provide the information necessary for such election, which we currently intend to do in such circumstances, but such a U.S. Holder would not be permitted to make a mark-to-market election in respect of such U.S. Holder’s indirect interest in any such subsidiary. In addition, if we were to be treated as a PFIC for any taxable year, and a U.S. Holder actually or constructively own common shares that exceed certain thresholds, a U.S. Holder would be required to file a Form 8621 with its U.S. federal income tax return for that year with respect to such Holder’s common shares. Substantial penalties apply to any failure to timely file a Form 8621, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Also, in the event that a U.S. Holder is required to file a Form 8621 and does not do so, the statute of limitations on the assessment and collection of U.S. federal income taxes for such person for the related tax year may not close until three years after the date that the Form 8621 is filed. The application of the PFIC rules is complicated, and U.S. Holders are encouraged to consult with their tax advisors regarding the application of such rules in their circumstances.

U.S. Federal Income Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder”, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder with respect to its commons shares. No portion of such inclusions of ordinary earnings will be entitled to the preferential U.S. federal income tax rates applicable to certain dividends discussed above. Net capital gain inclusions of certain non-corporate U.S. holders may be eligible for preferential capital gains rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any taxable year that our company is a PFIC by filing an IRS Form 8621 with his U.S. federal income tax return. If we became aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder who is treated as constructively owning shares in any of our subsidiaries which are treated as PFICs would be required to make a separate QEF election with respect to each such subsidiary.

U.S. Federal Income Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and our common shares are treated as “marketable stock”, as we believe will be the case, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files an IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder would generally include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would likely not be available for any of our subsidiaries that are treated as PFICs.

U.S. Federal Income Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e. the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares) and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;
●	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income and would not be entitled to the preferential U.S. federal income tax rates applicable to certain dividends discussed above; and
●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These adverse U.S. federal income tax consequences would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such Holder’s successor would generally not receive a step-up in tax basis with respect to such common shares.

U.S. Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of our common shares that is not a U.S. Holder (and not an entity treated as a partnership) is referred to herein as a “Non-U.S. Holder”.

Distributions

Non-U.S. Holders will generally not be subject to U.S. federal income tax or withholding tax on dividends received with respect to our common shares, unless the dividends are “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, those dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders will generally not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares unless: (i) the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends on the underlying common shares and the gain from the sale, exchange or other disposition of the common shares that is “effectively connected” with the conduct of that U.S. trade or business, will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the U.S. federal income taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, such Non-U.S. Holder’s earnings and profits that are attributable to the “effectively connected” income, subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30% or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, and payment of the gross proceeds on a sale or other disposition of our common shares, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to “backup withholding” if you are a non-corporate U.S. Holder and you:

●	fail to provide an accurate taxpayer identification number;
●	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or
●	in certain circumstances, fail to comply with applicable certification requirements.

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

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Substantial penalties apply to any failure to timely file an IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of an IRS Form 8938 is required may not close until three years after the date on which the IRS Form 8938 is filed.  Specified foreign financial assets would generally include our common shares, unless the common shares are held in an account maintained by a U.S. “financial institution” (as defined in Section 6038D of the Code). U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

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

United Kingdom Tax Considerations

The following statements do not constitute tax advice and are intended only as a general guide to current United Kingdom law and HM Revenue and Customs (“HMRC”) published practice, which may not be binding on HMRC, as of the date of this document (which are both subject to change at any time, possibly with retrospective effect). They relate only to certain limited aspects of the United Kingdom tax treatment of the beneficial owners of the Class A common shares. They are intended to apply only to shareholders who are resident only in the United Kingdom for United Kingdom tax purposes (unless the context requires otherwise) and, if individuals, who are domiciled in the United Kingdom and to whom split-year treatment does not apply. The statements below only relate to persons who are and will be the absolute beneficial owners of the Class A common shares and who hold, and will hold, the Class A common shares through the Depository Trust Company as investments (and not as securities to be realized in the course of a trade). The statements below are not exhaustive and may not apply to certain shareholders, such as dealers in securities, broker dealers, insurance companies and collective investment schemes, shareholders who are exempt from taxation, shareholders who hold their shares through an Individual Savings Account or a Self-Invested Personal Pension and shareholders who have (or are deemed to have) acquired the Class A common shares by virtue of an office or employment. Such persons may be subject to special rules. This summary does not address any inheritance tax considerations.

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

Individual Shareholders

United Kingdom resident individual Shareholders may be subject to income tax on dividends they receive from the Company. The first £2,000 of dividend income that the United Kingdom resident individuals receive in each tax year is taxed at a rate of 0% (the “Nil Rate Amount”).

Dividend income that is within the Nil Rate Amount counts towards an individual’s basic or higher rate limits – and will therefore affect the taxation of other income received and any capital gains realized by the individual in the tax year. It may also affect the level of savings allowance to which they are entitled (as this is different for basic and higher rate taxpayers). In calculating into which tax band any dividend income over the Nil Rate Amount falls, dividend income is treated as the “top slice” of an individual’s income.

Any dividend income received by a UK resident individual Shareholder in excess of the Nil Rate Amount will be subject to income tax at a rate of 7.5%, to the extent that it is within the basic rate band, 32.5%, to the extent that it is within the higher rate band and 38.1%, to the extent that it is within the additional rate band.

Corporate Shareholders

Shareholders within the charge to United Kingdom corporation tax which are “small companies” (for the purposes of United Kingdom taxation of dividends) will generally not expect to be subject to tax on dividends from the Company.  A “small company” for the purposes of United Kingdom taxation of dividends means broadly a company that is a micro or small enterprise as defined in the Annex to Commission Recommendation 2003/361/EC of 6 May 2003 subject to certain exceptions.

Other shareholders within the charge to United Kingdom corporation tax will not be subject to tax on dividends from the Company as long as the dividends fall within an exempt class and certain conditions are met. For example: dividends paid to companies holding less than 10% of the issued share capital of the payer (or any class of that share capital, which here refers to the Class A common shares) are generally dividends that fall within an exemption in respect of “portfolio holdings” (subject to the application of relevant anti-avoidance rules). Other exemptions may also apply (subject to the applications of relevant anti-avoidance rules).

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

Taxation of Chargeable Gains

Individual Shareholders

A disposal of the Class A common shares may give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom capital gains tax, depending on the circumstances and subject to any available exemption or relief. The rate of capital gains tax in respect of shareholdings is 10% for individuals who are subject to income tax at the basic rate and 20% to the extent that an individual’s chargeable gains, when aggregated with his or her income chargeable to income tax, exceed the basic rate band for income tax purposes. An individual shareholder is entitled to realize an exempt amount of gains (£12,300 in the 2021/22 tax year) in each tax year without being liable to tax.

A shareholder who is an individual and who has ceased to be resident in the United Kingdom for taxation purposes (or has become treated as resident outside the United Kingdom for the purposes of a double tax treaty (‘’Treaty non-resident’’)) for a period of five years or less, and who disposes of the Class A common shares during that period may in some circumstances also be liable, on his or her return to the United Kingdom, to United Kingdom capital gains tax on that gain, subject to any available exemptions or reliefs.

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

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The comments in this section relating to stamp duty and SDRT apply whether or not a shareholder is resident or domiciled in the United Kingdom. Special rules may apply to shareholders such as market makers, brokers, dealers and intermediaries.

Following the European Court of Justice decision in HSBC Holdings Plc and Vidacos Nominees Ltd v The Commissioners for Her Majesty’s Revenue & Customs (C-569/07) and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v The Commissioners for Her Majesty’s Revenue & Customs (TC/2009/16584), HMRC has confirmed that 1.5% SDRT is no longer payable on new shares issued  into a clearance service or depositary receipt system, nor on transfers to a clearance service or depositary receipt system where such transfers are integral to the raising of new capital. Following the United Kingdom’s exit from the European Union on 31 January 2020, the agreement for the withdrawal of the United Kingdom from the European Union provided for a transition period which ended on December 31, 2020.   HMRC has confirmed that the 1.5% charge will remain disapplied, as described above, under the terms of the European Union (Withdrawal) Act 2018 following the end of the transition period.  That this will remain the position until such time that the United Kingdom’s stamp taxes on shares legislation is amended.  We recommend that advice is sought before any payment of the 1.5% charge is made.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available from http://www.sec.gov. In addition, shareholders may visit the Investors section of our website at www.torm.com or request a copy of our filings at no cost by writing or telephoning us at the following address:

TORM plc

Tuborg Havnevej 18

DK-2900 Hellerup, Denmark

Tel: 45 39 17 92 00

None of the information contained on our website is incorporated into or forms a part of this annual report.

16.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to Note 21—"Risks Associated with TORM’s Activities” on pages 148-151 of our Annual Report 2021.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II.

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.         CONTROLS AND PROCEDURES

16.	Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15I and 15d-15e under the Securities Act of 1934) as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2021 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B.Management’s Annual Report on Internal Control Over Financial Reporting

In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2021 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2021 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).

C.Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm because as an emerging growth company, we are exempt from this requirement.

D.Changes in Internal Control Over Financial Reporting

There were no material changes in the Company’s internal control over financial reporting during the year that ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Göran Trapp, who serves as the Chairman of our Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” in accordance with SEC rules.

ITEM 16B.         CODE OF ETHICS

We have adopted a code of ethics, which we refer to as our Business Principles, which applies to all entities in the TORM Group and its employees (both shore-based and at sea), directors and officers. A copy of the Business Principles is filed herewith as Exhibit 11.1. We have also posted a copy of our Business Principles on our website at www.torm.com. None of the information contained on this website is incorporated into or forms a part of this annual report.  We will provide any person, free of charge with a copy of our Business Principles upon written request to our offices at: Tuborg Havnevej 18, DK-2900 Hellerup, Denmark.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s principal accountant from April 15, 2020 and through 2021 was EY Godkendt Revisionspartnerselskab (PCAOB ID: 1757). During the fiscal years ended December 31, 2018 and 2019, and the subsequent interim period from January 1, 2020 through April 15, 2020, Deloitte Statsautoriseret Revisionspartnerselskab (PCAOB ID: 01294) was the principal accountant.

Reference is made to Note 4 —"Remuneration to Auditors Appointed at the Parent Company’s Annual General Meeting” on page 129 of our Annual Report 2021 and to the “Audit Committee Report” on pages 79-84 of our Annual Report 2021.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2021, no issuer or affiliate purchases of our equity securities were made.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.         CORPORATE GOVERNANCE

Pursuant to an exception under Nasdaq New York listing standards available to foreign private issuers, we are not required to comply with many of the corporate governance practices followed by U.S. companies under the Nasdaq New York listing standards. Accordingly, we are exempt from many of Nasdaq New York’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq New York corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. In connection with the listing of our Class A common shares on Nasdaq New York, we have certified to Nasdaq New York that our corporate governance practices are in compliance with, and are not prohibited by, English Law. Set forth below is a list of the significant differences between our current or potential corporate governance practices and Nasdaq New York standards applicable to listed U.S. companies.

Independence of Directors. Nasdaq New York requires that a U.S.-listed company maintain a majority of independent directors. Our Board of Directors consists of five directors, three of which are considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of Nasdaq New York. Under English law and our Articles of Association, our Board of Directors is not required to consist of a majority of independent directors. Under the UK Corporate Governance Code, to which we are subject, a majority of our Board is required to be independent. However, the determination of independence is different from Nasdaq New York standards, and we may choose to deviate from this requirement in the future as long as we explain why we have done so in our annual report.

Remuneration Committee. Nasdaq New York requires that a listed U.S. company have a remuneration committee consisting only of independent directors. Under English law and our Articles of Association, our Remuneration Committee is not required to consist entirely of independent directors. The UK Corporate Governance Code requires this committee to be comprised of independent directors and that the chairman of the Board of Directors not chair the Remuneration Committee, but we currently deviate from these requirements in that our Chairman of the Board, Christopher H. Boehringer, is also chair of our Remuneration Committee. For more information, see “Corporate Governance – Statement of Compliance with the UK Corporate Governance Code” on page 74 of our Annual Report 2021.

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

Executive Sessions. Nasdaq New York requires that the independent directors of a U.S. listed company have regularly scheduled meetings at which only independent directors are present, or executive sessions. The UK Corporate Governance Code requires that our Chairman hold meetings with non-executive directors without the executives present and that, led by the senior independent director, the non-executive directors meet without the Chairman present at least annually to appraise the Chairman’s performance and on such other occasions as necessary.

Shareholder Approval of Securities Issuances. Nasdaq New York requires that a listed U.S. company obtain the approval of its shareholders prior to issuances of securities under certain circumstances. In lieu of this requirement, we have elected to follow applicable practices of England and Wales for authorizing issuances of securities, which generally require (i) shareholder approval (a) by ordinary resolution to grant the directors authority to allot shares and (b) by special resolution to grant the directors authority to allot shares free of pre-emption rights (which approvals have already been granted by shareholders pursuant to the Company’s shareholders resolutions dated March 15, 2016 and renewed pursuant to the Company’s shareholders resolutions dated April 15, 2020); (ii) board approval and, in addition, (iii) particular board approval in certain circumstances specific to the Company including pursuant to articles 8 and 137 of the Company’s articles of association, but these practices do not follow additional corporate governance guidelines that would apply to companies listed on the Main Board of the London Stock Exchange.

Shareholder Approval of Equity Compensation Plans. Nasdaq New York requires that shareholders be given the opportunity to vote on all equity-compensation plans and material amendments thereto, with limited exceptions for inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and specific types of plans. In lieu of this requirement, we have elected to follow the applicable practices of England and Wales for authorizing such plans, which do not generally require shareholder approval (except (i) in certain circumstances not applicable to the Company or (ii) where the issue of shares, or right to subscribe for or agreement to issue shares, requires further shareholder approval pursuant to applicable law beyond the shareholder approvals currently existing pursuant to the Company’s shareholder resolutions dated March 15, 2016 and subsequently renewed on April 15, 2020).  Certain plans also require certain special director approval requirements to be met pursuant to articles 137.3 and 137.4.4 of the Company’s articles of association.

Corporate Governance Guidelines. Nasdaq New York requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. The UK Corporate Governance Code requires the Company to report on its compliance with the UK Corporate Governance Code in accordance with the “comply or explain” principle. The Company’s position with respect to compliance (or non-compliance) with the individual recommendations of the UK Corporate Governance Code is required to be disclosed in the Company’s Annual Report and Accounts. In addition, the Company includes on its website a detailed analysis of its compliance (or non-compliance) with the UK Corporate Governance Code in its corporate governance statement.

Directors’ Remuneration Reports. Under Section 420(1) of the UK Companies Act, we are required to produce a directors’ remuneration report for each fiscal year. The Directors’ remuneration reports must include (i) a directors’ remuneration policy, which is subject to a binding shareholder vote at least once every three years and (ii) an annual report on remuneration in the financial year being reported on, and on how the current policy will be implemented in the next financial year, which is subject to an annual advisory shareholder vote. The UK Companies Act requires that remuneration payments to directors of the Company and payments to them for loss of office must be consistent with the approved directors’ remuneration policy or, if not, must be specifically approved by the shareholders at a general meeting.

Disclosure of Third Party Director and Nominee Compensation. Nasdaq New York requires U.S. companies to disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company (a “Third Party"), relating to compensation or other payment in connection with such person's candidacy or service as a director of the Company, except for such agreements and arrangements that (i) relate only to reimbursement of expenses in connection with candidacy as a director; (ii) existed prior to the nominee's candidacy and the nominee's relationship with the Third Party has been publicly disclosed in certain filings under the Exchange Act; or (iii) have been disclosed in certain other filings applicable to domestic issuers. Under the UK Companies Act, directors have a statutory duty not to accept benefits from third parties conferred by reason of (a) his or her being a director or (b) his or her doing (or not doing) anything as a director. However, as this is a general statutory duty of the directors, the Company may give authority for the receipt of benefits from third parties which would otherwise be a breach of duty. Such benefits would have to be consistent with the approved directors' remuneration policy or, if not, would need to be specifically approved by the shareholders at a general meeting. Directors additionally have a statutory duty to avoid conflicts of interest under the UK Companies Act and should declare any interests in agreements or arrangements which could give rise to such conflict so that non-conflicted directors can make judgment as to whether a conflict has arisen and/or authorize such conflict.

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

ITEM 16H.        MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17.         FINANCIAL STATEMENTS

See "Item 18. Financial Statements."

ITEM 18.         FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of our Annual Report 2021 (see Item 19).

ITEM 19.	EXHIBITS

Annual Report

The following pages from our Annual Report 2021, furnished to the SEC on Form 6-K, dated March 23, 2022, are incorporated by reference into this annual report on Form 20-F. The content of quotations, websites and other sources referenced on these pages of the Annual Report 2021 are not incorporated by reference into this Form 20-F.

Section	Page(s) in the Annual Report 2021

Key Figures	3

2021 in Review	9-10

Business Model and Strategic Choices	17-31

TORM Fleet Overview	170

Environmental, social and governance issues	32-54
Market Drivers and Outlook	14

The Product Tanker Market	11-13

Financial Review 2021—Liquidity and Cash Flow; Assessment of Impairment of Assets; Primary Factors Affecting Results of Operations	55-64

Corporate Governance—Board of Directors; Board and Committee Meeting Attendance	75

Board of Director Committee Reports	79-99

Investor Information—Changes to the Share Capital; Distribution Policy	100-103

Directors' Report—Share Capital	101

Glossary	173

Alternative Performance Measures	174-179

Index to Audited Consolidated Financial Statements

Section	Page(s) in the Annual Report 2021

Consolidated Income Statement for the years ended December 31, 2021, 2020 and 2019	114

Consolidated Statements of Comprehensive Income for the years ended December 31, 2021, 2020 and 2019	114

Consolidated Balance Sheet as of December 31, 2021 and 2020	115

Consolidated Statements of Changes in Equity as of December 31, 2021, 2020 and 2019	116-117

Consolidated Cash Flow Statement for the years ended December 31, 2021, 2020 and 2019	118

Notes to the Consolidated Financial Statements	119-156

List of Exhibits

1.1	Memorandum and Articles of Association(1)
2.1	Form of Class A Common Share Certificate(1)
2.2	B Share Minority Trust Deed, dated May 30, 2016(1)
2.3	Equity Warrant Instrument, dated March 15, 2016(1)
2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934(4)
4.1	TORM plc 2018 Management Long-Term Incentive Plan(3)
4.2	TORM plc 2019 Management Long-Term Incentive Plan(4)
4.3	TORM plc 2020 Management Long-Term Incentive Plan(5)
4.4	TORM plc 2021 Management Long-Term Incentive Plan
8.1	List of Subsidiaries
11.1	TORM's Business Principles(2)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of EY Godkendt Revisionspartnerselskab
15.2	Consent of Deloitte Statsautoriseret Revisionspartnerselskab
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase
104.Cover	Intractive data file (formatted as inline XBRL and contained in Exhibit 101)

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

(5) Filed as an exhibit to the Company's Annual Report filed on Form 20-F on March 1, 2021, and incorporated by reference herein

FINANCIAL STATEMENTS

hbn
FINANCIAL STATEMENTS 2021
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Income Statement
Consolidated Statement of Comprehensive Income
Consolidated Balance Sheet
Consolidated Statement of Changes in Equity
Consolidated Cash Flow Statement
Notes Consolidated

CONSOLIDATED INCOME STATEMENT

1 JANUARY-31 DECEMBER

USD '000	Note	2021	2020	2019
Revenue		619,532	747,356	692,610
Port expenses, bunkers and commissions		(240,937)	(227,924)	(267,739)
Operating expenses	3	(190,471)	(178,376)	(172,983)
Profit from sale of vessels	24	0	1,069	1,180
Administrative expenses	3, 4	(51,542)	(50,773)	(47,724)
Other operating expenses		414	(19,185)	(2,911)
Share of profit/(loss) from joint ventures		(104)	(242)	(422)
Impairment losses and reversal of impairment on tangible assets	6, 8, 24	(4,645)	(11,096)	114,004
Depreciation	6,7	(130,851)	(121,922)	(110,124)

Operating profit/(loss) (EBIT)		1,396	138,907	205,891

Financial income	10	241	536	2,796
Financial expenses	10	(42,382)	(49,914)	(41,881)

Profit/(loss) before tax		(40,745)	89,529	166,806

Tax	13	(1,344)	(1,415)	(784)

Net profit/(loss) for the year		(42,089)	88,114	166,022

EARNINGS PER SHARE
Basic earnings/(loss) per share (USD)	28	(0.54)	1.19	2.24
Diluted earnings/(loss) per share (USD)	28	(0.54)	1.19	2.24

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

1 JANUARY-31 DECEMBER

USD '000	2021	2020	2019
Net profit/(loss) for the year	(42,089)	88,114	166,022

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	(209)	16	426
Fair value adjustment on hedging instruments	8,455	(15,790)	(13,289)
Fair value adjustment on hedging instruments transferred to income statement	8,667	6,860	1,284

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	(8)	103	(82)
Other comprehensive income/(loss) after tax ¹⁾	16,905	(8,811)	(11,661)

Total comprehensive income/(loss) for the year	(25,184)	79,303	154,361

1)     No income tax was incurred relating to other comprehensive income/(loss) items.

CONSOLIDATED BALANCE SHEET

AS OF 31 DECEMBER

USD '000	Note	2021	2020
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings	6,7	4,824	7,098
Vessels and capitalized dry-docking	6,7,8,17	1,937,791	1,722,465
Prepayments on vessels	6	11,996	12,024
Other plant and operating equipment	6	6,327	6,847
Total tangible fixed assets		1,960,938	1,748,434

Financial assets
Investments in joint ventures		1,473	1,588
Loan receivables	5	4,617	4,617
Deferred tax asset		651	344
Other investments		1	1
Total financial assets		6,742	6,550

Total non-current assets	9	1,967,680	1,754,984

CURRENT ASSETS
Bunkers		48,812	22,459
Freight receivables	11	83,968	58,574
Other receivables	12	39,966	24,881
Prepayments		5,624	2,181
Cash and cash equivalents, including restricted cash	29	171,733	135,564
Current assets		350,103	243,659

Assets held for sale	24	13,216	—

Total current assets		363,319	243,659

TOTAL ASSETS		2,330,999	1,998,643

USD '000	Note	2021	2020
EQUITY AND LIABILITIES
EQUITY
Common shares	14	812	748
Share premium		159,558	102,044
Treasury shares	14	(4,235)	(4,235)
Hedging reserves		(3,559)	(20,681)
Translation reserves		137	346
Retained profit		899,467	939,247
Total equity		1,052,180	1,017,469

LIABILITIES
NON-CURRENT LIABILITIES
Non-current tax liability related to held over gains	13	45,176	44,923
Borrowings	7,16,17,19	926,450	739,543
Total non-current liabilities		971,626	784,466

CURRENT LIABILITIES
Borrowings	7,16,17,19	208,951	102,858
Trade payables	19	35,332	14,350
Current tax liabilities		929	1,418
Other liabilities	15,19	43,681	59,782
Provisions	27	18,300	18,300
Total current liabilities		307,193	196,708

Total liabilities		1,278,819	981,174

TOTAL EQUITY AND LIABILITIES		2,330,999	1,998,643

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

1 JANUARY-31 DECEMBER

USD '000	Common shares	Share premium	Treasury shares 1)	Hedging reserves	Translation reserves	Retained profit	Total
Equity as of 1 January 2019	742	97,092	(2,887)	254	(96)	752,106	847,211

Comprehensive income/loss for the year:
Net profit/(loss) for the year	—	—	—	—	—	166,022	166,022
Other comprehensive income/(loss) for the year²)	—	—	—	(12,005)	426	(82)	(11,661)
Total comprehensive income/(loss) for the year	—	—	—	(12,005)	426	165,940	154,361

Capital increase	5	4,197	—	—	—	—	4,202
Share-based compensation	—	—	—	—	—	1,913	1,913
Total changes in equity 2019	5	4,197	—	(12,005)	426	167,853	160,476

Equity as of 31 December 2019	747	101,289	(2,887)	(11,751)	330	919,959	1,007,687

Comprehensive income/loss for the year:
Net profit/(loss) for the year	—	—	—	—	—	88,114	88,114
Other comprehensive income/(loss) for the year ²)	—	—	—	(8,930)	16	103	(8,811)
Total comprehensive income/(loss) for the year	—	—	—	(8,930)	16	88,217	79,303

Capital increase	1	787	—	—	—	—	788
Transaction costs of capital increase	—	(32)	—	—	—	—	(32)
Acquisition of treasury shares	—	—	(1,348)	—	—	—	(1,348)
Share-based compensation	—	—	—	—	—	1,682	1,682
Dividend paid	—	—	—	—	—	(70,611)	(70,611)
Total changes in equity 2020	1	755	(1,348)	(8,930)	16	19,288	9,782

Equity as of 31 December 2020	748	102,044	(4,235)	(20,681)	346	939,247	1,017,469

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

1 JANUARY-31 DECEMBER

USD ‘000	Common shares	Share premium	Treasury shares 1)	Hedging reserves	Translation reserves	Retained profit	Total
Equity as of 1 January 2021	748	102,044	(4,235)	(20,681)	346	939,247	1,017,469
Comprehensive income/(loss) for the year:
Net profit/(loss) for the year	—	—	—	—	—	(42,089)	(42,089)
Other comprehensive income/(loss) for the year2)	—	—	—	17,122	(209)	(8)	16,905
Total comprehensive income/(loss) for the year	—	—	—	17,122	(209)	(42,097)	(25,184)

Capital increase3)	64	57,799	—	—	—	—	57,863
Transaction costs of capital increase	—	(285)	—	—	—	—	(285)
Share-based compensation	—	—	—	—	—	2,317	2,317
Dividend paid	—	—	—	—	—	—	—
Total changes in equity 2021	64	57,514	—	17,122	(209)	(39,780)	34,711

Equity as of 31 December 2021	812	159,558	(4,235)	(3,559)	137	899,467	1,052,180

1)    Please refer to note 14 for further information on treasury shares.

2)    Please refer to "Consolidated Statement of Comprehensive Income".

3⁾    Please refer to note 14 for further information on capital increases during the year.

CONSOLIDATED CASH FLOW STATEMENT

1 JANUARY-31 DECEMBER

USD ‘000	Note	2021	2020	2019
CASH FLOW FROM OPERATING ACTIVITIES
Net profit/(loss) for the year		(42,089)	88,114	166,022

Reversals:
Profit from sale of vessels		—	(1,069)	(1,180)
Depreciation	6	130,851	121,922	110,124
Impairment losses and reversal of impairment losses on tangible assets	6, 8, 24	4,645	11,096	(114,004)
Share of profit/(loss) from joint ventures		104	242	422
Financial income	10	(241)	(536)	(2,796)
Financial expenses	10	42,382	49,914	41,881
Tax expenses	13	1,344	1,415	784
Other non-cash movements	25	1,350	1,093	925

Dividends received from joint ventures		275	275	19
Interest received and realized exchange gains		241	583	2,535
Interest paid and realized exchange losses		(41,046)	(52,905)	(45,283)
Income taxes paid		(1,379)	(252)	(216)
Change in bunkers, receivables and payables, etc.	25	(48,489)	15,909	11,858

Net cash flow from operating activities		47,948	235,801	171,091

USD ‘000	Note	2021	2020	2019
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets ¹)		(319,787)	(173,050)	(384,349)
Investments in joint ventures		—	—	(275)
Sale of tangible fixed assets	24	10,033	83,662	61,801
Change in restricted cash		19,161	(30,414)	—

Net cash flow from investing activities		(290,593)	(119,802)	(322,823)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	5,16	548,817	734,346	261,830
Repayment, borrowings	16	(253,420)	(746,475)	(169,177)
Dividend paid		—	(70,611)	—
Capital increase ¹)	14	2,863	788	4,202
Transaction costs share issue		(285)	(32)	—
Purchase/disposal of treasury shares		—	(1,348)	—
Change in restricted cash		—	—	(12,364)

Net cash flow from financing activities		297,975	(83,332)	84,491

Net cash flow from operating, investing and financing activities		55,330	32,667	(67,241)

Cash and cash equivalents as of 1 January		89,514	56,847	124,088

Cash and cash equivalents as of 31 December		144,844	89,514	56,847

Restricted cash as of 31 December	29	26,889	46,050	15,636
Cash and cash equivalents, including restricted cash as of 31 December		171,733	135,564	72,483

¹⁾ In 2021 share capital was increased by USD 57.9m including a USD 55.0m non-cash share issue in relation to acquisition of eight vessels. Please refer to Note 14 for further reference.

NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

OVERVIEW OF BUSINESS

TORM plc is a shipping company, which owns and operates a fleet of product tankers.

TORM plc is a public company limited by shares and is incorporated in England and Wales. Its registered number is 09818726 and its registered address is Birchin Court, 20 Birchin Lane, London, EC3V 9DU. Unless otherwise indicated, the terms “TORM plc”, “we”, “us”, “our”, the “Company”, and the “Group” refer to TORM plc and its consolidated subsidiaries, which include TORM A/S and its consolidated subsidiaries.

TORM plc is listed on the stock exchanges Nasdaq in Copenhagen, Denmark, and on Nasdaq in New York, United States.

BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with UK-adopted International Accounting Standards (“UK-adopted IAS”). The consolidated financial statements are also prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the EU, as applied to financial periods beginning on or after 1 January 2021.

The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency of the Company is USD, and the Company applies USD as the presentation currency in the preparation of the consolidated financial statements.

GOING CONCERN

As of 31 December 2021, TORM’s available liquidity including undrawn and committed facilities was USD 210m, including a total cash position of USD 172m (including restricted cash of USD 27m). TORM’s net interest-bearing debt was USD 972m, and the net debt loan-to-value ratio was 52.3%. Further information on TORM’s objectives and policies for managing its capital, its financial risk management objectives and its exposure to credit and liquidity risk can be found in Note 21 to the financial statements. The principal risks and uncertainties facing TORM are set out on pages 65-69 and details on the liquidity and capital resources are described in Note 2.

TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet our forecast cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants in its loan facilities, details of which are available in Note 2 to the financial statements. A key element for TORM’s financial performance in the going concern period relates to the development of the COVID-19 pandemic and related effect on the oil demand and supply balance. TORM’s base case assumes the oil markets to reach pre-COVID-19 levels during the second half of 2022 with freight rates and vessel values materializing above 2021 levels. In the base case, TORM has sufficient liquidity and headroom above all the covenant limits. TORM also pays special attention to the significantly increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The immediate impact is that the uncertainty and potential for re-routing of trade flows has sent the tanker freight rates in the European markets upwards. The financial impact going forward is uncertain, but TORM currently expects that the possible effects are covered within the below sensitivity calculations.

TORM performs sensitivity calculations to reflect downside scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The downside scenarios cover the principal risks and uncertainties facing TORM as set out on pages 65-69 and include different distressed outlooks for the product tanker market. In a low case scenario, Management has assumed freight rates which on average are approximately 25% below those in the base case and a related decline in vessel values. In the low case scenario, there remains sufficient headroom on liquidity and covenants. In a stress case scenario, Management has further stressed the freight rates to the lowest rolling four quarter average since 2000. In the stress case scenario, certain actions will be required to maintain covenant compliance. Such actions are assessed to be achievable also in a stress case scenario and could include elements such as the sale of older vessels.

NOTE 1 – continued

The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for the period until 31 March 2023. TORM’s cash flow forecast and expected covenant compliance are based on the business plan approved by the Board of Directors. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue the operational existence and comply with its financial covenants for the period until 31 March 2023. Accordingly, TORM continues to adopt the going concern basis in preparing its financial statements.

ADOPTION OF NEW OR AMENDED IFRS STANDARDS

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2021:

●	IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 amendments Interest rate Benchmark Reform – Phase 2
●	IFRS 4 amendment Extension of the Temporary exemption from Applying IFRS 9
●	IFRS 16 amendment Covid-19-related Rent Concessions beyond 30 June 2021

It is assessed that application of these effective on 01 January 2021 has not had any material impact on the consolidated financial statements in 2021.

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

IASB has issued a number of new or amended accounting standards (IFRS) and interpretations  (IFRIC) which have not yet come into effect:

●	Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets (all mandatory 01 January 2022)
●	Annual Improvements 2018-2020 (01 January 2022)
●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (01 January 2023)
●	IFRS 17 Insurance Contracts (01 January 2023)
●	IAS 12 amendments Deferred Tax related to Assets and liabilities arising from a Single Transaction (01 January 2023)
●	IAS 8 amendments Definition of Accounting Estimates (01 January 2023)
●	IAS 1 and IFRS Practice Statement 2 amendments Disclosure of Accounting Policies (01 January 2023)
●	IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture issued in September 2014 (deferred indefinitely)

TORM has assessed the accounting standards and interpretations not yet adopted and does not expect the new standards to have any material impact on neither TORM’s figures nor the disclosures.

ACCOUNTING POLICIES

The Group’s general accounting policies are described below. In addition to this, specific accounting policies are described in each of the individual notes to the consolidated financial statements as outlined in the following notes:

●	Staff costs
●	Loan receivables
●	Tangible fixed assets
●	Leasing

●	Impairment
●	Financial items
●	Freight receivables

NOTE 1 – continued

●	Other receivables
●	Tax
●	Other liabilities
●	Borrowings
●	Derivative financial instruments
●	Provisions
●	Earnings per share

Consolidation principles

The consolidated financial statements comprise the financial statements of the Parent Company, TORM plc and entities controlled by the Company and its subsidiaries. Control is achieved when the Company has all the following:

●	Power over the investee
●	Exposure, or rights, to variable returns from its involvement with the investee
●	The ability to use its power over the investee to affect the amounts of the investor’s returns

TORM reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

●	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders
●	Potential voting rights held by the Company, other vote holders or other parties
●	Rights arising from other contractual arrangements
●	Any additional facts and circumstances which indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time when decisions need to be made, including voting pattern at previous shareholders’ meetings

Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are accounted for using the equity method.

Companies which are managed jointly by agreement with one or more companies and therefore are subject to joint control (joint ventures) are accounted for using the equity method.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date on which the Company obtains control until the date when the Company loses control over the subsidiary.

The consolidated financial statements are prepared using consistent accounting policies and eliminating intercompany transactions, balances, and shareholdings as well as gains and losses on transactions between the consolidated entities.

Foreign currencies

The functional currency of all significant entities, including subsidiaries and associated companies, is United States Dollars (USD), because the Company’s vessels operate in international shipping markets, in which income and expenses are settled in USD, and because the Company’s most significant assets and liabilities in the form of vessels and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the

NOTE 1 – continued

functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under “Financial income” and “Financial expenses”.

The reporting currency of the Company is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Income statement items are translated into USD at the exchange rate for each transaction, whereas balance sheet items are translated at the exchange rate as of the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component in “Other comprehensive income”. On the disposal of an entity, the cumulative amount of the exchange differences recognized in the separate component of equity relating to that entity is transferred to the income statement as part of the gain or loss on disposal.

Segment information

The segmentation is based on the Group’s internal management and reporting structure. The Group only has one operating segment which is the sole reportable segment, the Tanker Segment, for which the services provided primarily comprise transportation of refined oil products such as gasoline, jet fuel, and naphtha.

The Group has only one geographical segment, because the Company considers the global market as a whole and as the individual vessels are not limited to specific parts of the world. Further, the internal management reporting does not provide such information. Consequently, it is not possible to provide geographical segment information on revenue from external customers or non-current segment assets.

INCOME STATEMENT

Revenue

Income is recognized in the income statement when:

●	The income generating activities have been carried out on the basis of a binding agreement
●	The income can be measured reliably
●	It is probable that the economic benefits associated with the transaction will flow to the Company

Revenue comprises freight, charter hire, and demurrage revenue from the vessels. Revenue is recognized when or as performance obligations are satisfied by transferring services to the customer, i.e., over time, provided that the stage of completion can be measured reliably. Revenue is measured as the consideration the Group expects to be entitled to.

Freight revenue, including charter hire and demurrage (and related voyage costs) are recognized in the income statement according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge). The completion is determined using the load-to-discharge method based on the percentage of the estimated duration of the voyage completed at the reporting date, because the Company has an enforceable right to payment for performance completed to date.

Cross-over voyages

For cross-over voyages (voyages in progress at the end of a reporting period), the uncertainty and the dependence on estimates are greater than for finalized voyages. The Company recognizes a percentage of the estimated revenue for the voyage equal to the percentage of the estimated duration of the voyage completed at the balance sheet date. The estimate of revenue is based on the expected duration and destination of the voyage.

When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage,

NOTE 1 – continued

and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenue

Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers.

The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. The Company receives the demurrage payment upon reaching final agreement on the amount, which on average is approximately 100 days after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue.

Port expenses, bunkers, and commissions

Port expenses, bunker fuel consumption, and commissions are recognized as incurred. To the extent that the costs are recoverable, costs directly attributable to relocate the vessel to the load port are capitalized and amortized over the course of the transportation period.

Gains and losses on forward bunker contracts and write-down for losses on freight receivables are included in this line.

Operating expenses

Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.

Profit from sale of vessels

Profit from sale of vessels is recognized at the time of delivery to the buyer, representing the difference between the sales price less costs to sell and the carrying value of the vessel.

Administrative expenses

Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.

Other operating expenses

Other operating expenses primarily comprise management fees paid to commercial and technical managers for managing the fleet and profits and losses deriving from the disposal of fixed assets other than vessels.

Depreciation and impairment losses and reversals of impairment losses

Depreciation and impairment losses comprise depreciation of tangible fixed assets for the year as well as the write-down of the value of assets by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment, the carrying amount is assessed, and the value of the asset is written down to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its fair value less costs to sell.

NOTE 1 – continued

Subsequent reversal of impairment losses is recognized if the recoverable amount exceeds the carrying amount to the extent that the carrying amount does not exceed the carrying amount without any historic impairment losses.

BALANCE SHEET

Financial assets

Financial assets are initially recognized on the settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.

Investments in joint ventures

Investments in joint ventures comprise investments in companies which by agreement are managed jointly with one or more companies and therefore are subject to joint control and in which the parties have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method. Under the equity method, the investment in joint ventures is initially recognized at cost and thereafter adjusted to recognize TORM’s share of the profit or loss in the joint venture. When TORM’s share of losses in a joint venture exceeds the investment in the joint venture, TORM discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that TORM has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Bunkers

Bunkers and lube oil are stated at the lower of cost and net realizable value. Cost is determined using the FIFO method and includes expenditure incurred in acquiring the bunkers and lube oil and cost of delivery less discounts.

Treasury shares

Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

Dividend

Interim dividends are recognized as a liability at the time of declaration. Any year-end dividend is recognized as a liability at the date of approval at the AGM.

Trade payables

Trade payables are recognized at the fair value of the item purchased and are subsequently measured at amortized cost.

CASH FLOW STATEMENT

The cash flow statement shows how income and changes in the balance sheet items affect cash and cash equivalent, i.e., how cash is generated or used in the period. The cash flow statement is presented in accordance with the indirect method commencing with “Net profit/(loss) for the year”.

Cash flow from operating activities converts income statement items from the accrual basis of accounting to cash basis. Starting with “Net profit/(loss) for the year”, non-cash items are reversed, and actual payments included. Further, the change in working capital is taken into account.

Cash flow from investing activities comprises the cash used or received in the purchase and sale of tangible fixed assets and financial assets as well as cash from business combinations.

NOTE 1 – continued

Cash flow from financing activities comprises changes in the cash used or received in borrowings (amount of new borrowings and repayments), purchases or sales of treasury shares and dividend paid to shareholders.

Cash and cash equivalents including restricted cash comprise cash and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets is approximately equal to their fair value. Cash and cash equivalents including restricted cash at the end of the reporting period are shown in the consolidated cash flow statement and can be reconciled to the related items in the consolidated balance sheet.

The restricted cash balance relates to cash provided as security for initial margin calls and negative market values on derivatives as well as a sale and leaseback transaction prepayment to be released upon delivery of the vessel.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or if changes in the estimate that would have a material impact on the Company’s financial position or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management also makes various accounting judgements in the preparation of the consolidated financial statements which can affect the amounts recognized.

Judgements

Management has assessed that TORM has three CGUs within its single reportable segment – the product tanker segment – the largest of which is its Main Fleet (comprising LR1/LR2 and MR vessels). The Main Fleet is considered to be a single cash generating unit because the vessels in the Main Fleet are largely interchangeable and the cash flows generated by them are interdependent. These vessels are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications and the price of transport rather than vessel class. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. All vessels in the Main Fleet can handle multiple sizes of cargoes and sail all seas and oceans, over both shorter and long distances. The Main Fleet is monitored and managed on an aggregated level as one pool, i.e., each vessel or vessel class does not generate cash inflows which are largely independent of those from other vessels or vessel classes. The MR vessels acquired in 2021 with chemical trading capability are operated as all other product tanker vessels and thus included in the Main Fleet CGU.

The other groups of CGUs outside the Main Fleet comprise the two Handysize vessels (which are typically used for shorter and coastal trade routes and more frequent port calls, including for transportation of various clean petroleum products within Europe and in the Mediterranean).

ESTIMATES

Carrying amounts of vessels

The Company evaluates the carrying amounts of the vessels (including newbuildings) to determine if events have occurred which would require a modification of their carrying amounts. The recoverable number of vessels is reviewed based on events and changes in circumstances which would indicate that the carrying amount of the assets might not be recoverable. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment or indication which past impairment losses should be reversed such as reported sale and purchase prices, market demand and general market conditions.

NOTE 1 – continued

Further, market valuations from leading, independent, and internationally recognized shipbrokers are obtained on the reporting date as part of the review for potential impairment indicators. If an indication of impairment or reversal of past impairment is identified, the need for recognizing an impairment loss or a recognition of a reversal of a past impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less costs of disposal and the value in use.

The review for potential impairment indicators and projection of future discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, utilization, earnings from the vessels, future operating expenses and capital expenditure including dry-docking costs and discount rates. For more information on key assumptions and related sensitivities, please refer to Note 8.

All these factors have been historically volatile, especially the freight rates. The carrying amounts of TORM’s vessels may not represent their fair market value at any point in time, as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in freight rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment write-down or reversal of impairment may be required.

NOTE 2 – LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS

LIQUIDITY AND CAPITAL RESOURCES

As of 31 December 2021, TORM’s cash and cash equivalents including restricted cash totaled USD 172m (2020: USD 136m; 2019: USD 72m), and undrawn and committed credit facilities amounted to USD 38m (2020: USD 132m; 2019: USD 173m). The undrawn and committed credit facilities consisted of a USD 38m leasing facility with BoComm Leasing. TORM had one newbuilding (2020: two; 2019: four) to be delivered in early 2022. The total outstanding CAPEX related to the newbuilding was USD 38m (2020: USD 86m; 2019: USD 51m) and is mainly financed by the committed BoComm Leasing facilities of USD 38m.

TORM has a Syndicated Facilities Agreement which includes a USD 177m Term Facility Agreement, a USD 57m Revolving Credit Facility and a drawn USD 45m Working Capital Facility with maturity in 2026. In 2021, TORM repaid USD 83m debt on eight MR vessels on the Term Facility Agreement and refinanced the vessels with a sale and leaseback agreement. In addition to the Syndicated Facilities, TORM has a USD 222m Term Facility Agreement with Danish Ship Finance with maturity in 2027. Further, TORM has a USD 59m Term Facility Agreement and a USD 26m Term Facility Agreement both with maturity in 2025, and a USD 25m Term Facility Agreement with maturity in 2026 with Hamburg Commercial Bank. TORM also has a Term Facility Agreement with China Export-Import Bank of USD 45m with maturity in 2030 and with KfW-IPEX Bank of USD 41m with maturity in 2032. The facility with China Export-Import Bank was partially repaid in 2021, and TORM refinanced two vessels with a sale and leaseback agreement with BoComm Leasing. As of 31 December 2021, the scheduled minimum payments on mortgage debt and bank loans in 2022 were USD 151m.

TORM has lease debt of a total USD 77m with various Japanese leasing providers, lease debt of a total USD 197m with BoComm Leasing and of USD 151m with China Development Bank Financial Leasing. The leasing facilities with BoComm Leasing consist of a USD 52m leasing facility expiring in 2025, a USD 7m leasing facility to finance scrubber and ballast water treatment systems expiring in 2024 and a leasing facility of USD 100m for financing three LR2 vessels. Two of the three LR2 vessels were refinanced from the loan facility with China Export-Import Bank and one of them was acquired by TORM in 2021. Further, TORM has a leasing facility with BoComm Leasing of USD 38m for the newbuilding LR2 vessel delivered in 2021 and a committed leasing facility to finance the remaining newbuilding on order. As of 31 December 2021, the scheduled minimum payments on lease agreements in 2022 were USD 37m.

TORM’s debt facilities include financial covenants related to:

●	Minimum liquidity (cash and cash equivalents minimum amount requirement at all times)
●	Minimum security value (loan-to-value for individual borrowings)
●	Equity ratio (minimum level)

During 2021, 2020 and 2019, TORM did not have any covenant breaches.

NOTE 2 – continued

SUBSEQUENT EVENTS

On 05 January 2022, TORM took delivery of the LR2 newbuilding vessel TORM Houston and subsequently sold the vessel to new owners in a sale and leaseback financing transaction which included purchase options for TORM.

On 06 January 2022, the MR vessel TORM Astrid was delivered upon completion of a sale and leaseback financing transaction which included purchase options for TORM.

On 15 February 2022, the Handysize vessel TORM Tevere was sold to new owners with expected delivery during the first half of 2022.

The geopolitical risk increased significantly following Russia’s invasion of Ukraine in February 2022. The sanctions imposed on Russia by the Western nations increased uncertainty on the general energy market, sending the price of crude oil to the highest level since 2014. The initial sanctions were not targeting the oil trade, however, the uncertainty and potential for re-routing of trade flows sent the crude tanker freight rates in the European markets upwards. Due to the continuous development and complexity of the situation, the impact on the tanker markets going forward is uncertain. Considering our current customer base, main suppliers and financial counterparties as well as covenants in our loan facilities, we do not expect any direct impact on our operations although we expect increased volatility in freight rates, bunker cost, foreign exchange rates, and vessel values.

NOTE 3 – STAFF COSTS

EMPLOYEE INFORMATION

The majority of the staff on vessels are not employed by TORM. Staff costs included in operating expenses relate to the 106 seafarers employed under Danish contract (2020: 109, 2019: 108).

The average number of employees is calculated as a full-time equivalent (FTE).

The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months’ salary.

USDm	2021	2020	2019
Total staff costs
Staff costs included in operating expenses	9.7	9.2	8.1
Staff costs included in administrative expenses	42.4	41.5	37.7
Total	52.1	50.7	45.8

Staff costs comprise the following
Wages and salaries	42.1	42.3	37.2
Share-based compensation	2.3	1.7	1.9
Pension costs	3.6	3.3	3.5
Other social security costs	1.3	1.3	0.9
Other staff costs	2.8	2.1	2.3
Total	52.1	50.7	45.8

Average number of permanent employees
Seafarers	106	109	108
Land-based	341	332	313
Total	447	441	421

NOTE 3 – continued

The majority of seafarers on vessels are on short-term contracts. The number of seafarers on short-term contracts in 2021 was on average 1,449 (2020: 1,474, 2019: 1,510). Total seafarers’ costs in 2021 was USD 75.9m (2020: USD 80.5m, 2019: USD 79.5m), which is included in “Operating expenses”.

USD ‘000	2021	2020	2019
Non-Executive Board and Committee Remuneration, short term
Christopher H. Boehringer	235	256	252
David Weinstein	234	200	198
Göran Trapp	176	172	170
Torben Janholt	—	89	170
Annette Justad	176	139	—
Total	821	856	790

Executive Management

			Annual
			perfor-
		Taxable	mance
USD ‘000	Salary	benefits	bonus	Total
Executive Management Remuneration
Jacob Meldgaard
2019, TORM A/S¹⁾	962	41	1,126	2,129
2019, TORM plc¹⁾	79	—	—	79
2020, TORM A/S¹⁾	1,052	41	1,262	2,355
2020, TORM A/S adjustment¹⁾	—	—	(125)	(125)
2020, TORM plc¹⁾	77	—	—	77
2021, TORM A/S¹⁾	1,161	44	1,161	2,366
2021, TORM plc¹⁾	82	—	—	82

¹⁾    Paid by legal entity as noted.

As discussed in the 2020 Annual Report, at the time of issue the CEO’s bonus figure had yet to be agreed and instead the Annual Report 2020 included an estimate of DKK 8.4m (USD 1.262m), equating to 120% of his base salary. After final agreement by the Remuneration Committee, the CEO’s bonus figure was set at DKK 7,000 (USD 1,137m), equating to 100% of his base salary.

Key management personnel consists of the Board of Directors and the Executive Director.

Senior Management Team

The aggregated compensation paid by the Group to the three (2020: 3) other members of the Senior Management Team in 2021 (excluding Jacob Meldgaard) was USD 2.2m (2020: USD 2.1m 2019: USD 1.7m), which includes an aggregate of USD 0.1m (2020: USD 0.1m, 2019: USD 0.1m) allocated for pensions (defined contribution plans) for these individuals.

LTIP element of Jacob Meldgaard's remuneration package 2021:

Grant Date	25-Apr-18	18-Mar-21

RSU LTIP grant¹⁾	766,035	255,200
Exercise price per share	DKK 53.7	DKK 53.5
RSU grant value assuming 100% vesting	USD 0.9m	USD 0.6m

NOTE 3 – continued

¹⁾    LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 10 of 25 April 2018 and announcement no. 7 dated 18 March 2021, therefore there is no minimum or maximum for 2018 and 2021.

TORM operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of shares is recognized as expense and allocated over the vesting period. Employment in TORM throughout the period is in most cases a prerequisite for upholding the full vesting rights in the RSU program. For good leavers subject to the Danish Stock Options Act, the RSUs will vest in accordance with the vesting schedule, but for all other leavers, all unvested RSU’s shall be immediately forfeited for no consideration. Options are granted under the plan for no consideration and carry no dividend or voting rights.

In accordance with its Remuneration Policy, TORM has granted the CEO a number of Restricted Share Units (RSUs), which were communicated in company announcement no. 2 dated 18 January 2016, company announcement no. 10 dated 25 April 2018, and company announcement no. 7 dated 18 March 2021. There are no performance conditions associated with the grant of RSUs.

The original RSUs granted to the CEO in 2016 amounted to 1,276,725 and vested over a five-year period, with one fifth of the grant amount vesting at each anniversary during the five-year period. The exercise price for the 2016 RSUs was DKK 96.3. As of 01 January 2017, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2017. None of these RSUs were exercised. As of 01 January 2018, one fifth of the original grant, amounting to 255,345, vested with an exercise period ending 31 December 2018. None of these RSUs were exercised.

As detailed in company announcement no. 10 issued on 25 April 2018, the CEO was granted a total of 766,035 RSUs with effect as of 01 January 2018, which will vest in equal instalments over the next three years. The RSU grant corresponds to the unvested portion (60)% of the CEO’s original five-year grant from 2016. It has been agreed that the CEO will not exercise the original RSUs. The exercise price for each RSU is DKK 53.7, corresponding to the average price of TORM shares during 90 calendar days preceding the approval at TORM plc’s AGM on 12 April 2018 plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date. As of 01 January 2019, one fifth of the grant, amounting to 255,345, vested with an exercise period ending 31 December 2019. These RSUs amounting to one third of the re-grant issued on 25 April 2018 were exercised. In November 2019, 255,345 RSUs were exercised by Executive Director Jacob Meldgaard.

The total value of the RSU allocation is calculated based on the Black-Scholes model and is included in the overall cost estimate for the Company’s Long-Term Incentive Program (LTIP) (cf. company announcements dated 18 January 2016, 8 March 2016 and 25 April 2018).

The value of the 2018 grant, USD 0.9m, is estimated taking into account that as part of the grant the CEO will not exercise the unvested portion of the 2016 grant. The valuation is based on the Black-Scholes model with an exercise price of DKK/share 53.7, a market value of one TORM A-share of DKK 49.5 (the closing price per A-share at the time of allocation and assuming 100% vesting).

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards since, as of the date each tranche vested, the Company's share price was less than the exercise price. As detailed in company announcement no. 7 issued on 18 March 2021, the CEO was granted a total of 255,200 RSUs with effect as of 01 January 2022, which will vest in equal instalments over the next three years. The exercise price for each RSU is DKK 53.5, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc’s 2020 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date

Long-term employee benefit obligations

The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units in TORM plc at a determinable price to the entity’s key personnel. The RSUs granted entitle the holder to acquire one TORM A-share.

NOTE 3 – continued

The program comprises the following number of shares in TORM plc:

Number of shares (1,000)	2021	2020	2019
Outstanding as of 1 January	2,187.5	2,228.3	2,719.1
Granted during the period	1,355.1	1,047.4	1,001.1
Exercised during the period	(409.4)	(107.7)	(529.4)
Expired during the period	(760.3)	(980.5)	(785.3)
Forfeited during the period	—	—	(177.2)
Outstanding as of 31 December	2,372.9	2,187.5	2,228.3

Exercisable as of 31 December	—	—	—

In 2019, the Board agreed to grant a total of 1,001,100 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set to DKK 49.7. The exercise period is 12 months after the vesting date. The fair value of the options granted in 2019 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as per 31 December 2019 is 1.5 years.

In 2020, the Board agreed to grant a total of 1,047,389 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set to DKK 69.9. The exercise period is 12 months after the vesting date. The fair value of the options granted in 2020 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as per 31 December 2020 is 1.5 years.

In 2021, the Board agreed to grant a total of 1,355,121 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set to DKK 53.5. The exercise period is 12 months after the vesting date. The fair value of the options granted in 2021 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as per 31 December 2021 is 1.5 years.

ACCOUNTING POLICIES

Employee benefits

Wages, salaries, social security contributions, holiday and sick leave, bonuses and other monetary and non-monetary benefits are recognized in the year in which the employees render the associated services. Please also refer to the accounting policy for share-based payment.

Pension plans

The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Share-based payments

The Group makes equity-settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares which will eventually vest. The fair value of the share schemes is calculated using the Black-Scholes model at the grant date.

NOTE 4 – REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY’S ANNUAL GENERAL MEETING

USDm	2021	2020	2019
Audit fees
Fees payable to the Company's auditor for the audit of the Company's annual accounts	0.5	0.4	0.4
Audit of the Company's subsidiaries pursuant to legislation	0.3	0.2	0.2
Total audit fees	0.8	0.6	0.6

Non-audit fees
Audit-related services	0.1	0.0	0.1
Tax services	0.1	0.1	—
Total non-audit fees	0.2	0.1	0.1

Total	1.0	0.7	0.7

Under SEC regulations, the remuneration of the auditor of USD 1.0m (2020: USD 0.7m, 2019: USD 0.7m) is required to be presented as follows: Audit USD 0.8m (2020: USD 0.6m, 2019: USD 0.6m), Audit-related USD 0.1m (2019: other audit related services USD 0.1m) and tax services USD 0.1m (2020: tax related services USD 0.1m).

EY was appointed as the Group’s auditors for the year ended 31. December 2020. Accordingly, comparative figures in the table above for the year ended 31 December 2019 is in respect of remuneration paid to the Group’s previous auditor, Deloitte.

Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

NOTE 5 – LOAN RECEIVABLES

USDm	2021	2020	2019
Loan receivables
Cost:
Balance as of 1 January	4.7	4.7	—
Additions during the year	—	—	4.7
Balance as of 31 December	4.7	4.7	4.7

Expected credit loss:
Balance as of 1 January	0.1	0.1	—
Additions during the year	—	—	0.1
Balance as of 31 December	0.1	0.1	0.1

Carrying amount as of 31 December	4.6	4.6	4.6

These loans were issued as part of sale and lease back transactions in 2019 for two MR vessels. The loans will mature in 2026 and have an interest rate applicable, fixed at 1% per annum.

Expected credit loss is recognized based on the 12-month expected credit losses.

ACCOUNTING POLICIES

Loan receivables

Loan receivables are initially recognized on the balance sheet as fair value less transaction costs. Subsequent to initial recognition, loan receivables are measured at amortized cost. Amortized cost is defined as the amount initially recognized reduced by principal repayments and allowances for the expected credit loss (ECL).

NOTE 6 – TANGIBLE FIXED ASSETS

USDm	2021	2020	2019
Land and buildings
Cost:
Balance as of 1 January	11.7	10.4	9.9
Exchange rate adjustment	(0.1)	—	—
Additions	0.1	1.3	0.5
Disposals	(0.8)	—	—
Balance as of 31 December	10.9	11.7	10.4

Depreciation:
Balance as of 1 January	4.6	2.3	—
Disposals	(0.8)	—	—
Depreciation for the year	2.3	2.3	2.3
Balance as of 31 December	6.1	4.6	2.3

Carrying amount as of 31 December	4.8	7.1	8.1

USDm	2021	2020	2019
Vessels and capitalized dry-docking
Cost:
Balance as of 1 January	2,160.1	2,064.2	1,886.3
Additions	290.3	102.5	81.3
Disposals	(40.9)	(29.8)	(25.6)
Transferred from prepayments	78.6	148.1	252.3
Transferred to assets held for sale	(44.8)	(124.9)	(130.1)
Balance as of 31 December	2,443.3	2,160.1	2,064.2

Depreciation:
Balance as of 1 January	406.2	360.6	327.6
Disposals	(40.9)	(29.8)	(25.6)
Depreciation for the year	126.2	118.4	106.5
Transferred to assets held for sale	(16.5)	(43.0)	(47.9)
Balance as of 31 December	475.0	406.2	360.6

Impairment:
Balance as of 1 January	31.4	28.8	162.1
Impairment losses on tangible fixed assets	4.6	11.1	6.0
Reversal of impairment 1)	—	—	(120.0)
Transferred to assets held for sale	(5.5)	(8.5)	(19.3)
Balance as of 31 December	30.5	31.4	28.8

Carrying amount as of 31 December	1,937.8	1,722.5	1,674.8

1)	For additional information regarding impairment considerations, please refer to Note 8.

NOTE 6 – continued

Included in the carrying amount for “Vessels and capitalized dry-docking” are capitalized dry-docking costs in the amount of USD 65.9m (2020: USD 66.1m, 2019: USD 60.7m).

Included in the carrying amount of “Vessels and capitalized drydocking” are vessels on short term time charter leases (as lessor) in the amount of USD 247.6m (2020: 201.1m, 2019: 75.9m). Please refer to Note 19 for expected redelivery of the vessels.

USDm	2021	2020	2019
Prepayments on vessels
Cost:
Balance as of 1 January	12.0	95.0	45.5
Additions	78.6	65.1	301.8
Transferred to vessels	(78.6)	(148.1)	(252.3)
Balance as of 31 December	12.0	12.0	95.0

Carrying amount as of 31 December	12.0	12.0	95.0

During the year borrowing costs of USD 0.6m (2020: 0.0m, 2019: 0.0m) have been capitalized. The capitalization rate was 3.7% (2020: 0.0%, 2019: 0.0%)

USDm	2021	2020	2019
Other plant and operating equipment
Cost:
Balance as of 1 January	7.6	8.1	6.1
Exchange rate adjustment	(0.1)	—	—
Additions	1.9	3.8	2.2
Disposals	(0.1)	(4.3)	(0.2)
Balance as of 31 December	9.3	7.6	8.1

Depreciation:
Balance as of 1 January	0.8	3.8	2.8
Exchange rate adjustment	(0.1)	—	—
Disposals	(0.1)	(4.2)	—
Depreciation for the year	2.4	1.2	1.0
Balance as of 31 December	3.0	0.8	3.8

Carrying amount as of 31 December	6.3	6.8	4.3

For information on assets provided as collateral security, please refer to Note 17. Please refer to Note 8 for information on impairment testing.

The depreciation expense related to "Other plant and operating equipment" of USD 2.4m relates to "Administrative expense" (2020: USD 1.2m, 2019: USD 1.0m). Depreciation and impairment losses on tangible fixed assets on "Vessels and capitalized dry-docking" relate to operating expenses.

NOTE 6 – continued

ACCOUNTING POLICIES

Vessels

Vessels consist of owned vessels and leased vessels. The accounting policy for leased vessels is specified under “Leases”. Owned vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction. All major components of vessels (scrubbers, etc.) except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful life, which TORM estimates to be 25 years. TORM considers that a 25-year depreciable life is appropriate and consistent with what is used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM’s business plans.

TORM also evaluates the carrying amounts to determine if events have occurred which indicate impairment and would require a modification of the carrying amounts at the reporting date. Prepayment on vessels is measured at costs incurred.

Dry-docking

Approximately every 24 and 60 months, depending on the nature of work and external requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and major maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs is reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM’s business plans. A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation thereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and past history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the vessels.

At subsequent dry-dockings, the costs comprise the actual costs incurred at the dry-docking yard. Dry-docking costs may include the cost of hiring crews to carry out replacements and repairs, the cost of parts and materials used, the cost of travel, lodging and supervision of Company personnel as well as the cost of hiring third-party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of anti-fouling and hull paint, steel repairs as well as refurbishment and replacement of other parts of the vessel.

Prepayments on vessels

Prepayments consist of prepayments related to newbuilding contracts for vessels not yet delivered and include the share of borrowing costs directly attributable to the acquisition of the underlying vessel. When a vessel is delivered, the prepaid amount is reallocated to the financial statement line “Vessels and capitalized dry-docking”.

Land and buildings and other plant and operating equipment

Land and buildings and other plant and operating equipment consist of leaseholds regarding office buildings, leasehold improvements, company cars, IT equipment and software and is measured at historical cost less accumulated depreciation and any impairment loss. Any subsequent cost is included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits are associated with the item and the cost of the item can be measured reliably. Depreciation is based on the straight-line method over the estimated useful life of the assets. The current estimates are:

●	Land and buildings

NOTE 6 – continued

●	Office buildings : Over the shorter of the remaining leasing term and the estimated useful life
●	Leasehold improvements: Over the shorter of the remaining leasing term and the estimated useful life
●	Other plant and operating equipment
●	Company cars: Over the lease term, typically 3 years
●	IT equipment: 3–5 years
●	Software: 3–5 years
●	Other equipment 3–5 years

The depreciation commences when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management. For a right-of-use asset, depreciation commences at the commencement date of the lease.

Assets held for sale

Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sales transaction rather than through continuing use. This condition is regarded as met only when the asset is available for immediate sale in its present condition subject to terms which are usual and customary for sales of such assets, and when its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets held for sale mainly refer to vessels being sold and are measured at the lower of their previous carrying amount and fair value less costs to sell. Gains are recognized on delivery to the new owners in the income statement in the item “Profit from sale of vessels”. Anticipated losses are recognized at the time when the asset is classified as held-for-sale in the item “Impairment losses on tangible and intangible assets”.

NOTE 7 – LEASING

TORM leases office buildings, some vehicles, and other administrative equipment. With the exception of short-term leases and leases of low-value assets, each lease is reflected on the balance sheet as a right-of-use asset with a corresponding lease liability. The right-of-use assets are included in the financial statement line item in which the corresponding underlying assets would be presented if they were owned. Please refer to Note 6.

As of 31 December 2021, TORM had recognized the following right-of-use assets:

		Other plant and
	Land and	operating
USDm	buildings	equipment

Cost:
Balance as of 1 January	11.7	0.6
Exchange rate adjustments	(0.1)	—
Additions	0.1	0.2
Disposals	(0.8)	(0.1)
Balance as of 31 December	10.9	0.7

Depreciation:
Balance as of 1 January	4.6	0.4
Disposals	(0.8)	(0.1)
Depreciation for the year	2.3	0.2
Balance as of 31 December	6.1	0.5

Carrying amount as of 31 December	4.8	0.2

	Vessels and		Other plant and
	capitalized dry-	Land and	operating
USDm	docking	buildings	equipment

Cost:
Balance as of 1 January 2020	42.4	10.4	0.6

Additions	—	1.3	0.0
Disposals	(42.4)	(0.0)	(0.0)
Balance as of 31 December 2020	—	11.7	0.6

Depreciation:
Balance as of 1 January 2019	15.5	2.3	0.2
Disposals	(17.1)	—	0.0
Depreciation for the year	1.6	2.3	0.2
Balance as of 31 December 2020	—	4.6	0.4

Carrying amount as of 31 December 2020	—	7.1	0.2

NOTE 7 – continued

The sale and leaseback transactions relating to vessels were all classified as financing arrangements prior to implementation of IFRS 16 and did not result in derecognition of the underlying assets as control was retained by the Group. During 2020, the vessels were disposed.

	Vessels and		Other plant and
	capitalized dry-	Land and	operating
USDm	docking	buildings	equipment

Cost:
Balance as of 1 January 2019	43.3	9.9	0.3
Additions	1.8	0.5	0.4
Disposals	(2.7)	—	(0.1)
Balance as of 31 December 2019	42.4	10.4	0.6

Depreciation:
Balance as of 1 January 2019	13.4	—	—
Disposals	(2.7)	—	—
Depreciation for the year	4.8	2.3	0.2
Balance as of 31 December 2019	15.5	2.3	0.2

Carrying amount as of 31 December 2019	26.9	8.1	0.4

The table below describes the nature of the Group’s leasing activities by type of right-of-use asset recognized on the balance sheet as of 31 December 2021:

			Other plant and
	Land and		operating
	buildings		equipment

No. of right-of-use assets leased	12		14
Range of remaining term	0-6	years	0-3	years
Average remaining lease term	1.6	years	1.4	years
No. of leases with extension options	7		13
No. of leases with options to purchase	—		—
No. of leases with termination options	7		14

Lease liabilities regarding right-of-use assets are included on the balance sheet under “Borrowings”.

USDm	2021	2020	2019
Maturity analysis - contractual undiscounted cash flow
Less than one year	2.8	2.8	7.5
One to five years	3.0	5.9	27.6
More than five years	0.1	0.1	0.1
Total undiscounted lease liabilities as of 31 December	5.9	8.8	35.2

Lease liabilities included under “Borrowings” as of 31 December	5.6	8.3	30.6

Non-current	3.7	6.2	10.2
Current	1.9	2.1	20.4

NOTE 7 – continued

Extension and termination options are included in several leases in order to optimize operational flexibility in terms of managing contracts. The lease term determined by TORM is the non-cancellable period of a lease, together with any extension/termination options if these are/are not reasonably certain to be exercised.

Lease payments not recognized as a liability

TORM has elected not to recognize a lease liability for short-term leases (leases of an expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis. The expenses relating to payments not recognized as a lease liability are insignificant.

Cash outflow for leases

The total cash outflow for leases amounts to USD 2.8m (2020: 2.3m, 2019: 2.9m).

ACCOUNTING POLICIES

TORM assesses whether a contract is or contains a lease at inception of the contract and recognizes right-of-use assets and corresponding lease liabilities at the lease commencement date, except for short-term leases and leases of low value. For these leases, TORM recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Agreements to charter in vessels and to lease land and buildings and other plant and operating equipment for which TORM substantially has the control are recognized on the balance sheet as right-of-use assets and initially measured at cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date. Subsequently the right-of-use assets are measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are depreciated and written down under the same accounting policy as the assets owned by the Company or over the lease period depending on the lease terms.

The corresponding lease obligation is recognized as a liability in the balance sheet under “Borrowings” and initially measured at the present value of the lease payments that are not paid at the commencement date, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable . Subsequently lease liabilities are measured at amortized cost using the effective interest method, where the lease liabilities are remeasured when there is a change in future lease payments.

Leases to charter out vessels are classified as operating leases as the leases are short term in nature and usually less than one year. Chartered out vessels are presented as part of Vessels and capitalized dry-docking. Please refer to Note 6. The lease income is recognized in the income statement on a straight-line basis over the lease term.

Following a sale transaction, for agreements to immediately charter-in the related vessels (sale and leaseback) but for which TORM maintains substantially all the risks and rewards incidental to economic ownership including repurchase options at lower value that the initial sales price, the proceeds received are presented as a financial liability in “Borrowings”. No gain or loss is recorded, and the asset remains recognized on the balance sheet.

NOTE 8 – IMPAIRMENT TESTING

As of 31 December 2021 and 2020, Management tested the carrying amount of its fleet for impairment within CGUs, being the Main Fleet and the two handysize vessels. Each CGU sits within a single reportable segment - the Tanker Segment - and comprises the following groups of vessels:

Main Fleet: Comprising TORM's LR1/LR2 and MR vessels, the Main Fleet is operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the Main Fleet are able to handle multiple sizes of refined oil cargoes and sail all seas and oceans, over both shorter and long distances. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. The main fleet includes the 2021 acquired MR vessels with chemical trading capability, which are operated as all other product tanker vessels.

Handysize: Comprising two product tankers with a cargo carrying capacity of 35,000-37,000 dwt, these smaller vessels are typically used in shorter and coastal trade routes, including for transportation of various clean petroleum products within Europe and in the Mediterranean.

In both years, the recoverable amount of the CGUs was based on their value in use. The results of impairment testing are summarized as follows:

							Excess values
	Impairment losses		Discount rate				(value in use over
	and (reversals)		applied		Recoverable amount		carrying amount)
	2021	2020	2021	2020	2021	2020	2021	2020
CGU	USDm	USDm	%	%	USDm	USDm	USDm	USDm
Main Fleet	—	—	6.7	7.0	2,276	1,747	269	8
Handysize	—	5.5	6.7	7.0	26	27	0	0
Total	—	5.5	—	—	2,302	1,774	269	8

Based on this review, Management concluded that as of 31 December 2021

●	Assets within the Main Fleet were not impaired as the value in use was higher than the carrying amount
●	The two handysize vessels were not impaired as the value in use was in line with the carrying amount on a vessel-by-vessel basis

Impairments recognized during 2021 of USD 4.6m (2020: USD 5.6m) as set out in Note 6 relate to the disposal of individual vessels during the year.

The impairment test is sensitive to reasonably possible changes in key assumptions. These sensitivities are set out on the next page.

KEY ASSUMPTIONS USED IN THE DETERMINATION OF VALUE IN USE

The assessment of the value in use of each CGU was based on the net present value of the expected future cash flows. The freight rate estimates in the period 2022-2024 are based on TORM’s business plans. Beyond 2024, the freight rates are based on TORM’s 10-year historical average rates, adjusted for expected inflation of 2% in line with US Federal Reserve and ECB target over the medium term. TORM believes that the approach used for long-term rates appropriately reflects the cyclical nature of the shipping industry and is the most reliable estimate for periods beyond those included in its three-year business plan.

TORM's business plans for 2022-2024 and beyond also include the anticipated benefit arising from the installation of scrubbers on certain of the Group's vessels (the "scrubber premium"), based on current market differentials between the cost of heavy and low sulphur fuel oil.

As part of determining fair value, the impact from climate changes and the climate agenda on the global oil demand, emission regulations and operating expenses, etc., have been considered with focus on the short to medium term implications and our commitment to reduce CO2 emissions by 40% by 2025 and 45% by 2030. However, no adverse impact from climate changes have

NOTE 8 – continued

been anticipated in impairment testing our current fleet. We continue to monitor the development closely and are working on more specific plans for our ambition to have zero CO2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

The discount rate used in the value in use calculation is based on a Weighted Average Cost of Capital (WACC) of 6.7% as of 31 December 2021 (2020: 7.0%, 2019: 7.5%). WACC is calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure are the key parameters.

As of 31 December 2021, the 10-year historical average spot freight rates used in the value in use calculation are as follows:

●	LR2: USD/day 19,111 (2020: USD/day 18,884, 2019: USD/day 17,986)
●	LR1: USD/day 17,856 (2020: USD/day 17,443, 2019: USD/day 17,060)
●	MR: USD/day 16,044 (2020: USD/day 16,076, 2019: USD/day 15,802)
●	Handysize: USD/day 13,208 (2020: USD/day 13,435, 2019: USD/day 13,601)

Operating expenses and administrative expenses are estimated based on TORM's business plans for the period 2022-2024. Beyond 2024, operating expenses are adjusted for 2% inflation (2020: 2%) and administrative expenses are adjusted for 2% inflation (2020: 2%) in line with US Federal Reserve and ECB target over the medium term.

The product tankers are expected to generate normal income for 25 years from delivery from the shipyard. Given the current age profile of the tanker fleet, the average remaining life would be approximately 14 years (2020: approximately 15 years). The estimated residual value of the vessels is based on TORM’s green recycling policy.

The impairment test is sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These are related to the future development in freight rates, the WACC applied as discounting factor in the calculations, and the development in operating expenses. All other things being equal, the sensitivities to the value in use have been assessed as follows:

●	An increase/decrease in the tanker freight rates of USD/day 1,000 would result in an increase/decrease in the value in use of USD 285m and USD 6m for the Main Fleet and the two handysize vessels, respectively
●	An increase/decrease in WACC of 1.0% would result in an increase/decrease in the value in use of approx. USD 148-167m and USD 2m for the Main Fleet and the two handysize vessels, respectively
●	An increase/decrease in operating expenses of 10.0% would result in a decrease/increase in the value in use of USD 201m and USD 4m for the Main Fleet and the two handysize vessels, respectively

As outlined above, the impairment test has been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current set-up.

The fair value based on broker values for vessels in the Main Fleet including the order book and chartered-in vessels was USD 1,892m (2020: USD 1,577m), which is USD 72m below the carrying amount (2020: which was USD 245m below the carrying amount). The fair value based on broker values for the Handy vessels was 21m (2020: USD 22m), which is USD 3m below the carrying amount (2020: which was USD 10m below the carrying amount).

ACCOUNTING POLICIES

Impairment of assets

Non-current assets are reviewed at the reporting date to determine any indication of impairment including a significant decline in either the assets’ market value, increase to market rates of return or in the cash flows expected to be generated by the fleet. If impairment indicator(s) exists, an impairment test on a cash-generating unit (CGU) level will be performed. A cash-generating unit is determined as the smallest group of assets that generates independent cash inflows. An asset/CGU is impaired if the recoverable amount is below the carrying amount.

NOTE 8 – continued

The recoverable amount of the CGU is estimated as the higher of fair value less costs of disposal and value in use. The value in use is the present value of the future cash flows expected to be derived from a cash generating unit (CGU), utilizing a pre-tax discount rate that reflects current market estimates of the time value of money and the risks specific to the unit for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount of the cash generating unit, the carrying amount is reduced to the recoverable amount.

The impairment loss is recognized immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, had no impairment loss been recognized in prior years.

The Management in TORM has assessed that TORM has three CGUs, being the Main Fleet and the two handysize vessels.

For the purpose of assessing impairment, assets and time charter and bareboat contracts are grouped at the lowest levels at which impairment is monitored for internal management purposes.

NOTE 9 – NON-CURRENT ASSETS

The Company’s non-current assets are domiciled in the following countries:

USDm	2021	2020

UK	4.7	4.7
Denmark	1,442.9	1,199.9
Singapore	516.7	546.3
Other	2.7	3.7
Not allocated	0.7	0.4
Non-current assets	1,967.7	1,755.0

NOTE 10 – FINANCIAL ITEMS

USDm	2021	2020	2019
Financial income
Interest income from cash and cash equivalents, including restricted cash 1)	0.2	0.5	2.5
Exchange rate adjustments, including gain from forward exchange rate contracts	—	—	0.3
Total	0.2	0.5	2.8

Financial expenses
Interest expenses on borrowings 1)	40.0	45.6	36.9
Financial expenses arising from lease liabilities regarding right-of-use assets	0.3	1.5	2.4
Exchange rate adjustments, including loss from forward exchange rate contracts	0.5	1.0	0.2
Commitment fee	1.1	1.5	1.9
Amortization of interest rate swaps	1.4	—	—
Ineffectiveness on interest rate swaps	(1.2)	—	—
Other financial expenses	0.3	0.3	0.5
Total	42.4	49.9	41.9

Total financial items	(42.2)	(49.4)	(39.1)

¹⁾    Interest for financial assets and liabilities not at fair value through profit and loss.

NOTE 10 – continued

ACCOUNTING POLICIES

Financial income

Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received and other financial income. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses

Financial expenses comprise interest expenses, financing costs of leases liabilities, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities and other financial expenses including payments under interest rate hedge instruments. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate.

NOTE 11 – FREIGHT RECEIVABLES

USDm	2021	2020	2019
Analysis as of 31 December of freight receivables:
Gross freight receivables:
Not due	43.4	17.9	39.8
Due < 30 days	17.9	10.8	22.5
Due between 30 and 180 days	23.2	23.7	25.3
Due > 180 days	2.6	12.0	6.0
Total gross	87.1	64.4	93.6
Allowance for expected credit loss	3.1	5.8	3.7
Total net	84.0	58.6	89.9

Management makes allowance for expected credit loss based on the simplified approach to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables. Expected credit loss for receivables overdue more than 180 days is 25%-100%, depending on the category of the receivable. Expected credit loss for receivables overdue more than one year is 100%.

Movements in provisions for impairment of freight receivables during the year are as follows:

USDm	2021	2020	2019
Allowance for expected credit loss
Balance as of 1 January	5.8	3.7	1.7
Adjustment to prior years	—	—	1.5
Provisions for the year	0.7	3.1	2.4
Provisions reversed during the year	(3.4)	(1.0)	(1.9)
Balance as of 31 December	3.1	5.8	3.7

Allowance for expected credit loss of freight receivables has been recognized in the income statement under "Port expenses, bunkers and commissions".

Allowance for expected credit loss of freight receivables is calculated using an ageing factor as well as specific customer knowledge and is based on a provision matrix on days past due.

NOTE 11 – continued

All allowance for expected credit loss relates to receivables due > 180 days.

ACCOUNTING POLICIES

Receivables

Outstanding freight receivables and other receivables which are expected to be realized within 12 months from the balance sheet date are classified as “Freight receivables” or “Other receivables” and presented as current assets.

Receivables are at initial recognition measured at their transaction price less allowance for expected credit losses over the lifetime of the receivable and are subsequently measured at amortized cost adjusted for changes in expected credit losses. Derivative financial instruments included in other receivables are measured at fair value.

Expected credit losses

Expected credit losses at initial recognition are determined using an ageing factor as well as a specific customer knowledge, such as customers’ ability to pay, considering historical information about payment patterns, credit risks, customer concentrations, customer creditworthiness as well as prevailing economic conditions. The estimates are updated subsequently, and if the debtor’s ability to pay is becoming doubtful, expected credit losses are calculated on an individual basis. When there are no reasonable expectations of recovering the carrying amount , the receivable is written off in part or entirely.

NOTE 12 – OTHER RECEIVABLES

USDm	2021	2020	2019
Partners and commercial managements	—	—	1.9
Derivative financial instruments	8.3	4.5	0.5
Escrow accounts	27.4	14.9	—
Other	4.3	5.5	3.8
Balance as of 31 December	40.0	24.9	6.2

No significant other receivables are past due or credit impaired.

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to Note 22 for further information on fair value hierarchies.

NOTE 13 – TAX

USDm	2021	2020	2019
Tax for the year
Current tax for the year	0.6	0.4	0.9
Adjustments related to previous years	(0.1)	0.1	(0.4)
Adjustment of deferred tax	(0.1)	—	—
Income tax charge for the year	0.4	0.5	0.5
Tonnage tax charge for the year	0.9	0.9	0.3
Total	1.3	1.4	0.8

The majority of the Group’s taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. As such, the Group has elected to participate in the Danish tonnage tax scheme; the participation is binding until 31 December 2024.

The Group expects to participate in the tonnage tax scheme after the binding period and, as a minimum, to maintain an investing and activity level equivalent to that at the time of entering the tonnage tax scheme.

Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation, and accordingly, an effective rate reconciliation has not been provided, as it would not provide any meaningful information. Instead, the taxable income is calculated from:

●	The net tonnage of the vessels used to generate the income from shipping activities
●	A rate applicable to the specific net tonnage of the vessel based on a sliding scale

Corporate income tax is primarily levied on the Group’s non-vessel related activities outside Denmark. The effective tax rate of the Group is 3.3% (2020: 1.6%, 2019: 0.5%). No deferred tax is recognized related to assets and liabilities, including vessels, which are subject to tonnage taxation. Deferred tax in relation to entities outside the tonnage tax regime amounts to USD 0.7m.

USDm	2021	2020	2019
Non-current tax liability related to held over gains
Balance as of 31 December	45.2	44.9	44.9

The non-current tax liability related to held over gains is the undiscounted income tax payable calculated on the realized gain on sale of vessels which came from corporate income taxation into the Danish tonnage tax scheme upon initial application in 2001 (the held over gain reflected in the transition account under the Danish tonnage tax scheme). This tax liability will become payable, in part or in full, if the Danish owned fleet of vessels is significantly or fully disposed of, or if operated to end of useful life and sold for scrap.

If TORM discontinues its participation in the Danish tonnage tax scheme, a deferred tax liability would arise in relation to the vessels held by the Group and taken out of the tonnage tax scheme. Management considers this to be a remote scenario.

Accounting policies

Tax

Tax expenses comprise the expected income tax charge for the year in accordance with IAS 12 as well as tonnage tax related to the Group’s vessels for the year. The income tax charge for the year includes adjustments relating to previous years and the change in deferred tax for the year. However, income tax relating to items in other comprehensive income is recognized directly in the statement of other comprehensive income.

NOTE 13 – continued

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax is calculated at the income tax rates which are expected to apply in the period when the liability is settled or the asset is realized, based on the laws which have been enacted or substantially enacted at the balance sheet date. The deferred tax is charged through the income statement except when it relates to other comprehensive income items. No deferred tax is recognized related to assets and liabilities, including vessels, which are subject to tonnage tax.

Income tax balances

The expected income tax payable on the taxable profits for the year is classified as current tax in the balance sheet. Income taxes expected to fall due after more than one year are classified as non-current liabilities or assets in the balance sheet. Income tax is measured using tax rates enacted or substantially enacted at the balance sheet date and includes any adjustment to tax payable in respect of previous years. Current and non-current income tax balances are not discounted.

NOTE 14 – COMMON SHARES AND TREASURY SHARES

Common shares		2021	2020	2019
	Nominal
	value per	Number of	Number of	Number of
	share (USD)	shares	shares	shares
A-shares	0.01	81,233,269	74,855,929	74,748,248
B-shares	0.01	1	1	1
C-shares	0.01	1	1	1
Total		81,233,271	74,855,931	74,748,250

During the year, the share capital was increased by 6,377,340 A-shares with a nominal value of USD 64k. The total amount including share premium amounted to USD 57.9m. USD 55.0m was a non-cash increase in conjunction with the acquisition of the eight Team Tanker vessels, and USD 2.9m was contributed in cash in connection with exercise of Restricted Share Units.

The A-shares are listed on Nasdaq in Copenhagen and Nasdaq in New York and are publicly available for trading. Each A-share carries one vote at the Annual General Meeting and gives the shareholders right to dividends, liquidation proceeds, or other distributions. The A-shares carry no other rights or obligations.

The B-share has one vote at the Annual General Meeting, has no pre-emption rights in relation to any issue of new shares of other classes, and carries no right to receive dividends, liquidation proceeds, or other distributions from TORM. The holder of the B-share has the right to elect one member to the Board of Directors (being the Deputy Chairman), up to three alternates as well as one Board Observer. The B-share cannot be transferred or pledged, except for a transfer to a replacement trustee.

The C-share represents 350,000,000 votes at the Annual General Meeting in respect of certain Specified Matters, including election of members to the Board of Directors (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The C-share has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds or other distributions from TORM. The C-share cannot be transferred or pledged, except to an affiliate of Njord Luxco.

The B-share and the C-share are redeemable by TORM in the event that (i) TORM has received written notification from Njord Luxco (or its affiliates) that Njord Luxco and its affiliates (as defined in the Articles of Association) hold less than 1/3 in aggregate of TORM’s issued and outstanding shares, (ii) five business days have elapsed from the Board of Directors’ receipt of such written notice either without any Board member disputing such notice or with at least 2/3 of the Board members confirming such notice, and (iii) both of the B-share and the C-share are redeemed at the same time.

NOTE 14 – continued

Restricted Share Units

Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to Note 3.

Treasury shares	2021	2020	2019
Number of shares (‘000)
Balance as of 1 January	493.4	312.9	312.9
Additions	—	180.5	—
Cancellations	—	—	—
Disposals	—	—	—
Balance as of 31 December	493.4	493.4	312.9

	2021	2020	2019
Nominal value USD ‘000
Balance as of 1 January	4.9	3.1	3.1
Additions	—	1.8	—
Cancellations	—	—	—
Disposals	—	—	—
Balance as of 31 December	4.9	4.9	3.1

Treasury shares - continued	2021	2020	2019
Percentage of share capital
Balance as of 1 January	0.7%	0.4%	0.4%
Additions	—	0.2%	—
Cancellations	—	—	—
Disposals	—	—	—
Dilution, due to capital increases	(0.1)%	0.1%	0.0%
Balance as of 31 December	0.6%	0.7%	0.4%

The total consideration during the year for the treasury shares was USD 0.0m (2020: USD 1.4m, 2019: USD 0.0m). As of 31 December 2021, the Company's holding of treasury shares represented 493,371 shares (2020: 493,371 shares, 2019: 312,871 shares) of USD 0.01 each at a total nominal value of USD 0.0m (2020: USD 0.0m, 2019: USD 0.0m) and a market value of USD 3.9m (2020: USD 3.7m, 2019: USD 3.5m).

NOTE 15 – OTHER LIABILITIES

USDm	2021	2020
Accrued operating expenses	11.8	14.3
Accrued interest	2.3	3.1
Wages and social expenses	15.1	16.4
Derivative financial instruments	11.3	24.7
Other	3.2	0.9
Balance as of 31 December	43.7	59.4

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the payable. Please refer to Note 22 for further information on fair value hierarchies.

ACCOUNTING POLICIES

Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

NOTE 16 - EFFECTIVE INTEREST RATE, OUTSTANDING BORROWINGS

As of 31 December 2021, USD 45m had been drawn on the USD 45m Working Capital Term Facility and USD 38.0m is undrawn on the BoComm Facility.

		2021			2020			2019
	Fixed/		Effective	Carrying		Effective	Carrying		Effective	Carrying
USDm	floating	Maturity	interest 1)	value 2)	Maturity	interest 1)	value 2)	Maturity	interest 1)	value 2)
BORROWINGS
DSF Facility 1 (USD)	Floating	—	—	—	—	—	—	2021	4.7%	50.0
TFA Facility 1 (USD)	Floating	—	—	—	—	—	—	2021	5.1%	237.3
DSF Facility 2 (USD)	Floating	—	—	—	—	—	—	2021	4.7%	48.2
DSF Facility 3 (USD)	Floating	—	—	—	—	—	—	2022	4.7%	21.8
TFA Facility 2 (USD)	Floating	—	—	—	—	—	—	2022	5.1%	75.2
ING (USD)	Floating	—	—	—	—	—	—	2024	4.1%	35.5
ABN AMRO (USD)	Floating	—	—	—	—	—	—	2024	4.2%	21.1
DSF Facility 4 (USD)	Floating	—	—	—	—	—	—	2026	4.4%	86.5
CEXIM (USD)	Floating	2030	4.0%	44.9	2030	3.2%	96.4	2030	4.4%	104.0
Term Facility	Floating	2026	3.8%	279.4	2026	3.0%	299.1	—	—	—
DSF Facility	Floating	2027	3.6%	221.9	2027	2.9%	150.3	—	—	—
HCOB Facility	Floating	2025	5.1%	85.3	2025	4.3%	81.2	—	—	—
HCOB Facility 2	Floating	2026	4.5%	25.4	2025	3.9%	33.3	—	—	—
KFW Facility	Floating	2032	4.1%	40.9	2032	3.3%	44.0	—	—	—
BoComm 1 (USD) 4)	Floating	2025	4.9%	51.7	2025	4.1%	57.8	2025	5.5%	63.9
BoComm 2 (USD) 4)	Floating	2031	4.9%	37.8	—	—	—	—	—	—
BoComm scrubber (USD)⁴⁾	Floating	2024	5.0%	7.5	—	—	—	—	—	—
BoComm 3 (USD) 4)	Floating	2029	4.9%	99.5	—	—	—	—	—	—
CDBL 4)	Fixed	2029	5.8%	150.8	—	—	—	—	—	—
Springliner (USD) 4)	Fixed	2026	4.8%	33.4	2026	4.8%	36.0	2026	5.5%	60.3
Eifuku (USD) 4)	Floating	2026	4.3%	22.4	2026	3.9%	24.1	2026	5.3%	25.7
Showa (USD) 4)	Floating	2024	4.1%	20.9	2024	3.3%	23.0	2024	5.1%	25.2
Sale and leaseback transaction prepayment	N/A	2022	—	21.0	—	—	—	—	—	—
Weighted average effective interest rate			4.4%			3.4%			4.9%
Carrying value				1,142.8			845.2			854.7

Hereof non-current 3)				933.6			742.6			756.0
Hereof current 3)				209.2			102.6			98.7

¹⁾    Effective interest rate includes deferred and amortized bank fees.

²⁾    Because of the floating interest rate, the carrying value of the Group's borrowings is approximately equal to the fair value. The carrying value is excluding capitalized bank fees of USD 13.0m (2020: USD 10.9m, 2019: USD 8.0m) recognized in the balance sheet as well as lease liabilities of USD 5.6m (2020: USD 8.3m, 2019: USD 6.8m) regarding right-of-use assets recognized under Land and buildings and Other plant and equipment.

³⁾    Split between current and non-current is based on terms in effect on 31 December, without consideration to the refinancing taking place in 2020.

⁴⁾    Lease debt recognised under sale-and-leaseback arrangement with repurchase options

Please refer to Note 2 for further information on the Company’s liquidity and capital resources and Notes 21 and 22 for further information on interest rate swaps and financial risks.

NOTE 16 – continued

The following table summarizes the reconciliation of liabilities arising from financing activities:

		Cash		Non-cash
	Opening				End balance
	balance as				as of
	of 1 January				31 December
USDm	2021	Bor-rowings	Repay-ments	Other chan-ges	2021
Borrowings	842.4	548.8	(253.4)	(2.4)	1,135.4
Total	842.4	548.8	(253.4)	(2.4)	1,135.4

		Cash		Non-cash
	Opening				End balance
	balance as				as of
	of 1 January				31 December
USDm	2020	Bor-rowings	Repay-ments	Other chan-ges	2020
Borrowings	855.4	734.3	(746.5)	(0.8)	842.4
Total	855.4	734.3	(746.5)	(0.8)	842.4

ACCOUNTING POLICIES

Borrowings consist of mortgage debt, bank loans, and lease liabilities.

Borrowings are initially measured at fair value less transaction costs. Mortgage debt and bank loans are subsequently measured at amortized cost. This means that the difference between the net proceeds at the time of borrowing and the nominal amount of the loan is recognized in the income statement as a financial expense over the term of the loan applying the effective interest method.

When terms of existing financial liabilities are renegotiated, or other changes regarding the effective interest rate occur, TORM performs a test to evaluate whether the new terms are substantially different from the original terms. If the new terms are substantially different from the original terms, TORM accounts for the change as an extinguishment of the original financial liability and the recognition of a new financial liability.

NOTE 17 – COLLATERAL SECURITY FOR BORROWINGS

The total carrying amount for vessels which have been provided as security amounts to USD 1,928m as of 31 December 2021 (2020: USD 1,711m), including transferred ownership under sale and leaseback arrangements, where the vessels are not derecognized and where vessels are provided as security for lease debt.

Please refer to Note 1 for further information.

NOTE 18 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The guarantee commitments of the Group are less than USD 0.1m (2020: USD 0.1m) and relate to guarantee commitments to Danish Shipping Finance.

The Group is involved in certain other legal proceedings and disputes. It is Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations, and cash flows.

NOTE 19 – CONTRACTUAL RIGHTS AND OBLIGATIONS

TORM has various contractual obligations and commercial commitments to make future payments including lease obligations, purchase commitments, interest payments and repayment of mortgage debt and bank loans.

The following table summarizes the Group’s contractual obligations as of 31 December 2021.

USDm	2022	2023	2024	2025	2026	Thereafter	Total
Borrowings 1) 2)	211.7	129.9	139.3	134.2	181.4	351.9	1,148.4
Interest payments related to scheduled interest fixing	43.4	38.6	33.0	25.4	17.8	35.3	193.5
Estimated variable interest payments 3)	(0.3)	(0.8)	(0.7)	(0.1)	0.2	2.8	1.1
Newbuilding instalments 4)	39.9	—	—	—	—	—	39.9
Committed scrubber installations	8.1	0.5	—	—	—	—	8.6
Trade payables and other obligations	62.5	—	—	—	—	—	62.5
Total	365.3	168.2	171.6	159.5	199.4	390.0	1,454.0

The following table summarizes the Group's contractual obligations as of 31 December 2020.

USDm	2021	2022	2023	2024	2025	Thereafter	Total
Borrowings 2)	101.8	101.9	102.1	114.4	106.9	315.3	842.4
Interest payments related to scheduled interest fixing	32.3	25.3	21.1	17.6	12.4	12.4	121.1
Estimated variable interest payments 3)	0.2	0.4	0.6	0.9	1.4	6.1	9.6
Newbuilding instalments 4)	62.5	38.1	—	—	—	—	100.6
Committed scrubber installations	4.9	—	—	—	—	—	4.9
Trade payables and other obligations	42.7	—	—	—	—	—	42.7
Total	244.4	165.7	123.8	132.9	120.7	333.8	1,121.3

¹⁾    The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 13.0m (2020: USD 10.9m), which are amortized over the term of the loans. Borrowing costs capitalized during the year amount to USD 5.8m (2020: USD 7.5m).

²⁾     The contractual obligations relating to lease liabilities arising from land and buildings and other plant and operating equipment amount to USD 5.9m (2020: USD 8.3m).

³⁾     Variable interest payments are estimated based on the forward rates for each interest period including hedging instruments.

⁴⁾    As of 31 December 2021, TORM had one contracted newbuilding to be delivered during 2022 (2020: two). Commitments regarding newbuilding instalments are in excess of the prepayments included in note 6.

TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter.

The following table summarizes the Group's contractual rights as of 31 December 2021.

USDm	2022	2023	2024	2025	2026	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels 5)	15.8	—	—	—	—	—	15.8
Total	15.8	—	—	—	—	—	15.8

The following table summarizes the Group's contractual rights as of 31 December 2020.

USDm	2021	2022	2023	2024	2025	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels 5)	29.8	2.3	—	—	—	—	32.1
Total	29.8	2.3	—	—	—	—	32.1

⁵⁾    Charter hire income for vessels on time charter is recognized under "Revenue". During the year, revenue from time charter amounted to USD 52.5m (2020: 33.8m). The average period until redelivery of the vessels for the period ended 31 December 2021 0.3 year (2020: 1.0 year).

NOTE 20 – DERIVATIVE FINANCIAL INSTRUMENTS

Please refer to Note 22 for further information on fair value hierarchies.

USDm	2021	2020
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements - fair value through profit and loss	0.4	(3.2)
Bunker swaps - fair value through profit and loss	0.2	3.7
Bunker swaps - hedge accounting	0.1	0.8

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts - hedge accounting	(1.6)	2.0
Interest rate swaps - hedge accounting	(2.2)	(23.5)
Fair value of derivatives as of 31 December	(3.1)	(20.2)

Derivative financial instruments are presented as below on the balance sheet:

	Financial	Financial
USDm	assets	liabilities
2021
Offsetting financial assets and financial liabilities:
Gross amount	7.7	(10.8)
Offsetting amount	—	—
Net amount presented in the statement of financial position	7.7	(10.8)

	Financial	Financial
USDm	assets	liabilities
2020
Offsetting financial assets and financial liabilities:
Gross amount	9.9	(30.1)
Offsetting amount	(5.4)	5.4
Net amount presented in the statement of financial position	4.5	(24.7)

Derivative financial instruments assets are set off with derivative financial instruments liabilities where the counterparty is identical.

Hedging of risks with derivative financial instruments are made with a ratio of 1:1. Sources of ineffectiveness are mainly derived from differences in timing and credit risk adjustments. Any ineffective portions of the cash flow hedges are recognized in the income statement as financial items. Value adjustments of the effective part of cash flow hedges are recognized directly in comprehensive income. Gains and losses on cash flow hedges are transferred upon realization from the equity hedging reserve into the income statement.

At year-end 2021 and 2020, TORM held the following derivative financial instruments designated as hedge accounting:

Hedge accounting			Expected maturity
	Notional
2021	value	Unit	2022	2023	After 2023
Forward exchange contracts (USD/DKK) ¹⁾	274.0	DKKm	274.0	—	—
Interest rate swaps ²⁾	768.7	USDm	130.9	136.9	500.9
Bunker swaps ³⁾	9,920	MT	9,920	—	—

¹⁾    The average hedge of USD/DKK currency was 6.3.

²⁾    The average interest rate was 1.38 plus margin.

NOTE 20 - Continued

²⁾    The average price of the hedging instruments was USD 642.4.

Hedge accounting			Expected maturity
	Notional
2020	value	Unit	2021	2022	After 2022
Forward exchange contracts (USD/DKK) ¹⁾	231.5	DKKm	231.5	—	—
Interest rate swaps ²⁾	757.5	USDm	318.0	84.0	355.5
Bunker swaps 3)	19,783	MT	19,783	—	—

¹⁾    The average hedge of USD/DKK currency was 6.4.

²⁾    The average interest rate was 2.11% plus margin.

²⁾    The average price of the hedging instruments was USD 326.9.

Interest rate swaps with a fair value of USD 2.2m (net loss) applying the USD LIBOR settings are designated as hedge accounting relationships to fix a part of TORM’s interest payments during the period 2022-2027 with a notional value of USD 768.7m (2020: USD 757.5m, 2019: USD 597.8m).

The derivatives are not under central clearing but are settled on a bilateral basis with the counterparties. All contracts are settled in a net amount per counterparty, and therefore the net value per counterparty is presented in the financial statement.

Cash collateral of USD 3.7m (2020: USD 43.8m) has been provided as security for the agreements relating to derivative financial instruments, which does not meet the offsetting criteria in IAS 32, but which can be offset against the net amount of the derivative asset and derivative liability in case of default and insolvency or bankruptcy in accordance with associated collateral arrangements.

TORM did not enter into any enforceable netting arrangements.

Further details on derivative financial instruments are provided in Note 21 and Note 22.

Forward freight agreements (FFAs) of USD 0.4m (net gain) have been recognized in the income statement in 2021 (2020: USD 1.9m, 2019: USD 0.4m). FFAs are used to mitigate fluctuations in the freight rates of vessels with a duration of 0–24 months. The FFAs are not designated for hedge accounting.

Bunker swap agreements of USD 12.0m (net gain) have been recognized in the income statement in 2021 (2020: USD 2.9m, 2019: USD -0.1m). Bunker swaps with a duration similar to the period hedged are used to reduce the exposure to fluctuations in bunker prices for fixed voyages. Bunker swap agreements are designated as hedge accounting when appropriate.

Forward exchange contracts with a fair value of USD 1.6m (net loss) are designated as hedge accounting relationships to hedge a part of TORM’s payments in 2022 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 274.0m (2020: DKK 231.5m, 2019: DKK 222.5m).

NOTE 20 - Continued

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2021, 2020 and 2019.

						Other
						comprehensive
	Income statement					income		Equity
		Port expenses,				Transfer to		Hedging reserves
		bunkers and		Operating	Administrative	income	Fair value	as of 31
USDm	Revenue	commissions	Financial items	expenses	expenses	statement	adjustment	December
2021
Forward freight agreements	—	0.4	—	—	—	—	—	—
Bunker swaps	—	12.0	—	—	—	(2.8)	2.1	0.1
Forward exchange contracts	—	—	—	0.1	0.1	(0.2)	(3.4)	(1.6)
Interest rate swaps	—	—	(10.8)	—	—	11.7	9.8	(2.1)
Total	—	12.4	(10.8)	0.1	0.1	8.7	8.5	(3.6)

2020
Forward freight agreements	1.9	—	—	—	—	—	—	—
Bunker swaps	—	2.9	—	—	—	1.2	(0.1)	0.8
Forward exchange contracts	—	—	—	(0.1)	0.1	—	2.4	2.0
Interest rate swaps	—	—	(5.7)	—	—	5.7	(18.1)	(23.5)
Total	1.9	2.9	(5.7)	(0.1)	0.1	6.9	(15.8)	(20.7)

2019
Forward freight agreements	0.4	—	—	—	—	(0.5)	—	—
Bunker swaps	—	(0.1)	—	—	—	0.4	0.5	(0.3)
Forward exchange contracts	—	—	—	(2.0)	(1.5)	3.5	(2.1)	(0.4)
Interest rate swaps	—	—	2.1	—	—	(2.1)	(11.8)	(11.1)
Total	0.4	(0.1)	2.1	(2.0)	(1.5)	1.3	(13.4)	(11.8)

The hedging reserves as of 31 December of the derivatives used for cash flow hedge is equal to the entire fair value of the hedge instruments as no ineffectiveness has been identified and the reserve includes open hedge instruments, only.

Please refer to note 21 for further information on commercial and financial risks.

ACCOUNTING POLICIES

Derivative financial instruments and hedge accounting

Derivative financial instruments, primarily forward currency exchange contracts, forward freight agreements, interest rate hedges and forward contracts regarding bunker purchases are entered into to eliminate risks relating to future fluctuations in prices and interest rates, etc. on future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges when appropriate as described below for each type of derivative.

NOTE 20 - Continued

Changes in the fair value of derivative financial instruments designated as cash flow hedges and deemed to be effective are recognized directly in “Other comprehensive income”. When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in “Other comprehensive income” is transferred to the income statement and included in the same line as the hedged transaction. However, when the hedged transaction results in the recognition of a fixed asset, the gains and losses previously accumulated in “Other comprehensive income” are transferred from “Other comprehensive income” and included in the initial measurement of the cost of the fixed asset. Changes in the fair value of a portion of a hedge deemed to be ineffective are recognized in the income statement.

Changes in the fair value of derivative financial instruments not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company’s risk management policy, certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under “Financial income” or “Financial expenses” for interest rate swaps with cap features, under “Revenue” for forward freight agreements and under “Port expenses, bunkers and commissions” for forward bunker contracts.

NOTE 21 – RISKS ASSOCIATED WITH TORM’S ACTIVITIES

TORM’s overall risk tolerance and inherited exposure to risks is divided into four main categories:

●	Long-term strategic risks
●	Industry and market-related risks
●	Operational and compliance risks
●	Financial risks

The risks described below under each of the four categories are considered to be among the most significant risks for TORM within each category.

LONG-TERM STRATEGIC RISKS

Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks and develop the necessary capabilities to exploit opportunities created by the same risks.

INDUSTRY AND MARKET-RELATED RISKS

Industry and market-related risk factors relate to changes in the markets and in the political, economic, and physical environment which Management cannot control such as freight rates and vessel and bunker prices.

Freight rate fluctuations

TORM's income is primarily generated from voyages carried out by its fleet of vessels. As such, TORM is exposed to the considerable volatility which characterizes freight rates for such voyages.

It is TORM's strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings have historically been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different routes may vary substantially. However, TORM aims to reduce the sensitivity to the volatility of such specific freight rates by actively seeking the optimal geographical positioning of the fleet and by optimizing the services offered to customers. Please refer to Note 8 for details on impairment testing.

NOTE 21 – continued

Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months. In addition, TORM uses derivative financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months forward, based on market expectations and in accordance with TORM's risk management policies.

During 2021, 31.5% (2020: 14.4%; 2019: 9.5%) of earning days equal to 27,614 deriving from the Company’s tankers were hedged in this way. Physical time charter contracts accounted for 35.7% (2020: 41.9%; 2019:59.3%) of overall hedging. In 2021, the Company sold FFAs with a notional contract value of USD 44.2m (2020:USD 165.0m; 2019: USD34.9m) and bought FFAs with a notional contract value of USD 110.3m (2020: USD 52.7m; 2019: USD 22.5m). The total notional contract volume sold in 2021 was 2,410,000 metric tons (2020: 8,799,000 metric tons; 2019: 1,585,190 metric tons), and the total notional volume bought was 5,962,000 metric tons (2020: 2,714,000 metric tons; 2019: 1,295,000 metric tons). At the end of 2021, the coverage of available earning days for 2022 was 9.9% through time charters, current spot voyages, cargo contracts and FFAs (2020: 28.1%; 2019: 8.6)%. No FFA had maturity beyond 2022.

FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties and other internal control procedures.

All things being equal and to the extent the Company’s vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following changes in profit before tax based on the expected number of earning days for the coming financial year:

Sensitivity to changes in freight rates

USDm	2022	2021	2020
Decrease in freight rates of USD/day 1,000:
Changes in profit/loss before tax for the following year	(27.2)	(18.8)	(25.4)
Changes in equity for the following year	(27.2)	(18.8)	(25.4)

Sales and purchase price fluctuations

As an owner of vessels, TORM is exposed to risk associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of 31 December 2021, the carrying value of the fleet was USD 1,937.8m (2020: USD 1,722.5m; 2019: USD 1,674.8m). Based on broker valuations, TORM’s fleet excluding undelivered newbuildings had a market value of USD 1,869.5m as of 31 December 2021 (2020: USD 1,475.8m; 2019: USD 1,632.6m).

Bunker price fluctuations

The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 56.4% (2020: 62.3%; 2019: 61.1%) of the total voyage costs in 2021 and is by far the biggest single cost related to a voyage.

TORM is exposed to fluctuations in bunker prices which are not reflected in the freight rates achieved by TORM. To reduce this exposure, TORM hedges part of its bunker requirements with oil derivatives in its entirety for all risks.

Bunker trade is subject to specific risk policies and guidelines approved by the Risk Committee including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

In 2021, 42.1% (2020: 14.6%; 2019: 6.5%) of TORM’s bunker purchase was hedged through bunker hedging contracts. At the end of 2021, TORM had covered 4.1% equal to 17,270 metric tons (2020: 15.6%; 2019: 2.6%) of its bunker requirements for 2022 using hedging instruments at an average price of USD 531. No bunker derivatives had maturity beyond 2022. Total bunker exposure is estimated to be approximately 426,261 metric tons.

NOTE 21 – continued

All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following changes in expenditure based on the expected bunker consumption in the spot market:

Sensitivity to changes in the bunker price

USDm	2022	2021	2020
Increase in the bunker prices of 10% per ton:
Changes in profit/loss before tax for the following year	(22.6)	(22.0)	(19.8)
Changes in equity for the following year	(22.6)	(22.0)	(19.8)

OPERATIONAL AND COMPLIANCE RISKS

Operational risks are risks associated with the ongoing operations of the business and include risks such as the safe operation of vessels, the availability of experienced seafarers and staff, terrorism, piracy as well as insurance and counterparty risk.

Insurance coverage

In the course of the fleet’s operation, various casualties, accidents and other incidents may occur which may result in financial losses for TORM. For example, national and international rules, regulations and conventions could mean that TORM may incur substantial liabilities if a vessel is involved in an oil spill or emission of other environmentally hazardous agents.

In order to reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargo, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss, and war. All TORM’s owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. It is TORM’s policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies, along with two P&I clubs, to diversify risk. The P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and TORM’s vessels are each insured for the maximum amount available in the P&I system. At the end of 2021, the aggregate insured value of hull and machinery and interest for TORM’s owned vessels amounted to USD 2.1bn (2020: USD 1.9bn; 2019: USD 1.8bn).

Counterparty risk

Counterparty risk is an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g., counterparties not being able to fulfil their responsibilities under a time charter, a contract of affreightment or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default. This characterizes the method for identifying the market value of a derivative instruments.

TORM has a close focus on its risk policies and procedures to ensure that risks managed in the day-to-day business are kept at agreed levels and that changes in the risk situation are brought to Management’s attention.

TORM's counterparty risks are primarily associated with:

●	Receivables, cash and cash equivalents, including restricted cash
●	Contracts of affreightment with a positive fair value
●	Derivative financial instruments and commodity instruments with a positive fair value

NOTE 21 – continued

In all material aspects, TORM’s customers are domiciled outside the UK and are spread all over the world with only a few countries contributing significantly to TORM’s revenue. In 2021, Switzerland and Mexico contributed with 23% and 16%, respectively, of TORM’s revenue. In 2020, Switzerland, the United States and Mexico contributed with 24%, 12%, and 11%, respectively, of TORM’s revenue. Revenue is allocated to countries based on the customer’s ultimate parent domicile.

Receivables, cash and cash equivalents, including restricted cash

The majority of TORM’s customers are companies operating in the oil industry. It is assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM.

A major part of TORM's freight revenues stems from a small group of customers. In 2021, one customer accounted for 15% of TORM’s freight revenues (2020: one accounted for more than 10%; 2019: one customer accounted for more than 10%). The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel’s cargo has been discharged. For new and smaller customers, TORM's credit risk is limited as freight is usually paid prior to the cargo’s discharge, or, alternatively, a suitable bank guarantee is placed in lieu thereof.

As a consequence of the payment patterns mentioned above, TORM's receivables primarily consist of receivables from voyages in progress at year-end and outstanding demurrage. For the past five years, TORM has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of original demurrage claimed, TORM’s average stands at 97% (2020: 96.9%; 2019: 98.7%), which is considered to be satisfactory given the differences in interpretation of events. In 2021, demurrage represented 18% (2020: 17.3%; 2019: 13.1%) of the total freight revenues. Please refer to Note 1 for more details on recognition of demurrage claims into revenue.

Excess liquidity is placed on deposit accounts with major banks with strong and acceptable credit ratings or invested in secure papers such as American or Danish government bonds. Cash is invested with the aim of getting the highest possible yield while maintaining a low counterparty risk and adequate liquidity reserves for possible investment opportunities or to withstand a sudden drop in freight rates.

Derivative financial instruments and commodity instruments

In 2021, 100% (2020: 100.0%; 2019: 100.0%) of TORM’s forward freight agreements (FFAs) were cleared through clearing houses, effectively reducing counterparty credit risk by daily clearing of balances. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks, or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were done with investment grade counterparties.

FINANCIAL RISKS

Financial risks relate to TORM's financial position, financing and cash flows generated by the business, including foreign exchange risk and interest rate risk. TORM's liquidity and capital resources are described in Note 2.

Foreign exchange risk

TORM uses USD as its functional currency because the majority of the Company’s transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR and SGD and relates to administrative and operating expenses.

The part of TORM's expenses denominated in currencies other than USD accounts for approximately 86% (2020: 80.9%; 2019: 83.2%) for administrative expenses and approximately 21.3% (2020: 23.8%; 2019: 20.1%) for operating expenses. TORM’s expected administrative and operating expenses in DKK and EUR for 2022 are approximately DKK 390m, whereof 70.3% (2020: 66.1%; 2019: 63.0%) are hedged through FX forward contracts. All FX forward contracts have maturity within 2022, and TORM’s average hedge USD/DKK currency rate is 6.27. FX exposure is hedged in its entirety for all risks.

NOTE 21-continued

TORM assumes identical currency risks arising from exposures in DKK and EUR.

Sensitivity to changes in the USD/DKK and USD/EUR exchange rate

All things being equal, a change in the USD/DKK and USD/EUR exchange rate of 10% would result in a change in profit/loss before tax and equity as follows:

USDm	2022	2021	2020
Effect of a 10% increase of DKK and EUR:
Changes in profit/loss before tax for the following year	(1.8)	(2.2)	(2.0)
Changes in equity for the following year	(1.8)	(2.2)	(2.0)

Interest rate risk

TORM’s interest rate risk generally relates to interest-bearing borrowings. All TORM's loans for financing vessels are denominated in USD. Please refer to Note 16 for additional information on borrowings. At the end of 2021, TORM had fixed 84.9% (2020: 67.6%; 2019: 61.6%) of the debt with interest rate swaps and fixed rate leasing debt corresponding to an amount of USD 953m. USD 772m of this amount is hedged at an interest rate of 1.38% plus margin with interest rate swaps with maturity in the period 2022-2027.

Most of TORM’s debt and interest hedging is based on USD LIBOR which is set to expire by 30 June 2023. TORM is significantly exposed to the ICE US LIBOR reform as all financing and associated interest hedging contracts are denominated in USD. TORM has been in dialog with majority lenders and aligned expectations on how the amendment process should be implemented. To ensure a smooth transition, TORM will amend legacy financing and hedging contracts during 2022 and early 2023. TORM expects compounded SOFR in arrears to become the market standard. TORM expects no effect on the hedging relationship as lenders and hedging providers are largely the same banks. TORM is confident that all financing and hedging contracts are transitioned to SOFR before the final deadline of 30 June 2023.

As of 31 December 2021, 75.1% of the debt with a nominal value of USD 704m relates to the period after 30 June 2023. As of 31 December 2021, 74.9% of the interest hedging with a nominal value of USD 578m relates to the period after 30 June 2023.

Sensitivity to changes in interest rates

All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:

USDm	2022	2021	2020
Effect of a 1%-point increase in interest rates:
Changes in profit/loss before tax for the following year	(2.1)	(3.7)	(3.0)
Changes in equity for the following year	19.9	11.3	7.9

LIQUIDITY RISK

TORM’s strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of 31 December 2021, TORM’s loan portfolio was spread across eleven different banks.

As of 31 December 2021, TORM maintains a liquidity reserve of USD 172m in cash and cash equivalents, including restricted cash combined with USD 38m in undrawn and committed credit facilities. Cash is only placed in banks with a high credit rating. For further information on contractual obligations, including a maturity analysis, please refer to Note 19.

NOTE 22 – FINANCIAL INSTRUMENTS

			Financial	Financial
		Observable	instruments	instruments
		input	measured at fair	measured at	Total carrying
Categories of financial assets and liabilities (USDm):		(level 2)	value	amortized cost	value
2021:
Financial assets
Loan receivables	1)	—	—	4.6	4.6
Freight receivables	1)	—	—	84.0	84.0
Other receivables		8.3	8.3	31.7	40.0
Cash and cash equivalents, including restricted cash	1)	—	—	171.7	171.7
Total		8.3	8.3	292.0	300.3

Financial liabilities
Borrowings	¹⁾ ²⁾	—	—	1,135.3	1,135.3
Trade payables	1)	—	—	35.3	35.3
Other liabilities	1)	11.2	11.2	32.5	43.7
Total		11.2	11.2	1,203.1	1,214.3

2020:
Financial assets
Loan receivables	1)	—	—	4.6	4.6
Freight receivables	1)	—	—	58.6	58.6
Other receivables		4.5	4.5	20.4	24.9
Cash and cash equivalents, including restricted cash	1)	—	—	135.6	135.6
Total		4.5	4.5	219.2	223.7

Financial liabilities
Borrowings	¹⁾ ²⁾	—	—	842.4	842.4
Trade payables	1)	—	—	14.4	14.4
Other liabilities	1)	24.7	24.7	35.1	59.8
Total		24.7	24.7	891.9	916.6

¹⁾    Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.

²⁾    See note 16.

³⁾    Derivative financial instruments are presented within the balance sheet line other receivables and other liabilities.

FAIR VALUE HIERARCHY FOR FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE IN THE BALANCE SHEET

Below, please find the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Level 2 fair value measurements are those derived from input other than quoted prices included within level 1 which are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

METHODS AND ASSUMPTIONS IN DETERMING FAIR VALUE OF FINANCIAL INSTRUMENTS

Derivative part of other receivables and other payables

The fair value of derivatives in other receivables and other payables is measured using accepted valuation methods with input variables such as yield curves, forward curves, spreads, etc. and compared to financial counterparties to ensure acceptable valuations. The valuation methods discount the future fixed and estimated cash flows and valuation of any option elements.

NOTE 23 – RELATED PARTY TRANSACTIONS

TORM's ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is Njord Luxco.

Shareholders' contribution and dividends paid are disclosed in the consolidated statement of changes in equity. Dividends to related parties are paid out on the basis of the related parties' ownership of shares.

The remuneration of key management personnel, which consists of the Board of Directors and the Executive Director, is disclosed in note 3.

During 2021, TORM did transactions with its joint venture producing scrubbers for the TORM fleet amounting to USD 1.4m in total

(2020: 11.7m). The joint venture will continue to assist TORM in installing scrubbers in 2022.

NOTE 24 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE YEAR

During 2021, TORM sold two vessels. One vessel was delivered to the new owners in May 2021, and one was held for sale as of 31 December 2021, and expected delivery is during the first half of 2022. The sales resulted in an impairment loss on tangible assets of USD 4.6m. The fair value of the asset held for sale of USD 13.2m is comprised of sales price less expected transaction costs (fair value hierarchy level 2).

During 2020, TORM sold eight vessels all of which were delivered to the new owners during 2020. The sales resulted in a profit from sale of vessels of USD 1.1m and impairment losses on tangible assets of USD 5.5m. No assets were held for sale as of 31 December 2020.

During 2019, TORM sold eight vessels, of which seven were delivered to the new owners during 2019, and one vessel was delivered in Q1 2020 (presented as “assets held for sale” as of 31 December 2019). The sales resulted in a profit from sale of vessels of USD 1.2m and impairment losses on tangible assets of USD 6.0m.

NOTE 25 – CASH FLOWS

USDm	2021	2020	2019
Reversal of other non-cash movements:
Exchange rate adjustments	(0.7)	(0.2)	(0.9)
Share-based payments	2.3	1.7	1.9
Fair value adjustments on derivative financial instruments	(0.2)	—	—
Other adjustments	—	(0.4)	(0.1)
Total	1.4	1.1	0.9

USDm	2021	2020	2019
Change in bunkers, receivables and payables:
Change in bunkers	(26.9)	12.4	5.1
Change in receivables	(40.5)	12.5	(2.5)
Change in prepayments	(3.5)	1.3	(0.7)
Change in trade payables and other liabilities	4.9	(20.3)	22.8
Other changes	1.3	18.9	(0.8)
Adjusted for fair value changes of derivative financial instruments	16.2	(8.9)	(12.0)
Total	(48.5)	15.9	11.9

NOTE 26 – ENTITIES IN THE GROUP

Entity	Country
TORM plc	United Kingdom

Investments in subsidiaries 5):
Entity	Country	Ownership 4)
TORM A/S	Denmark	100%
DK Vessel HoldCo GP ApS 2)	Denmark	100%
DK Vessel HoldCo K/S 2)	Denmark	100%
OCM Singapore Njord Holdings Alice, Pte. Ltd 2)	Singapore	100%
OCM Singapore Njord Holdings Almena, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St.Michaelis Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St. Gabriel Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Agnete, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings Alexandra, Pte. Ltd 2)	Singapore	100%
OMI Holding Ltd.	Mauritius	100%
TORM Crewing Service Ltd.	Bermuda	100%
TORM Shipping India Private Limited 3)	India	100%
TORM Singapore Pte. Ltd.	Singapore	100%
TORM USA LLC	USA	100%
VesselCo 1 K/S 1)	Denmark	100%
VesselCo 3 K/S 1)	Denmark	100%
VesselCo 5 K/S 1)	Denmark	100%
VesselCo 6 K/S 1)	Denmark	100%
VesselCo 6 Pte. Ltd. 2)	Singapore	100%
VesselCo 7 Pte. Ltd. 1)	Singapore	100%
VesselCo 8 Pte. Ltd.	Singapore	100%
VesselCo 9 Pte. Ltd.	Singapore	100%
VesselCo 10 Pte. Ltd.	Singapore	100%
VesselCo 11 Pte. Ltd.	Singapore	100%
VesselCo 12 Pte. Ltd.	Singapore	100%
TORM SHIPPING (PHILS.), INC.	Philippines	25%
Investments in subsidiaries 5) - continued:
Entity	Country	Ownership 5)
VesselCo A ApS 1)	Denmark	100%
VesselCo C ApS 1)	Denmark	100%
VesselCo E ApS 1)	Denmark	100%
VesselCo F ApS 1)	Denmark	100%

¹⁾    Entities dissolved in the financial year ended 31 December 2020.

²⁾    Entities dissolved in the financial year ended 31 December 2021.

³⁾    Entities with different reporting periods: TORM Shipping India have a financial reporting period that runs from 01 April to 31 March as required by Indian government’s laws and legislations.

⁴⁾    For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.), INC where voting rights are 100%.

⁵⁾    All subsidiaries are consolidated in full.

Interest in legal entities included as joint ventures:

	2021
			Profit and	Other	Total
			loss from	compre-	compre-
			continuing	hensive	hensive
Entity (USDm)	Country	% Control	operations	income	income
Long Range 2 A/S	Denmark	50%	—	—	—
LR2 Management K/S	Denmark	50%	—	—	—
Marine Exhaust Technology Ltd.	Hong Kong	28%	0.0	—	0.0

NOTE 26-continued

The table below shows the registered addresses for the companies mentioned above:

Denmark	India	Philippines	Singapore
Tuborg Havnevej 18	2nd Floor	7th Floor	6 Battery Road #27-02
DK-2900 Hellerup	Leela Business Park	Salcedo Towers, 169	Singapore 049909
Denmark	Andheri-Kurla Road	HV dela Costa Street	Singapore
	Andheri (E)	Salcedo Village,
	Mumbai 400059	Makati City
	India	Philippines 1227

United Kingdom	USA	Marshall Islands	Mauritius
Birchin Court	Suite 1630	c/o The Trust	c/o Temple Corporate
20 Birchin Lane	2500 City West	Company of	Services
London, EC3V 9DU	Boulevard	Marshall Islands, Inc.	Temple Court 2,
United Kingdom	77042, Houston, Texas	P.O. Box 2095	Labourdonnais Street
	USA	Reston VA 20195-0095	Port Louis
		USA	Mauritius

Bermuda	Gibraltar	Hong Kong
c/o Estera Services	57/63 Line Wall Road	Room A, 7/F
(Bermuda Limited)	GX11 1AA	China Overseas Bldg.
Canon’s Court	Gibraltar	139 Hennessy Road
22 Victoria Street		Wanchai
PO Box 1624		Hong Kong
Hamilton HM GX
Bermuda

NOTE 27 – PROVISIONS

Since 2020, the Group has been involved in two cargo claims, both relating to one customer having issued indemnities to TORM for the safe discharge of cargoes, and not being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of the bills of lading. Legal action has been initiated by the Group in the UK and in India against the customer and a number of individual owners and management representatives. The Group has recognized provisions in the total amount of USD 18.3m relating to the two claims. The proceedings are ongoing and therefore the provisions recognized are subject to uncertainty related to both timing and amount.

ACCOUNTING POLICIES

Provisions are recognized when the Group has a legal or constructive obligation as a result of past events, and when it is probable that this will lead to an outflow of resources which can be reliably estimated. Provisions are measured at the estimated liability expected to arise, taking into account the time value of money.

NOTE 28 – EARNINGS PER SHARE AND DIVIDEND PER SHARE

	2021	2020	2019
EARNINGS PER SHARE

Net profit/(loss) for the year (USDm)	(42.1)	88.1	166.0

Million shares
Weighted average number of shares	78.6	74.8	74.3
Weighted average number of treasury shares	(0.5)	(0.5)	(0.3)

Weighted average number of shares outstanding	78.1	74.3	74.0
Dilutive effect of outstanding share options	0.3	—	0.0
Weighted average number of shares outstanding incl. dilutive effect of share options	78.4	74.3	74.0

Basic earnings/(loss) per share (USD)	(0.54)	1.19	2.24

Diluted earnings/(loss) per share (USD)	(0.54)	1.19	2.24

When calculating diluted earnings per share for 2020, RSUs have been omitted as they are out-of-the-money and thus not anti-dilutive, but the RSUs may potentially dilute earnings per share in the future. Please refer to Note 3 for information on the RSU share options.

ACCOUNTING POLICIES

Basic earnings per share are calculated by dividing the consolidated net profit/(loss) for the year available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

	2021	2020	2019
DIVIDEND PER SHARE

Dividend for the year (USDm)	—	63.2	7.4

Number of shares, end of period (million)	—	74.9	74.7
Dividend per share	—	0.85	0.10

The Board of Directors has decided not to recommend any dividends relating to the second half of 2021.

NOTE 29 – CASH AND CASH EQUIVALENTS, INCLUDING RESTRICTED CASH

	2021	2020	2019
Cash at banks and on hand	144.8	89.5	56.8
Cash and cash equivalents	144.8	89.5	56.8

Cash provided as security for initial margin calls and negative market values on derivatives etc.1)	5.9	46.1	15.7
Sale-and-leaseback transaction prepayment to be released upon delivery of the vessel²⁾	21.0	—	—
Restricted cash	26.9	46.1	15.7
Cash and cash equivalents, including restricted cash	171.7	135.6	72.5

¹⁾ The counterparties have an obligation to return any excess cash provided as security to the Group upon settlement or early termination of the contracts.

²⁾ Prepayment released on 6 January, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of TORM plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TORM plc (the Company) as of December 31, 2021 and 2020, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ EY Godkendt Revisionspartnerselskab

We have served as the Company’s auditor since 2020.

Copenhagen, Denmark

March 23, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of TORM plc

Opinion on the Financial Statements

We have audited the accompanying consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow of TORM plc and subsidiaries (the “Company”) for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Deloitte

Statsautoriseret Revisionspartnerselskab

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

Date: March 23, 2022