Form 20-F
period 2022-12-31
TORM plc
filed 2023-03-16
CIK 1655891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

(Translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organization)

Office 105 | 20 St Dunstan’s Hill London, EC3R 8HL, United Kingdom
(Address of principal executive offices)

Jacob Meldgaard, Executive Director and Principal Executive Officer, Tuborg Havnevej 18, DK- 2900 Hellerup, Denmark, +45 39 17 92 00

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

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022 there were 82,311,299 of the Registrant’s Class A common shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☒	No	☐

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

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth Company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.S 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the international Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	☐	Item 18	☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are issuing this cautionary statement in connection therewith. Our disclosure and analysis in this annual report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as, but are not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions may identify forward-looking statements.

All statements in this annual report that are not statements of either historical or current facts are forward-looking statements. These forward-looking statements are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements include, but are not limited to, such matters as:

●	our future operating or financial results;
●	global and regional economic and political conditions, including piracy;
●	our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs;
●	statements about shipping market trends, including charter rates and factors affecting supply and demand;
●	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
●	our ability to enter into time charters after our current charters expire and our ability to earn income in the spot market;
●	the future price of our Class A common shares; and
●	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors.” Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Factors that might cause future results to differ include, but are not limited to, the following:

●	our future operating or financial results;
●	changes in governmental rules and regulations or actions taken by regulatory authorities;
●	the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
●	inflationary pressure
●	increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;

●	the length and severity of epidemics and pandemics, including the ongoing global outbreak of the coronavirus (“COVID-19”), and its impact on the demand for seaborne transportation of petroleum products;
●	general domestic and international political conditions or events, including “trade wars” and the conflict between Russia and Ukraine, which remains ongoing as of this annual report;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
●	changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
●	the highly cyclical nature of the industry that we operate in;
●	the loss of a large customer or significant business relationship;
●	changes in worldwide oil production and consumption and storage;
●	risks associated with any future vessel construction;
●	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
●	availability of skilled crew members other employees and the related labor costs;
●	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
●	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies;
●	Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery;
●	effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
●	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
●	the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;
●	potential conflicts of interest involving members of our board of directors and senior management;
●	the failure of counterparties to fully perform their contracts with us;
●	changes in credit risk with respect to our counterparties on contracts;
●	our dependence on key personnel and our ability to attract, retain and motivate key employees;
●	adequacy of insurance coverage;
●	our ability to obtain indemnities from customers;
●	changes in laws, treaties or regulations;

●	our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States;
●	government requisition of our vessels during a period of war or emergency;
●	the arrest of our vessels by maritime claimants;
●	any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
●	potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels;
●	the impact of adverse weather and natural disasters;
●	damage to storage and receiving facilities;
●	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
●	the length and number of off-hire periods and dependence on third-party managers; and
●	other factors discussed in “Item 3. Key Information - D. Risk Factors” in this annual report.

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

EXPLANATORY NOTE AND PRESENTATION OF OUR FINANCIAL AND OPERATING DATA

Throughout this annual report on Form 20-F, we incorporate information responsive to the items hereof by reference to our annual report for the year ended December 31, 2022, or the Annual Report 2022. Therefore, the information contained in this annual report should be read in conjunction with the Annual Report 2022, which was furnished to the U.S. Securities and Exchange Commission, or the SEC, on Form 6-K on March 16, 2023. The content of quotations, websites and other sources contained in the sections of the Annual Report 2022 referenced herein are not incorporated by reference into this Form 20-F.

Unless otherwise indicated, the terms “TORM plc,” “we,” “us,” “our,” the “Company” and the “Group” refer to TORM plc and its consolidated subsidiaries, which includes TORM A/S and its consolidated subsidiaries, following the closing of the Exchange Offer (defined below). When used in this annual report to describe events prior to the closing of the Exchange Offer, the terms “TORM A/S,” “we,” “us,” “our,” the “Company” and the “Group” refer to TORM A/S and its consolidated subsidiaries before such time. References to “Former TORM A/S” refer to TORM A/S and its consolidated subsidiaries prior to the Combination (defined below).

Unless otherwise indicated, all references to “U.S. dollars,” “USD,” “dollars,” “US$” and “$” in this annual report are to the lawful currency of the United States of America, references to “Sterling”, “£” and “GBP” are to the lawful currency of the United Kingdom, references to “Danish Kroner,” and “DKK” are to the lawful currency of Denmark. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

In 2016, a new corporate structure was established, whereby TORM plc effectively acquired all of the outstanding securities of TORM A/S in exchange for TORM plc’s securities. We refer to these transactions collectively as the “Exchange Offer.” On April 19, 2016, upon the closing of the Exchange Offer and the listing of TORM plc’s Class A common shares on Nasdaq Copenhagen A/S in Denmark, or Nasdaq Copenhagen, TORM plc became the Group’s publicly-held parent company incorporated under the laws of England and Wales. We refer to this as the “Redomiciliation.” The Redomiciliation was accounted for as an internal reorganization of entities under common control and, therefore, the assets and liabilities of TORM A/S were accounted for at their historical cost basis and not revalued in the transaction.

Our Class A common shares of TORM plc are issued and traded on Nasdaq Copenhagen under the symbol “TRMD A” and on the Nasdaq Stock Market LLC in New York, or Nasdaq New York, under the symbol “TRMD”. All commercial and technical management of our fleet of product tankers is led out of the Denmark office of TORM A/S and our subsidiaries in India, the Philippines, the United States and Singapore. See “Item 4. Information on the Company.”

We are therefore subject to the applicable corporate governance rules of Nasdaq New York, the UK Corporate Governance Code, the UKLA’s Disclosure and Transparency Rules and the applicable rules and regulations applicable to companies admitted to trading and official listing on Nasdaq Copenhagen.

We report our consolidated financial results in U.S. dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which also comply with reporting requirements under English law.

Accordingly, this document includes the audited consolidated financial statements of TORM plc as of December 31, 2022, 2021 and 2020 and for the years ended December 31, 2022, 2021 and 2020, which have been prepared in accordance with IFRS.

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

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

The below bullets summarize the principal risk factors related to an investment in the Company.

●	Substantially all of our revenues are generated from operating the product tanker fleet, and the demand for product tankers is affected by a number of external factors. The sector is cyclical and volatile, which may lead to reductions in our charter rates when we re-charter vessels.
●	Events such as piracy, immigrant salvage operations, government requisition during a period of war or emergency, marine disasters, bad weather and other acts of God could cause interruptions and adversely affect our business.
●	Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities and global public health concerns, which may affect the seaborne transportation industry and could adversely affect our business.
●	The COVID-19 pandemic and the resulting disruptions to the international shipping industry may again adversely affect our business, financial performance and our results of operations, including the ability to obtain chartering and financing.
●	Since our vessels operate worldwide and are registered, flagged, and call-in ports in multiple countries where the applicable flag and/or port state rules, regulations and laws can differ, we are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our results of operations, cash flows and financial position. This complex web of rules, regulations, conventions, treaties and laws can be dynamic and influence the cost of owning and operating our vessels.
●	Environmental regulations such as ballast water regulations and the regulation related to low sulfur fuel requirements may require us to incur significant costs.
●	If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows and financial position.

●	If our vessels call at ports located in countries or territories that are subject to restrictions, sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governments, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our Class A common shares.
●	We are dependent on spot charters and subject to certain risks with respect to entering into time charter-in contracts due to our dependence on spot charters, which could adversely affect our business.
●	We are subject to certain risks with respect to our counterparties on contracts, including dry-docking and newbuilding construction contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
●	An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our results of operations and financial condition.
●	A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
●	We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.
●	As our product tanker fleet ages, we are exposed to increased operating costs and decreased competitiveness, which could adversely affect our earnings, and the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
●	A shift in consumer demand from oil and oil products towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
●	Any failure to pass vessel inspections by classification societies and other private and governmental entities and operate our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position. With the implementation of SIRE 2.0 that started in the fourth quarter of 2022 TORM may experience a decline in tradability and lead to additional vessel inspections.
●	Obligations associated with being a U.S.-listed public company require significant resources and management attention, and we incur increased costs as a result of being a U.S.-listed public company. Furthermore, if we fail to comply with rules of the U.S. Securities and Exchange Commission including those promulgated to the Sarbanes-Oxley Act of 2002, including as amended by the Holding Foreign Companies 3 Accountable Act, we may be subject to fines from the U.S. Securities and Exchange Commission or delisting from Nasdaq
●	U.S. tax authorities could treat us as a ‘‘passive foreign investment company’’, which could have adverse U.S. federal income tax consequences to U.S. shareholders.
●	Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the product tanker industry.
●	Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
●	We have a significant amount of financial debt, and servicing our current or future indebtedness may limit liquidity available for other purposes.
●	Our financial and operational flexibility is restricted by the covenants contained in our debt facilities, and we may be unable to comply with the restrictions and financial covenants imposed in such facilities.

●	Change of control and mandatory repayment provisions contained in certain of our debt facilities may lead to a foreclosure of our fleet.
●	We are exposed to volatility in the USD London Interbank Offered Rate, or LIBOR, and the potential discontinuance of LIBOR beyond 2023, which could, while limited, affect our profitability, earnings and cash flow.
●	The majority of our Class A shares are held by a limited number of shareholders, which may create conflicts of interest.
●	The United Kingdom has formally withdrawn from the European Union, and the implications for the laws and regulations in the United Kingdom are uncertain.
●	We are and will be subject to the United Kingdom Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.
●	Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

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

We are a pure-play product tanker company, meaning that most of our revenues are generated from operating our product tanker fleet. The product tanker market is cyclical in nature, which leads to volatility in freight rates, vessel values and industry profitability. The freight rates among different types of product tankers are highly volatile. For example, product tanker freight rates declined from the cyclical high levels reached in mid-2008 (TORM Medium Range (MR) Time Charter Equivalent, or TCE, rates up to $26,458/day) to a cyclical low period between 2009 and 2014 (TORM observed annual average MR TCE rates of approximately $14,200/day for the period). During 2021, we realized TCE rates of $13,703/day and this increased by 149% during 2022 to TCE rates of $34,154/day. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. The factors affecting the supply and demand for product tankers are beyond our control, and the nature, timing and degree of changes in industry conditions are unpredictable and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Factors affecting the supply and growth of product tanker capacity include:

●	supply and demand for energy resources and petroleum products;
●	the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;
●	the number and size of newbuilding orders and deliveries, including slippage in deliveries, as may be impacted by the availability of financing for shipping activity;

●	the number of vessels used for floating storage;
●	the number of vessels in lay-up;
●	the number of vessels recycled for obsolescence or subject to casualties;
●	prevailing and expected future freight and charter hire rates;
●	the number of product tankers trading with crude or “dirty” oil products;
●	costs of bunkers and fuel oil and their impact on vessel speed;
●	the efficiency and age of the world product tanker fleet;
●	the number of shipyards and ability of shipyards to deliver vessels;
●	availability of financing including with respect to new vessels and shipping activity;
●	available interest rates on financing;
●	port and canal congestion;
●	technological developments, which affect the efficiency of vessels and time to vessel obsoletion;
●	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations;
●	the number of vessel casualties;
●	the degree of scrapping or recycling rate of older vessels, depending, amongst other things, on scrapping or recycling rates and international scrapping or recycling regulations;
●	price of steel and vessel equipment;
●	the number of conversions of tankers to other uses or conversions of other vessels to tankers;
●	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;
●	product imbalances and hence lack of or surplus supply in certain regions (affecting the level of trading activity);
●	developments in international trade, including refinery additions and closures;
●	speed of vessel operation;
●	crew availability;

Demand for product tankers is primarily determined by the quantity of cargo to be transported and the distance from origin to destination. The demand is affected by a number of external factors including:

●	demand for alternative energy resources;
●	world and regional economic conditions;

●	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
●	sanctions on harbors, transportation of oil products or parts of the world fleet;
●	demand for energy sources and oil and other petroleum products and changes in the consumption of oil and petroleum products due to availability of new, alternative energy sources or changes in the price of oil and petroleum products relative to other energy sources or other factors making consumption of oil and petroleum products less attractive;
●	the regulatory environment;
●	environmental issues and concerns;
●	developments in international trade including refinery additions and closures;
●	currency exchange rates;
●	the distance over which oil and oil products are to be moved by sea;
●	changes in seaborne and other transportation patterns;
●	climate, weather and natural disasters;
●	global and regional political developments, including “trade wars”, armed conflicts, including the ongoing conflict between Russia and Ukraine, and other international hostilities, terrorist activities and strikes;
●	international sanctions, embargoes, import and export restrictions, nationalizations and wars; and
●	availability of financing and changes in interest rates.

In addition to the prevailing and anticipated freight rates, factors that greatly affect our financial profitability will include newbuilding, recycling and laying-up prices, second-hand vessel values in relation to recycling prices, cost of bunkers, cost of crew, vessel availability, other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs and the efficiency and age profile of the existing product tanker fleet in the market and the economic lives of our vessels. We have adopted a new green recycling policy in 2021.

We anticipate that the future demand for our vessels will be dependent upon economic growth in the world’s economies, seasonal as well as regional changes in demand, changes in the capacity of the global product tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results. The product tanker sector is cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we employ our vessels, to volatility in vessel values and in our future performance, results of operations, cash flows and our financial position.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty, and supply chain constraints.

There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. While product tanker market conditions have improved during the course of 2022, continued adverse and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows, and could cause the price of our ordinary shares to decline.

Our ability to secure funding is dependent on well-functioning capital markets and on an appetite to provide funding to the shipping industry. At present, capital markets are well-functioning and funding is available for the shipping industry. However, if global economic conditions worsen or lenders for any reason decide not to provide debt financing to us, we may not be able to secure additional financing to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise. Relatedly, certain banks have reduced or ceased lending for oil cargoes, which could have an adverse economic impact on our customers.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages and further operating costs. Increasing inflation has subsequently led to increasing interest rates affecting our financial cost as well as our financial income. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase, our business operations may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations.

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

The supply of product tankers is affected by a number of factors such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources and the current and expected purchase orders for newbuildings. If the capacity of new product tankers delivered exceeds the capacity of product tankers being recycled and converted to non-trading tankers, overall industry capacity in the product tanker will increase. If the supply of product tanker capacity increases, and if the demand for product tanker capacity decreases or does not increase correspondingly, charter rates could materially decline, which may also negatively affect freight rates and the value of our vessels. During 2022, the value of our product tanker fleet, based on independent broker quotes, increased by approximately 41% (excluding vessels that we sold and/or acquired during 2022). A reduction in charter rates and the value of our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

In addition, product tankers may be “cleaned up” from “dirty/crude” trades and swapped back into the product tanker market, which would increase the available tanker tonnage able to transport refined oil products and which may affect the supply and demand balance for product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from 2022 to the 2040s, depending on economics and how governments respond to global warming. OPEC maintain that demand for oil will plateau around 2040, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil and oil products towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which shift appears to be accelerating as a result of the COVID-19 pandemic, as well shift in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

The “war risks” areas are established by the Joint War Risks Committee. Our vessels often trade in “war risk” areas due to the nature of our business. Due to the above issues when vessels trade in such areas, the insurance premiums are increased significantly to cover for the additional risks.

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

Since we primarily employ our vessels in the spot market, we expect that fuel, or bunkers, will typically be the largest expense in our shipping operations for our vessels. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. While we believe that we can transfer increased cost to the customer, and will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as but not limited to the conflicts between Russia and Ukraine, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (the “OPEC”), and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel may therefore become much more expensive in the future and we might not be able to fully recover this increased cost through our charter rates.

Furthermore, fuel may become significantly more expensive in the future, which may reduce our profitability. In addition, the entry into force, on January 1, 2020, of the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide (“SOx”) exhaust gas cleaning systems (“scrubbers”) under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, financial condition, and results of operations.

We anticipate a significant number of port calls made by our vessels will continue to involve the loading or discharging of cargo in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The annual year-over-year growth rate through the fourth quarter of 2022 was 4.0%, down from 8.1% for the year ended December 31, 2021. Although China’s GDP growth is expected to accelerate in 2023 as the global economy is set to recover from the heath crisis, there is a continuous threat of a Chinese financial crisis resulting from excessive personal and corporate indebtedness and “trade wars.” In recent years, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. Although the United States and China successfully reached an interim trade deal in January 2020 that deescalated the trade tensions with both sides rolling back tariffs, the extent to which the trade deal will be successfully implemented is unpredictable. Notwithstanding the interim trade deal, the US policy on China may not change dramatically under President Joe Biden and there is no assurance that the Chinese economy will not experience a significant slowdown in the future. Further increased geopolitical tensions in 2022 and early 2023 may intensify and impact trade flows and product tanker flows in the future. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through state plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. Notwithstanding economic reform, the Chinese government may adopt policies that favor domestic shipping companies and may hinder our ability to compete with them effectively. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Moreover, an economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.

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

The COVID-19 pandemic and the resulting disruptions to the international shipping industry may again adversely affect our business, financial performance and our results of operations, including the ability to obtain charters and financing.

The COVID-19 pandemic has led a number of countries, ports and organizations to take measures against its spread, including travel bans, quarantines, and other emergency public health measures, including lockdowns, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets (including oil). These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities.

We expect that COVID-19 will continue to cause volatility in the commodities markets, however, due to progress with vaccines, the need for wide-scale mobility restrictions is less, implying less severe negative impact on oil demand in the future. Nevertheless, the scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition for 2023 and beyond. The ultimate extent to which the COVID-19 outbreak impacts our business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including, but not limited to, the duration, scope, severity, proliferation of variants and increase in the transmissibility of the virus, its impact on the global economy, actions taken to contain or limit the impact of COVID-19, such as the availability of an effective vaccine or treatment, geographic variation in how countries and states are handling the pandemic, how long current restrictions over travel and economic activity in many countries across the globe remain in place over the course of the pandemic, and how quickly and to what extent normal economic and operating conditions may potentially resume.

Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during 2022, which disruptions could also continue to affect our operations. Our business and the shipping industry as a whole may continue to be impacted by a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. In addition, any case of COVID-19 amongst crew, could result in a quarantine period for that vessel and, in turn, loss of charter hire and additional costs.

Over a longer time, increasing climate change related actions could have a negative impact on TORM earnings.

Over 2022, focus on climate change related issues increased not least in the framework of the COP26, with several countries including. the US, the United Kingdom and the European Union accelerating their climate targets. The Glasgow Climate Pact, an agreement reached at the COP26, calls for signatory states to voluntarily phase out unabated coal usage and fossil fuels subsidies. COP26 also produced the Clydebank Declaration, in which 22 signatory states (including the United States and the United Kingdom) announced their intention to voluntarily support the establishment of zero-emission shipping routes. Governmental and investor pressure to voluntarily participate in these green shipping routes could cause the Company to incur significant additional expenses to “green” our vessels. Even though many of these measures still need to be implemented and the real impact will impact us over longer time, accelerated take-up of electric vehicles during 2022 suggests that in the road transportation sector, demand for fossil fuels is on the steady path to decline.

Even though the demand for product tankers is more affected by regional imbalances between oil product demand and supply, rather than absolute level of oil demand, demand deterioration over longer term can have a negative impact for TORM earnings.

The Company may be impacted by transitional and other risks arising from climate change.

The Company may be impacted by transitional and other risks arising from climate change and the global shift toward a low carbon future. Organizational, industrial and governmental shifts in operations as well as legal and regulatory requirements to reduce or eliminate emissions and/or increase efficiency may require the Company to increase expenditures, make changes to existing infrastructure, vessels and equipment and shift its business model. For example, the maritime industry is moving toward deployment of clean energy technologies and use of electricity powered by renewable energy sources to power terminal operations as a way to reduce shoreside greenhouse gas emissions. Compliance with new climate change requirements or regulations such as the International Maritime Organization’s (“IMO”) requirements related to Energy Efficiency Existing Ship Index (“EEXI”) and operational carbon intensity reduction requirements, based on a new operational Carbon Intensity Indicator (“CII”) could require the Company’s fleet to slow down if efficiency improvements or transitions to alternative fuels together are not enough to reduce greenhouse gas emissions sufficiently, thus impacting the Company’s expedited business model and competitive advantage. New environmental requirements for vessel performance and operation could also require the Company to accelerate the building of new vessels, increase the construction costs for new vessels and equipment to accommodate even newer technology as it emerges while today’s technology becomes obsolete, initiate unexpected retrofit projects for existing vessels or retire older vessels earlier than expected. If these outcomes were to occur, the Company’s business, results of operations, cash flows and financial condition could be adversely affected.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our results of operations, cash flows and financial position.

We operate worldwide, where appropriate, through agents or other intermediaries. Compliance with complex local, foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (in particular the European General Data Protection Regulation, enforceable as from May 25, 2018 and the EU-US Privacy Shield Framework, as adopted by the European Commission on July 12, 2016), labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the FCPA and other U.S. federal laws and regulations established by the office of Foreign Asset Control, local laws such as the United Kingdom Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers.

Given the high level of complexity of these laws, there is a risk that we, our agent or other intermediaries may inadvertently breach certain provisions thereunder. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations also could result in prohibitions on our ability to operate in one or more countries and could materially damage our reputation, our ability to attract and retain employees, or our business, results of operations and financial condition. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

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

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”), aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO member states, will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, 20 countries have ratified or approved accession of the Hong Kong Convention, but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

On November 20, 2013, the European Parliament and the Council of the EU adopted the EU Ship Recycling Regulation, or ESSR, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU member state may be recycled only in facilities included on the European list of permitted ship recycling facilities.

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

Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2021, all our EU-flagged vessels met this weight specification. The European List presently includes eight facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, on December 31, 2018, the European Waste Shipment Regulation, or EWSR, requires that non-EU flagged ships departing from EU ports be recycled only in Organization for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers.

These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel, which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position. We have adopted a new green recycling policy in 2021.

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

In order to comply with IMO and U.S. ballast water regulations, we are required to install ballast water treatment plants on all vessels from December 2018 to September 2024. The cost of compliance per vessel for us is estimated to be between $1.0 and $1.3 million, depending on size of the vessel. There are uncertainties associated with installing the equipment both operationally and technically, which could have adverse effect on the cost. Significant investments in ballast water treatment systems may have a material adverse effect on our future performance, results of operations, cash flows and financial position. As of December 31, 2022, TORM has installed 69 ballast water treatment systems with another 16 scheduled to be completed by the end of the first quarter 2024.For more information on these regulations, see “Item 4. Information on the Company-B. Business Overview-Environmental and Other Regulations-The International Maritime Organization-Pollution Control and Liability Requirements.”

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO’s Marine Environment Protection Committee (the “MEPC”), announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (i) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (ii) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (iii) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

The European Commission has proposed adding shipping to the Emission Trading Scheme (ETS) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

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

Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. As of the date of this annual report, we have successfully installed scrubbers on 58 of our vessels, with another 11 installations scheduled to be completed by the end of 2023, to comply with the new regulations. In addition, one scrubber is scheduled to be installed in the first quarter of 2023 and we currently use, and intend to continue to use, compliant fuels with 0.5% sulfur content for vessels that have not been retrofitted with scrubbers, which account for approximately half of our fleet. The capital expenditure, or CAPEX, related to the confirmed scrubber orders is on average estimated below $2 million per scrubber including installation costs. The cost of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See “Item 4. Information on Company-B. Business Overview-Environmental and Other Regulations-The International Maritime Organization”.

MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gss tonnage and above. The IMO and MEPC will calculated “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance.

Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held on June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.

MEPC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, or the AFS Convention, which have been entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 shall either: remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system.

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

The operation of our vessels is affected by governmental regulations in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. As such, we are subject to the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code is promulgated by the IMO under SOLAS to provide an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for the safe operation, and describing procedures for dealing with emergencies, when operating vessels. We rely on the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

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

Recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time.

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

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of “greenwashing” (i.e., making unfounded claims about one’s ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. These proposed sets of rules are not effective as of the date of this annual report.

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

In accordance with IFRS, we review the carrying amounts of assets on a quarterly basis to determine any indication of impairment either due to a significant decline in market value or in the cash flows expected to be generated by the vessels. In case of such indication, the recoverable amounts of the assets are estimated as the higher of the net realizable value and the value in use in accordance with the requirements of applicable accounting standards. The value in use is the present value of the future cash flows expected to derive from an asset. For the purpose of assessing net realizable values, our management estimates the market values of the individual vessels, for which the most important parameters are the vessels’ tons deadweight, the shipyard they were built at and age. Management uses internal as well as external sources of information, including two internationally recognized shipbrokers’ valuations.

Accordingly, the carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In 2022, the value of our product tanker fleet, based on independent broker values, increased by approximately 41% (when excluding vessels sold and/or acquired during 2022). As a result of further declines in charter rates or vessel values, we may in the future need to record impairment losses and loss from sale of vessels, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Please see the consolidated financial statements as of and for the year ended December 31, 2022 and the accompanying notes included herewith for details on the impact of changes in charter rates and other key assumptions.

If our vessels suffer damage due to the inherent operational risks of the product tanker industry, we may experience unexpected dry-docking costs and delays or total loss of our vessels.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, unexpected tank corrosion, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in operations, or extensive uncontrolled fires. These hazards may result in death or injury to persons, loss of revenue or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting, any of which may subject us to litigation. As a result, we could be exposed to substantial liabilities not recoverable under our insurances. Further, the involvement of our vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to a loss of business.

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

The protection & indemnity insurance coverage that we have arranged for our vessels covers the vessel owner’s liabilities towards the owner of any damaged cargo, subject to standard international conventions limiting such liability. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned as well as the actual cost of these repairs would decrease the Company’s earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or the vessels may be forced to travel to a dry-docking facility that is not conveniently located in relation to the vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to sail to more distant dry-docking facilities could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities and global public health concerns, which may affect the seaborne transportation industry and could adversely affect our business.

We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, as well as the South China Sea and Ukraine regions and other geographic countries and areas, geopolitical events, terrorist or other attacks, war (or threatened war) and international hostilities. The response of the United States and others to terrorist attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protectionist trade measures, which have been somewhat mitigated by the trade deal (first phase trade agreement) between the United States and China in early 2020, which, among other things, requires China to purchase over $50 billion of energy products including crude oil, and future phases may result in decreased tariffs.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the conflicts between Russia and the Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.

Beginning in February of 2022, President Biden and several European leaders also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which have continued to expand over the past year and which may adversely impact our business. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

Finally, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, such as the COVID-19 virus, could lead to a significant decrease of demand for the transportation of energy and clean petroleum products. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows and financial position.

If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our Class A common shares and its trading price.

While none of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions and embargo laws during 2022, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call at ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.

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

As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2022, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in our reputation and the market for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Class A common shares may adversely affect the price at which our Class A common shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our Class A common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Maritime claimants could arrest or attach one or more of our vessels, which would have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, secured lenders, time charter-in counterparties and other parties may be entitled to a maritime lien against the relevant vessel for unsatisfied debts, claims or damages.

In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel and commencing foreclosure proceedings. In addition, in some jurisdictions a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in the fleet for claims relating to another of our vessels. Under some of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our revenues and cash flows. The arrest or attachment of one or more of our vessels could under certain circumstances constitute an event of default under our financing agreements or interrupt operations and require us to pay a substantial sum of money to have the arrest lifted, which could result in a loss of earnings and have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced tankers have been built since our vessels, which have an average age of 11.1 years as of December 31, 2022, were constructed and tankers with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charterhire payments, resale value of vessels, cash flows and financial condition.

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

We employ the majority of our vessels on spot voyage charters or short-term time charters and generate a significant portion of our revenue from the spot market. The spot charter market may fluctuate significantly based upon product tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. For example, over the past five years, MR rates expressed as an average time charter equivalent have ranged from a low of approximately $10,321/day to a high of approximately $53,558/day. During 2022, our product tanker fleet realized average spot TCE earnings of $34,154/day. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, or the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

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

We have entered, and may enter in the future, into various contracts that are material to the operation of our business, including bunker, Interest rate and foreign exchange hedging contracts, employ vessels on Contracts of Affreightment, or COAs, time charters and voyage charters, and enter into newbuilding contracts with shipyards. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, sensitivity to COVID-19, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts, and it may be difficult for us to secure substitute employment for such vessel. Furthermore, any new charter arrangements we secure in the spot market or on time charters may be at lower rates. Should a counterparty fail to honor its obligations under agreements with us or attempt to renegotiate our agreements, we could sustain significant losses, which could have a material adverse effect on our future performance, results of operations, cash flows, financial position and ability to pay dividends to holders of our common shares in the amounts anticipated or at all and compliance with covenants in our loan agreements. To reduce our counterparty risk, we perform a credit check on the prospective customers, however, we cannot guarantee that this process reveals the embedded default risk.

Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities and/or uncertain industry conditions. In addition, in depressed market conditions, charterers may have incentive to renegotiate their charters or default on their obligations under charters. Should a charterer in the future fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. In addition, if the charterer of a vessel in our fleet that is used as collateral under one or more of our loan agreements defaults on its charter obligations to us, such default may constitute an event of default under our loan agreements, which may allow the bank to exercise remedies under our loan agreements.

Although we assess the creditworthiness of our counterparties, a prolonged period of difficult industry conditions could lead to changes in a counterparty’s liquidity and increase our exposure to credit risk and bad debts. In addition, we may offer extended payment terms to our customers in order to secure contracts, which may lead to more frequent collection issues and adversely affect our financial results and liquidity.

We have received cargo claims as a result of a customer’s inability to honor its indemnification obligations, and failure to recover damages for these claims could adversely affect our business with an immaterial effect.

TORM has received two cargo claims, both relating to one of TORM’s customers having issued indemnities to allow TORM for discharge of cargoes, without the customer being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of bills of lading. Legal action has been initiated by the Group in the United Kingdom and in India against the customer and a number of individual owners and management representatives. During 2022, we settled one of the cargo claims and the proceedings are ongoing for the remaining cargo claim. Failure to recover damages for this claim could adversely affect our business although with an immaterial effect. TORM’s mitigation activities include, but are not limited to, credit assessment of all customers and contract clauses requiring documentation of the receiver stated in the bills of lading. TORM has adopted a policy that in some cases will require the customer to document that a discharge to a party - other than the receiver/consignee stated in the bill of lading - is in agreement with such receiver/consignee.

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

We currently derive substantially all of our revenues from a limited number of customers. In 2022, 20 customers accounted for approximately 74% of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.

As of December 31, 2022, the Group had available liquidity including undrawn committed facilities of $416 million, comprising of cash and cash equivalents, including restricted cash ($3 million) of $324 million and undrawn committed credit facilities amounting to $93 million. The undrawn committed credit facilities consist of two revolving credit facilities of $93 million as part of the Syndicated Facilities Agreement.

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

In addition, if available and satisfactory funding is insufficient at any time in the future, we may be unable to respond to competitive pressures or customers’ requirements regarding vessel maintenance and fleet age or take advantage of business opportunities. Failure to obtain additional financing could have a material adverse effect on our business, results of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.

As our product tanker fleet ages, we are exposed to increased operating costs and decreased competitiveness, which could adversely affect our earnings, and the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our owned vessels had an average age of 11.1 years as of December 31, 2022. The recent introduction of eco-designs for vessels emphasizes that there is a continuous need for us to focus on cost optimizing measures to remain competitive, which may require us to more rapidly upgrade our product tanker fleet in the future. We may not be able to fund or secure additional financing to complete the acquisition of new or second-hand vessels required to renew and upgrade our product tanker fleet, which may lead to deterioration of our product tanker fleet’s performance.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel, and the current age of our fleet means that we must spend substantial resources on maintenance. It is also difficult to estimate with certainty the maintenance and operating costs that will be incurred for an older vessel and there is a risk that these costs will exceed expectations. Further, older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. This difference in fuel-efficiency is likely to be compounded going forward as a result of the IMO’s lower sulfur fuel requirements currently in effect. Cargo insurance rates increase with the age of a vessel, as older vessels may be less desirable to charterers and may be restricted in the type of activities in which the vessels can engage. Some oil companies chartering our vessels have stricter compliance and maintenance requirements on vessels of 15 years of age or older and therefore such vessels’ tradability may decrease. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Any failure to pass vessel inspections by classification societies and other private and governmental entities and operate our vessels may have a material adverse effect on our future performance, results of operations, cash flows and financial position. With the implementation of SIRE 2.0 that started in the fourth quarter of 2022, TORM may experience a decline in tradability and lead to additional vessel inspections.

Our vessels are subject to inspections from government and private entities, and we are required to obtain permits, licenses and certificates for the operation of our vessels as well as vetting or other types of commercial and operational approvals. In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by the vessel’s country of registry. Classification societies are non-governmental, self-regulating organizations and certify that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel. A vessel must undergo various mandatory surveys. A vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company’s vessels are on survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is subject to statutory annual, intermediate and special surveys in a five-year cycle, this will include two surveys of the vessel’s underwater areas. During the COVID-19 outbreak, our vessels have continued audits and has not utilized possible dispensations. If any vessel fails any survey, the vessel may be unable to trade between ports and therefore be unemployable, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

During 2022, the Oil Companies International Marine Forum implemented a more comprehensive inspection process by introducing its Ship Inspection Report Program 2.0 (SIRE 2.0). This new program facilitates a risk-based approach assessing the safety and quality of a vessel and its crew on an ongoing basis. TORM allocates resources to implement the new standards and is well prepared for the more comprehensive requirements. However, this may cause TORM to experience a decline in tradability and lead to additional vessel inspections.

If we cannot meet our customers’ quality and compliance requirements, we may not be able to operate our vessels profitably.

Customers, and in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for the Company’s operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuously increasing requirements from oil industry constituents can further complicate our ability to meet the standards. Any non-compliance by the Company, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by oil operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Obligations associated with being a U.S.-listed public company require significant resources and management attention, and we incur increased costs as a result of being a U.S.-listed public company.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including Sarbanes-Oxley, and the listing and other requirements of Nasdaq New York. The various financial and other reporting obligations place significant demands on our management, administrative, operational and accounting resources and cause us to incur significant legal, accounting and other expenses that we would not otherwise incur. These rules and regulations increase our legal and financial compliance costs and may divert management’s attention to ensure compliance and make some activities more time-consuming and costly. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. We cannot accurately predict the amount of the additional costs we may incur in the future, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

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

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting as well as disclosure controls and procedures. Section 404(a) of the Sarbanes-Oxley Act requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Compliance with Section 404(a) requires substantial accounting expenses and significant management efforts. The costs of compliance with the foregoing requirement may have a material adverse effect on our future performance, results of operations, cash flows and financial condition. Additionally, as we are no longer an “emerging growth company”, Section 404(b) of the Sarbanes-Oxley Act requires the external auditor to attest to, and report on, our management’s assessment of our internal controls over financial reporting, which will increase the overall cost of compliance.

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

U.S. tax authorities could treat us as a ‘‘passive foreign investment company’’, which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a ‘‘passive foreign investment company,’’ or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ‘‘passive income’’ or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of ‘‘passive income’’. For purposes of these tests, ‘‘passive income’’ includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For the purposes of these tests, income derived from the performance of services does not constitute ‘‘passive income’’. U.S. shareholders of a PFIC are subject to certain reporting obligations and a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are or that we expect to become, a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering and voyage chartering activities as services income rather than rental income. Accordingly, we believe that our income from these activities does not constitute ‘‘passive income’’, and the assets that we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of “passive income”.

Although there is no direct legal authority under the PFIC rules addressing our method of operation, there is substantial legal authority supporting our position, consisting of the Code, legislative history, case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations or the composition of our income or assets change. If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences and will incur certain information reporting obligations that may be onerous. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse tax consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. Please see “Item 10. Additional Information—E. Taxation –U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant U.S. Federal Income Tax Consequences” for a more comprehensive discussion.

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

If we or our subsidiaries are not entitled to the exemption under Section 883 of the Code or under the terms of a U.S. income tax treaty for any taxable year, we and our subsidiaries would be subject to a 4% U.S. federal income tax on gross U.S. source shipping income for such taxable year. The imposition of this taxation could have a negative effect on our business and result in decreased earnings available for distribution to our shareholders. For example, if the benefits of Section 883 and the applicable U.S. income tax treaties were unavailable for our taxable year ended December 31, 2022, we estimate that our U.S. federal income tax liability for such taxable year would have increased by approximately $7.4 million, although our U.S. federal income tax liability for future taxable years would vary depending upon the amount of U.S. source shipping income that we earn in each such year. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation of the Company” for a more comprehensive discussion.

Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.

TORM is currently subject to a tonnage tax scheme in Denmark. If our participation in the tonnage tax scheme is abandoned, or if our level of investments and activities is significantly reduced (e.g. from significant or fully disposal of the Danish owned fleet), we may have to pay, in part or in full, a non-current tax liability related to held over gains, which as of December 31, 2022 is $45.2 million.

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

Moreover through our acquisition of Marine Exhaust Technology A/S we are exposed to changes to Danish corporate tax regime.

Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the product tanker industry.

The operation of ocean-going vessels represents a potential risk of significant losses and liabilities caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In the course of the fleet’s operation, various casualties, accidents and other incidents, including an oil spill or emission of other environmentally hazardous agents from a vessel, may occur that may result in significant financial losses and liabilities for us. An accident involving any of the fleet’s vessels could result in death or injury to persons, loss of property, environmental damage, delays in delivery of cargo, loss of revenue from termination of contracts or unavailability of vessels, fines or penalties, higher insurance rates, litigation and damage to our reputation and customer relationships.

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

As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to parts of our revenues being received and operating expenses paid in currencies other than United States dollars. We use United States dollars as the functional currency because the majority of the Company’s transactions are denominated in United States dollars. Thus, the Company’s exchange rate risk is related to cash flows not denominated in United States dollars. The primary risk relates to transactions denominated in Danish Krone or DKK, Euro or EUR, Indian Rupee or INR, Singapore Dollar or SGD, or other major currencies, which relate to administrative and operating expenses.

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

We use the derivative markets and take positions in derivative instruments, such as forward freight agreements (“FFAs”), for the purposes of hedging our exposure to fluctuations in the charter market, interest rates, foreign exchange rates and bunker prices. Our financing agreements set forth limitations on our level of forward freight agreements exposure and prohibit speculation on interest rates, foreign exchange and bunker swaps. From time to time, we may take positions in such derivative instruments, and as a result we may incur derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position. If liquidity in these derivative markets decreases or disappears, it could make it difficult or more expensive for us to perform such hedging, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

In such cases, shareholders resident in such non-U.K. jurisdictions may experience a dilution of their shareholding, possibly without such dilution being offset by any compensation received in exchange for subscription rights. No assurance can be given that local requirements will be complied with or that any registration statement would be filed in the United States or other relevant jurisdictions, or that another exemption from the registration requirements of the Securities Act or laws of other relevant jurisdictions would apply, so as to enable the exercise of such holders’ pre-emption rights or participation in any future securities issuances.

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

The risk of fraud is inherent in all industries and is not specific to the shipping industry. However, historically, the shipping industry has experienced an increased risk of fraud and fraudulent behavior. Potential fraud risks include purposeful manipulation and misrepresentation of financial statements, misappropriation of tangible assets, intangible assets and proprietary business opportunities, corruption including bribery and kickbacks as well as cyberattacks. We have established a system of internal controls to prevent and detect fraud and fraudulent behavior, consisting of segregation of duties, authorizations for trading, purchase and approval, codes of ethics and conduct, close monitoring of our financial position and a whistleblower facility. Moreover, we have implemented a fraud awareness campaign and instituted additional fraud prevention processes in cooperation with leading fraud prevention specialists.

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

Any breakdown in our IT systems, including breaches or other compromises of information security, whether or not involving a cyberattack, may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorized disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems and the diversion of management’s attention and resources. In addition, such breakdown could result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees and compensation or incentives offered to third parties whose data has been compromised. We may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees as well as potential settlements, judgments, and fines.

Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyberattacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel, and training employees.

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.

Risks Relating to Our Indebtedness

We have a significant amount of financial debt and servicing our current or future indebtedness limits funds available for other corporate purposes.

As of December 31, 2022, we had interest-bearing debt, which includes mortgage debt and bank loans, finance lease liabilities net of amortized bank fees of $973 million and cash and cash equivalents including restricted cash of $416 million. Net debt totaled $649.6 million.

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

As of December 31, 2022, we were in compliance with the financial covenants contained in our debt facilities.

Change of control and mandatory repayment provisions contained in certain of our debt facilities may lead to a foreclosure of our fleet.

The terms of certain of our debt facilities require us to repay the outstanding borrowings thereunder in full if there is a change of control, which would occur if: (i) Njord Luxco or any funds solely managed by Oaktree ceases to be able, through its appointees to our Board of Directors, to control our Board of Directors or ceases to own or control at least 33.34% of the maximum number of votes eligible to be cast at a general meeting, or (ii) another person or group of persons acting in concert gains direct or indirect control of more than 50% of the shares or otherwise has the power to cast more than 50% of the votes at a general meeting of the Company, appoint or remove the chairman of our Board of Directors or the majority of the members of our Board of Directors direct our operating and financial policies with which our directors are obliged to comply. Such change of control may occur as a result of either a sale of shares by Njord Luxco or by a share capital increase resulting in a dilution of Njord Luxco’s shareholding in the Company.

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

A large portion of our Class A common shares are beneficially held by a limited number of shareholders, including Njord Luxco, a company affiliated with Oaktree and its affiliates. Njord Luxco is our controlling shareholder. As of the date of this annual report and based on public fillings, Oaktree owns approximately 53,812,988 Class A common shares, or approximately 65.75% of our issued and outstanding Class A common shares, excluding treasury shares. One or a limited number of shareholders may have the ability, either acting alone or together as a group, to influence or determine the outcome of specific matters submitted to our shareholders for approval, including the election and removal of directors and amendments to the Articles of Association such as changes to our issued share capital or any merger or acquisition. Our Articles of Association contain certain restrictions on us undertaking certain actions unless the approval by certain of our directors and/or a particular majority of our shareholders is obtained. Such restrictions may hamper or impede our ability to take certain corporate actions in a timely manner or at all. Any changes to the composition of the Board of Directors may lead to material changes to our business going forward.

In its capacity as our controlling shareholder, Njord Luxco may also have interests that differ from those of other shareholders. In addition, Njord Luxco holds the Class C share, which has 350,000,000 votes at the general meetings on specified matters, including the election of members to the Board of Directors (including the Chairman but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. When the votes carried by the Class C share are combined with the votes carried by the Class A common shares, each held by Njord Luxco, such votes would represent approximately 93.41% of the votes that may be cast on resolutions on which the Class C share may vote.

The Class C share votes may only be cast on resolutions in respect of the appointment or removal of directors (excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The Class C share votes may not be cast on resolutions in respect of any amendments to reserved matters as specified in our Articles of Association (unless those reserved matters also constitute changes to our Articles of Association on which the Class C share is entitled to vote), pre-emptive rights of shareholders, rights attached to the Class B share and other minority protection rights provisions contained in our Articles of Association. Please see “Item 10. Additional Information—A. Share Capital —Our Shares—Class C Share”. The Class C share will be automatically redeemed when Njord Luxco and its affiliates cease to beneficially own at least one third of our issued Class A common shares. The voting rights attached to the Class C share have the practical effect of allowing Njord Luxco to control our Board of Directors and to make amendments to the Articles of Association proposed by the Board of Directors, other than amendments to the minority protections, even when Njord Luxco holds only a third of our issued Class A common shares.

The interests of Njord Luxco may conflict with the interests of the other shareholders. In addition, conflicts of interest may exist or occur among the major shareholders themselves.

Further, Njord Luxco, companies affiliated with Njord Luxco and companies affiliated with Njord Luxco’s indirect parent, Oaktree, hold substantial commercial and financial interests in other shipping companies, including companies that are active in the same markets as us, and with whom we might compete from time to time. Any material conflicts of interest between us and Njord Luxco, Oaktree and/or other shareholders may not be settled in our favor and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

An active and liquid market for our Class A common shares may not develop or be sustained.

TORM plc’s Class A common shares trade on both Nasdaq New York and Nasdaq Copenhagen. Active and liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants. Since the listing of our Class A common shares on Nasdaq New York, a limited number of our Class A common shares have traded on Nasdaq New York. If a more active trading market for our Class A common shares does not develop, the price of the Class A common shares may be more volatile, and it may be more difficult and time-consuming to complete a transaction in the Class A common shares, which could have an adverse effect on the realized price of the Class A common shares, or we could be delisted from Nasdaq New York. We cannot predict the price at which our Class A common shares will trade and cannot guarantee investors can sell their shares at or above the issuance price. There is no assurance that a more active and liquid trading market for our Class A common shares will develop or be sustained in the United States.

We cannot guarantee that our Board of Directors will declare dividends.

Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our Articles of Association, applicable law and in accordance with loan agreements. We can only distribute dividends to shareholders out of funds legally available for such payments. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will be able to or decide to pay dividends to shareholders in the future. Pursuant to our distribution policy, we intend to distribute on a quarterly basis excess liquidity above a fixed threshold cash level as at the balance sheet day. For each quarter, the threshold cash level will be determined as the product of cash requirement per vessel and the number of owned and leased vessels in our fleet as at the balance sheet day. Excess liquidity is determined as our readily available liquidity less the threshold cash level. The readily available liquidity is defined as i) TORM’s cash balance at the last day of the quarter preceding the relevant distribution date excluding restricted cash, plus ii) undrawn amounts on TORM’s working capital facilities, minus iii) proceeds received from vessel sales, or additional proceeds from vessel refinancing, or securities offerings in the past 12 months earmarked for share repurchases, debt prepayment, vessel acquisitions, or general corporate purposes. The cash requirement per vessel is fixed at: $1.8 million for September 30, 2022 ($1.5 million for June 30, 2022). Any changes to our dividend policy could adversely affect the market price of our common shares.

In addition, the markets in which we operate our vessels are volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. We may also incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. If additional financing is not available to us on acceptable terms, our Board of Directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Distribution Policy”.

Additional factors that could affect our ability to pay dividends include statutory and contractual limitations on the ability of our subsidiaries to pay dividends to us, including under current or future debt arrangements, economic conditions, including the impact of the ongoing COVID-19 pandemic and macroeconomic impacts on our business and financial condition, such as inflationary pressure, and other factors the Board of Directors may deem relevant.

We may issue additional securities without shareholder approval, which may dilute ownership interests of existing shareholders and may depress the market of our securities.

We may issue additional securities of equal or senior rank to existing securities, without shareholder approval, in a number of circumstances. At the Company’s 2020 Annual General Meeting of Shareholders, our Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expire on April 14, 2025.

The issuance by us of additional securities of equal or senior rank to existing securities may have the following effects:

●	our existing shareholders’ proportionate ownership interest in us may decrease;
●	the amount of cash available for dividends or interest payments may decrease;
●	the relative voting strength of previously issued outstanding securities may be diminished; and

●	the market price of our securities may decline.

In accordance with our remuneration policy, our Board of Directors has, as part of the long-term incentive program, granted certain members of our management and employees Restricted Share Units, or RSUs, in the form of restricted stock options. The RSUs aim at incentivizing the employees to seek to improve the performance of the Company and thereby our share price for the mutual benefit of themselves and our shareholders. There were an aggregate of 2,402,719 RSUs outstanding as of the date of this annual report. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. The RSUs will vest over a three to five-year period from the grant date with an original exercise price for each Class A common share of DKK 69.9, 53.5 or 58.0, depending on the year that the RSUs were granted. The exercise price on the RSUs may be adjusted by the Board of Directors to reflect dividend payments made to shareholders. Assuming the exercise of all of our outstanding warrants and full vesting and exercise of our outstanding RSUs, this would result in the issuance of 2,402,719 additional Class A common shares representing approximately 3% of our issued and outstanding Class A common shares. Please see “Item 10. Additional Information-A. Share Capital-Restricted Share Units”.

Our share price may be highly volatile, and future sales of our Class A common shares could cause the market price of our Class A common shares to decline.

The market price of TORM plc’s shares, has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. The stock market experiences extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have a material adverse effect on the market price of our Class A common shares and impact a potential sale price if holders of our Class A common shares decide to sell their shares.

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

In addition, the market price and trading volume of our Class A common shares have very recently and at certain other times in the past exhibited, and may continue to exhibit, extreme volatility, including within a single trading day. A proportion of our common shares may be traded by short sellers which may put pressure on the supply and demand for our Class A common shares, creating further price volatility. In particular, a possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to sudden extreme price volatility in our Class A common shares. Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our common shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company and could cause purchasers of our common shares to incur substantial losses.

In addition, some companies that have experienced volatility in the market price of their common shares have been subject to securities class-action litigation. If instituted against us, such litigation could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, operating results and growth prospects. There can be no guarantee that the price of our common shares will remain at or rise above its post-Distribution level or that future sales of our common shares will not be at prices lower than those initially distributed or sold to investors.

We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Therefore, we cannot assure you that you will be able to sell any of our Class A common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell our common shares at all.

Future issuances and sales of our Class A common shares could cause the market price of our Class A common shares to decline.

As of the date of this annual report, our issued (and fully paid up) share capital is $823,325.68, which is represented by 82,332,566 Class A common shares (which includes 493,371 treasury shares), one Class B share and one Class C share. Issuances and sales of a substantial number of Class A common shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our Class A common shares. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Our shareholders may incur dilution from any future equity offering.

Risks Related to Being an English Company Listing Class A Common Shares

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware.

We are incorporated under the laws of England and Wales. The rights of holders of our Class A common shares are governed by English law, including the provisions of the U.K. Companies Act 2006, or the U.K. Companies Act, and by our Articles of Association. These rights may differ in certain respects from the rights of shareholders in typical U.S. corporations organized in Delaware. The principal differences are set forth in “Description of Class A Common Shares” contained in Exhibit 2.4 to this report.

We are subject to the United Kingdom Bribery Act, the U.S. Foreign Corrupt Practices Act and potentially other anti-corruption laws as well as export control laws, customs laws, sanctions laws and other laws impacting our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the United Kingdom Bribery Act 2010 (“Bribery Act”), the U.S. Foreign Corrupt Practices Act, as amended (the “FCPA”), and potentially other anti-corruption laws that apply in countries where we do business. We and our commercial partners operate in a number of jurisdictions that may pose a risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA, or other anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our internal operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export controls, economic sanctions, customs requirements, anti-boycott requirements, and currency exchange regulations (collectively, “Trade Control Laws”).

While we maintain policies and procedures reasonably designed to ensure compliance with applicable anti-corruption laws and Trade Control Laws, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws (including the Bribery Act or the FCPA) or other legal requirements, including Trade Control Laws. If we are not in compliance with the Bribery Act, the FCPA or other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions, remedial measures and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control Laws by the United Kingdom, U.S. or other authorities could also have a material adverse impact on our reputation, our future performance, results of operations, cash flows and financial position.

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

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (informally known as “Brexit”). The United Kingdom’s withdrawal from the European Union took effect at 11pm GMT on January 31, 2020, when the European Union (Withdrawal Agreement) Act 2020 came into force. The European Union (Withdrawal Agreement) Act 2020 provided for a transition period commencing on January 31, 2020 and ending at 11pm GMT on December 31, 2020. It is still not entirely clear what impact Brexit will have on the conduct of cross-border business. There remains uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply to the United Kingdom. The United Kingdom’s exit from the EU could to some extent change the regulatory and tax framework applicable to the Company. The withdrawal of the United Kingdom from the EU may lead to a downturn across the European economies, and there is a risk that other countries in the European Union will look to hold referendums on whether to stay in or leave the EU. Whilst there has been no significant impact on the Company through March, 2023, it is too early to anticipate what any future law, regulatory and market developments and impacts might be. Therefore, the Group considers that the potential effects of Brexit could have unpredictable consequences for financial markets and may adversely affect our future performance, results of operations, cash flows and financial position.

We are subject to data protection laws under United Kingdom legislation, and any breaches of such legislation could adversely affect our business, reputation, results of operations and financial condition.

Our ability to obtain, retain and otherwise manage personal data is governed by data protection and privacy requirements and regulatory rules and guidance. In the United Kingdom, we must comply with the Data Protection Act 2018 in relation to processing certain personal data. The application of data privacy laws is often uncertain, and as business practices are challenged by regulators, private litigants and consumer protection agencies, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data protection practices. Additionally, under European data protection laws, distributing personal data into the United States may constitute an offense. Any breaches of such legislation could have a material adverse effect on our business, reputation, results of operations and financial condition.

Pre-emption rights for U.S. and other non-United Kingdom holders of shares may be unavailable.

In the case of certain increases in our issued share capital, under English law, existing holders of shares are entitled to pre-emption rights to subscribe for such shares, unless shareholders disapply such rights by a special resolution at a shareholders’ meeting. These pre-emption rights have been disapplied by TORM plc’s shareholders in respect of certain new issuances, see “Item 10. Additional Information—A. Share Capital”, and we shall propose equivalent resolutions in the future once the initial period of disapplication has expired. In any event, U.S. holders of common shares in U.K. companies are customarily excluded from exercising any such pre-emption rights they may have, unless a registration statement under the Securities Act is effective with respect to those rights, or an exemption from the registration requirements thereunder is available. We do not intend to file any such registration statement, and we cannot assure prospective U.S. investors that any exemption from the registration requirements of the Securities Act or applicable non-U.S. securities laws would be available to enable U.S. or other non-U.K. holders to exercise such pre-emption rights or, if available, that we will utilize any such exemption.

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

We have global operations, and the functions related to owning and operating a global scale product tanker fleet are spread across various subsidiaries, including crewing, technical maintenance, chartering and ownership of vessels. Cross-border business within our foreign subsidiaries and TORM plc can be complicated. We will likely enter into further agreements by and among our subsidiaries on the one hand and TORM plc on the other hand in the future. To ensure compliance with transfer pricing regulations, such transactions must in general be conducted on arm’s length basis. We believe that these transactions are on arm’s length terms, but no assurance can be given that we would not have been able to secure more favorable terms from third parties.

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

TORM plc is a tax resident of the United Kingdom and owns 100% of the shares of TORM A/S and should as a starting point be entitled to the benefits under the EU Parent/Subsidiary Directive (2011/96/EU) provided TORM plc is the beneficial owner of the dividends and is not subject to Danish anti-abuse rules. It is, however, not currently clear whether similar provisions would continue to apply following the United Kingdom’s departure from the European Union.

However, TORM plc should be entitled to the benefit of the double tax treaty entered into between Denmark and the United Kingdom. The double tax treaty reduces dividend withholding tax to nil for wholly-owned subsidiaries (where the relevant conditions are satisfied), and its protection would, in principle, be available regardless of the United Kingdom’s departure from the European Union. In order for the double tax treaty to apply, TORM plc must be considered the beneficial owner of the dividends and must not be subject to Danish anti-abuse rules. We believe that the group structure, the level of business activity carried out in the United Kingdom by TORM plc, the economic risk of TORM plc and TORM plc’s right to dispose of dividends received justify that TORM plc is the beneficial owner of dividends received from TORM A/S, that TORM plc is not a conduit entity and that Danish anti-abuse rules should not apply.

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

The Company was founded as TORM A/S in 1889 by Captain Ditlev E. Torm and Christian Schmiegelow. Within the first ten years, the fleet of TORM A/S consisted of four vessels, and in 1905 TORM A/S became listed on the Copenhagen Stock Exchange. In connection with the Redomiciliation in 2016, TORM A/S became a wholly-owned subsidiary of TORM plc. As of the date of this annual report, we operate a fleet of 80 owned or chartered-in vessels and our Class A common shares are listed on both Nasdaq Copenhagen and Nasdaq New York under the symbols “TRMD A” and “TRMD,” respectively.

TORM plc is a public limited company incorporated under the laws of England and Wales on October 12, 2015 under the name Anchor Admiral Limited with company number 09818726. Anchor Admiral Limited was renamed TORM Limited on November 26, 2015, and TORM Limited was renamed TORM plc on January 20, 2016. TORM plc’s registered office is at Office 105 | 20 St Dunstan’s Hill London, EC3R 8HL, United Kingdom. Our telephone number at this address is +44 203 795 2794. Our main commercial and technical activities are managed out of our office at Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Our telephone number at that address is +45 39 17 92 00. We also have eight offices located in Mumbai (India), New Delhi (India), Manila (the Philippines), Cebu (the Philippines), Singapore (Singapore), Houston (Texas, USA) and we will soon open our ninth office in Dubai (United Arab Emirates). Our website is www.torm.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report.

We are one of the world’s largest carriers of refined oil products. Our activities are primarily the transportation of clean petroleum products, such as gasoline, jet fuel, kerosene, naphtha and gas oil, and occasionally dirty petroleum products, such as fuel oil. We are active in all larger vessel segments of the product tanker market from Medium Range (MR) to Long Range 2 (LR2) tankers. For an overview of the specifications of our fleet, reference is made to “TORM Fleet development” on page 58 of our Annual Report 2022. In January 2023, we acquired seven 2011-2013 built LR1 tankers for a total cash value of $233 million in 2022. All vessels are expected to be delivered no later than April 30, 2023. See “Item 4. Information on the Company-B. Business Overview.”

We have an extensive in-house operating and management platform which performs commercial, administrative and technical management for our vessels. Through this integrated platform, we handle the commercial management of all our vessels and the technical management of all our owned vessels, other than three vessels technically managed by an unaffiliated third party. In addition, we conduct all vessel sale and purchase activities in-house, leveraging relationships with shipbrokers, shipyards, financial institutions and other shipowners.

Listing on Nasdaq New York

In December 2017, we effected a direct listing of our Class A common shares on Nasdaq New York. Our Class A common shares commenced trading on Nasdaq New York under the symbol “TRMD” on December 11, 2017. As a result of our listing on Nasdaq New York, our Class A common shares may be traded on both Nasdaq New York and Nasdaq Copenhagen. All of our outstanding Class A common shares are identified by CUSIP G89479 102 and ISIN GB00BZ3CNK81.

Dividends

On August 18, 2022, our board of directors approved a dividend of $0.58 per share, with a total dividend payment of approximately $47.3 million in line with our new distribution policy. The dividend payment was made on September 16, 2022, to shareholders of record as of September 1, 2022, with the ex-dividend date on August 31, 2022. The dividend payment has not been recognized as a liability and there are no tax consequences.

On November 10, 2022, our board of directors approved a dividend of $1.46 per share, with a total dividend payment of approximately $119.4 million in line with our new distribution policy. The dividend payment was made on December 8, 2022, to shareholders of record as of November 23, 2022, with the ex-dividend date on November 22, 2022. The dividend payment has not been recognized as a liability and there are no tax consequences.

Developments

On August 1, 2022, we settled a cargo claim and subsequently reassessed the provisions in relation to the remaining cargo claim. As a result, we reversed provisions and recognized income amounting to $6.3 million on June 30, 2022. As of December 31, 2022, the total amount relating to the claims is $6.5 million. Legal proceedings are still ongoing and therefore the provisions recognized are subject to uncertainty relating to both timing and amount.

On August 15, 2022, we entered into an agreement to purchase 75% of the shares in Marine Exhaust Technology A/S for $2.0 million. Marine Exhaust Technology A/S is a Danish based company owning ME Production A/S (“MEP”), which produces solutions to reduce air pollutants in the connection with marine transportation. The closing of the transaction took place on September 1, 2022.

On January 25, 2023, TORM entered into an agreement to purchase three LR1 vessels, which together with another agreement that TORM entered into earlier in January 2023, resulted in TORM purchasing a total of seven 2011-2013 built LR1 vessels. All the seven vessels are expected to be financed by sale and leaseback agreements.

On March 16, 2023, TORM entered into an agreement to purchase three 2013-built MR eco product tanker vessels for a total cash consideration of USD 48.5m and the issuance of 1.42 million shares. The vessels are expected to be delivered no later than 31 May 2023. The cash element of the transaction is expected to be financed through traditional bank financing and in connection with each of the three deliveries, TORM will issue one third of the total share issuance, corresponding to 50% of the total consideration.

On March 16, 2023, obtained commitment for refinancing of USD 433m bank and leasing agreements into two new bank facilities, thereby extending debt maturities until 2028, with a possibility to extend most of the debt expiration to 2029. Further, TORM has obtained commitment for financing additional second-hand vessels for up to USD 123m with the same expiration terms. The refinanced debt will be structured as a syndicated facilities agreement with six to nine banks of up to USD 322m that will refinance 21 vessels built between 2009 and 2020 and a bilateral facilities agreement of up to USD 111m that will refinance 26 vessels built between 2003 and 2008. Closing of the agreements is subject to documentation and is expected during the second quarter of 2023.

B. Business Overview

For further information on environmental, social and governance issues, reference is made to pages 22-49 of the Annual Report 2022 and TORM’s separate Responsibility Report that can be found on our webpage www.torm.com. None of the information contained on this website is incorporated into or forms a part of this annual report.

Our Fleet

The following table sets forth summary information regarding our fleet of owned product tankers, including the vessels that we charter in as of the date of this annual report.

Vessel Name	Type	DWT	Year Built	Shipyard(1)

Owner On-the-Water Product Tankers
TORM Hilde	LR2	114,000	2018	GSI Nansha
TORM Hermia	LR2	114,000	2018	GSI Nansha
TORM Kirsten	LR2	114,445	2015	Hyundai HI (Gunsan)
TORM Kristina	LR2	114,323	2015	Hyundai HI (Gunsan)
TORM Maren	LR2	109,672	2008	Dalian Shipbuilding
TORM Marina	LR2	109,672	2007	Dalian Shipbuilding
TORM Mathilde	LR2	109,672	2008	Dalian Shipbuilding
TORM Elise	LR1	75,000	2020	GSI Nansha
TORM Elizabeth	LR1	75,000	2020	GSI Nansha
TORM Estrid	LR1	74,999	2004	Hyundai HI (Ulsan)
TORM Ismini	LR1	74,999	2004	Hyundai HI (Ulsan)
TORM Sara	LR1	72,718	2003	Samsung HI
TORM Signe	LR1	72,718	2005	Samsung HI
TORM Sofia	LR1	72,660	2005	Samsung HI
TORM Venture	LR1	73,700	2007	New Century SB
TORM Adventurer	MR	46,042	2007	Brod. Trogir
TORM Allegro	MR	46,184	2012	Brod. Trogir
TORM Amorina	MR	46,184	2012	Brod. Trogir
TORM Cavatina	MR	46,200	2010	Brod. Trogir
TORM Corrido	MR	46,156	2011	Brod. Trogir
TORM Discoverer	MR	45,012	2008	Brod. Trogir
TORM Eric	MR	51,266	2006	STX SB (Jinhae)
TORM Freya	MR	45,990	2003	STX SB (Jinhae)
TORM Hardrada	MR	45,983	2007	Shin Kurushima
TORM Helvig	MR	46,187	2005	STX SB (Jinhae)
TORM India	MR	49,999	2010	Hyundai Mipo

Vessel Name	Type	DWT	Year Built	Shipyard(1)

TORM Kansas	MR	46,955	2006	Hyundai Mipo
TORM Laura	MR	49,999	2008	GSI Liwan
TORM Leader	MR	46,070	2009	Brod. Trogir
TORM Lene	MR	49,999	2008	GSI Liwan
TORM Lilly	MR	49,999	2009	GSI Liwan
TORM Loke	MR	51,372	2007	SLS Shipbuilding
TORM Lotte	MR	49,999	2009	GSI Liwan
TORM Louise	MR	49,999	2009	GSI Liwan
TORM Philippines	MR	49,999	2010	Hyundai Mipo
TORM Platte	MR	46,959	2006	Hyundai Mipo
TORM Ragnhild	MR	46,187	2005	STX SB (Jinhae)
TORM Republican	MR	46,955	2006	Hyundai Mipo
TORM Resilience	MR	49,999	2005	STX SB (Jinhae)
TORM Solution	MR	49,999	2019	GSI Nansha
TORM Sovereign	MR	49,999	2017	Hyundai Mipo
TORM Splendid	MR	49,999	2020	GSI Nansha
TORM Stellar	MR	49,999	2020	GSI Nansha
TORM Strength	MR	49,999	2019	GSI Nansha
TORM Strong	MR	49,999	2019	GSI Nansha
TORM Sublime	MR	49,999	2019	GSI Nansha
TORM Success	MR	49,999	2019	GSI Nansha
TORM Supreme	MR	49,999	2017	Hyundai Mipo
TORM Thames	MR	47,036	2005	Hyundai Mipo
TORM Thor	MR	49,842	2015	Sungdong SB
TORM Thunder	MR	49,842	2015	Sungdong SB
TORM Thyra	MR	45,950	2003	STX SB (Jinhae)
TORM Timothy	MR	49,842	2015	Sungdong SB
TORM Troilus	MR	49,842	2016	Sungdong SB
TORM Voyager	MR	45,916	2008	Brod. Trogir

Chartered-in and leased Product Tankers
TORM Agnes (6)	MR	49,999	2011	GSI Liwan
TORM Agnete (6)	MR	49,999	2010	GSI Liwan
TORM Almena (6)	MR	49,999	2010	GSI Liwan
TORM Amalie (6)	MR	49,999	2011	GSI Liwan
TORM Anabel (7)	MR	49,999	2012	GSI Liwan
TORM Astrid	MR	49,999	2012	GSI Liwan
TORM Arawa (7)	MR	49,999	2012	GSI Liwan
TORM Aslaug (6)	MR	49,999	2010	GSI Liwan
TORM Atlantic (6)	MR	49,999	2010	GSI Liwan
TORM Kiara (6)	LR2	114,445	2015	Hyundai HI (Gunsan)
TORM Helene (7)	LR2	114,000	2021	GSI Nansha
TORM Hellerup (6)	LR2	114,000	2018	GSI Nansha
TORM Herdis (6)	LR2	114,000	2018	GSI Nansha
TORM Malaysia (3)	MR	51,737	2011	Hyundai Mipo
TORM New Zealand (3)	MR	51,737	2011	Hyundai Mipo
TORM Alexandra (2)	MR	49,999	2010	GSI Liwan
TORM Alice (2)	MR	49,999	2010	GSI Liwan
TORM Australia (3)	MR	51,737	2011	Hyundai Mipo
TORM Singapore (3)	MR	51,737	2011	Hyundai Mipo
TORM Titan (4)	MR	49,842	2016	Sungdong SB
TORM Torino (5)	MR	49,842	2016	Sungdong SB
TORM Hannah (9)	LR2	109,999	2016	GSI Nansha
TORM Houston (8)	LR2	114,000	2022	GSI Nansha

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

(2) Vessels were sold and leased back on bareboat charter with contract expirations in 2026. We have a purchase option for the individual vessels in both 2024 and 2026. No sales were recorded under IFRS and hence the vessels have not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

(3) Vessels were sold and leased back on bareboat charter with a contract expiration in 2025. We have a purchase obligation for the individual vessels. No sales were recorded under IFRS and hence the vessels have not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

(4) Vessel was sold and leased back on bareboat charter with a contract expiration in 2026. We have a purchase obligation for the vessel. No sale was recorded under IFRS and hence the vessel has not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

(5) Vessel was sold and leased back on bareboat charter with a contract expiration in 2024. We have a purchase obligation for the vessel. No sale was recorded under IFRS and hence the vessel has not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

(6) Vessel was sold and leased back on bareboat charter with a contract expiration in 2029. We have a purchase option for the individual vessels. No sale was recorded under IFRS and hence the vessel has not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

(7) Vessel was sold and leased back on bareboat charter with a contract expiration in 2031. We have a purchase option for the individual vessels. No sale was recorded under IFRS and hence the vessel has not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

(8) Vessel was sold and leased back on bareboat charter with a contract expiration in 2032. We have a purchase option for the individual vessels. No sale was recorded under IFRS and hence the vessel has not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

(9) Vessel was sold and leased back on bareboat charter with a contract expiration in 2033. We have a purchase option for the individual vessels. No sale was recorded under IFRS and hence the vessel has not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

Fleet Development

Vessel Acquisitions

On August 9, 2022, we took delivery of TORM Hannah, a secondhand LR2 vessel, which we purchased during the second quarter ended June 30, 2022. TORM Hannah was financed by a sale and leaseback agreement.

As previously disclosed, in the fourth quarter of 2021, we took delivery of TORM Helene, the first one of two LR2 vessels from our newbuilding program announced during the first quarter of 2020. The last LR2 newbuilding, TORM Houston, was delivered in January 2022.

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

In 2020, we took delivery of four newbuildings, two LR1 newbuildings, TORM Elise and TORM Elizabeth, and two MR newbuildings, TORM Splendid and TORM Stellar. The LR1 vessels were financed under our Syndicated Facility Agreement and the MR vessels were financed under the KfW Facility. In the fourth quarter of 2020, we took delivery of TORM India, a 2010-built deepwell MR vessel, for a total consideration of $15 million, and $14 million of the purchase price was financed through an additional draw down of our existing DSF facility and the remaining was financed through working capital. See “Item 4. Information on the Company⸻B. Business Overview⸻Fleet Development⸻Sale and Leaseback Transactions.”

Vessel Dispositions

As previously disclosed, during the fourth quarter of 2021, we completed the sale and leaseback of eight of the planned nine refinancings of existing MR vessels built from 2010 to 2012 with a Chinese financial institution. Early January 2022, we completed the sale and leaseback transaction of the last of the nine MR vessels. TORM divested eight of the oldest vessels in our fleet from the fourth quarter of 2021 until the end of the third quarter of 2022.

In 2022, we entered into agreements to sell seven of our vessels with an average age of approximately 18 years for a total consideration of $88 million. As a result of this sale, we have fully exited the Handysize segment. In the second quarter of 2022, TORM delivered four vessels including TORM Emilie, an LR1 vessel sold in December 2021, TORM Tevere (Handysize vessel), TORM Gudrun (LR2 vessel) and TORM Horizon (MR vessel). In the third quarter of 2022, TORM delivered the remaining four previously sold vessels including TORM Gyda (our last Handysize vessel), TORM Valborg (LR2 vessel), TORM Ingeborg (LR2 vessel) and TORM Moselle (MR vessel).

In 2021, we entered into agreements to sell a total of two vessels: the MR vessel TORM Carina (built in 2003) for at total consideration of $10 million and the LR1 TORM Emilie (built in 2004) for $13 million.

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

Scrubber Investments

As of the date of this annual report, we have successfully installed scrubbers on 58 of our vessels, with another 10 installations scheduled to be completed by February 28, 2024. Upon completion, 68 vessels will be fitted with scrubbers, with the remaining vessels continuing to use compliant fuels with 0.5% sulfur content.

Sale and Leaseback Transactions

In the third quarter of 2022, we took delivery of the second-hand LR2 vessel (TORM Hannah) purchased in Q2 2022 and subsequently entered into a sale and leaseback financing transaction which included purchase options during the lease period.

After the first quarter of 2021, we completed the sale and leaseback of two LR2 vessels. In 2021, we also obtained commitment from a new Chinese financial institution for the sale and operational leaseback of nine existing MR vessels built from 2010 to 2012.

In the fourth quarter of 2021, we completed the sale and leaseback of eight of the planned nine refinancings of existing MR vessels built from 2010 to 2012 with a Chinese financial institution. In early January of 2022, we completed the sale and leaseback transaction of the last of the nine MR vessels. In the first quarter of 2020, we entered into sale and leaseback agreements and corresponding bareboat charters with a Chinese counterparty for $76 million of the acquisition price for our two LR2 newbuildings. The contract covers a ten-year sale and leaseback agreement with purchase options during the lease period and at maturity.

For information about our financing agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements”.

Employment of Our Product Tanker Fleet

Our current strategy is to employ our vessels worldwide primarily in the spot market. We believe that this will enable us to take advantage of potential increases in product tanker hire rates in the near term. We may seek to employ some of our vessels on longer-term time charter contracts, if customer needs and expected returns make this more attractive. Employing vessels on longer-term contracts may provide us with the benefits of stable cash flows and high utilization rates. In addition, from time to time, we may employ our vessels on shorter-term charters and under COAs and we may enter into forward freight agreements. Reference is made to the Glossary on page 196 of the Annual Report 2022 for the definitions of Spot Market, Time Charter, COA and Bareboat Charter.

Coverage

For information on the coverage of our Fleet, including the definitions of certain key terms related to the coverage of our Fleet, reference is made to “Market Drivers and Outlook” on page 53 of the Annual Report 2022 and to the Glossary on page 196 of the Annual Report 2022.

Management of Our Fleet

For information on management of our fleet, reference is made to “Business Model and Strategic Choices” on pages 9-20 of the Annual Report 2022.

Customers

We generate revenue by charging customers for the transportation of primarily refined oil products and occasionally crude oil. Many of our largest customers in the product tanker segment are companies operating in the oil industry such as major oil companies, state-owned oil companies and international trading houses.

Customer Concentration

During 2022, our 20 largest customers accounted for approximately 74% of our total revenue, of which one customer accounted for 12% of the Company’s revenue. None of our other customers accounted for more than 10% of our total revenues.

Our Business Strategy

For information on our business strategy, reference is made to “Business Model and Strategic Choices” on pages 9-20 of the Annual Report 2022.

The Product Tanker Industry

For information on the product tanker industry, reference is made to “Market Review” on pages 51-52 of the Annual Report 2022. For information on the risks associated with operating within the product tanker market, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Our Industry.”

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor masters or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of the vessels in our product tanker fleet or lead to the invalidation or reduction of our insurance coverage. We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the recycling of older vessels throughout the industry. Each of our vessels is inspected by a surveyor of the classification society once every year within the window period for the annual survey, every two to three years for intermediate survey and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit effected. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater parts of the vessel and for necessary repair stemming from the inspection. Special surveys frequently require dry-docking.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other certain areas including areas in China that are subject to local regulations also impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1,2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy-Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and have entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels to be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregating groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquids or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

In June 2022, SOLAS also set out new amendments that will take effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed, and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard”

specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. Guidance will be developed at MEPC 80 (in July 2023) to set out appropriate actions and uniform procedures to ensure compliance with the BWM Convention.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for an oil tanker, other than a single-hull oil tanker, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2022, the new adjusted limits of OPA liability for an oil tanker, other than a single-hull oil tanker, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. Similarly, the limitation on liability does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 I, I) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019 which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damage from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule in December 2018, the EPA and Department of the Army proposed a revised, limited definition WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which was subject to public comment until February 7, 2022. On December

30, 2022, the EPA and the Department of Army announced the final WOTUS rule that largely reinstated the pre-2015 definition. On February 24, 2022, the EPA announced ten roundtables to facilitate discussion on the implementation of WOTUS, which met in Spring and Summer of 2022. On January 24, 2022, the U.S. Supreme Court granted certiorari for Sackett v. EPA, for which oral arguments were held in October 2022. Any decision will address the scope of WOTUS and may impact the rulemaking.

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

California legislation effective on January 1, 2021, establishes increased fines for oil spills in California State waters. The legislation doubles certain existing fines up to a maximum of $1,000,000 for each violation, with each day or partial day of a violation being considered a separate violation and empower courts to impose a new additional fine of up to $1,000 per gallon of oil spilt in excess of 1,000 gallons. In each case a fine may be imposed if the violator knowingly caused, or reasonably should have known that their actions would lead to, an oil spill into Californian State waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”). On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in July 2023), with a view to adoption.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market, EU ETS, are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also issued a supplemental proposed rule in November 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule in 2023. If these new regulations are finalized, they could affect our operations.

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

In general, during the above surveys, if any defects are found, the classification surveyor will require immediate repairs or issue a ‘‘recommendation’’ which must be rectified by the shipowner within prescribed time limits.

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

For further information on environmental, social and governance issues, reference is made to pages 22-49 of the Annual Report 2022 and TORM’s separate ESG Report that can be found on our webpage www.torm.com.  None of the information contained on this website is incorporated into or forms a part of this annual report.

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

Marine and War Risks Insurance

We have in force marine hull and machinery, war risks insurance as well as P&I, bunker and cash insurances for all of our vessels.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident and approximately $8 billion per vessel for other types of overspill P&I claims, such as wreck removal. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Competition

We operate in markets that are highly competitive. We compete for charters on the basis of price, vessel location, size, age and condition of the product tankers as well as our reputation as an operator. We compete primarily with owners and operators of product tankers in the MR, LR1 and LR2 fleets. We believe that the ownership of product tankers is fragmented and divided among major oil companies and independent product tanker owners. The fragmented competitive landscape can be illustrated by our market position. Although we have one of the largest owned fleets, according to industry sources, our owned fleet constitutes approximately 3% of the existing global product tanker fleet (in dwt terms).

C. Organizational Structure

TORM plc (formerly Anchor Admiral Limited and TORM Limited) is a public limited company incorporated on October 12, 2015 under the laws of England and Wales under the name Anchor Admiral Limited with company number 9818726. Anchor Admiral Limited was renamed TORM Limited on November 26, 2015 and TORM Limited was renamed TORM plc on January 20, 2016. Following the closing of the Exchange Offer (discussed herein) and the listing of TORM plc’s Class A common shares on Nasdaq Copenhagen on April 19, 2016, TORM plc became the publicly listed parent company of TORM A/S, which is now our wholly-owned subsidiary. The Group is engaged in the business of owning and operating product tankers to transport refined petroleum products. As of December 31, 2022 we, TORM A/S and other subsidiaries, owned 55 of the vessels in our product tanker fleet and bareboat chartered in 23 vessels with an option or obligation to buy back the vessels and expect to apply the same ownership structure for each additional vessel that we acquire in the future, through separate wholly-owned subsidiaries. The management of our fleet, including vessels that we charter in, is performed by our wholly-owned subsidiaries. We have offices in the United Kingdom, Denmark, Mumbai (India), New Delhi (India), Manila (the Philippines), Cebu (the Philippines), Singapore (Singapore), Houston (Texas, USA) and Dubai (registered subsequent to the year ended December 31, 2022).

A list of our significant subsidiaries is filed herewith as Exhibit 8.1.

D. Property, Plants and Equipment

We own no properties other than our vessels. We lease office space in various jurisdictions and had the following material leases in place as of December 31, 2022:

●	London, United Kingdom, located at Office 105, 20 St Dunstan’s Hill, EC3R 8HL with one employee at this location;
●	Hellerup, Denmark, located at Tuborg Havnevej 18, DK-2900, with approximately 130 employees at this location;
●	Singapore, Singapore, located at 6 Battery Road #27-02, with approximately 14 employees at this location;
●	Houston, Texas, USA, located at Suite 1625, 2500 City West Boulevard, with approximately 11 employees at this location;
●	Manila, the Philippines, located at 7th Floor Salcedo Towers, 169 HV dela Costa Street, with approximately 38 employees at this location;
●	Cebu, the Philippines, located at 2nd Floor Causing-Lozada Inc Building, Osmena Blvd. cor Lapu-Lapu St., with three employees at this location;

●	Mumbai, India, located at 2nd Floor, Leela Business Park, Andheri-Kurla Road, with approximately 156 employees at this location; and
●	New Delhi, India, located at Red Fox Hotel, Asset 6, IGI Road, Aerocity, with two employees at this location.

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

The audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with IFRS as issued by the IASB. The financial statements are presented in U.S. Dollar millions unless otherwise indicated. The discussion included in the following sections covers our operating results in 2022 compared with 2021. For the discussion of our operating results in 2021 compared with 2020, reference is made to “Item 5. Operating and Financial Review and Prospects” included in our Annual Report 2021 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 23, 2022.

Non-IFRS measures

Certain non-IFRS measures included in our financial and operating data have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include Time Charter Equivalent or TCE earnings, Adjusted gross profit, Adjusted EBITDA (net profit/(loss) for the period before tax expense, financial income, financial expenses, depreciation and impairment losses and reversals of impairment on tangible assets), loan-to-value ratio and net interest-bearing debt. The computation of Adjusted EBITDA includes an adjustment for financial income and expenses which we deem to be equivalent to “interest” for purposes of presenting Adjusted EBITDA. Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges, and financial income consists of interest income and gains on foreign exchange transactions. The term Adjusted EBITDA as used in this annual report has the same meaning and corresponds to all references to the term EBITDA as used in our Annual Report 2022.

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

Non-IFRS Financial Measures	Year ended December 31,
(USD million)	2022	2021
Time charter equivalent (TCE) earnings – Tanker segment	981.5	378.6
Adjusted gross profit	781.8	188.1
Adjusted EBITDA	743.1	136.9
Net interest-bearing debt	649.6	972.1
Loan-to-value (LTV) – Tanker segment	24.9%	52.3%

Time Charter Equivalent (TCE) earnings. We define TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions from the Tanker segment. We report TCE earnings including freight and bunker derivatives, a non-IFRS measure, because we believe it provides additional meaningful information to investors in conjunction with revenue, the most directly comparable IFRS measure, given it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from revenue to TCE earnings.

Reconciliation from revenue	Year ended December 31,
(USD million)	2022	2021
Revenue – Tanker segment	1,440.4	619.5
Port expenses, bunkers and commissions	(458.9)	(240.9)
Time charter equivalent (TCE) earnings – Tanker segment	981.5	378.6

Adjusted gross profit. We define Adjusted gross profit as revenue less port expenses, bunkers and commissions, other cost of goods sold and operating expenses. We report Adjusted gross profit, a non-IFRS measure, because we believe it provides additional meaningful information to investors to assess our operating performance. Adjusted gross profit is also provided as an operating performance measure in the internal management reporting.

Reconciliation from operating profit	Year ended December 31,
(USD million)	2022	2021
Revenue – all segments	1,443.4	619.5
Port expenses, bunkers and commissions and other cost of goods sold	(459.5)	(240.9)
Operating expenses	(202.1)	(190.5)
Adjusted gross profit	781.8	188.1

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

Adjusted EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net profit/(loss), the most directly comparable IFRS financial measure, for the periods presented:

Reconciliation from net profit/(loss)	Year ended December 31,
(USD million)	2022	2021
Net profit/(loss) for the year	562.6	(42.1)
Tax	(5.9)	1.3
Financial expenses	48.8	42.4
Financial income	(4.0)	(0.2)
Depreciation	139.0	130.9
Impairment losses and reversal of impairment on tangible assets	2.6	4.6
Adjusted EBITDA	743.1	136.9

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

Net interest-bearing debt	Year ended December 31,
(USD million)	2022	2021
Borrowings (current and non-current)	978.0	1,148.4
Loan receivables	(4.6)	(4.6)
Cash and cash equivalents, including restricted cash	(323.8)	(171.7)
Net interest-bearing debt	649.6	972.1

Loan-to-value (LTV) ratio. Loan-to-value (LTV) ratio is defined as vessel values divided by net borrowings of the vessels. LTV describes the net debt ratio of our vessels and is used by us to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

Loan-to-value (LTV)	Year ended December 31,
(USD million)	2022	2021
Vessel values, including newbuildings (broker values)	2,650.3	1,926.0
Total (value)	2,650.3	1,926.0
Outstanding debt	971.4	1,148.4
-Hereof debt regarding Land and buildings & Other plant and operating equipment	(3.2)	(5.6)
Committed CAPEX	18.4	39.9
Loan receivables	(4.6)	(4.6)
Cash and cash equivalents, including restricted cash	(321.4)	(171.7)
Total (loan)	660.6	1,006.4
Loan-to-value (LTV) ratio	24.9%	52.3%

A.	Operating Results

Primary Factors Affecting Results of Operations

Reference is made to “Financial Review 2022⸻Primary Factors Affecting Results of Operations” on pages 60-68 of our Annual Report 2022.

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

Results of Operations of TORM plc

We operate within two segments, the Product Tanker segment and the Marine Exhaust segment. The below tables have been provided at a group level and the analysis has been broken out into segments where the movements are material.

The information below should be read in conjunction with TORM plc’s audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021 and section of this annual report entitled “Explanatory Note and Presentation of Our Financial and Operating Data”. Some of the information contained in this section, including information about TORM plc’s plans and strategies for our business and our expected sources of financing, contains forward-looking statements that involve risks and uncertainties. Current and potential investors should read “Item 3. Key Information-D. Risk Factors” for information on certain factors that may have a material adverse effect on TORM plc’s future performance, results of operations, cash flows and financial position.

TORM plc operates in a global industry where, among other things, freight rates are denominated and settled in United States dollars, and a majority of the cost base of TORM plc is denominated and settled in United States dollars. Consequently, TORM plc’s financial reporting is in United States dollars.

Financial highlights for TORM plc

Reference is made to the relevant “Key Figures” on page 3 and “2022 in Review” on pages 7-8 of our Annual Report 2022.

Consolidated financial statements as of and for the years ended December 31, 2022 and 2021

Income statement

The table below presents financial information derived from TORM plc’s income statement for the years ended December 31, 2022, 2021 and 2020.

Income statement for TORM plc for the years ended December 31, 2022 and 2021

	Year Ended December 31,
(USD million)	2022	2021
Revenue	1,443.3	619.5
Port expenses, bunkers and commissions and other cost of goods sold	(459.5)	(240.9)
TCE earnings – Tanker segment	981.5	378.6
Adjusted gross profit	781.8	188.1
Adjusted EBITDA	743.1	136.9
Operating profit	601.4	1.4
Profit/(loss) before tax	556.7	(40.8)
Net profit/(loss) for the year	562.6	(42.1)

Total revenue for the year ended December 31, 2022 was $1,443 million, which represents an increase of $823 million compared to the year ended December 31, 2021. This increase in revenue is primarily due to higher freight rates.

Total port expenses, bunkers and commissions and other cost of goods sold for the year ended December 31, 2022 were $459 million, which represents an increase of $218 million compared to the year ended December 31, 2021. Bunkers amounted to 61%, port expenses to 27%, and commissions, other voyage expenses and other cost of goods sold to 12% respectively of the total port expenses, bunkers and commissions and other cost of goods sold for the year ended December 31, 2022. Bunkers amounted to 56%, port expenses to 39%, and commissions and other voyage expenses to 5% of the total port expenses, bunkers and commissions for the year ended December 31, 2021. The increase in port expenses, bunkers and commissions was primarily due to increased bunker consumption at substantial higher bunker prices compared to previous periods.

TCE earnings for the year ended December 31, 2022 were $981 million representing an increase of $602 million compared to the year ended December 31, 2021. The increase in TCE earnings was primarily due to higher freight rates for the year ended December 31, 2022, compared with the year ended December 31, 2021.

Adjusted gross profit and Adjusted EBITDA were $782 million and $743 million, respectively, for the year ended December 31, 2022 compared to an Adjusted gross profit and Adjusted EBITDA of $188 million and $137 million, respectively, for the year ended December 31, 2021. The increase was mainly driven by higher freight rates for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Operating profit was $601 million for the year ended December 31, 2022 compared to an operating profit of $1 million for the year ended December 31, 2021. The increase was mainly driven by higher freight rates for the year ended December 31, 2022 compared to the year ended December 31, 2021.

TORM plc reported a net profit for the year ended December 31, 2022 of $563 million, compared to a net loss of $42 million for the year ended December 31, 2021, an increase of $605 million.

TCE earnings for TORM plc for the years ended December 31, 2022 and 2021

	LR2	LR1	MR	Handy	Total
Year-end 2021
Available TCE earning days	3,979	3,206	19,703	726	27,614
TCE per earning day, USD	15,422	14,365	13,395	9,709	13,703
TCE earnings, USD million Year-end 2021	61.4	46.3	263.9	7.0	378.6

Year-end 2022
Available TCE earning days	4,926	2,690	20,862	278	28,756
Change	24%	(16)%	6%	(62)%	4%
TCE per earning day, USD	39,612	36,879	32,795	12,995	34,154
Change	157%	157%	145%	34%	149%

Effect on TCE earnings from change in the available TCE earning days, USD million	14.6	(7.4)	15.5	(4.4)	18.3
Effect on TCE earnings from change in TCE per earning day, USD million	119.2	60.6	404.7	0.9	585.4
Other	(0.2)	(0.1)	(0.6)	0.0	(0.9)
TCE earnings, USD million Year-end 2022	195.0	99.4	683.5	3.5	981.5

In 2022, the trade recalibration caused by the sanctions and self-sanctioning of Russian product exports as a consequence of Russia’s invasion of Ukraine and the changing trading patterns stemming from certain refinery closures, combined with very limited fleet growth during the year, increased the utilization of the global product tanker fleet to very high levels. The effect was significant increasing but also volatile freight rates.

TORM’s product tanker fleet realized TCE earnings of $34,154/day, up by 149% compared to 2021, as denoted in the table above.

As of December 31, 2022, TORM’s fleet consisted of 55 owned vessels, 23 chartered-in and leaseback vessels.

In 2022, we entered into agreements to sell seven of our vessels with an average age of approximately 18 years for a total consideration of $ 88 million and as a consequence hereof we have fully exited the Handysize segment. In the second quarter of 2022, TORM delivered four vessels including TORM Emilie, an LR1 vessel sold in December 2021, TORM Tevere (Handysize vessel), TORM Gudrun (LR2 vessel) and TORM Horizon (MR vessel). In the third quarter of 2022, TORM delivered the remaining four previously sold vessels including TORM Gyda (our last Handysize vessel), TORM Valborg (LR2 vessel), TORM Ingeborg (LR2 vessel) and TORM Moselle (MR vessel).

In the third quarter of 2022, we took delivery of the second-hand LR2 vessel (TORM Hannah) purchased in the second quarter of 2022 and subsequently entered into a sale and leaseback financing transaction which included purchase options during the lease period.

In 2021, the operational and commercial challenges caused by COVID-19 continued, and TORM’s integrated operational platform was a key factor in the Company’s successful navigation of the extraordinary market for its product tankers. The embedded ties between TORM’s commercial, technical and support departments ensured an operational flexibility that was critical to handle the many issues, such as the extremely challenging crew change conditions caused by global travel bans and other restrictions. This led to a sharp increase in overdue crew employment, reaching 35% of TORM’s working crew in May and June. As the travel ban for seafarers eased, TORM conducted up to 900 crew movements per month to reduce the overdue level. This is 2-3 times the normal level for TORM. At the end of the year, TORM managed to bring the overdue employment down to normalized pre-COVID-19 levels.

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

In 2021, TORM sold two older vessels, one MR delivered in 2021 and one LR1 delivered in first quarter of 2022.

Adjusted gross profit

	Year ended	Year ended
	December 31,	December 31,
(USD million)	2022	2021
Revenue	1,443.4	619.5
Port expenses, bunkers and commissions and other cost of goods sold	(459.5)	(240.9)
Operating expenses	(202.1)	(190.5)
Adjusted gross profit	781.8	188.1

TORM plc’s Adjusted gross profit for the year ended December 31, 2022 was $782 million compared to $188 million for the year ended December 31, 2021 corresponding to an increase of $594 million. The increase was mainly due to higher freight rates.

In 2022, operating expenses for vessels increased by $12 million to $202 million. Average operating expenses per day ended at $6,825 for the year ended December 31, 2022 compared to $6,633 for the year ended December 31, 2021 reflecting an increase of 3%.

Adjusted EBITDA

	Year ended	Year ended
	December 31,	December 31,
(USD million)	2022	2021
Net profit/(loss) for the year	562.6	(42.1)
Tax	(5.9)	1.3
Financial expenses	48.8	42.4
Financial income	(4.0)	(0.2)
Depreciation	139.0	130.9
Impairment losses and reversal of impairment on tangible assets	2.6	4.6
Adjusted EBITDA	743.1	136.9

TORM plc’s Adjusted EBITDA for the year ended December 31, 2022 was $743 million compared to $137 million for the year ended December 31, 2021 corresponding to an increase of $606 million.

Total tax decreased from $1.3 million for the year ended December 31, 2021 to $5.9 million for the year ended December 31, 2022.

Total net financial income and expenses increased from $42 million for the year ended December 31, 2021 to $45 million for the year ended December 31, 2022.

Total depreciated for the year ended December 31, 2022 amounted to $139 million, an increase of $8 million from $131 million for the year ended December 31, 2021.

Impairment losses recognized during the year ended December 31, 2022 amounted to $2.6 million, a decrease from $4.6 million for the year ended December 31, 2021.

Operating profit

	Year ended	Year ended
	December 31,	December 31,
(USD million)	2022	2021
Adjusted EBITDA	743.1	136.9
Impairment losses and reversal of impairment on tangible assets	(2.6)	(4.6)
Depreciation	(139.0)	(130.9)
Operating profit	601.5	1.4

TORM plc’s operating profit for the year ended December 31, 2022 was $601 million compared to an operating profit of $1 million for the year ended December 31, 2021 corresponding to an increase of $600 million.

The impairment charge on tangible assets amounted to $2.6 million for the year ended December 31, 2022 compared to an impairment charge of $4.6 million for the year ended December 31, 2021 and related to impairments on vessels sold during the year. An impairment test of the recoverable amount of TORM’s cash generating units is performed annually, comparing the carrying amount of the cash generating units with the higher of fair value less cost to sell (broker values less commissions) and value in use. Based on this test, no impairment was recognized in 2022

Depreciation amounted to $139 million for the year ended December 31, 2022 compared to $131 million for the year ended December 31, 2021.

TORM plc’s operating profit for the year ended December 31, 2021 was $1 million compared to an operating profit of $139 million for the year ended December 31, 2020 compared to a decrease of $138 million.

Profit/(loss) before tax

	Year ended	Year ended
	December 31,	December 31,
(USD million)	2022	2021
Operating profit/(loss)	601.5	1.4
Financial income	4.0	0.2
Financial expenses	(48.8)	(42.4)
Profit/(loss) before tax	556.7	(40.8)

TORM plc’s profit before tax for the year ended December 31, 2022 was $557 million compared to a loss of $41 million for the year ended December 31, 2021 corresponding to an increase of $598 million.

Financial expenses for the year ended December 31, 2022 increased to $49 million from $42 million for the year ended December 31, 2021. Financial income for the year ended December 31, 2022 increased to $4 million from $0.2 million for the year ended December 31, 2021.

Balance sheet

TORM’s total assets increased by $283 million to $2,614 million in 2022. The increase was primarily driven by an increase in trade receivables of $176 million and an increase in cash position of $152 million, both of which can be attributed to higher freight rates. The movement is partly offset by a decrease in the carrying value of vessels.

As of December 31, 2022, the carrying amount of vessels, capitalized dry-docking, and prepayments on vessels amounted to $1,856 million compared to $1,950 million for the year ended December 31, 2021. The decrease was due to the divestment of seven vessels of $78 million as well as depreciations of $134 million and an impairment of $3 million offset by investment in two vessels and capitalized drydocking of $120 million.

In 2022, total equity increased by $451 million to $1,504 million. The increase was primarily driven by an increase in retained profit of $563 million due to increased freight rates partially offset by dividends paid of $167 million. Additionally, the hedging reserve largely stemming from unrealized gains on interest derivatives of $57 million in 2022 has increased by $43 million from 2021 due to increasing interest rates and a consequential tax impact of $13 million on the other comprehensive income.

TORM’s liabilities decreased by $168 million from $1,279 million as of December 31, 2021 to $1,111 million as of December 31, 2022. The decrease in liabilities was mainly attributable to the decrease in borrowings.

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

As of December 31, 2022, the Group had available liquidity including undrawn committed facilities of $416 million, comprising of cash and cash equivalents including restricted cash ($3 million) of $324 million and undrawn committed credit facilities amounting to $93 million. The undrawn committed credit facilities consist of two revolving credit facilities of $93 million as part of the Syndicated Facilities Agreement. At year-end there were no dedicated credit facilities available to finance vessels. The Company uses interest rate swaps to hedge parts of the variable interest rate risk associated with the credit facilities and a part of the leasing agreements have fixed lease payments. At the end of 2022, TORM had fixed 94.6% of the debt with interest rate swaps and fixed rate leasing debt corresponding to an amount of $916m. $687m of this amount is hedged at an interest rate of 1.37% plus margin with interest rate swaps with maturity in the period 2023-2028.

As of December 31, 2022, we had no short-term loans other than any short-term part of the facilities included in the table entitled below. See “Item 5. Operating and Financial Review and Prospects B. Liquidity and Capital Resources - Our Financing Agreements” for a description of the repayment schedule. As part of our day-to-day operations, we have accounts payables.

We are of the opinion that our working capital is adequate to meet our present requirements for the next twelve months following the date of this annual report.

The table below gives an overview of our long-term bank loans and finance leases.

Financing Agreements, including long-term and short-term mortgage debt, bank loans and finance leases as of December 31, 2022 of TORM plc.

			Total
			Outstanding	Undrawn
			Debt as of	Amount
			December 31,	as of December
			2022	31, 2022
Facility	Lenders	Maturity per facility	(USD millions)	(USD millions)
CEXIM Facility	CEXIM	November 26, 2030	41.1	N/A
DSF Facility	DSF	November 1, 2027	128.9	N/A
DSF Additional Facility 1	DSF	November 1, 2027	20.4	N/A
DSF Additional Facility 2	DSF	November 1, 2027	52.5	N/A
KfW Facility	KfW	March 31, 2032	37.9	N/A
Term Facility	Danske Bank, ING, ABN AMRO, Nordea, Swedbank, Crédit Agricole CIB, Société Générale	January 31, 2026	143.8	N/A
RCF A	Danske Bank, ING, ABN AMRO, Nordea, Swedbank, Crédit Agricole CIB, Société Générale	January 31, 2026	N/A	45
RCF B	Danske Bank, ING, ABN AMRO, Nordea, Swedbank, Crédit Agricole CIB, Société Générale	January 31, 2026	N/A	47.6
HCOB Facility I	HCOB	February 5, 2025	31.4	N/A
HCOB Facility II	HCOB	September 11, 2025	11.0	N/A
HCOB Facility III	HCOB	May 27, 2026	21.1	N/A
BoComm (Lease)	BoComm	December 1, 2023 August 15, 2025 November 20, 2031 July 15, 2029 December 31, 2031	211.6	N/A
Springliner (Lease)	Various	August 31, 2026	30.7	N/A
Eifuku (Lease)	Anchor Trans Inc.	September 3, 2026	20.9	N/A
Showa (Lease)	SLSS Shipping S.A.	August 16, 2024	18.7	N/A
CDBL (Lease) (10Y)*		January 6, 2031	59.2
CDBL (Lease) (8Y)		December 29, 2029	101.6
CMBFL (Lease) (10.5Y)		January 8, 2033	37.3
Total debt under the Agreements			968.2	92.6

Our Financing Agreements

As of December 31, 2022, we were in compliance with the financial covenants contained in our debt facilities.

Term Facility and RCF A

On January 31, 2020, we entered into a combined secured term loan facility agreement ($341 million) and secured working capital facility agreement of $45 million (the “RCF A”) for aggregate borrowings of $386 million (the “Term Facilities Agreement”). The Syndicated Facilities Agreement (both the term loan and the working capital facility) was entered into with Danske Bank, ING, ABN AMRO, Nordea, Swedbank, Crédit Agricole CIB and Société Générale and financed 27 vessels, built from 2006 to 2020, that served as collateral under the facility. TORM plc is the borrower and TORM A/S and vessel-owning-entities owned directly or indirectly by TORM plc are guarantors under the Syndicated Facilities Agreement. The Syndicated Facilities Agreement has a tenor of 6 years with a final maturity date of January 31, 2026, bears an interest rate of LIBOR plus a margin of 2.25% and is payable in quarterly installments with a balloon at maturity. The Syndicated Facilities Agreement is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors. The Syndicated Facilities Agreement contains the following financial covenants:

●	Equity Ratio. A ratio of equity to total assets of no less than 25%; and

●	Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million, (ii) 5% of our total debt and (iii) $600,000 per operated vessel.

The RCF A subjects us to a commitment fee on the undrawn amount of 40% of the margin. The lenders have provided funding commitments pro rata between both facilities.

The drawdown was made on February 5, 2020.

On March 26, 2021, we amended and restated the Term Facilities Agreement by adding a revolving credit facility amounting to $64 million (the “RCF B”). The RCF B financed five MR vessels which served as collateral under the agreement together with the vessels provided as security under the DSF Facility. The tenor of the facility is four years and ten months with a final maturity date of January 31, 2026, it bears an interest rate of LIBOR plus a margin of 1.95% and is payable and/or reducing quarterly with a balloon payment at maturity.

During December 2021, we refinanced eight MR vessels in sale and leaseback transactions with China Development Bank Financial Leasing (CDBL). The debt was repaid in December 2021.

During the first half of 2022, TORM has repaid debt on the RCF B facility. Therefore, as of December 31, 2022, TORM has undrawn and committed credit facilities totaling $93 million.

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

In July 2021, we repaid debt on two of the four vessels financed by the CEXIM Facility in conjunction with sale and leaseback transaction. Two vessels were remaining under the facility as from December 31, 2021.

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

As of December 31, 2022, we had the following financial lease facilities:

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

On May 28, 2019, we entered into a financial sale and lease-back agreement with Bank of Communications Financial Leasing Co., LTD (BoComm) for $66.4 million. The BoComm agreement included four vessels built in 2011. The agreement has a tenor of 6 years with final maturity on August 31, 2026. The agreement includes an interest rate of LIBOR plus a margin of 3.30% and a bareboat charter hire payable in monthly installments. On August 6, 2020, the agreement was amended to include scrubber financing for $10.8 million. The agreement has a tenor of 3 years with final maturity on February 05, 2024. The agreement includes an interest rate of LIBOR plus a margin of 2.40% and a bareboat charter. TORM A/S is the bareboat charter and BoComm is the owner of vessels. TORM A/S holds a purchase obligation on the vessels. The BoComm agreement has no financial covenants.

On December 19, 2019 and May 10, 2021, we entered into a financial sale and lease-back agreement with BoComm for $179.8 million. The BoComm agreement included 5 vessels built in 2015 and in 2018, with newbuildings being delivered in 2021 and in early 2022. TORM A/S is the bareboat charter and BoComm is the owner of vessel. The agreement has a tenor of 8 years and 10 years with final maturity in 2029 and 2031, respectively. The agreement includes an interest rate of LIBOR plus a margin of 3.00% and 3.10% and a bareboat charter hire payable in monthly installments. TORM A/S holds a purchase option on the vessels. The BoComm agreement has no financial covenants.

On October 12, 2021, we entered into a financial sale and lease-back agreement with CDBL for $172 million. The CDBL agreement included nine vessels built between 2010 to 2012. TORM A/S is the bareboat charter and CDBL is the owner of vessel. The agreement has a tenor that ranges from 7 to 10 years with final maturity on December 31, 2029 or on March 31, 2032. The agreement includes a fixed rate bareboat charter hire ranging from $5,900/day to $6,590/day and is payable in monthly installments. TORM A/S holds a purchase option on the vessels. The CDBL agreement has no financial covenants.

On April 28, 2022, we entered into a financial sale and lease-back agreement with CMBFL for $38 million. The CMBFL agreement included one vessel built in 2016. TORM A/S is the bareboat charter and CMBFL is the owner of vessel. The agreement has a tenor of 10.5 years with final maturity on January 8, 2033. The agreement includes a fixed rate bareboat charter hire ranging from $9,690/day and is payable in monthly installments. TORM A/S holds a purchase option on the vessels. The CMBFL agreement has no financial covenants.

On March 16, 2023, TORM obtained credit approval for an up to $433 million term and revolving credit facilities from six to nine banks to partly or fully refinance existing bank and leasing facilities. The commitment is for refinancing 21 MR, LR1 and LR2 vessels that are built between 2009 and 2020. The commitments are based on SOFR plus a margin of 1.85%. The refinancing is expected to take place before June 30, 2023. As part of the same agreement, TORM obtained credit approval for an up to $123 million term facility agreement to finance additional second-hand vessels. The commitments are based on SOFR plus a margin of 1.85% and the agreement expires in 2028 with a possibility to extend it to 2029, subject to bank approval. The commitment is subject to documentation.

Also on March 16, 2023, TORM obtained credit approval for up to $111 million from a bank to partly or fully refinance existing bank facilities. The commitment is for funding 26 MR, LR1 and LR2 vessels that are built between 2003 and 2008. The commitments are based on SOFR plus a margin of 2.8%. The facility expires in the first quarter of 2029. The refinancing is expected to take place before June 30, 2023, and commitment is subject to documentation.

Cash flow

Consolidated cash flow for the years ended December 31, 2022 and 2021

For the discussion of cash flows for the year ended December 31, 2022 compared to December 31, 2021, reference is made to “Financial Review 2022⸻Liquidity and Cash Flow” on page 63 and to our Consolidated Cash Flow Statement for the Year Ended December 31, 2022 and 2021 on page 129 of our Annual Report 2022.

For the discussion of cash flows for the year ended December 31, 2021 compared to December 31, 2020, reference is made to “Item 5. Operating and Financial Review and Prospects” included in our Annual Report 2021 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 23, 2022.

There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to TORM plc.

Capital Expenditures of TORM plc

The table below presents our capital expenditures for the years ended December 31, 2022, 2021 and 2020.

Capital Expenditures	2022	2021	2020
(USD million)
Acquisition of vessels and capitalized dry-docking	77.2	290.3	102.5
Prepayments on newbuildings	43.1	78.6	65.1
Total	120.3	368.9	167.6

Capital expenditures for the years ended December 31, 2022, 2021 and 2020 consisted primarily of investments in vessels and capitalized dry-docking and newbuildings. For the year ended December 31, 2022, TORM’s prepayments on newbuildings amounted to $43 million compared to $79 million and $65 million for the years ended December 31, 2021 and 2020, respectively.

For 2022, TORM plc’s investments related to vessels and capitalized dry-docking amounted to $77 million compared to $290 and $103 million in 2021 and 2020, respectively. TORM invested a total of $120 million during 2022 compared to $369 and $168 million invested during 2021 and 2020, respectively.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Reference is made to “Market Review” on pages 51-52 of the Annual Report 2022 and to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry”.

E. Critical Accounting Estimates

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

Reference is made to “Financial Review 2022-Assessment of Impairment of Assets” on page 65, Note 1- “Accounting Policies, Critical Accounting Estimates and Judgements” on pages 131-135 and Note 10-”Impairment Testing” on pages 150-152, each in the Annual Report 2022.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of the Directors, Board Observers and Senior Management Team of TORM plc. Except for the B Director, who is appointed by the holder of our Class B share and is not subject to annual re-election, and who may be replaced at any time by the trustee acting on the instructions of the holders of our Class A common shares (other than Njord Luxco and its affiliates), each Director holds office for a one-year term or until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. At the end of the one-year term, a Director may seek re-election.

The business address of each of our Directors and Senior Management is TORM plc, Office 105 | 20 St Dunstan’s Hill, London, EC3R 8HL, United Kingdom.

Name	Age	Position	Date of expiry of current term (for Directors)
Christopher Helmut Boehringer	52	Chairman	2023 Annual General Meeting
David Neil Weinstein	63	Deputy Chairman (appointed by the holder of the B Share)	Serves until removed by the B shareholder
Annette Malm Justad	64	Board Member	2023 Annual General Meeting
Pär Göran Trapp	61	Board Member	2023 Annual General Meeting
Rasmus Johannes Skaun Hoffman	45	Board Observer (Employee Representative) (1)
Christian Gorrissen	58	Board Observer (Employee Representative) (1)
Jeffrey Scott Stein	53	Minority B Share Board Observer(1)	Serves until removed by the B shareholder
Jacob Balslev Meldgaard	54	Executive Director and Chief Executive Officer of TORM A/S
Kim Balle	54	Chief Financial Officer of TORM A/S
Lars Christensen	56	Senior Vice President and Head of Projects of TORM A/S
Jesper Søndergaard Jensen	53	Senior Vice President and Head of Technical Division of TORM A/S

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

Annette Malm Justad serves and has served as a member of our Board of Directors since April 2020. Ms. Justad is a partner at Recore Norway AS and serves as Chair of the Board of Directors of Store Norske Spitsbergen Kulkompani AS, American Shipping Company ASA, Småkraft AS and Norske tog AS. She is a member of the Board of Directors of Awilco LNG ASA, Småkraft AS and PowerCell Sweden AB. Ms Justad has more than 25 years of executive experience from the shipping industry, including CEO of the Oslo listed Eitzen Maritime Services ASA from 2006-2010. Ms. Justad holds a Master of technology management from the Norwegian University of Science and Technology/Massachusetts Institute of Technology/Norwegian School of Economics and a Master of Chemical Engineering from the Norwegian University of Science and Technology.

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

Rasmus Johannes Skaun Hoffmann is and has been a Board Observer since April 2016 and before that time served as a member of our Board of Directors since April 2011. Mr. Hoffmann has been employed with us since 2003 and serves as a chief engineer. Mr. Hoffmann also serves on the Board of Directors of TORM A/S has served as member of the board in the TORM Foundation since 2013.

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

Jeffrey Scott Stein is and has been a Board Observer since November 2015. Mr. Stein is the founder of Stein Advisors LLC where he has served as Managing Partner since 2010. Previously, Mr. Stein Co-Founded and served as Principal of Durham Asset Management LLC, as a Managing Director and Co-Director of Research at The Delaware Bay Company, Inc. and as an Associate/Assistant Vice President at Shearson Lehman Brothers. Mr. Stein also serves as Chairman of Ambac Financial Group, Inc. and previously served as a director on the boards of Dynegy Inc., Intelsat Connect Finance S.A., NMC Health plc and Westmoreland Coal Company. Mr. Stein received a Bachelor of Arts in Economics from Brandeis University and a Masters of Business Administration with Honors in Finance and Accounting from New York University Stern School of Business in the United States.

Jacob Balslev Meldgaard serves and has served as the Chief Executive Officer of TORM A/S since April 2010. Prior to joining TORM, Mr. Meldgaard served as executive vice president and as a member of the executive management of Dampskibsselskabet NORDEN A/S. Mr. Meldgaard is also Chairman of the Board of Directors of Danish Shipping, Danish Ship Finance A/S and Grant Compass A/S and board member of International Chamber of Shipping, Danish Ship Finance, Syfoglomad Limited and the TORM Foundation. Mr. Meldgaard holds a Bachelor of Commerce in international trade from the Copenhagen Business School and attended the Advanced Management Program at Wharton Business School and Harvard Business School.

Kim Balle serves and has served as the Chief Financial Officer of TORM A/S since December 2019. Prior to joining TORM, Mr. Balle served as Group Chief Financial Officer of CASA A/S since 2017, Group Chief Financial Officer of DLG a.m.b.a. from 2015-2017, Group Chief Operating Officer of DLG a.m.b.a. from 2016-2017, Group Vice President of DLG a.m.b.a. from 2014-2015, Head of Corporate Banking for Danske Bank from 2012-2014 and Head of Domestic Clients for Danske Bank from 2009-2012. Mr. Balle currently serves and has served as a member of the Board of Directors since 2017 for Nordea Invest, Lind Capital and Fondsmæglerselskabet Marselis. In 2021, Mr. Balle became a member of the Board of Directors and the Chairman of the Audit Committee of Flügger A/S. He holds a Bachelor of Science in Financing and Credit and a Master of Business Administration from the Copenhagen Business School.

Lars Christensen serves and has served as the Senior Vice President and Head of Projects of TORM A/S since May 2011. Prior to joining TORM, Mr. Christensen served as Managing Director of Navitaship, Vice President of Maersk Broker, Manager at Maersk K.K and Shipbroker at EA Gibson Shipbrokers. Mr. Christensen holds a Certificate in international trade from the Copenhagen Business School, a Master of Business Administration from IMD and attended the Executive Management Program at Columbia Business School. Mr. Christensen is also Chairman of TORM A/S and the TORM Foundation, chairman of the Luise Andresen Foundation and Lindcom A/S. He is also a member of the board of Andresen Invest A/S, member of the board of Ferrum A/S and Speditør Andresens Mindefond.

Jesper Søndergaard Jensen serves and has served as the Senior Vice President and Head of Technical Division of TORM A/S since September 2014. Prior to joining TORM, Mr. Jensen served as Senior Vice President and Technical Manager at Clipper Group and Fleet Group Manager, Manager and Chief Engineer at Maersk Group. Mr. Jensen holds a Bachelor of Technology Management in Marine Engineering from the Maritime and Polytechnic College in Denmark and an Executive Master of Business Administration from Henley Business School and Advanced Management Program at Harvard Business School. Mr. Jensen is Chairman of the Board of ME Production Denmark and China, and is a Director of the Clean Shipping Alliance.

B. Compensation

At the general meeting held on April 20, 2022, our shareholders reapproved the remuneration policy, with effect from the date of the meeting, which includes overall guidelines for incentive pay for the Board of Directors and our Senior Management Team (defined below). During 2022, the Committee wished to undertake a further review of the Remuneration Policy that was approved by the shareholders at the Annual General Meeting. The Committee reviewed the policy and, in particular, the section related to fees paid to our Non-Executive Directors and CEO and concluded that it is appropriate to propose some amendments to the Company’s Remuneration Policy. The Company is required, under the United Kingdom Companies Act 2006, to prepare a Remuneration Report for each financial year.

For information about compensation to our non-executive directors, reference is made to page 107 of the “Remuneration Committee Report” in the Annual Report 2022.

Executive Management Compensation

Our Senior Management Team, which is comprised of Jacob Meldgaard, our Executive Director and principal executive officer of TORM plc, the Chief Executive Officer of TORM A/S, Kim Balle, our principal financial officer and the Chief Financial Officer of TORM A/S, Jesper Jensen, the Head of the Technical Division of TORM A/S and Lars Christensen, the Head of Projects of TORM A/S, receive compensation consisting of a fixed base salary, cash-based bonus incentives paid out in 2022 under our performance bonus program, discussed below, and customary executive fringe benefits. We have not granted loans, issued guarantees or undertaken similar obligations to or on behalf of members of our Senior Management Team.

In 2022, the aggregate compensation paid by the Group to Jacob Meldgaard for his role as Executive Director and principal executive officer of TORM plc and as the Chief Executive Officer of TORM A/S amounted to $2,234,242, which includes the fee payable to Mr. Meldgaard for his service on the Board of Directors. We have not allocated funds to provide pension, retirement or similar benefits to Mr. Meldgaard.

In 2022, the aggregate compensation paid by the Group to the other members of our Senior Management Team (excluding Mr. Meldgaard) was $2,068,295, which includes an aggregate of $127,230 allocated for pensions for these individuals.

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

For information on RSUs granted to Mr. Meldgaard pursuant to the LTIP, reference is made to the “Remuneration Committee Report -Long-Term Incentive Program-Restricted Share Units Granted” on pages 105 of the Annual Report 2022.

During 2022, the members of our Senior Management Team other than Mr. Meldgaard were granted an aggregate of 382,800 RSUs as part of each executive’s annual grant. Each RSU entitles the other members of our Senior Management Team to acquire one Class A common share, subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date. The RSUs were issued with an original exercise price of DKK 58.0 per Class A common share for a period of twelve months after the vesting date. The exjaercise price on the RSUs may be adjusted by the Board of Directors to reflect dividend payments made to shareholders. Assuming 100% vesting and based on the Black-Scholes model, the aggregate RSU grant in 2022 to the other members of our Senior Management Team would be approximately $2,205,359.

Performance Bonus Program 2022

For information on the cash performance bonus received by Mr. Meldgaard for the financial year 2022, reference is made to “Remuneration Committee Report -Performance Bonus 2022” on page 103 of the Annual Report 2022.

During the financial year 2022, the members of our Senior Management Team other than Mr. Meldgaard received cash performance bonuses in an aggregate amount of $605,093 which is directly linked to the fulfillment of specific performance metrics, which include developments in the price of our shares and our cost base (up to 50% of the base salary of each executive).

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

For a description and terms of reference of the committees of our Board of Directors, reference is made to “Corporate Governance-Board Committees” on page 83 and the individual reports of our Audit Committee, Risk Committee, Nomination Committee and Remuneration Committee on pages 89-110 of our Annual Report 2022.

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

D. Employees

As of December 31, 2022, we employed approximately 355 people in our offices in Denmark, India, the Philippines, Singapore, United Kingdom and the United States, excluding seafarers, who work on our vessels. For a breakdown of the geographic locations of our employees, please see “Item 4. Information on the Company D.- Property, Plants and Equipment.”

E. Share Ownership

The table below shows, in relation to each of our directors and members of our Senior Management Team, the total number of shares owned and the total number of Restricted Share Units, or RSUs, held as of March 16, 2023. The RSUs granted to our Executive Director, Jacob Meldgaard, were received for his role as Chief Executive Officer of TORM A/S.

	Class A
	Common	Unvested	Vested
Directors and Executive officers	shares held	RSUs	RSUs
Christopher H. Boehringer	21,204
David Weinstein	5,000
Göran Trapp	12,820
Annette Malm Justad	2,700
Jacob Meldgaard	340,477	425,334	1,361,791
All other executive officers in the aggregate	*	765,600	1,350,432
*	Our remaining executive officers individually each own less than 1% of our outstanding shares.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the beneficial ownership of our Class A common shares, par value $0.01 per share, as of the date of this annual report, by beneficial owners of 5% or more of the common shares. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share held (excluding the B share and the C share).

	Class A Common Shares
	Beneficially Owned
Name	Number	Percentage(1)
Njord Luxco(2)(3)	53,812,988	65.77%
(1)	Calculated based on 81,817,928 Class A common shares (excluding treasury shares) outstanding as of December 31, 2022.
(2)

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

As of December 31, 2022, we had a total of 2,423,986 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. Assuming the full vesting and exercise of our outstanding RSUs, this would result in the issuance of 2,423,986 additional Class A common shares representing approximately 2.94% of our issued and outstanding Class A common shares.

The sole outstanding B share is held by a trustee on behalf of non-Oaktree shareholders to provide certain minority protections. The B Share has one vote at the general meeting and the right to elect the Deputy Chairman of our Board of Directors and one Board Observer, both of which have been elected. See “Item 10. Additional Information—A. Share Capital —Our Shares—Class B Share”.

As of December 31, 2022, our sole shareholder of record located in the United States was Cede & Co., a nominee of The Depository Trust Company, which held 33,877,280 Class A common shares, representing 41.16% of our issued and outstanding Class A common shares on that date.

As of February 28, 2023, we had a total of 2,402,719 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. Assuming the full vesting and exercise of our outstanding RSUs, this would result in the issuance of 2,402,719 additional Class A common shares representing approximately 2.92% of our issued and outstanding Class A common shares.

As of February 28, 2023, our sole shareholder of record located in the United States was Cede & Co., a nominee of The Depository Trust Company, which held 33,877,280 Class A common shares, representing 41.15% of our issued and outstanding Class A common shares on that date.

B. Related Party Transactions

Remuneration of our directors and executive management is disclosed in “Item 6. Directors, Senior Management and Employees-B. Compensation”.

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

On September 1, 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S for a cash consideration of USD 2.0 million and thereby obtaining a controlling interest in its joint venture entity Marine Exhaust Technology Ltd in Hong Kong. Until September 1, 2022, TORM’s transactions with its joint venture entity producing scrubbers for the TORM fleet covered CAPEX of $5.6 million in total.

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

In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargoes, and not being able to honor those obligations. The cases involved irregular activities by the customer. Legal action was initiated by TORM in the United Kingdom and in India against the customer and related individuals. TORM has previously made provisions for $18.3 million in relation to the claims.

On August 1, 2022, we settled a cargo claim and subsequently reassessed the provisions in relation to the remaining cargo claim.  As a result, we reversed provisions and recognized income amounting to $6.3 million on June 30, 2022.  As of December 31, 2022, the total amount relating to the claims is $6.5 million. Legal proceedings are still ongoing and therefore the provisions recognized are subject to uncertainty relating to both timing and amount.

The Group is involved in some other legal proceedings and disputes. It is management’s opinion that the outcome of these proceedings and disputes should not have any material impact on the Group’s financial position, results of operations and cash flows.

Distribution Policy

Reference is made to “Investor Information-Distribution Policy” on page 114 of our Annual Report 2022.

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

B. Significant Changes

For significant events that occurred after the date of the annual financial statements, reference is made to ‘note 2 – liquidity, capital resources and subsequent events’, pages 135-136 in our Annual Report 2022. For description of important events and achievements during 2022, reference is made to ´2022 in review`, pages 7-8 in our Annual Report 2022.

ITEM 9. THE OFFER AND LISTING

Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol “TRMD A” and on Nasdaq New York under the symbol “TRMD”. The B share and C share are not listed for trading on any exchange. See “Item 10. Additional Information”.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Issued and Authorized Capitalization

As of January 30, 2023, our share capital consisted of 82,332,566 Class A common shares, par value $0.01 per share, one Class B share, par value $0.01 per share, and one Class C share, par value $0.01 per share. As of January 30, 2023, and the date of this annual report, we have 493,371 treasury shares.

As of December 31, 2022, our share capital consisted of 82,311,299 Class A common shares, par value $0.01 per share, one Class B share, par value $0.01 per share, and one Class C share, par value $0.01 per share. As of December 31, 2022, and the date of this annual report, we have 493,371 treasury shares.

At the Company’s 2016 Annual General Meeting of Shareholders, the Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expired on March 14, 2021. The Board of Directors sought renewal of this existing authority at the 2020 Annual General Meeting of Shareholders and this resolution was approved. For a description of the share authorities granted to our Board of Directors, reference is made to “Director’s Report—Share Capital” on page 118 of our Annual Report 2022.

Our Shares

Class A common shares. Each outstanding Class A common share, par value $0.01 per share, has (i) on a poll, one (1) vote on all matters at the general meeting (other than the election or removal of the Deputy Chairman), (ii) pre-emption rights upon any new issue of equity securities (including Class A common shares) for cash (unless otherwise provided by the United Kingdom Companies Act or our Articles of Association or as disapplied by the relevant shareholders’ resolution) and (iii) the right to receive dividends, as well as liquidation proceeds and other distributions, that we may declare from time to time. The Class A common shares are not redeemable, either in full or in part.

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

Class C share. The one outstanding Class C share, par value $0.01, is held by Njord Luxco. The holder of the Class C share has 350,000,000 votes at our general meetings on specified matters, described below. Based on Njord Luxco’s share ownership as of the date of this annual report of 53,812,988 Class A common shares and the C share, Njord Luxco has 403,812,988 votes.

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

Our Share History

As of December 31, 2020, TORM’s total share capital was $748,559.31 consisting of 74,855,929 Class A common shares, par value $0.01 per share, one Class B share and one Class C share both with a par value of $0.01 per share.

As of December 31, 2021, TORM’s total share capital was $812,332.71 consisting of 81,233,269 Class A common shares, par value $0.01 per share, one Class B share and one Class C share both with a par value of $0.01 per share.

During 2022, TORM has increased its share capital by 1,078,030 Class A common shares as a result of the same number of Restricted Share Units being exercised.

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

In 2020, the Board agreed to grant a total of 1,047,387 RSUs to other members of management (the “2020 RSUs”). The 2020 RSUs were issued on the same vesting terms as the 2018 RSUs and 2019 RSUs and had an exercise price of DKK 69.9 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before March 11, 2020, the date of publication of the Annual Report 2019, plus a premium of 15%. The exercise period for vested RSUs will be 360 days.

In 2021, the Board agreed to grant a total of 1,099,919 to other members of management (the “2021 RSUs”).  The 2021 RSUs were issued. The 2021 RSUs were issued on the same vesting terms as the 2018, 2019 and 2020 RSUs and had an exercise price of DKK 53.5 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before March 1, 2021, the date of publication of the Annual Report 2020, plus a premium of 15%. The exercise period for vested RSUs will be 360 days.

In 2022, the Board agreed to grant a total of 1,137,770 to other members of management (the “2022 RSUs”). The 2022 RSUs were issued. The 2022 RSUs were issued on the same vesting terms as the 2018, 2019, 2020 and 2021 RSUs and had an exercise price of DKK 58.0 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before March 02, 2022, the date of publication of the Annual Report 2021, plus a premium of 15%. The exercise period for vested RSUs will be 360 days.

As of December 31, 2022, 2,423,986 RSUs were outstanding. 660,122 of the 2018 RSUs, 695,478 of the 2019 RSUs, 334,961 of the 2020 RSUs and 433,979 of the 2021 RSUs have been exercised. Based on the Black-Scholes model, the theoretical market value of the RSU allocations in 2018, 2019, 2020, 2021 and 2022, around the time of issuance, was calculated at $2.3 million, $1.5 million, $1.3 million, $3.0 million, and $2.7 million respectively. See “Item 6. Directors, Senior Management and Employees-B. Compensation” and “-E. Share Ownership”.

B. Memorandum and Articles of Association

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

D. Exchange Controls

Under United Kingdom law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions, that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E. Taxation

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership and disposition of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares relevant to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the U.S. dollar, investors that are or own our common shares through partnerships or other pass-through entities, investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, persons that will hold the common shares as part of a hedging transaction, “straddle” or “conversion transaction,” persons who are deemed to sell the common shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is included on an “applicable financial statement,” persons subject to the “base erosion and anti-avoidance” tax and persons who are liable for an alternative minimum tax, may be subject to special rules. The following discussion of United States federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as in effect or in existence on the date of this annual report, and all of which are subject to change, possibly with retroactive effect. This discussion does not address any aspect of state, local or any U.S. federal tax considerations other than income taxation, such as estate or gift taxation or unearned income Medicare contribution taxation. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. The discussion below is based, in part, on the description of our business as described in this annual report and assumes that we conduct our business as described in this annual report. Unless otherwise noted, references in the following discussion to the “Company,” “we,” “our,” and “us” are to TORM plc and its subsidiaries on a consolidated basis.

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

We do not expect that we or our subsidiaries will qualify for exemption from tax under Section 883 of the Code, although we and our subsidiaries may qualify in the future if there is a change in our capital structure. See below for a discussion of the requirements for qualification under Section 883.

We and/or one or more of our subsidiaries (collectively referred to as “we” for purposes of this paragraph) may qualify for exemption from tax under the terms of the U.S.-United Kingdom Income Tax Treaty or U.S.-Denmark Income Tax Treaty. Whether we so qualify depends, among other things, on whether we satisfy the Limitation on Benefits article of the applicable U.S. income tax treaty. In particular, we would generally satisfy the Limitation on Benefits article if we can establish that we are engaged in the active conduct of a trade or business in the United Kingdom or Denmark, whichever is applicable, our U.S. source shipping income is derived in connection with, or is incidental to, such trade or business, and such trade or business activity in the applicable treaty jurisdiction is substantial in relation to our trade or business activity in the United States. Additionally, we may also be able to satisfy the Limitation on Benefits article of the U.S.-Denmark Income Tax Treaty if we can establish that our principal class of shares is regularly traded on a recognized stock exchange, such as Nasdaq Copenhagen, and either (i) primarily traded on a recognized stock exchange located in Denmark, or (ii) our primary place of management and control is in Denmark, our country of residence. For this purpose, our Class A Common Shares would generally be considered our primary class of shares if the Class A Common Shares represent more than 50% of the voting power and value of the Company. Additionally for this purpose, our Class A Common Shares would be treated as regularly traded if the Class A Common Shares are traded in more than de minimis quantities each quarter, and if the aggregate number of Class A Common Shares traded during the prior taxable year is at least 6% of the average number of Class A Common Shares during such prior taxable year. Given the legal and factual uncertainties in making the foregoing determination, there can be no assurance that we will qualify for exemption from tax under a U.S. federal income tax treaty, or that the IRS or a court of law will agree with our determination in this regard.

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

The Treasury Regulations provide further that stock of a foreign corporation will be considered to be “regularly traded” on an established securities market only if: (i) one or more classes of stock of the corporation that, in the aggregate, represents more than 50% of the stock of the corporation, by voting power and value, is listed on such established securities market, (ii) each such class of stock is traded on such established securities market, other than in de minimis quantities, on at least 60 days during the taxable year, and (iii) the aggregate number of shares of such stock traded on such established securities market is at least 10% of the average number of shares of such stock outstanding during such taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied with respect to a class of stock that is traded on an established securities market in the United States if such stock is regularly quoted by dealers making a market in such stock. Although we have a class of stock that is listed on the Nasdaq New York, an established securities market in the United States, we do not anticipate satisfying the requirement that our stock be “regularly traded” on an established securities market under the quantitative testing rules.

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

We do not intend to have, or permit circumstances that would result in having, substantially all of our U.S. source shipping income be attributable to regularly scheduled transportation. Based on the foregoing and on the expected mode of our shipping operations, we expect that none of our U.S. source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

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

Any dividend income received by a United Kingdom resident individual Shareholder in excess of the Nil Rate Amount will be subject to income tax at a rate of 7.5%, to the extent that it is within the basic rate band, 32.5%, to the extent that it is within the higher rate band and 38.1%, to the extent that it is within the additional rate band.

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

A shareholder who is an individual and who has ceased to be resident in the United Kingdom for taxation purposes (or has become treated as resident outside the United Kingdom for the purposes of a double tax treaty (‘‘Treaty non-resident’’)) for a period of five years or less, and who disposes of the Class A common shares during that period may in some circumstances also be liable, on his or her return to the United Kingdom, to United Kingdom capital gains tax on that gain, subject to any available exemptions or reliefs.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We intend to submit any annual report provided to shareholders in electronic format as an exhibit to a current report on Form 6-K. Please see “Item 19. Exhibits- Annual Report” for the sections of our Annual Report 2022 that are incorporated by reference into this annual report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to Note 24—”Risks Associated with TORM’s Activities” on pages 164-167 of our Annual Report 2022.

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

We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e) under the Securities Act of 1934) as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B. Management’s Annual Report on Internal Control Over Financial Reporting

In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2022.

Marine Exhaust Technology A/S, a newly acquired business, is exempt from the scope of the reporting and control requirements applicable to the Company under Section 404 of the Sarbanes-Oxley Act and is not included in management’s assessment of internal control over financial reporting for the year ended December 31, 2022, as the acquisition was completed on September 01, 2022. Marine Exhaust Technology A/S constituted 1% and 0.4% of total assets and net assets, respectively, as of 31 December 2022 and 0.4% and 0% of revenue and net profit, respectively, for the year then ended.

C. Attestation Report of the Registered Public Accounting Firm

The attestation report on the Company’s internal control over financial reporting issued by the registered public accounting firm that audited the Company’s consolidated financial statements appears on page F-70 of the financial statements filed as part of this annual report.

D. Changes in Internal Control Over Financial Reporting

In April 2022, the Company implemented a new global human resources, planning and payroll system for seafarers. As part of the implementation of the new system, changes were made to relevant business processes, primarily the seafarer payroll process, resulting in a changed risk environment. The related control activities were redesigned to maintain appropriate internal control over financial reporting. There were no additional material changes in the Company’s internal control over financial reporting during the year that ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company’s principal accountant from April 15, 2020 and through 2022 was EY Godkendt Revisionspartnerselskab (PCAOB ID: 1757).

Reference is made to Note 6 —“Remuneration to Auditors Appointed at the Parent Company’s Annual General Meeting” on page F-28 and to the “Audit Committee Report” on pages 89-94 of our Annual Report 2022.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2022, no issuer or affiliate purchases of our equity securities were made.

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

Independence of Directors. Nasdaq New York requires that a U.S.-listed company maintain a majority of independent directors. Our Board of Directors consists of five directors, three of which are considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of Nasdaq New York. Under English law and our Articles of Association, our Board of Directors is not required to consist of a majority of independent directors. Under the United Kingdom Corporate Governance Code, to which we are subject, a majority of our Board is required to be independent. However, the determination of independence is different from Nasdaq New York standards, and we may choose to deviate from this requirement in the future as long as we explain why we have done so in our annual report.

Remuneration Committee. Nasdaq New York requires that a listed U.S. company have a remuneration committee consisting only of independent directors. Under English law and our Articles of Association, our Remuneration Committee is not required to consist entirely of independent directors. The United Kingdom Corporate Governance Code requires this committee to be comprised of independent directors and that the chairman of the Board of Directors not chair the Remuneration Committee, but we currently deviate from these requirements in that our Chairman of the Board, Christopher H. Boehringer, is also chair of our Remuneration Committee. For more information, see “Corporate Governance – Statement of Compliance with the United Kingdom Corporate Governance Code” on page 118 of our Annual Report 2022.

Audit Committee. Nasdaq New York requires, among other things, that a listed U.S. company have an audit committee comprised of three entirely independent directors. The United Kingdom Corporate Governance Code requires an audit committee to be comprised of three, or in the case of smaller companies, two, independent directors, but we may choose to deviate from this requirement in the future as long as we explain why in our annual report. Currently, our Audit Committee is comprised of our three independent directors.

Executive Sessions. Nasdaq New York requires that the independent directors of a U.S. listed company have regularly scheduled meetings at which only independent directors are present, or executive sessions. The United Kingdom Corporate Governance Code requires that our Chairman hold meetings with non-executive directors without the executives present and that, led by the senior independent director, the non-executive directors meet without the Chairman present at least annually to appraise the Chairman’s performance and on such other occasions as necessary.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item accompany this annual report in the form of our Annual Report 2022 (see Item 19).

ITEM 19.	EXHIBITS

Annual Report

The following pages from our Annual Report 2022, furnished to the SEC on Form 6-K, dated March 16, 2023, are incorporated by reference into this annual report on Form 20-F. The content of quotations, websites and other sources referenced on these pages of the Annual Report 2022 are not incorporated by reference into this Form 20-F.

Section	Page(s) in the Annual Report 2022

Key Figures	3

2022 in Review	7-8

Business Model and Strategic Choices	9-20

TORM Fleet Development	58

Environmental, social and governance issues	22-49
Market Drivers and Outlook	53

Market Review	51-52

Financial Review 2022—Liquidity and Cash Flow; Assessment of Impairment of Assets; Primary Factors Affecting Results of Operations	60-69

Corporate Governance—Board of Directors; Board and Committee Meeting Attendance	84

Board of Director Committee Reports	89-110

Investor Information—Distribution Policy	114

Directors’ Report—Share Capital	118

Glossary	196

List of Exhibits

1.1	Memorandum and Articles of Association(1)
2.1	Form of Class A Common Share Certificate(1)
2.2	B Share Minority Trust Deed, dated May 30, 2016(1)
2.3	Equity Warrant Instrument, dated March 15, 2016(1)
2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934(4)
4.1	TORM plc 2018 Management Long-Term Incentive Plan(3)
4.2	TORM plc 2019 Management Long-Term Incentive Plan(4)
4.3	TORM plc 2020 Management Long-Term Incentive Plan(5)
4.4	TORM plc 2021 Management Long-Term Incentive Plan(6)
4.5	TORM plc 2022 Management Long-Term Incentive Plan
8.1	List of Subsidiaries
11.1	TORM’s Business Principles(2)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of EY Godkendt Revisionspartnerselskab
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase
104.Cover	Intractive data file (formatted as inline XBRL and contained in Exhibit 101)

(1) Filed as an exhibit to the Company’s Registration Statement on Form 20-F (Registration No. 001-38294) on November 24, 2017, as amended, and incorporated by reference herein.

(2) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 8, 2018, and incorporated by reference herein.

(3) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 12, 2019, and incorporated by reference herein.

(4) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 11, 2020, and incorporated by reference herein.

(5) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 1, 2021, and incorporated by reference herein

(6) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 23, 2022, and incorporated by reference herein

Financial Statements

Consolidated income statement

01 January-31 December

USD '000	Note	2022	2021	2020
Revenue	3,4	1,443,351	619,532	747,356
Port expenses, bunkers, commissions, and other cost of goods and services sold		(459,468)	(240,937)	(227,924)
Operating expenses	5	(202,098)	(190,471)	(178,376)
Profit from sale of vessels	27	10,165	—	1,069
Administrative expenses	5,6	(55,005)	(51,542)	(50,773)
Other operating income and expenses		5,992	414	(19,185)
Share of profit/(loss) from joint ventures		152	(104)	(242)
Impairment losses on tangible assets	8,10,27	(2,647)	(4,645)	(11,096)
Depreciation and amortization	7,8,9	(139,023)	(130,851)	(121,922)

Operating profit (EBIT)		601,419	1,396	138,907

Financial income	12	4,037	241	536
Financial expenses	12	(48,793)	(42,382)	(49,914)

Profit/(loss) before tax		556,663	(40,745)	89,529

Tax	16	5,911	(1,344)	(1,415)

Net profit/(loss) for the year		562,574	(42,089)	88,114

Net profit/(loss) for the year attributable to:
TORM plc shareholders		562,754	(42,089)	88,114
Non-controlling interest		(180)	—	—
Net profit/(loss) for the year		562,574	(42,089)	88,114

Earnings per share for TORM plc shareholders
Basic earnings/(loss) per share (USD)	31	6.92	(0.54)	1.19
Diluted earnings/(loss) per share (USD)	31	6.80	(0.54)	1.19

Consolidated statement of comprehensive income

01 January-31 December

USD '000	2022	2021	2020
Net profit/(loss) for the year	562,574	(42,089)	88,114

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	(531)	(209)	16
Reclassification of exchange rate adjustments on disposal of joint venture	51	—	—
Fair value adjustment on hedging instruments	54,851	8,455	(15,790)
Fair value adjustment on hedging instruments transferred to income statement	1,739	8,667	6,860
Tax on items that may be reclassified to profit or loss	(13,162)	—	—

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	—	(8)	103
Other comprehensive income/(loss) after tax	42,948	16,905	(8,811)

Total comprehensive income/(loss) for the year	605,522	(25,184)	79,303

Total comprehensive income/(loss) for the year attributable to:
TORM plc shareholders	605,607	(25,184)	79,303
Non-controlling interest	(85)	—	—
Total comprehensive income/(loss) for the year	605,522	(25,184)	79,303

Consolidated balance sheet

As of 31 December

USD '000	Note	2022	2021	2020
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill	7,10,33	1,835	—	—
Other intangible assets	7	1,941	—	—
Total intangible assets		3,776	—	—

Tangible fixed assets
Land and buildings	8,9	3,814	4,824	7,098
Vessels and capitalized dry-docking	8,9,10,20	1,855,903	1,937,791	1,722,465
Prepayments on vessels	8	—	11,996	12,024
Other plant and operating equipment	8	5,573	6,327	6,847
Total tangible fixed assets		1,865,290	1,960,938	1,748,434

Financial assets
Investments in joint ventures		76	1,473	1,588
Loan receivables	11	4,570	4,617	4,617
Deferred tax asset	16	555	651	344
Other investments		197	1	1
Total financial assets		5,398	6,742	6,550

Total non-current assets	3	1,874,464	1,967,680	1,754,984

CURRENT ASSETS
Inventories		72,033	48,812	22,459
Trade receivables	13	259,479	83,968	58,574
Other receivables	14	74,026	39,966	24,881
Prepayments	15	10,371	5,624	2,181
Cash and cash equivalents incl. restricted cash	32	323,803	171,733	135,564
Current assets		739,712	350,103	243,659

Assets held for sale	27	—	13,216	—

Total current assets		739,712	363,319	243,659

TOTAL ASSETS		2,614,176	2,330,999	1,998,643

USD '000	Note	2022	2021	2020
EQUITY AND LIABILITIES
EQUITY
Common shares	17	823	812	748
Share premium		167,531	159,558	102,044
Treasury shares	17	(4,235)	(4,235)	(4,235)
Hedging reserves		39,870	(3,559)	(20,681)
Translation reserves		(439)	137	346
Retained profit		1,297,774	899,467	939,247
Equity attributable to TORM plc shareholders		1,501,324	1,052,180	1,017,469
Non-controlling interest	33	2,350	—	—
Total equity		1,503,674	1,052,180	1,017,469

LIABILITIES
NON-CURRENT LIABILITIES
Non-current tax liability related to held-over gains	16	45,176	45,176	44,923
Deferred tax liability	16	6,082	—	—
Borrowings	9,19,20,22	849,818	926,450	739,543
Other non-current liabilities	18	3,038	—	—
Total non-current liabilities		904,114	971,626	784,466

CURRENT LIABILITIES
Borrowings	9,19,20,22	117,107	208,951	102,858
Trade payables	22	48,502	35,332	14,350
Current tax liabilities		1,953	929	1,418
Other liabilities	18,22	31,141	43,681	59,782
Provisions	30	6,800	18,300	18,300
Deferred income		885	—	—
Total current liabilities		206,388	307,193	196,708

Total liabilities		1,110,502	1,278,819	981,174

TOTAL EQUITY AND LIABILITIES		2,614,176	2,330,999	1,998,643

Consolidated statement of changes in equity

01 January-31 December

							Equity
							attributable to	Non-
							shareholders	controlling
USD '000	Common shares	Share premium	Treasury shares 1)	Hedging reserves	Translation reserves	Retained profit	of TORM plc	interest	Total
Equity as of 01 January 2020	747	101,289	(2,887)	(11,751)	330	919,959	1,007,687	—	1,007,687

Comprehensive income/loss for the year:
Net profit/(loss) for the year	—	—	—	—	—	88,114	88,114	—	88,114
Other comprehensive income/(loss) for the year²⁾	—	—	—	(8,930)	16	103	(8,811)	—	(8,811)
Total comprehensive income/(loss) for the year	—	—	—	(8,930)	16	88,217	79,303	—	79,303

Capital increase	1	787	—	—	—	—	788	—	788
Transaction costs of capital increase	—	(32)	—	—	—	—	(32)	—	(32)
Acquisition of treasury shares	—	—	(1,348)	—	—	—	(1,348)	—	(1,348)
Share-based compensation	—	—	—	—	—	1,682	1,682	—	1,682
Dividend paid	—	—	—	—	—	(70,611)	(70,611)	—	(70,611)
Total changes in equity 2020	1	755	(1,348)	(8,930)	16	19,288	9,782	—	9,782

Equity as of 31 December 2020	748	102,044	(4,235)	(20,681)	346	939,247	1,017,469	—	1,017,469

Comprehensive income/loss for the year:
Net profit/(loss) for the year	—	—	—	—	—	(42,089)	(42,089)	—	(42,089)
Other comprehensive income/(loss) for the year ²⁾	—	—	—	17,122	(209)	(8)	16,905	—	16,905
Total comprehensive income/(loss) for the year	—	—	—	17,122	(209)	(42,097)	(25,184)	—	(25,184)

Capital increase3)	64	57,799	—	—	—	—	57,863	—	57,863
Transaction costs of capital increase	—	(285)	—	—	—	—	(285)	—	(285)
Share-based compensation	—	—	—	—	—	2,317	2,317	—	2,317
Total changes in equity 2021	64	57,514	—	17,122	(209)	(39,780)	34,711	—	34,711

Equity as of 31 December 2021	812	159,558	(4,235)	(3,559)	137	899,467	1,052,180	—	1,052,180

Consolidated statement of changes in equity

01 January-31 December

							Equity
							attributable to	Non-
							shareholders	controlling
USD ‘000	Common shares	Share premium	Treasury shares 1)	Hedging reserves	Translation reserves	Retained profit	of TORM plc	interest	Total
Equity as of 01 January 2022	812	159,558	(4,235)	(3,559)	137	899,467	1,052,180	—	1,052,180
Comprehensive income/(loss) for the year:
Net profit/(loss) for the year	—	—	—	—	—	562,754	562,754	(180)	562,574
Other comprehensive income/(loss) for the year ²⁾	—	—	—	56,591	(576)	—	56,015	95	56,110
Tax on other comprehensive income	—	—	—	(13,162)	—	—	(13,162)	—	(13,162)
Total comprehensive income/(loss) for the year	—	—	—	43,429	(576)	562,754	605,607	(85)	605,522

Capital increase ³⁾	11	8,004	—	—	—	—	8,015	—	8,015
Transaction costs of capital increase	—	(31)	—	—	—	—	(31)	—	(31)
Share-based compensation	—	—	—	—	—	2,211	2,211	—	2,211
Dividend paid	—	—	—	—	—	(166,658)	(166,658)	—	(166,658)
Total changes in equity 2022	11	7,973	—	43,429	(576)	398,307	449,144	(85)	449,059

Non-controlling interest arising on acquisition	—	—	—	—	—	—	—	2,435	2,435

Equity as of 31 December 2022	823	167,531	(4,235)	39,870	(439)	1,297,774	1,501,324	2,350	1,503,674

1)    Please refer to note 17 for further information on treasury shares.

2)    Please refer to "Consolidated Statement of Comprehensive Income".

3⁾    Please refer to note 17 for further information on capital increases during the year.

Consolidated cash flow statement

01 January-31 December

USD ‘000	Note	2022	2021	2020
Cash flow from operating activities
Net profit/(loss) for the year		562,574	(42,089)	88,114

Reversals:
Profit from sale of vessels		(10,165)	—	(1,069)
Depreciation and amortization	7,8	139,023	130,851	121,922
Impairment losses on tangible assets	7,10,27	2,647	4,645	11,096
Share of profit/(loss) from joint ventures		(152)	104	242
Financial income	12	(4,037)	(241)	(536)
Financial expenses	12	48,793	42,382	49,914
Tax expenses	16	(5,911)	1,344	1,415
Other non-cash movements	28	(3,691)	1,350	1,093

Dividends received from joint ventures		—	275	275
Interest received and realized exchange gains		4,037	241	583
Interest paid and realized exchange losses		(49,631)	(41,046)	(52,905)
Income taxes paid		(658)	(1,379)	(252)
Change in inventories, receivables and payables, etc.	28	(180,915)	(48,489)	15,909

Net cash flow from operating activities		501,914	47,948	235,801

USD ‘000	Note	2022	2021	2020
Cash flow from investing activities
Investment in tangible fixed assets ¹)		(119,344)	(319,787)	(173,050)
Investment in intangible fixed assets		(618)	—	—
Acquisition of subsidiaries, net of cash acquired	33	1,070	—	—
Sale of tangible fixed assets	27	106,623	10,033	83,662
Change in restricted cash		23,542	19,161	(30,414)

Net cash flow from investing activities		11,273	(290,593)	(119,802)

Cash flow from financing activities
Proceeds, borrowings	11,19	96,254	548,817	734,346
Repayment, borrowings	19	(275,155)	(253,420)	(746,475)
Dividend paid		(166,658)	—	(70,611)
Capital increase ¹)	17	8,015	2,863	788
Transaction costs share issue		(31)	(285)	(32)
Purchase/disposal of treasury shares		—	—	(1,348)

Net cash flow from financing activities		(337,575)	297,975	(83,332)

Net cash flow from operating, investing, and financing activities		175,612	55,330	32,667

Cash and cash equivalents as of 01 January		144,844	89,514	56,847

Cash and cash equivalents as of 31 December		320,456	144,844	89,514

Restricted cash as of 31 December	32	3,347	26,889	46,050
Cash and cash equivalents, including restricted cash as of 31 December		323,803	171,733	135,564

¹⁾ In 2021 share capital was increased by USD 57.9m including a USD 55.0m non-cash share issue in relation to acquisition of eight vessels. Please refer to Note 17 for further reference.

Notes to the consolidated financial statements

NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Overview of business

TORM plc is a shipping company that primarily owns and operates a fleet of product tankers and is engaged in the marine exhaust industry. TORM plc is a public company limited by shares and is incorporated in England and Wales. Its registered number is 09818726, and its registered address is Office 105, 20 St Dunstan’s Hill, London, EC3R 8HL, United Kingdom. Unless otherwise indicated, the terms “TORM plc”, “we”, “us”, “our”, the ”Company”, and the “Group” refer to TORM plc and its consolidated subsidiaries, which include TORM A/S and its consolidated subsidiaries.

TORM plc is listed on the stock exchanges Nasdaq in Copenhagen, Denmark, and on Nasdaq in New York, the United States.

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with UK-adopted International Accounting Standards (“UK-adopted IAS”). The consolidated financial statements are also prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the EU, as applied to financial periods beginning on or after 01 January 2022 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.

The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention, except where fair value accounting is specifically required by IFRS.

The functional currency of the Company is USD, and the Company applies USD as the presentation currency in the preparation of the consolidated financial statements.

Going concern

As of 31 December 2022, TORM’s available liquidity including undrawn and committed facilities was USD 416m, including a total cash position of USD 324m (including cash held for dividend payment). TORM’s net interest-bearing debt was USD 663m, and the net debt loan-to-value ratio was 25% (Tanker segment only and before dividend payment). Further information on TORM’s objectives and policies for managing its capital, its financial risk management objectives, and its exposure to credit and liquidity risk can be found in note 24 to the financial statements. The principal risks and uncertainties facing TORM are set out on pages 70-74.

TORM monitors its funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements, including potential newbuildings, purchase of second-hand vessels and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in note 2 to the financial statements. A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The changed geopolitical situation has so far been positive for the product tanker market, and TORM’s base case assumes that this positive sentiment related to freight rates and vessel values will continue throughout 2023. In the base case, TORM has sufficient liquidity and headroom above all the covenant limits.

TORM performs sensitivity calculations to reflect downside scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required. The downside scenarios cover the principal risks and uncertainties facing TORM as set out on pages 70-74 and include different distressed outlooks for the product tanker market. In a stress case scenario, Management has stressed freight rates to the lowest rolling four-quarter average since 2000 on a per vessel class basis and a decline in vessel values. In such scenario, TORM maintains sufficient headroom on liquidity and covenants.

NOTE 1 – continued

The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for the period until 31 March 2024. TORM’s cash flow forecast and expected covenant compliance are based on the Business Plan approved by the Board of Directors. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue the operational existence and comply with its financial covenants for the period until 31 March 2024. Accordingly, TORM continues to adopt the going concern basis in preparing its financial statements.

Adoption of new or amended IFRS standards

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2022:

●	Annual Improvements 2018-2020
●	Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets

It is assessed that application of these effective on 01 January 2022 has not had any material impact on the consolidated financial statements in 2022.

Accounting standards and interpretations not yet adopted

IASB has issued a number of new or amended accounting standards (IFRS) and interpretations  (IFRIC) which have not yet come into effect:

●	IFRS 17 Insurance Contracts (01 January 2023)
●	IAS 12 amendments Deferred Tax related to Assets and liabilities arising from a Single Transaction (01 January 2023)
●	IAS 8 amendments Definition of Accounting Estimates (01 January 2023)
●	IAS 1 and IFRS Practice Statement 2 amendments Disclosure of Accounting Policies (01 January 2023)
●	Amendments to IAS 1 Presentation of Financial Statements (01 January 2024)
●	Amendments to IFRS 16 Lease Liability in a Sale and Leaseback (01 January 2024)
●	IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture issued in September 2014 (deferred indefinitely)

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

Accounting policies

The Group’s general accounting policies are described below. In addition to this, specific accounting policies are described in each of the individual notes to the consolidated financial statements as outlined in the following notes:

●	Segment reporting
●	Revenue from contracts with customers
●	Staff costs
●	Intangible assets
●	Tangible fixed assets

NOTE 1 – continued

●	Leasing
●	Impairment
●	Loan receivables
●	Financial items
●	Trade receivables
●	Tax
●	Other liabilities
●	Borrowings
●	Derivative financial instruments
●	Provisions
●	Earnings per share
●	Business combinations

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

TORM reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

●	The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders
●	Potential voting rights held by the Company, other vote holders, or other parties
●	Rights arising from other contractual arrangements
●	Any additional facts and circumstances which indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time when decisions need to be made, including voting pattern at previous shareholders’ meetings

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

NOTE 1 – continued

Foreign currencies

The functional currency of all significant entities, including subsidiaries and associated companies, is United States Dollars (USD) because the Company’s vessels operate in international shipping markets, in which income and expenses are settled in USD, and because the Company’s most significant assets and liabilities in the form of vessels and related liabilities are denominated in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the transaction date. Cash, receivables and payables and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the balance sheet date. Gains or losses due to differences between the exchange rate at the transaction date and the exchange rate at the settlement date or the balance sheet date are recognized in the income statement under “Financial income” and “Financial expenses”.

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

Income statement

Port expenses, bunkers, and commissions and other costs of goods and services sold

Port expenses, bunker fuel consumption, and commissions are recognized as incurred. To the extent that the costs are recoverable, costs directly attributable to relocate the vessel to the load port are capitalized and amortized over the course of the transportation period.

Gains and losses on forward bunker contracts, forward freight agreements (FFA) as well as write-down for losses on trade receivables are included in this line.

Operating expenses

Operating expenses, which comprise crew expenses, repair and maintenance expenses, and tonnage duty, are expensed as incurred.

Profit from sale of vessels

Profit from sale of vessels is recognized at the time of delivery to the buyer, representing the difference between the sales price less costs to sell and the carrying value of the vessel.

Administrative expenses

Administrative expenses, which comprise administrative staff costs, management costs, office expenses, and other expenses relating to administration, are expensed as incurred.

Other operating expenses and income

Other operating expenses primarily comprise management fees paid to commercial and technical managers for managing the fleet, profits and losses deriving from the disposal of fixed assets other than vessels as well as claims and disputes provisions.

NOTE 1 – continued

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

Subsequent reversal of impairment losses is recognized if the recoverable amount exceeds the carrying amount to the extent that the carrying amount does not exceed the carrying amount without any historical impairment losses.

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

Inventories

Inventories consist of bunkers, lube oil and other inventories and are stated at the lower of cost in accordance with the FIFO-principle and net realizable value. Cost of bunkers and lube oil includes expenditure incurred in acquiring bunkers and lube oil including delivery costs less discounts. The cost of other inventories consists of raw materials and components based on direct costs, direct payroll costs and a proportionate share of indirect production costs. Indirect production costs include the proportionate share of capacity costs directly relating hereto, which are allocated on the basis of the normal capacity of the production facility.

Treasury shares

Treasury shares are recognized as a separate component of equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in equity.

Dividend

Interim dividends are recognized as a liability at the time of declaration. Any year-end dividend is recognized as a liability at the date of approval at the AGM.

Other non-current liabilities

Other non-current liabilities consist of long-term employee-related liabilities related to the frozen Danish holiday funds in connection with the transition to the new Danish Holiday Act. TORM has elected to keep the holiday funds until the employees, covered at the transition date, reach the age of retirement. The liability is remeasured annually based on an index rate published by the Holiday Allowance fund.

NOTE 1 – continued

Trade payables

Trade payables are recognized at the fair value of the item purchased and are subsequently measured at amortized cost.

Deferred income

Deferred income relates to amounts received from customers in advance of the related performance obligations being satisfied.

Cash flow statement

The cash flow statement shows how income and changes in the balance sheet items affect cash and cash equivalent, i.e. how cash is generated or used in the period. The cash flow statement is presented in accordance with the indirect method commencing with “Net profit/(loss) for the year”.

Cash flow from operating activities converts income statement items from the accrual basis of accounting to cash basis. Starting with “Net profit/(loss) for the year”, non-cash items are reversed, and actual payments are included. Further, the change in working capital is taken into account.

Cash flow from investing activities comprises the cash used or received in the purchase and sale of tangible fixed assets and financial assets as well as cash from business combinations.

Cash flow from financing activities comprises changes in the cash used or received in borrowings (amount of new borrowings and repayments), purchases or sales of treasury shares, dividend paid to shareholders.

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

Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or if changes in the estimate that would have a material impact on the Company’s financial position or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management also makes various accounting judgements in the preparation of the consolidated financial statements which can affect the amounts recognized.

NOTE 1 – continued

Judgements

Management has assessed that TORM has two cash-generating units (CGUs), being the Main Fleet and the Marine Exhaust cash-generating units. The Main Fleet is comprised of TORM’s LR1, LR2 and MR vessels, which are largely interchangeable, and the cash flows generated by them are interdependent. These vessels are operated collectively as a combined internal pool, employed principally in the spot market, and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications and the price of transport rather than vessel class. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. All vessels in the Main Fleet can handle multiple sizes of cargo and sail all seas and oceans, over both shorter and long distances. The Main Fleet is monitored and managed on an aggregated level as one pool, i.e. each vessel or vessel class does not generate cash inflows which are largely independent of those from other vessels or vessel classes. The MR vessels acquired in 2021 with chemical trading capability are operated as all other product tanker vessels and thus included in the Main Fleet CGU.

In addition, the activities within the Marine Exhaust segment represent a single CGU because cash inflows are generated independent of the cash inflows from the Main Fleet from serving the existing external customer base of the Marine Exhaust segment.

In 2021 and 2020, CGUs outside the Main Fleet in the Tanker segment comprised the two Handysize vessels, which are typically used for shorter and coastal trade routes and more frequent port calls. The Handysize vessels were both disposed of during 2022.

Estimates

Carrying amounts of vessels

The Company evaluates the carrying amounts of the vessels (including newbuildings) to determine if events have occurred which would require a modification of their carrying amounts. The recoverable number of vessels is reviewed based on events or changes in circumstances which would indicate that the carrying amount of its vessels might not be recoverable. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment or indication of any past impairment losses that should be reversed such as reported sale and purchase prices, market demand and general market conditions.

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

The review for potential impairment indicators and projection of future discounted cash flows related to the vessels is complex and requires the Company to make various estimates including future freight rates, utilization, earnings from the vessels, future operating expenses and capital expenditure including dry-docking costs and discount rates. For more information on key assumptions and related sensitivities, please refer to Note 10.

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

NOTE 2 – LIQUIDITY, CAPITAL RESOURCES, AND SUBSEQUENT EVENTS

Liquidity and capital resources

As of 31 December 2022, TORM’s cash and cash equivalents including restricted cash totaled USD 324m (2021: USD 172m, 2020: USD 136m), and undrawn and committed credit facilities amounted to USD 93m (2021: 38m, 2020: USD 132m). The undrawn and committed credit facilities consisted of two revolving credit facilities as part of a syndicate loan agreement. TORM had no newbuildings on order as of December 2022 (2021: one, 2020: two).

TORM has a Syndicated Facilities Agreement which includes a USD 144m Term Facility Agreement, an undrawn USD 48m Revolving Credit Facility and an undrawn USD 45m Working Capital Facility with maturity in 2026. The undrawn facilities were utilized in 2021 and repaid by TORM in 2022. In addition to the Syndicated Facilities, TORM has a USD 202m Term Facility Agreement with Danish Ship Finance with maturity in 2027. Further, TORM has a USD 31m Term Facility Agreement and a USD 11m Term Facility Agreement both with maturity in 2025, and a USD 21m Term Facility Agreement with maturity in 2026 with Hamburg Commercial Bank. TORM also has a Term Facility Agreement with China Export-Import Bank of USD 41m with maturity in 2030 and with KfW-IPEX Bank of USD 38m with maturity in 2032. As of 31 December 2022, the scheduled minimum payments on mortgage debt and bank loans in 2023 were USD 73m.

TORM has lease debt of a total of USD 70m with various Japanese leasing providers expiring in 2026, lease debt of a total of USD 211m with BoComm Leasing which consists of a lease facility of USD 46m expiring in 2025, a USD 4m lease facility to finance scrubber and ballast water treatment systems expiring in 2024, a lease facility of USD 91m to finance three second-hand LR2 vessels expiring in 2029 and a facility of USD 71m to finance the two newbuilt LR2 vessels delivered in late 2021 and early 2022, with expiry in 2031. Further, TORM has a lease facility of a total of USD 160m with China Development Bank Financial Leasing with expiry in 2029 and 2032 and a lease facility of USD 37m with China Merchant Bank Financial Leasing with expiry in 2033. As of 31 December 2022, the scheduled minimum payments on lease agreements in 2022 were USD 43m.

TORM manages its capital structure for the Group as a whole in order to support our spot-based vessel employment profile. This is done through a conservative leverage, a strong liquidity position and limited off-balance sheet commitments. TORM ongoingly stress tests the capital structure and liquidity position as well as prepares cash forecasts to make sure the capital structure remains robust to potential risks. Besides the liquidity position, the main considerations are loan-to-value ratio, distribution policy, CAPEX commitments, off-balance sheet liabilities, terms and sources of funding vessel investments, hedging of financial market risks and fleet employment strategy, hereunder entering into FFA contracts.

In the second quarter of 2022, TORM introduced a new Distribution Policy where we intend to distribute on a quarterly basis excess liquidity above a fixed threshold cash level as of the balance sheet date. For each quarter, the threshold cash level will be determined as the product of cash requirement per vessel and the number of owned and leased vessels in TORM’s fleet as of the balance sheet date. Excess liquidity is determined as TORM’s readily available liquidity less the threshold cash level. The readily available liquidity is defined as i) TORM’s cash balance at the last day of the quarter preceding the relevant distribution date excluding restricted cash, plus ii) undrawn amounts on TORM’s working capital facilities, minus iii) proceeds received from vessel sales, or additional proceeds from vessel refinancing, or securities offerings in the past 12 months earmarked for share repurchases, debt prepayment, vessel acquisitions, or general corporate purposes.

The cash requirement per vessel is fixed at:

●	USD 1.5m for 30 June 2022
●	USD 1.8m for 30 September 2022 onwards

TORM’s debt facilities include financial covenants related to:

●	Minimum liquidity (cash and cash equivalents minimum amount requirement at all times)
●	Minimum security value (loan-to-value for individual borrowings)
●	Equity ratio (minimum level)

During 2022, 2021 and 2020, TORM did not have any covenant breaches, and Management has assessed that a covenant breach in the near future is remote.

NOTE 2 – continued

Subsequent events

On 25 January 2023, TORM entered into an agreement to acquire three LR1 vessels which together with another agreement that TORM entered into earlier in January 2023 resulted in TORM purchasing a total of seven 2011-2013 built LR1 vessels for an aggregate cash consideration of USD 233.0m. All vessels are expected to be delivered no later than 30 April 2023 and are expected to be financed by sale and leaseback agreements with a Chinese financial institution.

In March 2023, TORM entered into an agreement to purchase three 2013-built MR eco product tanker vessels for a total cash consideration of USD 48.5m and the issuance of 1.42 million shares. The vessels are expected to be delivered no later than 31 May 2023. The cash element of the transaction is expected to be financed through traditional bank financing and in connection with each of the three deliveries, TORM will issue one third of the total share issuance, corresponding to 50% of the total consideration. The transactions will increase TORM's total fleet to 88 vessels on a fully delivered basis.

In March 2023, TORM obtained commitment for refinancing of USD 433m bank and leasing agreements into two new bank facilities, thereby extending debt maturities until 2028, with a possibility to extend most of the debt expiration to 2029. Further, TORM has obtained commitment for financing additional second-hand vessels for up to USD 123m with the same expiration terms. Closing of the agreements is subject to documentation and is expected during the second quarter of 2023.

The geopolitical risk increased significantly following Russia’s invasion of Ukraine in February 2022. The sanctions imposed on Russia by certain Western nations increased uncertainty on the general energy market, sending the price of crude oil to the highest level since 2014. The initial sanctions were not targeting the oil trade, however, the uncertainty and potential for rerouting of trade flows sent the crude tanker freight rates in the European markets upwards. Due to the continuous development and complexity of the situation, the impact on the tanker markets going forward is uncertain, not least due to the implementation by the EU and other nations of oil import and oil price cap sanctions that were imposed on Russian oil on 05 February 2023. Considering our current customer base, main suppliers and financial counterparties as well as covenants in our loan facilities, we do not expect any direct impact on our operations although we expect increased volatility in freight rates, bunker cost, foreign exchange rates, and vessel values.

NOTE 3 – SEGMENT

Segment reporting - consolidated income statement

USDm	2022
	Tanker	Marine Exhaust	Intersegment
	segment	segment	elimination	Total
Revenue	1,440.4	5.9	(2.9)	1,443.4
Port expenses, bunkers, and commissions	(458.9)	—	—	(458.9)
Other cost of goods and services sold	—	(3.0)	2.4	(0.6)
Operating expenses	(202.1)	—	—	(202.1)
Profit from sale of vessels	10.2	—	—	10.2
Administrative expenses	(52.4)	(2.6)	—	(55.0)
Other operating income and expenses	5.8	—	—	5.8
Share of profit/(loss) from joint ventures	0.2	—	—	0.2
Impairment losses and reversal of impairment on tangible assets	(2.6)	—	—	(2.6)
Depreciation and amortization	(138.7)	(0.3)	—	(139.0)

Operating profit (EBIT)	601.9	—	(0.5)	601.4

Financial income	4.0	0.1	—	4.1
Financial expenses	(48.7)	(0.1)	—	(48.8)

Profit before tax	557.2	—	(0.5)	556.7

Tax	5.9	—	—	5.9

Net profit for the year	563.1	—	(0.5)	562.6

Prior to the acquisition of Marine Exhaust Technology A/S (MET) on 01 September 2022, TORM had only one reportable segment, the Tanker segment. Accordingly, comparative segmental information is not provided.

The eliminations above represent revenue and other costs of goods and services sold from the installation of scrubbers performed by the Marine Exhaust entities on tanker vessels within the Tanker segment. All revenue from the Tanker segment is derived from external customers.

In all material aspects, TORM’s customers are domiciled outside the UK and are spread all over the world with only a few countries contributing significantly to TORM’s revenue. In 2022, Switzerland and Mexico contributed with 15.30% (USD 220.9m) and 12.35% (USD 178.2m) respectively of TORM’s revenue. In 2021, Switzerland and Mexico contributed with 23.16% (USD 143.5m) and 16.0% (USD 96.6m) respectively of TORM’s revenue. In 2020, Switzerland, the United States and Mexico contributed with 24.69% (USD 184.5m), 11.87% (USD 88.7m), and 10.73% (USD 80.2m) respectively of TORM’s revenue. Revenue is allocated to countries based on the customer’s ultimate parent domicile.

A major part of TORM’s revenues stems from a small group of customers. In 2022, one customer accounted for 12% of TORM’s revenue in the Tanker segment (2021: one accounted for 15% in the Tanker segment; 2020: one customer accounted for more than 10% in the Tanker segment).

NOTE 3 – continued

Segment reporting - consolidated balance sheet

USDm	2022
	Tanker	Marine Exhaust	Intersegment
	segment	segment	elimination	Total
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill	—	1.8	—	1.8
Other intangible assets	0.7	1.3	—	2.0
Total intangible assets	0.7	3.1	—	3.8

Tangible fixed assets
Land and buildings	2.8	1.0	—	3.8
Vessels and capitalized dry-docking	1,863.4	—	(7.5)	1,855.9
Other plant and operating equipment	4.1	1.5	—	5.6
Total tangible fixed assets	1,870.3	2.5	(7.5)	1,865.3

Financial assets
Investments in joint ventures	0.1	—	—	0.1
Loan receivables	4.6	—	—	4.6
Deferred tax asset	0.5	—	—	0.5
Other investments	0.2	—	—	0.2
Total financial assets	5.4	—	—	5.4
Total non-current assets	1,876.4	5.6	(7.5)	1,874.5

CURRENT ASSETS
Inventories	61.1	11.0	(0.1)	72.0
Trade receivables	255.7	4.2	(0.4)	259.5
Other receivables	72.7	1.3	—	74.0
Prepayments	9.7	0.7	—	10.4
Cash and cash equivalents incl. restricted cash	321.4	2.4	—	323.8
Total current assets	720.6	19.6	(0.5)	739.7
TOTAL ASSETS	2,597.0	25.2	(8.0)	2,614.2

NOTE 3 – continued

Segment reporting - consolidated balance sheet

USDm	2022
	Tanker	Marine Exhaust	Intersegment
	segment	segment	elimination	Total
EQUITY AND LIABILITIES

Total equity	1,498.0	6.2	(0.5)	1,503.7

LIABILITIES
NON-CURRENT LIABILITIES
Non-current tax liability related to held-over gains	45.2	—	—	45.2
Deferred tax liability	5.8	0.3	—	6.1
Borrowings	844.6	5.2	—	849.8
Other non-current liabilities	2.2	0.8	—	3.0
Total non-current liabilities	897.8	6.3	—	904.1

CURRENT LIABILITIES
Borrowings	115.7	1.3	—	117.1
Trade payables	46.4	3.5	(1.4)	48.5
Current tax liabilities	1.6	0.4	—	2.0
Other liabilities	31.0	0.3	(0.2)	31.1
Provisions	6.5	0.3	—	6.8
Deferred income	—	6.8	(5.9)	0.9
Total current liabilities	201.2	12.7	(7.5)	206.4
Total liabilities	1,099.0	19.0	(7.5)	1,110.5
TOTAL EQUITY AND LIABILITIES	2,597.0	25.2	(8.0)	2,614.2

Non-current asset additions during the year:
Goodwill	—	1.8	—	1.8
Other intangible assets	0.6	1.2	—	1.8
Land and buildings	0.3	1.1	—	1.4
Vessels and capitalized dry-docking	84.7	—	(7.5)	77.2
Prepayments on vessels	43.1	—	—	43.1
Other plant and operating equipment	0.8	1.6	—	2.4
Total non-current asset additions	129.5	5.7	(7.5)	127.7

The Company’s non-current assets are based on domicile of the legal entity ownership in the following countries:

USDm	2022	2021	2020
UK	0.1	—	0.1
Denmark	1,389.7	1,442.9	1,199.9
Singapore	475.0	516.7	546.3
Other countries	4.5	2.9	3.7
Non-current assets	1,869.3	1,962.5	1,750.0

Accounting policies

The segmentation is based on the Group’s internal management and reporting structure. The Group has two operating segments, the Tanker segment, for which the services provided primarily comprise transportation of refined oil products such as gasoline, jet fuel, and naphtha, and the Marine Exhaust segment for which the services provided primarily comprise developing and producing advanced and green marine equipment.

NOTE 3 – continued

Transactions between the segments are based on market-related prices and are eliminated at Group level.

TORM considers the global product tanker market as a whole, and as the individual vessels are not limited to specific parts of the world, the Group has only one geographical segment for the Tanker segment. Further, the internal management reporting does not provide geographical information for either the Tanker segment or the Marine Exhaust segment. Consequently, geographical segment information on revenue from external customers or non-current segment assets for the Tanker segment or the Marine Exhaust segment is not provided.

NOTE 4 – REVENUE FROM CONTRACTS WITH CUSTOMERS

USDm	2022	2021	2020
Disaggregation of revenue
Transportation of refined oil products	1,440.4	619.5	747.4
Scrubbers and related services	1.2	—	—
Welding and mounting	1.1	—	—
Others	0.7	—	—
Total revenue	1,443.4	619.5	747.4
Tanker segment	1,440.4	619.5	747.4
Marine Exhaust segment	5.9	—	—
Intersegment elimination	(2.9)	—	—
Total revenue	1,443.4	619.5	747.4

USDm	2022	2021	2020
Customer contract balances
Trade receivables	259.5	84.0	58.6
Customer contract assets¹⁾	3.0	2.0	—
Customer contract liabilities²⁾	(0.9)	—	—
Total	261.6	86.0	58.6

¹⁾    Recognized in prepayments.

²⁾    Recognized in deferred income.

Refer to Note 13 for further information on trade receivables. Customer contract assets primarily relate to prepaid voyage expenses until the cargo load date. During the year, USD 2.0m was recognized relating to customer contracts entered in 2022 (2021: USD 1.4m relating to 2020, 2020: USD 2.6m relating to 2019). Customer contract liabilities primarily relate to prepayments received by customers in connection with scrubber installations. The acquisition of Marine Exhaust Technology A/S resulted in an increase in customer contract liabilities of USD 4.3m.

Accounting policies

Revenue

Income is recognized in the income statement when:

●	The income generating activities have been carried out on the basis of a binding agreement
●	The income can be measured reliably
●	It is probable that the economic benefits associated with the transaction will flow to the Company

NOTE 4 – continued

Revenue comprises freight, charter hire, and demurrage revenue from the vessels as well as Marine Exhaust revenue. Revenue is recognized when or as performance obligations are satisfied by transferring services to the customer, i.e. over time, provided that the stage of completion can be measured reliably. Revenue is measured as the consideration that the Group expects to be entitled to. Freight revenue including charter hire and demurrage (and related voyage costs) are recognized in the income statement according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge). The completion is determined using the load-to-discharge method based on the percentage of the estimated duration of the voyage completed at the reporting date because the customer receives the benefit during the voyage as it is provided.

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

When recognizing revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenue

Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. For cross-over voyages, an estimate of incurred demurrage is recognized at the balance sheet date.

The Company receives the demurrage payment upon reaching final agreement on the amount, which could be up to approximately 100 days after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue.

Marine Exhaust revenue

Some of the Group’s contracts with customers relate to the sale of marine exhaust equipment with installation services. Customers obtain control of the marine exhaust equipment with installation services when the goods are delivered to the customer, they have completed commissioning and delivery has been accepted by the customers. When without installation services, customers obtain control of the marine exhaust equipment when the goods are delivered to and have been accepted by the customers.

Revenue is thus recognized upon the customers obtaining control. There is generally only one performance obligation related hereto.

A warranty provision is recognized for expected repair costs related to warranty claims for sold marine exhaust equipment within the standard warranty period of one year. These provisions are recognized when the equipment is sold and are based on historical experience. The warranty provision estimates are updated annually.

NOTE 5 – STAFF COSTS

Employee information

Staff costs included in operating expenses relate to the 100 seafarers employed under Danish contracts (2021: 106, 2020: 109).

The average number of employees is calculated as a full-time equivalent (FTE).

NOTE 5 – continued

The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months’ salary.

USDm	2022	2021	2020
Total staff costs
Staff costs included in operating expenses	7.7	9.7	9.2
Staff costs included in administrative expenses	42.0	42.4	41.5
Total	49.7	52.1	50.7

Staff costs comprise the following
Wages and salaries	38.8	42.1	42.3
Share-based compensation	2.9	2.3	1.7
Pension costs	3.3	3.6	3.3
Other social security costs	1.5	1.3	1.3
Other staff costs	3.2	2.8	2.1
Total	49.7	52.1	50.7

Average number of permanent employees
Seafarers	100	106	109
Land-based	386	341	332
Total	486	447	441

The majority of seafarers on vessels are on short-term contracts. The number of seafarers on short-term contracts in 2022 was on average 1,565 (2021: 1,449, 2020: 1,474). Total seafarers’ costs in 2022 were USD 76.3m (2021: USD 75.9m, 2020: USD 80.5m), which is included in “Operating expenses”.

USD ‘000	2022	2021	2020
Non-Executive Board and Committee remuneration, short term
Christopher H. Boehringer	210	235	256
David N. Weinstein	207	234	200
Göran Trapp	155	176	172
Torben Janholt	—	—	89
Annette Malm Justad	155	176	139
Total	727	821	856

Executive Management

			Annual
		Taxable	performance
USD ‘000	Salary	benefits	bonus	Total
Executive Management remuneration
Jacob Meldgaard
2020, TORM A/S¹⁾	1,052	41	1,262	2,355
2020, TORM A/S adjustment¹⁾	—	—	(125)	(125)
2020, TORM plc¹⁾	77	—	—	77
2021, TORM A/S¹⁾	1,161	44	1,161	2,366
2021, TORM plc¹⁾	82	—	—	82
2022, TORM A/S¹⁾	1,040	39	593	1,672
2022, TORM plc¹⁾	72	—	—	72

¹⁾    Paid by legal entity as noted.

NOTE 5 – continued

As discussed in the 2020 Annual Report, at the time of issue the CEO’s bonus figure had yet to be agreed, and instead the Annual Report 2020 included an estimate of DKK 8.4m (USD 1.262m), equating to 120% of the CEO’s base salary. After final agreement with the Remuneration Committee, the CEO’s bonus figure was set at DKK 7.0m (USD 1.1m), equating to 100% of his base salary.

Key management personnel consist of the Board of Directors and the Executive Director. Total compensation to key management personnel expensed during the year as detailed in this note amounts to USD 2.5m (2021: USD 3.3m,2020: USD 3.2m).

Senior Management Team

The aggregated compensation paid by the Group to the three (2021: 3) other members of the Senior Management Team in 2022 (excluding CEO Jacob Meldgaard) was USD 2.1m (2021: USD 2.2m, 2020: USD 2.1m), which includes an aggregate of USD 0.1m (2021: USD 0.1m, 2020: USD 0.1m) allocated for pensions (defined contribution plans) for these individuals.

LTIP element of CEO Jacob Meldgaard’s remuneration package 2022:

Grant date	25-Apr-18	18-Mar-21	23-Mar-22
RSU LTIP grant¹⁾	766,035	255,200	255,200
Exercise price per share	DKK 53.7	DKK 53.5	DKK 58.0
RSU grant value assuming 100% vesting	USD 0.9m	USD 0.6m	USD 0.5m

¹⁾    LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 10 of 25 April 2018, announcement no. 7 dated 18 March 2021, and announcement no.9 dated 23 March 2022 , therefore there is no minimum or maximum for 2018, 2021 and 2022.

TORM operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of shares is recognized as an expense and allocated over the vesting period. Employment in TORM throughout the period is in most cases a prerequisite for upholding the full vesting rights in the RSU program. For good leavers subject to the Danish Stock Options Act, the RSUs will vest in accordance with the vesting schedule, but for all other leavers, all unvested RSUs shall be immediately forfeited for no consideration. Options are granted under the plan for no consideration and carry no dividend or voting rights.

In accordance with its Remuneration Policy, TORM has granted the CEO a number of Restricted Share Units (RSUs). There are no performance conditions associated with this grant of RSUs.

Refer to Long-Term Incentive Program – restricted share units granted to the executive director on page 104 for further information. The original RSUs granted to the CEO in 2016 vested in equal installments over a five-year period. Subsequent awards vest in equal installments over three years.

Vested RSUs may be exercised for a period of 360 days from each vesting date. Details of the CEO’s awards and interests in Restricted Share Units are set out on page 106.

The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards as there are no performance conditions associated with this grant of RSUs.

As detailed in announcement no. 7 issued on 18 March 2021, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount can be exercised from 01 January 2022. The exercise price for each RSU is DKK 53.5, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc’s 2020 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

NOTE 5 – continued

As detailed in announcement no. 9 issued on 23 March 2022, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount can be exercised from 01 January 2023. The exercise price for each RSU is DKK 58, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc’s 2021 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.

Long-term employee benefit obligations

The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units in TORM plc at a determinable price to the entity’s key personnel. The RSUs granted entitle the holder to acquire one TORM A-share.

The program comprises the following number of shares in TORM plc:

Number of shares (1,000)	2022	2021	2020
Outstanding as of 01 January	2,372.9	2,187.5	2,228.3
Granted during the period	1,393.0	1,355.1	1,047.4
Exercised during the period	(1,078.0)	(409.4)	(107.7)
Expired/forfeited during the period	(263.8)	(760.3)	(980.5)
Outstanding as of 31 December	2,424.0	2,372.9	2,187.5

Exercisable as of 31 December	—	—	—

In 2020, the Board of Directors agreed to grant a total of 1,047,389 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 69.9. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2020 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as of 31 December 2020 is 1.5 years.

In 2021, the Board of Directors agreed to grant a total of 1,355,121 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 53.5. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2021 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as of 31 December 2021 is 1.5 years.

In 2022, the Board of Directors agreed to grant a total of 1,137,770 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 58.0. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2022 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as of 31 December 2022 is 1.5 years.

Accounting policies

Employee benefits

Wages, salaries, social security contributions, holiday and sick leave, bonuses, and other monetary and non-monetary benefits are recognized in the year in which the employees render the associated services. Please also refer to the accounting policy for share-based payment.

Pension plans

The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

NOTE 5 – continued

Share-based payments

The Group makes equity-settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares which will eventually vest. The fair value of the share schemes is calculated using the Black-Scholes model at the grant date.

NOTE 6 – REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY’S ANNUAL GENERAL MEETING

The remuneration of the auditor is required to be presented as follows:

USDm	2022	2021	2020
Audit fees
Fees paid to the Company's auditor for the audit of the Company's annual accounts	0.9	0.5	0.4
Audit of the Company's subsidiaries pursuant to legislation	0.1	0.3	0.2
Total audit fees	1.0	0.8	0.6

Non-audit fees
Audit-related services	0.2	0.1	0.0
Tax services	—	0.1	0.1
Others	0.2	—	—
Total non-audit fees	0.4	0.2	0.1

Total	1.4	1.0	0.7

Under SEC regulations, the remuneration of the auditor of USD 1.4m (2021: USD 1.0m, 2020: USD 0.7m) is required to be presented as follows: Audit USD 1.4m (2021: USD 0.8m, 2020: USD 0.6m), audit-related USD 0.0m (2021: other audit related services USD 0.1m, 2020: USD 0.0m) and tax services USD 0.0m (2021: tax related services USD 0.1m, 2020: USD 0.1m).

Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

NOTE 7 – INTANGIBLE ASSETS

USDm	2022	2021	2020
Goodwill
Cost:
Balance as of 01 January	11.4	11.4	11.4
Additions from business combinations	1.8	—	—
Balance as of 31 December	13.2	11.4	11.4

Impairment:
Balance as of 01 January	11.4	11.4	11.4
Impairment losses	—	—	—
Balance as of 31 December	11.4	11.4	11.4
Carrying amount	1.8	—	—

The opening balance on goodwill cost and impairment relates to the reverse acquisition of TORM A/S in 2015, which was impaired in 2016. The goodwill addition during the year of USD 1.8m relates to the acquisition of Marine Exhaust Technology A/S, which is allocated to the Marine Exhaust cash-generating unit. Please refer to note 33 for further reference on acquisition and note 10 for further reference on impairment testing.

NOTE 7 – continued

USDm	2022	2021	2020
Other intangible assets
Cost:
Balance as of 01 January	—	—	—
Exchange rate adjustments	0.2	—	—
Additions	0.6	—	—
Additions from business combinations	1.2	—	—
Transfer from other items	0.3	—	—
Balance as of 31 December	2.3	—	—

Amortization:
Balance as of 01 January	—	—	—
Amortization for the year	0.3	—	—
Transfer from other items	0.1	—	—
Balance as of 31 December	0.4	—	—
Carrying amount	1.9	—	—

Accounting policies

Goodwill

Goodwill is measured as the excess of the cost of the business combination over the fair value of the acquired assets, liabilities, and contingent liabilities and is recognized as an asset under intangible assets. For each business combination, TORM elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses. Goodwill is not amortized as it is considered to have an indefinite useful life, but the recoverable amount of goodwill is assessed annually. For impairment testing purposes, goodwill is on initial recognition allocated to the cash generating unit expected to benefit from the synergies of the combination. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss for goodwill is not reversed in a subsequent period.

Other intangible assets

Other intangible assets consist of software as well as scrubber test facility development costs and customer list acquired in connection with the Marine Exhaust Technology A/S acquisition. Other intangible assets are measured at cost less accumulated amortization and impairment losses. Other intangible assets are considered as having finite useful lives and are amortized on a straight-line basis over:

●	Software: 3 years
●	Scrubber test facility: 2 years
●	Customer list: 7 years

NOTE 8 – TANGIBLE FIXED ASSETS

USDm	2022	2021	2020
Land and buildings
Cost:
Balance as of 01 January	10.9	11.7	10.4
Exchange rate adjustment	(0.3)	(0.1)	—
Additions	0.3	0.1	1.3
Additions from business combinations	1.1	—	—
Disposals	—	(0.8)	—
Balance as of 31 December	12.0	10.9	11.7

Depreciation:
Balance as of 01 January	6.1	4.6	2.3
Exchange rate adjustment	(0.2)	—	—
Disposals	—	(0.8)	—
Depreciation for the year	2.3	2.3	2.3
Balance as of 31 December	8.2	6.1	4.6

Carrying amount as of 31 December	3.8	4.8	7.1

USDm	2022	2021	2020
Vessels and capitalized dry-docking
Cost:
Balance as of 01 January	2,443.3	2,160.1	2,064.2
Additions	77.2	290.3	102.5
Disposals	(14.2)	(40.9)	(29.8)
Transferred from prepayments	55.1	78.6	148.1
Transferred to assets held for sale	(140.2)	(44.8)	(124.9)
Balance as of 31 December	2,421.2	2,443.3	2,160.1

Depreciation:
Balance as of 01 January	475.0	406.2	360.6
Disposals	(14.2)	(40.9)	(29.8)
Depreciation for the year	133.7	126.2	118.4
Transferred to assets held for sale	(50.7)	(16.5)	(43.0)
Balance as of 31 December	543.8	475.0	406.2

Impairment:
Balance as of 01 January	30.5	31.4	28.8
Impairment losses on tangible fixed assets1)	2.7	4.6	11.1
Transferred to assets held for sale	(11.7)	(5.5)	(8.5)
Balance as of 31 December	21.5	30.5	31.4

Carrying amount as of 31 December	1,855.9	1,937.8	1,722.5

1)	For additional information regarding impairment considerations, please refer to Note 10.

NOTE 8 – continued

Included in the carrying amount for “Vessels and capitalized dry-docking” are capitalized dry-docking costs in the amount of USD 50.1m (2021: USD 65.9m, 2020: USD 66.1m).

Included in the carrying amount for “Vessels and capitalized dry-docking” are vessels on short-term time charter leases (as lessor) in the amount of USD 13.7m (2021: 398.8m, 2020: 488.2m). Please refer to Note 22 for expected redelivery of the vessels.

USDm	2022	2021	2020
Prepayments on vessels
Cost:
Balance as of 01 January	12.0	12.0	95.0
Additions	43.1	78.6	65.1
Transferred to vessels	(55.1)	(78.6)	(148.1)
Balance as of 31 December	—	12.0	12.0

Carrying amount as of 31 December	—	12.0	12.0

During the year, borrowing costs of USD nil (2021: 0.6m, 2020: nil) have been capitalized. The capitalization rate in 2021 was 3.7% and in 2020: 0.0%.

USDm	2022	2021	2020
Other plant and operating equipment
Cost:
Balance as of 01 January	9.3	7.6	8.1
Exchange rate adjustment	(0.2)	(0.1)	—
Additions	0.8	1.9	3.8
Additions from business combinations	1.6	—	—
Disposals	(0.7)	(0.1)	(4.3)
Transfers	(0.3)	—	—
Balance as of 31 December	10.5	9.3	7.6

Depreciation:
Balance as of 01 January	3.0	0.8	3.8
Exchange rate adjustment	(0.2)	(0.1)	—
Disposals	(0.6)	(0.1)	(4.2)
Depreciation for the year	2.8	2.4	1.2
Transfers	(0.1)	—	—
Balance as of 31 December	4.9	3.0	0.8

Carrying amount as of 31 December	5.6	6.3	6.8

For information on assets provided as collateral security, please refer to Note 20. Please refer to Note 10 for information on impairment testing.

The depreciation expense related to “Other plant and operating equipment” of USD 2.8m relates to “Administrative expense” (2021: USD 2.4m, 2020: USD 1.2m). Depreciation and impairment losses on tangible fixed assets on “Vessels and capitalized dry-docking” relate to operating expenses.

NOTE 8 – continued

Accounting policies

Vessels

Vessels consist of owned vessels and leased vessels. The accounting policy for leased vessels is specified under “Leases”. Owned vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Costs comprise acquisition costs and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction. All major components of vessels (scrubbers, etc.) except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful life, which TORM estimates to be 25 years for newbuildings. TORM considers that a 25-year depreciable life is appropriate and consistent with what is used by other shipowners with comparable tonnage. Depreciation is based on costs less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by the scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM’s business plans.

TORM also evaluates the carrying amounts to determine if events have occurred which indicate impairment and would require a modification of the carrying amounts at the reporting date. Prepayment on vessels is measured at costs incurred.

Dry-docking

Approximately every 24 and 60 months, depending on the nature of work and external requirements, the vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs, and major maintenance of other components, which cannot be carried out while the vessels are operating. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry-docking costs is reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM’s business plans. A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-docking. Depreciation thereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the vessels.

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

Land and buildings and other plant and operating equipment

Land and buildings and other plant and operating equipment consist of leaseholds regarding office buildings, leasehold improvements, company cars, IT equipment, and software and is measured at historical cost less accumulated depreciation and any impairment loss. Any subsequent cost is included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits are associated with the item and the cost of the item can be measured reliably. Depreciation is based on the straight-line method over the estimated useful life of the assets. The current estimates are:

NOTE 8 – continued

●	Land and buildings
●	Office buildings : Over the shorter of the remaining leasing term and the estimated useful life
●	Leasehold improvements: Over the shorter of the remaining leasing term and the estimated useful life
●	Other plant and operating equipment
●	Company cars: Over the lease term, typically 3 years
●	IT equipment: 3–5 years
●	Software: 3–5 years
●	Other equipment 3–15 years

The depreciation commences when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management. For a right-of-use asset, depreciation commences at the commencement date of the lease.

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

NOTE 9 – LEASING

TORM leases office buildings, some vehicles, and other administrative equipment. Except for short-term leases and leases of low-value assets, each lease is reflected on the balance sheet as a right-of-use asset with a corresponding lease liability. The right-of-use assets are included in the financial statement line item in which the corresponding underlying assets would be presented if they were owned. Please refer to Note 8.

NOTE 9 – continued

As of 31 December 2022, TORM had recognized the following right-of-use assets:

		Other plant and
	Land and	operating
USDm	buildings	equipment

Cost:
Balance as of 01 January 2022	10.9	0.7
Exchange rate adjustments	(0.3)	—
Additions	0.3	0.1
Additions from business combinations	1.1	0.9
Disposals	—	(0.4)
Balance as of 31 December 2022	12.0	1.3

Depreciation:
Balance as of 01 January 2022	6.1	0.5
Exchange rate adjustment	(0.2)	—
Disposals	—	(0.3)
Depreciation for the year	2.3	0.2
Balance as of 31 December 2022	8.2	0.4

Carrying amount as of 31 December 2022	3.8	0.9

		Other plant and
	Land and	operating
USDm	buildings	equipment

Cost:
Balance as of 01 January 2021	11.7	0.6
Exchange rate adjustments	(0.1)	—
Additions	0.1	0.2
Disposals	(0.8)	(0.1)
Balance as of 31 December 2021	10.9	0.7

Depreciation:
Balance as of 01 January 2021	4.6	0.4
Disposals	(0.8)	(0.1)
Depreciation for the year	2.3	0.2
Balance as of 31 December 2021	6.1	0.5

Carrying amount as of 31 December 2021	4.8	0.2

NOTE 9 – continued

	Vessels and		Other plant and
	capitalized dry-	Land and	operating
USDm	docking	buildings	equipment

Cost:
Balance as of 01 January 2020	42.4	10.4	0.6
Additions	—	1.3	—
Disposals	(42.4)	—	—
Balance as of 31 December 2020	—	11.7	0.6

Depreciation:
Balance as of 01 January 2020	15.5	2.3	0.2
Disposals	(17.1)	—	—
Depreciation for the year	1.6	2.3	0.2
Balance as of 31 December 2020	—	4.6	0.4

Carrying amount as of 31 December 2020	—	7.1	0.2

The sale and leaseback transactions relating to vessels were all classified as financing arrangements prior to implementation of IFRS 16 and did not result in derecognition of the underlying assets as control was retained by the Group. During 2020, the vessels were disposed of.

The table below describes the nature of the Group’s leasing activities by type of right-of-use assets recognized on the balance sheet as of 31 December 2022:

			Other plant and
	Land and		operating
	buildings		equipment

No. of right-of-use assets leased	16		20
Range of remaining term	0-6	years	0-4	years
Average remaining lease term	1.8	years	1.8	years
No. of leases with extension options	12		9
No. of leases with options to purchase	—		1
No. of leases with termination options	10		13

Lease liabilities regarding right-of-use assets are included on the balance sheet under “Borrowings”.

USDm	2022	2021	2020
Maturity analysis - contractual undiscounted cash flow
Less than one year	2.7	2.8	2.8
One to five years	2.6	3.0	5.9
More than five years	—	0.1	0.1
Total undiscounted lease liabilities as of 31 December	5.3	5.9	8.8

Lease liabilities included under “Borrowings” as of 31 December	5.0	5.6	8.3

Non-current	2.5	3.7	6.2
Current	2.5	1.9	2.1

NOTE 9 – continued

Extension and termination options are included in several leases in order to optimize operational flexibility in terms of managing contracts. The lease term determined by TORM is the non-cancellable period of a lease, together with any extension/termination options if these are/are not reasonably certain to be exercised.

Lease payments not recognized as a liability

TORM has elected not to recognize a lease liability for short-term leases (leases of an expected term of 12 months or less) or for leases of low-value assets. Payments made under such leases are expensed on a straight-line basis. The expenses relating to payments not recognized as a lease liability are insignificant.

Cash outflow for leases

The total cash outflow for leases amounts to USD 2.7m (2021: USD 2.8m, 2020: UDS 2.3m).

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

The corresponding lease obligation is recognized as a liability in the balance sheet under “Borrowings” and initially measured at the present value of the lease payments that are not paid at the commencement date. The Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable . Subsequently lease liabilities are measured at amortized cost using the effective interest method, where the lease liabilities are remeasured when there is a change in future lease payments.

Leases to charter out vessels are classified as operating leases as the leases are short-term in nature and usually less than one year. Chartered-out vessels are presented as part of Vessels and capitalized dry-docking. Please refer to Note 6. The lease income is recognized in the income statement on a straight-line basis over the lease term.

Following a sale transaction, for agreements to immediately charter in the related vessels (sale and leaseback) but for which TORM maintains substantially all the risks and rewards incidental to economic ownership including repurchase options at lower value that the initial sales price, the proceeds received are presented as a financial liability in “Borrowings”. No gain or loss is recorded, and the asset remains recognized on the balance sheet under Vessels and capitalized dry-docking.

NOTE 10 – IMPAIRMENT TESTING

Following the acquisition of Marine Exhaust Technology A/S and the 2022 disposal of the two remaining Handysize vessels, the Management of TORM has assessed that TORM has two CGUs being the Main Fleet and the Marine Exhaust cash-generating unit.

As of 31 December 2022, Management tested the carrying amount of the Main Fleet and the Marine Exhaust investment for impairment as further set out below.

Tanker segment

31 December 2022

As of 31 December 2022, the assessment of the recoverable amount of the Main Fleet is based on the fair value less cost of disposal of the vessels. The Main Fleet is comprised of TORM’s LR1, LR2 and MR vessels, which are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the Main Fleet can handle multiple sizes of refined oil cargos and sail all seas and oceans, over both short and long distances. Given the technical specifications and capacity of the vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. The Main Fleet includes the 2021 acquired MR vessels with chemical trading capability, which are operated as all other product tanker vessels.

The recoverable amount of the Main Fleet as of 31 December 2022 amounts to USD 2,647m, and is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers’ primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery. The fair value less costs of disposal of the vessels is determined to be within Level 3 of the fair value hierarchy.

We have assessed the impact from climate changes and the potential adverse impact on vessel values, however, no specific adjustments in this respect have been reflected in the impairment testing of the Main Fleet given the recoverable amount has been based on the fair value less costs of disposal. Further discussion can be found in the Audit Committee Report, page 91 and TCFD, pages 75-77. We continue to monitor the development closely, and we continuously work on more specific plans for our ambition to have zero CO2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

Based on this review, Management concluded that as of 31 December 2022 assets within the Main Fleet were not impaired as fair value less costs of disposal exceeded the carrying amount by USD 784m.

Impairments recognized during 2022 of USD 2.7m (2021: USD 4.6m) as set out in Note 8 relate to the disposal of individual vessels during the year. The recoverable amount of the vessels was based on fair value less costs of disposal, which amounted to USD 31.8m. The fair value was based on sales price less transaction costs (fair value hierarchy level 2).

NOTE 10 – continued

31 December 2021 and 31 December 2020

As of 31 December 2021 and 2020, the assessment of the recoverable amount of the Tanker Fleet was based on the value in use for the Main Fleet and Handysize CGUs. The results of impairment testing were summarized as follows:

							Excess values
	Impairment losses		Discount rate				(value in use over
	and (reversals)		applied		Recoverable amount		carrying amount)
	2021	2020	2021	2020	2021	2020	2021	2020
CGU	USDm	USDm	%	%	USDm	USDm	USDm	USDm
Main Fleet	—	—	6.7	7.0	2,276	1,747	269	8
Handysize 1)	—	5.5	6.7	7.0	26	27	—	—
Total	—	5.5			2,302	1,774	269	8

¹⁾

Comprising two product tankers with a cargo carrying capacity of 35,000–37,000 dwt, these smaller vessels are typically used in shorter and coastal trade routes, including transportation of various clean petroleum products within Europe and in the Mediterranean.

The impairment test was sensitive to reasonably possible changes in key assumptions.

Key assumptions used in the determination of value in use

The assessment of the value in use of each CGU was based on the net present value of the expected future cash flows. The freight rate estimates in the period 2022-2024 was based on TORM’s business plans. Beyond 2024, the freight rates was based on TORM’s 10-year historical average rates, adjusted for expected inflation of 2% in line with US Federal Reserve and ECB target over the medium term. TORM believed that the approach used for long-term rates appropriately reflected the cyclical nature of the shipping industry and was the most reliable estimate for periods beyond those included in its three-year business plan.

TORM’s business plans for 2022-2024 and beyond also included the anticipated benefit arising from the installation of scrubbers on certain of the Group’s vessels (the “scrubber premium”). This is based on current market differentials between the cost of heavy and low-sulphur fuel oil.

As part of determining fair value, the impact of climate changes and the climate agenda on the global oil demand, emission regulations, and operating expenses, etc. was considered with focus on the short to medium term implications and our commitment to reduce CO2 emissions by 40% by 2025 and 45% by 2030. However, no adverse impact of climate changes was anticipated in impairment testing our current fleet. We continue to monitor the development closely and are working on more specific plans for our ambition to have zero CO2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 6.7% as of 31 December 2021 (2020: 7.0%, 2019: 7.5%). WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.

As of 31 December 2021, the 10-year historical average spot freight rates used in the value in use calculation were as follows:

●	LR2: USD/day 19,111 (2020: USD/day 18,884, 2019: USD/day 17,986)
●	LR1: USD/day 17,856 (2020: USD/day 17,443, 2019: USD/day 17,060)
●	MR: USD/day 16,044 (2020: USD/day 16,076, 2019: USD/day 15,802)
●	Handysize: USD/day 13,208 (2020: USD/day 13,435, 2019: USD/day 13,601)

Operating expenses and administrative expenses were estimated based on TORM's business plans for the period 2022-2024. Beyond 2024, operating expenses were adjusted for 2% inflation (2020: 2%), and administrative expenses were adjusted for 2% inflation (2020: 2%) in line with US Federal Reserve and ECB target over the medium term.

NOTE 10 – continued

The product tankers were expected to generate normal income for 25 years from delivery from the shipyard. Given the current age profile of the Tanker Fleet, the average remaining life would be approximately 14 years (2020: approximately 15 years). The estimated residual value of the vessels was based on TORM’s green recycling policy.

The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These were related to the future development in freight rates, the WACC applied as discounting factor in the calculations, and the development in operating expenses. All other things being equal, the sensitivities to the value in use have been assessed as follows:

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

As outlined above, the impairment test has been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current setup.

The fair value based on broker values for vessels in the Main Fleet including the order book and leased vessels was USD 1,892m (2020: USD 1,577m), which is USD 72m below the carrying amount (2020: which was USD 245m below the carrying amount). The fair value based on broker values for the Handysize vessels was 21m (2020: USD 22m), which is USD 3m below the carrying amount (2020: which was USD 10m below the carrying amount).

Marine exhaust segment

31 December 2022

As of 31 December 2022, the assessment of the recoverable amount of the Marine Exhaust cash-generating unit is based on value in use. The result of the impairment test showed an excess value of USD 3.2m compared to the carrying amount. No impairment of goodwill was recognized as of 31 December 2022.

Key assumptions used in the determination of value in use

The value in use is calculated based on future cash flows using a five-year budget period from 2023-2027. The future cash flows are based on the budget for 2023, assuming no growth in sales. Cost of goods sold is calculated using the gross margins from the 2023 budget. The gross margins are assumed to be constant in the budget period. Operating costs are based on the 2023 budget and are being inflated in the forecast period with the assumed inflation rates of 2-3% pa. Cash levels are assumed constant in the forecast period, investments in non-current assets are USD 0.3m in 2023 and zero afterwards, and lastly, leasing liabilities are assumed constant. The terminal value extending beyond 2027 are based on a continuation of beforementioned parameters.

The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 10.8% as of 31 December 2022 (2021: n/a). The WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.

The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These were related to the future development in sales across all revenue segments. All other things being equal, the sensitivities to the value in use have been assessed as follows:

●	An increase/decrease in the total sales of 10.0% would result 2023 and onwards an increase/decrease in the value in use of USD 3.8m.

NOTE 10 – continued

Accounting policies

Impairment of assets

Non-current assets are reviewed at the reporting date to determine any indication of impairment including a significant decline in either the assets’ market value, increase in market rates of return, or in the cash flows expected to be generated by the fleet. At least annually, or if impairment indicator(s) exists, an impairment test on a CGU level will be performed. A CGU is determined as the smallest group of assets that generates independent cash inflows. An asset/CGU is impaired if the recoverable amount is below the carrying amount.

The recoverable amount of the CGU is estimated as the higher of fair value less costs of disposal and value in use. The value in use is the present value of the future cash flows expected to be derived from a CGU, utilizing a pre-tax discount rate that reflects current market estimates of the time value of money and the risks specific to the unit for which the estimates of future cash flows have not been adjusted. If the recoverable amount is less than the carrying amount of the cash generating unit, the carrying amount is reduced to the recoverable amount.

The impairment loss is recognized immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the CGU is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, had no impairment loss been recognized in prior years.

For the purpose of assessing impairment, assets, time charter and bareboat contracts are grouped at the lowest levels at which impairment is monitored for internal management purposes.

NOTE 11 – LOAN RECEIVABLES

USDm	2022	2021	2020
Loan receivables
Cost:
Balance as of 01 January	4.7	4.7	4.7
Balance as of 31 December	4.7	4.7	4.7

Expected credit loss:
Balance as of 01 January	0.1	0.1	0.1
Balance as of 31 December	0.1	0.1	0.1

Carrying amount as of 31 December	4.6	4.6	4.6

The loans were issued as part of sale and lease back transactions in 2019 for two MR vessels. The loans will mature in 2026 and have an interest rate applicable fixed at 1% per annum.

Expected credit loss is recognized based on the 12-month expected credit losses.

Accounting policies

Loan receivables

Loan receivables are initially recognized on the balance sheet as fair value less transaction costs. After initial recognition, loan receivables are measured at amortized cost. Amortized cost is defined as the amount initially recognized reduced by principal repayments and allowances for the expected credit loss (ECL).

NOTE 12 – FINANCIAL ITEMS

USDm	2022	2021	2020
Financial income
Interest income from cash and cash equivalents, including restricted cash 1)	4.0	0.2	0.5
Total	4.0	0.2	0.5

Financial expenses
Interest expenses on borrowings 1)	48.5	40.0	45.6
Financial expenses arising from lease liabilities regarding right-of-use assets	0.2	0.3	1.5
Exchange rate adjustments, including loss from forward exchange rate contracts	0.5	0.5	1.0
Commitment fee	0.6	1.1	1.5
Amortization of interest rate swaps	2.4	1.4	—
Ineffectiveness on interest rate swaps	(3.6)	(1.2)	—
Other financial expenses	0.2	0.3	0.3
Total	48.8	42.4	49.9

Total financial items	(44.8)	(42.2)	(49.4)

¹⁾    Interest for financial assets and liabilities not at fair value through profit and loss.

Accounting policies

Financial income

Financial income comprises interest income, realized and unrealized exchange rate gains relating to transactions in currencies other than the functional currency, realized gains from other equity investments and securities, unrealized gains from securities, dividends received, and other financial income. Interest is recognized in accordance with the accrual basis of accounting considering the effective interest rate. Dividends from other investments are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Financial expenses

Financial expenses comprise interest expenses, financing costs of leases liabilities, realized and unrealized exchange rate losses relating to transactions in currencies other than the functional currency, realized losses from other equity investments and securities, unrealized losses from securities, and other financial expenses including payments under interest rate hedge instruments. Interest is recognized in accordance with the accrual basis of accounting considering the effective interest rate.

NOTE 13 – TRADE RECEIVABLES

USDm	2022	2021	2020
Analysis as of 31 December of trade receivables:
Gross trade receivables:
Not due	122.3	43.4	17.9
Due < 30 days	52.1	17.9	10.8
Due between 30 and 180 days	76.8	23.2	23.7
Due > 180 days	14.2	2.6	12.0
Total gross	265.4	87.1	64.4
Allowance for expected credit loss	5.9	3.1	5.8
Total net	259.5	84.0	58.6

Management makes allowance for expected credit loss based on “the simplified approach” according to IFRS 9 to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables. Expected credit loss for receivables overdue more than 180 days is 25%-100%, depending on the category of the receivable. Expected credit loss for receivables overdue more than one year is 100%.

Movements in provisions for impairment of freight receivables during the year are as follows:

USDm	2022	2021	2020
Allowance for expected credit loss
Balance as of 01 January	3.1	5.8	3.7
Provisions for the year	3.4	0.7	3.1
Provisions reversed during the year	(0.6)	(3.4)	(1.0)
Balance as of 31 December	5.9	3.1	5.8

Allowance for expected credit loss of trade receivables has been recognized in the income statement under “Port expenses, bunkers, commissions, and other costs of goods sold”.

Allowance for expected credit loss of trade receivables is calculated using an ageing factor as well as specific customer knowledge and is based on a provision matrix on days past due.

NOTE 13 – continued

All allowance for expected credit loss relates to receivables due > 180 days.

Accounting policies

Receivables

Outstanding trade receivables and other receivables which are expected to be realized within 12 months from the balance sheet date are classified as “Trade receivables” or “Other receivables” and presented as current assets.

Receivables are, at initial recognition, measured at their transaction price less allowance for expected credit losses over the lifetime of the receivable and are subsequently measured at amortized cost adjusted for changes in expected credit losses. Derivative financial instruments included in other receivables are measured at fair value.

Expected credit losses

Expected credit losses are, at initial recognition, determined using an ageing factor as well as a specific customer knowledge such as customers’ ability to pay, considering historical information about payment patterns, credit risks, customer concentrations, customer creditworthiness as well as prevailing economic conditions. The estimates are updated subsequently, and if the debtor’s ability to pay is becoming doubtful, expected credit losses are calculated on an individual basis. When there are no reasonable expectations of recovering the carrying amount, the receivable is written off in part or entirely.

NOTE 14 – OTHER RECEIVABLES

USDm	2022	2021	2020
Derivative financial instruments	55.3	8.3	4.5
Escrow accounts	14.9	27.4	14.9
Other	3.8	4.3	5.5
Balance as of 31 December	74.0	40.0	24.9

No significant other receivables are past due or credit impaired.

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to Note 25 for further information on fair value hierarchies.

NOTE 15 – PREPAYMENTS

USDm	2022	2021	2020
Prepaid insurance payments	—	0.8	0.7
Prepaid bareboat hire	3.0	0.4	0.3
Prepaid customer contract assets	3.0	2.0	—
Other prepayments	4.0	2.4	1.2
Balance as of 31 December	10.0	5.6	2.2

NOTE 16 – TAX

USDm	2022	2021	2020
Tax for the year
Current tax for the year	0.5	0.6	0.4
Adjustments related to previous years	(0.1)	(0.1)	0.1
Adjustment of deferred tax	(7.3)	(0.1)	—
Income tax charge for the year	(6.9)	0.4	0.5
Tonnage tax charge for the year	1.0	0.9	0.9
Total	(5.9)	1.3	1.4

Adjustment of deferred tax of USD 7.3m for the year ended 31 December 2022 primarily consists of the recognition of deferred tax assets for unused tax credits for charges subject to the corporate interest restriction and for carried forward losses, which now qualify for recognition as a result of the deferred tax liability related to the unrealized gain on interest swaps.

The majority of the Group’s taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. As such, the Group has elected to participate in the Danish tonnage tax scheme; the participation is binding until 31 December 2024.

The Group expects to participate in the tonnage tax scheme after the binding period and, as a minimum, to maintain an investment and activity level equivalent to that at the time of entering the tonnage tax scheme.

Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation, and accordingly, an effective rate reconciliation has not been provided, as it would not provide any meaningful information. Instead, the taxable income is calculated from:

●	The net tonnage of the vessels used to generate the income from shipping activities
●	A rate applicable to the specific net tonnage of the vessels based on a sliding scale

Corporate income tax is primarily levied on the Group’s non-vessel-related activities. The effective tax rate of the Group is -1% (2021: 3.3%, 2020 1.6%). Net deferred tax liability in relation to entities outside the tonnage tax regime amounts to USD 5.5m.

USDm	2022	2021	2020
Deferred tax recognised in the balance sheet
Deferred tax asset	0.6	0.7	0.3
Deferred tax liabilities	(6.1)	—	—
Deferred tax, net as of 31 December	(5.5)	0.6	0.3

Balance as of 01 January	0.6	0.3	—
Deferred tax for the year	7.3	0.1	—
Deferred tax relating to changes in equity	(13.2)	—	—
Additions from business combinations	(0.3)	—	—
Other changes	0.1	0.3	0.3
Balance as of 31 December	(5.5)	0.7	0.3

NOTE 16 – continued

The deferred tax asset is derived from prior-year losses and can only be utilized on taxable income arising from the same trade as when the tax losses were incurred. The tax value of tax loss carry forwards is included in deferred tax assets to the extent that these are expected to be utilized in future taxable income.

As per December 2022, there are unused tax credits of USD 2.2m (2021: USD 13.5m) relating to prior year losses, as the utilization of these losses may not be used to offset taxable profit due to a high degree of uncertainty of future taxable profits. The deferred tax liability is derived from temporary differences between the accounting and tax values of derivative financial instruments of USD 13.2m and intangible assets of USD 0.3m.

USDm	2022	2021	2020
Non-current tax liability related to held-over gains
Balance as of 31 December	45.2	45.2	44.9

The non-current tax liability related to held-over gains is the undiscounted income tax payable calculated on the realized gain on sale of vessels which came from corporate income taxation into the Danish tonnage tax scheme upon initial application in 2001 (the held-over gain reflected in the transition account under the Danish tonnage tax scheme). This tax liability will become payable, in part or in full, if the Danish owned fleet of vessels is significantly or fully disposed of, or if operated to end of useful life and sold for scrap.

If TORM discontinues its participation in the Danish tonnage tax scheme, a deferred tax liability would arise in relation to the vessels held by the Group and taken out of the tonnage tax scheme. Management considers this to be a remote scenario.

The Group operates in a wide variety of jurisdictions, in some of which the tax law is subject to varying interpretations and potentially inconsistent enforcement. As a result, there can be practical uncertainties in applying tax legislation to the Group's activities. Whilst the Group considers that it operates in accordance with applicable tax law, there are potential tax exposures in respect of its operations, the impact of which cannot be reliably estimated but could be material.

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

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax is calculated at the income tax rates which are expected to apply in the period when the liability is settled or the asset is realized, based on the laws which have been enacted or substantially enacted at the balance sheet date. The deferred tax is charged through the income statement except when it relates to other comprehensive income items. No deferred tax is recognized related to assets and liabilities, including vessels which are subject to tonnage tax.

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

NOTE 17 – COMMON SHARES AND TREASURY SHARES

Common shares		2022	2021	2020
	Nominal
	value per	Number of	Number of	Number of
	share (USD)	shares	shares	shares
A-shares	0.01	82,311,299	81,233,269	74,855,929
B-shares	0.01	1	1	1
C-shares	0.01	1	1	1
Total		82,311,301	81,233,271	74,855,931

During the year, the share capital was increased by 1,078,030 A-shares with a nominal value of USD 10,780.30 in connection with exercises of Restricted Share Units leading to a total cash contribution of USD 8.0m.

During 2021, the share capital was increased by 6,377,340 A-shares with a nominal value of USD 63,773.40. The total amount including share premium amounted to USD 57.9m. USD 55.0m was a non-cash increase in conjunction with the acquisition of the eight Team Tanker vessels, and USD 2.9m was contributed in cash in connection with exercises of Restricted Share Units.

During 2020, the share capital was increased by 107,681 A-shares with a nominal value of USD 1,076.81 in connection with exercises of Restricted Share Units leading to a total cash contribution of USD 0.8m.

The A-shares are listed on Nasdaq in Copenhagen and Nasdaq in New York and are publicly available for trading. Each A-share carries one vote at the General Meetings and gives the shareholders the right to dividends, liquidation proceeds, or other distributions. The A-shares carry no other rights or obligations. The B-share has one vote at the General Meetings, has no pre-emption rights in relation to any issue of new shares of other classes, and carries no right to receive dividends, liquidation proceeds, or other distributions from TORM.

The holder of the B-share has the right to elect one member to the Board of Directors (being the Deputy Chairman), up to three alternates as well as one Board Observer. The B-share cannot be transferred or pledged, except for a transfer to a replacement trustee.

The C-share represents 350,000,000 votes at the General Meetings in respect of certain Specified Matters, including election of members to the Board of Directors (including the Chairman, but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. The C-share has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds, or other distributions from TORM. The C-share cannot be transferred or pledged, except to an affiliate of Njord Luxco.

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

Treasury shares	2022	2021	2020
Number of shares (‘000)
Balance as of 01 January	493.4	493.4	312.9
Additions	—	—	180.5
Balance as of 31 December	493.4	493.4	493.4

NOTE 17 – continued

	2022	2021	2020
Nominal value USD ‘000
Balance as of 01 January	4.9	4.9	3.1
Additions	—	—	1.8
Balance as of 31 December	4.9	4.9	4.9

Treasury shares - continued	2022	2021	2020
Percentage of share capital
Balance as of 01 January	0.6%	0.7%	0.4%
Additions	—	—	0.2%
Dilution due to capital increases	—	(0.1)%	0.1%
Balance as of 31 December	0.6%	0.6%	0.7%

The total consideration during the year for the treasury shares was USD 0.0m (2021: USD 0.0m, 2020: USD 1.3m). As of 31 December 2022, the Company's holding of treasury shares represented 493,371 shares (2021: 493,371 shares, 2020: 493,371 shares) of USD 0.01 each at a total nominal value of USD 0.0m (2021: USD 0.0m, 2020: USD 0.0m) and a market value of USD 14.0m (2021: USD 3.9m, 2020: USD 3.7m).

Restricted Share Units

Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to Note 3.

NOTE 18 – OTHER LIABILITIES

USDm	2022	2021	2020
Accrued operating expenses	12.0	11.8	14.3
Accrued interest	3.6	2.3	3.1
Wages and social expenses	15.0	15.1	16.8
Derivative financial instruments	1.9	11.3	24.7
Other	1.6	3.2	0.9
Balance as of 31 December	34.1	43.7	59.8

Hereof non-current	3.0	—	—
Hereof current	31.1	43.7	59.8

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the payable. Please refer to Note 25 for further information on fair value hierarchies.

Accounting policies

Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

NOTE 19 - EFFECTIVE INTEREST RATE, OUTSTANDING BORROWINGS

As of 31 December 2022, TORM had an undrawn USD 45m Working Capital Facility and an undrawn USD 47m Revolving Credit Facility as part of the Term Facility.

Please refer to Note 2 for further information on the Company’s liquidity and capital resources as well as to Note 2 Subsequent events for commitment obtained for refinancing reference existing facilities and Notes 23 and 24 for further information on interest rate swaps and financial risks.

		2022			2021			2020
	Fixed/		Effective	Carrying		Effective	Carrying		Effective	Carrying
USDm	floating	Maturity	interest 1)	value 2)	Maturity	interest 1)	value 2)	Maturity	interest 1)	value 2)
Borrowings
CEXIM (USD)	Floating	2030	7.0%	41.1	2030	4.0%	44.9	2030	3.2%	96.4
Term Facility	Floating	2026	7.6%	143.8	2026	3.8%	279.4	2026	3.0%	299.1
DSF Facility	Floating	2027	6.7%	201.8	2027	3.6%	221.9	2027	2.9%	150.3
HCOB Facility	Floating	2025	9.9%	42.4	2025	5.1%	85.3	2025	4.3%	81.2
HCOB Facility 2	Floating	2026	8.3%	21.1	2026	4.5%	25.4	2025	3.9%	33.3
KFW Facility	Floating	2032	7.1%	37.9	2032	4.1%	40.9	2032	3.3%	44.0
BoComm 1 (USD)³⁾	Floating	2025	8.7%	49.4	2025	4.9%	59.2	2025	4.1%	57.8
BoComm 2 (USD)³⁾	Floating	2031	7.4%	71.3	2031	4.9%	37.8	—	—	—
BoComm 3 (USD)³⁾	Floating	2029	7.8%	90.9	2029	4.9%	99.5	—	—	—
CDBL³⁾	Fixed	2029	5.8%	160.8	2029	5.8%	150.8	—	—	—
Springliner (USD)³⁾	Fixed	2026	4.8%	30.7	2026	4.8%	33.4	2026	4.8%	36.0
Eifuku (USD)³⁾	Floating	2026	7.9%	20.9	2026	4.3%	22.4	2026	3.9%	24.1
Showa (USD)³⁾	Floating	2024	8.6%	18.7	2024	4.1%	20.9	2024	3.3%	23.0
CMBFL³⁾	Fixed	2033	4.9%	37.3	—	—	—	—	—	—
Other credit facilities	Fixed	2026	3.1%	4.9	—	—	—	—	—	—
Sale and leaseback transaction prepayment	N/A	—	—	—	2022	—	21.0	—	—	—
Weighted average effective interest rate4)			7.1%			4.4%			3.4%
Total borrowings				973.0			1,142.8			845.2
Borrowing costs included (amortised costs)				(11.1)			(13.0)			(10.9)
Right-of-use lease liabilities				5.0			5.7			8.1
Total				966.9			1,135.5			842.4
Hereof non-current				849.8			926.5			739.5
Hereof current				117.1			209.0			102.9

¹⁾    Effective interest rate includes deferred and amortized bank fees.

²⁾     Because of the floating interest rate, the carrying value of the Group’s borrowings is approximately equal to the fair value except for fixed rate borrowings, where the fair value amounts to USD 223.5m (compared to a total carrying value as of 31 December 2022 of USD 233.7m)

³⁾    Lease debt recognized under sale and leaseback arrangement with repurchase options (accounted for as finance transactions).

⁴⁾    Please refer to note 23 for average interest rate including hedges

NOTE 19 – continued

The following table summarizes the reconciliation of liabilities arising from financing activities:

		Cash movements		Non-cash movements
	Opening
	balance					End balance
	as of					as of 31
	01 January			Business	Other	December
USDm	2022	Borrowings	Repayments	combinations	changes	2022
Borrowings	1,135.4	96.3	(275.2)	7.9	2.5	966.9
Total	1,135.4	96.3	(275.2)	7.9	2.5	966.9

		Cash movements		Non-cash movements
	Opening					End balance
	balance as					as of
	of 01 January			Business		31 December
USDm	2021	Bor-rowings	Repayments	combinations	Other changes	2021
Borrowings	842.4	548.8	(253.4)	—	(2.4)	1,135.4
Total	842.4	548.8	(253.4)	—	(2.4)	1,135.4

		Cash movements		Non-cash movements
	Opening					End balance
	balance as					as of
	of 01 January			Business		31 December
USDm	2020	Borrowings	Repayments	combinations	Other changes	2020
Borrowings	855.4	734.3	(746.5)	—	0.8	842.4
Total	855.4	734.3	(746.5)	—	0.8	842.4

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

NOTE 20 – COLLATERAL SECURITY FOR BORROWINGS

The total carrying amount for vessels which have been provided as security for borrowings amounts to USD 1,856m as of 31 December 2022 (2021: USD 1,928m, 2020: USD 1,711m), including transferred ownership under sale and leaseback arrangements accounted for as financing transactions, where the vessels are not derecognized and where vessels are provided as security for lease debt.

Please refer to Note 1 for further information.

NOTE 21 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES

The guarantee commitments of the Group are less than USD 0.1m (2021: USD 0.1m, 2020: USD 0.1m) and relate to guarantee commitments to Danish Shipping.

The Group is involved in certain other legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on the Group’s financial position, results of operations, and cash flows.

NOTE 22 – CONTRACTUAL OBLIGATIONS AND RIGHTS

The following table summarizes the Group’s contractual obligations as of 31 December 2022.

USDm	2023	2024	2025	2026	2027	Thereafter	Total
Borrowings ¹⁾	119.8	130.0	127.2	185.9	161.7	253.4	978.0
Interest payments related to scheduled interest fixing	34.8	30.6	24.7	18.0	14.1	22.1	144.3
Estimated variable interest payments ²⁾	3.3	1.6	2.5	2.2	5.5	11.1	26.2
Newbuilding installments ³⁾	—	—	—	—	—	—	—
Committed scrubber installations	17.3	1.1	—	—	—	—	18.4
Trade payables and other obligations	81.6	—	—	—	—	2.5	84.1
Total	256.8	163.3	154.4	206.1	181.3	289.1	1,251.0

The following table summarizes the Group’s contractual obligations as of 31 December 2021.

USDm	2022	2023	2024	2025	2026	Thereafter	Total
Borrowings 1)	211.7	129.9	139.3	134.2	181.4	351.9	1,148.4
Interest payments related to scheduled interest fixing	43.4	38.6	33.0	25.4	17.8	35.3	193.5
Estimated variable interest payments 2)	(0.3)	(0.8)	(0.7)	(0.1)	0.2	2.8	1.1
Newbuilding installments 3)	39.9	—	—	—	—	—	39.9
Committed scrubber installations	8.1	0.5	—	—	—	—	8.6
Trade payables and other obligations	62.5	—	—	—	—	—	62.5
Total	365.3	168.2	171.6	159.5	199.4	390.0	1,454.0

The following table summarizes the Group’s contractual obligations as of 31 December 2020.

USDm	2021	2022	2023	2024	2025	Thereafter	Total
Borrowings ¹⁾	101.8	101.9	102.1	114.4	106.9	315.3	842.4
Interest payments related to scheduled interest fixing	32.3	25.3	21.1	17.6	12.4	12.4	121.1
Estimated variable interest payments ²⁾	0.2	0.4	0.6	0.9	1.4	6.1	9.6
Newbuilding installments ³⁾	62.5	38.1	—	—	—	—	100.6
Committed scrubber installations	4.9	—	—	—	—	—	4.9
Trade payables and other obligations	42.7	—	—	—	—	—	42.7
Total	244.4	165.7	123.8	132.9	120.7	333.8	1,121.3

¹⁾    The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 11.1m (2021: USD 13.0m. 2020: USD 10.9m), which are amortized over the term of the loans. Borrowing costs capitalized during the year amount to USD 0.7m (2021: USD 5.8m, 2020: USD 7.5m).

²⁾     Variable interest payments are estimated based on the forward rates for each interest period including hedging instruments.

³⁾     As of 31 December 2022, TORM had zero contracted newbuildings (2021: one, 2020: two). Commitments regarding newbuilding installments are in excess of the prepayments included in note 8.

NOTE 22 – continued

TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter to customers.

The following table summarizes the Group’s contractual rights as of 31 December 2022.

USDm	2023	2024	2025	2026	2027	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels 4)	2.1	—	—	—	—	—	2.1
Total	2.1	—	—	—	—	—	2.1

The following table summarizes the Group’s contractual rights as of 31 December 2021.

USDm	2022	2023	2024	2025	2026	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels 4)	21.6	—	—	—	—	—	21.6
Total	21.6	—	—	—	—	—	21.6

The following table summarizes the Group’s contractual rights as of 31 December 2020.

USDm	2021	2022	2023	2024	2025	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels ⁴⁾	39.1	2.3	—	—	—	—	41.4
Total	39.1	2.3	—	—	—	—	41.4

4⁾    Charter hire income for vessels on time charter is recognized under “Revenue”. During the years, revenue from time charter amounted to USD 64.7m (2021: 90.7m, 2020: USD 86.2m). The average period until redelivery of the vessels for the period ended 31 December 2022 was 0.4 years (2021: 0.3 years, 2020: 0.4 years).

NOTE 23 – DERIVATIVE FINANCIAL INSTRUMENTS

Please refer to Note 25 for further information on fair value hierarchies.

USDm	2022	2021	2020
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements - fair value through profit and loss	—	0.4	(3.2)
Bunker swaps - fair value through profit and loss	—	0.2	3.7
Bunker swaps - hedge accounting	—	0.1	0.8

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts - hedge accounting	0.4	(1.6)	2.0
Interest rate swaps - hedge accounting	53.7	(2.2)	(23.5)
Fair value of derivatives as of 31 December	54.1	(3.1)	(20.2)

NOTE 23 - continued

Derivative financial instruments are presented as below on the balance sheet:

	Financial	Financial
USDm	assets	liabilities
2022
Offsetting financial assets and financial liabilities:
Gross amount	54.5	(0.4)
Offsetting amount	—	—
Net amount presented in the statement of financial position	54.5	(0.4)

	Financial	Financial
USDm	assets	liabilities
2021
Offsetting financial assets and financial liabilities:
Gross amount	7.7	(10.8)
Offsetting amount	—	—
Net amount presented in the statement of financial position	7.7	(10.8)

	Financial	Financial
USDm	assets	liabilities
2020
Offsetting financial assets and financial liabilities:
Gross amount	9.9	(30.1)
Offsetting amount	(5.4)	5.4
Net amount presented in the statement of financial position	4.5	(24.7)

Derivative financial instruments assets are offset against derivative financial instruments liabilities where the counterparty is identical.

Hedging of risks with derivative financial instruments is made with a ratio of 1:1. Sources of ineffectiveness are mainly derived from differences in timing and credit risk adjustments. Any ineffective portions of the cash flow hedges are recognized in the income statement as financial items. Value adjustments of the effective part of cash flow hedges are recognized directly in comprehensive income. Gains and losses on cash flow hedges are transferred upon realization from the equity hedging reserve into the income statement.

At year-end 2022,2021, and 2020, TORM held the following derivative financial instruments designated as hedge accounting:

	Notional
2022	value	Unit	2023	2024	After 2024
Forward exchange contracts (USD/DKK) ¹⁾	280.3	DKKm	280.3	—	—
Interest rate swaps ²⁾	687.2	USDm	136.9	51.6	498.7

¹⁾    The average hedge of USD/DKK currency was 6.9.

²⁾    The average interest rate was 1.37 p.a. plus margin.

NOTE 23 - continued

Hedge accounting			Expected maturity
	Notional
2021	value	Unit	2022	2023	After 2023
Forward exchange contracts (USD/DKK) ¹⁾	274.0	DKKm	274.0	—	—
Interest rate swaps ²⁾	768.7	USDm	130.9	136.9	500.9
Bunker swaps ³⁾	9,920.0	MT	9,920.0	—	—

¹⁾    The average hedge of USD/DKK currency was 6.3.

²⁾    The average interest rate was 1.38 p.a. plus margin.

²⁾    The average price of the hedging instruments was USD 642.4.

Hedge accounting			Expected maturity
	Notional
2020	value	Unit	2021	2022	After 2022
Forward exchange contracts (USD/DKK) ¹⁾	231.5	DKKm	231.5	—	—
Interest rate swaps ²⁾	757.5	USDm	318.0	84.0	355.5
Bunker swaps 3)	19,783.0	MT	19,783.0	—	—

¹⁾    The average hedge of USD/DKK currency was 6.4.

²⁾    The average interest rate was 2.11 p.a. plus margin.

²⁾    The average price of the hedging instruments was USD 326.9.

Interest rate swaps with a fair value of USD 53.7m (net gain) applying the USD LIBOR settings are designated as hedge accounting relationships to fix a part of TORM’s interest payments during the period 2023-2028 with a notional value of USD 687.2m (2021: USD 768.7m, 2020: USD 757.5m).

The derivatives are not under central clearing but are settled on a bilateral basis with the counterparties. All contracts are settled in a net amount per counterparty, and therefore the net value per counterparty is presented in the financial statement.

Cash collateral of USD 1.4m (2021: USD 3.7m, 2020: USD 43.8m) has been provided as security for the agreements relating to derivative financial instruments, which does not meet the offsetting criteria in IAS 32, but which can be offset against the net amount of the derivative asset and derivative liability in case of default, and insolvency, or bankruptcy in accordance with associated collateral arrangements.

TORM did not enter into any enforceable netting arrangements.

Further details on derivative financial instruments are provided in Notes 24 and 25.

Forward freight agreements (FFAs) of USD 33.3m (net loss) have been recognized in the income statement in 2022 (2021: USD 0.4m, 2020: USD 1.9m). FFAs are used to mitigate fluctuations in the freight rates of vessels with a duration of 0–24 months. The FFAs are not designated for hedge accounting.

Bunker swap agreements of USD 13.8m (net gain) have been recognized in the income statement in 2022 (2021: USD 12.0m, 2020: USD 2.9m). Bunker swaps with a duration similar to the period hedged are used to reduce the exposure to fluctuations in bunker prices for fixed voyages. Bunker swap agreements are designated as hedge accounting when appropriate.

Forward exchange contracts with a fair value of USD 0.4m (net gain) are designated as hedge accounting relationships to hedge a part of TORM’s payments in 2023 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 280.3m (2021: DKK 274.0m, 2020: DKK 231.5m).

NOTE 23 - continued

The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2022, 2021 and 2020.

						Other
						comprehensive
	Income statement					income		Equity
								Hedging
		Port expenses,				Transfer to		reserves
		bunkers and		Operating	Administrative	income	Fair value	as of 31
USDm	Revenue	commissions	Financial items	expenses	expenses	statement	adjustment	December
2022
Forward freight agreements	—	(33.3)	—	—	—	—	—	—
Bunker swaps	—	13.8	—	—	—	(3.3)	3.3	—
Forward exchange contracts	—	—	—	(2.4)	(2.3)	4.6	(2.7)	0.4
Interest rate swaps	—	—	3.2	—	—	0.4	54.3	52.6
Total	—	(19.5)	3.2	(2.4)	(2.3)	1.7	54.9	53.0

2021
Forward freight agreements	—	0.4	—	—	—	—	—	—
Bunker swaps	—	12.0	—	—	—	(2.8)	2.1	0.1
Forward exchange contracts	—	—	—	0.1	0.1	(0.2)	(3.4)	(1.6)
Interest rate swaps	—	—	(10.8)	—	—	11.7	9.8	(2.1)
Total	—	12.4	(10.8)	0.1	0.1	8.7	8.5	(3.6)

2020
Forward freight agreements	1.9	—	—	—	—	—	—	—
Bunker swaps	—	2.9	—	—	—	1.2	(0.1)	0.8
Forward exchange contracts	—	—	—	(0.1)	0.1	—	2.4	2.0
Interest rate swaps	—	—	(5.7)	—	—	5.7	(18.1)	(23.5)
Total	1.9	2.9	(5.7)	(0.1)	0.1	6.9	(15.8)	(20.7)

The hedging reserves as of 31 December relates to derivatives used for cash flow hedge for open hedge instruments, only. Certain interest rate swaps include portions of ineffectiveness. The ineffectiveness is recognized in “Financial expenses” in the income statement. Please refer to note 23 for a full overview of the fair value of hedge instruments.

Please refer to note 21 for further information on commercial and financial risks.

Accounting policies

Derivative financial instruments and hedge accounting

Derivative financial instruments, primarily forward currency exchange contracts, forward freight agreements, interest rate hedges, and forward contracts regarding bunker purchases are entered into to eliminate risks relating to future fluctuations in prices and interest rates, etc. on future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges, when appropriate, as described below for each type of derivative.

NOTE 23 - continued

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

Changes in the fair value of derivative financial instruments not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company’s risk management policy, certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivate financial instruments are therefore recognized in the income statement under “Financial income” or “Financial expenses” for interest rate swaps with cap features and under “Port expenses, bunkers and commissions” for forward freight agreements and forward bunker contracts.

NOTE 24 – RISKS ASSOCIATED WITH TORM’S ACTIVITIES

TORM’s overall risk tolerance and inherited exposure to risks is divided into five main categories:

●	Emerging risks
●	Industry and market- risks
●	Operational risks
●	Compliance and IT risks
●	Financial risks

The risks described below under each of the five categories are considered to be among the most significant and quantifiable risks for TORM.

Emerging risks

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

Please refer to the Risk Management section under Climate-related risk analysis and TCFD on pages 75-77 for a detailed description of emerging risks.

Industry and market-risks

Industry and market-related risk factors relate to changes in the markets and in the political, economic, and physical environment which Management cannot control, such as freight rates and vessel and bunker prices.

Freight rate fluctuations

TORM’s income is primarily generated from voyages carried out using the Company’s fleet of vessels. As such, TORM is exposed to the considerable volatility which characterizes freight rates for such voyages.

It is TORM’s strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings have historically been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different routes may vary substantially. However, TORM aims to reduce the sensitivity to the volatility of such specific freight rates by actively seeking the optimal geographical positioning of the fleet and by optimizing the services offered to customers. Please refer to Note 10 for details on impairment testing.

NOTE 24 – continued

Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months. In addition, TORM uses derivative financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months ahead, based on market expectations and in accordance with TORM’s risk management policies.

During 2022, 12.8% (2021: 31.5%, 2020: 14.4%) of the 28,756 earning days deriving from operating the Company’s product tankers were hedged in this way. Physical time charter contracts accounted for 46.1% (2021: 35.7%, 2020: 41.9%) of overall hedging. In 2022, the Company sold FFAs with a notional contract value of USD 58.3m (2021: USD 44.2m, 2020: USD 165.0m) and bought FFAs with a notional contract value of USD 92.3m (2021: USD 110.3m, 2020: USD 52.7m). The total notional contract volume sold in 2022 was 2,310,000 metric tons (2021: 2,410,000 metric tons; 2020: 8,799,000 metric tons), and the total notional volume bought was 2,592,000 metric tons (2021: 5,962,000 metric tons, 2020: 2,714,000 metric tons). At the end of 2022, the coverage of available earning days for 2023 was 3.7% through time charters, current spot voyages and cargo contracts (2021: 9.9%, 2020: 28.1%).

FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties, and other internal control procedures.

All things being equal and to the extent the Company’s vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following changes in profit before tax based on the expected number of earning days for the coming financial year:

Sensitivity to changes in freight rates

USDm	2023	2022	2021
Decrease in freight rates of USD/day 1,000:
Changes in profit/loss before tax for the following year	(26.5)	(27.2)	(18.8)
Changes in equity for the following year	(26.5)	(27.2)	(18.8)

Sales and purchase price fluctuations

As an owner of vessels, TORM is exposed to risks associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of 31 December 2022, the carrying value of the fleet was USD 1,856m (2021: USD 1,937.8m, 2020: USD 1,722.5m). Based on broker valuations, TORM’s fleet had a market value of USD 2,650.3m as of 31 December 2022 (2021: USD 1,869.5m, 2020: USD 1,475.8m).

Bunker price fluctuations

The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 61.3% (2021: 56.4%, 2020: 62.3%) of the total voyage costs in 2022 and is by far the biggest single cost related to a voyage.

TORM is exposed to fluctuations in bunker prices which are not reflected in the freight rates achieved by TORM. To reduce this exposure, TORM hedges the bunker exposure with oil product instruments to the extent bunker element in the freight rates achieved is considered fixed.

Bunker trade is subject to specific risk policies and guidelines approved by the Risk Committee including trading limits, stop-loss, stop-gain and stop-at-zero policies, segregation of duties and other internal control procedures.

TORM only hedges bunker exposure whenever the freight is fixed beyond one month. In 2022, 15.2% (2021: 42.1%, 2020: 14.6%) of TORM’s total bunker purchase was hedged through bunker hedging contracts. At the end of 2022, TORM had covered 0% (2021: 4.1%, 2020: 15.6%) of its bunker requirements for 2023. The total bunker exposure is estimated to be approximately 398,021 metric tons.

NOTE 24 – continued

All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following changes in expenditure based on the expected bunker consumption in the spot market:

Sensitivity to changes in the bunker price

USDm	2023	2022	2021
Increase in the bunker prices of 10% per ton:
Changes in profit/loss before tax for the following year	(22.1)	(22.6)	(22.0)
Changes in equity for the following year	(22.1)	(22.6)	(22.0)

Operational risks

Operational risks are risks associated with the ongoing operations of the business and include risks such as the safe operation of vessels, the availability of experienced seafarers and staff, terrorism, piracy as well as insurance and counterparty risk.

Insurance coverage

During the fleet’s operation, various casualties, accidents, and other incidents may occur which may result in financial losses for TORM. For example national and international rules, regulations, and conventions could mean that TORM may incur substantial liabilities if a vessel is involved in an oil spill or emission of other environmentally hazardous agents.

To reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargo, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss, and war. All TORM’s owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. It is TORM’s policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies along with two P&I clubs, to diversify risk. The P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and TORM’s vessels are each insured for the maximum amount available in the P&I system. At the end of 2022, the aggregate insured value of hull and machinery and interest for TORM’s owned vessels amounted to USD 2.8bn (2021: USD 2.1bn, 2020: USD 1.9bn).

Counterparty risk

Counterparty risk is an ever-present challenge demanding close monitoring to manage and decide on actions to minimize possible losses. The maximum counterparty risk associated is equal to the values recognized in the balance sheet. A consequential effect of the counterparty risk is loss of income in future periods, e.g. counterparties not being able to fulfill their responsibilities under a time charter, a contract of affreightment, or an option. The main risk is the difference between the fixed rates under a time charter or a contract of affreightment and the market rates prevailing upon default. This characterizes the method for identifying the market value of a derivative instrument.

TORM has a close focus on its risk policies and procedures to ensure that risks managed in the day-to-day business are kept at agreed levels, and that changes in the risk situation are brought to Management’s attention.

TORM’s counterparty risks are primarily associated with:

●	Receivables, cash and cash equivalents, including restricted cash
●	Contracts of affreightment with a positive fair value
●	Derivative financial instruments and commodity instruments with a positive fair value

NOTE 24 – continued

Receivables, cash, and cash equivalents, including restricted cash

The majority of TORM’s customers are companies operating in the oil industry. It has been assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM.

A major part of TORM’s freight revenues stem from a small group of customers. In 2022, one customer accounted for 12% of TORM’s freight revenues (2021: one accounted for 15%, 2020: one accounted for more than 10%). The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel’s cargo has been discharged. For new and smaller customers, TORM’s credit risk is limited as freight is usually paid prior to the cargo’s discharge, or, alternatively, a suitable bank guarantee is placed in lieu thereof.

Because of the payment patterns mentioned above, TORM’s receivables primarily consist of receivables from voyages in progress at year-end and outstanding demurrage. For the past five years, TORM has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of original demurrage claims, TORM’s average stands at 98.6% (2021: 97.0%, 2020: 96.9%), which is considered to be satisfactory given the differences in interpretation of events. In 2022, demurrage represented 14% (2021: 18.0%, 2020: 17.3%) of the total freight revenues. Please refer to Note 1 for more details on recognition of demurrage claims into revenue.

Excess liquidity is placed on deposit accounts with major banks with strong and acceptable credit ratings or invested in secure papers such as American or Danish government bonds. Cash is invested with the aim of getting the highest possible yield, while maintaining a low counterparty risk, and having adequate liquidity reserves for possible investment opportunities or to withstand a sudden drop in freight rates.

Derivative financial instruments and commodity instruments

In 2022, 100% (2021: 100.0%, 2020: 100.0%) of TORM’s forward freight agreements (FFAs) were cleared through clearing houses, effectively reducing counterparty credit risk by daily clearing of balances. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks, or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were entered into with investment grade counterparties.

Financial risks

Financial risks relate to TORM’s financial position, financing, and cash flows generated by the business, including foreign exchange risk and interest rate risk. TORM’s liquidity and capital resources are described in Note 2.

Foreign exchange risk

TORM uses USD as its functional currency because most of the Company’s transactions are denominated in USD. The foreign exchange risk is thereby limited to cash flows not denominated in USD. The primary risk relates to transactions denominated in DKK, EUR, and SGD and relates to administrative and operating expenses.

The part of TORM’s expenses denominated in currencies other than USD accounts for approximately 81.4% (2021: 86.0%, 2020: 80.9%) for administrative expenses and approximately 19.8% (2021: 21.3%, 2020: 23.8%) for operating expenses. TORM’s expected administrative and operating expenses in DKK and EUR for 2023 are approximately DKK 406.7m, whereof 68.9% (2021: 70.3%, 2020: 66.1%) are hedged through FX forward contracts. All FX forward contracts have maturity within 2023, and TORM’s average hedge USD/DKK currency rate is 6.93. FX exposure is hedged in its entirety for all risks.

TORM assumes identical currency risks arising from exposures in DKK and EUR.

NOTE 24-continued

Sensitivity to changes in the USD/DKK and USD/EUR exchange rate

All things being equal, a change in the USD/DKK and the USD/EUR exchange rates of 10% would result in a change in profit/loss before tax and equity as follows:

USDm	2023	2022	2021
Effect of a 10% increase of DKK and EUR:
Changes in profit/loss before tax for the following year	(1.8)	(1.8)	(2.2)
Changes in equity for the following year	(1.8)	(1.8)	(2.2)

Interest rate risk

TORM’s interest rate risk generally relates to interest-bearing borrowings. All TORM’s loans for financing vessels are denominated in USD. Please refer to Note 19 for additional information on borrowings. At the end of 2022, TORM had fixed 94.6% (2021: 84.9%, 2020: 67.6%) of the debt then outstanding with interest rate swaps and fixed rate leasing debt corresponding to an amount of USD 916m. USD 687m of this amount is hedged at an interest rate of 1.37% plus margin with interest rate swaps with maturity in the period 2023-2028.

Most of TORM’s debt and interest hedging is based on USD LIBOR which is set to expire by 30 June 2023. TORM is significantly exposed to the ICE US LIBOR reform as all financing and associated interest hedging contracts are denominated in USD. TORM has been in dialog with majority lenders and aligned expectations on how the amendment process should be implemented. To ensure a smooth transition, TORM has amended legacy financing and hedging contracts during 2022 and early 2023. TORM expects compounded SOFR in arrears to become the market standard. TORM expects no effect on the hedging relationship as lenders and hedging providers are largely the same banks. TORM is confident that all financing and hedging contracts are transitioned to SOFR before the final deadline on 30 June 2023.

As of 31 December 2022, 93.3% of the debt with a nominal value of USD 689.5m relates to the period after 30 June 2023. As of 31 December 2022, 90.8% of the interest hedging with a nominal value of USD 624m relates to the period after 30 June 2023.

Sensitivity to changes in interest rates

All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:

USDm	2023	2022	2021
Effect of a 1%-point increase in interest rates:
Changes in profit/loss before tax for the following year	(0.7)	(2.1)	(3.7)
Changes in equity for the following year	16.3	19.9	11.3

Liquidity risk

TORM’s strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of 31 December 2022, TORM’s loan portfolio was spread across eleven different banks.

As of 31 December 2022, TORM maintains a liquidity reserve of USD 323.8m in cash and cash equivalents, including restricted cash, combined with USD 92.6m in undrawn and committed credit facilities. Cash is only placed in banks with an investment grade rating. For further information on contractual obligations, including a maturity analysis, please refer to Note 22.

NOTE 25 – FINANCIAL INSTRUMENTS

		Financial	Financial
	Observable	instruments	instruments
	input	measured at fair	measured at	Total carrying
Categories of financial assets and liabilities (USDm):	(level 2)	value	amortized cost	value

2022
Financial assets
Loan receivables¹⁾	—	—	4.6	4.6
Trade receivables¹⁾	—	—	259.5	259.5
Other receivables	55.3	55.3	18.7	74.0
Cash and cash equivalents, including restricted cash¹⁾	—	—	323.8	323.8
Total	55.3	55.3	606.6	661.9

Financial liabilities
Borrowings¹⁾²⁾	—	—	966.9	966.9
Other non-current liabilities			3.0	3.0
Trade payables¹⁾	—	—	48.5	48.5
Other liabilities¹⁾	1.9	1.9	29.2	31.1
Total	1.9	1.9	1,047.6	1,049.5

2021
Financial assets
Loan receivables¹⁾	—	—	4.6	4.6
Trade receivables¹⁾	—	—	84.0	84.0
Other receivables	8.3	8.3	31.7	40.0
Cash and cash equivalents, including restricted cash¹⁾	—	—	171.7	171.7
Total	8.3	8.3	292.0	300.3

Financial liabilities
Borrowings¹⁾²⁾	—	—	1,135.3	1,135.3
Trade payables¹⁾	—	—	35.3	35.3
Other liabilities¹⁾	11.2	11.2	32.5	43.7
Total	11.2	11.2	1,203.1	1,214.3

2020
Financial assets
Loan receivables¹⁾	—	—	4.6	4.6
Trade receivables¹⁾	—	—	58.6	58.6
Other receivables	4.5	4.5	20.4	24.9
Cash and cash equivalents, including restricted cash¹⁾	—	—	135.6	135.6
Total	4.5	4.5	219.2	223.7

Financial liabilities
Borrowings¹⁾²⁾	—	—	842.4	842.4
Trade payables¹⁾	—	—	14.4	14.4
Other liabilities¹⁾	24.7	24.7	35.1	59.8
Total	24.7	24.7	891.9	916.6

¹⁾    Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.

²⁾    See note 20.

³⁾    Derivative financial instruments are presented in the balance sheet line “Other receivables” and ”Other liabilities”.

Fair value hierarchy for financial instruments measured at fair value in the balance sheet

Below, please find the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

●	Level 2 fair value measurements are those derived from input other than quoted prices included in level 1 which are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

NOTE 25 - Continued

Methods and assumptions in determining fair value of financial instruments

Derivative part of other receivables and other liabilities

The fair value of derivatives in other receivables and other liabilities is measured using accepted valuation methods with input variables such as yield curves, forward curves, spreads, etc. and compared to financial counterparties to ensure acceptable valuations. The valuation methods discount the future fixed and estimated cash flows and valuation of any option elements.

NOTE 26 – RELATED PARTY TRANSACTIONS

TORM’s ultimate controlling party is Oaktree Capital Group, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is OCM Njord Holdings S.á.r.l. (Njord Luxco).

Shareholders’ contribution and dividends paid are disclosed in the consolidated statement of changes in equity. Dividends to related parties are paid out based on the related parties’ ownership of shares.

The remuneration of key management personnel, which consists of the Board of Directors and the Executive Director, is disclosed in note 5.

On 01 September 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S, thereby obtaining a controlling interest in its joint venture entity Marine Exhaust Technology (Hong Kong) Ltd. Until 01 September 2022, TORM’s transactions with its joint venture entity producing scrubbers for the TORM fleet covered CAPEX of USD 5.6m in total.

During 2021, TORM effected transactions with its joint venture producing scrubbers for the TORM fleet amounting to USD 1.4m in total (2020: 11.7m).

NOTE 27 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE YEAR

During 2022, TORM sold seven vessels. All the vessels sold in 2022 and one vessel sold in 2021 were delivered to the new owners. The sales resulted in an impairment loss of USD 2.6m and a profit of USD 10.2m which are recognized in the income statement for 2022.

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

NOTE 28 – CASH FLOWS

USDm	2022	2021	2020
Reversal of other non-cash movements:
Exchange rate adjustments	(0.3)	(0.7)	(0.2)
Share-based payments	2.2	2.3	1.7
Fair value adjustments on derivative financial instruments	0.6	(0.2)	—
Reversal of provisions adjustments	(6.3)	—	—
Other adjustments	0.1	—	(0.4)
Total	(3.7)	1.4	1.1

USDm	2022	2021	2020
Change in inventories, receivables, and payables:
Change in inventories	(21.8)	(26.9)	13.2
Change in receivables	(158.1)	(37.5)	14.9
Change in prepayments	(5.7)	(3.5)	1.3
Change in trade payables and other liabilities	4.7	19.4	(13.5)
Total	(180.9)	(48.5)	15.9

NOTE 29 – ENTITIES IN THE GROUP

Entity	Country
TORM plc	United Kingdom
Investments in subsidiaries 6):
Entity	Country	Ownership 5)
TORM A/S	Denmark	100%
DK Vessel HoldCo GP ApS 2)	Denmark	100%
DK Vessel HoldCo K/S 2)	Denmark	100%
OCM Singapore Njord Holdings Alice, Pte. Ltd 2)	Singapore	100%
OCM Singapore Njord Holdings Almena, Pte. Ltd 3)	Singapore	100%
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St.Michaelis Pte. Ltd 3)	Singapore	100%
OCM Singapore Njord Holdings St. Gabriel Pte. Ltd 3)	Singapore	100%
OCM Singapore Njord Holdings Agnete, Pte. Ltd 3)	Singapore	100%
OCM Singapore Njord Holdings Alexandra, Pte. Ltd 2)	Singapore	100%
OMI Holding Ltd. 3)	Mauritius	100%
TORM Crewing Service Ltd. 3)	Bermuda	100%
TORM Shipping India Private Limited 4)	India	100%
TORM Singapore Pte. Ltd.	Singapore	100%
TORM USA LLC	USA	100%
VesselCo 1 K/S 1)	Denmark	100%
VesselCo 3 K/S 1)	Denmark	100%
VesselCo 5 K/S 1)	Denmark	100%
VesselCo 6 K/S 1)	Denmark	100%
VesselCo 6 Pte. Ltd. 2)	Singapore	100%
VesselCo 7 Pte. Ltd. 1)	Singapore	100%
VesselCo 8 Pte. Ltd. 3)	Singapore	100%
VesselCo 9 Pte. Ltd.	Singapore	100%
VesselCo 10 Pte. Ltd.	Singapore	100%
VesselCo 11 Pte. Ltd. 3)	Singapore	100%
VesselCo 12 Pte. Ltd.	Singapore	100%
TORM SHIPPING (PHILS.), INC.	Philippines	25%
VesselCo A ApS 1)	Denmark	100%
VesselCo C ApS 1)	Denmark	100%
VesselCo E ApS 1)	Denmark	100%
VesselCo F ApS 1)	Denmark	100%
Marine Exhaust Technology A/S	Denmark	75%
ME Production A/S	Denmark	75%
Marine Exhaust Technology (Hong Kong) Ltd	China	59%
Suzhou ME Production Technology Co, Ltd.	China	75%

¹⁾    Entities dissolved in the financial year ended 31 December 2020.

²⁾    Entities dissolved in the financial year ended 31 December 2021.

NOTE 29-continued

³⁾    Entities dissolved in the financial year ended 31 December 2022.

⁴⁾    Entities with different reporting periods: TORM Shipping India has a Financial reporting period that runs from 1 April to 31 March as required by the Indian government's laws and legislations.

⁵⁾    For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.), INC where voting rights are 100%.

6⁾    All subsidiaries are consolidated in full.

Interest in legal entities included as joint ventures:

	2022
			Profit and
			loss from	Other	Total
			continuing	comprehensive	comprehensive
Entity (USDm)	Country	% Control	operations	income	income
Long Range 2 A/S	Denmark	50%	—	—	—
LR2 Management K/S	Denmark	50%	—	—	—
Marine Exhaust Technology Ltd. 1)	Hong Kong	28%	(0.1)	—	(0.1)

¹⁾    TORM obtained control over the entity on 01 September following the acquisition of Marine Exhaust Technology A/S. The amounts above represents the period until TORM obtains control.

The table below shows the registered addresses for the companies mentioned above:

Denmark	India	Philippines
Tuborg Havnevej 18	2nd Floor	7th Floor
2900 Hellerup	Leela Business Park	Salcedo Towers, 169
Denmark	Andheri-Kurla Road	HV dela Costa Street
	Andheri (E)	Salcedo Village,
	Mumbai 400059	Makati City
	India	Philippines 1227

Singapore	United Kingdom	USA
6 Battery Road #27-02	Office 105	Suite 1625
Singapore 049909	20 St Dunstan’s Hill	2500 City West
Singapore	London, EC3R 8HL	Boulevard
	United Kingdom	77042, Houston , Texas
USA

Denmark	China	Hong Kong
Sandholm 7	208 Longward Road	Room 3, 10/F
9900 Frederikshavn	Zhapu Town Ping Hu	Yue Xiu Building
Denmark	Jiaxing City	160-174 Lockhart Road
	Zhejiang Provice	Wanchai
	China	Hong Kong

NOTE 30 – PROVISIONS

USDm	2022	2021	2020
Cargo claim provisions	6.5	18.3	18.3
Warranty provisions	0.3	—	—
Balance as of 31 December	6.8	18.3	18.3

In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargos, but not being able to honor those obligations. The cases involved irregular activities committed by the customer. Legal action was initiated by TORM in the UK and in India against the customer and related individuals. TORM has previously recognized provisions of USD 18.3m in relation to the claims.

During 2022, TORM settled one claim and reassessed its provisions for the remaining part of the case complex. TORM has reversed provisions amounting to USD 6.3m, and the total amount as of 31 December 2022 relating to the case complex is USD 6.5m. Legal proceedings are still ongoing, and therefore the provisions recognized are subject to uncertainty in relation to both timing and amount.

Warranty provisions relate to sold marine exhaust equipment.

Accounting policies

Provisions are recognized when the Group has a legal or constructive obligation as a result of past events, and when it is probable that this will lead to an outflow of resources which can be reliably estimated. Provisions are measured at the estimated liability expected to arise, considering the time value of money.

NOTE 31 – EARNINGS PER SHARE AND DIVIDEND PER SHARE

	2022	2021	2020
Earnings per share

Net profit/(loss) for the year attributable to TORM plc shareholders (USDm)	562.8	(42.1)	88.1

Million shares
Weighted average number of shares	81.8	78.6	74.8
Weighted average number of treasury shares	(0.5)	(0.5)	(0.5)

Weighted average number of shares outstanding	81.3	78.1	74.3
Dilutive effect of outstanding share options	1.5	0.3	—
Weighted average number of shares outstanding incl. dilutive effect of share options	82.8	78.4	74.3

Basic earnings/(loss) per share (USD)	6.92	(0.54)	1.19

Diluted earnings/(loss) per share (USD)	6.80	(0.54)	1.19

NOTE 31-continued

When calculating diluted earnings per share for 2020, RSUs have been omitted as they are out-of-the-money and thus not anti-dilutive, but the RSUs may potentially dilute earnings per share in the future. Please refer to Note 5 for information on the RSUs.

	2022	2021	2020
Dividend per share

Declared dividend per share (USD)	4.63	—	0.85
Declared dividend for the year (USDm)	378.7	—	63.2

Dividend paid during the year (USDm)	166.7	—	70.6

Number of shares, end of period (million)	82.3	81.2	74.9
Number of treasury shares, end of period (million)	(0.5)	(0.5)	(0.5)
Number of shares outstanding, end of period (million)	81.8	80.7	74.4

Dividend paid per share	2.04	—	0.95

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

NOTE 32 – CASH AND CASH EQUIVALENTS, INCLUDING RESTRICTED CASH

	2022	2021	2020
Cash at banks and on hand	320.5	144.8	89.5
Cash and cash equivalents	320.5	144.8	89.5

Cash provided as security for initial margin calls and negative market values on derivatives, etc.1)	3.3	5.9	46.1
Sale and leaseback transaction prepayment to be released upon delivery of the vessel²⁾	—	21.0	—
Restricted cash	3.3	26.9	46.1
Cash and cash equivalents, including restricted cash	323.8	171.7	135.6

¹⁾ The counterparties have an obligation to return any excess cash provided as security to the Group upon settlement or early termination of the contracts.

²⁾ Prepayment released on 06 January 2022.

NOTE 33 – BUSINESS COMBINATION

On 01 September 2022, TORM acquired an ownership stake of 75% of Marine Exhaust Technology A/S (MET), a Danish industrial company specialized in developing and producing advanced and green marine equipment for a cash consideration of USD 2.0m. TORM acquired MET because the entity has gained strong expertise in developing and producing components for the maritime industry, including scrubbers for the shipping industry. As part of the transaction, TORM also obtained control over the joint venture entity Marine Exhaust Technology (Hong Kong) Ltd in which TORM previously held a 27.5% interest.

TORM has elected to measure the non-controlling interest in the acquiree at fair value.

NOTE 33-continued

The fair value of the non-controlling interest in MET has been assessed based on the EBITDA multiples method using estimated 2023 financials based on expected scrubber orders. The value includes an adjustment based on development costs to account for potential future income from the sales of Flettner rotors. Based on the enterprise value estimate, the equity value is calculated through a standard adjustment for net interest-bearing debt.

The previously held interest in Marine Exhaust Technology (Hong Kong) Ltd was remeasured at fair value as part of the transaction leading to a gain of USD 0.3m recognized in the share of profit/loss from joint ventures in the consolidated income statement.

The acquired assets include contractual receivables of USD 5.7m of which USD 0.3m were considered to be uncollectible at the day of the acquisition.

Transaction costs in connection with the acquisition amounted to less than USD 0.1m and are recognized as administration expenses.

The goodwill of USD 1.8m represents the value of expected synergies arising from the acquisition and is allocated entirely to the Marine Exhaust segment. The goodwill recognized is not expected to be deductible for tax purposes.

Revenue and profit for the period generated by the acquired entity amounted to USD 5.9m and 0.0m, respectively, and have been recognized in the consolidated income statement since the acquisition. Had the acquisition taken place on 01 January 2022, the revenue and profit for the Group for 2022 would have been USD 1,455.9m and USD 561.9m, respectively.

NOTE 33 –continued

The following table summarizes the fair values of the assets acquired and the liabilities assumed on 01 September 2022:

01 September
USDm	2022
Intangible assets	1.2
Tangible fixed assets	2.5
Inventories	6.4
Trade receivables	1.6
Other receivables	3.8
Prepayments	1.5
Cash and cash equivalents	3.0
Borrowings	(7.9)
Deferred tax liabilities	(0.3)
Provisions	(0.4)
Other non-current liabilities	(0.8)
Trade payables	(1.5)
Other liabilities	(0.3)
Deferred income	(4.3)
Current tax liabilities	(0.3)
Net identifiable assets acquired	4.2
Goodwill	1.8
Total net assets acquired	6.0
Of which fair value of non-controlling interest	(2.4)
Total purchase consideration	3.6

Cash consideration	2.0
Fair value of previously held interests	1.6
Total purchase consideration	3.6

Cash acquired	3.0
Cash consideration	(2.0)
Acquisition of subsidiaries, net of cash acquired	1.0

Accounting policies

Newly acquired or formed entities are recognized in the consolidated financial statements from the date of acquisition or formation. The date of acquisition is the date on which control over the entity is effectively transferred.

Business combinations are accounted for by applying the purchase method, whereby the acquired entities’ identifiable assets, liabilities, and contingent liabilities are measured at fair value at the acquisition date. The tax effect of the revaluation activities is also considered.

When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the amount of that adjustment is included in the cost of the combination if the event is probable and the adjustment can be measured reliably. Costs of issuing debt or equity instruments in connection with a business combination are accounted for together with the debt or equity issuance. All other costs associated with the acquisition are expensed in the income statement.

The excess of the cost of the business combination over the fair value of the acquired assets, liabilities, and contingent liabilities is recognized as goodwill under intangible assets and is tested for impairment at least once a year. Upon acquisition, goodwill is allocated to the cash generating units that subsequently form the basis for the impairment test. If the fair value of the acquired assets, liabilities, and contingent liabilities exceeds the cost of the business combination, the identification of assets and liabilities and the processes of measuring the fair value of the assets and liabilities and the cost of the business combination are reassessed. If the fair value of the business combination continues to exceed the cost, the resulting gain is recognized in the income statement.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of TORM plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TORM plc (the Company) as of December 31, 2022, 2021 and 2020, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 16, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of vessels

Description of the Matter

At December 31, 2022, the carrying value of the Company’s vessels was USD 1,856 million. As discussed in Notes 1 and 10 to the consolidated financial statements, the Company assesses impairment at each reporting date or whenever events or changes in circumstances would indicate that the carrying amounts of its vessels might not be recoverable in accordance with IAS 36 Impairment of Assets.

If any indications of impairment exist, or at least annually, the Company prepares an impairment assessment at the cash generating unit (CGU) level, which has been determined as the LR1, LR2 and MR vessels (the Main Fleet) as they are operated collectively, are largely interchangeable and the cash flows generated by them are interdependent from other vessels. Impairment is recognized if the recoverable amount, determined as the higher of value in use and the fair value less cost of disposal, is less than the carrying value of the corresponding CGU. The Company determined the recoverable amount to be the fair value less cost of disposal, which was calculated as the average of two valuations prepared by independent shipbrokers. Based on the assessment, the Company concluded that the carrying value was recoverable as of December 31, 2022.

Auditing the Company’s vessel impairment assessment was complex due to the significant judgment required by Management in determining the CGU and the degree of subjectivity involved in determining the fair value of the vessels using independent shipbroker valuations, which use a combination of vessel specific inputs such as size, yard and age of the vessels and assumptions based on market data, including recent comparable vessel transactions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company’s impairment assessment process, including controls over the identification of CGUs and review of the vessels’ fair value.

We performed audit procedures on the impairment assessment that included, among others, assessing management’s CGU determination by evaluating their analysis in respect of the smallest group of assets that generate largely independent cash flows. We inspected evidence to assess the reasonableness of Management’s determination of the homogenous nature and joint operation of the Main Fleet. We evaluated the recoverability of the carrying value of the vessels by comparing them to the average fair value of two valuations prepared by independent shipbrokers. We performed inquiries with the independent shipbrokers regarding the valuation methodology applied and input data used and evaluated their competence, capabilities and objectivity. We tested the input data used for the valuation of the vessels in the Main Fleet by comparing vessel specific inputs with vessel records and supporting documentation as well as evidence obtained in other areas of the audit. We further performed a retrospective comparison of historical sales prices of vessels with the independent broker valuations near the time of disposal and compared the valuations to recent market data for comparable vessels. We assessed the adequacy of the Company’s disclosures in Notes 1 and 10 to the consolidated financial statements.

/s/ EY Godkendt Revisionspartnerselskab

We have served as the Company’s auditor since 2020.

Copenhagen, Denmark

March 16, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of TORM plc

Opinion on Internal Control Over Financial Reporting

We have audited TORM plc’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TORM plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Marine Exhaust Technology A/S, which is included in the 2022 consolidated financial statements of TORM plc and constituted 1% and 0.4% of total assets and net assets, respectively, as of 31 December 2022 and 0.4% and 0% of revenue and net profit, respectively, for the year then ended. Our audit of internal control over financial reporting of TORM plc also did not include an evaluation of the internal control over financial reporting of Marine Exhaust Technology A/S.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated March 16, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ EY Godkendt Revisionspartnerselskab

Copenhagen, Denmark

March 16, 2023

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TORM PLC
By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer

Date: March 16, 2023