Form 20-F
period 2023-12-31
TORM plc
filed 2024-03-07
CIK 1655891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Jacob Meldgaard, Executive Director and Principal Executive Officer, Tuborg Havnevej 18, DK-2900 Hellerup, Denmark, +45 39179200

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

NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023 there were 86,225,684 of the Registrant’s Class A common shares outstanding.
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

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.S 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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
All statements in this annual report that are not statements of either historical or current facts are forward-looking statements. These forward-looking statements are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements include, but are not limited to, such matters as:
•our future operating or financial results;
•global and regional economic, political, and military conditions, including piracy;
•our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs;
•statements about shipping market trends, including charter rates and factors affecting supply and demand;
•our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our ability to enter into time charters after our current charters expire and our ability to earn income in the spot market;
•the future price of our Class A common shares; and
•our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives.
Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors.” Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Factors that might cause future results to differ include, but are not limited to, the following:
•our future operating or financial results;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;

•the length and severity of epidemics and pandemics and the impact on the demand for seaborne transportation of petroleum products;
•general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthi's attack in the Red Sea, which remain ongoing as of this annual report;
•international sanctions against Russian oil and oil products;
•changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
•changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•the highly cyclical nature of the industry that we operate in;
•the loss of a large customer or significant business relationship;
•changes in worldwide oil production and consumption and storage;
•risks associated with any future vessel construction;
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•availability of skilled crew members other employees and the related labor costs;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies;
•Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
•the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;
•potential conflicts of interest involving members of our board of directors and senior management;
•the failure of counterparties to fully perform their contracts with us;
•changes in credit risk with respect to our counterparties on contracts;
•our dependence on key personnel and our ability to attract, retain and motivate key employees;
•adequacy of insurance coverage;
•our ability to obtain indemnities from customers;

•changes in laws, treaties or regulations;

•our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States;
•government requisition of our vessels during a period of war or emergency;
•the arrest of our vessels by maritime claimants;
•any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•potential disruption of shipping routes due to accidents, climate-related incidents, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels;
•the impact of adverse weather and natural disasters;
•damage to storage and receiving facilities;
•potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•the length and number of off-hire periods and dependence on third-party managers; and
•other factors discussed in “Item 3. Key Information - D. Risk Factors” in this annual report.
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
v

EXPLANATORY NOTE AND PRESENTATION OF OUR FINANCIAL AND OPERATING DATA
Throughout this annual report on Form 20-F, we incorporate information responsive to the items hereof by reference to our annual report for the year ended December 31, 2023, or the Annual Report 2023. Therefore, the information contained in this annual report should be read in conjunction with the Annual Report 2023, which was furnished to the U.S. Securities and Exchange Commission, or the SEC, on Form 6-K on March 7, 2024. The content of quotations, websites and other sources contained in the sections of the Annual Report 2023 referenced herein are not incorporated by reference into this Form 20-F.
Unless otherwise indicated, the term “TORM plc” and “Parent Company” refers solely to TORM plc and the terms “we,” “us,” “our,” the “Company,” “TORM” and the “Group” refer to TORM plc and its consolidated subsidiaries, which includes TORM A/S and its consolidated subsidiaries, following the closing of the Exchange Offer (defined below). When used in this annual report to describe events prior to the closing of the Exchange Offer, the terms “TORM A/S,” “we,” “us,” “our,” the “Company,” “TORM” and the “Group” refer to TORM A/S and its consolidated subsidiaries before such time. References to “Former TORM A/S” refer to TORM A/S and its consolidated subsidiaries prior to the Combination (defined below).
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
We report our consolidated financial results in U.S. dollars and in accordance with IFRS Accounting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which also comply with reporting requirements under English law.
Accordingly, this document includes the audited consolidated financial statements of TORM plc as of December 31, 2023, 2022 and 2021 and for the years ended December 31, 2023, 2022 and 2021, which have been prepared in accordance with IFRS.
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
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Summary of Risk Factors
The below bullets summarize the principal risk factors related to an investment in the Company.
•The product tanker sector is cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, in vessel values and in our results of operations.

•Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty, and supply chain constraints.

•Our revenues are derived substantially from a single segment, the product tanker segment, which exposes us to adverse developments in the product tanker market and which may adversely affect our future performance, results of operations, cash flows and financial position.

•A shift in consumer demand away from oil and oil products towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.

•An economic slowdown or changes in the economic and political environment in the Asia-Pacific region could have a material adverse effect on our business, financial condition, and results of operations.

•We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our results of operations, cash flows and financial position.

•We are subject to international safety, environmental and recycling regulations and requirements imposed by classification societies that can adversely affect our results of operations, cash flows and financial position.

•Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

•Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies may impose additional costs on us or expose us to additional risks.

•If our vessels suffer damage due to the inherent operational risks of the product tanker industry, we may experience unexpected dry-docking costs and delays or total loss of our vessels.

•If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows and financial position.

•Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities and global public health concerns, which may affect the seaborne transportation industry and could adversely affect our business.

•If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our Class A common shares and its trading price.

•We are dependent on spot charters and subject to certain risks with respect to entering into time charter-in contracts due to our dependence on spot charters, which could adversely affect our business.

•We are subject to certain risks with respect to entering into new time charter-in contracts due to our dependence on spot charters.

•An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our results of operations and financial condition.

•A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.

•We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.

•As our product tanker fleet ages, we are exposed to increased operating costs and decreased competitiveness, which could adversely affect our earnings, and the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

•Obligations associated with being a U.S.-listed public company require significant resources and management attention, and we incur increased costs as a result of being a U.S.-listed public company.

•U.S. tax authorities could treat us as a ‘‘passive foreign investment company’’, which could have adverse U.S. federal income tax consequences to U.S. shareholders.

•Insurance may be difficult to obtain, or if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the product tanker industry.

•Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our reputation, future performance, results of operations, cash flows and financial position.

•We have a significant amount of financial debt and servicing our current or future indebtedness may limit liquidity available for other purposes.

•Our financial and operational flexibility is restricted by the covenants contained in our debt facilities, and we may be unable to comply with the restrictions and financial covenants imposed in such facilities.

•Volatility of interest rate benchmarks under our financing agreements could affect our profitability, earnings and cash flow.

•Change of control and mandatory repayment provisions contained in certain of our debt facilities may lead to a foreclosure of our fleet.

•The majority of our Class A shares are held by a limited number of shareholders, which may create conflicts of interest.

•We are subject to the United Kingdom Bribery Act 2010, the U.S. Foreign Corrupt Practices Act and potentially other anti-corruption laws that apply in the countries where we do business as well as export control laws, customs laws, sanctions laws and other laws impacting our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

•The United Kingdom has formally withdrawn from the European Union, and the implications for the laws and regulations in the United Kingdom are uncertain.

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
We are a pure-play product tanker company, meaning that most of our revenues are generated from operating our product tanker fleet. The product tanker market is cyclical in nature, which leads to volatility in freight rates, vessel values and industry profitability. The freight rates among different types of product tankers are highly volatile. For example, product tanker freight rates declined from the cyclical high levels reached in mid-2008 (TORM Medium Range (MR) Time Charter Equivalent, or TCE, rates up to $26,458/day) to a cyclical low period between 2009 and 2014 (TORM observed annual average MR TCE rates of approximately $14,200/day for the period). During 2022, we realized TCE rates of $34,154/day and this increased by 9% during 2023 to TCE rates of $37,124/day. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, the armed conflicts in Ukraine and in Israel and Gaza have continued to disrupt energy production and trade patterns, including shipping in the Black Sea, the Red Sea, and elsewhere, and its impact on energy demand and costs is expected to remain uncertain. The factors affecting the supply and demand for product tankers are beyond our control, and the nature, timing and degree of changes in industry conditions are unpredictable and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Factors affecting the supply and growth of product tanker capacity include:
•supply and demand for energy resources, including oil and petroleum products, and the supply and demand for seaborne transportation of such energy resources;

•the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;
•the number and size of newbuilding orders and deliveries, including slippage in deliveries, as may be impacted by the availability of financing for shipping activity;
•the number of vessels used for floating storage;
•the number of vessels in lay-up;
•the number of vessels recycled for obsolescence or subject to casualties;
•prevailing and expected future freight and charter hire rates;
•the number of product tankers trading with crude or “dirty” oil products;
•costs of bunkers and fuel oil and their impact on vessel speed;

•the efficiency, age and sophistication of the world product tanker fleet;
•the number of shipyards and ability of shipyards to deliver vessels;
•availability of financing including with respect to new vessels and shipping activity;
•available interest rates on financing;
•port and canal congestion;
•technological advances in the design, capacity, propulsion technology, and fuel consumption efficiency of vessels;

•government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations;
•the degree of scrapping or recycling rate of older vessels, depending, amongst other things, on scrapping or recycling rates and international scrapping or recycling regulations;
•price of steel and vessel equipment;
•the number of conversions of tankers to other uses or conversions of other vessels to tankers;
•the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;
•product imbalances and hence lack of or surplus supply in certain regions (affecting the level of trading activity);
•speed of vessel operation; and
•crew availability.
Demand for product tankers is primarily determined by the quantity of cargo to be transported and the distance from origin to destination. The demand is affected by a number of external factors including:
•demand for alternative energy resources;
•world and regional economic conditions;
•increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
•sanctions on harbors, transportation of oil products or parts of the world fleet;
•demand for energy sources and oil and other petroleum products and changes in the consumption of oil and petroleum products due to availability of new, alternative energy sources or changes in the price of oil and petroleum products relative to other energy sources or other factors making consumption of oil and petroleum products less attractive;
•any restrictions on crude oil production imposed by the Organization of the Petroleum Exporting Countries, or OPEC, and non-OPEC oil producing countries;

•the regulatory environment;
•environmental issues and concerns;

•disruptions and developments in international trade, including the increased vessel attacks and piracy in the Red Sea in connection with the war between Israel and Hamas, and refinery additions and closures;
•currency exchange rates;
•the distance over which oil and oil products are to be moved by sea;
•changes in seaborne and other transportation patterns;
•climate, weather and natural disasters;
•global and regional political developments, including “trade wars” and developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production, armed conflicts, including the wars between Russia and Ukraine and between Israel and Hamas, and other international hostilities, terrorist activities and strikes;

•international sanctions, embargoes, import and export restrictions, nationalizations, piracy, and wars or other conflicts, including the wars in Ukraine and between Israel and Hamas; and

•availability of financing and changes in interest rates.
In 2023, the product tanker market was strongly impacted by geopolitical events. United States and EU/G7 sanctions against Russian oil products officially took effect on February 5, 2023, which reinforced the trade on tonne mile recalibration that had already begun in 2022 in anticipation of the sanctions. In early October 2023, a military conflict in the Middle East and subsequent attacks in the region and against vessels forced several vessels to reroute away from the Red Sea. This added to the ton-mile growth already seen from the sanctions against Russia.

Geopolitical factors and restrictions on Panama Canal transits similarly resulted in longer sailing patterns. The consequent trade recalibration towards longer haul trade led to a change in product tanker freight rates towards a higher average levels and increased rate volatility.

The factors affecting the supply and demand for product tankers have been volatile and are outside of our control, and the nature, timing, and degree of changes in industry conditions are unpredictable. Market conditions have been volatile in recent years and continued volatility may reduce demand for transportation of oil and petroleum products over longer distances and increase the supply of product tankers, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty, and supply chain constraints.
Various macroeconomic factors, including rising inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our ships. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. In addition, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and China, North Korea or Iran, and epidemics or pandemics, such as COVID-19, banking crises or failures, such as the recent notable regional bank failures in the United States, and real estate crises, such as the crisis in China. In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, the intensity and duration of the war between Israel and Hamas is difficult to predict and its impact on the world economy is uncertain. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain.

Certain banks that have historically been significant lenders to the shipping industry may reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if current or future lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

We cannot be certain that financing or refinancing will be available on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Further, we may not be able to access our existing cash due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation (FDIC) took control and was appointed receiver of certain regional banks in the United States. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash may be threatened and could have a material adverse effect on our business and financial condition. In addition, if a bank, or the public, believes that a bank is not stable, the bank may institute procedures or rules to limit withdrawals and access to funds, which, if implemented, would have a material adverse effect on our business and financial condition.

Our revenues are derived substantially from a single segment, the product tanker segment, which exposes us to adverse developments in the product tanker market and which may adversely affect our future performance, results of operations, cash flows and financial position.
Substantially all of our revenues are derived from a single market, the tanker segment, and therefore, our financial results depend on the development and growth in this segment. External factors that affect the product tanker market will have a significant impact on our business. Freight rates and asset prices have been volatile. Any adverse development in the product tanker segment, including in respect of freight rates or the prices of our vessels which increased materially in 2023, would have a material adverse impact on our future performance, results of operations, cash flows and financial position. Further, our lack of diversification makes us increasingly vulnerable to adverse developments in the international product tanker market, and this could have a greater material adverse impact on our future performance, results of operations, cash flows and financial position than it would if we maintained more diverse lines of business.

An oversupply of product tanker capacity may lead to reductions in charter hire rates, vessel values and profitability.
The supply of product tankers is affected by a number of factors such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources and the current and expected purchase orders for newbuildings. If the capacity of new product tankers delivered exceeds the capacity of product tankers being recycled and converted to non-trading tankers, overall industry capacity in the product tanker will increase. If the supply of product tanker capacity increases, and if the demand for product tanker capacity decreases or does not increase correspondingly, charter rates could materially decline, which may also negatively affect freight rates and the value of our vessels. During 2023, the value of our product tanker fleet, based on independent broker quotes, increased by approximately 6% (excluding vessels that we sold and/or acquired during 2023). A reduction in charter rates and the value of our vessels may have a material adverse effect on our future performance, results of operations, cash flows, financial position, ability to pay dividends and compliance with current or future covenants with respect to any of our financing arrangements.

An over-supply of product tankers as well as the uncertainty surrounding the impact of the sanctions on Russian exports of crude oil and petroleum products has already resulted in an increase in product tanker charter hire rate volatility. In addition, product tankers may be “cleaned up” from “dirty/crude” trades and swapped back into the product tanker market, which would increase the available tanker tonnage able to transport refined oil products and which may affect the supply and demand balance for product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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
A shift in consumer demand away from oil and oil products towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry. A shift in or disruption of the consumer demand away from oil and oil products towards other energy resources such as electricity, natural gas, liquified natural gas (“LNG”), renewable energy, hydrogen or ammonia will potentially affect the demand for our product tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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
“Peak oil” is the year when the maximum rate of extraction of oil is reached. The International Energy Agency (“IEA”) recently announced a forecast of “peak oil” during the late 2020s. The Organization of the Petroleum Exporting Countries ("OPEC") maintains that “peak oil” will not be reached until at least 2045, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand away from oil and oil products towards other energy resources such as wind energy, solar energy, hydrogen energy, nuclear energy or renewable, which shift appears to be accelerating as a result of government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global Electric Vehicles (“EV”) Outlook 2023 that a total of 14% of all new cars sold were electric in 2022, up from around 9% in 2021 and less than 5% in 2020. Electric car sales in 2023 were 14.1 million, up 34% from 2022. Under the IEA Stated Policies Scenario (STEPS), the global outlook for the share of electric car sales based on existing policies and firm objectives has increased to 36% in 2030, up from less than 25% in the previous outlook. The IEA has stated that, based on existing policies, oil demand for road transport is projected to peak around 2025 in the STEPS, with the amount of oil displaced by electric vehicles exceeding 5 million barrels per day in 2030. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to make cash distributions.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, Sulu Sea, Celebes Sea, the Indian Ocean, and, in particular, the Gulf of Guinea region off the coast of Nigeria, which has experienced a continuous high number of piracy incidents in recent years. Sporadic incidents of robbery are also reported in many parts of Asia and South America. The political turmoil in the Middle East region may also lead to collateral damages in waters off Yemen as well as in the Gulf of Oman or Arabian Gulf. In December 2023,

three commercial vessels were attacked in international waters in the southern Red Sea, according to statements by the U.S. military, and Yemen’s Houthi group claiming drone and missile attacks on two Israeli vessels in the area. No TORM vessels were attacked. The current diplomatic crisis between Gulf Co-operation Council (GCC) countries may lead to an uncertain security situation in the Middle East region.

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

In addition, hijacking as a result of an act of piracy against our vessels, or vessels we may acquire, or an increase in cost or unavailability of insurance for our vessels, or vessels we may acquire, could have a material adverse impact on our business, results of operations, cash flows, financial condition, and ability to pay dividends and may result in loss of revenues, increased costs, and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters. The above factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Increase in frequency of immigrant salvage operations in the Mediterranean and off North-West Africa could adversely affect our business.

In recent years, the number of immigrants attempting to cross the Mediterranean from North Africa to Europe in unseaworthy vessels has increased significantly. This has also become the case off North-West Africa. Many of the vessels are in such a poor condition that they capsize and sink, incur engine problems or are otherwise incapacitated en route to Europe. As a result, commercial ships may, if witnessing an immigrant vessel in distress, deviate from the task and course and conduct a salvage operation. Such salvage operation may prove costly in terms of time and resources spent and can thus prove a substantial cost for the commercial vessel and may pose risks to the safety of the crew, vessel and cargo. If we are not able to mitigate this potential exposure, and dependent on the number of such salvage operations which must be carried out in the future, this could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Rising fuel, or bunker, prices may adversely affect our profits.
Since we primarily employ our vessels in the spot market, we expect that fuel, or bunkers, will typically be the largest expense in our shipping operations for our vessels. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. While we believe that we can transfer increased cost to the customer and will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as but not limited to the conflicts between Russia and Ukraine, the armed conflict in Israel and Gaza, supply and demand for oil and gas, actions by OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

An economic slowdown or changes in the economic and political environment in the Asia-Pacific region could have a material adverse effect on our business, financial condition, and results of operations.
We anticipate a significant number of port calls made by our vessels will continue to involve the loading or discharging of cargo in ports in the Asia-Pacific region. As a result, any negative changes in economic conditions in any Asia-Pacific country, particularly in China, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. Over the last 10 years, China’s GDP growth has decreased from 7.8% in 2013 to approximately 2.0% in 2020 before rebounding to 8.1% in 2021 and settling at 3.0% in 2022. Although China’s GDP growth has been accelerating in 2023, with GDP growth at 5.2% as the economy continued to recover from the COVID-19 health crisis, there is a continuous threat of a Chinese financial crisis resulting from deteriorating real estate property values, excessive personal and corporate indebtedness and “trade wars.” In recent years, China and the United States have implemented certain increasingly protective measures with continuing tensions that started as tariffs and now include technology restrictions and additional export controls. Further increased geopolitical tensions in 2024 may intensify and impact trade flows, military conflict and product tanker flows in the future. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

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
The various requirements we might have to comply with are discussed throughout and include, but are not limited to:
•International requirements such as those from the International Maritime Organization, or IMO, like the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Ship and Port Facility Security Code, or the ISPS Code, and the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, or MARPOL, including the designation of Emission Control Areas, or ECAs, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, the Maritime Labor Convention 2006, or the MLC 2006, adopted by the International Labour Organization, or ILO, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention;

•United States, or U.S., requirements such as the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and those enforced by the U.S. Environmental Protection Agency, or the EPA, and the U.S. Coast Guard, or the USCG; and

•European Union, or EU, regulations regarding greenhouse gas emissions.
These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (in particular the European General Data Protection Regulation, enforceable as from May 25, 2018 and the EU-US Privacy Shield Framework, as adopted by the European Commission on July 12, 2016), labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the FCPA and other U.S. federal laws and regulations established by the office of Foreign Asset Control, local laws such as the United Kingdom Bribery Act or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers.

Compliance with such laws, regulations, and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels, or vessels we acquire, or resale prices or useful lives of our vessels or require reductions in capacity, vessel modifications, or operational changes or restrictions. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures, and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows, and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, or the suspension or termination of our operations. Failure to comply with these requirements could lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management team (“Senior Management Team”). Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators, and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. To avoid liability in those cases, parties may have to show they fall into an exception and took all reasonable precautionary steps to prevent a pollution incident. Thus, for remediation of environmental damage, the liability can include fines, penalties, criminal liability and costs for natural resource damages. In our case, these could harm our reputation with current or potential charterers of our product tankers.

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

We are subject to international safety, environmental and recycling regulations and requirements imposed by classification societies that can adversely affect our results of operations, cash flows and financial position.

The operation of our vessels, or vessels we acquire, is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners, ship managers, and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We expect that any vessels that we acquire in the future will be ISM Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, invalidate existing insurance, or decrease available insurance coverage for the affected vessels (and any available insurance coverage may be a higher cost) and may result in a denial of access to, or detention in, certain ports, including United States and European Union ports.

In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for Safety of Life at Sea. If a vessel does not maintain its class and/or fails any annual survey, intermediate survey, or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations and may breach one or more covenants in our loan agreements.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”), aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. In June 2023, the Hong Kong Convention was ratified by the required number of countries, and thus will enter into force in June 2025. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

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
Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2023, all our EU-flagged vessels met this weight specification. The European List presently includes eight facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

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
Several countries have announced a ban on using open-loop scrubbers in their ports and inland waters
To comply with IMO 2020 0.5% global sulfur cap, shipowners have different options: switching to low-sulfur fuels, burning distillates, using LNG or installing an exhaust gas cleaning system, commonly known as a scrubber, on board their vessels. Scrubbers are currently an accepted measure in complying with IMO 2020. Scrubbers can be designed either as “closed-loop” or “open-loop”. Open-loop scrubbers discharge the “cleaned” washwater into the ocean. We have opted to install hybrid-prepared open-loop scrubbers on board our vessels, which in the future can be refitted at further costs into a hybrid scrubber that can operate as both open and closed loops. It has been widely discussed whether scrubbers in general, and in particular open-loop scrubbers, represent an environmentally sound option. Some ports and regions, including Singapore, China, Malaysia, Germany, Kenya and certain states within the U.S., have already prohibited the discharge of washwater from open-loop scrubbers. Prior to investing in scrubbers, we evaluated scrubber economics, and the effects of local regulations have already been considered to only have a limited negative impact on the investment at this time. Further material restrictions on the use of open-loop scrubbers would likely result in vessels having to use low-sulfur fuel for longer periods, which in general comes at a higher cost compared to using closed-loop scrubbers.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions, including (i) decreasing the carbon intensity from ships through implementation of further phases of the Energy-Efficiency Design Index (" EEDI") for new ships; (ii) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (iii) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.

In July 2023, MEPC 80 adopted the “Revised Strategy – Reduction of GHG Emissions from Ships”, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero GHG fuels by 2030, as well as (i) reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and (ii) reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008. Furthermore, MEPC 80 has agreed on a level of ambitions relating to an alternative fuel target increase of zero or near-zero GHG emission technologies, fuels and/or energy sources to represent at least 5% (striving for 10%) of the aggregate energy used by international shipping by 2030.

The European Commission has proposed adding shipping to the Emission Trading Scheme (ETS) as of 2023 with a phase-in period. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the Emissions Trading System ("EU ETS") should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.
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
MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculated “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024. MEPC 80 approved a plan for reviewing the CII and EEXI regulations and guidelines, which must be completed at the latest by January 1, 2026.

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
In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.If not in compliance with certain key indicators, then we also face the risk of losing the ability to obtaining financing or re-financing with “green” or “sustainability” loans.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their Environmental, Social and Governance (“ESG”) policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices, especially as they relate to the environment health and safety, diversity, labor conditions and human rights in recent years, and have placed increasing importance on the implications and social cost of their investments. Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage such a company’s reputation or stock price, resulting in direct or indirect material and adverse effects on the company’s business and financial condition.

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
In accordance with IFRS, we review the carrying amounts of assets on a quarterly basis to determine any indication of impairment either due to a significant decline in market value or in the cash flows expected to be generated by the vessels. In case of such indication, the recoverable amounts of the assets are estimated as the higher of the net realizable value and the value in use in accordance with the requirements of applicable accounting standards. The value in use is the present value of the future cash flows expected to derive from an asset. For the purpose of assessing net realizable values, our Senior Management Team estimates the market values of the individual vessels, for which the most important parameters are the vessels’ tons deadweight, the shipyard they were built at and age. Our Senior Management Team uses internal as well as external sources of information, including two internationally recognized shipbrokers’ valuations.
Accordingly, the carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In 2023, the value of our product tanker fleet, based on independent broker values, increased by approximately 6% (when excluding vessels sold and/or acquired during 2023). As a result of further declines in charter rates or vessel values, we may in the future need to record impairment losses and loss from sale of vessels, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Please see the consolidated financial statements as of and for the year ended December 31, 2023 and the accompanying notes included herewith for details on the impact of changes in charter rates and other key assumptions.

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
Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities, global public health concerns and economic sanctions restrictions, which may affect the seaborne transportation industry and could adversely affect our business.
We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, including in Israel and Gaza, Ukraine, the South China Sea region and other geographic countries and areas, geopolitical events, terrorist or other attacks, war (or threatened war) and international hostilities. The response of the United States and others to terrorist attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Ukraine, the Middle East, including increased tensions between the U.S. and China, Russia, Iran and certain terrorist organizations, as well as the presence of U.S. or other armed forces in various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the conflicts between Russia and the Ukraine and in the Red Sea in connection with the recent Houthis attacks in the Suez Canal in connection with the recent conflicts between Israel and Hamas. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with effects on the tanker market, which has experienced volatility. The United States, United Kingdom and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil from Russia to the United States and the European Union’s and G7 countries’ price cap regime for seaborne Russian oil and petroleum products. The ongoing war could result in the imposition of further economic sanctions by the United States, the United Kingdom and the European Union against Russia, with uncertain impacts on the tanker market. The ongoing war could result in the imposition of further economic sanctions by the United States, the United Kingdom, and the European Union against Russia, with uncertain impacts on the tanker market. However, even though the likelihood (as well as timing) of reversal of sanctions is very uncertain, a potential removal of these sanctions could lead to a (partial) return of trade flows to the pre-sanction levels and thereby a lower demand for tankers, that could adversely affect our earnings. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation, and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or banking relationships may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

Similarly, the escalation of the recent geopolitical conflict in the Middle East and the related drone and missile attacks of commercial vessels in the important trade choke point of the Red Sea have led to a redirection of increasing number of vessels, sailing around the Cape of Good Hope instead of transiting the Suez Canal and Red Sea, increasing vessel sailing times and thereby demand for vessels. A solution to this conflict would remove the additional demand for vessels.

Beginning in February of 2022, President Biden and several European leaders also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which have continued to expand over the past year and which may adversely impact our business. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States, the EU and other countries have also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5,

2022 with respect to the maritime transport of crude oil and took effect on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false or insufficient may pose additional risks adversely affecting our business.

While Ukraine continued to deploy a number of counter-attacks in 2023 and as of December 2023 held important areas in ground operations, after over two years of fighting Russia still maintains a foothold in a number of key cities and areas. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of the current conflict between Israel and Hamas.

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
While none of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions and embargo laws during 2023, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may call at ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.
The applicable sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. The past few years have seen increased implementation of sanctions and embargoes imposed against trading with certain countries by in particular the United States, the European Union and the United Nations. Our operations are currently and may in the future become subject to various economic and trade sanctions.
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
As a result of Russia’s war against Ukraine and the war between Israel and Hamas, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant economic sanctions which may adversely affect our ability to operate in the region and also restrict parties whose cargo we carry.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2023, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in our reputation and the market for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Class A common shares may adversely affect the price at which our Class A common shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our Class A common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced tankers have been built since our vessels, which have an average age of 11 years as of December 31, 2023, were constructed and tankers with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows and financial condition.

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
We employ the majority of our vessels on spot voyage charters or short-term time charters and generate a significant portion of our revenue from the spot market. The spot charter market may fluctuate significantly based upon product tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. For example, over the past five years, quarterly MR rates expressed as an average time charter equivalent have ranged from a low of approximately $11,243/day to a high of approximately $45,029/day. During 2023, our product tanker fleet realized average spot TCE earnings of $37,124/day. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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
TORM has received two cargo claims, both relating to one of TORM’s customers having issued indemnities to allow TORM for discharge of cargoes, without the customer being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of bills of lading. Legal action has been initiated by TORM in the United Kingdom and in India against the customer and a number of individual owners and management representatives. During 2022, we settled one of the cargo claims and the proceedings are ongoing for the remaining cargo claim. Failure to recover damages for this claim could adversely affect our business although with an immaterial effect. TORM’s mitigation activities include, but are not limited to, credit assessment of all customers and contract clauses requiring documentation of the receiver stated in the bills of lading. TORM has adopted a policy that in some cases will require the customer to document that a discharge to a party - other than the receiver/consignee stated in the bill of lading - is in agreement with such receiver/consignee.
We are subject to certain risks with respect to our counterparties on our newbuilding construction contracts, and the failure of our counterparties to meet their obligations under our newbuilding contracts could cause us to suffer losses or otherwise adversely affect our business.

Timely delivery of the any newbuildings we may acquire in the future, are subject to our counterparties meeting their obligations. We are therefore exposed to the risk of failure, cost overruns, delayed delivery, technical problems, quality or engineering problems and other counterparty risks. A number of shipping construction companies have reportedly been experiencing financial challenges. Any such financial challenges may affect operations and the timely delivery of newbuildings. Furthermore, a cancellation due to financial difficulties or bankruptcy of the yard could imply that pre-delivery installments are not recovered or are recovered only after long arbitration that can last occasionally several years.
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
We currently derive substantially all of our revenues from a limited number of customers. During 2023, 20 customers accounted for approximately 73% of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.
As of December 31, 2023, TORM had available liquidity including undrawn committed facilities of $638.1 million, comprising of cash and cash equivalents including restricted cash of $295.6 million and undrawn committed credit facilities amounting to $342.5 million. Restricted cash was $30.1 million.

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
Our owned vessels had an average age of 10 years as of December 31, 2023. The recent introduction of eco-designs for vessels emphasizes that there is a continuous need for us to focus on cost optimizing measures to remain competitive, which may require us to more rapidly upgrade our product tanker fleet in the future. We may not be able to fund or secure additional financing to complete the acquisition of new or second-hand vessels required to renew and upgrade our product tanker fleet, which may lead to deterioration of our product tanker fleet’s performance.

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
Our vessels also undergo inspections with a view towards compliance under the Ship Inspection Report Programme (SIRE) and the United States Coast Guard requirements. During 2022, the Oil Companies International Marine Forum implemented a more comprehensive inspection process by introducing its Ship Inspection Report Program 2.0 (SIRE 2.0). This new program facilitates a risk-based approach assessing the safety and quality of a vessel and its crew on an ongoing basis. TORM allocates resources to implement the new standards and is well prepared for the more comprehensive requirements. However, this may cause TORM to experience a decline in tradability and lead to additional vessel inspections.

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
Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting as well as disclosure controls and procedures. Section 404(a) of the Sarbanes-Oxley Act requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Compliance with Section 404(a) requires substantial accounting expenses and significant management efforts. The costs of compliance with the foregoing requirement may have a material adverse effect on our future performance, results of operations, cash flows and financial condition. Additionally, Section 404(b) of the Sarbanes-Oxley Act requires the external auditor to attest to, and report on, our management’s assessment of our internal controls over financial reporting, which will increase the overall cost of compliance.

Failure to obtain or retain highly skilled personnel, including key executives, key employees or key consultants, could adversely affect our operations.

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
If we or our subsidiaries are not entitled to the exemption under Section 883 of the Code or under the terms of a U.S. income tax treaty for any taxable year, we and our subsidiaries would be subject to a 4% U.S. federal income tax on gross U.S. source shipping income for such taxable year. The imposition of this taxation could have a negative effect on our business and result in decreased earnings available for distribution to our shareholders. For example, if the benefits of Section 883 and the applicable U.S. income tax treaties were unavailable for our taxable year ended December 31, 2023, we estimate that our U.S. federal income tax liability for such taxable year would have increased by approximately $8.6 million, although our U.S. federal income tax liability for future taxable years would vary depending upon the amount of U.S. source shipping income that we earn in each such year. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation of the Company” for a more comprehensive discussion.

Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
TORM is currently subject to a tonnage tax scheme in Denmark. If our participation in the tonnage tax scheme is abandoned, or if our level of investments and activities is significantly reduced (e.g. from significant or fully disposal of the Danish owned fleet), we may have to pay, in part or in full, a non-current tax liability related to held over gains, which as of December 31, 2023 is $45.2 million.

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
Moreover, through our acquisition of Marine Exhaust Technology A/S, we are exposed to changes to Danish corporate tax regime.
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
Our ability to operate our business and service our customers is dependent on the continued operation of our information technology, or IT, systems, including our IT systems that relate to, among other things, the location, operation, maintenance, and employment of our vessels. Our IT systems may at any time be compromised by a malicious third party, man-made or natural events, or the intentional or inadvertent actions or inactions by our employees or third-party service providers. If our IT systems experience a breakdown, including as a result of cyberattacks, our business information may be lost, destroyed, disclosed, misappropriated, altered or accessed without consent, and our IT systems, or those of our service providers, may be disrupted.
Cybercrime attacks could at any time cause disclosure and destruction of business databases and could expose the Company to extortion by making business data temporarily unreadable or subject to threats of publicizing, selling or in other way exploiting the data. Further, as cyber threats are continually evolving, our controls and procedures may become inadequate, and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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
For additional information on our cybersecurity policies, please see "Item 16K. Cybersecurity."
Risks Relating to Our Indebtedness
We have a significant amount of financial debt and servicing our current or future indebtedness limits funds available for other corporate purposes.
As of December 31, 2023, we had interest-bearing debt, which includes mortgage debt and bank loans, finance lease liabilities net of loan receivables of $1,069.0 million and cash and cash equivalents including restricted cash of $295.6 million. Net debt totaled $773.4 million.

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
In January 2024, TORM issued five-year senior unsecured bonds of $200 million (the “Bonds”). The Bonds will carry a fixed coupon of 8.25%, payable semi-annually. The net proceeds from the issuance of the Bonds will be used to partly finance the acquisition of five of the eight LR2 eco vessels announced in November 2023, including full repayment of a bridge facility potentially partly drawn in connection with the acquisition, and for general corporate purposes. Each potential investor in the Bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should: (i) have sufficient knowledge and experience to make a meaningful evaluation of the Bonds; (ii) have access to and knowledge of the appropriate analytical tools to evaluate an investment in the Bonds; (iii) have sufficient financial resources and liquidity to bear the risks associated with investment in the Bonds; (iv) understand the terms of the Bonds and the behavior of the relevant financial markets; and (v) be able to evaluate possible scenarios for economic interest rate and other factors that may affect its investment. Our ability to make scheduled payments on or to refinance its obligations under the Bonds will depend upon our financial and operating performance, which in turn, will be subject to prevailing economic and competitive conditions and to financial and business factors, many of which may be beyond the Issuer's control.

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
As of December 31, 2023, we were in compliance with the financial covenants contained in our debt facilities.
Volatility of interest rate benchmarks under our financing agreements could affect our profitability, earnings and cash flow.

As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on the Secured Overnight Financing Rate ("SOFR"), movements in interest rates could negatively affect our financial performance.

In order to manage our exposure to interest rate fluctuations under SOFR or any other variable interest rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

Volatility in applicable interest rates among our financing agreements presents a number of risks to our business, including potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

Change of control and mandatory repayment provisions contained in certain of our debt facilities may lead to a foreclosure of our fleet.
The terms of certain of our debt facilities require us to repay the outstanding borrowings thereunder in full if there is a change of control, which would occur if: (i) Njord Luxco or any funds solely managed by Oaktree ceases to be able, through its appointees to the board of directors of the Company (the “Board of Directors”), to control our Board of Directors or ceases to own or control at least 33.34% of the maximum number of votes eligible to be cast at a general meeting, or (ii) another person or group of persons acting in concert gains direct or indirect control of more than 50% of the shares or otherwise has the power to cast more than 50% of the votes at a general meeting of the Company, appoint or remove the chairman of our Board of Directors or the majority of the members of our Board of Directors direct our operating and financial policies with which our directors are obliged to comply. Such change of control may occur as a result of either a sale of shares by Njord Luxco or by a share capital increase resulting in a dilution of Njord Luxco’s shareholding in the Company.

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
A large portion of our Class A common shares are beneficially held by a limited number of shareholders, including Njord Luxco, a company affiliated with Oaktree and its affiliates. Njord Luxco is our controlling shareholder. As of the date of this annual report and based on public fillings, Oaktree owns approximately 51,006,538 Class A common shares, or approximately 59.15% of our issued and outstanding Class A common shares, excluding treasury shares. One or a limited number of shareholders may have the ability, either acting alone or together as a group, to influence or determine the outcome of specific matters submitted to our shareholders for approval, including the election and removal of directors and amendments to the Articles of Association such as changes to our issued share capital or any merger or acquisition. Our Articles of Association contain certain restrictions on us undertaking certain actions unless the approval by certain of our directors and/or a particular majority of our shareholders is obtained. Such restrictions may hamper or impede our ability to take certain corporate actions in a timely manner or at all. Any changes to the composition of the Board of Directors may lead to material changes to our business going forward.

In its capacity as our controlling shareholder, Njord Luxco may also have interests that differ from those of other shareholders. In addition, Njord Luxco holds the Class C share, which has 350,000,000 votes at the general meetings on specified matters, including the election of members to the Board of Directors (including the Chairman but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. When the votes carried by the Class C share are combined with the votes carried by the Class A common shares, each held by Njord Luxco, such votes would represent approximately 91.93% of the votes that may be cast on resolutions on which the Class C share may vote.
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
Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our Articles of Association, applicable law and in accordance with loan agreements. We can only distribute dividends to shareholders out of funds legally available for such payments. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will be able to or decide to pay dividends to shareholders in the future. Pursuant to our distribution policy, we intend to distribute on a quarterly basis excess liquidity above a fixed threshold cash level as at the balance sheet day. For each quarter, the threshold cash level will be determined as the product of cash requirement per vessel and the number of owned and leased vessels in our fleet as at the balance sheet day. Excess liquidity is determined as our readily available liquidity less the threshold cash level. The readily available liquidity is defined as i) TORM’s cash balance at the last day of the quarter preceding the relevant distribution date excluding restricted cash, plus ii) undrawn amounts on TORM’s working capital facilities, minus iii) proceeds received from vessel sales, or additional proceeds from vessel refinancing, or securities offerings in the past 12 months earmarked for share repurchases, debt prepayment, vessel acquisitions, or general corporate purposes. The cash requirement per vessel has been fixed at: $1.8 million since September 30, 2022 ($1.5 million for June 30, 2022). Any changes to our dividend policy could adversely affect the market price of our common shares. For a description of the amended distribution policy approved by the Board of Directors on March 7, 2024, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Distribution Policy”.

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
Additional factors that could affect our ability to pay dividends include statutory and contractual limitations on the ability of our subsidiaries to pay dividends to us, including under current or future debt arrangements, economic conditions, including macroeconomic impacts on our business and financial condition, such as inflationary pressure, and other factors the Board of Directors may deem relevant.
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
The issuance by us of additional securities of equal or senior rank to existing securities may have the following effects:

•our existing shareholders’ proportionate ownership interest in us may decrease;
•the amount of cash available for dividends or interest payments may decrease;
•the relative voting strength of previously issued outstanding securities may be diminished; and
•the market price of our securities may decline.
In accordance with our remuneration policy, our Board of Directors has, as part of the long-term incentive program, granted certain members of our management and employees Restricted Share Units, or RSUs, in the form of restricted stock options. The RSUs aim at incentivizing the employees to seek to improve the performance of the Company and thereby our share price for the mutual benefit of themselves and our shareholders. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. The RSUs will vest over a three to five-year period from the grant date with an original exercise price for each Class A common share of DKK 53.5, 58.0 and 220.6, depending on the year that the RSUs were granted. In 2023, an additional incentive program was granted on similar terms as outlined above with an original strike price of $0.01. The exercise price on the RSUs may be and has been adjusted by the Board of Directors to reflect dividend payments made to shareholders. Assuming full vesting and exercise of RSUs outstanding as of December 31, 2023, this would result in the issuance of 4,417,688 additional Class A common shares representing approximately 5% of our issued and outstanding Class A common shares. Please see “Item 10. Additional Information-A. Share Capital-Restricted Share Units”.

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
As of the date of this annual report, our issued (and fully paid up) share capital is $907,293.41, which is represented by 90,729,339 Class A common shares (which includes 493,371 treasury shares), one Class B share and one Class C share. Issuances and sales of a substantial number of Class A common shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our Class A common shares. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Our shareholders may incur dilution from any future equity offering.

Risks Related to Being an English Company Listing Class A Common Shares
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware.
We are incorporated under the laws of England and Wales. The rights of holders of our Class A common shares are governed by English law, including the provisions of the U.K. Companies Act 2006, or the "U.K. Companies Act", and by our Articles of Association. These rights may differ in certain respects from the rights of shareholders in typical U.S. corporations organized in Delaware. The principal differences are set forth in “Description of Class A Common Shares” contained in Exhibit 2.4 to this report.
We are subject to the United Kingdom Bribery Act, the U.S. Foreign Corrupt Practices Act and potentially other anti-corruption laws that apply in the countries where we do business, as well as export control laws, customs laws, sanctions laws and other laws impacting our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.
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
While we maintain policies and procedures reasonably designed to ensure compliance with applicable anti-corruption laws and Trade Control Laws, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws (including the Bribery Act or the FCPA) or other legal requirements, including Trade Control Laws. If we are not in compliance with the Bribery Act, the FCPA and/or other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions, remedial measures and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery

Act, the FCPA, other anti-corruption laws or Trade Control Laws by the United Kingdom, the U.S. or other authorities could also have a material adverse impact on our reputation, our future performance, results of operations, cash flows and financial position.
U.S. investors may have difficulty enforcing civil liabilities against the Company, our directors or members of our Senior Management Team and the experts named in the Company's annual report.
We are incorporated under the laws of England and Wales. Several of our directors reside outside the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to serve legal process on us or our directors or have any of them appear in a U.S. court. The United States and the United Kingdom do not currently have a treaty providing for the recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The enforceability of any judgment of a U.S. federal or state court in England will depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether an English court would recognize the basis on which a U.S. court had purported to exercise jurisdiction over a defendant). In this context, there is doubt as to the enforceability in England of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the England. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it did not seek to compensate the claimant for loss or damage suffered and was intended to punish the defendant.
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
Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in England or in actions instituted in England to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts might be successful only if the English court confirms the jurisdiction of the U.S. court and is satisfied that:
•the effect of the enforcement judgment is not manifestly incompatible with English public policy or natural justice;
•the judgment was not obtained on the basis of fraud;
•the judgment did not violate the human rights of the defendant;
•the judgment is final and conclusive;
•the judgment is not incompatible with a judgment rendered in England or with a subsequent judgment rendered abroad that might be enforced in England;
•a claim was not filed outside England after the same claim was filed in England, while the claim filed in England is still pending;
•the judgment was not obtained on the basis of fraud;
•the English courts did not have jurisdiction to rule on the matter; and
•the judgment submitted to the English court is authentic;
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
The U.K. City Code on Takeovers and Mergers, (the "Takeover Code"), applies to the Company. If at the time of a takeover offer the Takeover Code still applies, we would be subject to a number of rules and restrictions, including - but not limited to - the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders.
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
Following a national referendum and enactment of legislation by the U.K. government, the U.K. formally withdrew from the European Union on January 31, 2020 (“Brexit”), and following a transition period, the U.K. and the European Union (the "EU") entered into a U.K.-EU Trade and Cooperation Agreement (the “Withdrawal Agreement”) on December 30, 2020, to govern their future relationship. Significant political and economic uncertainty remains concerning the implementation of the Withdrawal Agreement, and this may have a significant adverse effect on global economic conditions and the stability of global financial markets. These developments and uncertainties have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. The United Kingdom’s exit from the EU could to some extent change the regulatory and tax framework applicable to the Company. The withdrawal of the United Kingdom from the EU may lead to a downturn across the European economies, and there is a risk that other countries in the European Union will look to hold referendums on whether to stay in or leave the EU. While there has been no significant impact on the Company through March 2024, it is too early to anticipate what any future law, regulatory and market developments and impacts might be. Therefore, TORM considers that the potential effects of Brexit could have unpredictable consequences for financial markets and may adversely affect our future performance, results of operations, cash flows and financial position.

Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations. Furthermore, asset valuations and credit ratings may be particularly subject to increased market volatility. Any of these factors could have a significant adverse effect on our business, financial condition, results of operations, and prospects.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

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
Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the OECD two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

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
ITEM 4. INFORMATION ON THE COMPANY
A.    History and Development of the Company
The Company was founded as TORM A/S in 1889 by Captain Ditlev E. Torm and Christian Schmiegelow. Within the first ten years, the fleet of TORM A/S consisted of four vessels, and in 1905 TORM A/S became listed on the Copenhagen Stock Exchange. In connection with the Redomiciliation in 2016, TORM A/S became a wholly-owned subsidiary of TORM plc. As of the date of this annual report, we operate a fleet of 86 owned or chartered-in vessels and our Class A common shares are listed on both Nasdaq Copenhagen and Nasdaq New York under the symbols “TRMD A” and “TRMD,” respectively.
TORM plc is a public limited company incorporated under the laws of England and Wales on October 12, 2015 under the name Anchor Admiral Limited with company number 09818726. Anchor Admiral Limited was renamed TORM Limited on November 26, 2015, and TORM Limited was renamed TORM plc on January 20, 2016. TORM plc’s registered office is at Office 105 | 20 St Dunstan’s Hill London, EC3R 8HL, United Kingdom. Our telephone number at this address is +44 203 795 2794. Our main commercial and technical activities are managed out of our office at Tuborg Havnevej 18, DK-DK-2900 Hellerup, Denmark. Our telephone number at that address is +45 39 17 92 00. We also have eight offices located in Mumbai (India), New Delhi (India), Manila (Philippines), Cebu (Philippines), Singapore (Singapore), Houston (Texas, USA), Wilmington (Delaware, USA) and Dubai (United Arab Emirates). Our website is www.torm.com. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report.
We are one of the world’s largest carriers of refined oil products. Our activities are primarily the transportation of clean petroleum products, such as gasoline, jet fuel, kerosene, naphtha and gas oil, and occasionally dirty petroleum products, such as fuel oil. We are active in all larger vessel classes of the product tanker market from Medium Range (MR) to Long Range 2 (LR2) tankers. For an overview of the specifications of our fleet, reference is made to “TORM Fleet development” on page 70 of our Annual Report 2023. See “Item 4. Information on the Company-B. Business Overview.”
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
Dividends
On March 16, 2023, the Board of Directors approved a dividend of $2.59 per share, with a total dividend payment of approximately $214.0 million in line with our distribution policy. The dividend payment was made on April 5, 2023, to shareholders of record as of March 27, 2023, with the ex-dividend date on March 24, 2023. The dividend payment has not been recognized as a liability and there are no tax consequences.

On May 11, 2023, the Board of Directors approved a dividend of $1.46 per share, with a total dividend payment of approximately $122.5 million in line with our distribution policy. The dividend payment was made on June 6, 2023, to shareholders of record as of May 23, 2023, with the ex-dividend date on May 22, 2023. The dividend payment has not been recognized as a liability and there are no tax consequences.

On August 17, 2023, the Board of Directors approved a dividend of $1.50 per share, with a total dividend payment of approximately $126.6 million in line with our distribution policy. The dividend payment was made on September 12, 2023, to shareholders of record as of August 29, 2023, with the ex-dividend date on August 28, 2023. The dividend payment has not been recognized as a liability and there are no tax consequences.

On November 9, 2023, the Board of Directors approved a dividend of $1.46 per share, with a total dividend payment of approximately $123.2 million in line with our distribution policy. The dividend payment was made on December 5, 2023, to shareholders of record as of November 22, 2023, with the ex-dividend date on November 21, 2023. The dividend payment has not been recognized as a liability and there are no tax consequences.

Please see "Item 8. Financial Information — A. Consolidated Statements and other Financial Information — Distribution Policy" for a description of our distribution policy.

Recent Developments

In January 2024, TORM delivered the two LR1 vessels TORM Signe and TORM Sofia and the MR vessel TORM Loke, all of which were held for sale at 31 December 2023, to the new owners.
In January 2024, TORM took delivery of the remaining two of four purchased 2015 and 2016-built MR eco product tanker vessels in a partly share-based transaction previously disclosed in the quarterly report for the third quarter of 2023.
In January 2024, TORM took delivery of five of the eight 2010 to 2012-built LR2 eco vessels in a partly share-based transaction previously disclosed in the quarterly report for the third quarter of 2023. Two of the remaining three vessels are expected to be delivered during the end of March 2024 and one in the beginning of April 2024.
In January 2024, TORM entered into an agreement to purchase one 2011-built LR2 eco vessel for a total consideration of USD 51.5m, with a cash consideration of USD 30.9m and the issuance of approximately 570,000 shares. The vessel is expected to be delivered mid March 2024. The purchase price is subject to certain adjustments that will be impacted by TORM’s share price development and the vessels’ delivery schedules. For a description of our vessel acquisitions and dispositions after December 31, 2023, please see “Item 4. — B. Business Overview — Fleet Development” and for a description of our share capital increases after December 31, 2023, please see “Item 10. Additional Information –A. Share Capital.”
As announced on January 11, 2024, TORM issued five-year senior unsecured bonds of $200 million. The Bonds will carry a fixed coupon of 8.25%, payable semi-annually. The net proceeds from the bond issue will be used to part finance the acquisition of five of the eight LR2 eco vessels announced in November 2023, including full cancellation of the Syndicated Bridge to Bond Facility. Please see “Item 4. Information of the Company-B. Business Overview-Fleet Development” for more information regarding the acquisition of the eight LR2 product tankers.

In February 2024, TORM signed a facility agreement of USD 93m with Hamburg Commercial Bank to finance three of the eight LR2 eco vessels announced in November 2023.
On March 7, 2024, TORM amended the distribution policy with effect from the first quarter of 2024. For more information, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Distribution Policy”.

On March 07, 2024, our Board of Directors decided to recommend to the Annual General Meeting to approve a dividend of USD 1.36 per share, with a total dividend payment of approximately 126.3m. The distribution is in line with TORM’s Distribution Policy for 2023 with a cash position of USD 295.6m, working capital facilities of USD 124.9m, restricted cash of USD 30.1m, earmarked proceeds of USD 111.7m, and a cash position related to Marine Exhaust Technology A/S of USD 4.9m. Cash reservation per vessel is USD 1.8m for 82 vessels, USD 147.6m in total.The dividend payment is expected to be on April 24, 2024, to shareholders on record as of April 16, 2024, with the ex-dividend date on April 15, 2024. The dividend payment will not be recognized as a liability and there are no tax consequences.

B. Business Overview
For further information on environmental, social and governance issues, reference is made to pages 23 - 62 of the Annual Report 2023 and TORM’s separate Responsibility Report that can be found on our webpage www.torm.com. None of the information contained on this website is incorporated into or forms a part of this annual report.
Our Fleet
The following table sets forth summary information regarding our fleet of owned product tankers, including the vessels that we charter in as of the date of end of 2023.

Vessel Name	Type	DWT	Year Built	Ownership	Shipyard(1)

TORM HANNAH	LR2	109,999	2016	Leased (7)	GSI Nansha
TORM HELLERUP	LR2	114,000	2018	Leased (3)	GSI Nansha
TORM HELENE	LR2	114,000	2021	Leased (5)	GSI Nansha
TORM HERMIA	LR2	114,000	2018	Owned	GSI Nansha
TORM HERDIS	LR2	114,000	2018	Leased (3)	GSI Nansha
TORM HILDE	LR2	114,000	2018	Owned	GSI Nansha
TORM HOUSTON	LR2	114,000	2022	Leased (6)	GSI Nansha
TORM KIARA	LR2	114,445	2015	Leased (3)	Hyundai
TORM KIRSTEN	LR2	114,445	2015	Owned	Hyundai
TORM KRISTINA	LR2	114,323	2015	Owned	Hyundai
TORM MAREN	LR2	109,672	2008	Owned	Dalian Shipbuilding
TORM MATHILDE	LR2	109,672	2008	Owned	Dalian Shipbuilding

TORM SIGNE	LR1	72,718	2005	Owned	Samsung HI
TORM SOFIA	LR1	72,660	2005	Owned	Samsung HI
TORM VENTURE	LR1	73,700	2007	Owned	New Century SB
TORM ELISE	LR1	75,000	2020	Owned	GSI Nansha
TORM ELIZABETH	LR1	75,000	2020	Owned	GSI Nansha
TORM EVELYN	LR1	74,606	2011	Leased (4)	Hyundai Mipo
TORM EVOLVE	LR1	74,554	2011	Leased (4)	Hyundai Mipo
TORM EVA	LR1	74,552	2011	Leased (4)	Hyundai Mipo
TORM EMMA	LR1	75,000	2012	Leased (5)	STX SB
TORM EMILIE	LR1	75,013	2013	Leased (5)	STX SB
TORM INTEGRITY	LR1	73,800	2013	Leased (5)	New Times SB
TORM INNOVATION	LR1	73,847	2013	Leased (5)	New Times SB

TORM ADVENTURER	MR	46,042	2007	Owned	Brod. Trogir
TORM AGNES	MR	49,999	2011	Leased (3)	GSI Liwan
TORM AGNETE	MR	49,999	2010	Leased (3)	GSI Liwan
TORM ALEXANDRA	MR	49,999	2010	Leased (2)	GSI Liwan
TORM ALICE	MR	49,999	2010	Leased (2)	GSI Liwan
TORM ALLEGRO	MR	46,184	2012	Owned	Brod. Trogir
TORM ALMENA	MR	49,999	2010	Leased (3)	GSI Liwan
TORM AMALIE	MR	49,999	2011	Leased (3)	GSI Liwan
TORM AMORINA	MR	46,184	2012	Owned	Brod. Trogir
TORM ANABEL	MR	49,999	2012	Leased (5)	GSI Liwan
TORM ARAWA	MR	49,999	2012	Leased (5)	GSI Liwan
TORM ASLAUG	MR	49,999	2010	Leased (3)	GSI Liwan
TORM ASTRID	MR	49,999	2012	Leased (6)	GSI Liwan
TORM ATLANTIC	MR	49,999	2010	Leased (3)	GSI Liwan
TORM AUSTRALIA	MR	51,737	2011	Owned	Hyundai Mipo
TORM CAVATINA	MR	46,200	2010	Owned	Brod. Trogir

Vessel Name	Type	DWT	Year Built	Ownership	Shipyard(1)
TORM CORRIDO	MR	46,156	2011	Owned	Brod. Trogir
TORM DISCOVERER	MR	45,012	2008	Owned	Brod. Trogir
TORM ERIC	MR	51,266	2006	Owned	STX SB
TORM HELVIG	MR	46,187	2005	Owned	STX SB (Jinhae)
TORM INDIA	MR	49,999	2010	Owned	Hyundai Mipo
TORM LAURA	MR	49,999	2008	Owned	GSI Liwan
TORM LEADER	MR	46,070	2009	Owned	Brod. Trogir
TORM LENE	MR	49,999	2008	Owned	GSI Liwan
TORM LILLY	MR	49,999	2009	Owned	GSI Liwan
TORM LOKE	MR	51,372	2007	Owned	SLS Shipbuilding
TORM LOTTE	MR	49,999	2009	Owned	GSI Liwan
TORM LOUISE	MR	49,999	2009	Owned	GSI Liwan
TORM MALAYSIA	MR	51,737	2011	Owned	Hyundai Mipo
TORM NEW ZEALAND	MR	51,737	2011	Owned	Hyundai Mipo
TORM BIRGITTE	MR	49,995	2013	Owned	STX SB
TORM BELIS	MR	49,995	2013	Owned	STX SB
TORM BEATRICE	MR	49,995	2013	Owned	STX SB
TORM PHILIPPINES	MR	49,999	2010	Owned	Hyundai Mipo
TORM PLATTE	MR	46,959	2006	Owned	Hyundai Mipo
TORM RAGNHILD	MR	46,187	2005	Owned	STX SB (Jinhae)
TORM REPUBLICAN	MR	46,955	2006	Owned	Hyundai Mipo
TORM RESILIENCE	MR	49,999	2005	Owned	STX SB (Jinhae)
TORM SINGAPORE	MR	51,737	2011	Owned	Hyundai Mipo
TORM SOLUTION	MR	49,999	2019	Owned	GSI Nansha
TORM SOVEREIGN	MR	49,999	2017	Owned	Hyundai Mipo
TORM SPLENDID	MR	49,999	2020	Owned	GSI Nansha
TORM STELLAR	MR	49,999	2020	Owned	GSI Nansha
TORM STRENGTH	MR	49,999	2019	Owned	GSI Nansha
TORM STRONG	MR	49,999	2019	Owned	GSI Nansha
TORM SUBLIME	MR	49,999	2019	Owned	GSI Nansha
TORM SUCCESS	MR	49,999	2019	Owned	GSI Nansha
TORM SUPREME	MR	49,999	2017	Owned	Hyundai Mipo
TORM THAMES	MR	47,036	2005	Owned	Hyundai Mipo
TORM THOR	MR	49,842	2015	Owned	Sungdong SB
TORM THUNDER	MR	49,842	2015	Owned	Sungdong SB
TORM TIMOTHY	MR	49,842	2015	Owned	Sungdong SB
TORM TITAN	MR	49,842	2016	Owned	Sungdong SB
TORM TORINO	MR	49,842	2016	Owned	Sungdong SB
TORM TROILUS	MR	49,842	2016	Owned	Sungdong SB
TORM VOYAGER	MR	45,916	2008	Owned	Brod. Trogir
TORM DAGMAR	MR	49,999	2015	Owned	Hyundai Mipo
TORM DIANA	MR	49,999	2016	Owned	Hyundai Mipo
(1) As used in this annual report, Hyundai refers to Hyundai Heavy Industries Co. Ltd., South Korea; Dalian Shipbuilding refers to Dalian Shipbuilding Industry Co. Ltd., China; New Century SB refers to New Century Shipbuilding Co. Ltd., China; STX SB refers to STX Offshore and Shipbuilding Co. Ltd., South Korea; Hyundai Mipo refers to Hyundai Mipo Dockyard Co. Ltd., South Korea; SLS Shipbuilding refers to SLS Shipbuilding Co. Ltd. Tongyeong, South Korea; GSI refers to Guangzhou Shipyard International Co., Ltd, China (either Nansha or Liwan); Samsung HI refers to Samsung Heavy Industries Co Ltd. South Korea; Brod. Trogir refers to Brodotrogir Shipyard Trogir, Croatia; Sungdong SB refers to Sungdong Shipbuilding & Marine Engineering Co. Ltd., South Korea; STX SB (Jinhae) refers to STX Shipbuilding Co., Ltd., South Korea; and New Times SB refers to New Times Shipbuilding Co., Ltd., China.

(2) Vessels were sold and leased back on bareboat charter with contract expirations in 2026. We have a purchase option for the individual vessels. No sales were recorded under IFRS and hence the vessels have not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.

(3) Vessels were sold and leased back on bareboat charter with a contract expiration in 2029. We have a purchase obligation for the individual vessels. No sales were recorded under IFRS and hence the vessels have not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.
(4) Vessels was sold and leased back on bareboat charter with a contract expiration in 2030. We have a purchase obligation for the vessels. No sale was recorded under IFRS and hence the vessel has not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.
(5) Vessels was sold and leased back on bareboat charter with a contract expiration in 2031. We have a purchase obligation for the vessels. No sale was recorded under IFRS and hence the vessel has not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.
(6) Vessel was sold and leased back on bareboat charter with a contract expiration in 2032. We have a purchase option for the individual vessel. No sale was recorded under IFRS and hence the vessel has not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.
(7) Vessel was sold and leased back on bareboat charter with a contract expiration in 2033. We have a purchase option for the individual vessel. No sale was recorded under IFRS and hence the vessel has not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.
Fleet Development
Vessel Acquisitions
On March 16, 2023, we entered into an agreement to purchase three 2013-built MR eco product tanker vessels for a total cash consideration of $48.5 million and the issuance of 1.42 million Class A common shares. The three MR vessels, TORM Beatrice, TORM Birgitte and TORM Belis which were all built at a "tier 1" Korean yard, have fuel-efficient eco vessel specifications and were delivered to us on May 15, 2023, May 16, 2023 and June 5, 2023, respectively. The cash portion of the consideration was financed through traditional bank financing, and in connection with each of the three deliveries, we issued one third of the total share issuance, corresponding to 50% of the total consideration.

During January 2023, we entered into two agreements to acquire seven 2011 - 2013 LR1 vessels a total cash consideration of $233.0 million. All vessels are built at well-known Korean and Chinese shipyards and were financed by sale and leaseback agreements with a Chinese financial institution. During the first quarter of 2023, we took delivery of five LR1 vessels, TORM Emilie (February 22, 2023), TORM Eva (March 3, 2023), TORM Integrity (March 21, 2023), TORM Innovation (March 24, 2023) and TORM Emma (March 28, 2023), and during the second quarter of 2023, we took delivery of TORM Evelyn (April 19, 2023) and TORM Evolve (May 4, 2023).

On November 9, 2023, we announced the acquisition of eight eco LR2 vessels built in 2010-2012 for a total cash consideration of $399 million, consisting of cash consideration of $239 million and the issuance of approximately 5.5 million shares. We took delivery of five of the eight LR2 vessels: TORM Gwendolyn (January 3, 2024), TORM Gabriella (January 8, 2024), TORM Gwyneth (January 11, 2024) and TORM Ganga (January 22, 2024) and TORM Gitte (January 22, 2024). Of the remaining three vessels, two vessels will be delivered in March 2024 and one vessel will be delivered in April 2024.

During the fourth quarter of 2023, we entered into an agreement for four 2015-2016 MR eco product tanker vessels for a total cash consideration of $75.0 million and the issuance of 2.68 million common shares. We took delivery of each of the four MR eco product tanker vessels: TORM Diana (November 27, 2023), TORM Dagmar (December 13, 2023), TORM Denise (January 3, 2024) and TORM Danica (January 5, 2024).

In January 2024, TORM entered into an agreement to purchase one 2011-built LR2 eco vessel for a total cash consideration of $51.5 million consisting of cash consideration of $30.9 million and the issuance of approximately 570,000 shares. The vessel will be delivered in March, 2024. The purchase price is subject to certain adjustments that will be impacted by TORM’s share price development and the vessels’ delivery schedules.

Previous years

On August 9, 2022, we took delivery of TORM Hannah, a secondhand LR2 vessel, that we purchased during the second quarter ended June 30, 2022. TORM Hannah was financed by a sale and leaseback agreement.
As previously disclosed, in the fourth quarter of 2021, we took delivery of TORM Helene, the first one of two LR2 vessels from our newbuilding program announced during the first quarter of 2021. The last LR2 newbuilding, TORM Houston, was delivered in January 2022.
In 2021, we acquired from Team Tankers Deep Sea Ltd. eight 2007-2012 built MR product tanker vessels, Team Corrido, Team Amorina, Team Cavatina, Team Adventurer, Team Discoverer, Team Voyager, Team Leader and Team Allegro for a total consideration of $138 million. These vessels were delivered in the second quarter and third quarter of 2021. We also acquired three 2015-built scrubber-fitted and fuel efficient LR2 vessels, Nissos Schinoussa, TORM Kiara (previously named Nissos Heraclea) and Nissos Therassia for a total consideration of $120.8 million. These vessels were delivered in the second and third quarters of 2021. In the first quarter of 2020, we agreed to acquire two LR2 newbuildings. In the fourth quarter of 2021, we took delivery of one LR2 newbuilding, and in the first quarter of 2022, we took delivery of the last LR2 newbuilding as well. In the first quarter of 2021, we took delivery of TORM Philippines, a 2010-built deepwell MR vessel, for a total consideration of $16 million, and $14 million of the purchase price was financed through an additional draw down of our existing facility with Danmark Skibskredit A/S ("DSF") and the remaining was financed through working capital.
Vessel Dispositions
During the second quarter of 2023, we sold one MR vessel, TORM Sara, that was delivered to its new owner on May 22, 2023.

During the third quarter of 2023, we sold one MR vessel, TORM Freya, that was delivered to its new owner on August 21, 2023 and two LR1 vessels, TORM Estrid and TORM Ismini, that were delivered to their new owners on November 1, 2023 and November 9, 2023, respectively.

During the fourth quarter of 2023, we sold one LR2 vessel, TORM Marina, that was delivered to its new owner on November 23, 2023, and we sold three MR vessels, TORM Kansas, TORM Thyra, and TORM Hardrada, that were delivered to their new owners on December 4, 2023, December 11, 2023 and December 27, 2023, respectively.

During the fourth quarter of 2023, we sold two LR1 vessels, TORM Signe and TORM Sofia, that were delivered to their new owners on January 8, 2024 and January 9, 2024, respectively, as well as one MR vessel, TORM Loke, which was delivered to its new owner on January 5, 2024.

For a description of recent acquisitions and dispositions, please see “Item 4. — A. History and Development of the Company — Recent Developments.”

Previous years

During the fourth quarter of 2021, we completed the sale and leaseback of eight of the planned nine refinancings of existing MR vessels built from 2010 to 2012 with a Chinese financial institution. In the first quarter of 2022, we completed the sale and leaseback transaction of the last of the nine MR vessels.

TORM divested eight of the oldest vessels in our fleet from the fourth quarter of 2021 until the end of the third quarter of 2022. Of these eight, we entered into agreements to sell seven of our vessels with an average age of approximately 18 years for a total consideration of $88 million. As a result of this sale, we have fully exited the Handysize segment. In the second quarter of 2022, TORM delivered four vessels including TORM Emilie, an LR1 vessel sold in December 2021, TORM Tevere (Handysize vessel), TORM Gudrun (LR2 vessel) and TORM Horizon (MR vessel). In the third quarter of 2022, TORM delivered the remaining four previously sold vessels including TORM Gyda (our last Handysize vessel), TORM Valborg (LR2 vessel), TORM Ingeborg (LR2 vessel) and TORM Moselle (MR vessel).

In 2021, we entered into agreements to sell a total of two vessels: the MR vessel TORM Carina (built in 2003) for at total consideration of $10 million and the LR1 TORM Emilie (built in 2004) for $13 million.
Scrubber Investments

As of December 31, 2023, we successfully installed scrubbers on 67 of our vessels before March 7, 2024 we completed one additional installation. Upon completion, 81 vessels are expected to be fitted with scrubbers before the end of 2024, with the remaining vessels continuing to use compliant fuels with 0.5% sulfur content.
Sale and Leaseback Transactions
We took delivery of five LR1 vessels built in 2011-2013 (TORM Emilie, TORM Eva, TORM Integrity, TORM Innovation and TORM Emma) in the first quarter of 2023 and further two LR1 vessels built in 2011, TORM Evelyn and TORM Evolve, in the second quarter of 2023 financed by sale and leaseback financing transactions which included purchase options during the lease period.
Previous years

In the third quarter of 2022, we took delivery of the second-hand LR2 vessel, TORM Hannah, purchased in the second quarter of 2022 and subsequently entered into a sale and leaseback financing transaction which included purchase options during the lease period.

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
Time Charter agreements

During the third quarter of 2023, we entered into two 2-year time charter-out contracts for two LR2 vessels at a rate of $43,000 per day.

For information about our financing agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Financing Agreements”.
Employment of Our Product Tanker Fleet
Our current strategy is to employ our vessels worldwide primarily in the spot market. We believe that this will enable us to take advantage of potential increases in product tanker hire rates in the near term. We may seek to employ some of our vessels on longer-term time charter contracts, if customer needs and expected returns make this more attractive. Employing vessels on longer-term contracts may provide us with the benefits of stable cash flows and high utilization rates. In addition, from time to time, we may employ our vessels on shorter-term charters and under COAs and we may enter into forward freight agreements. Reference is made to the Glossary on page 219 of the Annual Report 2023 for the definitions of Spot Market, Time Charter, COA and Bareboat Charter.
Coverage
For information on the coverage of our Fleet, including the definitions of certain key terms related to the coverage of our Fleet, reference is made to “Market Drivers and Outlook” on page 66 - 67 of the Annual Report 2023 and to the Glossary on page 219 of the Annual Report 2023.
Management of Our Fleet
For information on management of our fleet, reference is made to “Business Model and Strategic Choices” on pages 9 - 21 of the Annual Report 2023.

Customers
Tanker

We generate revenue by charging customers for the transportation of primarily refined oil products and occasionally crude oil. Many of our largest customers in the product tanker (“Tanker”) segment are companies operating in the oil industry such as major oil companies, state-owned oil companies and international trading houses. The Tanker segment is comprised of TORM’s LR1, LR2 and MR vessels, which are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. Since the disposal of the TORM’s last two Handysize vessels, in 2022, the Tanker segment excludes Handysize vessels. All vessels in the Tanker segment can handle multiple sizes of refined oil cargos and sail all seas and oceans, over both short and long distances. Given the technical specifications and capacity of the vessels, the Tanker segment is relatively homogenous with a very high degree of interoperability.

Marine Exhaust

On September 1, 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S for a cash consideration of $ 2.0 million and thereby obtaining a controlling interest in its joint venture entity Marine Exhaust Technology Ltd in Hong Kong. As such, TORM provides services in the marine exhaust ("Marine Exhaust”) segment which consist of developing and producing advanced green marine equipment. Some of TORM’s contracts with customers relate to the sale of marine exhaust equipment with installation services. Customers obtain control of the marine exhaust equipment with installation services when the goods are delivered to the customer, they have completed commissioning and delivery has been accepted by the customers. When without installation services, customers obtain control of the marine exhaust equipment when the goods are delivered to and have been accepted by the customers.

Customer Concentration
During 2023, our 20 largest customers accounted for approximately 71% of our total revenue, of which one customer accounted for 8% of the Company’s revenue. No customer in the tanker segment accounted for more than 10% of our total revenues.
Our Business Strategy
For information on our business strategy, reference is made to “Business Model and Strategic Choices” on pages 9 - 21 of the Annual Report 2023.
The Product Tanker Industry
For information on the product tanker industry, reference is made to “Market Review” on pages 64 - 65 of the Annual Report 2023. For information on the risks associated with operating within the product tanker market, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Our Industry.”
Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels and other vessels we may acquire may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expenses, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels (and other vessels we may acquire) to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor masters or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels and other vessels we may acquire. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of the vessels in our product tanker fleet or lead to the invalidation or reduction of our insurance coverage. We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the recycling of older vessels throughout the industry. Each of our vessels is inspected by a surveyor of the classification society once every year within the window period for the annual survey, every two to three years for intermediate survey and every four to five years for special surveys. Should any defects be found, the classification surveyor generally issues a notation or recommendation for appropriate repairs, which have to be made by the shipowner within the time limit effected. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater parts of the vessel and for necessary repair stemming from the inspection. Special surveys frequently require dry-docking.

Increasing environmental concerns have created a demand for product tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels and other vessels we may acquire that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national, and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations, and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels and other vessels we may acquire. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization
The IMO is a specialized agency of the United Nations responsible for setting global standards for the safety, security and environmental performance of vessels engaged in international shipping. The IMO’s primary objective is to create a regulatory framework for the shipping industry that is fair and effective, and universally adopted and implemented. The IMO has adopted several international conventions that regulate the international shipping industry, including, but not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984 and 1992, and amended in 2000, or the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”) and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, the handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk and LNG carriers as well as oil tankers, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. CAS is not applicable to our vessels. In January 2023, amendments to the ESP Code relating to thickness measurements at the first renewal survey of double hull oil tankers became effective. For ships older than 15 years, we carry our voluntary CAP (Condition Assessment program) rating along with ESP. We may need to make certain financial expenditures to maintain CAP Rating.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Fuels with higher sulfur content than required by Reg. 14 of Annex VI can still be delivered to a ship, provided the ship uses equivalent measures, such as scrubbers, pursuant to Regulation 4. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur additional costs, which cannot be reasonably estimated.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other certain areas including areas in China that are subject to local regulations also impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, ships of 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships that fall under the new CII regime will have to have a CII rating of C or above from 2023 in order to be compliant. Ships that have a CII rating of D for three consecutive years or E for one year are required to submit a corrective action plan, to show how the required index (C or above) would be achieved or else they will be deemed non-compliant. The EEXI and CII certification requirements came into effect on January 1, 2023.

Additionally, MEPC 76 adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (or HFO) by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition becomes effective on or after July 1, 2029. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state (or recognized organization on behalf of the flag administration), under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels as required by the IMO. The document of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, and from July 1, 2016 with respect to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards). All our vessels comply with these requirements as applicable.

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
The IMO has also adopted STCW. As of February 2017, all seafarers are required to meet the STCW standards and to be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance, and to conduct ISM audits.

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
Furthermore, recent actions by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time.
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
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed, and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM

Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2023, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved the Convention Review Plan under the experience‑building phase associated with the BWM Convention, including the list of priority issues to be considered in the convention review stage. This will guide the comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted.

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
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (the “CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC, where the spill is caused by the shipowner’s actual fault, and under the 1992 Protocol, where the spill is caused by the shipowner’s intentional or reckless act or omission, where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager, or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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
Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention,” which entered into force on September 17, 2008 and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

In June 2021, MEPC 76 adopted amendments to the Anti-fouling Convention to include controls on the biocide cybutryne; ships may not apply cybutryne or re-apply anti-fouling systems containing that substance. In addition, ships are required to remove or apply a coating to anti-fouling systems with cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e., with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments entered into force on January 1, 2023.

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
Compliance Enforcement
Non-compliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities (and other authorities in a number of countries) have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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
(i)injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property or natural resources;
(iv)loss of subsistence use of natural resources that are injured, destroyed or lost;
(v)lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
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

CERCLA contains a similar liability regime related to hazardous substances (which include petroleum products that are contaminated with hazardous substances) whereby owners and operators of vessels are liable for clean-up, removal and remedial costs as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released a final Well Control Rule, effective July 15, 2019 which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels and other vessels we may acquire could negatively impact the cost of our operations and adversely affect our business.

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
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. In April 2020, the EPA and Department of the Army published the Navigable Waters Protection Rule to finalize a revised WOTUS definition, which rule became effective in June 2020. However, in light of a court order issued by the U.S. District Court for the District of Arizona on August 30, 2021, the EPA and U.S.

Army Corps of Engineers are interpreting WOTUS consistent with the pre-2015 regulatory regime. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the final revised WOTUS rule, which was published on January 18, 2023 and became effective on March 20, 2023. The revised WOTUS rule replaces the 2020 Navigable Waters Protection Rule and generally reflects an expansion of the CWA jurisdiction.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels and other vessels we may acquire to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels and other vessels we may acquire from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast water exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels and other vessels we may acquire or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels and other vessels we may acquire from entering U.S. waters.

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
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on March 1, 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting, and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On July 14, 2021, the European Commission published a package of draft proposals as part of its “Fit-for-55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector (Maritime ETS), which is due to commence in 2024 and which is to apply to all ships above a gross tonnage of 5,000; and (b) a FuelEU regulation, which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from June 30, 2025, as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2024-2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/charterer. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). The European Commission has also signaled that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. In addition, the MRV system is also being revised such that the scope of ships to be monitored will now extend to those that are 400GT and more. The reason for this is because the ETS will apply to ships that are between 400GT and 5000GT from circa 2027. Furthermore, the newly passed EU Emissions Trading Directive 2023/ 959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. From a risk management perspective, new systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance.

Responsible recycling and scrapping of ships is becoming an increasingly important issue for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Convention, which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. In June 2023, Bangladesh and Liberia ratified the Hong Kong Convention, which will finally enter into force in June 2025. Parties to the Convention now have two years to implement the requirements of the Convention in their respective jurisdictions and ensure that the highest possible ship recycling standards and in well run and green ship recycling yards are created/maintained. In the meantime, since the Hong Kong Convention will come into force on June 26, 2025, the 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from December 31, 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU ETS as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Marine EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s “Fit-for-55,” could also affect our financial position in terms of compliance and administration costs when they take effect.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 emission levels while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight.

At the MEPC 80 in July 2023, and pursuant to the new Revised Strategy — Reduction of GHG Emissions from Ships, a net zero GHG emissions target has been agreed to be reached by or around 2050. In addition, new interim targets have been agreed to reduce the total annual GHG emissions from international shipping in 2030 (by at least 20%) and 2040 (by at least 70%) compared to 2008. Furthermore, MEPC 80 has agreed on a level of ambitions relating to an alternative fuel target increase of zero or near-zero GHG emission technologies, fuels and/or energy sources to represent at least 5% (striving for 10%) of the aggregate energy used by international shipping by 2030.

As noted above, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) that requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way, and distance traveled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching, and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV, which applies since 2018, and the IMO DCS, which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on February 4, 2019, aims to align and facilitate the simultaneous implementation of the two systems, although it is still not clear when the proposal will be adopted.

IMO’s MEPC 76 adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. The Revised MARPOL Annex VI entered into force on November 1, 2022. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support implementation of the amendments.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market, EU ETS, are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also issued a supplemental proposed rule in November 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule in 2023. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources. These new regulations could potentially affect our operations.

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
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden,Arabian Sea area and the West Africa area including the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs may be incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

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
For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:
•Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.
•Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and are to be carried out either at or between the second and third Annual Surveys after Special Periodical Survey No. 1 and subsequent Special Periodical Surveys. Those items which are additional to the requirements of the Annual Surveys may be surveyed either at or between the second and third Annual Surveys. After the completion of the No. 3 Special Periodical Survey, the following Intermediate Surveys are of the same scope as the previous Special Periodical Surveys.
•Special Periodical Surveys (or Class Renewal Surveys). Class renewal surveys, also known as Special Periodical Surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, and should be completed within five years after the date of build or after the crediting date of the previous Special Periodical Survey. At the special survey, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than the minimum class requirements, the classification society would prescribe steel renewals. A Special Periodical Survey may be commenced at the fourth Annual Survey and be continued with completion by the fifth anniversary date. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.

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
Most vessels are subject also to a minimum of two examinations of the outside of a vessel’s bottom and related items during each five-year special survey period. Examinations of the outside of a vessel’s bottom and related items are normally to be carried out with the vessel in dry-dock, but an alternative examination while the vessel is afloat by an approved underwater inspection may be considered. Such an examination is to be carried out in conjunction with the Special Periodical Survey, and in this case the vessel must be in dry-dock. For vessels older than 15 years (after the third Special Periodical Survey), the bottom survey must always be in the dry-dock. In all cases, the interval between any two such examinations is not to exceed 36 months.
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
For further information on environmental, social and governance issues, reference is made to pages 24 - 62 of the Annual Report 2023 and TORM’s separate ESG Report that can be found on our webpage www.torm.com. None of the information contained on this website is incorporated into or forms a part of this annual report.
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
Our marine hull and machinery insurance covers risks of particular and general average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular and general average and actual or constructive total loss from acts of war and civil war, terrorism, piracy, confiscation, seizure, capture, vandalism, sabotage and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence but excluding actual or constructive total loss.
Protection and Indemnity Insurance
Protection and indemnity insurance, P&I insurance, is provided by mutual protection and indemnity associations, or P&I Clubs, and covers our third-party liabilities in connection with our shipping activities. This coverage includes third-party liability and other expenses relating to injury or death of crew or passengers, loss or damage to cargo, claims arising from collisions with other vessels, damage to third-party property, pollution arising from oil or other substances, and salvage and towing including wreck removal. P&I insurance is a mutual maritime insurance, where the coverage (for open-end risks) is provided by mutual associations.

Our current P&I insurance coverage for pollution is $1 billion per vessel per incident and approximately $8 billion per vessel for other types of overspill P&I claims, such as wreck removal. The 12 P&I Clubs that comprise the International Group insure approximately 80-85% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each P&I Club's liabilities. The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.2 billion.

As TORM is a member of a P&I Club which in turn is a member of the International Group, we are subject to calls payable to the entered P&I Clubs based on our claim records as well as the claim records of all other members (shipowners) of the individual P&I Clubs and members of the shipping pool of P&I Clubs comprising the International Group.

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
C. Organizational Structure
TORM plc (formerly Anchor Admiral Limited and TORM Limited) is a public limited company incorporated on October 12, 2015 under the laws of England and Wales under the name Anchor Admiral Limited with company number 09818726. Anchor Admiral Limited was renamed TORM Limited on November 26, 2015 and TORM Limited was renamed TORM plc on January 20, 2016. Following the closing of the Exchange Offer (discussed herein) and the listing of TORM plc’s Class A common shares on Nasdaq Copenhagen on April 19, 2016, TORM plc became the publicly listed parent company of TORM A/S, which is now our wholly-owned subsidiary. The Group is engaged in the business of owning and operating product tankers to transport refined petroleum products and is engaged in the marine exhaust industry. As of December 31, 2023, TORM plc, TORM A/S and other subsidiaries, owned 58 of the vessels in our product tanker fleet and bareboat chartered in 24 vessels with an option or obligation to buy back the vessels and expect to apply the same ownership structure for each additional vessel that we acquire in the future, through separate wholly-owned subsidiaries. The management of our fleet, including vessels that we charter in, is performed by our wholly-owned subsidiaries. We have offices in the London (United Kingdom), Copenhagen (Denmark), Mumbai (India), New Delhi (India), Manila (Philippines), Cebu (Philippines), Singapore (Singapore), Houston (Texas, USA) and Dubai (UAE).
A list of our significant subsidiaries is filed herewith as Exhibit 8.1.

D. Property, Plants and Equipment
We own no properties other than our vessels. We lease office space in various jurisdictions and had the following material leases in place as of December 31, 2023:
•London, United Kingdom, located at Office 105, 20 St Dunstan’s Hill, EC3R 8HL with one employee at this location;
•Hellerup, Denmark, located at Tuborg Havnevej 18, DK-2900, with approximately 139 employees at this location;
•Singapore, Singapore, located at 6 Battery Road #27-02, with approximately 11 employees at this location;
•Houston, Texas, USA, located at Suite 1625, 2500 City West Boulevard, with approximately eight employees at this location;
•Manila, Philippines, located at 7th Floor Salcedo Towers, 169 HV dela Costa Street, with approximately 37 employees at this location;
•Cebu, Philippines, located at 2nd Floor Causing-Lozada Inc Building, Osmena Blvd. cor Lapu-Lapu St., with two employees at this location;
•Mumbai, India, located at 2nd Floor, Leela Business Park, Andheri-Kurla Road, with approximately 168 employees at this location;
•New Delhi, India, located at Red Fox Hotel, Asset 6, IGI Road, Aerocity, with two employees at this location; and
•Dubai, UAE, located at Unit No: C1, DMCC Business Centre, Level No 13, AG Tower, with two employees at this location.
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
We have registered our primary domains: www.torm.com, www.torm.dk and www.torm.eu. None of the information contained on our websites is incorporated into or forms a part of this annual report.
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

The audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with IFRS as issued by the IASB. The financial statements are presented in U.S. Dollar millions unless otherwise indicated. The discussion included in the following sections covers our operating results in 2023 compared with 2022. For the discussion of our operating results in 2022 compared with 2021, reference is made to “Item 5. Operating and Financial Review and Prospects” included in our 2022 Annual Report on Form 20-F, filed with the SEC on March 16, 2023.
This annual report includes certain financial measures that have not been prepared in accordance with IFRS and are not recognized measures of financial performance or liquidity under IFRS. In addition to the financial information contained in this annual report presented in accordance with IFRS, certain “non-IFRS financial measures” (as defined in Regulation G or Item 10(e) of Regulation S-K under the Securities Act) have been included in this annual report. These non-IFRS measures should not be considered as alternatives to operating income, cash flows from operating activities or any other performance measures derived in accordance with IFRS. These measures have important limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under IFRS.
Non-IFRS measures
Certain non-IFRS measures included in our financial and operating data have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include Time Charter Equivalent or TCE earnings, Adjusted Gross profit, Adjusted EBITDA, loan-to-value ratio and net interest-bearing debt. The term Adjusted Gross Profit as used in this annual report has the same meaning and corresponds to all references to the term Gross Profit as used in our Annual Report 2023.
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

Non-IFRS Measures	Year ended December 31,
(USD million)	2023	2022
Time charter equivalent (TCE) earnings – Tanker segment	1,083.8	981.5
Adjusted Gross profit	874.1	781.8
Adjusted EBITDA	846.4	743.7
Net interest-bearing debt	773.4	649.6
Loan-to-value (LTV) – Tanker segment	27.6%	24.8%
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

Reconciliation from revenue - Tanker segment	Year ended December 31,
(USD million)	2023	2022
Revenue	1,491.4	1,440.4
Port expenses, bunkers and commissions	(407.6)	(458.9)
Time charter equivalent (TCE) earnings - Tanker segment	1,083.8	981.5

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

Reconciliation from revenue	Year ended December 31,
(USD million)	2023	2022
Revenue – all segments	1,520.4	1,443.4
Port expenses, bunkers and commissions and other cost of goods sold	(430.3)	(459.5)
Operating expenses	(216.0)	(202.1)
Adjusted Gross profit	874.1	781.8

EBITDA. We define EBITDA as net profit/(loss) for the period before tax, financial income, financial expenses, depreciation and impairment losses and reversals of impairment on tangible assets.Financial expenses consist of interest on bank loans, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.
Adjusted EBITDA. We define Adjusted EBITDA as EBITDA net of fair value adjustments on freight and bunker derivatives. EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements. We believe that EBITDA assists our management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, and which may significantly affect profit/(loss) between periods. Due to temporary fluctuations of the fair value of freight and bunker derivatives, we believe that an adjustment for unrealized gains/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. EBITDA excludes some, but not all, items that affect profit/(loss), and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is calculated as follows:

Reconciliation from net profit and EBITDA	Year ended December 31,
(USD million)	2023	2022
Net profit for the year	648.0	562.6
Tax	4.0	(5.9)
Financial expenses	60.9	48.8
Financial income	(14.3)	(4.0)
Depreciation	149.3	139.0
Impairment losses and reversal of impairment on tangible assets	—	2.6
EBITDA	847.9	743.1
Fair value adjustments on freight and bunker derivatives	(1.5)	0.6
Adjusted EBITDA	846.4	743.7

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

Net interest-bearing debt	Year ended December 31,
(USD million)	2023	2022
Borrowings (current and non-current)¹⁾	1,073.5	978.0
Loan receivables	(4.5)	(4.6)
Cash and cash equivalents, including restricted cash	(295.6)	(323.8)
Net interest-bearing debt	773.4	649.6
¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs for the year of USD 13.9m (2022: USD 11.1m, 2021: USD 13.0m)

Loan-to-value (LTV) ratio. Loan-to-value (LTV) ratio is defined as vessel values divided by net borrowings of the vessels. LTV describes the net debt ratio of our vessels and is used by us to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

Loan-to-value (LTV) - Tanker segment	Year ended December 31,
(USD million)	2023	2022
Vessel values, including newbuildings (broker values)	3,080.9	2,650.3
Vessel values of purchased secondhand vessels not delivered (broker values)	479.9	—
Other committed investment capital expenditure	35.7	18.4
Total vessel values	3,596.5	2,668.7

Borrowings	1,067.6	971.4
- Debt on Land and buildings and Other plant and operating equipment	(5.4)	(3.2)
Committed liability capital expenditure	226.1	18.4
Loan receivables	(4.5)	(4.6)
Cash and cash equivalents incl. restricted cash	(290.7)	(321.4)
Total (loan)	993.1	660.6
Loan-to-value (LTV) - Tanker segment	27.6%	24.8%

A.    Operating Results
Primary Factors Affecting Results of Operations
Reference is made to “Financial Review 2023-Primary Factors Affecting Results of Operations” on pages 72- 80 of our Annual Report 2023.
Other Important Financial and Operational Terms and Concepts of TORM plc
The Company uses a variety of other financial and operational terms and concepts. These include the following:
•Voyage expenses. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port expenses, cargo loading and unloading expenses, canal tolls and agency fees. These expenses are subtracted from shipping revenues to calculate Time Charter Equivalent Rates.
•Vessel operating costs. Vessel operating costs include crewing, repairs and maintenance (excluding capitalized dry-docking), insurance, consumable stores, lube oils, communication expenses and technical management fees. The largest components of our vessel operating costs are generally crewing and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-dockings. We expect these expenses to increase as our fleet matures and to the extent that it expands.

•Charter hire. Charter hire consists of (i) money paid to the vessel owner by a charterer for the use of a vessel under a time charter or bareboat charter and (ii) amortization of the fair value of time charter contracts acquired. Such payments to vessel owners are usually made during the course of the charter every 30 days in advance or in arrears by multiplying the daily charter rate by the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365-day calendar year basis.
•Dry-docking. We must periodically dry-dock each of our vessels for inspection and any modifications to comply with industry certification or regulatory requirements. Generally, each vessel is dry-docked every 30 to 60 months.
•Depreciation. Depreciation expenses typically consist of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value and any impairment losses recognized) over the estimated useful lives of the vessels and charges related to the depreciation of upgrades to vessels which are depreciated over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. Dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking.
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
Results of Operations of TORM plc
We operate within two segments: (i) the Tanker segment and (ii) the Marine Exhaust segment. The below tables have been provided at a group level and the analysis has been broken out into segments where the movements are material.
The information below should be read in conjunction with TORM plc’s audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022 and the section of this annual report entitled “Explanatory Note and Presentation of Our Financial and Operating Data”. Some of the information contained in this section, including information about TORM plc’s plans and strategies for our business and our expected sources of financing, contains forward-looking statements that involve risks and uncertainties. Current and potential investors should read “Item 3. Key Information-D. Risk Factors” for information on certain factors that may have a material adverse effect on TORM plc’s future performance, results of operations, cash flows and financial position.
TORM plc operates in a global industry where, among other things, freight rates are denominated and settled in United States dollars, and a majority of the cost base of TORM plc is denominated and settled in United States dollars. Consequently, TORM plc’s financial reporting is in United States dollars.
Financial highlights for TORM plc
Reference is made to the relevant “Key Figures” on page 3 and “2023 in Review” on pages 7 - 8 of our Annual Report 2023.
Consolidated financial information as of and for the years ended December 31, 2023 and 2022
Income statement
The table below presents financial information derived from TORM plc’s income statement for the years ended December 31, 2023 and 2022.
Financial information from Income statement for TORM plc for the years ended December 31, 2023 and 2022

	Year Ended December 31,
(USD million)	2023	2022
Revenue	1,520.4	1,443.4
Port expenses, bunkers and commissions and other cost of goods sold	(430.3)	(459.5)
TCE earnings – Tanker segment	1,083.8	981.5
Adjusted Gross profit	874.1	781.8
EBITDA	847.9	743.1
Operating profit	698.6	601.4
Profit before tax	652.0	556.7
Net profit for the year	648.0	562.6

Total revenue was $1,520 million for the year ended December 31, 2023, which represents an increase of $77 million compared to the year ended December 31, 2022. The increase in revenue was primarily driven by a strong product tanker market with higher freight rates supported by the trade recalibration caused by the sanctions and our self-sanctioning of Russian product exports.
Total port expenses, bunkers and commissions and other cost of goods sold were $430 million for the year ended December 31, 2023, which represents a decrease of $29 million compared to the year ended December 31, 2022. Bunkers amounted to 63%, port expenses to 31%, and commissions, other voyage expenses and other cost of goods sold to 6% respectively of the total port expenses, bunkers and commissions and other cost of goods sold for the year ended December 31, 2023. Bunkers amounted to 61%, port expenses to 27%, and commissions and other voyage expenses to 12% of the total port expenses, bunkers and commissions for the year ended December 31, 2022. The decrease can primarily be attributed to realized and unrealized gains on derivative financial instruments regarding freight and bunkers, offset by the full year inclusion of cost from the Marine Exhaust segment.
TCE earnings were $1,084 million for the year ended December 31, 2023, representing an increase of $102 million compared to the year ended December 31, 2022. This growth was a result of an increase in revenue along with a decrease in port expenses, bunkers, and commissions for the Tanker segment.
Adjusted Gross profit was $874 million for the year ended December 31, 2023, compared to $782 million for the year ended December 31, 2022. The increase was mainly driven by increase in revenue along with a decrease in port expenses, bunkers, and commissions for the Tanker segment and an increase in the operating expenses was due to 995 additional operating days compared to 2022 and increased operating expenses per day of 3.6% , stemming from general price increases combined with costs related to recently acquired secondhand vessels.
EBITDA was $848 million for the year ended December 31, 2023, compared to $743 million for the year ended December 31, 2022. The increase was mainly driven by the same factors as Adjusted Gross Profit and additionally an increase in the profit from sale of vessels and higher administrative expenses.
Operating profit was $699 million for the year ended December 31, 2023 compared to an operating profit of $601 million for the year ended December 31, 2022.The increase was mainly driven by the same factors as EBITDA and additionally lower depreciation expenses.
TORM plc reported a net profit for the year ended December 31, 2023 of $648 million, compared to a net profit of $563 million for the year ended December 31, 2022, an increase of $85 million.

TCE earnings for TORM plc for the years ended December 31, 2023 and 2022

	LR2	LR1	MR	Handy		Total
Year-end 2022
Available TCE earning days	4,926	2,690	20,862	278		28,756
TCE per earning day, USD	39,612	36,879	32,795	12,995		34,154
TCE earnings, USD million Year-end 2022	195.0	99.4	683.6	3.5		981.5

Year-end 2023
Available TCE earning days	4,490	4,307	20,355	—		29,152
Change	(9)%	60%	(2)%	n/a	%	1%
TCE per earning day, USD	47,718	37,326	34,745	—		37,124
Change	20%	1%	6%	n/a	%	9%

Effect on TCE earnings from change in the available TCE earning days, USD million	(17.3)	59.6	(16.6)	(3.6)		22.1
Effect on TCE earnings from change in TCE per earning day, USD million	36.4	1.9	39.7	—		78.0
Other	0.1	0.3	1.7	0.1		2.2
TCE earnings, USD million Year-end 2023	214.2	161.2	708.4	—		1,083.8

In 2023, the product tanker market was strongly impacted by geopolitical events. United States and EU/G7 sanctions against Russian oil products officially took effect on February 5, 2023, which reinforced the trade on tonne mile recalibration that had already begun in 2022 in anticipation of the sanctions. In early October 2023, a military conflict in the Middle East and subsequent attacks in the region and against vessels forced several vessels to reroute away from the Red Sea. This added to the ton-mile growth already seen from the sanctions against Russia.

Geopolitical factors and restrictions on Panama Canal transits similarly resulted in longer sailing patterns. The consequent trade recalibration towards longer haul trade led to a change in product tanker freight rates towards a higher average levels and increased rate volatility. However, the recalibration also increased rate volatility as the product tanker fleet moved closer to the point of full utilization, where even small changes in underlying demand and supply create high volatility in freight rates.

In 2023, TORM’s product tanker fleet realized TCE earnings of $37,124/day, up by 9% compared to 2022, as denoted in the table above.
For details about vessel acquisitions and disposals refer “Item 4. Information of the Company-B. Business Overview-Fleet Development”.
Adjusted Gross profit

	Year ended	Year ended
	December 31,	December 31,
(USD million)	2023	2022
Revenue	1,520.4	1,443.4
Port expenses, bunkers and commissions and other cost of goods sold	(430.3)	(459.5)
Operating expenses	(216.0)	(202.1)
Adjusted Gross profit	874.1	781.8

TORM plc’s Adjusted Gross profit for the year ended December 31, 2023 was $874 million compared to $782 million for the year ended December 31, 2022 corresponding to an increase of $92 million. The increase was mainly due to higher freight rates.
In 2023, operating expenses for vessels increased by $14 million to $216 million. Average operating expenses per day were $7,069 for the year ended December 31, 2023 compared to $6,825 for the year ended December 31, 2022 reflecting an increase of 4%.

EBITDA

	Year ended	Year ended
	December 31,	December 31,
(USD million)	2023	2022
Adjusted Gross profit	874.1	781.8
Profit from sale of vessels	50.4	10.2
Administrative expenses	(82.9)	(55.0)
Other operating income and expenses	6.4	6.0
Share of profit/(loss) from joint ventures	—	0.2
EBITDA	847.9	743.1

TORM plc’s EBITDA was $848 million for the year ended December 31, 2023, compared to $743 million for the year ended December 31, 2022, corresponding to an increase of $105 million. The increase was mainly driven by the same factors as Adjusted Gross Profit explained above and additionally an increase in the profit from sale of vessels and higher administrative expenses.

Profit from sale of vessels amounted to $50 million for the year ended December 31, 2023, compared to $10 million for the year ended December 31, 2022. The increase was mainly due to the sale of eight vessels in 2023, compared to the sale of four vessels in 2022.

Administrative expenses increased to $83 million for the year ended December 31, 2023, compared to $55 million for the year ended December 31, 2022. The increase was mainly due to increased salaries, higher bonus and incentive payouts partially offset by movement in currency exchange.

Operating profit

	Year ended December 31,	Year ended December 31,
(USD million)	2023	2022
EBITDA	847.9	743.1
Impairment losses and reversal of impairment on tangible assets	—	(2.6)
Depreciation	(149.3)	(139.0)
Operating profit	698.6	601.4

TORM plc’s operating profit was $699 million for the year ended December 31, 2023, compared to an operating profit of $601 million for the year ended December 31, 2022, corresponding to an increase of $97 million.

The impairment charge on tangible assets amounted to nil for the year ended December 31, 2023, compared to an impairment charge of $2.6 million for the year ended December 31, 2022, which was related to impairments on vessels sold during the year. An impairment test of the recoverable amount of TORM’s cash generating units is performed annually, comparing the carrying amount of the cash generating units with the higher of fair value less cost to sell (broker values less commissions) and value in use. Based on this test, no impairment was recognized in 2023.

Depreciation amounted to $149 million for the year ended December 31, 2023, compared to $139 million for the year ended December 31, 2022.

Profit/(loss) before tax

	Year ended December 31,	Year ended December 31,
(USD million)	2023	2022
Operating profit	698.6	601.4
Financial income	14.3	4.0
Financial expenses	(60.9)	(48.8)
Profit before tax	652.0	556.7
TORM plc’s profit before tax was $652 million for the year ended December 31, 2023, compared to a gain of $557 million for the year ended December 31, 2022, corresponding to an increase of $95 million.

Financial expenses increased to $61 million for the year ended December 31, 2023, compared to $49 million for the year ended December 31, 2022, primarily due to higher interest rates, new fixed lease for vessels and increased break costs due to early repayments.
Financial income increased to $14 million for the year ended December 31, 2023, compared to $4 million for the year ended December 31, 2022, due to higher interest rates and higher interest income on deposits and treasury bills.

Balance sheet
TORM’s total assets increased by $255.90 million to $2,870 million as of December 31, 2023, mainly driven by an increase of the total assets for the Tanker segment of $256 million to $2,853 million. The growth in the Tanker segment was primarily driven by an increase in number of vessels and capitalized dry-docking, including prepayments on vessels of $304 million as a result of increased vessel acquisition activities during 2023. The development is mainly offset by a decrease in trade receivables of $50 million mainly driven due to lower freight rates. The TCE rate/day reduced from the fourth quarter of 2022 to the fourth quarter of 2023, leading to the decrease in trade receivables as a majority portion of the trade receivables for the fourth quarter balances. The volume and the collection days have stayed more or less similar.
The carrying amounts of vessels, capitalized dry-docking, and prepayments on vessels in the Tanker segment amounted to $2,168 million for the year ended December 31, 2023, compared to $1,863 million for the year ended December 31, 2022. This increase was due to the acquisition of 22 vessels in 2023 and capitalized dry-docking of $521 million and prepayments of $86 million. Of the 22 acquired vessels in 2023, 12 vessels were delivered during the year. The increase was offset by the divestment of 11 older vessels of $159 million and depreciation of $144 million. Eight of the 11 vessels that were sold were delivered to new owners in 2023. The committed installments were $387 million for the remaining purchased and not delivered secondhand vessels.

TORM's total equity increased by $162 million to $1,666 million for the year ended December 31, 2023. The growth was primarily driven by an increase in share premium of $92 million due to the issuance of new shares in connection with several partly share-based financed vessel acquisitions during 2023. Additionally, the increase was impacted by a net increase in retained profit of $84 million which includes dividends paid of $586 million. The development is slightly offset by a decrease in hedging reserves.
TORM's total liabilities increased by $94 million to $1,204 million for the year ended December 31, 2023, mainly driven by an increase of the total liabilities for the Tanker segment of $93 million to $1,192 million. The development is primarily due to an increase in current and non-current borrowings of $93 million to $1,054 million, which stem from increased net vessel acquisitions during 2023.

B.    Liquidity and Capital Resources
Overview
Reference is made to Note 2 “Liquidity, Capital Resources and Subsequent Events" on page 155 - 156 and Note 19 “Effective Interest Rate, Outstanding Borrowings” on pages 179 - 180 and Note 22 “Contractual Rights and Obligations” on pages 181 - 182 of our Annual Report 2023.
For the discussion of Liquidity and Capital Resources for the year ended December 31, 2022, reference is made to “Item 5. Operating and Financial Review and Prospects” included in our 2022 Annual Report on Form 20-F, filed with the SEC on March 16, 2023.

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
As of December 31, 2023, TORM had available liquidity including undrawn committed facilities of $638.1 million, comprising of cash and cash equivalents (including restricted cash) of $295.6 million and undrawn committed credit facilities amounting to $342.5 million. Restricted cash was $30.1 million. The undrawn committed credit facilities consist of a revolving credit facilities of $100 million as part of the Syndicate Facility, a revolving credit facility of $25 million with HCOB, an undrawn additional facility of $53 million with DSF, and an undrawn bridge term facility of $165 million with four syndicated banks to finance five of the eight LR2 vessels.

Subsequently, in January 2024, TORM issued a five-year senior unsecured bond in the amount of $200 million which means TORM after year-end has cancelled the $165 million bridge Term Facility (undrawn) term facility with the syndicated banks. The Company uses interest rate swaps to hedge parts of the variable interest rate risk associated with the credit facilities and a part of the leasing agreements have fixed lease payments. At the end of 2023, TORM had fixed 86.9% of the debt then outstanding with interest rate swaps and fixed rate leasing debt corresponding to an amount of $923 million with $550.3 million being hedged at an interest rate of 1.45% plus margin with interest rate swaps with maturity in the period from 2023 to 2028.

As of December 31, 2023, TORM had no short-term loans other than any short-term part of the facilities included in the table entitled below. See “Item 5. Operating and Financial Review and Prospects B. Liquidity and Capital Resources - Our Financing Agreements” for a description of the repayment schedule. As part of our day-to-day operations, we have accounts payables.
We are of the opinion that our working capital is adequate to meet our present requirements for the next twelve months following the date of this annual report.
The table below gives an overview of our long-term bank loans and finance leases.

Financing Agreements, including long-term and short-term mortgage debt, bank loans and finance leases as of December 31, 2023 of TORM plc.

			Total Outstanding Debt as of December 31, 2023	Undrawn Amount as of December 31, 2023
Facility	Lenders	Maturity per facility	(USD millions)	(USD millions)
DSF Facility	DSF	November 1, 2029	140.1	-
DSF Facility 2	DSF	November 1, 2029	52.5	52.5
KfW Facility	KfW	January 17, 2032 April 21, 2032	34.8	0
Syndicate Facility (herein RCF)	Danske Bank, Nordea, SEB, DNB, ING, ABN AMRO, Crédit Agricole CIB, Société Générale, BNP Paribas	June 30, 2028	224.0	100
HCOB Facility (herein RCF)	HCOB	March 31, 2029	31.2	24.9
ING	ING	December 31, 2029	57.9	-
BoComm (Lease)	BoComm	July 15, 2029 August 15, 2029 November 15, 2031 January 15, 2032	148.9	-
Springliner Agreement (Lease)	Various	August 31, 2026	27.9	-
CDBL (Lease)		November 1, 2029 December 1, 2029 December 1, 2031 January 1, 2032	149.0	-
CMBFL (Lease)		April 5 and 12, 2030 May 2, 2030 March 21, 23 and 27, 2031 January 31, 2033 February 21, 2033	195.8	-
Syndicate Facility 2	Danske Bank, Nordea, SEB, DNB	August 15, 2025	—	165
Other credit facilities		2026	4.8
Total debt under the Agreements			1,066.9	342.4

Our Financing Agreements
As of December 31, 2023, we were in compliance with the financial covenants contained in our debt facilities.
Loan agreements
Syndicate Facility
On June 21, 2023, we entered into a combined secured term loan facility agreement of $344 million and working capital facility agreement of $100 million for aggregate borrowings of $444 million (the “Syndicate Facility”). The Syndicate Facility (both the term loan and the working capital facility) was entered into with Danske Bank, Nordea, DNB, SEB, ING, ABN AMRO, Crédit Agricole CIB, BNP Paribas and Société Générale and refinanced 24 vessels, built from 2009 to 2020, that served as collateral under the facility. TORM plc is the borrower and TORM A/S and vessel-owning-entities owned directly or indirectly by TORM plc are guarantors under the Syndicate Facility. The Syndicate Facility has a tenor of 5 years with a final maturity date of June 30, 2028. TORM can extend maturity by 12 months upon lenders approval. The Syndicate Facility bears an interest rate of SOFR compounded in arrears plus a margin of 1.85% and is payable in quarterly installments with a balloon at maturity. The Syndicate Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors.
The Syndicate Facility contains the following financial covenants:

•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
The RCF subjects us to a commitment fee on the undrawn amount of 35% of the margin. The lenders have provided funding commitments pro rata between both facilities.
The drawdown was made on June 28, 2023.
During the second half of 2023, TORM has repaid debt on the facility. Moreover, TORM cancelled commitments of $73 million. Therefore, as of December 31, 2023, TORM has undrawn and drawn facilities totaling $324 million.

HCOB Facility Agreement
On June 21, 2023, we entered into a secured term loan facility agreement with Hamburg Commercial Bank AG (the “HCOB Facility”) for borrowings of up to $108 million. The HCOB Facility financed 25 vessels built from 2003 to 2008, which served as collateral under the agreement. TORM plc is the borrower and TORM A/S and vessel-owning-entities owned directly or indirectly by TORM plc are guarantors under the HCOB Facility. The facility has a tenor of five years with a final maturity date of March 31, 2029, bears an interest rate of SOFR compounded in arrears plus a margin of 2.80% and is payable in quarterly installments with no balloon payment at maturity. The HCOB Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors. The HCOB Facility contains the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
The drawdown was made on June 28, 2023.
During the second half of 2023, TORM repaid debt on the facility and sold 11 vessels. Therefore, as of December 31, 2023, TORM has undrawn and drawn facilities totaling $56.2 million.
On February 6, 2024, TORM entered into a secured term loan facility with HCOB for financing an additional three LR2 vessels through two facilities: (i) an additional revolving credit facility for up to $43,000,000 and (ii) an additional term facility for up to $50,000,000 (the "Additional HCOB facilities") on terms similar to the HCOB facility and on a cross-collateralized basis. The Additional HCOB facilities are expected to be drawn in March 2024.

KfW Facility
On July 29, 2019, we entered into a secured term loan facility with KfW IPEX-Bank GMBH (the “KfW Facility”), which provided us with borrowings of up to $45.5 million to partially finance the purchase of two MR newbuildings, TORM A/S is the borrower and the owner of the vessels under the KfW Facility and TORM plc is the guarantor. China Export & Credit Insurance Corporation is the export credit insurance provider. The KfW Facility has a term of 12 years, bears interest at a rate of SOFR compounded in arrears plus a margin of 1.85% per annum and is repayable in bi-annual installments and two balloon payments 12 years after drawdown on each tranche. The KfW Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances, earnings and account and irrevocable joint and several guarantees from the guarantors. The KfW Facility contained substantially the same financial covenants, default provisions, undertakings and restrictions as contained in the Syndicate Facility, described above.

On January 17, 2020, a drawdown for one MR vessel was made and on May 4, 2020, a drawdown on the other MR vessel was made.

DSF Facilities Agreements
On October 21, 2020, we entered into a secured term loan facility agreement with Danmark Skibskredit A/S (the “Initial DSF Facility”) for borrowings of up to $150.3 million. The Initial DSF Facility financed eight newer vessels, which served as collateral under the agreement. TORM plc was the borrower and TORM A/S and vessel-owning-entities owned directly or indirectly by TORM plc were guarantors under the Initial DSF Facility. The tenor of the facility was seven years with a final maturity date of November 1, 2027, it had an interest rate of London Interbank Offered Rate (“LIBOR”) plus a margin of 2.10% and is payable in quarterly installments with a balloon payment at maturity. The Initial DSF Facility was secured by first priority mortgages over the security vessels, as well as by first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors.
On January 5, 2021, we agreed with DSF to add an additional facility agreement to the Initial DSF Facility (the “First DSF Additional Facility”) for borrowings up to $56.4 million. The First DSF Additional Facility financed two MR vessels which served as collateral under the agreement together with the vessels provided as security under the Initial DSF Facility. The facility had a tenor of six years and ten months with a final maturity date of November 1, 2027, had an interest rate of LIBOR plus a margin of 2.10% and was payable in quarterly installments with a balloon payment at maturity.
On June 3, 2021, we agreed with DSF to add an additional facility agreement to the Initial DSF Facility (the “Second DSF Additional Facility”) for borrowings up to $60.0 million. The Second DSF Additional Facility financed two LR2 vessels, which served as collateral under the agreement together with the vessels provided as security under the Initial DSF Facility and the First DSF Additional Facility. The facility had a tenor of six years and five months with a final maturity date of November 1, 2027, had an interest rate of LIBOR plus a margin of 2.00% and is payable in quarterly installments with a balloon payment at maturity. The Initial DSF Facility, the First DSF Additional Facility and the Second DSF Additional Facility are collectively referred to as the "DSF Facility."
On December 11, 2023, we agreed with DSF to amend and extend the DSF Facility with a total of a $140.1 million term facility. This facility finances nine vessels built from 2010 to 2019 and bears interest rate of SOFR compounded in arrears plus a margin of 1.85% per annum and a balloon payment at final maturity, which is November 1, 2029. The facility will have a margin of 2.00% from November 1, 2027. Moreover, on December 11, 2023, we obtained commitment for $105 million for four vessels built in 2015 and 2016, which was drawn at the end of February 2024 (the "DSF Facility 2", and together with the DSF Facility, the "DSF Facilities"). DSF Facility 2 bears interest rate of SOFR compounded in arrears plus a margin of 1.80% per annum and have quarterly installments and a balloon payment at final maturity, which is November 1, 2029.

The DSF Facilities contain the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.

ING Facility
On December 11, 2023, we entered into a secured term loan facility agreement $57.9 million and financed three vessels, built in 2015, that served as collateral under the facility (the "ING Facility"). The ING Facility refinances vessels previously financed by DSF. TORM plc is the borrower and TORM A/S and TORM Tanker Corporation vessel-owning-entities owned directly or indirectly by TORM plc are guarantors under the facilities agreement. The agreement has a tenor of six years with a final maturity date of December 31, 2029. Facility bears an interest rate of SOFR compounded in arrears plus a margin of 1.90% and is payable in quarterly installments with a balloon at maturity. The agreement is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors. ING has a 100% pledge in the issued and outstanding shares of capital stock on the vessel owner TORM Tanker Corporation.
The ING Facility Agreement contains the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
The drawdown was made on December 28, 2023.
Syndicate Facility 2
On December 22, 2023, we entered into a secured term loan facility agreement $165.0 million with commitment to finance five LR2 vessels, built in 2010 to 2012, that served as collateral under the facility and the facility remains undrawn (the "Syndicate Facility 2") .
TORM plc was the borrower and TORM A/S and vessel-owning-entities owned directly or indirectly by TORM plc are guarantors under the Syndicate Facility 2. The agreement had a tenor of 18 months with a final maturity date of August 15, 2025. Facility had an interest rate of SOFR compounded in arrears plus a margin of 1.65%. The first repayment fell six months after first utilization date and hereafter every three months. The agreement was secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors.
TORM entered into the facility to obtain certainty of funds for purchase five LR2 vessels. The purpose of the facility was to function as a bridge to bond facility, meaning that in the event of a bond issuance the facility was cancelled. On January 24, 2024, TORM issued $200 million aggregate principal amount of senior secured bonds due in 2029 that bear interest at 8.25% per year in the Norwegian market, and, subsequently, the Syndicate Facility 2 was cancelled.

Leasing Agreements
As of December 31, 2023, we had the following financial lease facilities:
Springliner Agreement

On September 10, 2019, we entered into a financial sale and lease-back agreement with Springliner for $39.3 million (the “Springliner Agreement”). The Springliner Agreement included two vessels built in 2010. TORM A/S is the bareboat charter and Springliner is the owner of vessel. The Springliner Agreement has a tenor of seven years with final maturity on August 31, 2026. The agreement includes a fixed bareboat charter hire of $5,700/day and is payable in monthly installments. TORM A/S holds a purchase option on the vessels. The Springliner Agreement has no financial covenants.
BoComm Agreements

On May 28, 2019, we entered into a financial sale and lease-back agreement with Bank of Communications Financial Leasing Co., LTD ("BoComm") for $66.4 million. The BoComm agreement included four vessels built in 2011. The agreement has a tenor of six years with final maturity on August 31, 2026, includes an interest rate of LIBOR plus a margin of 3.30% and a bareboat charter hire payable in monthly installments. On August 6, 2020, the agreement was amended to include scrubber financing for $10.8 million, which has a tenor of three years with final maturity on February 5, 2024, includes an interest rate of LIBOR plus a margin of 2.40% and includes a bareboat charter. TORM A/S is the bareboat charter and BoComm is the owner of vessels. TORM A/S holds a purchase obligation on the vessels. The BoComm agreement has no financial covenants. The four vessels were repaid and refinanced into the Syndicate Facility as of June 21, 2023.

On December 19, 2019 and May 10, 2021, we entered into financial sale and lease-back agreements with BoComm for $179.8 million. The BoComm agreement included five vessels built in 2015 and in 2018, and newbuildings being delivered in 2021 and in early 2022. TORM A/S is the bareboat charter and BoComm is the owner of vessel. The agreement has a tenor of 8 years and 10 years with final maturity in 2029 and 2031, respectively. The agreement included an interest rate of LIBOR plus a margin of 3.00% and 3.10% and a bareboat charter hire payable in monthly installments. TORM A/S holds a purchase option on the vessels. The BoComm agreement has no financial covenants.
On July 21, 2023, we amended the financial sale and lease-back agreements with BoComm. The amendment changed the interest rate to SOFR plus a margin of 3.00% and 3.10% plus a credit adjustment spread of 0.1% and a bareboat charter hire payable in monthly installments.

CDBL Agreement

On October 12, 2021, we entered into a financial sale and lease-back agreement with China Development Bank Leasing (“CDBL”) for $172 million. The CDBL agreement included nine vessels built between 2010 to 2012. TORM A/S is the bareboat charter and CDBL is the owner of vessel. The agreement has a tenor that ranges from 7 to 10 years with final maturity on December 31, 2029 or March 31, 2032. The agreement includes a fixed rate bareboat charter hire ranging from $5,900/day to $6,590/day and is payable in monthly installments. TORM A/S holds a purchase option on the vessels. The CDBL agreement has no financial covenants.

CMBFL Agreements

On April 28, 2022, February 2, 2023 and February 16, 2023, we entered into financial sale and lease-back agreements with China Merchant Bank Financial Leasing (“CMBFL”) for $224.5 million. The CMBFL agreement included eight vessels built in 2011 to 2016. TORM A/S is the bareboat charter and CMBFL is the owner of vessel. The agreement has a tenor that ranges from seven to 10.5 years with final maturity between April 12, 2030 to January 8, 2033. For seven vessels the agreement includes an accelerated fixed rate bareboat charter hire of $16,500/day for the first three years and thereafter bareboat charter will be $8,455/day for the remaining period and is payable in monthly installments. The last vessel bareboat charter is $9,690/day and is payable in monthly installments. TORM A/S holds a purchase option on the vessels. The CMBFL agreement has no financial covenants.

Cash flow
Consolidated cash flow for the years ended December 31, 2023 and 2022
For the discussion of cash flows for the year ended December 31, 2023 compared to December 31, 2022, reference is made to “Financial Review 2023 - Liquidity and Cash Flow” on page 77 and to our Consolidated Cash Flow Statement for the Year Ended December 31, 2023 and 2022 on page 148 of our Annual Report 2023.
For the discussion of cash flows for the year ended December 31, 2022 compared to December 31, 2021, reference is made to “Item 5. Operating and Financial Review and Prospects” included in our 2022 Annual Report on Form 20-F, filed with the SEC on March 16, 2023.
There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to TORM plc.
Capital Expenditures of TORM plc
The table below presents our capital expenditures for the years ended December 31, 2023, 2022 and 2021.

Capital Expenditures	2023	2022	2021
(USD million)
Acquisition of vessels and capitalized dry-docking	476.0	77.2	290.3
Prepayments on vessels	126.6	43.1	78.6
Total	602.6	120.3	368.9

Capital expenditures for the years ended December 31, 2023, 2022 and 2021 consisted primarily of investments in vessels and capitalized dry-docking and newbuildings. For the year ended December 31, 2023, TORM’s prepayments on purchased not delivered secondhand vessels amounted to $127 million compared to $43 million and $79 million for the years ended December 31, 2022 and 2021, respectively.
For 2023, TORM plc’s investments related to the acquisition of vessels and capitalized dry-docking amounted to $476 million compared to $77 and $290 million in 2022 and 2021, respectively. TORM invested a total of $602 million during 2023 compared to $120 and $369 million invested during 2022 and 2021, respectively.
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
Reference is made to “Market Review” on pages 64 - 65 of the Annual Report 2023 and to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry”.
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
Reference is made to “Financial Review 2023-Assessment of Impairment of Assets” on page 76, Note 1- “Accounting Policies, Critical Accounting Estimates and Judgements” on pages 150 - 154 and Note 10-”Impairment Testing” on pages 170 - 172, each in the Annual Report 2023.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
Set forth below are the names, ages and positions of the directors, board observers and Senior Management Team of TORM plc. Except for the Class B director, who is appointed by the holder of our Class B share and is not subject to annual re-election, and who may be replaced at any time by the trustee acting on the instructions of the holders of our Class A common shares (other than Njord Luxco and its affiliates), each director holds office for a one-year term or until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. At the end of the one-year term, a director may seek re-election.
The business address of each of our directors and Senior Management Team is TORM plc, Office 105 | 20 St Dunstan's Hill, London, EC3R 8HL, United Kingdom.

Name	Age	Position	Date of expiry of current term (for Directors)
Christopher Helmut Boehringer	53	Chairman	2024 Annual General Meeting
David Neil Weinstein	64	Deputy Chairman (appointed by the holder of the B Share)	Serves until removed by the B shareholder
Annette Malm Justad	65	Board Member	2024 Annual General Meeting
Pär Göran Trapp	62	Board Member	2024 Annual General Meeting
Rasmus Johannes Skaun Hoffman	46	Board Observer (Employee Representative) (1)
Christian Gorrissen	59	Board Observer (Employee Representative) (1)
Jeffrey Scott Stein	54	Minority B Share Board Observer(1)	Resigned March 31, 2023
Jacob Balslev Meldgaard	55	Executive Director and Chief Executive Officer of TORM A/S
Kim Balle	55	Chief Financial Officer of TORM A/S
Lars Christensen	57	Senior Vice President and Head of Projects of TORM A/S
Jesper Søndergaard Jensen	54	Senior Vice President and Head of Technical Division of TORM A/S

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
Christopher Helmut Boehringer serves and has served as Chairman of our Board of Directors since August 2015. In addition, Mr. Boehringer is Chairman of TORM’s Nomination Committee and Remuneration Committee. Mr. Boehringer is Managing Director and Head of Europe, Oaktree Capital Management (International) Limited and has held various executive positions within Oaktree since 2006. Mr. Boehringer also serves as a member of the Board of Directors of Utmost Group Limited, Marco Capital Holdings Limited, and Oaktree Capital Management (International) Limited. Mr. Boehringer holds a Bachelor of Arts in Economics from Harvard University and a Master of Business Administration from INSEAD.
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
Annette Malm Justad serves and has served as a member of our Board of Directors since April 2020. Ms. Justad is a partner at Recore Norway AS and serves as Chair of the Board of Directors of Store Norske Spitsbergen Kulkompani AS, AMSC ASA, Småkraft AS and Feddie Ocean Distillery AS. She is a member of the Board of Directors of Awilco LNG ASA, and PowerCell Sweden AB. Ms Justad has more than 25 years of executive experience from the shipping industry, including Chief Executive Officer of the Oslo listed Eitzen Maritime Services ASA from 2006-2010. Ms. Justad holds a Master of technology management from the Norwegian University of Science and Technology/Massachusetts Institute of Technology/Norwegian School of Economics and a Master of Chemical Engineering from the Norwegian University of Science and Technology.
Pär Göran Trapp serves and has served as a member of our Board of Directors since August 2015. In addition, Mr. Trapp is Chairman of TORM’s Audit Committee and Risk Committee. Mr. Trapp was with Morgan Stanley from 1992 to 2013 where he started as crude oil trader, then became Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA. Prior to joining Morgan Stanley, Göran Trapp was a crude oil trader at Statoil. Göran Trapp is a cofounder of energy advisory boutique Energex Partners. Mr. Trapp holds a Master of Science in Economics and Business Administration from the Stockholm School of Economics.
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
Jacob Meldgaard serves and has served as the Chief Executive Officer of TORM A/S since April 2010. Prior to joining TORM, Mr. Meldgaard served as executive vice president and as a member of the executive management of Dampskibsselskabet NORDEN A/S. Mr. Meldgaard served as Chairman of the Board of Directors of Danish Shipping until May 2023, he is now board member of Danish Shipping, Danish Ship Finance A/S, International Chamber of Shipping, and the TORM Foundation. Mr. Meldgaard holds a Bachelor of Commerce in international trade from the Copenhagen Business School and attended the Advanced Management Program at Wharton Business School and Harvard Business School.
Kim Balle serves and has served as the Chief Financial Officer of TORM A/S since December 2019. Prior to joining TORM, Mr. Balle served as Group Chief Financial Officer of CASA A/S since 2017, Group Chief Financial Officer of DLG a.m.b.a. from 2015-2017, Group Chief Operating Officer of DLG a.m.b.a. from 2016-2017, Group Vice President of DLG a.m.b.a. from 2014-2015, Head of Corporate & Institutional Banking for Danske Bank from 2012-2014 and Head of Domestic Clients for Danske Bank from 2009-2012. Mr. Balle currently serves and has served as a member of the Board of Directors since 2017 for Nordea Invest and Lind Capital. In 2021, Mr. Balle became a member of the Board of Directors and the Chairman of the Audit Committee of Flügger A/S and in 2023 he became a member of the Board of Directors and the Chairman of the Audit Committee in Rosendahl Design Group A/S. He holds a Bachelor of Science in Financing and Credit and a Master of Business Administration from the Copenhagen Business School.
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
B. Compensation
At the general meeting held on April 13, 2023, our shareholders reapproved the remuneration policy, with effect from the date of the meeting, which includes overall guidelines for incentive pay for the Board of Directors and our Senior Management Team (defined below). During 2023, the Committee wished to undertake a further review of the Remuneration Policy that was approved by the shareholders at the annual general meeting. The Committee reviewed the policy and, in particular, the section related to fees paid to our Non-Executive Directors and the Chief Executive Officer and concluded that it is appropriate to propose some amendments to the Company’s Remuneration Policy. The Company is required, under the United Kingdom Companies Act 2006, to prepare a Remuneration Report for each financial year.
For information about compensation to our non-executive directors, reference is made to page 118 of the “Remuneration Committee Report” in the Annual Report 2023.
Executive Management Compensation
Our Senior Management Team, which is comprised of Jacob Meldgaard, our Executive Director and principal executive officer of TORM plc, the Chief Executive Officer of TORM A/S, Kim Balle, our principal financial officer and the Chief Financial Officer of TORM A/S, Jesper Jensen, the Head of the Technical Division of TORM A/S and Lars Christensen, the Head of Projects of TORM A/

S, receive compensation consisting of a fixed base salary, cash-based bonus incentives paid out in 2023 under our performance bonus program, discussed below, and customary executive fringe benefits. We have not granted loans, issued guarantees or undertaken similar obligations to or on behalf of members of our Senior Management Team.
In 2023, the aggregate compensation paid by the Group to Jacob Meldgaard for his role as Executive Director and principal executive officer of TORM plc and as the Chief Executive Officer of TORM A/S amounted to $1,776,297, which includes the fee payable to Mr. Meldgaard for his service on the Board of Directors. We have not allocated funds to provide pension, retirement or similar benefits to Mr. Meldgaard.
In 2023, the aggregate compensation paid by the Group to the other members of our Senior Management Team (excluding Mr. Meldgaard) was $1,560,959, which includes an aggregate of $130,126 allocated for pensions for these individuals.
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
For information on RSUs granted to Mr. Meldgaard pursuant to the LTIP, reference is made to the “Remuneration Committee Report -Long-Term Incentive Program-Restricted Share Units Granted” on pages 116 of the Annual Report 2023.
During 2023, the members of our Senior Management Team other than Mr. Meldgaard were granted an aggregate of 382,800 RSUs as part of each executive’s annual grant. Each RSU entitles the other members of our Senior Management Team to acquire one Class A common share, subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date. The RSUs were issued with an original exercise price of DKK 220.6 per Class A common share for a period of twelve months after the vesting date. The exercise price on the RSUs may be adjusted by the Board of Directors to reflect dividend payments made to shareholders. Assuming 100% vesting and based on the Black-Scholes model, the aggregate RSU grant in 2023 to the other members of our Senior Management Team would be approximately $3,705,524. In addition, the members of our Senior Management Team were granted a total of 382,800 RSUs on similar terms as outlined above, with the exceptions that the strike price for these RSUs is set to one U.S. cent and that all the RSUs will vest on March 1, 2026.Vested RSUs may be exercised for a period of 360 days from each vesting date. Assuming 100% vesting and based on the Black-Scholes model, the aggregate additional RSU grant in 2023 to the other members of our Senior Management Team would be approximately $13,649,387.
Performance Bonus Program 2023
For information on the cash performance bonus received by Mr. Meldgaard for the financial year 2023, reference is made to “Remuneration Committee Report -Performance Bonus 2023” on page 115 of the Annual Report 2023.
During the financial year 2023, the members of our Senior Management Team other than Mr. Meldgaard received cash performance bonuses in an aggregate amount of $64,101 which is directly linked to the fulfillment of specific performance metrics, which include developments in the price of our shares and our cost base (up to 50% of the base salary of each executive).
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
For a description and terms of reference of the committees of our Board of Directors, reference is made to “Corporate Governance-Board Committees” on page 95 and the individual reports of our Audit Committee, Risk Committee, Nomination Committee and Remuneration Committee on pages 100-121 of our Annual Report 2023.
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
Clawback Policy

In December 2023, TORM adopted a policy regarding the recovery of erroneously awarded compensation (“Clawback Policy”) in accordance with the applicable rules of The Nasdaq Stock Market and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event TORM is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if TORM determines there has been a significant misconduct that causes material financial, operational or reputational harm, TORM shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

The Remuneration Committee administers the Company’s Clawback Policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the Clawback Policy and may forego recovery if it determines that recovery would be impracticable.

Cybersecurity

Our Chief Financial Officer has the overall risk ownership and accountability to control such risk. Our Chief Financial Officer formulates cybersecurity strategies and drives initiatives, and together with the Head of Group IT, set targets, assesses risks, develop policies and procedures, and execute our cybersecurity efforts. Our Chief Financial Officer regularly reports to the Risk Committee and the overall Board of Directors, which ultimately oversees cybersecurity risks and initiatives. The Risk Committee monitors the progress of TORM’s cybersecurity efforts and together with the Chief Financial Officer ensures integrity of reporting. The Risk Committee reports to the Board of Directors at each Risk Committee meeting. For more information on our cybersecurity risk management and strategy and governance, please see “Item 16K. Cybersecurity.”

D. Employees
As of December 31, 2023, we employed approximately 370 people in our offices in Denmark, India, the Philippines, Singapore, United Kingdom and the United States, excluding seafarers, who work on our vessels. For a breakdown of the geographic locations of our employees, please see “Item 4. Information on the Company D.- Property, Plants and Equipment.”
E. Share Ownership
The table below shows, in relation to each of our directors and members of our Senior Management Team, the total number of shares owned and the total number of Restricted Share Units, or RSUs, held as of March 7, 2024. The RSUs granted to our Executive Director, Jacob Meldgaard, were received for his role as Chief Executive Officer of TORM A/S. For any arrangements that involve employees in the capital of the Company, please refer to “Item 10. Additional Information A.- Restricted Share Units” and for Restricted Share Units granted to the Chief Executive Officer, please refer to Note 5 of this annual report on Form 20-F.

Directors and Executive officers	Class A common shares held	Unvested RSUs	Vested RSUs
Christopher H. Boehringer	21,204	-	-
David Weinstein	5,000	-	-
Göran Trapp	12,820	-	-
Annette Malm Justad	2,700	-	-
Jacob Meldgaard	0	555,200	255,200
All other executive officers in the aggregate	*	765,600	382,800

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

	Class A Common Shares
	Beneficially Owned
Name	Number	Percentage(1)
Njord Luxco(2)(3)	51,006,538	59.15%

(1)Calculated based on 86,225,684 Class A common shares (excluding treasury shares) outstanding as of December 31, 2023.
(2)According to Schedule 13D filed with the SEC on September 14, 2020 and information provided by Njord Luxco, the business address of Njord Luxco is OCM Njord Holdings S.a r.l, 26A, Boulevard Royal L-2449, Luxembourg, Luxembourg. The majority shareholder of Njord Holdings is OCM Luxembourg OPPS IX Sarl. The majority shareholder of OCM Luxembourg OPPS IX Sarl is Oaktree Opportunities Fund IX, L.P. The general partner of Oaktree Opportunities Fund IX, L.P. is Oaktree Opportunities Fund IX GP, L.P. The sole director of Oaktree Opportunities Fund IX GP, L.P. is Oaktree Opportunities Fund IX GP, Ltd. The sole director of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Capital Management, L.P. The general partner of Oaktree Capital Management, L.P. is Oaktree Capital Management GP, LLC. The general partner of Oaktree Capital Management GP, LLC is Atlas OCM Holdings, LLC. The names of each of the directors and executive officers of Atlas OCM Holdings, LLC are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank and Sheldon M. Stone who, by virtue of their membership interests in Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC may be deemed to share voting and dispositive power with respect to the shares of TORM plc held by Njord Holdings. The address for all of the entities and individuals identified above is c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(3)Njord Luxco is the holder of the sole outstanding Class C share. The Class C share has 350,000,000 votes at the general meeting in respect of specified matters, including election of members to our Board of Directors (other than the Deputy Chairman) and certain amendments to the Articles of Association. See “Item 10. Additional Information—A. Share Capital —Our Shares—Class C Share”.
As of December 31, 2023, Njord Luxco beneficially owned 51,006,538 Class A common shares, or 59.15% (2022: 53,812,988 Class A common shares, 65.77%; 2021: 53,812,989, or 66.25%).
As of December 31, 2023, we had 4,417,688 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one Class A common share.
The sole outstanding B share is held by a trustee on behalf of non-Oaktree shareholders to provide certain minority protections. The B Share has one vote at the general meeting and the right to elect the Deputy Chairman of our Board of Directors and one Board Observer. As per the date of this report, there is no Board observer. See “Item 10. Additional Information—A. Share Capital —Our Shares—Class B Share”.
As of December 31, 2023, our sole shareholder of record located in the United States was Cede & Co., a nominee of The Depository Trust Company, which held 12,266,640 Class A common shares, representing 14.23% of our issued and outstanding Class A common shares on that date.
As of February 28, 2024, we had 4,274,162 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one Class A common share.

As of February 20, 2024, our sole shareholder of record located in the United States was Cede & Co., a nominee of The Depository Trust Company, which held 44,367,157 Class A common shares, representing 48.90% of our issued and outstanding Class A common shares on that date.
We are not aware of any arrangements, known by the Company, the operation of which may at a subsequent date result in a change in control of the Company.
B. Related Party Transactions

Remuneration of our directors and Senior Management Team is disclosed in “Item 6. Directors, Senior Management and Employees-B. Compensation”.
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
On September 1, 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S for a cash consideration of $ 2.0 million and thereby obtaining a controlling interest in its joint venture entity Marine Exhaust Technology Ltd in Hong Kong. Until September 1, 2022, TORM’s transactions with its joint venture entity producing scrubbers for the TORM fleet covered capital expenditures of $5.6 million in total.
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
In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargoes, and not being able to honor those obligations. The cases involved irregular activities by the customer. Legal action was initiated by TORM in the UK and in India against the customer and related individuals. During 2022, TORM settled one claim and reassessed its provisions for the remaining part of the case complex, which led to the reversal of provisions amounting to USD 6.3m. As of December 31, 2023, TORM has reassessed the provision and reversed the remaining provision of USD 6.5m relating to the case complex to reflect the current legal assessment of the outcome. TORM has estimated the potential exposure to be up to USD 16.6m should TORM contrary to current expectations not defeat any part of the claims in the case complex. Legal proceedings are still ongoing and the outcome is therefore subject to uncertainty.
TORM is involved in some other legal proceedings and disputes. It is Senior Management Team’s opinion that the outcome of these proceedings and disputes should not have any material impact on TORM’s financial position, results of operations and cash flows.
Distribution Policy
Reference is made to “Investor Information-Distribution Policy” on page 133 of our Annual Report 2023.
On 07 March 2024, TORM amended the distribution policy with effect from the first quarter of 2024. With this TORM intends to distribute on a quarterly basis excess liquidity above a threshold liquidity level. The threshold liquidity level will be determined as the sum of i) the product of liquidity requirement per vessel and the number of owned and leased vessels in TORM’s fleet as at the balance sheet day and ii) a discretionary element determined by the Board taking into consideration TORM’s capital structure, strategic opportunities, future obligations and market trends.

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
B. Significant Changes
For significant events that occurred after the date of the annual financial statements, reference is made to ‘Note 2 – Liquidity, Capital Resources and Subsequent Events’, pages 155 - 156 in our Annual Report 2023. For description of important events and achievements during 2023, reference is made to "2023 in Review", pages 7 - 8 in our Annual Report 2023.

ITEM 9. THE OFFER AND LISTING
Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol “TRMD A” and on Nasdaq New York under the symbol “TRMD”. The B share and C share are not listed for trading on any exchange. See “Item 10. Additional Information”.

ITEM 10. ADDITIONAL INFORMATION
A.    Share Capital
Issued and Authorized Capitalization
As of March 7, 2024, our share capital consisted of 90,729,339 Class A common shares, par value $0.01 per share, one Class B share, par value $0.01 per share, and one Class C share, par value $0.01 per share. As of March 7, 2024, and the date of this annual report, we have 493,371 treasury shares.

As of December 31, 2023, our share capital consisted of 86,225,684 Class A common shares, par value $0.01 per share, one Class B share, par value $0.01 per share, and one Class C share, par value $0.01 per share. As of December 31, 2023 and the date of this annual report, we have 493,371 treasury shares.

At the Company’s 2016 Annual General Meeting of Shareholders, the Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expired on March 14, 2021. The Board of Directors sought renewal of this existing authority at the 2020 Annual General Meeting of Shareholders and this resolution was approved and will apply until the close of business on April 14, 2025. The Board of Directors will seek renewal of the authorities at the 2024 Annual General Meeting of Shareholders, that will apply until the close of business April 10, 2029. For a description of the share authorities granted to our Board of Directors, reference is made to “Director’s Report—Share Capital” on page 137 of our Annual Report 2023.

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
Class B share. The one outstanding Class B share, par value $0.01, is held by a trustee on behalf of our minority shareholders (the Class A common shareholders other than Njord Luxco or its affiliates) pursuant to the terms of a minority trust deed, which is filed as Exhibit 2.2 to this annual report. The Class B share has (i) one vote at our general meetings, (ii) no pre-emptive subscription rights in relation to any issue of new shares of other classes and (iii) effectively carries no right to receive dividends, liquidation proceeds or other distributions from us. The holder of the Class B share has the right to elect one member to our Board of Directors (the Deputy Chairman) as well as appoint one Board Observer. Currently, David Weinstein serves as the Class B share elected director. The Class B share may not be transferred or pledged, except for a transfer to a replacement trustee or a redemption by us. The Class B share is required to be redeemed when the Class C share is redeemed. The trustee is required to exercise its rights as holder of the Class B share at the direction of such minority shareholders. Such minority shareholders are able to direct the trustee as the holder of the Class B share by responding to a directions request distributed to such minority shareholders in accordance with the terms of the minority trust deed.
Class C share. The one outstanding Class C share, par value $0.01, is held by Njord Luxco. The holder of the Class C share has 350,000,000 votes at our general meetings on specified matters, described below. Based on Njord Luxco’s share ownership as of the date of this annual report of 51,006,538 Class A common shares and the C share, Njord Luxco has 401,006,538 votes.

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

As of December 31, 2022, TORM’s total share capital was $823,112.99 consisting of 82,311,299 Class A common shares, par value $0.01 per share, one Class B share and one Class C share both with a par value of $0.01 per share.

As of December 31, 2023, TORM’s total share capital was $862,256.86 consisting of 86,225,684 Class A common shares, par value $0.01 per share, one Class B share and one Class C share both with a par value of $0.01 per share. During 2023, TORM has increased its share capital by 3,914,385 Class A common shares.

Reconciliation of the Number of Class A Common Shares Outstanding as of the Date of this Annual Report

Shares outstanding at December 31, 2021	81,233,269
Number of Class A common shares issued in connection with exercise of RSUs	1,078,030
Shares outstanding at December 31, 2022	82,311,299
Number of Class A common shares issued in connection with exercise of RSUs	1,137,569
Number of Class A common shares issued in connection with acquisition of vessels	2,776,816
Shares outstanding at December 31, 2023	86,225,684
Number of Class A common shares issued in connection with exercise of RSUs	65,548
Number of Class A common shares issued in connection with acquisition of vessels	4,438,107
Shares outstanding at March 7, 2024	90,729,339

Share Capital Increases

On March 8, 2022, we increased our share capital by 47,639 Class A common shares (corresponding to a nominal value of $476.39) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $812,809.10 divided into 81,280,908 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On March 11, 2022, we increased our share capital by 98,821 Class A common shares (corresponding to a nominal value of $988.21) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $813,797.31 divided into 81,379,729 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On March 17, 2022, we increased our share capital by 49,622 Class A common shares (corresponding to a nominal value of $496.22) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $814,293.53 divided into 81,429,351 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On March 28, 2022, we increased our share capital by 12,406 Class A common shares (corresponding to a nominal value of $124.06) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $814,417.59 divided into 81,441,757 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On April 8, 2022, we increased our share capital by 17,512 Class A common shares (corresponding to a nominal value of $175.12) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $814,592.71 divided into 81,459,269 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On April 19, 2022, we increased our share capital by 7,089 Class A common shares (corresponding to a nominal value of $70.89) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $814,663.60 divided into 81,466,358 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On April 26, 2022, we increased our share capital by 34,189 Class A common shares (corresponding to a nominal value of $341.89) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $815,005.49 divided into 81,500,547 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On May 17, 2022, we increased our share capital by 232,011 Class A common shares (corresponding to a nominal value of $2,320.11) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $817,325.60 divided into 81,732,558 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On May 19, 2022, we increased our share capital by 67,135 Class A common shares (corresponding to a nominal value of $671.35) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $817,996.95 divided into 81,799,693 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On May 26, 2022, we increased our share capital by 102,214 Class A common shares (corresponding to a nominal value of $1,022.14) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $819,019.09 divided into 81,901,907 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On June 1, 2022, we increased our share capital by 46,834 Class A common shares (corresponding to a nominal value of $468.34) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $819,487.43 divided into 81,948,741 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On June 9, 2022, we increased our share capital by 14,178 Class A common shares (corresponding to a nominal value of $141.78) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $819,629.21 divided into 81,962,919 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On July 6, 2022, we increased our share capital by 7,089 Class A common shares (corresponding to a nominal value of $70.89) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $819,700.10 divided into 81,970,008 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On August 25, 2022, we increased our share capital by 100,266 Class A common shares (corresponding to a nominal value of $1,002.66) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $820,702.76 divided into 82,070,274 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On September 2, 2022, we increased our share capital by 56,713 Class A common shares (corresponding to a nominal value of $567.13) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $821,269.89 divided into 82,126,987 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On November 15, 2022, we increased our share capital by 170,134 Class A common shares (corresponding to a nominal value of $1,701.34) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $822,971.23 divided into 82,297,121 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On December 20, 2022, we increased our share capital by 14,178 Class A common shares (corresponding to a nominal value of $141.78) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $823,113.01 divided into 82,311,299 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On January 30, 2023, we increased our share capital by 21,267 Class A common shares (corresponding to a nominal value of $212.67) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $823,325.68 divided into 82,332,566 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On March 21, 2023, we increased our share capital by 802,800 Class A common shares (corresponding to a nominal value of $8,028.00) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $831,353.68 divided into 83,135,366 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On March 28, 2023, we increased our share capital by 132,735 Class A common shares (corresponding to a nominal value of $1,327.35) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $832,681.03 divided into 83,268,101 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On April 4, 2023, we increased our share capital by 10,634 Class A common shares (corresponding to a nominal value of $106.34) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $832,787.37 divided into 83,278,735 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On April 11, 2023, we increased our share capital by 170,133 Class A common shares (corresponding to a nominal value of $1,701.33) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $834,488.70 divided into 83,448,868 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On May 19, 2023, we increased our share capital by 946,449 Class A common shares (corresponding to a nominal value of $9,464.49) as a result of the delivery of two of three eco MR product tanker vessels (TORM Beatrice and TORM Birgitte) acquired in Q1, 2023. After the capital increase, our share capital amounted to $843,953.19 divided into 84,395,317 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On June 7, 2023, we increased our share capital by 473,224 Class A common shares (corresponding to a nominal value of $4,732.24) as a result of the delivery of the final of three eco MR product tanker vessels (TORM Belis) acquired on Q1, 2023. After the capital increase, our share capital amounted to $848,685.43 divided into 84,868,541 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On December 1, 2023, we increased our share capital by 696,429 Class A common shares (corresponding to a nominal value of $6,964.29 as a result of the delivery of first of four eco MR product tanker vessels (TORM Diana) acquired in the fourth quarter of 2023. After the capital increase, our share capital amounted to $855,649.72 divided into 85,564,970 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On December 19, 2023, we increased our share capital by 660,714 Class A common shares (corresponding to a nominal value of $6,607.14) as a result of the delivery of the second of four eco MR product tanker vessels (TORM Dagmar) acquired in he fourth quarter of 2023. After the capital increase, our share capital amounted to $862,256.86 divided into 86,225,684 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On January 5, 2024, we increased our share capital by 1,313,482 Class A common shares (corresponding to a nominal value of $13,134.82) as a result of the increase in 660,714 Class A common shares (corresponding to a nominal value of $6,607.14) as a result delivery of the third of four eco MR product tanker vessels (TORM Denise) acquired in the fourth quarter of 2023 and the increase in 652,768 Class A common shares (corresponding to a nominal value of $6,527.68) as a result of the first of eight eco LR2 product tanker vessels (TORM Gwendolyn) acquired in the fourth quarter of 2023. After the capital increase, our share capital amounted to $875,391.68 divided into 87,539,166 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On January 11, 2024, we increased our share capital by 1,284,791 Class A common shares (corresponding to a nominal value of $12,847.91) as a result of the increase in 660,714 Class A common shares (corresponding to a nominal value of $6,607.14) as a result delivery of the final of four eco MR product tanker vessels (TORM Danica) acquired in the fourth quarter of 2023 and the increase in 624,077 Class A common shares (corresponding to a nominal value of $6,240.77) as a result of the second of eight eco LR2 product tanker vessels (TORM Gabriella) acquired in the fourth quarter of 2023. After the capital increase, our share capital amounted to $888,239.59 divided into 88,823,957 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On January 16, 2024, we increased our share capital by 638,013 Class A common shares (corresponding to a nominal value of $6,380.13) as a result of the increase in 616,746 Class A common shares (corresponding to a nominal value of $6,167.46) as a result of the third of eight eco LR2 product tanker vessels (TORM Gwyneth) acquired in the fourth quarter of 2023 and as a result of the increase in 21,267 Class A common shares (corresponding to a nominal value of $212.67) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $894,619.72 divided into 89,461,970 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On January 24, 2024, we increased our share capital by 1,237,266 Class A common shares (corresponding to a nominal value of $12,372.66) as a result of the increase in 1,223,088 Class A common shares (corresponding to a nominal value of $12,230.88) as a result of the fourth and fifth of eight eco LR2 product tanker vessels (TORM Ganga and TORM Gitte) acquired in the fourth quarter of 2023 and as a result of the increase in 14,178 Class A common shares (corresponding to a nominal value of $141.78) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $906,992.38 divided into 90,699,236 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On January 30, 2024, we increased our share capital by 23,198 Class A common shares (corresponding to a nominal value of $231.98) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $907,224.36 divided into 90,722,434 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On February 8, 2024, we increased our share capital by 6,905 Class A common shares (corresponding to a nominal value of $69.05) as a result of the exercise of a corresponding number of restricted share units, or RSUs. After the capital increase, our share capital amounted to $907,293.41 divided into 90,729,339 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

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

In 2021, the Board agreed to grant a total of 1,099,919 to other members of the Senior Management Team (the “2021 RSUs”). The 2021 RSUs were issued. The 2021 RSUs were issued on the same vesting terms as the 2018, 2019 and 2020 RSUs and had an exercise price of DKK 53.5 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before March 1, 2021, the date of publication of the Annual Report 2020, plus a premium of 15%. The exercise period for vested RSUs will be 360 days.

In 2022, the Board agreed to grant a total of 1,137,770 to other members of the Senior Management Team (the “2022 RSUs”). The 2022 RSUs were issued. The 2022 RSUs were issued on the same vesting terms as the 2018, 2019, 2020 and 2021 RSUs and had an exercise price of DKK 58.0 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before March 2, 2022, the date of publication of the Annual Report 2021, plus a premium of 15%. The exercise period for vested RSUs will be 360 days.

In 2023, the Board agreed to grant a total of 1,248,153 to other members of the Senior Management Team (the “2023 RSUs”). The 2023 RSUs were issued on the same vesting terms as the 2018, 2019, 2020, 2021 and 2022 RSUs and had an exercise price of DKK 220.6 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before March 16, 2023, the date of publication of the Annual Report 2022, plus a premium of 15%. The exercise period for vested RSUs will be 360 days.

Also in 2023, the Board agreed to grant a total of 1,333,222 to other members of the Senior Management Team (the “2023 Additional RSUs”). The 2023 Additional RSUs will vest on March 1, 2026 and had an exercise price of $0.01 at the time of allocation.

As of December 31, 2023, 4,417,688 RSUs outstanding. 660,122 of the 2018 RSUs, 695,478 of the 2019 RSUs, 638,039 of the 2020 RSUs, 832,518 of the 2021 RSUs and 435,952 of the 2022 RSUs have been exercised. Based on the Black-Scholes model, the theoretical market value of the RSU allocations in 2018, 2019, 2020, 2021, 2022 and 2023, around the time of issuance, was calculated at $2.3 million, $1.5 million, $1.3 million, $3.0 million, $2.7 million and $64.8 million, respectively. See “Item 6. Directors, Senior Management and Employees-B. Compensation” and “-E. Share Ownership”.

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
We do not expect that we or our subsidiaries to qualify for exemption from tax under Section 883 of the Code, although we and our subsidiaries may qualify in the future if there is a change in our capital structure. See below for a discussion of the requirements for qualification under Section 883.

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
•we and each such subsidiary is organized in a “qualified foreign country” which, as defined, is a foreign country that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as the “country of organization requirement”; and either
•more than 50% of the value of our stock is owned actually or constructively under specified attribution rules by “qualified shareholders” (which as defined includes, among other things, individuals who are “residents” of qualified foreign countries and corporations that are organized in qualified foreign countries and meet the Publicly-Traded Test discussed immediately below), which we refer to as the “50% Ownership Test,” or
•our stock is “primarily” and “regularly” traded on an “established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations or in the United States, which we refer to as the “Publicly-Traded Test”.
As the IRS has recognized the United Kingdom, our country of incorporation, and each of the countries of incorporation of our subsidiaries, including Denmark, as a qualified foreign country in respect of the shipping income for which exemption is being claimed under Section 883, we and each of our subsidiaries satisfy the country of organization requirement. Therefore, each of our subsidiaries will be exempt from U.S. federal income tax with respect to our U.S. source shipping income if we satisfy either the “50% Ownership Test” or the “Publicly-Traded Test” and certain substantiation and reporting requirements are met, thereby allowing each of our subsidiaries to satisfy the 50% Ownership Test. We do not anticipate to satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below, and if we satisfy the Publicly-Traded Test, each of our subsidiaries can satisfy the 50% Ownership Test since each would be owned by a qualified shareholder for such purposes.
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
•we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

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
US Tonnage Tax Regime
TORM Tanker Corporation has elected to be treated under the tonnage tax regime in the U.S. with respect to its income derived from qualifying shipping activities based on the net tonnage of the corporation’s qualifying U.S. flagged vessels.

Pursuant to this regime, TORM’s vessel-owning corporation in the U.S. will be subject to U.S. tax based predominantly upon the net tonnage of the vessels rather than income generated from operating the vessels (i.e., operating income). Based upon the net tonnage of our current U.S. vessels and the applicable rate of taxation, our U.S. subsidiary is liable for approximately $2,131 of U.S. tonnage tax for the year ended December 31, 2023.
In the event that tonnage tax schemes or other tax laws are changed in the future, our overall tax burden could increase, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

U.S. Federal Income Taxation of U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is a U.S. citizen or resident for U.S. federal income tax purposes, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person.
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
If the sale of our common shares is subject to withholding or other foreign taxes, such as a non-resident capital withholding tax, it is possible that the foreign taxes may not be creditable, but instead be deductible if the taxpayer itemizes his or her deductions. Investors should consult their tax advisors in this regard.

Passive Foreign Investment Company Status and Significant U.S. Federal Income Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. shareholder in such foreign corporation if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:
•at least 75% of the corporation’s gross income for such taxable year consists of passive income (for example dividends, interest, capital gains and rents derived from other than in the active conduct of a rental business), or

•at least 50% of the average value of the assets held by the corporation during such taxable year produces, or is held for the production of, passive income, which we refer to as “passive assets”.
For purposes of determining whether we are a PFIC, cash will generally be treated as an asset held for the production of passive income. Income earned or deemed earned by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless we are treated under specific rules as deriving the rental income in the active conduct of a rental business. Also, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the assets and as receiving directly our proportionate share of the income of any corporation in which we own at least 25% by value of the stock of such corporation.
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
We believe there is substantial legal authority supporting our position consisting of the Code, legislative history, case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is no direct legal authority under the PFIC rules addressing our specific method of operation, and there is authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure that the nature or extent of our operations, or the composition of our income or assets, will not change and that we will not become a PFIC in the future.
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
U.S. Federal Income Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder”, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder with respect to its commons shares. No portion of such inclusions of ordinary earnings will be entitled to the preferential U.S. federal income tax rates applicable to certain dividends discussed above. Net capital gain inclusions of certain non-corporate U.S. holders may be eligible for preferential capital gains rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder can generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any taxable year that our company is a PFIC by filing an IRS Form 8621 with his U.S. federal income tax return. If we became aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder who is treated as constructively owning shares in any of our subsidiaries which are treated as PFICs would be required to make a separate QEF election with respect to each such subsidiary when we are a PFIC.
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
•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;
•the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income and would not be entitled to the preferential U.S. federal income tax rates applicable to certain dividends discussed above; and
•the amount allocated to each of the other taxable years would be subject to tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
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
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, and payment of the gross proceeds on a sale or other disposition of our common shares, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to “backup withholding” if you are a non-corporate U.S. Holder and you:
•fail to provide an accurate taxpayer identification number;
•are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or
•in certain circumstances, fail to comply with applicable certification requirements.
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
Changes in Global Tax Laws

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the EU, G8, G20 and Organization for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two). As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries, including the United Kingdom, have either adopted implementing legislation or are in the process of drafting such legislation. Any new tax law in a jurisdiction where we conduct business or pay tax could have a negative effect on our company.

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
Corporate Shareholders
Shareholders within the charge to United Kingdom corporation tax which are “small companies” (for the purposes of United Kingdom taxation of dividends) will generally not expect to be subject to tax on dividends from the Company. A “small company” for the purposes of United Kingdom taxation of dividends means broadly a company that is a micro or small enterprise as defined in the Annex to Commission Recommendation 2003/361/EC of May 6, 2003 subject to certain exceptions.
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
Following the European Court of Justice decision in HSBC Holdings Plc and Vidacos Nominees Ltd v The Commissioners for Her Majesty’s Revenue & Customs (C-569/07) and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v The Commissioners for Her Majesty’s Revenue & Customs (TC/2009/16584), HMRC has confirmed that 1.5% SDRT is no longer payable on new shares issued into a clearance service or depositary receipt system, nor on transfers to a clearance service or depositary receipt system where such transfers are integral to the raising of new capital. Following the United Kingdom’s exit from the European Union on January 31, 2020, the agreement for the withdrawal of the United Kingdom from the European Union provided for a transition period which ended on December 31, 2020. HMRC has confirmed that the 1.5% charge will remain disapplied, as described above, under the terms of the European Union (Withdrawal) Act 2018 following the end of the transition period. That this will remain the position until such time that the United Kingdom’s stamp taxes on shares legislation is amended. We recommend that advice is sought before any payment of the 1.5% charge is made.
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
DK-DK-2900 Hellerup, Denmark
Tel: +45 39 17 92 00
None of the information contained on our website is incorporated into or forms a part of this annual report.
I. Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
We intend to submit any annual report provided to shareholders in electronic format as an exhibit to a current report on Form 6-K. Please see “Item 19. Exhibits- Annual Report” for the sections of our Annual Report 2023 that are incorporated by reference into this annual report.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Reference is made to Note 24—”Risks Associated with TORM’s Activities” on pages 186-189 of our Annual Report 2023.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Senior Management Team, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.
We carried out an evaluation under the supervision, and with the participation of the Senior Management Team, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e) under the Securities Act of 1934) as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Senior Management Team, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) of the Exchange Act, the Senior Management Team of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Senior Management Team and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company’s assets that could have a material effect on the financial statements. The Senior Management Team has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2023 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, the Senior Management Team determined that the Company’s internal controls over financial reporting were effective as of December 31, 2023.
C. Attestation Report of the Registered Public Accounting Firm
The independent registered public accounting firm that audited the consolidated financial statements, EY Godkendt Revisionspartnerselskab, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, appearing on page F-79 of the financial statements filed as part of this annual report.
98

D. Changes in Internal Control Over Financial Reporting
There were no significant changes in our internal control over financial reporting during the year that ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Göran Trapp, who serves as the Chairman of our Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” in accordance with SEC rules.
ITEM 16B. CODE OF ETHICS
We have adopted a code of ethics, which we refer to as our Business Principles, which applies to all entities in the TORM Group and its employees (both shore-based and at sea), directors and officers. A copy of the Business Principles is filed herewith as Exhibit 11.1. We have also posted a copy of our Business Principles on our website at www.torm.com/responsibility/reports-and-policies. None of the information contained on this website is incorporated into or forms a part of this annual report. We will provide any person, free of charge with a copy of our Business Principles upon written request to our offices at: Tuborg Havnevej 18, DK-2900 Hellerup, Denmark.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The Company’s principal accountant for 2023 was EY Godkendt Revisionspartnerselskab (PCAOB ID: 1757).
Reference is made to Note 6—“Remuneration to Auditors Appointed at the Parent Company’s Annual General Meeting” on page 164 of our Annual Report 2023.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2023, no issuer or affiliate purchases of our equity securities were made.
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
Remuneration Committee. Nasdaq New York requires that a listed U.S. company have a remuneration committee consisting only of independent directors. Under English law and our Articles of Association, our Remuneration Committee is not required to consist entirely of independent directors. The United Kingdom Corporate Governance Code requires this committee to be comprised of independent directors and that the chairman of the Board of Directors not chair the Remuneration Committee, but we currently deviate from these requirements in that our Chairman of the Board, Christopher H. Boehringer, is also chair of our Remuneration Committee. For more information, see “Corporate Governance – Statement of Compliance with the United Kingdom Corporate Governance Code” on page 139 of our Annual Report 2023.
Audit Committee. Nasdaq New York requires, among other things, that a listed U.S. company have an audit committee comprised of three entirely independent directors under Rule 10A-3 promulgated under the Exchange Act. The United Kingdom Corporate Governance Code requires an audit committee to be comprised of three, or in the case of smaller companies, two, independent directors, but we may choose to deviate from this requirement in the future as long as we explain why in our annual report. Currently, our Audit Committee is comprised of our three independent directors.
Executive Sessions. Nasdaq New York requires that the independent directors of a U.S.-listed company have regularly scheduled meetings at which only independent directors are present, or executive sessions. The United Kingdom Corporate Governance Code requires that our Chairman hold meetings with non-executive directors without the executives present and that, led by the senior independent director, the non-executive directors meet without the Chairman present at least annually to appraise the Chairman’s performance and on such other occasions as necessary.
Shareholder Approval of Securities Issuances. Nasdaq New York requires that a listed U.S. company obtain the approval of its shareholders prior to issuances of securities under certain circumstances. In lieu of this requirement, we have elected to follow applicable practices of England and Wales for authorizing issuances of securities, which generally require (i) shareholder approval (a) by ordinary resolution to grant the directors authority to allot shares and (b) by special resolution to grant the directors authority to allot shares free of pre-emption rights (which approvals have already been granted by shareholders pursuant to the Company’s shareholders resolutions dated March 15, 2016 and renewed pursuant to the Company’s shareholders resolutions dated April 15, 2020), that will apply until the close of business on April 14, 2025; (ii) board approval and, in addition, (iii) particular board approval in certain circumstances specific to the Company including pursuant to articles 8 and 137 of the Company’s articles of association, but these practices do not follow additional corporate governance guidelines that would apply to companies listed on the Main Board of the London Stock Exchange.
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
Disclosure of Third-Party Director and Nominee Compensation. Nasdaq New York requires U.S. companies to disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company (a “Third Party”), relating to compensation or other payment in connection with such person’s candidacy or service as a director of the Company, except for such agreements and arrangements that (i) relate only to reimbursement of expenses in connection with candidacy as a director; (ii) existed prior to the nominee’s candidacy and the nominee’s relationship with the Third Party has been publicly disclosed in certain filings under the Exchange Act; or (iii) have been disclosed in certain other filings applicable to domestic issuers. Under the UK Companies Act, directors have a statutory duty not to accept benefits from third parties conferred by reason of (a) his or her being a director or (b) his or her doing (or not doing) anything as a director. However, as this is a general statutory duty of the directors, the Company may give authority for the receipt of benefits from third parties which would otherwise be a breach of duty. Such benefits would have to be consistent with the approved directors’ remuneration policy or, if not, would need to be specifically approved by the shareholders at a general meeting. Directors additionally have a statutory duty to avoid conflicts of interest under the UK Companies Act and should declare any interests in agreements or arrangements which could give rise to such conflict so that non-conflicted directors can make judgment as to whether a conflict has arisen and/or authorize such conflict.
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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
Our Board of Directors has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our directors, Senior Management Team and employees. A copy of our insider trading policy is included as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

Risk management and strategy

The Company has established cybersecurity policies to process cybersecurity threats from the crisis management phase whereby the Company conducts severity and materiality assessments to the disclosure phase. The purpose of these procedures is to ensure that TORM complies with statutory and regulatory requirements such as the: (i) Commission’s cybersecurity policy requiring registrants to disclose material cybersecurity incidents on Form 6-K and to disclose on an annual basis material information regarding its cybersecurity risk management, strategy and governance on Form 20-F; and (ii) Network and Information Security Directive 2 (NIS2 Directive) from the EU which aims to achieve a high common level of cybersecurity across Member States.

These policies are intended to apply to all cybersecurity incidents with material or critical risk impact to the Company’s employees, assets and third parties, including customers, external consultants, vendors, and suppliers. An incident (or collection of related incidents) is considered material if there is a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision, or if it would have significantly altered the ‘total mix’ of information made available.

IT Security Policies

The Company’s IT Security Policy is based on ISO27001:2022. The purpose of the IT Security Policy is to preserve the confidentiality, integrity, and availability of systems and data used by TORM, to reduce the risk of information security incidents, and to ensure compliance with relevant legislation.

The Company has also implemented a cybersecurity incident response policy based on the SANS (Sysadmin Audit, Network and Security) incident response framework. The purpose of the incident response policy is to ensure that TORM detects, responds to and reports security incidents to minimize impact, prevent foreseen future incidents and to comply with regulatory requirements.

To proactively manage cybersecurity risks, the Company has defined an IT risk management policy based on ISO27005 and integrated the following procedures: (i) Crisis Management Procedure; (ii) Business Continuity Procedure; (iii) Disaster Recovery Procedure; (iv) Disclosure Procedure, and (v) Data Breach Response.

To ensure that the Company can comprehensively respond to cybersecurity incidents, the Company has developed and maintained certain procedures including, but not limited to, identifying, and maintaining inventory of critical IT systems, securing defined lines of communication, providing employees with cybersecurity awareness training and testing incident response procedures annually. The Company has also established an identification, containment, eradication and recovery, and post-incident evaluation procedures.

The Company has established a detection procedure whereby it deploys a monitoring system and threat detection and prevention system, notifies Group IT and Vessel IT of incidents that should be investigated and assessed and analyzes events from correlated data from multiple systems. Additionally, the Company shall attempt to contain the incident’s impact and intend to remediate or remove any malware or other artifacts introduced by the attacks. In case a significant cybersecurity incident occurs, the Company shall compile a detailed examination and discussion of the events, no later than two weeks after the incident.

In addition to the Company’s cybersecurity incident response policy described above, TORM has implemented a third-party management policy which is based on COBIT V4 (Control Objectives for Information and Related Technologies) control objectives (the “IT Operations Policy”). The IT Operations Policy applies to any third-party person, independent consultant, organization, or legal entity, including supplier, vendors, or business partners with whom TORM contracts for IT products and services. The Company performs due diligence on its third-party management to ensure that the performance of the supplier, IT security measures and third-party risks are regularly reviewed and assessed.

Governance

The head of Group IT is responsible for keeping the IT security policy and the IT Risk Management Policy updated and communicated to relevant stakeholders in the TORM Group. Furthermore, it is the head of Group IT’s responsibility to ensure that these policies are reviewed at least once a year and reapproved by the Risk Committee of the Board of Directors.

Under the IT Risk Management Policy, cybersecurity risks are identified and evaluated based on an evaluation of threat scenarios, critical assets, vulnerabilities, threats and existing controls. Based on the risk assessment, risks are prioritized for risk treatment to comply with the defined risk appetite and exceptions are escalated to the risk owner (the Chief Financial Officer) for approval. Cybersecurity risks are being continuously monitored and the risk registers for vessels and office are being reviewed on an annual basis. Head of Group IT annually reports on risks and approved exceptions to the Senior Management Team and the Risk Committee.

Our Chief Financial Officer has the overall risk ownership and accountability to control such risk. Our Chief Financial Officer formulates cybersecurity strategies and drives initiatives, and together with the Head of Group IT, set targets, assesses risks, develop policies and procedures, and execute our cybersecurity efforts. Our Chief Financial Officer regularly reports to the Risk Committee and the overall Board of Directors, which ultimately oversees cybersecurity risks and initiatives. The Risk Committee monitors the progress of TORM’s cybersecurity efforts and together with the Chief Financial Officer ensures integrity of reporting. The Risk Committee reports to the Board of Directors at each Risk Committee meeting.

Management’s cyber security experience

The Head of Group IT has more than 10 years of experience in IT management hereof five in roles as chief information officer and Head of IT with enterprise responsibility for information security. Apart from this, the Head of Group IT is Certified in Cybersecurity (CC) from ISC2), is part of different chief information security officer (CISO) forums and is attending the NIS2 Executive Program by Bech-Bruun.

The Chief Financial Officer has extensive experience from senior positions in banking and from heading up the Company’s IT and Risk Management Division for more than five years. The Chief Financial Officer is responsible for IT, as well as Risk Management, and has focused intensively on information security, including cyber security, and is following a designated NIS2 Executive Program.

The Chief Executive Officer has extensive experience from senior management positions in the shipping industry for over 25 years. As Chief Executive Officer and a member of the Board of Directors, he has had the overall managerial responsibility for the Company’s information security, and he has been closely involved in designing the Company’ Risk Management set-up and procedures. The Chief Executive Officer has been closely involved in designing cybersecurity training for the Company’s Board of Directors.

The ongoing increase in the cyber security risk has and will add to the competence requirements of the management and the Board of Directors of TORM. To cater for the increased focus on cyber security the Company has hired a Chief Information Security Officer (CISO) to head the IT risk and security team in Group IT.

Cybersecurity Threats

For the year ended December 31, 2023 through the date of this annual report, the Company is not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see “Item 3. Key Information—D. Risk Factors—'Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our reputation, future performance, results of operations, cash flows and financial position.’”

PART III.
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The financial statements required by this item accompany this annual report in the form of our Annual Report 2023 (see Item 19).

ITEM 19.    EXHIBITS
Annual Report
The following pages from our Annual Report 2023, furnished to the SEC on Form 6-K, dated March 07, 2024, are incorporated by reference into this annual report on Form 20-F. The content of quotations, websites and other sources referenced on these pages of the Annual Report 2023 are not incorporated by reference into this Form 20-F.

Section	Page(s) in the Annual Report 2023
Key Figures	3
2023 in Review	7-8
Business Model and Strategic Choices	9-21
Environmental, social and governance issues	23-62
Market Review	64-65
Market Drivers and Outlook	66-67
TORM Fleet Development	70
Financial Review 2023—Liquidity and Cash Flow; Assessment of Impairment of Assets; Primary Factors Affecting Results of Operations	72-80
Corporate Governance—Board of Directors; Board and Committee Meeting Attendance	96-97
Board of Director Committee Reports	100-121
Investor Information—Distribution Policy	133
Directors’ Report—Share Capital	137
Glossary	219-225

List of Exhibits

1.1	Memorandum and Articles of Association(1)
2.1	Form of Class A Common Share Certificate(1)
2.2	B Share Minority Trust Deed, dated May 30, 2016(1)
2.3	Equity Warrant Instrument, dated March 15, 2016(1)
2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934(4)
4.1	TORM plc 2018 Management Long-Term Incentive Plan(3)
4.2	TORM plc 2019 Management Long-Term Incentive Plan(4)
4.3	TORM plc 2020 Management Long-Term Incentive Plan(5)
4.4	TORM plc 2021 Management Long-Term Incentive Plan(6)
4.5	TORM plc 2022 Management Long-Term Incentive Plan(7)
4.6	TORM plc 2023 Management Long-Term Incentive Plan
8.1	List of Subsidiaries
11.1	TORM’s Business Principles(2)
11.2	TORM's Insider Trading Policy
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of EY Godkendt Revisionspartnerselskab
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase
104.Cover	Interactive data file (formatted as inline XBRL and contained in Exhibit 101)

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
(5) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 1, 2021, and incorporated by reference herein
(6) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 23, 2022, and incorporated by reference herein
(7) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 16, 2023, and incorporated by reference herein

Financial Statements

Consolidated Income Statement
January 01 - December 31

USD '000	Note	2023	2022	2021
Revenue	3,4	1,520,393	1,443,351	619,532
Port expenses, bunkers, commissions, and other cost of goods and services sold		(430,313)	(459,468)	(240,937)
Operating expenses	5	(215,968)	(202,098)	(190,471)
Profit from sale of vessels	27	50,377	10,165	—
Administrative expenses	5,6	(82,932)	(55,005)	(51,542)
Other operating income and expenses		6,355	5,992	414
Share of profit/(loss) from joint ventures		—	152	(104)
Impairment losses on tangible assets	8,10,27	—	(2,647)	(4,645)
Depreciation and amortization	7,8,9	(149,311)	(139,023)	(130,851)
Operating profit (EBIT)		698,601	601,419	1,396

Financial income	12	14,259	4,037	241
Financial expenses	12	(60,858)	(48,793)	(42,382)
Profit/(loss) before tax		652,002	556,663	(40,745)

Tax	16	(4,035)	5,911	(1,344)
Net profit/(loss) for the year		647,967	562,574	(42,089)

Net profit/(loss) for the year attributable to:
TORM plc shareholders		648,265	562,754	(42,089)
Non-controlling interest		(298)	(180)	—
Net profit/(loss) for the year		647,967	562,574	(42,089)

Earnings per share for TORM plc shareholders
Basic earnings/(loss) per share (USD)	31	7.75	6.92	(0.54)
Diluted earnings/(loss) per share (USD)	31	7.48	6.80	(0.54)

Consolidated Statement of Comprehensive Income
January 01 - December 31

USD '000	2023	2022	2021
Net profit/(loss) for the year	647,967	562,574	(42,089)

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	(89)	(531)	(209)
Reclassification of exchange rate adjustments on disposal of joint venture	—	51	—
Fair value adjustment on hedging instruments	3,076	54,851	8,455
Fair value adjustment on hedging instruments transferred to income statement	(21,975)	1,739	8,667
Tax on other comprehensive income	4,640	(13,162)	—

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	19	—	(8)
Other comprehensive income/(loss) after tax	(14,329)	42,948	16,905

Total comprehensive income/(loss) for the year	633,638	605,522	(25,184)

Total comprehensive income/(loss) for the year attributable to:
TORM plc shareholders	633,989	605,607	(25,184)
Non-controlling interest	(351)	(85)	—
Total comprehensive income/(loss) for the year	633,638	605,522	(25,184)

Consolidated Balance Sheet
As of December 31

USD '000	Note	2023	2022	2021
ASSETS

Intangible assets
Goodwill	7,10,33	1,795	1,835	—
Other intangible assets	7	1,852	1,941	—
Total intangible assets		3,647	3,776	—

Tangible fixed assets
Land and buildings	8,9	5,500	3,814	4,824
Vessels and capitalized dry-docking	8,9,10,20	2,070,189	1,855,903	1,937,791
Prepayments on vessels	8	85,975	—	11,996
Other non-current assets under construction		4,161	—	—
Other plant and operating equipment	8	4,353	5,573	6,327
Total tangible fixed assets		2,170,178	1,865,290	1,960,938

Financial assets
Investments in joint ventures		76	76	1,473
Loan receivables	11	4,523	4,570	4,617
Deferred tax asset	16	432	555	651
Other investments		1	197	1
Total financial assets		5,032	5,398	6,742

Total non-current assets	3	2,178,857	1,874,464	1,967,680

Current assets
Inventories		61,744	72,033	48,812
Trade receivables	13	211,015	259,479	83,968
Other receivables	14	60,502	74,026	39,966
Prepayments	15	15,186	10,371	5,624
Cash and cash equivalents incl. restricted cash	32	295,628	323,803	171,733
Current assets excluding assets held for sale		644,075	739,712	350,103

Assets held for sale	27	47,215	—	13,216

Total current assets		691,290	739,712	363,319

TOTAL ASSETS		2,870,147	2,614,176	2,330,999

USD '000	Note	2023	2022	2021
EQUITY AND LIABILITIES
Equity
Common shares	17	862	823	812
Share premium		260,000	167,531	159,558
Treasury shares	17	(4,235)	(4,235)	(4,235)
Hedging reserves		25,611	39,870	(3,559)
Translation reserves		(474)	(439)	137
Retained profit		1,382,221	1,297,774	899,467
Equity attributable to TORM plc shareholders		1,663,985	1,501,324	1,052,180
Non-controlling interest	33	1,998	2,350	—
Total equity		1,665,983	1,503,674	1,052,180

Liabilities
Non-current liabilities
Non-current tax liability related to held-over gains	16	45,176	45,176	45,176
Deferred tax liability	16	3,580	6,082	—
Borrowings	9,19,20,22	886,897	849,818	926,450
Other non-current liabilities	18	3,015	3,038	—
Total non-current liabilities		938,668	904,114	971,626

Current liabilities
Borrowings	9,19,20,22	172,665	117,107	208,951
Trade payables	22	43,053	48,502	35,332
Current tax liabilities		650	1,953	929
Other liabilities	18,22	45,197	31,141	43,681
Provisions	30	564	6,800	18,300
Prepayments from customers		3,367	885	—
Total current liabilities		265,496	206,388	307,193

Total liabilities		1,204,164	1,110,502	1,278,819

TOTAL EQUITY AND LIABILITIES		2,870,147	2,614,176	2,330,999

Consolidated Statement of Changes in Equity
January 01 - December 31

USD '000	Common shares	Share premium	Treasury shares ¹⁾	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of January 01, 2021	748	102,044	(4,235)	(20,681)	346	939,247	1,017,469	—	1,017,469

Comprehensive income/loss for the year:
Net profit/(loss) for the year	—	—	—	—	—	(42,089)	(42,089)	—	(42,089)
Other comprehensive income/(loss) for the year²⁾	—	—	—	17,122	(209)	(8)	16,905	—	16,905
Tax on other comprehensive income	—	—	—	—	—	—	—	—	—
Total comprehensive income/(loss) for the year	—	—	—	17,122	(209)	(42,097)	(25,184)	—	(25,184)

Capital increase ³⁾	64	57,799	—	—	—	—	57,863	—	57,863
Transaction costs of capital increase	—	(285)	—	—	—	—	(285)	—	(285)
Share-based compensation	—	—	—	—	—	2,317	2,317	—	2,317
Dividend paid	—	—	—	—	—	—	—	—	—
Total changes in equity 2021	64	57,514	—	17,122	(209)	(39,780)	34,711	—	34,711

Non-controlling interest arising on acquisition	—	—	—	—	—	—	—	—	—
Equity as of December 31, 2021	812	159,558	(4,235)	(3,559)	137	899,467	1,052,180	—	1,052,180

Comprehensive income/loss for the year:
Net profit/(loss) for the year	—	—	—	—	—	562,754	562,754	(180)	562,574
Other comprehensive income/(loss) for the year ²⁾	—	—	—	56,591	(576)	—	56,015	95	56,110
Tax on other comprehensive income	—	—	—	(13,162)	—	—	(13,162)	—	(13,162)
Total comprehensive income/(loss) for the year	—	—	—	43,429	(576)	562,754	605,607	(85)	605,522

Capital increase ³⁾	11	8,004	—	—	—	—	8,015	—	8,015
Transaction costs of capital increase	—	(31)	—	—	—	—	(31)	—	(31)
Share-based compensation	—	—	—	—	—	2,211	2,211	—	2,211
Dividend paid	—	—	—	—	—	(166,658)	(166,658)	—	(166,658)
Total changes in equity 2022	11	7,973	—	43,429	(576)	398,307	449,144	(85)	449,059

Non-controlling interest arising on acquisition	—	—	—	—	—	—	—	2,435	2,435
Equity as of December 31, 2022	823	167,531	(4,235)	39,870	(439)	1,297,774	1,501,324	2,350	1,503,674

Consolidated Statement of Changes in Equity
January 01 - December 31

USD '000	Common shares	Share premium	Treasury shares ¹⁾	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total
Equity as of January 01, 2023	823	167,531	(4,235)	39,870	(439)	1,297,774	1,501,324	2,350	1,503,674

Comprehensive income/(loss) for the year:
Net profit/(loss) for the year	—	—	—	—	—	648,265	648,265	(298)	647,967
Other comprehensive income/(loss) for the year ²⁾	—	—	—	(18,899)	(35)	19	(18,915)	(54)	(18,969)
Tax on other comprehensive income	—	—	—	4,640	—	—	4,640	—	4,640
Total comprehensive income/(loss) for the year	—	—	—	(14,259)	(35)	648,284	633,990	(352)	633,638

Capital increase ³⁾	39	92,635	—	—	—	—	92,674	—	92,674
Transaction costs of capital increase	—	(166)	—	—	—	—	(166)	—	(166)
Share-based compensation	—	—	—	—	—	22,547	22,547	—	22,547
Dividend paid	—	—	—	—	—	(586,384)	(586,384)	—	(586,384)
Total changes in equity 2023	39	92,469	—	(14,259)	(35)	84,447	162,661	(352)	162,309

Non-controlling interest arising on acquisition	—	—	—	—	—	—	—	—	—
Equity as of December 31, 2023	862	260,000	(4,235)	25,611	(474)	1,382,221	1,663,985	1,998	1,665,983

¹⁾ Please refer to Note 17 for further information on treasury shares.
²⁾ Please refer to "Consolidated Statement of Comprehensive Income".
³⁾ Please refer to Note 17 for further information on capital increases during the year.

Consolidated cash flow statement
January 01 - December 31

USD '000	Note	2023	2022	2021
Cash flow from operating activities
Net profit/(loss) for the year		647,967	562,574	(42,089)

Adjustments:
Profit from sale of vessels		(50,377)	(10,165)	—
Depreciation and amortization	7,8	149,311	139,023	130,851
Impairment losses on tangible assets	7,10,27	—	2,647	4,645
Share of profit/(loss) from joint ventures		—	(152)	104
Financial income	12	(14,259)	(4,037)	(241)
Financial expenses	12	60,858	48,793	42,382
Tax expenses/(income)	16	4,035	(5,911)	1,344
Other non-cash movements	28	14,557	(3,691)	1,350

Dividends received from joint ventures		—	—	275
Interest received and realized exchange gains		14,259	4,037	241
Interest paid and realized exchange losses		(65,995)	(49,631)	(41,046)
Income taxes paid		(3,123)	(658)	(1,379)
Change in inventories, receivables and payables, etc.	28	47,817	(180,915)	(48,489)

Net cash flow from operating activities		805,050	501,914	47,948

USD '000	Note	2023	2022	2021
Cash flow from investing activities
Investment in tangible fixed assets ¹⁾		(509,630)	(119,344)	(319,787)
Investment in intangible fixed assets		(563)	(618)	—
Acquisition of subsidiaries, net of cash acquired	33	—	1,070	—
Sale of tangible fixed assets	27	166,362	106,623	10,033
Change in restricted cash		(26,738)	23,542	19,161

Net cash flow from investing activities		(370,569)	11,273	(290,593)

Cash flow from financing activities
Proceeds, borrowings	11,19	676,374	96,254	548,817
Repayment, borrowings	19	(585,404)	(275,155)	(253,420)
Dividend paid		(586,384)	(166,658)	—
Capital increase ¹⁾	17	6,187	8,015	2,863
Transaction costs share issue		(167)	(31)	(285)

Net cash flow from financing activities		(489,394)	(337,575)	297,975

Net cash flow from operating, investing, and financing activities		(54,913)	175,612	55,330

Cash and cash equivalents as of January 01		320,456	144,844	89,514

Cash and cash equivalents as of December 31		265,543	320,456	144,844

Restricted cash as of December 31	32	30,085	3,347	26,889
Cash and cash equivalents, including restricted cash as of December 31		295,628	323,803	171,733

¹⁾ In 2023, the share capital was increased by USD 92.7m (2022: USD 8.0m, 2021: USD 57.9m) including a USD 86.5m (2022: USD 0.0m, 2021:USD 55.0m) non-cash share issue in relation to the acquisition of five (2022: zero, 2021:eight) vessels. Please refer to Note 17 for further reference.

Notes to the consolidated financial statements

NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Overview of Business
TORM plc is a shipping company that primarily owns and operates a fleet of product tankers and is engaged in the marine exhaust industry. TORM plc is a public company limited by shares and is incorporated in England and Wales. Its registered number is 09818726, and its registered address is Office 105, 20 St Dunstan’s Hill, London, EC3R 8HL, United Kingdom. Unless otherwise indicated, the terms “TORM plc”and "Parent Company" refers solely to TORM plc and the terms “we”, “us”, “our”, the ”Company”, and the “Group” refer to TORM plc and its consolidated subsidiaries, which include TORM A/S.
TORM plc is listed on the stock exchanges Nasdaq in Copenhagen, Denmark, and on Nasdaq in New York, the United States.
Basis of Preparation
The consolidated financial statements of the Group have been prepared in accordance with UK-adopted International Accounting Standards (“UK-adopted IAS”). The consolidated financial statements are also prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”), as applied to financial periods beginning on or after January 01, 2023 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.
The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention, except where fair value accounting is specifically required by IFRS.
The functional currency of the Company is USD, and the Company applies USD as the presentation currency in the preparation of the consolidated financial statements.
Going Concern
As of December 31, 2023, TORM’s available liquidity including undrawn and committed facilities was USD 638m, including a total cash position of USD 296m (including cash held for dividend payment). TORM’s net interest-bearing debt was USD 773m, and the net debt loan-to-value ratio was 27.6% (Tanker segment only and before dividend payment related to Q4 2023). Further information on TORM’s objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in note 24 to the financial statements. The principal risks and uncertainties facing TORM are set out on pages 82-86.
TORM monitors our funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements, including newbuilding and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in note 2 to the financial statements.
A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The changed geopolitical situation has so far been positive for the product tanker market, and TORM’s base case assumes that this positive sentiment related to freight rates and vessel values will continue throughout 2024. TORM monitors the general development in the geopolitical situation with current focus on the development of the conflict between Hamas and Israel, the Red Sea conflict, and potential effects on the product tanker market from those conflicts. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.
TORM performs sensitivity calculations to reflect downside scenarios including, but not limited to, future freight rates and vessel valuations, in order to identify risks to future liquidity and covenant compliance and to enable the Management to take corrective actions, if required. The downside scenarios cover the principal risks and uncertainties facing TORM as set out on pages 82-86 and include different distressed outlooks for the product tanker market. In a low case scenario, The Management has stressed freight rates to the lowest rolling four-quarter average since 2000 on a per vessel class basis and a decline in vessel values. In such a scenario, TORM maintains sufficient headroom for liquidity and covenants.

NOTE 1 – continued
The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for the period until March 31, 2025. TORM’s cash flow forecast and expected covenant compliance are based on the Business Plan approved by the Board of Directors. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue the operational existence and comply with our financial covenants for the period until March 31, 2025. Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.
Adoption of New or Amended IFRS Standards
TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2023:
•IFRS 17 Insurance Contracts
•IAS 12 amendments Deferred Tax related to Assets and liabilities arising from a Single Transaction
•IAS 12 amendments International Tax Reform – Pillar Two Model Rules
•IAS 8 amendments Definition of Accounting Estimates
•IAS 1 and IFRS Practice Statement 2 amendments Disclosure of Accounting Policies

The amendments on International Tax Reform Pillar Two Model Rules introduce a mandatory exception in IAS 12 ‘Income Taxes’ to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
For the remaining new standards and amendments, it is assessed that application of these effective on January 01, 2023 has not had any material impact on the consolidated financial statements in 2023.
Accounting Standards and Interpretations Not Yet Adopted
IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC) which have not yet come into effect:
•Amendments to IAS 1 Presentation of Financial Statements (January 2024)
•Amendments to IFRS 16 Lease Liability in a Sale and Leaseback (January 2024)
•Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements (January 2024)
•Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (January 2025)
•IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture issued in September 2014 (deferred indefinitely)

TORM has assessed the accounting standards and interpretations not yet adopted, and TORM does not expect the new standards to have any material impact on neither TORM’s figures nor the disclosures.

NOTE 1 – continued
Accounting Policies
The Group’s material accounting policy information is provided below. In addition to this, specific accounting policies are described in each of the individual notes to the consolidated financial statements as outlined in the following notes:
•Segment reporting
•Revenue from contracts with customers
•Staff costs
•Intangible assets
•Tangible fixed assets
•Leasing
•Impairment
•Loan receivables
•Financial items
•Trade receivables
•Tax
•Other liabilities
•Borrowings
•Derivative financial instruments
•Provisions
•Earnings per share
•Business combinations

Consolidation Principles
The consolidated financial statements comprise the financial statements of the parent company, TORM plc and entities controlled by the Company and its subsidiaries. Control is achieved when the Company has all the following:
•Power over the investee
•Exposure, or rights, to variable returns from its involvement with the investee
•The ability to use its power over the investee to affect the amounts of the investor’s returns
TORM reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities unilaterally. The Company considers all facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:
•The size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders
•Potential voting rights held by the Company, other vote holders, or other parties
•Rights arising from other contractual arrangements
•Any additional facts and circumstances which indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time when decisions need to be made, including voting pattern at previous shareholders’ meetings
Entities in which the Group exercises significant but not controlling influence are regarded as associated companies and are accounted for using the equity method.
Companies which are managed jointly by agreement with one or more companies and therefore are subject to joint control (joint ventures) are accounted for using the equity method.

NOTE 1 – continued
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
Income Statement
Port expenses, bunkers, and commissions and other costs of goods and services sold
Port expenses, bunker fuel consumption, commissions, and other costs of goods sold are recognized as incurred. To the extent that the costs are recoverable, costs directly attributable to relocate the vessel to the load port are capitalized and amortized over the course of the transportation period.
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
Dividend
Interim dividends are recognized when paid. Any year-end dividend is recognized as a liability at the date of approval at the AGM.
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

NOTE 1 – continued
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
Critical Accounting Estimates and Judgements
The preparation of financial statements in accordance with IFRS requires the Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if the estimate requires the Management to make assumptions about matters subject to significant uncertainty, if different estimates could reasonably have been used, or ifchanges in the estimate that would have a material impact on the Company’s financial position or results of operations are reasonably likely to occur from period to period. The Management believes that the accounting estimates applied are appropriate and the resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.
The Management also makes various accounting judgements in the preparation of the consolidated financial statements which can affect the amounts recognized.
Judgements
The Management has assessed that TORM has two cash-generating units (CGUs), being the Main Fleet and the Marine Exhaust cash-generating units. The Main Fleet is comprised of TORM’s LR1, LR2 and MR vessels, which are largely interchangeable, and the cash flows generated by them are interdependent. These vessels are operated collectively as a combined internal pool, employed principally in the spot market, and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications and the price of transport rather than vessel class. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. All vessels in the Main Fleet can handle multiple sizes of cargo and sail all seas and oceans, over both shorter and long distances. The Main Fleet is monitored and managed on an aggregated level as one pool, i.e. each vessel or vessel class does not generate cash inflows which are largely independent of those from other vessels or vessel classes. The MR vessels acquired in prior years with chemical trading capability are operated as all other product tanker vessels and thus included in the Main Fleet CGU.

NOTE 1 – continued
In addition, the activities within the Marine Exhaust segment represent a single CGU because cash inflows are generated independent of the cash inflows from the Main Fleet from serving the existing external customer base of the Marine Exhaust segment.
Estimates
Carrying amounts of vessels
The Company evaluates the carrying amounts of the vessels (including newbuildings) to determine if events have occurred which would require a modification of their carrying amounts. The recoverable amount of vessels is reviewed based on events or changes in circumstances which would indicate that the carrying amount of its vessels might not be recoverable. In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment or indication of any past impairment losses that should be reversed such as reported sale and purchase prices, market demand and general market conditions.
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

NOTE 2 – LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS
Liquidity and Capital Resources
As of December 31, 2023, TORM’s cash and cash equivalents including restricted cash totaled USD 296m (2022: USD 324m , 2021: USD 172m), and undrawn and committed credit facilities as listed below amounted to USD 343m (2022: USD 93m, 2021: USD 38m). Subsequently, in January 2024 TORM issued a five-year senior unsecured bond in the amount of USD 200m from which USD 165.0m will be used to cancel the undrawn term facility with the syndicated banks. TORM had no newbuildings on order as of 31 December 2023 (2022: None, 2021: One).
TORM has the following debt facilities as of December 31, 2023.

Debt Facility	Maturity	Outstanding amount 2023 (mUSD)	Outstanding amount 2022 (mUSD)	Outstanding amount 2021 (mUSD)
Syndicated Facilities 2023	2028	224.0	—	—
Syndicated Facilities 2020	Repaid	—	143.8	279.4
Danish Ship Finance Facility 2020	2029	192.6	201.8	221.9
ING Facility 2023	2029	57.9	—	—
HCOB Facility 2023	2029	31.2	—	—
HCOB Facilities 2020-2021	Repaid	—	63.5	110.7
KfW Facility 2019	2032	34.8	37.9	40.9
CEXIM 2016	Repaid	—	41.1	44.9
Other credit facilities	2026	4.8	4.9	—
Sale and leaseback transaction prepayment	2022	—	—	21.0
Total		545.3	493.0	718.8
During 2023 TORM refinanced a number of debt facilities. Further to that, TORM repaid three vessels to Danish Ship Finance and obtained financing from ING for the same vessels. TORM extended the maturity of the facility with Danish Ship Finance from 2027 to 2029. TORM also signed an Additional Facility with Danish Ship Finance to finance four second-hand MR vessels. This facility is partially utilized as TORM took delivery of two out of the four vessels in 2023. As of December 31, 2023, the scheduled minimum payments on mortgage debt and bank loans in 2024 were USD 107m.
TORM has the following undrawn facilities as of December 31, 2023.

Undrawn Facility	Maturity	Outstanding amount 2023 (mUSD)	Outstanding amount 2022 (mUSD)	Outstanding amount 2021 (mUSD)
Syndicated Facilities 2023 - RCF	2028	100.0	—	—
Syndicated Facilities 2020 - RCF	Cancelled	—	92.6	—
HCOB Facility 2023 - RCF	2029	24.9	—	—
DSF Additional Facility	2029	52.6	—	—
Syndicated Bridge to Bond Facility	2025	165.0	—	—
Bocomm Leasing Facility	2031	—	—	38.2
Total		342.5	92.6	38.2
TORM has Revolving Credit Facilities as part of the Syndicated Facilities and with Hamburg Commercial Bank. The Additional Facility with Danish Ship Finance to finance four second-hand MR vessels has an undrawn amount, as two out of the four vessels were delivered in January 2024. The Bridge to Bond Facility with four syndicated banks was signed in December 2023 to finance five of the eight purchased LR2 vessels announced on 22 November 2023. Subsequently, TORM cancelled this facility in February 2024.

Lease Facility	Maturity	Outstanding amount 2023 (mUSD)	Outstanding amount 2022 (mUSD)	Outstanding amount 2021 (mUSD)
Bocomm Leasing Facilities 2019-2021	2031	148.9	162.2	137.3
Bocomm Leasing Facilities 2019	Repaid	—	49.4	59.2
Springliner Leases	2026	27.9	30.7	33.4
China Development Bank Financial Leasing	2032	149.0	160.8	150.8
China Merchant Bank Financial Leasing	2033	195.8	37.3	—
Showa Leasing	Repaid	—	18.7	20.9
Eifuku Leasing	Repaid	—	20.9	22.4
Total		521.6	480.0	424.0
During 2023, TORM repaid a number of lease facilities and took ownership of the previously leased vessels, which are currently financed by the Syndicated Facilities. In 2023 TORM also signed a new lease facility with China Merchant Bank Financial Leasing to finance seven second-hand LR1 vessels. As of December 31, 2023, the scheduled minimum payments on lease agreements in 2023 were USD 65m.
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
On March 07, 2024, TORM amended the distribution policy with effect from the first quarter of 2024. With this TORM intends to distribute on a quarterly basis excess liquidity above a threshold liquidity level. The threshold liquidity level will be determined as the sum of i) the product of liquidity requirement per vessel and the number of owned and leased vessels in TORM’s fleet as at the balance sheet day and ii) a discretionary element determined by the Board taking into consideration TORM’s capital structure, strategic opportunities, future obligations and market trends.
TORM’s debt facilities include financial covenants related to:
•Minimum liquidity (cash and cash equivalents minimum amount requirement at all times)
•Minimum security value (loan-to-value for individual borrowings)
•Equity ratio (minimum level)
During 2023, 2022 and 2021, TORM did not have any covenant breaches, and the Management has assessed that a covenant breach in the near future is remote.

NOTE 2 – continued
Subsequent Events

In January 2024, TORM delivered the two LR1 vessels TORM Signe and TORM Sofia and the MR vessel TORM Loke, all of which were held for sale at December 31, 2023, to the new owners.
In January 2024, TORM took delivery of the remaining two of four purchased 2015 and 2016-built MR eco product tanker vessels in a partly share-based transaction previously disclosed in the quarterly report for the third quarter of 2023.
In January 2024, TORM took delivery of five of the eight 2010 to 2012-built LR2 eco vessels in a partly share-based transaction previously disclosed in the quarterly report for the third quarter of 2023. Two of the remaining three vessels are expected to be delivered during the end of March 2024 and one in the beginning of April 2024.
In January 2024, TORM entered into an agreement to purchase one 2011-built LR2 eco vessel for a total consideration of USD 51.5m, with a cash consideration of USD 30.9m and the issuance of approximately 570,000 shares. The vessel is expected to be delivered mid March 2024. The purchase price is subject to certain adjustments that will be impacted by TORM’s share price development and the vessels’ delivery schedules.
As announced on January 11, 2024, TORM issued five-year senior unsecured bonds of USD 200m. The Bonds will carry a fixed coupon of 8.25%, payable semi-annually. The net proceeds from the bond issue will be used to part finance the acquisition of five of the eight LR2 eco vessels announced in November 2023, including full cancellation of the Syndicated Bridge to Bond Facility.
In February 2024, TORM signed a facility agreement of USD 93m with Hamburg Commercial Bank to finance three of the eight LR2 eco vessels announced in November 2023.
On March 07, 2024, TORM amended the distribution policy with effect from the first quarter of 2024. Please refer to section ‘Liquidity and Capital Resources’ under Note 2 for further explanation.
On March 07, 2024, our Board of Directors decided to recommend to the Annual General Meeting to approve a dividend of USD 1.36 per share, with a total dividend payment of approximately 126.3m. The distribution is in line with TORM’s Distribution Policy for 2023 with a cash position of USD 295.6m, working capital facilities of USD 124.9m, restricted cash of USD 30.1m, earmarked proceeds of USD 111.7m, and a cash position related to Marine Exhaust Technology A/S of USD 4.9m. Cash reservation per vessel is USD 1.8m for 82 vessels, USD 147.6m in total.The dividend payment is expected to be on April 24, 2024, to shareholders on record as of April 16, 2024, with the ex-dividend date on April 15, 2024. The dividend payment will not be recognized as a liability and there are no tax consequences.

NOTE 3 – SEGMENT
Segment Reporting - Consolidated Income Statement

USDm	2023				2022
	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total
Revenue	1,491.4	48.0	(19.0)	1,520.4	1,440.4	5.9	(2.9)	1,443.4
Port expenses, bunkers, and commissions	(407.6)	—	—	(407.6)	(458.9)	—	—	(458.9)
Other cost of goods and services sold	—	(36.6)	13.9	(22.7)	—	(3.0)	2.4	(0.6)
Operating expenses	(216.4)	—	0.4	(216.0)	(202.1)	—	—	(202.1)
Profit from sale of vessels	50.4	—	—	50.4	10.2	—	—	10.2
Administrative expenses	(76.5)	(6.4)	—	(82.9)	(52.4)	(2.6)	—	(55.0)
Other operating income and expenses	6.0	0.3	—	6.3	5.8	—	—	5.8
Share of profit/(loss) from joint ventures	—	—	—	—	0.2	—	—	0.2
Impairment losses and reversal of impairment on tangible assets	—	—	—	—	(2.6)	—	—	(2.6)
Depreciation and amortization	(148.2)	(1.1)	—	(149.3)	(138.7)	(0.3)	—	(139.0)

Operating profit (EBIT)	699.1	4.2	(4.7)	698.6	601.9	—	(0.5)	601.4

Financial income	14.3	—	—	14.3	4.0	0.1	—	4.1
Financial expenses	(60.5)	(0.4)	—	(60.9)	(48.7)	(0.1)	—	(48.8)

Profit before tax	652.9	3.8	(4.7)	652.0	557.2	—	(0.5)	556.7

Tax	(4.0)	—	—	(4.0)	5.9	—	—	5.9

Net profit for the year	648.9	3.8	(4.7)	648.0	563.1	—	(0.5)	562.6

Prior to the acquisition of Marine Exhaust Technology A/S (MET) on September 01, 2022, TORM had only one reportable segment, the Tanker segment. Accordingly, comparative segmental information is not provided.
The eliminations above represent revenue and other costs of goods and services sold from the installation of scrubbers performed by the Marine Exhaust entities on tanker vessels within the Tanker segment. All revenue from the Tanker segment is derived from external customers.
In all material aspects, TORM’s customers are domiciled outside the UK and are spread all over the world with only a few countries contributing significantly to TORM’s revenue. In 2023, Switzerland and United States contributed with 16.0% (USD 242.5m) and 12.0% (USD 182.7m) respectively of TORM’s revenue. In 2022, Switzerland and Mexico contributed with 15.3% (USD 220.9m) and 12.8% (USD 178.2m) respectively of TORM’s revenue. In 2021, Switzerland and Mexico contributed with 23.2% (USD 143.5m),and 15.6% (USD 96.6m) respectively of TORM’s revenue. Revenue is allocated to countries based on the customer’s ultimate parent domicile.
A major part of TORM’s revenues stems from a small group of customers. In 2023, No customers accounted for more than 10% of TORM’s revenue in the Tanker segment (2022: One accounted for 12% in the Tanker segment; 2021: One customer accounted for more than 15% in the Tanker segment).

NOTE 3 – continued
Segment Reporting - Consolidated Balance Sheet

USDm	2023				2022
	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total
ASSETS
Intangible assets
Goodwill	—	1.8	—	1.8	—	1.8	—	1.8
Other intangible assets	0.9	0.9	—	1.8	0.7	1.3	—	2.0
Total intangible assets	0.9	2.7	—	3.6	0.7	3.1	—	3.8

Tangible fixed assets
Land and buildings	4.9	0.6	—	5.5	2.8	1.0	—	3.8
Vessels and capitalized dry-docking	2,081.7	—	(11.5)	2,070.2	1,863.4	—	(7.5)	1,855.9
Prepayments on vessels	86.0	—	—	86.0	—	—	—	—
Other non-current assets under construction	—	4.5	(0.3)	4.2	—	—	—	—
Other plant and operating equipment	3.3	1.1	—	4.4	4.1	1.5	—	5.6
Total tangible fixed assets	2,175.9	6.2	(11.8)	2,170.3	1,870.3	2.5	(7.5)	1,865.3

Financial assets
Investments in joint ventures	0.1	—	—	0.1	0.1	—	—	0.1
Loan receivables	4.5	—	—	4.5	4.6	—	—	4.6
Deferred tax asset	0.4	—	—	0.4	0.5	—	—	0.5
Other investments	—	—	—	—	0.2	—	—	0.2
Total financial assets	5.0	—	—	5.0	5.4	—	—	5.4
Total non-current assets	2,181.8	8.9	(11.8)	2,178.9	1,876.4	5.6	(7.5)	1,874.5

Inventories	58.0	3.7	—	61.7	61.1	11.0	(0.1)	72.0
Trade receivables	206.2	5.0	(0.2)	211.0	255.7	4.2	(0.4)	259.5
Other receivables	58.8	1.7	—	60.5	72.7	1.3	—	74.0
Prepayments	10.7	4.5	—	15.2	9.7	0.7	—	10.4
Cash and cash equivalents incl. restricted cash	290.7	4.9	—	295.6	321.4	2.4	—	323.8
Current assets excluding assets held for sale	624.4	19.8	(0.2)	644.0	720.6	19.6	(0.5)	739.7

Assets held for sale	47.2	—	—	47.2	—	—	—	—

Total current assets	671.6	19.8	(0.2)	691.2	720.6	19.6	(0.5)	739.7

TOTAL ASSETS	2,853.4	28.7	(12.0)	2,870.1	2,597.0	25.2	(8.0)	2,614.2

NOTE 3 – continued
Segment Reporting - Consolidated Balance Sheet

USDm	2023				2022
	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total	Tanker segment	Marine Exhaust segment	Intersegment elimination	Total
EQUITY AND LIABILITIES

Total equity	1,661.3	9.9	(5.2)	1,666.0	1,498.0	6.2	(0.5)	1,503.7

Liabilities
NON-CURRENT LIABILITIES
Non-current tax liability related to held-over gains	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	3.3	0.3	—	3.6	5.8	0.3	—	6.1
Borrowings	884.0	2.9	—	886.9	844.6	5.2	—	849.8
Other non-current liabilities	2.2	0.8	—	3.0	2.2	0.8	—	3.0
Total non-current liabilities	934.7	4.0	—	938.7	897.8	6.3	—	904.1

CURRENT LIABILITIES
Borrowings	169.7	3.0	—	172.7	115.7	1.4	—	117.1
Trade payables	39.6	3.4	—	43.0	46.4	3.5	(1.4)	48.5
Current tax liabilities	0.6	—	—	0.6	1.6	0.4	—	2.0
Other liabilities	44.8	0.5	(0.1)	45.2	31.0	0.3	(0.2)	31.1
Provisions	—	0.6	—	0.6	6.5	0.3	—	6.8
Prepayments from customers	2.7	7.3	(6.7)	3.3	—	6.8	(5.9)	0.9
Total current liabilities	257.4	14.8	(6.8)	265.4	201.2	12.7	(7.5)	206.4
Total liabilities	1,192.1	18.8	(6.8)	1,204.1	1,099.0	19.0	(7.5)	1,110.5
TOTAL EQUITY AND LIABILITIES	2,853.4	28.7	(12.0)	2,870.1	2,597.0	25.2	(8.0)	2,614.2

Non-current asset additions during the year:
Goodwill	—	—	—	—	—	1.8	—	1.8
Other intangible assets	0.6	—	—	0.6	0.6	1.2	—	1.8
Land and buildings	4.4	—	—	4.4	0.3	1.1	—	1.4
Vessels and capitalized dry-docking	520.4	—	(4.0)	516.4	84.7	—	(7.5)	77.2
Prepayments on vessels	86.0	—	—	86.0	43.1	—	—	43.1
Other non-current assets under construction	—	4.5	(0.3)	4.2	—	—	—	—
Other plant and operating equipment	1.1	0.2	—	1.3	0.8	1.6	—	2.4
Total non-current asset additions	612.5	4.7	(4.3)	612.9	129.5	5.7	(7.5)	127.7

The Company’s non-current assets are based on domicile of the legal entity ownership in the following countries:

USDm	2023	2022	2021
UK	0.2	0.1	—
Denmark	1,746.6	1,607.7	1,651.5
Singapore	336.7	257.1	308.0
USA	79.8	—	—
Other countries	10.6	4.5	2.9
Non-current assets	2,173.9	1,869.3	1,962.4

NOTE 3 – continued

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
TORM considers the global product tanker market as a whole, and as the individual vessels are not limited to specific parts of the world, the Group has only one geographical segment for the Tanker segment. Further, the internal management reporting does not provide geographical information for either the Tanker segment or the Marine Exhaust segment. Consequently, geographical segment information on revenue from external customers or non-current segment assets for the Tanker segment or the Marine Exhaust segment are not provided.

NOTE 4 – REVENUE FROM CONTRACTS WITH CUSTOMERS

USDm	2023	2022	2021
Disaggregation of revenue
Transportation of refined oil products	1,491.4	1,440.4	619.5
Scrubbers and related services	21.7	1.2	—
Welding and mounting	5.3	1.1	—
Others	2.0	0.7	—
Total revenue	1,520.4	1,443.4	619.5
Tanker segment	1,491.4	1,440.4	619.5
Marine Exhaust segment	48.0	5.9	—
Intersegment elimination	(19.0)	(2.9)	—
Total revenue	1,520.4	1,443.4	619.5

USDm	2023	2022	2021
Customer contract balances
Trade receivables	211.0	259.5	84.0
Customer contract assets¹⁾	2.5	3.0	2.0
Customer contract liabilities²⁾	(3.4)	(0.9)	—
Total	210.1	261.6	86.0
¹⁾ Recognized in prepayments.
²⁾ Recognized in prepayments from customers.
Refer to Note 13 for further information on trade receivables. Customer contract assets primarily relate to prepaid voyage expenses until the cargo load date. During the year, USD 3.0m was recognized relating to customer contracts entered in 2022 (2022: USD 2.0m relating to 2021, 2021: USD 1.4m relating to 2020). Customer contract liabilities primarily relate to prepaid charter hire and prepayments received by customers in connection with scrubber installations. The change in customer contract liabilities during the year is primarily caused by change in prepaid charter hire of USD 2.7m.
Accounting policies
Revenue
Income is recognized in the income statement when:
•The income generating activities have been carried out on the basis of a binding agreement
•The income can be measured reliably
•It is probable that the economic benefits associated with the transaction will flow to the Company
Revenue comprises freight, charter hire, and demurrage revenue from the vessels as well as Marine Exhaust revenue. Revenue is recognized when or as performance obligations are satisfied by transferring services to the customer, i.e. over time, provided that the stage of completion can be measured reliably. Revenue is measured as the consideration that the Group expects to be entitled to. Freight revenue including charter hire and demurrage (and related voyage costs) are recognized in the income statement according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge). The completion is determined using the load-to-discharge method based on the percentage of the estimated duration of the voyage completed at the reporting date because the customer receives the benefit during the voyage as it is provided.

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

NOTE 4 – continued
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

NOTE 5 – STAFF COSTS

Employee Information
Staff costs included in operating expenses relate to the 105 seafarers employed under Danish contracts (2022: 100, 2021:106).
The average number of employees is calculated as a full-time equivalent (FTE).
The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months' salary.

USDm	2023	2022	2021
Total staff costs
Staff costs included in operating expenses	8.6	7.7	9.7
Staff costs included in administrative expenses	69.3	42.0	42.4
Total	77.9	49.7	52.1

Staff costs comprise the following
Wages and salaries	46.9	38.8	42.1
Share-based compensation	23.0	2.9	2.3
Pension costs	3.8	3.3	3.6
Other social security costs	1.4	1.5	1.3
Other staff costs	2.8	3.2	2.8
Total	77.9	49.7	52.1

Average number of permanent employees
Seafarers	105	100	106
Land-based	468	386	341
Total	573	486	447

At the end of 2023 TORM has a pool of 3,271 (2022: 3,218, 2021: 3,420) seafarers.
The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts in 2023 was 1,625 (2022: 1,565, 2021: 1,449).
Total seafarers’ costs in 2023 were USD 127.1m (2022: USD 124.9m, 2021: USD 121.2m), which is included in “Operating expenses” of which USD 118.5m (2022: USD 117.2m, 2021: USD 111.5m) pertains to cost for seafarers on board vessels on short term contracts and USD 8.6m (2022: USD 7.7m, 2021: USD 9.7m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.

USD '000	2023	2022	2021
Non-Executive Board and Committee remuneration, short term
Christopher H. Boehringer	214	210	235
David N. Weinstein	219	207	234
Göran Trapp	164	155	176
Annette Malm Justad	164	155	176
Total	761	727	821

NOTE 5 – continued

Executive Management

USD '000	Salary	Taxable benefits	Annual performance bonus	Total
Executive Management remuneration
Jacob Meldgaard
2021, TORM A/S¹⁾	1,161	44	1,161	2,366
2021, TORM plc¹⁾	82	—	—	82
2022, TORM A/S¹⁾	1,040	39	593	1,672
2022, TORM plc¹⁾	72	—	—	72
2023, TORM A/S¹⁾	1,119	40	1,277	2,436
2023, TORM plc¹⁾	77	—	—	77
¹⁾ Paid by legal entity as noted.

Key management personnel consist of the Board of Directors and the Executive Director. Total compensation to key management personnel expensed during the year as detailed in this note amounts to USD 3.3m (2022: USD 2.5m, 2021: USD 3.3m) excluding share-based compensation.
Senior Management Team
The aggregated compensation paid by the Group to the three (2022: three, 2021: three) other members of the Senior Management Team in 2023 (excluding CEO Jacob Meldgaard) was USD 1.6m (2022: USD 2.1m, 2021: USD 2.2m), which includes an aggregate of USD 0.1m (2022: USD 0.1m, 2021: USD 0.1m) allocated for pensions (defined contribution plans) for these individuals, but excludes share-based compensation.
LTIP element of CEO Jacob Meldgaard's remuneration package 2023:

	Ordinary	Ordinary	Ordinary	Retention
Grant Date	18-Mar-21	23-Mar-22	29-Mar-23	29-Mar-23
RSU LTIP grant¹⁾	255,200	255,200	255,200	300,000
Exercise price per share	DKK 53.50	DKK 58.00	DKK 220.60	USD 0.01
RSU grant value assuming 100% vesting	USD 0.6m	USD 0.5m	USD 2.5m	USD 10.7m

¹⁾ LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 7 dated18 March 2021, announcement no. 9 dated 23 March 2022 and announcement no.9 dated 29 March 2023, therefore there is no minimum or maximum for 2021, 2022 and 2023.
TORM operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of shares is recognized as an expense and allocated over the vesting period. Employment in TORM throughout the period is in most cases a prerequisite for upholding the full vesting rights in the RSU program. For voluntary leavers subject to the Danish Stock Options Act, the RSUs will vest in accordance with the vesting schedule, but for all other leavers, all unvested RSUs shall be immediately forfeited for no consideration. Options are granted under the plan for no consideration and carry no dividend or voting rights.
In accordance with its Remuneration Policy, TORM has granted the CEO a number of Restricted Share Units (RSUs). There are no performance conditions associated with this grant of RSUs.
Refer to Long-Term Incentive Program – restricted share units granted to the executive director on page 115 for further information. The original RSUs granted to the CEO in 2016 vested in equal installments over a five years period. Subsequent awards vest in equal installments over three years.

NOTE 5 – continued
Vested RSUs may be exercised for a period of 360 days from each vesting date. Details of the CEO’s awards and interests in Restricted Share Units are set out on page 116.
The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards as there are no performance conditions associated with this grant of RSUs.
As detailed in announcement no. 7 dated March 18, 2021, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next 3 years. The first amount can be exercised from January 01, 2022. The exercise price for each RSU is DKK 53.5, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc’s 2020 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.
As detailed in announcement no. 9 issued on March 23, 2022, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next 3 years. . The first amount can be exercised from January 01, 2023 . The exercise price for each RSU is DKK 58.0, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc’s 20222021 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.
As detailed in announcement no. 9 issued on March 29, 2023, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next 3 years. The first amount can be exercised from January 01, 2024. The exercise price for each RSU is DKK 220.6, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc’s 2022 Annual Report plus a 15% premium adjusted for the dividend payment related to TORM’s fourth quarter 2022 results. Vested RSUs may be exercised for a period of 360 days from each vesting date. In addition to the RSUs granted above, the CEO is granted a total of 300,000 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one US cent and that all RSUs will vest on March 01, 2026.
Long-term employee benefit obligations
The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units in TORM plc at a determinable price to the entity's key personnel, including the CEO. The RSUs granted entitle the holder to acquire one TORM A-share.
The program comprises the following number of shares in TORM plc:

Number of shares (1,000)	2023	2022	2021
Outstanding as of January 01	2,424.0	2,372.9	2,187.5
Granted during the period	3,136.6	1,393.0	1,355.1
Exercised during the period	(1,137.6)	(1,078.0)	(409.4)
Expired/forfeited during the period	(5.3)	(263.9)	(760.3)
Outstanding as of December 31	4,417.7	2,424.0	2,372.9

Exercisable as of December 31	—	—	—

In 2021, the Board of Directors agreed to grant a total of 1,355,121 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 53.5. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2021 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as of December 31, 2021 was 1.5 years, and as of December 31, 2023 was 0.0 years.
In 2022, the Board of Directors agreed to grant a total of 1,137,770 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 58.0. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2022 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as of December 31, 2022 was 1.5 years, and as of December 31, 2023 was one year.

NOTE 5 – continued
In 2023, the Board of Directors agreed to grant a total of 1,248,153 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 220.6. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2023 was determined using the Black-Scholes model and amounts to USD 10.8m. The average remaining contractual life for the restricted shares as of December 31, 2023 is 1.5 years. In addition to the RSUs granted above, the other management is granted a total of 1,333,222 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one US cent and that all RSUs will vest on March 01, 2026. The fair value of the options in the Additional Retention Program granted in 2023 was determined using the Black-Scholes model and amounts to USD 40.4m.
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

NOTE 6 – REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY’S ANNUAL GENERAL MEETING

The remuneration of the auditor is required to be presented as follows:

USDm	2023	2022	2021
Audit fees
Fees payable to the Company's auditor for the audit of the Company's annual accounts	1.2	0.9	0.5
Audit of the Company's subsidiaries pursuant to legislation	0.1	0.1	0.3
Total audit fees	1.3	1.0	0.8

Non-audit fees
Audit-related services	0.1	0.2	0.1
Tax services	—	—	0.1
Others	0.1	0.2	—
Total non-audit fees	0.2	0.4	0.2

Total	1.5	1.4	1.0

Under SEC regulations, the remuneration of the auditor of USD 1.5m (2022: USD 1.4m, 2021: USD 1.0m) is required to be presented as follows: Audit fees USD 1.4m (2022: USD 1.4m, 2021: USD 0.8m), audit-related fees USD 0.1m (2022: USD 0.0m, 2021: USD 0.1m), tax fees USD 0.0m (2022: USD 0.0m, 2021: USD 0.1m), and all other fees USD 0.0m (2022: USD 0.0m, 2021: USD 0.0m.).
TORM's Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

NOTE 7 – INTANGIBLE ASSETS

USDm	2023	2022	2021
GOODWILL
Cost:
Balance as of January 01	13.2	11.4	11.4
Additions from business combinations	—	1.8	—
Balance as of December 31	13.2	13.2	11.4

Impairment:
Balance as of January 01	11.4	11.4	11.4
Impairment losses	—	—	—
Balance as of December 31	11.4	11.4	11.4
Carrying amount	1.8	1.8	—
The opening balance in 2021 on goodwill cost and impairment relates to the reverse acquisition of TORM A/S in 2015, which was impaired in 2016. The goodwill addition in 2022 of USD 1.8m relates to the acquisition of Marine Exhaust Technology A/S, which is allocated to the Marine Exhaust cash-generating unit. Please refer to note 33 for further reference on acquisition and note 10 for further reference on impairment testing.

USDm	2023	2022	2021
OTHER INTANGIBLE ASSETS
Cost:
Balance as of January 01	2.3	—	—
Exchange rate adjustments	—	0.2	—
Additions	0.6	0.6	—
Additions from business combinations	—	1.2	—
Transfer from other items	—	0.3	—
Balance as of December 31	2.9	2.3	—

Amortization:
Balance as of January 01	0.4	—	—
Amortization for the year	0.6	0.3	—
Transfer from other items	—	0.1	—
Balance as of December 31	1.0	0.4	—
Carrying amount	1.9	1.9	—

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

NOTE 7 – continued

Other Intangible Assets
Other intangible assets consist of software as well as scrubber test facility development costs and customer list acquired in connection with the Marine Exhaust Technology A/S acquisition. Other intangible assets are measured at cost less accumulated amortization and impairment losses. Other intangible assets are considered as having finite useful lives and are amortized on a straight-line basis over:
•Software: 3 years
•Scrubber test facility: 2 years
•Customer list: 7 years

NOTE 8 – TANGIBLE FIXED ASSETS

USDm	2023	2022	2021
LAND AND BUILDINGS
Cost:
Balance as of January 01	12.0	10.9	11.7
Exchange rate adjustment	(0.2)	(0.3)	(0.1)
Additions	4.4	0.3	0.1
Additions from business combinations	—	1.1	—
Disposals	(1.6)	—	(0.8)
Balance as of December 31	14.6	12.0	10.9

Depreciation:
Balance as of January 01	8.2	6.1	4.6
Exchange rate adjustment	—	(0.2)	—
Disposals	(1.6)	—	(0.8)
Depreciation for the year	2.5	2.3	2.3
Balance as of December 31	9.1	8.2	6.1

Carrying amount as of December 31	5.5	3.8	4.8

USDm	2023	2022	2021
VESSELS AND CAPITALIZED DRY-DOCKING
Cost:
Balance as of January 01	2,421.2	2,443.3	2,160.1
Additions	476.0	77.2	290.3
Disposals	(31.9)	(14.2)	(40.9)
Transferred from prepayments	40.6	55.1	78.6
Transferred to assets held for sale	(283.8)	(140.2)	(44.8)
Balance as of December 31	2,622.0	2,421.2	2,443.3

Depreciation:
Balance as of January 01	543.8	475.0	406.2
Disposals	(31.9)	(14.2)	(40.9)
Depreciation for the year	143.7	133.7	126.2
Transferred to assets held for sale	(119.3)	(50.7)	(16.5)
Balance as of December 31	536.3	543.8	475.0

Impairment:
Balance as of January 01	21.5	30.5	31.4
Impairment losses on tangible fixed assets¹⁾	—	2.7	4.6
Transferred to assets held for sale	(5.9)	(11.7)	(5.5)
Balance as of December 31	15.5	21.5	30.5

Carrying amount as of December 31	2,070.2	1,855.9	1,937.8

¹⁾ For additional information regarding impairment considerations, please refer to Note 10

NOTE 8 – continued
Included in the carrying amount for “Vessels and capitalized dry-docking” are capitalized dry-docking costs in the amount of USD 75.1m (2022: USD 50.1m, 2021: USD 65.9m).
Included in the carrying amount for “Vessels and capitalized dry-docking” are vessels on time charter leases (as lessor) in the amount of USD 65.9m (2022: 13.7m, 2021: 398.8m). Please refer to Note 22 for expected redelivery of the vessels.

USDm	2023	2022	2021
PREPAYMENTS ON VESSELS
Cost:
Balance as of January 01	—	12.0	12.0
Additions	126.6	43.1	78.6
Transferred to vessels	(40.6)	(55.1)	(78.6)
Balance as of December 31	86.0	—	12.0

Carrying amount as of December 31	86.0	—	12.0

During the year, borrowing costs of USD 0.0m (2022: 0.0m, 2021: 0.6m) have been capitalized. The capitalization rate in 2021 was 3.7%.

USDm	2023	2022	2021
OTHER PLANT AND OPERATING EQUIPMENT
Cost:
Balance as of January 01	10.5	9.3	7.6
Exchange rate adjustment	—	(0.2)	(0.1)
Additions	1.3	0.8	1.9
Additions from business combinations	—	1.6	—
Disposals	(0.6)	(0.7)	(0.1)
Transfers	—	(0.3)	—
Balance as of December 31	11.2	10.5	9.3

Depreciation:
Balance as of January 01	4.9	3.0	0.8
Exchange rate adjustment	—	(0.2)	(0.1)
Disposals	(0.6)	(0.6)	(0.1)
Depreciation for the year	2.5	2.8	2.4
Transfers	—	(0.1)	—
Balance as of December 31	6.8	4.9	3.0

Carrying amount as of December 31	4.4	5.6	6.3

For information on assets provided as collateral security, please refer to Note 20. Please refer to Note 10 for information on impairment testing.
The depreciation expense related to “Other plant and operating equipment” of USD 2.5m relates to “Administrative expense” (2022: USD 2.8m, 2021: USD 2.4m). Depreciation and impairment losses on tangible fixed assets on “Vessels and capitalized dry-docking” relate to operating expenses.

NOTE 8 – continued
Accounting Policies
Vessels
Vessels consist of owned vessels and leased vessels. The accounting policy for leased vessels is specified under “Leases”. Owned vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Costs comprise acquisition costs and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction. All major components of vessels (scrubbers, etc.) except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful life. Different drivers such as TORM’s short and long-term climate targets, the revised IMO’s Green House Gas Strategy, and other new regulation and policies with increased focus on carbon reduction on both short and long-term impact the determination of the estimated useful life. Considering the different drivers, TORM estimates the useful life to be 25 years for newbuildings - in line with previous years and with what is used by other shipowners with comparable tonnage. Depreciation is based on costs less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by the recycling prices per ton. TORM is gradually phasing in green recycling prices in the calculation of residual values by applying a weighted average of green recycling and conventional recycling prices, while using a 3-year average to limit volatility. Currently the weight on green recycling prices are 70% compared to 30% on conventional recycling prices. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM’s business plans.
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
Prepayments on vessels
Prepayments consist of prepayments related to the purchase of second-hand vessels not yet delivered and to newbuilding contracts for vessels not yet delivered which also include the share of borrowing costs directly attributable to the acquisition of the underlying vessel. When a vessel is delivered, the prepaid amount is reallocated to the financial statement line “Vessels and capitalized dry-docking”.

NOTE 8 – continued
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
•Land and buildings
•Office buildings: Over the shorter of the remaining leasing term and the estimated useful life
•Leasehold improvements: Over the shorter of the remaining leasing term and the estimated useful life
•Other plant and operating equipment
•Company cars: Over the lease term, typically 3 years
•IT equipment: 3–5 years
•Software: 3–5 years
•Other equipment 3–15 years

The depreciation commences when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by the Management. For a right-of-use asset, depreciation commences at the commencement date of the lease.
Assets held for sale
Assets are classified as held-for-sale if the carrying amount will be recovered principally through a sales transaction rather than through continuing use. This condition is regarded as met only when the asset is available for immediate sale in its present condition subject to terms which are usual and customary for sales of such assets, and when its sale is highly probable. The Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
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
As of December 31, 2023, TORM had recognized the following right-of-use assets:

USDm	Land and buildings	Other plant and operating equipment

Cost:
Balance as of January 01, 2023	12.0	1.3
Exchange rate adjustments	(0.2)	0.1
Additions	4.4	0.1
Disposals	(1.6)	—
Balance as of December 31, 2023	14.6	1.5

Depreciation:
Balance as of January 01, 2023	8.2	0.4
Exchange rate adjustment	—	(0.1)
Disposals	(1.6)	—
Depreciation for the year	2.5	0.4
Balance as of December 31, 2023	9.1	0.7

Carrying amount as of December 31, 2023	5.5	0.8

USDm	Land and buildings	Other plant and operating equipment

Cost:
Balance as of January 01, 2022	10.9	0.7
Exchange rate adjustments	(0.3)	—
Additions	0.3	0.1
Additions from business combinations	1.1	0.9
Disposals	—	(0.4)
Balance as of December 31, 2022	12.0	1.3

Depreciation:
Balance as of January 01, 2022	6.1	0.5
Exchange rate adjustments	(0.2)	—
Disposals	—	(0.3)
Depreciation for the year	2.3	0.2
Balance as of December 31, 2022	8.2	0.4

Carrying amount as of December 31, 2022	3.8	0.9

NOTE 9 – continued

USDm	Land and buildings	Other plant and operating equipment

Cost:
Balance as of January 01, 2021	11.7	0.6
Exchange rate adjustments	(0.1)	—
Additions	0.1	0.2
Disposals	(0.8)	(0.1)
Balance as of December 31, 2021	10.9	0.7

Depreciation:
Balance as of January 01, 2021	4.6	0.4
Disposals	(0.8)	(0.1)
Depreciation for the year	2.3	0.2
Balance as of December 31, 2021	6.1	0.5

Carrying amount as of December 31, 2021	4.8	0.2

The table below describes the nature of the Group’s leasing activities by type of right-of-use assets recognized on the balance sheet as of December 31, 2023:

	Land and buildings		Other plant and operating equipment

No. of right-of-use assets leased	15		17
Range of remaining term	0 - 5	years	0 - 3	years
Average remaining lease term	2.8	years	1.3	years
No. of leases with extension options	13		8
No. of leases with options to purchase	0		1
No. of leases with termination options	12		12

Lease liabilities regarding right-of-use assets are included on the balance sheet under “Borrowings”.

USDm	2023	2022	2021
Maturity analysis - contractual undiscounted cash flow
Less than one year	2.9	2.7	2.8
One to five years	4.7	2.6	3.0
More than five years	—	—	0.1
Total undiscounted lease liabilities as of December 31	7.6	5.3	5.9

Lease liabilities included under “Borrowings” as of December 31	6.6	5.0	5.6

Non-current	4.1	2.5	3.7
Current	2.5	2.5	1.9

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
Cash outflow for leases
The total cash outflow for leases amounts to USD 3.2m (2022: USD 2.7m, 2021: USD 2.8m).
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
The corresponding lease obligation is recognized as a liability in the balance sheet under “Borrowings” and initially measured at the present value of the lease payments that are not paid at the commencement date. The Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. Subsequently lease liabilities are measured at amortized cost using the effective interest method, where the lease liabilities are remeasured when there is a change in future lease payments.
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

NOTE 10 – IMPAIRMENT TESTING
The Management of TORM has assessed that TORM has two CGUs being the Main Fleet and the Marine Exhaust cash-generating unit, following the acquisition of ME in 2022 and the disposal of the two remaining Handysize vessel in 2022.
As of December 31, 2023, the Management tested the carrying amount of the Main Fleet and the Marine Exhaust investment for impairment as further set out below.
Tanker Segment
As of December 31, 2023 and December 31, 2022, the assessment of the recoverable amount of the Main Fleet was based on the fair value less cost of disposal. As of December 31, 2021, the assessment of the recoverable amount was based on the value in use for the Main Fleet and Handysize CGUs. The results of impairment testing were summarized as follows:

	Recoverable amount			Excess values (recoverable amount less carrying amount) ³⁾
	2023	2022	2021	2023	2022	2021
CGU	USDm	USDm	USDm	USDm	USDm	USDm
Main Fleet ²⁾	3,495.0	2,647.0	2,276.0	952.1	784.0	269.0
Handysize ¹⁾ ²⁾	—	—	26.0	—	—	—
Total	3,495.0	2,647.0	2,302.0	952.1	784.0	269.0

¹⁾ Comprising two product tankers with a cargo carrying capacity of 35000-37000 dwt, these smaller vessels are typically used in shorter and coastal trade routes, including for transportation of various clean petroleum products within Europe and in the Mediterranean.
2) No impairment losses and reversals was incurred in 2023, 2022 and 2021.
³⁾ Included in the excess value is the outstanding installments for purchased not delivered vessels.
December 31, 2023
As of December 31, 2023, the assessment of the recoverable amount of the Main Fleet is based on the fair value less cost of disposal of the vessels. The Main Fleet is comprised of TORM’s LR1, LR2 and MR vessels, which are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the Main Fleet can handle multiple sizes of refined oil cargos and sail all seas and oceans, over both short and long distances. Given the technical specifications and capacity of the vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. The Main Fleet includes the 2021acquired MR vessels with chemical trading capability, which are operated as all other product tanker vessels.
The recoverable amount of the Main Fleet as of December 31, 2023 amounts to USD 3,495m, and is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers’ primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery. The fair value less costs of disposal of the vessels is determined to be within Level 3 of the fair value hierarchy.
We have assessed the impact from climate changes and the potential adverse impact on vessel values, however, no specific adjustments in this respect have been reflected in the impairment testing of the Main Fleet given the recoverable amount has been based on the fair value less costs of disposal, assuming these effects are included in the shipbrokers' valuations. Further discussion can be found in the Audit Committee Report, page 102 and TCFD pages 87-89 in the Annual Report for 2023. We continue to monitor the development closely, and we continuously work on more specific plans for our ambition to have zero CO2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.
Based on this review,the Management concluded that as of December 31, 2023 assets within the Main Fleet were not impaired as the fair value less costs of disposal exceeded the carrying amount by USD 952m.
No Impairment was recognized during 2023 in connection with disposal of individual vessels as set out in Note 8.

NOTE 10 – continued
December 31, 2022
As of December 31, 2022, the assessment of the recoverable amount of the Main Fleet is based on the fair value less cost of disposal of the vessels. The Main Fleet is comprised of TORM’s LR1, LR2 and MR vessels, which are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the Main Fleet can handle multiple sizes of refined oil cargos and sail all seas and oceans, over both short and long distances. Given the technical specifications and capacity of the vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. The Main Fleet includes the 2021 acquired MR vessels with chemical trading capability, which are operated as all other product tanker vessels.
The recoverable amount of the Main Fleet as of December 31, 2022 amounts to USD 2,647m, and is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers’ primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery. The fair value less costs of disposal of the vessels is determined to be within Level 3 of the fair value hierarchy.
We have assessed the impact from climate changes and the potential adverse impact on vessel values, however, no specific adjustments in this respect have been reflected in the impairment testing of the Main Fleet given the recoverable amount has been based on the fair value less costs of disposal. Further discussion can be found in the Audit Committee Report, page 102 and TCFD pages 87-89 in the Annual Report for 2022. We continue to monitor the development closely, and we continuously work on more specific plans for our ambition to have zero CO2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.

Based on this review, the Management concluded that as of December 31, 2022 assets within the Main Fleet were not impaired as fair value less costs of disposal exceeded the carrying amount by USD 784m.

Impairments recognized during 2022 of USD 2.7m 2021: USD 4.6m) as set out in Note 8 of the 2022 Annual Report relate to the disposal of individual vessels during the year. The recoverable amount of the vessels was based on fair value less costs of disposal, which amounted to USD 31.8m. The fair value was based on sales price less transaction costs (fair value hierarchy Level 2).
December 31, 2021
The assessment of the recoverable amount was based on the value in use for the Main Fleet. The impairment test was sensitive to reasonably possible changes in key assumptions.
Key assumptions used in the determination of value in use
The assessment of the value in use of each CGU was based on the net present value of the expected future cash flows. The freight rate estimates in the period 2022 - 2024 was based on TORM’s business plans. Beyond 2024, the freight rates were based on TORM’s 10-year historical average rates, adjusted for expected inflation of 2% in line with U.S. Federal Reserve and ECB target over the medium term. TORM believed that the approach used for long-term rates appropriately reflected the cyclical nature of the shipping industry and was the most reliable estimate for periods beyond those included in its three-year business plan.
TORM’s business plans for 2022 - 2024 and beyond also included the anticipated benefit arising from the installation of scrubbers on certain of the Group’s vessels (the “scrubber premium”). This is based on current market differentials between the cost of heavy and low-sulphur fuel oil.
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

NOTE 10 – continued
The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 6.7% as of December 31, 2021. WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.
As of December 31, 2021, the 10-year historical average spot freight rates used in the value in use calculation were as follows:
•LR2: USD/day 19,111
•LR1: USD/day 17,856
•MR: USD/day 16,044
•Handysize: USD/day 13,208
Operating expenses and administrative expenses were estimated based on TORM's business plans for the period 2022 - 2024. Beyond 2024, operating expenses were adjusted for 2% inflation, and administrative expenses were adjusted for 2% inflation in line with U.S. Federal Reserve and ECB target over the medium term.
The product tankers were expected to generate normal income for 25 years from delivery from the shipyard. Given the current age profile of the Tanker Fleet, the average remaining life would be approximately 14 years. The estimated residual value of the vessels was based on TORM’s green recycling policy.
The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These were related to the future development in freight rates, the WACC applied as discounting factor in the calculations, and the development in operating expenses. All other things being equal, the sensitivities to the value in use have been assessed as follows:
•An increase/decrease in the tanker freight rates of USD/day 1,000 would result in an increase/decrease in the value in use of USD 285m and USD 6m for the Main Fleet and the two Handysize vessels, respectively
•An increase/decrease in WACC of 1% would result in an increase/decrease in the value in use of approx. USD 148-167m and USD 2m for the Main Fleet and the two Handysize vessels, respectively.
•An increase/decrease in operating expenses of 10.0% would result in a decrease/increase in the value in use of USD 201m and USD 4m for the Main Fleet and the two Handysize vessels, respectively
As outlined above, the impairment test has been prepared on the basis that the Company will continue to operate its vessels as a fleet in the current setup.
The fair value based on broker values for vessels in the Main Fleet including the order book and leased vessels was USD 1,892m, which is USD 72m below the carrying amount. The fair value based on broker values for the Handysize vessels was 21m, which is USD 3m below the carrying amount.
Marine Exhaust Segment
Marine Exhaust Technology A/S was acquired in 2022 which was also the first year the impairment testing was performed.
December 31, 2023
As of December 31, 2023, the assessment of the recoverable amount of the Marine Exhaust cash-generating unit is based on value in use. The result of the impairment test showed an excess value of USD 9.8m compared to the carrying amount. No impairment of goodwill was recognized as of December 31, 2023.
Key assumptions used in the determination of value in use
The value in use is calculated based on future cash flows using a five-year budget period from 2024-2028. The future cash flows are based on the budget for 2024, assuming no growth in sales. Cost of goods sold is calculated using the gross margins from the 2024 budget. The gross margins are assumed to be constant in the budget period. Operating costs are based on the 2024 budget and are being inflated in the forecast period with the assumed inflation rates of 2-3% p.a. Cash levels are assumed constant in the forecast period, investments in non-current assets are USD 0.1m in 2024 and zero afterwards, and lastly, leasing liabilities are assumed constant. The terminal value extending beyond 2028 are based on a continuation of before mentioned parameters.

The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 8.8% as of December 31, 2023. The WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.
The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These were related to the future development in sales across all revenue segments. All other things being equal, the sensitivities to the value in use have been assessed as follows:
•An increase/decrease in the total sales of 10.0% from 2024 and onwards would result in an increase/decrease in the value in use of USD 12.1m.
December 31, 2022
As of December 31, 2022, the assessment of the recoverable amount of the Marine Exhaust cash-generating unit is based on value in use. The result of the impairment test showed an excess value of USD3.2m compared to the carrying amount. No impairment of goodwill was recognized as of December 31, 2022.
Key assumptions used in the determination of value in use
The value in use is calculated based on future cash flows using a five-year budget period from 2023-2027. The future cash flows are based on the budget for 2023, assuming no growth in sales. Cost of goods sold is calculated using the gross margins from the 2023 budget. The gross margins are assumed to be constant in the budget period. Operating costs are based on the 2023 budget and are being inflated in the forecast period with the assumed inflation rates of 2-3% p.a. Cash levels are assumed constant in the forecast period, investments in non-current assets are USD 0.3m in 2023 and zero afterwards, and lastly, leasing liabilities are assumed constant. The terminal value extending beyond 2027 are based on a continuation of before mentioned parameters.
The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 10.8% as of 31 December 2022. The WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.
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
The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments. These were related to the future development in sales across all revenue segments. All other things being equal, the sensitivities to the value in use have been assessed as follows:
•An increase/decrease in the total sales of 10.0% from 2023 and onwards would result in an increase/decrease in the value in use of USD 3.8m.
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
NOTE 11 – LOAN RECEIVABLES

USDm	2023	2022	2021
Loan receivables
Cost:
Balance as of January 01	4.7	4.7	4.7
Balance as of December 31	4.7	4.7	4.7

Expected credit loss:
Balance as of January 01	0.1	0.1	0.1
Additions during the year	0.1	—	—
Balance as of December 31	0.2	0.1	0.1

Carrying amount as of December 31	4.5	4.6	4.6

The loans were issued as part of sale and lease back transactions in 2019 for two MR vessels. The loans will mature in 2026 and have an interest rate applicable fixed at 1% per annum.
Expected credit loss is recognized based on the 12 months expected credit losses.
Accounting Policies
Loan receivables
Loan receivables are initially recognized on the balance sheet as fair value less transaction costs. After initial recognition, loan receivables are measured at amortized cost. Amortized cost is defined as the amount initially recognized reduced by principal repayments and allowances for the expected credit loss (ECL).

NOTE 12 – FINANCIAL ITEMS

USDm	2023	2022	2021
Financial income
Interest income from cash and cash equivalents, including restricted cash ¹⁾	14.2	4.0	0.2
Other financial income	0.1	—	—
Total	14.3	4.0	0.2

Financial expenses
Interest expenses on borrowings ¹⁾	55.6	48.5	40.0
Financial expenses arising from lease liabilities regarding right-of-use assets	0.5	0.2	0.3
Exchange rate adjustments, including loss from forward exchange rate contracts	0.4	0.5	0.5
Commitment fee	1.3	0.6	1.1
Amortization of interest rate swaps	2.2	2.4	1.4
Ineffectiveness on interest rate swaps	(2.4)	(3.6)	(1.2)
Other financial expenses	3.3	0.2	0.3
Total	60.9	48.8	42.4

Total financial items	(46.6)	(44.8)	(42.2)

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

NOTE 13 – TRADE RECEIVABLES

USDm	2023	2022	2021
Analysis as of December 31 of trade receivables:
Gross trade receivables:
Not due	97.4	122.3	43.4
Due < 30 days	42.6	52.1	17.9
Due between 30 and 180 days	62.4	76.8	23.2
Due > 180 days	15.3	14.2	2.6
Total gross	217.7	265.4	87.1
Allowance for expected credit loss	6.7	5.9	3.1
Total net	211.0	259.5	84.0

The Management makes allowance for expected credit loss based on “the simplified approach” according to IFRS 9 to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables. Expected credit loss for receivables overdue more than 180 days is 25%-100%, depending on the category of the receivable. Expected credit loss for receivables overdue more than one year is 100%.
Movements in provisions for impairment of freight receivables during the year are as follows:

USDm	2023	2022	2021
Allowance for expected credit loss
Balance as of January 01	5.9	3.1	5.8
Provisions for the year	4.0	3.4	0.7
Provisions reversed during the year	(3.2)	(0.6)	(3.4)
Balance as of December 31	6.7	5.9	3.1

Allowance for expected credit loss of trade receivables has been recognized in the income statement under “Port expenses, bunkers, commissions, and other costs of goods sold”.
Allowance for expected credit loss of trade receivables is calculated using an aging factor as well as specific customer knowledge and is based on a provision matrix on days past due.
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

NOTE 14 – OTHER RECEIVABLES

USDm	2023	2022	2021
Derivative financial instruments	37.6	55.3	8.3
Escrow accounts	14.9	14.9	27.4
Other	8.0	3.8	4.3
Balance as of December 31	60.5	74.0	40.0

No significant other receivables are past due or credit impaired.
The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to Note 25 for further information on fair value hierarchies.
NOTE 15 – PREPAYMENTS

USDm	2023	2022	2021
Prepaid insurance payments	—	—	0.8
Prepaid operating expenses	1.2	—	—
Prepaid bareboat hire	0.8	3.0	0.4
Prepaid customer contract assets	2.5	3.0	2.0
Other prepayments	10.7	4.4	2.4
Balance as of December 31	15.2	10.4	5.6

NOTE 16 – TAX

USDm	2023	2022	2021
Tax on profit for the year
Current tax for the year	0.6	0.5	0.6
Adjustments related to previous years	—	(0.1)	(0.1)
Adjustment of deferred tax	2.2	(7.3)	(0.1)
Income tax charge for the year	2.8	(6.9)	0.4
Tonnage tax charge for the year	1.2	1.0	0.9
Total	4.0	(5.9)	1.3

Adjustment of deferred tax of USD2.2m for the year ended December 31, 2023 primarily consists of the recognition of deferred tax assets for unused tax credits for charges subject to the corporate interest restriction and for carried forward losses.
The majority of the Group's taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. As such, the Group has elected to participate in the Danish tonnage tax scheme; the participation is binding until December 31, 2024.
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
Under the Danish tonnage tax scheme, income and expenses from shipping activities are not subject to direct taxation, and accordingly, an effective rate reconciliation has not been provided, as it would not provide any meaningful information. Instead, the taxable income is calculated from:
•The net tonnage of the vessels used to generate the income from shipping activities
•A rate applicable to the specific net tonnage of the vessels based on a sliding scale
Corporate income tax is primarily levied on the Group’s non-vessel-related activities. The effective tax rate of the Group is 1.0% (2022: -1.0%, 2021 3.3%). Net deferred tax liability in relation to entities outside the tonnage tax regime amounts to USD 3.2m.

USDm	2023	2022	2021
Deferred tax assets
Deferred tax assets related to CIR	0.5	3.4	—
Deferred tax assets related to trading losses	5.1	4.7	0.7
Deferred tax assets before offset	5.6	8.0	0.7

Offset against deferred tax liabilities from CIR	(0.5)	(3.4)	—
Offset against deferred tax liabilities from trading losses	(4.7)	(4.0)	—
Deferred tax assets, net as of December 31	0.4	0.6	0.7

Deferred tax liabilities
Deferred tax liabilities arising from changes in equity	8.5	13.2	—
Other temporary differences	0.3	0.3	—
Deferred tax liabilities before offset	8.8	13.5	—
Offset from tax assets	(5.2)	(7.4)	—
Deferred tax liabilities in the balance sheet	3.6	6.1	—

NOTE 16 – continued
Deferred tax assets and liabilities are offset and reported net where appropriate within territories.
Deferred tax at the balance sheet date have been measured using the appropriate enacted tax rates and are reflected in these financial statements and all deferred tax movements arise from the origination and reversal of temporary differences.
Deferred tax assets are recognized to the extent that the realization of the relaxed tax benefit through future taxable profits is probable.
As per December 31, 2023, there are unused tax credits of USD2.2m (2022: USD 2.2m, 2021 13.5m) relating to prior year losses, as the utilization of these losses may not be used to offset taxable profit due to a high degree of uncertainty of future taxable profits.
The deferred tax liability is derived from temporary differences between the accounting and tax values of derivative financial instruments of USD 8.5m (2022: USD 13.2m, 2021: USD 0.0m) and intangible assets of USD 0.0m (2022: USD 0.3m, 2021: 0.0m).

USDm	2023	2022	2021
Non-current tax liability related to held-over gains
Balance as of December 31	(45.2)	(45.2)	(45.2)

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
If TORM discontinues its participation in the Danish tonnage tax scheme, a deferred tax liability would arise in relation to the vessels held by the Group and taken out of the tonnage tax scheme. The Management considers this to be a remote scenario.
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

Accounting Policies
Pillar Two Tax Effects
On June 20, 2023, the government of UK, where the parent company is incorporated, enacted the Pillar Two income taxes legislation effective from January 01, 2024. Under the legislation, the parent company will be required to pay, in UK, top-up tax on profits of its subsidiaries that are taxed at an effective tax rate of less than 15%. The main jurisdictions in which exposures to this tax may exist include Denmark, Singapore and the US.
As the majority of these companies’ revenue consist of shipping income, it is assessed that this income will be excluded from the GloBE income with reference to the shipping carveout described in Article 3.3.
TORM has applied the exception in IAS 12 'Income Taxes' to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
The Group has also prepared a preliminary Transitional Country-by-Country Reporting (CbCR) Safe Harbour assessment concluding on fiscal year 2023, based on which it expects to be eligible for the Transitional CbCR Safe Harbour in the majority of jurisdictions in which the Group is present during fiscal year 2024. The top-up tax would not have had a material impact to the Group if it had been applicable in 2023. At December 31, 2023, there are no indications that the top-up tax will have material impact to the Group in 2024.

NOTE 16 – continued
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

NOTE 17 – COMMON SHARES AND TREASURY SHARES

Common shares		2023	2022	2021
	Nominal value per share (USD)	Number of shares	Number of shares	Number of shares
A-shares	0.01	86,225,684	82,311,299	81,233,269
B-shares	0.01	1	1	1
C-shares	0.01	1	1	1
Total		86,225,686	82,311,301	81,233,271

During the year, the share capital was increased by 3,914,385 A-shares with a nominal value of USD 39,143.85. The total amount including share premium amounted to USD 92.7m. USD 86.5m was a non-cash increase in conjunction with the acquisition of the five vessels, and USD 6.2m was contributed in cash in connection with exercises of Restricted Share Units.
During 2022, the share capital was increased by 1,078,030 A-shares with a nominal value of USD 10,780.30 in connection with exercises of Restricted Share Units leading to a total cash contribution of USD 8.0m.
During 2021, the share capital was increased by 6,377,340 A-shares with a nominal value of USD 63,733.40. The total amount including share premium amount to USD 57.9m. USD 55.0m was a non-cash increase in conjunction with the acquisition of the eight Team Tanker vessels, and USD 2.9m was contributed in cash in connection with exercises of Restricted Share Units.
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
The B-share and the C-share are redeemable by TORM in the event that (i) TORM has received written notification from Njord Luxco (or its affiliates) that Njord Luxco and its affiliates (as defined in the Articles of Association) hold less than 1/3 in aggregate of TORM’s issued and outstanding shares, (ii) 5 business days have elapsed from the Board of Directors’ receipt of such written notice either without any Board member disputing such notice or with at least 2/3 of the Board members confirming such notice, and (iii) both of the B-share and the C-share are redeemed at the same time.

Treasury shares	2023	2022	2021
Number of shares ('000)
Balance as of January 01	493.4	493.4	493.4
Additions	—	—	0.0
Balance as of December 31	493.4	493.4	493.4

NOTE 17 – continued

	2023	2022	2021
Nominal value USD '000
Balance as of January 01	4.9	4.9	4.9
Additions	—	—	—
Balance as of December 31	4.9	4.9	4.9

Treasury shares - continued	2023	2022	2021
Percentage of share capital
Balance as of January 01	0.6%	0.6%	0.7%
Additions	—	—	—
Dilution due to capital increases	—	—%	(0.1)%
Balance as of December 31	0.6%	0.6%	0.6%

As of December 31, 2023, the Company's holding of treasury shares represented 493,371 shares (2022: 493,371 shares, 2021: 493,371 shares) of USD 0.01 each at a total nominal value of USD 0.0m (2022: USD 0.0m, 2021: USD 0.0m) and a market value of USD 14.9m (2022: USD 14.0m, 2021: USD 3.9m).
Restricted Share Units
Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to Note 3.

NOTE 18 – OTHER LIABILITIES

USDm	2023	2022	2021
Accrued operating expenses	20.2	12.0	11.8
Accrued interest	2.1	3.6	2.3
Wages and social expenses	21.8	15.0	15.1
Derivative financial instruments	2.8	1.9	11.3
Other	1.3	1.6	3.2
Balance as of December 31	48.2	34.1	43.7

Hereof non-current	3.0	3.0	—
Hereof current	45.2	31.1	43.7

The carrying amount is a reasonable approximation of fair value due to the short-term nature of the payable. Please refer to Note 25 for further information on fair value hierarchies.
Accounting Policies
Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

NOTE 19 – EFFECTIVE INTEREST RATE, OUTSTANDING BORROWINGS

		2023			2022			2021
USDm	Fixed/ floating	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾
Borrowings
Syndicate Facility	Floating	2028	6.6%	224.0	2026	7.6%	143.8	2026	3.8%	279.4
DSF Facility	Floating	2029	5.9%	140.1	2027	6.7%	201.8	2027	3.6%	221.9
DSF Facility 2	Floating	2029	5.8%	52.5	—	—	—	—	—	—
HCOB Facility	Floating	2029	7.8%	31.2	2025	9.9%	42.4	2025	5.1%	85.3
ING	Floating	2029	5.9%	57.9	—	—	—	—	—	—
KFW Facility	Floating	2032	6.4%	34.8	2032	7.1%	37.9	2032	4.1%	40.9
BoComm 2 (USD)³⁾	Floating	2032	7.0%	66.7	2031	7.4%	71.3	2031	4.9%	37.8
BoComm 3 (USD)³⁾	Floating	2029	7.3%	82.2	2029	7.8%	90.9	2029	4.9%	99.5
CDBL³⁾	Fixed	2032	5.7%	149.0	2029	5.8%	160.8	2029	5.8%	150.8
Springliner (USD)³⁾	Fixed	2026	4.8%	27.9	2026	4.8%	30.7	2026	4.8%	33.4
CMBFL³⁾	Fixed	2033	5.7%	195.8	2033	4.9%	37.3	—	—	—
Other credit facilities	Floating	2026	4.7%	4.8	2026	3.1%	4.9	—	—	—
CEXIM (USD)	Floating	—	—%	—	2030	7.0%	41.1	2030	4.0%	44.9
HCOB Facility 2	Floating	—	—%	—	2026	8.3%	21.1	2026	4.5%	25.4
BoComm 1 (USD)³⁾	Floating	—	—%	—	2025	8.7%	49.4	2025	4.9%	59.2
Eifuku (USD)³⁾	Floating	—	—%	—	2026	7.9%	20.9	2026	4.3%	22.4
Showa (USD)³⁾	Floating	—	—%	—	2024	8.6%	18.7	2024	4.1%	20.9
Sale and leaseback transaction prepayment	N/A	—	—	—	—	—	—	2022	—	21.0
Weighted average effective interest rate⁴⁾			6.2%			7.1%			4.4%
Total borrowings				1,066.9			973.0			1,142.8
Borrowing costs included (amortised costs)				(13.9)			-11.1			-13.0
Right-of-use lease liabilities				6.6			5.0			5.6
Total				1,059.6			966.9			1,135.4
Hereof non-current				886.9			849.8			926.5
Hereof current				172.7			117.1			209.0

¹⁾ Effective interest rate includes deferred and amortized bank fees.
²⁾ Because of the floating interest rate, the carrying value of the Group's borrowings is approximately equal to the fair value except for fixed rate borrowings, where the fair value amounts to USD 402.8m (compared to a total carrying value as of December 31, 2023 of USD 372.7m).
³⁾ Lease debt recognized under sale and leaseback arrangement with repurchase options (accounted for as finance transactions).
⁴⁾ Please refer to Note 23 for average interest rate including hedges.

In addition to the facilities above, TORM had undrawn credit facilities of USD 342.5m as of December 31, 2023. Please refer to Note 2 for further information on the Company’s liquidity and capital resources as well as to Note 2 Subsequent events for commitment obtained for refinancing existing facilities and Notes 23 and 24 for further information on interest rate swaps and financial risks.

NOTE 19 – continued

The following table summarizes the reconciliation of liabilities arising from financing activities:

		Cash movements		Non-cash movements
USDm	Opening balance as of January 01, 2023	Borrowings	Repayments	Business combin- ations	Other changes	End balance as of December 31, 2023
Borrowings	966.9	676.4	(585.4)	—	1.7	1,059.6
Total	966.9	676.4	(585.4)	—	1.7	1,059.6

		Cash movements		Non-cash movements
USDm	Opening balance as of January 01, 2022	Borrowings	Repayments	Business combin- ations	Other changes	End balance as of December 31, 2022
Borrowings	1,135.4	96.3	(275.2)	7.9	2.5	966.9
Total	1,135.4	96.3	(275.2)	7.9	2.5	966.9
Repayments

		Cash movements		Non-cash movements
USDm	Opening balance as of January 01, 2021	Borrowings	Repayments	Business combin- ations	Other changes	End balance as of December 31, 2021
Borrowings	842.4	548.8	(253.4)	—	(2.4)	1,135.4
Total	842.4	548.8	(253.4)	—	(2.4)	1,135.4

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

NOTE 20 – COLLATERAL SECURITY FOR BORROWINGS
The total carrying amount for vessels which have been provided as security for borrowings amounts to USD 2,070m as of December 31, 2023 (2022: USD 1,856m, 2021: USD 1,928m), including transferred ownership under sale and leaseback arrangements accounted for as financing transactions, where the vessels are not derecognized and where vessels are provided as security for lease debt.
USD 0.7m (2022: USD 0.7m) in floating charge in Marine Exhaust Technology A/S have been provided as security for loans to other lenders.
USD 0.4m (2022: USD 0.4m) in floating charge in Marine Exhaust Technology A/S have been provided as security for loans to banks.
10,500 shares (2022: 10,500 shares) in ME Production A/S with a book value of 2.1m (2022: USD 2.1m) have been provided as security for loans to the lenders of Marine Exhaust Technology A/S.
USD 6.6m (2022: USD 6.4m) in floating charge in ME Production A/S with a book value of 10.5m (2022: USD 10.2m) have been provided as security for loans to banks.
Please refer to Note 1 for further information.

NOTE 21 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES
The guarantee commitments of the Group are less than USD 0.1m (2022: USD 0.1m, 2021: USD 0.1m) and relate to guarantee commitments to Danish Shipping.
The Group is involved in certain other legal proceedings and disputes (refer to Note 30). It is the Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations, and cash flows.

NOTE 22 – CONTRACTUAL RIGHTS AND OBLIGATIONS
The following table summarizes the Group's contractual obligations as of December 31, 2023.

USDm	2024	2025	2026	2027	2028	Thereafter	Total
Borrowings ¹⁾	174.9	148.0	148.4	112.0	120.0	370.2	1,073.5
Interest payments related to scheduled interest fixing	41.0	32.5	26.7	24.5	19.5	18.4	162.6
Estimated variable interest payments ²⁾	6.3	5.3	6.1	6.2	7.5	8.9	40.3
Newbuilding installments ³⁾	—	—	—	—	—	—	—
Secondhand vessel commitments	190.4	0.0	—	—	—	—	190.4
Committed scrubber installations ⁴⁾	23.6	—	2.0	8.1	2.0	—	35.7
Trade payables and other obligations	85.0	—	—	—	—	2.7	87.7
Total	521.2	185.8	183.2	150.8	149.1	400.1	1,590.2

The following table summarizes the Group's contractual obligations as of December 31, 2022.

USDm	2023	2024	2025	2026	2027	Thereafter	Total
Borrowings ¹⁾	119.8	130.0	127.2	185.9	161.7	253.4	978.0
Interest payments related to scheduled interest fixing	34.8	30.6	24.7	18.0	14.1	22.1	144.3
Estimated variable interest payments ²⁾	3.3	1.6	2.5	2.2	5.5	11.1	26.2
Newbuilding installments ³⁾	—	—	—	—	—	—	—
Committed scrubber installations ⁴⁾	17.3	1.1	—	—	—	—	18.4
Trade payables and other obligations	81.6	—	—	—	—	2.5	84.1
Total	256.8	163.3	154.4	206.1	181.3	289.1	1,251.0

The following table summarizes the Group's contractual obligations as of December 31, 2021

USDm	2022	2023	2024	2025	2026	Thereafter	Total
Borrowings ¹⁾	211.7	129.9	139.3	134.2	181.4	351.9	1,148.4
Interest payments related to scheduled interest fixing	43.4	38.6	33.0	25.4	17.8	35.3	193.5
Estimated variable interest payments ²⁾	(0.3)	(0.8)	(0.7)	(0.1)	0.2	2.8	1.1
Newbuilding installments ³⁾	39.9	—	—	—	—	—	39.9
Committed scrubber installations ⁴⁾	8.1	0.5	—	—	—	—	8.6
Trade payables and other obligations	62.5	—	—	—	—	—	62.5
Total	365.3	168.2	171.6	159.5	199.4	390.0	1,454.0

¹⁾ The presented amounts to be repaid do not include directly related costs arising from the issuing of the loans of USD 13.9m (2022: USD 11.1m. 2021: USD 13.0m), which are amortized over the term of the loans. Borrowing costs capitalized during the year amount to USD 9.0m (2022: USD 0.7m, 2021: USD 5.8m).
²⁾ Variable interest payments are estimated based on the forward rates for each interest period including hedging instruments.
³⁾ As of December 31, 2023, TORM had zero contracted newbuildings (2022: Zero, 2021: One). Commitments regarding newbuilding installments are in excess of the prepayments included in Note 8.
⁴⁾ Commitments for pollution reduction installations

NOTE 22 – continued

TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter to customers.
The following table summarizes the Group's contractual rights as of December 31, 2023

USDm	2024	2025	2026	2027	2028	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels ⁵⁾	37.8	24.1	—	—	—	—	61.9
Total	37.8	24.1	—	—	—	—	61.9

The following table summarizes the Group's contractual rights as of December 31, 2022

USDm	2023	2024	2025	2026	2027	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels ⁵⁾	2.1	—	—	—	—	—	2.1
Total	2.1	—	—	—	—	—	2.1

The following table summarizes the Group's contractual rights as of December 31, 2021

USDm	2022	2023	2024	2025	2026	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels ⁵⁾	21.6	—	—	—	—	—	21.6
Total	21.6	—	—	—	—	—	21.6

⁵⁾ Charter hire income for vessels on time charter is recognized under "Revenue". During the years revenue from time charter amounted to 43.8 (2022: 64.7, 2021: 90.7).
The average period until redelivery of the vessels for the period ended December 31, 2023 was 1.6 years (2022: 0.4 years, 2021: 0.3 years).

NOTE 23 – DERIVATIVE FINANCIAL INSTRUMENTS

Please refer to Note 25 for further information on fair value hierarchies.

USDm	2023	2022	2021
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements — fair value through profit and loss	1.7	—	0.4
Bunker swaps — fair value through profit and loss	(0.2)	—	0.2
Bunker swaps — hedge accounting	(0.5)	—	0.1

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts — hedge accounting	0.5	0.4	(1.6)
Interest rate swaps — hedge accounting	35.3	53.7	(2.2)
Fair value of derivatives as of December 31	36.8	54.1	(3.1)

Derivative financial instruments are presented as below on the balance sheet:

	Financial	Financial
USDm	assets	liabilities
2023
Offsetting financial assets and financial liabilities:
Gross amount	37.7	(0.9)
Offsetting amount	(0.1)	0.1
Net amount presented in the statement of financial position	37.6	(0.8)

	Financial	Financial
USDm	assets	liabilities
2022
Offsetting financial assets and financial liabilities:
Gross amount	54.5	(0.4)
Offsetting amount	—	—
Net amount presented in the statement of financial position	54.5	(0.4)

	Financial	Financial
USDm	assets	liabilities
2021
Offsetting financial assets and financial liabilities:
Gross amount	7.7	(10.8)
Offsetting amount	—	—
Net amount presented in the statement of financial position	7.7	(10.8)

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

NOTE 23 - continued
At year-end 2023, 2022, and 2021, TORM held the following derivative financial instruments designated as hedge accounting:

2023	Notional value	Unit	2024	2025	After 2025
Forward exchange contracts (USD/DKK) ¹⁾	325.5	DKKm	325.5	—
Interest rate swaps ²⁾	923.0	USDm	103.3	172.0	647.7
Bunker swaps ³⁾	9,600.0	MT	9,600.0	—	—

¹⁾ The average hedge of USD/DKK currency was 6.8
²⁾ The average interest rate was 1.45% p.a. plus margin.
³⁾ The average price of the hedging instruments was USD 539.2

Hedge accounting			Expected maturity
2022	Notional value	Unit	2023	2024	After 2024
Forward exchange contracts (USD/DKK) ¹⁾	280.3	DKKm	280.3	—	—
Interest rate swaps ²⁾	687.2	USDm	136.9	51.6	498.7

¹⁾ The average hedge of USD/DKK currency was 6.9
²⁾ The average interest rate was 1.37 p.a. plus margin.

Hedge accounting			Expected maturity
2021	Notional value	Unit	2022	2023	After 2023
Forward exchange contracts (USD/DKK) ¹⁾	274.0	DKKm	274.0	—	—
Interest rate swaps ²⁾	768.7	USDm	130.9	136.9	500.9
Bunker swaps ³⁾	9,920.0	MT	9,920.0	—	—

¹⁾ The average hedge of USD/DKK currency was 6.3
²⁾ The average interest rate was 1.38 p.a. plus margin.
³⁾ The average price of the hedging instruments was USD 642.4
Interest rate swaps with a fair value of USD 35.3m (net gain) applying the USD Secured Overnight Financing Rate ("SOFR") compounded in arrears settings are designated as hedge accounting relationships to fix a part of TORM's interest payments during the period 2024-2032 with a notional value of USD 923.0m (2022: USD 687.2m, 2021: USD 768.7m).
The derivatives are not under central clearing but are settled on a bilateral basis with the counterparties. All contracts are settled in a net amount per counterparty, and therefore the net value per counterparty is presented in the financial statement.
Cash collateral of USD 27.9m (2022: USD 1.4m, 2021: USD 3.7m) has been provided as security for the agreements relating to derivative financial instruments, which does not meet the offsetting criteria in IAS 32, but which can be offset against the net amount of the derivative asset and derivative liability in case of default, and insolvency, or bankruptcy in accordance with associated collateral arrangements.
TORM did not enter into any enforceable netting arrangements.
Further details on derivative financial instruments are provided in Notes 24 and 25.

NOTE 23 - continued
Forward freight agreements (FFAs) of USD 23.0m (net gain) have been recognized in the income statement in 2023 (2022: USD -33.3m, 2021: USD 0.4m). FFAs are used to mitigate fluctuations in the freight rates of vessels with a duration of 0-24 months.The FFAs are not designated for hedge accounting.
Bunker swap agreements of USD 1.0m (net gain) have been recognized in the income statement in 2023 (2022: USD 13.8m, 2021: USD 12.0m). Bunker swaps with a duration similar to the period hedged are used to reduce the exposure to fluctuations in bunker prices for fixed voyages. Bunker swap agreements are designated as hedge accounting when appropriate.
Forward exchange contracts with a fair value of USD 0.5m (net gain) are designated as hedge accounting relationships to hedge a part of TORM payments in 2024 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 325.5m (2022: DKK 280.3m, 2021: DKK 274.0m).
The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2023, 2022 and 2021.

	Income statement				Other comprehensive income		Equity
USDm	Port expenses, bunkers, and commissions	Financial items	Operating expenses	Admini- strative expenses	Transfer to income statement	Fair value adjustment	Hedging reserves as of December 31
2023
Forward freight agreements	23.0	—	—	—	—	—	—
Bunker swaps	1.0	—	—	—	0.3	(0.8)	(0.5)
Forward exchange contracts	—	—	—	(0.1)	0.1	0.1	0.5
Interest rate swaps	—	24.7	—	—	(22.3)	3.7	34.1
Total	24.0	24.7	—	(0.1)	(21.9)	3.0	34.1

2022
Forward freight agreements	(33.3)	—	—	—	—	—	—
Bunker swaps	13.8	—	—	—	(3.3)	3.3	—
Forward exchange contracts	—	—	(2.4)	(2.3)	4.6	(2.7)	0.4
Interest rate swaps	—	3.2	—	—	0.4	54.3	52.6
Total	(19.5)	3.2	(2.4)	(2.3)	1.7	54.9	53.0

2021
Forward freight agreements	0.4	—	—	—	—	—	—
Bunker swaps	12.0	—	—	—	(2.8)	2.1	0.1
Forward exchange contracts	—	—	0.1	0.1	(0.2)	(3.4)	(1.6)
Interest rate swaps	—	(10.8)	—	—	11.7	9.8	(2.1)
Total	12.4	(10.8)	0.1	0.1	8.7	8.5	(3.6)

The hedging reserves as of December 31 relates to derivatives used for cash flow hedge for open hedge instruments, only. Certain interest rate swaps include portions of ineffectiveness. The ineffectiveness is recognized in "Financial expenses" in the income statement. Please refer to page F-59 for a full overview of the fair value of hedge instruments.
Please refer to Note 21 for further information on commercial and financial risks.

NOTE 23 - continued
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
Changes in the fair value of derivative financial instruments not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the Company’s risk management policy, certain forward freight agreements and forward contracts regarding bunker purchases do not qualify for hedge accounting. Changes in fair value of these derivative financial instruments are therefore recognized in the income statement under “Financial income” or “Financial expenses” for interest rate swaps with cap features and under “Port expenses, bunkers and commissions” for forward freight agreements and forward bunker contracts.

NOTE 24 – RISKS ASSOCIATED WITH TORM’S ACTIVITIES
TORM’s overall risk tolerance and inherited exposure to risks is divided into five main categories:
•Emerging risks
•Industry and market risks
•Operational risks
•Compliance and IT risks
•Financial risks
The risks described below under each of the five categories are considered to be among the most significant and quantifiable risks for TORM.
Emerging Risks
Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks.The Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks and develop the necessary capabilities to exploit opportunities created by the same risks.
Please refer to the Risk Management section under Climate-related risk analysis and TCFD on pages 87-89 in the Annual Report 2023 for a detailed description of emerging risks.
Industry and Market Risks
Industry and market-related risk factors relate to changes in the markets and in the political, economic, and physical environment which the Management cannot control, such as freight rates and vessel and bunker prices.
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
Tanker freight income is to a certain extent covered against general fluctuations through the use of physical contracts such as cargo contracts and time charter agreements with durations of 6-36 months . In addition, TORM uses derivative financial instruments such as forward freight agreements (FFAs) with coverage of typically 0-24 months ahead, based on market expectations and in accordance with TORM’s risk management policies.
During 2023, 12.6% (2022: 12.8%, 2021: 31.5%) of the 29,152 earning days deriving from operating the Company’s product tankers were hedged in this way. Physical time charter contracts accounted for 8.5% (2022: 46.1%, 2021: 35.7%) of overall hedging. In 2023, the Company sold FFAs with a notional contract value of USD 213.9m (2022: USD58.3m, 2021: USD 44.2m) and bought FFAs with a notional contract value of USD 0m (2022: USD 92.3m, 2021: USD 110.3m). The total notional contract volume sold in 2023 was 5,400,000 metric tons (2022: 2,310,000 metric tons; 2021: 2,410,000 metric tons), and the total notional volume bought was 0 metric tons (2022: 2,592,000 metric tons, 2021: 5,962,000 metric tons). At the end of 2023, the coverage of available earning days for 2024 was 11.3% through time charters, current spot voyages and cargo contracts (2022: 3.7%, 2021: 9.9%
FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties, and other internal control procedures.

NOTE 24 – continued
All things being equal and to the extent the Company’s vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following changes in profit before tax based on the expected number of earning days for the coming financial year:
Sensitivity to changes in freight rates

USDm	2024	2023	2022
Decrease in freight rates of USD/day 1,000:
Changes in profit/loss before tax for the following year	(27.8)	(26.5)	(27.2)
Changes in equity for the following year	(27.8)	(26.5)	(27.2)
Sales and purchase price fluctuations
As an owner of vessels, TORM is exposed to risks associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of December 31, 2023, the carrying value of the fleet was USD 2,070m (2022: USD 1,856.0m, 2021: USD 1,937.8m). Based on broker valuations, TORM’s fleet had a market value of USD 3,080.9m as of December 31, 2023 (2022: USD 2,650.3m, 2021: USD 1,869.5m).
Bunker price fluctuations
The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 66.6% (2022: 61.3%, 2021: 56.4%) of the total voyage costs in 2023 and is by far the biggest single cost related to a voyage.
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
TORM only hedges bunker exposure whenever the freight is fixed beyond one month. In 2023, 17.7% (2022: 15.2%, 2021: 42.1%) of TORM’s total bunker purchase was hedged through bunker hedging contracts. At the end of 2023, TORM had covered 5% (2022: 0%, 2021: 4.1%) of its bunker requirements for 2024. The total bunker exposure is estimated to be approximately 415,436 metric tons.
All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following changes in expenditure based on the expected bunker consumption in the spot market:
Sensitivity to changes in the bunker price

USDm	2024	2023	2022
Increase in the bunker prices of 10% per ton:
Changes in profit/loss before tax for the following year	(25.9)	(22.1)	(22.6)
Changes in equity for the following year	(25.9)	(22.1)	(22.6)

Operational Risks
Operational risks are risks associated with the ongoing operations of the business and include risks such as the safe operation of vessels, the availability of experienced seafarers and staff, terrorism, piracy as well as insurance and counterparty risk.

NOTE 24 – continued
Insurance Coverage
During the fleet’s operation, various casualties, accidents, and other incidents may occur which may result in financial losses for TORM. For example national and international rules, regulations, and conventions could mean that TORM may incur substantial liabilities if a vessel is involved in an oil spill or emission of other environmentally hazardous agents.
To reduce the exposure to these risks, the fleet is insured against such risks to the extent possible. The total insurance program comprises a broad cover of risks in relation to the operation of vessels and transportation of cargo, including personal injury, environmental damage and pollution, cargo damage, third-party casualty and liability, hull and machinery damage, total loss, and war. All TORM’s owned vessels are insured for an amount corresponding to their market value plus a margin to cover any fluctuations. Liability risks are covered in line with international standards. It is TORM’s policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies along with two P&I clubs, to diversify risk. The P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and TORM’s vessels are each insured for the maximum amount available in the P&I system. At the end of 2023, the aggregate insured value of hull and machinery and interest for TORM’s owned vessels amounted to USD 2.34bn (2022: USD 2.8bn, 2021: USD 2.1bn).
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
TORM has a close focus on its risk policies and procedures to ensure that risks managed in the day-to-day business are kept at agreed levels, and that changes in the risk situation are brought to the Management’s attention.
TORM’s counterparty risks are primarily associated with:
•Receivables, cash and cash equivalents, including restricted cash
•Contracts of affreightment with a positive fair value
•Derivative financial instruments and commodity instruments with a positive fair value
Receivables, cash, and cash equivalents, including restricted cash
The majority of TORM’s customers are companies operating in the oil industry. It has been assessed that these companies are, to a great extent, subject to the same risk factors as those identified for TORM.
A major part of TORM’s freight revenues stem from a small group of customers. In 2023, one customer accounted for 8% of TORM’s freight revenues (2022: one accounted for 12%, 2021: 1 accounted for 15%). The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel’s cargo has been discharged. For new and smaller customers, TORM’s credit risk is limited as freight is usually paid prior to the cargo’s discharge, or, alternatively, a suitable bank guarantee is placed in lieu thereof.
Because of the payment patterns mentioned above, TORM’s receivables primarily consist of receivables from voyages in progress at year-end and outstanding demurrage. For the past five years, TORM has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of original demurrage claims, TORM’s average stands at 98.6% (2022: 98.6%, 2021: 97.0%), which is considered to be satisfactory given the differences in interpretation of events. In 2023, demurrage represented 16% (2022: 14.0%, 2021: 18.0%) of the total freight revenues. Please refer to Note 1 for more details on recognition of demurrage claims into revenue.

NOTE 24 – continued
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
Derivative Financial Instruments and Commodity Instruments
In 2023, 100% (2022: 100%, 2021: 100%) of TORM’s forward freight agreements (FFAs) were traded via clearing houses or over-the-counter (OTC). Trade via clearing houses effectively reduces counterparty credit risk by daily clearing of balance and OTC trades are only done with investment grade counterparties. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks, or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were entered into with investment grade counterparties.
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
The part of TORM’s expenses denominated in currencies other than USD accounts for approximately 60.2% (2022: 81.4%, 2021: 86.0%) for administrative expenses and approximately 21.6% (2022: 19.8%, 2021: 21.3%) for operating expenses. TORM’s expected administrative and operating expenses in DKK and EUR for 2024 are approximately DKK 476.1m, whereof 68.3% (2022: 68.9%, 2021: 70.3%) are hedged through FX forward contracts. All FX forward contracts have maturity within 2024, and TORM’s average hedge USD/DKK currency rate is 6.77. FX exposure is hedged in its entirety for all risks.
TORM assumes identical currency risks arising from exposures in DKK and EUR.
Sensitivity to Changes in the USD/DKK and USD/EUR Exchange Rate
All things being equal, a change in the USD/DKK and the USD/EUR exchange rates of 10% would result in a change in profit/loss before tax and equity as follows:

USDm	2024	2023	2022
Effect of a 10% increase of DKK and EUR:
Changes in profit/loss before tax for the following year	(2.2)	(1.8)	(1.8)
Changes in equity for the following year	(2.2)	(1.8)	(1.8)

Interest rate risk
TORM’s interest rate risk generally relates to interest-bearing borrowings. All TORM’s loans for financing vessels are denominated in USD. Please refer to Note 19 for additional information on borrowings. At the end of 2023, TORM had fixed 86.9% (2022: 94.6%, 2021: 84.9%) of the debt then outstanding with interest rate swaps and fixed rate leasing debt corresponding to an amount of USD 923.0m. USD 550.3m of this amount is hedged at an interest rate of 1.45% plus margin with interest rate swaps with maturity in the period 2023-2028.
TORM’s debt and interest hedging was based on USD London Interbank Offered Rate ("LIBOR") until June 30, 2023, when the USD LIBOR ceased to exist. As of that date SOFR is used as best practice for USD derivatives and financial contracts. During 2023 TORM implemented amendments on all legacy financing and hedging contracts. TORM implemented compound SOFR on the majority of the agreements.

NOTE 24 – continued
A total of USD 95.3m as per September 2023 of TORM’s borrowing did not qualify the IBOR reform exemption of IFRS 9 and therefore applied modification accounting which resulted to immaterial effect.The rest applies the exemption, and no modification accounting was applied. TORM has performed a hedge effectiveness testing in relation to the transition to SOFR and concluded that hedging relationships remain effective. TORM identified one ineffective relationship due to basis risk component of a loan agreement. Financial impact is measured quarterly and currently deemed immaterial.

Sensitivity to Changes in Interest Rates
All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:

USDm	2024	2023	2022
Effect of a 1%-point increase in interest rates:
Changes in profit/loss before tax for the following year	(2.7)	(0.7)	(2.1)
Changes in equity for the following year	10.4	16.3	19.9

Liquidity risk
TORM’s strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of December 31, 2023, TORM’s loan portfolio was spread across 13 different banks.
As of December 31, 2023, TORM maintains a liquidity reserve of USD 295.6m in cash and cash equivalents, including restricted cash, combined with USD 342.5m in undrawn and committed credit facilities. Cash is only placed in banks with an investment grade rating. For further information on contractual obligations, including a maturity analysis, please refer to Note 22.

NOTE 25 – FINANCIAL INSTRUMENTS

	Observable input (Level 2)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value

2023
Financial assets
Loan receivables¹⁾	—	—	4.5	4.5
Trade receivables¹⁾	—	—	211.0	211.0
Other receivables	37.6	37.6	22.9	60.5
Cash and cash equivalents, including restricted cash¹⁾	—	—	295.6	295.6
Total	37.6	37.6	534.0	571.6

Financial liabilities
Borrowings¹⁾²⁾	—	—	1,059.6	1,059.6
Other non-current liabilities	—	—	3.0	3.0
Trade payables¹⁾	—	—	43.1	43.1
Other liabilities¹⁾	2.8	2.8	42.4	45.2
Total	2.8	2.8	1,148.1	1,150.9

2022
Financial assets
Loan receivables¹⁾	—	—	4.6	4.6
Trade receivables¹⁾	—	—	259.5	259.5
Other receivables	55.3	55.3	18.7	74.0
Cash and cash equivalents, including restricted cash¹⁾	—	—	323.8	323.8
Total	55.3	55.3	606.6	661.9

Financial liabilities
Borrowings¹⁾²⁾	—	—	966.9	966.9
Other non-current liabilities	—	—	3.0	3.0
Trade payables¹⁾	—	—	48.5	48.5
Other liabilities¹⁾	1.9	1.9	29.2	31.1
Total	1.9	1.9	1,047.6	1,049.5

2021
Financial assets
Loan receivables¹⁾	—	—	4.6	4.6
Trade receivables¹⁾	—	—	84.0	84.0
Other receivables	8.3	8.3	31.7	40.0
Cash and cash equivalents, including restricted cash¹⁾	—	—	171.7	171.7
Total	8.3	8.3	292.0	300.3

Financial liabilities
Borrowings¹⁾²⁾	—	—	1,135.3	1,135.3
Trade payables¹⁾	—	—	35.3	35.3
Other liabilities¹⁾	11.2	11.2	32.5	43.7
Total	11.2	11.2	1,203.1	1,214.3

¹⁾ Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.
²⁾ See Note 20.
³⁾ Derivative financial instruments are presented in the balance sheet line "Other receivables" and "Other liabilities".
Fair value hierarchy for financial instruments measured at fair value in the balance sheet
Below, please find the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.
•Level 2 fair value measurements are those derived from input other than quoted prices included in Level 1 which are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

NOTE 25 - Continued
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
On September 01, 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S, thereby obtaining a controlling interest in its joint venture entity Marine Exhaust Technology (Hong Kong) Ltd. Until September 01, 2022, TORM’s transactions with its joint venture entity producing scrubbers for the TORM fleet covered CAPEX of USD 5.6m in total.
During 2021, TORM effected transactions with its joint venture producing scrubbers for the TORM fleet amounting to USD 1.4m in total.

NOTE 27 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE YEAR
During 2023, TORM sold and delivered eight vessels for a total consideration of USD 166.4m. The vessels sold and delivered to new owners during 2023 had a carrying value of USD 111.4m. After deducting related bunker cost, the sales resulted in a profit of USD 50.4m which are recognized in the income statement for 2023. Additionally, TORM sold three vessels with a carrying value of USD 47.2m classified as assets held for sale at the end of 2023 as the vessels were not yet delivered to new owners.
During 2022, TORM sold seven vessels. All the vessels sold in 2022 and one vessel sold in 2021 were delivered to the new owners to a total consideration of USD 106.6m. The vessels sold and delivered to the new owners during 2022 had a carrying value of USD 93.8m. The sales resulted in an impairment loss of USD 2.6m and a profit of USD 10.2m which are recognized in the income statement for 2022.
During 2021, TORM sold and delivered one vessel for a total consideration of USD 10.0m. The vessels sold and delivered to the new owners during 2021 had a carrying value of USD 10.3m. Additionally, TORM sold one vessel with a carrying value of USD 13.2m classified as assets held for sale at the end of 2021 as the vessel was not yet delivered to new owners. The vessel was subsequently delivered during 2022. The sales resulted in an impairment loss on tangible assets of USD 4.6m
NOTE 28 – CASH FLOWS

USDm	2023	2022	2021
Reversal of other non-cash movements:
Exchange rate adjustments	0.1	(0.3)	(0.7)
Share-based payments	22.5	2.2	2.3
Fair value adjustments on derivative financial instruments	(1.5)	0.6	(0.2)
Reversal of provisions adjustments	(6.5)	(6.3)	—
Other adjustments	(0.1)	0.1	—
Total	14.6	(3.7)	1.4

USDm	2023	2022	2021
Change in inventories, receivables, and payables:
Change in inventories	1.2	(21.8)	(26.9)
Change in receivables	45.2	(158.1)	(37.5)
Change in prepayments	(1.8)	(5.7)	(3.5)
Change in trade payables and other liabilities	3.2	4.7	19.4
Total	47.8	(180.9)	(48.5)

NOTE 29 – ENTITIES IN THE GROUP

Entity	Country
TORM plc	United Kingdom
Investments in subsidiaries ⁶⁾:
Entity	Country	Ownership ⁵⁾
TORM A/S	Denmark	100%
DK Vessel HoldCo GP ApS ¹⁾	Denmark	100%
DK Vessel HoldCo K/S ¹⁾	Denmark	100%
OCM Singapore Njord Holdings Alice, Pte. Ltd ¹⁾	Singapore	100%
OCM Singapore Njord Holdings Almena, Pte. Ltd ²⁾	Singapore	100%
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St.Michaelis Pte. Ltd ²⁾	Singapore	100%
OCM Singapore Njord Holdings St. Gabriel Pte. Ltd ²⁾	Singapore	100%
OCM Singapore Njord Holdings Agnete, Pte. Ltd ²⁾	Singapore	100%
OCM Singapore Njord Holdings Alexandra, Pte. Ltd ¹⁾	Singapore	100%
OMI Holding Ltd.²⁾	Mauritius	100%
TORM Crewing Service Ltd.²⁾	Bermuda	100%
TORM Middle East DMCC	United Arab Emirates	100%
TORM Shipping India Private Limited ⁴⁾	India	100%
TORM Singapore Pte. Ltd.	Singapore	100%
TORM Tanker Corporation⁷⁾	USA	100%
TORM USA LLC⁷⁾	USA	100%
VesselCo 6 Pte. Ltd. ¹⁾	Singapore	100%
VesselCo 8 Pte. Ltd. ²⁾	Singapore	100%
VesselCo 9 Pte. Ltd.	Singapore	100%
VesselCo 10 Pte. Ltd. ³⁾	Singapore	100%
VesselCo 11 Pte. Ltd. ²⁾	Singapore	100%
VesselCo 12 Pte. Ltd.	Singapore	100%
TORM SHIPPING (PHILS.), INC.	Philippines	25%
Marine Exhaust Technology A/S	Denmark	75%
ME Production A/S	Denmark	75%
Marine Exhaust Technology (Hong Kong) Ltd.	China	59%
ME Production (Zhejiang) Co, Ltd.	China	59%
Suzhou ME Production Technology Co, Ltd.⁷⁾	China	75%
¹⁾ Entities dissolved in the financial year ended December 31, 2021
²⁾ Entities dissolved in the financial year ended December 31, 2022
³⁾ Entities dissolved in the financial year ended December 31, 2023
⁴⁾ Entities with different reporting periods: TORM Shipping India has a financial reporting period that runs from 01 April to 31 March as required by the Indian government's laws and legislations.
⁵⁾For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.), INC where voting rights are 100%
⁶⁾ All subsidiaries are consolidated in full.
⁷⁾ Entities not audited

NOTE 29-continued

Interest in legal entities included as joint ventures:
There has been no activity in the two Danish joint ventures, Long Range 2 A/S and LR2 Management K/S, for which TORM controls 50%.
TORM obtained control over Marine Exhaust Technology Ltd. on September 01, 2022 following the acquisition of Marine Exhaust Technology A/S, where it affected the profit and loss from continuing operations in 2022 with -0.1m. Before the acquisition, TORM controlled 28% of Marine Exhaust Technology A/S.

The table below shows the registered addresses for the companies mentioned above:

Denmark	India	Philippines
Tuborg Havnevej 18	2nd Floor	7th Floor
DK-2900 Hellerup	Leela Business Park	Salcedo Towers, 169
Denmark	Andheri-Kurla Road	HV dela Costa Street
	Andheri (E)	Salcedo Village,
	Mumbai 400059	Makati City
	India	Philippines 1227

Singapore	United Kingdom	USA
6 Battery Road #27-02	Office 105	Suite 1625
Six Battery Road	20 St Dunstan's Hill	2500 City West
Singapore 049909	London, EC3R 8HL	Boulevard
Singapore	United Kingdom	77042, Houston , Texas
USA

Denmark	China	Hong Kong
Sandholm 7	208 Longward Road	Room 12, 10/F
9900 Frederikshavn	Zhapu Town Ping Hu	Kwai Cheong Centre
Denmark	Jiaxing City	No. 50 Kwai Cheong Road
	Zhejiang Provice	Kwai Chung, New Territories
	China	Hong Kong

United Arab Emirates
Unit No: C1
DMCC Business Centre
Level No 13
AG Tower
Dubai, UAE
United Arab Emirates

NOTE 30 – PROVISIONS

USDm	2023	2022	2021
Cargo claim provisions	—	6.5	18.3
Warranty provisions	0.6	0.3	—
Balance as of December 31	0.6	6.8	18.3

In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargoes, and not being able to honor those obligations. The cases involved irregular activities by the customer. Legal action was initiated by TORM in the UK and in India against the customer and related individuals. During 2022, TORM settled one claim and reassessed its provisions for the remaining part of the case complex, which led to the reversal of provisions amounting to USD 6.3m. As of December 31, 2023, TORM has reassessed the provision and reversed the remaining provision of USD 6.5m relating to the case complex to reflect the current legal assessment of the outcome. TORM has estimated the potential exposure to be up to USD 16.6m should TORM contrary to current expectations not defeat any part of the claims in the case complex. Legal proceedings are still ongoing and the outcome is therefore subject to uncertainty.
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

NOTE 31 – EARNINGS PER SHARE AND DIVIDEND PER SHARE

	2023	2022	2021
Earnings per share

Net profit/(loss) for the year attributable to TORM plc shareholders (USDm)	648.3	562.8	(42.1)

Million shares
Weighted average number of shares	84.1	81.8	78.6
Weighted average number of treasury shares	(0.5)	(0.5)	(0.5)

Weighted average number of shares outstanding	83.6	81.3	78.1
Dilutive effect of outstanding share options	3.1	1.5	0.3
Weighted average number of shares outstanding incl. dilutive effect of share options	86.7	82.8	78.4

Basic earnings/(loss) per share (USD)	7.75	6.92	(0.54)

Diluted earnings/(loss) per share (USD)	7.48	6.80	(0.54)

When calculating diluted earnings per share for 2021, RSUs have been omitted as they are out-of-the-money and thus not anti-dilutive, but the RSUs may potentially dilute earnings per share in the future. Please refer to Note 5 for information on the RSUs.

	2023	2022	2021
Dividend per share

Declared dividend per share (USD)	4.42	4.63	—
Declared dividend for the year (USDm)	370.9	378.7	—

Proposed dividend per share for approval at Annual General Meeting (USD)	1.36	—	—
Proposed dividend for approval at Annual General Meeting (USDm)	126.3	—	—

Dividend paid per share (USD)	7.01	2.04	—
Dividend paid during the year (USDm)	586.4	166.7	—

Number of shares
Number of shares, end of period (million)	86.2	82.3	81.2
Number of treasury shares, end of period (million)	(0.5)	(0.5)	(0.5)
Number of shares outstanding, end of period (million)	85.7	81.8	80.7

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

NOTE 32 – CASH AND CASH EQUIVALENTS, INCLUDING RESTRICTED CASH

	2023	2022	2021
Cash at banks and on hand	265.5	320.5	144.8
Cash and cash equivalents	265.5	320.5	144.8

Cash provided as security for initial margin calls and negative market values on derivatives, etc.¹⁾	30.1	3.3	5.9
Sale and leaseback transaction prepayment to be released upon delivery of the vessel²⁾	—	—	21.0
Restricted cash	30.1	3.3	26.9
Cash and cash equivalents, including restricted cash	295.6	323.8	171.7

¹⁾ The counterparties have an obligation to return any excess cash provided as security to the Group upon settlement or early termination of the contracts.
²⁾ Prepayment released on 06 January 2022.

NOTE 33 – BUSINESS COMBINATIONS

There were no business combinations in 2023.

On September 01, 2022, TORM acquired an ownership stake of 75% of Marine Exhaust Technology A/S (MET), a Danish industrial company specialized in developing and producing advanced and green marine equipment for a cash consideration of USD 2.0m. TORM acquired MET because the entity has gained strong expertise in developing and producing components for the maritime industry, including scrubbers for the shipping industry. As part of the transaction, TORM also obtained control over the joint venture entity Marine Exhaust Technology (Hong Kong) Ltd in which TORM previously held a 27.5% interest.
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
Revenue and profit for the period generated by the acquired entity amounted to USD 5.9m and 0.0m, respectively, and have been recognized in the consolidated income statement since the acquisition. Had the acquisition taken place on January 01, 2022, the revenue and profit for the Group for 2022 would have been USD 1,455.9m and USD 561.9m, respectively.

NOTE 33 –continued
The following table summarizes the fair values of the assets acquired and the liabilities assumed on September 01, 2022:

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

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of TORM plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of TORM plc (the Company) as of December 31, 2023, 2022 and 2021, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 07, 2024, expressed an unqualified opinion thereon.
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

Impairment assessment of vessels

Description of the Matter
At December 31, 2023, the carrying value of the Company’s vessels was USD 2,070 million. As discussed in Notes 1 and 10 to the consolidated financial statements, the Company assesses impairment at each reporting date or whenever events or changes in circumstances would indicate that the carrying amounts of its vessels might not be recoverable in accordance with IAS 36 Impairment of Assets.

If any indications of impairment exist, or at least annually, the Company prepares an impairment assessment at the cash generating unit (CGU) level, which has been determined as the LR1, LR2 and MR vessels (the Main Fleet) as they are operated collectively, are largely interchangeable and the cash flows generated by them are interdependent from other vessels. Impairment is recognized if the recoverable amount, determined as the higher of value in use and the fair value less cost of disposal, is less than the carrying value of the corresponding CGU. The Company determined the recoverable amount to be the fair value less cost of disposal, which was calculated as the average of two valuations prepared by independent shipbrokers. Based on the assessment, the Company concluded that the carrying value was recoverable as of December 31, 2023.
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
We performed audit procedures on the impairment assessment that included, among others, assessing management’s CGU determination by evaluating their analysis in respect of the smallest group of assets that generate largely independent cash flows. We inspected evidence used in Management's determination of the collective operation and homogenous nature of the Main Fleet. We evaluated the recoverability of the carrying value of the vessels by comparing them to the average fair value of two valuations prepared by independent shipbrokers. We performed inquiries with the independent shipbrokers regarding the valuation methodology applied and input data used and evaluated their competence, capabilities and objectivity. We tested the input data used for the valuation of the vessels in the Main Fleet by comparing vessel specific inputs with vessel records and supporting documentation as well as evidence obtained in other areas of the audit. We further performed a retrospective comparison of historical sales prices of vessels with the independent broker valuations near the time of disposal and compared the valuations to recent market data for comparable vessels. We assessed the adequacy of the Company’s disclosures in Notes 1 and 10 to the consolidated financial statements.

/s/ EY Godkendt Revisionspartnerselskab
We have served as the Company’s auditor since 2020.
Copenhagen, Denmark
March 07, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of TORM plc
Opinion on Internal Control Over Financial Reporting
We have audited TORM plc’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TORM plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company and our report dated March 07, 2024, expressed an unqualified opinion thereon.
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
March 07, 2024

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TORM PLC
By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer

Date: March 7, 2024