Form 20-F
period 2024-12-31
TORM plc
filed 2025-03-06
CIK 1655891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

4th Floor | 120 Cannon Street London, EC4N 6AS, United Kingdom
(Address of principal executive offices)

Jacob Meldgaard, Executive Director and Principal Executive Officer, Tuborg Havnevej 18, DK-2900 Hellerup, Denmark, +45 39179200; mail@torm.com

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

NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, there were 97,814,051 of the Registrant’s Class A common shares outstanding.
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
ii
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
•global and regional economic and political conditions;
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
Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors.” Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results, including, but are not limited to, the following:
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•the impact that any discontinuance, modification or other reform or the establishment of alternate reference rates have on the Company’s floating interest rate debt instruments;
•increased cost of capital or limited access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
•the length and severity of epidemics and pandemics and the impact on the demand for seaborne transportation of petroleum products;
iii
•general domestic and international political conditions or events, including “trade wars” and the war between Russia and
Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthi's attacks in the Red Sea, which remain ongoing as of this annual report;
•international sanctions against, amongst others, Russian oil and oil products;
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
iv
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
•the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs; the amendment, termination or any other material change to a relationship governed by a treaty, fees and other import restrictions;
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
EXPLANATORY NOTE AND PRESENTATION OF OUR FINANCIAL AND OPERATING DATA
Throughout this annual report on Form 20-F, we incorporate information responsive to the items hereof by reference to our annual report for the year ended December 31, 2024, or the Annual Report 2024. Therefore, the information contained in this annual report should be read in conjunction with the Annual Report 2024, which was furnished to the U.S. Securities and Exchange
Commission, or the SEC, on Form 6-K on March 6, 2025. The content of quotations, websites and other sources contained in the sections of the Annual Report 2024 referenced herein are not incorporated by reference into this Form 20-F.
Unless otherwise indicated, the term “TORM plc” refers solely to TORM plc and the terms “we,” “us,” “our,” the “Company,”
“TORM” and the “Group” refer to TORM plc and its consolidated subsidiaries.
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
Our Class A common shares of TORM plc are issued and traded on Nasdaq Copenhagen A/S, or Nasdaq Copenhagen, under the symbol “TRMD A” and on the Nasdaq Stock Market LLC in New York, or Nasdaq New York, under the symbol “TRMD”.
All commercial and technical management of our fleet of product tankers is led out of the Denmark office of TORM A/S and the United Kingdom office of TORM plc as wells as our subsidiaries in India, the Philippines, the United States, Singapore, and the
United Arab Emirates. See “Item 4. Information on the Company.”
We are therefore subject to the applicable corporate governance rules of Nasdaq New York, the UK Corporate Governance
Code, the UKLA’s Disclosure and Transparency Rules and the applicable rules and regulations applicable to companies admitted to trading and official listing on Nasdaq Copenhagen. Further, in relation to our bond issuance we are subject to the rules and regulations applicable to companies trading bonds on Euronext Oslo Børs.
We report our consolidated financial results in U.S. dollars and in accordance with IFRS Accounting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which also comply with reporting requirements under English law.
Accordingly, this document includes the audited consolidated financial statements of TORM plc as of December 31, 2024,
2023 and 2022 and for the years ended December 31, 2024, 2023 and 2022, which have been prepared in accordance with IFRS.
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
•Our business is affected by macroeconomic conditions, including rising inflation, high interest rates, market volatility, economic uncertainty, and supply chain constraints.
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
•Climate change and greenhouse gas regulations may adversely impact our operations and markets.
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
•If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the
U.S. government, the European Union, the United Nations or other governmental authorities, or engage in other transactions or dealings that would be violative of applicable sanctions laws, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our Class A common shares and its trading price.
•If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international product tanker market, which would negatively affect our financial condition and our ability to expand our business.
•We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
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
•Cyber incidents can affect the confidentiality, availability, and integrity of our IT systems, and could negatively impact our business, including our ability to service customers, and may have a material adverse effect on our compliance, reputation, future performance, results of operations, cash flows, and financial position.
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
•Change of control and mandatory repayment provisions contained in certain of our debt facilities may lead to a foreclosure of our vessels.

•The majority of our Class A common shares are held by a limited number of shareholders, which may create conflicts of interest.
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
We are a pure-play product tanker company, meaning that most of our revenues are generated from operating our product tanker fleet. The product tanker market is cyclical in nature, which leads to volatility in freight rates, vessel values and industry profitability. The freight rates among different types of product tankers are highly volatile. For example, product tanker freight rates declined from the cyclical high levels reached in mid-2008 (TORM Medium Range (MR) Time Charter Equivalent, or TCE, rates up to
$26,458/day) to a cyclical low period between 2009 and 2014 (TORM observed annual average MR TCE rates of approximately
$14,200/day for the period). During 2023, we realized TCE rates of $37,124/day and during 2024 to TCE rates of $36,061/day. The factors affecting the supply and demand for product tankers are beyond our control, and the nature, timing and degree of changes in industry conditions are unpredictable and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
Factors affecting the supply and growth of product tanker capacity include:
•supply and demand for energy resources, including oil and petroleum products, and the supply and demand for seaborne transportation of such energy resources;
•demand for alternative energy resources;
•the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;
•the number and size of newbuilding orders and deliveries, including slippage in deliveries, as may be impacted by the availability of financing for shipping activity;
•the number of vessels used for floating storage;
•the number of vessels recycled for obsolescence or subject to casualties;
•the number of vessels under sanctions and hence not able to trade on the mainstream market;
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
•government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions;
•developments in international trade, including refinery additions and closures;
•price of steel and vessel equipment;
•the number of conversions of tankers to other uses or conversions of other vessels to tankers;
•the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;
•product imbalances and hence lack of or surplus supply in certain regions (affecting the level of trading activity);
•the phasing of maritime shipping into the EU Emission Trading Scheme (the "ETS"), which applies to all large ships of
5,000 gross tonnage or above;
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
•the regulatory environment;

•environmental issues and concerns;
•disruptions and developments in international trade, including those related to the imposition of tariffs, fees and the increased vessel attacks, piracy and refinery additions and closures;
•currency exchange rates;
•the distance over which oil and oil products are to be moved by sea;
•changes in seaborne and other transportation patterns;
•climate, weather and natural disasters;
•global and regional political developments, including “trade wars” and developments in international trade, national oil reserves policies, and fluctuations in industrial and agricultural production;
•international sanctions, embargoes, import and export restrictions, nationalizations, piracy, wars or other armed conflicts, and other international hostilities, terrorist activities and strikes; and
•availability of financing and changes in interest rates.
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
Our business is affected by macroeconomic conditions, including rising inflation, high interest rates, market volatility, economic uncertainty, and supply chain constraints.
Various macroeconomic factors, including rising inflation, high interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our ships. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. In addition, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends.
The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and
Russia and between Israel and Hamas and related conflicts in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis on vessels in the Red Sea, current trade tension between the United States and China, political instability in the
Middle East and the South China Sea region and other geographic countries and areas,  Russia and NATO tensions, China and Taiwan disputes, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and
China, North Korea or Iran, and epidemics or pandemics, banking crises or failures, and real estate crises, such as the crisis in China.
In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia.
Furthermore, the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on shipping in and around the
Red Sea is difficult to predict and their impact on the world economy is uncertain. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain.

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
An increase in trade protectionism, the unraveling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
Our operations expose us to the risk that increased trade protectionism may adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping.
The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. Additionally, new tariffs may be imposed by the Trump administration on imports from
Canada, Mexico and China as well as on imports of steel and aluminum. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition.
Additionally, the U.S. trade war with China may escalate beyond tariffs with a proposal by the Trump administration to impose significant fees on any vessel entering a U.S. port where that vessel is owned by a Chinese shipping company or by a vessel operator whose fleet includes one or more Chinese-built vessels or that has newbuilding orders at a Chinese shipyard.  The proposal of the U.S. trade representative (USTR), if adopted as proposed, would require Chinese shipping companies to pay up to $1 million per port call and those operating Chinese-built vessels to be charged up to $1.5 million per U.S. port call, depending on the percentage of vessels in their fleet built at Chinese shipyard or newbuilding orders with Chinese shipyards.  It is unknown whether and to what extent these new port fees on Chinese shipping companies and vessels will be adopted, or the effect that they would have on us or our industry generally.
Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of
Chinese-made goods, which may reduce the supply of goods available for export. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition.
Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping.
Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.
Our revenues are derived substantially from a single segment, the product tanker segment, which exposes us to adverse developments in the product tanker market and which may adversely affect our future performance, results of operations, cash flows and financial position.

Substantially all of our revenues are derived from a single market, the tanker segment, and therefore, our financial results depend on the development and growth in this segment. External factors that affect the product tanker market will have a significant impact on our business. Freight rates and asset prices have been volatile. Any adverse development in the product tanker segment, including in respect of freight rates or the prices of our vessels, would have a material adverse impact on our future performance, results of operations, cash flows and financial position. Further, our lack of diversification makes us increasingly vulnerable to adverse developments in the international product tanker market, and this could have a greater material adverse impact on our future performance, results of operations, cash flows and financial position than it would if we maintained more diverse lines of business.
An oversupply of product tanker capacity may lead to reductions in charter hire rates, vessel values and profitability.
The supply of product tankers is affected by a number of factors such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources and the current and expected purchase orders for newbuildings. If the capacity of new product tankers delivered exceeds the capacity of product tankers being recycled and converted to non-trading tankers, overall industry capacity in the product tanker will increase. If the supply of product tanker capacity increases, and if the demand for product tanker capacity decreases or does not increase correspondingly, charter rates could materially decline, which may also negatively affect freight rates and the value of our vessels. In 2024, the value of our product tanker fleet, based on independent broker quotes, decreased by approximately 4.6% (excluding vessels that we sold and/or acquired during 2024). A reduction in charter rates and the value of our vessels may have a material adverse effect on our future performance, results of operations, cash flows, financial position, ability to pay dividends and compliance with current or future covenants with respect to any of our financing arrangements.
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
“Peak oil” is the year when the maximum rate of extraction of oil is reached. The International Energy Agency (“IEA”)
recently announced a forecast of “peak oil” during the late 2020s. The Organization of the Petroleum Exporting Countries ("OPEC")
forecasts that global oil demand continues to grow through at least 2050. Irrespective of “peak oil”, the continuing shift in consumer demand away from oil and oil products towards other energy resources such as wind energy, solar energy, hydrogen energy, nuclear energy or renewables, which appears to be accelerating as a result of government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.
The IEA noted in its Global Electric Vehicles (“EV”) Outlook 2024 that a total of 18% of all cars sold globally were electric in
2023, up from around 14% in 2022 and 9% in 2021. The sales of electric cars grew by approximately 25% in the first quarter of 2024, as compared with the first quarter of 2023. The IEA’s Global EV Outlook in 2024 estimated electric car sales for 2024 to reach approximately 17 million. As reflected in the IEA Stated Policies Scenario (STEPS), every other car sold globally in 2035 is set to be electric based on today’s energy, climate and industrial policy settings. The IEA has also stated that, the rapid uptake of EVs of all types avoids six million barrels per day (mb/d) of oil demand in the Stated Policies Scenario in 2030, and over 10 mb/d in 2035. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to make cash distributions.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the
Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, Sulu Sea, Celebes Sea, the Malacca and Singaporean Straits, the
Indian Ocean, and, in particular, the Gulf of Guinea region off the coast of Nigeria, which has experienced a continuous high number of piracy incidents in recent years. Sporadic incidents of robbery are also reported in many parts of Asia and South America. The political turmoil in the Middle East region may also lead to collateral damages in waters off Yemen as well as in the Gulf of Oman or
Arabian Gulf. In December 2023, three commercial vessels were attacked in international waters in the southern Red Sea, according to statements by the U.S. military, and Yemen’s Houthi group claiming drone and missile attacks on two Israeli vessels in the area. In
February 2024, one TORM vessel that was externally managed serving U.S. interests was targeted by the Houthi group. The targeted attempt was effectively averted by U.S. naval forces. The current diplomatic crisis between Gulf Co-operation Council (GCC)
countries may lead to an uncertain security situation in the Middle East region.
The security arrangements made for ship staff and vessels to counteract the ever-evolving security threat and to comply with
Best Management Practices to Deter Piracy and Enhance Maritime Security in the Red Sea, Gulf of Aden, the Gulf of Guinea region,
Indian Ocean and Arabian Sea add to the cost of operations of our ships.
The “war risks” areas are established by the trading committee. Our vessels often trade in “war risk” areas due to the nature of our business. Due to the above issues when vessels trade in such areas, the insurance premiums are increased significantly to cover for the additional risks. In such circumstances, crew and security equipment costs, including costs which may be incurred to the extent we employ onboard security guards, could increase. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.
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

Since we primarily employ our vessels in the spot market, we expect that fuel, or bunkers, will typically be the largest expense in our shipping operations for our vessels. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. While we believe that we can transfer increased cost to the customer and will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as but not limited to the conflicts between Russia and Ukraine, the armed conflict in Israel and Gaza, supply and demand for oil and gas, actions by OPEC, and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
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
Compliance with environmental laws, regulations, and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels, or vessels we acquire, or resale prices or useful lives of our vessels or require reductions in capacity, vessel modifications, or operational changes or restrictions. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures, and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows, and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, or the suspension or termination of our operations. Failure to comply with these requirements could lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.  Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management team (“Senior Management Team”). Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.
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
Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the
Shipping Industry” for a discussion of the environmental and other regulations applicable to us.
We are subject to international safety, environmental and recycling regulations and requirements imposed by classification societies that can adversely affect our results of operations, cash flows and financial position.
The operation of our vessels, or vessels we acquire, is affected by the requirements set forth in the United Nations’
International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or
ISM Code. The ISM Code requires ship owners, ship managers, and bareboat charterers to develop and maintain an extensive “Safety
Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and for dealing with emergencies. We expect that any vessels that we acquire in the future will be ISM
Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, invalidate existing insurance, or decrease available insurance coverage for the affected vessels (and any available insurance coverage may be a higher cost) and may result in a denial of access to, or detention in, certain ports, including United States and European Union ports.
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

Moreover, vessels are required to set up and maintain an Inventory of Hazardous Materials from December 31, 2018 for EU flagged new ships and from December 31, 2020 for EU flagged existing ships and Non-EU flagged ships calling at a port or anchorage of an EU member state. Such a system includes Information on the hazardous materials with a quantity above the threshold values specified in relevant EU Resolution and are identified in ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.
Under the ESSR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2024, all our EU-flagged vessels met this weight specification. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.
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
For more information, please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other
Regulations in the Shipping Industry”.
Several countries have announced a ban on using open-loop scrubbers in their ports and inland waters.
To comply with IMO 2020 0.5% global sulfur cap, shipowners have different options: switching to low-sulfur fuels, burning distillates, using LNG or installing an exhaust gas cleaning system, commonly known as a scrubber, on board their vessels. Scrubbers are currently an accepted measure in complying with IMO 2020. Scrubbers can be designed either as “closed-loop” or “open-loop”.
Open-loop scrubbers discharge the “cleaned” washwater into the ocean. We have opted to install hybrid-prepared open-loop scrubbers on board all of our vessels, which in the future can be refitted at further costs into a hybrid scrubber that can operate as both open and closed loops. It has been widely discussed whether scrubbers in general, and in particular open-loop scrubbers, represent an environmentally sound option. Some ports and regions, including Singapore, China, Malaysia, Germany, Kenya and certain states within the U.S., have already prohibited the discharge of washwater from open-loop scrubbers. Prior to investing in scrubbers, we evaluated scrubber economics, and the effects of local regulations have already been considered to only have a limited negative impact on the investment at this time. Further material restrictions on the use of open-loop scrubbers would likely result in vessels having to use low-sulfur fuel for longer periods, which in general comes at a higher cost compared to using closed-loop scrubbers.
Climate change and greenhouse gas regulations may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Since
January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions.
The European Commission has added shipping to the Emission Trading Scheme (ETS) as of 2024 with a phase-in period.
Shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the Emissions Trading System
("EU ETS") should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. The regulation phase is 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.
As of January 2025, the FuelEU Maritime regulation came into force as a part of the EU’s Fit-for-55. This requires shipping companies to gradually lower the GHG intensity in the fuels being consumed on voyages involving EU ports. Shipping companies are thus required to purchase more expensive fuels such as biofuels for lowering the GHG intensity. Failure in doing so will trigger penalty payments to obtain compliance.
Territorial taxonomy regulations in geographies where we are operating and are regulatorily liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an EU-based company meeting the Non-Financial Reporting
Directive prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the
Regulation, companies that own assets shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.
Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. Effective January 1, 2023, MEPC 75 amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024.
MEPC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships,
2001, or the AFS Convention, which have been entered into force on January 1, 2023. From this date, all ships shall not apply or re-
apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 shall either: remove the anti-
fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system.
In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto
Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected. If not in compliance with certain key indicators, then we also face the risk of losing the ability to obtaining financing or re-financing with “green” or “sustainability” loans.
For more information, please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other
Regulations in the Shipping Industry”.
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
Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to greenhouse gases and climate change in the energy industry in particular, and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. The occurrence of any of the foregoing could have an adverse effect on our business and financial condition.
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
Accordingly, the carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In 2024, the value of our product tanker fleet, based on independent broker values, decreased by approximately 4.6% (when excluding vessels sold and/or acquired during 2024). As a result of further declines in charter rates or vessel values, we may in the future need to record impairment losses and loss from sale of vessels, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Please see the consolidated financial statements as of and for the year ended December 31, 2024 and the accompanying notes included herewith for details on the impact of changes in charter rates and other key assumptions.
If our vessels suffer damage due to the inherent operational risks of the product tanker industry, we may experience unexpected dry-docking costs and delays or total loss of our vessels.
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine and environmental disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, unexpected tank corrosion, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, diseases, crew strikes and/or boycotts and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts.
Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in operations, or extensive uncontrolled fires. These hazards may result in death or injury to persons, loss of revenue or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and reputation, delay or rerouting, governmental fines, penalties or restrictions, any of which may subject us to litigation. As a result, we could be exposed to substantial liabilities not recoverable under our insurances. Further, the involvement of our vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to a loss of business.
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
We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned as well as the actual cost of these repairs would decrease the Company’s earnings. In addition, space at dry-
docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or the vessels may be forced to travel to a dry-docking facility that is not conveniently located in relation to the vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to sail to more distant dry-docking facilities could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows and financial position.
We employ masters, officers and crews to man our vessels. We have in the past implemented and will potentially continue in the future to implement restructuring measures including divesting or closing down business activities, reducing our workforce and negotiating collective agreements with trade unions. Restructurings and other factors such as disagreements concerning ordinary or extraordinary collective bargaining may damage our reputation and the relationship with our employees and lead to labor disputes or any other labor interruption, including work stoppages, strikes and/or work disruptions. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our future performance, results of operations, cash flows, financial position, distribution of dividends or the trading price of our Class A common shares.
Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities, global public health concerns and economic sanctions restrictions, which may affect the seaborne transportation industry and could adversely affect our business.
We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, including in Israel and Gaza, Ukraine, the South China Sea region and other geographic countries and areas, geopolitical events, terrorist or other attacks, war (or threatened war) and international hostilities. The response of the United States and others to terrorist attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results, and financial condition. Continuing conflicts and recent developments in Ukraine, the Middle East, and increased tensions between the U.S. and China, Russia, Iran and certain terrorist organizations, as well as the presence of U.S. or other armed forces in various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, in the Black Sea in connection with the conflicts between Russia and
Ukraine, and in the Red Sea in connection with the recent conflicts between Israel and Hamas. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia, among others.
Similarly, the escalation of the recent geopolitical conflict in the Middle East and the related drone and missile attacks of commercial vessels in the important trade choke point of the Red Sea have led to a redirection of increasing numbers of vessels sailing around the Cape of Good Hope instead of transiting the Suez Canal and Red Sea, increasing vessel sailing times and thereby demand for vessels. A solution to this conflict would remove additional demand for vessels.
Beginning in February of 2022, the United States, the United Kingdom and the European Union, among other countries,  also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, operating results, and cash flows. However, even though the likelihood (as well as timing) of reversal of sanctions is very uncertain, a potential removal of these sanctions could lead to a (partial) return of trade flows to the pre-sanction levels and thereby a lower demand for tankers, that could adversely affect our earnings. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation, and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or banking relationships may be impacted by events in Russia and
Ukraine, which could adversely affect our operations.
The United States has issued several Executive Orders that prohibit certain transactions related to Russia, including prohibitions on the import of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operate in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations.
Furthermore, the United States, in conjunction with the G7, have implemented a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. Violations of the petroleum services prohibition or the price cap policy, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false or insufficient may pose additional risks adversely affecting our business.
Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of ongoing tensions involving Russia, Iran, and China and the current conflict in the Middle East.
Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows and financial position.
If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S.
government, the European Union, the United Nations or other governmental authorities, or engage in other transactions or dealings that would be violative of applicable sanctions laws, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our Class A common shares and its trading price.

Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risk, it is possible that, in the future, our vessels may call at ports located in sanctioned countries or territories, or engage in other such transactions or dealings that would be violative of applicable sanctions, on our charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected.
The applicable sanctions and embargo laws and regulations vary in their application, and by jurisdiction, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. The U.S., U.K., and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. The past few years have seen increased implementation of sanctions and embargoes imposed against trading with certain countries by in particular the
United States, the European Union, the United Kingdom, and the United Nations. Our operations are currently and may in the future become subject to various economic and trade sanctions.
Further, our lenders may determine that any non-compliance with applicable sanctions and embargoes imposed by the United
Kingdom, the European Union, the United Nations, or the United States constitute an event of default under current or future debt facility agreements. An event of default may lead to an acceleration of the repayment of debt under the facility in question and, due to the cross-default provisions, under all other facilities as well, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.
Charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions or embargoes imposed by the United States, the United
Kingdom, the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are a party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.
As a result of Russia’s war against Ukraine and the war between Israel and Hamas, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant economic sanctions which may adversely affect our ability to operate in the region and also restrict parties whose cargo we carry.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2024, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in our reputation and the market for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Class A common shares may adversely affect the price at which our Class A common shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments.
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

In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel and commencing foreclosure proceedings. In addition, in some jurisdictions a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in the fleet for claims relating to another of our vessels. Under some of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our revenues and cash flows. The arrest or attachment of one or more of our vessels could under certain circumstances constitute an event of default under our financing agreements or interrupt operations and require us to pay a substantial sum of money to have the arrest lifted, which could result in a loss of earnings and have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Governments could requisition our vessels during a period of war or emergency, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.
A government of a vessel’s registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Such government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Although none of our vessels have been requisitioned by a government for title or hire, a government requisition of one or more of our vessels in the future may adversely affect our future performance, results of operations, cash flows and financial position.
Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.
Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced tankers have been built since our vessels, which have an average age of 11 years as of December 31, 2024, were constructed and tankers with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows and financial condition.
Technological developments which affect global trade flows and supply chains may affect the demand for our vessels.
By reducing the cost of labor through automation and digitization and empowering consumers to demand goods whenever and wherever they choose, technology is changing the business models and production of goods in many industries. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for maritime fuels and hence demand for our services. Supply chain disruptions caused by geopolitical events, rising tariff barriers and environmental concerns may also accelerate these trends.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels may call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face reputational damage and governmental or other regulatory claims or restrictions which could have an adverse effect on our business, results of operations and financial condition.
Risks Related to Our Company
If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international product tanker market, which would negatively affect our financial condition and our ability to expand our business.
Our ability to achieve positive cash flows is subject to freight rates, financial, regulatory, legal, technical and other factors, many of which are beyond our control. In addition, the operation of product tankers and transportation of petroleum products is extremely competitive, and reduced demand for transportation of oil and oil products could lead to increased competition. Competition arises primarily from other product tanker owners, including major oil companies as well as independent product tanker companies, some of whom have greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the product tanker and its operators to the charterers. We will have to compete with other product tanker owners, including major oil companies as well as independent product tanker companies. Our ability to operate our vessels profitably depends on a variety of factors, including, but not limited to (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker recycling, (v) increases in the cost of bunkers, and (vi) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. If we are unable to operate our vessels profitably, our financial condition and ability to expand our business would be negatively affected.
We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
We employ the majority of our vessels on spot voyage charters or short-term time charters and generate a significant portion of our revenue from the spot market. The spot charter market may fluctuate significantly based upon product tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. For example, over the past five years, quarterly MR rates expressed as an average time charter equivalent have ranged from a low of approximately $12,377/day to a high of approximately $40,583/day. During 2024, our product tanker fleet realized average spot TCE earnings of $36,061/day. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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

We have entered, and may enter in the future, into various contracts that are material to the operation of our business, including bunker, Interest rate and foreign exchange hedging contracts, employ vessels on Contracts of Affreightment, or COAs, time charters and voyage charters, and enter into newbuilding contracts with shipyards. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts, and it may be difficult for us to secure substitute employment for such vessel. Furthermore, any new charter arrangements we secure in the spot market or on time charters may be at lower rates. Should a counterparty fail to honor its obligations under agreements with us or attempt to renegotiate our agreements, we could sustain significant losses, which could have a material adverse effect on our future performance, results of operations, cash flows, financial position and ability to pay dividends to holders of our common shares in the amounts anticipated or at all and compliance with covenants in our loan agreements. To reduce our counterparty risk, we perform a credit check on the prospective customers, however, we cannot guarantee that this process reveals the embedded default risk.
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
TORM has received two cargo claims, both relating to one of TORM’s customers having issued indemnities to allow TORM for discharge of cargoes, without the customer being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of bills of lading. Legal action has been initiated by TORM in the United Kingdom and in
India against the customer and a number of individual owners and management representatives. During 2022 and 2023, we settled both of the cargo claims. Failure to recover damages from claims could adversely affect our business although with an immaterial effect.
TORM’s mitigation activities include, but are not limited to, credit assessment of all customers and contract clauses requiring documentation of the receiver stated in the bills of lading. TORM has adopted a policy that in some cases will require the customer to document that a discharge to a party - other than the receiver/consignee stated in the bill of lading - is in agreement with such receiver/
consignee.
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
Our vessel operating expenses include the costs of crew, provisions, deck and engine stores, insurance, security measures and maintenance and repairs and lubricants. Those expenses depend on a variety of factors, many of which are beyond our control and subject to development in the market of the respective input. Voyage expenses include bunkers (fuel), port and canal charges. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. Some of these costs, primarily relating to insurance, crewing and enhanced security measures, have been increasing on a relative basis and may increase further in the future. Increases in any of these expenses could decrease our earnings and available cash.
When purchasing and managing second-hand vessels, we are exposed to unforeseen operating costs and vessels off-hire.
Second-hand vessels are typically acquired without a warranty period, and while we generally inspect second-hand vessels prior to purchase, such inspections may not fully reveal the condition of the vessel. We may therefore be required to perform repair and maintenance resulting in additional operating costs. Any such hidden defects or problems, when detected may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties.
A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
We currently derive substantially all of our revenues from a limited number of customers. During 2024, 20 customers accounted for approximately 69% of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to the increasing financial pressure on these customers or otherwise, and we are not able to find a replacement charter, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.
We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.
As of December 31, 2024, TORM had available liquidity including undrawn committed facilities of $614.8 million, comprising of cash and cash equivalents including restricted cash of $291.2 million and undrawn committed credit facilities amounting to $323.6 million. Restricted cash was $19.3 million.
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
In addition, if available and satisfactory funding is insufficient at any time in the future, we may be unable to respond to competitive pressures or customers’ requirements regarding vessel maintenance and fleet age or take advantage of business opportunities. Failure to obtain additional financing at all or at a higher than anticipated cost could have a material adverse effect on our business, results of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.
As our product tanker fleet ages, we are exposed to increased operating costs and decreased competitiveness, which could adversely affect our earnings, and the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
Our owned vessels had an average age of 11 years as of December 31, 2024. The recent introduction of eco-designs for vessels emphasizes that there is a continuous need for us to focus on cost optimizing measures to remain competitive, which may require us to more rapidly upgrade our product tanker fleet in the future. We may not be able to fund or secure additional financing to complete the acquisition of new or second-hand vessels required to renew and upgrade our product tanker fleet, which may lead to deterioration of our product tanker fleet’s performance.
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
Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.
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
Poor performance in the new OCIMF inspection regime (SIRE 2.0) may cause TORM to experience a decline in tradability and lead to additional vessel inspections.
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
Classification societies are non-governmental, self-regulating organizations and certify that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel. A vessel must undergo various mandatory surveys. A vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Company’s vessels are on survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is subject to statutory annual, intermediate and special surveys in a five-year cycle, this will include two surveys of the vessel’s underwater areas. If any vessel fails any survey, the vessel may be unable to trade between ports and therefore be unemployable, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position. We could also be in violation of provisions in our charters, insurance coverage, covenants in our loan agreements and ship registration requirements.
Our vessels also undergo inspections with a view towards compliance under the Ship Inspection Report Programme (SIRE)
and the United States Coast Guard requirements. During the third quarter of 2024, the Oil Companies International Marine Forum
(OCIMF) implemented a more comprehensive inspection process by introducing its Ship Inspection Report Program 2.0 (SIRE 2.0).
This new program facilitates a risk-based approach assessing the safety and quality of a vessel and its crew on an ongoing basis. TORM allocates resources to implement the new standards and is well prepared for the more comprehensive requirements. However, poor performance in these inspections may cause TORM to experience a decline in tradability and lead to additional vessel inspections.
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
Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, results of operations and financial condition. While we did not identify any material weaknesses or significant deficiencies in our internal controls under the current assessment, we cannot be certain at this time that our internal controls will be considered effective in future assessments and that our independent registered public accounting firm would reach a similar conclusion.
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
If we or our subsidiaries are not entitled to the exemption under Section 883 of the Code or under the terms of a U.S. income tax treaty for any taxable year, we and our subsidiaries would be subject to a 4% U.S. federal income tax on gross U.S. source shipping income for such taxable year. The imposition of this taxation could have a negative effect on our business and result in decreased earnings available for distribution to our shareholders. For example, if the benefits of Section 883 and the applicable U.S. income tax treaties were unavailable for our taxable year ended December 31, 2024, we estimate that our U.S. federal income tax liability for such taxable year would have increased by approximately $8.7 million, although our U.S. federal income tax liability for future taxable years would vary depending upon the amount of U.S. source shipping income that we earn in each such year. See “Item 10. Additional
Information—E. Taxation—United States Federal Income Taxation of the Company” for a more comprehensive discussion.
Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
TORM is currently subject to a tonnage tax schemes in Denmark, UK and the U.S. If our participation in the tonnage tax scheme is abandoned, or if our level of investments and activities is significantly reduced (e.g. from significant or fully disposal of the
Danish owned fleet), we may have to pay, in part or in full, a non-current tax liability related to held over gains, which as of December
31, 2024 is $ 45.2 million.
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
Moreover, through our acquisition of Marine Exhaust Technology A/S, we are exposed to changes to the corporate tax regimes of Denmark, China and Hong Kong.
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
In order to reduce the exposure to these risks, we carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, including pollution risks, crew insurance and war risk insurance. Changes in the insurance markets attributable to the risk of terrorism in certain locations around the world could make it difficult for us to obtain certain types of coverage. Geopolitical tensions, regulatory changes and climate-related risks may also affect the availability and cost of insurance. Incidents may occur where we may not have sufficient insurance coverage, and some claims may not be covered. Furthermore, insurance costs may increase as a consequence of unforeseen incidents or other events beyond our control. In addition, in the future particularly in adverse market conditions it may not be possible to procure adequate insurance coverage or only on commercially unacceptable terms.
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
Our counterparties and other stakeholders or authorities may dispute our compliance with laws and regulations or contractual undertakings or the assessments made by us in connection with our business and the entry into agreements or transactions. The outcome of any such dispute or legal proceedings is inherently uncertain and may include payment of substantial amounts in legal fees and damages or that a transaction or agreement is deemed invalid or voidable. Such proceedings or decisions could have a material adverse effect on our future performance, results of operations, cash flows and financial position. With respect to any litigation, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer in contesting and concluding such lawsuit. If cases or proceedings in which we may be involved are determined to our disadvantage, it may result in fines, default under our debt facilities, damages or reputational damage and could have a material adverse effect on our future performance, results of
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
Holders of our Class A common shares have certain pre-emption rights with respect to certain of our issuances unless those rights are disapplied by virtue of a resolution of the shareholders at a general meeting. Securities laws of certain jurisdictions may restrict the ability for shareholders in such jurisdictions to participate in any future issuances of shares carried out on a pre-emptive basis. Shareholders residing or domiciled in the United States, as well as certain other countries, may not be able to exercise their pre-
emption rights or participate in future capital increases or securities issuances, including in connection with an offering below market value, unless we decide to comply with local requirements and, in the case of the United States, unless a registration statement is effective, or an exemption from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, is available with respect to such rights.
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
Cybersecurity incidents can affect the confidentiality, availability, and integrity of our IT systems, and could negatively impact our business, including our ability to service customers, and may have a material adverse effect on our compliance, reputation, future performance, results of operations, cash flows, and financial position.
We employ a 24/7 Security Operations Center (SOC) with real-time monitoring to detect and respond to potential cyber-
attacks. In addition, we continuously scan our systems for new vulnerabilities, conduct regular IT assessments and perform annual penetration tests to identify evolving threats.
We have increased investments in our cybersecurity by establishing a dedicated IT Risk and Security team. These investments include, but are not limited to, security solutions (e.g. a vulnerability management solution), security services (e.g. 24/7 incident response service), and user awareness training, such as phishing simulations.

Despite our preventive and detective IT security controls, there is no guarantee that these will prevent a cybersecurity incident from occurring. For this reason, we have also created business continuity plans to allow our operations to continue for one week following a cybersecurity incident where a majority of our IT services are compromised. Additionally, we have created disaster recovery plans to ensure that we are capable to restore our critical IT services following a cybersecurity attack. All plans and procedures are being reviewed and tested on an annual basis. Following this year's assessment, the potential loss of revenue from a cybersecurity attack that would cause a two-week compromise on our systems would be considered minor.
We are not aware of any material risks from cybersecurity threats, that are reasonably likely to materially affect the
Company, including our business strategy, results of operations or financial condition.
For additional information on our cybersecurity policies, please see "Item 16K. Cybersecurity."
Risks Relating to Our Indebtedness
We have a significant amount of financial debt and servicing our current or future indebtedness limits funds available for other corporate purposes.
As of December 31, 2024, we had interest-bearing debt, which includes mortgage debt and bank loans, finance lease liabilities net of loan receivables of $1,238.8 million and cash and cash equivalents including restricted cash of $291.2 million. Net debt totaled $947.6 million.
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
In January 2024, TORM issued five-year senior unsecured bonds of $200 million (the “Bonds”). The Bonds will carry a fixed coupon of 8.25%, payable semi-annually. The net proceeds from the issuance of the Bonds was used to partly finance the acquisition of five of the eight LR2 eco vessels announced in November 2023 and for general corporate purposes. Each potential investor in the
Bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:
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
As of December 31, 2024, we were in compliance with the financial covenants contained in our debt facilities.
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
Change of control and mandatory repayment provisions contained in certain of our debt facilities may lead to a foreclosure of our vessels.
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
A large portion of our Class A common shares are beneficially held by a limited number of shareholders, including Njord
Luxco, a company affiliated with Oaktree and its affiliates. Njord Luxco is our controlling shareholder. As of the date of this annual report and based on public fillings, Oaktree owns 40,581,120 Class A common shares, or approximately 41.49% of our issued and outstanding Class A common shares, excluding treasury shares. One or a limited number of shareholders may have the ability, either acting alone or together as a group, to influence or determine the outcome of specific matters submitted to our shareholders for approval, including the election and removal of directors and amendments to the Articles of Association such as changes to our issued share capital or any merger or acquisition. Our Articles of Association contain certain restrictions on us undertaking certain actions unless the approval by certain of our directors and/or a particular majority of our shareholders is obtained. Such restrictions may hamper or impede our ability to take certain corporate actions in a timely manner or at all. Any changes to the composition of the Board of Directors may lead to material changes to our business going forward.
In its capacity as our controlling shareholder, Njord Luxco may also have interests that differ from those of other shareholders.
In addition, Njord Luxco holds the Class C share, which has 350,000,000 votes at the general meetings on specified matters, including the election of members to the Board of Directors (including the Chairman but excluding the Deputy Chairman) and certain amendments to the Articles of Association proposed by the Board of Directors. When the votes carried by the Class C share are combined with the votes carried by the Class A common shares, each held by Njord Luxco, such votes would represent approximately
87.22% of the votes that may be cast on resolutions on which the Class C share may vote.
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
Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our
Articles of Association, applicable law and in accordance with loan agreements. We can only distribute dividends to shareholders out of funds legally available for such payments. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will be able to or decide to pay dividends to shareholders in the future. Pursuant to our distribution policy, we intend to distribute on a quarterly basis excess liquidity above a fixed threshold cash level as at the balance sheet day. For each quarter, the threshold cash level will be determined as the product of cash requirement per vessel and the number of owned and leased vessels in our fleet as at the balance sheet day. Excess liquidity is determined as our readily available liquidity less the threshold cash level. The cash requirement per vessel has been fixed at: $1.8 million since September 30, 2022. Any changes to our dividend policy could adversely affect the market price of our common shares. For a description of the amended distribution policy approved by the Board of Directors on March 7, 2024, please see “Item 8. Financial Information—A. Consolidated Statements and
Other Financial Information—Distribution Policy”.
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
We may issue additional securities of equal or senior rank to existing securities, without shareholder approval, in a number of circumstances. At the Company’s 2024 Annual General Meeting of Shareholders, our Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expire on April 10, 2029.
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
In accordance with our remuneration policy, our Board of Directors has, as part of the long-term incentive program, granted certain members of our management and employees Restricted Share Units, or RSUs, in the form of restricted stock options. The RSUs aim at incentivizing the employees to seek to improve the performance of the Company and thereby our share price for the mutual benefit of themselves and our shareholders. There was an aggregate of 4,456,575 RSUs outstanding as of December 31, 2024. Subject to vesting, each RSU entitles the holder to acquire one Class A common share. The RSUs will vest over a three-year period from the grant date with an original exercise price for each Class A common share of DKK 58.0, 220.6 or 258.4, depending on the year that the
RSUs were granted. In 2023, an incentive program was granted on similar terms as outlined above with the exceptions that the strike price for these RSUs is set to one U.S. cent and that all the RSUs will vest on March 1, 2026. Vested RSUs may be exercised for a period of 360 days from each vesting date. The exercise price on the RSUs may be adjusted by the Board of Directors to reflect dividend payments made to shareholders. Assuming full vesting and exercise of RSUs outstanding as of December 31, 2024, this would result in the issuance of 4,456,575 additional Class A common shares representing approximately 4.6% of our issued and outstanding Class A common shares. Please see “Item 10. Additional Information-A. Share Capital-Restricted Share Units”.
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
As of the date of this annual report, our issued (and fully paid up) share capital is $978,140.53, which is represented by
97,814,051 Class A common shares (which includes 493,371 treasury shares), one Class B share and one Class C share. Issuances and sales of a substantial number of Class A common shares in the public market, or the perception that these issuances or sales could occur,

may depress the market price for our Class A common shares. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Our shareholders may incur dilution from any future equity offering.
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
We are subject to the United Kingdom Bribery Act, the U.S. Foreign Corrupt Practices Act and potentially other anti-
corruption laws that apply in the countries where we do business, as well as export control laws, customs laws, sanctions laws and other laws impacting our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.
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
While we maintain policies and procedures reasonably designed to ensure compliance with applicable anti-corruption laws and
Trade Control Laws, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-
corruption laws (including the Bribery Act or the FCPA) or other legal requirements, including Trade Control Laws. If we are not in compliance with the Bribery Act, the FCPA and/or other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions, remedial measures and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery
Act, the FCPA, other anti-corruption laws or Trade Control Laws by the United Kingdom, the U.S. or other authorities could also have a material adverse impact on our reputation, our future performance, results of operations, cash flows and financial position.
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
•the English courts did not have jurisdiction to rule on the matter; and
•the judgment submitted to the English court is authentic.
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

We are subject to data protection laws under United Kingdom legislation, and any breaches of such legislation could adversely affect our business, reputation, results of operations and financial condition. Our ability to obtain, retain and otherwise manage personal data is governed by data protection and privacy requirements and regulatory rules and guidance. In the United Kingdom, we must comply with the Data Protection Act 2018 in relation to processing certain personal data. The application of data privacy laws is often uncertain, and as business practices are challenged by regulators, private litigants and consumer protection agencies, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data protection practices. Additionally, under
European data protection laws, distributing personal data into the United States may constitute an offense. Any breaches of such legislation could have a material adverse effect on our business, reputation, results of operations and financial condition. For more information on our cybersecurity policies, please see "Item 16K. Cybersecurity."
Pre-emption rights for U.S. and other non-United Kingdom holders of shares may be unavailable.
In the case of certain increases in our issued share capital, under English law, existing holders of shares are entitled to pre-
emption rights to subscribe for such shares, unless shareholders disapply such rights by a special resolution at a shareholders’ meeting.
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
We are subject to Pillar Two per as of January 1, 2024 as our revenue exceeded the threshold of €750 million in 2022 and
2023. As the majority of our companies’ revenue consists of shipping income, it is assessed that this income will be excluded from the
Global Anti-Base Erosion (GloBE) income with reference to the shipping carveout described in Article 3.3 of the model rules.
Based on our fiscal year for 2024, we have prepared a preliminary Transitional Country-by-Country Reporting (CbCR) Safe
Harbor assessment concluding that we expect to be eligible for the Transitional CbCR Safe Harbor in a majority of jurisdictions in which we are present. As of December 31, 2024, the calculated top-up tax does not have a material impact on our financial results.

TORM plc and certain of its subsidiaries have entered and may in the future enter into internal agreements which must be at market value or on terms no more favorable than would have been agreed if the transaction was not conducted on an intra-
group basis.
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
TORM plc is a tax resident of the United Kingdom and owns 100% of the shares of TORM A/S and should be entitled to the benefit of the double tax treaty entered into between Denmark and the United Kingdom. The double tax treaty reduces dividend withholding tax to nil for wholly-owned subsidiaries (where the relevant conditions are satisfied). In order for the double tax treaty to apply, TORM plc must be considered the beneficial owner of the dividends and must not be subject to Danish anti-abuse rules.
The Danish tax authorities have, in a binding ruling from May 2024, confirmed that a non-Danish holding company, located in a state with whom Denmark has a double tax treaty, was the beneficial owner of a dividend distribution from a Danish subsidiary. In their ruling, the Danish tax authorities emphasized that the dividend received was not in any way determined or pre-determined to be distributed further up the chain from the non-Danish company.
We believe that the group structure, the level of business activity carried out in the United Kingdom by TORM plc, the economic risk of TORM plc and TORM plc’s right to dispose of dividends received and that no part of the dividend from TORM A/S to
TORM plc is pre-determined to be distributed up the chain from TORM plc, justify that TORM plc is the beneficial owner of dividends received from TORM A/S, that TORM plc is not a conduit entity and that Danish anti-abuse rules should not apply.
Consequently, we believe that dividends distributed from TORM A/S to TORM plc should be exempt from Danish dividend withholding tax according to the double tax treaty entered into between Denmark and the United Kingdom (so long as a claim is made and the treaty relief is granted). If all of the applicable conditions in the double tax treaty between the United Kingdom and Denmark are not fulfilled, Danish withholding taxes of 27% (potentially reduced to 22%) will be triggered on such dividend distributions.
ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
The Company
The Company was founded as TORM A/S in 1889 by Captain Ditlev E. Torm and Christian Schmiegelow. Within the first ten years, the fleet of TORM A/S consisted of four vessels, and in 1905 TORM A/S became listed on the Copenhagen Stock Exchange. As of the date of this annual report, we operate a fleet of 94 owned or chartered-in vessels and our Class A common shares are listed on both Nasdaq Copenhagen and Nasdaq New York under the symbols “TRMD A” and “TRMD,” respectively.

TORM plc is a public limited company incorporated under the laws of England and Wales on October 12, 2015 under the name Anchor Admiral Limited with company number 09818726. Anchor Admiral Limited was renamed TORM Limited on November
26, 2015, and TORM Limited was renamed TORM plc on January 20, 2016. TORM plc’s registered office is at 4th Floor | 120 Cannon
Street London, EC4N 6AS, United Kingdom. Our telephone number at this address is +44 203 795 2794. Our main commercial and technical activities are managed out of our office at Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. Our telephone number at that address is +45 39 17 92 00. We also have nine offices located in Mumbai (India), New Delhi (India), Pune (India), Manila (Philippines),
Cebu (Philippines), Singapore (Singapore), Houston (Texas, USA), Wilmington (Delaware, USA) and Dubai (United Arab Emirates).
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
Acquisitions, Dispositions, Deliveries and Capital Investments
Vessel Acquisitions
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
We took delivery of all eight LR2 vessels: TORM Gwendolyn (January 3, 2024), TORM Gabriella (January 8, 2024), TORM
Gwyneth (January 11, 2024), TORM Ganga (January 22, 2024), TORM Gitte (January 22, 2024), TORM Gemma (March 18, 2024),
TORM Gloria (March 20, 2024) and TORM Grace (April 1, 2024).
On March 7, 2024, TORM we announced the agreement to purchase one 2011-built LR2 eco vessel for a total cash consideration of $51.5 million consisting of cash consideration of $30.9 million and the issuance of approximately 0.6 million shares.
The vessel TORM Genesis was delivered on April 24, 2024.
On July 15, 2024, we announced the acquisition of eight second-hand MR vessels for a total consideration of $340 million, consisting of cash consideration of $238 million and the issuance of approximately 2.65 million shares. We took delivery of TORM
Diwata (July 29, 2024), TORM Durga (September 2, 2024), TORM Damini (September 5, 2024), TORM Dulce (October 3, 2024),
TORM Doris (October 28, 2024), TORM Dagny (October 31, 2024), TORM Daphne (November 25, 2024) and TORM Deborah
(November 26, 2024).
Previous years
During January 2023, we entered into two agreements to acquire seven 2011 - 2013 LR1 vessels for a total cash consideration of $233.0 million. All vessels are built at well-known Korean and Chinese shipyards and were financed by sale and leaseback agreements with a Chinese financial institution. During 2023, we took delivery of the seven LR1 vessels, TORM Emilie (February 22,
2023), TORM Eva (March 3, 2023), TORM Integrity (March 21, 2023), TORM Innovation (March 24, 2023), TORM Emma (March
28, 2023), TORM Evelyn (April 19, 2023) and TORM Evolve (May 4, 2023).
On March 16, 2023, we entered into an agreement to purchase three 2013-built MR eco product tanker vessels for a total cash consideration of $48.5 million and the issuance of 1.42 million Class A common shares. The MR vessels, TORM Beatrice, TORM
Birgitte and TORM Belis, which were all built at a "tier 1" Korean yard,  have fuel-efficient eco vessel specifications and were delivered to us on May 15, 2023, May 16, 2023 and June 5, 2023, respectively. The cash portion of the consideration was financed through traditional bank financing, and in connection with each of the three deliveries, we issued one third of the total share issuance, corresponding to 50% of the total consideration.

On August 9, 2022, we took delivery of TORM Hannah, a secondhand LR2 vessel, that we purchased during the second quarter ended June 30, 2022. TORM Hannah was financed by a sale and leaseback agreement.
In January 2022, the LR2 newbuilding, TORM Houston, was delivered.
Vessel Dispositions
During the second quarter of 2024, we sold one MR vessel, TORM Eric, that was delivered to its new owner on June 5, 2024.
In late November 2024 and early December 2024, TORM entered into agreements to sell one 2005-built MR vessel (TORM
Helvig) and one 2006-built MR vessel (TORM Republican), respectively, that were delivered to the new owners on December 23,
2024 and December 30, 2024, respectively.
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
Scrubber Investments
As of December 31, 2024, we successfully installed scrubbers on 78 of our vessels. Further we plan to install scrubbers on an additional 9 vessels in 2025, thus 87 vessels are expected to be fitted with scrubbers before the end of 2025, with the remaining vessels continuing to use compliant fuels with 0.5% sulfur content.
Sale and Leaseback Transactions
There were no sale and leaseback transactions in 2024.
Previous years

In the first quarter of 2023, we took delivery of five LR1 vessels built in 2011-2013, TORM Emilie, TORM Eva, TORM
Integrity, TORM Innovation and TORM Emma, financed by sale and leaseback financing transactions which included purchase options during the lease period.
In the second quarter of 2023, we took delivery of two LR1 vessels built in 2011, TORM Evelyn and TORM Evolve, financed by sale and leaseback financing transactions which included purchase options during the lease period.
In the third quarter of 2022, we took delivery of the second-hand LR2 vessel, TORM Hannah, purchased in the second quarter of 2022 and subsequently entered into a sale and leaseback financing transaction which included purchase options during the lease period.
Time Charter Agreements
During 2024, we entered into four new time charter-out contracts for four LR2 vessels, TORM Genesis, TORM Grace,
TORM Hermia and TORM Houston, at a rate of $ 44,000 per day.
Previous years
During the third quarter of 2023, we entered into two two-year time charter-out contracts for two LR2 vessels at a rate of
$43,000 per day.
For information about our financing agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity
and Capital Resources—Our Financing Agreements”.
Recent Developments
After the end of 2024, TORM sold the MR vessels TORM Ragnhild, TORM Resilience and TORM Thames to new owners with expected delivery during the remaining part of Q1 2025.
TORM’s Board of Directors has on the date of this report approved an interim dividend for the fourth quarter of USD 0.60 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 58.4m. The distribution for the quarter is equivalent to 75% of net profit and reflects the Distribution Policy. The payment date is 02 April 2025 to all shareholders on record as of  20 March 2025, and the ex-dividend date is 19 March 2025 for the shares listed on Nasdaq OMX Copenhagen and 20
March 2025 for the shares listed on Nasdaq New York. The dividend payment will not be recognized as a liability and there are no tax consequences.

B. Business Overview
Our Business
We are one of the world’s largest carriers of refined oil products. Our activities are primarily the transportation of clean petroleum products, such as gasoline, jet fuel, kerosene, naphtha and gas oil, and occasionally dirty petroleum products, such as fuel oil. We are active in all larger vessel classes of the product tanker market from Medium Range (MR) to Long Range 2 (LR2) tankers.
For an overview of the specifications of our fleet, reference is made to “TORM Fleet development” on page 38 of our Annual Report
2024.  See “Item 4. Information on the Company-B. Business Overview.”
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
Environmental, Social and Governance
For further information on environmental, social and governance issues, reference is made to pages 40-153 of the Annual
Report 2024 and TORM’s separate Responsibility Report that can be found on our webpage www.torm.com. None of the information contained on this website is incorporated into or forms a part of this annual report.
Our Business Strategy
For information on our business strategy, reference is made to “Business Model and Strategic Choices” on pages 8 - 15 of the
Annual Report 2024.
The Product Tanker Industry
For information on the product tanker industry, reference is made to “Market Review” on pages 23 - 24 of the Annual Report
2024. For information on the risks associated with operating within the product tanker market, see “Item 3. Key Information—D. Risk
Factors— Risks Related to Our Business and Our Industry.”
Our Fleet
The following table sets forth summary information regarding our fleet of owned product tankers, including the vessels that we charter in as of December 31, 2024.

Vessel Name	Type	DWT	Year Built	Ownership	Shipyard(1)

TORM GABRIELLA	LR2	119,456	2010	Owned	Hyundai
TORM GANGA	LR2	119,456	2010	Owned	Hyundai
TORM GEMMA	LR2	119,456	2012	Owned	Hyundai
TORM GENESIS	LR2	119,456	2011	Owned	Hyundai
TORM GITTE	LR2	119,456	2010	Owned	Hyundai
TORM GLORIA	LR2	119,456	2011	Owned	Hyundai
TORM GRACE	LR2	119,456	2012	Owned	Hyundai
TORM GWENDOLYN	LR2	119,456	2010	Owned	Hyundai
TORM GWYNETH	LR2	119,456	2010	Owned	Hyundai
TORM HANNAH	LR2	109,999	2016	Leased (7)	GSI Nansha
TORM HELLERUP	LR2	114,000	2018	Leased (3)	GSI Nansha
TORM HELENE	LR2	114,000	2021	Leased (5)	GSI Nansha
TORM HERMIA	LR2	114,000	2018	Owned	GSI Nansha
TORM HERDIS	LR2	114,000	2018	Leased (3)	GSI Nansha

Vessel Name	Type	DWT	Year Built	Ownership	Shipyard(1)
TORM HILDE	LR2	114,000	2018	Owned	GSI Nansha
TORM HOUSTON	LR2	114,000	2022	Leased (6)	GSI Nansha
TORM KIARA	LR2	114,445	2015	Leased (3)	Hyundai
TORM KIRSTEN	LR2	114,445	2015	Owned	Hyundai
TORM KRISTINA	LR2	114,323	2015	Owned	Hyundai
TORM MAREN	LR2	109,672	2008	Owned	Dalian Shipbuilding
TORM MATHILDE	LR2	109,672	2008	Owned	Dalian Shipbuilding

TORM VENTURE	LR1	73,700	2007	Owned	New Century SB
TORM ELISE	LR1	75,000	2020	Owned	GSI Nansha
TORM ELIZABETH	LR1	75,000	2020	Owned	GSI Nansha
TORM EVELYN	LR1	74,606	2011	Leased (4)	Hyundai Mipo
TORM EVOLVE	LR1	74,554	2011	Leased (4)	Hyundai Mipo
TORM EVA	LR1	74,552	2011	Leased (4)	Hyundai Mipo
TORM EMMA	LR1	75,000	2012	Leased (5)	STX SB
TORM EMILIE	LR1	75,013	2013	Leased (5)	STX SB
TORM INTEGRITY	LR1	73,800	2013	Leased (5)	New Times SB
TORM INNOVATION	LR1	73,847	2013	Leased (5)	New Times SB

TORM ADVENTURER	MR	46,042	2007	Owned	Brod. Trogir
TORM AGNES	MR	49,999	2011	Leased (3)	GSI Liwan
TORM AGNETE	MR	49,999	2010	Leased (3)	GSI Liwan
TORM ALEXANDRA	MR	49,999	2010	Leased (2)	GSI Liwan
TORM ALICE	MR	49,999	2010	Leased (2)	GSI Liwan
TORM ALLEGRO	MR	46,184	2012	Owned	Brod. Trogir
TORM ALMENA	MR	49,999	2010	Leased (3)	GSI Liwan
TORM AMALIE	MR	49,999	2011	Leased (3)	GSI Liwan
TORM AMORINA	MR	46,184	2012	Owned	Brod. Trogir
TORM ANABEL	MR	49,999	2012	Leased (5)	GSI Liwan
TORM ARAWA	MR	49,999	2012	Leased (5)	GSI Liwan
TORM ASLAUG	MR	49,999	2010	Leased (3)	GSI Liwan
TORM ASTRID	MR	49,999	2012	Leased (6)	GSI Liwan
TORM ATLANTIC	MR	49,999	2010	Leased (3)	GSI Liwan
TORM AUSTRALIA	MR	51,737	2011	Owned	Hyundai Mipo
TORM CAVATINA	MR	46,200	2010	Owned	Brod. Trogir
TORM CORRIDO	MR	46,156	2011	Owned	Brod. Trogir
TORM DISCOVERER	MR	45,012	2008	Owned	Brod. Trogir
TORM DIWATA	MR	49,746	2014	Owned	Hyundai Mipo
TORM INDIA	MR	49,999	2010	Owned	Hyundai Mipo
TORM LAURA	MR	49,999	2008	Owned	GSI Liwan
TORM LEADER	MR	46,070	2009	Owned	Brod. Trogir
TORM LENE	MR	49,999	2008	Owned	GSI Liwan
TORM LILLY	MR	49,999	2009	Owned	GSI Liwan
TORM LOTTE	MR	49,999	2009	Owned	GSI Liwan
TORM LOUISE	MR	49,999	2009	Owned	GSI Liwan
TORM MALAYSIA	MR	51,737	2011	Owned	Hyundai Mipo
TORM NEW ZEALAND	MR	51,737	2011	Owned	Hyundai Mipo
TORM BIRGITTE	MR	49,995	2013	Owned	STX SB
TORM BELIS	MR	49,995	2013	Owned	STX SB
TORM BEATRICE	MR	49,995	2013	Owned	STX SB
TORM PHILIPPINES	MR	49,999	2010	Owned	Hyundai Mipo
TORM RAGNHILD	MR	46,187	2005	Owned	STX SB (Jinhae)
TORM RESILIENCE	MR	49,999	2005	Owned	STX SB (Jinhae)
TORM SINGAPORE	MR	51,737	2011	Owned	Hyundai Mipo
TORM SOLUTION	MR	49,999	2019	Owned	GSI Nansha
TORM SOVEREIGN	MR	49,999	2017	Owned	Hyundai Mipo
TORM SPLENDID	MR	49,999	2020	Owned	GSI Nansha
TORM STELLAR	MR	49,999	2020	Owned	GSI Nansha

Vessel Name	Type	DWT	Year Built	Ownership	Shipyard(1)
TORM STRENGTH	MR	49,999	2019	Owned	GSI Nansha
TORM STRONG	MR	49,999	2019	Owned	GSI Nansha
TORM SUBLIME	MR	49,999	2019	Owned	GSI Nansha
TORM SUCCESS	MR	49,999	2019	Owned	GSI Nansha
TORM SUPREME	MR	49,999	2017	Owned	Hyundai Mipo
TORM THAMES	MR	47,036	2005	Owned	Hyundai Mipo
TORM THOR	MR	49,842	2015	Owned	Sungdong SB
TORM THUNDER	MR	49,842	2015	Owned	Sungdong SB
TORM TIMOTHY	MR	49,842	2015	Owned	Sungdong SB
TORM TITAN	MR	49,842	2016	Owned	Sungdong SB
TORM TORINO	MR	49,842	2016	Owned	Sungdong SB
TORM TROILUS	MR	49,842	2016	Owned	Sungdong SB
TORM VOYAGER	MR	45,916	2008	Owned	Brod. Trogir
TORM DANICA	MR	49,999	2015	Owned	Hyundai Mipo
TORM DENISE	MR	49,999	2015	Owned	Hyundai Mipo
TORM DAGMAR	MR	49,999	2015	Owned	Hyundai Mipo
TORM DIANA	MR	49,999	2016	Owned	Hyundai Mipo
TORM DURGA	MR	49,680	2014	Owned	Hyundai Mipo
TORM DAMINI	MR	49,746	2014	Owned	Hyundai Mipo
TORM DORIS	MR	49,680	2015	Owned	Hyundai Mipo
TORM DAGNY	MR	49,635	2015	Owned	Hyundai Mipo
TORM DEBORAH	MR	49,680	2015	Owned	Hyundai Mipo
TORM DAPHNE	MR	49,746	2015	Owned	Hyundai Mipo
TORM DULCE	MR	49,680	2014	Owned	Hyundai Mipo
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

Employment of Our Product Tanker Fleet
Our current strategy is to employ our vessels worldwide primarily in the spot market. We believe that this will enable us to take advantage of potential increases in product tanker hire rates in the near term. We may seek to employ some of our vessels on longer-
term time charter contracts, if customer needs and expected returns make this more attractive. Employing vessels on longer-term contracts may provide us with the benefits of stable cash flows and high utilization rates. In addition, from time to time, we may employ our vessels on shorter-term charters and under COAs and we may enter into forward freight agreements. Reference is made to the
Glossary on page 276 of the Annual Report 2024 for the definitions of Spot Market, Time Charter, COA and Bareboat Charter.
Coverage of Our Fleet
For information on the coverage of our Fleet, including the definitions of certain key terms related to the coverage of our Fleet, reference is made to “Market Drivers and Outlook” on pages 34 - 35 of the Annual Report 2024 and to the Glossary on page 276 of the
Annual Report 2024.
Management of Our Fleet
For information on management of our fleet, reference is made to “Business Model and Strategic Choices” on pages 8 - 15 of the Annual Report 2024.
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
Marine Engineering
On September 1, 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S for a cash consideration of $
2.0 million and thereby obtaining a controlling interest in its joint venture entity Marine Exhaust Technology (Hong Kong) Ltd. As such, TORM provides services in the marine engineering ("Marine Engineering”) segment which consist of developing and producing advanced green marine equipment. Some of TORM’s contracts with customers relate to the sale of marine engineering equipment with installation services. Customers obtain control of the marine engineering equipment with installation services when the goods are delivered to the customer, they have completed commissioning and delivery has been accepted by the customers. When without installation services, customers obtain control of the marine engineering equipment when the goods are delivered to and have been accepted by the customers.
Customer Concentration
During 2024, our 20 largest customers accounted for approximately 69% of our total revenue. No customer in the tanker segment accounted for more than 10% of our total revenues.
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
TORM considers the global product tanker market as a whole, and as the individual vessels are not limited to specific parts of the world, the Group has only one geographical segment for the Tanker segment. Further, the internal management reporting does not provide geographical information for either the Tanker segment or the Marine Engineering segment. Consequently, geographical segment information on revenue from external customers or non-current segment assets for the Tanker segment or the Marine
Engineering segment are not provided.
Seasonality
Historically, oil trade—and consequently, charter rates—rose during winter and eased in summer, driven by seasonal demand fluctuations in the Northern Hemisphere. However, the product tanker industry has become less affected by these patterns, as geopolitical developments and other market dynamics now play a more dominant role.
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
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On
October 27, 2016, MEPC 70 agreed to implement a global limit of 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%)
starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”)
Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Fuels with higher sulfur content than required by
Reg. 14 of Annex VI can still be delivered to a ship, provided the ship uses equivalent measures, such as scrubbers, pursuant to
Regulation 4. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and
“low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur additional costs, which cannot be reasonably estimated.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean Sea area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other certain areas including areas in China that are subject to local regulations also impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted at MEPC 82 and will enter into force in
March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
The amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and
MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021.
The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
MEPC 70 Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
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
MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculated “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the
IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight.  These amendments entered into force on May 1,
2024.  In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026.  This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.
MEPC 76 amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, ships of 5,000 gross tonnage are required to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships that fall under the new CII regime will have to have a CII rating of C or above from 2023 in order to be compliant. Ships that have a CII rating of D for three consecutive years or
E for one year are required to submit a corrective action plan, to show how the required index (C or above) would be achieved or else they will be deemed non-compliant. The EEXI and CII certification requirements came into effect on January 1, 2023.
Additionally, MEPC 76 adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII on or before June
1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil
(or HFO) by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition becomes effective on or after July 1, 2029. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments entered into force on May 1, 2024.  In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.
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
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships
and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM
Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM
Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels to be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG
Code includes (1)  the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency,
(2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous

Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregating groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquids or gas. Additional amendments, which came into force on
June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.
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
In June 2022, SOLAS also set out new amendments that took effect January 1, 2024, which include new requirements for: (1)
the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4)
watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using
LNG as fuel. These new requirements may impact the cost of our operations.
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
The MEPC maintains guidelines for approval of ballast water management systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the
IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024,
all ships must meet the D-2 standard. Costs of compliance with these regulations may be substantial. Additionally, in November 2020,
MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In
December 2024, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.
In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM
Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October 2025.  Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for
Administrations on the type approval process for ballast water management systems to support harmonized evaluation by
Administrations.
Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean-going carriers, which may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-
ocean ballast water exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
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
Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the
“Anti-fouling Convention,” which entered into force on September 17, 2008 and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling
System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. Vessels of
24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-
fouling Systems signed by the owner or authorized agent. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.
In June 2021, MEPC 76 adopted amendments to the Anti-fouling Convention to include controls on the biocide cybutryne;
ships may not apply cybutryne or re-apply anti-fouling systems containing that substance. In addition, ships are required to remove or apply a coating to anti-fouling systems with cybutryne. Ships which are affected by this ban on cybutryne must receive an updated
IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e., with anti-
fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel.  These amendments entered into force on January 1, 2023.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. Effective November
12, 2019, the USCG adjusted the limits of OPA liability for an oil tanker, other than a single-hull oil tanker, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). On December 23, 2022, the
USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for an oil tanker, other than a single-hull oil tanker, over 3,000 gross tons liability to the greater of $2,500 per gross ton or
$21,521,300 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. Similarly, the limitation on liability does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311
(c), (e)) or the Intervention on the High Seas Act.
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
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and
CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-
insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in August 2023, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations.
In January 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately, the order was rendered ineffective by a permanent injunction issued by a Louisiana court. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. On January 20, 2025, President Trump issued an executive order revoking this ban but will also likely face legal challenge over this revocation. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels and other vessels we may acquire could negatively impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills, and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. These laws have been more stringent than U.S.
federal law. The Company intends to comply with all applicable state regulations in the ports that the Company’s vessels call.
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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters, unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United
States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in
December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30,
2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition.
In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme
Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a "continuous surface connection" to
"traditional interstate navigable waters" are covered by the CWA, further narrowing the application of the WOTUS rule.  On August
2023, the EPA and U.S. Army issued the final revised WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels and other vessels we may acquire to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels and other vessels we may acquire from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental
Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”)
program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast water exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. On September 20,
2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, and on October 9, 2024, the EPA published the new rule pursuant to VIDA which set discharge standards that are as least as stringent as the VGP. These new standards are enforceable through USCG regulations, which must be promulgated within two years. Until the USCG’s regulations are final and enforceable, non-military, non-recreational vessels greater than 79 feet in length will continue to be subject to the existing discharge requirements under the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels and other vessels we may acquire or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels and other vessels we may acquire from entering U.S. waters.
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
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the
Council of April 29, 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on March 1, 2018. In July 2020, the European Parliament’s Committee on Environment, Public Health and Food
Safety voted in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting, and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.
On July 14, 2021, the European Commission published a package of draft proposals as part of its “Fit-for-55’
environmental legislative agenda and as part of the wider EU Green Deal growth strategy. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector (Maritime ETS), which is due to commence in 2024 and which is to apply to all ships above a gross tonnage of 5,000; and (b) a FuelEU regulation, which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from June 30, 2026, as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, Maritime ETS is to apply gradually over the period from 2024-2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a companywide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/charterer. The cap under the ETS would be set by taking into account EU
MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). The European Commission has also signaled that 100% of non-EU emissions may be caught if the IMO does not introduce a global market-based measure by 2028. In addition, the MRV system is also being revised such that the scope of ships to be monitored will now extend to those that are 400GT and more. The reason for this is because the ETS will apply to ships that are between 400GT and 5000GT from circa 2027. Furthermore, the newly passed EU Emissions
Trading Directive 2023/ 959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. From a risk management perspective, new systems, personnel, data management systems, costs recovery mechanisms, revised service agreement terms and emissions reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance.
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
Greenhouse Gas Regulations

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United
Nations Framework Convention on Climate Change, which entered into force in 2005, and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December
2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the Trump administration announced that the United States intends to withdraw from the Paris Agreement and the withdrawal became effective on November 4, 2020. On January 20, 2021, the Biden administration issued an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025,
President Trump signed an executive order to begin the withdrawal of the United States from the Paris Agreement.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the
Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.”
In July 2023, MEPC 80 adopted the 2023 IMO Strategy — on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving a net zero GHG emissions from international shipping.
from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (i) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (ii) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring
2025) for adoption in October 2025.
As noted above, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) that requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way, and distance traveled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-
catching, and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping
Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV, which applies since 2018, and the IMO DCS, which applies since
2019. The proposed revision of Regulation (EU) 2015/757 adopted on February 4, 2019, aims to align and facilitate the simultaneous implementation of the two systems, although it is still not clear when the proposal will be adopted.
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
Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package.  As part of this initiative, the European Union’s carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules.  The resulting final rule was issued in December 2023.  Such rules may be subject to revision or revocation following the change in federal administration beginning in 2025.  The EPA or individual states could enact these or other environmental regulations that could affect our operations.
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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden, Arabian Sea area and the West Africa area including the Gulf of Guinea.
Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs may be incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.
Inspection by Classification Societies
Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in-
class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned and will certify that such vessel complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member.
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
Most vessels are subject also to a minimum of two examinations of the outside of a vessel’s bottom and related items during each five-year special survey period. Examinations of the outside of a vessel’s bottom and related items are normally to be carried out with the vessel in dry-dock, but an alternative examination while the vessel is afloat by an approved underwater inspection may be considered. Such an examination is to be carried out in conjunction with the Special Periodical Survey, and in this case the vessel must be in dry-dock. For vessels older than 15 years (after the third Special Periodical Survey), the bottom survey must always be in the dry-
dock. In all cases, the interval between any two such examinations is not to exceed 36 months.
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
For further information on environmental, social and governance issues, reference is made to pages 40-153 of the Annual
Report 2024 and TORM’s separate ESG Report that can be found on our webpage www.torm.com.  None of the information contained on this website is incorporated into or forms a part of this annual report.
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

Our current P&I insurance coverage for pollution is $1 billion per vessel per incident and approximately $3.1 billion per vessel for other types of collective Overspill P&I Claims, such as wreck removal.
The 12 P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each P&I Club's  liabilities. The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $3.1 billion, with the ability to reinstate coverage if a claim exceeds this amount.
As TORM is a member of a P&I Club which in turn is a member of the International Group, we are subject to calls payable to the entered P&I Clubs based on our claim records as well as the claim records of all other members (shipowners) of the individual P&I
Clubs and members of the shipping pool of P&I Clubs comprising the International Group.
Any (non-oil pollution) claims which exceed the limit available under the main reinsurance contract ($2.1 billion) fall back to the pool for distribution to each club in proportion to each club's relative "overspill limit". This calculation defines the maximum amount that each club can be asked to contribute to an "overspill claim". In theory, this final layer of claims pooling takes the total amount available for any one (non-oil pollution) claim to approximately $8 billion.
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
C. Organizational Structure
As of December 31, 2024, TORM plc, TORM A/S and other subsidiaries, owned 70 of the vessels in our product tanker fleet and bareboat chartered in 24 vessels with an option or obligation to buy back the vessels and expect to apply the same ownership structure for each additional vessel that we acquire in the future, through separate wholly-owned subsidiaries.
A list of our significant subsidiaries is filed herewith as Exhibit 8.1.
D. Property, Plants and Equipment
Our only material physical assets consist of our vessels. For at description of our fleet, see “Item 4. Information on the
Company B. Business Overview.” Other than our interests in the vessels, we do not own any material physical properties. We lease offices in the London (United Kingdom), Hellerup (Denmark), Mumbai (India), New Delhi (India), Pune (India), Manila
(Philippines), Cebu (Philippines), Singapore (Singapore), Houston (Texas, USA), Wilmington (Delaware, USA), and Dubai (UAE).
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

The audited consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with IFRS as issued by the IASB. The financial statements are presented in U.S. Dollar millions unless otherwise indicated. The discussion included in the following sections covers our operating results in 2024 compared with 2023. For the discussion of our operating results in 2023 compared with 2022, reference is made to “Item 5. Operating and Financial Review and
Prospects” included in our 2023 Annual Report on Form 20-F, filed with the SEC on March 7, 2024.
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
Non-IFRS measures
Certain non-IFRS measures included in our financial and operating data have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent
IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include Time Charter Equivalent or
TCE earnings, Gross profit, Adjusted EBITDA, loan-to-value ratio and net interest-bearing debt.
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

Non-IFRS Measures	Year ended December 31,
(USD million)	2024	2023
Time charter equivalent (TCE) earnings – Tanker segment	1,134.8	1083.8
Gross profit	895.6	874.1
Adjusted EBITDA	844.2	846.4
Net interest-bearing debt	947.6	773.4
Loan-to-value (LTV) – Tanker segment	26.8%	27.6%
Time Charter Equivalent (TCE) earnings. We define TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions incl. freight and bunker derivatives from the Tanker segment. We report TCE earnings, a non-IFRS measure, because we believe it provides additional meaningful information to investors in conjunction with revenue, the most directly comparable
IFRS measure, given it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from revenue to TCE earnings.

Reconciliation to revenue - Tanker segment	Year ended December 31,
(USD million)	2024	2023
Revenue	1,544.0	1,491.4
Port expenses, bunkers and commissions	(409.2)	(407.6)
Time charter equivalent (TCE) earnings - Tanker segment	1,134.8	1,083.8

Gross profit. We define Gross profit as revenue less port expenses, bunkers and commissions, other cost of goods sold, charter hire and operating expenses. We report Gross profit, a non-IFRS measure, because we believe it provides additional meaningful information to investors to assess our operating performance, as Gross profit measures the net earnings from core activities.

Computation of gross profit	Year ended December 31,
(USD million)	2024	2023
Revenue – all segments	1,559.2	1,520.4
Port expenses, bunkers and commissions and other cost of goods sold	(418.5)	(430.3)
Operating expenses	(245.1)	(216.0)
Gross profit	895.6	874.1
EBITDA. We define EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements. We believe that EBITDA assists Management and investors in evaluating our operations by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, and which may significantly affect profit/(loss) between periods. Including
EBITDA as an alternative performance measure, benefits investor in selection between investment alternatives.
EBITDA excludes some, but not all, items that affect profit/ (loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented.
Due to temporary fluctuations of the fair value of freight and bunker derivatives, Management believes that an adjustment for unrealized gains/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. EBITDA and the adjusted EBITDA are calculated as follows:

Reconciliation to net profit	Year ended December 31,
(USD million)	2024	2023
Net profit for the year	611.5	648.0
Tax	(2.0)	4.0
Financial expenses	74.1	60.9
Financial income	(24.8)	(14.3)
Depreciation	192.0	149.3
EBITDA	850.8	847.9

Reconciliation to EBITDA
EBITDA	850.8	847.9
Fair value adjustments on freight and bunker derivatives	(6.6)	(1.5)
Adjusted EBITDA	844.2	846.4
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
net interest-bearing debt is a relevant measure, which management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

Net interest-bearing debt	Year ended December 31,
(USD million)	2024	2023
Borrowings (current and non-current)¹⁾	1,243.3	1,073.5
Loan receivables	(4.5)	(4.5)
Cash and cash equivalents, including restricted cash	(291.2)	(295.6)
Net interest-bearing debt	947.6	773.4
¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs for the year  of USD 17.0m (2023: USD
13.9m)
Loan-to-value (LTV) ratio. Loan-to-value (LTV) ratio is defined as vessel values divided by net borrowings of the vessels.
LTV describes the net debt ratio of our vessels and is used by us to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

Loan-to-value (LTV) - Tanker segment	Year ended December 31,
(USD million)	2024	2023
Vessel values, including newbuildings (broker values)	3,582.9	3,080.9
Vessel values of purchased secondhand vessels not delivered (broker values)	—	479.9
Other committed investment capital expenditure	23.0	35.7
Total vessel values	3,605.9	3,596.5

Borrowings	1,241.3	1,067.6
- Debt on Land and buildings and Other plant and operating equipment	(8.4)	(5.4)
Committed liability capital expenditure	23.0	226.1
Loan receivables	(4.5)	(4.5)
Cash and cash equivalents incl. restricted cash	(284.9)	(290.7)
Total (loan)	966.5	993.1
Loan-to-value (LTV) - Tanker segment	26.8%	27.6%
A.Operating Results
Primary Factors Affecting Results of Operations
Reference is made to “Financial Review 2024-Primary Factors Affecting Results of Operations” on page 31 of our Annual
Report 2024.
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
•Vessel operating costs. Vessel operating costs include crewing, repairs and maintenance (excluding capitalized dry-
docking), insurance, consumable stores, lube oils, communication expenses and technical management fees. The largest components of our vessel operating costs are generally crewing and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-dockings. We expect these expenses to increase as our fleet matures and to the extent that it expands.

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
•Depreciation. Depreciation expenses typically consist of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value and any impairment losses recognized) over the estimated useful lives of the vessels and charges related to the depreciation of upgrades to vessels which are depreciated over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. Dry-docking costs are capitalized and depreciated on a straight-
line basis over the estimated period until the next dry-docking.
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
Results of Operations of TORM plc
We operate within two segments: (i) the Tanker segment and (ii) the Marine Engineering segment. The below tables have been provided at a group level and the analysis has been broken out into segments where the movements are material.
The information below should be read in conjunction with TORM plc’s audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023 and the section of this annual report entitled “Explanatory Note and Presentation of Our
Financial and Operating Data”. Some of the information contained in this section, including information about TORM plc’s plans and strategies for our business and our expected sources of financing, contains forward-looking statements that involve risks and uncertainties. Current and potential investors should read “Item 3. Key Information-D. Risk Factors” for information on certain factors that may have a material adverse effect on TORM plc’s future performance, results of operations, cash flows and financial position.
TORM plc operates in a global industry where, among other things, freight rates are denominated and settled in United States dollars, and a majority of the cost base of TORM plc is denominated and settled in United States dollars. Consequently, TORM plc’s financial reporting is in United States dollars.
Financial highlights for TORM plc
Reference is made to the relevant “Key Figures” on page 3 and “2024 Highlights” on pages 3 - 7 of our Annual Report 2024.
Consolidated financial information as of and for the years ended December 31, 2024 and 2023
Income statement
The table below presents financial information derived from TORM plc’s income statement for the years ended December 31,
2024 and 2023.
Financial information from Income statement for TORM plc for the years ended December 31, 2024 and 2023

	Year Ended December 31,
(USD million)	2024	2023
Revenue	1,559.2	1,520.4
Port expenses, bunkers and commissions and other cost of goods sold	(418.5)	(430.3)
TCE earnings – Tanker segment	1,134.8	1,083.8
Gross profit	895.6	874.1
EBITDA	850.8	847.9
Operating profit	658.8	698.6
Profit before tax	609.5	652.0
Net profit for the year	611.5	648.0
Revenue
Total revenue was $1,559 million for the year ended December 31, 2024, which represents an increase of $39 million compared to the year ended December 31, 2023. The increase in revenue was primarily a result of the addition of 12 vessels to the fleet, increasing earning days in 2024 to 2,135 days equivalent to a 7.3% increase compared to earning days in 2023. This impact more than offsets the adverse impacts of the TCE rate/day and decrease in MET revenue.
Port expenses, bunkers and commissions and other cost of goods sold
Total port expenses, bunkers and commissions and other cost of goods sold were $418 million for the year ended December
31, 2024, which represents a decrease of $12 million compared to the year ended December 31, 2023. Bunkers amounted to 67%, port expenses to 26%, and commissions, other voyage expenses and other cost of goods sold to 7% respectively of the total port expenses, bunkers and commissions and other cost of goods sold for the year ended December 31, 2024. Bunkers amounted to 63%, port expenses to 31%, and commissions and other voyage expenses to 6% of the total port expenses, bunkers and commissions for the year ended
December 31, 2023. The increase can primarily be attributed to a decrease in realized gains of USD 21.2m partly offset by an increase in unrealized gains of USD 5.2m on derivative financial instruments regarding freight and bunkers. The fair value of the contracts was positive with USD 8.1 m as of December 31, 2024. Additionally, bunker costs and the introduction of EU Allowances (EUAs), which allow companies to emit a certain amount of carbon dioxide equivalents, in 2024 contributed to a total of USD 10.7m in increased expenses compared to 2023. The net increase of the aforementioned items is mainly offset by reduced port expenses of USD 23.9m.
TORM plc reported a net profit for the year ended December 31, 2024 of $612 million, compared to a net profit of $648 million for the year ended December 31, 2023, a decrease of $37 million.

TCE earnings - Tanker Segment

	LR2	LR1	MR	Total
Year-end 2023
Available TCE earning days	4,490	4,307	20,355	29,152
TCE per earning day, USD	47,718	37,326	34,745	37,124
TCE earnings, USD million Year-end 2023	214.2	161.2	708.4	1,083.8

Year-end 2024
Available TCE earning days	6,859	3,531	20,897	31,287
Change	53%	(18)%	3%	7%
TCE per earning day, USD	45,053	37,014	32,948	36,061
Change	(6)%	(1)%	(5)%	(3)%

Effect on TCE earnings from change in the available TCE earning days, USD million	113.0	(29.0)	18.9	102.9
Effect on TCE earnings from change in TCE per earning day, USD million	(19.9)	(1.2)	(35.9)	(57.0)
Other	8.2	(0.9)	(2.2)	5.1
TCE earnings, USD million Year-end 2024	315.5	130.1	689.2	1,134.8
TCE earnings were $1,135 million for the year ended December 31, 2024, representing an increase of $51 million compared to the year ended December 31, 2023. This growth was a result of an increase in revenue along with a decrease in port expenses, bunkers, and commissions for the Tanker segment.
During 2024, the product tanker market was strongly affected by the geopolitical conflict in the Middle East and the subsequent Houthi attacks against commercial vessels at the Bab al-Mandeb Strait. This led to a widespread rerouting of vessels away from the Red Sea to go around the Cape of Good Hope, increasing trade distances on top of the already longer trade routes as a result of sanctions against Russia, officially introduced in 2023.
Prior to disruption, around 12% of global clean petroleum product volumes transited the Suez Canal. By the end of the first quarter 2024, the number of product tankers transiting the Red Sea had fallen by 60%. Given the fact that around 45% of clean petroleum product volume carried on LR2s normally travels through the Suez Canal, the impact on trade rerouting was strongest on the LR2 segment. Elevated fleet utilization led to higher and volatile freight rates. Benchmark LR2 freight rates briefly touched above
USD 100,000/day in late January/early February, a level not seen since the early days of the COVID-19 pandemic. Elevated LR2 earnings triggered a number of crude tankers to clean up and enter clean product transportation, which resulted in product tanker rates dropping from record high to more normalized levels in the second half of the year.
In 2024, TORM’s product tanker fleet realized TCE earnings of $36,061/day, down by 3% compared to 2023, as denoted in the table above.
For details about vessel acquisitions and disposals refer “Item 4. Information of the Company-B. Business Overview-Fleet
Development”.

Gross profit

	Year ended	Year ended
	December 31,	December 31,
(USD million)	2024	2023
Revenue	1,559.2	1,520.4
Port expenses, bunkers and commissions and other cost of goods sold	(418.5)	(430.3)
Operating expenses	(245.1)	(216.0)
Gross profit	895.6	874.1
TORM plc’s Gross profit for the year ended December 31, 2024 was $896 million compared to $874 million for the year ended December 31, 2023 corresponding to an increase of $22 million. The increase was mainly driven by increase in revenue along with a decrease in port expenses, bunkers, and commissions for the Tanker segment and an increase in the operating expenses due to
2,250 additional operating days compared to 2023 and increased operating expenses per day of 5.8% stemming from general price increases combined with costs related to recently acquired secondhand vessels.
The total fleet of owned vessels had 1,568 off-hire and dry-docking days, corresponding to 4.8% of operating days in 2024.
This compares to 1,453 off-hire and dry-docking days in 2023 corresponding to or 4.7% of operating days. The relative share of operating days is on par with the share in 2023, however, generally higher than in years prior to 2023. This is driven by newly acquired vessels entering dry docking shortly after takeover.
EBITDA

	Year ended	Year ended
	December 31,	December 31,
(USD million)	2024	2023
Gross profit	895.6	874.1
Profit from sale of vessels	51.3	50.4
Administrative expenses	(95.6)	(82.9)
Other operating income and expenses	(0.5)	6.3
Share of profit/(loss) from joint ventures	—	—
EBITDA	850.8	847.9
TORM plc’s EBITDA was $851 million for the year ended December 31, 2024, compared to $848 million for the year ended
December 31, 2023, corresponding to an increase of $3 million. The increase was mainly driven by the same factors as Gross Profit and additionally an increase in the profit from sale of vessels and higher administrative expenses.
Administrative expenses increased to $96 million for the year ended December 31, 2024, compared to $83 million for the year ended December 31, 2023. The primary factor was the 2024 full-year impact of the additional extraordinary retention program granted to the Chief Executive Officer ("CEO") and certain employees as announced on March 29, 2023. Increase in share-based payment expense was USD 7.3m compared to 2023.

Operating profit

	Year ended December 31,	Year ended December 31,
(USD million)	2024	2023
EBITDA	850.8	847.9
Impairment losses and reversal of impairment on tangible assets	—	—
Depreciation	(192.0)	(149.3)
Operating profit	658.8	698.6
TORM plc’s operating profit was $659 million for the year ended December 31, 2024, compared to an operating profit of
$699 million for the year ended December 31, 2023, corresponding to a decrease of $40 million. The decrease was mainly driven by the same factors as EBITDA and higher depreciation expenses.
Depreciation amounted to $192 million for the year ended December 31, 2024, compared to $149 million for the year ended
December 31, 2023.
Profit before tax

	Year ended December 31,	Year ended December 31,
(USD million)	2024	2023
Operating profit	658.8	698.6
Financial income	24.8	14.3
Financial expenses	(74.1)	(60.9)
Profit before tax	609.5	652.0
TORM plc’s profit before tax was $610 million for the year ended December 31, 2024, compared to $652 million for the year ended December 31, 2023, corresponding to a decrease of $43 million.
Financial expenses increased to $74 million for the year ended December 31, 2024, compared to $61 million for the year ended December 31, 2023, primarily due to increased borrowings mainly driven by the new $200m five-year senior unsecured bond, and secondly by generally higher interest rates.
Financial income increased to $25 million for the year ended December 31, 2024, compared to $14 million for the year ended
December 31, 2023, due to higher interest rates and higher interest income on deposits and treasury bills.
Net Profit for the year
TORM plc reported a net profit for the year ended December 31, 2024 of $612 million, compared to a net profit of $648 million for the year ended December 31, 2023, a decrease of $37 million. The decrease is due to factors explained in all the above explanations.

Balance sheet
TORM’s total assets for the Group increased by USD 599.5m to USD 3,469.6m as of December 31, 2024, mainly driven by an increase of the total assets for the Tanker segment from USD 602.6m to USD 3,456.0m. The growth in the Tanker segment was primarily driven by an increase in vessels and capitalized dry-docking, including prepayments on vessels, of USD 676.2m as a result of increased vessel acquisition activities during 2024. The development is mainly offset by a decrease in assets held for sale of USD
47.2m and trade receivables of USD 27.1m.
As of December 31, 2024, the carrying amount of vessels, capitalized dry-docking, and prepayments on vessels in the Tanker segment amounted to USD 2,843.9m compared to USD 2,167.7m at end 2023. This increase was due to the delivery of 19 vessels including capitalized dry-docking of USD 910.0m. The increase was offset by the divestment including delivery to new owners of seven older vessels of USD 47.0m and depreciation of USD 186.7m. Based on the average broker valuations from two internationally recognized shipbrokers, TORM’s fleet on water had a market value of USD 3,582.9m as of December 31, 2024, 26.0% above carrying value.
In 2024, total equity for the Group increased by USD 408.8m to USD 2,074.8m. The increase was primarily driven by a capital increase of USD 331.7m due to the issuance of new shares in connection with several partly share-based financed vessel acquisitions during 2024. Additionally, the increase was positively impacted by the net profit for the year of USD 611.5m offset by dividends paid of USD 553.3m.
TORM's total liabilities for the Group increased by USD 190.7m to USD 1,394.8m as of December 31, 2024, mainly driven by an increase of the total liabilities for the Tanker segment of USD 191.0m to USD 1,383.1m. The development is primarily due to an increase in current and non-current borrowings of USD 170.6m to USD 1,224.3m, which stem from increased net vessel acquisitions during 2024.
B.Liquidity and Capital Resources
Overview
Reference is made to Note 2 “Liquidity, Capital Resources and Subsequent Events" on pages 209 - 210 and Note 20 “Effective
Interest Rate, Outstanding Borrowings” on pages 232 - 233 and Note 21 “Contractual Rights and Obligations” on page 233 of our Annual Report 2024.
For the discussion of Liquidity and Capital Resources for the year ended December 31, 2023, reference is made to “Item 5.
Operating and Financial Review and Prospects” included in our 2023 Annual Report on Form 20-F, filed with the SEC on March 7,
2024.
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
As of December 31, 2024, TORM had available liquidity including undrawn committed facilities of $614.8 million, comprising of cash and cash equivalents (including restricted cash) of $291.2 million and undrawn committed credit facilities amounting to $323.6 million. Restricted cash was $19.3 million. The undrawn committed credit facilities consist of a revolving credit facilities of $100 million as part of the Syndicate Facility from 2023, a revolving credit facility of $149.5 million as part of the
Syndicate Facility from 2024 and a revolving credit facility of $74.1 million with HCOB.
The Company uses interest rate swaps to hedge parts of the variable interest rate risk associated with the credit facilities and a part of the leasing agreements have fixed lease payments. At the end of 2024, TORM had fixed 82.7% of the debt then outstanding with interest rate swaps and fixed rate leasing debt corresponding to an amount of $1,019.7 million with $498.7 million being hedged at an interest rate of 1.29% plus margin with interest rate swaps with maturity in the period from 2025 to 2030.

As of December 31, 2024, TORM had no short-term loans other than any short-term part of the facilities included in the table entitled below. See “Item 5. Operating and Financial Review and Prospects B. Liquidity and Capital Resources - Our Financing
Agreements” for a description of the repayment schedule. As part of our day-to-day operations, we have accounts payables.
We are of the opinion that our working capital is adequate to meet our present requirements for the next twelve months following the date of this annual report.
The table below gives an overview of our long-term bank loans and finance leases.
Financing Agreements, including long-term and short-term mortgage debt, bank loans and finance leases as of December 31,
2024 of TORM plc.

			Total Outstanding Debt as of December 31, 2024	Undrawn Amount as of December 31, 2024
Facility	Lenders	Maturity per facility	(USD millions)	(USD millions)
DSF Facility 1	DSF	November 1, 2029	123.8	-
DSF Facility 2	DSF	November 1, 2029	92.0	-
DSF Facility 3	DSF	November 1, 2031	29.8	-
KfW Facility	KfW	January 17, 2032 April 21, 2032	31.8	-
Syndicate Facility 1 (herein RCF)	Danske Bank, Nordea, SEB, DNB, ING, ABN AMRO, Crédit Agricole CIB, Société Générale, BNP Paribas	June 30, 2029	160.0	100
Syndicate Facility 2 (herein RCF)	Danske Bank, Nordea, SEB, DNB, ING, ABN AMRO, Société Générale, First Citizen Bank	September 30, 2031	-	149.5
HCOB Facility (herein RCF)	HCOB	March 31, 2029	87.5	74.1
ING Facility	ING	December 31, 2029	51.4	-
BoComm Agreements (Lease)	BoComm	July 15, 2029 August 15, 2029 November 15, 2031 January 15, 2032	135.6	-
Springliner Agreement (Lease)	Various	August 31, 2026	25.0	-
CDBL (Lease)		November 1, 2029 December 1, 2029 December 1, 2031 January 1, 2032	136.5	-
CMBFL (Lease)		April 5 and 12, 2030 May 2, 2030 March 21, 23 and 27, 2031 January 31, 2033 February 21, 2033	159.5	-
Senior unsecured bond			200.0	-
Other credit facilities		2026	1.9
Total debt under the Agreements			1,234.8	323.6
Our Financing Agreements
As of December 31, 2024, we were in compliance with the financial covenants contained in our debt facilities.
Loan agreements
Syndicate Facility ("Syndicate Facility 1")

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
TORM plc is the borrower and TORM A/S and vessel-owning-entities owned directly or indirectly by TORM plc are guarantors under the Syndicate Facility. During 2024 TORM exercised extension option pushing maturity 1 year, pushing the final maturity to June 30,
2029. The Syndicate Facility bears an interest rate of SOFR compounded in arrears plus a margin of 1.85% and is payable in quarterly installments with a balloon at maturity. The Syndicate Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors. The RCF subjects us to a commitment fee on the undrawn amount of 35% of the margin. The lenders have provided funding commitments pro rata between both facilities.
The Syndicate Facility contains the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
The drawdown was made on June 28, 2023.
Syndicate Facility 2 ("Syndicate Facility 2")
On October 8, 2024, we entered into a revolving credit facility agreement of $149.5 million. The Syndicate Facility was entered into with Danske Bank, Nordea, DNB, SEB, ING, ABN AMRO, Société Générale and First Citizen Bank and finance 6 vessels, built from 2012 to 2015, that served as collateral under the facility. TORM plc is the borrower and TORM A/S and vessel-owning-
entities owned directly or indirectly by TORM plc are guarantors under the Syndicate Facility. The Syndicate Facility bears an interest rate of SOFR compounded in arrears plus a margin of 2.00% and is payable in quarterly installments with a balloon at maturity. Final maturity date is September 30 2031. The Syndicate Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors. The RCF subjects us to a commitment fee on the undrawn amount of 35% of the margin. The lenders have provided funding commitments pro rata between both facilities.
The Syndicate Facility 2 contains the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
The facility was undrawn as of the date of this report.
HCOB Facility Agreement
On October 4, 2024, TORM entered into a secured term loan facility with HCOB for $161.5 million to refinance existing agreements and financing additional 2 MR vessels. The facility consists of a term loan facility of $87.5 million and a revolving credit facility of 74.1 million. The "HCOB Facility" financed 13 vessels built from 2007 to 2014, which served as collateral under the agreement. TORM plc is the borrower and TORM A/S and vessel-owning-entities owned directly or indirectly by TORM plc are guarantors under the HCOB Facility. The facility has a tenor of five years with a final maturity date of March 31, 2031, bears an interest rate of SOFR compounded in arrears plus a margin of 2.55% and is payable in quarterly installments with a balloon payment at maturity. The HCOB Facility is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors.
The HCOB Facility contains the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
The drawdown was made on October 23, 2024.
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

On December 11, 2023, we agreed with DSF to amend and extend the above DSF Facilities and change interest reference rate from LIBOR to SOFR in accordance with US reference interest rate reform. The consolidated facility consists of a $140.1 million term facility. This facility finances nine vessels built from 2010 to 2019 and bears interest rate of SOFR compounded in arrears plus a margin of 1.85% per annum and a balloon payment at final maturity, which was extended two year to November 1, 2029. The facility will have a margin of 2.00% from November 1, 2027 ("DSF facility 1").
On December 11, 2023, we obtained commitment for $105 million for four vessels built in 2015 and 2016, which was drawn at the end of February 2024 (the "DSF Facility 2"). DSF Facility 2 bears interest rate of SOFR compounded in arrears plus a margin of
1.80% per annum and have quarterly installments and a balloon payment at final maturity, which is November 1, 2029.
On October 8, 2024, we agreed with DSF ("DSF Facility 3") to finance one MR vessel built in 2015 and bears interest rate of
SOFR compounded in arrears plus a margin of 1.90% per annum  and a balloon payment at final maturity, which is November 1, 2031.
The DSF Facilities contain the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
ING Facility
On December 11, 2023, we entered into a secured term loan facility agreement $57.9 million and financed three vessels, built in 2015, that served as collateral under the facility (the "ING Facility"). The ING Facility refinances vessels previously financed by
DSF. TORM plc is the borrower and TORM A/S and TORM Tanker Corporation vessel-owning-entities owned directly or indirectly by
TORM plc are guarantors under the facilities agreement. The agreement has a tenor of six years with a final maturity date of December
31, 2029. The facility bears an interest rate of SOFR compounded in arrears plus a margin of 1.90% and is payable in quarterly installments with a balloon at maturity. The agreement is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors. ING has a 100% pledge in the issued and outstanding shares of capital stock on the vessel owner TORM Tanker
Corporation.
The ING Facility Agreement contains the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
The drawdown was made on December 28, 2023.
Leasing Agreements
As of December 31, 2024, we had the following financial lease facilities:
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
On December 19, 2019 and May 10, 2021, we entered into financial sale and lease-back agreements with BoComm for $179.8 million. The BoComm agreement included five vessels built in 2015 and in 2018, and newbuildings being delivered in 2021 and in early
2022. TORM A/S is the bareboat charter and BoComm is the owner of vessel. The agreement has a tenor of 8 years and 10 years with final maturity in 2029 and 2031, respectively. The agreement included an interest rate of LIBOR plus a margin of 3.00% and 3.10%, respectively, and a bareboat charter hire payable in monthly installments. TORM A/S holds a purchase option on the vessels. The
BoComm agreement has no financial covenants.
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
Debt capital market Agreements
As of December 31, 2024, we had the following debt capital market facilities:
Senior unsecure bond
On January 24, 2024, TORM issued a USD denominated senior unsecure bond on the Oslo stock exchange for $200 million.
TORM PLC is the issuer. The bond has a fixed interest rate of 8.25%, paid semi-annually and final maturity on January 25, 2029.

TORM has a tap-issue option to issue an additional $50 million under the same documentation and interest rate. The senior unsecure bond is a senior unsecured obligation and rank equally with all of our existing and future senior unsecured and unsubordinated debt, are effectively subordinated to our existing and future secured debt. The bond contains early redemption call options, first exercise is July
2027 with strike price of $103.3 and then bi-annual options with falling strike price down to July 2028 with strike price of $100.5. The senior unsecured bond require us to comply with certain covenants, including financial covenants, restrictions on consolidations and mergers or sales of assets.
The senior unsecure bond contains the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
Cash flow
Consolidated cash flow for the years ended December 31, 2024 and 2023
For the discussion of cash flows for the year ended December 31, 2024 compared to December 31, 2023, reference is made to
“Financial Review 2024 - Liquidity and Cash Flow” on page 30 and to our Consolidated Cash Flow Statement for the Year Ended
December 31, 2024 and 2023 on page 202 of our Annual Report 2024.
For the discussion of cash flows for the year ended December 31, 2023 compared to December 31, 2022, reference is made to
“Item 5. Operating and Financial Review and Prospects” included in our 2023 Annual Report on Form 20-F, filed with the SEC on
March 7, 2024.
There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to TORM plc.
Capital Expenditures of TORM plc
The table below presents our capital expenditures for the years ended December 31, 2024, 2023 and 2022.

Capital Expenditures	2024	2023	2022
(USD million)
Acquisition of vessels and capitalized dry-docking	792.7	476.0	77.2
Prepayments on vessels	111.5	126.6	43.1
Total	904.2	602.6	120.3
Capital expenditures for the years ended December 31, 2024, 2023 and 2022 consisted primarily of investments in vessels and capitalized dry-docking. For the year ended December 31, 2024, TORM’s prepayments on purchased not delivered secondhand vessels amounted to $112 million compared to $127 million and $43 million for the years ended December 31, 2023 and 2022, respectively.
For 2024, TORM plc’s investments related to the acquisition of vessels and capitalized dry-docking amounted to $793 million compared to $476 and $77 million in 2023 and 2022, respectively. TORM invested a total of $ 904 million during 2024 compared to
$603 and $120 million invested during 2023 and 2022, respectively.
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information

Reference is made to “Market Review” on pages 23 - 24 of the Annual Report 2024 and to “Item 3. Key Information—D. Risk
Factors—Risks Related to Our Business and Our Industry”.
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
Reference is made to “Financial Review 2024-Assessment of Impairment of Assets” on page 29, Note 1- “Accounting Policies,
Critical Accounting Estimates and Judgements” on pages 204 - 208 and Note 12-”Impairment Testing” on pages 226 - 228, each in the
Annual Report 2024.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
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
The business address of each of our directors and Senior Management Team is TORM plc, 4th Floor | 120 Cannon Street,
London, EC4N 6AS, United Kingdom.

Name	Age	Position	Date of expiry of current term (for Directors)
Christopher Helmut Boehringer	54	Chairman	2024 Annual General Meeting
David Neil Weinstein	65	Deputy Chairman (appointed by the holder of the B Share)	Serves until removed by the B shareholder
Annette Malm Justad	66	Board Member	2024 Annual General Meeting
Pär Göran Trapp	63	Board Member	2024 Annual General Meeting
Rasmus Johannes Skaun Hoffman	47	Board Observer (Employee Representative) (1)
Christian Gorrissen	60	Board Observer (Employee Representative) (1)	Resigned April 17, 2024
Liv Kjær	40	Board Observer (Employee Representative) (1)	Elected April 17, 2024
Jacob Balslev Meldgaard	56	Executive Director and Chief Executive Officer of TORM A/S
Kim Balle	56	Chief Financial Officer of TORM A/S
Lars Christensen	58	Senior Vice President and Head of Projects of TORM A/S
Jesper Søndergaard Jensen	55	Senior Vice President and Head of Technical Division of TORM A/S
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
Boehringer is Chairman of TORM’s Nomination Committee and Remuneration Committee. Mr. Boehringer is Managing Director and
Head of Europe, Oaktree Capital Management (International) Limited and has held various executive positions within Oaktree since
2006. Mr. Boehringer also serves as a member of the Board of Directors of Utmost Group Limited, Marco Capital Holdings Limited,
Draslovka a.s. and Oaktree Capital Management (International) Limited. Mr. Boehringer holds a Bachelor of Arts in Economics from
Harvard University and a Master of Business Administration from INSEAD.
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
Annette Malm Justad serves and has served as a member of our Board of Directors since April 2020. Ms. Justad is also a member of
TORM's Audit Committee, Nomination Committee, Remuneration Committee and Risk Committee. Ms. Justad is a partner at Recore
Norway AS and serves as Chair of the Board of Directors of Store Norske Spitsbergen Kulkompani AS, AMSC ASA, Småkraft AS and
Feddie Ocean Distillery AS. She is a member of the Board of Directors of Awilco LNG ASA, and PowerCell Sweden AB. Ms. Justad
has more than 25 years of executive experience from the shipping industry, including Chief Executive Officer of the Oslo listed Eitzen
Maritime Services ASA from 2006-2010. Ms. Justad holds a Master of technology management from the Norwegian University of
Science and Technology/Massachusetts Institute of Technology/Norwegian School of Economics and a Master of Chemical
Engineering from the Norwegian University of Science and Technology.
Pär Göran Trapp serves and has served as a member of our Board of Directors since August 2015. In addition, Mr. Trapp is Chairman of TORM’s Audit Committee and Risk Committee. Mr. Trapp was with Morgan Stanley from 1992 to 2013 where he started as crude oil trader, then became Head of Oil Products Trading Europe & Asia, Global Head of Oil Trading and Head of Commodities EMEA.
Prior to joining Morgan Stanley, Göran Trapp was a crude oil trader at Statoil. Göran Trapp is a cofounder of energy advisory boutique
Energex Partners and Chairman of Energex Partners Ltd. Mr. Trapp holds a Master of Science in Economics and Business
Administration from the Stockholm School of Economics.

Rasmus Johannes Skaun Hoffmann is and has been a Board Observer since April 2016 and before that time served as a member of our Board of Directors since April 2011. Mr. Hoffmann has been employed with us since 2003 and serves as a chief engineer. Mr.
Hoffmann also serves on the Board of Directors of TORM A/S has served as member of the board in the TORM Foundation since 2013.
Liv Kjær has been a Board Observer since April 17, 2024. Liv Kjær has been employed with TORM since 2014 and serves as
Head of Agency & Process Excellence having previously been employed as Regional Team Leader of Operations Denmark. Ms. Kjær
holds an Executive MBA in Shipping and Logistics.
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
Kim Balle serves and has served as the Chief Financial Officer of TORM A/S since December 2019. Prior to joining TORM, Mr. Balle served as Group Chief Financial Officer of CASA A/S since 2017, executive positions in DLG a.m.b.a. from 2014 to 2017 including
Group Chief Financial Officer, executive positions in Danske Bank from 2012 to 2014 including Head of Corporate & Institutional
Banking  and Head of Domestic Clients.  Mr. Balle is Chairman of TORM A/S and the TORM Foundation and currently serves and has served as a member of the Board of Directors since 2017 for Nordea Invest and Lind Capital. In 2021, Mr. Balle became a member of the Board of Directors and the Chairman of the Audit Committee of Liewood A/S and in 2023 he became a member of the Board of
Directors and the Chairman of the Audit Committee in Rosendahl Design Group A/S. He holds a Bachelor of Science in Financing and
Credit and a Master of Business Administration from the Copenhagen Business School and executive educations from Harvard
Business School, INSEAD, University of Oxford and Copenhagen Business School.
Lars Christensen serves and has served as the Senior Vice President and Head of Projects of TORM A/S since May 2011. Prior to joining TORM, Mr. Christensen served as Managing Director of Navitaship, Vice President of Maersk Broker, Manager at Maersk K.K
and Shipbroker at EA Gibson Shipbrokers. Mr. Christensen holds a Certificate in international trade from the Copenhagen Business
School, a Master of Business Administration from IMD and attended the Executive Management Program at Columbia Business
School. Mr. Christensen is a member of the Board of Directors of TORM Singapore, chairman of the Luise Andresen Foundation and
Lindcom A/S. He is also a member of the board of Andresen Invest A/S, member of the board of Ferrum A/S, Ferrum Holding A/S and
Speditør Andresens Mindefond.
Jesper Søndergaard Jensen serves and has served as the Senior Vice President and Head of Technical Division of TORM A/S since
September 2014. Prior to joining TORM, Mr. Jensen served as Senior Vice President and Technical Manager at Clipper Group and
Fleet Group Manager, Manager and Chief Engineer at Maersk Group. Mr. Jensen holds a Bachelor of Technology Management in
Marine Engineering from the Maritime and Polytechnic College in Denmark and an Executive Master of Business Administration from
Henley Business School and Advanced Management Program at Harvard Business School. Mr. Jensen is Chairman of the Board of ME
Production Denmark and China, and is a Director of the Clean Shipping Alliance and PJ Circular Engineering.
B. Compensation
At the general meeting held on April 11, 2024, our shareholders reapproved the remuneration policy, with effect from the date of the meeting, which includes overall guidelines for incentive pay for the Board of Directors and our Senior Management Team
(defined below). During 2024, the Committee wished to undertake a further review of the Remuneration Policy that was approved by the shareholders at the annual general meeting. The Committee reviewed the policy and, in particular, the section related to fees paid to our Non-Executive Directors and the Chief Executive Officer and concluded that no changes to the Company’s Remuneration Policy were necessary. The Company is required, under the United Kingdom Companies Act 2006, to prepare a Remuneration Report for each financial year.

For information about compensation to our non-executive directors, reference is made to page 191 of the “Remuneration
Committee Report” in the Annual Report 2024.
Executive Management Compensation
Our Senior Management Team, which is comprised of Jacob Meldgaard, our Executive Director and principal executive officer of TORM plc, the Chief Executive Officer of TORM A/S, Kim Balle, our principal financial officer and the Chief Financial Officer of
TORM A/S, Jesper Jensen, the Head of the Technical Division of TORM A/S and Lars Christensen, the Head of Projects of TORM A/
S, receive compensation consisting of a fixed base salary, cash-based bonus incentives paid out in 2024 under our performance bonus program, discussed below, and customary executive fringe benefits. We have not granted loans, issued guarantees or undertaken similar obligations to or on behalf of members of our Senior Management Team.
In 2024, the aggregate compensation paid by the Group to Jacob Meldgaard for his role as Executive Director and principal executive officer of TORM plc and as the Chief Executive Officer of TORM A/S amounted to $2,451,571, which includes the fee payable to Mr. Meldgaard for his service on the Board of Directors. We have not allocated funds to provide pension, retirement or similar benefits to Mr. Meldgaard.
In 2024, the aggregate compensation paid by the Group to the other members of our Senior Management Team (excluding Mr.
Meldgaard) was $2,145,162, which includes an aggregate of $140,483 allocated for pensions for these individuals.
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
For information on RSUs granted to Mr. Meldgaard pursuant to the LTIP, reference is made to the “Remuneration Committee
Report -Long-Term Incentive Program-Restricted Share Units Granted” on page 179 of the Annual Report 2024.
During 2024, the members of our Senior Management Team other than Mr. Meldgaard were granted an aggregate of 382,800
RSUs as part of each executive’s annual grant. Each RSU entitles the other members of our Senior Management Team to acquire one
Class A common share, subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date. The
RSUs were issued with an original exercise price of DKK 258.40 per Class A common share for a period of twelve months after the vesting date. The exercise price on the RSUs may be adjusted by the Board of Directors to reflect dividend payments made to shareholders. Assuming 100% vesting and based on the Black-Scholes model, the aggregate RSU grant in 2024 to the other members of our Senior Management Team would be approximately $2,862,822. In addition, the members of our Senior Management Team were granted a total of 8,721 RSUs following exercise of RSUs granted in 2021 and 2022 to reflect the payment of dividends since the grant date.  The exercise price for each RSU was USD 0.01.
Performance Bonus Program 2024
For information on the cash performance bonus received by Mr. Meldgaard for the financial year 2024, reference is made to
“Remuneration Committee Report -Performance Bonus 2024” on page 178 of the Annual Report 2024.
During the financial year 2024, the members of our Senior Management Team other than Mr. Meldgaard received cash performance bonuses in an aggregate amount of $502,145 which is directly linked to the fulfillment of specific performance metrics, which include developments in the price of our shares and our cost base (up to 50% of the base salary of each executive).
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
For a description and terms of reference of the committees of our Board of Directors, reference is made to “TORM's
Governance Structure” on page 159 and the individual reports of our Audit Committee, Risk Committee, Nomination Committee and
Remuneration Committee on pages 164 - 184 of our Annual Report 2024.
Board Committees
Audit Committee
We have established an Audit Committee, comprised of three independent non-executive directors. The Audit Committee is comprised of Mr. Trapp (Chairman), Ms. Justad and Mr. Weinstein. Our Audit Committee assists the Board of Directors in fulfilling its responsibilities relating to the oversight of the quality and integrity of the accounting, auditing, and financial and ESG reporting of
TORM. Mr. Trapp is our “Audit Committee financial expert” and is “independent” in accordance with SEC rules.
Remuneration Committee
We have established a Remuneration Committee, comprised of three members, Mr.  Boehringer (Chairman), Ms. Justad and
Mr. Weinstein. Our Remuneration Committee assists the Board of Directors in reviewing Management’s performance, development, and remuneration as well as TORM’s general remuneration policies. The Remuneration Committee is responsible for setting the compensation of executive officers of the Company, reviewing the Company’s incentive and equity-based compensation plans, and reviewing and approving employment and severance agreements.
Nomination Committee
We have established a Nomination Committee comprised of three members, Mr. Boehringer (Chairman), Ms. Justad, and Mr.
Weinstein. Our Nomination Committee reviews the structure, size, and composition (including skills, knowledge, experience, and diversity) of the Board of Directors and makes recommendations to the Board of Directors regarding any changes. The Nomination
Committee also considers succession planning for Directors, the Chief Executive Officer, and others.
Risk Committee
We have established a Risk Committee, comprised of three members:  Mr. Trapp (Chairman), Ms. Justad and Mr. Weinstein.
Our Risk Committee assists the Board of Directors in fulfilling its responsibilities relating to the oversight of the quality and effectiveness of the company-wide risk management program including strategic, operational, compliance, HSSE-related, financial, credit, market, reputational and other risk.
For more information, please see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior
Management”.
Employment Agreements
Mr. Jacob Meldgaard
We may dismiss Mr. Meldgaard with twelve months’ notice to the end of a month, and Mr. Meldgaard may terminate his contract with six months’ notice to the end of a month. Mr. Meldgaard is not entitled to other kinds of remuneration resulting from a retirement from the Company other than performance bonuses earned, if any.

Mr. Meldgaard is subject to global non-competition and non-solicitation clauses for a period of twelve months. For the effective period of these clauses, Mr. Meldgaard is entitled to a monthly compensation compared to 100% of his base salary. The non-
competition clause may be terminated with one month’s notice. However, whether one or both of the non-competition and non-
solicitation clauses are effective, the compensation only becomes payable once.
In case of a change of control, as further defined in Mr. Meldgaard’s service agreement, Mr. Meldgaard may, within three months from the date of the change, terminate his employment with six months’ notice, in which case certain non-competition and non-
solicitation clauses will be shortened.
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

D. Employees
As of December 31, 2024, we employed approximately 479 people in our offices in Denmark, India, the Philippines,
Singapore, United Kingdom and the United States, excluding seafarers, who work on our vessels.
E. Share Ownership
The table below shows, in relation to each of our directors and members of our Senior Management Team, the total number of shares owned and the total number of Restricted Share Units, or RSUs, held as of 6 March, 2025. The RSUs granted to our Executive
Director, Jacob Meldgaard, were received for his role as Chief Executive Officer of TORM A/S. For any arrangements that involve employees in the capital of the Company, please refer to “Item 10. Additional Information A.- Restricted Share Units” and for
Restricted Share Units granted to the Chief Executive Officer, please refer to Note 5 of this annual report on Form 20-F.

Directors and Executive officers	Class A common shares held	Unvested RSUs	Vested RSUs
Christopher H. Boehringer	21,204	-	-
David Weinstein	5,000	-	-
Göran Trapp	0	-	-
Annette Malm Justad	2,700	-	-
Jacob Meldgaard	0	810,401	260,763
All other executive officers in the aggregate	*	1,148,400	391,521
*Our remaining executive officers individually each own less than 1% of our outstanding shares.
F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED
COMPENSATION.
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth the beneficial ownership of our Class A common shares, par value $0.01 per share, as of the date of this annual report, by beneficial owners of 5% or more of the common shares. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share held (excluding the B share and the C share).

	Class A Common Shares
	Beneficially Owned
Name	Number	Percentage(1)
Njord Luxco(2)(3)	40,581,120	41.49%
(1)Calculated based on 97,814,051 Class A common shares outstanding as of December 31, 2024.
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
(3)Njord Luxco is the holder of the sole outstanding Class C share. The Class C share has 350,000,000 votes at the general meeting in respect of specified matters, including election of members to our Board of Directors (other than the Deputy
Chairman) and certain amendments to the Articles of Association. See “Item 10. Additional Information—A. Share Capital —
Our Shares—Class C Share”.
As of December 31, 2024, Njord Luxco beneficially owned 40,581,120 Class A common shares, or 41.49% (2023: 51,006,538
Class A common shares, 59.15%; 2022: 53,812,988 Class A common shares, 65.77%).
As of December 31, 2024, we had 4,456,575 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one
Class A common share.
As of 06 March 2025, we had 4,456,575 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one
Class A common share.
The sole outstanding B share is held by a trustee on behalf of non-Oaktree shareholders to provide certain minority protections.
The Class B Share has one vote at the general meeting and the right to elect the Deputy Chairman of our Board of Directors and one
Board Observer. As per the date of this report, there is no Class B Share Board observer. See “Item 10. Additional Information—A.
Share Capital —Our Shares—Class B Share”.
As of December 31, 2024, our sole shareholder of record located in the United States was Cede & Co., a nominee of The
Depository Trust Company, which held 30,944,636 Class A common shares, representing 31.64% of our issued and outstanding Class
A common shares on that date.
As of 06 March 2025, our sole shareholder of record located in the United States was Cede & Co., a nominee of The
Depository Trust Company, which held 62,923,215 Class A common shares, representing 64% of our issued and outstanding Class A common shares on that date.
No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, known by the Company, the operation of which may at a subsequent date result in a change in control of the Company.
B. Related Party Transactions
Remuneration of our directors and Senior Management Team is disclosed in “Item 6. Directors, Senior Management and
Employees-B. Compensation”.
Mr. Boehringer is a partner and a managing director of Oaktree Capital Management (International) Limited. Oaktree affiliates manage (indirectly) the Company’s controlling shareholder, Njord Luxco. Oaktree has interests in numerous businesses, including businesses which may compete directly or indirectly with the Group. Mr. Boehringer may from time to time be involved in influencing the business or strategy of such businesses.
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
C. Interest of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A.Consolidated Statements and other Financial Information
Please see the section of this annual report on Form 20-F entitled “Item 18. Financial Statements”.
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
In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargoes, and not being able to honor those obligations. The cases involved irregular activities by the customer. Legal action was initiated by TORM in the UK and in India against the customer and related individuals. During 2022, TORM settled one claim and reassessed its provisions for the remaining part of the case complex, which led to the reversal of provisions amounting to USD 6.3m. As expected at the end of 2023, the remaining part of the case complex was resolved in arbitration during the first quarter of 2024 with an award in favor of TORM.
TORM is involved in some other legal proceedings and disputes. It is Senior Management Team’s opinion that the outcome of these proceedings and disputes should not have any material impact on TORM’s financial position, results of operations and cash flows.
Distribution Policy
Reference is made to “Investor Information-Distribution Policy” on page 186 of our Annual Report 2024.
On April 11, 2024, the Board of Directors approved a dividend of $1.36 per share, with a total dividend payment of approximately $126.8 million in line with our distribution policy. The dividend payment was made on April 24, 2024, to shareholders of record as of April 16, 2024, with the ex-dividend date on April 15, 2024. The dividend payment has not been recognized as a liability and there are no tax consequences.
On May 8, 2024, the Board of Directors approved a dividend of $1.50 per share, with a total dividend payment of approximately $140.9 million in line with our distribution policy. The dividend payment was made on June 4, 2024, to shareholders of record as of May 22, 2024, with the ex-dividend date on May 21, 2024. The dividend payment has not been recognized as a liability and there are no tax consequences.
On August 15, 2024, the Board of Directors approved a dividend of $1.80 per share, with a total dividend payment of approximately $169.9 million in line with our distribution policy. The dividend payment was made on September 11, 2024, to shareholders of record as of August 29, 2024, with the ex-dividend date on August 28, 2024 for the shares listed on Nasdaq OMX
Copenhagen and August 29, 2024 for the shares listed on Nasdaq New York. The dividend payment has not been recognized as a liability and there are no tax consequences.
On November 7, 2024, the Board of Directors approved a dividend of $1.20 per share, with a total dividend payment of approximately $116.2 million in line with our distribution policy. The dividend payment was made on December 4, 2024, to shareholders of record as of November 21, 2024, with the ex-dividend date on November 20, 2024 for shares listed on Nasdaq OMX
Copenhagen and November 21, 2024 for the shares listed on Nasdaq New York. The dividend payment has not been recognized as a
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
B. Significant Changes
For significant events that occurred after the date of the annual financial statements, reference is made to ‘Note 2 – Liquidity,
Capital Resources and Subsequent Events’, pages 209 - 210 in our Annual Report 2024. For description of important events and achievements during 2024, reference is made to "2024 Highlights", pages 3 - 7 in our Annual Report 2024.
ITEM 9. THE OFFER AND LISTING
Our Class A common shares currently trade on Nasdaq Copenhagen A/S under the symbol “TRMD A” and on Nasdaq New
York under the symbol “TRMD”. The B share and C share are not listed for trading on any exchange. See “Item 10. Additional
Information”.

ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Issued and Authorized Capitalization
As of December 31, 2024, and the date of this annual report, our share capital consisted of 97,814,051 Class A common shares, par value $0.01 per share, one Class B share, par value $0.01 per share, and one Class C share, par value $0.01 per share. As of
December 31, 2024 and the date of this annual report, we have 493,371 treasury shares.
We plan to solicit the approval of our shareholders and apply for a court order from the Companies Court in England and
Wales to effect the cancellation of 493,371 treasury shares that we purchased in share buybacks on Nasdaq Copenhagen A/S in 2016 and 2020. The cancellation of these treasury shares is intended to rectify the fact that these repurchases were not made in accordance with the UK Companies Act, which distinguishes between buybacks effected through “market purchases” and “off-market purchases.”
We effected these buybacks under “market purchase” resolutions; however, for purposes of the UK Companies Act, Nasdaq
Copenhagen A/S is an overseas exchange, making it ineligible for buybacks conducted under the “market purchase” provisions. The cancellation of the affected treasury shares will not affect the rights attached to, or result in any other change to, any of our other shares (or their nominal value).
At the Company’s 2016 Annual General Meeting of Shareholders, the Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expired on March 14, 2021. The Board of Directors sought renewal of this existing authority at the 2020 Annual General Meeting of
Shareholders and this resolution was approved and will apply until the close of business on April 14, 2025. The Board of Directors sought renewal of this existing authority at the 2024 Annual General Meeting of Shareholders and this resolution was approved and will apply until the close of business on April 10, 2029.  For a description of the share authorities granted to our Board of Directors, reference is made to “Director’s Report—Share Capital” on page 192 of our Annual Report 2024.
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
Class C share. The one outstanding Class C share, par value $0.01, is held by Njord Luxco. The holder of the Class C share has 350,000,000 votes at our general meetings on specified matters, described below. Based on Njord Luxco’s share ownership as of the date of this annual report of 40,581,120 Class A common shares and the C share, Njord Luxco has 390,581,120 votes.
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

The Class C share has no pre-emption rights in relation to any issue of new shares of other classes and effectively carries no right to receive dividends, liquidation proceeds or other distributions from us. The Class C share may not be transferred or pledged, except to an affiliate of Njord Luxco or pursuant to redemption by us. The Class C will be automatically redeemed when Njord Luxco and its affiliates cease to beneficially own at least one third of our issued Class A common shares. The voting rights attached to the
Class C share have the practical effect of allowing Njord Luxco to control the Board of Directors of TORM plc and to make amendments to the Articles of Association proposed by the Board of Directors, other than amendments to the minority protections. Even when Njord Luxco holds only a third of the issued Class A common shares, the votes cast by Njord Luxco would represent approximately 85% of the votes that may be cast on resolutions on which the Class C share may vote.
The reserved matters set forth in our Articles of Association require either the approval of a majority of our Board including our Chairman and Deputy Chairman or the approval of a resolution approved by at least 70% or 86% of the votes capable of being cast.
Please see “Item. 10. Additional Information— B. Memorandum and Articles of Association”.
Our Share History
As of December 31, 2022, TORM’s total share capital was $823,113.01 consisting of 82,311,299 Class A common shares, one Class B share and one Class C share, each with a par value of $0.01 per share.
As of December 31, 2023, TORM’s total share capital was $862,256.86 consisting of 86,225,684 Class A common shares, one Class B share and one Class C share, each with a par value of $0.01 per share.
As of December 31, 2024, TORM’s total share capital was $978,140.53 consisting of 97,814,051 Class A common shares, one Class B share and one Class C share, each with a par value of $0.01 per share.
Reconciliation of the Number of Class A Common Shares Outstanding as of the Date of this Annual Report

Shares outstanding at December 31, 2022	82,311,299
Number of Class A common shares issued in connection with exercise of RSUs	1,137,569
Number of Class A common shares issued in connection with acquisition of vessels	2,776,816
Shares outstanding at December 31, 2023	86,225,684
Number of Class A common shares issued in connection with exercise of RSUs	1,345,438
Number of Class A common shares issued in connection with acquisition of vessels	10,242,929
Shares outstanding at December 31, 2024	97,814,051
Number of Class A common shares issued in connection with exercise of RSUs	0
Number of Class A common shares issued in connection with acquisition of vessels	0
Shares outstanding as of March 6, 2025	97,814,051
Share Capital Increases
              On January 5, 2024, we increased our share capital by 1,313,482 Class A common shares (corresponding to a nominal value of $13,134.82) as a result of the increase in 660,714 Class A common shares (corresponding to a nominal value of $6,607.14) as a result of the delivery of the third of four eco MR product tanker vessels (TORM Denise) acquired in the fourth quarter of 2023 and the increase in 652,768 Class A common shares (corresponding to a nominal value of $6,527.68) as a result of the first of eight eco LR2 product tanker vessels (TORM Gwendolyn) acquired in the fourth quarter of 2023. After the capital increase, our share capital amounted to $875,391.68 divided into 87,539,166 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On January 11, 2024, we increased our share capital by 1,284,791 Class A common shares (corresponding to a nominal value of $12,847.91) as a result of the increase in 660,714 Class A common shares (corresponding to a nominal value of $6,607.14) as a result of the delivery of the final of four eco MR product tanker vessels (TORM Danica) acquired in the fourth quarter of 2023 and the increase in 624,077 Class A common shares (corresponding to a nominal value of $6,240.77) as a result of the second of eight eco
LR2 product tanker vessels (TORM Gabriella) acquired in the fourth quarter of 2023. After the capital increase, our share capital amounted to $888,239.59 divided into 88,823,957 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On January 16, 2024, we increased our share capital by 638,013 Class A common shares (corresponding to a nominal value of $6,380.13) as a result of the increase in 616,746 Class A common shares (corresponding to a nominal value of $6,167.46) as a result of the delivery of the third of eight eco LR2 product tanker vessels (TORM Gwyneth) acquired in the fourth quarter of 2023 and as a result of the increase in 21,267 Class A common shares (corresponding to a nominal value of $212.67) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $894,619.72 divided into 89,461,970
Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On January 24, 2024, we increased our share capital by 1,237,266 Class A common shares (corresponding to a nominal value of $12,372.66) as a result of the increase in 1,223,088 Class A common shares (corresponding to a nominal value of $12,230.88) as a result of the delivery of the fourth and fifth of eight eco LR2 product tanker vessels (TORM Ganga and TORM Gitte) acquired in the fourth quarter of 2023 and as a result of the increase in 14,178 Class A common shares (corresponding to a nominal value of $141.78)
as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $906,992.38 divided into 90,699,236 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On January 30, 2024, we increased our share capital by 23,198 Class A common shares (corresponding to a nominal value of
$231.98) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$907,224.36 divided into 90,722,434 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.
On February 8, 2024, we increased our share capital by 6,905 Class A common shares (corresponding to a nominal value of
$69.05) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$907,293.41 divided into 90,729,339 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.
On March 12, 2024, we increased our share capital by 620,473 Class A common shares (corresponding to a nominal value of
$6,204.73) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$913,498.14 divided into 91,349,812 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.
On March 19, 2024, we increased our share capital by 744,668 Class A common shares (corresponding to a nominal value of
$7,446.68) as a result of the increase in 698,590 Class A common shares (corresponding to a nominal value of $6,985.90) as a result of the delivery of sixth of the eight LR 2 vessel (TORM Gemma) acquired in the fourth quarter of 2023 and as a result of the increase in 46,078 Class A common shares (corresponding to a nominal value of $460.78) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $920,944.82 divided into 92,094,480 Class A common shares of
$0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On March 22, 2024, we increased our share capital by 570,006 Class A common shares (corresponding to a nominal value of
$5,700.06) as a result of the delivery of the seventh of the eight LR2 vessels (TORM Gloria). After the capital increase, our share capital amounted to $926,644.88 divided into 92,664,486 Class A common shares of $0.01 each, one Class B share of $0.01 and one
Class C share of $0.01.
On March 26, 2024, we increased our share capital by 71,152 Class A common shares (corresponding to a nominal value of
$711.52) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$927,356.40 divided into 92,735,638 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.
On April 4, 2024, we increased our share capital by 725,483 Class A common shares (corresponding to a nominal value of
$7,254.83) as a result of increase in 679,102 shares (corresponding to a nominal value of $6,791.02) from the delivery of the eighth
LR2 vessel  (TORM Grace) and the increase in 46,381 Class A common shares (corresponding to a nominal value of $463.81) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $934,611.23 divided into 93,461,121 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On April 9, 2024, we increased our share capital by 255,200 Class A common shares (corresponding to a nominal value of
$2,552.00) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$937,163.23 divided into 93,716,321 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.

On April 26, 2024, we increased our share capital by 683,009 Class A common shares (corresponding to a nominal value of
$6,830.09) as a result of the delivery of the LR2 vessel acquired in March 2024 (TORM Genesis). After the capital increase, our share capital amounted to $943,993.32 divided into 94,399,330 Class A common shares of $0.01 each, one Class B share of $0.01 and one
Class C share of $0.01.
On May 15, 2024, we increased our share capital by 48,985 Class A common shares (corresponding to a nominal value of
$489.85) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$944,483.17 divided into 94,448,315 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.
On May 23, 2024, we increased our share capital by 36,399 Class A common shares (corresponding to a nominal value of
$363.99) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$944,847.16 divided into 94,484,714 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.
On May 29, 2024, we increased our share capital by 3,589 Class A common shares (corresponding to a nominal value of
$35.89) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$944,883.05 divided into 94,488,303 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.
On June 13, 2024, we increased our share capital by 26,938 Class A common shares (corresponding to a nominal value of
$269.38) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$945,152.43 divided into 94,515,241 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.
On July 30, 2024, we increased our share capital by 335,285 Class A common shares (corresponding to a nominal value of
$3,352.85) as a result of the delivery of the first MR vessel acquired in July 2024 (TORM Diwata). After the capital increase, our share capital amounted to $948,505.28 divided into 94,850,526 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On August 23, 2024, we increased our share capital by 59,300 Class A common shares (corresponding to a nominal value of
$593.00) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$949,098.28 divided into 94,909,826 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.
On September 3, 2024, we increased our share capital by 364,874 Class A common shares (corresponding to a nominal value of $3,648.74) as a result of the increase in 352,152 Class A common shares (corresponding to a nominal value of $3,521.52) as a result of the delivery of the second MR vessel acquired in July 2024 (TORM Durga) and the increase in 12,722 Class A common shares (corresponding to a nominal value of $127.22) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $952,747.02 divided into 95,274,700 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On September 12, 2024, we increased our share capital by 352,152 Class A common shares (corresponding to a nominal value of $3,521.52) as a result of the delivery of the third MR vessel acquired in July 2024 (TORM Damini). After the capital increase, our share capital amounted to $956,268.54 divided into 95,626,852 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On September 25, 2024, we increased our share capital by 27,483 Class A common shares (corresponding to a nominal value of $274.83) as a result the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$956,543.37 divided into 95,654,335 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.
On October 9, 2024, we increased our share capital by 352,152 Class A common shares (corresponding to a nominal value of
$3,521.52) as a result of the delivery of the fourth MR vessel acquired in July 2024 (TORM Dulce). After the capital increase, our share capital amounted to $960,064.89 divided into 96,006,487 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On October 28, 2024, we increased our share capital by 421,247 Class A common shares (corresponding to a nominal value of $4,212.47) as a result of the increase in 414,158 Class A common shares (corresponding to a nominal value of $4,141.58) as a result of the delivery of the fifth MR vessel acquired in July 2024 (TORM Doris) and the increase in 7,089 Class A common shares
(corresponding to a nominal value of $70.89) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $964,277.36 divided into 96,427,734 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On November 4, 2024, we increased our share capital by 417,026 Class A common shares (corresponding to a nominal value of $4,170.26) as a result of the delivery of the sixth MR vessel acquired in July 2024 (TORM Dagny). After the capital increase, our share capital amounted to $968,447.62 divided into 96,844,760 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On November 27, 2024, we increased our share capital by 961,823 Class A common shares (corresponding to a nominal value of $9,618.23) as a result of the increase in 951,190 Class A common shares (corresponding to a nominal value of $9,511.90) as a result of the deliveries of the seventh and eighth MR vessels acquired in July 2024 (TORM Daphne and TORM Deborah) and the increase in 10,633 Class A common shares (corresponding to a nominal value of $106.33) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $978,065.85 divided into 97,806,583 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On December 18, 2024, we increased our share capital by 7,468 Class A common shares (corresponding to a nominal value of $74.68) as a result the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$978,140.53 divided into 97,814,051 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.
Cancellation of Treasury Shares
We plan to solicit the approval of our shareholders and apply for a court order from the Companies Court in England and
Wales to effect the cancellation of 493,371 treasury shares that we purchased in share buybacks on Nasdaq Copenhagen A/S in 2016 and 2020. The cancellation of these treasury shares is intended to rectify the fact that these repurchases were not made in accordance with the UK Companies Act, which distinguishes between buybacks effected through “market purchases” and “off-market purchases.”
We effected these buybacks under “market purchase” resolutions; however, for purposes of the UK Companies Act, Nasdaq
Copenhagen A/S is an overseas exchange, making it ineligible for buybacks conducted under the “market purchase” provisions. The cancellation of the affected treasury shares will not affect the rights attached to, or result in any other change to, any of our other shares (or their nominal value).
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
In 2023, the Board agreed to grant a total of 1,248,153 to other members of the Senior Management Team (the “2023
RSUs”). The 2023 RSUs were issued on the same vesting terms as the 2018, 2019, 2020, 2021 and 2022 RSUs and had an exercise price of DKK 220.6 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-
calendar day period before March 16, 2023, the date of publication of the Annual Report 2022, plus a premium of 15%. The exercise period for vested RSUs will be 360 days.
Also in 2023, the Board agreed to grant a total of 1,333,222 to other members of the Senior Management Team (the “2023
Retention RSUs”). The 2023 Retention RSUs will vest on March 1, 2026 and had an exercise price of $0.01 at the time of allocation.

In 2024, the Board agreed to grant a total of 1,214,986 to other members of the Senior Management Team (the “2024
RSUs”). The 2024 RSUs were issued on the same vesting terms as the 2018, 2019, 2020, 2021,2022 and 2023 RSUs and had an
exercise price of DKK 258.4 at time of allocation, corresponding to the average of 90 calendar days preceding the publication of
TORM plc’s 2023 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.
Also in 2024, the Board agreed to grant a total of 16,430, 11,146 and 3,120 RSUs to other members of the Senior
Management Team (the “2021 Additional RSUs”, "2022 Additional RSUs" and "2023 Additional RSUs", respectively). The 2021
Additional RSUs will vest on issue and had an exercise price of $0.01 at the time of allocation.
As of December 31, 2024, 4,456,575 RSUs outstanding.
Additionally, 660,122 of the 2018 RSUs, 695,478 of the 2019 RSUs, 638,039 of the 2020 RSUs, 1,231,064 of the 2021
RSUs, 871,919 of the 2022 RSUs, 467,577 of the 2023 RSUs, 7,089 of the 2023 Retention RSUs, 20,021 of the 2021 Additional
RSUs, 13,118 of the 2022 Additional RSUs, and 3,120 of the 2023 Additional RSUs, have been exercised.
Based on the Black-Scholes model, the theoretical market value of the RSU allocations in 2018, 2019, 2020, 2021, 2022,
2023, and 2024, around the time of issuance, was calculated at $2.3 million, $1.5 million, $1.3 million, $3.0 million, $2.7 million,
$64.4 million, and $10.0, respectively. See “Item 6. Directors, Senior Management and Employees-B. Compensation” and “-E. Share
Ownership”.
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

E. Taxation
U.S. Federal Income Tax Considerations
The following are the material U.S. federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership and disposition of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares relevant to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the U.S. dollar, investors that are or own our common shares through partnerships or other pass-through entities, investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, persons that will hold the common shares as part of a hedging transaction, “straddle” or “conversion transaction,” persons who are deemed to sell the common shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is included on an “applicable financial statement,” persons subject to the “base erosion and anti-
avoidance” tax and persons who are liable for an alternative minimum tax, may be subject to special rules. The following discussion of
United States federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the
Treasury, or the Treasury Regulations, all as in effect or in existence on the date of this annual report, and all of which are subject to change, possibly with retroactive effect. This discussion does not address any aspect of state, local or any U.S. federal tax considerations other than income taxation, such as estate or gift taxation or unearned income Medicare contribution taxation. This discussion deals only with holders who hold the common shares as a capital asset. The discussion below is based, in part, on the description of our business as described in this annual report and assumes that we conduct our business as described in this annual report. Unless otherwise noted, references in the following discussion to the “Company,” “we,” “our,” and “us” are to TORM plc and its subsidiaries on a consolidated basis.
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
Pursuant to this regime, TORM’s vessel-owning corporation in the U.S. will be subject to U.S. tax based predominantly upon the net tonnage of the vessels rather than income generated from operating the vessels (i.e., operating income). Based upon the net tonnage of our current U.S. vessels and the applicable rate of taxation, our U.S. subsidiary is expected to be liable for approximately
$13,000 of U.S. tonnage tax for the year ended December 31, 2024.
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
If we were to be treated as a PFIC for any taxable year, a U.S. Holder would also be subject to special U.S. federal income tax rules in respect of such U.S. Holder’s indirect interest in any of our subsidiaries that are also treated as PFICs. Such a U.S. Holder would be permitted to make a QEF election in respect of any such subsidiary, as long as we timely provide the information necessary for such election, which we currently intend to do in such circumstances, but such a U.S. Holder would not be permitted to make a mark-to-
market election in respect of such U.S. Holder’s indirect interest in any such subsidiary. In addition, if we were to be treated as a PFIC for any taxable year, and a U.S. Holder actually or constructively own common shares that exceed certain thresholds, a U.S. Holder would be required to file a Form 8621 with its U.S. federal income tax return for that year with respect to such Holder’s common shares.
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
U.S. Federal Income Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder”, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder with respect to its commons shares. No portion of such inclusions of ordinary earnings will be entitled to the preferential U.S. federal income tax rates applicable to certain dividends discussed above. Net capital gain inclusions of certain non-
corporate U.S. holders may be eligible for preferential capital gains rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder can generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any taxable year that our company is a PFIC by filing an
IRS Form 8621 with his U.S. federal income tax return. If we became aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder who is treated as constructively owning shares in any of our subsidiaries which are treated as PFICs would be required to make a separate QEF election with respect to each such subsidiary when we are a PFIC.
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
These adverse U.S. federal income tax consequences would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-
Electing Holder who is an individual dies while owning our common shares, such Holder’s successor would generally not receive a step-up in tax basis with respect to such common shares.
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
The summary does not purport to constitute exhaustive tax or legal advice. It is specifically to be noted that the summary does not address all possible tax consequences relating to an investment in the shares of TORM plc. The summary is based solely upon the tax laws of Denmark in effect on the date of this annual report. Danish tax laws may be subject to changes, which could change the future taxation.
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
Sale of Class A common shares by TORM plc
Shareholders not resident in Denmark will normally not be subject to Danish tax on gains realized on the sale of shares, irrespective of the ownership period and equity interest. However, Danish anti-avoidance rules should be observed as these rules may, if certain conditions are met, result in a requalification of tax-exempt capital gains into dividends, which could trigger Danish withholding taxes. These rules could apply in a number of situations, such as in connection with a related party sale of shares against cash and in unrelated third-party transactions in connection with the transfer of shares to a new holding company (controlled by a third party)
against shares and cash. For example, this could be the case, if dividends from TORM A/S cannot be received tax exempt by TORM plc. The rules should only apply to intra-group transactions as well as situations where TORM plc or a group-related company receives an ownership share in the group acquiring the shares in TORM A/S.
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
Dividends paid on shares in a Danish company are as a starting point exempt from Danish withholding tax when the foreign receiving company owns at least 10% of the Danish distributing company, the foreign receiving company is tax resident in a state which has a tax treaty with Denmark, or is covered by the Parent-Subsidiary Directive and the Danish taxation should be reduced or eliminated in accordance with a tax treaty or the Parent-Subsidiary Directive between Denmark and the state in which the receiving company is domiciled.
When considering whether a tax treaty or the Parent-Subsidiary Directive can be applied (thereby enabling exemption from
Danish withholding taxes on dividend distributions), the Danish tax authorities do consider a number of other criteria, including whether the foreign receiving company is the beneficial owner, and whether the structure can be challenged based on general anti-avoidance rules introduced in 2015, as subsequently amended.
In recent years, the Danish tax authorities have focused on the issue of beneficial ownership, with a number cases being decided by the Danish Supreme Court on how the term “beneficial ownership” should be determined. The courts and the Danish tax authorities are, in their approach, not specifically focused on substance but are generally focusing on actual flows of funds.
Consequently, the Danish tax authorities might, depending on the specific flow of funds, treat even intermediary non-Danish holding companies that have significant substance as conduit companies for Danish tax purposes. During a potential audit, the Danish tax authorities are, therefore, likely to assess the beneficial ownership based on whether dividends received by an intermediary holding company from a Danish entity have been re-routed up the ownership chain as e.g., dividends, interest or other contributions or considerations (i.e., the character of the funds flow is not necessarily a primary concern).If these conditions for exemption are not fulfilled, Danish withholding tax of 27% (potentially reduced to 22%) will be triggered on such dividend distributions from TORM A/S.
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
The first £500 of dividend income that the United Kingdom resident individuals receive in each tax year is taxed at a rate of 0% (the
“Nil Rate Amount”).

Dividend income that is within the Nil Rate Amount counts towards an individual’s basic or higher rate limits – and will therefore affect the taxation of other income received and any capital gains realized by the individual in the tax year. It may also affect the level of savings allowance to which they are entitled. In calculating into which tax band any dividend income over the Nil Rate
Amount falls, dividend income is treated as the “top slice” of an individual’s income.
Any dividend income received by a United Kingdom resident individual Shareholder in excess of the Nil Rate Amount will be subject to income tax at a rate of 8.75%, to the extent that it is within the basic rate band, 39.35%, to the extent that it is within the higher rate band and 38.1%, to the extent that it is within the additional rate band.
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
Other shareholders within the charge to United Kingdom corporation tax will not be subject to tax on dividends from the
Company as long as the dividends fall within an exempt class and certain conditions are met. For example: dividends paid to companies holding less than 10% of the issued share capital of the payer (or any class of that share capital, which here refers to the Class A common shares) are generally dividends that fall within an exemption in respect of “portfolio holdings” (subject to other conditions being met and the application of relevant anti-avoidance rules). Other exemptions may also apply (subject to the applications of relevant anti-avoidance rules).
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
Taxation of Chargeable Gains
Individual Shareholders
A disposal of the Class A common shares may give rise to a chargeable gain (or allowable loss) for the purposes of United
Kingdom capital gains tax, depending on the circumstances and subject to any available exemption or relief. The rate of capital gains tax in respect of shareholdings is 18% for individuals who are subject to income tax at the basic rate and 24% to the extent that an individual’s chargeable gains, when aggregated with his or her income chargeable to income tax, exceed the basic rate band for income tax purposes. An individual shareholder is entitled to realize an exempt amount of gains (£3,000 in the 2024/25 tax year) in each tax year without being liable to tax.
A shareholder who is an individual and who has ceased to be resident in the United Kingdom for taxation purposes (or has become treated as resident outside the United Kingdom for the purposes of a double tax treaty (‘‘Treaty non-resident’’)) for a period of five tax years or shorter, and who disposes of the Class A common shares during that period may in some circumstances also be liable, on his or her return to the United Kingdom, to United Kingdom capital gains tax on that gain, subject to any available exemptions or reliefs.
Corporate Shareholders
Where a shareholder is within the charge to United Kingdom corporation tax, including cases where it is not resident (for tax purposes) in the United Kingdom, a disposal of the Class A common shares may give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom corporation tax at (typically) a rate of 25% (though some companies pay different rates), depending on the circumstances and subject to any available exemption or relief. Indexation allowance may reduce the amount of chargeable gain on shares obtained prior to 2018, but may not create or increase any allowable loss. Special rules may apply to match disposals with multiple acquisitions of the Class A common shares.

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
Following the European Court of Justice decision in HSBC Holdings Plc and Vidacos Nominees Ltd v The Commissioners for
Her Majesty’s Revenue & Customs (C-569/07) and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New
York Mellon Corporation v The Commissioners for Her Majesty’s Revenue & Customs (TC/2009/16584), HMRC has confirmed that
1.5% SDRT is no longer payable on new shares issued into a clearance service or depositary receipt system, nor on transfers to a clearance service or depositary receipt system where such transfers are integral to the raising of new capital. Following the United
Kingdom’s exit from the European Union, the United Kingdom government amended the relevant sections of the Finance Act 1986, as part of the Finance Act 2024, in order to prevent the 1.5% charge from taking effect when depositary receipts are issued or transferred as part of qualifying arrangements to raise new capital. We recommend that advice is sought before any payment of the 1.5% charge is made.
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
United Kingdom Tonnage Tax Regime
Each of TORM plc and TORM VesselCo UK Ltd. have elected to be subject to the tonnage tax regime in the United
Kingdom with respect to its income derived from qualifying shipping activities based on the net tonnage of the Group’s qualifying
Danish-flagged vessels owned and operated by the United Kingdom companies.

Pursuant to this regime, the Group’s vessel-owning companies in the United Kingdom will be subject to United Kingdom corporation tax based predominantly upon the net tonnage of the vessels rather than income generated from operating the vessels (i.e., operating income).
In the event that tonnage tax schemes or other tax laws are changed in the future, the Company’s overall tax burden could increase, which could have a material adverse effect on the Group’s future performance, results of operations, cash flows and financial position.
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
I. Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
We intend to submit any annual report provided to shareholders in electronic format as an exhibit to a current report on Form
6-K. Please see “Item 19. Exhibits- Annual Report” for the sections of our Annual Report 2024 that are incorporated by reference into this annual report.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Reference is made to Note 25—”Risks Associated with TORM’s Activities” on pages 239 - 242 of our Annual Report 2024.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
98
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
We carried out an evaluation under the supervision, and with the participation of the Senior Management Team, including our
Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e) under the Securities Act of 1934) as of December 31, 2024.
Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Senior Management Team, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) of the Exchange Act, the Senior Management Team of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Senior Management Team and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company’s assets that could have a material effect on the financial statements. The Senior
Management Team has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of
December 31, 2024 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, the Senior Management Team determined that the Company’s internal controls over financial reporting were effective as of December 31, 2024.
C. Attestation Report of the Registered Public Accounting Firm
The independent registered public accounting firm that audited the consolidated financial statements, EY Godkendt
Revisionspartnerselskab, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, appearing on page F-83 of the financial statements filed as part of this annual report.

D. Changes in Internal Control Over Financial Reporting
There were no significant changes in our internal control over financial reporting during the year that ended December 31,
2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Göran Trapp, who serves as the Chairman of our Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” in accordance with Nasdaq and SEC rules.
ITEM 16B. CODE OF ETHICS
We have adopted a code of ethics, which we refer to as our Business Principles, which applies to all entities in the TORM
Group and its employees (both shore-based and at sea), directors and officers. A copy of the Business Principles is filed herewith as
Exhibit 11.1. We have also posted a copy of our Business Principles on our website at www.torm.com/responsibility/reports-and-
policies. None of the information contained on this website is incorporated into or forms a part of this annual report.  We will provide any person, free of charge with a copy of our Business Principles upon written request to our offices at: Tuborg Havnevej 18, DK-2900
Hellerup, Denmark.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The Company’s principal accountant for 2024 was EY Godkendt Revisionspartnerselskab (PCAOB ID: 1757).
Reference is made to Note 6—“Remuneration to Auditors Appointed at the Parent Company’s Annual General Meeting” on
page 218 of our Annual Report 2024.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2024, no issuer or affiliate purchases of our equity securities were made.
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
For more information, see “Corporate Governance – Statement of Compliance with the United Kingdom Corporate Governance Code”
on page 174 of our Annual Report 2024.
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
Shareholder Approval of Securities Issuances. Nasdaq New York requires that a listed U.S. company obtain the approval of its shareholders prior to issuances of securities under certain circumstances. In lieu of this requirement, we have elected to follow applicable practices of England and Wales for authorizing issuances of securities, which generally require (i) shareholder approval (a)
by ordinary resolution to grant the directors authority to allot shares and (b) by special resolution to grant the directors authority to allot shares free of pre-emption rights (which approvals have already been granted by shareholders pursuant to the Company’s shareholders resolutions dated March 15, 2016, as renewed pursuant to the Company’s shareholders resolutions dated April 15, 2020 and further renewed pursuant to the Company’s shareholders resolutions dated April 11, 2024), that will apply until the close of business on April
10, 2029 (the Board of Directors will seek new authorities related to the market purchase of its own shares at the 2025 Annual General
Meeting of Shareholders); (ii) board approval and, in addition, (iii) particular board approval in certain circumstances specific to the
Company including pursuant to articles 8 and 137 of the Company’s articles of association, but these practices do not follow additional corporate governance guidelines that would apply to companies listed on the Main Board of the London Stock Exchange.
Shareholder Approval of Equity Compensation Plans. Nasdaq New York requires that shareholders be given the opportunity to vote on all equity-compensation plans and material amendments thereto, with limited exceptions for inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and specific types of plans. In lieu of this requirement, we have elected to follow the applicable practices of England and Wales for authorizing such plans, which do not generally require shareholder approval (except (i) in certain circumstances not applicable to the Company or (ii) where the issue of shares, or right to subscribe for or agreement to issue shares, requires further shareholder approval pursuant to applicable law beyond the shareholder approvals currently existing pursuant to the Company’s shareholder resolutions dated March 15, 2016, subsequently renewed on April 15, 2020 and further renewed pursuant to the Company’s shareholders resolutions dated April 11, 2024), that will apply until the close of business on April
10, 2029).  Certain plans also require certain special director approval requirements to be met pursuant to articles 137.3 and 137.4.4 of the Company’s articles of association.
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
Such benefits would have to be consistent with the approved directors’ remuneration policy or, if not, would need to be specifically approved by the shareholders at a general meeting. Directors additionally have a statutory duty to avoid conflicts of interest under the
UK Companies Act and should declare any interests in agreements or arrangements which could give rise to such conflict so that non-
conflicted directors can make judgment as to whether a conflict has arisen and/or authorize such conflict.
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
The company is continuously reassessing its IT risks. In 2024, the estimated likelihood that a cybersecurity incident would occur changed to "possible" due to the increased threats from Russia and the observed cases of hybrid warfare aimed at critical infrastructure. Impact assessments establish that there will only be minor operational and financial impacts of a cyber incident due to effective business continuity plans including effective incident response and disaster recovery plans.
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
To ensure that the Company can comprehensively respond to cybersecurity incidents, the Company has developed and maintained certain procedures including, but not limited to, identifying, and maintaining inventory of critical IT assets, securing defined lines of communication, providing employees with cybersecurity awareness training and testing incident response procedures annually. The Company has also established an identification, containment, eradication and recovery, and post-incident evaluation procedures.
The Company has established a detection procedure whereby it deploys a monitoring system that analyzes correlated events from multiple systems and notifies IT of incidents that should be investigated and assessed. The Company has also implemented procedures to continuously monitor vulnerabilities in its systems to proactively mitigate these vulnerabilities before a potential exploit.
Additionally, the Company shall attempt to contain the incident’s impact and intend to remediate or remove any malware or other artifacts introduced by the attacks. In case a significant cybersecurity incident occurs, the Company shall compile a detailed examination and discussion of the events, no later than two weeks after the incident.
In addition to the Company’s cybersecurity incident response policy described above, TORM has implemented a third-party management policy which is based on COBIT 2019 (Control Objectives for Information and Related Technologies) control objectives.
The policy applies to any third-party person, independent consultant, organization, or legal entity, including supplier, vendors, or business partners with whom TORM contracts for IT products and services. The Company performs due diligence on its third-party management to ensure that the performance of the supplier, IT security measures and third-party risks are regularly reviewed and assessed.
Governance
The head of Group IT, assisted by the Company's CISO, is responsible for keeping the IT security policy and the IT Risk
Management Policy updated and communicated to relevant stakeholders in the TORM Group. Furthermore, it is the head of Group

IT’s responsibility to ensure that these policies are reviewed at least once a year and re-approved by the Risk Committee of the Board of Directors.
Under the IT Risk Management Policy, cybersecurity risks are identified and evaluated based on an evaluation of threat scenarios, critical assets, vulnerabilities, threats and existing controls. Based on the risk assessment, risks are prioritized for risk treatment to comply with the defined risk appetite and exceptions are escalated to the risk owner (the Chief Financial Officer) for approval. Cybersecurity risks are being continuously monitored and the risk registers for vessels and office are being reviewed on an annual basis. Head of Group IT and the Company's CISO annually report on risks and approved exceptions to the Senior Management
Team and the Risk Committee.
The Chief Financial Officer has the overall risk ownership and accountability to control such risk. The Chief Financial
Officer formulates cybersecurity strategies and drives initiatives, and together with the Head of Group IT, set targets, assesses risks, develop policies and procedures, and execute our cybersecurity efforts. The Chief Financial Officer regularly reports to the Risk
Committee and the overall Board of Directors, which ultimately oversees cybersecurity risks and initiatives. The Risk Committee monitors the progress of TORM’s cybersecurity efforts and together with the Chief Financial Officer ensures integrity of reporting.
The Risk Committee reports to the Board of Directors at each Risk Committee meeting.
Management’s cybersecurity experience
The Head of Group IT has more than 10 years of experience in IT management, with six years of experience in roles as chief information officer and Head of IT with enterprise responsibility for information security. Apart from this, the Head of Group IT is
Certified in Cybersecurity (CC) from ISC2 and is attending the NIS2 Executive Program by Bech-Bruun.
In 2024, the Company hired a CISO with more than 10 years dedicated experience in the cybersecurity field to head the IT risk and security team and to lead the continuous work on increasing the cybersecurity maturity in the Company.
The Chief Financial Officer has extensive experience from senior positions in banking and from heading up the Company’s
IT and Risk Management Division for more than five years. The Chief Financial Officer is responsible for IT, as well as Risk
Management, and has focused intensively on information security, including cybersecurity, and is following a designated NIS2
Executive Program.
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
Cybersecurity Threats
For the year ended December 31, 2024 through the date of this annual report, the Company is not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see “Item 3. Key Information—D. Risk Factors——“Cyber incidents can affect the confidentiality, availability and integrity of our IT systems, and could negatively impact our business, including our ability to service customers, and may have a material adverse effect on our compliance, reputation, future performance, results of operations, cash flows and financial position.”

PART III.
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The financial statements required by this item accompany this annual report in the form of our Annual Report 2024 (see Item
19).
ITEM 19.EXHIBITS
Annual Report
The following pages from our Annual Report 2024, furnished to the SEC on Form 6-K, dated March 6, 2025, are incorporated by reference into this annual report on Form 20-F. The content of quotations, websites and other sources referenced on these pages of the Annual Report 2024 are not incorporated by reference into this Form 20-F.

Section	Page(s) in the Annual Report 2024
Key Figures	3
2024 Highlights	3-7
Business Model and Strategic Choices	8-15
Review and Outlook	17-39
Market Review	23-24
Financial Review 2024 - Liquidity and Cash Flow; Assessment of Impairment of Assets; Primary Factors Affecting Results of Operations	25-33
Market Drivers and Outlook	34-35
TORM Fleet Development	38
Sustainability Statement	40-153
TORM's Governance Structure	159
Board of Director Committee Reports	164-184
Investor Information - Distribution Policy	186
Directors’ Report—Share Capital	192
Glossary	276

List of Exhibits

1.1	Memorandum and Articles of Association(1)
2.1	Form of Class A Common Share Certificate(1)
2.2	B Share Minority Trust Deed, dated May 30, 2016(1)
2.3	Equity Warrant Instrument, dated March 15, 2016(1)
2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934(4)
4.1	TORM plc 2018 Management Long-Term Incentive Plan(3)
4.2	TORM plc 2019 Management Long-Term Incentive Plan(4)
4.3	TORM plc 2020 Management Long-Term Incentive Plan(5)
4.4	TORM plc 2021 Management Long-Term Incentive Plan(6)
4.5	TORM plc 2022 Management Long-Term Incentive Plan(7)
4.6	TORM plc 2023 Management Long-Term Incentive Plan(8)
4.7	TORM plc 2024 Management Long-Term Incentive Plan
8.1	List of Subsidiaries
11.1	TORM’s Business Principles(2)
11.2	TORM's Insider Trading Policy(8)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of EY Godkendt Revisionspartnerselskab
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation(8)
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
XML	Extracted XBRL Instance Document
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
(5) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 1, 2021, and incorporated by reference herein
(6) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 23, 2022, and incorporated by reference herein
(7) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 16, 2023, and incorporated by reference herein
(8) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 7, 2024, and incorporated by reference herein

Financial Statements

Consolidated Income Statement
January 01 - December 31

USDm	Note	2024	2023	2022
Revenue	3,4	1,559.2	1,520.4	1,443.4
Port expenses, bunkers, commissions, and other cost of goods and services sold		(418.5)	(430.3)	(459.5)
Operating expenses	5	(245.1)	(216.0)	(202.1)
Profit from sale of vessels	28	51.3	50.4	10.2
Administrative expenses	5,6	(95.6)	(82.9)	(55.0)
Other operating income and expenses		(0.5)	6.3	5.9
Share of profit/(loss) from joint ventures		—	—	0.2
Impairment losses on tangible assets	10,12,28	—	—	(2.6)
Depreciation and amortization	9,10,11	(192.0)	(149.3)	(139.0)
Operating profit (EBIT)		658.8	698.6	601.5

Financial income	7	24.8	14.3	4.0
Financial expenses	7	(74.1)	(60.9)	(48.8)
Profit/(loss) before tax		609.5	652.0	556.7

Tax	8	2.0	(4.0)	5.9
Net profit/(loss) for the year		611.5	648.0	562.6

Net profit/(loss) for the year attributable to:
TORM plc shareholders		612.5	648.3	562.8
Non-controlling interest		(1.0)	(0.3)	(0.2)
Net profit/(loss) for the year		611.5	648.0	562.6

Earnings per share for TORM plc shareholders
Basic earnings/(loss) per share (USD)	32	6.54	7.75	6.92
Diluted earnings/(loss) per share (USD)	32	6.36	7.48	6.80

Consolidated Statement of Comprehensive Income
January 01 - December 31

USDm	2024	2023	2022
Net profit/(loss) for the year	611.5	648.0	562.6

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	(0.6)	—	(0.5)
Reclassification of exchange rate adjustments on disposal of joint venture	—	—	0.1
Fair value adjustment on hedging instruments	7.1	3.1	54.9
Fair value adjustment on hedging instruments transferred to income statement	(19.7)	(22.0)	1.7
Tax on other comprehensive income	2.6	4.6	(13.2)

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	(0.1)	—	—
Other comprehensive income/(loss) after tax	(10.7)	(14.3)	43.0

Total comprehensive income/(loss) for the year	600.8	633.7	605.6

Total comprehensive income/(loss) for the year attributable to:
TORM plc shareholders	601.9	634.1	605.7
Non-controlling interest	(1.1)	(0.4)	(0.1)
Total comprehensive income/(loss) for the year	600.8	633.7	605.6

Consolidated Balance Sheet
As of December 31

USDm	Note	2024	2023	2022
ASSETS

Intangible assets
Goodwill	9,12,34	1.7	1.8	1.8
Other intangible assets	9	2.0	1.8	1.9
Total intangible assets		3.7	3.6	3.7

Tangible fixed assets
Land and buildings	10,11	8.1	5.5	3.8
Vessels and capitalized dry-docking	10,11,12,21	2,826.7	2,070.2	1,855.9
Prepayments on vessels	10	—	86.0	—
Other non-current assets under construction		4.6	4.2	—
Other plant and operating equipment	10	3.3	4.4	5.6
Total tangible fixed assets		2,842.7	2,170.3	1,865.3

Financial assets
Investments in joint ventures		0.1	0.1	0.1
Loan receivables	13	4.5	4.5	4.6
Deferred tax asset	8	3.1	0.4	0.6
Other investments		0.2	—	0.2
Total financial assets		7.9	5.0	5.5

Total non-current assets	3	2,854.3	2,178.9	1,874.5

Current assets
Inventories		68.4	61.7	72.0
Trade receivables	15	183.9	211.0	259.5
Other receivables	16	59.6	60.5	74.0
Prepayments	17	12.2	15.2	10.4
Cash and cash equivalents incl. restricted cash	33	291.2	295.6	323.8
Current assets excluding assets held for sale		615.3	644.0	739.7

Assets held for sale	28	—	47.2	—

Total current assets		615.3	691.2	739.7

TOTAL ASSETS		3,469.6	2,870.1	2,614.2

USDm	Note	2024	2023	2022
EQUITY AND LIABILITIES
Equity
Common shares	18	1.0	0.9	0.8
Share premium		271.0	260.0	167.6
Treasury shares	18	(4.2)	(4.2)	(4.2)
Hedging reserves		15.5	25.6	39.9
Other reserves		320.0	—	—
Translation reserves		(0.8)	(0.4)	(0.5)
Retained profit		1,471.5	1,382.2	1,297.8
Equity attributable to TORM plc shareholders		2,074.0	1,664.1	1,501.4
Non-controlling interest	34	0.8	1.9	2.3
Total equity		2,074.8	1,666.0	1,503.7

Liabilities
Non-current liabilities
Non-current tax liability related to held-over gains	8	45.2	45.2	45.2
Deferred tax liability	8	0.3	3.6	6.1
Borrowings	11,20,21,23	1,061.0	886.9	849.8
Other non-current liabilities	19	2.9	3.0	3.0
Total non-current liabilities		1,109.4	938.7	904.1

Current liabilities
Borrowings	11,20,21,23	165.3	172.7	117.1
Trade payables	23	50.0	43.1	48.5
Current tax liabilities		0.7	0.6	2.0
Other liabilities	19,23	61.3	45.2	31.1
Provisions	31	0.6	0.5	6.8
Prepayments from customers		7.5	3.3	0.9
Total current liabilities		285.4	265.4	206.4

Total liabilities		1,394.8	1,204.1	1,110.5

TOTAL EQUITY AND LIABILITIES		3,469.6	2,870.1	2,614.2

Consolidated Statement of Changes in Equity
January 01 - December 31

USDm	Common shares	Share premium	Treasury shares ¹⁾	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total
Equity as of January 01, 2022	0.8	159.6	-4.2	-3.6	0.1	—	899.5	1,052.2	—	1,052.2

Comprehensive income/loss for the year:
Net profit/(loss) for the year	—	—	—	—	—	—	562.8	562.8	-0.2	562.6
Other comprehensive income/(loss) for the year²⁾	—	—	—	56.7	-0.6	—	—	56.1	0.1	56.2
Tax on other comprehensive income	—	—	—	-13.2	—	—	—	-13.2	—	-13.2
Total comprehensive income/(loss) for the year	—	—	—	43.5	-0.6	—	562.8	605.7	-0.1	605.6

Capital increases ³⁾	—	8.0	—	—	—	—	—	8.0	—	8.0
Share-based compensation	—	—	—	—	—	—	2.2	2.2	—	2.2
Dividends paid	—	—	—	—	—	—	-166.7	-166.7	—	-166.7
Total changes in equity 2022	—	8.0	—	43.5	-0.6	—	398.3	449.2	-0.1	449.1

Non-controlling interest arising on acquisition	—	—	—	—	—	—	—	—	2.4	2.4
Equity as of December 31, 2022	0.8	167.6	-4.2	39.9	-0.5	—	1,297.8	1,501.4	2.3	1,503.7

Comprehensive income/loss for the year:
Net profit/(loss) for the year	—	—	—	—	—	—	648.3	648.3	-0.3	648.0
Other comprehensive income/(loss) for the year ²⁾	—	—	—	-18.9	0.1	—	—	-18.8	-0.1	-18.9
Tax on other comprehensive income	—	—	—	4.6	—	—	—	4.6	—	4.6
Total comprehensive income/(loss) for the year	—	—	—	-14.3	0.1	—	648.3	634.1	-0.4	633.7

Capital increase ³⁾	0.1	92.6	—	—	—	—	—	92.7	—	92.7
Transaction costs of capital increase	—	-0.2	—	—	—	—	—	-0.2	—	-0.2
Share-based compensation	—	—	—	—	—	—	22.5	22.5	—	22.5
Dividends paid	—	—	—	—	—	—	-586.4	-586.4	—	-586.4
Total changes in equity 2023	0.1	92.4	—	-14.3	0.1	—	84.4	162.7	-0.4	162.3

Non-controlling interest arising on acquisition	—	—	—	—	—	—	—	—	—	—
Equity as of December 31, 2023	0.9	260.0	-4.2	25.6	-0.4	—	1,382.2	1,664.1	1.9	1,666.0

Consolidated Statement of Changes in Equity
January 01 - December 31

USDm	Common shares	Share premium	Treasury shares ¹⁾	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total
Equity as of January 01, 2024	0.9	260.0	-4.2	25.6	-0.4	—	1,382.2	1,664.1	1.9	1,666.0

Comprehensive income/(loss) for the year:
Net profit/(loss) for the year	—	—	—	—	—	—	612.5	612.5	-1.0	611.5
Other comprehensive income/ (loss) for the year ²⁾	—	—	—	-12.7	-0.4	—	-0.1	-13.2	-0.1	-13.3
Tax on other comprehensive income	—	—	—	2.6	—	—	—	2.6	—	2.6
Total comprehensive income/(loss) for the year	—	—	—	-10.1	-0.4	—	612.4	601.9	-1.1	600.8

Capital increases ³⁾	0.1	331.6	—	—	—	—	—	331.7	—	331.7
Capital reduction ⁴⁾	—	-320.0	—	—	—	320.0	—	—	—	—
Transaction costs of capital increase	—	-0.6	—	—	—	—	—	-0.6	—	-0.6
Share-based compensation	—	—	—	—	—	—	30.2	30.2	—	30.2
Dividends paid	—	—	—	—	—	—	-553.3	-553.3	—	-553.3
Total changes in equity 2024	0.1	11.0	—	-10.1	-0.4	320.0	89.3	409.9	-1.1	408.8
						—
Non-controlling interest arising on acquisition	—	—	—	—	—	—	—	—	—	—
Equity as of December 31, 2024	1.0	271.0	-4.2	15.5	-0.8	320.0	1,471.5	2,074.0	0.8	2,074.8
¹⁾ Please refer to Note 18 for further information on treasury shares.
²⁾ Please refer to "Consolidated Statement of Comprehensive Income".
³⁾ Please refer to Note 18 for further information on capital increases during the year.
⁴⁾ The Share premium reserve was reduced by USD 320.0m, as decided at the Annual General Meeting on 11 April 2024 and subsequently approved by the court, in order to create further distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) share buy-backs should circumstances dictate it desirable.

Consolidated Cash Flow Statement
January 01 - December 31

USDm	Note	2024	2023	2022
Cash flow from operating activities
Net profit/(loss) for the year		611.5	648.0	562.6

Adjustments:
Profit from sale of vessels		(51.3)	(50.4)	(10.2)
Depreciation and amortization	9,10	192.0	149.3	139.0
Impairment losses on tangible assets	9,10,28	—	—	2.6
Share of profit/(loss) from joint ventures		—	—	(0.2)
Financial income	7	(24.8)	(14.3)	(4.0)
Financial expenses	7	74.1	60.9	48.8
Tax expenses/(income)	8	(2.0)	4.0	(5.9)
Other non-cash movements	29	22.9	14.5	(3.6)

Dividends received from joint ventures		—	—	—
Interest received and realized exchange gains		24.8	14.3	4.0
Interest paid and realized exchange losses		(66.9)	(66.0)	(49.5)
Income taxes paid		(1.3)	(3.1)	(0.7)
Change in inventories, receivables and payables, etc.	29	47.8	47.8	(180.9)

Net cash flow from operating activities		826.8	805.0	502.0

USDm	Note	2024	2023	2022
Cash flow from investing activities
Investment in tangible fixed assets ¹⁾		(582.4)	(509.7)	(119.3)
Investment in intangible fixed assets		(1.1)	(0.6)	(0.6)
Acquisition of subsidiaries, net of cash acquired	34	—	—	1.1
Sale of tangible fixed assets	28	130.6	166.4	106.6
Change in restricted cash		10.8	(26.7)	23.5

Net cash flow from investing activities		(442.1)	(370.6)	11.3

Cash flow from financing activities
Proceeds, borrowings	13,20	419.4	676.4	96.3
Repayment, borrowings	20	(256.3)	(585.4)	(275.2)
Dividends paid		(553.3)	(586.4)	(166.7)
Capital increase ¹⁾	18	12.5	6.2	8.0
Transaction costs share issue		(0.6)	(0.2)	—

Net cash flow from financing activities		(378.3)	(489.4)	(337.6)

Net cash flow from operating, investing, and financing activities		6.4	(55.0)	175.7

Cash and cash equivalents as of January 01		265.5	320.5	144.8

Cash and cash equivalents as of December 31		271.9	265.5	320.5

Restricted cash as of December 31	33	19.3	30.1	3.3
Cash and cash equivalents, including restricted cash as of December 31		291.2	295.6	323.8
¹⁾ In 2024, the share capital was increased by USD 331.7m (2023: USD 92.7m, 2022: USD 8.0m) including a USD 319.2m (2023:
USD 86.5m, 2022:USD 0.0m) non-cash share issues in relation to the acquisition of 19 (2023: five, 2022:zero) vessels. Please refer to
Note 18 for further reference.

Notes to the consolidated financial statements

NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Overview of Business
TORM plc is a shipping company that primarily owns and operates a fleet of product tankers and is engaged in the marine engineering industry. TORM plc is a public company limited by shares and is incorporated in England and Wales. Its registered number is
09818726, and its registered address is 4th Floor, 120 Cannon Street, London, EC4N 6AS, United Kingdom. Unless otherwise indicated, the terms “TORM plc” and “Parent Company” refers solely to TORM plc and the terms “we”, “us”, “our”, the ”Company”, and the “Group” refer to TORM plc and its consolidated subsidiaries, which include TORM A/S.
TORM plc is listed on Nasdaq in Copenhagen, Denmark, on Nasdaq in New York, the United States as well as having bonds listed on
Oslo Stock Exchange, Norway.
Basis of Preparation
The consolidated financial statements of the Group have been prepared in accordance with UK-adopted International Accounting
Standards (“UK-adopted IAS”). The consolidated financial statements are also prepared in accordance with IFRS Accounting
Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union
(“EU”), as applied to financial periods beginning on or after January 01, 2024 and additional disclosure requirements for listed companies in accordance with the Danish Financial Statements Act.
The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention, except where fair value accounting is specifically required by IFRS.
The functional currency of the Company is USD, and the Company applies USD as the presentation currency in the preparation of the consolidated financial statements.
Going Concern
As of December 31, 2024, TORM’s available liquidity including undrawn and committed facilities was USD 615m, including a total cash position of USD 291m (including cash held for dividend payment). TORM’s net interest-bearing debt was USD 948m, and the net debt loan-to-value ratio was 26.8% (Tanker segment only and before dividend payment related to Q4 2024). Further information on TORM’s objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in note 25 to the financial statements. The principal risks and uncertainties facing TORM are set out on pages 17-21.
TORM monitors our funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in Note 2 to the financial statements.
A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risk following
Russia’s invasion of Ukraine in February 2022, while the conflicts in the Middle East are expected to have a lessor impact on the product tanker market. While the changed geopolitical landscape initially supported market dynamics, crude cannibalization significantly reduced the net positive effect in the second half of 2024. TORM’s base case assumes that these dynamics will persist, albeit with a lower estimated impact on the product tanker market and resultingly with freight rates and vessel values materializing below 2024 levels. TORM monitors the general development in the geopolitical situation and potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.
In addition to the base case, TORM has developed a reverse stress case. The reverse stress case covers the lowest TCE rate that only just meet the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities’ minimum security values in the period. In the reverse stress case, with TCE rates slightly below the lowest rolling four-quarter average since 2000 on a per vessel class basis and a related decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the going concern period.

NOTE 1 – continued
The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for the period until March 31, 2026. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue in operation and comply with our financial covenants for the period until March 31, 2026. Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.
Adoption of New or Amended IFRS Standards
IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC). TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2024:
•Amendments to IAS 1 Presentation of Financial Statements
•Amendments to IFRS 16 Lease Liability in a Sale and Leaseback
•Amendments to IAS 7 and IFRS 7 Supplier Finance Agreements
For the new standards and amendments, it is assessed that application of these effective on January 01, 2024 has not had any material accounting impact, but only limited impact on disclosures on the consolidated financial statements in 2024.
The below have been issued by the IASB and adopted by the UK but have not yet come into effect for consolidated financial statements of 2024:
•Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (January 2025)
•Annual Improvements to IFRS Accounting Standards—Volume 11 (January 2026)
The below have been issued by the IASB and not yet adopted by the UK and not yet come into effect:
•Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments (January 2026)
•Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature dependent Electricity (January 2026)
•IFRS 18 Presentation and Disclosure in Financial Statements (January 2027)
•IFRS 19 Subsidiaries without Public Accountability: Disclosures (January 2027)
•IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture issued in
September 2014 (deferred indefinitely).
TORM has assessed the accounting standards and interpretations above except IFRS 18, and TORM does not expect the new standards to have any material impact on neither TORM’s figures nor the disclosures. The impact of IFRS 18 on the consolidated financial statements has not yet been determined on a sufficiently reliable basis.

NOTE 1 – continued
Accounting Policies
The Group’s material accounting policy information is provided below in combination with the accounting policies described in each of the individual notes to the consolidated financial statements as outlined in the following notes:
•Segment reporting
•Revenue from contracts with customers
•Staff costs
•Intangible assets
•Tangible fixed assets
•Leasing
•Impairment
•Loan receivables
•Inventories
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
Cash flow from financing activities comprises changes in the cash used or received in borrowings (amount of new borrowings and repayments), purchases or sales of treasury shares, dividends paid to shareholders.
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
Judgements
The Management has assessed that TORM has two cash-generating units (CGUs), being the Main Fleet and the Marine Engineering
(previously referred to as Marine Exhaust) cash-generating units. The Main Fleet is comprised of TORM’s LR1, LR2 and MR vessels, which are largely interchangeable, and the cash flows generated by them are interdependent. These vessels are operated via the One
TORM platform collectively as a combined internal pool, employed principally in the spot market, and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications and the price of transport rather than vessel class. Given the technical specifications and capacity of vessels, the Main Fleet is relatively homogenous with a very high degree of interoperability. All vessels in the Main Fleet can handle multiple sizes of cargo and sail all seas and oceans, over both shorter and long distances. The Main Fleet is monitored and managed on an aggregated level as one pool, i.e. each vessel or vessel class does not generate cash inflows which are largely independent of those from other vessels or vessel classes. The MR vessels acquired in prior years with chemical trading capability are operated as all other product tanker vessels and thus included in the Main
Fleet CGU.

NOTE 1 – continued
In addition, the activities within the Marine Engineering segment represent a single CGU because cash inflows are generated independent of the cash inflows from the Main Fleet from serving the existing external customer base of the Marine Engineering segment.
Estimates
Carrying amounts of vessels
The Company evaluates the carrying amounts of the vessels (including newbuildings) to determine if events have occurred which would require a modification of their carrying amounts. The recoverable amount of vessels is reviewed based on events or changes in circumstances which would indicate that the carrying amount of its vessels might not be recoverable.
In assessing the recoverability of the vessels, the Company reviews certain indicators of potential impairment or indication of any past impairment losses that should be reversed. If an indication of impairment or reversal of past impairment is identified, the need for recognizing an impairment loss or a recognition of a reversal of a past impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less costs of disposal and the value in use.
The Management assesses indicators of impairment that include, but are not limited to, broker vessel values, time charter rates, weighted average cost of capital, and any other adverse impacts from current economic, environmental, and geopolitical uncertainty, as well as the carrying amount of the net assets against the market capitalization.
The fair value less cost of disposal of the vessels is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers’ primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery.
The assessment of the value in use is based on projection of future discounted cash flows related to the vessels which is complex and requires the Company to make various estimates including future freight rates, utilization, earnings from the vessels, future operating expenses and capital expenditure including dry-docking costs and discount rates
All these factors have been historically volatile, especially the freight rates. The carrying amounts of TORM’s vessels may not represent their fair market value at any point in time, as market prices of second-hand vessels to a certain degree tend to fluctuate with changes in freight rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future change, an impairment write-down or reversal of impairment may be required.
For more information refer to Note 12.

NOTE 2 – LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS
Liquidity and Capital Resources
As of 31 December 2024, TORM’s cash and cash equivalents including restricted cash totaled USD 291m (2023: USD 296m, 2022:
USD 324m), and undrawn and committed credit facilities as listed below amounted to USD 324m (2023: USD 343m, 2022: USD
93m).
TORM has the following debt facilities as of December 31, 2024.

Debt Facility	Maturity	Outstanding amount 2024 (USDm)	Outstanding amount 2023 (USDm)	Outstanding amount 2022 (USDm)
Senior Unsecured Bonds	2029	200.0	—	—
Syndicated Facilities 2023	2029	160.0	224.0	—
Syndicated Facilities 2020	Repaid	—	—	143.8
Danish Ship Finance Facility 2020	2031	245.6	192.6	201.8
ING Facility 2023	2029	51.4	57.9	—
HCOB Facility 2023	Repaid	—	31.2	—
HCOB Facilities 2020-2021	Repaid	—	—	63.5
HCOB Facility 2024	2031	87.5	—	—
KfW Facility 2019	2032	31.8	34.8	37.9
CEXIM 2016	Repaid	—	—	41.1
Other credit facilities	2026	1.9	4.8	4.9
Total		778.2	545.3	493.0
In 2024, TORM refinanced a number of debt facilities involving repayment of debt in relation to sale of vessels, as well as financing additional second-hand vessel purchases. TORM repaid debt on seven vessels previously funded by HCOB. In total, the company had
19 vessels delivered throughout the year with 14 vessels financed by mortgage debt and revolving credit facilities and the remaining five being unencumbered. TORM obtained funding from HCOB to partly finance a purchase of five second-hand vessels. Moreover,
TORM completed consolidation of the HCOB facilities by amending the facility with maturity prolonged to 2031. TORM also refinanced the Danish Shipping Facility to partly fund the acquisition of three MR vessels. As of 31 December 2024, the scheduled minimum payments on mortgage debt and bank loans in 2025 amount to USD 113.7m.
TORM has the following undrawn facilities as of December 31, 2024.

Undrawn Facility	Maturity	Undrawn amount 2024 (USDm)	Undrawn amount 2023 (USDm)	Undrawn amount 2022 (USDm)
Syndicated Facilities 2023 - RCF	2029	100.0	100.0	—
Syndicated Facilities 2020 - RCF	Cancelled	—	—	92.6
Syndicated Facilities 2024 - RCF	2031	149.5	—	—
HCOB Facility 2023 - RCF	Cancelled	—	24.9	—
DSF Additional Facility	Cancelled	—	52.6	—
Syndicated Bridge to Bond Facility	Cancelled	—	165.0	—
HCOB Facility 2024 - RCF	2031	74.1	—	—
Total		323.6	342.5	92.6
TORM announced a USD 150m revolving syndicate credit facility with eight banks to partly finance the purchase of six second-hand vessels. Furthermore, the HCOB revolving credit facility increased to USD 74m and the maturity prolonged to 2031. Also, the maturity of TORM’s USD 100m Syndicated Facilities was extended by one year to 2029. As of December 31, 2024, all three credit facilities remain undrawn.

TORM has the following lease facilities as of December 31, 2024.

Lease Facility	Maturity	Outstanding amount 2024 (USDm)	Outstanding amount 2023 (USDm)	Outstanding amount 2022 (USDm)
Bocomm Leasing Facilities 2019-2021	2032	135.6	148.9	162.2
Bocomm Leasing Facilities 2019	Repaid	—	—	49.4
Springliner Leases	2026	25.0	27.9	30.7
China Development Bank Financial Leasing	2032	136.5	149.0	160.8
China Merchant Bank Financial Leasing	2033	159.5	195.8	37.3
Showa Leasing	Repaid	—	—	18.7
Eifuku Leasing	Repaid	—	—	20.9
Total		456.6	521.6	480.0
TORM did not engage in any new lease facilities in 2024. As of December 31, 2024, the scheduled minimum payments on lease agreements in 2024 amounts to USD 51m.
TORM manages its capital structure for the Group as a whole in order to support our spot-based vessel employment profile. This is done through a conservative leverage, a strong liquidity position and limited off-balance sheet commitments. TORM ongoingly stress tests the capital structure and liquidity position as well as prepares cash flow forecasts to make sure the capital structure remains robust to potential risks. Besides the liquidity position, the main considerations are loan-to-value ratio, distribution policy, CAPEX commitments, off-balance sheet liabilities, terms and sources of funding vessel investments, hedging of financial market risks and fleet employment strategy, hereunder entering into FFA contracts.
On March 2024, TORM amended the distribution policy with effect from the first quarter of 2024. With this TORM intends to distribute on a quarterly basis excess liquidity above a threshold liquidity level. The threshold liquidity level will be determined as the sum of i) the product of liquidity requirement per vessel and the number of owned and leased vessels in TORM’s fleet as at the balance sheet day and ii) a discretionary element determined by the Board taking into consideration TORM’s capital structure, strategic opportunities, future obligations and market trends.
TORM’s debt facilities include financial covenants related to:
•Minimum liquidity (cash and cash equivalents minimum amount requirement at all times)
•Minimum security value (loan-to-value for individual borrowings)
•Equity ratio (minimum level)
Financial covenants should be complied with on a daily basis, and is reported to counterparties on a quarterly basis. During 2024, 2023 and 2022, TORM did not have any covenant breaches, and the Management has assessed that a covenant breach in the near future is remote. Please refer to Note 20 for further information on facilities with financial covenants.
Subsequent Events
After the end of 2024, TORM sold the MR vessels TORM Ragnhild, TORM Resilience and TORM Thames to new owners with expected delivery during the remaining part of Q1 2025.
TORM’s Board of Directors has on the date of this report approved an interim dividend for the fourth quarter of USD 0.60 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 58.4m. The distribution for the quarter is equivalent to 75% of net profit and reflects the Distribution Policy. The payment date is April 02, 2025 to all shareholders on record as of  March 20, 2025, and the ex-dividend date is 19 March 2025 for the shares listed on Nasdaq OMX Copenhagen and March 20, 2025 for the shares listed on Nasdaq New York. The dividend payment will not be recognized as a liability and there are no tax consequences.

NOTE 3 – SEGMENT
Segment Reporting - Consolidated Income Statement

USDm	2024				2023				2022
	Tanker segment	Marine Engineerin g segment	Inter- segment elimination	Total	Tanker segment	Marine Engineeri ng segment	Inter- segment elimination	Total	Tanker segment	Marine Engineeri ng segment	Inter- segment eliminatio n	Total
Revenue	1,544.0	29.6	(14.4)	1,559.2	1,491.4	48.0	(19.0)	1,520.4	1,440.4	5.9	(2.9)	1,443.4
Port expenses, bunkers, and commissions	(409.2)	—	—	(409.2)	(407.6)	—	—	(407.6)	(458.9)	—	—	(458.9)
Other cost of goods and services sold	—	(18.5)	9.2	(9.3)	—	(36.6)	13.9	(22.7)	—	(3.0)	2.4	(0.6)
Operating expenses	(245.6)	—	0.5	(245.1)	(216.4)	—	0.4	(216.0)	(202.1)	—	—	(202.1)
Profit from sale of vessels	51.3	—	—	51.3	50.4	—	—	50.4	10.2	—	—	10.2
Administrative expenses	(87.9)	(7.7)	—	(95.6)	(76.5)	(6.4)	—	(82.9)	(52.4)	(2.6)	—	(55.0)
Other operating income and expenses	(0.6)	0.1	—	(0.5)	6.0	0.3	—	6.3	5.9	—	—	5.9
Share of profit/(loss) from joint ventures	—	—	—	—	—	—	—	—	0.2	—	—	0.2
Impairment losses and reversal of impairment on tangible assets	—	—	—	—	—	—	—	—	(2.6)	—	—	(2.6)
Depreciation and amortization	(191.2)	(0.8)	—	(192.0)	(148.2)	(1.1)	—	(149.3)	(138.7)	(0.3)	—	(139.0)

Operating profit (EBIT)	660.8	2.7	(4.7)	658.8	699.1	4.2	(4.7)	698.6	602.0	—	(0.5)	601.5

Financial income	24.7	0.1	—	24.8	14.3	—	—	14.3	3.9	0.1	—	4.0
Financial expenses	(73.9)	(0.2)	—	(74.1)	(60.5)	(0.4)	—	(60.9)	(48.7)	(0.1)	—	(48.8)

Profit before tax	611.6	2.6	(4.7)	609.5	652.9	3.8	(4.7)	652.0	557.2	—	(0.5)	556.7

Tax	2.5	(0.5)	—	2.0	(4.0)	—	—	(4.0)	5.9	—	—	5.9

Net profit for the year	614.1	2.1	(4.7)	611.5	648.9	3.8	(4.7)	648.0	563.1	—	(0.5)	562.6
The eliminations above represent revenue and other costs of goods and services sold from the installation of scrubbers performed by the Marine Engineering entities on tanker vessels within the Tanker segment. All revenue from the Tanker segment is derived from external customers.

In all material aspects, TORM’s customers are domiciled outside the UK and are spread all over the world with only a few countries contributing significantly to TORM’s revenue.
Below is presented the countries contributing with more than 10% of TORM's revenue.

Countries contributing more than 10% of TORM's revenue	2024		2023		2022
	USDm	% of total	USDm	% of total	USDm	% of total
Switzerland	264.3	17.0%	242.5	16.0%	220.9	15.3%
United States	243.1	15.6%	182.7	12.0%	—	—%
United Arab Emirates	160.5	10.3%	—	—%	—	—%
Mexico	—	—%	—	—%	178.2	12.8%
A major part of TORM's revenues stems from a small group of customers. Below is presented the number of customers exceeding 10% of TORM's consolidated revenue and the customers' share of TORM's consolidated revenue.

Customers contributing more than 10% of TORM's revenue	2024	2023	2022
Number of customers	0	0	1
Share of consolidated revenue	—%	—%	12%

NOTE 3 – continued
Segment Reporting - Consolidated Balance Sheet

USDm	2024				2023				2022
	Tanker segment	Marine Engineerin g segment	Inter- segment elimination	Total	Tanker segment	Marine Engineeri ng segment	Inter- segment elimination	Total	Tanker segment	Marine Engineeri ng segment	Inter- segment elimination	Total
ASSETS
Intangible assets
Goodwill	—	1.7	—	1.7	—	1.8	—	1.8	—	1.8	—	1.8
Other intangible assets	1.1	0.9	—	2.0	0.9	0.9	—	1.8	0.7	1.3	—	2.0
Total intangible assets	1.1	2.6	—	3.7	0.9	2.7	—	3.6	0.7	3.1	—	3.8
Tangible fixed assets
Land and buildings	8.1	—	—	8.1	4.9	0.6	—	5.5	2.8	1.0	—	3.8
Vessels and capitalized dry-docking	2,843.9	—	(17.2)	2,826.7	2,081.7	—	(11.5)	2,070.2	1,863.4	—	(7.5)	1,855.9
Prepayments on vessels	—	—	—	—	86.0	—	—	86.0	—	—	—	—
Other non-current assets under construction	—	4.8	(0.2)	4.6	—	4.5	(0.3)	4.2	—	—	—	—
Other plant and operating equipment	2.1	1.2	—	3.3	3.3	1.1	—	4.4	4.1	1.5	—	5.6
Total tangible fixed assets	2,854.1	6.0	(17.4)	2,842.7	2,175.9	6.2	(11.8)	2,170.3	1,870.3	2.5	(7.5)	1,865.3
Financial assets
Investments in joint ventures	0.1	—	—	0.1	0.1	—	—	0.1	0.1	—	—	0.1
Loan receivables	4.5	—	—	4.5	4.5	—	—	4.5	4.6	—	—	4.6
Deferred tax asset	3.1	—	—	3.1	0.4	—	—	0.4	0.5	—	—	0.5
Other investments	0.2	—	—	0.2	—	—	—	—	0.2	—	—	0.2
Total financial assets	7.9	—	—	7.9	5.0	—	—	5.0	5.4	—	—	5.4
Total non-current assets	2,863.1	8.6	(17.4)	2,854.3	2,181.8	8.9	(11.8)	2,178.9	1,876.4	5.6	(7.5)	1,874.5
Inventories	62.6	5.8	—	68.4	58.0	3.7	—	61.7	61.1	11.0	(0.1)	72.0
Trade receivables	179.1	4.8	—	183.9	206.2	5.0	(0.2)	211.0	255.7	4.2	(0.4)	259.5
Other receivables	54.7	4.9	—	59.6	58.8	1.7	—	60.5	72.7	1.3	—	74.0
Prepayments	11.6	0.6	—	12.2	10.7	4.5	—	15.2	9.7	0.7	—	10.4
Cash and cash equivalents incl. restricted cash	284.9	6.3	—	291.2	290.7	4.9	—	295.6	321.4	2.4	—	323.8
Current assets excluding assets held for sale	592.9	22.4	—	615.3	624.4	19.8	(0.2)	644.0	720.6	19.6	(0.5)	739.7
Assets held for sale	—	—	—	—	47.2	—	—	47.2	—	—	—	—
Total current assets	592.9	22.4	—	615.3	671.6	19.8	(0.2)	691.2	720.6	19.6	(0.5)	739.7
TOTAL ASSETS	3,456.0	31.0	(17.4)	3,469.6	2,853.4	28.7	(12.0)	2,870.1	2,597.0	25.2	(8.0)	2,614.2

NOTE 3 – continued
Segment Reporting - Consolidated Balance Sheet

USDm	2024				2023				2022
	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
EQUITY AND LIABILITIES
Total equity	2,072.9	11.7	(9.8)	2,074.8	1,661.3	9.9	(5.2)	1,666.0	1,498.0	6.2	(0.5)	1,503.7

Liabilities
NON-CURRENT LIABILITIES
Non-current tax liability related to held-over gains	45.2	—	—	45.2	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	—	0.3	—	0.3	3.3	0.3	—	3.6	5.8	0.3	—	6.1
Borrowings	1,060.8	0.2	—	1,061.0	884.0	2.9	—	886.9	844.6	5.2	—	849.8
Other non-current liabilities	2.3	0.6	—	2.9	2.2	0.8	—	3.0	2.2	0.8	—	3.0
Total non-current liabilities	1,108.3	1.1	—	1,109.4	934.7	4.0	—	938.7	897.8	6.3	—	904.1
CURRENT LIABILITIES
Borrowings	163.5	1.8	—	165.3	169.7	3.0	—	172.7	115.7	1.4	—	117.1
Trade payables	46.2	3.8	—	50.0	39.6	3.4	—	43.0	46.4	3.5	(1.4)	48.5
Current tax liabilities	0.4	0.3	—	0.7	0.6	—	—	0.6	1.6	0.4	—	2.0
Other liabilities	60.7	0.6	—	61.3	44.8	0.5	(0.1)	45.2	31.0	0.3	(0.2)	31.1
Provisions	—	0.6	—	0.6	—	0.6	—	0.6	6.5	0.3	—	6.8
Prepayments from customers	4.0	11.1	(7.6)	7.5	2.7	7.3	(6.7)	3.3	—	6.8	(5.9)	0.9
Total current liabilities	274.8	18.2	(7.6)	285.4	257.4	14.8	(6.8)	265.4	201.2	12.7	(7.5)	206.4
Total liabilities	1,383.1	19.3	(7.6)	1,394.8	1,192.1	18.8	(6.8)	1,204.1	1,099.0	19.0	(7.5)	1,110.5
TOTAL EQUITY AND LIABILITIES	3,456.0	31.0	(17.4)	3,469.6	2,853.4	28.7	(12.0)	2,870.1	2,597.0	25.2	(8.0)	2,614.2
Non-current asset additions during the year:
Goodwill	—	—	—	—	—	—	—	—	—	1.8	—	1.8
Other intangible assets	0.5	0.5	—	1.0	0.6	—	—	0.6	0.6	1.2	—	1.8
Land and buildings	5.6	—	—	5.6	4.4	—	—	4.4	0.3	1.1	—	1.4
Vessels and capitalized dry-docking	798.5	—	(5.8)	792.7	520.4	—	(4.0)	516.4	84.7	—	(7.5)	77.2
Prepayments on vessels	111.5	—	—	111.5	86.0	—	—	86.0	43.1	—	—	43.1
Other non-current assets under construction	—	0.4	(0.2)	0.2	—	4.5	(0.3)	4.2	—	—	—	—
Other plant and operating equipment	0.7	0.6	—	1.3	1.1	0.2	—	1.3	0.8	1.6	—	2.4
Total non-current asset additions	916.8	1.5	(6.0)	912.3	612.5	4.7	(4.3)	612.9	129.5	5.7	(7.5)	127.7

The Company’s non-current assets are based on domicile of the legal entity ownership in the following countries:

USDm	2024	2023	2022
UK	357.2	0.2	0.1
Denmark	1,604.2	1,746.6	1,607.7
Singapore	799.7	336.7	257.1
USA	76.0	79.8	—
Other countries	9.7	10.6	4.5
Non-current assets	2,846.8	2,173.9	1,869.4

NOTE 3 – continued
Accounting Policies
The segmentation is based on the Group’s internal management and reporting structure. The Group has two operating segments, the Tanker segment, for which the services provided primarily comprise transportation of refined oil products such as gasoline, jet fuel, and naphtha, and the Marine Engineering segment for which the services provided primarily comprise developing and producing advanced and green marine equipment.
Transactions between the segments are based on market-related prices and are eliminated at Group level.
TORM considers the global product tanker market as a whole, and as the individual vessels are not limited to specific parts of the world, the Group has only one geographical segment for the Tanker segment. Further, the internal management reporting does not provide geographical information for either the Tanker segment or the Marine Engineering segment. Consequently, geographical segment information on revenue from external customers or non-current segment assets for the Tanker segment or the Marine Engineering segment are not provided.

NOTE 4 – REVENUE FROM CONTRACTS WITH CUSTOMERS

USDm	2024	2023	2022
Disaggregation of revenue
Transportation of oil products and chemicals	1,544.0	1,491.4	1,440.4
Scrubbers and related services	9.1	21.7	1.2
Welding and mounting	4.9	5.3	1.1
Others	1.2	2.0	0.7
Total revenue	1,559.2	1,520.4	1,443.4
Tanker segment	1,544.0	1,491.4	1,440.4
Marine Engineering segment	29.6	48.0	5.9
Intersegment elimination	(14.4)	(19.0)	(2.9)
Total revenue	1,559.2	1,520.4	1,443.4

USDm	2024	2023	2022
Customer contract balances
Trade receivables	183.9	211.0	259.5
Customer contract assets¹⁾	2.4	2.5	3.0
Customer contract liabilities²⁾	(7.5)	(3.4)	(0.9)
Total	178.8	210.1	261.6
¹⁾ Recognized in prepayments.
²⁾ Recognized in prepayments from customers.
Refer to Note 15 for further information on trade receivables. Customer contract assets primarily relate to prepaid voyage expenses until the cargo load date. During the year, USD 2.5m was recognized relating to customer contracts entered in 2023 (2023: USD 3.0m relating to 2022, 2022: USD 2.0m relating to 2021). Customer contract liabilities primarily relate to prepaid charter hire and prepayments received by customers in connection with scrubber installations. The change in customer contract liabilities during the year is primarily caused by change in prepayments received by customers in connection with scrubber installations of USD 2.8m.
Accounting policies
Revenue
Income is recognized in the income statement when:
•The income generating activities have been carried out on the basis of a binding agreement
•The income can be measured reliably
•It is probable that the economic benefits associated with the transaction will flow to the Company
Revenue comprises freight, charter hire, and demurrage revenue from the vessels as well as Marine Engineering revenue. Revenue is recognized when or as performance obligations are satisfied by transferring services to the customer, i.e. over time, provided that the stage of completion can be measured reliably. Revenue is measured as the consideration that the Group expects to be entitled to.
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
Demurrage revenue
Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Company assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 97% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. For cross-over voyages, an estimate of incurred demurrage is recognized at the balance sheet date.
The Company receives the demurrage payment upon reaching final agreement on the amount, which could be up to approximately 100 days after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue.
Marine Engineering revenue
Some of the Group’s contracts with customers relate to the sale of marine engineering equipment with installation services. Customers obtain control of the marine engineering equipment with installation services when the goods are delivered to the customer, they have completed commissioning and delivery has been accepted by the customers. When without installation services, customers obtain control of the marine engineering equipment when the goods are delivered to and have been accepted by the customers.
Revenue is thus recognized upon the customers obtaining control. There is generally only one performance obligation related hereto.
A warranty provision is recognized for expected repair costs related to warranty claims for sold marine engineering equipment within the standard warranty period of one year. These provisions are recognized when the equipment is sold and are based on historical experience. The warranty provision estimates are updated annually.

NOTE 5 – STAFF COSTS
Employee Information
Staff costs included in operating expenses relate to the 109 seafarers employed under Danish contracts (2023: 105, 2022:100).
The average number of employees is calculated as a full-time equivalent (FTE).
The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months' salary.

USDm	2024	2023	2022
Total staff costs
Staff costs included in operating expenses	9.6	8.6	7.7
Staff costs included in administrative expenses	77.3	69.3	42.0
Total	86.9	77.9	49.7

Staff costs comprise the following
Wages and salaries	47.3	46.9	38.8
Share-based compensation	30.3	23.0	2.9
Pension costs	4.2	3.8	3.3
Other social security costs	0.4	1.4	1.5
Other staff costs	4.7	2.8	3.2
Total	86.9	77.9	49.7

Average number of permanent employees
Seafarers	109	105	100
Land-based	498	468	386
Total	607	573	486
At the end of 2024 TORM has a pool of 3,677 (2023: 3,271, 2022: 3,218) seafarers.
The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts in 2024 was 1,721 (2023: 1,625, 2022: 1,565).
Total seafarers’ costs in 2024 were USD 141.4m (2023: USD 127.1m, 2022: USD 124.9m), which is included in “Operating expenses” of which USD 131.8m (2023: USD 118.5m, 2022: USD 117.2m) pertains to cost for seafarers on board vessels on short term contracts and USD 9.6m (2023: USD 8.6m, 2022: USD 7.7m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.

USD '000	2024	2023	2022
Non-Executive Board and Committee remuneration, short term
Christopher H. Boehringer	212	214	210
David N. Weinstein	217	219	207
Göran Trapp	163	164	155
Annette Malm Justad	163	164	155
Total	755	761	727

NOTE 5 – continued
Executive Management

USD '000	Salary	Taxable benefits	Annual performance bonus	Share-based payment	Total
Executive Management remuneration
Jacob Meldgaard
2022, TORM A/S¹⁾	1,040	39	593	—	1,672
2022, TORM plc¹⁾	72	—	—	439	511
2023, TORM A/S¹⁾	1,119	40	1,277	—	2,436
2023, TORM plc¹⁾	77	—	—	4,383	4,460
2024, TORM A/S¹⁾	1,141	40	1,233	—	2,414
2024, TORM plc¹⁾	76	—	—	5,530	5,606
¹⁾ Paid by legal entity as noted.
Senior Management Team
The aggregated compensation expensed by the Group to the three (2023: three, 2022: three) other members of the Senior Management
Team in 2024 (excluding CEO Jacob Meldgaard) was USD 9.5m (2023: USD 7.5m, 2022: USD 2.8m), which includes an aggregate of
USD 0.1m (2023: USD 0.1m, 2022: USD 0.1m) allocated for pensions (defined contribution plans) and share-based payment of USD
7.5 m (2023: 6.0m, 2022: 0.7m)  for these individuals.
LTIP element of CEO Jacob Meldgaard's remuneration package 2024:

	Ordinary	Ordinary	Retention	Ordinary
Grant Date	23-Mar-22	29-Mar-23	29-Mar-23	07-Mar-24
RSU LTIP grant¹⁾	255,200	255,200	300,000	255,200
Exercise price per share	DKK 58.00	DKK 220.60	USD 0.01	USD 258.40
RSU grant value assuming 100% vesting	USD 0.5m	USD 2.5m	USD 10.7m	USD 1.9m
¹⁾ LTIP award is fixed by the Board of Directors and was communicated via company announcement no. 9 dated March 23, 2022, announcement no.9 dated March 29, 2023 and announcement no.9 dated March 7, 2024, therefore there is no minimum or maximum for 2022, 2023 and 2024.
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
Refer to Long-Term Incentive Program – restricted share units granted to the executive director on page 178 in the Annual Report
2024 for further information. The original RSUs granted to the CEO in 2016 vested in equal installments over a five years period.
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
As detailed in announcement no. 9 issued on March 23, 2022, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from January 01, 2023. The exercise price for each RSU is
DKK 58.0, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc’s 2021
Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.
As detailed in announcement no. 9 issued on March 29, 2023, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from January 01, 2024. The exercise price for each RSU is
DKK 220.6, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc’s
2022 Annual Report plus a 15% premium adjusted for the dividend payment related to TORM’s fourth quarter 2022 results. Vested
RSUs may be exercised for a period of 360 days from each vesting date. In addition to the RSUs granted above, the CEO is granted a total of 300,000 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one US cent and that all RSUs will vest on March 01, 2026.
As detailed in announcement no. 9 issued on March 07, 2024, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from January 01, 2025. The exercise price for each RSU is
DKK 258.4 corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc’s
2023 Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.
Long-term employee benefit obligations
The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units in TORM plc at a determinable price to the entity's key personnel, including the CEO. The RSUs granted entitle the holder to acquire one TORM A-share.
The program comprises the following number of shares in TORM plc:

Number of shares (1,000)	2024	2023	2022
Outstanding as of January 01	4,417.7	2,424.0	2,372.9
Granted during the period¹⁾	1,506.4	3,136.6	1,393.0
Exercised during the period	(1,345.4)	(1,137.6)	(1,078.0)
Expired/forfeited during the period	(122.1)	(5.3)	(263.9)
Outstanding as of December 31	4,456.6	4,417.7	2,424.0

Exercisable as of December 31	—	—	—
¹⁾ Includes additional 36,259 RSUs granted in 2024 to adjust for the impact of dividends on the share price in accordance with the original terms of the grant. No modifications to the terms of the grant in the RSU program have occurred.
In 2022, the Board of Directors agreed to grant a total of 1,137,770 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 58.0 The exercise period is 360 days from each vesting date. The fair value of the options granted in 2022 was determined using the Black-Scholes model and is not material. The average remaining contractual life for the restricted shares as of December 31, 2022 was 1.5 years, and as of December 31, 2024 was 0.0 years.
In 2023, the Board of Directors agreed to grant a total of 1,248,153 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 220.6. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2023 was determined using the Black-Scholes model  and amounts to USD 10.8m. The average remaining contractual life for the restricted shares as of December 31, 2023 was 1.5 years, and as of December 31, 2024 was one year. In addition to the RSUs granted above, the other management is granted a total of 1,333,222 RSUs in the Additional Retention
Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one US cent and that all
RSUs will vest on March 01, 2026. The fair value of the options in the Additional Retention Program granted in 2023 was determined using the Black-Scholes model and amounts to USD 40.4m.
In 2024, the Board of Directors agreed to grant a total of 1,214,986 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 258.4. The exercise period is  360 days from each vesting date. The fair value of the options granted in 2024 was determined using the Black-Scholes model and amounts to USD 8.1m. The average remaining contractual life for the restricted shares as of December 31, 2024 is 1.5 years.
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

NOTE 6 – REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY’S ANNUAL GENERAL MEETING
The remuneration of the auditor is required to be presented as follows:

USDm	2024	2023	2022
Audit fees
Fees payable to the Company's auditor for the audit of the Company's annual accounts	1.2	1.2	0.9
Audit of the Company's subsidiaries pursuant to legislation	0.1	0.1	0.1
Total audit fees	1.3	1.3	1.0

Non-audit fees
Audit-related services	0.5	0.1	0.2
Others	0.5	0.1	0.2
Total non-audit fees	1.0	0.2	0.4

Total	2.3	1.5	1.4
Under SEC regulations, the remuneration of the auditor of USD 2.3m (2023: USD 1.5m, 2022: USD 1.4m) is required to be presented as follows: Audit fees USD 1.8m (2023: USD 1.4m, 2022: USD 1.2m), audit-related fees USD 0.5m (2023: USD 0.1m, 2022: USD
0.2m), tax fees USD 0.0m (2023: USD 0.0m, 2022: USD 0.0m), and all other fees USD 0.0m (2023: USD 0.0m, 2022: USD 0.0m.).
TORM's Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

NOTE 7 – FINANCIAL ITEMS

USDm	2024	2023	2022
Financial income
Interest income from cash and cash equivalents, including restricted cash ¹⁾	24.5	14.2	4.0
Other financial income	0.3	0.1	—
Total	24.8	14.3	4.0

Financial expenses
Interest expenses on borrowings ¹⁾	69.7	55.6	48.5
Financial expenses arising from lease liabilities regarding right-of-use assets	0.6	0.5	0.2
Exchange rate adjustments, including loss from forward exchange rate contracts	0.7	0.4	0.5
Commitment fee	1.9	1.3	0.6
Amortization of interest rate swaps	1.7	2.2	2.4
Ineffectiveness on interest rate swaps	(1.5)	(2.4)	(3.6)
Other financial expenses	1.0	3.3	0.2
Total	74.1	60.9	48.8

Total financial items	(49.3)	(46.6)	(44.8)
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
unrealized losses from securities, and other financial expenses including payments under interest rate hedge instruments. Interest is recognized in accordance with the accrual basis of accounting considering the effective interest rate.

NOTE 8 – TAX

USDm	2024	2023	2022
Tax on profit for the year
Current tax for the year	1.0	0.6	0.5
Adjustments related to previous years	(1.0)	—	(0.1)
Adjustment of deferred tax	(3.3)	2.2	(7.3)
Income tax charge for the year	(3.3)	2.8	(6.9)
Tonnage tax charge for the year	1.3	1.2	1.0
Total	(2.0)	4.0	(5.9)
Adjustment of deferred tax of USD (3.3)m for the year ended December 31, 2024 primarily consists of the recognition of deferred tax assets for unused tax credits for charges subject to the corporate interest restriction and for carried forward losses.
The majority of the Group's taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. As such, the Group has elected to participate in the Danish tonnage tax scheme; the participation is binding until December
31, 2034.
The Group expects to participate in the tonnage tax scheme after the binding period and, as a minimum, to maintain an investment and activity level equivalent to that at the time of entering the tonnage tax scheme.
Under the different tonnage tax schemes that TORM is subject to, income and expenses from shipping activities are not subject to direct taxation, and accordingly, an effective rate reconciliation has not been provided, as it would not provide any meaningful information.
Instead, the taxable income is calculated from:
•The net tonnage of the vessels used to generate the income from shipping activities
•A rate applicable to the specific net tonnage of the vessels based on a sliding scale
Corporate income tax is primarily levied on the Group’s non-vessel-related activities. The effective tax rate of the Group is 0.3% (2023:
1.0%, 2022 (1.0)%). Net deferred tax liability in relation to activities outside the tonnage tax regime amounts to USD 6.2m.

USDm	2024	2023	2022
Deferred tax assets
Deferred tax assets related to Corporate Interest Restriction	1.7	0.5	3.4
Deferred tax assets related to trading losses	6.9	5.1	4.6
Other temporary differences	0.4	—	—
Deferred tax assets before offset	9.0	5.6	8.0

Offset against deferred tax liabilities from Corporate Interest Restriction	—	(0.5)	(3.4)
Offset against deferred tax liabilities from trading losses	—	(4.7)	(4.0)
Offset from tax liabilities	(5.9)	—	—
Deferred tax assets, net as of December 31	3.1	0.4	0.6

Deferred tax liabilities
Deferred tax liabilities arising from changes in equity	5.9	8.5	13.2
Other temporary differences	0.3	0.3	0.3
Deferred tax liabilities before offset	6.2	8.8	13.5

Offset against tax liabilities arising from changes in equity	(5.9)	—	—
Offset from tax assets	—	(5.2)	(7.4)
Deferred tax liabilities in the balance sheet	0.3	3.6	6.1

NOTE 8 – continued
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
As per December 31, 2024, there are unused tax credits of USD2.2m (2023: USD 2.2m, 2022 2.2m) relating to prior year losses, as the utilization of these losses may not be used to offset taxable profit due to a high degree of uncertainty of future taxable profits.
The deferred tax liability is derived from temporary differences between the accounting and tax values of derivative financial instruments of USD 5.9m (2023: USD 8.5m, 2022: USD 13.2m) and intangible assets of USD 0.0m (2023: USD 0.0m, 2022: 0.3m).

USDm	2024	2023	2022
Non-current tax liability related to held-over gains
Balance as of December 31	(45.2)	(45.2)	(45.2)
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
Accounting Policies
Pillar Two Tax Effects
Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. Under the legislation, the parent company will be required to pay, in UK, top-up tax on profits of its subsidiaries that are taxed at an effective tax rate of less than 15%. The main jurisdictions in which exposures to this tax may exist include Denmark, Singapore and the US.
As the majority of these companies’ revenue consist of international shipping income, it is assessed that this income will be excluded from the GloBE income with reference to the shipping carveout described in Article 3.3.
TORM has applied the exception in IAS 12 'Income Taxes' to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Based on our fiscal year for 2024, the Group has prepared a preliminary Transitional Country-by-Country Reporting (CbCR) Safe
Harbour assessment concluding that we expect to be eligible for the Transitional CbCR Safe Harbour in a majority of jurisdictions in which we are present. As of December 31, 2024, the calculated top-up tax does not have a material impact on our financial result.

NOTE 8 – continued
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

NOTE 9 – INTANGIBLE ASSETS

USDm	2024	2023	2022
GOODWILL
Cost:
Balance as of January 01	13.2	13.2	11.4
Exchange rate adjustments	(0.1)	—	—
Additions from business combinations	—	—	1.8
Balance as of December 31	13.1	13.2	13.2

Impairment:
Balance as of January 01	11.4	11.4	11.4
Impairment losses	—	—	—
Balance as of December 31	11.4	11.4	11.4
Carrying amount	1.7	1.8	1.8
The opening balance in 2022 on goodwill cost and impairment relates to the reverse acquisition of TORM A/S in 2015, which was impaired in 2016. The goodwill addition in 2022 of USD 1.8m relates to the acquisition of Marine Exhaust Technology A/S, which is allocated to the Marine Engineering cash-generating unit. Please refer to note 34 for further reference on acquisition and note 12 for further reference on impairment testing.

USDm	2024	2023	2022
OTHER INTANGIBLE ASSETS
Cost:
Balance as of January 01	2.8	2.3	—
Exchange rate adjustments	—	—	0.2
Additions	1.1	0.5	0.6
Additions from business combinations	—	—	1.2
Transfer from other items	—	—	0.3
Balance as of December 31	3.9	2.8	2.3

Amortization:
Balance as of January 01	1.0	0.4	—
Amortization for the year	0.9	0.6	0.3
Transfer from other items	—	—	0.1
Balance as of December 31	1.9	1.0	0.4
Carrying amount	2.0	1.8	1.9

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
NOTE 9 – continued
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
•Software: 3 years
•Scrubber test facility: 2 years
•Customer list: 7 years

NOTE 10 – TANGIBLE FIXED ASSETS

USDm	2024	2023	2022
LAND AND BUILDINGS
Cost:
Balance as of January 01	14.6	12.0	10.9
Exchange rate adjustment	(0.2)	(0.2)	(0.3)
Additions	5.6	4.4	0.3
Additions from business combinations	—	—	1.1
Disposals	(2.4)	(1.6)	—
Balance as of December 31	17.6	14.6	12.0

Depreciation:
Balance as of January 01	9.1	8.2	6.1
Exchange rate adjustment	0.2	—	(0.2)
Disposals	(2.3)	(1.6)	—
Depreciation for the year	2.5	2.5	2.3
Balance as of December 31	9.5	9.1	8.2

Carrying amount as of December 31	8.1	5.5	3.8

USDm	2024	2023	2022
VESSELS AND CAPITALIZED DRY-DOCKING
Cost:
Balance as of January 01	2,622.1	2,421.2	2,443.3
Additions	792.7	476.0	77.2
Disposals	(20.7)	(31.9)	(14.2)
Transferred from prepayments	197.5	40.6	55.1
Transferred to assets held for sale	(90.7)	(283.8)	(140.2)
Balance as of December 31	3,500.9	2,622.1	2,421.2

Depreciation:
Balance as of January 01	536.3	543.8	475.0
Disposals	(20.7)	(31.9)	(14.2)
Depreciation for the year	186.7	143.7	133.7
Transferred to assets held for sale	(41.7)	(119.3)	(50.7)
Balance as of December 31	660.6	536.3	543.8

Impairment:
Balance as of January 01	15.6	21.5	30.5
Impairment losses on tangible fixed assets¹⁾	—	—	2.7
Transferred to assets held for sale	(2.0)	(5.9)	(11.7)
Balance as of December 31	13.6	15.6	21.5

Carrying amount as of December 31	2,826.7	2,070.2	1,855.9
¹⁾ For additional information regarding impairment considerations, please refer to Note 12

NOTE 10 – continued
Included in the carrying amount for “Vessels and capitalized dry-docking” are capitalized dry-docking costs in the amount of USD
108.2m (2023: USD 75.1m, 2022: USD 50.1m).
Included in the carrying amount for “Vessels and capitalized dry-docking” are vessels on time charter leases (as lessor) in the amount of
USD 395.5m (2023: 169.8m, 2022: 13.7m). Please refer to Note 23 for expected redelivery of the vessels.
In 2024 TORM took delivery of 19 (2023: 5, 2022: 0) vessels in connection with partly share-based transactions for a total purchase price of USD 864.5m (2023: USD 173.0m, 2022: 0.0m), of which USD 86.0m was paid in 2023. The fair value of the vessels is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers’ primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery.

USDm	2024	2023	2022
PREPAYMENTS ON VESSELS
Cost:
Balance as of January 01	86.0	—	12.0
Additions	111.5	126.6	43.1
Transferred to vessels	(197.5)	(40.6)	(55.1)
Balance as of December 31	—	86.0	—

Carrying amount as of December 31	—	86.0	—

USDm	2024	2023	2022
OTHER PLANT AND OPERATING EQUIPMENT
Cost:
Balance as of January 01	11.2	10.5	9.3
Exchange rate adjustment	(0.1)	—	(0.2)
Additions	1.3	1.3	0.8
Additions from business combinations	—	—	1.6
Disposals	(6.5)	(0.6)	(0.7)
Transfers	—	—	(0.3)
Balance as of December 31	5.9	11.2	10.5

Depreciation:
Balance as of January 01	6.8	4.9	3.0
Exchange rate adjustment	(0.1)	—	(0.2)
Disposals	(5.9)	(0.6)	(0.6)
Depreciation for the year	1.8	2.5	2.8
Transfers	—	—	(0.1)
Balance as of December 31	2.6	6.8	4.9

Carrying amount as of December 31	3.3	4.4	5.6

NOTE 10 – continued
For information on assets provided as collateral security, please refer to Note 21. Please refer to Note 12 for information on impairment testing.
The depreciation expense related to “Other plant and operating equipment” of USD 1.8m relates to “Administrative expense” (2023:
USD 2.5m, 2022: USD 2.8m). Depreciation and impairment losses on tangible fixed assets on “Vessels and capitalized dry-docking”
relate to operating expenses.
Accounting Policies
Vessels
Vessels consist of owned vessels and vessels financed via sale and leaseback transactions. Vessels  are measured at cost less accumulated depreciation and accumulated impairment losses. Costs comprise acquisition costs and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction. In partly share-based acquisitions, vessels are measured at fair value at the delivery date, where the purchase price is compared to valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels and adjusted if a material difference is identified. All major components of vessels (scrubbers, etc.) except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful life. Different drivers such as
TORM’s short and long-term climate targets, the revised IMO’s Green House Gas Strategy, and other new regulation and policies with increased focus on carbon reduction on both short and long-term impact the determination of the estimated useful life.
Considering the different drivers, TORM estimates the useful life to be 25 years for newbuildings - in line with previous years and with what is used by other shipowners with comparable tonnage. Depreciation is based on costs less the estimated residual value.
Residual value is estimated as the lightweight tonnage of each vessel multiplied by the recycling prices per ton. TORM has completed phasing in green recycling prices in the calculation of residual values by applying a weighted average of green recycling and conventional recycling prices, while using a 3-year average to limit volatility. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM’s business plans.
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
A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next dry-
docking. Depreciation thereof is carried over the period until the next dry-docking. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which again is based on experience and history of similar vessels. For second-hand vessels, a dry-docking asset is also segregated and capitalized separately, taking into account the normal docking intervals of the vessels.
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

NOTE 10 – continued
Land and buildings and other plant and operating equipment
Land and buildings and other plant and operating equipment consist of leaseholds regarding office buildings, leasehold improvements, company cars, IT equipment, and software and is measured at historical cost less accumulated depreciation and any impairment loss.
Any subsequent cost is included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits are associated with the item and the cost of the item can be measured reliably. Depreciation is based on the straight-
line method over the estimated useful life of the assets. The current estimates are:
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

NOTE 11 – LEASING
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
Please refer to Note 10.
As of December 31, 2024, TORM had recognized the following right-of-use assets:

USDm	Land and buildings	Other plant and operating equipment
Cost:
Balance as of January 01, 2024	14.6	1.5
Exchange rate adjustments	(0.2)	—
Additions	5.6	—
Disposals	(2.4)	(0.3)
Balance as of December 31, 2024	17.6	1.2

Depreciation:
Balance as of January 01, 2024	9.1	0.7
Exchange rate adjustment	0.2	—
Disposals	(2.3)	(0.3)
Depreciation for the year	2.5	0.3
Balance as of December 31, 2024	9.5	0.7

Carrying amount as of December 31, 2024	8.1	0.5

USDm	Land and buildings	Other plant and operating equipment
Cost:
Balance as of January 01, 2023	12.0	1.3
Exchange rate adjustments	(0.2)	0.1
Additions	4.4	0.1
Disposals	(1.6)	—
Balance as of December 31, 2023	14.6	1.5

Depreciation:
Balance as of January 01, 2023	8.2	0.4
Exchange rate adjustments	—	(0.1)
Disposals	(1.6)	—
Depreciation for the year	2.5	0.4
Balance as of December 31, 2023	9.1	0.7

Carrying amount as of December 31, 2023	5.5	0.8

NOTE 11 – continued

USDm	Land and buildings	Other plant and operating equipment
Cost:
Balance as of January 01, 2022	10.9	0.7
Exchange rate adjustments	(0.3)	—
Additions	0.3	0.1
Additions from business combinations	1.1	0.9
Disposals	—	(0.4)
Balance as of December 31, 2022	12.0	1.3

Depreciation:
Balance as of January 01, 2022	6.1	0.5
Disposals	—	(0.3)
Depreciation for the year	2.3	0.2
Balance as of December 31, 2022	8.2	0.4

Carrying amount as of December 31, 2022	3.8	0.9
The table below describes the nature of the Group’s leasing activities by type of right-of-use assets recognized on the balance sheet as of
December 31, 2024:

	Land and buildings		Other plant and operating equipment
No. of right-of-use assets leased	16		6
Range of remaining term	0 - 5	years	0 - 2	years
Average remaining lease term	2.7	years	2.1	years
No. of leases with extension options	12		6
No. of leases with options to purchase	0		1
No. of leases with termination options	12		8
Lease liabilities regarding right-of-use assets are included on the balance sheet under “Borrowings”.

USDm	2024	2023	2022
Maturity analysis - contractual undiscounted cash flow
Less than one year	3.1	2.9	2.7
One to five years	7.2	4.7	2.6
More than five years	—	—	—
Total undiscounted lease liabilities as of December 31	10.3	7.6	5.3

Lease liabilities included under “Borrowings” as of December 31	8.6	6.6	5.0

Non-current	6.4	4.1	2.5
Current	2.2	2.5	2.5

NOTE 11 – continued
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
Cash outflow for leases
The total cash outflow for leases amounts to USD 3.6m (2023: USD 3.2m, 2022: USD 2.7m).
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

NOTE 12 – IMPAIRMENT TESTING
The Management of TORM has assessed that TORM has two CGUs being the Main Fleet and the Marine Engineering cash-generating unit, following the acquisition of Marine Exhaust Technology A/S in 2022 and the disposal of the two remaining Handysize vessel in
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
The Marine Engineering segment represent a single CGU because cash inflows are generated independent of the cash inflows from the
Main Fleet from serving the existing external customer base of the Marine Engineering segment.
As of December 31, 2024, the Management tested the carrying amount of Marine Engineering investment for impairment as further set out below.
Tanker Segment
As of December 31, 2024, the Management has assessed indicators of impairment that include, but are not limited to, broker vessel values, time charter rates, weighted average cost of capital, any other adverse impacts from current economic, environmental, and geopolitical uncertainty, as well as the carrying amount of the net assets against the market capitalization. Vessel values from two internationally recognized shipbrokers were on average 26.0% above the carrying value of the vessels in the Main Fleet CGU, supporting the carrying amount. Consequently, the Management did not determine the recoverable amount of the CGU as no indicators were identified.
As of December 31, 2023 and December 31, 2022, the assessment of the recoverable amount of the Main Fleet was based on the fair value less cost of disposal.

	Recoverable amount			Excess values (recoverable amount less carrying amount) ¹⁾
	2024	2023	2022	2024	2023	2022
CGU	USDm	USDm	USDm	USDm	USDm	USDm
Main Fleet ²⁾	N/A	3,495.0	2,647.0	N/A	952.1	784.0
Total	N/A	3,495.0	2,647.0	N/A	952.1	784.0
¹⁾ Included in the excess value is the outstanding installments for purchased not delivered vessels.
²⁾ No impairment losses and reversals was incurred in 2024, 2023 and 2022.
December 31, 2024
As noted above, the recoverable amount of the Main Fleet CGU was not determined as no indicators of impairment were identified.
Additionally, no impairment was recognized during 2024 in connection with disposal of individual vessels as set out in Note 10.

NOTE 12 – continued
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
Based on this review, the Management concluded that as of December 31, 2023 assets within the Main Fleet were not impaired as fair value less costs of disposal exceeded the carrying amount by USD 952m.
No impairment was recognized during 2023 in connection with disposal of individual vessels as set out in Note 8 in the Annual Report
2023.
December 31, 2022
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
We have assessed the impact from climate changes and the potential adverse impact on vessel values, however, no specific adjustments in this respect have been reflected in the impairment testing of the Main Fleet given the recoverable amount has been based on the fair value less costs of disposal. Further discussion can be found in the Audit Committee Report, page 91 and TCFD pages 75-77 in the Annual Report for 2022. We continue to monitor the development closely, and we continuously work on more specific plans for our ambition to have zero CO2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.
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

Marine Engineering Segment
Marine Exhaust Technology A/S was acquired in 2022 which was also the first year the impairment testing was performed.
December 31, 2024
As of December 31, 2024, the assessment of the recoverable amount of the Marine Engineering cash-generating unit is based on value in use. The result of the impairment test showed an excess value of USD 28.6m compared to the carrying amount. No impairment of goodwill was recognized as of December 31, 2024.
Key assumptions used in the determination of value in use
The value in use is calculated based on future cash flows using a five-year budget period from 2025-2029. The future cash flows are based on the budget for 2025, assuming no growth in sales. Cost of goods sold is calculated using the gross margins from the 2025 budget. The gross margins are assumed to be constant in the budget period. Operating costs are based on the 2025 budget and are being inflated in the forecast period with the assumed inflation rates of 2% - 3% p.a. Cash levels are assumed constant in the forecast period, investments in non-current assets are USD 0.2m in 2025 and zero afterwards, and lastly, leasing liabilities are assumed constant. The terminal value extending beyond 2029 are based on a continuation of before mentioned parameters.
The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 7.4% as of
December 31, 2024. The WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital structure were the key parameters.
The impairment test was sensitive to reasonably possible changes in the key assumptions, which may result in future impairments.
These were related to the future development in sales across all revenue segments. All other things being equal, the sensitivities to the value in use have been assessed as follows:
•An increase/decrease in the total sales of 10.0% from 2025 and onwards would result in an increase/decrease in the value in use of USD 13.3m.
December 31, 2023
As of December 31, 2023, the assessment of the recoverable amount of the Marine Engineering cash-generating unit is based on value in use. The result of the impairment test showed an excess value of USD 9.8m compared to the carrying amount. No impairment of goodwill was recognized as of December 31, 2023.
Key assumptions used in the determination of value in use
The value in use is calculated based on future cash flows using a five-year budget period from 2024-2028. The future cash flows are based on the budget for 2024, assuming no growth in sales. Cost of goods sold is calculated using the gross margins from the 2024 budget. The gross margins are assumed to be constant in the budget period. Operating costs are based on the 2024 budget and are being inflated in the forecast period with the assumed inflation rates of  2% - 3% p.a. Cash levels are assumed constant in the forecast period, investments in non-current assets are USD 0.1m in 2024 and zero afterwards, and lastly, leasing liabilities are assumed constant. The terminal value extending beyond 2028 are based on a continuation of before mentioned parameters.
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

December 31, 2022
As of December 31, 2022, the assessment of the recoverable amount of the Marine Engineering cash-generating unit is based on value in use. The result of the impairment test showed an excess value of USD 3.2m compared to the carrying amount. No impairment of goodwill was recognized as of December 31, 2022.
Key assumptions used in the determination of value in use
The value in use is calculated based on future cash flows using a five-year budget period from 2023-2027. The future cash flows are based on the budget for 2023, assuming no growth in sales. Cost of goods sold is calculated using the gross margins from the 2023 budget. The gross margins are assumed to be constant in the budget period. Operating costs are based on the 2023 budget and are being inflated in the forecast period with the assumed inflation rates of 2% - 3% p.a. Cash levels are assumed constant in the forecast period, investments in non-current assets are USD 0.3m in 2023 and zero afterwards, and lastly, leasing liabilities are assumed constant. The terminal value extending beyond 2027 are based on a continuation of before mentioned parameters.
The discount rate used in the value in use calculation was based on a Weighted Average Cost of Capital (WACC) of 10.8% as of
December 31, 2022. The WACC was calculated by using a standard WACC model in which cost of equity, cost of debt and capital
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

NOTE 13 – LOAN RECEIVABLES

USDm	2024	2023	2022
Loan receivables
Cost:
Balance as of January 01	4.7	4.7	4.7
Balance as of December 31	4.7	4.7	4.7

Expected credit loss:
Balance as of January 01	0.2	0.1	0.1
Additions during the year	—	0.1	—
Balance as of December 31	0.2	0.2	0.1

Carrying amount as of December 31	4.5	4.5	4.6
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
Accounting Policies
Loan receivables
Loan receivables are initially recognized on the balance sheet as fair value less transaction costs. After initial recognition, loan receivables are measured at amortized cost. Amortized cost is defined as the amount initially recognized reduced by principal repayments and allowances for the expected credit loss (ECL).

NOTE 14 – INVENTORIES

USDm	2024	2023	2022
Bunkers	46.1	49.3	52.8
Lubeoil	10.9	8.5	8.3
EU Emission Allowances	5.6	0.2	—
Other	5.8	3.7	10.9
Balance as of 31 December	68.4	61.7	72.0
During 2024, bunker inventories of USD 278.2m (2023:USD 272.4m, 2022: USD 295.5m) were recognized as an expense in Port expenses, bunkers, commissions, and other cost of goods and services sold.
During 2024, lubeoil inventories of USD 8.1m (2023: USD 7.5m, 2022: USD 6.4m) were recognized as an expense in Operating expenses.
During 2024, EU Emission Allowances inventories of USD 5.0m (2023: USD 0.0m, 2022: USD 0.0m) were recognized as an expense in Port expenses, bunkers, commissions, and other cost of goods and services sold.
During 2024, other inventories of USD 9.3m (2023: USD 22.7m, 2022: USD 0.6m) were recognized as an expense in Port expenses, bunkers, commissions, and other cost of goods and services sold.
Accounting Policies
Inventories consist of bunkers, lubeoil, EU Emission Allowances and other inventories.
Bunkers, lubeoil and other inventories are stated at the lower of cost in accordance with the FIFO-principle and net realizable value.
Cost of bunkers and lubeoil includes expenditure incurred in acquiring bunkers and lubeoil including delivery costs less discounts. The cost of other inventories consists of raw materials and components based on direct costs, direct payroll costs and a proportionate share of indirect production costs. Indirect production costs include the proportionate share of capacity costs directly relating hereto, which are allocated on the basis of the normal capacity of the production facility .
At January 01, 2024 the EU Emission Trading System was extended to maritime transport emissions, where shipping companies must surrender allowances to cover emissions related to EU port calls. EU Emission Allowances are purchased in connection with TORM's cargo transportation only, similar to a tax on purchase of bunkers. TORM has no intention of selling or trading the allowances.
In the absence of any specific IFRS standards or IFRIC interpretations on accounting for emission rights of carbon dioxide generated as part of the EU Emission Trading scheme (EU ETS), and considering the above, EU Emission Allowances are treated similar to bunker inventories. The following policies are applied for EU Emission Allowances:
The emission rights are considered as a part of the bunker consumption for the delivery of transportation services and thus recognized as inventories at their acquisition cost.
As these allowances are utilized during the voyage, the carrying amount of these allowances are recognized as an expense against a liability in the period in which the associated revenue is recognized.

NOTE 15 – TRADE RECEIVABLES

USDm	2024	2023	2022
Analysis as of December 31 of trade receivables:
Gross trade receivables:
Not due	73.0	97.5	122.3
Due < 30 days	32.0	42.6	52.1
Due between 30 and 180 days	82.6	62.4	76.8
Due > 180 days	6.3	19.2	18.9
Total gross	193.9	221.7	270.1
Allowance for expected credit loss	10.0	10.7	10.6
Total net	183.9	211.0	259.5
The Management makes allowances for expected credit losses based on “the simplified approach” according to IFRS 9 to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables.
As a result of improved collection efforts and decreased losses on trade receivables, the Management reassessed the accounting estimates included in the expected credit loss allowance matrix during 2024. The outcome of the reassessment resulted in an updated allowance matrix, reversing allowances of USD 5.9m in 2024.
Expected credit loss for receivables overdue 180 days or less is 0%-3%, depending on the category of the receivable. Expected credit loss for receivables overdue more than 180 days is 10%-100%, depending on the category of the receivable. Expected credit loss for receivables overdue more than one year is  50%-100%, also depending on the category of the receivable. For all “legal” cases, allowances of 100% are made.
Movements in provisions for impairment of trade receivables during the year are as follows:

USDm	2024	2023	2022
Allowance for expected credit loss
Balance as of January 01	10.7	10.6	4.7
Provisions for the year	5.8	3.3	6.5
Provisions reversed during the year	(6.5)	(3.2)	(0.6)
Balance as of December 31	10.0	10.7	10.6
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
NOTE 16 – OTHER RECEIVABLES

USDm	2024	2023	2022
Derivative financial instruments	33.0	37.6	55.3
Escrow accounts	1.4	14.9	14.9
Vessel sale	18.9	—	—
Other	6.3	8.0	3.8
Balance as of December 31	59.6	60.5	74.0
No significant other receivables are past due or credit impaired.
The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to Note 26 for further information on fair value hierarchies.
NOTE 17 – PREPAYMENTS

USDm	2024	2023	2022
Prepaid operating expenses	1.7	1.2	—
Prepaid bareboat hire	2.8	0.8	3.0
Prepaid customer contract assets	2.4	2.5	3.0
Other prepayments	5.3	10.7	4.4
Balance as of December 31	12.2	15.2	10.4

NOTE 18 – COMMON SHARES AND TREASURY SHARES

Common shares		2024	2023	2022
	Nominal value per share (USD)	Number of shares	Number of shares	Number of shares
A-shares	0.01	97,814,051	86,225,684	82,311,299
B-shares	0.01	1	1	1
C-shares	0.01	1	1	1
Total		97,814,053	86,225,686	82,311,301
During the year, the share capital was increased by 11,588,367 A-shares with a nominal value of USD 115,883.67. The total amount including share premium amounted to USD 331.7m. USD 319.2m was non-cash increases in conjunction with the acquisition of the
19 vessels, and USD 12.5m was contributed in cash in connection with exercises of Restricted Share Units.
During 2023, the share capital was increased by 3,914,385 A-shares with a nominal value of USD 39,143.90.The total amount including share premium amounted to USD 92.7m. USD 86.5m was a non-cash increase in conjunction with the acquisition of the five vessels, and USD 6.2m was contributed in cash in connection with exercises of Restricted Share Units.
During 2022, the share capital was increased by 1,078,030 A-shares with a nominal value of USD 10,780.30 in connection with exercise of Restricted Share Units leading to a total cash contribution of USD 8.0m.
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
either without any Board member disputing such notice or with at least 2/3 of the Board members confirming such notice, and (iii)
both of the B-share and the C-share are redeemed at the same time.

NOTE 18 – continued

Treasury shares	2024	2023	2022
Number of shares ('000)
Balance as of January 01	493.4	493.4	493.4
Balance as of December 31	493.4	493.4	493.4

	2024	2023	2022
Nominal value USD '000
Balance as of January 01	4.9	4.9	4.9
Balance as of December 31	4.9	4.9	4.9

Treasury shares - continued	2024	2023	2022
Percentage of share capital
Balance as of January 01	0.6%	0.6%	0.6%
Dilution due to capital increases	(0.1)	—%	0.0%
Balance as of December 31	0.5%	0.6%	0.6%
As of December 31, 2024, the Company's holding of treasury shares represented 493,371 shares (2023: 493,371 shares, 2022: 493,371 shares) of USD 0.01 each at a total nominal value of USD 0.0m (2023: USD 0.0m, 2022: USD 0.0m) and a market value of USD 9.6m
(2023: USD 14.9m, 2022: USD 14.0m).
We plan to solicit the approval of our shareholders and apply for a court order from the Companies Court in England and Wales to effect the cancellation of 493,371 treasury shares that we purchased in share buybacks on Nasdaq Copenhagen A/S in 2016 and 2020.
The cancellation of these treasury shares is intended to rectify the fact that these repurchases were not made in accordance with the
UK Companies Act, which distinguishes between buybacks effected through “market purchases” and “off-market purchases.” We effected these buybacks under “market purchase” resolutions; however, for purposes of the UK Companies Act, Nasdaq Copenhagen
A/S is an overseas exchange, making it ineligible for buybacks conducted under the “market purchase” provisions. The cancellation of the affected treasury shares will not affect the rights attached to, or result in any other change to, any of our other shares (or their nominal value).
Restricted Share Units
Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to note 5.
NOTE 19 – OTHER LIABILITIES

USDm	2024	2023	2022
Accrued operating expenses	22.7	17.8	10.5
Accrued interest	11.3	2.1	3.6
Wages and social expenses	19.0	22.4	15.1
Accrued administration expenses	2.6	1.9	1.5
Derivative financial instruments	2.5	2.8	1.9
EU Emission Allowances	5.2	—	—
Other	0.9	1.2	1.5
Balance as of December 31	64.2	48.2	34.1

Hereof non-current	2.9	3.0	3.0
Hereof current	61.3	45.2	31.1
The carrying amount is a reasonable approximation of fair value due to the short-term nature of the payable. Please refer to note 26 for further information on fair value hierarchies.
Accounting Policies
Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

NOTE 20 – EFFECTIVE INTEREST RATE, OUTSTANDING BORROWINGS

		2024			2023			2022
USDm	Fixed/ floating	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾
Borrowings
Syndicate Facility⁵⁾	Floating	2029	7.2%	160.0	2028	6.6%	224.0	2026	7.6%	143.8
Bond Facility⁵⁾	Fixed	2029	9.9%	200.0	—	—	—	—	—	—
DSF Facility⁵⁾	Floating	2029	6.4%	123.8	2029	5.9%	140.1	2027	6.7%	201.8
DSF Facility 2⁵⁾	Floating	2029	6.2%	92.0	2029	5.8%	52.5	—	—	—
DSF Facility 3⁵⁾	Floating	2031	6.2%	29.8	—	—	—	—	—	—
HCOB Facility⁵⁾	Floating	2031	7.4%	87.5	2029	7.8%	31.2	2025	9.9%	42.4
ING⁵⁾	Floating	2029	6.4%	51.4	2029	5.9%	57.9	—	—	—
KFW Facility⁵⁾	Floating	2032	7.1%	31.8	2032	6.4%	34.8	2032	7.1%	37.9
BoComm 2 (USD)³⁾	Floating	2032	7.6%	62.1	2032	7.0%	66.7	2031	7.4%	71.3
BoComm 3 (USD)³⁾	Floating	2029	7.9%	73.5	2029	7.3%	82.2	2029	7.8%	90.9
CDBL³⁾	Fixed	2032	6.1%	136.5	2032	5.7%	149.0	2029	5.8%	160.8
Springliner (USD)³⁾	Fixed	2026	4.8%	25.0	2026	4.8%	27.9	2026	4.8%	30.7
CMBFL³⁾	Fixed	2033	5.8%	159.5	2033	5.7%	195.8	2033	4.9%	37.3
Other credit facilities	Floating	2026	4.3%	1.8	2026	4.7%	4.8	2026	3.1%	4.9
CEXIM (USD)⁵⁾	Floating	—	—	—	—	—	—	2030	7.0%	41.1
HCOB Facility 2⁵⁾	Floating	—	—	—	—	—	—	2026	8.3%	21.1
BoComm 1 (USD)³⁾	Floating	—	—	—	—	—	—	2025	8.7%	49.4
Eifuku (USD)³⁾	Floating	—	—	—	—	—	—	2026	7.9%	20.9
Showa (USD)³⁾	Floating	—	—	—	—	—	—	2024	8.6%	18.7
Weighted average effective interest rate⁴⁾			7.1%			6.2%			7.1%
Total borrowings				1,234.7			1,066.9			973.0
Borrowing costs				(17.0)			(13.9)			(11.1)
Right-of-use lease liabilities				8.6			6.6			5.0
Total				1,226.3			1,059.6			966.9
Hereof non-current				1,061.0			886.9			849.8
Hereof current				165.3			172.7			117.1
¹⁾ Effective interest rate includes deferred borrowing costs.
²⁾ Because of the floating interest rate, the carrying value of the Group's borrowings is approximately equal to the fair value except for fixed rate borrowings, where the fair value amounts to USD 544.8m (2023: USD 402.8m, 2022: USD 223.5m (compared to a total carrying value as of December 31, 2024 of USD 521.0m, 2023: USD 372.7m, 2022: USD 233.7m).
³⁾ Lease debt recognized under sale and leaseback arrangement with repurchase options (accounted for as finance transactions).
⁴⁾ Please refer to Note 24 for average interest rate including hedges.
⁵⁾ Facility with financial covenant. Total carrying value amounts to USD 776.3m as of December 31, 2024 (2023: USD 540.5m, 2022:
USD 488.1m).
In addition to the facilities above, TORM had undrawn credit facilities of USD 323.6m as of December 31, 2024. Please refer to Note
2 for further information on the Company’s liquidity and capital resources and Notes 24 and 25 for further information on interest rate swaps and financial risks.

NOTE 20 – continued
The following table summarizes the reconciliation of liabilities arising from financing activities:

		Cash movements		Non-cash movements
USDm	Opening balance as of January 01, 2024	Borrowings	Repayments	Business combin- ations	Other changes	End balance as of December 31, 2024
Borrowings	1,059.6	419.4	(256.3)	—	3.6	1,226.3
Total	1,059.6	419.4	(256.3)	—	3.6	1,226.3

		Cash movements		Non-cash movements
USDm	Opening balance as of January 01, 2023	Borrowings	Repayments	Business combin- ations	Other changes	End balance as of December 31, 2023
Borrowings	966.9	676.4	(585.4)	—	1.7	1,059.6
Total	966.9	676.4	(585.4)	—	1.7	1,059.6

		Cash movements		Non-cash movements
USDm	Opening balance as of January 01, 2022	Borrowings	Repayments	Business combin- ations	Other changes	End balance as of December 31, 2022
Borrowings	1,135.4	96.3	(275.2)	7.9	2.5	966.9
Total	1,135.4	96.3	(275.2)	7.9	2.5	966.9
Accounting Policies
Borrowings consist of mortgage debt, bank loans, bonds and lease liabilities.
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

NOTE 21 – COLLATERAL SECURITY FOR BORROWINGS
The total carrying amount of vessels which have been provided as security for borrowings amounts to USD 2,827m as of December 31,
2024 (2023: USD 2,070m, 2022: USD 1,856m), including transferred ownership under sale and leaseback arrangements accounted for as financing transactions, where the vessels are not derecognized and where vessels are provided as security for lease debt.
USD 0.7m (2023: USD 0.7m, 2022: USD 0.7m) in floating charge in Marine Exhaust Technology A/S have been provided as security for loans to other lenders.
USD 0.3m (2023: USD 0.4m, 2022: USD 0.4m) in floating charge in Marine Exhaust Technology A/S have been provided as security for loans to banks.
In 2024 zero shares (2023: 10,500 shares, 2022: 10,500 shares) in ME Production A/S with a book value of zero (2023: USD 2.1m,
2022: USD 2.1m) have been provided as security for loans to the lenders of Marine Exhaust Technology A/S.
USD 6.2m (2023: USD 6.6m, 2022: USD 6.4m) in floating charge in ME Production A/S with a book value of 7.4m (2023: USD
10.5m, 2022: USD 10.2m) have been provided as security for loans to banks.
Please refer to Note 1 for further information.
NOTE 22 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES
The guarantee commitments of the Group are less than USD 0.1m (2023: USD 0.1m, 2022: USD 0.1m) and relate to guarantee commitments to Danish Shipping.
The Group is involved in certain other legal proceedings and disputes (refer to Note 31). It is the Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations, and cash flows.

NOTE 23 – CONTRACTUAL RIGHTS AND OBLIGATIONS
The following table summarizes the Group's contractual obligations as of December 31, 2024.

USDm	2025	2026	2027	2028	2029	Thereafter	Total
Borrowings ¹⁾	167.9	166.2	132.8	118.1	488.2	170.1	1,243.3
Interest payments related to scheduled interest fixing	51.1	46.5	43.7	39.8	26.0	5.3	212.4
Estimated variable interest payments ²⁾	9.9	8.8	8.4	8.5	5.7	4.7	46.0
Committed scrubber installations ³⁾	11.9	1.1	7.9	2.1	—	—	23.0
Trade payables and other obligations	92.0	—	—	—	—	2.7	94.7
Total	332.8	222.6	192.8	168.5	519.9	182.8	1,619.4
The following table summarizes the Group's contractual obligations as of December 31, 2023.

USDm	2024	2025	2026	2027	2028	Thereafter	Total
Borrowings ¹⁾	174.9	148.0	148.4	112.0	120.0	370.2	1,073.5
Interest payments related to scheduled interest fixing	41.0	32.5	26.7	24.5	19.5	18.4	162.6
Estimated variable interest payments ²⁾	6.3	5.3	6.1	6.2	7.5	8.9	40.3
Secondhand vessel commitments	190.4	—	—	—	—	—	190.4
Committed scrubber installations ³⁾	23.6	—	2.0	8.1	2.0	—	35.7
Trade payables and other obligations	85.0	—	—	—	—	2.7	87.7
Total	521.2	185.8	183.2	150.8	149.0	400.2	1,590.2
The following table summarizes the Group's contractual obligations as of December 31, 2022

USDm	2023	2024	2025	2026	2027	Thereafter	Total
Borrowings ¹⁾	119.8	130.0	127.2	185.9	161.7	253.4	978.0
Interest payments related to scheduled interest fixing	34.8	30.6	24.7	18.0	14.1	22.1	144.3
Estimated variable interest payments ²⁾	3.3	1.6	2.5	2.2	5.5	11.1	26.2
Committed scrubber installations ³⁾	17.3	1.1	—	—	—	—	18.4
Trade payables and other obligations	81.6	—	—	—	—	2.5	84.1
Total	256.8	163.3	154.4	206.1	181.3	289.1	1,251.0
¹⁾ The presented amounts to be repaid do not include directly related borrowing costs arising from the issuing of the loans of USD
17.0m (2023: USD 13.9m. 2022: USD 11.1m), which are amortized over the term of the loans. Borrowing costs capitalized during the year amount to USD 7.3m (2023:  USD 9.0m, 2022: USD 0.7m).
²⁾ Variable interest payments are estimated based on the forward rates for each interest period including hedging instruments.
³⁾ Commitments for pollution reduction installations

NOTE 23 – continued
TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter to customers.
The following table summarizes the Group's contractual rights as of December 31, 2024

USDm	2025	2026	2027	2028	2029	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels ⁵⁾	67.8	26.2	11.9	—	—	—	105.9
Total	67.8	26.2	11.9	—	—	—	105.9
The following table summarizes the Group's contractual rights as of December 31, 2023

USDm	2024	2025	2026	2027	2028	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels ⁵⁾	37.8	24.1	—	—	—	—	61.9
Total	37.8	24.1	—	—	—	—	61.9
The following table summarizes the Group's contractual rights as of December 31, 2022

USDm	2023	2024	2025	2026	2027	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels ⁵⁾	2.1	—	—	—	—	—	2.1
Total	2.1	—	—	—	—	—	2.1
⁵⁾ Charter hire income for vessels on time charter is recognized under "Revenue". During the years revenue from time charter amounted to USD 145.6m (2023: USD 43.8m, 2022: USD 64.7m).
The average period until redelivery of the vessels for the period ended December 31, 2024 was 1.8 years (2023: 1.6 years, 2022: 0.4 years).

NOTE 24 – DERIVATIVE FINANCIAL INSTRUMENTS
Please refer to Note 26 for further information on fair value hierarchies.

USDm	2024	2023	2022
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements — fair value through profit and loss	7.8	1.7	—
Bunker swaps — fair value through profit and loss	0.3	(0.2)	—
Bunker swaps — hedge accounting	0.1	(0.5)	—

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts — hedge accounting	(2.3)	0.5	0.4
Interest rate swaps — hedge accounting	24.7	35.3	53.7
Fair value of derivatives as of December 31	30.6	36.8	54.1
Derivative financial instruments are presented as below on the balance sheet:

	Financial	Financial
USDm	assets	liabilities
2024
Offsetting financial assets and financial liabilities:
Gross amount	32.9	(2.3)
Offsetting amount	—	—
Net amount presented in the balance sheet	32.9	(2.3)

	Financial	Financial
USDm	assets	liabilities
2023
Offsetting financial assets and financial liabilities:
Gross amount	37.7	(0.9)
Offsetting amount	(0.1)	0.1
Net amount presented in the balance sheet	37.6	(0.8)

	Financial	Financial
USDm	assets	liabilities
2022
Offsetting financial assets and financial liabilities:
Gross amount	54.5	(0.4)
Offsetting amount	—	—
Net amount presented in the balance sheet	54.5	(0.4)
Derivative financial instruments assets are offset against derivative financial instruments liabilities where the counterparty is identical, where TORM has legal right to offset and intends to settle on a net basis..
Hedging of risks with derivative financial instruments is made with a ratio of 1:1 and where hedge items can be a portion of exposure.
Sources of ineffectiveness are mainly derived from differences in timing and interest base rate. Any ineffective portions of the cash flow hedges are recognized in the income statement as financial items. Value adjustments of the effective part of cash flow hedges are recognized directly to other  comprehensive income. Gains and losses on cash flow hedges are transferred upon realization from the hedging reserve into the income statement.

NOTE 24 - continued
FFAs are used to mitigate fluctuations in the freight rates of vessels with a duration of 0-24 months. The FFAs are not designated for hedge accounting.
Forward exchange contracts with a fair value of USD -2.3m (net loss) are designated as hedge accounting relationships to hedge a part of TORM payments in 2025 regarding administrative and operating expenses denominated in DKK with a notional value of DKK
348.9m (2023: DKK, 325.5m 2022: DKK 280.3m).
Interest rate swaps with a fair value of USD 24.7m (net gain) applying the USD Secured Overnight Financing Rate ("SOFR")
compounded in arrears are designated as hedge accounting relationships to fix a part of TORM's interest payments during the period
2025-2032 with a notional value of USD 498.7m (2023: USD 923.0m, 2022: USD 687.2m).
Bunker swaps with a fair value USD 0.1m (net gain) are designated as hedge accounting relationships and are  used to reduce the exposure to fluctuations in bunker prices for fixed voyages denominated in MT with a notional value of MT 9,000 (2023: MT 9,600,
2022 MT 0).
At year-end 2024, 2023, and 2022, TORM held the following derivative financial instruments designated as hedge accounting:

2024	Notional value	Unit	2025	2026	After 2026
Forward exchange contracts (USD/DKK) ¹⁾	348.9	DKKm	348.9
Interest rate swaps ²⁾	498.7	USDm	134.5	95.2	268.9
Bunker swaps ³⁾	9,000.0	MT	9,000.0	—	—
¹⁾ The average hedge of USD/DKK currency was 6.8
²⁾ The average interest rate was 1.29% p.a. plus margin.
³⁾ The average price of the hedging instruments was USD 391.0

Hedge accounting			Expected maturity
2023	Notional value	Unit	2024	2025	After 2025
Forward exchange contracts (USD/DKK) ¹⁾	325.5	DKKm	325.5	—
Interest rate swaps ²⁾	923.0	USDm	103.3	172.0	647.7
Bunker swaps ³⁾	9,600.0	MT	9,600.0
¹⁾ The average hedge of USD/DKK currency was 6.8
²⁾ The average interest rate was 1.45 p.a. plus margin.
³⁾ The average price of the hedging instruments was 539.2

Hedge accounting			Expected maturity
2022	Notional value	Unit	2023	2024	After 2024
Forward exchange contracts (USD/DKK) ¹⁾	280.3	DKKm	280.3	—	—
Interest rate swaps ²⁾	687.2	USDm	136.9	51.6	498.7
Bunker swaps ³⁾	—	MT	—	—	—
¹⁾ The average hedge of USD/DKK currency was 6.9
²⁾ The average interest rate was 1.37 p.a. plus margin.

TORM only enters into interest derivatives under established ISDA agreements supported with or without credit support annexes with predefined credit thresholds.
Cash collateral of USD 11.3m (2023: USD 27.9m, 2022: USD 1.4m) has been provided as security for the agreements relating to derivative financial instruments, which does not meet the offsetting criteria in IAS 32, but which can be offset against the net amount of the derivative asset and derivative liability in case of default, and insolvency, or bankruptcy in accordance with associated collateral arrangements.
TORM did not enter into any enforceable netting arrangements.
Further details on derivative financial instruments are provided in Notes 25 and 26.
The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2024, 2023 and 2022.

Income statement					Other comprehensive income		Equity
USDm	Port expenses, bunkers, and commissions	Financial items	Operating expenses	Admini- strative expenses	Transfer to income statement	Fair value adjustment	Hedging reserves as of December 31
2024
Forward freight agreements	8.2	—	—	—	—	—	—
Bunker swaps	(0.1)	—	—	—	0.1	0.5	0.1
Forward exchange contracts	—	—	(0.6)	(0.5)	1.1	(4.0)	(2.3)
Interest rate swaps	—	22.5	—	—	(20.9)	10.5	23.7
Total	8.1	22.5	(0.6)	(0.5)	(19.7)	7.0	21.5

2023
Forward freight agreements	23.0	—	—	—	—	—	—
Bunker swaps	1.0	—	—	—	0.3	(0.8)	(0.5)
Forward exchange contracts	—	—	—	(0.1)	0.1	0.1	0.5
Interest rate swaps	—	24.7	—	—	(22.3)	3.7	34.1
Total	24.0	24.7	—	(0.1)	(21.9)	3.0	34.1

2022
Forward freight agreements	(33.3)	—	—	—	—	—	—
Bunker swaps	13.8	—	—	—	(3.3)	3.3	—
Forward exchange contracts	—	—	(2.4)	(2.3)	4.6	(2.7)	0.4
Interest rate swaps	—	3.2	—	—	0.4	54.3	52.6
Total	(19.5)	3.2	(2.4)	(2.3)	1.7	54.9	53.0
The hedging reserves as of December 31 relates to derivatives used for cash flow hedge for open hedging instruments, only. Certain interest rate swaps fair value change are considered ineffective and is  recognized in "Financial expenses" in the income statement.
Please refer to page F-63 for a full overview of the fair value of hedge instruments.
Please refer to Note 22 for further information on commercial and financial risks.

NOTE 24 - continued
Accounting Policies
Derivative financial instruments and hedge accounting
Derivative financial instruments, primarily forward currency exchange contracts, forward freight agreements, interest rate hedges, and forward contracts regarding bunker purchases are entered into to mitigate risks relating to future fluctuations in prices and interest rates, etc. on future committed or anticipated transactions. TORM applies hedge accounting under the specific rules on cash flow hedges, when appropriate, as described below for each type of derivative.
Changes in the fair value of derivative financial instruments designated as cash flow hedges and deemed to be effective are recognized directly in “Other comprehensive income”. When the hedged transaction is recognized in the income statement, the cumulative value adjustment recognized in “Other comprehensive income” is transferred to the income statement and included in the same line as the hedged transaction. Portion of the changes in fair value deemed to be ineffective is recognized immediately in the income statement.
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

NOTE 25 – RISKS ASSOCIATED WITH TORM’S ACTIVITIES
TORM’s overall risk tolerance and inherited exposure to risks is divided into five main categories:
•Emerging risks
•Industry and market risks
•Operational risks
•Compliance and IT risks
•Financial risks
The risks described below under each of the five categories are considered to be among the most significant and quantifiable risks for
TORM.
Emerging Risks
Industry-changing risks, such as the substitution of oil for other energy sources and radical changes in transportation patterns, are considered to have a relatively high potential impact but are long-term risks. The Management continues to monitor long-term strategic risks to ensure the earliest possible mitigation of potential risks and develop the necessary capabilities to exploit opportunities created by the same risks.
Please refer to the Risk Management section in our Sustainability Statement under E1 Climate Change section on page 64 in the
Annual Report 2024 for a detailed description of emerging risks.
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
It is TORM’s strategy to seek a certain exposure to this risk, as volatility also represents an opportunity because earnings have historically been higher in the day-to-day market compared to time charters. The fluctuations in freight rates for different routes may vary substantially. However, TORM aims to reduce the sensitivity to the volatility of such specific freight rates by actively seeking the optimal geographical positioning of the fleet and by optimizing the services offered to customers. Please refer to Note 12 for details on impairment testing.
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
During 2024, 8.5% (2023: 12.6%, 2022: 12.8%) of the 31,287 earning days deriving from operating the Company’s product tankers were covered in this way. Physical time charter contracts accounted for 65.6% (2023: 8.5%, 2022: 46.1%) of overall coverage. In
2024, the Company sold FFAs with a notional contract value of USD 82.6m (2023: USD 213.9m, 2022: USD 58.3m) and bought
FFAs with a notional contract value of USD 11.7m (2023: USD 0m, 2022: USD 92.3m). The total notional contract volume sold in
2024 was 2,430,000 metric tons (2023: 5,400,000 metric tons; 2022: 2,310,000 metric tons), and the total notional volume bought was
250,000 metric tons (2023: 0 metric tons, 2022: 2,592,000 metric tons). At the end of 2024, the coverage of available earning days for
2025 was 12.8% through time charters, current spot voyages and cargo contracts (2023: 11.3%, 2022: 3.7%).
FFA trade and other freight-related derivatives are subject to specific policies and guidelines approved by the Risk Committee, including trading limits, stop-loss policies, segregation of duties, and other internal control procedures.

NOTE 25 – continued
All things being equal and to the extent the Company’s vessels have not already been chartered out at fixed rates, a freight rate change of USD/day 1,000 would lead to the following changes in profit before tax based on the expected number of earning days for the coming financial year:
Sensitivity to changes in freight rates

USDm	2025	2024	2023
Decrease in freight rates of USD/day 1,000:
Changes in profit/loss before tax for the following year	(28.9)	(27.8)	(26.5)
Changes in equity for the following year	(28.9)	(27.8)	(26.5)
Sales and purchase price fluctuations
As an owner of vessels, TORM is exposed to risks associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of December 31, 2024, the carrying value of the fleet was USD 2,826.7m (2023: USD 2,070.2m, 2022:
USD 1,855.9m). Based on broker valuations, TORM’s fleet had a market value of USD 3,582.9m as of December 31, 2024 (2023: USD
3,080.9m, 2022: USD 2,650.3m).
Bunker price fluctuations
The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 69.0% (2023: 66.6% 61.3%) of the total voyage costs in 2024 and is by far the biggest single cost related to a voyage.
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
TORM only hedges bunker exposure whenever the freight is fixed beyond one month. In 2024, 6.0% (2023: 17.7%, 2022: 15.2%) of
TORM’s total bunker purchase was hedged through bunker hedging contracts. At the end of 2024, TORM had covered 7% (2023: 5%,
2022: —%) of its bunker requirements for 2025. The total bunker exposure is estimated to be approximately 432,316 metric tons.
All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following changes in expenditure based on the expected bunker consumption in the spot market:
Sensitivity to changes in the bunker price

USDm	2025	2024	2023
Increase in the bunker prices of 10% per ton:
Changes in profit/loss before tax for the following year	(22.5)	(25.9)	(22.1)
Changes in equity for the following year	(22.5)	(25.9)	(22.1)
Operational Risks
Operational risks are risks associated with the ongoing operations of the business and include risks such as the safe operation of vessels, the availability of experienced seafarers and staff, terrorism, piracy as well as insurance and counterparty risk.

NOTE 25 – continued
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
Liability risks are covered in line with international standards. It is TORM’s policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies along with two P&I clubs, to diversify risk. The P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and TORM’s vessels are each insured for the maximum amount available in the P&I system. At the end of 2024, the aggregate insured value of hull and machinery and interest for TORM’s owned vessels amounted to USD 4.32bn (2023: USD 2.34bn, 2022: USD 2.8bn).
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
A major part of TORM’s freight revenues stem from a small group of customers. In 2024, one customer accounted for 8% of TORM’s freight revenues (2023: one accounted for 8%, 2022: one accounted for 12%). The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a credit policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel’s cargo has been discharged. For new and smaller customers, TORM’s credit risk is limited as freight is usually paid prior to the cargo’s discharge, or, alternatively, a suitable bank guarantee is placed in lieu thereof.
Because of the payment patterns mentioned above, TORM’s receivables primarily consist of receivables from voyages in progress at year-end and outstanding demurrage. For the past five years, TORM has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of original demurrage claims, TORM’s average stands at 98.4%
(2023: 98.6%, 2022: 98.6%), which is considered to be satisfactory given the differences in interpretation of events. In 2024, demurrage represented 13% (2023: 16.0%, 2022: 14.0%) of the total freight revenues. Please refer to Note 1 for more details on recognition of demurrage claims into revenue.

NOTE 25 – continued
Excess liquidity is placed on deposit accounts with major banks with strong and acceptable credit ratings or invested in secure papers such as American or Danish government bonds, or triple AAA-rated money market funds. Cash is invested with the aim of getting the highest possible yield, while maintaining a low counterparty risk, and having adequate liquidity reserves for possible investment opportunities or to withstand a sudden drop in freight rates.
Derivative Financial Instruments and Commodity Instruments
In 2024, 100% (2023: 100%, 2022: 100%) of TORM’s forward freight agreements (FFAs) were traded via clearing houses or over-
the-counter (OTC). Trade via clearing houses effectively reduces counterparty credit risk by daily clearing of balance and OTC trades are only done with investment grade counterparties. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks, or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were entered into with investment grade counterparties.
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
The part of TORM’s expenses denominated in currencies other than USD accounts for approximately 57.8% (2023: 60.2%, 2022:
81.4%) for administrative expenses and approximately 19.9% (2023: 21.6%, 2022: 19.8%) for operating expenses. TORM’s expected administrative and operating expenses in DKK and EUR for 2025 are approximately DKK 494.0m, whereof 69.1% (2023: 68.3%, 2022:
68.9%) are hedged through FX forward contracts. All FX forward contracts have maturity within 2025, and TORM’s average hedge
USD/DKK currency rate is 6.8. FX exposure is hedged in its entirety for all risks.
TORM assumes identical currency risks arising from exposures in DKK and EUR.
Sensitivity to Changes in the USD/DKK and USD/EUR Exchange Rate
All things being equal, a change in the USD/DKK and the USD/EUR exchange rates of 10% would result in a change in profit/loss before tax and equity as follows:

USDm	2025	2024	2023
Effect of a 10% increase of DKK and EUR:
Changes in profit/loss before tax for the following year	(2.1)	(2.2)	(1.8)
Changes in equity for the following year	(2.1)	(2.2)	(1.8)
Interest rate risk
TORM’s interest rate risk generally relates to interest-bearing borrowings. All TORM’s loans for financing vessels are denominated in
USD. Please refer to Note 20 for additional information on borrowings. At the end of 2024, TORM had fixed 82.7% (2023: 86.9%,
2022: 94.6%) of the debt then outstanding with interest rate swaps, fixed rate leasing debt and senior unsecured bond corresponding to an amount of USD 1,019.7m. USD 498.7m of this amount is hedged at an interest rate of 1.29% plus margin with interest rate swaps with maturity in the period 2025-2030.

NOTE 25 – continued
Sensitivity to Changes in Interest Rates
All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:

USDm	2025	2024	2023
Effect of a 1%-point increase in interest rates:
Changes in profit/loss before tax for the following year	(3.0)	(2.7)	(0.7)
Changes in equity for the following year	8.7	10.4	16.3
Liquidity risk
TORM’s strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of December 31, 2024, TORM’s loan portfolio was spread across 13 different banks.
As of December 31, 2024, TORM maintains a liquidity reserve of USD 291.2m in cash and cash equivalents, including restricted cash, combined with USD 323.6m in undrawn and committed credit facilities. Cash is only placed in banks with an investment grade rating.
For further information on contractual obligations, including a maturity analysis, please refer to Note 23.

NOTE 26 – FINANCIAL INSTRUMENTS

	Observable input (Level 2)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value

2024
Financial assets
Loan receivables¹⁾	—	—	4.5	4.5
Trade receivables¹⁾	—	—	183.9	183.9
Other receivables	33.0	33.0	26.6	59.6
Cash and cash equivalents, including restricted cash¹⁾	—	—	291.2	291.2
Total	33.0	33.0	506.2	539.2

Financial liabilities
Borrowings¹⁾²⁾	—	—	1,226.3	1,226.3
Other non-current liabilities	—	—	2.9	2.9
Trade payables¹⁾	—	—	50.0	50.0
Other liabilities¹⁾	2.5	2.5	58.8	61.3
Total	2.5	2.5	1,338.0	1,340.5

2023
Financial assets
Loan receivables¹⁾	—	—	4.5	4.5
Trade receivables¹⁾	—	—	211.0	211.0
Other receivables	37.6	37.6	22.9	60.5
Cash and cash equivalents, including restricted cash¹⁾	—	—	295.6	295.6
Total	37.6	37.6	534.0	571.6

Financial liabilities
Borrowings¹⁾²⁾	—	—	1,059.6	1,059.6
Other non-current liabilities	—	—	3.0	3.0
Trade payables¹⁾	—	—	43.1	43.1
Other liabilities¹⁾	2.8	2.8	42.4	45.2
Total	2.8	2.8	1,148.1	1,150.9

2022
Financial assets
Loan receivables¹⁾	—	—	4.6	4.6
Trade receivables¹⁾	—	—	259.5	259.5
Other receivables	55.3	55.3	18.7	74.0
Cash and cash equivalents, including restricted cash¹⁾	—	—	323.8	323.8
Total	55.3	55.3	606.6	661.9

Financial liabilities
Borrowings¹⁾²⁾	—	—	966.9	966.9
Other non-current liabilities	—	—	3.0	3.0
Trade payables¹⁾	—	—	48.5	48.5
Other liabilities¹⁾	1.9	1.9	29.2	31.1
Total	1.9	1.9	1,047.6	1,049.5
¹⁾ Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value.
²⁾ See Note 21.
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

NOTE 26 - Continued
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
NOTE 27 – RELATED PARTY TRANSACTIONS
TORM’s ultimate controlling party is Brookfield Oaktree Holdings, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is OCM Njord Holdings S.á.r.l. (Njord Luxco).
Shareholders' contribution and dividends paid are disclosed in the consolidated statement of changes in equity. Dividends to related parties are paid out based on the related parties’ ownership of shares.
The remuneration of key management personnel, which consists of the Board of Directors, Executive Director and the Senior
Management Team, is disclosed in Note 5.
On September 01, 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S, thereby obtaining a controlling interest in its joint venture entity Marine Exhaust Technology (Hong Kong) Ltd. Until September 01, 2022, TORM’s transactions with its joint venture entity producing scrubbers for the TORM fleet covered CAPEX of USD 5.6m in total.

NOTE 28 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE YEAR
During 2024, TORM delivered three vessels sold in 2023 for a total consideration of USD 66.5m. The vessels had a carrying value of
USD 47.2m. After deducting related bunker costs, the sales resulted in a profit of USD 17.2m, which is recognized in the income statement for 2024.
During 2024, TORM sold and delivered four vessels for a total consideration of USD 83.0m. The vessels had a carrying value of USD
47.0m. After deducting related bunker costs, the sales resulted in a profit of USD 34.1m, which is recognized in the income statement for 2024. The sales consideration for one vessel of USD 18.9m has not yet been received as per 31 December 2024.
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
NOTE 29 – CASH FLOWS

USDm	2024	2023	2022
Reversal of other non-cash movements:
Exchange rate adjustments	(0.6)	0.1	(0.3)
Share-based payments	30.2	22.5	2.2
Fair value adjustments on derivative financial instruments	(6.6)	(1.5)	0.6
Reversal of provisions adjustments	—	(6.5)	(6.3)
Other adjustments	(0.1)	(0.1)	0.2
Total	22.9	14.5	(3.6)

USDm	2024	2023	2022
Change in inventories, receivables, and payables:
Change in inventories	(10.2)	1.2	(21.8)
Change in receivables	41.7	45.2	(158.1)
Change in prepayments	8.4	(1.8)	(5.7)
Change in trade payables and other liabilities	7.9	3.2	4.7
Total	47.8	47.8	(180.9)

NOTE 30 – ENTITIES IN THE GROUP

Entity	Country
TORM plc	United Kingdom

Investments in subsidiaries ⁵⁾:
Entity	Country	Ownership ⁴⁾
TORM A/S	Denmark	100%
OCM Singapore Njord Holdings Almena, Pte. Ltd ¹⁾	Singapore	100%
OCM Singapore Njord Holdings Hardrada, Pte. Ltd	Singapore	100%
OCM Singapore Njord Holdings St.Michaelis Pte. Ltd ¹⁾	Singapore	100%
OCM Singapore Njord Holdings St. Gabriel Pte. Ltd ¹⁾	Singapore	100%
OCM Singapore Njord Holdings Agnete, Pte. Ltd ¹⁾	Singapore	100%
OMI Holding Ltd.¹⁾	Mauritius	100%
TORM Crewing Service Ltd.¹⁾	Bermuda	100%
TORM Middle East DMCC	Emirates	100%
TORM Shipping India Private Limited ³⁾	India	100%
TORM Singapore Pte. Ltd.	Singapore	100%
TORM Tanker Corporation ⁶⁾	USA	100%
TORM USA LLC ⁶⁾	USA	100%
TORM VesselCo UK Limited	United Kingdom	100%
VesselCo 8 Pte. Ltd. ¹⁾	Singapore	100%
VesselCo 9 Pte. Ltd.	Singapore	100%
VesselCo 10 Pte. Ltd. ²⁾	Singapore	100%
VesselCo 11 Pte. Ltd. ¹⁾	Singapore	100%
VesselCo 12 Pte. Ltd.	Singapore	100%
TORM SHIPPING (PHILS.), INC. ⁴⁾	Philippines	25%
Marine Exhaust Technology A/S	Denmark	75%
ME Production A/S	Denmark	75%
Marine Exhaust Technology (Hong Kong) Ltd.	China	59%
ME Production (Zhejiang) Co, Ltd.	China	75%
Suzhou ME Production Technology Co, Ltd.⁶⁾	China	59%
¹⁾ Entities dissolved in the financial year ended December 31, 2022
²⁾ Entities dissolved in the financial year ended December 31, 2023
³⁾ Entities with different reporting periods: TORM Shipping India has a financial reporting period that runs from April 01 to March 31 as required by the Indian government's laws and legislations.
⁴⁾For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.), INC where voting rights are
100%
⁵⁾ All subsidiaries are consolidated in full.
⁶⁾ Entities not audited

NOTE 30-continued
Interest in legal entities included as joint ventures:
There has been no activity in the Danish joint venture, Long Range 2 A/S for which TORM controls 50%.
TORM obtained control over Marine Exhaust Technology (Hong Kong) Ltd. on September 01, 2022 following the acquisition of
Marine Exhaust Technology A/S, where it affected the profit and loss from continuing operations in 2022 with -0.1m. Before the acquisition, TORM controlled 28% of Marine Exhaust Technology A/S.
The table below shows the registered addresses for the companies mentioned above:

Denmark	India	Philippines
Tuborg Havnevej 18	2nd Floor	7th Floor
DK-2900 Hellerup	Leela Business Park	Salcedo Towers, 169
Denmark	Andheri-Kurla Road	HV dela Costa Street
	Andheri (E)	Salcedo Village,
	Mumbai 400059	Makati City
	India	Philippines 1227

Singapore	United Kingdom	USA
6 Battery Road #27-02	4th Floor	Suite 1625
Six Battery Road	120 Cannon Street	2500 City West
Singapore 049909	London, EC4N 6AS	Boulevard
Singapore	United Kingdom	77042, Houston , Texas
USA

Denmark	China	Hong Kong
Sandholm 7	208 Longward Road	Room 12, 10/F
9900 Frederikshavn	Zhapu Town Ping Hu	Kwai Cheong Centre
Denmark	Jiaxing City	No. 50 Kwai Cheong Road
	Zhejiang Provice	Kwai Chung, New Territories
	China	Hong Kong

United Arab Emirates
DMCC Business Centre
AU Tower 15-G
JLT Cluster I
Dubai, UAE
United Arab Emirates

NOTE 31 – PROVISIONS

USDm	2024	2023	2022
Cargo claim provisions	—	—	6.5
Warranty provisions	0.6	0.6	0.3
Balance as of December 31	0.6	0.6	6.8
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
As expected at the end of 2023, the remaining part of the case complex was resolved in arbitration during the first quarter of 2024 with an award in favor of TORM.
Warranty provisions relate to sold marine engineering equipment.
Accounting Policies
Provisions are recognized when the Group has a legal or constructive obligation as a result of past events, and when it is probable that this will lead to an outflow of resources which can be reliably estimated. Provisions are measured at the estimated liability expected to arise, considering the time value of money.

NOTE 32 – EARNINGS PER SHARE AND DIVIDEND PER SHARE

	2024	2023	2022
Earnings per share

Net profit/(loss) for the year attributable to TORM plc shareholders (USDm)	612.5	648.3	562.8

Million shares
Weighted average number of shares	94.1	84.1	81.8
Weighted average number of treasury shares	(0.5)	(0.5)	(0.5)

Weighted average number of shares outstanding	93.6	83.6	81.3
Dilutive effect of outstanding share options	2.7	3.1	1.5
Weighted average number of shares outstanding incl. dilutive effect of share options	96.3	86.7	82.8

Basic earnings/(loss) per share (USD)	6.54	7.75	6.92

Diluted earnings/(loss) per share (USD)	6.36	7.48	6.80

	2024	2023	2022
Dividend per share

Declared dividend per share (USD)	5.10	4.42	4.63
Declared dividend for the year (USDm)	485.3	370.9	378.7

Proposed dividend per share for approval at Annual General Meeting (USD)	—	1.36	—
Proposed dividend for approval at Annual General Meeting (USDm)	—	126.3	—

Dividends paid per share (USD)	5.86	7.01	—
Dividends paid during the year (USDm)	553.3	586.4	166.7

Number of shares
Number of shares, end of period (million)	97.8	86.2	82.3
Number of treasury shares, end of period (million)	(0.5)	(0.5)	(0.5)
Number of shares outstanding, end of period (million)	97.3	85.7	81.8
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
Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

NOTE 33 – CASH AND CASH EQUIVALENTS, INCLUDING RESTRICTED CASH

	2024	2023	2022
Cash at banks and on hand	271.9	265.5	320.5
Cash and cash equivalents	271.9	265.5	320.5

Cash provided as security for initial margin calls and negative market values on derivatives, etc.¹⁾	19.3	30.1	3.3
Restricted cash	19.3	30.1	3.3
Cash and cash equivalents, including restricted cash	291.2	295.6	323.8
¹⁾ The counterparties have an obligation to return any excess cash provided as security to the Group upon settlement or early termination of the contracts.
NOTE 34 – BUSINESS COMBINATIONS
There were no business combinations in 2023 or 2024.
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
The goodwill of USD 1.8m represents the value of expected synergies arising from the acquisition and is allocated entirely to the
Marine Engineering segment. The goodwill recognized is not expected to be deductible for tax purposes.
Revenue and profit for the period generated by the acquired entity amounted to USD 5.9m and 0.0m, respectively, and have been recognized in the consolidated income statement since the acquisition. Had the acquisition taken place on January 01, 2022, the revenue and profit for the Group for 2022 would have been USD 1,455.9m and USD 561.9m, respectively.

NOTE 34 –continued
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

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of TORM plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of TORM plc (the Company) as of December 31, 2024, 2023 and 2022,
the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the
“consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International
Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB),
the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-
Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 06, 2025, expressed an unqualified opinion thereon.
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

Vessel impairment indicator assessment

Description of the Matter
At December 31, 2024, the carrying value of the Company’s vessels and capitalized dry-docking was USD
2,827 million. As discussed in Notes 1 and 12 to the consolidated financial statements, the Company assesses impairment indicators at each reporting date or whenever events or changes in circumstances would indicate that the carrying amounts of its vessels might not be recoverable in accordance with IAS 36 Impairment of
Assets. The Company prepares the impairment indicator assessment at the cash generating unit (CGU) level, which has been determined as the LR1, LR2 and MR vessels (the Main Fleet) as they are operated collectively, are largely interchangeable and the cash flows generated by them are interdependent from other vessels. In assessing vessel impairment indicators, the Company monitors the fair value of the vessels, which was calculated as the average of two valuations prepared by independent shipbrokers. Based on the assessment, the
Company concluded that the no vessel impairment indicators required the Company to prepare an impairment test as of December 31, 2024.

Auditing the Company’s vessel impairment indicator assessment was complex due to the significant judgment required by Management in determining the CGUs and determining whether impairment indicators required the Company to prepare an impairment test. The vessel impairment indicator with significant judgment was
Management’s assessment of the fair value of the vessels using independent shipbroker valuations, which use a combination of vessel specific inputs such as size, yard and age of the vessels and assumptions based on market data, including recent comparable vessel transactions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the Company’s impairment indicator assessment process, including controls over the identification of CGUs and review of the vessels’ fair value.

We performed audit procedures on the impairment indicator assessment that included, among others, assessing management’s CGU determination by evaluating their analysis in respect of the smallest group of assets that generate largely independent cash flows. We inspected evidence used in Management's determination of the collective operation and homogenous nature of the Main Fleet. We evaluated the determination of the fair value of the vessels by comparing them to the average of two valuations prepared by independent shipbrokers.
We performed inquiries with the independent shipbrokers regarding the valuation methodology applied and input data used and evaluated their competence, capabilities and objectivity. We tested the input data used for the valuation of the vessels in the Main Fleet by comparing vessel specific inputs with vessel records and supporting documentation as well as evidence obtained in other areas of the audit. We further performed a retrospective comparison of historical sales prices of vessels with the independent broker valuations near the time of disposal and compared the valuations to recent market data for comparable vessels. We assessed the adequacy of the Company’s disclosures in Notes 1 and 12 to the consolidated financial statements.

/s/ EY Godkendt Revisionspartnerselskab
We have served as the Company’s auditor since 2020.
Copenhagen, Denmark
March 06, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of TORM plc
Opinion on Internal Control Over Financial Reporting
We have audited TORM plc’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal
Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)
(the COSO criteria). In our opinion, TORM plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB),
the 2024 consolidated financial statements of the Company and our report dated March 6, 2025, expressed an unqualified opinion thereon.
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
March 06, 2025
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TORM PLC
By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer
Date: March 06, 2025