Form 20-F
period 2025-12-31
TORM plc
filed 2026-02-26
CIK 1655891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December
31, 2025, there were 101,332,707 of the Registrant’s Class A common shares outstanding.
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
•increased cost of capital or limited access to funding due to European Union, or EU, Taxonomy or relevant territorial taxonomy regulations;
•general domestic and international political conditions or events, including “trade wars” and the war between Russia and
Ukraine, and the developments in the Middle East, including vessel attacks in the Red Sea and the Israel-Iran conflict, which remain ongoing as of this annual report;
•international sanctions against, among others, Russian oil and oil products;
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
•availability of skilled crew members or other employees and the related labor costs;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG, policies;
•compliance with the Foreign Corrupt Practices Act of 1977, or FCPA, or other applicable regulations relating to bribery;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime
Organization, or IMO, and/or imposed by regional or national authorities such as the European Union or individual countries;
•the impact of an interruption in or failure of our information technology, or IT, and communications systems, including the impact of cyber-attacks, upon our ability to operate;
•potential conflicts of interest involving members of our board of directors, or Board of Directors, and senior management team, or Senior Management Team;
•the failure of counterparties to fully perform their contracts with us;
•changes in credit risk with respect to our counterparties on contracts;
•our dependence on key personnel and our ability to attract, retain and motivate key employees;
•adequacy and cost of insurance coverage;
•our ability to obtain indemnities from customers;
•changes in laws, treaties or regulations;
•our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States, or U.S.;
•government requisition of our vessels during a period of war or emergency;
•the arrest of our vessels by maritime claimants;
•any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the U.S.
on its trading partners and the imposition of retaliatory tariffs by China and the European Union on the U.S., and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export or import ports such as the U.S., European Union and/or China;
•the amendment, termination or any other material change to a relationship governed by a treaty, fees and other import restrictions;
•potential disruption of shipping routes due to accidents, climate-related incidents, including adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels;
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
EXPLANATORY NOTE AND PRESENTATION OF OUR FINANCIAL AND OPERATING DATA
Throughout this annual report on Form 20-F, we incorporate information responsive to the items hereof by reference to our "glossy"
annual report for the year ended December 31, 2025, or the Annual Report 2025. Therefore, the information contained in this annual report should be read in conjunction with the Annual Report 2025, which was furnished to the U.S. Securities and Exchange
Commission, or the SEC, on Form 6-K on February 26, 2026. The content of quotations, websites and other sources contained in the sections of the Annual Report 2025 referenced herein are not incorporated by reference into this Form 20-F.
Unless otherwise indicated, the term “TORM plc” refers solely to TORM plc and the terms “we,” “us,” “our,” the “Company,”
“TORM” and the “Group” refer to TORM plc and its consolidated subsidiaries.
Unless otherwise indicated, all references to “U.S. dollars,” “USD,” and “$” in this annual report are to the lawful currency of the
United States of America, references to “£” is to the lawful currency of the United Kingdom, and references to “DKK” is to the lawful currency of Denmark. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.
Our Class A common shares of TORM plc are issued and traded on Nasdaq Copenhagen A/S, or Nasdaq Copenhagen, under the symbol
“TRMD A” and on the Nasdaq Stock Market LLC in New York, or Nasdaq New York, under the symbol “TRMD”.
All commercial and technical management of our fleet of product tankers is led out of the Denmark office of TORM A/S and the United
Kingdom office of TORM plc as wells as our subsidiaries in India, the Philippines, the U.S., Singapore, and the United Arab Emirates.
See “Item 4. Information on the Company.”
We are therefore subject to the applicable corporate governance rules of Nasdaq New York, the United Kingdom Corporate Governance
Code, or the UK Corporate Governance Code, the United Kingdom Listing Authority's Disclosure and Transparency Rules and the
applicable rules and regulations applicable to companies admitted to trading and official listing on Nasdaq Copenhagen. Further, in relation to our bond issuance we are subject to the rules and regulations applicable to companies trading bonds on Euronext Oslo Børs.
We report our consolidated financial results in U.S. dollars and in accordance with International Financial Reporting Standards
Accounting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which also comply with reporting requirements under English law.
Accordingly, this document includes the audited consolidated financial statements of TORM plc as of December 31, 2025, 2024 and
2023 and for the years ended December 31, 2025, 2024 and 2023, which have been prepared in accordance with IFRS.
Enforcement of Civil Liabilities
We are a public limited company incorporated under the laws of England and Wales, and substantially all of our directors and officers are non-residents of the U.S.. A substantial portion of our assets, including the subsidiaries of TORM plc, and our directors and executive officers are located outside the U.S.. As a result, it may be difficult for shareholders of TORM plc to effect service within the
U.S. upon directors, officers and experts who are not residents of the U.S. or to enforce judgments in the U.S.. In addition, there can be no assurance as to the enforceability in the United Kingdom against us or our respective directors, officers and experts who are not residents of the U.S., or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the federal securities laws of the U.S..

PART I
ITEM 1IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3 KEY INFORMATION
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Summary of Risk Factors
The below bullets summarize the principal risk factors related to an investment in the Company.
•The product tanker sector is cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we charter out our vessels, in vessel values and in our results of operations.
•Our business is affected by macroeconomic conditions, including rising oil prices, high interest rates, market volatility, economic uncertainty, and supply chain constraints.
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
•Climate change and greenhouse gas, or GHG, regulations may adversely impact our operations and markets.
•Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.
•If our vessels suffer damage due to the inherent operational risks of the product tanker industry, we may experience unexpected dry-docking costs and delays or total loss of our vessels.
•If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows and financial position.
•Our operations outside the U.S. expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities, economic sanctions, and, global public health concerns, or other trade restrictions, which may affect the seaborne transportation industry and could adversely affect our business.
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
•U.S. tax authorities could treat us as a "passive foreign investment company", or PFIC, which could have adverse U.S.
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
•We are subject to the United Kingdom Bribery Act 2010, or UK Bribery Act, the FCPA and potentially other anti-corruption laws that apply in the countries where we do business, as well as export control laws, customs laws, sanctions laws and other laws impacting our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.
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
Risks Related to Our Business and Our Industry
The product tanker sector is cyclical and volatile, and this may lead to reductions and volatility in our charter rates when we charter out our vessels, in vessel values and in our results of operations.
We are a pure-play product tanker company, meaning that most of our revenues are generated from operating our product tanker fleet.
The product tanker market is cyclical in nature, which leads to volatility in freight rates, vessel values and industry profitability. In 2024, we realized time charter equivalent, or TCE, rates of $36,061/day and, in 2025, we realized TCE rates of $28,783/day. The factors affecting the supply and demand for product tankers are beyond our control, and the nature, timing and degree of changes in industry conditions are unpredictable and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Factors affecting the supply and growth of product tanker capacity include:
•supply and demand for energy resources, including oil and petroleum products, seaborne transportation of such energy resources, and alternative energy resources;
•recycling and scrapping rates, influenced by vessel age, emission compliance costs, and second-hand market liquidity;
•the number and size of newbuilding orders and deliveries and any potential delays in the delivery of newbuilding vessels and/
or cancellations of newbuilding orders;
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
•available interest rates and financing margins;
•port and canal congestion;
•potential disruption, including supply chain disruptions, of shipping route due to accidents, political events and armed conflicts;
•technological advances in the design, capacity, propulsion technology, and fuel consumption efficiency of vessels;
•government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations that may limit the useful lives of vessels, including ballast water management, low sulfur fuel consumption regulations, and reductions in carbon dioxide, or CO2, emissions;
•developments in international trade, including refinery additions and closures;
•price of steel and vessel equipment;
•the number of conversions of tankers to other uses or conversions of other vessels to tankers;
•the number of vessels that are out of service, namely those that are laid up, dry-docked, undergoing surveys, awaiting repairs or upgrades or otherwise not available for hire;
•product imbalances and hence lack of or surplus supply in certain regions (affecting the level of trading activity);
•the phasing of maritime shipping into the EU Emission Trading Scheme, or the EU ETS, which applies to all large ships of
5,000 gross tonnage or above;
•speed of vessel operation; and
•crew availability.
Demand for product tankers is primarily determined by the quantity of cargo to be transported and the distance from origin to destination. The demand is affected by a number of external factors including:
•demand for increased use of renewable and alternative energy resources, and competition from other shipping companies and other modes of transportation;
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
•the regulatory environment and other legal developments;
•environmental issues and concerns;
•currency exchange rates;
•the distance over which oil and oil products are to be moved by sea;
•changes in seaborne and other transportation patterns;
•climate, weather and natural disasters;

•global and regional economic and political conditions, including “trade wars” and developments and disruptions in international trade, including the imposition of tariffs and fees, national oil reserves policies, refinery additions and closures, and fluctuations in industrial and agricultural production and work stoppages;
•international sanctions, embargoes, import and export restrictions, nationalizations, piracy, vessel attacks, wars or other armed conflicts,  and other international hostilities, terrorist activities and strikes; and
•availability of financing and changes in interest rates.
The factors affecting the supply and demand for product tankers have been volatile and are outside of our control, and the nature, timing, and degree of changes in industry conditions are unpredictable. Market conditions have been volatile in recent years and there will be a risk to demand for transportation of oil and petroleum products over longer distances and increase the supply of product tankers, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.
Our business is affected by macroeconomic conditions, including rising oil prices, high interest rates, market volatility, economic uncertainty, and supply chain constraints.
Various macroeconomic factors, including rising inflation, high interest rates, global supply chain constraints, downturns in the worldwide economy and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could materially adversely affect our business, results of operations, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil.
Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our ships. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. We may also experience losses on our cash and investment holdings due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults.
The global economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and conflicts in the Middle East, potential disruption of shipping routes due to ongoing vessel attacks in the Red Sea, current trade tension between the U.S. and China, political instability in Venezuela, the Middle East and the South China Sea region and other geographic countries and areas, Russia and North Atlantic Treaty Organization, or NATO, tensions, China and Taiwan disputes, terrorist or other attacks, war (or threatened war) or international hostilities, banking crises or failures, real estate crises and significant inflationary pressures.
Certain banks that have historically been significant lenders to the shipping industry may reduce or cease lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments in the future if current or future lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all may be adversely impacted by changes to the global financial markets and current economic conditions.
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
Conducting business in Venezuela may subject us to legal, regulatory, political, and other risks that could have an adverse effect on our operations and financial results.
Conducting business in Venezuela may subject us to legal, regulatory, political, currency, security, and/or nationalization of assets and economic risks. Venezuela is extremely well endowed with natural resources such as petroleum, natural gas, iron ore, gold, bauxite, diamonds and other minerals, and its economy is heavily dependent on export of natural resources to key trading partners. According to the OPEC 2025 Annual Statistical Bulletin (60th edition), Venezuela had the world’s largest proven crude oil reserves in 2024. Political, economic, and geopolitical developments in Venezuela could alter crude oil supply, trade flows, and shipping routes, generating volatility in prices, port disruptions, logistics costs, and insurance costs, among other effects. Following the arrest and extradition of
Venezuela's former President Nicolás Maduro in January of 2026, the Trump Administration has indicated a likely shift in U.S.
sanctions policy concerning the sale and transportation of Venezuelan oil, and the U.S. Department of the Treasury’s Office of Foreign

Assets Control, or OFAC, has subsequently issued general licenses authorizing certain activities and transactions involving Venezuelan-
origin oil and the sale of U.S.-origin diluents to Venezuela. Notwithstanding these recent measures, it remains unknown to what extent
Venezuelan sanctions will be retained, expanded or otherwise modified by the U.S., or the effect that any such actions or any actions taken by other countries in response will have on us or our industry, but such measures along with continuing political uncertainty could have an adverse effect on our business, financial conditions, and results of operations.
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
The supply of product tankers is affected by a number of factors such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources and the current and expected purchase orders for newbuildings. If the capacity of new product tankers delivered exceeds the capacity of product tankers being recycled and converted to non-trading tankers, overall industry capacity in the product tanker will increase. If the supply of product tanker capacity increases, and if the demand for product tanker capacity decreases or does not increase correspondingly, charter rates could materially decline, which may also negatively affect freight rates and the value of our vessels. In 2025, the value of our product tanker fleet, based on independent broker quotes, decreased by approximately 13.3% (excluding vessels that we sold and/or acquired during 2025). A reduction in charter rates and the value of our vessels may have a material adverse effect on our future performance, results of operations, cash flows, financial position, ability to pay dividends and compliance with current or future covenants with respect to any of our financing arrangements.
An over-supply of product tankers as well as the uncertainty surrounding the impact of the sanctions on Russian exports of crude oil and petroleum products has already resulted in an increase in product tanker charter hire rate volatility. In addition, product tankers may be
“cleaned up” from “dirty/crude” trades and swapped back into the product tanker market, which would increase the available tanker tonnage able to transport refined oil products and which may affect the supply and demand balance for product tankers. Furthermore, as portion of the tanker fleet has been sanctioned mainly related to Russian, Venezuelan and Iranian trade of oil, any potential lifting of sanctions on vessels may affect net supply of the mainstream tonnage. All this could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Our results of operations are subject to seasonal fluctuations, which may adversely affect our results of operations, cash flows and financial position.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, freight rates. This seasonality may result in quarter-to-quarter volatility in operating results. The product tanker segment is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere and, as a result, revenues are typically stronger in fiscal quarters ending December 31 and March 31. This seasonality could have a material adverse effect quarter to quarter on our future performance, results of operations, cash flows and financial position.
However, there may be periods in the northern hemisphere when the expected seasonal strength does not materialize to the extent required to support sustainable profitable rates due to tanker overcapacity.
A shift in consumer demand away from oil and oil products towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry. A shift in or disruption of the consumer demand from oil towards other energy resources, such as wind energy, solar energy, hydrogen energy, nuclear energy, renewable energy, electricity, natural gas, or liquified natural gas, or LNG, will potentially affect the demand for our product tankers. While the International Energy Agency, or the IEA, forecasts “peak oil”, the year when the maximum volume of oil is consumed, to be around 2030 based on countries' stated
energy policies and targets. In the IEA's latest World Energy Outlook report from November 2025, the agency introduced a scenario where oil demand would not peak at least before 2050.  Nevertheless, a shift in consumer demand away from oil and oil products could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality, and, more recently, government sanctions. Changes to the trade patterns of refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.
The IEA noted in its Global Electric Vehicles, or EV, Outlook 2025 that more than 20% of new cars sold globally were electric in 2024, up from around 18% in 2023. The sales of electric cars grew by approximately 35% in the first quarter of 2025, as compared with the first quarter of 2024, and over one million more electric cars were sold in the first three months in 2025 compared with the same period in 2024. As reflected in the IEA Stated Policies Scenario (STEPS), every other car sold globally in 2035 is set to be electric based on today’s energy, climate and industrial policy settings. The IEA has also stated that, the rapid uptake of EVs of all types avoids six million barrels per day (mb/d) of oil demand in the STEPS in 2030, and over 10 mb/d in 2035. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to make cash distributions.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Arabian
Sea, the Red Sea, Suez Canal, the Gulf of Aden off the coast of Somalia, Sulu Sea, Celebes Sea, the Malacca and Singaporean Straits,
the Indian Ocean, and, in particular, the Gulf of Guinea region off the coast of Nigeria, which has experienced a continuous presence of piracy incidents in recent years. Sporadic incidents of robbery are also reported in many parts of Asia and South America. The political turmoil in the Middle East region may also lead to collateral damages in waters off Yemen as well as in the Gulf of Oman or Arabian
Gulf. In February 2024, one TORM vessel that was externally managed serving U.S. interests was targeted by the Houthi group. The targeted attempt was effectively averted by U.S. naval forces. The current diplomatic crisis between Gulf Co-operation Council countries may lead to an uncertain security situation in the Middle East region.
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
Since we primarily employ our vessels in the spot market, we expect that fuel, or bunkers, will typically be the largest expense in our shipping operations for our vessels. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. While we believe that we can transfer increased cost to the customer and will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, and armed conflicts, supply and demand for oil and gas, actions by OPEC, and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. Additionally, our returns are impacted by the use of scrubbers, which allow us to consume high-sulfur fuel oil, or HSFO, under certain circumstances, as it is typically cheaper than very low sulfur fuel oil, or VLSFO. However, if the price differential (spread) between VLSFO and HSFO narrows, the financial benefit of using scrubbers may decline, affecting our overall returns As a result, an increase in the price of fuel may adversely affect our profitability.
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
These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (in particular the
European General Data Protection Regulation, enforceable as from May 25, 2018 and the EU-U.S. Privacy Shield Framework, as
adopted by the European Commission on July 12, 2016), labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the FCPA and other U.S. federal laws and regulations established by the OFAC, local laws such as the UK Bribery Act  or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers.
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
Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our Senior Management Team. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.
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
The operation of our vessels, or vessels we acquire, is affected by the requirements set forth in the United Nations’ IMO’s The
International Safety Management, or ISM Code which provides an international standard, for the Safe Operation of Ships and Pollution
Prevention. The ISM Code requires ship owners, ship managers, and bareboat charterers to develop and maintain an extensive “Safety
Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and for dealing with emergencies. We expect that any vessels that we acquire in the future will be ISM
Code-certified when delivered to us. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, invalidate existing insurance, or decrease available insurance coverage for the affected vessels (and any available insurance coverage may be a higher cost) and may result in a denial of access to, or detention in, certain ports, including U.S. and EU ports.
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
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong
Convention, which entered into force in June 2025, aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. As such, each ship sent for recycling will have to carry an inventory of its hazardous materials. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.
On November 20, 2013, the European Parliament and the Council of the European Union adopted the European Union Ship Recycling
Regulation, or EU SRR, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of a EU member state may be recycled only in facilities included on the European list of permitted ship recycling facilities.
Moreover, vessels are required to set up and maintain an Inventory of Hazardous Materials. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in relevant EU resolutions and are identified in ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.
Under the EU SRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the
European List of Authorised Ship Recycling Facilities, or the European List. As of December 31, 2025, all our EU-flagged vessels met this tonnage specification. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards.
Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.
In addition, the European Waste Shipment Regulation, or the EWSR, requires that non-EU flagged ships departing from EU ports be recycled only in Organization for Economic Cooperation and Development, or OECD, member countries. In March 2018, the
Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If EU member state courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers.
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
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce GHG emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%. Additionally in 2023,
IMO's Marine Environment Protection Committee, or MEPC, 80 adopted a revised strategy - the "2023 IMO Strategy - on Reduction of
GHG Emissions from Ships", identifies "levels of ambition" to reduce GHG emissions. At MEPC  84, in Spring 2025, a new set of interim measures named "The Net Zero Framework" were approved, however in October 2025 at an Extraordinary MEPC sessions, the decision for adoption was postponed by 12 months. The outlook for adoption and implementation of "The Net Zero Framework" is surrounded by significant uncertainty.
The European Commission has added shipping to the ETS as of 2024 with a phase-in period. Shipowners will need to purchase and surrender a number of emission allowances that represent their MRV-recorded carbon emission exposure for a specific reporting period.
The person or organization responsible for the compliance with the Emissions Trading System, or EU ETS, should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. The regulation phase is 40% for verified emissions from 2024, 70%
for 2025 and 100% for 2026. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-
for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.
In January 2025, the FuelEU Maritime regulation came into force as a part of the EU’s Fit-for-55. This requires shipping companies to gradually lower the GHG intensity in the fuels being consumed on voyages involving EU ports. Shipping companies are thus required to purchase more expensive fuels such as biofuels for lowering the GHG intensity. Failure in doing so will trigger penalty payments to obtain compliance.
Territorial taxonomy regulations in geographies where we are operating and are regulatorily liable, such as European Union Taxonomy, or EU Taxonomy, might jeopardize the level of access to capital. For example, the EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. As long as we are an EU-based company meeting the
Non-Financial Reporting Directive prerequisites, we will be eligible for reporting our Taxonomy eligibility and alignment. Based on the current version of the Regulation, companies that own assets shipping fossil fuels are considered as not aligned with EU Taxonomy. The outcome of such provision might be either an increase in the cost of capital and/or gradually reduced access to financing as a result of financial institutions’ compliance with EU Taxonomy.
Additionally, under MEPC 75, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or
SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. Effective January 1,
2023, MEPC 75 amended the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended, or MARPOL, Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after
July 1, 2024.
MEPC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, which entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne on or after January 1, 2023; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 shall either: remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system.
In addition, although the emissions of GHGs from international shipping currently are not subject to the Kyoto Protocol or the Paris
Agreement, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our GHG emissions or administer and manage a GHG emissions program. Revenue generation and strategic growth opportunities may also be adversely affected. If not in compliance with certain key indicators, then we also face the risk of losing the ability to obtaining financing or re-financing with “green” or “sustainability” loans.
For more information, please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other
Regulations in the Shipping Industry”.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.
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
Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to ESG. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements.
Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to GHGs and climate change in the energy industry in particular, and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. The occurrence of any of the foregoing could have an adverse effect on our business and financial condition.
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
Accordingly, the carrying values of our vessels may not represent their fair market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In 2025, the value of our product tanker fleet, based on independent broker values, decreased by approximately 13.3% (when excluding vessels sold and/or acquired during 2025). As a result of further declines in charter rates or vessel values, we may in the future need to record impairment losses and loss from sale of vessels, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position. We did not record an impairment charge during the year ended December 31, 2025. Please see the consolidated financial statements as of and for the year ended December 31, 2025 and the accompanying notes included herewith for details on the impact of changes in charter rates and other key assumptions.
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
Compared to other types of vessels, tanker vessels are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tanker vessels. Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in operations, or extensive uncontrolled fires. These hazards may result in death or injury to persons, loss of revenue or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and reputation, delay or rerouting, governmental fines, penalties or restrictions, any of which may subject us to litigation. As a result, we could be exposed to substantial liabilities not recoverable under our insurances. Further, the involvement of our vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to a loss of business.
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
We employ masters, officers and crews to man our vessels. Potential labor disputes or labor interruption, including work stoppages, strikes and/or work disruptions, if not resolved in a timely and cost-effective manner, may lead to industrial action or other labor unrest that could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our future performance, results of operations, cash flows, financial position, distribution of dividends or the trading price of our Class A common shares.
Our operations outside the U.S. expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities, economic sanctions, and global public health concerns, or other trade restrictions, which may affect the seaborne transportation industry and could adversely affect our business.
We are an international company and primarily conduct our operations outside of the U.S., and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, geopolitical events, terrorist or other attacks,

war (or threatened war) and international hostilities. The response of the U.S. and others to terrorist attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results, and financial condition. Continuing conflicts and recent developments in Venezuela, Ukraine, the Middle East, the
South China Sea region and increased tensions between the U.S. and China, Russia, Iran and certain terrorist organizations, as well as the presence of U.S. or other armed forces in various regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Prolonged periods of geopolitical instability may affect key tanker routes, such as those in the Red Sea, Black Sea, Suez Canal and Strait of Hormuz. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, in the Black Sea in connection with the conflict between Russia and
Ukraine, and in the Red Sea in connection with the conflict between Israel and Hamas. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia, among others.
Similarly, the geopolitical conflict in the Middle East and the related drone and missile attacks of commercial vessels in the important trade choke point of the Red Sea have led to a redirection of increasing numbers of vessels sailing around the Cape of Good Hope instead of transiting the Suez Canal and Red Sea, increasing vessel sailing times and thereby demand for vessels. A solution to this conflict would remove additional demand for vessels.
In 2022, the U.S., the United Kingdom and the European Union, among other countries, also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to
Russia. While in general much uncertainty remains regarding the global impact of the continuation of the conflict in Ukraine, and any potential resolution thereof, it is possible that such tensions could adversely affect the Company’s business, financial condition, operating results, and cash flows. However, even though the likelihood (as well as timing) of reversal of sanctions is very uncertain, a potential removal of these sanctions could lead to a (partial) return of trade flows to the pre-sanction levels and thereby a lower demand for tankers, that could adversely affect our earnings. Furthermore, it is possible that third parties with whom we have charter contracts or banking relationships may be impacted by events in Russia and Ukraine, which could adversely affect our operations.
The U.S. has issued several Executive Orders that prohibit certain transactions related to Russia, including prohibitions on the import of certain Russian energy products into the U.S. (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Designations under these sanctions programs are continuing, including in October 2025 against Lukoil, Rosneft, and certain of their subsidiaries. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations.
Furthermore, the U.S., in conjunction with the G7, agreed on September 2, 2022 to implement a Russian petroleum “price cap policy”
which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil into non-EU countries does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the U.S. has also prohibited the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. As of September 2025, the European Union, United Kingdom and Canada also agreed to lower their price cap on Russian crude oil from $60 to $47.60 per barrel, and which was further reduced to $44.10 effective February 1, 2026, based on an automatic dynamic pricing adjustment setting the cap at 15% below the average market price for Russian crude oil during the relevant reference period. Violations of the petroleum services prohibition or the price cap policy, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false or insufficient may pose additional risks adversely affecting our business. While much uncertainty remains, the potential that the European Union, in conjunction with the
G7, might replace the price cap policy in favor of a full maritime services ban for Russian crude oil exports and/or other petroleum products may also pose further risks that could adversely affect our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the U.S. or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of ongoing tensions involving Russia, Iran, and China and the current conflict in the Middle East.
Governments may also turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us. This could have a material adverse effect on our business, financial condition and operating results.
In particular, there is significant uncertainty about the future relationship between the U.S. and China and other exporting countries, such as Canada, Mexico, and the European Union, among others, with respect to trade policies, treaties, government regulations, and tariffs, some of which remain subject to legal challenge. For example, in April 2025, the Office of the USTR enacted vessel service fees under Section 301 of the Trade Act of 1974 which were imposed as scheduled beginning on October 14, 2025, but were suspended for one year as of November 10, 2025 as a result of broader trade negotiations between the U.S. and China, after China’s Ministry of
Transport had announced retaliatory port fees applicable to certain vessels calling at Chinese ports that were built or flagged in the U.S.
or owned or operated by certain U.S.-linked persons. China’s retaliatory service fees on U.S. vessels were also suspended for a period of one year on the same date. On February 20, 2026, President Trump invoked a flat tariff of 10%, which was subsequently increased to
15% the following day, on almost all U.S. imports under Section 122 of the Trade Act of 1974, which allows for temporary import surcharges. The temporary import surcharge took effect on February 24, 2026.
Given the magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact to the Company. However, if these fees continue to be levied, port fees for our vessels or vessels we charter and our operating costs for voyages calling at United States or Chinese ports could materially increase, which could have an adverse effect on our business, financial condition, and results of operations.
If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes or engage in other transactions or dealings in violation of applicable sanctions laws, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our Class A common shares and its trading price.
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
The applicable sanctions and embargo laws and regulations vary in their application, and by jurisdiction, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. The U.S., United Kingdom, and European Union have enacted new and more aggressive sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. The past few years have seen increased implementation of sanctions and embargoes imposed against trading with certain countries by in particular the U.S., the European Union, the United Kingdom, and the United Nations. Our operations are currently and may in the future become subject to various economic and trade sanctions.
Further, our lenders may determine that any non-compliance with applicable sanctions and embargoes imposed by the United Kingdom, the European Union, the United Nations, or the U.S. constitute an event of default under current or future debt facility agreements. An event of default may lead to an acceleration of the repayment of debt under the facility in question and, due to the cross-default provisions, under all other facilities as well, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.
Charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions or embargoes imposed by the U.S., the United Kingdom, the European
Union, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are a party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.
As a result of Russia’s war against Ukraine and the war between Israel and Hamas, the U.S., European Union and United Kingdom,
together with numerous other countries, have imposed significant economic sanctions which may adversely affect our ability to operate in the region and also restrict parties whose cargo we carry.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2025, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future. Any such violation could result in fines, penalties, vessel detentions or blacklistings or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in our reputation and the market for our securities to be adversely affected and/or in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Class A common shares may adversely affect the price at which our Class A common shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our Class A common shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Maritime claimants could arrest or attach our vessels, which would have a negative effect on our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages.
In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings.
The arrest or attachment of one or more of our vessels, or vessels we may acquire, could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. In countries with “sister ship” liability laws, claims might be asserted against us or any of our vessels for liabilities of any other vessels we may own. Any of those events could have an adverse effect on our business, operating results, cash flows, financial condition, and ability to pay dividends.
Governments could requisition our vessels during a period of war or emergency, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.
A government of a vessel’s registry could requisition for title or hire or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency.
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
Our customers, in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. Charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. Our vessels have an average age of 12 years as of December 31, 2025, and if new vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels or vessels that we may acquire, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease, which may have a material adverse effect on our results of operations, charter hire payments, resale value of vessels, cash flows and financial condition.
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
Our vessels may call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face reputational damage and governmental or other regulatory claims or restrictions, and our vessels may be detained for a prolonged period of time, which could have an adverse effect on our business, results of operations and financial condition. Under some jurisdictions, vessels used for the conveyance of illegal drugs could be subject to forfeiture, resulting in forfeiture of the vessel to the government of such jurisdiction.
Risks Related to Our Company
If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international product tanker market, which would negatively affect our financial condition and our ability to expand our business.
Our ability to achieve positive cash flows is subject to freight rates, financial, regulatory, legal, technical and other factors, many of which are beyond our control. In addition, the operation of product tankers and transportation of petroleum products is extremely competitive, and reduced demand for transportation of oil and oil products could lead to increased competition, especially in our capital intensive and highly fragmented industry. Competition arises primarily from other product tanker owners, including major oil companies as well as independent product tanker companies, some of whom have greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the product tanker and its operators to the charterers. Our ability to operate our vessels profitably depends on a variety of factors, including, but not limited to (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and petroleum products, (iii) changes in production of or demand for oil and petroleum products, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker recycling, (v) increases in the cost of bunkers, and (vi)
changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as
IMO and the European Union or by individual countries. Additionally, if we expand our business or provide new services in new geographic regions, we may not be able to compete profitably. New markets may require different skills, knowledge, or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.
We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
We employ the majority of our vessels on spot voyage charters or short-term time charters and generate a significant portion of our revenue from the spot market. The spot charter market may fluctuate significantly based upon product tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling ballast to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. During 2025, our product tanker fleet realized average spot TCE earnings of $ 28,703/day. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, which may have a material adverse effect on our future performance, results of operations,
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
We received cargo claims as a result of a customer’s inability to honor its indemnification obligations, and failure to recover damages for these claims could adversely affect our business with an immaterial effect.
TORM received two cargo claims, both relating to one of TORM’s customers having issued indemnities to allow TORM for discharge of cargoes, without the customer being able to honor those indemnity obligations. Both cases involved irregular activities by the customer in relation to the handling of bills of lading. Legal action has been initiated by TORM in the United Kingdom and in India against the customer and a number of individual owners and management representatives. During 2022 and 2023, we settled both of the cargo claims. Failure to recover damages from claims could adversely affect our business although with an immaterial effect. TORM’s mitigation activities include, but are not limited to, credit assessment of all customers and contract clauses requiring documentation of the receiver stated in the bills of lading. TORM has adopted a policy that in some cases will require the customer to document that a discharge to a party - other than the receiver/consignee stated in the bill of lading - is in agreement with such receiver/consignee.
We are subject to certain risks with respect to our counterparties on our newbuilding construction contracts, and the failure of our counterparties to meet their obligations under our newbuilding contracts could cause us to suffer losses or otherwise adversely affect our business.

As of the date of this annual report, we do not have any contracts for newbuilding vessels, and we may enter into contracts for newbuilding vessels in the future. Timely delivery of any newbuildings we may acquire in the future, are subject to our counterparties meeting their obligations. We are therefore exposed to the risk of failure, cost overruns, delayed delivery, technical problems, quality or engineering problems and other counterparty risks. A number of shipping construction companies have reportedly been experiencing financial challenges. Any such financial challenges may affect operations and the timely delivery of newbuildings. Significant delays could adversely affect our financial position, operating results, and cash flows. If we already committed to a third party the use of the vessel upon construction completion, then we may breach such commitment and be subject to pay related damages, such as any increased costs the counterparty pays to secure an alternate vessel to use. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expenses. Furthermore, a cancellation due to financial difficulties or bankruptcy of a shipyard could imply that pre-delivery installments are not recovered or are recovered only after long arbitration that can last occasionally several years.
Measures have been taken to supervise the quality of the work completed at the shipyard where our newbuildings are being constructed.
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
We may expand our fleet through the acquisition of secondhand vessels. When purchasing and managing second-hand vessels, we are exposed to unforeseen operating costs and vessels off-hire. Second-hand vessels are typically acquired without a warranty period, and while we generally inspect second-hand vessels prior to purchase, such inspections may not fully reveal the condition of the vessel. We may therefore be required to perform repair and maintenance resulting in additional operating costs. Any such hidden defects or problems, when detected may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties.
A substantial portion of our revenues is derived from a limited number of customers, and the loss of any of these customers could result in a significant loss of revenues and cash flow.
We currently derive substantially all of our revenues from a limited number of customers. During 2025, 20 customers accounted for approximately 72% of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to the increasing financial pressure on these customers or otherwise, and we are not able to find a replacement charter, or if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.
We may not be able to meet our ongoing operations and working capital needs and may not be able to obtain additional financing in the future on acceptable terms or at all.

As of December 31, 2025, TORM had available liquidity including undrawn committed facilities of $562.3 million, comprising of cash and cash equivalents including restricted cash of $163.5 million and undrawn committed credit facilities amounting to $398.8 million.
Restricted cash was $5.4 million.
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
charters.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2025, the average age of our owned tanker fleet is approximately 12 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel-efficient and more costly to maintain than newer vessels due to improvements in engine technology, as well as accumulated damage and wear. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for cash distributions and dividends.
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
Our vessels also undergo inspections with a view towards compliance under the Ship Inspection Report Programme, or SIRE, and the
U.S. Coast Guard, or USCG, requirements. At the end of 2024, the Oil Companies International Marine Forum, or OCIMF,

implemented a more comprehensive inspection process by introducing its Ship Inspection Report Program 2.0, or SIRE 2.0. This new
program facilitates a risk-based approach assessing the safety and quality of a vessel and its crew on an ongoing basis. TORM has allocated appropriate resources for the new standards, and the implementation has progressed as planned and is operating effectively.
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
Obligations associated with being a U.S.-listed public company and internal control requirements require significant resources and management attention, and we incur increased costs as a result of being a U.S.-listed public company.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and the listing and other requirements of Nasdaq New York. The various financial and other reporting obligations place significant demands on our management, administrative, operational and accounting resources and cause us to incur significant legal, accounting and other expenses that we would not otherwise incur. These rules and regulations increase our legal and financial compliance costs and may divert our Senior
Management Team’s attention to ensure compliance and make some activities more time-consuming and costly. We may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, create or outsource an internal audit function and hire additional accounting and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. We cannot accurately predict the amount of the additional costs we may incur in the future, the timing of such costs or the degree of impact that our Senior Management Team's attention to these matters will have on our business.
Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting as well as disclosure controls and procedures. Section 404(a) of the Sarbanes-Oxley Act requires that our Senior Management Team assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Compliance with Section 404(a) requires substantial accounting expenses and significant management efforts. The costs of compliance with the foregoing requirement may have a material adverse effect on our future performance, results of operations, cash flows and financial condition. Additionally, Section 404(b) of the Sarbanes-Oxley Act requires the external auditor to attest to, and report on, our Senior Management Team's assessment of our internal controls over financial reporting, which will increase the overall cost of compliance.  Evolving regulatory expectations, including new or amended Public
Company Accounting Oversight Board, or PCAOB, standards, such as the PCAOB’s Quality Control Standard QC 1000, which is scheduled to take effect on December 15, 2026, may further increase the cost and complexity of compliance.
Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, prospects, liquidity, results of operations and financial condition. While we did not identify any material weaknesses or significant deficiencies in our internal controls under the current assessment for the year ended December 31, 2025, we cannot be certain at this time that our internal controls will be considered effective in future assessments and that our independent registered public accounting firm would reach a similar conclusion. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common shares from Nasdaq New York and/or Nasdaq Copenhagen, fines, sanctions and other regulatory action.
Beginning with accounting periods starting on or after January 1, 2026, the updated United Kingdom Corporate Governance Code introduces enhanced requirements under Provision 29, including board‑level monitoring and annual declarations of the effectiveness of all material controls—financial, operational, reporting, and compliance‑related. These obligations will require continued strengthening of our risk‑management and internal‑control framework, expanded control testing, and increased board oversight. Failure to comply with these expanded governance expectations, or to provide the required disclosures in our annual report, could likewise expose us to regulatory or reputational risks.

The cumulative impact of these regulatory, governance, and reporting requirements may increase the overall cost of compliance and divert resources from other strategic initiatives. We cannot accurately predict the future costs of compliance or the full extent of the operational demands these obligations may impose.
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
Such developments could adversely affect our ability to attract and retain qualified employees and members of the Senior Management
Team on reasonable terms in the future and, in turn, could adversely affect our future performance, results of operations, cash flows and financial position.
U.S. tax authorities could treat us as a ‘‘passive foreign investment company’’, which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of ‘‘passive income’’ or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of ‘‘passive income’’. For purposes of these tests, ‘‘passive income’’ includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For the purposes of these tests, income derived from the performance of services does not constitute ‘‘passive income’’. U.S. shareholders of a PFIC are subject to certain reporting obligations and a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
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
Although there is no direct legal authority under the PFIC rules addressing our method of operation, there is substantial legal authority supporting our position, consisting of the Code, legislative history, case law and United States Internal Revenue Service, or the IRS,
pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations or the composition of our income or assets change. If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S.
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
Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code or under the terms of a U.S. income tax treaty.
We and/or one or more of our subsidiaries (collectively referred to as “we” for purposes of this paragraph) may qualify for exemption from tax under the terms of the U.S.-U.K. Income Tax Treaty or the U.S.-Denmark Income Tax Treaty. Whether we so qualify depends, among other things, on whether we satisfy the Limitation on Benefits article of the applicable U.S. income tax treaty. In particular, we would generally satisfy the Limitation on Benefits article if we can establish that we are engaged in the active conduct of a trade or business in the U.K. or Denmark, whichever is applicable, our U.S. source shipping income is derived in connection with, or is incidental to, such trade or business, and such trade or business activity in the applicable treaty jurisdiction is substantial in relation to our trade or business activity in the U.S.. Given the legal and factual uncertainties in making the foregoing determination, there can be no assurance that we will be able to qualify for exemption from tax under a U.S. income tax treaty, or that the IRS or a court of law will agree with our determination in this regard.
If we or our subsidiaries are not entitled to the exemption under Section 883 of the Code or under the terms of a U.S. income tax treaty for any taxable year, we and our subsidiaries would be subject to a 4% U.S. federal income tax on gross U.S. source shipping income for such taxable year. The imposition of this taxation could have a negative effect on our business and result in decreased earnings available for distribution to our shareholders. For example, if the benefits of Section 883 and the applicable U.S. income tax treaties were unavailable for our taxable year ended December 31, 2025, we estimate that our U.S. federal income tax liability for such taxable year would have increased by approximately $ 9.5 million, although our U.S. federal income tax liability for future taxable years would vary depending upon the amount of U.S. source shipping income that we earn in each such year. See “Item 10. Additional Information
—E. Taxation—United States Federal Income Taxation of the Company” for a more comprehensive discussion.
Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
TORM is currently subject to tonnage tax schemes in Denmark, U.K. and the U.S. If our participation in the tonnage tax scheme is abandoned, or if our level of investments and activities is significantly reduced (e.g. from significant or fully disposal of the Danish owned fleet), we may have to pay, in part or in full, a non-current tax liability related to held over gains, which as of December 31, 2025 is $ 45.2 million.
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
We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance.
However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on
us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.
Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain due to increased premiums or reduced or restricted coverage for losses caused by terrorist acts generally.
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
As a result of our international operations, we are exposed to fluctuations in foreign exchange rates due to parts of our revenues being received and operating expenses paid in currencies other than U.S, dollars. We use U.S. dollars as the functional currency because the majority of the Company’s transactions are denominated in U.S. dollars. Thus, the Company’s exchange rate risk is related to cash flows not denominated in U.S. dollars, and we have historically generated almost all revenues and incurred the majority part of our expenses in U.S. dollars. The primary risk relates to transactions denominated in Danish Krone, or DKK, Euro, or EUR, Indian Rupee,
or INR, Singapore Dollar, or SGD, or other major currencies, which relate to administrative and operating expenses. Accordingly, we may experience currency exchange losses if we have not fully hedged our exposure to a foreign currency. A change in exchange rates could have a material adverse impact on our future performance, results of operations, cash flows and financial position.
Investment in derivative instruments such as freight forward agreements could result in losses to us.
We use the derivative markets and take positions in derivative instruments, such as forward freight agreements, or FFAs, for the purposes of hedging our exposure to fluctuations in the charter market, interest rates, foreign exchange rates and bunker prices. Our financing agreements set forth limitations on our level of FFAs exposure and prohibit speculation on interest rates, foreign exchange and bunker swaps. From time to time, we may take positions in such derivative instruments, and as a result we may incur derivative exposure that could have a material adverse effect on our future performance, results of operations, cash flows and financial position. If liquidity in these derivative markets decreases or disappears, it could make it difficult or more expensive for us to perform such hedging, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
U.S. and other non-U.K. holders of our Class A common shares may not be able to exercise pre-emptive subscription rights or participate in future offerings.
Holders of our Class A common shares have certain pre-emption rights with respect to certain of our issuances unless those rights are disapplied by virtue of a shareholder's resolution at a general meeting. Securities laws of certain jurisdictions may restrict the ability for shareholders in such jurisdictions to participate in any future issuances of shares carried out on a pre-emptive basis. Shareholders residing or domiciled in the U.S., as well as certain other countries, may not be able to exercise their pre-emption rights or participate in future capital increases or securities issuances, including in connection with an offering below market value, unless we decide to comply with local requirements and, in the case of the U.S., unless a registration statement is effective, or an exemption from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, is available with respect to such rights.
In such cases, shareholders resident in such non-U.K. jurisdictions may experience a dilution of their shareholding, possibly without such dilution being offset by any compensation received in exchange for subscription rights. No assurance can be given that local requirements will be complied with or that any registration statement would be filed in the U.S. or other relevant jurisdictions, or that another exemption from the registration requirements of the Securities Act or laws of other relevant jurisdictions would apply, so as to enable the exercise of such holders’ pre-emption rights or participation in any future securities issuances.
We may be exposed to fraudulent behavior, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
The risk of fraud is inherent in all industries and is not specific to the shipping industry. However, historically, the shipping industry has experienced an increased risk of fraud and fraudulent behavior. We have established a system of internal controls to prevent and detect fraud and fraudulent behavior. However, there can be no assurance that our fraud prevention measures are sufficient to prevent or mitigate our exposure to fraud or fraudulent behavior in the future, and any such behavior can have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Cybersecurity incidents can affect the confidentiality, availability, and integrity of our IT systems, and could negatively impact our business, including our ability to service customers, and may have a material adverse effect on our compliance, reputation, future performance, results of operations, cash flows, and financial position.
Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information kept on our information systems. We employ a
24/7 Security Operations Center with real-time monitoring to detect and respond to potential cyber-attacks. In addition, we continuously scan our systems for new vulnerabilities, conduct regular risk assessments and perform annual penetration tests to identify vulnerabilities and evolving threats.
We have increased investments in our cybersecurity by establishing a dedicated IT Risk and Security team. These investments include, but are not limited to, security solutions (e.g. a privileged access management solution), security services (e.g. 24/7 incident response service), and user awareness training, such as phishing simulations.
Additionally, there continues to be significant evolution and developments in the use of artificial intelligence technologies, including generative artificial intelligence. As part of services provided by third-party application providers the risks are assessed as part of the normal risk assessments. Internally, we deploy Microsoft CoPilot to a limited number of employees following a thorough training program to ensure awareness and knowledge on the use of artificial intelligence, or AI. We have established a DTAT and AI team to govern and integrate AI into our operations and implemental technical security protocols as part of the overall Microsoft security setup.
At this stage, we do not expect AI to cause increased risk to our industry or business.
Despite our preventive and detective IT security controls, there is no guarantee that these will prevent a cybersecurity incident from occurring. For this reason, we have also created business continuity plans to allow our operations to continue for one week following a cybersecurity incident where a majority of our IT services are compromised. Additionally, we have created disaster recovery plans to ensure that we are capable to restore our critical IT services following a cybersecurity attack. All plans and procedures are being reviewed and tested on an annual basis. Our assessment shows that the potential loss of revenue from a cybersecurity attack that would cause a two-week compromise on our systems would be considered minor.
As of the date of this annual report, we have not experienced any material cybersecurity incident which would be disclosable under SEC guidelines. We are also not aware of any material risks from cybersecurity threats that are reasonably likely to materially affect the
Company, including our business strategy, results of operations or financial condition.
For additional information on our cybersecurity policies, please see "Item 16K. Cybersecurity."
Risks Relating to Our Indebtedness
We have a significant amount of financial debt and servicing our current or future indebtedness limits funds available for other corporate purposes.
As of December 31, 2025, we had interest-bearing debt, which includes mortgage debt and bank loans, finance lease liabilities net of loan receivables of $1,011.9 million and cash and cash equivalents, including restricted cash, of $163.5 million. Net debt totaled $848.4 million.
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
In January 2024, we issued five-year senior unsecured bonds of $200 million, or the Bonds. The Bonds will carry a fixed coupon of
8.25%, payable semi-annually. We used the net proceeds from the issuance of the Bonds to partly finance the acquisition of five of the eight LR2 eco vessels announced in November 2023 and for general corporate purposes. Each potential investor in the Bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should: (i) have sufficient knowledge and experience to make a meaningful evaluation of the Bonds; (ii) have access to and knowledge of the appropriate analytical tools to evaluate an investment in the Bonds; (iii) have sufficient financial resources and liquidity to bear the risks associated with investment in the Bonds; (iv) understand the terms of the Bonds and the behavior of the relevant financial markets; and
(v) be able to evaluate possible scenarios for economic interest rate and other factors that may affect its investment. Our ability to make scheduled payments on or to refinance its obligations under the Bonds will depend upon our financial and operating performance, which in turn, will be subject to prevailing economic and competitive conditions and to financial and business factors, many of which may be beyond the Issuer's control.
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
We may therefore need to seek permission from our lenders in order to engage in certain corporate actions. Our lenders’ and other financing counterparties’ interests may differ from ours and we may not be able to obtain their permission when needed. Such restrictions may prevent us from taking actions that otherwise might be deemed to be in the best interest of the Company and our shareholders, and it may further affect our ability to operate our business moving forward, particularly our ability to incur debt, make capital expenditures or otherwise take advantage of potential business opportunities as they arise.
Failure to comply with the covenants and financial and operational restrictions under our debt facilities may lead to an event of default under those agreements. An event of default may lead to an acceleration of the repayment of debt and/or foreclosure on the collateral securing the debt. In addition, any default or acceleration under our existing debt facilities or agreements governing our other existing or future indebtedness is likely to lead to an acceleration of the repayment of debt under any other debt instruments that contain cross-
acceleration or cross-default provisions. If all or a part of our indebtedness is accelerated, we may not be able to repay that indebtedness or borrow sufficient funds to refinance that debt, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.
As of December 31, 2025, we were in compliance with the financial covenants contained in our debt facilities.
Volatility of interest rate benchmarks under our financing agreements could affect our profitability, earnings and cash flow.
As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on the Secured Overnight Financing Rate, or SOFR, movements in interest rates could negatively affect our financial performance.
In order to manage our exposure to interest rate fluctuations under SOFR or any other variable interest rate, we have a financial policy in place outlining minimum level of hedging. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.
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
The terms of certain of our debt facilities require us to repay the outstanding borrowings thereunder in full if there is a change of control.
A change of control occurs if any person or group acting in concert obtains direct or indirect control of the Company, including the ability to cast more than 50% of voting rights, appoint or remove a majority of the Board of Directors, direct our operating or financial policies, or beneficially own more than 50% of our share capital. Such a change may result from a sale of shares by existing shareholders or a capital increase that dilutes current ownership. Because our major shareholders are not restricted from selling their shares, we cannot assure that they will retain their positions. Any mandatory repayment triggered by a change of control could lead to foreclosure on all or part of our fleet and could materially and adversely affect our operations, liquidity, and financial condition, potentially resulting in insolvency.
Risks Relating to an Investment in Our Class A Common Shares
The majority of our Class A common shares are held by a limited number of shareholders, which may create conflicts of interest.
A large portion of our Class A common shares are beneficially held by a limited number of shareholders, including Njord Luxco, a company affiliated with Oaktree and its affiliates and Hafnia Limited, or Hafnia. Oaktree owns 26,425,059 Class A common shares, or approximately 26.08% of our issued and outstanding Class A common shares and Hafnia owns 14,156,061 Class A common shares, or approximately 13.97% of our issued and outstanding Class A common shares. One or a limited number of shareholders may have the ability, either acting alone or together as a group, to influence or determine the outcome of specific matters submitted to our shareholders for approval, including the election and removal of directors, the execution of mergers or other strategic transactions, and amendments to the Articles of Association such as changes to our issued share capital or any merger or acquisition. Our Articles of
Association contain certain restrictions on us undertaking certain actions unless the approval by certain of our directors and/or a particular majority of our shareholders is obtained. Such restrictions may hamper or impede our ability to take certain corporate actions in a timely manner or at all. Any changes to the composition of the Board of Directors may lead to material changes to our business going forward.
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
If a more active trading market for our Class A common shares does not develop, the price of the Class A common shares may be more volatile, and it may be more difficult and time-consuming to complete a transaction in the Class A common shares, which could have an adverse effect on the realized price of the Class A common shares, or we could be delisted from Nasdaq New York. We cannot predict the price at which our Class A common shares will trade and cannot guarantee investors can sell their shares at or above the issuance price. There is no assurance that a more active and liquid trading market for our Class A common shares will develop or be sustained in the U.S..
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
In accordance with our remuneration policy, our Board of Directors has, as part of the long-term incentive program, or the LTIP, granted certain members of our management and employees Restricted Share Units, or RSUs, in the form of restricted stock options.
The RSUs aim at incentivizing the employees to seek to improve the performance of the Company and thereby our share price for the mutual benefit of themselves and our shareholders. There was an aggregate of 4,856,527 RSUs outstanding as of December 31, 2025.
Subject to vesting, each RSU entitles the holder to acquire one Class A common share. The RSUs will vest over a three-year period from the grant date with an original exercise price for each Class A common share of DKK 136.3, 204.5 or 153.2, depending on the year that the RSUs were granted. In 2025, an incentive program was granted on similar terms as outlined above with the exceptions that the strike price for these RSUs is set to one U.S. cent and that all the RSUs will vest on October 1, 2028. Vested RSUs may be exercised for a period of 360 days from each vesting date. The exercise price on the RSUs may be adjusted by the Board of Directors to reflect dividend payments made to shareholders. Assuming full vesting and exercise of RSUs outstanding as of December 31, 2025, this would result in the issuance of 4,856,527 additional Class A common shares representing approximately 4.79% of our issued and outstanding
Class A common shares. Please see “Item 10. Additional Information-A. Share Capital-Restricted Share Units”.
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
Both the broader equity markets and the shipping sector have experienced periods of elevated volatility, at times not fully reflecting the underlying operating performance of individual companies. If the volatility in the market continues or worsens, it could have a material adverse effect on the market price of our Class A common shares and impact a potential sale price if holders of our Class A common shares decide to sell their shares.
In addition, a large proportion of our Class A common shares are held by a limited number of shareholders. A potentially limited free float due to shareholder concentration may have a negative impact on the liquidity of our Class A common shares and may result in a low trading volume, which could have an adverse effect on the market price and result in increased volatility.
Further, future sales or availability for sale of our Class A common shares may materially affect the price of our Class A common shares. Sales of substantial amounts of Class A common shares, including sales by Njord Luxco or Hafnia, or the perception that such sales could occur, may adversely affect the market price of our Class A common shares.

In addition, the market price and trading volume of our Class A common shares have very recently and at certain other times in the past exhibited, and may continue to exhibit, high volatility, including within a single trading day. A proportion of our common shares may be traded by short sellers which may put pressure on the supply and demand for our Class A common shares, creating further price volatility. In particular, a possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to sudden extreme price volatility in our Class A common shares. Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a
“short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our common shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company and could cause purchasers of our common shares to incur substantial losses.
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
As of the date of this annual report, our issued (and fully paid up) share capital is $1,013,327.07, which is represented by 101,332,707
Class A common shares. Issuances and sales of a substantial number of Class A common shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our Class A common shares. Such sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Our shareholders may incur dilution from any future equity offering.
Risks Related to Being an English Company Listing Class A Common Shares
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in
Delaware.
We are incorporated under the laws of England and Wales. The rights of holders of our Class A common shares are governed by
English law, including the provisions of the U.K. Companies Act 2006, or the UK Companies Act, and by our Articles of Association.
These rights may differ in certain respects from the rights of shareholders in typical U.S. corporations organized in Delaware. The principal differences are set forth in “Description of Class A Common Shares” contained in Exhibit 2.4 to this annual report.
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
Our operations are subject to anti-corruption laws, including the UK Bribery Act, the FCPA, as amended, and potentially other anti-
corruption laws that apply in countries where we do business. We and our commercial partners operate in a number of jurisdictions that may pose a risk of potential UK Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the UK Bribery Act, the FCPA, or other anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our internal operations might be subject or the manner in which existing laws might be administered or interpreted.
We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the U.S., and authorities in the European Union, including applicable export controls,

economic sanctions, customs requirements, anti-boycott requirements, and currency exchange regulations (collectively, “Trade Control
Laws.
While we maintain policies and procedures reasonably designed to ensure compliance with applicable anti-corruption laws and Trade
Control Laws, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws (including the UK Bribery Act or the FCPA) or other legal requirements, including Trade Control Laws. If we are not in compliance with the UK Bribery Act, the FCPA and/or other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions, remedial measures and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the UK
Bribery Act, the FCPA, other anti-corruption laws or Trade Control Laws by the United Kingdom, the U.S. or other authorities could also have a material adverse impact on our reputation, our future performance, results of operations, cash flows and financial position.
U.S. investors may have difficulty enforcing civil liabilities against the Company, our directors or members of our Senior
Management Team and the experts named in the Company's annual report.
We are incorporated under the laws of England and Wales, and our executive offices are located outside of the U.S.. Our officers and the majority of our directors reside outside the U.S., and all or a substantial portion of our assets and the assets of such persons are located outside the U.S.. As a result, it may be difficult for you to serve legal process on us or our directors or officers or have any of them appear in a U.S. court, or enforcing any judgments obtained in U.S. courts to the extent assets located in the U.S. are insufficient to satisfy the judgments. The U.S. and the United Kingdom do not currently have a treaty providing for the recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The enforceability of any judgment of a U.S. federal or state court in England will depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether an English court would recognize the basis on which a U.S. court had purported to exercise jurisdiction over a defendant). In this context, there is doubt as to the enforceability in England of civil liabilities based solely on the federal securities laws of the U.S.. In addition, awards for punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in the England. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it did not seek to compensate the claimant for loss or damage suffered and was intended to punish the defendant.
Civil liabilities based upon the securities and other laws of the U.S. may not be enforceable in original actions instituted in
England or in actions instituted in England to enforce judgments of U.S. courts.
Civil liabilities based upon the securities and other laws of the U.S. may not be enforceable in original actions instituted in England or in actions instituted in England to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts might be successful only if the English court confirms the jurisdiction of the U.S. court and is satisfied that:
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
English law and provisions in our Articles of Association may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current Senior Management Team.
Certain provisions of English law and our Articles of Association may have the effect of delaying or preventing a change in control of us or changes in our Senior Management Team. For example, English law and our Articles of Association include provisions that establish an advance notice procedure for shareholder approvals to be brought before a general meeting of our shareholders, including proposed nominations of persons for election to our Board of Directors. Such provisions could delay or prevent hostile takeovers and changes in control or changes in our Senior Management Team. In addition, these provisions may adversely affect the market price of our Class A common shares or inhibit fluctuations in the market price of our Class A common shares that could otherwise result from actual or rumored takeover attempts.
The United Kingdom City Code on Takeovers and Mergers, or the UK Takeover Code,  does not currently apply to the Company. If at the time of a takeover offer the UK Takeover Code would apply, we would be subject to a number of rules and restrictions, including -
but not limited to - the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii)
we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders.
Changing laws and evolving reporting requirements could have an adverse effect on our business.
We are subject to data protection laws under United Kingdom legislation, and any breaches of such legislation could adversely affect our business, reputation, results of operations and financial condition. Our ability to obtain, retain and otherwise manage personal data is governed by data protection and privacy requirements and regulatory rules and guidance. In the United Kingdom, we must comply with the Data Protection Act 2018 in relation to processing certain personal data. The application of data privacy laws is often uncertain, and as business practices are challenged by regulators, private litigants and consumer protection agencies, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data protection practices. Additionally, under European data protection laws, distributing personal data into the U.S. may constitute an offense. Any breaches of such legislation could have a material adverse effect on our business, reputation, results of operations and financial condition. For more information on our cybersecurity policies, please see "Item 16K. Cybersecurity."
Pre-emption rights for U.S. and other non-United Kingdom holders of shares may be unavailable.
In the case of certain increases in our issued share capital, under English law, existing holders of shares are entitled to pre-emption rights to subscribe for such shares, unless shareholders disapply such rights by a special resolution at a shareholders’ meeting. These pre-emption rights have been disapplied by TORM plc’s shareholders in respect of certain new issuances, see “Item 10. Additional
Information—A. Share Capital”, and we shall propose equivalent resolutions in the future once the initial period of disapplication has expired. In any event, U.S. Holders of common shares in United Kingdom companies are customarily excluded from exercising any such pre-emption rights they may have, unless a registration statement under the Securities Act is effective with respect to those rights, or an exemption from the registration requirements thereunder is available. We do not intend to file any such registration statement, and we cannot assure prospective U.S. investors that any exemption from the registration requirements of the Securities Act or applicable
non-U.S. securities laws would be available to enable U.S. or other non-United Kingdom holders to exercise such pre-emption rights or, if available, that we will utilize any such exemption.
Our tax liabilities may change in the future.
While we believe that being incorporated in England and Wales and resident for tax purposes in the United Kingdom should help us maintain a competitive worldwide effective corporate tax rate, we cannot give any assurance as to what our effective tax rate will be.
This is, among other things, because of uncertainties regarding the tax policies of all the jurisdictions where we operate our business and uncertainties regarding the application to our structure, which is complex, of the tax laws of various jurisdictions, including, without limitation, Denmark, the U.S. and the United Kingdom. Because of this uncertainty, our actual effective tax rate may vary from our expectation and that variance could be material. The G20 and the Organization for Economic Co-Operation and Development are
currently focused on the taxation of multinational corporations as part of the Base Erosion and Profit Shifting Project, or BEPS. The
implementation of BEPS outcomes in the jurisdictions in which we operate may have an impact on our effective tax rate, which, in turn, could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.
We are subject to income and other taxes in the U.S. and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the OECD two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence;
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

We are subject to Pillar Two as of January 1, 2024 as our revenue exceeded the threshold of €750 million in 2022 and 2023. As the majority of our companies’ revenue consists of shipping income, it is assessed that this income will be excluded from the Global Anti-
Base Erosion, or GloBE, income with reference to the shipping carveout described in Article 3.3 of the model rules.
Based on our fiscal year for 2025, we have prepared a preliminary Transitional Country-by-Country Reporting, or CbCR, Safe Harbor
assessment concluding that we expect to be eligible for the Transitional CbCR Safe Harbor in a majority of jurisdictions in which we are present. As of December 31, 2025, the calculated top-up tax does not have a material impact on our financial results.
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
ITEM 4INFORMATION ON THE COMPANY
A. History and Development of the Company
The Company
The Company was founded as TORM A/S in 1889 by Captain Ditlev E. Torm and Christian Schmiegelow. Within the first ten years, the fleet of TORM A/S consisted of four vessels, and in 1905 TORM A/S became listed on the Copenhagen Stock Exchange. As of the date of this annual report, we operate a fleet of 93 owned or chartered-in vessels and our Class A common shares are listed on both
Nasdaq Copenhagen and Nasdaq New York under the symbols “TRMD A” and “TRMD,” respectively.
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
Acquisitions, Dispositions, Deliveries and Capital Investments
Vessel Acquisitions
On November 6, 2025, we announced the acquisition of one 2010-built LR2 vessel. We took delivery TORM Gauri on November 10,
2025.
In the fourth quarter of 2025, we agreed to acquire six 2014-2018-built MR vessels and two 2016-built LR2 vessels. We took delivery of five of the MR vessels before year-end renamed TORM Delhi (November 17, 2025), TORM Dover (November 21, 2025), TORM
Dubai (November 26, 2025), TORM Davao (December 1, 2025), and TORM Freedom (December 16, 2025). The remaining vessels will be delivered in the first quarter of 2026.
Previous years
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
(October 28, 2024), TORM Dagny (October 31, 2024), TORM Daphne (November 25, 2024) and TORM Deborah (November 26,
2024).
On March 7, 2024, we announced the agreement to purchase one 2011-built LR2 eco vessel for a total cash consideration of $51.5 million consisting of cash consideration of $30.9 million and the issuance of approximately 0.6 million shares. The vessel TORM
Genesis was delivered on April 24, 2024.
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
Evelyn (April 19, 2023) and TORM Evolve (May 4, 2023).

Vessel Dispositions
In the first quarter of 2025, we sold and delivered three 2005-built MR vessels, TORM Ragnhild, TORM Resilience, and TORM
Thames, that were delivered to their new owners on March 17, 2025, March 24, 2025, and March 24, 2025, respectively.
In the second quarter of 2025, we sold one 2008-built LR2 vessel, TORM Mathilde, that was delivered to its new owner on 21 May
2025. We also sold two 2008-built MR vessels, TORM Discoverer and TORM Voyager, that were delivered to their new owners on 11
July 2025 and 10 September 2025 respectively.
In the third quarter of 2025, we sold one 2007-built MR vessel, TORM Adventurer, that was delivered to its new owner on 19
November 2025.
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
Scrubber Investments
As of December 31, 2025, we successfully installed scrubbers on 85 of our vessels. Further we plan to install scrubbers on an additional four vessels in 2026, thus 89 vessels are expected to be fitted with scrubbers before the end of 2026, with the remaining vessels continuing to use compliant fuels with 0.5% sulfur content.
Sale and Leaseback Transactions
In 2025, we exercised purchase options for 22 leaseback vessels, six LR2 vessels, seven LR1 and nine MR vessels. 14 vessels has been redelivered to TORM transitioning them to full ownership. The rest will be redelivered in 2026.
Previous years
There were no sale and leaseback transactions in 2024.
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
Time Charter Agreements
During 2025, we entered into four new time charter-out contracts for three LR2 vessels (TORM Gauri, TORM Grace and TORM
Hannah) and one MR vessel (TORM Lilly), at a rate of $28,209 per day.
Previous years

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
Recent Developments
On January 6, 2026, following the closing of the Hafnia Share Purchase (as defined below) on December 22, 2026 and in accordance with our Articles of Association, the Board of Directors determined that the threshold date defined in the Articles of Association (being the first time at which Oaktree and its affiliates have ceased to beneficially own at least one-third of the Company’s issued shares, excluding any shares held in treasury) occurred on January 6, 2026. As a result, the Class B share and the Class C share were redeemed and cancelled in accordance with our Articles of Association and no further Class B shares or Class C shares can then be issued. These events occurred after the reporting date and do not give rise to adjustments to the consolidated financial statements for the year ended 31
December 2025.
In January 2026, TORM delivered TORM Maren, which was held for sale as at 31 December 2025, to new owners.
In January and February 2026, TORM Houston and TORM Emilie were repurchased from sale-and-leaseback owners following the exercise of purchase options called by TORM in the end of 2025. The remaining six vessels for which purchase options were also called in the end of 2025 will be repurchased from sale-and-leaseback owners during the remaining part of the first half of 2026.
During January and February 2026, TORM took delivery of one 2018-build MR vessel, TORM Fortune, and one 2016-build LR2 vessel, TORM Helga.
In January 2026, TORM made an amendment and restatement to the Syndicate Facilities 2025 to finance eight vessel acquisitions entered into during the second half of 2025, increasing the total commitment by USD 158.9m. As of the date of this report, drawdowns have been made for seven of the eight vessel. The maturity of the Syndicate Facilities 2025 remains unchanged.
TORM’s Board of Directors has on the date of this report declared an interim dividend for the fourth quarter 2025 of USD 0.70 per share to be paid to shareholders corresponding to an expected total dividend payment of USD 70.9m. The distribution for the quarter is equivalent to 82% of net profit and reflects the Distribution Policy. The payment date is 25 March 2026 to all shareholders on record as of 12 March 2026, and the ex-dividend date is 11 March 2026 for the shares listed on Nasdaq OMX Copenhagen and 12 March 2026 for the shares listed on Nasdaq New York. The dividends have not been recognized as liabilities as at 31 December 2025 and there are no tax consequences.
B. Business Overview
Our Business
We are one of the world’s largest carriers of refined oil products. Our activities are primarily the transportation of clean petroleum products, such as gasoline, jet fuel, kerosene, naphtha and gas oil, and occasionally dirty petroleum products, such as fuel oil. We are active in all larger vessel classes of the product tanker market from MR to LR2 tankers. For an overview of the specifications of our fleet, reference is made to “TORM Fleet development” on page 32 of our Annual Report 2025.  See “Item 4. Information on the
Company-B. Business Overview.”
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
Environmental, Social and Governance
For further information on ESG issues, reference is made to pages 34-105 of the Annual Report 2025 and TORM’s separate
Responsibility Report that can be found on our webpage www.torm.com. None of the information contained on this website is incorporated into or forms a part of this annual report.
Our Business Strategy

For information on our business strategy, reference is made to “Business Model and Strategic Choices” on pages 8-16 of the Annual
Report 2025.
The Product Tanker Industry
For information on the product tanker industry, reference is made to “Market Review” on pages 19-20 of the Annual Report 2025. For information on the risks associated with operating within the product tanker market, see “Item 3. Key Information—D. Risk Factors—
Risks Related to Our Business and Our Industry.”
Our Fleet
The following table sets forth summary information regarding our fleet of owned product tankers, including the vessels that we charter in as of December 31, 2025.

Vessel Name	Type	DWT	Year Built	Ownership	Shipyard(1)
TORM GABRIELLA	LR2	119,456	2010	Owned	Hyundai
TORM GANGA	LR2	119,456	2010	Owned	Hyundai
TORM GAURI	LR2	119,456	2010	Owned	Hyundai
TORM GEMMA	LR2	119,456	2012	Owned	Hyundai
TORM GENESIS	LR2	119,456	2011	Owned	Hyundai
TORM GITTE	LR2	119,456	2010	Owned	Hyundai
TORM GLORIA	LR2	119,456	2011	Owned	Hyundai
TORM GRACE	LR2	119,456	2012	Owned	Hyundai
TORM GWENDOLYN	LR2	119,456	2010	Owned	Hyundai
TORM GWYNETH	LR2	119,456	2010	Owned	Hyundai
TORM HANNAH	LR2	109,999	2016	Owned	GSI Nansha
TORM HELLERUP	LR2	114,000	2018	Owned	GSI Nansha
TORM HELENE	LR2	114,000	2021	Owned	GSI Nansha
TORM HERMIA	LR2	114,000	2018	Owned	GSI Nansha
TORM HERDIS	LR2	114,000	2018	Owned	GSI Nansha
TORM HILDE	LR2	114,000	2018	Owned	GSI Nansha
TORM HOUSTON	LR2	114,000	2022	Leased (3)	GSI Nansha
TORM KIARA	LR2	114,445	2015	Owned	Hyundai
TORM KIRSTEN	LR2	114,445	2015	Owned	Hyundai
TORM KRISTINA	LR2	114,323	2015	Owned	Hyundai
TORM MAREN²⁾	LR2	109,672	2008	Owned	Dalian Shipbuilding

TORM VENTURE	LR1	73,700	2007	Owned	New Century SB
TORM ELISE	LR1	75,000	2020	Owned	GSI Nansha
TORM ELIZABETH	LR1	75,000	2020	Owned	GSI Nansha
TORM EVELYN	LR1	74,606	2011	Leased (4)	Hyundai Mipo
TORM EVOLVE	LR1	74,554	2011	Leased (4)	Hyundai Mipo
TORM EVA	LR1	74,552	2011	Leased (4)	Hyundai Mipo
TORM EMMA	LR1	75,000	2012	Leased (5)	STX SB
TORM EMILIE	LR1	75,013	2013	Leased (3)	STX SB
TORM INTEGRITY	LR1	73,800	2013	Leased (5)	New Times SB
TORM INNOVATION	LR1	73,847	2013	Leased (5)	New Times SB

TORM AGNES	MR	49,999	2011	Owned	GSI Liwan
TORM AGNETE	MR	49,999	2010	Owned	GSI Liwan
TORM ALEXANDRA	MR	49,999	2010	Leased (3)	GSI Liwan
TORM ALICE	MR	49,999	2010	Leased (3)	GSI Liwan
TORM ALLEGRO	MR	46,184	2012	Owned	Brod. Trogir
TORM ALMENA	MR	49,999	2010	Owned	GSI Liwan
TORM AMALIE	MR	49,999	2011	Owned	GSI Liwan
TORM AMORINA	MR	46,184	2012	Owned	Brod. Trogir
TORM ANABEL	MR	49,999	2012	Owned	GSI Liwan
TORM ARAWA	MR	49,999	2012	Owned	GSI Liwan
TORM ASLAUG	MR	49,999	2010	Owned	GSI Liwan
TORM ASTRID	MR	49,999	2012	Owned	GSI Liwan

Vessel Name	Type	DWT	Year Built	Ownership	Shipyard(1)
TORM ATLANTIC	MR	49,999	2010	Owned	GSI Liwan
TORM AUSTRALIA	MR	51,737	2011	Owned	Hyundai Mipo
TORM CAVATINA	MR	46,200	2010	Owned	Brod. Trogir
TORM CORRIDO	MR	46,156	2011	Owned	Brod. Trogir
TORM DIWATA	MR	49,746	2014	Owned	Hyundai Mipo
TORM INDIA	MR	49,999	2010	Owned	Hyundai Mipo
TORM LAURA	MR	49,999	2008	Owned	GSI Liwan
TORM LEADER	MR	46,070	2009	Owned	Brod. Trogir
TORM LENE	MR	49,999	2008	Owned	GSI Liwan
TORM LILLY	MR	49,999	2009	Owned	GSI Liwan
TORM LOTTE	MR	49,999	2009	Owned	GSI Liwan
TORM LOUISE	MR	49,999	2009	Owned	GSI Liwan
TORM MALAYSIA	MR	51,737	2011	Owned	Hyundai Mipo
TORM NEW ZEALAND	MR	51,737	2011	Owned	Hyundai Mipo
TORM BIRGITTE	MR	49,995	2013	Owned	STX SB
TORM BELIS	MR	49,995	2013	Owned	STX SB
TORM BEATRICE	MR	49,995	2013	Owned	STX SB
TORM PHILIPPINES	MR	49,999	2010	Owned	Hyundai Mipo
TORM SINGAPORE	MR	51,737	2011	Owned	Hyundai Mipo
TORM SOLUTION	MR	49,999	2019	Owned	GSI Nansha
TORM SOVEREIGN	MR	49,999	2017	Owned	Hyundai Mipo
TORM SPLENDID	MR	49,999	2020	Owned	GSI Nansha
TORM STELLAR	MR	49,999	2020	Owned	GSI Nansha
TORM STRENGTH	MR	49,999	2019	Owned	GSI Nansha
TORM STRONG	MR	49,999	2019	Owned	GSI Nansha
TORM SUBLIME	MR	49,999	2019	Owned	GSI Nansha
TORM SUCCESS	MR	49,999	2019	Owned	GSI Nansha
TORM SUPREME	MR	49,999	2017	Owned	Hyundai Mipo
TORM THOR	MR	49,842	2015	Owned	Sungdong SB
TORM THUNDER	MR	49,842	2015	Owned	Sungdong SB
TORM TIMOTHY	MR	49,842	2015	Owned	Sungdong SB
TORM TITAN	MR	49,842	2016	Owned	Sungdong SB
TORM TORINO	MR	49,842	2016	Owned	Sungdong SB
TORM TROILUS	MR	49,842	2016	Owned	Sungdong SB
TORM DANICA	MR	49,999	2015	Owned	Hyundai Mipo
TORM DENISE	MR	49,999	2015	Owned	Hyundai Mipo
TORM DAGMAR	MR	49,999	2015	Owned	Hyundai Mipo
TORM DIANA	MR	49,999	2016	Owned	Hyundai Mipo
TORM DURGA	MR	49,680	2014	Owned	Hyundai Mipo
TORM DAMINI	MR	49,746	2014	Owned	Hyundai Mipo
TORM DORIS	MR	49,680	2015	Owned	Hyundai Mipo
TORM DAGNY	MR	49,635	2015	Owned	Hyundai Mipo
TORM DEBORAH	MR	49,680	2015	Owned	Hyundai Mipo
TORM DAPHNE	MR	49,746	2015	Owned	Hyundai Mipo
TORM DULCE	MR	49,680	2014	Owned	Hyundai Mipo
TORM DAVAO	MR	49,990	2014	Owned	Hyundai Mipo
TORM DELHI	MR	49,990	2014	Owned	Hyundai Mipo
TORM DOVER	MR	49,990	2014	Owned	Hyundai Mipo
TORM DUBAI	MR	49,990	2014	Owned	Hyundai Mipo
TORM FREEDOM	MR	49,683	2017	Owned	GSI Nansha
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
(2) Indicates that the vessels are assets held-for-sale.
(3) Vessels were sold and leased back on bareboat charter with contract expirations in 2026. We have purchase options for two of the four vessels. No sales were recorded under IFRS and hence the vessels have not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.
(4) Vessels were sold and leased back on bareboat charter with a contract expiration in 2026. We have called purchase options for the vessels. No sale was recorded under IFRS and hence the vessel has not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.
(5) Vessels were sold and leased back on bareboat charter with a contract expiration in 202. We have called purchased options for the vessels. No sale was recorded under IFRS and hence the vessel has not been derecognized from our balance sheet and we recorded a corresponding financial liability for the cash we received.
Employment of Our Product Tanker Fleet
Our current strategy is to employ our vessels worldwide primarily in the spot market. We believe that this will enable us to take advantage of potential increases in product tanker hire rates in the near term. We may seek to employ some of our vessels on longer-
term time charter contracts, if customer needs and expected returns make this more attractive. Employing vessels on longer-term contracts may provide us with the benefits of stable cash flows and high utilization rates. In addition, from time to time, we may employ our vessels on shorter-term charters and under COAs and we may enter into forward freight agreements. Reference is made to the
Glossary on page 223 of the Annual Report 2025 for the definitions of Spot Market, Time Charter, COA and Bareboat Charter.
Coverage of Our Fleet
For information on the coverage of our fleet, including the definitions of certain key terms related to the coverage of our fleet, reference is made to “Market Drivers and Outlook” on pages 29 – 30 of the Annual Report 2025 and to the Glossary on page 223 of the Annual
Report 2025.
Management of Our Fleet
For information on management of our fleet, reference is made to “Business Model and Strategic Choices” on pages 8 – 13 of the
Annual Report 2025.
Customers
Tanker
We generate revenue by charging customers for the transportation of primarily refined oil products and occasionally crude oil. Many of our largest customers in the product tanker, or Tanker, segment are companies operating in the oil industry such as major oil companies, state-owned oil companies and international trading houses. The Tanker segment is comprised of TORM’s LR1, LR2 and MR vessels, which are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the
Tanker segment can handle multiple sizes of refined oil cargos and sail all seas and oceans, over both short and long distances. Given the technical specifications and capacity of the vessels, the Tanker segment is relatively homogenous with a very high degree of interoperability.
Marine Engineering
TORM has a controlling interest in its joint venture entity Marine Exhaust Technology (Hong Kong) Ltd., through which TORM provides services in the marine engineering, or Marine Engineering, segment which consist of developing and producing advanced green marine equipment. Some of TORM’s contracts with customers relate to the sale of marine engineering equipment with installation services. Customers obtain control of the marine engineering equipment with installation services when the goods are delivered to the customer, they have completed commissioning and delivery has been accepted by the customers. When without installation services, customers obtain control of the marine engineering equipment when the goods are delivered to and have been accepted by the customers.
Customer Concentration

During 2025, our 20 largest customers accounted for approximately 71% of our total revenue. No customer in the tanker segment accounted for more than 10% of our total revenues.
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
Patents, Licenses and Trademarks
We have no material patents and do not use any licenses other than ordinary IT licenses.
We have trademarks registered the rights to our Company’s name (TORM) and logo (the TORM flag) in all relevant jurisdictions including Denmark, the European Union, Bahrain, Brazil, Singapore, the United Arab Emirates and the U.S..
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
A variety of government and private entities subject our vessels (and other vessels we may acquire) to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor masters or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators.
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
International Maritime Organization
The IMO, the United Nations agency for maritime safety and the prevention of pollution of vessels, has adopted MARPOL, the
International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, the International Convention on Standards of
Training, Certification and Watchkeeping for Seafarers, or STCW, and the International Convention on Load Lines of 1966. MARPOL
establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, the handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk and LNG carriers as well as oil tankers, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively;
Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
In 2013, the IMO’s MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These
amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced
Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or the ESP Code, which provides for enhanced inspection programs. CAS is not applicable to our vessels. In January 2023, amendments to the ESP Code relating to thickness measurements at the first renewal survey of double hull oil tankers became effective. For ships older than 15 years, we carry our voluntary Condition
Assessment program, or CAP, rating along with ESP. We may need to make certain financial expenditures to maintain CAP rating.
Air Emissions
In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain tankers and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls), are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27,
2016, MEPC 70 agreed to implement a global limit of 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from
January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5%
sulfur on ships became effective on March 1, 2020. Fuels with higher sulfur content than required by Reg. 14 of Annex VI can still be delivered to a ship, provided the ship uses equivalent measures, such as scrubbers, pursuant to Regulation 4. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur additional costs, which cannot be reasonably estimated.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and U.S. Caribbean
Sea area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs.
Other certain areas including areas in China that are subject to local regulations also impose stricter emission controls. In July 2023,
MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the Norwegian Sea, which should take effect in March 2027.  MEPC 83 also approved the Northeast Atlantic Ocean as an ECA and is expected to take effect in 2028. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III nitrous oxide, or NOx, standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021.
The Canadian-Arctic ECA for NOx will also be effective starting from March 1, 2026, for ships built on or after January 1, 2025. For the Norwegian Sea ECA, the NOx Tier III engine certification requirement will apply to ships (i) with building contracts placed on or after March 1, 2026, (ii) in the absence of a building contract, constructed on or after September 1, 2026, or (iii) delivered on or after
March 1, 2030. For the North-East Atlantic ECA, the requirement is expected to apply to ships (i) contracted on or after January 1,
2027, (ii) in the absence of a building contract, constructed on or after July 1, 2027, or (iii) delivered on or after January 1, 2031. The
EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. In April 2025, MEPC 83 also adopted amendments (expected to enter into force late
2026 and early 2027) to the NOx Technical Code 2008, which allows ships to optimize fuel consumption based on their operational profile, thus improving energy efficiency, while ensuring compliance with NOx emission requirements. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
MEPC 70 Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. MEPC 83 approved draft amendments to make the IMO’s data collection system  more accessible to the public through an anonymized database.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement SEEMP, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the EEDI.
MEPC 75 amended Annex VI to impose new regulations to reduce GHG emissions from ships.  These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping.  The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index, or EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator, or CII.  The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories.  With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content.
MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79
also revised the Energy Efficiency Design Index calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight.  These amendments entered into force on May 1, 2024. In April 2025, MEPC 83 adopted amendments to the 2021 Guidelines on operational carbon intensity reduction factors, which outline methods for determining
CII reduction factors from 2023 and now includes newly defined factors from 2027 to 2030.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of
Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against shipowners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation
II-1/3-10 entered into force in 2012, and from July 1, 2016 with respect to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1,
2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based
Ship Construction Standards for Bulk Carriers and Oil Tankers. All our vessels comply with these requirements as applicable.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels to be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code
includes (1) the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2)
marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods,
including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregating groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquids or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.
The IMO has also adopted STCW. As of February 2017, all seafarers are required to meet the STCW standards and to be in possession of a valid STCW certificate.
Furthermore, cybersecurity guidance and regulations have been developed in an attempt to combat cybersecurity threats. On July 16,
2025, the U.S. Coast Guard’s final rule, Cybersecurity in the Martine Transportation System, went into effect.  Under this rule, all regulated entities are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Center.  This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of these regulations is hard to predict at this time.
In June 2022, SOLAS also set out new amendments that took effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System, (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of
Ships’ Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 8,
2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
The MEPC maintains guidelines for approval of ballast water management systems (G8). Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the
IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024,
all ships must meet the D-2 standard. Costs of compliance with these regulations may be substantial. Additionally, in November 2020,
MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments entered into force on June 1, 2022. In December
2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC
79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a
BWM system should only be used as a last resort.
In addition to the BWM Convention, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast water exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC, where the spill is caused by the shipowner’s actual fault, and under the 1992 Protocol, where the spill is caused by the shipowner’s intentional or reckless act or omission, where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. Protection and indemnity associations, or P&I
Clubs, in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
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
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the U.S., where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
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
In November 2014 and May 2015, the IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the
International Code for Ships Operating in Polar Water, or the Polar Code. The Polar Code entered into force on January 1, 2017. The
Polar Code covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. Ships intending to operate in the applicable areas must have a Polar Ship Certificate as well as a Polar Water Operational Manual. The Polar Code applies to new ships constructed after January 1, 2017. After January 1,
2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling
Convention, which entered into force on September 17, 2008 and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-
fouling Convention.
In June 2021, MEPC 76 adopted amendments to the Anti-fouling Convention to include controls on the biocide cybutryne; ships may not apply cybutryne or re-apply anti-fouling systems containing that substance. In addition, ships are required to remove or apply a coating to anti-fouling systems with cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS
Certificate no later than two years after the entry into force of these amendments. Ships which are not affected must receive an updated
IAFS Certificate at the next Anti-fouling application to the vessel.  These amendments entered into force on January 1, 2023.
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
Compliance Enforcement
Non-compliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and EU authorities (and other authorities in a number of countries) have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and EU ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The
IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’ territorial sea and its 200 nautical mile exclusive economic zone around the U.S.. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability
Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
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

i)injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
ii)injury to, or economic losses resulting from, the destruction of real and personal property;
iii)net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property or natural resources;
iv)loss of subsistence use of natural resources that are injured, destroyed or lost;
v)lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
vi)net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
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
Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.
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
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels and other vessels we may acquire to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels and other vessels we may acquire from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit, or VGP, program and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of
Performance, with an effective date of November 8, 2024, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, USCG, and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
Additionally, California legislation effective on January 1, 2021, establishes increased fines for oil spills in California State waters. The legislation doubles certain existing fines up to a maximum of $1,000,000 for each violation, with each day or partial day of a violation being considered a separate violation and empower courts to impose a new additional fine of up to $1,000 per gallon of oil spilt in excess of 1,000 gallons. In each case a fine may be imposed if the violator knowingly caused, or reasonably should have known that their actions would lead to, an oil spill into Californian State waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 (amending
EU Directive 2009/16/EC) governs the monitoring, reporting and verification of CO2 emissions from maritime transport and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report CO2 emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on CO2 emissions and other information. In July 2020, the European Parliament’s Committee on Environment, Public Health and Food
Safety voted in favor of the inclusion of vessels of 5,000 gross tons and above in the EU ETS.
On September 15, 2020, the European Parliament voted to include GHG emissions from the maritime sector in the European Union’s carbon market, the EU ETS as part of its “Fit-for-55” legislation to reduce net GHG emissions by at least 55% by 2030.  This will require shipowners to buy permits to cover these emissions.  On December 18, 2022, the Environmental Council and European
Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026.  Most large vessels will be included in the scope of the EU ETS from the start.  Big offshore vessels of 5,000 gross tonnage and above are included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027.
General cargo vessels and off-shore vessels between 400-5,000 gross tonnage are included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional GHG: NOx and methane.
In January 1, 2025, the European Union adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation.
FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the European Union or
European Economic Area. This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.
Responsible recycling and scrapping of ships is becoming an increasingly important issue for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Convention, which sets standards for ship recycling. The Hong Kong Convention entered into force in June 2025. Parties to the Convention now have two years to implement the requirements of the Convention in their respective jurisdictions and ensure that the highest possible ship recycling standards and in well run and green ship recycling yards are created/maintained.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-
risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.
Furthermore, the European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex
VI relating to the sulfur content of marine fuels. In addition, the European Union imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic Sea, the North Sea and the English Channel (the so called Sox-Emission Control Area). As of
January 2020, the EU member states must also ensure that ships in all EU waters, except the Sox-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
Greenhouse Gas Regulations
Currently, the emissions of GHGs from international shipping are not subject to the Kyoto Protocol to the United Nations Framework
Convention on Climate Change, which entered into force in 2005, or the Kyoto Protocol, and pursuant to which adopting countries have been required to implement national programs to reduce GHG emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce
GHG emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit GHG emissions from ships. The U.S. is not a party to the Paris Agreement.
In April 2018, nations at the MEPC 72 adopted an initial strategy to reduce GHG emissions from ships. The initial strategy identifies
“levels of ambition” to reduce GHG emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions.
In July 2023, MEPC 80 adopted the 2023 IMO Strategy — on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving a net zero GHG emissions from international shipping. from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (i) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by
2030, compared to 2008 levels; and (ii) reduce the total annual GHG emissions from international shipping by at least 70%, striving for
80%, by 2040, compared to 2008 levels. As part of the 2023 IMO Strategy, MPEC also created the IMO Net-zero Framework, which will combine mandatory emissions limits and GHG pricing across the industry.  The IMO Net-zero Framework was approved at MEPC
83 for potential adoption in spring 2026 and will eventually be included in Annex VI.  Under these draft regulations, ships will be required to reduce their annual GHG fuel intensity, or GFI, calculated using the well-to-wake approach and ships emitting above GFI thresholds will have to acquire remedial units to balance its deficit emissions, while those using zero or near-zero GHG technologies will be eligible for financial rewards..
As noted above, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) that requires ships above
5,000 gross tons to report consumption data for fuel oil, hours under way, and distance traveled. Unlike the EU MRV (see below), the
IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching, and off-
shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data has been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area must be reported in two separate, but largely overlapping, systems: the EU
MRV, which applies since 2018, and the IMO DCS, which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on February 4, 2019, aims to align and facilitate the simultaneous implementation of the two systems, although it is still not clear when the proposal will be adopted.
IMO’s MEPC 76 adopted amendments to MARPOL Annex VI that requires ships to reduce their greenhouse gas emissions. The
Revised MARPOL Annex VI entered into force on November 1, 2022. The revised Annex VI includes carbon intensity measures
(requirements for ships to calculate their EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support implementation of the amendments.
The European Union made a unilateral commitment to reduce overall GHG emissions from its member states from 20% of 1990 levels by 2020. The European Union also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to
2020. As of January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on CO2 emissions and other information. Under the European Climate Law, the European Union committed to reduce its net GHG emissions by at least 55% by 2030 through its “Fit-for-55” legislation package.  As part of this initiative, the European Union’s carbon market, EU
ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.
In the U.S, the EPA issued a finding that GHGs endanger the public health and safety, adopted regulations to limit GHG emissions from certain mobile sources and proposed regulations to limit GHG emissions from large stationary sources. However, in March 2017, the
Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut GHG emissions, and on August
13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities.  In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting final rule was issued in December 2023.  However, the current administration is delaying these requirements limiting methane emissions and is considering repealing the measure altogether. Therefore, it is unclear how such environmental regulations could affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement that restricts emissions of GHGs could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
Maritime Labor Convention
The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO adopted the Maritime Labor Convention 2006, or MLC 2006, which entered into force on August 20, 2013. A Maritime Labor
Certificate and a Declaration of Maritime Labor Compliance are required to ensure compliance with the MLC 2006 for all ships above
500 gross tons in international trade. These documents will provide prima facie evidence that the vessels are in compliance with the requirements of the MLC 2006. The Maritime Labor Certificate and Declaration of Maritime Labor Compliance will be subject to inspection by port state control when vessels enter the ports of other countries that have ratified the MLC 2006. In addition, vessels flying the flag of countries that have not ratified the MLC 2006 are also subject to inspection with respect to working and living conditions for seafarers when those vessels enter in port of countries where the MLC 2006 is in force. Amendments to MLC 2006 were adopted in 2014, 2016 and 2018.

There are costs associated with complying with the MLC 2006, and the methods to be used by port state control to check and ensure compliance are currently unclear. Given the uncertain interpretation of the MLC 2006 and the local legislation enacting it in various countries, there are risks associated with ensuring proper compliance.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the U.S., there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Additionally, to trade internationally, a vessel must attain an International Ship Security
Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC.
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
Inspection by Classification Societies
Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in-class,”
signifying that the vessel has been built and maintained in accordance with the rules of the classification society. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned and will certify that such vessel complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member.
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
Most vessels are subject also to a minimum of two examinations of the outside of a vessel’s bottom and related items during each five-
year special survey period. Examinations of the outside of a vessel’s bottom and related items are normally to be carried out with the vessel in dry-dock, but an alternative examination while the vessel is afloat by an approved underwater inspection may be considered.
Such an examination is to be carried out in conjunction with the Special Periodical Survey, and in this case the vessel must be in dry-
dock. For vessels older than 15 years (after the third Special Periodical Survey), the bottom survey must always be in the dry-dock. In all cases, the interval between any two such examinations is not to exceed 36 months.
In general, during the above surveys, if any defects are found, the classification surveyor will require immediate repairs or issue a
‘‘recommendation’’ which must be rectified by the shipowner within prescribed time limits.
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies , or IACS. All our vessels are certified as being “in-class”
by American Bureau of Shipping, Lloyds Register or Bureau Veritas who are all members of IACS. All new and second-hand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.
For further information on ESG issues, reference is made to pages 34 – 105 of the Annual Report 2025 and TORM’s separate ESG
Report that can be found on our webpage www.torm.com.  None of the information contained on this website is incorporated into or forms a part of this annual report.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the U.S.
for certain oil pollution accidents in the U.S., has made liability insurance more expensive for shipowners and operators trading in the
U.S. market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
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
Protection and Indemnity Insurance
Protection and indemnity insurance, or P&I insurance, is provided by mutual P&I Clubs, and covers our third-party liabilities in connection with our shipping activities. This coverage includes third-party liability and other expenses relating to injury or death of crew or passengers, loss or damage to cargo, claims arising from collisions with other vessels, damage to third-party property, pollution arising from oil or other substances, and salvage and towing including wreck removal. P&I insurance is a mutual maritime insurance, where the coverage (for open-end risks) is provided by mutual associations.
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
C. Organizational Structure
As of December 31, 2025, TORM plc, TORM A/S and other subsidiaries, owned 83 of the vessels in our product tanker fleet and bareboat chartered in 10 vessels with an option or obligation to buy back the vessels and expect to apply the same ownership structure for each additional vessel that we acquire in the future, through separate wholly-owned subsidiaries.
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
ITEM 4AUNRESOLVED STAFF COMMENTS
None.
ITEM 5OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
The audited consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023 have been prepared in accordance with IFRS as issued by the IASB. The financial statements are presented in U.S. dollar millions unless otherwise indicated.
The discussion included in the following sections covers our operating results in 2025 compared with 2024. For the discussion of our operating results in 2024 compared with 2023, reference is made to “Item 5. Operating and Financial Review and Prospects” included in our 2024 Annual Report on Form 20-F, filed with the SEC on March 6, 2025.
This annual report includes certain financial measures that have not been prepared in accordance with IFRS and are not recognized measures of financial performance or liquidity under IFRS. In addition to the financial information contained in this annual report presented in accordance with IFRS, certain “non-IFRS financial measures” (as defined in Regulation G or Item 10(e) of Regulation S-

K under the Securities Act) have been included in this annual report. These non-IFRS measures should not be considered as alternatives to operating income, cash flows from operating activities or any other performance measures derived in accordance with IFRS. These measures have important limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under IFRS.
Non-IFRS measures
Certain non-IFRS measures included in our financial and operating data have been derived from amounts calculated in accordance with
IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. The non-IFRS measures include TCE earnings, Gross profit, Adjusted EBITDA, loan-to-value ratio and net interest-bearing debt.
The Senior Management Team believes that these non-IFRS measures are both useful and necessary to present in our financial and operating data, because they are used by the Senior Management Team for internal performance analysis, the presentation of these measures facilitates an element of comparability with other companies, although the Senior Management Team's measures may not be calculated in the same way as similarly titled measures reported by other companies, and because these measures are useful in connection with discussions with the investment community.

Non-IFRS Measures	Year ended December 31,
(USD million)	2025	2024
Time charter equivalent (TCE) earnings – Tanker segment	909.7	1134.8
Gross profit	665.5	895.6
Adjusted EBITDA	577.5	844.2
Net interest-bearing debt	848.4	947.6
Loan-to-value (LTV) – Tanker segment	29.4%	26.8%
Time Charter Equivalent (TCE) earnings. We define TCE earnings, a performance measure, as revenue after port expenses, bunkers and commissions including freight and bunker derivatives from the Tanker segment. We report TCE earnings, a non-IFRS measure, because we believe it provides additional meaningful information to investors in conjunction with revenue, the most directly comparable IFRS measure, given it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from revenue to TCE earnings.

Reconciliation to revenue - Tanker segment	Year ended December 31,
(USD million)	2025	2024
Revenue	1,314.2	1,544.0
Port expenses, bunkers and commissions	(404.5)	(409.2)
Time charter equivalent (TCE) earnings - Tanker segment	909.7	1,134.8
Gross profit. We define Gross profit as revenue less port expenses, bunkers and commissions, other cost of goods sold, charter hire and operating expenses. We report gross profit, a non-IFRS measure, because we believe it provides additional meaningful information to investors to assess our operating performance, as Gross profit measures the net earnings from core activities.

Computation of gross profit	Year ended December 31,
(USD million)	2025	2024
Revenue – all segments	1,339.5	1,559.2
Port expenses, bunkers and commissions and other cost of goods sold	(421.6)	(418.5)
Operating expenses	(252.4)	(245.1)
Gross profit	665.5	895.6
EBITDA. We define EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes.
EBITDA is used as a supplemental financial measure by our Senior Management Team and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements. We believe that EBITDA assists our Senior Management Team and investors in evaluating our operations by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, and which may significantly affect profit/(loss) between periods. Including
EBITDA as an alternative performance measure, benefits investors in selection between investment alternatives.
EBITDA excludes some, but not all, items that affect profit/ (loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented.
Due to temporary fluctuations of the fair value of freight and bunker derivatives, our Senior Management Team believes that an adjustment for unrealized gains/losses on freight and bunker derivatives helps to increase comparability in EBITDA developments.
EBITDA and the adjusted EBITDA are calculated as follows:

Reconciliation to net profit	Year ended December 31,
(USD million)	2025	2024
Net profit for the year	286.0	611.5
Tax	9.2	(2.0)
Financial expenses	74.4	74.1
Financial income	(13.3)	(24.8)
Depreciation and amortization	214.5	192.0
EBITDA	570.8	850.8

Reconciliation to EBITDA
EBITDA	570.8	850.8
Fair value adjustments on freight and bunker derivatives	6.7	(6.6)
Adjusted EBITDA	577.5	844.2
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
interest-bearing debt is a relevant measure, which our Senior Management Team uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

Net interest-bearing debt	Year ended December 31,
(USD million)	2025	2024
Borrowings (current and non-current)¹⁾	1,016.3	1,243.3
Loan receivables	(4.4)	(4.5)
Cash and cash equivalents, including restricted cash	(163.5)	(291.2)
Net interest-bearing debt	848.4	947.6
1) Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 19 for information on capitalized loan costs.
Loan-to-value, or LTV, ratio. Loan-to-value (LTV) ratio is defined as vessel values divided by net borrowings of the vessels. LTV describes the net debt ratio of our vessels and is used by us to describe the financial situation, the liquidity risk as well as to express the future possibilities to raise new capital through new loan facilities.

Loan-to-value (LTV) - Tanker segment	Year ended December 31,
(USD million)	2025	2024
Vessel values, including newbuildings (broker values)	3,177.5	3,582.9
Vessel values of purchased secondhand vessels not delivered (broker values)	150.6	–
Other committed investment capital expenditure	15.5	23.0
Total vessel values	3,343.6	3,605.9

Borrowings	1,011.3	1,241.3
- Debt on Land and buildings and Other plant and operating equipment	(8.8)	(8.4)
Committed liability capital expenditure	141.5	23.0
Loan receivables	(4.4)	(4.5)
Cash and cash equivalents incl. restricted cash	(155.6)	(284.9)
Total (loan)	984.0	966.5
Loan-to-value (LTV) - Tanker segment	29.4%	26.8%
1) Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 19 for information on capitalized loan costs.
A. Operating Results
Primary Factors Affecting Results of Operations
Reference is made to “Financial Review 2025-Primary Factors Affecting Results of Operations” on page 26 of our Annual Report 2025.
Other Important Financial and Operational Terms and Concepts of TORM plc
The Company uses a variety of other financial and operational terms and concepts. These include the following:
•Voyage expenses. Voyage expenses are all expenses related to a particular voyage, including any bunker fuel expenses, port expenses, cargo loading and unloading expenses, canal tolls and agency fees. These expenses are subtracted from shipping revenues to calculate TCE Rates.
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
The information below should be read in conjunction with TORM plc’s audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024 and the section of this annual report entitled “Explanatory Note and Presentation of Our Financial and Operating Data”. Some of the information contained in this section, including information about TORM plc’s plans and strategies for our business and our expected sources of financing, contains forward-looking statements that involve risks and uncertainties. Current and potential investors should read “Item 3. Key Information-D. Risk Factors” for information on certain factors that may have a material adverse effect on TORM plc’s future performance, results of operations, cash flows and financial position.
TORM plc operates in a global industry where, among other things, freight rates are denominated and settled in U.S. dollars, and a majority of the cost base of TORM plc is denominated and settled in U.S. dollars. Consequently, TORM plc’s financial reporting is in
U.S. dollars.
Financial highlights for TORM plc
Reference is made to the relevant “Key Figures” on page 4 and “Financial Review 2025” on pages 21 - 27  of our Annual Report 2025.
Consolidated financial information as of and for the years ended December 31, 2025 and 2024
Income statement
The table below presents financial information derived from TORM plc’s income statement for the years ended December 31, 2025 and
2024.
Financial information from Income statement for TORM plc for the years ended December 31, 2025 and 2024

	Year Ended December 31,
(USD million)	2025	2024
Revenue	1,339.5	1,559.2
Port expenses, bunkers and commissions and other cost of goods sold	(421.6)	(418.5)
TCE earnings – Tanker segment	909.7	1,134.8
Gross profit	665.5	895.6
EBITDA	570.8	850.8
Operating profit	356.3	658.8
Profit before tax	295.2	609.5
Net profit for the year	286.0	611.5
Revenue
Total revenue was $1,339.5m for the year ended December 31, 2025, which represents a decrease of $219.8m compared to the year ended December 31, 2024. This decrease was primarily driven by lower revenue due to changes in market conditions as further explained in the TCE section below.
Port expenses, bunkers and commissions and other cost of goods sold
Total port expenses, bunkers and commissions and other cost of goods sold were $421.6m for the year ended December 31, 2025, which represents an increase of $3.1m compared to the year ended December 31, 2024. Bunkers amounted to 58%, port expenses to 29%, and commissions, other voyage expenses and other cost of goods sold to 13% respectively of the total port expenses, bunkers and commissions and other cost of goods sold for the year ended December 31, 2025. Bunkers amounted to 67%, port expenses to 26%, and commissions and other voyage expenses to 7% of the total port expenses, bunkers and commissions for the year ended December 31,
2024.
The increase can be attributed to higher cost of goods sold in MET segment by $6.1m partially offset by the decrease in the tanker segment which can primarily be attributed to decreased bunker expenses of $34.6m partly offset by increased port expenses of $12.7m,

increased losses on realized and unrealized derivative financial instruments regarding freight and bunkers of $14.8m, and increased expenses related to EU allowances and FuelEU compliance of $5.5m.
TCE earnings - Tanker Segment

	LR2	LR1	MR	Total
Year-end 2024
Available TCE earning days	6,859	3,531	20,897	31,287
TCE per earning day, USD	44,824	36,998	33,026	36,061
TCE earnings, USD million Year-end 2024	315.5	130.1	689.2	1,134.8

Year-end 2025
Available TCE earning days	7,375	3,614	20,851	31,840
Change	8%	2%	—%	2%
TCE per earning day, USD	35,850	28,262	26,374	28,783
Change	(20)%	(24)%	(20)%	(20)%

Effect on TCE earnings from change in the available TCE earning days, USD million	23.3	3.1	(1.5)	24.9
Effect on TCE earnings from change in TCE per earning day, USD million	(67.9)	(31.6)	(137.1)	(236.6)
Other	(14.5)	0.5	0.6	(13.4)
TCE earnings, USD million Year-end 2025	256.4	102.1	551.2	909.7
TCE earnings were $909.7m for the year ended December 31, 2025, representing a decrease of $225.1m compared to the year ended
December 31, 2024. This decrease was primarily driven by lower revenue following changes in market conditions.
The operating environment in 2025 continued to be shaped by geopolitical uncertainty, affecting trading patterns and vessel availability.
Ongoing Red Sea disruptions, expanded sanctions on Russian exports, and refinery closures in Europe and the U.S. supported demand for transportation of refined oil products. The decrease in 2025 compared to 2024 was impacted by higher revenue in the first half of
2024, where product tanker earnings benefited from elevated ton-mile demand as attacks near the Bab al-Mandeb Strait led to widespread rerouting around the Cape of Good Hope. From the second half of 2024 and into 2025, this effect was largely offset by crude tankers cannibalizing LR2 trades of clean petroleum products, substantially reducing revenue compared to the first half of 2024.
During 2025, crude tanker cannibalization returned to historically normal levels. The ton-mile effect also declined year-on-year, although it remained above pre-Red Sea disruption levels in 2023, partly offsetting the positive impact from reduced crude tanker cannibalization. The decrease in revenue was partly offset by an increase in earning days of 553 days equivalent to 1.8% compared to
2024.
In 2025, TORM’s product tanker fleet realized TCE earnings of $28,783/day, down by 20% compared to 2024, as denoted in the table above.

Gross profit

	Year ended	Year ended
	December 31,	December 31,
(USD million)	2025	2024
Revenue	1,339.5	1,559.2
Port expenses, bunkers and commissions and other cost of goods sold	(421.6)	(418.5)
Operating expenses	(252.4)	(245.1)
Gross profit	665.5	895.6
TORM plc’s gross profit for the year ended December 31, 2025 was $665.5m compared to $895.6m for the year ended December 31,
2024 corresponding to a decrease of $230.1m. The decrease was mainly driven by decreases in revenue and port expenses, bunkers, and commissions for the Tanker segment and an increase in operating expenses due to 272 additional operating days compared to 2024 and increased operating expenses per day of 2.2% compared to 2024, stemming from general price increases combined with costs related to recently acquired second-hand vessels partly offset by the divestment of older tonnage.
The total TORM fleet had 1,287 off-hire and dry-docking days, corresponding to 3.9% of operating days in 2025. This compares to
1,568 off-hire and dry-docking days in 2024, or 4.8% of operating days. The lower relative share of operating days in 2025 compared to 2024 is driven by 19 delivered vessels in 2024 compared to six in 2025, several of which went into drydocking immediately after takeover.
EBITDA

	Year ended	Year ended
	December 31,	December 31,
(USD million)	2025	2024
Gross profit	665.5	895.6
Profit from sale of vessels	19.0	51.3
Administrative expenses	(113.8)	(95.6)
Other operating income and expenses	0.1	(0.5)
EBITDA	570.8	850.8
TORM plc’s EBITDA was $570.8m for the year ended December 31, 2025, compared to $850.8m for the year ended December 31,
2024, corresponding to a decrease of $280.0m. The decrease was mainly driven by the same factors as gross profit and additionally a decrease in the profit from sale of vessels and higher administrative expenses.
Administrative expenses increased to $113.8m for the year ended December 31, 2025, compared to $95.6m for the year ended
December 31, 2024.The primary factors were a donation to the TORM Foundation of $6.9m and increased wage expenses of $5.4m related to an increased workforce and general salary regulations. The development is supported by additional expenses of $3.9m as a result of the introduction of a new 2025 retention program for certain employees and the CEO and an acceleration of the vesting date for the previous 2023 retention program. For more information, refer to Note 5 - Staff Costs.

Operating profit

	Year ended December 31,	Year ended December 31,
(USD million)	2025	2024
EBITDA	570.8	850.8
Depreciation and amortization	(214.5)	(192.0)
Operating profit	356.3	658.8
TORM plc’s operating profit was $356.3m for the year ended December 31, 2025, compared to an operating profit of $658.8m for the year ended December 31, 2024, corresponding to a decrease of $302.5m The decrease was mainly driven by the same factors as
EBITDA and higher depreciation expenses. Depreciation amounted to $214.5m for the year ended December 31, 2025, compared to
$192.0m for the year ended December 31, 2024.
Profit before tax

	Year ended December 31,	Year ended December 31,
(USD million)	2025	2024
Operating profit	356.3	658.8
Financial income	13.3	24.8
Financial expenses	(74.4)	(74.1)
Profit before tax	295.2	609.5
TORM plc’s profit before tax was $295.2m for the year ended December 31, 2025, compared to $609.5m for the year ended December
31, 2024, corresponding to a decrease of $314.3m.
Financial income decreased to $13.3m for the year ended December 31, 2024, compared to $24.8m for the year ended December 31,
2024, due to lower cash levels and thus lower interest income on bank balances.
Net Profit for the year
TORM plc reported a net profit for the year ended December 31, 2025 of $286.0m, compared to a net profit of $611.5m for the year ended December 31, 2024, a decrease of $325.5m. The decrease is due to factors explained in all the above explanations.
Balance sheet
TORM’s total assets for the Group decreased by $102.6m to $3,367.0m as of December 31, 2025, mainly driven by a decrease of the total assets for the Tanker segment of $108.1m to $3,347.9m. The reduction in the Tanker segment was primarily driven by a lower balance of cash and cash equivalents, including restricted cash of $129.3m, mainly due to utilizing available liquidity in connection with a major refinancing to reduce borrowings and concurrently strengthen TORM’s financial flexibility through increased revolving credit facilities.
As of December 31, 2025, the carrying amount of vessels and capitalized drydocking in the Tanker segment amounted to $2,806.8m compared to $2,843.9m at end of 2024. This decrease was due to the divestment including delivery to new owners of seven older vessels of $127.2m, depreciation of $209.1m, offset by the investment in and delivery of six new second-hand vessels including capitalized drydocking of $299.2m. From the vessel divestments during 2025, profit from sale of vessels was $33.5m lower than 2024 due to fewer vessel transactions and generally lower market value of vessels compared to 2024.
Based on the average broker valuations from two internationally recognized shipbrokers, TORM’s fleet on water had a market value of
$3,177.5m as of December 31, 2025, 12.8% (2024: 26.0%) above the carrying value for the TORM Group of $2,816.6m.
In 2025, total equity for the Group increased by $127.8m to $2,202.6m. The increase was primarily driven by the net profit for the year of $286.0m and share-based compensation of $34.1m, offset by dividends paid of $199.7m.
TORM's total liabilities for the Group decreased by $230.4m to $1,164.4m as of December 31, 2025, mainly driven by a decrease of the total liabilities for the Tanker segment of $231.7m to $1,151.4m. The development is primarily due to a decrease in current and non-
current borrowings of $226.3m to $998.0m, of which the majority relate to the refinancing of the two existing syndicated loans as well as lease agreements covering 22 vessels.

B. Liquidity and Capital Resources
Overview
Our primary application of cash relates to operating expenses, financial expenses (interest payment, debt repayment and leasing payments) and capital expenditures, primarily investments in vessels and other assets, such as scrubbers. Payment of amounts outstanding under "Our Financing Agreements" (more fully discussed below) along with payment of charter hire for chartered-in vessels and all other commitments that we have entered into are made from the cash available to us. Our primary sources of cash are cash flows from operations, our financing agreements (more fully discussed below), new debt or equity financings and sale of vessels.
As of December 31, 2025, TORM’s cash and cash equivalents, including restricted cash totaled $163.5m (2024: $291.2m, 2023:
$295.6m), and undrawn and committed credit facilities as listed below amounted to $398.8m (2024: $323.6m, 2023: $342.5m).
Reference is made to Note 2 “Liquidity, Capital Resources and Subsequent Events" on pages 163 - 164 and Note 19 “Effective Interest
Rate, Outstanding Borrowings” on pages 184 - 185 and Note 22 “Contractual Rights and Obligations” on page 186 of our Annual
Report 2025, for further specifications.
For the discussion of Liquidity and Capital Resources for the year ended December 31, 2024, reference is made to “Item 5. Operating and Financial Review and Prospects” included in our 2024 Annual Report on Form 20-F, filed with the SEC on March 6, 2025.
TORM’s interest rate risk generally relates to interest-bearing borrowings. All TORM’s loans for financing vessels are denominated in
USD. Please refer to Note 19 for additional information on borrowings. At the end of 2025, TORM had fixed 74.1% (2024: 82.7%,
2023: 86.9%) of the debt then outstanding with interest rate swaps, fixed rate leasing debt and senior unsecured bond corresponding to an amount of $742.8m. $414.2m of this amount is hedged at an interest rate of 2.76% plus margin with interest rate swaps with maturity in the period 2026-2030.
As of December 31, 2025, TORM had no short-term loans other than any short-term part of the facilities included in the table entitled below. See “Item 5. Operating and Financial Review and Prospects B. Liquidity and Capital Resources - Our Financing Agreements”
for a description of the repayment schedule. As part of our day-to-day operations, we have accounts payable.
We are of the opinion that our working capital is adequate to meet our present requirements for the next twelve months following the date of this annual report.
The table below gives an overview of our long-term bank loans and finance leases.
Financing Agreements, including long-term and short-term mortgage debt, bank loans and finance leases as of December 31,
2025 of TORM plc.

		Total Outstanding Debt as of December 31, 2025	Undrawn Amount as of December 31, 2025
Facility	Maturity per facility	(USD millions)	(USD millions)
Senior Unsecured Bonds	2029	200.0
Syndicated Facilities 2025	2030	248.1	285.0
Danish Ship Finance Facility 2020	2031	211.0
ING Facility 2023	2029	44.8
HCOB Facility 2024	2031	43.8	45.2
KfW Facility 2019	2032	28.8
Credit Agricole Facility 2025	2031	68.6	68.6
Bocomm Leasing Facilities 2019-2021	2026	28.9
Springliner Leases	2026	21.9
China Merchant Bank Financial Leasing	2026	106.7
		1,002.6	398.8

Our Financing Agreements
As of December 31, 2025, we were in compliance with the financial covenants contained in our debt facilities.
Loan agreements
Syndicated Facilities 2025
On July 24, 2025, we entered into a combined secured term loan facility agreement of $338.5 million and working capital facility agreement of $338.5 million for aggregate borrowings of $677.0 million, or the Syndicated Facilities 2025. The Syndicated Facilities
2025 (both the term loan and the working capital facility) was entered into with Danske Bank, Nordea, DNB, SEB, ING, ABN AMRO,
Crédit Agricole CIB, BNP Paribas, Société Générale and First Citizen Bank and refinanced 47 vessels, built from 2009 to 2020, that served as collateral under the facility. $230.0 million of the Syndicated Facilities 2025 is to repurchase and refinance 17 sale and leased-
backed vessels that we have or we intend to buy back once the repurchase option is available. TORM plc is the borrower and TORM A/
S and vessel-owning-entities owned directly or indirectly by TORM plc are guarantors under the Syndicated Facilities 2025. The
Syndicated Facilities 2025 includes an extension option pushing final maturity of July 24, 2030 with one year. The Syndicated Facilities
2025 bears an interest rate of SOFR compounded in arrears plus a margin of 1.55% and is payable in quarterly installments with a balloon at maturity. The Syndicated Facilities 2025 is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors. The revolving credit facility subjects us to a commitment fee on the undrawn amount of 35% of the margin. The lenders have provided funding commitments pro rata between both facilities in the Syndicated Facilities 2025.
The Syndicated Facilities 2025 contains the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
First drawdown was made on August 8, 2025.
Credit Agricole Facility 2025
On July 3, 2025 we entered into a combined secured term loan facility agreement of $90.0 million and working capital facility agreement of $90.0 million for aggregate borrowings of $180.0 million, or the Credit Agricole Facilities 2025. The facilities (both the term loan and the working capital facility) were entered into with Credit Agricole, Sumitomo Mitsui Trust Bank, SBI Shinsei Bank,
Limited, The Shizuoka Bank Ltd. Singapore Branch and Development Bank of Japan Inc. The Credit Agricole Facilities 2025 finance five vessels built from 2015 to 2022, that served as collateral under the facilities. TORM plc is the borrower and TORM A/S as guarantor. The Credit Agricole Facilities 2025 bear an interest rate of SOFR compounded in arrears plus a margin of 1.55% and is payable in quarterly installments with a balloon at maturity. Final maturity is June 30, 2031.
The Credit Agricole Facilities 2025 contain the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
First drawdown was made on July 25, 2025.
HCOB Facility 2024
On October 4, 2024, TORM entered into a secured term loan facility with HCOB for $161.5 million to refinance existing agreements and financing additional two MR vessels, or the HCOB Facility 2024. The HCOB Facility 2024 consists of a term loan facility of $87.5 million and a revolving credit facility of 74.1 million. The HCOB Facility 2024 financed 13 vessels built from 2007 to 2014, which served as collateral under the agreement. TORM plc is the borrower and TORM A/S and vessel-owning-entities owned directly or indirectly by TORM plc are guarantors under the HCOB Facility 2024. The HCOB Facility 2024 has a tenor of five years with a final maturity date of March 31, 2031, bears an interest rate of SOFR compounded in arrears plus a margin of 2.55% and is payable in quarterly installments with a balloon payment at maturity. The HCOB Facility 2024 is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors.
The HCOB Facility 2024 contains the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and

•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
The drawdown was made on October 23, 2024.
KfW Facility 2019
On July 29, 2019, we entered into a secured term loan facility with KfW IPEX-Bank GMBH, or the KfW Facility 2019, which provided us with borrowings of up to $45.5 million to partially finance the purchase of two MR newbuildings, TORM A/S is the borrower and the owner of the vessels under the KfW Facility 2019 and TORM plc is the guarantor. China Export & Credit Insurance Corporation is the export credit insurance provider. The KfW Facility 2019 has a term of 12 years, bears interest at a rate of SOFR compounded in arrears plus a margin of 1.85% per annum and is repayable in bi-annual installments and two balloon payments 12 years after drawdown on each tranche. The KfW Facility 2019 is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances, earnings and account and irrevocable joint and several guarantees from the guarantors. The KfW Facility 2019 contain substantially the same financial covenants, default provisions, undertakings and restrictions as contained in the Syndicated Facilities 2025.
On January 17, 2020, a drawdown for one MR vessel was made and on May 4, 2020, a drawdown on the other MR vessel was made.
DSF Facilities 2020-2024
On October 21, 2020, we entered into a secured term loan facility agreement with Danmark Skibskredit A/S, or the DSF Facility 2020, for borrowings of up to $150.3 million. The DSF Facility 2020 financed eight newer vessels, which served as collateral under the agreement. TORM plc was the borrower and TORM A/S and vessel-owning-entities owned directly or indirectly by TORM plc were guarantors under the DSF Facility 2020. The tenor of the facility was seven years with a final maturity date of November 1, 2027, it had an interest rate of London Interbank Offered Rate, or LIBOR, plus a margin of 2.10% and is payable in quarterly installments with a balloon payment at maturity. The DSF Facility 2020 was secured by first priority mortgages over the security vessels, as well as by first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors.
On January 5, 2021, we agreed with DSF to add an additional facility agreement to the DSF Facility 2020, or the First DSF Additional
Facility, for borrowings up to $56.4 million. The First DSF Additional Facility financed two MR vessels which served as collateral under the agreement together with the vessels provided as security under the DSF Facility 2020. The facility had a tenor of six years and ten months with a final maturity date of November 1, 2027, had an interest rate of LIBOR plus a margin of 2.10% and was payable in quarterly installments with a balloon payment at maturity.
On June 3, 2021, we agreed with DSF to add an additional facility agreement to the DSF Facility 2020, or the Second DSF Additional
Facility, for borrowings up to $60.0 million. The Second DSF Additional Facility financed two LR2 vessels, which served as collateral under the agreement together with the vessels provided as security under the DSF Facility 2020 and the First DSF Additional Facility.
The facility had a tenor of six years and five months with a final maturity date of November 1, 2027, had an interest rate of LIBOR plus a margin of 2.00% and is payable in quarterly installments with a balloon payment at maturity. The DSF Facility2020, the First DSF
Additional Facility and the Second DSF Additional Facility are collectively referred to as the DSF Facilities, as may be further amended.
On December 11, 2023, we agreed with DSF to amend and extend the above DSF Facilities and change interest reference rate from
LIBOR to SOFR in accordance with US reference interest rate reform. The consolidated facility consists of a $140.1 million term facility. This facility finances nine vessels built from 2010 to 2019 and bears interest rate of SOFR compounded in arrears plus a margin of 1.85% per annum and a balloon payment at final maturity, which was extended by two year to November 1, 2029. The facility will have a margin of 2.00% from November 1, 2027.
On December 11, 2023, we obtained a commitment for $105 million for four vessels built in 2015 and 2016, which was drawn at the end of February 2024, or the DSF Facility 2023. DSF Facility 2 bears interest rate of SOFR compounded in arrears plus a margin of
1.80% per annum and has quarterly installments and a balloon payment at final maturity, which is November 1, 2029.
On October 8, 2024, we agreed with DSF, or DSF Facility 2024, and, together with the DSF Facilities and the DSF Facility 2023, the
DSF Facilities 2020-2024, to finance one MR vessel built in 2015 and which bears interest rate of SOFR compounded in arrears plus a margin of 1.90% per annum and a balloon payment at final maturity, which is November 1, 2031.
The DSF Facilities contain the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and

•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
ING Facility 2023
On December 11, 2023, we entered into a secured term loan facility agreement for $57.9 million and financed three vessels, built in
2015, that served as collateral under the facility, or the ING Facility 2023. The ING Facility 2023 refinances vessels previously financed by DSF. TORM plc is the borrower and TORM A/S and TORM Tanker Corporation vessel-owning-entities owned directly or indirectly by TORM plc are guarantors under the facilities agreement. The agreement has a tenor of six years with a final maturity date of
December 31, 2029. The ING Facility 2023 bears an interest rate of SOFR compounded in arrears plus a margin of 1.90% and is payable in quarterly installments with a balloon at maturity. The agreement is secured by first priority mortgages over the security vessels, as well as first priority assignments in respect of each of the vessel’s insurances and earnings and irrevocable joint and several guarantees from the guarantors. ING has a 100% pledge in the issued and outstanding shares of capital stock on the vessel owner
TORM Tanker Corporation.
The ING Facility 2023 contains the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
The drawdown was made on December 28, 2023.
Leasing Agreements
As of December 31, 2025, we had the following financial lease facilities:
Springliner Leasing Agreement
On September 10, 2019, we entered into a financial sale and lease-back agreement with Springliner for $39.3 million, or the Springliner
Leasing Agreement. The Springliner Leasing Agreement included two vessels built in 2010. TORM A/S is the bareboat charter and
Springliner is the owner of vessel. The Springliner Leasing Agreement has a tenor of seven years with final maturity on August 31,
2026. The agreement includes a fixed bareboat charter hire of $5,700/day and is payable in monthly installments. TORM A/S holds a purchase option on the vessels. The Springliner Leasing Agreement has no financial covenants.
BoComm Leasing Agreements
On December 19, 2019 and May 10, 2021, we entered into financial sale and lease-back agreements with Bank of Communications, or
BoComm, for $179.8 million, or the BoComm Leasing Agreements. The BoComm Leasing Agreements included five vessels built in
2015 and in 2018 and newbuildings delivered in 2021 and 2022. TORM A/S is the bareboat charter and BoComm is the owner of vessel. The BoComm Leasing Agreements have a tenor of 8 years and 10 years with final maturity in 2029 and 2031, respectively.
During 2025, TORM exercised repurchase option and the agreement has been fully repaid as of January 2026, with the last vessel being redelivered to TORM in January 2026.
CMBFL Leasing Agreements
On April 28, 2022, February 2, 2023 and February 16, 2023, we entered into financial sale and lease-back agreements with China
Merchant Bank Financial Leasing, or CMBFL, for $224.5 million, or the CMBFL Leasing Agreements. The CMBFL Leasing
Agreements included eight vessels built in 2011 to 2016. TORM A/S is the bareboat charter and CMBFL is the owner of vessel. The agreement has a tenor that ranges from seven to 10.5 years with final maturity between April 12, 2030 to January 8, 2033. For seven vessels the agreement includes an accelerated fixed rate bareboat charter hire of $16,500/day for the first three years and thereafter bareboat charter will be  $8,455/day for the remaining period and is payable in monthly installments. The last vessel bareboat charter is
$9,690/day and is payable in monthly installments. TORM A/S holds a purchase option on the vessels. During 2025, TORM exercised eight repurchase options, with one vessel delivered in 2025 and the other vessels are scheduled to be redelivered in 2026. The CMBFL
Leasing Agreements have no financial covenants.
Debt capital market Agreements
As of December 31, 2025, we had the following debt capital market facilities:
Senior unsecured bond
On January 24, 2024, TORM issued a USD denominated senior unsecured bond on the Oslo Stock Exchange for $200 million. TORM plc is the issuer. The bond has a fixed interest rate of 8.25%, paid semi-annually and final maturity on January 25, 2029. TORM has a tap-issue option to issue an additional $50 million under the same documentation and interest rate. The senior unsecured bond is a senior unsecured obligation and ranks equally with all of our existing and future senior unsecured and unsubordinated debt, is effectively subordinated to our existing and future secured debt. The bond contains early redemption call options, with the first exercise in July
2027 with a strike price of $103.3 and then bi-annual call options with a falling strike price of $100.5 in July 2028. The senior unsecured bond requires us to comply with certain covenants, including financial covenants, restrictions on consolidations and mergers or sales of assets.
The senior unsecured bond contains the following financial covenants:
•Equity Ratio. A ratio of equity to total assets of no less than 25%; and
•Minimum cash requirement. Minimum cash and cash equivalents, excluding restricted cash greater than or equal to the higher of (i) $45 million and (ii) 5% of our total debt.
Cash Flow
Consolidated cash flow for the years ended December 31, 2025 and 2024
For the discussion of cash flows for the year ended December 31, 2025 compared to December 31, 2024, reference is made to
“Financial Review 2025 - Liquidity and Cash Flow” on page 25 and to our Consolidated Cash Flow Statement for the Year Ended
December 31, 2025 and 2024 on page 157 of our Annual Report 2025.
For the discussion of cash flows for the year ended December 31, 2024 compared to December 31, 2023, reference is made to “Item 5.
Operating and Financial Review and Prospects” included in our 2024 Annual Report on Form 20-F, filed with the SEC on March 6,
2025.
There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to TORM plc.
Capital Expenditures of TORM plc
The table below presents our capital expenditures for the years ended December 31, 2025, 2024 and 2023.

Capital Expenditures
(USD million)	2025	2024	2023
Acquisition of vessels and capitalized dry-docking	298.4	792.7	476.0
Prepayments on vessels	17.5	111.5	126.6
Total	315.9	904.2	602.6
Capital expenditures for the years ended December 31, 2025, 2024 and 2023 consisted primarily of investments in vessels and capitalized dry-docking.
TORM invested a total of $315.9m during 2025 compared to $904.2m and $602.6m invested during 2024 and 2023, respectively.
For 2025, TORM plc’s investments related to the acquisition of vessels and capitalized dry-docking amounted to $298.4m compared to
$792.7m and $476.0m in 2024 and 2023, respectively. For the year ended December 31, 2025, TORM’s prepayments on purchased not delivered secondhand vessels amounted to $17.5m compared to $111.5m and $126.6m for the years ended December 31, 2024 and
2023, respectively.
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
Reference is made to “Market Review” on pages 19 - 20 of the Annual Report 2025 and to “Item 3. Key Information—D. Risk Factors
—Risks Related to Our Business and Our Industry”.
E. Critical Accounting Estimates
The preparation of financial statements in conformity with IFRS requires estimates and assumptions that influence the value of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the value of revenue and expenses during the reporting period. These estimates and assumptions are affected by the accounting policies applied. An accounting estimate is considered critical if the estimate requires the executive management’s position on matters that are subject to significant uncertainty, if different estimates could reasonably have been applied, or if changes in the estimate that would have a material impact on the financial position or results of operations are reasonably likely to occur from financial period to financial period. Our Senior
Management Team believes that the accounting estimates employed for the historical financial statements for TORM plc are appropriate and the resulting balance sheet items are reasonable. However, future results of TORM plc could differ from original estimates requiring adjustments to balance sheet items in future periods.
Reference is made to “Financial Review 2025 - Assessment of Impairment of Assets” on page 25, Note 1- “Accounting Policies,
Critical Accounting Estimates and Judgments” on page 162 and Note 12-”Impairment Testing” on pages 179 - 180, each in the Annual
Report 2025.
ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of the directors, board observers and Senior Management Team of TORM plc. At the end of the one-year term, a director may seek re-election.
The business address of each of our directors and Senior Management Team is TORM plc, 4th Floor | 120 Cannon Street, London,
EC4N 6AS, United Kingdom.

Name	Age	Position	Date of expiry of current term (for directors)
Simon Mackenzie Smith	66	Chairman	2026 Annual General Meeting
Christopher Helmut Boehringer	55	Board Member	2026 Annual General Meeting
Annette Malm Justad	67	Board Member	2026 Annual General Meeting
Pär Göran Trapp	64	Board Member	2026 Annual General Meeting
Rasmus Johannes Skaun Hoffman	48	Board Observer (Employee Representative) (1)
Liv Kjær	41	Board Observer (Employee Representative) (1)
Jacob Balslev Meldgaard	57	Executive Director and Chief Executive Officer of TORM A/S (2)
Kim Balle	57	Chief Financial Officer of TORM A/S (2)
Lars Christensen	59	Senior Vice President and Head of Projects of TORM A/S (2)
Jesper Søndergaard Jensen	56	Senior Vice President and Head of Technical Division of TORM A/S (2)
(1) Board Observers are appointed by the Company’s Board of Directors and may be removed by the Board of Directors at any time for any reason. Board Observers can attend and speak at meetings of the Board of Directors but cannot vote.
(2) Each officer listed in the table above is a member of our Senior Management Team.
On September 11, 2025, Hafnia entered into a sale and purchase agreement, or Hafnia Purchase Agreement, with OCM Njord Holdings
S.a r.l., or OCM Njord, pursuant to which Hafnia agreed to purchase 14,156,061 Class A common shares from OCM Njord, at a price of
$22.00 per share, or $311,433,342 in aggregate cash proceeds to OCM Njord, or the Hafnia Share Purchase. The Hafnia Share Purchase
closed on December 22, 2025. As a result of Hafnia Share Purchase and in accordance with our Articles of Association, the Board of
Directors determined that the threshold date defined in the Articles (being the first time at which Oaktree and its affiliates have ceased to beneficially own at least one-third of the Company’s issued shares, excluding any shares held in treasury) occurred on January 6,  2026.
As a result, the Class B share and the Class C share were redeemed and cancelled in accordance with our Articles of Association and no further Class B shares or Class C shares can then be issued. Thus, Mr. David Weinstein, former Class B director, Deputy Chairman and
Senior Independent Director, left the Board of Directors effective January 6, 2026. Pursuant to the Hafnia Purchase Agreement,
December 16, 2025, Simon Mackenzie Smith was appointed to the Board of Directors as the new independent chairman of the Board of
Directors.
Biographical information concerning the directors and our Senior Management Team is set forth below.
Simon Mackenzie Smith serves and has served as Chairman of our Board of Directors since December 2025. In addition, Mr.
Mackenzie Smith has served as Chairman of TORM’s Nomination Committee and Transaction Committee and is a member of the

Remuneration Committee since December 2025. Mr. Mackenzie Smith is currently Chair of Dowlais Group plc and a non-executive director at Interpath Limited. Prior to this he had a 35-year career in corporate finance and investment banking. He has held senior leadership positions, most recently as chair of Corporate and Investment Banking UK and Ireland at Bank of America Merrill Lynch.
He brings extensive experience advising international companies in energy and related asset-intensive industries. Simon Mackenzie
Smith is a chartered accountant, having qualified with KPMG in 1985.
Christopher Helmut Boehringer serves and has served as a member of our Board of Directors since 2015 and previously served as
Chairman of our Board of Directors from August 2015 until December 2025. In addition, during this period, Mr. Boehringer served as
Chairman of TORM’s Nomination Committee and Remuneration Committee. Mr. Boehringer is Managing Director and Head of
Europe, Oaktree Capital Management (International) Limited and has held various executive positions within Oaktree since 2006. Mr.
Boehringer also serves as a member of the board of directors of Utmost Group Limited, Marco Capital Holdings Limited, Draslovka a.s.
and Oaktree Capital Management (International) Limited. Mr. Boehringer holds a Bachelor of Arts in Economics from Harvard
University and a Master of Business Administration from INSEAD.
Annette Malm Justad serves and has served as a member of our Board of Directors since April 2020. Ms. Justad is also a member of
TORM's Audit Committee, Nomination Committee, Remuneration Committee, Risk Committee and the Transaction Committee. Ms.
Justad is a partner at Recore Norway AS and serves as chair of the board of directors of Store Norske Spitsbergen Kulkompani AS and
Småkraft AS. She is a member of the board of directors of Awilco LNG ASA, PowerCell Sweden AB and Bakkegruppen AS. Ms.
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
Pär Göran Trapp serves and has served as a member of our Board of Directors since August 2015. In addition, Mr. Trapp is Chairman of TORM’s Audit Committee and Risk Committee, and is a member of the Remuneration, Nomination and Transaction Committee. Mr.
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
Rasmus Johannes Skaun Hoffmann is and has been a Board Observer since April 2016 and previously served as a member of our
Board of Directors since April 2011. Mr. Hoffmann has been employed with us since 2003 and serves as a chief engineer. Mr.
Hoffmann also serves on the board of directors of TORM A/S and of the TORM Foundation since 2013. Mr. Hoffmann holds a
Bachelor of Science from Frederikshavn School of Marine and Technical Engineering / MARTEC.
Liv Kjær is and has been a Board Observer since April 17, 2024. Liv Kjær has been employed with TORM since 2014 and serves as
Head of Agency & Process Excellence having previously been employed as Regional Team Leader of Operations Denmark. Ms. Kjær
holds an Executive MBA in Shipping and Logistics.
Jacob Meldgaard serves and has served as the Chief Executive Officer of TORM A/S since April 2010. Prior to joining TORM, Mr.
Meldgaard served as executive vice president and as a member of the executive management of Dampskibsselskabet NORDEN A/S.
Mr. Meldgaard served as chairman of the board of directors of Danish Shipping until May 2023, he is now board member of Danish
Shipping, Danish Ship Finance A/S, International Chamber of Shipping, Copenhagen International School, and the TORM Foundation.
Mr. Meldgaard holds a Bachelor of Commerce in international trade from the Copenhagen Business School and attended the Advanced
Management Program at Wharton Business School and Harvard Business School.
Kim Balle serves and has served as the Chief Financial Officer of TORM A/S since December 2019. Prior to joining TORM, Mr. Balle served as Group Chief Financial Officer of CASA A/S since 2017, executive positions in DLG a.m.b.a. from 2014 to 2017 including
Group Chief Financial Officer, executive positions in Danske Bank from 2012 to 2014 including Head of Corporate & Institutional
Banking  and Head of Domestic Clients.  Mr. Balle is chairman of TORM A/S and the TORM Foundation and currently serves and has served as a member of the board of directors since 2017 for Nordea Invest and Lind Capital as well as since 2025 for Velliv. In 2024,
Mr. Balle became a member of the board of directors and the chairman of the audit committee of Liewood A/S. He holds a Bachelor of
Science in Financing and Credit and a Master of Business Administration from the Copenhagen Business School and executive educations from Harvard Business School, INSEAD, University of Oxford and Copenhagen Business School.
Lars Christensen serves and has served as the Senior Vice President and Head of Projects of TORM A/S since May 2011. Prior to joining TORM, Mr. Christensen served as Managing Director of Navitaship, Vice President of Maersk Broker, Manager at Maersk K.K
and Shipbroker at EA Gibson Shipbrokers. Mr. Christensen holds a Certificate in international trade from the Copenhagen Business

School, a Master of Business Administration from IMD and attended the Executive Management Program at Columbia Business
School. Mr. Christensen is a member of the board of directors of TORM Singapore, chairman of the Luise Andresen Foundation and
Lindcom A/S. He is also a member of the board of directors of Andresen Invest A/S, Ferrum A/S, Ferrum Holding A/S and Speditør
Andresens Mindefond.
Jesper Søndergaard Jensen serves and has served as the Senior Vice President and Head of Technical Division of TORM A/S since
September 2014. Prior to joining TORM, Mr. Jensen served as Senior Vice President and Technical Manager at Clipper Group and
Fleet Group Manager, Manager and Chief Engineer at Maersk Group. Mr. Jensen holds a Bachelor of Technology Management in
Marine Engineering from the Maritime and Polytechnic College in Denmark and an Executive Master of Business Administration from
Henley Business School and Advanced Management Program at Harvard Business School. Mr. Jensen is chairman of the board of directors of ME Production Denmark and China and is a director of the Clean Shipping Alliance and PJ Circular Engineering.
B. Compensation
At the 2025 Annual General Meeting held on April 16, 2025, our shareholders reapproved the remuneration policy, with effect from the date of the meeting, which includes overall guidelines for incentive pay for the Board of Directors and our Senior Management Team
(defined below). During 2025, the Remuneration Committee wished to undertake a further review of the remuneration policy that was approved by the shareholders at the 2025 Annual General Meeting. The Committee reviewed the policy and, in particular, the section related to fees paid to our Non-Executive Directors and the Chief Executive Officer and concluded that no changes to the Company’s
Remuneration Policy were necessary. The Company is required, under the United Kingdom Companies Act 2006, to prepare a
Remuneration Report for each financial year.
For information about compensation to our non-executive directors, reference is made to page 131 of the “Remuneration Committee
Report” in the Annual Report 2025.
Executive Management Compensation
Our Senior Management Team, which is comprised of Jacob Meldgaard, our Executive Director and principal executive officer of
TORM plc, the Chief Executive Officer of TORM A/S, Kim Balle, our principal financial officer and the Chief Financial Officer of
TORM A/S, Jesper Jensen, the Head of the Technical Division of TORM A/S and Lars Christensen, the Head of Projects of TORM A/
S, receive compensation consisting of a fixed base salary, cash-based bonus incentives paid out in 2025 under our performance bonus program, discussed below, and customary executive fringe benefits. We have not granted loans, issued guarantees or undertaken similar obligations to or on behalf of members of our Senior Management Team.
In 2025, the aggregate compensation paid by the Group to Jacob Meldgaard for his role as Executive Director and principal executive officer of TORM plc and as the Chief Executive Officer of TORM A/S amounted to $2,585,656, which includes the fee payable to Mr.
Meldgaard for his service on the Board of Directors. We have not allocated funds to provide pension, retirement or similar benefits to
Mr. Meldgaard.
In 2025, the aggregate compensation paid by the Group to the other members of our Senior Management Team (excluding Mr.
Meldgaard) was $2,361,291, which includes an aggregate of $170,572 allocated for pensions for these individuals.
Incentive Schemes
Compensation of our Senior Management Team includes the eligibility to participate in a variable incentive-based pay with a combination of share options, restricted share units and other share-based awards. We have in place a LTIP, pursuant to which our
Board of Directors may grant certain employees and executive officers share options, RSUs, in the form of restricted stock options, or other share-based awards. See “Item 10. Additional Information”.
For information on RSUs granted to Mr. Meldgaard pursuant to the LTIP, reference is made to the “Remuneration Committee Report -
Long-Term Incentive Program-Restricted Share Units Granted” on page 129 of the Annual Report 2025.
During 2025, the members of our Senior Management Team other than Mr. Meldgaard were granted an aggregate of 382,800 RSUs as part of each executive’s annual grant. Each RSU entitles the other members of our Senior Management Team to acquire one Class A common share, subject to a three-year vesting period, with one third of the grant amount vesting at each anniversary date. The RSUs were issued with an original exercise price of DKK 162.38 per Class A common share for a period of twelve months after the vesting date. The exercise price on the RSUs may be adjusted by the Board of Directors to reflect dividend payments made to shareholders.
Assuming 100% vesting and based on the Black-Scholes model, the aggregate RSU grant in 2025 to the other members of our Senior
Management Team would be approximately $1,084,554. In addition, the members of our Senior Management Team were granted a total of 382,500 retention RSUs. The strike price for these RSUs is set to one US cent and all the RSUs will vest on 01 October 2028.  In addition, the members of our Senior Management Team were granted a total of 305,043 RSUs following exercise of RSUs granted in
2022 and 2023 to reflect the payment of dividends since the grant date.  The exercise price for each RSU was USD 0.01.
Performance Bonus Program 2025
For information on the cash performance bonus received by Mr. Meldgaard for the financial year 2025, reference is made to
“Remuneration Committee Report -Performance Bonus 2025” on page 128 of the Annual Report 2025.
During the financial year 2025, the members of our Senior Management Team other than Mr. Meldgaard received cash performance bonuses in an aggregate amount of $458,029 which is directly linked to the fulfillment of specific performance metrics, which include developments in the price of our shares and our cost base (up to 50% of the base salary of each executive).
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
For a description and terms of reference of the committees of our Board of Directors, reference is made to “TORM's  Governance
Structure” on page 110 and the individual reports of our Audit Committee, Risk Committee, Nomination Committee and Remuneration
Committee on pages 115 - 140 of our Annual Report 2025.
Board Committees
Audit Committee
We have established an Audit Committee, which is responsible for assisting the Board of Directors in fulfilling its responsibilities relating to the oversight of the quality and integrity of the accounting, auditing, and financial and ESG reporting of TORM. As of the date of this annual report, our Audit Committee is comprised of two independent non-executive directors, Mr. Pär Göran Trapp
(Chairman) and Ms. Annette Justad. The Board of Directors has determined that Mr. Trapp is our “audit committee financial expert” for the purposes of SEC rules and regulations. Each member of the Audit Committee qualifies as “independent” under Nasdaq listing standards applicable to a foreign private issuer.
Remuneration Committee
We have established a Remuneration Committee, which is responsible for assisting the Board of Directors in reviewing the Senior
Management Team’s performance, development, and remuneration, as well as TORM’s general remuneration policies, and for setting the compensation of the Company's executive officers, reviewing the Company’s incentive and equity-based compensation plans, and reviewing and approving employment and severance agreements. As of the date of this annual report, the Remuneration Committee is comprised of three directors: Ms. Annette Justad (Chairman), Mr. Simon Mackenzie Smith, and Mr. Pär Göran Trapp. Mr. Trapp and
Ms. Justad qualify as “independent” under Nasdaq listing standards applicable to a foreign private issuer.
Nomination Committee
We have established a Nomination Committee, which is responsible for reviewing the structure, size, and composition (including skills, knowledge, experience, and diversity) of the Board of Directors, making recommendations to the Board of Directors regarding any changes, and considering succession plans for the Chief Executive Officer, directors and others. As of the date of this annual report, the
Nomination Committee is comprised of three directors: Mr. Simon Mackenzie Smith (Chairman), Ms. Annette Justad and Pär Göran
Trapp. Mr. Trapp and Ms. Justad qualify as “independent” under Nasdaq listing standards applicable to a foreign private issuer.
Risk Committee
We have established a Risk Committee, which is responsible for assisting the Board of Directors in fulfilling its responsibilities relating to the oversight of the quality and effectiveness of the company-wide risk management program including strategic, operational,

compliance, HSSE-related, financial, credit, market, reputational and other risk. comprised of three members. As of the date of this annual report, the Risk Committee is comprised of two directors: Mr. Pär Göran Trapp (Chairman) and Ms. Annette Justad. Mr. Trapp
and Ms. Justad qualify as "independent" under Nasdaq listing standards applicable to a foreign private issuer.
Transaction Committee
We have established a Transaction Committee, which is responsible for reviewing and approving significant transactions outside the ordinary course of business and ensuring that such transactions are evaluated thoroughly, align with the Company’s strategic objectives and comply with governance standards. The Transaction Committee operates under a mandate from the Board of Directors to provide timely oversight and decision-making on matters requiring swift execution while maintaining transparency and accountability. As of the date of his annual report, the Transaction Committee is comprised of Mr. Simon Mackenzie Smith (Chairman), Ms. Annette Justad and
Mr. Pär Göran Trapp.
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
Mr. Meldgaard is subject to global non-competition and non-solicitation clauses for a period of twelve months. For the effective period of these clauses, Mr. Meldgaard is entitled to monthly compensation compared to 100% of his base salary. The non-competition clause may be terminated with one month’s notice. However, whether one or both of the non-competition and non-solicitation clauses are effective, the compensation only becomes payable once.
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
Other Members of the Senior Management Team
We may dismiss the other members of the Senior Management Team (excluding Mr. Meldgaard) with nine to twelve months’ notice
(varying length depending on position and seniority). Each of these executives may all terminate his contract with four to six months’
notice (varying length depending on position).
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
Clawback Policy
In December 2023, TORM adopted a policy regarding the recovery of erroneously awarded compensation, or Clawback Policy, in accordance with the applicable rules of The Nasdaq Stock Market and Section 10D and Rule 10D-1 of the Exchange Act. In the event
TORM is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under
U.S. securities laws or otherwise erroneous data or if TORM determines there has been a significant misconduct that causes material financial, operational or reputational harm, TORM shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

The Remuneration Committee administers the Company’s Clawback Policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the Clawback Policy and may forego recovery if it determines that recovery would be impracticable.
Cybersecurity
Our Chief Financial Officer has overall risk ownership and accountability to control such risk. The Chief Financial Officer ensures the formulation of cybersecurity strategies and follows up on the implementation of these strategies which is delegated to the Head of
Group IT and the Chief Information Securiy Officer, or CISO, who set targets, assess risks, develop policies and procedures, and execute our cybersecurity efforts. The Head of Group IT and the CISO regularly reports to the Risk Committee and the overall Board of
Directors, which ultimately oversees cybersecurity risks and initiatives. The Risk Committee monitors the progress of TORM’s cybersecurity efforts and together with the Chief Financial Officer ensures integrity of reporting. For more information on our cybersecurity risk management and strategy and governance, please see “Item 16K. Cybersecurity.”
D. Employees
As of December 31, 2025, we employed approximately 481 people in our offices in China, Denmark, India, the Philippines, Singapore,
United Arab Emirates, the U.S., and the United Kingdom, excluding seafarers, who work on our vessels.
E. Share Ownership
The table below shows, in relation to each of our directors and members of our Senior Management Team, the total number of shares owned and the total number of RSUs held as of February 26, 2026. The RSUs granted to our Executive Director, Jacob Meldgaard, were received for his role as Chief Executive Officer of TORM A/S. For any arrangements that involve employees in the capital of the
Company, please refer to “Item 10. Additional Information A.- Restricted Share Units” and for Restricted Share Units granted to the
Chief Executive Officer, please refer to Note 5 of this annual report on Form 20-F.

Directors and Executive officers	Class A common shares held	Unvested RSUs	Vested RSUs
Simon Mackenzie Smith **	0	-	-
Christopher H. Boehringer	21,204	-	-
David Weinstein***	5,000	-	-
Göran Trapp	0	-	-
Annette Malm Justad	0	-	-
Jacob Meldgaard	602,599	1,010,400	789,166
All other executive officers in the aggregate	*	1,148,102	1,070,644
*Our remaining executive officers individually each own less than 1% of our outstanding shares.
**  Pursuant to the Hafnia Purchase Agreement, on December 16, 2025, Simon Mackenzie Smith was appointed to the Board of
Directors as the new independent chairman of the Board of Directors.
***As a result of Hafnia Share Purchase and in accordance with our Articles of Association, the Board of Directors determined that the threshold date defined in the Articles (being the first time at which Oaktree and its affiliates have ceased to beneficially own at least one-third of the Company’s issued shares, excluding any shares held in treasury) occurred on January 6,  2026.  As a result, the
Class B share and the Class C share were redeemed and cancelled in accordance with our Articles of Association and no further Class B shares or Class C shares can then be issued. Thus, Mr. David Weinstein, former Class B director, Deputy Chairman and Senior
Independent Director, left the Board of Directors effective January 6, 2026.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth the beneficial ownership of our Class A common shares, par value $0.01 per share, as of the date of this annual report, by beneficial owners of 5% or more of the common shares. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share held.

	Class A Common Shares
	Beneficially Owned
Name	Number	Percentage(1)
Njord Luxco(2)(3)(4)	26,425,059	26.08%
Hafnia Limited(3)(4)	14,156,061	13.97%
(1)Calculated based on 101,332,707 Class A common shares outstanding as of December 31, 2025.
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
(3)Based on the Schedule 13D filed by Hafnia Limited on December 22, 2025.
(4)As a result of the Hafnia Share Purchase, Hafnia purchased 14,156,061 Class A common shares from OCM Njord, at a price of
$22.00 per share, or $311,433,342 in aggregate cash proceeds to OCM Njord.
As of December 31, 2025, Njord Luxco beneficially owned 26,425,059 Class A common shares, or 26.08% (2024: 40,581,120 Class A common shares, 41.49%; 2023: 51,006,538 Class A common shares, 59.15%).
As of December 31, 2025, we had 4,856,526 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one Class A common share.
As of February 25, 2026, we had 4,856,526 RSUs outstanding. Subject to vesting, each RSU entitles the holder to acquire one Class A common share.
As of December 31, 2025, our sole shareholder of record located in the U.S. was Cede & Co., a nominee of The Depository Trust
Company, which held 43,293,495 Class A common shares, representing 42.72% of our issued and outstanding Class A common shares on that date.
As of February 9, 2026, our sole shareholder of record located in the U.S. was Cede & Co., a nominee of The Depository Trust
Company, which held 42,232,390 Class A common shares, representing 41.68% of our issued and outstanding Class A common shares on that date.
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
ITEM 8FINANCIAL INFORMATION
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
TORM is involved in certain legal proceedings and disputes. It is the Senior Management Team’s opinion that the outcome of these proceedings and disputes should not have any material impact on TORM’s financial position, results of operations and cash flows.
Distribution Policy
Reference is made to “Investor Information-Distribution Policy” on page 142 of our Annual Report 2025.
On March 6, 2025, the Board of Directors approved a dividend of $0.60 per share, with a total dividend payment of approximately
$58.5 million in line with our distribution policy. The dividend payment was made on April 2, 2025, to shareholders of record as of
March 20, 2025, with the ex-dividend date on March 19, 2025 for the shares listed on Nasdaq Copenhagen and March 20, 2025 for the shares listed on Nasdaq New York. The dividend payment has not been recognized as a liability and there are no tax consequences.
On May 8, 2025, the Board of Directors approved a dividend of $0.40 per share, with a total dividend payment of approximately $39.1 million in line with our distribution policy. The dividend payment was made on June 4, 2025, to shareholders of record as of May 22,
2025, with the ex-dividend date on May 21, 2025 for the shares listed on Nasdaq Copenhagen and May 22, 2025 for the shares listed on
Nasdaq New York. The dividend payment has not been recognized as a liability and there are no tax consequences.
On August 14, 2025, the Board of Directors approved a dividend of $0.40 per share, with a total dividend payment of approximately
$39.2 million in line with our distribution policy. The dividend payment was made on September 3, 2025, to shareholders of record as of August 22, 2025, with the ex-dividend date on August 21, 2025 for the shares listed on Nasdaq Copenhagen and August 22, 2025 for the shares listed on Nasdaq New York. The dividend payment has not been recognized as a liability and there are no tax consequences.
On November 6, 2025, the Board of Directors approved a dividend of $0.62 per share, with a total dividend payment of approximately
$62.8 million in line with our distribution policy. The dividend payment was made on December 3, 2025, to shareholders of record as of
November 20, 2025, with the ex-dividend date on November 19, 2025 for the shares listed on Nasdaq Copenhagen and November 20,
2025 for the shares listed on Nasdaq New York. The dividend payment has not been recognized as a liability and there are no tax consequences.
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

B. Significant Changes
For significant events that occurred after the date of the annual financial statements, reference is made to ‘Note 2 – Liquidity, Capital
Resources and Subsequent Events’, page 164 in our Annual Report 2025. For description of important events and achievements during
2025, reference is made to "Letter from the CEO and Chair", pages 4 - 5, and "Financial Review 2025", pages 21 - 27, both in our
Annual Report 2025.
ITEM 9THE OFFER AND LISTING
Our Class A common shares currently trade on Nasdaq Copenhagen under the symbol “TRMD A” and on Nasdaq New York under the symbol “TRMD”. See “Item 10. Additional Information”.
ITEM 10ADDITIONAL INFORMATION
A. Share Capital
Issued and Authorized Capitalization
As of December 31, 2025, our share capital consisted of 101,332,707 Class A common shares, par value $0.01 per share, one Class B share, par value $0.01 per share, and one Class C share, par value $0.01 per share. As of the date of this annual report, our share capital consisted of 101,332,707 Class A common shares. As of December 31, 2025 and the date of this annual report, we do not have any shares held in treasury.
As a result of Hafnia Share Purchase and in accordance with our Articles of Association, the Board of Directors determined that the threshold date defined in the Articles (being the first time at which Oaktree and its affiliates have ceased to beneficially own at least one-third of the Company’s issued shares, excluding any shares held in treasury) occurred on January 6,  2026. As a result, the Class B share and the Class C share were redeemed and cancelled in accordance with our Articles of Association and no further Class B shares or Class C shares can then be issued.
On May 22, 2025, we cancelled 493,371 treasury shares that we purchased in share buybacks on Nasdaq Copenhagen in 2016 and 2020 to rectify the fact that these repurchases were not made in accordance with the UK Companies Act, which distinguishes between buybacks effected through “market purchases” and “off-market purchases.” We effected these buybacks under “market purchase”
resolutions; however, for purposes of the UK Companies Act, Nasdaq Copenhagen is an overseas exchange, making it ineligible for buybacks conducted under the “market purchase” provisions. The cancellation of the affected treasury shares will not affect the rights attached to, or result in any other change to, any of our other shares (or their nominal value).
At the Company’s 2016 Annual General Meeting of Shareholders, the Board of Directors was granted certain authorizations to increase our issued share capital, both with and without pre-emption rights to the existing shareholders. These share authorities expired on March
14, 2021. The Board of Directors sought renewal of this existing authority at the 2020 Annual General Meeting and this resolution was approved and will apply until the close of business on April 14, 2025. The Board of Directors sought renewal of this existing authority at the 2024 Annual General Meeting and this resolution was approved and will apply until the close of business on April 10, 2029.  For a description of the share authorities granted to our Board of Directors, reference is made to “Director’s Report—Share Capital” on page
147 of our Annual Report 2025.
Our Shares
Class A common shares. Each outstanding Class A common share, par value $0.01 per share, has (i) on a poll, one (1) vote on all matters at a general meeting (other than the election or removal of the Deputy Chairman), (ii) pre-emption rights upon any new issue of equity securities (including Class A common shares) for cash (unless otherwise provided by the United Kingdom Companies Act or our
Articles of Association or as disapplied by the relevant shareholders’ resolution) and (iii) the right to receive dividends, as well as liquidation proceeds and other distributions, that we may declare from time to time. The Class A common shares are not redeemable, either in full or in part.
Class B share. The one formerly outstanding Class B share, par value $0.01, was held by a trustee on behalf of our minority shareholders (the Class A common shareholders other than Njord Luxco or its affiliates) pursuant to the terms of a minority trust deed, which is filed as Exhibit 2.2 to this annual report. The Class B share had (i) one vote at our general meetings, (ii) no pre-emptive subscription rights in relation to any issue of new shares of other classes and (iii) effectively carries no right to receive dividends, liquidation proceeds or other distributions from us. The holder of the Class B share had the right to elect one member to our Board of
Directors (the Deputy Chairman) as well as appoint one Board Observer. On January 6, 2026, the Board of Directors determined that the threshold date defined the Articles of Association (being the first time at which Oaktree and its affiliates have ceased to beneficially own at least one-third of the issued shares, excluding any shares held in treasury) has occurred. As the ownership stake held by Oaktree and its affiliates is now below the one‐third threshold, the position and authority of the Class B director is extinguished. As a result, our
Deputy Chairman and Senior Independent Director, David Weinstein, left the Board of Directors effective as of January 6, 2026.
Class C share. The one formerly outstanding Class C share, par value $0.01, was held by Njord Luxco. The holder of the Class C share had 350,000,000 votes at our general meetings on specified matters. The Class C share had no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds, or other distributions from the Company.
The Class C share could not be transferred or pledged, except to an affiliate of Njord Luxco. As noted above, on January 6, 2026, the
Class C share was redeemed and cancelled in accordance with our Articles of Association and no further Class C shares can be issued.
Our Share History
As of December 31, 2023, TORM’s total share capital was $862,256.86 consisting of 86,225,684 Class A common shares, one Class B share and one Class C share, each with a par value of $0.01 per share.
As of December 31, 2024, TORM’s total share capital was $978,140.53 consisting of 97,814,051 Class A common shares, one Class B share and one Class C share, each with a par value of $0.01 per share.
As of December 31, 2025, TORM’s total share capital was $1,013,327.09 consisting of 101,332,707 Class A common shares, one Class
B share and one Class C share, each with a par value of $0.01 per share.
As of February 26, 2026, TORM's total share capital was $1,013,327.07 consisting of 101,332,707 Class A common shares.
Reconciliation of the Number of Class A Common Shares Outstanding as of the Date of this Annual Report

Shares outstanding at December 31, 2023	86,225,684
Number of Class A common shares issued in connection with exercise of RSUs	1,345,438
Number of Class A common shares issued in connection with acquisition of vessels	10,242,929
Shares outstanding at December 31, 2024	97,814,051
Number of Class A common shares issued in connection with exercise of RSUs	3,263,458
Number of Class A common shares issued in connection with acquisition of vessels	748,569
Cancellation of Class A treasury shares	(493,371)
Shares outstanding as of December 31, 2025	101,332,707
Number of Class A common shares issued in connection with exercise of RSUs	0
Number of Class A common shares issued in connection with acquisition of vessels	0
Shares outstanding as of February 26, 2026	101,332,707
Share Capital Increases
On March 14, 2025, we increased our share capital by 175,463 Class A common shares (corresponding to a nominal value of $1,754.63)
as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $979,895.16 divided into 97,989,514 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On March 21, 2025, we increased our share capital by 262,294 Class A common shares (corresponding to a nominal value of $2,622.94)
as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $982,518.10 divided into 98,251,808 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On April 4, 2025, we increased our share capital by 12,406 Class A common shares (corresponding to a nominal value of $124.06) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $982,642.16 divided into 98,264,214 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On April 28, 2025, we increased our share capital by 18,769 Class A common shares (corresponding to a nominal value of $187.69) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $982,829.85 divided into 98,282,983 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On May 19, 2025, we increased our share capital by 151,581 Class A common shares (corresponding to a nominal value of $1,515.81)
as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $984,345.66 divided into 98,434,564 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.

On June 4, 2025, we increased our share capital by 11,236 Class A common shares (corresponding to a nominal value of $112.36) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $979,524.31 divided into 97,952,429 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of $0.01.
On November 12, 2025, we increased our share capital by an aggregate of 2,395,426 Class A common shares (corresponding to a nominal value of $23,954.26) as a result of the increase in 748,569 Class A common shares (corresponding to a nominal value of
$7,485.69) in connection with the delivery of one LR2 vessel and the increase in 1,646,857 Class A common shares (corresponding to a nominal value of $16,468.57) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to $1,003,478.57 divided into 100,347,855 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class
C share of $0.01.
On November 14, 2025, we increased our share capital by 970,646 Class A common shares (corresponding to a nominal value of
$9,706.46) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$1,013,185.03 divided into 101,318,501 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.
On November 21, 2025, we increased our share capital by 14,206 Class A common shares (corresponding to a nominal value of
$142.06) as a result of the exercise of a corresponding number of RSUs. After the capital increase, our share capital amounted to
$1,013,327.09 divided into 101,332,707 Class A common shares of $0.01 each, one Class B share of $0.01 and one Class C share of
$0.01.
Cancellation of Treasury Shares
On May 22, 2025, we cancelled 493,371 treasury shares that we purchased in share buybacks on Nasdaq Copenhagen in 2016 and 2020 to rectify the fact that these repurchases were not made in accordance with the UK Companies Act, which distinguishes between buybacks effected through “market purchases” and “off-market purchases.” We effected these buybacks under “market purchase”
resolutions; however, for purposes of the UK Companies Act, Nasdaq Copenhagen is an overseas exchange, making it ineligible for buybacks conducted under the “market purchase” provisions. The cancellation of the affected treasury shares will not affect the rights attached to, or result in any other change to, any of our other shares (or their nominal value).
Restricted Share Units
In accordance with TORM’s Remuneration Policy, the Board of Directors has, as part of the LTIP, granted certain employees RSUs in the form of restricted stock options. The RSUs aim at retaining and incentivizing the employees to seek to improve the performance of
TORM and thereby the TORM share price for the mutual benefit of themselves and the shareholders of TORM. Each RSU granted under the LTIP entitles its holder to acquire one Class A common share, subject to vesting.
In 2023, the Board of Directors agreed to grant a total of 1,248,153 to other members of the Management Team, or the 2023 RSUs. The
2023 RSUs were issued on the same vesting terms as the 2018, 2019, 2020, 2021 and 2022 RSUs and had an exercise price of DKK
220.6 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before March 16, 2023, the date of publication of the Annual Report 2022, plus a premium of 15%. The exercise period for vested RSUs will be 360 days.
Also in 2023, the Board of Directors agreed to grant a total of 1,333,222 to other members of the Management Team, or the 2023
Retention RSUs. The 2023 Retention RSUs will vest on March 1, 2026 and had an exercise price of $0.01 at the time of allocation.
In 2024, the Board of Directors agreed to grant a total of 1,214,986 to other members of the Management Team, or the 2024 RSUs. The
2024 RSUs were issued on the same vesting terms as the 2018-2023 RSUs and had an exercise price of DKK 258.4 at time of allocation, corresponding to the average of 90 calendar days preceding the publication of TORM plc’s 2023 Annual Report plus a 15%
premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.
Also in 2024, the Board of Directors agreed to grant a total of 16,430, 11,146 and 3,120 RSUs to other members of the Management
Team, or the 2021 Additional RSUs, 2022 Additional RSUs and 2023 Additional RSUs, respectively). The 2021 Additional RSUs will vest on issue and had an exercise price of $0.01 at the time of allocation.
In 2025, the Board of Directors agreed to grant a total of 1,326,087 to other members of the Management Team, or the 2025 RSUs. The
2025 RSUs were issued on the same vesting terms as the 2018-2024 RSUs and had an exercise price of DKK 162.38 at time of allocation, corresponding to the daily average closing price on Nasdaq Copenhagen across the 90-calendar day period before March 6,
2025, the date of publication of the Annual Report 2024 plus a premium of 15%. The exercise period for vested RSUs will be 360 days.

Also in 2025, the Board of Directors agreed to grant a total of 1,293,434 to other members of the Management Team, or the 2025
Retention RSUs. The 2025 Retention RSUs will vest on October 1, 2028 and have an exercise price of $0.01.
Additionally, 1,300,815 of the 2022 RSUs, 563,144 of the 2023 RSUs, 1,587,146 of the 2023 Retention RSUs, 20,021 of the 2021
Additional RSUs, 179,876 of the 2022 Additional RSUs, and 995,300 of the 2023 Additional RSUs, have been exercised.
As of December 31, 2025, a total number of 4,856,526 RSUs were outstanding.
Based on the Black-Scholes model, the theoretical market value of the RSU allocations in 2023. 2024, and 2025, around the time of issuance, was calculated at $64.4 million, $10.0 million, and $27.8 million respectively. See “Item 6. Directors, Senior Management and
Employees-B. Compensation” and “-E. Share Ownership”.
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
E. Taxation
U.S. Federal Income Tax Considerations
The following are the material U.S. federal income tax consequences to us and our U.S. Holders and Non-U.S. Holders, each as defined below, of our activities and the ownership and disposition of our common shares. This discussion does not purport to deal with the tax consequences of owning common shares relevant to all categories of investors, some of which, such as banks, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities, investors whose functional currency is not the U.S. dollar, investors that are or own our common shares through partnerships or other pass-through entities, investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, persons that will hold the common shares as part of a hedging transaction, “straddle” or “conversion transaction,” persons who are deemed to sell the common shares under constructive sale rules, persons required to recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is included on an “applicable financial statement,” persons subject to the “base erosion and anti-avoidance” tax and persons who are liable for an alternative minimum tax, may be subject to special rules. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the
U.S. Department of the Treasury, or the Treasury Regulations, all as in effect or in existence on the date of this annual report, and all of which are subject to change, possibly with retroactive effect. This discussion does not address any aspect of state, local or any U.S.
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
federal income taxation under Section 883 of the Code, under Article 8 of the U.S.-United Kingdom Income Tax Treaty or under Article
8 of the U.S.-Denmark Income Tax Treaty, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is considered for U.S. federal income tax purposes to be derived from sources within the U.S.
Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end in the U.S., will be considered for U.S. federal income tax purposes to be 50% derived from sources within the U.S. Shipping income attributable to transportation that both begins and ends in the U.S. will be considered to be 100% derived from sources within the U.S. We are not permitted by law to engage in transportation that gives rise to 100% U.S. source shipping income.
Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the U.S. Shipping income derived from sources outside the U.S. will not be subject to any U.S. federal income tax.
We do not expect that we or our subsidiaries to qualify for exemption from tax under Section 883 of the Code, although we and our subsidiaries may qualify in the future if there is a change in our capital structure. See below for a discussion of the requirements for qualification under Section 883.
We and/or one or more of our subsidiaries (collectively referred to as “we” for purposes of this paragraph) may qualify for exemption from tax under the terms of the U.S.-United Kingdom Income Tax Treaty or U.S.-Denmark Income Tax Treaty. Whether we so qualify depends, among other things, on whether we satisfy the Limitation on Benefits article of the applicable U.S. income tax treaty. In particular, we would generally satisfy the Limitation on Benefits article if we can establish that we are engaged in the active conduct of a trade or business in the United Kingdom or Denmark, whichever is applicable, our U.S. source shipping income is derived in connection with, or is incidental to, such trade or business, and such trade or business activity in the applicable treaty jurisdiction is substantial in relation to our trade or business activity in the U.S.. Additionally, we may also be able to satisfy the Limitation on
Benefits article of the U.S.-Denmark Income Tax Treaty if we can establish that our principal class of shares is regularly traded on a recognized stock exchange, such as Nasdaq Copenhagen, and either (i) primarily traded on a recognized stock exchange located in
Denmark, or (ii) our primary place of management and control is in Denmark, our country of residence. For this purpose, our Class A common shares would generally be considered our primary class of shares if the Class A common shares represent more than 50% of the voting power and value of the Company. Additionally for this purpose, our Class A common shares would be treated as regularly traded if the Class A common shares are traded in more than de minimis quantities each quarter, and if the aggregate number of Class A common shares traded during the prior taxable year is at least 6% of the average number of Class A common shares during such prior taxable year. Given the legal and factual uncertainties in making the foregoing determination, there can be no assurance that we will qualify for exemption from tax under a U.S. federal income tax treaty, or that the IRS or a court of law will agree with our determination in this regard.
Exemption Under Section 883 of the Code
Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, or Section 883, we and each of our subsidiaries that derives U.S. source shipping income will qualify for exemption from U.S. federal income tax under Section 883 in respect of such shipping income if, in relevant part:
•we and each such subsidiary is organized in a “qualified foreign country” which, as defined, is a foreign country that grants an equivalent exemption from tax to corporations organized in the U.S. in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as the “country of organization requirement”; and either
•more than 50% of the value of our stock is owned actually or constructively under specified attribution rules by “qualified shareholders” (which as defined includes, among other things, individuals who are “residents” of qualified foreign countries and corporations that are organized in qualified foreign countries and meet the Publicly-Traded Test discussed immediately below), which we refer to as the “50% Ownership Test,” or
•our stock is “primarily” and “regularly” traded on an “established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations or in the U.S., which we refer to as the “Publicly-
Traded Test”.
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
The Treasury Regulations provide, in pertinent part, that a class of stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country (such as Nasdaq Copenhagen) if the exchange is designated under a Limitations on Benefits article in a U.S. income tax treaty, and if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such class that are traded during that taxable year on established securities markets in any other single country. Currently, our shares are primarily traded on Nasdaq Copenhagen for purposes of the “primarily traded” test, although this may change in future years.
The Treasury Regulations provide further that stock of a foreign corporation will be considered to be “regularly traded” on an established securities market only if: (i) one or more classes of stock of the corporation that, in the aggregate, represents more than 50%
of the stock of the corporation, by voting power and value, is listed on such established securities market, (ii) each such class of stock is traded on such established securities market, other than in de minimis quantities, on at least 60 days during the taxable year, and (iii) the aggregate number of shares of such stock traded on such established securities market is at least 10% of the average number of shares of such stock outstanding during such taxable year. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied with respect to a class of stock that is traded on an established securities market in the U.S. if such stock is regularly quoted by dealers making a market in such stock. Although we have a class of stock that is listed on the Nasdaq New York, an established securities market in the U.S., we do not anticipate satisfying the requirement that our stock be “regularly traded” on an established securities market under the quantitative testing rules.
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
Even if our stock was considered “regularly traded” on an established securities market, we believe the 5% override rule would have been triggered and that we would not be able to rely on Section 883 for exemption from U.S. federal income taxation on our U.S. source shipping income.
Therefore, if we cannot qualify for benefits under an applicable U.S. income tax treaty, we would be subject to U.S. taxation on our U.S.
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
•we have, or are considered to have, a fixed place of business in the U.S. involved in the earning of shipping income; and
•substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the U.S..

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
U.S. Taxation of Gain on Sale of Vessels.
Regardless of whether we qualify for exemption under Section 883 of the Code or the applicable U.S. income tax treaty, we do not expect to be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the U.S. under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the U.S. for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the U.S.. It is expected that any sale of a vessel by us will be considered to occur outside of the U.S..
U.S. Tonnage Tax Regime
TORM Tanker Corporation has elected to be treated under the tonnage tax regime in the U.S. with respect to its income derived from qualifying shipping activities based on the net tonnage of the corporation’s qualifying U.S. flagged vessels.
Pursuant to this regime, TORM’s vessel-owning corporation in the U.S. will be subject to U.S. tax based predominantly upon the net tonnage of the vessels rather than income generated from operating the vessels (i.e., operating income). Based upon the net tonnage of our current U.S. vessels and the applicable rate of taxation, our U.S. subsidiary is expected to be liable for approximately $13,000 of
U.S. tonnage tax for the year ended December 31, 2025.
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
federal income taxation regardless of its source, or a trust if (i) a court within the U.S. is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person.
If a partnership holds our common shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your own tax advisor.
Distributions
Subject to the discussion of PFICs below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.
Dividends paid with respect to our common shares to a U.S. Holder that is an individual, trust or estate, which we refer to as a “U.S.
Individual Holder”, may be eligible for preferential U.S. federal income tax rates provided that (1) we are a “qualified foreign corporation”, (2) the U.S. Individual Holder has owned our common shares for more than 60 days during the 121-day period beginning
60 days before the date on which our common shares become ex-dividend, (3) we are not a PFIC for the taxable year of the dividend or the immediately preceding taxable year (which we do not believe we are, have been or will be) and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
We will be treated as a “qualified foreign corporation” if we qualify for benefits of a comprehensive income tax treaty to which the U.S.
is a party, such as the U.S.-U.K. Income Tax Treaty or the U.S.-Denmark Income Tax Treaty, or if our common shares are readily tradable on an established securities market in the U.S.. We believe we qualify for the benefits of the U.S.-U.K. Income Tax Treaty or the U.S.-Denmark Income Tax Treaty, both of which are comprehensive income tax treaties, and our common shares are readily tradable on an established securities market in the U.S. because they are listed on Nasdaq New York. Therefore, we believe that any dividends paid by us to a U.S. Individual Holder on our common shares are eligible for these preferential rates. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.
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

Special rules may apply to any “extraordinary dividend” — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a share of our common stock — paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income”, then any loss derived by a non-corporate U.S. holder from the sale or exchange of such common shares will be treated as long-
term capital loss to the extent of such dividend.
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
Sale, Exchange or other Disposition of Our Common Shares
Subject to the discussion of PFIC status below, a U.S. Holder will generally recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the common shares. A U.S. Holder’s adjusted tax basis in its common shares generally will be the U.S. Holder’s purchase price for the common shares, reduced (but not below zero) by the amount of any distribution on such common shares that was treated as a nontaxable return of capital to such U.S. Holder. Such gain or loss will be capital gain or loss and will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as
U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
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
Passive Foreign Investment Company Status and Significant U.S. Federal Income Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC, for U.S.
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
federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which election we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-
market” election with respect to our common shares, as discussed below.
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
U.S. Federal Income Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-
market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e. the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares) and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:
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
Distributions
Non-U.S. Holders will generally not be subject to U.S. federal income tax or withholding tax on dividends received with respect to our common shares, unless the dividends are “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the U.S.
or, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, those dividends are attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.
Sale, Exchange or Other Disposition of Common Shares
Non-U.S. Holders will generally not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares unless: (i) the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the U.S. or, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S. or (ii) the Non-
U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and other conditions are met.
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
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, and payment of the gross proceeds on a sale or other disposition of our common shares, made within the U.S. to you will be subject to information reporting requirements. In addition, such payments will be subject to “backup withholding” if you are a non-corporate U.S. Holder and you:

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
If you sell your common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then information reporting and backup withholding will generally not apply to that payment. However, U.S.
information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to you outside the U.S., if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the U.S.
Backup withholding is not an additional tax. Rather, you may generally obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-
U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Substantial penalties apply to any failure to timely file an IRS
Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of an IRS
Form 8938 is required may not close until three years after the date on which the IRS Form 8938 is filed.  Specified foreign financial assets would generally include our common shares, unless the common shares are held in an account maintained by a U.S. “financial institution” (as defined in Section 6038D of the Code). U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.
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
Changes in Global Tax Laws
Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and
Profit Shifting reporting requirements, mandated and/or recommended by the European Union, G8, G20 and Organization for Economic
Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two). As these and other tax laws and related regulations change
(including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted.
Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.
On December 12, 2022, the EU member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15%
on companies with revenues of at least €750 million effective from 2024. Various countries, including the United Kingdom, have either adopted implementing legislation or are in the process of drafting such legislation. Any new tax law in a jurisdiction where we conduct business or pay tax could have a negative effect on our company.

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
United Kingdom Tax Considerations
The following statements do not constitute tax advice and are intended only as a general guide to current United Kingdom law and HM
Revenue and Customs, or HMRC, published practice, which may not be binding on HMRC, as of the date of this document (which are both subject to change at any time, possibly with retrospective effect). They relate only to certain limited aspects of the United Kingdom tax treatment of the beneficial owners of the Class A common shares. They are intended to apply only to shareholders who are resident only in the United Kingdom for United Kingdom tax purposes (unless the context requires otherwise) and, if individuals, who are domiciled in the United Kingdom and to whom split-year treatment does not apply. The statements below only relate to persons who are and will be the absolute beneficial owners of the Class A common shares and who hold, and will hold, the Class A common shares through the Depository Trust Company as investments (and not as securities to be realized in the course of a trade). The statements below are not exhaustive and may not apply to certain shareholders, such as dealers in securities, broker dealers, insurance companies and collective investment schemes, shareholders who are exempt from taxation, shareholders who hold their shares through an
Individual Savings Account or a Self-Invested Personal Pension and shareholders who have (or are deemed to have) acquired the Class
A common shares by virtue of an office or employment. Such persons may be subject to special rules. This summary does not address any inheritance tax considerations.
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
Individual Shareholders
United Kingdom resident individual Shareholders may be subject to income tax on dividends they receive from the Company. The first
£500 of dividend income that the United Kingdom resident individuals receive in each tax year is taxed at a rate of 0%, or the Nil Rate
Amount.
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
Stamp Duty and Stamp Duty Reserve Tax, or SDRT
The comments in this section relating to stamp duty and SDRT apply whether or not a shareholder is resident or domiciled in the United
Kingdom. Special rules may apply to shareholders such as market makers, brokers, dealers and intermediaries.
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
Please see “Item 19. Exhibits- Annual Report” for the sections of our Annual Report 2025 that are incorporated by reference into this annual report.
ITEM 11QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Reference is made to Note 24—"Risks Associated with TORM’s Activities” on pages 191 - 193 of our Annual Report 2025.
ITEM 12DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15CONTROLS AND PROCEDURES
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
We carried out an evaluation under the supervision, and with the participation of the Senior Management Team, including our Chief
Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e) under the Securities Act of 1934) as of December 31, 2025.
Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Senior Management Team, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) of the Exchange Act, the Senior Management Team of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Senior Management Team and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company’s assets that could have a material effect on the financial statements. The Senior
Management Team has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of
December 31, 2025 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, the Senior Management Team determined that the Company’s internal controls over financial reporting were effective as of December 31, 2025.
C. Attestation Report of the Registered Public Accounting Firm
The independent registered public accounting firm that audited the consolidated financial statements, EY Godkendt
Revisionspartnerselskab, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, appearing on page F-75 of the financial statements filed as part of this annual report.
D. Changes in Internal Control Over Financial Reporting
There were no significant changes in our internal control over financial reporting during the year that ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16[RESERVED]
ITEM 16AAUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Göran Trapp, who serves as the Chairman of our Audit Committee, qualifies as an
“audit committee financial expert” and that he is “independent” in accordance with The Nasdaq Stock Market LLC and SEC rules.
ITEM 16BCODE OF ETHICS
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
ITEM 16CPRINCIPAL ACCOUNTANT FEES AND SERVICES
The Company’s principal accountant for 2025 was EY Godkendt Revisionspartnerselskab (PCAOB ID: 1757).
Reference is made to Note 6—“Remuneration to Auditors Appointed at the Parent Company’s Annual General Meeting” on page 171 of our Annual Report 2025.
ITEM 16DEXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16EPURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2025, no issuer or affiliate purchases of our equity securities were made.
ITEM 16FCHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16GCORPORATE GOVERNANCE
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
Independence of Board of Directors. Nasdaq New York requires that a U.S.-listed company maintain a majority of independent directors. As of December 31, 2025 and as of the date of this annual report, our Board of Directors consists of five directors, two of which are considered “independent” under Rule 10A-3 promulgated under the Exchange Act and under the rules of Nasdaq New York:
Ms. Annette Justad and Mr. Pär Göran Trapp. Under English law and our Articles of Association, our Board of Directors is not required to consist of a majority of independent directors. Under the United Kingdom Corporate Governance Code, to which we are subject, a majority of our Board of Directors is required to be independent. However, the determination of independence is different from Nasdaq
New York standards, and we may choose to deviate from this requirement in the future as long as we explain why we have done so in our annual report. On January 6, 2026, David Weinstein resigned from the Board of Directors after the Company reached the threshold required to maintain a Class B common shareholder, resulting in the termination of the Class B common shareholder structure and the discontinuation of the Class B Director role. In addition, on January 6, 2026, the Board of Directors determined that the threshold date defined in the Articles (being the first time at which Oaktree and its affiliates ceased to beneficially own at least one third of the issued shares) occurred. As a direct result, the C-share was redeemed and cancelled following which the C-share right to vote 350,000,000 shares has ceased as from the threshold date.
Remuneration Committee. Nasdaq New York requires that a listed U.S. company have a remuneration committee consisting only of independent directors. Under English law and our Articles of Association, our Remuneration Committee is not required to consist entirely of independent directors. The United Kingdom Corporate Governance Code requires this committee to be comprised of independent directors and requires the chairman of the Board of Directors not to be the chair of the Remuneration Committee. TORM's
Chairman of the Board of Directors, Mr. Mackenzie Smith, is considered independent and does not chair the Remuneration Committee.
For more information, see “Corporate Governance – Statement of Compliance with the United Kingdom Corporate Governance Code”
on page 124 of our Annual Report 2025.
Audit Committee. Nasdaq New York requires, among other things, that a listed U.S. company have an audit committee comprised of entirely independent directors under Rule 10A-3 promulgated under the Exchange Act. The United Kingdom Corporate Governance
Code requires an audit committee to be comprised of three, or in the case of smaller companies, two, independent directors, but we may choose to deviate from this requirement in the future as long as we explain why in our annual report. As of the date of this annual report, our Audit Committee is comprised of our independent directors following David Weinstein's resignation from the Board of Directors on
January 6, 2026. The Board of Directors considers the present arrangements appropriate and effective for TORM’s needs and will review the opportunity to appoint an additional independent non‑executive director to the Board of Directors and, subsequently, to the
Audit Committee when suitable candidates are identified.
Executive Sessions. Nasdaq New York requires that the independent directors of a U.S.-listed company have regularly scheduled meetings, at which only independent directors are present, or executive sessions. The United Kingdom Corporate Governance Code requires that the Chairman of the Board of Directors hold meetings with non-executive directors without the executives present and that, led by the senior independent director, the non-executive directors meet without the Chairman present at least annually to appraise the
Chairman’s performance and on such other occasions as necessary.
Shareholder Approval of Securities Issuances. Nasdaq New York requires that a listed U.S. company obtain the approval of its shareholders prior to issuances of securities in certain circumstances. In lieu of this requirement, we have elected to follow applicable practices of England and Wales for authorizing issuances of securities, which generally require (i) shareholder approval (a) by ordinary resolution to grant the directors authority to allot shares and (b) by special resolution to grant the directors authority to allot shares free of pre-emption rights (which approvals have already been granted by shareholders pursuant to the Company’s shareholders resolutions dated March 15, 2016, as renewed pursuant to the Company’s shareholders resolutions dated April 15, 2020 and further renewed pursuant to the Company’s shareholders resolutions dated April 16, 2025), that will apply until the close of business on April 10, 2029;
(ii) board approval; and (iii) in certain circumstances, board approval specific to the Company including pursuant to Articles 8 and 137 of the Company’s Articles of Association, but these practices do not follow additional corporate governance guidelines that would apply to companies listed on the Main Board of the London Stock Exchange.
Shareholder Approval of Equity Compensation Plans. Nasdaq New York requires that shareholders be given the opportunity to vote on all equity-compensation plans and material amendments thereto, with limited exceptions for inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and specific types of plans. In lieu of this requirement, we have elected to follow the applicable practices of England and Wales for authorizing such plans, which do not generally require shareholder approval
(except (i) in certain circumstances not applicable to the Company or (ii) where the issue of shares, or right to subscribe for or agreement to issue shares, requires further shareholder approval pursuant to applicable law beyond the shareholder approvals currently existing pursuant to the Company’s shareholder resolutions dated March 15, 2016, subsequently renewed on April 15, 2020 and further renewed pursuant to the Company’s shareholders resolutions dated April 16, 2025), that will apply until the close of business on April
10, 2029).  Certain plans also require certain special director approval requirements to be met pursuant to Articles 137.3 and 137.4.4 of the Company’s Articles of Association.
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
Board of Directors’ Remuneration Reports. Under Section 420(1) of the UK Companies Act, we are required to produce a directors’
remuneration report for each fiscal year. The directors’ remuneration reports must include (i) a directors’ remuneration policy, which is subject to a binding shareholder vote at least once every three years and (ii) an annual report on remuneration in the financial year being reported on and how the current policy will be implemented in the next financial year, which is subject to an annual advisory shareholder vote. The UK Companies Act requires that remuneration payments to directors of the Company and payments to them for loss of office must be consistent with the approved directors’ remuneration policy or, if not, must be specifically approved by the shareholders at a general meeting.
Disclosure of Third-Party Director and Nominee Compensation. Nasdaq New York requires U.S. companies to disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the
Company, a Third Party, relating to compensation or other payment in connection with such person’s candidacy or service as a director of the Company, except for such agreements and arrangements that (i) relate only to reimbursement of expenses in connection with candidacy as a director; (ii) existed prior to the nominee’s candidacy and the nominee’s relationship with the Third Party has been publicly disclosed in certain filings under the Exchange Act; or (iii) have been disclosed in certain other filings applicable to domestic issuers. Under the UK Companies Act, directors have a statutory duty not to accept benefits from third parties conferred by reason of (a)
his or her being a director or (b) his or her doing (or not doing) anything as a director. However, as this is a general statutory duty of the directors, the Company may give authority for the receipt of benefits from third parties which would otherwise be a breach of duty.
Such benefits would have to be consistent with the approved directors’ remuneration policy or, if not, would need to be specifically approved by the shareholders at a general meeting. Directors additionally have a statutory duty to avoid conflicts of interest under the
UK Companies Act and should declare any interest in agreements or arrangements which could give rise to such conflict so that non-
conflicted directors can make judgment as to whether a conflict has arisen and/or authorize such conflict.
Director Nominations. Nasdaq New York requires that director nominees to U.S. companies’ boards of directors be selected or recommended either by the vote of the board’s independent directors or by a nomination committee comprised solely of independent directors. In accordance with United Kingdom law and our Articles of Association, our Nomination Committee, which is required to be composed of a majority of independent non-executive directors, identifies individuals qualified to become members of the Board of
Directors and recommends nominees for election as members of the Board of Directors at the Company’s annual general meeting of shareholders or to fill vacancies, as needed.
Proxy Solicitation. Nasdaq New York requires U.S. companies to solicit proxies from and provide proxy statements to shareholders for all shareholder meetings and to provide copies of proxy solicitation materials to Nasdaq New York. As a foreign private issuer, we are not required to follow Nasdaq New York’s proxy solicitation rules, and consistent with United Kingdom law and our Articles of
Association, we will notify our shareholders of meetings between 14 and 28 days prior to the meeting date. The notification will contain, among other things, information regarding business to be transacted at the meeting.
ITEM 16HMINE SAFETY DISCLOSURE
Not applicable.
ITEM 16IDISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16JINSIDER TRADING POLICIES
Our Board of Directors has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our directors, Senior Management Team and employees. A copy of our insider trading policy is included as Exhibit 11.2 to this annual report.
ITEM 16KCYBERSECURITY
Risk management and strategy
The Company has established cybersecurity policies to process cybersecurity threats from the crisis management phase whereby the
Company conducts severity and materiality assessments to the disclosure phase. The purpose of these procedures is to ensure that
TORM complies with statutory and regulatory requirements such as the: (i) Commission’s cybersecurity policy requiring registrants to disclose material cybersecurity incidents on Form 6-K and to disclose on an annual basis material information regarding its cybersecurity risk management, strategy and governance on Form 20-F; and (ii) Network and Information Security Directive 2 (NIS2
Directive) from the European Union which aims to achieve a high common level of cybersecurity across Member States.
These policies are intended to apply to all cybersecurity incidents with material or critical risk impact to the Company’s employees, assets and third parties, including customers, external consultants, vendors, and suppliers. An incident (or collection of related incidents)
is considered material if there is a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision, or if it would have significantly altered the "total mix" of information made available.

The company is continuously reassessing its IT risks. In 2025, the estimated likelihood that a cybersecurity incident would occur remained rated as possible, driven by persistent global cyber threats, the adoption of new technologies, and rising geopolitical tensions.
IT Security Policies
The Company’s IT Security Policy is based on ISO27001:2022. The purpose of the IT Security Policy is to preserve the confidentiality, integrity, and availability of systems and data used by TORM, to reduce the risk of information security incidents, and to ensure compliance with relevant legislation.
The Company has a defined cybersecurity incident response policy based on the Sysadmin Audit, Network and Security, or SANS, incident response framework. The purpose of the incident response policy is to ensure that TORM detects, responds to and reports security incidents to minimize impact, prevent foreseen future incidents and to comply with regulatory requirements.
To proactively manage cybersecurity risks, the Company has defined an IT risk management policy based on ISO27005 and integrated the following procedures: (i) Crisis Management Procedure; (ii) Security Incident Management Procedure, (iii) Business Continuity
Procedure; (iv) Disaster Recovery Procedure; (v) Disclosure Procedure, and (vi) Data Breach Response.
To ensure that the Company can comprehensively respond to cybersecurity incidents, the Company has developed and maintained certain procedures including, but not limited to, identifying, and maintaining inventory of critical IT assets, securing defined lines of communication, providing employees with cybersecurity awareness training, testing incident response plans annually and training the
Board of Directors and the Senior Management Team on our cybersecurity policies.
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
In addition to the Company’s cybersecurity incident response policy described above, TORM has implemented a third-party management policy which is based on Control Objectives for Information and Related Technologies, or COBIT, 2019 control objectives.  The policy applies to any third-party person, independent consultant, organization, or legal entity, including supplier, vendors, or business partners with whom TORM contracts for IT products and services. The Company performs due diligence on its third-party management to ensure that the performance of the supplier, IT security measures and third-party risks are regularly reviewed and assessed.
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
The Chief Financial Officer has the overall risk ownership and accountability to control such risk. The Chief Financial Officer ensures the formulation of cybersecurity strategies and follows up on the implementation of these strategies, which are delegated to the Head of
Group IT and the CISO, who, together, set targets, asses risks, develop policies and procedures, and execute our cybersecurity efforts.
The Head of Group IT and the CISO regularly report to the Risk Committee and the  Board of Directors, which ultimately oversees cybersecurity risks and initiatives. The Risk Committee monitors the progress of TORM’s cybersecurity efforts and together with the
Chief Financial Officer ensures integrity of reporting.
The Senior Management Team’s cybersecurity experience
The Head of Group IT has more than 10 years of experience in IT management, with six years of experience in roles as chief information officer and Head of IT with enterprise responsibility for information security. Apart from this, the Head of Group IT is

Certified in Cybersecurity (CC) from ISC2, has attended the NIS2 Executive Program by Bech-Bruun and is attending the NIS2
Executive Network also at Bech-Bruun.
The Company has a dedicated CISO with more than 10 years of experience in the cybersecurity field to head the IT Risk and Security team and to lead the continuous work on increasing the cybersecurity maturity in the Company.
The Chief Financial Officer has extensive experience from senior positions in banking and from heading up the Company’s IT and Risk
Management Division for more than five years. The Chief Financial Officer is responsible for IT, as well as Risk Management, and has focused intensively on information security, including cybersecurity, and followed a designated NIS2 Executive Program.
The Chief Executive Officer has extensive experience from senior management positions in the shipping industry for over 25 years. As
Chief Executive Officer and a member of the Board of Directors, he has had the overall managerial responsibility for the Company’s information security, and he has been closely involved in designing the Company’ Risk Management set-up and procedures.
Cybersecurity Threats
For the year ended December 31, 2025 through the date of this annual report, the Company has not identified any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see “Item 3. Key Information—D. Risk Factors——“Cyber incidents can affect the confidentiality, availability and integrity of our IT systems, and could negatively impact our business, including our ability to service customers, and may have a material adverse effect on our compliance, reputation, future performance, results of operations, cash flows and financial position.”

PART III
ITEM 17FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18FINANCIAL STATEMENTS
The financial statements required by this item accompany this annual report in the form of our Annual Report 2025 (see Item 19).
ITEM 19EXHIBITS
Annual Report
The following pages from our Annual Report 2025, furnished to the SEC on Form 6-K, dated February 26, 2026, are incorporated by reference into this annual report on Form 20-F. The content of quotations, websites and other sources referenced on these pages of the Annual Report 2025 are not incorporated by reference into this Form 20-F.

Section	Page(s) in the Annual Report 2025
Key Figures	6
Business Model and Strategic Choices	8 - 17
Review and Outlook	19 - 31
Market Review	19 - 20
Financial Review 2025 - Liquidity and Cash Flow; Assessment of Impairment of Assets; Primary Factors Affecting Results of Operations	25 - 26
Market Drivers and Outlook	29 - 30
TORM Fleet Development	32
Sustainability Statement	34 - 105
TORM's Governance Structure	110
Board of Director Committee Reports	115 - 140
Investor Information - Distribution Policy	142
Directors’ Report - Share Capital	147
Glossary	223

List of Exhibits

1.1	Memorandum and Articles of Association(1)
2.1	Form of Class A Common Share Certificate(1)
2.2	B Share Minority Trust Deed, dated May 30, 2016(1)
2.3	Equity Warrant Instrument, dated March 15, 2016(1)
2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934(3)
4.1	TORM plc 2023 Management Long-Term Incentive Plan(4)
4.2	TORM plc 2024 Management Long-Term Incentive Plan(5)
4.3	TORM plc 2025 Management Long-Term Incentive Plan
8.1	List of Subsidiaries
11.1	TORM’s Business Principles(2)
11.2	TORM's Insider Trading Policy(4)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of EY Godkendt Revisionspartnerselskab
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation(4)
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
XML	Extracted XBRL Instance Document
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
(4) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 7, 2024, and incorporated by reference herein
(5) Filed as an exhibit to the Company’s Annual Report filed on Form 20-F on March 6, 2025, and incorporated by reference herein

Financial Statements

Consolidated Income Statement
January 01 - December 31, 2025

USDm	Note	2025	2024	2023
Revenue	3,4	1,339.5	1,559.2	1,520.4
Port expenses, bunkers, commissions, and other cost of goods and services sold		(421.6)	(418.5)	(430.3)
Operating expenses	5	(252.4)	(245.1)	(216.0)
Profit from sale of vessels	27	19.0	51.3	50.4
Administrative expenses	5,6	(113.8)	(95.6)	(82.9)
Other operating income and expenses		0.1	(0.5)	6.3
Depreciation and amortization	9,10,11	(214.5)	(192.0)	(149.3)
Operating profit (EBIT)		356.3	658.8	698.6

Financial income	7	13.3	24.8	14.3
Financial expenses	7	(74.4)	(74.1)	(60.9)
Profit before tax		295.2	609.5	652.0

Tax	8	(9.2)	2.0	(4.0)
Net profit for the year		286.0	611.5	648.0

Net profit for the year attributable to:
TORM plc shareholders		285.3	612.5	648.3
Non-controlling interest		0.7	(1.0)	(0.3)
Net profit for the year		286.0	611.5	648.0

Earnings per share for TORM plc shareholders
Basic earnings per share (USD)	30	2.91	6.54	7.75
Diluted earnings per share (USD)	30	2.85	6.36	7.48

Consolidated Statement of Comprehensive Income
January 01 - December 31, 2025

USDm	2025	2024	2023
Net profit for the year	286.0	611.5	648.0

Other comprehensive income/(loss):

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	0.9	(0.6)	—
Fair value adjustment on hedging instruments	1.1	7.1	3.1
Fair value adjustment on hedging instruments transferred to income statement	(13.9)	(19.7)	(22.0)
Tax on other comprehensive income	3.9	2.6	4.6

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	—	(0.1)	—
Other comprehensive income/(loss) after tax	(8.0)	(10.7)	(14.3)

Total comprehensive income for the year	278.0	600.8	633.7

Total comprehensive income for the year attributable to:
TORM plc shareholders	277.0	601.9	634.1
Non-controlling interest	1.0	(1.1)	(0.4)
Total comprehensive income for the year	278.0	600.8	633.7

Consolidated Balance Sheet
As of December 31, 2025

USDm	Note	2025	2024	2023
ASSETS

Intangible assets
Goodwill	9,12	1.8	1.7	1.8
Other intangible assets	9	4.0	2.0	1.8
Total intangible assets		5.8	3.7	3.6

Tangible fixed assets
Land and buildings	10,11	9.7	8.1	5.5
Vessels and capitalized dry-docking	10,11,12,20	2,792.2	2,826.7	2,070.2
Prepayments on vessels	10	14.1	—	86.0
Other non-current assets under construction		3.4	4.6	4.2
Other plant and operating equipment	10	2.5	3.3	4.4
Total tangible fixed assets		2,821.9	2,842.7	2,170.3

Financial assets
Investments in joint ventures		—	0.1	0.1
Loan receivables		4.4	4.5	4.5
Deferred tax asset	8	0.3	3.1	0.4
Other investments		2.7	0.2	—
Total financial assets		7.4	7.9	5.0

Total non-current assets	3	2,835.1	2,854.3	2,178.9

Current assets
Inventories	13	66.5	68.4	61.7
Trade receivables	14	214.7	183.9	211.0
Other receivables	15	23.7	59.6	60.5
Prepayments	16	39.1	12.2	15.2
Cash and cash equivalents incl. restricted cash	31	163.5	291.2	295.6
Current assets excluding assets held for sale		507.5	615.3	644.0

Assets held for sale	27	24.4	—	47.2

Total current assets		531.9	615.3	691.2

TOTAL ASSETS		3,367.0	3,469.6	2,870.1

USDm	Note	2025	2024	2023
EQUITY AND LIABILITIES
Equity
Common shares	17	1.0	1.0	0.9
Share premium		110.2	271.0	260.0
Treasury shares	17	—	(4.2)	(4.2)
Hedging reserves		6.6	15.5	25.6
Translation reserves		(0.2)	(0.8)	(0.4)
Other reserves		296.1	320.0	—
Retained profit		1,788.9	1,471.5	1,382.2
Equity attributable to TORM plc shareholders		2,202.6	2,074.0	1,664.1
Non-controlling interest		—	0.8	1.9
Total equity		2,202.6	2,074.8	1,666.0

Liabilities
Non-current liabilities
Non-current tax liability related to held-over gains	8	45.2	45.2	45.2
Deferred tax liability	8	0.2	0.3	3.6
Borrowings	11,19,20,22	714.3	1,061.0	886.9
Other non-current liabilities	18	3.3	2.9	3.0
Total non-current liabilities		763.0	1,109.4	938.7

Current liabilities
Borrowings	11,19,20,22	288.8	165.3	172.7
Trade payables	22	41.0	50.0	43.1
Current tax liabilities		0.3	0.7	0.6
Other liabilities	18,22	68.3	61.3	45.2
Provisions		0.7	0.6	0.5
Prepayments from customers		2.3	7.5	3.3
Total current liabilities		401.4	285.4	265.4

Total liabilities		1,164.4	1,394.8	1,204.1

TOTAL EQUITY AND LIABILITIES		3,367.0	3,469.6	2,870.1

Consolidated Statement of Changes in Equity
January 01 - December 31, 2025

USDm	Common shares	Share premium	Treasury shares ¹⁾	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total
Equity as of January 01, 2023	0.8	167.6	-4.2	39.9	-0.5	—	1,297.8	1,501.4	2.3	1,503.7

Comprehensive income/loss for the year:
Net profit/(loss) for the year	—	—	—	—	—	—	648.3	648.3	-0.3	648.0
Other comprehensive income/(loss) for the year²⁾	—	—	—	-18.9	0.1	—	—	-18.8	-0.1	-18.9
Tax on other comprehensive income	—	—	—	4.6	—	—	—	4.6	—	4.6
Total comprehensive income/(loss) for the year	—	—	—	-14.3	0.1	—	648.3	634.1	-0.4	633.7

Capital increases ³⁾	0.1	92.6	—	—	—	—	—	92.7	—	92.7
Transaction costs of capital increase	—	-0.2	—	—	—	—	—	-0.2	—	-0.2
Share-based compensation	—	—	—	—	—	—	22.5	22.5	—	22.5
Dividends paid	—	—	—	—	—	—	-586.4	-586.4	—	-586.4
Total changes in equity 2023	0.1	92.4	—	-14.3	0.1	—	84.4	162.7	-0.4	162.3

Equity as of December 31, 2023	0.9	260.0	-4.2	25.6	-0.4	—	1,382.2	1,664.1	1.9	1,666.0

Comprehensive income/loss for the year:
Net profit/(loss) for the year	—	—	—	—	—	—	612.5	612.5	-1.0	611.5
Other comprehensive income/(loss) for the year ²⁾	—	—	—	-12.7	-0.4	—	-0.1	-13.2	-0.1	-13.3
Tax on other comprehensive income	—	—	—	2.6	—	—	—	2.6	—	2.6
Total comprehensive income/(loss) for the year	—	—	—	-10.1	-0.4	—	612.4	601.9	-1.1	600.8

Capital increase ³⁾	0.1	331.6	—	—	—	—	—	331.7	—	331.7
Transaction costs of capital increase	—	-0.6	—	—	—	—	—	-0.6	—	-0.6
Capital reduction ⁴⁾	—	-320.0	—	—	—	320.0	—	—	—	—
Share-based compensation	—	—	—	—	—	—	30.2	30.2	—	30.2
Dividends paid	—	—	—	—	—	—	-553.3	-553.3	—	-553.3
Total changes in equity 2024	0.1	11.0	—	-10.1	-0.4	320.0	89.3	409.9	-1.1	408.8

Equity as of December 31, 2024	1.0	271.0	-4.2	15.5	-0.8	320.0	1,471.5	2,074.0	0.8	2,074.8

Consolidated Statement of Changes in Equity
January 01 - December 31, 2025

USDm	Common shares	Share premium	Treasury shares ¹⁾	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total
Equity as of January 01, 2025	1.0	271.0	-4.2	15.5	-0.8	320.0	1,471.5	2,074.0	0.8	2,074.8

Comprehensive income/(loss) for the year:
Net profit/(loss) for the year	—	—	—	—	—	—	285.3	285.3	0.7	286.0
Other comprehensive income/ (loss) for the year ²⁾	—	—	—	-12.8	0.6	—	—	-12.2	0.3	-11.9
Tax on other comprehensive income	—	—	—	3.9	—	—	—	3.9	—	3.9
Total comprehensive income/(loss) for the year	—	—	—	-8.9	0.6	—	285.3	277.0	1.0	278.0

Capital increases ³⁾	—	19.3	—	—	—	—	—	19.3	—	19.3
Transaction costs of capital increase	—	-0.1	—	—	—	—	—	-0.1	—	-0.1
Capital reduction ⁵⁾	—	-180.0	—	—	—	180.0	—	—	—	—
Treasury share cancellation ¹⁾	—	—	4.2	—	—	-4.2	—	—	—	—
Share-based compensation	—	—	—	—	—	—	34.1	34.1	—	34.1
Dividends paid	—	—	—	—	—	-199.7	—	-199.7	—	-199.7
Total changes in equity 2025	—	-160.8	4.2	-8.9	0.6	-23.9	319.4	130.6	1.0	131.6

Transactions with non-controlling interests	—	—	—	—	—	—	-2.0	-2.0	-1.8	-3.8
Equity as of December 31, 2025	1.0	110.2	—	6.6	-0.2	296.1	1,788.9	2,202.6	—	2,202.6
1) Please refer to Note 17 for further information on treasury shares.
2) Please refer to "Consolidated Statement of Comprehensive Income".
3) Please refer to Note 17 for further information on capital increases during the year.
4) The Share premium reserve was reduced by $320.0m, as decided at the Annual General Meeting on April 11, 2024 and subsequently approved by the court, in order to create additional distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) potential share buybacks should it be desirable to do so.
5) The Share premium reserve was reduced by $180.0m, as decided at the Annual General Meeting on April 16, 2025 and subsequently approved by the court, in order to create additional distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) potential share buybacks should it be desirable to do so.

Consolidated Cash Flow Statement
January 01 - December 31, 2025

USDm	Note	2025	2024	2023
Cash flow from operating activities
Net profit for the year		286.0	611.5	648.0

Adjustments:
Profit from sale of vessels		(19.0)	(51.3)	(50.4)
Depreciation and amortization	9,10	214.5	192.0	149.3
Financial income	7	(13.3)	(24.8)	(14.3)
Financial expenses	7	74.4	74.1	60.9
Tax expenses/(income)	8	9.2	(2.0)	4.0
Other non-cash movements	28	41.4	22.9	14.5

Interest received and realized exchange gains		11.9	24.8	14.3
Interest paid and realized exchange losses		(70.0)	(66.9)	(66.0)
Income taxes paid		(2.7)	(1.3)	(3.1)
Change in inventories, receivables and payables, etc.	28	(33.5)	47.8	47.8

Net cash flow from operating activities		498.9	826.8	805.0

USDm	Note	2025	2024	2023
Cash flow from investing activities
Investment in tangible fixed assets ¹⁾		(308.5)	(582.4)	(509.7)
Investment in intangible fixed assets		(1.8)	(1.1)	(0.6)
Sale of tangible fixed assets	27	143.8	130.6	166.4
Change in restricted cash		13.9	10.8	(26.7)

Net cash flow from investing activities		(152.6)	(442.1)	(370.6)

Cash flow from financing activities
Proceeds, borrowings	19	338.0	419.4	676.4
Repayment, borrowings	19	(567.7)	(256.3)	(585.4)
Vessel lease extinguishment prepayment		(29.1)	—	—
Dividends paid		(199.7)	(553.3)	(586.4)
Capital increase ¹⁾	17	2.3	12.5	6.2
Transaction costs share issue		(0.1)	(0.6)	(0.2)
Transactions with non-controlling interests		(3.8)	—	—

Net cash flow from financing activities		(460.1)	(378.3)	(489.4)

Net cash flow from operating, investing, and financing activities		(113.8)	6.4	(55.0)

Cash and cash equivalents as of January 01		271.9	265.5	320.5

Cash and cash equivalents as of December 31		158.1	271.9	265.5

Restricted cash as of December 31	31	5.4	19.3	30.1
Cash and cash equivalents, including restricted cash as of December 31		163.5	291.2	295.6
1) In 2025, capital increase amounted to $19.3m (2024: $331.7m, 2023: $92.7m) including a $17.0m (2024: $319.2m, 2023: $86.5m)
non-cash share issues in relation to the acquisition of one (2024: nineteen, 2023: five) vessels. Please refer to Note 18 for further reference.

Notes to the consolidated financial statements

NOTE 1 – ACCOUNTING POLICIES, CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
Overview of Business
TORM plc is a shipping company that primarily owns and operates a fleet of product tankers and is engaged in the marine engineering industry. TORM plc is a public company limited by shares and is incorporated in England and Wales. Its registered number is
09818726, and its registered address is 4th Floor, 120 Cannon Street, London, EC4N 6AS, United Kingdom (“UK”) .Unless otherwise indicated, the terms “TORM plc” and “Parent Company” refers solely to TORM plc and the terms “we”, “us”, “our”, the ”Company”, and the “Group” refer to TORM plc and its consolidated subsidiaries which include TORM A/S.
TORM plc is listed on Nasdaq in Copenhagen, Denmark, under the symbol “TRMD A”, on Nasdaq in New York, the United States, under the symbol “TRMD”, as well as having bonds listed on Oslo Stock Exchange, Norway.
Basis of Preparation
The consolidated financial statements of the Group have been prepared in accordance with UK-adopted International Accounting
Standards (“UK-adopted IAS”) and with the provisions of the Companies Act 2006. The consolidated financial statements are also prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”)
and IFRS as adopted by the European Union (“EU”), as applied to financial periods beginning on or after January 01, 2025 and additional disclosure requirements for listed companies (class D) in accordance with the Danish Financial Statements Act.
The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention, except where fair value accounting is specifically required by IFRS.
The functional currency of the Company is USD, and the Company applies USD as the presentation currency in the preparation of the consolidated financial statements.
Going Concern
As of 31 December 2025, TORM’s available liquidity including undrawn and committed facilities was USD 562.3m, including a total cash position of USD 163.5m (including restricted cash of USD 5.4m). TORM’s net interest-bearing debt was USD 848.4m, and the net loan-to-value ratio was 29.4% (Tanker segment only). Further information on TORM’s objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in financial statement Note 24.
TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet the forecasted cash requirements and loan commitments, and to monitor compliance with the financial covenants in its loan facilities, details available in financial statement Note 2.
A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risks and trade disputes. TORM’s base case assumes that these dynamics will persist. TORM monitors the general development in the geopolitical situation and potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits. The principle risks and uncertainties facing TORM are set out on pages 14 - 17 in the Annual Report 2025.
In addition to the base case, TORM has developed a reverse stress case. The reverse stress case covers the lowest TCE rate that only just meets the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities’ minimum-security values in the period. In the reverse stress case, with TCE rates significantly below the lowest rolling four-quarter average observed since 2000 on each vessel class basis accompanied by a corresponding decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the going concern period.
The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for the period until 31 March 2027. Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue in operation and comply with our financial covenants for the period until 31 March 2027. Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.

NOTE 1 – continued
Adoption of New or Amended IFRS Standards
IASB has issued a number of new or amended accounting standards (IFRS) and interpretations (IFRIC). TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK and the EU in the consolidated financial statements for
2025:
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability
For the new standards and amendments, it is assessed that application of these effective on January 01, 2025 has not had any accounting or disclosure impact on the consolidated financial statements in 2025.
The below have been issued by the IASB and adopted by the UK and the EU but have not yet come into effect for consolidated financial statements of
Annual Improvements to IFRS Accounting Standards - Volume 11 (January 2026
Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments (January 2026)
Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature dependent Electricity (January 2026)
IFRS 18 Presentation and Disclosure in Financial Statements (January 2027)
The below have been issued by the IASB and not yet adopted by the UK and the EU and not yet come into effect:
•IFRS 19 Subsidiaries without Public Accountability: Disclosures (January 2027)
•IFRS 10 and IAS 28 (amendments) Sale or Contribution of Assets between an Investor and its Associate or Joint Venture issued in
September 2014 (deferred indefinitely)
TORM has assessed the accounting standards and interpretations above and TORM does not expect the new standards to have any material impact on neither TORM’s figures nor the disclosures, except IFRS 18.
IFRS 18 introduces new requirements for presentation within the consolidated income statement, including specified totals and subtotals. Furthermore, it is required to classify all income and expenses within the consolidated income statement into one of five categories: operating, investing, financing, income taxes and discontinued operations.
The standard also requires disclosure of management-defined performance measures, subtotals of income and expenses, which will have a limited impact as TORM already disclose alternative performance measures.
TORM expects only limited impact from IFRS 18 on the consolidated income statement primarily related to reclassification of interest income from cash and cash equivalents, certain financial expenses and exchange rate differences into the respective operating and investing categories of the consolidated income statement with a similar impact on the consolidated cash flow statement from these items.
In addition, financial items arising from financing facilities will be reclassified into the financing activities of the consolidated cash flow statement.

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
•Intangible assets
•Tangible fixed assets
•Leasing
•Impairment
•Inventories
•Financial items
•Trade receivables
•Tax
•Other liabilities
•Borrowings
•Derivative financial instruments
•Earnings per share
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
Critical Accounting Estimates and Judgments
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
The Management also makes various accounting judgments in the preparation of the consolidated financial statements which can affect the amounts recognized.
Judgments
The Management has assessed that TORM has two cash-generating units (CGUs), being the Tanker Fleet and the Marine Engineering cash-generating units. The Tanker Fleet is comprised of TORM’s LR1, LR2 and MR vessels, which are largely interchangeable, and the cash flows generated by them are interdependent. These vessels are operated via the One TORM platform collectively as a combined internal pool, employed principally in the spot market, and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications and the price of transport rather than vessel class. Given the technical specifications and capacity of vessels, the Tanker Fleet is relatively homogenous with a very high degree of interoperability. All vessels in the Tanker Fleet can handle multiple sizes of cargo and sail all seas and oceans, over both shorter and long distances. The Tanker Fleet is monitored and managed on an aggregated level as one pool, i.e. each vessel or vessel class does not generate cash inflows which are largely independent of those from other vessels or vessel classes. The MR vessels acquired in prior years with chemical trading capability are operated as all other product tanker vessels and thus included in the Tanker Fleet CGU.

NOTE 1 – continued
In addition, the activities within the Marine Engineering segment represent a single CGU because cash inflows are generated independent of the cash inflows from the Tanker Fleet from serving the existing external customer base of the Marine Engineering segment.
Estimates
Carrying amounts of vessels
The Company evaluates the carrying amounts of the vessels to determine if events have occurred which would require a modification of their carrying amounts. The recoverable amount of vessels is reviewed based on events or changes in circumstances which would indicate that the carrying amount of its vessels might not be recoverable.
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

NOTE 2 – LIQUIDITY, CAPITAL RESOURCES AND SUBSEQUENT EVENTS
Liquidity and Capital Resources
As of December 31, 2025, TORM’s cash and cash equivalents, including restricted cash totaled $163.5m (2024: $291.2m, 2023:
$295.6m), and undrawn and committed credit facilities as listed below amounted to $398.8m (2024: $323.6m, 2023: $342.5m).
TORM has the following debt facilities as of December 31, 2025.

Debt Facility	Maturity	Outstanding amount 2025 (USDm)	Outstanding amount 2024 (USDm)	Outstanding amount 2023 (USDm)
Senior Unsecured Bonds	2029	200.0	200.0	—
Syndicated Facilities 2023	Repaid	—	160.0	224.0
Syndicated Facilities 2025	2030	248.1	—	—
Danish Ship Finance Facility 2020	2031	211.0	245.6	192.6
ING Facility 2023	2029	44.8	51.4	57.9
HCOB Facility 2023	Repaid	—	—	31.2
HCOB Facility 2024	2031	43.8	87.5	—
KfW Facility 2019	2032	28.8	31.8	34.8
Credit Agricole Facility 2025	2031	68.6	—	—
Other credit facilities	2026	3.0	1.8	4.8
Total		848.1	778.1	545.3
In 2025, TORM signed an Amendment and Restatement of the Syndicated Facilities agreement whereby the existing vessels were refinanced and the company received commitment to finance additional 17 vessels that were previously leased and being repurchased.
Until the end of 2025, ten out of the 17 vessels were redelivered to TORM and utilized in this facility. The new Syndicated Facilities agreement has an extension option until 2031 that can be exercised in 2026. In 2025, TORM also signed a new facility agreement with
Credit Agricole to finance five vessels that were previously leased and being repurchased. Until the end of 2025, four out of the five vessels were redelivered to TORM and utilized in this facility. In addition to the scheduled repayments, TORM made repayments to
HCOB and reduced the facility due to the sale of older vessels. As of 31 December 2025, the scheduled minimum payments on mortgage debt and bank loans in 2026 amount to USD128.2m.
TORM has the following undrawn facilities as of December 31, 2025.

Undrawn Facility	Maturity	Undrawn amount 2025 (USDm)	Undrawn amount 2024 (USDm)	Undrawn amount 2023 (USDm)
Syndicated Facilities 2025 - RCF	2030	285.0	—	—
Credit Agricole Facility 2025 - RCF	2031	68.6	—	—
HCOB Facility 2024 - RCF	2031	45.2	74.1	—
Syndicated Facilities 2023 - RCF	Cancelled	—	100.0	100.0
Syndicated Facilities 2024 - RCF	Cancelled	—	149.5	—
HCOB Facility 2023 - RCF	Cancelled	—	—	24.9
DSF Additional Facility	Cancelled	—	—	52.6
Syndicated Bridge to Bond Facility	Cancelled	—	—	165.0
Total		398.8	323.6	342.5
In 2025, TORM combined the Syndicated 2023 RCF and the Syndicated 2024 RCF into one revolving credit facility as part of the
Amendment and Restatement of the Syndicated Facilities. TORM also has a new revolving credit facility with Credit Agricole as part of the new facility agreement. The amount of this revolving credit facility will increase following the refinancing on the last vessel in
January 2026. During 2025, the revolving credit facility with HCOB was reduced due to sold vessels.

NOTE 2 – continued

Lease Facility	Maturity	Outstanding amount 2025 (USDm)	Outstanding amount 2024 (USDm)	Outstanding amount 2023 (USDm)
Bocomm Leasing Facilities 2019-2021	2026	28.9	135.6	148.9
Springliner Leases	2026	21.9	25.0	27.9
China Development Bank Financial Leasing	Repaid	—	136.5	149.0
China Merchant Bank Financial Leasing	2026	106.7	159.5	195.8
Total		157.5	456.6	521.6
In 2025, TORM exercised purchase options on 22 vessels and financed 14 vessels delivered within the year with mortgage debt. TORM repurchased nine vessels from China Development Bank Financial Leasing and one from China Merchant Bank Financial Leasing. In
2025, TORM repurchased four out of five vessels from Bocomm Leasing.
TORM manages its capital structure for the Group as a whole in order to support our spot-based vessel employment profile. This is done through a conservative leverage, a strong liquidity position and limited off-balance sheet commitments. TORM continously stress tests the capital structure and liquidity position as well as prepares cash flow forecasts to make sure the capital structure remains robust to potential risks. Besides the liquidity position, the main considerations are loan-to-value ratio, Distribution Policy, CAPEX commitments, terms and sources of funding vessel investments, hedging of financial market risks and fleet employment strategy, hereunder entering into FFA contracts.
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
Financial covenants should be complied with on a daily basis, and is reported to counterparties on a quarterly basis. During 2025, 2024 and 2023, TORM did not have any covenant breaches, and the Management has assessed that a covenant breach in the near future is remote. Please refer to Note 19 for further information on facilities with financial covenants.
Subsequent Events
On 06 January 2026, Hafnia Limited completed the previously announced purchase of approximately 14.2 million TORM A-shares, representing 13.97% of the Company’s issued share capital at 31 December 2025. Following the transaction, and as Oaktree’s shareholding had fallen below one third of the issued A-shares prior to completion, the special governance rights attached to the
Company’s B-share and C-share lapsed in accordance with the Articles of Association, and both shares were formally redeemed in early
January 2026. These events occurred after the reporting date and do not give rise to adjustments to the consolidated financial statements for the year ended 31 December 2025.
In January 2026, TORM delivered TORM Maren, which was held for sale as at 31 December 2025, to new owners.
In January and February 2026, TORM Houston and TORM Emilie were repurchased from sale-and-leaseback owners following the exercise of purchase options called by TORM in the end of 2025. The remaining six vessels for which purchase options were also called in the end of 2025 will be repurchased from sale-and-leaseback owners during the remaining part of the first half of 2026.
During January and February 2026, TORM took delivery of one 2018-build MR vessel, TORM Fortune, and one 2016-build LR2 vessel, TORM Helga.
In January 2026, TORM made an amendment and restatement to the Syndicate Facilities 2025 to finance eight vessel acquisitions entered into during the second half of 2025, increasing the total commitment by USD 158.9m. As of the date of this report, drawdowns have been made for seven of the eight vessel. The maturity of the Syndicate Facilities 2025 remains unchanged.
TORM’s Board of Directors has on the date of this report declared an interim dividend for the fourth quarter 2025 of USD0.70 per share to be paid to shareholders corresponding to an expected total dividend payment of USD70.9m. The distribution for the quarter is equivalent to 82% of net profit and reflects the Distribution Policy. The payment date is 25 March 2026 to all shareholders on record as of 12 March 2026, and the ex-dividend date is 11 March 2026 for the shares listed on Nasdaq OMX Copenhagen and 12 March 2026 for the shares listed on Nasdaq New York. The dividends have not been recognized as liabilities as at 31 December 2025 and there are no tax consequences.

NOTE 3 – SEGMENT
Segment Reporting - Consolidated Income Statement

USDm	2025				2024				2023
	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
Revenue	1,314.2	37.2	(11.9)	1,339.5	1,544.0	29.6	(14.4)	1,559.2	1,491.4	48.0	(19.0)	1,520.4
Port expenses, bunkers, and commissions	(404.5)	—	—	(404.5)	(409.2)	—	—	(409.2)	(407.6)	—	—	(407.6)
Other cost of goods and services sold	—	(24.6)	7.5	(17.1)	—	(18.5)	9.2	(9.3)	—	(36.6)	13.9	(22.7)
Operating expenses	(253.1)	—	0.7	(252.4)	(245.6)	—	0.5	(245.1)	(216.4)	—	0.4	(216.0)
Profit from sale of vessels	17.8	—	1.2	19.0	51.3	—	—	51.3	50.4	—	—	50.4
Administrative expenses	(106.5)	(7.3)	—	(113.8)	(87.9)	(7.7)	—	(95.6)	(76.5)	(6.4)	—	(82.9)
Other operating income and expenses	—	0.1	—	0.1	(0.6)	0.1	—	(0.5)	6.0	0.3	—	6.3
Depreciation and amortization	(213.5)	(1.0)	—	(214.5)	(191.2)	(0.8)	—	(192.0)	(148.2)	(1.1)	—	(149.3)

Operating profit (EBIT)	354.4	4.4	(2.5)	356.3	660.8	2.7	(4.7)	658.8	699.1	4.2	(4.7)	698.6

Financial income	13.1	0.2	—	13.3	24.7	0.1	—	24.8	14.3	—	—	14.3
Financial expenses	(74.2)	(0.2)	—	(74.4)	(73.9)	(0.2)	—	(74.1)	(60.5)	(0.4)	—	(60.9)

Profit before tax	293.3	4.4	(2.5)	295.2	611.6	2.6	(4.7)	609.5	652.9	3.8	(4.7)	652.0

Tax	(8.5)	(0.7)	—	(9.2)	2.5	(0.5)	—	2.0	(4.0)	—	—	(4.0)

Net profit for the year	284.8	3.7	(2.5)	286.0	614.1	2.1	(4.7)	611.5	648.9	3.8	(4.7)	648.0
The eliminations above represent revenue and other costs of goods and services sold from the installation of scrubbers and related services performed by the Marine Engineering entities on tanker vessels within the Tanker segment. All revenue from the Tanker segment is derived from external customers.

NOTE 3 – continued

USDm	2025	2024	2023
Geographical allocation of revenue
UK	68.7	88.9	88.0
All other countries	1,270.8	1,470.3	1,432.4
Total	1,339.5	1,559.2	1,520.4
Below is presented the countries contributing more than 10% of TORM's revenue.

Countries contributing more than 10% of TORM's revenue	2025		2024		2023
	USDm	% of total	USDm	% of total	USDm	% of total
Switzerland	205.4	15.3%	264.3	17.0%	242.5	16.0%
United States	199.1	14.9%	243.1	15.6%	182.7	12.0%
United Arab Emirates	—	—%	160.5	10.3%	—	—%
Revenue is allocated to countries based on the customer’s ultimate parent domicile.

NOTE 3 – continued
Segment Reporting - Consolidated Balance Sheet

USDm	2025				2024				2023
	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
ASSETS
Intangible assets
Goodwill	—	1.8	—	1.8	—	1.7	—	1.7	—	1.8	—	1.8
Other intangible assets	1.6	2.4	—	4.0	1.1	0.9	—	2.0	0.9	0.9	—	1.8
Total intangible assets	1.6	4.2	—	5.8	1.1	2.6	—	3.7	0.9	2.7	—	3.6
Tangible fixed assets
Land and buildings	7.7	2.0	—	9.7	8.1	—	—	8.1	4.9	0.6	—	5.5
Vessels and capitalized dry-docking	2,806.8	—	(14.6)	2,792.2	2,843.9	—	(17.2)	2,826.7	2,081.7	—	(11.5)	2,070.2
Prepayments on vessels	14.1	—	—	14.1	—	—	—	—	86.0	—	—	86.0
Other non-current assets under construction	—	3.4	—	3.4	—	4.8	(0.2)	4.6	—	4.5	(0.3)	4.2
Other plant and operating equipment	1.4	1.1	—	2.5	2.1	1.2	—	3.3	3.3	1.1	—	4.4
Total tangible fixed assets	2,830.0	6.5	(14.6)	2,821.9	2,854.1	6.0	(17.4)	2,842.7	2,175.9	6.2	(11.8)	2,170.3
Financial assets
Investments in joint ventures	—	—	—	—	0.1	—	—	0.1	0.1	—	—	0.1
Loan receivables	4.4	—	—	4.4	4.5	—	—	4.5	4.5	—	—	4.5
Deferred tax asset	0.3	—	—	0.3	3.1	—	—	3.1	0.4	—	—	0.4
Other investments	2.7	—	—	2.7	0.2	—	—	0.2	—	—	—	—
Total financial assets	7.4	—	—	7.4	7.9	—	—	7.9	5.0	—	—	5.0
Total non-current assets	2,839.0	10.7	(14.6)	2,835.1	2,863.1	8.6	(17.4)	2,854.3	2,181.8	8.9	(11.8)	2,178.9
Inventories	63.8	2.7	—	66.5	62.6	5.8	—	68.4	58.0	3.7	—	61.7
Trade receivables	209.8	4.9	—	214.7	179.1	4.8	—	183.9	206.2	5.0	(0.2)	211.0
Other receivables	16.9	6.8	—	23.7	54.7	4.9	—	59.6	58.8	1.7	—	60.5
Prepayments	38.4	0.7	—	39.1	11.6	0.6	—	12.2	10.7	4.5	—	15.2
Cash and cash equivalents incl. restricted cash	155.6	7.9	—	163.5	284.9	6.3	—	291.2	290.7	4.9	—	295.6
Current assets excluding assets held for sale	484.5	23.0	—	507.5	592.9	22.4	—	615.3	624.4	19.8	(0.2)	644.0
Assets held for sale	24.4	—	—	24.4	—	—	—	—	47.2	—	—	47.2
Total current assets	508.9	23.0	—	531.9	592.9	22.4	—	615.3	671.6	19.8	(0.2)	691.2
TOTAL ASSETS	3,347.9	33.7	(14.6)	3,367.0	3,456.0	31.0	(17.4)	3,469.6	2,853.4	28.7	(12.0)	2,870.1

NOTE 3 – continued
Segment Reporting - Consolidated Balance Sheet

USDm	2025				2024				2023
	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
EQUITY AND LIABILITIES
Total equity	2,196.5	18.4	(12.3)	2,202.6	2,072.9	11.7	(9.8)	2,074.8	1,661.3	9.9	(5.2)	1,666.0

Liabilities
NON-CURRENT LIABILITIES
Non-current tax liability related to held-over gains	45.2	—	—	45.2	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	—	0.2	—	0.2	—	0.3	—	0.3	3.3	0.3	—	3.6
Borrowings	712.8	1.5	—	714.3	1,060.8	0.2	—	1,061.0	884.0	2.9	—	886.9
Other non-current liabilities	2.7	0.6	—	3.3	2.3	0.6	—	2.9	2.2	0.8	—	3.0
Total non-current liabilities	760.7	2.3	—	763.0	1,108.3	1.1	—	1,109.4	934.7	4.0	—	938.7
CURRENT LIABILITIES
Borrowings	285.2	3.6	—	288.8	163.5	1.8	—	165.3	169.7	3.0	—	172.7
Trade payables	38.8	2.2	—	41.0	46.2	3.8	—	50.0	39.6	3.4	—	43.0
Current tax liabilities	0.1	0.2	—	0.3	0.4	0.3	—	0.7	0.6	—	—	0.6
Other liabilities	66.6	1.7	—	68.3	60.7	0.6	—	61.3	44.8	0.5	(0.1)	45.2
Provisions	—	0.7	—	0.7	—	0.6	—	0.6	—	0.6	—	0.6
Prepayments from customers	—	4.6	(2.3)	2.3	4.0	11.1	(7.6)	7.5	2.7	7.3	(6.7)	3.3
Total current liabilities	390.7	13.0	(2.3)	401.4	274.8	18.2	(7.6)	285.4	257.4	14.8	(6.8)	265.4
Total liabilities	1,151.4	15.3	(2.3)	1,164.4	1,383.1	19.3	(7.6)	1,394.8	1,192.1	18.8	(6.8)	1,204.1
TOTAL EQUITY AND LIABILITIES	3,347.9	33.7	(14.6)	3,367.0	3,456.0	31.0	(17.4)	3,469.6	2,853.4	28.7	(12.0)	2,870.1
Non-current asset additions during the year:
Goodwill	—	—	—	—	—	—	—	—	—	—	—	—
Other intangible assets	0.9	1.7	—	2.6	0.5	0.5	—	1.0	0.6	—	—	0.6
Land and buildings	2.1	2.4	—	4.5	5.6	—	—	5.6	4.4	—	—	4.4
Vessels and capitalized dry-docking	297.0	—	1.4	298.4	798.5	—	(5.8)	792.7	520.4	—	(4.0)	516.4
Prepayments on vessels	17.5	—	—	17.5	111.5	—	—	111.5	86.0	—	—	86.0
Other non-current assets under construction	—	—	—	—	—	0.4	(0.2)	0.2	—	4.5	(0.3)	4.2
Other plant and operating equipment	0.8	0.2	—	1.0	0.7	0.6	—	1.3	1.1	0.2	—	1.3
Total non-current asset additions	318.3	4.3	1.4	324.0	916.8	1.5	(6.0)	912.3	612.5	4.7	(4.3)	612.9

NOTE 3 – continued
The Company’s non-current assets are based on domicile of the legal entity ownership in the following countries:

USDm	2025	2024	2023
UK	499.0	357.2	0.2
Denmark	1,411.1	1,604.2	1,746.6
Singapore	835.8	799.7	336.7
USA	76.8	76.0	79.8
Other countries	7.7	9.7	10.6
Non-current assets	2,830.4	2,846.8	2,173.9
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
segment are not provided.

NOTE 4 – REVENUE FROM CONTRACTS WITH CUSTOMERS

USDm	2025	2024	2023
Disaggregation of revenue
Transportation of oil products and chemicals	1,314.2	1,544.0	1,491.4
Scrubbers and related services	18.7	9.1	21.7
Welding and mounting	4.3	4.9	5.3
Others	2.3	1.2	2.0
Total revenue	1,339.5	1,559.2	1,520.4
Tanker segment	1,314.2	1,544.0	1,491.4
Marine Engineering segment	37.2	29.6	48.0
Intersegment elimination	(11.9)	(14.4)	(19.0)
Total revenue	1,339.5	1,559.2	1,520.4

USDm	2025	2024	2023
Customer contract balances
Trade receivables	214.7	183.9	211.0
Customer contract assets¹⁾	1.6	2.4	2.5
Customer contract liabilities²⁾	(2.3)	(7.5)	(3.4)
Total	214.0	178.8	210.1
1) Recognized in prepayments.
2) Recognized in prepayments from customers.
Refer to Note 14 for further information on trade receivables. Customer contract assets primarily relate to prepaid voyage expenses until the cargo load date. During the year, $2.4m was recognized relating to customer contracts entered in 2024 (2024: $2.5m relating to
2023, 2023: $3.0m relating to 2022). Customer contract liabilities primarily relate to prepaid charter hire and prepayments received by customers in connection with scrubber installations. The change in customer contract liabilities during the year is primarily caused by a change in prepaid charter hire of $4.0m.
Accounting policies
Revenue
Income is recognized in the income statement when:
•The income generating activities have been carried out on the basis of a binding agreement
•The income can be measured reliably
•It is probable that the economic benefits associated with the transaction will flow to the Company
Revenue comprises freight, charter hire, and demurrage revenue from the vessels as well as Marine Engineering revenue. Revenue is recognized when or as performance obligations are satisfied by transferring services to the customer, i.e. over time, provided that the stage of completion can be measured reliably. Revenue is measured as the consideration that the Group expects to be entitled to. Freight revenue including charter hire and demurrage (and related voyage costs) are recognized in the income statement according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge). The completion is determined using the load-to-
discharge method based on the percentage of the estimated duration of the voyage completed at the reporting date because the customer receives the benefit during the voyage as it is provided.
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

NOTE 5 – STAFF COSTS
Employee Information
Staff costs included in operating expenses relate to the 105 seafarers employed under Danish contracts (2024: 109, 2023:105).
The average number of employees is calculated as a full-time equivalent (FTE).
The Executive Director is, in the event of termination by the Company, entitled to a severance payment of up to 12 months' salary.

USDm	2025	2024	2023
Total staff costs
Staff costs included in operating expenses	9.9	9.6	8.6
Staff costs included in administrative expenses	87.4	77.3	69.3
Total	97.3	86.9	77.9

Staff costs comprise the following
Wages and salaries	55.3	47.3	46.9
Share-based compensation	34.1	30.3	23.0
Pension costs	4.7	4.2	3.8
Other social security costs	0.6	0.4	1.4
Other staff costs	2.6	4.7	2.8
Total	97.3	86.9	77.9

Average number of permanent employees
Seafarers	105	109	105
Land-based	529	498	468
Total	634	607	573
At the end of 2025 TORM has a pool of 3,804 (2024: 3,677, 2023: 3,271) seafarers.
The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts in 2025 was 1,753 (2024: 1,721, 2023: 1,625).
Total seafarers’ costs in 2025 were $148.7m (2024: $141.4m, 2023: $127.1m), which is included in “Operating expenses” of which
$138.8m (2024: $131.8m, 2023: $118.5m) pertains to cost for seafarers on board vessels on short term contracts and $9.9m (2024:
$9.6m, 2023: $8.6m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.

USD '000	2025	2024	2023
Non-Executive Board and Committee remuneration, short term
Christopher H. Boehringer	231	212	214
David N. Weinstein	257	217	219
Göran Trapp	200	163	164
Annette Malm Justad	229	163	164
Total	917	755	761

NOTE 5 – continued
Executive Management

USD '000	Salary	Taxable benefits	Annual performance bonus	Share-based payment	Total
Executive Management remuneration
Jacob Meldgaard
2023, TORM A/S¹⁾	1,119	40	1,277	—	2,436
2023, TORM plc¹⁾	77	—	—	4,383	4,460
2024, TORM A/S¹⁾	1,141	40	1,233	—	2,414
2024, TORM plc¹⁾	76	—	—	5,530	5,606
2025, TORM A/S¹⁾	1,233	42	1,393	—	2,668
2025, TORM plc¹⁾	80	—	—	6,574	6,654
1) Paid by legal entity as noted.
Senior Management Team
The aggregated compensation expensed by the Group to the three (2024: three, 2023: three) other members of the Senior Management
Team in 2025 (excluding CEO Jacob Meldgaard) was $10.5m (2024: $9.5m, 2023: $7.5m), which includes an aggregate of $0.2m
(2024: $0.1m, 2023: $0.1m) allocated for pensions (defined contribution plans) and share-based payment of $8.2m (2023: $7.5m, 2022:
$6.0m) for these individuals.
LTIP element of CEO Jacob Meldgaard's remuneration package:

	Retention	Ordinary	Ordinary	Ordinary	Retention
Grant Date	Sep 23, 2025	Mar 06, 2025	Mar 07, 2024	Mar 29, 2023	Mar 29, 2023
RSU LTIP grant¹⁾	500,000	255,200	255,200	255,200	300,000
Exercise price per share	$0.01	DKK 162.38	DKK 258.40	DKK 220.60	$0.01
RSU grant value assuming 100% vesting	$9.1m	$0.7m	$1.9m	$2.5m	$10.7m
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
Refer to Long-Term Incentive Program – restricted share units granted to the Executive Director in the remuneration report of the
Annual Report 2025 for further information. RSUs granted to the CEO vest in equal installments over three years.

NOTE 5 – continued
Vested RSUs may be exercised for a period of 360 days from each vesting date. Details of the CEO’s awards and interests in Restricted
Share Units are set out in the remuneration report of the Annual Report 2025.
The single figure remuneration table for the CEO does not include any amounts in relation to the RSU awards as there are no performance conditions associated with this grant of RSUs.
As detailed in announcement no. 9 issued on March 29, 2023, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from January 01, 2024. The exercise price for each RSU is DKK
220.6, corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc’s 2023
Annual Report plus a 15% premium adjusted for the dividend payment related to TORM’s fourth quarter 2022 results. Vested RSUs may be exercised for a period of 360 days from each vesting date. In addition to the RSUs granted above, the CEO is granted a total of
300,000 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these
RSUs is set to one US cent and that all RSUs will vest on March 01, 2026. As stated in Company Announcement No. 21, the Board of
Directors has resolved to accelerate the vesting date to November 07, 2025.
As detailed in announcement no. 9 issued on 7 March 2024, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from 1 January 2025. The exercise price for each RSU is DKK
258.4 corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc’s 2023
Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.
As detailed in announcement no. 2 issued on 6 March 2025, the CEO was granted a total of 255,200 RSUs which will vest in equal amounts over the next three years. The first amount could be exercised from 1 January 2026. The exercise price for each RSU is DKK
162.4 corresponding to the average price of TORM shares in the 90 calendar days preceding the publication of TORM plc’s 2024
Annual Report plus a 15% premium. Vested RSUs may be exercised for a period of 360 days from each vesting date.  In addition to the
RSUs granted above, as detailed in announcement no. 21 issued on 23 September 2025, the CEO is granted a total of 500,000 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one
US cent and that all RSUs will vest on 1 October 2028.
Long-term employee benefit obligations
The obligation comprises an obligation under the incentive programs to deliver Restricted Share Units in TORM plc at a determinable price to the entity's key personnel, including the CEO. The RSUs granted entitle the holder to acquire one TORM A-share.
The program comprises the following number of shares in TORM plc:

Number of shares (1,000)	2025	2024	2023
Outstanding as of January 01	4,456.6	4,417.7	2,424.0
Granted during the period¹⁾	4,597.6	1,506.4	3,136.6
Exercised during the period	(3,263.5)	(1,345.4)	(1,137.6)
Expired/forfeited during the period	(934.2)	(122.1)	(5.3)
Outstanding as of December 31	4,856.5	4,456.6	4,417.7

Exercisable as of December 31	—	—	—
1) Includes additional 1,158,938 (2024: 36,259, 2023: 0) RSUs granted in 2025 to adjust for the impact of dividends on the share price in accordance with the original terms of the grant. No modifications to the terms of the grant in the RSU program have occurred.
In 2023, the Board of Directors agreed to grant a total of 1,248,153 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 220.6. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2023 was determined using the Black-Scholes model and amounts to USD10.8m. The average remaining contractual life for the restricted shares as of 31 December 2023 was 1.5 years and as of 31 December 2024 was 1 year and as of
31 December 2025 was 0.0 years. In addition to the RSUs granted above, the other management is granted a total of 1,333,222 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one
US cent and that all RSUs will vest on 1 March 2026. As stated in Company Announcement No. 21, the Board of Directors has resolved to accelerate the vesting date to 07 November 2025. The fair value of the options in the Additional Retention Program granted in 2023 was determined using the Black-Scholes model and amounts to $40.4m.

In 2024, the Board of Directors agreed to grant a total of 1,214,986 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 258.4. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2024 was determined using the Black-Scholes model and amounts to USD8.1m. The average remaining contractual life for the restricted shares as of 31 December 2024 was  1.5 years and as of 31 December 2025 was 1 year.
In 2025, the Board of Directors agreed to grant a total of 1,326,087 RSUs to other management. The vesting period of the program is three years for key employees. The exercise price is set at DKK 162.38. The exercise period is 360 days from each vesting date. The fair value of the options granted in 2025 was determined using the Black-Scholes model and amounts to USD3.3m. The average remaining contractual life for the restricted shares as of 31 December 2025 is 1.5 years. In addition to the RSUs granted above, the other management is granted a total of 1,293,434 RSUs in the Additional Retention Program on similar terms as outlined above, with the exception that the strike price for these RSUs is set to one US cent and that all RSUs will vest on 1 October 2028. The fair value of the options in the Additional Retention Program granted in 2025 was determined using the Black-Scholes model and amounts to USD
18.7m.
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

NOTE 6 – REMUNERATION TO AUDITORS APPOINTED AT THE PARENT COMPANY’S ANNUAL GENERAL
MEETING
The remuneration of the auditor is required to be presented as follows:

USDm	2025	2024	2023
Audit fees
Fees payable to the Company's auditor for the audit of the Company's annual accounts	1.2	1.2	1.2
Audit of the Company's subsidiaries pursuant to legislation	0.1	0.1	0.1
Total audit fees	1.3	1.3	1.3

Non-audit fees
Audit-related services	0.4	0.5	0.1
Others	0.3	0.5	0.1
Total non-audit fees	0.7	1.0	0.2

Total	2.0	2.3	1.5
Under SEC regulations, the remuneration of the auditor of $2.0m (2024: $2.3m, 2023: $1.5m) is required to be presented as follows:
Audit fees $1.6m (2024: $1.8m, 2023: $1.4m), audit-related fees $0.4m (2024: $0.5m, 2023: $0.1m), tax fees $0.0m (2024: $0.0m,
2023: $0.0m), and all other fees $0.0m (2024: $0.0m, 2023: $0.0m.).
TORM's Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

NOTE 7 – FINANCIAL ITEMS

USDm	2025	2024	2023
Financial income
Interest income from cash and cash equivalents, including restricted cash ¹⁾	11.1	24.5	14.2
Exchange rate adjustments, including gain from forward exchange rate contracts	0.3	—	—
Other financial income	1.9	0.3	0.1
Total	13.3	24.8	14.3

Financial expenses
Interest expenses on borrowings ¹⁾	68.3	69.7	55.6
Financial expenses arising from lease liabilities regarding right-of-use assets	0.8	0.6	0.5
Exchange rate adjustments, including loss from forward exchange rate contracts	—	0.7	0.4
Commitment fee	3.3	1.9	1.3
Amortization of interest rate swaps	1.3	1.7	2.2
Ineffectiveness on interest rate swaps	(0.8)	(1.5)	(2.4)
Other financial expenses	1.5	1.0	3.3
Total	74.4	74.1	60.9

Total financial items	(61.1)	(49.3)	(46.6)
1) Interest for financial assets and liabilities not at fair value through profit and loss.
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
losses from securities, and other financial expenses including payments under interest rate hedge instruments. Interest is recognized in accordance with the accrual basis of accounting considering the effective interest rate.

NOTE 8 – TAX

USDm	2025	2024	2023
Tax on profit for the year
Current tax for the year	1.4	1.0	0.6
Adjustments related to previous years	(0.3)	(1.1)	—
Adjustment of deferred tax	6.7	(3.2)	2.2
Income tax charge for the year	7.8	(3.3)	2.8
Tonnage tax charge for the year	1.4	1.3	1.2
Total	9.2	(2.0)	4.0
The net movement in deferred tax of $6.7m for the year ended December 31, 2025 consists of the reversal of the recognised deferred tax assets on account for corporate interest restriction and carry forward of losses. . TORM has unutilized corporate interest restriction
(CIR) balance of  $22.2m (2024: $3.2m, 2023: $2.1m) and unabsorbed tax losses of $38.7m as on 31 December 2025 (2024: $28.4m,
2023: $21.0m). TORM has not recognised deferred tax assets on $60.9m (2024: $2.2m, 2023: $2.2m) out of unutilized CIR and unabsorbed tax losses of which trading losses of $2.2m (2024: $2.2m, 2023: $2.2m) resulted prior to 2017 that may not be used to offset taxable profit due to a high degree of uncertainty of future taxable profits.
The majority of the Group's taxable income is located in Denmark, and therefore the majority of the tax base is subject to Danish tax legislation. The Group has elected to participate in the Danish, UK and US tonnage tax regime. The Danish and UK tonnage regime participation is binding until 2034.
The Group expects to participate in the tonnage tax regimes after the binding period and, as a minimum, to maintain an investment and activity level equivalent to that at the time of entering the tonnage tax scheme.
Under the different tonnage tax regimes that TORM is subject to, income and expenses from shipping activities are not subject to direct taxation, and accordingly, an effective rate reconciliation has not been provided, as it would not provide any meaningful information.
Instead, the taxable income is calculated from:
•The net tonnage of the vessels used to generate the income from shipping activities
•A rate applicable to the specific net tonnage of the vessels based on a sliding scale
Corporate income tax is primarily levied on the Group’s non-vessel-related activities. The effective tax rate of the Group is 3.2% (2024:
0.3%, 2023: 0.6%). Net deferred tax liability in relation to activities outside the tonnage tax regime amounts to $2.2m.

USDm	2025	2024	2023
Deferred tax assets
Deferred tax assets related to Corporate Interest Restriction	1.0	1.7	0.5
Deferred tax assets related to trading losses	1.0	6.9	5.1
Other temporary differences	0.3	0.4	—
Deferred tax assets before offset	2.3	9.0	5.6

Offset against deferred tax liabilities from Corporate Interest Restriction	(1.0)	—	(0.5)
Offset against deferred tax liabilities from trading losses	(1.0)	—	(4.7)
Offset from tax liabilities	—	(5.9)	—
Deferred tax assets, net as of December 31	0.3	3.1	0.4

Deferred tax liabilities
Deferred tax liabilities arising from changes in equity	2.0	5.9	8.5
Other temporary differences	0.2	0.3	0.3
Deferred tax liabilities before offset	2.2	6.2	8.8

Offset against tax liabilities arising from changes in equity	(2.0)	(5.9)	—
Offset from tax assets	—	—	(5.2)
Deferred tax liabilities in the balance sheet	0.2	0.3	3.6

NOTE 8 – continued
Deferred tax assets and liabilities are offset and reported net where appropriate within territories.
Deferred tax at the balance sheet date have been measured using the appropriate enacted tax rates and are reflected in these financial statements and all deferred tax movements arise from the origination and reversal of temporary differences.
Deferred tax assets are recognized to the extent that the realization of the relaxed tax benefit through future taxable profits is probable.
The deferred tax liability is derived from temporary differences between the accounting and tax values of derivative financial instruments of $2.0m (2024: $5.9m, 2023: $8.5m).

USDm	2025	2024	2023
Non-current tax liability related to held-over gains
Balance as of December 31	45.2	45.2	45.2
The non-current tax liability related to held-over gains is the undiscounted income tax payable calculated on the realized gain on sale of vessels which came from corporate income taxation into the Danish tonnage tax scheme upon initial application in 2001 (the held-over gain reflected in the transition account under the Danish tonnage tax scheme). This tax liability will become payable, in part or in full, if the Danish owned fleet of vessels is significantly or fully disposed of, or if operated to the end of it’s useful life and sold for scrap.
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
As the majority of these companies’ revenue consists of international shipping income, it is assessed that this income will be excluded from the GloBE income with reference to the shipping carve out described in Article 3.3.
TORM has applied the exception in IAS 12 'Income Taxes' to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Based on our fiscal year for 2025, the Group has prepared a preliminary Transitional Country-by-Country Reporting (CbCR) Safe
Harbour assessment concluding that we expect to be eligible for the Transitional CbCR Safe Harbour in a majority of jurisdictions in which we are present. As of December 31, 2025, the calculated top-up tax does not have a material impact on our financial result.

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

NOTE 9 – INTANGIBLE ASSETS

USDm	2025	2024	2023
GOODWILL
Cost:
Balance as of January 01	13.1	13.2	13.2
Exchange rate adjustments	0.1	(0.1)	—
Balance as of December 31	13.2	13.1	13.2

Impairment:
Balance as of January 01	11.4	11.4	11.4
Balance as of December 31	11.4	11.4	11.4
Carrying amount	1.8	1.7	1.8

USDm	2025	2024	2023
OTHER INTANGIBLE ASSETS
Cost:
Balance as of January 01	3.9	2.8	2.3
Exchange rate adjustments	0.3	—	—
Additions	2.6	1.1	0.5
Transfer from other items	5.0	—	—
Disposals	(0.1)	—	—
Balance as of December 31	11.7	3.9	2.8

Amortization:
Balance as of January 01	1.9	1.0	0.4
Amortization for the year	1.5	0.9	0.6
Transfer from other items	4.4	—	—
Disposals	(0.1)	—	—
Balance as of December 31	7.7	1.9	1.0
Carrying amount	4.0	2.0	1.8
The carrying amount of goodwill was allocated to the Marine Enginering cash-generating unit in 2022.
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
Other Intangible Assets
Other intangible assets consist of software and customer list acquired in connection with the Marine Exhaust Technology A/S acquisition. Other intangible assets are measured at cost less accumulated amortization and impairment losses. Other intangible assets are considered as having finite useful lives and are amortized on a straight-line basis over:
•Software: 3 years
•Customer list: 7 years

NOTE 10 – TANGIBLE FIXED ASSETS

USDm	2025	2024	2023
LAND AND BUILDINGS
Cost:
Balance as of January 01	17.6	14.6	12.0
Exchange rate adjustment	(0.1)	(0.2)	(0.2)
Additions	4.5	5.6	4.4
Disposals	(7.5)	(2.4)	(1.6)
Balance as of December 31	14.5	17.6	14.6

Depreciation:
Balance as of January 01	9.5	9.1	8.2
Exchange rate adjustment	—	0.2	—
Disposals	(7.5)	(2.3)	(1.6)
Depreciation for the year	2.8	2.5	2.5
Balance as of December 31	4.8	9.5	9.1

Carrying amount as of December 31	9.7	8.1	5.5

USDm	2025	2024	2023
VESSELS AND CAPITALIZED DRY-DOCKING
Cost:
Balance as of January 01	3,500.9	2,622.1	2,421.2
Additions	298.4	792.7	476.0
Disposals	(29.7)	(20.7)	(31.9)
Transferred from prepayments	3.4	197.5	40.6
Transferred to assets held for sale	(221.9)	(90.7)	(283.8)
Balance as of December 31	3,551.1	3,500.9	2,622.1

Depreciation:
Balance as of January 01	660.6	536.3	543.8
Disposals	(29.7)	(20.7)	(31.9)
Depreciation for the year	209.1	186.7	143.7
Transferred to assets held for sale	(91.7)	(41.7)	(119.3)
Balance as of December 31	748.3	660.6	536.3

Impairment:
Balance as of January 01	13.6	15.6	21.5
Transferred to assets held for sale	(3.0)	(2.0)	(5.9)
Balance as of December 31	10.6	13.6	15.6

Carrying amount as of December 31	2,792.2	2,826.7	2,070.2

NOTE 10 – continued
Included in the carrying amount for “Vessels and capitalized dry-docking” are capitalized dry-docking costs in the amount of $132.8m
(2024: $108.2m, 2023: $75.1m).
Included in the carrying amount for “Vessels and capitalized dry-docking” are vessels on time charter leases (as lessor) in the amount of
$242.1m (2024: $395.5m, 2023: $169.8m). Please refer to Note 22 for expected redelivery of the vessels.
In 2025 TORM took delivery of 1 (2024: 19, 2023: 5) vessel in connection with partly share-based transactions for a total purchase price of $34.0m (2024: $864.5m, 2023: $173.0m). The fair value of the vessels is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers’ primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery.

USDm	2025	2024	2023
PREPAYMENTS ON VESSELS
Cost:
Balance as of January 01	—	86.0	—
Additions	17.5	111.5	126.6
Transferred to vessels	(3.4)	(197.5)	(40.6)
Balance as of December 31	14.1	—	86.0

Carrying amount as of December 31	14.1	—	86.0

USDm	2025	2024	2023
OTHER PLANT AND OPERATING EQUIPMENT
Cost:
Balance as of January 01	5.9	11.2	10.5
Adjustments to prior years	4.0	—	—
Exchange rate adjustment	—	(0.1)	—
Additions	1.0	1.3	1.3
Disposals	(1.5)	(6.5)	(0.6)
Transfers	(5.0)	—	—
Balance as of December 31	4.4	5.9	11.2

Depreciation:
Balance as of January 01	2.6	6.8	4.9
Adjustments to prior years	4.0	—	—
Exchange rate adjustment	—	(0.1)	—
Disposals	(1.4)	(5.9)	(0.6)
Depreciation for the year	1.1	1.8	2.5
Transfers	(4.4)	—	—
Balance as of December 31	1.9	2.6	6.8

Carrying amount as of December 31	2.5	3.3	4.4

NOTE 10 – continued
For information on assets provided as collateral security, please refer to Note 20. Please refer to Note 12 for information on impairment testing.
Accounting Policies
Vessels
Vessels consist of owned vessels and vessels financed via sale and leaseback transactions. Vessels  are measured at cost less accumulated depreciation and accumulated impairment losses. Costs comprise acquisition costs and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expenses incurred during the period of construction. In partly share-based acquisitions, vessels are measured at fair value at the delivery date, where the purchase price is compared to valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels and adjusted if a material difference is identified. All major components of vessels (scrubbers, etc.) except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful life. Different drivers such as TORM’s short and long-term climate targets, the revised IMO’s Green House Gas Strategy, and other new regulation and policies with increased focus on carbon reduction on both short and long-term impact the determination of the estimated useful life. Considering the different drivers, TORM estimates the useful life to be 25 years for newbuildings - in line with previous years and with what is used by other shipowners with comparable tonnage. Depreciation is based on costs less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by the recycling prices per ton. TORM has completed phasing in green recycling prices in the calculation of residual values by applying a weighted average of green recycling and conventional recycling prices, while using a 3-
year average to limit volatility. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements, and TORM’s business plans.
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
•Land and buildings
•Office buildings: Over the shorter of the remaining leasing term and the estimated useful life
•Leasehold improvements: Over the shorter of the remaining leasing term and the estimated useful life
•Other plant and operating equipment:
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
Please refer to Note 10.
As of December 31, 2025, TORM had recognized the following right-of-use assets:

USDm	Land and buildings	Other plant and operating equipment
Cost:
Balance as of January 01, 2025	17.6	1.2
Exchange rate adjustments	(0.1)	0.1
Additions	4.5	0.1
Disposals	(7.5)	(0.1)
Balance as of December 31, 2025	14.5	1.3

Depreciation:
Balance as of January 01, 2025	9.5	0.7
Exchange rate adjustment	—	0.1
Disposals	(7.5)	(0.1)
Depreciation for the year	2.8	0.2
Balance as of December 31, 2025	4.8	0.9

Carrying amount as of December 31, 2025	9.7	0.4

USDm	Land and buildings	Other plant and operating equipment
Cost:
Balance as of January 01, 2024	14.6	1.5
Exchange rate adjustments	(0.2)	—
Additions	5.6	—
Disposals	(2.4)	(0.3)
Balance as of December 31, 2024	17.6	1.2

Depreciation:
Balance as of January 01, 2024	9.1	0.7
Exchange rate adjustments	0.2	—
Disposals	(2.3)	(0.3)
Depreciation for the year	2.5	0.3
Balance as of December 31, 2024	9.5	0.7

Carrying amount as of December 31, 2024	8.1	0.5

NOTE 11 – continued

USDm	Land and buildings	Other plant and operating equipment
Cost:
Balance as of January 01, 2023	12.0	1.3
Exchange rate adjustments	(0.2)	0.1
Additions	4.4	0.1
Disposals	(1.6)	—
Balance as of December 31, 2023	14.6	1.5

Depreciation:
Balance as of January 01, 2023	8.2	0.4
Exchange rate adjustments	—	(0.1)
Disposals	(1.6)	—
Depreciation for the year	2.5	0.4
Balance as of December 31, 2023	9.1	0.7

Carrying amount as of December 31, 2023	5.5	0.8
The table below describes the nature of the Group’s leasing activities by type of right-of-use assets recognized on the balance sheet as of
December 31, 2025:

	Land and buildings		Other plant and operating equipment
No. of right-of-use assets leased	16		7
Range of remaining term	0 - 5	years	0 - 3	years
Average remaining lease term	3.7	years	1.0	years
No. of leases with extension options	11		5
No. of leases with options to purchase	0		0
No. of leases with termination options	9		5
Lease liabilities regarding right-of-use assets are included on the balance sheet under “Borrowings”.

USDm	2025	2024	2023
Maturity analysis - contractual undiscounted cash flow
Less than one year	3.6	3.1	2.9
One to five years	8.4	7.2	4.7
Total undiscounted lease liabilities as of December 31	12.0	10.3	7.6

Lease liabilities included under “Borrowings” as of December 31	10.7	8.6	6.6

Non-current	7.7	6.4	4.1
Current	3.0	2.2	2.5

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
Cash outflow for leases
The total cash outflow for leases amounts to $3.6m (2024: $3.6m, 2023: $3.2m.
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

NOTE 12 – IMPAIRMENT TESTING
The Management of TORM has assessed that TORM has two CGUs being the Tanker Fleet and the Marine Engineering cash-
generating unit.
The Tanker Fleet is comprised of TORM’s LR1, LR2 and MR vessels, which are operated collectively as a combined internal pool, employed principally in the spot market and actively managed to meet the needs of our customers in that market, particularly regarding the location of vessels meeting required specifications. All vessels in the Tanker Fleet can handle multiple sizes of refined oil cargos and sail all seas and oceans, over both short and long distances. Given the technical specifications and capacity of the vessels, the Tanker
Fleet is relatively homogenous with a very high degree of interoperability. The Tanker Fleet includes a few MR vessels with chemical trading capability, which are operated as all other tanker vessels.
The Marine Engineering segment represent a single CGU because cash inflows are generated independent of the cash inflows from the
Tanker Fleet from serving the existing external customer base of the Marine Engineering segment.
Tanker Fleet
As of 31 December 2025 and 31 December 2024, the Management has assessed indicators of impairment that include, but are not limited to, broker vessel values, time charter rates, weighted average cost of capital, any other adverse impacts from current economic, environmental, and geopolitical uncertainty. Vessel values from two internationally recognized shipbrokers were on average 12.8%
(2024: 26.0%) above the carrying value of the vessels in the Tanker Fleet CGU, supporting the carrying amount. Consequently, the
Management did not determine the recoverable amount of the CGU as no indicators were identified.
Generally, fluctuations in product tanker vessel values are driven by shifts in global trade patterns, freight rate volatility, and changes in the effective supply of tankers. Geopolitical events such as sanctions or disruptions to key transit routes can quickly tighten or loosen available tonnage, influencing asset prices. Additionally, movements of vessels between clean product and dirty trades also reshape supply dynamics, creating periods of scarcity or oversupply.
As of December 31, 2023, the assessment of the recoverable amount of the Tanker Fleet was based on the fair value less cost of disposal.

	Recoverable amount			Excess values (recoverable amount less carrying amount) ¹⁾
	2025	2024	2023	2025	2024	2023
CGU	USDm	USDm	USDm	USDm	USDm	USDm
Tanker Fleet ²⁾	N/A	N/A	3,495.0	N/A	N/A	952.1
Total	N/A	N/A	3,495.0	N/A	N/A	952.1
1) Included in the excess value is the outstanding installments for purchased not delivered vessels.
2) No impairment losses and reversals was incurred in 2025, 2024 and 2023.
December 31, 2025 and December 31, 2024
As noted above, the recoverable amount of the Tanker Fleet CGU was not determined as no indicators of impairment were identified.
Additionally, no impairment was recognized during 2025 and 2024 in connection with disposal of individual vessels as set out in Note
10.

NOTE 12 – continued
December 31, 2023
As of December 31, 2023, the assessment of the recoverable amount of the Tanker Fleet is based on the fair value less cost of disposal of the vessels. The recoverable amount of the Tanker Fleet as of December 31, 2023 amounts to $3,495.0m, and is based on the market approach which considers the valuations from two internationally acknowledged shipbrokers with appropriate qualifications and recent experience in the valuation of vessels. The shipbrokers’ primary input is deadweight tonnage, yard, and age of the vessel. The fair value assumes that the vessels are in good and seaworthy condition and with prompt, charter-free delivery. The fair value less costs of disposal of the vessels is determined to be within Level 3 of the fair value hierarchy.
We have assessed the impact from climate changes and the potential adverse impact on vessel values, however, no specific adjustments in this respect have been reflected in the impairment testing of the Tanker Fleet given the recoverable amount has been based on the fair value less costs of disposal. Further discussion can be found in the Audit Committee Report, page 102 and TCFD pages 87-89 in the
Annual Report for 2023. We continue to monitor the development closely, and we continuously work on more specific plans for our ambition to have zero CO2 emissions from operating our fleet by 2050, which may impact our impairment testing in the future.
Based on this review, the Management concluded that as of December 31, 2023 assets within the Tanker Fleet were not impaired as fair value less costs of disposal exceeded the carrying amount by $952.1m.
No impairment was recognized during 2023 in connection with disposal of individual vessels as set out in Note 8 in the Annual Report
2023.
Marine Engineering
The assessment of the recoverable amount of the Marine Engineering cash-generating unit is based on value in use. The result of the impairment test showed an excess value of $20.4m, (2024: $28.6m, 2023: $9.8m). compared to the carrying amount. No impairment of goodwill was recognized.
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

NOTE 13 – INVENTORIES

USDm	2025	2024	2023
Bunkers	41.1	46.1	49.3
Lubeoil	11.0	10.9	8.5
EU Emission Allowances	11.7	5.6	0.2
Other	2.7	5.8	3.7
Balance as of 31 December	66.5	68.4	61.7
During 2025, bunker inventories of $247.2m (2024:$278.2m, 2023: $272.4m) were recognized as an expense in Port expenses, bunkers, commissions, and other cost of goods and services sold.
During 2025, lubeoil inventories of $8.8m (2024: $8.1m, 2023: $7.5m) were recognized as an expense in Operating expenses.
During 2025, EU Emission Allowances inventories of $10.3m (2024: $5.0m, 2023: $0.0m) were recognized as an expense in Port expenses, bunkers, commissions, and other cost of goods and services sold.
During 2025, other inventories of $17.1m (2024: $9.3m, 2023: $22.7m were recognized as an expense in Port expenses, bunkers, commissions, and other cost of goods and services sold.
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
As these allowances are utilized during the voyage, the carrying amount of these allowances are recognized as an expense against a liability in the period in which the associated revenue is recognized.

NOTE 14 – TRADE RECEIVABLES

USDm	2025	2024	2023
Analysis as of December 31 of trade receivables:
Gross trade receivables:
Not due	71.1	73.0	97.5
Due < 30 days	56.9	32.0	42.6
Due between 30 and 180 days	72.3	82.6	62.4
Due > 180 days	18.9	6.3	19.2
Total gross	219.2	193.9	221.7
Allowance for expected credit loss	4.5	10.0	10.7
Total net	214.7	183.9	211.0
The Management makes allowances for expected credit losses based on “the simplified approach” according to IFRS 9 to provide for expected credit losses, which permits the use of the lifetime expected loss provision for all trade receivables.
In 2024, as a result of improved collection efforts and decreased losses on trade receivables, the Management reassessed the accounting estimates included in the expected credit loss allowance matrix. The outcome of the reassessment resulted in an updated allowance matrix, reversing allowances of $5.9m in 2024.
Expected credit loss for receivables overdue 180 days or less is 0%-3%, depending on the category of the receivable. Expected credit loss for receivables overdue more than 180 days is 10%-100%, depending on the category of the receivable. Expected credit loss for receivables overdue more than one year is  50%-100%, also depending on the category of the receivable. For all “legal” cases, allowances of 100% are made.
Movements in provisions for impairment of trade receivables during the year are as follows:

USDm	2025	2024	2023
Allowance for expected credit loss
Balance as of January 01	10.0	10.7	10.6
Provisions for the year	2.8	5.8	3.3
Provisions reversed during the year	(8.3)	(6.5)	(3.2)
Balance as of December 31	4.5	10.0	10.7
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
Expected credit losses
Expected credit losses are, at initial recognition, determined using an aging factor as well as a specific customer knowledge such as customers’ ability to pay, considering historical information about payment patterns, credit risks, customer concentrations, customer creditworthiness as well as prevailing economic conditions. The estimates are updated subsequently, and if the debtor’s ability to pay is becoming doubtful, expected credit losses are calculated on an individual basis. When there are no reasonable expectations of recovering the carrying amount, the receivable is written off in part or entirely.

NOTE 15 – OTHER RECEIVABLES

USDm	2025	2024	2023
Derivative financial instruments	10.9	33.0	37.6
Escrow accounts	—	—	14.9
Marine Engineering work in progress	6.5	4.2	1.3
Vessel sale	—	18.9	—
Other	6.3	3.5	6.7
Balance as of December 31	23.7	59.6	60.5
No significant other receivables are past due or credit impaired.
The carrying amount is a reasonable approximation of fair value due to the short-term nature of the receivables. Please refer to Note 25 for further information on fair value hierarchies.
NOTE 16 – PREPAYMENTS

USDm	2025	2024	2023
Prepaid operating expenses	1.9	1.7	1.2
Prepaid bareboat hire	0.2	2.8	0.8
Prepaid customer contract assets	1.6	2.4	2.5
Vessel lease extinguishment prepayment	29.1	—	—
Other prepayments	6.3	5.3	10.7
Balance as of December 31	39.1	12.2	15.2

NOTE 17 – COMMON SHARES AND TREASURY SHARES

Common shares		2025	2024	2023
	Nominal value per share (USD)	Number of shares	Number of shares	Number of shares
A-shares	0.01	101,332,707	97,814,051	86,225,684
B-shares	0.01	1	1	1
C-shares	0.01	1	1	1
Total		101,332,709	97,814,053	86,225,686
During the year, the share capital was increased by 4,012,027 A-shares with a nominal value of $40,120.27. The total amount including share premium amounted to $19.3m. $17.0m was non-cash increases in conjunction with the acquisition of 1 vessel, and $2.3m was contributed in cash in connection with exercise of Restricted Share Units.
During 2024, the share capital was increased by 11,588,367 A-shares with a nominal value of $115,883.67.The total amount including share premium amounted to $331.7m. $319.2m was a non-cash increase in conjunction with the acquisition of nineteen vessels, and
$12.5m was contributed in cash in connection with exercise of Restricted Share Units.
During 2023, the share capital was increased by 3,914,385 A-shares with a nominal value of $39,143.85. The total amount including share premium amounted to $92.7m. $86.5m was a non-cash increase in conjunction with the acquisition of five vessels, and $6.2m was contributed in cash in connection with exercise of Restricted Share Units.
The A-shares are listed on Nasdaq in Copenhagen and Nasdaq in New York and are publicly available for trading. Each A-share carries one vote at the General Meetings and gives the shareholders the right to dividends, liquidation proceeds, or other distributions. The A-
shares carry no other rights or obligations. The B-share has one vote at the General Meetings, has no pre-emption rights in relation to any issue of new shares of other classes, and carries no right to receive dividends, liquidation proceeds, or other distributions from
TORM.
The holder of the B-share has the right to elect one member to the Board of Directors (being the Deputy Chair), up to three alternates as well as one Board Observer. The B-share cannot be transferred or pledged, except for a transfer to a replacement trustee.
The C-share represents 350,000,000 votes at the General Meetings in respect of certain Specified Matters, including election of members to the Board of Directors (including the Chair, but excluding the Deputy Chair) and certain amendments to the Articles of
Association proposed by the Board of Directors. The C-share has no pre-emption rights in relation to any issue of new shares of other classes and carries no right to receive dividends, liquidation proceeds, or other distributions from TORM. The C-share cannot be transferred or pledged, except to an affiliate of Njord Luxco.
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
B-share and the C-share are redeemed at the same time.
After the end of the year, subsequent changes were made to the B- and C-shares. Refer to Note 2 for description of subsequent events.

NOTE 17 – continued

Treasury shares	2025	2024	2023
Number of shares '000
Balance as of January 01	493.4	493.4	493.4
Cancellations	-493.4	—	—
Balance as of December 31	0.0	493.4	493.4

	2025	2024	2023
Nominal value USD '000
Balance as of January 01	4.9	4.9	4.9
Cancellations	(4.9)	—	—
Balance as of December 31	—	4.9	4.9

Treasury shares - continued	2025	2024	2023
Percentage of share capital
Balance as of January 01	0.5%	0.6%	0.6%
Cancellations	(0.5)%	—%	—%
Dilution due to capital increases	—	(0.1)%	—%
Balance as of December 31	—%	0.5%	0.6%
At the 2025 Annual General Meeting on April 16, 2025, our shareholders approved the application for a court order from the
Companies Court in England and Wales to effect the cancellation of 493,371 treasury shares that we purchased in share buybacks on
Nasdaq Copenhagen A/S in 2016 and 2020. On May 15, 2025, the Court approved the cancellation. The cancellation of these treasury shares was intended to rectify the fact that these repurchases were not made in accordance with the UK Companies Act, which distinguishes between buybacks effected through “market purchases” and “off-market purchases.” We effected these buybacks under
“market purchase” resolutions; however, for purposes of the UK Companies Act, Nasdaq Copenhagen A/S is an overseas exchange, making it ineligible for buybacks conducted under the “market purchase” provisions. The cancellation of the affected treasury shares did not affect the rights attached to, or result in any other change to, any of our other shares (or their nominal value).
As of December 31, 2024, the Company's holding of treasury shares represented 493,371 shares, (2023: 493,371 shares) of $0.01 each at a total nominal value of $0.0m (2023: $0.0m) and a market value of $9.6m (2023: $14.9m).
Restricted Share Units
Key management participates in an LTIP program, which gives the right to buy TORM shares at a predefined share price. Please refer to note 5.

NOTE 18 – OTHER LIABILITIES

USDm	2025	2024	2023
Accrued operating expenses	16.9	22.7	17.8
Accrued interest	11.1	11.3	2.1
Wages and social expenses	21.6	19.0	22.4
Accrued administration expenses	4.1	2.6	1.9
Derivative financial instruments	3.4	2.5	2.8
EU Emission Allowances	10.3	5.2	—
Other	4.2	0.9	1.2
Balance as of December 31	71.6	64.2	48.2

Hereof non-current	3.3	2.9	3.0
Hereof current	68.3	61.3	45.2
The carrying amount is a reasonable approximation of fair value due to the short-term nature of the payable. Please refer to Note 25 for further information on fair value hierarchies.
Accounting Policies
Other liabilities are generally measured at amortized cost. Derivative financial instruments included in other liabilities are measured at fair value.

NOTE 19 – EFFECTIVE INTEREST RATE, OUTSTANDING BORROWINGS

		2025			2024			2023
USDm	Fixed/ floating	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾	Maturity	Effective interest¹⁾	Carrying value²⁾
Borrowings
Bond Facility⁵⁾	Fixed	2029	10.2%	200.0	2029	9.9%	200.0	—	—	—
CMBFL³⁾	Fixed	2026	10.8%	106.7	2033	5.8%	159.5	2033	5.7%	195.8
Springliner (USD)³⁾	Fixed	2026	4.8%	21.9	2026	4.8%	25.0	2026	4.8%	27.9
CDBL³⁾	Fixed	—	—%	—	2032	6.1%	136.5	2032	5.7%	149.0
BoComm 2 (USD)³⁾	Floating	2026	17.0%	28.9	2032	7.6%	62.1	2032	7.0%	66.7
Credit Agricole Facility⁵⁾	Floating	2031	5.8%	68.6	—	—	—	—	—	—
DSF Facility⁵⁾	Floating	2031	5.6%	107.6	2029	6.4%	123.8	2029	5.9%	140.1
DSF Facility 2⁵⁾	Floating	2029	5.4%	76.0	2029	6.2%	92.0	2029	5.8%	52.5
DSF Facility 3⁵⁾	Floating	2031	5.6%	27.4	2031	6.2%	29.8	—	—	—
HCOB Facility⁵⁾	Floating	2031	7.0%	43.8	2031	7.4%	87.5	2029	7.8%	31.2
ING⁵⁾	Floating	2029	5.7%	44.8	2029	6.4%	51.4	2029	5.9%	57.9
KFW Facility⁵⁾	Floating	2032	6.4%	28.8	2032	7.1%	31.8	2032	6.4%	34.8
Syndicate Facility 2025⁵⁾	Floating	2030	5.7%	248.1	—	—%	—	—	—%	—
Other credit facilities	Floating	2026	4.0%	3.0	2026	4.3%	1.8	2026	4.7%	4.8
BoComm 3 (USD)³⁾	Floating	—	—%	—	2029	7.9%	73.5	2029	7.3%	82.2
Syndicate Facility 2023⁵⁾	Floating	—	—%	—	2029	7.2%	160.0	2028	6.6%	224.0
Total borrowings and weighted average effective interest rate⁴⁾			7.5%	1,005.6		7.1%	1,234.7		6.2%	1,066.9
Borrowing costs				(13.2)			(17.0)			(13.9)
Right-of-use lease liabilities				10.7			8.6			6.6
Total				1,003.1			1,226.3			1,059.6
Hereof non-current				714.3			1,061.0			886.9
Hereof current				288.8			165.3			172.7
1) Effective interest rate includes deferred borrowing costs.
2) Because of the floating interest rate, the carrying value of the Group's borrowings is approximately equal to the fair value except for fixed rate borrowings, where the fair value amounts to $321.4m (2024: $544.8m, 2023:  $402.8m (compared to a total carrying value as of December 31, 2025 of $328.6m, 2024: $521.0m, 2023: $372.7m).
3) Lease debt recognized under sale and leaseback arrangement with repurchase options (accounted for as finance transactions).
4) Please refer to Note 23 for average interest rate including hedges.
5) Facility with financial covenant. Total carrying value amounts to $845.0m as of December 31, 2025 (2024: $776.3m, 2023:
$540.5m).
In addition to the facilities above, TORM had undrawn credit facilities of $398.8m as of December 31, 2025. Please refer to Note 2 for further information on the Company’s liquidity and capital resources and Notes 23 and 24 for further information on interest rate swaps and financial risks.

NOTE 19 – continued
The following table summarizes the reconciliation of liabilities arising from financing activities:

		Cash movements		Non-cash movements
USDm	Opening balance as of January 01, 2025	Borrowings	Repayments		Other changes	End balance as of December 31, 2025
Borrowings	1,226.3	338.0	(567.7)		6.5	1,003.1
Total	1,226.3	338.0	(567.7)		6.5	1,003.1

		Cash movements		Non-cash movements
USDm	Opening balance as of January 01, 2024	Borrowings	Repayments		Other changes	End balance as of December 31, 2024
Borrowings	1,059.6	419.4	(256.3)		3.6	1,226.3
Total	1,059.6	419.4	(256.3)		3.6	1,226.3

		Cash movements		Non-cash movements
USDm	Opening balance as of January 01, 2023	Borrowings	Repayments		Other changes	End balance as of December 31, 2023
Borrowings	966.9	676.4	(585.4)		1.7	1,059.6
Total	966.9	676.4	(585.4)		1.7	1,059.6
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

NOTE 20 – COLLATERAL SECURITY FOR BORROWINGS
The total carrying amount of vessels which have been provided as security for borrowings amounts to  $2,792m as of December 31,
2025 (2024: $2,827m, 2023: $2,070m), including transferred ownership under sale and leaseback arrangements accounted for as financing transactions, where the vessels are not derecognized and where vessels are provided as security for lease debt.
$0.0m (2024:$0.7m, 2023: $0.7m) in floating charge in Marine Exhaust Technology A/S have been provided as security for loans to other lenders.
$0.0m (2024: $0.3m, 2023: $0.4m) in floating charge in Marine Exhaust Technology A/S have been provided as security for loans to banks.
In the current year zero shares (2024: zero shares, 2023: 10,500 shares) in ME Production A/S with a book value of $0.0m (2024:
$0.0m, 2023: $2.1m) have been provided as security for loans to the lenders of Marine Exhaust Technology A/S.
$6.7m (2024: $6.2m, 2023: $6.6m) in floating charge in ME Production A/S with a book value of $8.2m (2024: $7.4m, 2023: $10.5m)
have been provided as security for loans to banks.
Please refer to Note 1 for further information.
NOTE 21 – GUARANTEE COMMITMENTS AND CONTINGENT LIABILITIES
The guarantee commitments of the Group are less than $0.1m (2024: $0.1m, 2023: $0.1m) and relate to guarantee commitments to
Danish Shipping.
The Group is involved in certain other legal proceedings and disputes. It is the Management's opinion that the outcome of these proceedings and disputes will not have any material impact on the Group's financial position, results of operations, and cash flows.

NOTE 22 – CONTRACTUAL RIGHTS AND OBLIGATIONS
The following table summarizes the Group's contractual obligations as of December 31, 2025.

USDm	2026	2027	2028	2029	2030	Thereafter	Total
Borrowings ¹⁾	291.8	100.3	94.7	385.6	78.8	65.1	1,016.3
Interest payments related to scheduled interest fixing	38.8	34.5	30.5	20.0	4.0	0.7	128.5
Estimated variable interest payments ²⁾	5.5	4.4	5.3	2.7	1.2	1.5	20.6
Committed scrubber installations ³⁾	10.0	2.0	1.9	1.6	—	—	15.5
Trade payables and other obligations	86.7	—	—	—	—	3.0	89.7
Total	558.8	141.2	132.4	409.9	84.0	70.3	1,396.6
The following table summarizes the Group's contractual obligations as of December 31, 2024.

USDm	2025	2026	2027	2028	2029	Thereafter	Total
Borrowings ¹⁾	167.9	166.2	132.8	118.1	488.2	170.1	1,243.3
Interest payments related to scheduled interest fixing	51.1	46.5	43.7	39.8	26.0	5.3	212.4
Estimated variable interest payments ²⁾	9.9	8.8	8.4	8.5	5.7	4.7	46.0
Committed scrubber installations ³⁾	11.9	1.1	7.9	2.1	—	—	23.0
Trade payables and other obligations	92.0	—	—	—	—	2.7	94.7
Total	332.8	222.6	192.8	168.5	519.9	182.8	1,619.4
The following table summarizes the Group's contractual rights as of December 31, 2023

USDm	2024	2025	2026	2027	2028	Thereafter	Total
Borrowings ¹⁾	174.9	148.0	148.4	112.0	120.0	370.2	1,073.5
Interest payments related to scheduled interest fixing	41.0	32.5	26.7	24.5	19.5	18.4	162.6
Estimated variable interest payments ²⁾	6.3	5.3	6.1	6.2	7.5	8.9	40.3
Secondhand vessel commitments	190.4	—	—	—	—	—	190.4
Committed scrubber installations ³⁾	23.6	—	2.0	8.1	2.0	—	35.7
Trade payables and other obligations	85.0	—	—	—	—	2.7	87.7
Total	521.2	185.8	183.2	150.8	149.0	400.2	1,590.2
1) The presented amounts to be repaid do not include directly related borrowing costs arising from the issuing of the loans of $13.2m
(2024: $17.0m. 2023: $13.9m), which are amortized over the term of the loans. Borrowing costs capitalized during the year amount to
$6.8m (2024: $7.3m, 2023: $9.0m).
2) Variable interest payments are estimated based on the forward rates for each interest period including hedging instruments
3) Commitments for pollution reduction installations

NOTE 22 – continued
TORM has contractual rights to receive future payments as lessor of vessels on time charter and bareboat charter to customers.
The following table summarizes the Group's contractual rights as of December 31, 2025

USDm	2026	2027	2028	2029	2030	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels ⁵⁾	53.9	31.2	9.2	—	—	—	94.4
Total	53.9	31.2	9.2	—	—	—	94.4
The following table summarizes the Group's contractual rights as of December 31, 2024

USDm	2025	2026	2027	2028	2029	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels ⁵⁾	67.8	26.2	11.9	—	—	—	105.9
Total	67.8	26.2	11.9	—	—	—	105.9
The following table summarizes the Group's contractual rights as of December 31, 2023

USDm	2024	2025	2026	2027	2028	Thereafter	Total
Contractual rights - as lessor:
Charter hire income for vessels ⁵⁾	37.8	24.1	—	—	—	—	61.9
Total	37.8	24.1	—	—	—	—	61.9
5) Charter hire income for vessels on time charter is recognized under "Revenue". During the years revenue from time charter amounted to $129.3m (2024: $145.6m, 2023: $43.8m)
The average period until redelivery of the vessels for the period ended December 31, 2025 was 2.0 years  (2024: 1.8 years, 2023:1.6 years).

NOTE 23 – DERIVATIVE FINANCIAL INSTRUMENTS
Please refer to Note 25 for further information on fair value hierarchies.

USDm	2025	2024	2023
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements — fair value through profit and loss	2.0	7.8	1.7
Bunker swaps — fair value through profit and loss	(0.8)	0.3	(0.2)
Bunker swaps — hedge accounting	—	0.1	(0.5)

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts — hedge accounting	0.9	(2.3)	0.5
Interest rate swaps — hedge accounting	8.3	24.7	35.3
Fair value of derivatives as of December 31	10.4	30.6	36.8
Derivative financial instruments are presented as below on the balance sheet:

	Financial	Financial
USDm	assets	liabilities
2025
Offsetting financial assets and financial liabilities:
Gross amount	11.6	(1.2)
Offsetting amount	(0.7)	0.7
Net amount presented in the balance sheet	10.9	(0.5)

	Financial	Financial
USDm	assets	liabilities
2024
Offsetting financial assets and financial liabilities:
Gross amount	32.9	(2.3)
Offsetting amount	—	—
Net amount presented in the balance sheet	32.9	(2.3)

	Financial	Financial
USDm	assets	liabilities
2023
Offsetting financial assets and financial liabilities:
Gross amount	37.7	(0.9)
Offsetting amount	(0.1)	0.1
Net amount presented in the balance sheet	37.6	(0.8)
Derivative financial instruments assets are offset against derivative financial instruments liabilities where the counterparty is identical, where TORM has legal right to offset and intends to settle on a net basis.
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

NOTE 23 - continued
FFAs are used to mitigate fluctuations in the freight rates of vessels with a duration of 0-24 months. The FFAs are not designated for hedge accounting.
Forward exchange contracts with a fair value of $0.9m (net gain) are designated as hedge accounting relationships to hedge a part of
TORM payments in 2026 regarding administrative and operating expenses denominated in DKK with a notional value of DKK 341.3m
(2024: DKK 348.9m 2023: DKK 325.5m).
Interest rate swaps with a fair value of $8.3m (net gain) applying the USD Secured Overnight Financing Rate ("SOFR") compounded in arrears are designated as hedge accounting relationships to fix a part of TORM's interest payments during the period 2026-2030 with a notional value of $414.2m (2024: $498.7m, 2023: $923.0m).
Bunker swaps with a fair value $0.0m are designated as hedge accounting relationships and are  used to reduce the exposure to fluctuations in bunker prices for fixed voyages denominated in MT with a notional value of MT 2,400 (2024: MT 9,000, 2023: MT
9,600).
At year-end 2025, 2024, and 2023, TORM held the following derivative financial instruments designated as hedge accounting:

2025	Notional value	Unit	2026	2027	After 2027
Forward exchange contracts (USD/DKK) ¹⁾	341.3	DKKm	341.3	—	—
Interest rate swaps ²⁾	414.2	USDm	20.2	124.4	269.5
Bunker swaps ³⁾	2,400.0	MT	2,400.0	—	—
1) The average hedge of USD/DKK currency was 6.4
2) The average interest rate was 2.76% p.a. plus margin
3) The average price of the hedging instruments was $391.0

Hedge accounting			Expected maturity
2024	Notional value	Unit	2025	2026	After 2026
Forward exchange contracts (USD/DKK) ¹⁾	348.9	DKKm	348.9	—	—
Interest rate swaps ²⁾	498.7	USDm	134.5	95.2	268.9
Bunker swaps ³⁾	9,000.0	MT	9,000.0	—	—
1) The average hedge of USD/DKK currency was 6.8
2) The average interest rate was 1.29 p.a. plus margin.
3) The average price of the hedging instruments was $391.0

Hedge accounting			Expected maturity
2023	Notional value	Unit	2024	2025	After 2025
Forward exchange contracts (USD/DKK) ¹⁾	325.5	DKKm	325.5	—	—
Interest rate swaps ²⁾	923.0	USDm	103.3	172.0	647.7
Bunker swaps ³⁾	9,600.0	MT	9,600.0	—	—
1) The average hedge of USD/DKK currency was 6.8
2) The average interest rate was 1.45 p.a. plus margin.
3) The average price of the hedging instruments was $539.2
TORM only enters into interest derivatives under established ISDA agreements supported with or without credit support annexes with predefined credit thresholds.
Cash collateral of $5.4m (2024: $11.3m, 2023: $27.9m) has been provided as security for the agreements relating to derivative financial instruments, which does not meet the offsetting criteria in IAS 32, but which can be offset against the net amount of the derivative asset and derivative liability in case of default, and insolvency, or bankruptcy in accordance with associated collateral arrangements.
NOTE 23 - continued

TORM did not enter into any enforceable netting arrangements.
Further details on derivative financial instruments are provided in Notes 24 and 25.
The table below shows realized amounts as well as fair value adjustments regarding derivative financial instruments recognized in the income statements and equity in 2025, 2024 and 2023.

Income statement					Other comprehensive income		Equity
USDm	Port expenses, bunkers, and commissions	Financial items	Operating expenses	Admini- strative expenses	Transfer to income statement	Fair value adjustment	Hedging reserves as of December 31
2025
Forward freight agreements	(6.7)	—	—	—	—	—	—
Bunker swaps	—	—	—	—	(0.1)	(0.2)	(0.1)
Forward exchange contracts	—	—	0.7	0.5	(1.2)	4.4	0.9
Interest rate swaps	—	13.5	—	—	(12.6)	(3.1)	7.8
Total	(6.7)	13.5	0.7	0.5	(13.9)	1.1	8.6

2024
Forward freight agreements	8.2	—	—	—	—	—	—
Bunker swaps	(0.1)	—	—	—	0.1	0.5	0.1
Forward exchange contracts	—	—	(0.6)	(0.5)	1.1	(4.0)	(2.3)
Interest rate swaps	—	22.5	—	—	(20.9)	10.5	23.7
Total	8.1	22.5	(0.6)	(0.5)	(19.7)	7.0	21.5

2023
Forward freight agreements	23.0	—	—	—	—	—	—
Bunker swaps	1.0	—	—	—	0.3	(0.8)	(0.5)
Forward exchange contracts	—	—	—	(0.1)	0.1	0.1	0.5
Interest rate swaps	—	24.7	—	—	(22.3)	3.7	34.1
Total	24.0	24.7	—	(0.1)	(21.9)	3.0	34.1
The hedging reserves as of December 31 relates to derivatives used for cash flow hedge for open hedging instruments, only. Certain interest rate swaps fair value change are considered ineffective and is recognized in "Financial expenses" in the income statement.
Please refer to page F-57 for a full overview of the fair value of hedge instruments.
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
Please refer to the Risk Management section in our Sustainability Statement under E1 Climate Change section on page 64 in the Annual
Report 2025 for a detailed description of emerging risks.
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
During 2025, 6.7% (2024: 8.5%, 2023: 12.6%) of the 31,840 earning days deriving from operating the Company’s tankers were covered in this way. Physical time charter contracts accounted for 80.4% (2024: 65.6%, 2023: 8.5%) of overall coverage. In 2025, the Company sold FFAs with a notional contract value of $82.6m (2024: $82.6m, 2023: $213.9m) and bought FFAs with a notional contract value of
86.4 (2024: 11.7, 2023: 0). The total notional contract volume sold in 2025 was 2,820,000 metric tons (2024: 2,430,000 metric tons;
2023: 5,400,000 metric tons), and the total notional volume bought was 2,725,000 metric tons (2024: 250,000 metric tons, 2023: 0 metric tons). At the end of 2025, the coverage of available earning days for 2026 was 8.5% through time charters, current spot voyages and cargo contracts (2024: 12.8%, 2023: 11.3%).
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
Sensitivity to changes in freight rates

USDm	2026	2025	2024
Decrease in freight rates of USD/day 1,000:
Changes in profit/loss before tax for the following year	(31.5)	(28.9)	(27.8)
Changes in equity for the following year	(31.5)	(28.9)	(27.8)
Sales and purchase price fluctuations
As an owner of vessels, TORM is exposed to risks associated with changes in the value of the vessels, which can vary considerably during their useful lives. As of December 31, 2025, the carrying value of the fleet was $2,792.2m (2024: $2,826.7m, 2023: $2,070.2m).
Based on broker valuations, TORM’s fleet had a market value of $3,177.5m as of December 31, 2025 (2024: $3,582.9m, 2023:
$3,080.9m).
Bunker price fluctuations
The cost of fuel oil consumed by the vessels, known in the industry as bunkers, accounted for 63.0% (2024: 69.0% 66.6%) of the total voyage costs in 2025 and is by far the biggest single cost related to a voyage.
TORM is exposed to fluctuations in bunker prices which are not reflected in the freight rates achieved by TORM. To reduce this exposure, TORM hedges the bunker exposure with oil product instruments to the extent bunker element in the freight rates achieved is considered fixed.
Bunker trade is subject to specific risk policies and guidelines approved by the Risk Committee including trading limits, stop-loss, stop-
gain and stop-at-zero policies, segregation of duties and other internal control procedures
TORM only hedges bunker exposure whenever the freight is fixed beyond one month. In 2025, 1.0% (2024: 6.0%, 2023: 17.7%) of
TORM’s total bunker purchase was hedged through bunker hedging contracts. At the end of 2025, TORM had covered 1% (2024: 7%,
2023: 5.0%) of its bunker requirements for 2026. The total bunker exposure is estimated to be approximately 480,916 metric tons.
All things being equal, a price change of 10% per ton of bunker oil (without subsequent changes in freight rates) would lead to the following changes in expenditure based on the expected bunker consumption in the spot market:
Sensitivity to changes in the bunker price

USDm	2026	2025	2024
Increase in the bunker prices of 10% per ton:
Changes in profit/loss before tax for the following year	(23.0)	(22.5)	(25.9)
Changes in equity for the following year	(23.0)	(22.5)	(25.9)
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
Liability risks are covered in line with international standards. It is TORM’s policy to cooperate with financially sound international insurance companies with a credit rating of BBB or better, presently some 14-16 companies along with P&I clubs, to diversify risk. The
P&I clubs are members of the internationally recognized collaboration, International Group of P&I clubs, and TORM’s vessels are each insured for the maximum amount available in the P&I system. At the end of 2025, the aggregate insured value of hull and machinery and interest for TORM’s owned vessels amounted to  $3,400.0m (2024: $4,318.5m 2023: $2,340.0m).
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
A major part of TORM’s freight revenues stem from a small group of customers. In 2025, one customer accounted for 8% of TORM’s freight revenues (2024: one accounted for 8%, 2023: one accounted for 8%). The concentration of earnings on a few customers requires extra attention to credit risk. TORM has a Credit Policy under which continued credit evaluations of new and existing customers take place. For long-standing customers, payment of freight normally takes place after a vessel’s cargo has been discharged. For new and smaller customers, TORM’s credit risk is limited as freight is usually paid prior to the cargo’s discharge, or, alternatively, a suitable bank guarantee is placed in lieu thereof.
Because of the payment patterns mentioned above, TORM’s receivables primarily consist of receivables from voyages in progress at year-end and outstanding demurrage. For the past five years, TORM has not experienced any significant losses in respect of charter payments or any other freight agreements. With regard to the collection of original demurrage claims, TORM’s average stands at 96.0%
(2024: 98.4%, 2023: 98.6%), which is considered to be satisfactory given the differences in interpretation of events. In 2025, demurrage represented 12% (2024: 13.0%, 2023: 16.0%) of the total freight revenues. Please refer to Note 1 for more details on recognition of demurrage claims into revenue.

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
Derivative Financial Instruments and Commodity Instruments
In 2025, 100% (2024: 100%, 2023: 100%) of TORM’s forward freight agreements (FFAs) were traded via clearing houses or over-the-
counter (OTC). Trade via clearing houses effectively reduces counterparty credit risk by daily clearing of balance and OTC trades are only done with investment grade counterparties. Over-the-counter fuel swaps have restrictively been entered into with major oil companies, banks, or highly reputed partners with a satisfactory credit rating. TORM also trades FX and interest derivatives. All such derivatives were entered into with investment grade counterparties.
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
The part of TORM’s expenses denominated in currencies other than USD accounts for approximately 61.2% (2024: 57.8%, 2023:
60.2%) for administrative expenses and approximately 20.1% (2024: 19.9%, 2023: 21.6%) for operating expenses. TORM’s expected administrative and operating expenses in DKK and EUR for 2026 are approximately DKK 502.6m, whereof 67.9% (2024: 69.1%, 2023:
68.3%) are hedged through FX forward contracts. All FX forward contracts have maturity within 2026, and TORM’s average hedge
USD/DKK currency rate is 6.41. FX exposure is hedged in its entirety for all risks.
TORM assumes identical currency risks arising from exposures in DKK and EUR.
Sensitivity to Changes in the USD/DKK and USD/EUR Exchange Rate
All things being equal, a change in the USD/DKK and the USD/EUR exchange rates of 10% would result in a change in profit/loss before tax and equity as follows:

USDm	2026	2025	2024
Effect of a 10% increase of DKK and EUR:
Changes in profit/loss before tax for the following year	(2.5)	(2.1)	(2.2)
Changes in equity for the following year	(2.5)	(2.1)	(2.2)
Interest rate risk
TORM’s interest rate risk generally relates to interest-bearing borrowings. All TORM’s loans for financing vessels are denominated in
USD. Please refer to Note 19 for additional information on borrowings. At the end of 2025, TORM had fixed 74.1% (2024: 82.7%,
2023: 86.9%) of the debt then outstanding with interest rate swaps, fixed rate leasing debt and senior unsecured bond corresponding to an amount of $742.8m. $414.2m of this amount is hedged at an interest rate of 2.76% plus margin with interest rate swaps with maturity in the period 2026-2030.

NOTE 24 – continued
Sensitivity to Changes in Interest Rates
All things being equal, a change in the interest rate level of 1%-point would result in a change in the interest rate expenses as follows:

USDm	2026	2025	2024
Effect of a 1%-point increase in interest rates:
Changes in profit/loss before tax for the following year	(2.8)	(3.0)	(2.7)
Changes in equity for the following year	4.9	8.7	10.4
Liquidity risk
TORM’s strategy is to ensure continuous access to funding sources by maintaining a robust capital structure and a close relationship with several financial partners. As of December 31, 2025, TORM’s loan portfolio was spread across 14 different banks.
As of December 31, 2025, TORM maintains a liquidity reserve of $163.5m in cash and cash equivalents, including restricted cash, combined with $398.8m in undrawn and committed credit facilities. Cash is only placed in banks or Money Market Funds with an investment grade rating. For further information on contractual obligations, including a maturity analysis, please refer to Note 22.

NOTE 25 – FINANCIAL INSTRUMENTS

	Observable input (Level 2)	Financial instruments measured at fair value	Financial instruments measured at amortized cost	Total carrying value

2025
Financial assets
Loan receivables¹⁾	—	—	4.4	4.4
Trade receivables¹⁾	—	—	214.7	214.7
Other receivables³⁾	10.9	10.9	12.8	23.7
Cash and cash equivalents, including restricted cash¹⁾	—	—	163.5	163.5
Total	10.9	10.9	395.4	406.3

Financial liabilities
Borrowings¹⁾²⁾	—	—	1,003.1	1,003.1
Other non-current liabilities	—	—	3.3	3.3
Trade payables¹⁾	—	—	41.0	41.0
Other liabilities¹⁾³⁾	3.4	3.4	64.9	68.3
Total	3.4	3.4	1,112.3	1,115.7

2024
Financial assets
Loan receivables¹⁾	—	—	4.5	4.5
Trade receivables¹⁾	—	—	183.9	183.9
Other receivables³⁾	33.0	33.0	26.6	59.6
Cash and cash equivalents, including restricted cash¹⁾	—	—	291.2	291.2
Total	33.0	33.0	506.2	539.2

Financial liabilities
Borrowings¹⁾²⁾	—	—	1,226.3	1,226.3
Other non-current liabilities	—	—	2.9	2.9
Trade payables¹⁾	—	—	50.0	50.0
Other liabilities¹⁾³⁾	2.5	2.5	58.8	61.3
Total	2.5	2.5	1,338.0	1,340.5

2023
Financial assets
Loan receivables¹⁾	—	—	4.5	4.5
Trade receivables¹⁾	—	—	211.0	211.0
Other receivables³⁾	37.6	37.6	22.9	60.5
Cash and cash equivalents, including restricted cash¹⁾	—	—	295.6	295.6
Total	37.6	37.6	534.0	571.6

Financial liabilities
Borrowings¹⁾²⁾	—	—	1,059.6	1,059.6
Other non-current liabilities	—	—	3.0	3.0
Trade payables¹⁾	—	—	43.1	43.1
Other liabilities¹⁾³⁾	2.8	2.8	42.4	45.2
Total	2.8	2.8	1,148.1	1,150.9
1) Due to the short maturity, the carrying value is considered to be an appropriate expression of the fair value
2) See Note 20
3) Derivative financial instruments are presented in the balance sheet line "Other receivables" and "Other liabilities"
Fair value hierarchy for financial instruments measured at fair value in the balance sheet
Below, please find the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.
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
NOTE 26 – RELATED PARTY TRANSACTIONS
As of December 31, 2025 TORM’s ultimate controlling party is Brookfield Oaktree Holdings, LLC, a limited liability company incorporated in the USA. The immediate controlling shareholder is OCM Njord Holdings S.á.r.l. (Njord Luxco).
After the end of the year, subsequent changes were made to the B- and C-shares. Refer to Note 2 for description of subsequent events.
Shareholders' contribution and dividends paid are disclosed in the consolidated statement of changes in equity. Dividends to related parties are paid out based on the related parties’ ownership of shares.
The remuneration of key management personnel, which consists of the Board of Directors, Executive Director and the Senior
Management Team, is disclosed in Note 5.

NOTE 27 – ASSETS HELD FOR SALE AND NON-CURRENT ASSETS SOLD DURING THE YEAR

USDm	2025	2024	2023
Assets held for sale
Number of vessels held for sale end of period	1	—	3
Carrying amount	24.4	—	47.2

Sold and delivered during the year
Number of vessels	7	4	8
Vessel sales price (CF) ¹⁾	128.2	84.2	169.5
Carrying amount of vessels and capitalized dry-docking	(102.8)	(47.0)	(111.4)
Bunker and lube oil cost	(3.6)	(1.5)	(4.6)
Transaction costs (CF) ²⁾	(2.8)	(1.6)	(3.1)
Profit on sale	19.0	34.1	50.4

Sold last year and delivered during the year
Number of vessels	—	3	—
Vessel sales price (CF) ¹⁾	—	67.3	—
Carrying amount of assets held for sale	—	(47.2)	—
Bunker and lube oil cost	—	(2.0)	—
Transaction costs (CF) ²⁾	—	(0.9)	—
Profit on sale	—	17.2	—

NOTE 28 – CASH FLOWS

USDm	2025	2024	2023
Reversal of other non-cash movements:
Exchange rate adjustments	0.5	(0.6)	0.1
Share-based payments	34.1	30.2	22.5
Fair value adjustments on derivative financial instruments	6.8	(6.6)	(1.5)
Reversal of provisions adjustments	—	—	(6.5)
Other adjustments	—	(0.1)	(0.1)
Total	41.4	22.9	14.5

USDm	2025	2024	2023
Change in inventories, receivables, and payables:
Change in inventories	(1.3)	(10.2)	1.2
Change in receivables	(33.2)	41.7	45.2
Change in prepayments	(3.8)	8.4	(1.8)
Change in trade payables and other liabilities	4.8	7.9	3.2
Total	(33.5)	47.8	47.8

NOTE 29 – ENTITIES IN THE GROUP

Entity	Country
TORM plc	United Kingdom

Investments in subsidiaries ⁵⁾:
Entity owned by TORM plc	Country	Ownership ⁴⁾
TORM A/S	Denmark	100%
TORM Singapore Pte. Ltd.	Singapore	100%
TORM VesselCo UK Limited ⁷⁾	United Kingdom	100%
VesselCo 9 Pte. Ltd.	Singapore	100%
VesselCo 10 Pte. Ltd. ¹⁾	Singapore	100%
VesselCo 12 Pte. Ltd.	Singapore	100%
OCM Singapore Njord Holdings Hardrada, Pte. Ltd ²⁾	Singapore	100%
TORM Tanker Corporation ⁶⁾	USA	100%

Entity owned by subsidiaries	Country	Ownership ⁴⁾
TORM Shipping India Private Limited ³⁾	India	100%
OMCI Marine Services Private Limited ³⁾	India	100%
TORM Middle East DMCC	United Arab Emirates	100%
TORM USA LLC ⁶⁾	USA	100%
TORM SHIPPING (PHILS.), INC.	Philippines	25%
Marine Exhaust Technology A/S	Denmark	100%
ME Production A/S	Denmark	100%
Gale Energy ApS	Denmark	100%
Marine Exhaust Technology (Hong Kong) Ltd.	China	100%
ME Production (Zhejiang) Co, Ltd.	China	100%
Suzhou ME Production Technology Co, Ltd.⁶⁾	China	100%
1) Entities dissolved in the financial year ended December 31, 2023.
2) Entities dissolved in the financial year ended December 31, 2025.
3) Entities with different reporting periods: Indian entities have a financial reporting period that runs from April 01 to March 31 as required by the Indian government's laws and legislations.
4) For all subsidiaries, ownership and voting rights are the same except for TORM SHIPPING (PHILS.), INC where voting rights are
100%.
5) All subsidiaries are consolidated in full.
6) Entities not audited.
7) TORM VesselCo UK Limited (a UK subsidiary, registration number: 15772160) will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended December 31, 2025.

NOTE 29 - continued
Interest in legal entities included as joint ventures:
The Danish joint venture, Long Range 2 A/S has been dissolved during the year. There has been no activity in the joint venture during the year and the comparison years.
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

United Arab Emirates
DMCC Business Centre
AU Tower 15-G
JLT Cluster I
Dubai, UAE
United Arab Emirates

NOTE 30 – EARNINGS PER SHARE AND DIVIDEND PER SHARE

	2025	2024	2023
Earnings per share

Net profit/(loss) for the year attributable to TORM plc shareholders (USDm)	285.3	612.5	648.3

Million shares
Weighted average number of shares	98.4	94.1	84.1
Weighted average number of treasury shares	(0.2)	(0.5)	(0.5)

Weighted average number of shares outstanding	98.2	93.6	83.6
Dilutive effect of outstanding share options	1.9	2.7	3.1
Weighted average number of shares outstanding incl. dilutive effect of share options	100.1	96.3	86.7

Basic earnings/(loss) per share (USD)	2.91	6.54	7.75

Diluted earnings/(loss) per share (USD)	2.85	6.36	7.48

	2025	2024	2023
Dividend per share

Declared dividend per share (USD)	2.12	5.10	4.42
Declared dividend for the year (USDm)	209.9	485.3	370.9

Proposed dividend per share for approval at the annual general meeting (USD)	—	—	1.36
Proposed dividend for approval at the annual general meeting (USDm)	—	—	126.3

Dividends paid per share (USD)	2.02	5.86	7.01
Dividends paid during the year (USDm)	199.7	553.3	586.4

Number of shares
Number of shares, end of period (million)	101.3	97.8	86.2
Number of treasury shares, end of period (million)	—	(0.5)	(0.5)
Number of shares outstanding, end of period (million)	101.3	97.3	85.7
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
Diluted earnings per share are calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect of including them would be to increase earnings per share or reduce a loss per share.

NOTE 31 – CASH AND CASH EQUIVALENTS, INCLUDING RESTRICTED CASH

	2025	2024	2023
Cash at banks and on hand	158.1	271.9	265.5
Cash and cash equivalents	158.1	271.9	265.5

Cash provided as security for initial margin calls and negative market values on derivatives, etc.¹⁾	5.4	19.3	30.1
Restricted cash	5.4	19.3	30.1
Cash and cash equivalents, including restricted cash	163.5	291.2	295.6
1) The counterparties have an obligation to return any excess cash provided as security to the Group upon settlement or early termination of the contracts.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of TORM plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of TORM plc (the Company) as of December 31, 2025, 2024 and 2023,
the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the
“consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International
Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB),
the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-
Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2026, expressed an unqualified opinion thereon.
Basic for Opinion
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

Vessel impairment indicator assessment

Description of the Matter
At December 31, 2025, the carrying value of the Company’s vessels and capitalized dry-docking was USD
2,792 million. As discussed in Notes 1 and 12 to the consolidated financial statements, the Company assesses impairment indicators at each reporting date or whenever events or changes in circumstances would indicate that the carrying amounts of its vessels might not be recoverable in accordance with IAS 36 Impairment of
Assets. The Company prepares the impairment indicator assessment at the cash generating unit (CGU) level, which has been determined as the LR1, LR2 and MR vessels (the Tanker Fleet) as they are operated collectively, are largely interchangeable and the cash flows generated by them are interdependent from other vessels. In assessing vessel impairment indicators, the Company monitors the fair value of the vessels, which was calculated as the average of two valuations prepared by independent shipbrokers. Based on the assessment, the Company concluded that the no vessel impairment indicators required the Company to prepare an impairment test as of December 31, 2025.

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

We performed audit procedures on the impairment indicator assessment that included, among others, re-
evaluating management’s CGU determination by assessing their analysis in respect of the smallest group of assets that generate largely independent cash flows. We inspected evidence used in Management's determination of the collective operation and homogenous nature of the Tanker Fleet in relation to the CGU determination. We evaluated the determination of the fair value of the vessels by comparing them to the average of two valuations prepared by independent shipbrokers. We performed inquiries with the independent shipbrokers regarding the valuation methodology applied and input data used and evaluated their competence, capabilities and objectivity. We involved our valuation specialists to assist with our audit procedures specific to the valuation of the Tanker Fleet and evaluating the methodology applied by Management’s specialists. We tested the input data used for the valuation of the vessels in the Tanker Fleet by comparing vessel specific inputs with vessel records and supporting documentation as well as evidence obtained in other areas of the audit. We further performed a retrospective comparison of historical sales prices of vessels with the independent broker valuations near the time of disposal and compared the valuations to recent market data for comparable vessels. We assessed the adequacy of the Company’s disclosures in Notes 1 and 12 to the consolidated financial statements.

/s/ EY Godkendt Revisionspartnerselskab
We have served as the Company’s auditor since 2020.
Copenhagen, Denmark
February 26, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of TORM plc
Opinion on Internal Control Over Financial Reporting
We have audited TORM plc’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal
Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)
(the COSO criteria). In our opinion, TORM plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB),
the 2025 consolidated financial statements of the Company and our report dated February 26, 2026, expressed an unqualified opinion thereon.
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
February 26, 2026
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TORM PLC
By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer
Date: February 26, 2026